Form 20-F
period 1999-12-31
FRESH DEL MONTE PRODUCE INC
filed 2000-03-27
CIK 1047340

================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM 20-F

(Mark One)

[ ] Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934 (NO FEE REQUIRED)

                                       or

[X] Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 (NO FEE REQUIRED)


                   For the fiscal year ended December 31, 1999

                                       or

[ ] Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 (NO FEE REQUIRED)


                         Commission file number: 1-14706


                          FRESH DEL MONTE PRODUCE INC.
--------------------------------------------------------------------------------
             (Exact Name of Registrant as Specified in Its Charter)


                               The Cayman Islands
--------------------------------------------------------------------------------
                 (Jurisdiction of incorporation or organization)


                       c/o Del Monte Fresh Produce Company
        800 Douglas Road, North Tower, 12th Floor, Coral Gables, FL 33134
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

 Securities registered or to be registered pursuant to Section 12(b) of the Act:

          Title of each class                     Name of each exchange on which registered
          -------------------                     -----------------------------------------
Ordinary Shares, par value $0.01 per share                  New York Stock Exchange



         Securities registered or to be registered pursuant to Section 12(g) of the Act:
                                      None
                                (Title of Class)

         Securities for which there is a reporting obligation pursuant to
Section 15(d) of the Act:
                                      None
                                (Title of Class)

         Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

                           53,763,600 Ordinary Shares

         Indicate by check mark whether the registrant: (1) has filed all reports required to filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                 Yes [X] No [ ]

         Indicate by check mark which financial statement item the registrant has elected to follow.

                             Item 17 [ ] Item 18 [X]

================================================================================

                                TABLE OF CONTENTS

                                                                                                               Page
                                                                                                               ----
PART I

   Item 1.  Description of Business.............................................................................1

   Item 2.  Description of Property............................................................................23

   Item 3.  Legal Proceedings..................................................................................23

   Item 4.  Control of Registrant..............................................................................26

   Item 5.  Nature of Trading Market...........................................................................27

   Item 6.  Exchange Controls and Other Limitations Affecting Security Holders.................................27

   Item 7.  Taxation...........................................................................................28

   Item 8.  Selected Financial Data............................................................................29

   Item 9.  Management's Discussion and Analysis of Financial Condition and Results of Operations..............31

   Item 9A. Quantitative and Qualitative Disclosures About Market Risk.........................................40

   Item 10. Directors and Officers of Registrant...............................................................43

   Item 11. Compensation of Directors and Officers.............................................................46

   Item 12. Options to Purchase Securities from Registrant or Subsidiaries.....................................46

   Item 13. Interest of Management in Certain Transactions.....................................................47

PART II

   Item 14. Description of Securities to be Registered.........................................................48

PART III

   Item 15. Defaults Upon Senior Securities....................................................................48

   Item 16. Changes in Securities, Changes in Security for Registered Securities and Use of Proceeds...........48

PART IV

   Item 17. Financial Statements...............................................................................48

   Item 18. Financial Statements...............................................................................48

   Item 19. Financial Statements and Exhibits..................................................................49



                                    PART I

         In this Report, references to "$" and "dollars" are to United States dollars. Percentages and certain amounts contained herein have been rounded for ease of presentation. Any discrepancies in any table between totals and the sums of amounts listed are due to rounding. As used herein, references to years ended 1997 through 1999 are to fiscal years ended December 26, 1997, January 1, 1999 and December 31, 1999, respectively.

         THIS REPORT, INFORMATION INCLUDED IN FUTURE FILINGS BY FRESH DEL MONTE PRODUCE INC. AND INFORMATION CONTAINED IN WRITTEN MATERIAL, PRESS RELEASES AND ORAL STATEMENTS ISSUED BY OR ON BEHALF OF US CONTAIN, OR MAY CONTAIN, STATEMENTS THAT CONSTITUTE FORWARD-LOOKING STATEMENTS. THESE STATEMENTS APPEAR IN A NUMBER OF PLACES IN THIS REPORT AND INCLUDE STATEMENTS REGARDING THE INTENT, BELIEF OR CURRENT EXPECTATIONS OF US OR OUR OFFICERS (INCLUDING STATEMENTS PRECEDED BY, FOLLOWED BY OR THAT INCLUDE THE WORDS "BELIEVES", "EXPECTS", "ANTICIPATES" OR SIMILAR EXPRESSIONS) WITH RESPECT TO VARIOUS MATTERS, INCLUDING WITHOUT LIMITATION (i) OUR ANTICIPATED NEEDS FOR, AND THE AVAILABILITY OF, CASH, (ii) OUR LIQUIDITY AND FINANCING PLANS, (iii) TRENDS AFFECTING OUR FINANCIAL CONDITION OR RESULTS OF OPERATIONS, INCLUDING ANTICIPATED EXPENSE LEVELS, (iv) OUR PLANS FOR EXPANSION OF OUR BUSINESS (INCLUDING THROUGH ACQUISITIONS) AND COST SAVINGS, (v) THE IMPACT OF COMPETITION, AND (vi) THE RESOLUTION OF CERTAIN LEGAL AND ENVIRONMENTAL PROCEEDINGS. ALL FORWARD-LOOKING STATEMENTS IN THIS REPORT ARE BASED ON INFORMATION AVAILABLE TO US ON THE DATE HEREOF, AND WE ASSUME NO OBLIGATION TO UPDATE ANY SUCH FORWARD-LOOKING STATEMENT.

         THE FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND INVOLVE RISKS AND UNCERTAINTIES. IT IS IMPORTANT TO NOTE THAT OUR ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS. THE ACCOMPANYING INFORMATION CONTAINED IN THIS REPORT, INCLUDING, WITHOUT LIMITATION, THE INFORMATION UNDER "DESCRIPTION OF BUSINESS--RISK FACTORS" AND "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS," IDENTIFIES IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS.

         Our volume data for included in this Report has been obtained from our records. Other than with respect to volume data for Fresh Del Monte Produce Inc., which we refer to as Fresh Del Monte, the market share, volume and consumption data contained in this Report have been compiled by us based upon data and other information obtained from third party sources, primarily from the Food and Agriculture Organization of the United Nations, which we refer to as the FAO, and from our surveys of customers and other company-compiled data. Volume data contained in this Report is shown in millions of 40 pound equivalent boxes.

ITEM 1.  DESCRIPTION OF BUSINESS

         We are a world leader in the production, distribution and marketing of fresh produce. Our products are marketed throughout the world under the DEL MONTE(R) brand name which has been in existence since 1892 and is a widely recognized symbol of product quality and reliability. Our major products are bananas, pineapples, deciduous fruit and melons. The deciduous fruit we sell includes primarily grapes, plums, nectarines, peaches, apricots and cherries; and apples, pears and citrus. In 1999, we believe we were:

         o the third largest marketer of bananas in the world, with an estimated 19% market share;

         o the largest marketer of fresh pineapples in the world, with an estimated 54% market share; and

         o the largest marketer of cantaloupes sold in the United States in the November to May off-season.

         We control, manage or supervise all aspects of the production, distribution and marketing of our fresh produce. We believe this enhances our ability to ensure the quality of our products, operate efficiently and generate high margins. Our products come primarily from 13 countries located in North and South America, the Asia Pacific region and Africa. In 1999, 31% of the fresh produce we sold was grown on farms owned or leased by us or by joint ventures in which we participate and the remaining 69% was acquired through supply contracts with independent growers. We transport our fresh produce to markets worldwide using our globally managed fleet of 43 owned or chartered refrigerated vessels. We also operate port, distribution and ripening facilities. By controlling transportation and distribution, we are able to continuously monitor and maintain the quality of our produce and ensure its timely distribution to our customers around the world.

         We market and distribute our products to retail chains, wholesalers, independent distributors and marketing companies in more than 50 countries around the world. In 1999, North America was our largest market, accounting for 48% of our total sales. Europe and the Asia Pacific region were our other major markets, accounting for 34% and 16% of total sales. The scale of our fresh produce transportation and distribution operations provides us with the flexibility to take advantage of market opportunities as they arise. It also enables us to rapidly introduce new products and to widely distribute those products efficiently.

         We have exclusive rights to use the DEL MONTE(R) brand name for fresh fruit, fresh vegetables and other fresh produce on a royalty-free basis under a worldwide, perpetual license from Del Monte Corporation, an unaffiliated company that owns the DEL MONTE(R) trademark. Del Monte Corporation and several other unaffiliated companies manufacture, distribute and sell under the DEL MONTE(R) brand name canned or processed fruits, vegetables and other produce as well as dried fruit, snacks and other products.

         Our principal shareholders, the Abu-Ghazaleh family, have been involved in the fresh produce business since the late 1950s and in December 1996 acquired Fresh Del Monte Produce N.V., which we refer to as FDP, N.V., and Global Reefer Carriers, Ltd., which we refer to as GRC. Since the acquisition of these companies, which engaged in the fresh produce business using the DEL MONTE(R) brand name, new executive management, together with existing financial and operating management, have implemented a strategic plan to enhance our position as a leading worldwide producer, distributor and marketer of fresh produce. As part of the implementation of that plan, management has undertaken a comprehensive review of nearly all aspects of our operations with the objective of improving efficiency, reducing costs and improving margins. In addition, new executive management has strengthened our financial position by effecting an initial public offering of our ordinary shares in October 1997 and refinancing existing high interest rate debt.

         In September 1998, we combined the fresh produce business of IAT Group Inc., a company owned by the Abu-Ghazaleh family, with the fresh produce business conducted under the DEL MONTE(R) brand name. We refer to this combination as the IAT transaction. During 1999, we completed several important acquisitions. In January 1999, we acquired all of the outstanding shares of Banana Marketing Belgium N.V., or BMB, a marketing company in Europe which enabled us to expand direct sales in the Northern European market. Also during 1999, we acquired a distribution business in New Zealand and we acquired two fresh-cut fruit businesses in North America which we expect will help us to rapidly develop a national fresh-cut fruit and vegetable business. Through the New Zealand acquisition, we established a new fresh produce sourcing program and a new market for our produce. During 1999, we also entered into new markets in South America.

RISK FACTORS

         OUR RESULTS OF OPERATIONS IN 1999 SUFFERED DUE TO THE DECLINE IN BANANA SALES PRICES, AND WE COULD REALIZE LOSSES AND SUFFER LIQUIDITY PROBLEMS DUE TO DECLINES IN SALES PRICES FOR PINEAPPLES AND OTHER FRESH PRODUCE.

         In 1999, banana sales accounted for a significant portion of our total net sales, and pineapple sales accounted for a significant portion of our total gross profit. Bananas are an agricultural commodity and banana prices fluctuate significantly as a result of supply and demand as well as seasonal and other market factors. Sales prices for bananas declined significantly in 1999 in both the North American and European markets and, as a result, we recorded gross losses on sales of bananas. Sales prices for bananas, pineapples and other fresh produce are difficult to predict, and it is possible that these sales prices will decline, or will decline further, in the future. In recent years, there has been increasing consolidation among leading grocery stores and other retail chains, wholesalers and distributors and we believe it may have resulted in increases in their purchases power which may have contributed to the downward pressure on sales prices. In the event of a decline in fresh produce sales prices we could realize significant losses, experience liquidity problems and suffer a weakening in our financial condition. A significant portion of our costs are fixed, so that fluctuations in the prices of fresh produce have an immediate impact on our profitability. Import regulations such as those currently in place in the European Union banana market can also significantly affect market supply and demand conditions, contributing to sales price fluctuations.

         DUE TO THE FLUCTUATIONS IN THE SUPPLY OF AND DEMAND FOR FRESH PRODUCE, OUR RESULTS OF OPERATIONS ARE HIGHLY SEASONAL, AND WE REALIZE MOST OF OUR NET SALES AND GROSS PROFIT DURING THE FIRST TWO CALENDAR QUARTERS.

         In part as a result of seasonal sales price fluctuations, we have historically realized most of our net sales and a substantial majority of our gross profit during the first two calendar quarters. The sales prices of any fresh produce item fluctuate throughout the year due to the supply of and demand for that particular item as well as the pricing and availability of other fresh produce items, many of which are seasonal in nature. For example, the production of bananas is continuous throughout the year, but the demand for bananas varies because of the availability of other fruit. As a result, banana prices are seasonal and demand, and therefore sales prices, are generally higher during the first six months of the calendar year. For pineapples, the demand in Europe and the United States increases during holiday seasons, in part due to the inclusion of pineapples in gift baskets. We make most of our sales of deciduous fruits during the North American and European off-season from November to May. In the melon market, the entry of many growers selling unbranded or regionally branded melons during the peak North American melon growing season results in greater supply, and therefore lower sales prices, from June to October.

         CROP DISEASE OR SEVERE WEATHER COULD RESULT IN SUBSTANTIAL LOSSES AND WEAKEN OUR FINANCIAL CONDITION.

         Crop disease and severe weather conditions including floods, windstorms and hurricanes may adversely affect our supply of one or more fresh produce items, reduce our sales volumes and increase our unit production costs. Because a significant portion of our costs are fixed and contracted in advance of each operating year, volume declines due to production interruptions or other factors could result in increases in unit production costs which could result in substantial losses and weaken our financial condition. We have experienced crop disease and severe weather conditions from time to time including a hurricane in Guatemala in 1998, flooding in Costa Rica in 1996 and a significant outbreak of Black Sigatoka disease at our Costa Rican banana farms during 1993 and 1994. When crop disease or severe weather conditions occur and destroy crops planted on our farms, we lose our investment in those crops, which increases our unit production costs and reduces our sales volumes. This effect could continue into subsequent years.

         WE MAY HAVE DIFFICULTY COMPETING IN THE HIGHLY COMPETITIVE FRESH PRODUCE INDUSTRY.

         The fresh produce business is highly competitive, in part because our products are perishable. Competition in the sale of bananas, pineapples, deciduous fruit, melons and other fresh fruit comes from competing producers of those fruits as well as from other fresh produce items. The extent of competition varies for each particular fresh produce item. In order to compete successfully, we must be able to strategically source fresh produce of uniformly high quality and sell and distribute it on a timely basis.

         WE ARE SUBJECT TO SUBSTANTIAL LEGAL AND ENVIRONMENTAL RISKS THAT COULD RESULT IN SIGNIFICANT CASH OUTLAYS.

         We are involved in several significant legal and environmental matters which, if not resolved in our favor, could require significant cash outlays and could materially adversely affect our results of operations and financial condition. For example, we are involved in several actions in U.S. and non-U.S. courts involving allegations by numerous Latin American and Philippine plaintiffs that they were injured during the 1970s and 1980s by exposure to a nematocide containing the chemical Dibromochloropropane.

         In addition, the United States Environmental Protection Agency, or the EPA, has placed the Kunia Well Site at our plantation in Oahu, Hawaii on the National Priorities List under the "Superfund" law, the Comprehensive Environmental Response, Compensation and Liability Act of 1980. Under an order entered into with the EPA, we completed a remedial investigation and engaged in a feasibility study to determine the extent of the environmental contamination. The remedial investigation report was finalized on January 21, 1999 and approved by the EPA in February 1999. The final draft feasibility study was submitted for EPA review in December 1999, and we expect that the Feasibility Study will be finalized by the third quarter of 2000. The ultimate outcome and any potential costs associated with this matter is estimated to be between approximately $4.2 million and $28.1 million (a portion of these estimates have been discounted using a 5% interest rate. The undiscounted estimates are between approximately $5.0 million and $30.0 million). As of December 31, 1999, we recorded a provision of approximately $4.2 million.

         ENVIRONMENTAL AND OTHER REGULATION OF OUR BUSINESS COULD ADVERSELY IMPACT US.

         Our business depends on the use of fertilizers, pesticides and other agricultural chemicals. The use and disposal of these chemicals in some jurisdictions are subject to regulation by various agencies. A decision by a regulatory agency to significantly restrict the use of a chemical that has traditionally been used in the cultivation of one of our principal products could have an adverse impact on us. For example, methyl bromide, a pesticide used for fumigation of imported produce for which there is currently no known substitute, is currently scheduled to be phased out in the United States by 2005. Also, under the Federal Insecticide, Fungicide and Rodenticide Act, the Federal Food, Drug and Cosmetic Act and the Food Quality Protection Act of 1996, the EPA is undertaking a series of regulatory actions relating to the evaluation and use of pesticides in the food industry. These actions and future actions regarding the availability and use of pesticides could have an adverse effect on us. In addition, if a regulatory agency were to determine that we are not in compliance with a regulation in that agency's jurisdiction, this could result in substantial penalties and could also result in a ban on the sale of part or all of our products in that jurisdiction.

         WE ARE EXPOSED TO POLITICAL, ECONOMIC AND OTHER RISKS FROM OPERATING A MULTINATIONAL BUSINESS.

         Our business is multinational and subject to the political, economic and other risks that are inherent in operating in numerous countries. These risks include those of adverse government regulation, including the imposition of import and export duties and quotas, currency restrictions, expropriation and potentially burdensome taxation in a variety of countries. For example, the banana import regulations that took effect in 1993 have restricted our access to the European Union banana market and increased the cost of doing business in the European Union. We cannot predict whether, when or how the EU banana import regime may change, but any change could materially adversely impact us. In addition, the potential risks of operating a multinational business may be greater in countries where our activities are a significant factor in the country's economy, which is particularly true of our banana, pineapple and melon operations in Costa Rica and our banana and melon operations in Guatemala.

         Several Latin American countries in which we operate have established "minimum" export prices for bananas that are used as the reference point in banana purchase contracts from independent producers, thus limiting our ability to negotiate lower purchase prices. These prices potentially affect our international cash flows because they result in increased payments to counterparties in the producing country, based on the minimum export prices established.

         We are also subject to a variety of government regulations in countries where we market our products. The countries in which we market a material amount of our products are the United States, the countries of the European Union, Japan, China and South Korea. Examples of these regulations include:

         o    sanitary regulations;

         o    regulations governing pesticide use and residue levels; and

         o    regulations governing packaging and labeling.

         If we fail to comply with applicable regulations, it could result in an order barring the sale of part or all of a particular shipment of our products or, in an extreme case, the sale of any of our products for a specified period. Such a development could result in significant losses and could weaken our financial condition.

         WE ARE SUBJECT TO MATERIAL CURRENCY EXCHANGE RISKS BECAUSE OUR OPERATIONS INVOLVE TRANSACTIONS DENOMINATED IN VARIOUS CURRENCIES.

         Because we conduct operations in many areas of the world involving transactions denominated in a variety of currencies, our results of operations as expressed in dollars may be significantly affected by fluctuations in rates of exchange between currencies. Although a substantial portion of our sales revenues (41% in 1999) is received in currencies other than the dollar, we incur a majority of our costs in dollars. We generally are unable to adjust our non-dollar local currency sales prices to compensate for increases in the exchange rate of the dollar against the relevant local currency. In addition, there is normally a time lag between our incurrence of costs and collection of the related sales proceeds. Accordingly, if the dollar appreciates relative to the currencies in which we receive sales proceeds, our operating results generally are negatively affected. Although we periodically enter into currency forward contracts as a hedge against currency exposures, we may not enter into these contracts during any particular period or these contracts may not fully offset currency fluctuations. If we do not enter into currency forward contracts or other hedging mechanisms, we will be exposed to additional material currency exchange risks.

         INCREASED PRICES FOR FUEL OIL, PACKAGING MATERIALS OR SHORT-TERM REFRIGERATED VESSEL CHARTERS COULD INCREASE OUR COSTS SIGNIFICANTLY.

         The costs we incur in our shipping and packaging operations are determined in large part by the prices of fuel oil and packaging materials, including linerboard, plastic and resin. We may be adversely affected if sufficient quantities of these materials are not available to us. Any significant increase in the cost of these items could materially adversely affect our results. During 1999, cost of fuel and linerboard increased as compared to the prior year which resulted in a negative impact on our results of operations. As a percentage of cost of sales, cost of fuel increased from 1% in 1998 to 2% in 1999 and cost of linerboard increased from 3% in 1998 to 4% in 1999. In addition, our shipping operations are subject to the volatility of the short-term charter market because many of our refrigerated vessels are chartered rather than owned. These charters are primarily short-term, typically for periods of one to three years. As a result, a significant increase in short-term charter rates would significantly adversely affect our results.

         OUR ABILITY TO SUCCESSFULLY DISTRIBUTE FRESH PRODUCE IN EUROPE AND JAPAN IS AT RISK DUE TO OUR DISTRIBUTION ARRANGEMENTS.

         We distribute many of our products in Europe and Japan through marketing companies or partnerships with whom we have profit-sharing arrangements or who distribute our products on a commission basis. If any of these arrangements were terminated it could significantly limit our ability to distribute products in the affected regions.

         In 1999, our net sales of DEL MONTE(R) branded and other fruit sold in Northern Europe under a sales and purchase agreement with a partnership in which we own a non-controlling majority interest totaled $109.8 million. The partnership owns banana import licenses that permit us to distribute bananas in this region. Due to disagreements between us and the partnership, in July 1997, we informed the partnership that we intend to discontinue the sales agreement as of December 31, 2002. If we are unable to resolve this dispute, we may have to obtain additional banana import licenses to continue distributing the same volume of bananas in Northern Europe. We may not be able to obtain additional banana import licenses, and if we do, they may not be on favorable terms.

         OUR ACQUISITION STRATEGY MAY NOT BE SUCCESSFUL.

         We seek to achieve our growth strategy in part through making acquisitions, which poses a number of risks. We may not be successful in identifying appropriate acquisition candidates, consummating acquisitions on satisfactory terms, integrating any newly acquired business with our current operations or obtaining financing on favorable terms or at all. We may issue ordinary shares, incur long- or short-term indebtedness, spend cash or use a combination of these for all or part of the consideration paid in future acquisitions. We also are currently subject to contractual limitations on our ability to effect acquisitions under our revolving credit facility. While we regularly evaluate various acquisition opportunities, we have no present commitments or agreements with respect to any material acquisition.

         ACTS OR OMISSIONS OF OTHER COMPANIES COULD ADVERSELY AFFECT THE VALUE OF THE DEL MONTE(R) BRAND.

         We depend on the DEL MONTE(R) brand name in marketing our fresh produce. We share the DEL MONTE(R) brand name with unaffiliated companies that manufacture, distribute and sell canned or processed fruits and vegetables, dried fruit, snack and other products. Acts or omissions by these companies, including an instance of food-borne contamination or disease, may adversely affect the value of the DEL MONTE(R) brand name. We may be adversely affected by an incident, whether it occurs in our products or a competitor's products.

         OUR SUBSTANTIAL INDEBTEDNESS COULD LIMIT OUR FINANCIAL AND OPERATING FLEXIBILITY AND SUBJECT US TO OTHER RISKS.

         At year-end 1999, our total debt, including current maturities and capital lease obligations, was $504.1 million and our total debt to total capitalization ratio was approximately 54%. This level of indebtedness could have significant consequences because:

         o a substantial portion of our net cash flow from operations must be dedicated to debt service and will not be available for other purposes;

         o our ability to obtain additional debt financing in the future for working capital, capital expenditures or acquisitions may be limited either by financial considerations or due to covenants in existing loan agreements; and

         o our level of indebtedness may limit our flexibility in reacting to changes in the industry and economic conditions generally.

         Our ability to service our indebtedness will depend on our future performance, which will be affected by prevailing economic conditions and financial, business and other factors, some of which are beyond our control. If we were unable to service our debt, we would be forced to pursue one or more alternative strategies such as selling assets, restructuring or refinancing our indebtedness or seeking additional equity capital, which might not be successful and which could substantially dilute the ownership interest of existing shareholders.

         Our revolving credit agreement imposes operating and financial restrictions on our activities. Our failure to comply with the obligations under the revolving credit agreement, including maintenance of financial ratios, could result in an event of default, which, if not cured or waived, would permit acceleration of the indebtedness due under the facility.

         OUR SUCCESS DEPENDS ON OUR SENIOR EXECUTIVES, THE LOSS OF WHOM COULD DISRUPT OUR OPERATIONS.

         Our ability to maintain our competitive position is dependent to a large degree on the services of our senior management team. We may not be able to retain our existing senior management personnel or to attract additional qualified senior management personnel.

         WE DO NOT EXPECT TO PAY DIVIDENDS AND BECAUSE WE ARE A HOLDING COMPANY, WE MAY BE UNABLE TO PAY DIVIDENDS OR MEET OUR DEBT SERVICE OBLIGATIONS.

         We have not declared or paid any cash or other dividends on our ordinary shares since our initial public offering in October 1997, and we do not expect to pay dividends for the foreseeable future. Furthermore, because we are a holding company, our ability to pay dividends and to meet our debt service obligations depends primarily on receiving sufficient funds from our subsidiaries, including from borrowings under their credit facilities. It is possible that countries in which one or more of our subsidiaries are located could institute exchange controls which could prevent those subsidiaries from remitting dividends or other payments to us.

         WE ARE CONTROLLED BY OUR PRINCIPAL SHAREHOLDERS.

         IAT Group Inc. and its current shareholders, six members of the Abu-Ghazaleh family, are our principal shareholders and currently directly and indirectly beneficially own approximately 67% of the outstanding ordinary shares. Our chairman and chief executive officer, and two of our other directors, are members of the Abu-Ghazaleh family. We expect our principal shareholders to continue to use their majority interest in the ordinary shares to direct our management, to effectively control the election of our entire board of directors, to determine substantially all other matters requiring shareholder approval and to control Fresh Del Monte. The concentration of beneficial ownership of Fresh Del Monte may have the effect of delaying, deterring or preventing a change in control, may discourage bids for the ordinary shares at a premium over their market price and may otherwise adversely affect the market price of the ordinary shares.

         A SUBSTANTIAL NUMBER OF OUR ORDINARY SHARES ARE AVAILABLE FOR SALE IN THE PUBLIC MARKET AND SALES OF THOSE SHARES COULD ADVERSELY AFFECT OUR SHARE PRICE.

         Future sales of the ordinary shares by our principal shareholders, or the perception that such sales could occur, could adversely affect prevailing market prices for the ordinary shares. Of the 53,763,600 ordinary shares outstanding, 35,993,600 ordinary shares are owned by the principal shareholders and are "restricted securities." These "restricted" ordinary shares are registrable upon demand by the principal shareholders and are eligible for sale in the public market without registration under the Securities Act of 1933, subject to compliance with the resale volume limitations and other restrictions of Rule 144 under the Securities Act.

         OUR ORGANIZATIONAL DOCUMENTS CONTAIN A VARIETY OF ANTI-TAKEOVER PROVISIONS THAT COULD DELAY, DETER OR PREVENT A CHANGE IN CONTROL.

         Various provisions of our organizational documents and Cayman Islands law may delay, deter or prevent a change in control of Fresh Del Monte that is not approved by our board of directors. These provisions include:

         o   a classified board of directors;
         o   a prohibition on shareholder action through written consents;
         o a requirement that general meetings of shareholders be called only by a majority of the board of directors or by the Chairman of the board;
         o advance notice requirements for shareholder proposals and nominations;
         o limitations on the ability of shareholders to amend, alter or repeal our organizational documents; and o the authority of the board of directors to issue preferred shares with such terms as the board of directors may determine.

         In addition, a change of control would constitute an event of default under our revolving credit facility which would have a material adverse effect on us. These provisions also could delay, deter or prevent a takeover attempt.

PRODUCTS

           The following table presents the countries from which we source our primary products, and the percentage of total 1999 sales volume for each product category by country. The table also presents the percentage of total 1999 sales volume of each product category that is sourced from farms owned or leased by us or by joint ventures in which we participate and the percentage that is purchased by us from independent growers.

                                                  Percentage of Total 1999 Volume Sourced
                                         ----------------------------------------------------
                                                                    Deciduous Fruit
            Source                       Bananas       Pineapples      and Citrus       Melons
            ------                       --------       --------    ---------------    --------
CENTRAL AMERICA:
        Costa Rica ................            38%            67%            --             34%
        Guatemala .................             5             --             --             17
        Panama ....................             3             --             --             --

ASIA PACIFIC:
        Philippines ...............            20             13             --             --

SOUTH AMERICA:
         Chile ....................            --             --             58%            --
         Ecuador ..................            13             --             --             --
         Uruguay ..................            --             --             11             --
         Colombia .................            16             --             --             --
         Brazil ...................            --             --             --              3

NORTH AMERICA:
         United States ............            --             20             14             38
         Mexico ...................             1             --              1              5

AFRICA:
        South Africa ..............            --             --              8             --
        Cameroon ..................             4             --             --             --

OTHER .............................            --             --              8              3
                                         --------       --------       --------       --------
                TOTAL .............           100%           100%           100%           100%
                                         ========       ========       ========       ========

From company-owned or leased
    farms and joint ventures.......            19%            76%            26%            66%
Purchased from independent
    growers .......................            81             24             74             34
                                         --------       --------       --------       --------
                TOTAL .............           100%           100%           100%           100%
                                         ========       ========       ========       ========


         BANANAS

         Bananas are the leading internationally traded fresh fruit in terms of both volume and dollar sales. Based on the most recently available FAO data, Europe is the world's largest market for bananas, importing approximately 13 billion pounds per year. North America is the next largest market for bananas, importing over nine billion pounds annually. The Asia Pacific region, including the Middle East, currently imports approximately five billion pounds per year. According to the most recently available FAO data, during the period from 1990 to 1998, the volume of banana imports increased by approximately 26% in North America, by approximately 55% in Europe, including Eastern Europe, and by approximately 78% in the Asia Pacific region, including the Middle East. Bananas are the largest volume fresh fruit and the second largest volume fresh produce item, behind potatoes, sold in U.S. grocery stores. According to an independent consumer survey conducted by FRESH TRENDS 1999, an industry publication, bananas are the leading fruit purchased at least once a week. Approximately 65% of shoppers in the United States who purchase bananas buy them once a week. Our research indicates that persons aged 55 years and over, the fastest growing population segment in the United States, consume nearly twice as many bananas as the average person.

         We sold 113 million boxes of bananas in 1999 compared to 102 million boxes in 1998, primarily due to increased purchases from independent growers, primarily from Colombia, and improved yields in certain of our banana operations.

         OTHER FRESH FRUIT AND VEGETABLES

         PINEAPPLES

         Based upon the most recently available FAO data, annual fresh pineapple consumption in the United States and Canada in 1998 was approximately 614 million pounds. In 1998, fresh pineapple imports into Europe were approximately 898 million pounds and imports into the Asia Pacific region, including the Middle East, were approximately 325 million pounds. During the period from 1990 to 1998, the volume of imports of fresh pineapple increased by approximately 112% in North America, by approximately 42% in Europe, including Eastern Europe, and decreased by approximately 4% in the Asia Pacific region, including the Middle East.

         Since the introduction in 1996 of our premier product, the "DEL MONTE GOLD(R) EXTRA SWEET" pineapple, our share of the worldwide pineapple market has grown significantly, to an estimated 54% in 1999. In addition, largely as a result of our introduction and expansion of the "DEL MONTE GOLD(R) EXTRA SWEET" pineapple, we increased our aggregate pineapple sales volume from 12 million boxes in 1996 to 20 million boxes in 1999. The "DEL MONTE GOLD(R) EXTRA SWEET" pineapple, which continues to command a premium price over other varieties and since its introduction has achieved higher gross margins than traditional pineapple, is a hybrid variety currently grown in Costa Rica and the Philippines. It has a number of highly desirable characteristics such as enhanced taste, golden shell color, bright yellow flesh and a higher vitamin C content as compared to traditional varieties of pineapple.

         DECIDUOUS FRUIT

         Deciduous fruit grow on trees, bushes or vines that shed their leaves seasonally. We produce, distribute and market a variety of deciduous fruit, primarily consisting of grapes and stonefruit; apples, pears and citrus. The stonefruit we sell includes primarily plums, nectarines and peaches. We believe that grapes, in particular those marketed in the off-season, represent a significant growth opportunity for us. According to FRESH TRENDS 1999, 93% of U.S. consumers purchased green seedless grapes in 1998 and 88% of U.S. consumers purchased red seedless grapes during the year.

         In 1999, we sold nine million boxes of deciduous fruit including two million boxes of apples, three million boxes of grapes, one million boxes of stonefruit and two million boxes of citrus. In 1998, we sold nine million boxes of deciduous fruit.

         MELONS

         Demand for melons in the United States and Europe is growing. Based on the most recently available FAO data, during the period from 1990 to 1998 the volume of imports of cantaloupes and other melons increased by approximately 85% in North America and by approximately 113% in Europe. According to FRESH TRENDS 1999, cantaloupe is the third most frequently purchased fruit in the United States, after bananas and apples.

         We currently sell a variety of melons including cantaloupe, honeydew and other melons. We have introduced new varieties of melons in order to meet the different tastes and expectations of consumers in various markets. We have become a significant producer and distributor of cantaloupe, honeydew and other melons, including in the off-season. In 1999, we were the largest marketer in the United States of cantaloupe sold in the November to May off-season with an estimated 24% market share.

         In 1999, we sold over 13 million boxes of melons, compared to ten million boxes in 1998. The 1999 sales included ten million boxes of cantaloupes and two million boxes of honeydews. We sold approximately 88% of our total melon volume in North America with the balance sold in the off-season in Europe.

         OTHER

         We also produce, market and distribute other fresh produce including plantains, Vidalia(R) and other sweet onions, tomatoes, specialty vegetables and a variety of dried fruits and vegetables. In 1999 we sold two million boxes of plantains principally under the DEL MONTE(R) brand name, and we plan to continue increasing our sales of this fruit, which we purchase from independent growers. In addition, in 1999, we sold two million boxes of sweet onions, tomatoes and specialty vegetables. We began growing sweet onions outside the United States in 1998, and we also purchased a Vidalia(R) sweet onion farm and distribution facility in Georgia. Although sweet onions are grown throughout the United States, a sweet onion may only be labeled a Vidalia(R) onion if it is grown in certain counties in the State of Georgia. According to FRESH TRENDS 1999, although the consumption of onions generally has remained constant, the consumption of sweet onions is growing. We grow, dry, market and sell a variety of unbranded dried fruits and vegetables including pineapples, apples, raisins, prunes, tomatoes and peppers. We sell these products to be used in bulk by food distributors and manufacturers worldwide. These dried products are not sold under the DEL MONTE(R) brand name.

         During 1999, we acquired two fresh-cut fruit businesses in North America which we expect will help us to rapidly develop a national fresh-cut fruit and vegetable business. These acquisitions demonstrate our on-going initiative of diversification. The fresh-cut produce business provides us with an opportunity to further leverage our distribution network and bring value-added products to the market. The market for the fresh-cut fruit and vegetable category was $9.5 billion in 1998 and is expected to more than double by 2005, according to the INTERNATIONAL FRESH-CUT PRODUCE ASSOCIATION.

SOURCING AND PLANTATION OPERATIONS

         We source our products from 13 countries in North and South America, the Asia Pacific region and Africa. In 1999, 31% of the fresh produce we sold was grown on farms that are owned or leased by us or by joint ventures in which we participate and the remaining 69% was acquired through supply contracts with independent growers. We seek to maintain long-term contracts with most of our independent growers in order to maintain a stable source of supply.

         BANANAS

         Bananas are grown in hot and humid climates, typically within 15 degrees north or south of the equator. Bananas are vulnerable to both adverse localized weather conditions, such as windstorms or floods, and to plant disease. For example, in 1998, our Guatemalan banana operations were damaged as a result of Hurricane Mitch. The hurricane damage reduced our Guatemalan banana production by approximately six million and two million boxes in 1999 and 1998, respectively, or approximately 5% and 2%, respectively, of our 1999 and 1998 worldwide banana production.

         In Latin America we produce bananas on company-owned farms in Costa Rica and Guatemala and purchase bananas from independent growers in Costa Rica, Ecuador, Guatemala, Colombia, Mexico and Panama, primarily pursuant to long-term contracts.

         On January 14, 1999, we purchased BMB, a Belgian banana marketing company, for approximately $58.7 million, and executed a long-term banana purchase agreement with a major producer of bananas in Colombia. We believe that this investment allowed us to increase our banana sales volume and other fresh produce sales volume in Europe and North America.

         Due in part to limitations in the Philippines on foreign ownership of land, we purchase bananas in the Philippines through long-term contracts with independent growers. Under these contracts we have the right and the obligation to purchase all bananas produced by the independent grower that meet our quality specifications. Approximately half of all of our Philippine-sourced bananas are supplied by one major Philippine grower which also supplies us with pineapples through a joint venture relationship.

         Our banana production in Cameroon is conducted pursuant to a 1987 arrangement between one of our subsidiaries and the Cameroon Development Corporation, an organization wholly-owned by the government of Cameroon. Under this agreement, we provide financial, management and technical support to develop and cultivate banana plantations owned by the Cameroon Development Corporation. We have the right of first refusal should the banana operations be sold by the government of Cameroon.

         PINEAPPLES

         Pineapples are grown in tropical locations similar to those in which bananas are grown, but pineapple growing requires greater capital resources, significant agricultural expertise and intensive cultivation. As a result, a higher percentage of the pineapples we sell are produced on company-owned or leased farms, as compared with the bananas we sell.

         The principal production and procurement areas for our pineapples are Costa Rica, Hawaii and the Philippines. We own and operate a pineapple plantation in Costa Rica, which provided approximately eleven million of the total of fourteen million boxes of pineapple sourced from Costa Rica in 1999. In Hawaii, we operate a pineapple plantation on leased land on the island of Oahu. Most of this plantation is situated on land held under long-term leases which run through 2008, while approximately 2,000 acres of the plantation is currently leased on a month-to-month basis pending resolution of the environmental issues relating to the Kunia Well site. As part of our joint venture arrangement in the Philippines, we have a pineapple production and purchase agreement expiring in the year 2013 that provides us with all of the joint venture's pineapple production that meets our quality specifications. In the Philippines we also have a long-term pineapple supply and profit-sharing agreement, under which we are assured a minimum annual volume of pineapples.

         DECIDUOUS FRUIT

         We obtain our supply of deciduous fruit from company-owned plantations in Chile and the United States and from purchases from independent growers in Chile, the United States and South Africa. In Chile, we purchase fruit from independent growers and also produce a variety of deciduous fruit on more than 6,000 acres of company-owned or leased land. Grapes that are harvested from Chile for the pre-Christmas season in North America typically command a premium price because of the limited supply at that time of the year. In the United States, the majority of our fruit is sourced from California. In South Africa, we source most of our deciduous fruit from the Capetown area under annual contracts with independent growers.

         MELONS

         We are able to provide our customers with a year-round supply of melons by sourcing them from Costa Rica, Guatemala, Mexico, Arizona and California. We have developed specialized melon-growing technology which we estimate has significantly increased our crop yield. Melon crop yields are highly dependent on favorable weather conditions, particularly in the case of cantaloupes, which are highly susceptible to adverse weather conditions. In addition, melon production requires annual crop rotation and irrigation. For these reasons, we have chosen primarily to lease rather than to own melon farms, with the exception of a melon farm owned by one of our joint venture partners in Costa Rica.

         OTHER

         We source the other products that we sell from a variety of locations worldwide.

QUALITY

         In order to ensure the consistently high quality of our products, we have a quality assurance group that maintains detailed quality specifications for our products. Our specifications require extensive sampling of our fresh produce at all stages of the production and distribution process to ensure high quality and proper sizing as well as to identify the primary sources of any defects. Our fresh produce is evaluated based on both external appearance and internal quality, using size, color, porosity, translucence and sweetness criteria. Only fresh produce meeting our stringent quality specifications is sold under the DEL MONTE(R) brand name.

         We are able to maintain the high quality of our products by growing our own produce and working closely with our joint venture partners and independent growers. We insist that all produce supplied by our independent growers meet the same stringent quality requirements as produce grown on our own farms. Accordingly, we monitor our independent growers to ensure that their produce will meet agricultural and quality control standards, we offer technical assistance on certain aspects of production and packing and, in some cases, we manage the farms.

         In December 1998, our Costa Rican fresh pineapple and banana operations received certificates of compliance to the International Standards Organization, or ISO, 14001 standards. In April 1999, our Guatemalan banana operation also received the ISO 14001 certification. These certifications demonstrate that our Costa Rican banana and fresh pineapple operations and our Guatemalan banana operations conform to internationally recognized standards for environmental management systems. In light of increasing concerns about the environmental impact of agricultural practices, particularly among European consumers, we believe that our environmental management efforts may become increasingly important in marketing our products. We are seeking to achieve certificates to the ISO 14001 and/or ISO 9000 standards in our other major worldwide production operations.

PACKING FACILITIES

         We have extensive packing facilities in locations around the world where we receive and pack for shipment fresh produce grown on our plantations and received from joint venture partners and independent growers. At our banana and pineapple sourcing locations, we have packing operations where we prepare harvested fruit for shipment. At locations where we grow or purchase deciduous fruit and melons, most of our packing stations include cold storage facilities, controlled atmosphere rooms and multi-purpose packing lines designed to handle a variety of products. The quality assurance process that begins on our plantations and those of our joint venture partners and independent growers continues as harvested products enter our packing facilities. Where appropriate, we cool the fresh produce at our packing facilities to maximize quality and shelf life.

SHIPPING AND DISTRIBUTION

         In order to maintain the product quality and freshness required to remain competitive and meet customers' expectations, it is critical that we successfully manage the logistics of distributing fresh produce in a timely manner to appropriate markets. In addition, we strive to preserve our fruit by creating a continuous cold chain, beginning with the harvest of the fruit in the field through its distribution to our end markets. Maintaining fruit at the appropriate temperature is an important factor in preventing deterioration of the fruit and maximizing potential shelf life. For example, bananas must be refrigerated within 36 hours of the time of harvest and carefully maintained in this state until delivery to the customer in order to ensure quality and freshness. Even more stringent refrigeration requirements apply to the transportation of pineapples, melons and deciduous fruit. As a result of these requirements, we operate a broad range of shipping and distribution facilities including refrigerated vessels, port facilities, trucks and warehouses.

         We conduct shipping operations on a global basis to support our fresh produce business, transporting our products from the countries in which they are grown to the countries in which they are sold. We devote substantial resources to managing the scheduling and availability of reliable ocean transportation. In doing so, we seek to maximize the flexibility of our shipping operations to permit us both to deliver our products on a timely basis to our customers, and also to enhance our ability to respond quickly to changes in the global fresh produce market by redeploying shipments to meet demand.

         As of December 31, 1999, 13 out of the total of 26 vessels we chartered were chartered on a short-term basis, and accordingly our shipping operations are generally subject to the volatility of the short-term vessel charter market. Both the supply of and demand for refrigerated vessels fluctuate over time, causing corresponding fluctuations in short-term charter rates that can be significant and that directly affect our overall transportation costs and results of operations. The majority of our worldwide pineapple and deciduous fruit production and all of our banana and melon production are shipped by refrigerated vessels. In addition, we air freight the majority of our Hawaiian pineapple production to customers in mainland United States. In 1999, we air freighted two million boxes to those customers. We have been able to use our existing refrigerated vessel fleet to ship melons from Costa Rica and Guatemala, which has significantly reduced our per-box costs and improved our margins. We also have developed a controlled modified atmosphere package for use in shipping melons, which allows us to harvest the fruit when it is at a more advanced stage of ripeness, resulting in improved melon taste without reducing shelf life.

         As of the end of the first quarter of 2000, we operated 18 cold storage and distribution facilities located throughout the United States and Europe, many of which have ripening facilities. The cold storage facilities allow palletized fruit to be stored in a temperature-controlled environment. Our cold-storage capability helps to improve pricing by reducing pressure to fully sell a shipment prior to its arrival at the port and improves ship utilization by minimizing their waiting time at ports.

SALES AND MARKETING

         We market our fresh produce in over 50 countries around the world. The following tables present for each of the periods indicated (1) the percentage of our total net sales by geographic region and (2) the percentage of our total net sales by product category:

                                                               Year Ended
                                         -------------------------------------------------------
                                         December 26, 1997   January 1, 1999   December 31, 1999
                                         -----------------   ---------------   -----------------
NET SALES BY GEOGRAPHIC REGION:
   North America .......................            49%                49%               48%
   Europe ..............................            29                 32                34
   Asia Pacific ........................            16                 15                16
   Other ...............................             6                  4                 2
                                            ----------          ---------         ---------
     Total .............................           100%               100%              100%
                                            ==========          =========         =========
NET SALES BY PRODUCT CATEGORY:
   Bananas .............................            57%                56%               55%
   Other fresh fruit and vegetables ....            37                 40                40
   Non-Produce .........................             6                  4                 5
                                            ----------          ---------         ---------
     Total .............................           100%               100%              100%
                                            ==========          =========         =========


         Our customers primarily consist of retail chains, wholesalers and distributors. As part of our effort to maintain and enhance the value of the DEL MONTE(R) brand name and strengthen customer loyalty, we, directly or in conjunction with our marketing associates and distributors, provide value-added services for our customers. These services include technical training relating to the handling of fresh produce, merchandising, joint promotional activities, market research, ripening services and logistical support. Since our customers generally carry only one brand of each fresh produce item, we focus our marketing and promotional efforts on trade advertising and in-store promotions.

         NORTH AMERICA

         Sales and distribution of our products in North America are conducted by a sales force with offices throughout the United States and Canada. This sales force sells directly to customers in North America, comprised principally of leading grocery stores and other retail chains, wholesalers and distributors. In recent years, our customer base has been consolidating and the sales force has focused on supplying large-scale customers.

         In the United States, because produce department margins are among the highest of all major departments in grocery stores and because of strong demand for fresh produce, many retailers have responded by using new grocery store formats that allot more shelf space to fresh produce and/or place it in a prime location within their stores.

         We typically sell our bananas at a price that includes delivery to the port of entry. At the port of entry, the fruit, which has been harvested while still unripe or green, is transported in refrigerated trucks to processing warehouses where the bananas are ripened, which generally takes four to eight days. Bananas ripened by distributors or service wholesalers are then sold to retailers, while bananas ripened by chain store ripening rooms are distributed directly to their company-owned food stores. To meet customer needs, we offer a proprietary banana ripening service from our distribution centers. We also provide other services, such as store delivery, from our distribution locations. In contrast to bananas and nearly all deciduous fruit, pineapples and melons are ripe at the time of harvest, which requires the fruit to be delivered and sold in a shorter time period but does not require any further dependence on ripeners and ripening schedules.

         EUROPE

         The consumption of fresh produce has increased in Europe, aided by greater year-round availability of certain fruits and vegetables from other sources such as Chile and South Africa and by new technologies such as controlled atmosphere storage. However, the EU has imposed regulations that have reduced the supply of bananas in the EU and slowed EU banana market growth. See "Description of Business--Government Regulation--European Union Banana Import Regulations." In the United Kingdom, our products are distributed in much the same manner as in North America, through direct sales to leading retail chains and to wholesalers and distributors. Our products are distributed in Northern and Southern Europe through two marketing companies with whom we share, in an agreed ratio, the profits or losses realized from sales to customers. The Northern European marketing company is a partnership in which we own a non-controlling 80% equity interest. We gave notice of our intent to discontinue our profit-sharing agreement with this partnership, but we are in ongoing discussions with the partnership to resolve certain disagreements. See "Risk Factors--Our ability to successfully distribute fresh produce in Europe and Japan is at risk due to our distribution arrangements."

         During 1999, we acquired all of the outstanding shares of BMB a marketing company in Europe which enabled us to expand our direct sales in the Northern European market.

         ASIA PACIFIC

         Since 1975, our bananas and pineapples have been distributed in Japan through Japan's largest fresh produce distribution cooperative, which distributes our products on a sales commission basis. In 1996, we commenced direct marketing of fresh produce in Japan and in 1999, 40% of our sales volume in Japan was attributable to our direct marketing efforts. We have also commenced direct sales and marketing activities in Hong Kong and Korea. In other Asia Pacific markets, including China, Pacific Russia, Okinawa, Singapore and Taiwan, we currently sell to local distributors.

COMPETITION

         Fresh produce marketing is highly competitive, and the effect of competition is intensified because our products are perishable. Competition in the sale of bananas, pineapples, deciduous fruit and melons comes from competing producers of those fruits as well as other fresh produce items, most of which are seasonal in nature. In order to compete successfully and capitalize on our extensive brand awareness, we must be able to strategically source fresh produce of uniformly high quality and sell and distribute it on a timely basis.

         The extent of competition varies for each particular fresh produce line. In the banana market, we face competition from a limited number of multinational companies, the two largest of which are Dole Food Company and Chiquita Brands International, Inc. At times, particularly when demand is greater than supply, smaller companies also become a competitive factor. We believe that we are the third largest marketer of bananas in the world and that in 1999 our bananas constituted approximately 19% of the worldwide banana market.

         In the fresh pineapple market, the significant investment, logistics and transportation requirements and the significant agricultural expertise required to grow pineapples commercially deters new competitors from entering the fresh pineapple business. As a result, there traditionally have been relatively few fresh pineapple market participants other than us and our principal competitor, Dole Food Company. There tends to be less price fluctuation in the fresh pineapple business as compared with the banana business because of a better balance in the market between supply and demand. This happens in part because from the consumer's perspective, fewer comparable fruit substitutes for fresh pineapples exist.

         Competition in the sale of melons comes from marketers of both branded melons and unbranded melons. From June to October, the peak North American melon-growing season, many growers enter the market with less expensive unbranded or regionally branded melons due to the relative ease of growing melons, the short growth cycle and reduced transportation costs resulting from the proximity of the melon farms to the markets. These factors permit many smaller domestic growers to enter the market with unbranded or regionally branded melons. As there are comparatively fewer melons available during November to May, the U.S. off-season, we concentrate on selling our melons during this off-season. In 1999, we were the largest marketer of cantaloupes sold in the United States in the off-season, November to May.

EMPLOYEES AND LABOR RELATIONS

         At year-end 1999, we employed a total of approximately 20,000 persons worldwide, substantially all of whom are year-round employees. Approximately 19,000 of these persons are employed in production locations and approximately 12,000 are unionized. We believe that our overall relationship with our employees and unions is satisfactory.

RESEARCH & DEVELOPMENT

         We have ongoing research and development projects. Major projects include reducing the cost and chemical risk of pesticides, using natural biological agents to control pests and diseases, testing new banana, pineapple and other fruit varieties for improved crop yield and resistance to wind damage, increasing the productivity of low-grade soils for improved banana growth and experimenting with various other types of produce. Our research and development expenses were $2.0 million in 1999, $1.5 million in 1998 and $1.4 million in 1997.

PATENTS, TRADEMARKS AND LICENSES

         We have exclusive rights to use the DEL MONTE(R) brand name for fresh fruits, fresh vegetables and other fresh produce on a royalty-free basis under a worldwide, perpetual license from Del Monte Corporation, an unaffiliated company that owns the DEL MONTE(R) trademark. This license allows us to use the trademark "DEL MONTE" and the words "DEL MONTE" in association with any design or logotype associated with the brand name, and certain other trademarks and trademark rights, on or in connection with the production, manufacture, sale and distribution of fresh fruit, fresh vegetables, fresh produce and certain other specified products. This license also allows us to use certain patents and trade secrets in connection with the production, manufacture, sale and distribution of the fresh fruit, fresh vegetables, fresh produce and certain other specified products.

         We also sell produce under several other brand names for which we have obtained registered trademarks, including Fielder(R), Purple Mountain(R) and UTC(R).

ENVIRONMENTAL MATTERS

         The management, use and disposal of some chemicals and pesticides are an inherent aspect of our production operations. These activities and other aspects of production are subject to various environmental laws and regulations, depending upon the country of operation. In addition, in some countries of operation, the environmental laws can require the investigation and, if necessary, remediation of contamination related to past or current operations. We are not a party to any dispute or legal proceeding relating to environmental matters where we believe that the risk associated with the dispute or legal proceeding would be material, except as described below and under "--Legal Proceedings."

         On May 10, 1993, the EPA identified the Kunia Well Site at our plantation in Hawaii for potential listing on the National Priorities List ("NPL") under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA" or "Superfund"). This identification was based upon the detection of elevated levels of certain chemicals in the soil and ground water in the area of the Kunia Well Site in 1980. In 1980, we discontinued use of the Kunia Well Site, provided an alternate water source to area well users and commenced our own voluntary cleanup operation.

         On December 16, 1994, the EPA issued a final rule adding the Kunia Well Site to the NPL. We entered into an order with the EPA for the Kunia Well Site on September 28, 1995. Under the terms of the order and the approved workplan, we submitted a remedial investigation report in November 1998 for review by the EPA. The remedial investigation report was finalized on January 21, 1999 and approved by the EPA in February 1999. The final draft feasibility study was submitted for EPA review in December 1999, and we expect that the feasibility study will be finalized by the third quarter of 2000. The ultimate outcome and any potential costs associated with this matter is estimated to be between approximately $4.2 million and $28.1 million (a portion of these estimates have been discounted using a 5% interest rate. The undiscounted estimates are between approximately $5.0 million and $30.0 million). As of December 31, 1999, we recorded a provision of approximately $4.2 million.

GOVERNMENT REGULATION

         Agriculture and the sale and distribution of fresh produce are subject to regulation by government authorities in the countries where the produce is grown and the countries where such produce is marketed. We have internal policies and procedures to comply with the most stringent regulations applicable to our products, as well as a technical staff to monitor chemical usage and ensure compliance with applicable laws and regulations. We believe we are in material compliance with these laws and regulations. Additionally, we are not a party to any dispute or legal proceeding relating to governmental regulations where the risk associated with the dispute or legal proceeding would be material, except as described in "Business--Environmental Matters" and "Legal Matters."

         We are also subject to a variety of government regulations in countries where we market our products. The countries in which we market a material amount of our products are the United States, the countries of the EU, Japan, China and South Korea. These government regulations include:

         o sanitary regulations, particularly in the United States and the countries of the EU;

         o regulations governing pesticide use and residue levels, particularly in the United States, Japan and Germany; and

         o regulations governing packaging and labeling, particularly in the United States and the countries of the EU.

         A failure to comply with applicable regulations could result in an order barring the sale of part or all of a particular shipment of our products or, in an extreme case, the sale of any of our products for a specified period. This could have a material adverse effect on our results of operations and financial condition

         In addition, we believe there has been an increasing emphasis on the part of consumers, as well as retailers and wholesale distributors, on food safety issues, which could result in our business and operations being subject to increasingly stringent food safety regulations or guidelines.

         EUROPEAN UNION BANANA IMPORT REGULATIONS

         The banana import regulations that took effect in the EU on July 1, 1993 have restricted our access to the EU banana market by favoring imports from certain former British and French territories in Africa

(such as Cameroon), the Caribbean and the Pacific. In two separate rulings, General Agreement on Tariffs and Trade ("GATT") panels have found the EU banana import regulations to be illegal. In August 1997, the World Trade Organization (the "WTO") Appellate Body ruled that the EU's banana import regulations violate world trade rules.

         On July 20, 1998, the EU introduced a modified banana import regime in response to the WTO appellate ruling. The new banana regime maintains the system of tariffs and quotas, but abolishes the existing system of licensing imports. Under the new regime, licenses are allocated based on the amount of bananas actually imported in the past. The United States challenged the modified regime as failing to comply with the WTO appellate ruling and has threatened to impose sanctions in the form of duties of 100% of the value of specified EU goods, effective retroactively to March 3, 1999. The United States currently requires importers of the specified EU goods to post bonds in the amount of the threatened duties. In 1999, a WTO arbitral panel ruled that the existing modifications made to the EU banana import regime were insufficient to bring it into compliance with world trade rules. On November 11, 1999, the EU adopted a proposal for further modification to the EU banana import regime to comply with the WTO arbitral panel ruling. This proposal would involve the immediate opening of additional quota with the institution of a tariff-only system by January 1, 2006. We cannot predict whether or when any additional changes will be made to the EU banana import regulations in response to the WTO arbitral panel ruling, or, if made, what effect the changes would have on us and our operations. See "Risk Factors--We are exposed to political, economic and other risks from operating a multinational business."

DESCRIPTION OF REVOLVING CREDIT FACILITY

         The following is a summary of the revolving credit agreement entered into by Fresh Del Monte and certain of its subsidiaries, as amended to date (the "Revolving Credit Agreement"). The summary does not purport to be complete and is subject to, and qualified by reference to, the provisions of the Revolving Credit Agreement which we have filed with the Securities and Exchange Commission. Capitalized terms used but not defined below have the meanings set forth in the Revolving Credit Agreement.

Borrowers:......................      Fresh Del Monte; Global Reefer Carriers, Ltd.; Del Monte Fresh Produce (UK)
                                      Ltd.; Wafer Limited; Del Monte Fresh Produce International Inc.; Del Monte
                                      Fresh Produce N.A., Inc.;

Lenders:........................      Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A., "Rabobank Nederland,"
                                      New York Branch ("Rabobank"); ABN Amro Bank N.V., New York Branch, Union
                                      Bank of California, N.A., Christiana Bank OG Kreditkasse ASA, New York
                                      Branch, Wachovia Bank,  Bank of America., The Fuji Bank Limited, Deutsche
                                      Financial Services, Banque Francaise de L'Orient, Harris Trust and Savings
                                      Bank, Banque Nationale de Paris, Chicago branch, First Union National Bank,
                                      AGFirst Farm Credit Bank, Barclays Bank PLC, SunTrust Bank N.A., US Bancorp,
                                      Artesia Bank Luxembourg, and Banque Artesia Netherlands.

Agent:..........................      Rabobank.

Facility:.......................      $450 million revolving credit facility (reduced by $10.75 million in
                                      November and May of each year, commencing November 1, 1999. Reduced to
                                      $439.25 million as of December 31, 1999) including a letter of credit facility of up to $35 million; a swing line facility of up to $15 million;
                                      and a foreign exchange contract facility of up to $20 million (increased by
                                      $5 million in May of each year, commencing May 1, 1999).

Purpose:........................      For general corporate purposes.

Guarantors:.....................      Obligations under the facility are guaranteed by FDP N.V.; Del Monte Fresh
                                      Produce B.V.; Del Monte Fresh Produce (Asia-Pacific) Limited; Claverton
                                      Limited; Del Monte BVI Limited; Compania de Desarrollo Bananero de
                                      Guatemala, S.A.; Del Monte Fresh Produce Company; FDM Holdings Limited;
                                      Corporacion de Desarrollo Bananero de Costa Rica, S.A.; Corporacion de
                                      Desarrollo Agricola Del Monte S.A.; and each Borrower.

Termination Date:...............      Earlier of (1) May 19, 2003 or (2) termination of the facility commitment pursuant to the Revolving Credit Agreement.


Interest Rate:..................      Base Rate advances bear interest at the greater of (1) Rabobank's base rate from time to time and (2) 0.50% per annum above the Federal Funds Rate.
                                      LIBO Rate advances bear interest at a rate based on the London interbank offered rate plus a spread that varies between 0.75% and 2.25%.  The spread for LIBO Rate advances is determined quarterly based on the level of our
                                      Leverage Ratio for that fiscal quarter along with the three immediately preceding fiscal quarters and was  2.25% for the fourth quarter of 1999.

Commitment Fee:.................      Between 0.25% and 0.45% per annum on the average daily Unused Commitment, payable monthly in arrears.  The rate is determined quarterly based on the level of our Leverage Ratio.

Collateral:.....................      The revolving credit facility is collateralized directly or indirectly by substantially all the assets of Fresh Del Monte and our material subsidiaries.

Financial Covenants:............      The following financial covenants apply to Fresh Del Monte and our
                                      Subsidiaries:

                                      MAXIMUM LEVERAGE RATIO. Maintenance of a ratio of Consolidated Total Debt to
                                      Consolidated EBITDA for each fiscal quarter along with the three immediately preceding fiscal quarters, of not more than 3.75 to 1.0.

                                      MINIMUM TANGIBLE NET WORTH. Maintenance of Consolidated Tangible Net Worth as of the
                                      end of each fiscal quarter of not less than the sum of (1) $135,000,000, (2) 50%
                                      of our cumulative Consolidated Net Income for fiscal quarters ending on and after
                                      March 27, 1998 and (3) 85% of the increase in Tangible Net Worth resulting from the
                                      IAT transaction.

                                      MINIMUM INTEREST COVERAGE. Maintenance of a ratio of Consolidated EBITDA to
                                      Consolidated interest expense for each fiscal quarter indicated below along with the three immediately preceding fiscal quarters, of not less than 2.5 to 1.0.

                                      MINIMUM FIXED CHARGES COVERAGE RATIO. Maintenance of a Fixed Charges Coverage
                                      Ratio for each fiscal quarter along with the three immediately preceding fiscal quarters, of not less than 1.25 to 1.0.


Certain Other Covenants:........      Other covenants applicable to the Borrowers include limitations on liens, the incurrence or prepayment of debt, the payment of dividends, mergers and similar transactions, sales of assets, investments, amendments to the constituent documents; a limitation on annual Capital Expenditures of
                                      $1,000,000 if we are (or would, as a result of the expenditure, be) in breach of our financial covenants; a requirement to pledge the inventory, receivables and intellectual property of and equity interests in any subsidiary that becomes a Material Subsidiary; an annual limit of $50.0 million for mergers and investments in stock of companies conducting a similar business; and a negative pledge.

Events of Default:..............      Events of Default include non-payment, material misrepresentation, covenant default, cross-default, bankruptcy and insolvency, certain judgments, a
                                      Change in Control and certain Employee Retirement Income Security Act events.

Governing Law:..................      The laws of the State of New York.



         Pursuant to the Revolving Credit Agreement, the Borrowers and their subsidiaries generally are prohibited from:

         o incurring debt and related liens, with certain limited exceptions;

         o        declaring or paying any dividends, other than in shares;

         o        returning any capital to their stockholders, or

         o making any distribution of assets, share capital, warrants, rights, options, obligations or securities to their stockholders, other than a distribution in shares.

         So long as there is no continuing default under the Revolving Credit Agreement and no default would result,

         o we may declare and pay dividends and distributions in cash solely out of and up to 50% of our net income (computed on a non-cumulative, consolidated basis in accordance with U.S.
                  GAAP) for the fiscal year immediately preceding the year in which the dividend or distribution is paid; and

         o any subsidiary of a Borrower may declare and pay cash dividends to the Borrower and to any other wholly-owned subsidiary of a Borrower of which it is a direct or indirect subsidiary; and

         o any subsidiary that is not a wholly-owned subsidiary may declare and pay cash dividends consistent with past practices.

ITEM 2.  DESCRIPTION OF PROPERTY

         The following table summarizes the plantation acreage owned or leased by us and the principal products grown on such plantations by location as of the end of 1999:

                                        Acres Under Production
                                 --------------------------------
Location                         Acres Owned         Acres Leased       Products
--------                         -----------         ------------       --------
Costa Rica.................          22,500               1,700         Bananas, Pineapples
Guatemala..................          15,800               2,900         Bananas, Melons
Brazil......................          1,800                  --         Bananas
Hawaii.....................              --               9,400         Pineapples
Arizona....................              --               1,200         Melons
Mexico.....................              --               1,600         Melons
Chile......................           5,400                  --         Deciduous fruit
California.................             600                  --         Deciduous fruit
Uruguay....................           7,600                  --         Citrus
Georgia ...................              --               1,140         Onions




         In addition, we lease port and other facilities and office space in a variety of locations worldwide. We are currently leasing approximately 2,000 acres in Hawaii on a month to month basis pending resolution of the environmental issues relating to the Kunia Well Site. See "--Environmental Matters."

         ITEM 3.  LEGAL PROCEEDINGS

DBCP LITIGATION

         Starting in December 1993, two of our U.S. subsidiaries were named among the defendants in a number of actions in courts in Texas, Louisiana, Mississippi, Hawaii, Costa Rica and the Philippines involving allegations by numerous foreign plaintiffs that they were injured as a result of exposure to a nematocide containing the chemical dibromochloropropane ("DBCP") during the period 1965 to 1990.

         In December 1998, our U.S. subsidiaries entered into a settlement in the amount of $4.6 million with counsel representing approximately 25,000 individuals. Of the six principal defendants in these DBCP cases, Dow Chemical Company, Shell Oil Company, Occidental Chemical Corporation and Chiquita Brands, Inc. have also settled these claims. Under the terms of our settlement, approximately 22,000 of these claimants dismissed their claims with prejudice and without payment. The 2,643 claimants who allege employment on a company-related farm in Costa Rica and the Philippines and who demonstrated some injury were offered a share of the settlement funds upon execution of a release. Over 98% of these claimants accepted the terms of our settlement, the majority of which has been recovered from our insurance carriers.

         On February 16, 1999, two of our U.S. subsidiaries were purportedly served in the Philippines in an action entitled DAVAO BANANA PLANTATION WORKERS' ASSOCIATION OF TIBURCIA, INC. V. SHELL OIL CO., ET AL. The action is brought by a Banana Workers' Association purportedly on behalf of its 34,852 members for injuries they allege to have incurred as a result of DBCP exposure. At this time, it is not known how many, if any, of the Association's members are claiming against our subsidiaries and whether these are the same individuals who have already settled their claims against our subsidiaries. Our subsidiaries moved to dismiss the action on jurisdictional grounds, which motion was denied. The Company's subsidiaries have moved from reconsideration of that decision, which remains pending.

         The U.S. subsidiaries have not settled the DBCP claims of approximately 3,500 claimants represented by different counsel who have filed actions in Mississippi in 1996 and Hawaii in 1997. Each of those actions was dismissed by federal district court on grounds of FORUM NON CONVENIENS in favor of the courts of the plaintiffs' home countries. In each case, the plaintiffs have appealed the dismissal, which appeals remain pending.

         On November 15, 1999, one of our U.S. subsidiaries was served in two actions entitled, GODOY RODRIGUEZ, ET AL. V. AMVAC CHEMICAL CORP., ET AL and MARTINEZ PUERTO, ET AL. V. AMVAC CHEMICAL CORP., ET AL., in the 29th Judicial District Court for the Parish of St. Charles, Louisiana. These actions were removed to federal court, where they have been consolidated. These actions are brought on behalf of claimants represented by the same counsel who filed the Mississippi and Hawaii actions as well as a number of the claimants who have not accepted our settlement offer. Our subsidiary has been given an indefinite extension of time to respond to the complaints. At this time, it is not known how many of the 2,962 GODOY RODRIGUEZ and MARTINEZ PUERTO plaintiffs are claiming against our subsidiaries. At this time, it is premature to evaluate the likelihood of a favorable or unfavorable outcome with respect to any of the non-settled DBCP claims.

CHIQUITA LITIGATION

         On August 19, 1994, Chiquita International Limited ("Chiquita") filed suit in Circuit Court in Dade County, Florida against Fresh Del Monte Produce N.V. seeking injunctive relief and damages of approximately $220 million for tortious interference and conspiracy with respect to a contractual relationship between Chiquita and a Philippine producer, Tagum Agricultural Development Company, Inc. ("Tadeco"). Chiquita thereafter amended its complaint to include two of our subsidiaries as defendants. On March 26, 1999, the court granted our motion for summary judgment. That order was affirmed by the Florida Third District Court of Appeals on January 26, 2000. Chiquita appealed this decision to the Florida Supreme Court. We have entered into a settlement agreement with Chiquita whereby Chiquita agreed to dismiss its appeal to the Florida Supreme Court in exchange for our agreement not to pursue our claim for attorney's fees against Chiquita.

ECUADORIAN SHRIMP FARMERS LITIGATION

         On January 13, 1995 and at various times after that date, two of our U.S. subsidiaries were served with a number of different actions filed in the Circuit Court in Broward County, Florida by Ecuadorian shrimp farmers. The first group of these actions allege that the named defendants (including manufacturer-defendants Ciba-Geigy Ltd. and BASF Aktiengesellschaft and distributor-defendant International Fertilizer Ltd.) had used or had caused to be used agricultural chemicals in Ecuador that caused a substantial reduction in the productivity of the plaintiffs' shrimp farms. The plaintiffs' demand was not specified.

         On November 13, 1997, the Broward County Circuit Court entered an order dismissing the first group of actions on grounds of FORUM NON COVNENIENS in favor of the courts of Ecuador. In February 1998, the plaintiffs in these actions re-filed their claims in Ecuador. On February 1, 1999 the plaintiffs filed a motion to reinstate their claims before the Florida court based upon the allegation that their re-filed actions in Ecuador had been dismissed on procedural grounds without reaching the merits of their claims. On September 24, 1999, the Broward County Circuit Court denied the plaintiffs' motion to reassert jurisdiction. Plaintiffs did not appeal that decision.

         On March 18, 1998, three of our subsidiaries were served with a new series of complaints filed in Broward County, Florida by the same group of Ecuadorian shrimp farmers. The new complaints named as defendants two of our subsidiaries, as well as, International Fertilizer Ltd. and manufacturer-defendant E.I. DuPont de Nemours. The new complaints raised the same allegations as the prior complaints, but alleged that the cause of the damage to the plaintiffs' shrimp farms was the use of the chemical Benlate, rather than the other fungicides alleged in the prior complaints. Following the court's denial of the motion to reassert jurisdiction with respect to the first group of actions, on October 12, 1999, the plaintiffs in the new series of actions voluntarily dismissed (without prejudice) their claims against our subsidiaries.

         Thereafter, the plaintiffs proposed a settlement under which the Ecuadorian shrimp farmers would dismiss their claims against our subsidiaries, Ciba-Geigy Ltd. and BASF Aktiengesellschaft wherever filed. The parties are currently in the process of executing settlement documents relinquishing all claims with prejudice and terminating the litigations without cost or payment by us.

BRAZILIAN JOINT VENTURE ARBITRATION

         On October 20, 1997, Nordeste Investimentos e Participacoes S.A. (Nordeste) and Directivos Agricola, S.A., an affiliate of Nordeste, agreed with a subsidiary of Fresh Del Monte to submit to arbitration their disputes related to a Brazilian joint venture entered into in 1993 that was terminated by that subsidiary in August 1997. In the dispute, each party alleges that the other party breached its contractual obligations under two separate joint venture agreements. Fresh Del Monte's subsidiary seeks injunctive relief and $43.0 million in damages while Nordeste seeks to recover damages of approximately $39.2 million. The joint venture agreements contain a number of liquidated damage provisions that form the basis for a substantial portion of each party's respective claims. The arbitration took place in Rio de Janeiro, Brazil, from October 5, 1999 through October 8, 1999. Each party provided post-hearing briefs and responsive papers to the tribunal. The decision of the arbitration tribunal is expected by July 2000.

PHILIPPINE TAX MATTER

         In June 1996, the Philippine Bureau of Internal Revenue ("BIR") filed a criminal complaint against one of our subsidiaries alleging that it failed to pay certain Philippine income and other taxes for 1994. The BIR filed suit notwithstanding a ruling it issued in November 1994 that the subsidiary was not subject to these Philippine taxes. The complaint alleged that the amount in question, translated into U.S. dollars as of December 31, 1999, was $19 million. On November 17, 1998, the Philippine Department of Justice entered an order dismissing the complaint without prejudice. The BIR's motion for reconsideration of the dismissal was denied on June 15, 1999, thereby upholding the dismissal of the criminal complaint.

KUNIA WELL SITE

         In 1980, elevated levels of certain chemicals were detected in the soil and ground water at Fresh Del Monte's plantation in Hawaii (Kunia Well Site). Shortly thereafter, Fresh Del Monte discontinued use of the Kunia Well site and provided an alternate water source to area well users and commenced Fresh Del Monte's own voluntary cleanup operation. In 1993, the Environmental Protection Agency (EPA) identified the Kunia Well Site for potential listing on the National Priorities List (NPL) under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended. On December 16, 1994, the EPA issued a final rule adding the Kunia Well Site to the NPL. One of Fresh Del Monte's subsidiaries entered into an order with the EPA for the Kunia Well Site on September 28, 1995. Under the terms of the order, Fresh Del Monte's subsidiary submitted a remedial investigation report in November 1998 for review by the EPA. The remedial investigation report was approved by the EPA in February 1999. A final draft feasibility study was submitted for EPA review in December 1999, and Fresh Del Monte expects that the feasibility study will be finalized by the third quarter of 2000.

         Based on the draft feasibility study submitted to the EPA in December 1999, the estimated remediation costs associated with this matter are expected to be between $4.2 million and $28.1 million (a portion of these estimates have been discounted using a 5% interest rate. The undiscounted estimates are between approximately $5.0 million and $30.0 million). As of December 31, 1999, Fresh Del Monte recorded a liability of approximately $4.2 million, which is included in other noncurrent liabilities in the accompanying balance sheet.

         In addition to the foregoing, we are involved from time to time in various claims and legal actions incident to our operations, both as plaintiff and defendant. In the opinion of management, after consulting with legal counsel, none of these other claims are currently expected to have a material adverse effect on us.

ITEM 4.  CONTROL OF REGISTRANT

         Pursuant to our Memorandum and Articles of Association, our authorized share capital consists of 200,000,000 ordinary shares having a par value of $0.01 per share, of which 53,763,600 shares were issued and outstanding as of March 23, 2000, and 50,000,000 preferred shares having a par value of $0.01 per share, none of which have been issued.

The following table sets forth certain information as of March 23, 2000, with respect to each shareholder known to Fresh Del Monte Produce Inc. to own more than 10% of its ordinary shares and with respect to the ownership of ordinary shares by all directors and officers of Fresh Del Monte Produce Inc. as a group. The information in the table has been calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934.

Person or Group                                           Number of Shares Owned                  Percent of Class
---------------                                           ----------------------                  ----------------
IAT Group Inc.(1)(2).........................                   30,972,836                              57.6%
Ahmed Abu-Ghazaleh (2)(3)....................                   30,972,836                              57.6
Sumaya Abu-Ghazaleh (2)(3)...................                   30,972,836                              57.6
Mohammad Abu-Ghazaleh (2)(4)(5)..............                   33,368,341                              62.1
Oussama Abu-Ghazaleh (2)(4)(5)...............                   31,756,075                              59.1
Maher Abu-Ghazaleh (2)(3)(5).................                   31,756,075                              59.1
Amir Abu-Ghazaleh (2)(3)(5)..................                   32,032,217                              59.6
All directors and officers as a group
(16 persons) (6)............................                    36,302,461                              66.7%



----------

(1) The registered office address of IAT Group Inc. is c/o W.S. Walker & Company, Walker House, First Floor, Mary Street, P.O. Box 265, George Town, Grand Cayman, Cayman Islands.
(2) Ahmed Abu-Ghazaleh, Sumaya Abu-Ghazaleh, Mohammad Abu-Ghazaleh, Oussama Abu-Ghazaleh, Maher Abu-Ghazaleh and Amir Abu-Ghazaleh beneficially own 20%, 10%, 17.5%, 17.5%, 17.5% and 17.5%, respectively of IAT Group
         Inc.'s outstanding voting equity securities. Individually, no Abu-Ghazaleh family member owns a controlling interest in IAT Group Inc.; however, because each of the IAT Group Inc. shareholders votes with other family members, the Abu-Ghazaleh family jointly controls IAT Group Inc. As a result, the individual Abu-Ghazaleh family members may be deemed to beneficially own the ordinary shares directly owned by IAT Group Inc. and to share voting and dispositive power with respect to the ordinary shares directly owned by IAT Group Inc. However, because no one individual Abu-Ghazaleh family member owns a controlling interest in IAT Group Inc., but rather the family members must act in concert to control IAT Group Inc., no individual Abu-Ghazaleh family member has the sole power to vote or to direct the voting of, or the sole power to dispose or to direct the disposition of, any ordinary shares directly owned by IAT Group Inc.

(3) The business address of Ahmed Abu-Ghazaleh, Sumaya Abu-Ghazaleh, Maher Abu-Ghazaleh and Amir Abu-Ghazaleh is c/o Ahmed Abu-Ghazaleh & Sons Co. Ltd., No. 18, Hamariya Fruit & Vegetable Market, Dubai, United Arab Emirates.
(4) The business address of Mohammad Abu-Ghazaleh and Oussama Abu-Ghazaleh is c/o Del Monte Fresh Produce (Chile) S.A., Avenida Santa Maria 6330, Vitacura, Santiago, Chile.
(5) Includes 30,972,836 ordinary shares owned directly by IAT Group Inc. which each of the named individuals may be deemed to beneficially own indirectly by virtue of their ownership interest in IAT Group Inc.
(6) Includes (1) 30,972,836 shares owned directly by IAT Group Inc. which each of Mohammad Abu-Ghazaleh, Maher Abu-Ghazaleh and Amir Abu-Ghazaleh may be deemed to beneficially own indirectly by virtue of his ownership interest in IAT Group Inc., (2) an aggregate of 4,700,625 shares owned directly by certain directors and officers and (3) an aggregate of 629,000 ordinary shares subject to vested and currently exercisable options held by certain directors and officers.

ITEM 5.  NATURE OF TRADING MARKET

ORDINARY SHARE PRICES AND RELATED MATTERS

         The Company's ordinary shares are traded solely on the New York Stock Exchange, under the symbol FDP, and commenced trading on such exchange on a when-issued basis on October 24, 1997.

         The following table presents the high and low sales prices of the ordinary shares for the quarters indicated as reported on the New York Stock Exchange Composite Tape:


                                                                      High                Low
                                                                      ----                ---
1998
   First quarter..........................................           $16.19              $10.50
   Second quarter.........................................           $19.94              $15.00
   Third quarter..........................................           $20.19              $14.50
   Fourth quarter.........................................           $23.63              $14.25

1999
   First quarter..........................................           $21.00              $15.25
   Second quarter.........................................           $18.44              $13.00
   Third quarter..........................................           $15.69              $10.56
   Fourth quarter.........................................           $11.38              $ 6.31



         As of December 31, 1999, there were 53,763,600 ordinary shares outstanding. We believe that approximately 29% of the outstanding ordinary shares were held by holders in the United States, as of December 31, 1999.

ITEM 6.  EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

         Our charter authorizes us to issue an aggregate of 200,000,000 ordinary shares with a par value of $0.01 per share. Of those 200,000,000 authorized ordinary shares, 53,763,600 shares were issued and outstanding as of March 23, 2000, all of which are credited as fully paid. We may not call for any further capital from any holder of ordinary shares outstanding. Under Cayman Islands law, non-residents of the Cayman Islands may freely hold, vote and transfer ordinary shares in the same manner as Cayman Islands residents, subject to the provisions of the Companies Law (1998 Revision) and our Articles. No Cayman Islands laws or regulations restrict the export or import of capital, or affect the payment of dividends to non-resident holders of ordinary shares.

ITEM 7.  TAXATION

CAYMAN ISLANDS

         There is at present no direct taxation in the Cayman Islands on interest, dividends and gains payable to or by Fresh Del Monte and all such monies will be received free of all Cayman Islands taxes. Accordingly, U.S. holders of ordinary shares are not presently subject to Cayman Islands income or withholding taxes with respect to such holdings. We are an exempted company incorporated under Cayman Islands law and have obtained an undertaking as to tax concessions pursuant to Section 6 of the Tax Concessions Law (1995 Revision) which provides that for a period of 20 years from April 22, 1997, no law thereafter enacted in the Cayman Islands imposing any taxes or duty to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable by us on or in respect of our shares or other obligations.

UNITED STATES

         The following discussion summarizes some of the principal U.S. federal income tax considerations that may be relevant to you if you invest in ordinary shares and are a U.S. holder. You will be a U.S. holder if you are:

         o        an individual who is a citizen or resident of the United
                  States,

         o        a U.S. domestic corporation, or

         o any other person that is subject to U.S. federal income tax on a net income basis in respect of its investment in ordinary shares.

This summary deals only with U.S. holders that hold ordinary shares as capital assets. It does not address considerations that may be relevant to you if you are an investor that is subject to special tax rules, such as a bank, thrift, real estate investment trust, regulated investment company, insurance company, dealer in securities or currencies, trader in securities or commodities that elects mark-to-market treatment, person that will hold ordinary shares as a position in a "straddle" or conversion transaction, tax exempt organization, person whose "functional currency" is not the dollar, or person that holds 10% or more of our voting shares.

         Dividends paid with respect to ordinary shares to the extent of our current and accumulated earnings and profits as determined under U.S. federal income tax principles will be taxable to you as ordinary income at the time that you receive such amounts. Dividends generally will be foreign source income and will not be eligible for the dividends-received deduction available to domestic corporations.

         Upon a sale, exchange or other taxable disposition of ordinary shares you generally will recognize gain or loss for federal income tax purposes in an amount equal to the difference between (1) the sum of the amount of cash and the fair market value of any property you receive and (2) your tax basis in the ordinary shares that you dispose of. Such gain or loss will generally be long-term capital gain or loss if you have held the ordinary shares for more than one year. Net long-term capital gain recognized by an individual U.S. holder generally will be subject to a maximum rate of 20% for ordinary shares held for more than one year. The ability of U.S. holders to offset capital losses against ordinary income is limited. Any gain generally will be treated as U.S. source income.

         You may be subject to backup withholding at a rate of 31% with respect to dividends paid on ordinary shares or the proceeds of a sale, exchange or other disposition of ordinary shares, unless you:

         o are a corporation or come within another exempt category, and, when required, you demonstrate this fact or

         o provide a correct taxpayer identification number, certify that you are not subject to backup withholding and otherwise comply with applicable requirements of the backup withholding rules.

Any amount withheld under these rules will be creditable against your federal income tax liability. You should consult your tax advisor regarding your qualification for exemption from backup withholding and the procedure for obtaining such an exemption if applicable.

ITEM 8.  SELECTED FINANCIAL DATA

         On September 17, 1998, Fresh Del Monte acquired 14 wholly-owned operating companies, referred to as IAT, from IAT Group Inc. and its shareholders. At the time of the IAT transaction, IAT Group Inc. owned approximately 86% of FG Holdings Limited, which in turn owned approximately 63% of Fresh Del Monte. As a result, the IAT transaction was accounted for as a combination of entities under common control using the as if pooling of interests method of accounting.

         Under the as if pooling of interests method of accounting, the historical results of Fresh Del Monte have been restated to combine the operations of Fresh Del Monte and IAT for all periods subsequent to August 29, 1996, the date Fresh Del Monte and IAT came under common control. The recorded assets and liabilities of Fresh Del Monte and IAT were carried forward to Fresh Del Monte's consolidated financial statements at their historical amounts and consolidated earnings include the earnings of Fresh Del Monte and IAT for all periods subsequent to the date Fresh Del Monte and IAT came under common control. Our results prior to August 29, 1996 reflect the results of IAT only.

         Fresh Del Monte was organized to acquire beneficial ownership and control of all of the outstanding common stock of FDP N.V. and GRC. The acquisition of FDP N.V. and GRC, which was accounted for as a purchase, was completed on December 20, 1996. The results of operations of FDP N.V. and GRC are included in our results commencing December 21, 1996.

         Fresh Del Monte's fiscal year end is the last Friday of the calendar year or the first Friday subsequent to the end of the calendar year. Prior to 1999, IAT's fiscal year end was September 30. In 1999, IAT's fiscal year end was changed to conform to Fresh Del Monte's fiscal year end. As a result, the following selected consolidated financial information includes balance sheet data and income statement data for IAT as of and for each of the four years ended September 30, 1995, 1996, 1997 and 1998, respectively. As a result of the change in IAT's year end, the results of operations for IAT for the period October 1, 1998 to January 1, 1999, a loss of $7.6 million, are not included in any of the periods presented in the consolidated statements of income, but are reflected as an adjustment to retained earnings as of January 2, 1999.

         The following selected consolidated financial information of Fresh Del Monte as of and for the year ended December 29, 1995 is derived from the combination of the financial statements of IAT as of and for the year ended September 30, 1995 prepared in accordance with Chilean, Dutch and United States generally accepted accounting principles and International Accounting Standards. The following selected consolidated financial information of Fresh Del Monte for the years ended December 27, 1996, December 26, 1997, January 1, 1999 and December 31, 1999, is derived from the respective audited consolidated financial statements of Fresh Del Monte prepared in accordance with United States generally accepted accounting principles.

         This data should be read in conjunction with the consolidated financial statements, related notes and other financial information included elsewhere in this annual report.

                                                                            Year ended
                                      --------------------------------------------------------------------------------------
                                        December 29,
                                            1995           December 27,    December 26,       January 1,       December 31,
                                        (Unaudited)           1996             1997              1999              1999
                                      --------------    --------------    --------------    --------------    --------------
                                                           (In millions, except share and per share data)
INCOME STATEMENT DATA:
Net sales .........................   $        220.8    $        278.3    $      1,452.4    $      1,600.1    $      1,743.2
Cost of products sold .............            209.5             249.3           1,288.7           1,405.4           1,592.6
                                      --------------    --------------    --------------    --------------    --------------
Gross profit ......................             11.3              29.0             163.7             194.7             150.6
Selling, general and
  administrative expenses .........              8.2              11.5              51.4              58.3              63.5
Amortization of goodwill ..........               --                --               1.5               1.7               2.6
Acquisition-related expenses ......               --                --                --               4.0                --
Hurricane Mitch charge ............               --                --                --              26.5                --
                                      --------------    --------------    --------------    --------------    --------------
Operating income ..................              3.1              17.5             110.8             104.2              84.5
Interest expense ..................             10.5              12.8              45.7              30.3              30.2
Interest income ...................              0.8               1.0               5.6               4.3               2.6
Other income, net .................              9.1               1.7               6.0              11.4              14.7
                                      --------------    --------------    --------------    --------------    --------------
Income before provision (benefit)
  for income taxes and
  extraordinary item ..............              2.5               7.4              76.7              89.6              71.6
Provision (benefit) for income
  taxes ...........................              0.8              (0.6)             13.1              12.2              14.7
                                      --------------    --------------    --------------    --------------    --------------
Income before extraordinary item ..              1.7               8.0              63.6              77.4              56.9

Extraordinary charge on early
   extinguishment of debt .........               --                --              10.4              18.1                --
                                      --------------    --------------    --------------    --------------    --------------
Net income ........................              1.7               8.0              53.2              59.3              56.9
Redemption premium, dividends and
   accretion on convertible
   preferred shares ...............               --                --             (22.5)               --                --
                                      --------------    --------------    --------------    --------------    --------------
Net income applicable to ordinary
   shareholders ...................   $          1.7    $          8.0    $         30.7    $         59.3    $         56.9
                                      ==============    ==============    ==============    ==============    ==============
Basic and diluted per share
  income applicable to ordinary
  shareholders:
  Before extraordinary item .......   $         0.28    $         1.20    $         0.94    $         1.44    $         1.06
  Extraordinary charge ............   $           --    $           --    $        (0.24)   $        (0.34)   $           --
  Net income ......................   $         0.28    $         1.20    $         0.70    $         1.10    $         1.06
Weighted average number of
  ordinary shares outstanding:
  Basic ...........................        6,000,000         6,687,776        43,765,188        53,632,656        53,763,600

  Diluted .........................        6,000,000         6,687,776        43,765,188        53,774,831        53,805,237


BALANCE SHEET DATA (AT PERIOD END):
Cash and cash equivalents .........   $          2.0    $         32.4    $         85.7    $         32.8    $         31.2
Working capital ...................             (2.3)             85.2             134.6             177.2             203.7
Total assets ......................            274.3             920.8           1,009.3           1,034.0           1,216.2
Total debt ........................            118.6             438.6             354.1             354.2             504.1
Shareholders' equity ..............   $         99.6    $        147.0    $        342.8    $        382.5    $        425.8


         For the convenience of the reader and due to the significance of the operations of FDP N.V., we are presenting the following selected consolidated financial information of FDP N.V. for the fifty-one week period ended December 20, 1996, prior to our acquisition of FDP N.V. This information has been derived from the audited consolidated financial statements of FDP N.V. prepared in accordance with United States generally accepted accounting principles. Prior to the IAT transaction, results for FDP N.V. were reported by Fresh Del Monte as the results of the principal predecessor entity.

                                                    Fifty-one week
                                                     period ended
                                                   December 20, 1996
                                                       FDP N.V.
                                                   -----------------
                                                     (in millions)


INCOME STATEMENT DATA:
Net sales ......................................      $  1,167.5
Cost of products sold ..........................         1,065.8
                                                      ----------
Gross profit ...................................           101.7
Selling, general and administrative expenses ...            51.8
Amortization of goodwill .......................             4.2
Acquisition-related expenses ...................             3.2
Special charge to goodwill(1) ..................           138.7
                                                      ----------
Operating loss .................................           (96.2)
Interest expense ...............................            36.1
Interest income ................................             2.0
                                                      ----------
Loss before provision for income taxes .........          (130.3)
Provision for income taxes .....................             2.6
                                                      ----------
Net loss .......................................      $   (132.9)
                                                      ==========


----------

(1) FDP N.V. continuously assessed the carrying value of goodwill to determine if an impairment had occurred. Accordingly, a special charge to the carrying value of goodwill was recorded in 1996.


ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

         We are a world leader in the production, distribution and marketing of fresh produce. Our products are marketed throughout the world under the DEL MONTE(R) brand name which has been in existence since 1892 and is a widely recognized symbol of product quality and reliability. Our major product categories include bananas and other fresh fruit and vegetables, which includes primarily pineapples, deciduous fruit and melons. With 1999 sales of over four billion pounds of bananas and approximately two billion pounds of other fresh fruit and vegetables, we believe we are the third largest marketer of bananas and the largest marketer of fresh pineapples in the world, as well as the largest marketer of cantaloupes and honeydews sold in the United States in the off-season, November to May.

         In connection with the IAT transaction, we issued six million ordinary shares, paid $25.0 million in cash and assumed approximately $130.0 million of indebtedness. Prior to the IAT transaction, IAT Group Inc. was engaged primarily in the production, transportation, distribution and marketing of deciduous fruit and other fresh produce on a worldwide basis and conducted operations in Chile, the United States, the Netherlands and Uruguay.

         Because IAT Group Inc. was indirectly controlled by Fresh Del Monte prior to the IAT transaction, the IAT transaction was accounted for as a combination of entities under common control in a manner similar to a pooling of interests, using the as if pooling of interests method of accounting under United

States generally accepted accounting principles. As a result, our consolidated earnings include the consolidated earnings of Fresh Del Monte and IAT for all periods subsequent to the date Fresh Del Monte and IAT came under common control, August 29, 1996. The reported retained earnings of Fresh Del Monte and IAT have been combined and restated as our consolidated retained earnings. Our results prior to August 29, 1996 represent the results of only IAT.

         Since December 20, 1996, we have owned both FDP N.V. and GRC. Our acquisition of these two companies was accounted for as a purchase and, accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on appraisals and other estimates of their underlying fair values. The excess of the purchase price over the fair value of net assets acquired of $44.8 million was classified as goodwill which is being amortized over 40 years. The results of operations of FDP N.V. and GRC are included in our results commencing December 21, 1996.

         NET SALES

         Our net sales are affected by numerous factors including the balance between the supply of and demand for our products and competition from other fresh produce. Our net sales are also dependent on our ability to supply a consistent volume and quality of fresh produce to the markets we serve. For bananas, seasonal variations in demand as a result of increased supply and competition from other fruits are reflected in the seasonal fluctuations in banana prices, with the first six months of the year generally exhibiting stronger demand and higher prices, except in those years where an excess supply exists. See "--Seasonality." Because our operations are conducted in many areas of the world and involve sales denominated in a variety of currencies, net sales as expressed in dollars may also be affected by fluctuations in rates of exchange between currencies.

         Average sales prices for bananas in 1999 decreased significantly from 1998. The decrease in average banana sales prices was attributable to a depressed banana market in Europe and North America, partially offset by the effect of a weaker dollar against the Japanese Yen. A weaker dollar tends to increase net sales because our sales are denominated in a variety of currencies.

         Our net sales growth in recent years has been achieved primarily through acquisitions, increased banana and pineapple sales volume in existing markets, higher pricing on the "DEL MONTE GOLD(R) EXTRA SWEET" pineapple and sales of bananas in new markets such as Eastern Europe, China and South America. Our net sales growth in recent years is also attributable to a broadening of our product line in the other fresh fruit and vegetables category.

         COST OF PRODUCTS SOLD

         Cost of products sold is principally composed of two elements, product and distribution costs. Product cost for company-grown produce is primarily composed of cultivation (the cost of growing crops), harvesting, packaging, labor, depreciation and farm administration. Product cost for produce obtained from independent growers is composed of produce cost, packaging costs and, in some cases, profit sharing. Distribution costs include ocean freight, inland and air freight, port and warehouse expenses. Ocean freight is the most significant component of distribution costs and is comprised of the cost of chartering refrigerated vessels and vessel operating expenses. Vessel operating expenses include ship operation and maintenance, depreciation, fuel, which is subject to international supply and demand trends, and port charges. Variations in linerboard prices, which affect the cost of boxes and other packaging materials, and fuel prices, can have a significant impact on our product cost and, accordingly, profit margins. Linerboard, plastic, resin and fuel prices have historically been volatile. Linerboard and fuel prices increased in 1999 as compared to 1998.

         Historically, we have received subsidies from the Costa Rican government for the production and export of pineapples which we account for as a reduction in cost of products sold. These subsidies which amounted to approximately $9.3 million for 1999, $8.2 million for 1998 and $7.4 million for 1997, expired on December 31, 1999.

         In general, changes in the volume of the products we sell have a direct impact on our per-box product cost. Within any particular year, a significant portion of our cost of products sold is fixed, both with respect to company-owned operations and with respect to the farms of independent growers from whom we have agreed to purchase all the product they produce. Accordingly, higher volumes directly reduce the average per-box cost, while lower volumes directly increase the average per-box cost. In addition, because the volume that will actually be produced on plantations owned by us and by independent growers in any given year depends on a variety of factors, including weather, that are beyond our control or the control of our independent growers, it is difficult to predict volumes and per-box costs.

         In 1998, Guatemalan banana operations were damaged as a result of Hurricane Mitch. The hurricane damage resulted in a charge of $26.5 million for asset write offs and other costs, net of insurance proceeds and reduced banana production by approximately six million and two million boxes in 1999 and 1998, respectively, or approximately 5% and 2%, respectively, of our worldwide banana production.

         SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

         Selling, general and administrative expenses include primarily the costs associated with selling in North America, Japan, the United Kingdom, Belgium and Holland, where we have our own sales force, advertising and promotional expenses and general corporate overhead and other related administrative functions, including depreciation associated with these operations.

         INTEREST EXPENSE

         Interest expense consists primarily of interest on borrowings under working capital facilities that we maintain and interest on other long-term debt and capital lease obligations.

         OTHER INCOME, NET

         Other income, net, primarily consists of Hurricane Mitch insurance proceeds in 1999, equity earnings in unconsolidated companies including melon and pineapple and deciduous fruit joint ventures, a box manufacturing facility, a German shipping company that was an unconsolidated subsidiary prior to December 23, 1997, and a German limited partnership engaged in the distribution of fresh produce in Northern Europe, together with currency exchange gains or losses and other income or expenses. During 1999, we recognized $13.5 million of insurance proceeds in connection with Hurricane Mitch, which is included in other income, net.

         PROVISION FOR INCOME TAXES

         Income taxes consist of the consolidation of the tax provisions, computed on a separate entity basis, in each country in which we have operations. Since we are a non-U.S. company with substantial operations outside the United States, a substantial portion of our results of operations is not subject to U.S. taxation. We are subject to U.S. taxation on constructive operating profits of our U.S. distribution company, calculated in accordance with the tax provisions governing related party transactions.

RESULTS OF OPERATIONS

         The following table presents, for each of the periods indicated, certain income statement data expressed as a percentage of net sales:

                                                                        Year Ended
                                                     -------------------------------------------------
                                                     December 26,         January 1,      December 31,
                                                        1997                1999              1999
                                                     ------------         ----------      ------------
         INCOME STATEMENT DATA:
         Net sales ............................         100.0%              100.0%           100.0%
         Gross profit .........................          11.3                12.2              8.6
         Selling, general and administrative
            expenses ..........................           3.5                 3.6              3.6
         Operating income .....................           7.6                 6.5              4.8
         Interest expense .....................           3.1                 1.9              1.7
         Income before extraordinary item .....           4.4                 4.8              3.3
         Net income ...........................           3.7                 3.7              3.3


The following tables present for each of the periods indicated (1) net sales by geographic region, (2) net sales by product category and (3) gross profit by product category, and in each case, the percentage of the total represented thereby:

                                                                                 Year Ended
                                                     ----------------------------------------------------------------------
                                                          December 26,              January 1,             December 31,
                                                             1997                     1999                     1999
                                                     ------------------       ------------------       -------------------
                                                                                ($ in millions)
         NET SALES BY GEOGRAPHIC REGION:
            North America .....................      $  710.7        49%      $  781.0        49%      $  830.4         48%
            Europe ............................         425.8        29          522.8        33          601.5         34
            Asia Pacific ......................         233.9        16          237.7        15          280.7         16
            Other .............................          82.0         6           58.6         3           30.6          2
                                                     --------      ----       --------      ----       --------       ----
              Total ...........................      $1,452.4       100%      $1,600.1       100%      $1,743.2        100%
                                                     ========      ====       ========      ====       ========       ====
         NET SALES BY PRODUCT CATEGORY:
            Bananas ...........................      $  822.3        57%      $  897.5        56%      $  951.3         55%
            Other fresh fruit and vegetables ..         544.3        37          638.2        40          701.3         40
            Non-produce .......................          85.8         6           64.4         4           90.6          5
                                                     --------      ----       --------      ----       --------       ----
              Total ...........................      $1,452.4       100%      $1,600.1       100%      $1,743.2        100%
                                                     ========      ====       ========      ====       ========       ====
         GROSS PROFIT BY PRODUCT CATEGORY:
            Bananas ...........................      $   40.6        25%      $   32.7        17%      $   (4.0)        (3)%
            Other fresh fruit and vegetables ..         109.9        67          160.6        82          155.5        103
            Non-produce .......................          13.2         8            1.4         1           (0.9)        --
                                                     --------      ----       --------      ----       --------       ----
              Total ...........................      $  163.7       100%      $  194.7       100%      $  150.6        100%
                                                     ========      ====       ========      ====       ========       ====


1999 COMPARED WITH 1998

         NET SALES

         In 1999 net sales were $1,743.2 million compared with $1,600.1 million for 1998, an increase of 9%. The increase in net sales of $143.1 million was primarily the result of higher sales volume of our major product categories, bananas and other fresh fruit and vegetables, partially offset by lower per unit sales prices of bananas.

         Net sales of bananas increased 6% in 1999 compared with 1998, as a result of increased sales volume in Europe and North America and higher per unit sales prices in the Asia Pacific region, partially offset by lower per unit sales prices in Europe and North America. Banana unit sales volume increased 11% in 1999 compared with 1998 due primarily to unit sales volume gains in the North American and European markets of 22% and 9%, respectively. The increase in unit sales volume in North America and Europe resulted primarily from incremental purchases from independent growers. The decrease in per unit sales pricing in Europe and North America resulted from an oversupply in these markets.

         Net sales of other fresh fruit and vegetables increased 10% in 1999 compared with 1998 primarily due to higher unit sales volume in Europe and North America of 14% and 7%, respectively, partially offset by lower per unit sales prices. The increase in unit sales volume in Europe and North America resulted from the conversion and expansion of an existing pineapple plantation in Costa Rica from traditional varieties to "DEL MONTE GOLD(R) EXTRA SWEET" pineapples, as well as incremental purchases of traditional pineapple varieties from independent growers.

         Our net sales in 1999 were positively impacted by the weakening of the dollar versus the Japanese yen, partially offset by the strengthening of the dollar against European currencies for which we receive sales proceeds, principally the Deutsche Mark, Lira and Pound Sterling.

         COST OF PRODUCTS SOLD

         Cost of products sold was $1,592.6 million for 1999 compared with $1,405.4 million for 1998, an increase of 13%. The increase in cost of products sold was principally attributable to the increased unit sales volume.

         GROSS PROFIT

         Gross profit was $150.6 million for 1999 compared with $194.7 million for 1998, a decrease of $44.1 million or 23%. As a percentage of net sales, gross profit decreased from 12.2% in 1998 to 8.6% in 1999 and was negatively impacted by lower per unit sales price of bananas in North America and Europe. The negative impact of per unit banana sales prices was partially offset by higher net sales in the other fresh fruit and vegetable category, primarily due to strong pineapple pricing combined with reduced cost of ocean freight on a per unit basis.

         SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

         Selling, general and administrative expenses increased $5.2 million to $63.5 million in 1999 compared with $58.3 million in 1998. This increase is primarily a result of increased selling and marketing expenses related to the increase in sales volume together with an increase in professional fees.

         INTEREST EXPENSE

         Interest expense of $30.2 million in 1999 remained relatively constant compared with 1998.

         OTHER INCOME, NET

         Other income, net of $14.7 million in 1999 was $3.3 million higher than the $11.4 million recorded in 1998. This change represents the proceeds from an insurance claim related to Hurricane Mitch of $13.5 million, partially offset by a decrease in equity earnings in unconsolidated subsidiaries and an increase in currency exchange losses in 1999.

         PROVISION FOR INCOME TAXES

         Our effective income tax rate increased from 14% in 1998 to 21% in 1999 primarily due to an increase in taxable income for certain subsidiaries in jurisdictions with higher tax rates.

1998 COMPARED WITH 1997

         NET SALES

         In 1998 net sales were $1,600.1 million compared with $1,452.4 million for 1997, an increase of 10%. The increase in net sales of $147.7 million was primarily the result of higher sales volume for our major product categories, bananas and other fresh fruit and vegetables.

         Net sales of bananas increased 9% in 1998 compared with 1997, as a result of increased sales volume in Europe and North America and higher per unit sales prices in the Asia Pacific region. Banana unit sales volume increased 9% in 1998 compared with 1997 due primarily to unit sales volume increases in the European and North American markets of 24% and 10%, respectively, partially offset by an 11% decrease in sales volume in the Asia Pacific region. The increase in unit sales volume in Europe and North America resulted from incremental purchases from independent growers and improved yields at some of our banana operations. The decrease in unit sales volume in the Asia Pacific region was due to the lingering effects of the drought that affected production of bananas in this region during 1997 through the third quarter of 1998.

         Net sales of other fresh fruit and vegetables increased 17% in 1998 compared with 1997 primarily due to higher unit sales volume in Europe and North America of 22% and 14%, respectively, and higher per unit sales prices in Europe. The increase in unit sales volume in Europe and North America resulted from the conversion and expansion of an existing pineapple plantation in Costa Rica from traditional varieties to "DEL MONTE GOLD(R) EXTRA SWEET" pineapples as well as incremental purchases of traditional pineapple varieties from independent growers and increased melon production from our operations in the United States, Mexico and Brazil.

         Our net sales in 1998 were adversely impacted by the strengthening of the dollar versus the other major currencies in which we receive sales proceeds, principally the Deutsche Mark, Japanese Yen and the Italian Lira.

         COST OF PRODUCTS SOLD

         Cost of products sold was $1,405.4 million for 1998 compared with $1,288.7 million for 1997, an increase of 9%. The increase in cost of products sold was principally attributable to the increased unit sales volume.

         GROSS PROFIT

         Gross profit was $194.7 million for 1998 compared with $163.7 million for 1997, an increase of $31.0 million or 18.9%. As a percentage of net sales, gross profit improved from 11.3% in 1997 to 12.2% in 1998. Gross profit for 1998 was positively impacted by increased sales of other fresh fruit and vegetables, primarily due to increased sales of higher-margin pineapple, higher volumes of deciduous fruit and melons and reduced cost of ocean freight per unit of sales, partially offset by reduced gross margin on bananas. This positive impact on gross profit was partially offset by reduced average sales price per box of melons and the strengthening of the dollar.

         SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

         Selling, general and administrative expenses increased $6.9 million to $58.3 million in 1998 compared with $51.4 million in 1997. This increase is primarily a result of expenses related to our year 2000 project, which included a worldwide assessment of our computer and embedded systems and the cost of settling a substantial portion of pending DBCP claims. See "Description of Business-Legal Proceedings".

         ACQUISITION-RELATED EXPENSES

         We incurred acquisition-related expenses of $4.0 million in the third quarter of 1998 relating to the IAT transaction.

         HURRICANE MITCH CHARGE

         We recorded a special charge in the fourth quarter of 1998 of $26.5 million in asset write-offs and other costs, net of insurance proceeds received as of February 18, 1999, due to damage incurred to our Guatemalan operations as a result of flooding caused by Hurricane Mitch.

         INTEREST EXPENSE

         Interest expense decreased $15.4 million to $30.3 million in 1998 compared with $45.7 million in 1997, principally due to the repayment of $100 million principal amount of the 10% notes issued by FDP N.V., referred to as the N.V. Notes, with proceeds from our initial public offering and the refinancing of the remaining N.V. Notes with borrowings under our $389.0 million revolving credit facility at lower interest rates.

         OTHER INCOME, NET

         Other income, net of $11.4 million in 1998 was $5.4 million higher than the $6.0 million recorded in 1997 reflecting the proceeds from an insurance claim and a reduction in currency exchange losses in 1998.

         PROVISION FOR INCOME TAXES

         Our effective income tax rate decreased from 17% in 1997 to 14% in 1998 primarily due to an increase in relative contribution to profit of our non-U.S. operations, which are subject to a lower effective tax rate than our U.S. operations. This was partially offset by an increase in the U.S. effective tax rate.

SEASONALITY

         Our business is subject to seasonal fluctuations primarily attributable to the relative availability of our principal products versus other competing fresh fruits. Our net sales and gross profit generally are higher in the first two quarters of the year when demand for bananas, deciduous fruit and melons is at its highest level and competing fruit volumes are at their lowest level and are being supplied to Northern Hemisphere markets largely from Southern Hemisphere sources. These seasonal fluctuations are illustrated in the following table, which presents certain unaudited quarterly financial information for the periods indicated:

                                                  Year Ended
                                           -----------------------
                                           January 1,   December 31,
                                             1999          1999
                                           --------     -----------
         NET SALES:
             First quarter ..........      $  369.2      $  493.4
             Second quarter .........         473.9         476.2
             Third quarter ..........         382.5         369.1
             Fourth quarter .........         374.5         404.5
                                           --------      --------
                 TOTAL ..............      $1,600.1      $1,743.2
                                           ========      ========

         GROSS PROFIT:
             First quarter ..........      $   35.4      $   64.9
             Second quarter .........          99.0          54.2
             Third quarter ..........          44.5          26.2
             Fourth quarter .........          15.8           5.3
                                           --------      --------
                 TOTAL ..............      $  194.7      $  150.6
                                           ========      ========

LIQUIDITY AND CAPITAL RESOURCES

         Net cash provided by operating activities for 1999 was $38.9 million, a decrease of $25.1 million from 1998. The decrease in net cash provided by operating activities is primarily attributable to an increase in inventory, partially offset by an increase in depreciation and amortization.

         Net cash provided by operating activities for 1998 was $64.0 million, a decrease of $37.1 million from 1997. The decrease in net cash provided by operating activities is primarily attributable to an increase in current assets partially offset by write offs of fixed assets related to Hurricane Mitch and an extraordinary loss on the early extinguishment of debt in 1998.

         Net cash used by investing activities was $172.3 million for 1999, $69.1 million for 1998 and $43.8 million for 1997. The use of cash for 1999, 1998 and 1997 was primarily attributable to capital expenditures and purchases of subsidiaries.

         Capital expenditures were $100.8 million for 1999, $53.8 million for 1998 and $36.0 million for 1997. Capital expenditures in 1999 were primarily for expansion of our production and distribution facilities and the purchase of five pre-owned refrigerated vessels. Capital expenditures in 1998 were primarily for expansion of our production and distribution facilities and the purchase of two pre-owned refrigerated vessels. Capital expenditures in 1997 were primarily for the improvement of existing production and distribution facilities and the purchase of a pre-owned refrigerated vessel.

         Purchase of subsidiaries, net of cash acquired, totaled $67.7 million for 1999, $11.4 million for 1998 and $10.0 million for 1997. Purchase of subsidiaries in 1999 was primarily for the acquisition of BMB, a Belgian marketing company. Purchase of subsidiaries in 1998 was primarily for the acquisition of a 62% interest in National Poultry Company PLC, a Jordanian publicly traded company, engaged in the poultry business. Purchase of subsidiaries in 1997 was in connection with the acquisition of the remaining 49% minority interest in Horn-Linie, a shipping company that was previously an unconsolidated subsidiary.

         Net cash provided by financing activities for 1999 of $144.5 million was primarily attributed to borrowing under our revolving credit facility. Net cash used by financing activities for 1998 of $48.2 million was principally attributed to net payments on short-term borrowings, the redemption of the remaining N.V. Notes and the cash payment made as part of the IAT transaction, partially offset by net proceeds from the issue of long-term debt under our revolving credit facility. Cash used by financing activities for 1997 was $5.1 million, which consisted primarily of proceeds from our initial public offering reduced by amounts used to purchase and retire a portion of the N.V. Notes and to redeem our convertible preferred shares.

         On May 19, 1998, FDP N.V. completed a tender offer to purchase the remaining $200.0 million of the outstanding N.V. Notes and solicitation of consents to certain proposed amendments to the indenture under which the N.V. Notes were issued. We purchased $196.8 million of the N.V. Notes in the tender offer, which we funded by a drawdown of $207.9 million under a revolving credit facility. This revolving credit facility, which expires on May 19, 2003, replaced our $100 million revolving credit facility. The remaining N.V. Notes were redeemed during June 1998 at a redemption price of $1,050 for each $1,000 principal amount of N.V. Notes being redeemed, plus accrued interest to the date of redemption. Completion of the tender offer and the redemption resulted in an extraordinary charge of $18.1 million.

         On December 15, 1998, the revolving credit facility was amended to increase the borrowing level to $389.0 million and on May 20, 1999, the revolving credit facility was amended again to increase the borrowing level to $450.0 million. Under its terms, on each November 1 and May 1, the amount of the revolving credit facility will be reduced by $10.8 million, commencing on November 1, 1999. Outstanding borrowings at December 31, 1999 were $397.8 million, bearing interest at a weighted average interest rate of 8.41%. See "Description of Business--Description of Revolving Credit Facility."

         In connection with the revolving credit facility, we entered into an interest rate swap agreement expiring in 2003 with Rabobank International in order to limit the effect of the increase in interest rates on a portion of the revolving credit facility. The nominal amount of the swap decreases over its life from $150 million in the first three months to $53.6 million in the last three months. The cash differentials paid or received on the swap agreement are accrued and recognized as adjustments to interest expense. Interest expense related to the swap agreement for 1999 and 1998 was $0.9 million and $0.7 million, respectively.

         On October 29, 1997, we completed an initial public offering of 15,957,000 ordinary shares, at a public offering price of $16.00 per share. We used the net proceeds of $175.3 million that we received from the offering (1) to purchase and retire $100.0 million in aggregate principal amount of the outstanding N.V. Notes, which resulted in an extraordinary charge of $10.4 million; and (2) to redeem all of our issued and outstanding convertible preferred shares for approximately $68.5 million which included a redemption premium of $19.6 million. We recorded the redemption premium as a reduction of net income for purposes of computing net income applicable to ordinary shareholders.

         In addition to the $450.0 million revolving credit facility, we have $14.6 million of working capital revolving credit facilities with various other banks. These facilities expire at various dates starting on January 2000 and bear interest rates ranging from 2.38% to 10%. At December 31, 1999, there were $3.2 million of borrowings outstanding under these credit facilities.
At January 1, 1999 there were no borrowings outstanding under these credit facilities.

         At December 31, 1999, we had $466.7 million in committed working capital facilities, of which $59.6 million was available. The major portion of these facilities is represented by the $450.0 million revolving credit facility. At December 31, 1999, $6.0 million of available credit was applied towards the issuance of letters of credit, of which $2.9 million was required under agreements with the owners of vessels under long-term charter which expire during the year 2000.

         As of December 31, 1999, we had $500.9 million of long-term debt and capital lease obligations, including the current portion, consisting of $397.8 million related to the revolving credit facility, $54.9 million of long-term debt related to acquisitions in 1997 and 1998, $22.3 million of long-term debt related to the acquisition of five used refrigerated vessels in 1999, $14.3 million of other long-term debt and $11.6 million of capital lease obligations.

         On February 9, 2000, we entered into a revolving credit agreement with Rabobank International, New York Branch, as agent. This revolving credit agreement permits borrowings up to $25.0 million, bears interest at LIBOR plus 2.75% and terminates on August 9, 2000. The revolving credit agreement is unsecured and contains covenants which require us to maintain certain minimum financial ratios. There are no borrowings outstanding under this revolving credit agreement as of the date hereof.

         We believe that cash generated from operations and available borrowings will be adequate to cover our cash needs during 2000. This belief is based primarily on the additional borrowings available under our $450.0 million revolving credit facility and our 2000 operating plans.

IMPACT OF YEAR 2000

         In prior years, we discussed the nature and progress of our plans to become Year 2000 ready. In late 1999, we completed our remediation and testing of systems. As a result of our planning and implementation efforts, we did not experience significant disruptions in our computer systems or embedded systems and we believe those systems successfully responded to the Year 2000 date change. Year 2000 costs related to software and hardware were capitalized. As of December 31, 1999, we incurred costs of approximately $23.3 million (of which approximately $18.9 million was capitalized and $4.4 million was expensed). We are not aware of any material problems resulting from Year 2000 issues, either with our computer systems, our embedded systems, or the products and services of third parties. We will continue to monitor our computer systems and embedded systems throughout the year 2000 to ensure that any latent Year 2000 matters that may arise are addressed promptly.

OTHER

         We are involved in several legal and environmental matters which, if not resolved in our favor, could require significant cash outlays and could have a material adverse effect on our results of operations, financial condition and liquidity. See "Description of Business--Environmental Matters" and "Legal Matters."

ITEM 9A.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         We are exposed to market risk from changes in interest rates and currency exchange rates which may adversely affect our results of operations and financial condition. We seek to minimize the risks from these interest rate and currency exchange rate fluctuations through our regular operating and financing activities and, when considered appropriate, through the use of derivative financial instruments. Our policy is to not use financial instruments for trading or other speculative purposes and is not to be a party to any leveraged financial instruments.

         We manage market risk by restricting the use of derivative financial instruments to hedging activities and by limiting potential interest and currency rate exposures to amounts that are not material to our consolidated results of operations and cash flows. We also have procedures to monitor the impact of market risk on the fair value of long-term debt, short-term debt instruments and other financial instruments, considering reasonably possible changes in interest and currency rates.

EXCHANGE RATE RISK

Because we conduct our operations in many areas of the world involving transactions denominated in a variety of currencies, our results of operations as expressed in dollars may be significantly affected by fluctuations in rates of exchange between currencies. These fluctuations could be significant. Approximately 41% of our net sales in 1999 was received in currencies other than the dollar. We generally are unable to adjust our non-dollar local currency sales prices to reflect changes in exchange rates between the dollar and the relevant local currency. As a result, changes in exchange rates between Deutsche marks, Japanese yen, Italian lira or other currencies in which we receive sale proceeds and the dollar have a direct impact on our operating results. In addition, there is normally a time lag between our incurrence of sales and collection of the related sales proceeds.

         To seek to reduce currency exchange risk, we generally exchange local currencies for dollars promptly upon receipt. Although we periodically enter into currency forward contracts as a hedge against currency exposures, we may not enter into these contracts during any particular period. While we have no formal policy regarding our hedging strategies, our current practice is to enter into only short-term, typically three-month, contracts relating to euro or yen. As of December 31, 1999, we had $10.8 million (notional amount) of currency forward contracts outstanding with an unrealized gain of $0.2 million.

         The results of a uniform 10% strengthening in the value of the dollar at January 2, 1999 relative to the currencies other than the dollar in which a significant portion of our net sales and related costs are denominated would result in a decrease in gross profit of approximately $20 million for the year ending December 31, 1999. This calculation assumes that each exchange rate would change in the same direction relative to the dollar. In addition to the direct effects of changes in exchange rates quantified above, changes in exchange rates also affect the volume of sales. Our sensitivity analysis of the effects of changes in currency exchange rates does not factor in a potential change in sales levels.

         The above discussion of our procedures to monitor market risk and the estimated changes in fair value resulting from our sensitivity analyses are forward-looking statements of market risk assuming certain adverse market conditions occur. Actual results in the future may differ materially from these estimated results due to actual developments in the global financial markets. The analysis methods we used to assess and mitigate risk discussed above should not be considered projections of future events or losses.

INTEREST RATE RISK

         We utilize primarily variable-rate debt as described in Note 12 of the notes to our consolidated financial statements. We use an interest rate swap agreement to limit our exposure under the revolving credit agreement to short-term interest rate movements.

         At December 31, 1999, our variable rate long-term debt had a carrying value of $441.3 million. The fair value of the debt approximates the carrying value because the variable rates approximate market rates. A 10% increase in the period end interest rate would result in a negative impact of approximately $3.7 million on our results of operations.

         At December 31, 1999, the notional amount of the interest rate swap agreement was $117.9 million. The carrying value and fair value of the asset for this agreement was zero and $1.5 million, respectively. Based upon a hypothetical 10% increase in the period end market interest rate, the fair value of this asset would increase by approximately $0.9 million.

         These amounts are determined by considering the impact of the hypothetical interest rates on our borrowing cost and the interest rate swap agreement. These analyses do not consider the effects of the reduced level of overall economic activity that could exist in such an environment. Further, in the event of such a change, management would likely take actions to further mitigate its exposure to the change. However, due to the uncertainty of the specific actions that would be taken and their possible effects, the sensitivity analysis assumes no changes in our financial structure.

ITEM 10.  DIRECTORS AND OFFICERS OF REGISTRANT

The names and positions of our current executive officers and directors are as follows:

Name                                      Position                                     Current Position Held Since (1)
----                                      --------                                     -------------------------------
Mohammad Abu-Ghazaleh...................  Chairman of the Board, Director and Chief    December 20, 1996
                                          Executive Officer

Hani El-Naffy...........................  President, Director and Chief Operating      December 20, 1996
                                          Officer

John F. Inserra.........................  Executive Vice President and Chief           December 7, 1994
                                          Financial Officer

M. Bryce Edmonson.......................  Senior Vice President-North America          January 4, 1997

Jean-Pierre Bartoli.....................  Senior Vice President-Europe and Africa      April 1, 1997

Randolph Breschini......................  Vice President-Asia Pacific                  May 19, 1998

Daniel W. Funk..........................  Senior Vice President-Production and         December 5, 1995
                                          Agricultural Services

Jose Antonio Yock.......................  Senior Vice President - Central America      July 20, 1994

Sergio Mancilla.........................  Senior Vice President-Shipping Operations    January 4, 1997

Marissa R. Tenazas......................  Vice President-Human Resources               May 1, 1999

Zoltan Pinter...........................  Vice President, General Counsel and          July 16, 1999
                                          Secretary

Amir Abu-Ghazaleh.......................  Director                                     December 20, 1996

Maher Abu-Ghazaleh......................  Director                                     December 20, 1996

Marvin P. Bush..........................  Director                                     January 8, 1998

Stephen L. Way..........................  Director                                     January 8, 1998

John H. Dalton..........................  Director                                     May 11, 1999

Edward L. Boykin........................  Director                                     November 1, 1999



----------

(1) Officers who held positions with us prior to December 20, 1996 held those positions with FDP N.V.


         MOHAMMAD ABU-GHAZALEH - CHAIRMAN OF THE BOARD, DIRECTOR AND CHIEF EXECUTIVE OFFICER. Mr. Abu-Ghazaleh has served as the Chairman of our Board of Directors and Chief Executive Officer since December 1996. He was also the President and Chief Executive Officer of IAT Group Inc. Mr. Abu-Ghazaleh was President and Chief Executive Officer of United Trading Company from 1986 to 1996. Prior to that time, he was General Manager for Metico (Dubai) from 1976 to 1986 and General Manager for Metico (Kuwait) from 1967 to 1975.

         HANI EL-NAFFY - PRESIDENT, DIRECTOR AND CHIEF OPERATING OFFICER. Mr. El-Naffy has served as our President, Director and Chief Operating Officer since December 1996. Prior to that time, he served as Executive Director for United Trading Company from 1986 until December 1996. From 1976 to 1986, he was the President/General Manager of T.C.A. Shipping.

         JOHN F. INSERRA - EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER. Mr. Inserra has served as our Executive Vice President and Chief Financial Officer since December 1994. In April 1993, he was named our Controller and in July 1994, he became our Vice President and Controller. Between 1989 and April 1993, Mr. Inserra was the Controller of Del Monte Tropical Fruit Company.

         M. BRYCE EDMONSON -- SENIOR VICE PRESIDENT-NORTH AMERICA. Mr. Edmonson has served as Senior Vice President-North America since January 1997. Prior to that time, he was Vice President-Sales & Marketing for North America from September 1995 to January 1997, and Director of Del Monte melon operations from 1990 to 1995. From 1987 to 1990, Mr. Edmonson was our Director of North American Product Management.

         JEAN-PIERRE BARTOLI -- SENIOR VICE PRESIDENT-EUROPE AND AFRICA. Mr. Bartoli has served as Senior Vice President-Europe & Africa since April 1997. Prior to that time, he served as Financial Director for the European/African region from 1990 to 1997. Mr. Bartoli held various financial positions in our European operations from 1983 to 1990.

         RANDOLPH BRESCHINI -- VICE PRESIDENT-ASIA PACIFIC. Mr. Breschini has served as Vice President-Asia Pacific since March 1998. Prior to that time, he was the Chief Executive Officer and General Manager for the California 38th District Agricultural Association from 1997 to 1998 and General Manager for Hunt Wesson, Inc. from 1994 to 1996. From 1984 to 1994, Mr. Breschini held various senior operational management positions with Dole Fruit Company.

         DANIEL W. FUNK-- SENIOR VICE PRESIDENT-PRODUCTION AND AGRICULTURAL SERVICES. Dr. Funk has served as Senior Vice President-Production and Agricultural Services since December 1995. He has been with us since 1984 and has held various positions in production, agricultural services, research and development. Prior to joining us, Dr. Funk was employed by Diamond Shamrock from 1980 to 1984 as Director for Research and Development/Product Development. From 1973 to 1980, he served as Director for Research and Development and Agricultural Production for United Fruit Company.

         JOSE ANTONIO YOCK -- SENIOR VICE PRESIDENT-CENTRAL AMERICA. Mr. Yock has served as Senior Vice President-Central and South America since July 1994. Prior to that time, he was Vice President-Finance for the Latin American region from June 1992 to July 1994. Mr. Yock joined Fresh Del Monte in April 1982 and has served in several financial management positions.

         SERGIO MANCILLA -- SENIOR VICE PRESIDENT-SHIPPING OPERATIONS. Mr. Mancilla has served as Senior Vice President-Shipping Operations since January 1997. Prior to that time, he was General Manager for Maritima Altisol, Ltd. from October 1990 to December 1996. From January 1981 through October 1990, Mr. Mancilla worked with several Chilean companies as Master Officer.

         MARISSA R. TENAZAS -- VICE PRESIDENT-HUMAN RESOURCES. Ms. Tenazas has served as Vice President-Human Resources since May 1, 1999. From December 1996 to April 1999, she served as Senior Director Human Resources. From 1989 to 1996, she served as Personnel Manager for Suma Fruit International (USA), Inc. Prior to that time, Ms. Tenazas held various management positions for companies in Manila, Philippines.

         ZOLTAN PINTER -- VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY. Mr. Pinter has served as Vice President, General Counsel and Secretary since July 16, 1999. From 1998 to 1999, Mr. Pinter served as Associate General Counsel and Assistant Secretary. Prior to joining Fresh Del Monte, he served as General Counsel and Secretary for IAT Group Inc. from 1997 to 1998. From 1994 to 1997, Mr. Pinter was a senior associate with Adorno & Zeder, P.A and an associate with Popham Haik Schnobrich and Kaufman, Ltd. from 1991 to 1994. From 1989 to 1991, Mr. Pinter worked as a law clerk including a clerkship for the Honorable Thomas
E. Scott, United States District Court Judge for the Southern District of Florida. From 1983 to 1989, Mr. Pinter held various positions with big five accounting firms.

         AMIR ABU-GHAZALEH -- DIRECTOR. Mr. Abu-Ghazaleh has served as Director since December 1996. He is currently the General Manager for Abu-Ghazaleh International Company and has held this position since April 1987. He has also served as the General Manager for Ahmed Abu-Ghazaleh & Sons Company since April 1979. From 1987 to April 1995, Mr. Abu-Ghazaleh was employed by Metico (Dubai) as General Manager.

         MAHER ABU-GHAZALEH -- DIRECTOR. Mr. Abu-Ghazaleh has served as Director since December 1996. He is presently the Managing Director of Suma International General Trading and Contracting Company. Prior to this, he served as the General Manager of Metico (Kuwait) from 1975 to 1995, and as its Commercial Manager from 1971 to 1975.

         MARVIN P. BUSH -- DIRECTOR. Mr. Bush was appointed to the Board of Directors on January 8, 1998. He is a co-founder and the Managing Director of Winston Partners Group, a private investment firm based in Vienna, Virginia. He is also Managing General Partner of Winston Growth Fund, L.P., Winston International Growth Fund, L.P., Winston Small Cap Growth Fund, L.P., and a series of private equity investment partnerships. Mr. Bush also serves on the Board of Directors of Kerrco, Inc. and HCC Insurance Holdings, Inc.

         STEPHEN L. WAY -- DIRECTOR. Mr. Way was appointed to the Board of Directors on January 8, 1998. He is the Chairman and Chief Executive Officer of HCC Insurance Holdings, Inc., a New York Stock Exchange company which he founded in 1974.

         JOHN H. DALTON -- DIRECTOR. Mr. Dalton was appointed to the Board of Directors on May 11, 1999. He is now Chairman and Chief Executive Officer of Metal Technology, Inc. He has held three presidential appointments. Most recently he served as Secretary of the Navy from July 1993 through November 1998. Prior to serving as Secretary of the Navy he served as a member and chairman of the Federal Home Loan Bank Board from December 1979 through July 1981. Before being appointed to the Bank Board Mr. Dalton held the position of President of the Government National Mortgage Association of the U.S. Department of Housing and Urban Development from April 1977 through April 1979. Mr. Dalton also serves on the Board of Directors of Niagra Mohawk Holdings, Inc., Trans Technology, Inc., Metal Technology, Inc. and the Cantor Exchange and IPC Photonics Corp.

         EDWARD L. BOYKIN -- DIRECTOR. Mr. Boykin was appointed to the Board of Directors on November 1, 1999. Following a 30-year career with Deloitte & Touche LLP., Mr. Boykin retired in 1991 and is currently a private consultant and serves on several corporate boards.


         Mr. Mohammad Abu-Ghazaleh, Mr. Amir Abu-Ghazaleh and Mr. Maher Abu-Ghazaleh are brothers and, together with other members of the Abu-Ghazaleh family, are shareholders of IAT Group Inc, our principal shareholder (See - Control of Registrant). The Abu-Ghazaleh's are brothers and control the registrant. There are no other family relationships among any of the directors or executive officers.

         Our board of directors is divided into three classes, as nearly equal in number as possible, with each Director serving a three-year term and one class being elected at each year's annual general meeting of shareholders. Mr. Dalton and Mr. Boykin are up for appointment, confirmation and ratification at the 2000 annual general meeting of our shareholders. Mr. Mohammad Abu-Ghazaleh, Mr. Hani El-Naffy and

Mr. Dalton are in the class of directors whose term expires at the 2000 annual general meeting of our shareholders. Mr. Amir Abu-Ghazaleh, Mr. Way and Mr. Boykin are in the class of directors whose term expires at the 2001 annual general meeting of our shareholders. Mr. Maher Abu-Ghazaleh and Mr. Bush are in the class of directors whose term expires at the 2002 annual general meeting of our shareholders. At each annual general meeting of our shareholders, successors to the class of directors whose term expires at such meeting will be elected to serve for three-year terms and until their successors are elected and qualified.

         Executive officers are appointed by, and serve at the discretion of, our board of directors.

ITEM 11.  COMPENSATION OF DIRECTORS AND OFFICERS

         The aggregate compensation expense accrued by Fresh Del Monte Produce Inc. and its subsidiaries with respect to services rendered by all directors and executive officers of Fresh Del Monte Produce Inc. as a group during 1999 was $4.8 million. This amount includes the expense attributable to an incentive payment made annually under an agreement. Under the agreement, the annual incentive payment is equal to the sum of (1) 2% of the amount, up to $20 million, of our consolidated net income and (2) 1-1/2% of the amount of our consolidated net income above $20 million.

         During 1999, we contributed or accrued an aggregate of $30,100 for the accounts of our executive officers under an incentive savings and security plan (the "Savings Plan"). The Savings Plan is a defined contribution pension plan that is qualified under Section 401(k) of the Internal Revenue Code of 1986. We make matching contributions for the accounts of participants in the Savings Plan generally equal to 50% of the contributions made by each such participant to the Savings Plan up to 6% of an employee's compensation. We also maintain certain tax-qualified defined benefit pension plans and supplemental non-qualified defined benefit pension plans.

         Our board of directors has established a compensation committee and an audit committee whose members are comprised solely of directors independent of our management. The compensation committee will establish salaries, incentives and other forms of compensation for our directors and officers and will recommend policies relating to our benefit plans. The audit committee will oversee the engagement of our independent auditors and, together with our independent auditors, will review our accounting practices, internal accounting controls and financial results.

ITEM 12.  OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

         Effective immediately prior to the closing of our initial public offering in October 1997, we adopted the 1997 Share Incentive Plan (the "1997 Plan") which provides for options to purchase an aggregate of 2,380,030 ordinary shares to be granted to non-employee directors and employees of Fresh Del Monte and its subsidiaries who are largely responsible for the management, growth and protection of the business of Fresh Del Monte and its subsidiaries ("eligible persons") in order to provide the eligible persons with incentives to continue with Fresh Del Monte and to attract personnel with experience and ability. On May 11, 1999, our shareholders approved and ratified and our Board of Directors adopted the 1999 Share Incentive Plan (the "1999 Plan), which provides for options to purchase and aggregate of 2,000,000 ordinary shares to be granted to eligible persons. Each option has an exercise price per share equal to the fair market value of an ordinary share on the grant date, became exercisable with respect to 20% of the ordinary shares subject to the option on the date of grant and will become exercisable with respect to an additional 20% of the shares on each of the next four anniversaries of such date and will terminate ten years after the date of grant (unless earlier terminated under the terms of the 1997
Plan).

         The following table shows the options for ordinary shares outstanding as of March 23, 2000 under the 1997 and 1999 Plans:

            NUMBER OF OPTIONS
               OUTSTANDING                       EXERCISE PRICE PER SHARE                  EXPIRATION DATE
            -----------------                    ------------------------                  ---------------
                1,096,000                                $16.00                             October 2007
                   60,000                                $14.21875                          January 2008
                  495,000                                $15.6875                           March 2009
                   30,000                                $8.375                             November 2009
                1,427,000                                $9.2813                            November 2009
                  120,000                                $7.875                             March 2010


As of March 23, 2000, our directors and executive officers, as a group, held options to purchase an aggregate of 875,000 ordinary shares under the 1997 Plan and the 1999 Plans.

ITEM 13.  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

         In the past, we have engaged in and may continue to engage in transactions with our directors, officers, principal shareholders and their respective affiliates. The terms of these transactions are typically negotiated by one or more of our employees who are not related parties using the same model agreements and business parameters that apply to our third-party transactions generally.

         On November 25, 1998, we acquired a 62% majority interest in National Poultry, a publicly traded company in Jordan, engaged in the poultry business. A portion of the acquired shares were purchased from members of the Abu-Ghazaleh family for a total purchase price of $4.5 million, based on a fairness opinion from an independent party.

         In September 1998, we acquired 14 operating subsidiaries of IAT Group Inc. for six million ordinary shares, $25.0 million in cash and the assumption of indebtedness of $130.0 million.

         In connection with the IAT transaction, our board of directors established a special committee comprised of disinterested outside directors to evaluate and negotiate at arm's-length the terms of the acquisition. The special committee retained its own legal and financial advisors and unanimously approved the transaction. Additionally, at a special meeting of our shareholders held to consider the acquisition, a substantial majority of our public shareholders (excluding our controlling shareholders) voted to approve the acquisition. Because our Articles of Association and Cayman Islands law required that holders of a majority of all of the outstanding approve the acquisition, the members of the Abu-Ghazaleh family, rather than abstaining from voting, voted the shares beneficially owned by them for and against the acquisition in the same proportion that all other shares were voted.

REGISTRATION RIGHTS AGREEMENT

         Under a registration rights agreement between us and FG Holdings Limited, a subsidiary of IAT Group Inc. ("FG Holdings"), which became effective upon the consummation of our initial public offering, we granted FG Holdings and its affiliates the right, subject to the terms and conditions set forth in the agreement, to require us to register ordinary shares and certain other shares that we may issue from time to time held by them (the "Registrable Securities") for sale in accordance with their intended method of disposition thereof (a "demand registration"). The holders of a majority of the Registrable Securities may request one demand registration per year, subject to certain limitations. We also granted FG Holdings and its affiliates the right, subject to certain exceptions, to participate in registrations of shares initiated by us on our own behalf or on behalf of any other shareholder (a "piggy-back registration"). All of the rights under this agreement were assigned from FG Holdings to the Principal Shareholders in January 1999. FG Holdings was subsequently dissolved.

         The registration rights agreement provides that to the extent not inconsistent with applicable law, no holder of Registrable Securities will effect any public sale or distribution of any of our Registrable Securities, or any securities convertible into or exchangeable or exercisable for such Registrable Securities, during the seven days prior to and the 90 days after any registration statement relating to the Registrable Securities has become effective, except as part of such registration statement, if requested by us or the managing underwriter or underwriters of the offering. In addition, we have agreed not to effect any public sale or distribution of our Registrable Securities or securities convertible into or exchangeable or exercisable for any of the Registrable Securities during the seven days prior to and the 90 days after any registration statement relating to the Registrable Securities has become effective, except as part of the registration statement or pursuant to registration statements relating to employee benefit plans and certain other offerings.

         We are required to pay expenses (other than underwriting discounts and commissions) incurred by the Principal Shareholders in connection with demand and piggy-back registrations. The registration rights agreement contains indemnification and contribution provisions from us for the benefit of the Principal Shareholders and its permitted assigns and related persons. The rights of the Principal Shareholders under the registration rights agreement will terminate if the Principal Shareholders cease to own at least 5% of the outstanding stock of Fresh Del Monte Produce Inc.

                                     PART II

ITEM 14.  DESCRIPTION OF SECURITIES TO BE REGISTERED

         Not applicable.

                                    PART III

ITEM 15.  DEFAULTS UPON SENIOR SECURITIES

         As of the date hereof, neither Fresh Del Monte Produce Inc. nor any of its significant subsidiaries (exceeding five percent of the total assets of the Company) is in default under any instrument governing any indebtedness of Fresh Del Monte Produce Inc. or such subsidiaries, respectively.

ITEM 16. CHANGES IN SECURITIES, CHANGES IN SECURITY FOR REGISTERED SECURITIES AND USE OF PROCEEDS

         Not applicable.

                                     PART IV

ITEM 17.  FINANCIAL STATEMENTS

         The Company's Consolidated Financial Statements have been prepared in accordance with Item 18 hereof.

ITEM 18.  FINANCIAL STATEMENTS

         The Company's financial statements and schedule set forth in the accompanying Index to Consolidated Financial Statements and Supplemental Financial Statement Schedule included in this report following Part IV beginning on pages F-1 and S-1, respectively, are hereby incorporated herein by this reference. Such consolidated financial statements and schedule are filed as part of this report.

ITEM 19.  FINANCIAL STATEMENTS AND EXHIBITS

         Index to Consolidated Financial Statements and Supplemental Financial Statement Schedules.

CONSOLIDATED FINANCIAL STATEMENTS

         Report of Ernst & Young LLP, Independent Certified Public Accountants........................   F-1
         Consolidated Balance Sheets at  December 31, 1999 and January 1, 1999........................   F-2
         Consolidated Statements of Income for the years ended December 31, 1999,
           January 1, 1999 and December 26, 1997......................................................   F-4
         Consolidated Statements of Cash Flows for the years ended December 31, 1999,
           January 1, 1999, and December 26, 1997.....................................................   F-5
         Consolidated Statements of Shareholders' Equity for the years ended
         December 31, 1999, January 1, 1999, and December 26, 1997....................................   F-7
         Notes to Consolidated Financial Statements...................................................   F-8

SUPPLEMENTAL FINANCIAL STATEMENT SCHEDULE

         Report of Ernst & Young LLP, Independent Certified Public Accountants.........................  S-1
         Schedule II - Valuation and Qualifying Accounts...............................................  S-2



Exhibits
--------


2.1 Fourth Amendment and Consent dated as of May 1999 among Del Monte Fresh Produce (UK) Ltd., Wafer Limited, Del Monte Fresh Produce International Inc., Del Monte Fresh Produce N.A., Inc., Fresh Del Monte Produce Inc., Global Reefer Carriers, Ltd., the banks, financial institutions and other institutional lenders a party to the Revolving Credit Agreement dated as of May 19, 1998.

2.2 Fifth Amendment and Consent dated as of May 1999 among Del Monte Fresh Produce (UK) Ltd., Wafer Limited, Del Monte Fresh Produce International Inc., Del Monte Fresh Produce N.A., Inc., Fresh Del Monte Produce Inc., Global Reefer Carriers, Ltd., the Increasing Lenders therein and Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A., "Rabobank Nederland", New York Branch, as agent for the other banks, financial isntitutions and other institutional lenders a party to the Revolving Credit Agreement dated as of May 19, 1998.

2.3 Sixth Amendment and Consent dated as of June 1999 among Del Monte Fresh Produce (UK) Ltd., Wafer Limited, Del Monte Fresh Produce International Inc., Del Monte Fresh Produce N.A., Inc., Fresh Del Monte Produce Inc., Global Reefer Carriers, Ltd., the Increasing Lenders therein and Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A., "Rabobank Nederland", New York Branch, as agent for the other banks, financial isntitutions and other institutional lenders a party to the Revolving Credit Agreement dated as of May 19, 1998.

2.4 Seventh Amendment and Consent dated as of July 1999 among Del Monte Fresh Produce (UK) Ltd., Wafer Limited, Del Monte Fresh Produce International Inc., Del Monte Fresh Produce N.A., Inc., Fresh Del Monte Produce Inc., Global Reefer Carriers, Ltd., the Increasing Lenders therein and Cooperatieve Centrale

               Raiffeisen-Boerenleenbank B.A., "Rabobank Nederland", New York Branch, as agent for the other banks, financial isntitutions and other institutional lenders a party to the Revolving Credit Agreement dated as of May 19, 1998.

2.5 Acquisition Agreement dated as of December 23, 1998, among Fresh Del Monte Produce N.V. and Bacori Corporation and Banafruit Ltd.

2.6            1999 Share Incentive Plan effective as of May 11, 1999.

2.7            Consent of Ernst & Young LLP

3.1            List of Parents and Subsidiaries

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report on Form 20-F or amendments thereto to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     FRESH DEL MONTE PRODUCE INC.




Date:  March 24, 2000                By: /s/  HANI EL-NAFFY
                                         --------------------------------------
                                         Hani El-Naffy
                                         President and Chief Operating Officer


                                     By: /s/ JOHN F. INSERRA
                                         --------------------------------------
                                         John F. Inserra
                                         Executive Vice President and
                                         Chief Financial Officer

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS




Board of Directors and Shareholders
Fresh Del Monte Produce Inc.

We have audited the accompanying consolidated balance sheets of Fresh Del Monte Produce Inc. and subsidiaries as of December 31, 1999 and January 1, 1999, and the related consolidated statements of income, cash flows and shareholders' equity for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Fresh Del Monte Produce Inc. and subsidiaries at December 31, 1999 and January 1, 1999, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.


                                                   /s/ ERNST & YOUNG LLP

Miami, Florida
February 14, 2000

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------


                           CONSOLIDATED BALANCE SHEETS
                           (U.S. dollars in millions)



                                                                December 31,  January 1,
                                                                   1999          1999
                                                                ------------  -----------
ASSETS

Current assets:
Cash and cash equivalents                                        $   31.2      $   32.8
Trade accounts receivable, net of allowance of $9.9 and
   $8.5, respectively                                               136.4         112.7
Advances to growers and other receivables, net of allowance
   of $4.5 and $2.6, respectively                                    52.3          55.5
Inventories                                                         198.9         159.8
Prepaid expenses and other current assets                            13.4          35.1
                                                                 --------      --------
                  Total current assets                              432.2         395.9
                                                                 --------      --------

Investments in unconsolidated companies                              51.9          55.7
Property, plant and equipment, net                                  590.6         503.5
Other noncurrent assets                                              62.1          29.8
Goodwill, net of accumulated amortization of $5.9 and $3.2,
  respectively                                                       79.4          49.1
                                                                 --------      --------
                  Total assets                                   $1,216.2      $1,034.0
                                                                 ========      ========






                             See accompanying notes

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

                     CONSOLIDATED BALANCE SHEETS (continued)
                (U.S. dollars in millions, except per share data)



                                                              December 31,    January 1,
                                                                 1999           1999
                                                               --------       --------
LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
 Notes payable to banks                                        $    3.2       $     --
 Accounts payable and accrued expenses                            195.2          194.8
 Current portion of long-term debt and capital lease
     obligations                                                   24.9           17.2
 Income taxes payable                                               5.2            6.7
                                                               --------       --------
         Total current liabilities                                228.5          218.7
                                                               --------       --------

Long-term debt                                                    467.7          327.3
Capital lease obligations                                           8.3            9.7
Retirement benefits                                                53.9           67.4
Other noncurrent liabilities                                        8.7            8.6
Deferred income taxes                                              11.3            5.3
Deferred credit vessel leases                                        --            2.9
Minority interest                                                  12.0           11.6
                                                               --------       --------
         Total liabilities                                        790.4          651.5
                                                               --------       --------

Commitments and contingencies


Shareholders' equity:
Preferred shares, $0.01 par value; 50,000,000 shares
     authorized; none issued or outstanding                          --             --
Ordinary shares, $0.01 par value; 200,000,000 shares
     authorized; 53,763,600 shares issued and outstanding           0.5            0.5
 Paid-in capital                                                  327.1          327.1
 Retained earnings                                                107.1           57.8
 Accumulated other comprehensive loss                              (8.9)          (2.9)
                                                               --------       --------
         Total shareholders' equity                               425.8          382.5
                                                               --------       --------
         Total liabilities and shareholders' equity            $1,216.2       $1,034.0
                                                               ========       ========




                             See accompanying notes

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

                        CONSOLIDATED STATEMENTS OF INCOME
                (U.S. dollars in millions, except per share data)


                                                                                             Year Ended
                                                                       -------------------------------------------------------
                                                                         December 31,         January 1,        December 26,
                                                                            1999                1999                 1997
                                                                       --------------      --------------       --------------
Net sales                                                              $      1,743.2      $      1,600.1       $      1,452.4
Cost of products sold                                                         1,592.6             1,405.4              1,288.7
                                                                       --------------      --------------       --------------
     Gross profit                                                               150.6               194.7                163.7

Selling, general and administrative expenses                                     63.5                58.3                 51.4
Amortization of goodwill                                                          2.6                 1.7                  1.5
Acquisition related expenses                                                       --                 4.0                   --
Hurricane Mitch charge                                                             --                26.5                   --
                                                                       --------------      --------------       --------------
  Operating income                                                               84.5               104.2                110.8

Interest expense                                                                 30.2                30.3                 45.7
Interest income                                                                   2.6                 4.3                  5.6
Other income, net                                                                14.7                11.4                  6.0
                                                                       --------------      --------------       --------------

Income before provision for income taxes and
  extraordinary item                                                             71.6                89.6                 76.7
Provision for income taxes                                                       14.7                12.2                 13.1
                                                                       --------------      --------------       --------------
Income before extraordinary item                                                 56.9                77.4                 63.6
Extraordinary charge on early extinguishment of debt                               --                18.1                 10.4
                                                                       --------------      --------------       --------------
Net income                                                                       56.9                59.3                 53.2

Redemption premium, dividends and accretion on
  Convertible Preferred Shares                                                     --                  --                (22.5)
                                                                       --------------      --------------       --------------
Net income applicable to ordinary shareholders                         $         56.9      $         59.3       $         30.7
                                                                       ==============      ==============       ==============
Basic and diluted per share income applicable to
  ordinary shareholders:
     Before extraordinary item                                         $         1.06      $         1.44       $         0.94
     Extraordinary charge                                              $           --      $        (0.34)      $        (0.24)
     Net income                                                        $         1.06      $         1.10       $         0.70
Weighted average number of ordinary shares outstanding:
     Basic                                                                 53,763,600          53,632,656           43,765,188
     Diluted                                                               53,805,237          53,774,831           43,765,188




                             See accompanying notes

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (U.S. dollars in millions)

                                                                        Year Ended
                                                         -----------------------------------------
                                                         December 31,    January 1,    December 26,
                                                            1999            1999          1997
                                                         ------------    ----------    -----------
OPERATING ACTIVITIES:
Net income                                                $   56.9       $   59.3       $   53.2
Adjustments to reconcile net income to cash provided
     by operating activities:
     Goodwill amortization                                     2.6            1.7            1.5
     Depreciation and amortization other than
         goodwill                                             42.6           34.1           30.2
     Deferred credit vessel leases                            (4.8)          (3.9)          (3.0)
     Equity in earnings of unconsolidated companies,
       net of dividends                                        2.1           (3.6)          (4.6)
     Extraordinary charge on early extinguishment of
       debt                                                     --           18.1           10.4
     Write-off of fixed assets related to Hurricane
       Mitch                                                    --           18.8             --
     Gain on insurance proceeds related to Hurricane
       Mitch                                                 (13.5)            --             --
     Deferred income taxes                                     6.4            1.4           (1.9)
     Other, net                                                2.0            0.1            3.5
     Changes in operating assets and liabilities:
       Receivables                                           (22.9)         (31.6)           1.3
       Inventories                                           (40.3)         (22.8)          (6.9)
       Accounts payable and accrued expenses                  (1.6)          17.7           10.4
       Prepaid expenses and other current assets              21.6          (20.9)           2.4
       Other noncurrent assets and liabilities               (12.2)          (4.4)           4.6
                                                          --------       --------       --------
       NET CASH PROVIDED BY OPERATING ACTIVITIES
                                                              38.9           64.0          101.1

INVESTING ACTIVITIES:
Capital expenditures                                        (100.8)         (53.8)         (36.0)
Capital expenditures due to Mitch, net of insurance
     proceeds                                                 (2.8)            --             --
Proceeds on sale of assets                                     0.1            4.6            5.7


                             See accompanying notes

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

                CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
                           (U.S. dollars in millions)

                                                                         YEAR ENDED
                                                          ------------------------------------------
                                                          DECEMBER 31,   JANUARY 1,     DECEMBER 26,
                                                              1999          1999           1997
                                                          ------------   ---------      ------------
INVESTING ACTIVITIES (CONTINUED):
Purchase of subsidiaries, net of cash acquired             $  (67.7)      $  (11.4)      $  (10.0)
Other investing activities, net                                (1.1)          (8.5)          (3.5)
                                                           --------       --------       --------
     NET CASH USED IN INVESTING ACTIVITIES                   (172.3)         (69.1)         (43.8)

FINANCING ACTIVITIES:
Proceeds from issuance of ordinary shares                        --            2.6          175.3
Proceeds from long-term debt                                  321.6          433.5           31.4
Payments on long-term debt                                   (181.4)        (412.7)        (124.0)
Proceeds from short-term borrowings                            10.6          211.5            7.0
Payments on short-term borrowings                              (5.9)        (261.8)         (18.2)
Dividend paid in connection with the IAT transaction             --          (25.0)            --
Redemption of Convertible Preferred Shares                       --             --          (68.5)
Other, net                                                     (0.4)           3.7           (8.1)
                                                           --------       --------       --------
     NET CASH PROVIDED BY (USED IN) FINANCING
       ACTIVITIES                                             144.5          (48.2)          (5.1)

Effect of exchange rate changes on cash and cash
  equivalents                                                  (4.5)           0.4            1.1
                                                           --------       --------       --------
Cash and cash equivalents:
  Net change                                                    6.6          (52.9)          53.3
  Beginning balance                                            32.8           85.7           32.4
  Net cash change due to change in year end of
       subsidiaries                                            (8.2)            --             --
                                                           --------       --------       --------
  Ending balance                                           $   31.2       $   32.8       $   85.7
                                                           ========       ========       ========

SUPPLEMENTAL NON-CASH ACTIVITIES:
   Capital lease obligations for new assets                $    2.5       $   10.3       $    4.3
                                                           ========       ========       ========



                             See accompanying notes

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                           (U.S. dollars in millions)


                                                                                                     Accumulated
                                             Ordinary                                                   Other           Total
                                              Shares         Ordinary      Paid-in      Retained    Comprehensive    Shareholders'
                                           Outstanding        Shares       Capital      Earnings     Income (Loss)      Equity
                                           -----------       --------      -------      --------    --------------   -------------
Balance at December 27, 1996                41,862,600        $  0.4        $129.4        $ 17.0         $  0.2         $147.0

   Issuance of ordinary shares, net
     of offering expenses of $1.7           11,738,000           0.1         175.2            --             --          175.3
   Capital contributions                            --            --           3.4            --             --            3.4
   Retained earnings capitalized                    --            --           3.7          (3.7)            --             --
   Dividend                                         --            --            --         (11.7)            --          (11.7)
   Redemption premium, dividends and
     accretion on Convertible
     Preferred Shares                               --            --            --         (22.5)            --          (22.5)
Comprehensive income:
   Net income                                       --            --            --          53.2             --           53.2
   Currency translation adjustment                  --            --            --            --           (1.9)          (1.9)
                                                                                                                        ------
Comprehensive income                                                                                                      51.3
                                            ----------        ------        ------        ------         ------         ------
Balance at December 26, 1997                53,600,600           0.5         311.7          32.3           (1.7)         342.8

   Capital contributions                            --            --           8.0            --             --            8.0
   Issuance of ordinary shares upon
     exercise of stock options                 163,000            --           2.6            --             --            2.6
   Dividend                                         --            --            --          (4.0)            --           (4.0)
   Dividend paid in connection with
     the IAT transaction                            --            --           4.8         (29.8)            --          (25.0)
Comprehensive income:
   Net income                                       --            --            --          59.3             --           59.3
   Currency translation adjustment                  --            --            --            --           (1.2)          (1.2)
                                                                                                                        ------
Comprehensive income                                                                                                      58.1
                                            ----------        ------        ------        ------         ------         ------
Balance at January 1, 1999                  53,763,600           0.5         327.1          57.8           (2.9)         382.5

   Net loss of IAT for the three
     month period ended January 1,
     1999                                           --            --            --          (7.6)            --           (7.6)
Comprehensive income:
   Net income                                       --            --            --          56.9             --           56.9
   Unrealized loss on
     available-for-sale marketable
     securities                                     --            --            --            --           (3.7)          (3.7)
   Currency translation adjustment                  --            --            --            --           (2.3)          (2.3)
                                                                                                                        ------
Comprehensive income                                                                                                      50.9
                                            ----------        ------        ------        ------         ------         ------
Balance at December 31, 1999                53,763,600        $  0.5        $327.1        $107.1         $ (8.9)        $425.8
                                            ==========        ======        ======        ======         ======         ======



                             See accompanying notes

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.       GENERAL

Fresh Del Monte Produce Inc. (Fresh Del Monte) and its wholly owned subsidiary, FDM Holdings Limited (FDM Holdings), were organized for the purpose of acquiring beneficial ownership and control of all of the outstanding common stock of Fresh Del Monte Produce N.V. (FDP N.V.) and Global Reefer Carriers, Ltd. (GRC) pursuant to a Share Purchase Agreement dated as of December 19, 1996, among Grupo Agricola Empresarial Mexicano, S.A. de C.V. (GEAM), Fresh Del Monte Produce Inc. and FDM Holdings (the Share Purchase Agreement). Fresh Del Monte is 57.6% owned by IAT Group Inc. which is 100% beneficially owned by members of the Abu-Ghazaleh family. In addition, members of the Abu-Ghazaleh family directly own 9.3% of the outstanding ordinary shares of Fresh del Monte. Fresh Del Monte was incorporated under the laws of the Cayman Islands on August 29, 1996 and was initially capitalized by the sale of 35,862,600 ordinary shares for $68.9 million.

On September 17, 1998, Fresh Del Monte acquired 14 wholly owned operating companies from IAT Group Inc. and its shareholders (collectively, such companies are known as IAT and their acquisition is known as the IAT transaction). At the time of the IAT transaction, IAT Group Inc. owned approximately 86% of FG Holdings Limited, which in turn owned approximately 63% of Fresh Del Monte. As a result, the IAT transaction has been accounted for as a combination of entities under common control using the as if pooling of interests method of accounting. The consideration given in the IAT transaction consisted of $25.0 million in cash, the assumption of existing debt of approximately $130.0 million and the issuance to companies controlled by the Abu-Ghazaleh family of six million of Fresh Del Monte's ordinary shares. IAT had operations in Chile, the United States, the Netherlands and Uruguay. IAT was a private international grower and exporter of primarily deciduous fresh fruit and vegetables.

Under the as if pooling of interests method of accounting, the historical results of Fresh Del Monte have been restated to combine the operations of Fresh Del Monte and IAT for all periods subsequent to August 29, 1996, the date Fresh Del Monte and IAT came under common control. The recorded assets and liabilities of Fresh Del Monte and IAT have been carried forward to Fresh Del Monte's consolidated financial statements at their historical amounts. Consolidated earnings of Fresh Del Monte include the earnings of Fresh Del Monte and IAT for all periods subsequent to the date Fresh Del Monte and IAT came under common control.

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


1.   GENERAL (CONTINUED)

Combined and separate net sales and net income of Fresh Del Monte and IAT for 1997 is presented in the following table (U.S. dollars in millions, except per share data):

              Net sales
                 Fresh Del Monte                            $ 1,208.4
                 IAT                                            248.6
                 Elimination                                     (4.6)
                                                            ---------
              Combined                                      $ 1,452.4
                                                            =========

              Net income
                 Fresh Del Monte                            $    43.8
                 IAT                                              9.4
                                                            ---------
              Combined                                      $    53.2
                                                            =========

              Basic and diluted per share income applicable to ordinary shareholders:
                 Fresh Del Monte
                     Before extraordinary item              $    0.72
                     Extraordinary charge                   $   (0.24)
                     Net income                             $    0.48
                 IAT                                        $    0.22
              Combined                                      $    0.70

In connection with the IAT transaction, Fresh Del Monte incurred $4.0 million of acquisition expenses which were expensed in 1998. Acquisition expenses include professional, legal, accounting and other fees.

Prior to January 2, 1999, IAT's fiscal year end was September 30. Effective January 2, 1999, IAT's fiscal year end was changed to conform to Fresh Del Monte's fiscal year end. As a result of this change in fiscal year ends, the year ended December 31, 1999 reflects the operating results of Fresh Del Monte and subsidiaries, including IAT, for the same months. The results of operations for IAT for the period from October 1, 1998 to January 1, 1999 are not included in the consolidated statements of income or cash flows for any of the periods presented, but are reflected as an adjustment to retained earnings as of January 2, 1999. For the period from October 1, 1998 to January 1, 1999, IAT incurred a net loss of $7.6 million.

On December 20, 1996, Fresh Del Monte directly and through its wholly-owned subsidiary, FDM Holdings, acquired ownership and control of all of the outstanding shares of FDP N.V. and GRC pursuant to the Share Purchase Agreement (the FDP/GRC Acquisition).

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)



1.       GENERAL (CONTINUED)

The total equity purchase consideration in the FDP/GRC Acquisition consisted of approximately $61.7 million in cash, the issuance by Fresh Del Monte of 55,000 Series 1 Convertible Preferred Shares, each with a par value of $.01 and an initial liquidation preference of $1,000 per share (the Convertible Preferred Shares), with an aggregate assigned fair value of $46.0 million, to GEAM, which was the seller of the shares of FDP N.V. and GRC, and $7.2 million of acquisition costs incurred. In addition, at the time of the FDP/GRC Acquisition, FDP N.V. and GRC had liabilities totaling approximately $544.0 million.

The FDP/GRC Acquisition was accounted for as a purchase and, accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on appraisals and other estimates of their underlying fair values.

Fresh Del Monte and its subsidiaries are engaged primarily in the worldwide production, transportation and marketing of fresh produce. Fresh Del Monte and its subsidiaries source their products (bananas and other fresh fruit and vegetables which includes pineapples, deciduous fruit, melons and other fresh produce) from 13 locations in North and Latin America, the Asia Pacific region and Africa and distribute their products in North America, Europe, the Asia Pacific region and Latin America. Products are sourced from company-owned farms, through joint venture arrangements and through supply contracts with independent growers.

GRC and its subsidiaries are primarily engaged in the maritime transportation on refrigerated vessels of fresh fruit and other produce, principally for FDP N.V. Through December 23, 1997, a German subsidiary had a non-controlling 51% interest in Horn-Linie OHg (Horn-Linie), a partnership organized under the laws of Germany engaged in shipping activities. On December 23, 1997, Fresh Del Monte acquired the remaining 49% minority interest in Horn-Linie (see Note 3). GRC also has a non-controlling 80% limited partnership interest in Internationale Fruchtimport Gesellschaft Weichert & Co. (Interfrucht), a limited partnership organized under the laws of Germany engaged in the distribution of fresh fruit and other produce, principally for FDP N.V., in Germany and other Northern European countries.

On October 29, 1997, Fresh Del Monte sold, in an initial public offering, 11,738,000 ordinary shares, at a public offering price of $16.00 per share (the Initial Public Offering), resulting in net proceeds to Fresh Del Monte of $175.3 million. Of the net proceeds, approximately $106.5 million was used to purchase and retire $100.0 million in aggregate principal amount of the outstanding 10% notes due 2003 (the N.V. Notes) issued by FDP N.V., which resulted in an extraordinary loss of $10.4 million. Of the net proceeds, approximately $68.5 million was used to redeem all the issued and outstanding Convertible Preferred Shares issued to GEAM in the FDP/GRC Acquisition which included a redemption premium of approximately $19.6 million. Fresh Del Monte recorded the redemption premium as a reduction of 1997 net income for purposes of computing net income applicable to ordinary shareholders.

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)



2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Fresh Del Monte and its majority owned subsidiaries which Fresh Del Monte controls. Fresh Del Monte's year end is the last Friday of the calendar year or the first Friday subsequent to the end of the calendar year. As discussed in Note 1, IAT changed its year end as of January 2, 1999 to conform to Fresh Del Monte's year end. Prior to January 2, 1999, IAT's fiscal year end was September 30. As a result, the accompanying consolidated financial statements include the financial position of IAT as of December 31, 1999 and September 30, 1998, and the results of operations of IAT for the years ended December 31, 1999, September 30, 1998, and September 30, 1997. During the three month period ended January 1, 1999, $77.2 million was advanced by Fresh Del Monte to IAT. Of this amount, $57.9 million was used for the repayment of existing IAT debt and such repayments have been reflected as a reduction of debt in the accompanying consolidated balance sheet as of January 1, 1999. The remaining $19.3 million was not eliminated in the accompanying consolidated balance sheet as of January 1, 1999 due to the different fiscal year-ends. As such, this amount has been included in "Prepaid expenses and other current assets" in the accompanying consolidated balance sheet as of January 1, 1999. All other significant intercompany accounts and transactions have been eliminated in consolidation.

USE OF ESTIMATES

Preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

CASH AND CASH EQUIVALENTS

Fresh Del Monte classifies as cash equivalents all highly liquid investments with a maturity of three months or less at the time of purchase.

INVENTORIES

Inventories are valued at the lower of cost or market. Cost is computed using the weighted average cost method for fresh produce, principally in-transit, and the first-in first-out, actual cost or average cost methods for raw materials and packaging supplies. Raw materials inventory consists primarily of agricultural supplies and spare parts.

GROWING CROPS

Expenditures on pineapple, deciduous fruit and melon growing crops are valued at the lower of cost or market and are deferred and charged to income when the related crop is harvested and sold. The deferred growing costs consist primarily of land preparation, cultivation, irrigation and fertilization costs. Expenditures related to banana crops are expensed as incurred.

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)



2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INVESTMENTS IN UNCONSOLIDATED COMPANIES

Investments in unconsolidated companies are accounted for under the equity method of accounting for investments in 20% to 50% owned companies and for investments in over 50% owned companies over which Fresh Del Monte does not have control.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost. Depreciation is recorded following the straight-line method over the estimated useful lives of the assets, which ranges from 10 to 30 years for buildings, 10 to 20 years for ships and containers, 2 to 20 years for machinery and equipment, 3 to 20 years for furniture, fixtures and office equipment and 2 to 10 years for automotive equipment. Leasehold improvements are amortized over the life of the lease or the related asset, whichever is shorter. When assets are retired or disposed of, the costs and accumulated depreciation or amortization are removed from the respective accounts and any related gain or loss is recognized. Maintenance and repairs are charged to expense when incurred. Significant expenditures, which extend useful lives of assets, are capitalized. Costs related to land improvements for banana, pineapple, deciduous fruit and other agricultural projects are deferred during the formative stage and are amortized over the estimated life of the project.

GOODWILL

Goodwill is amortized on a straight-line basis over its estimated useful life which ranges from 10 to 40 years. Fresh Del Monte continually assesses the carrying value of its goodwill in order to determine whether an impairment has occurred. This assessment takes into account both historical and forecasted results of operations including consideration of a terminal value.

IMPAIRMENT OF LONG-LIVED ASSETS

Fresh Del Monte accounts for the impairment of long-lived assets under Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (SFAS No. 121). SFAS No. 121 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Based on current circumstances, Fresh Del Monte does not believe that any impairment indicators are present.

REVENUE RECOGNITION

Revenue is recognized on sales of products when the customer receives title to the goods, generally upon delivery.

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)



2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

COST OF PRODUCTS SOLD

Cost of products sold includes the cost of produce, packaging materials, labor and overhead, ocean and inland freight and other distribution costs.

INCOME TAXES

Deferred income taxes are recognized for the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year end, based on enacted tax laws and statutory tax rates applicable to the year in which the differences are expected to effect taxable income. Valuation allowances are established when deemed more likely than not that future taxable income will not be sufficient to realize income tax benefits. Generally, income tax expense is the tax payable for the year and the net change during the year in deferred tax assets and liabilities.

ENVIRONMENTAL REMEDIATION LIABILITIES

Losses associated with environmental remediation obligations are accrued when such losses are probable and can be reasonably estimated.

DEFERRED CREDIT VESSEL LEASES

Deferred credit vessel leases represents the excess of amounts due under long-term operating leases of six vessels over the estimated fair value of such leases. At the time of the FDP/GRC Acquisition on December 20, 1996, Fresh Del Monte revalued the liability for deferred credit vessel leases to its fair value of $14.5 million. At December 31, 1999 and January 1, 1999, $2.9 million and $4.7 million, respectively, were included in accrued expenses. At January 1, 1999, $2.9 million was classified as deferred credit vessel leases. These amounts are amortized over the remaining life of the leases, which expire during the year 2000.

CURRENCY TRANSLATION

For Fresh Del Monte's operations in countries where the functional currency is other than the U.S. dollar, balance sheet amounts are translated using the exchange rate in effect at the balance sheet date. Income statement amounts are translated at the average exchange rate for the year. The gains and losses resulting from the changes in exchange rates from year to year are recorded as a component of accumulated other comprehensive loss.

For Fresh Del Monte's other operations where the functional currency is the U.S. dollar or where the operations are located in highly inflationary countries, non-monetary assets are translated at historical exchange rates. Other balance sheet amounts are translated at the exchange rates in effect at the balance sheet date. Income statement accounts, excluding depreciation, are translated at the average exchange rate for the year. These translation adjustments are included in the determination of net income.

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)



2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Other income, net in the accompanying consolidated statements of income includes approximately $3.6 million, $1.5 million and $2.0 million in net losses on foreign exchange for 1999, 1998 and 1997, respectively. These amounts include the effect of foreign currency translation and realized foreign currency gains and losses.

NET INCOME PER ORDINARY SHARE

Basic and diluted earnings per share is calculated in accordance with Financial Accounting Standards No. 128, "Earnings per Share" (SFAS No. 128). All earnings per share amounts for all periods have been presented, and where appropriate, restated to conform to the requirements of SFAS No. 128.

Net income per ordinary share represents the net income applicable to ordinary shareholders after deducting the redemption premium, dividends and accretion on the Convertible Preferred Shares. Net income per ordinary share is computed by dividing the net income applicable to ordinary shareholders by the weighted average number of ordinary shares outstanding during such year.

STOCK BASED COMPENSATION

Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123) encourages, but does not require, companies to record stock-based compensation plans at fair value. Fresh Del Monte has chosen, as allowed by the provisions of SFAS No. 123, to account for its Stock Plan under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB No. 25) and related interpretations. Under APB No. 25, because the exercise price of Fresh Del Monte's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recorded. SFAS No. 123 requires disclosure of the estimated fair value of employee stock options granted after 1994 and pro forma financial information assuming compensation expense was recorded using these fair values.

OFF BALANCE SHEET RISK

Fresh Del Monte enters into currency forward contracts as a hedge against certain currency exposures, principally relating to sales made in Europe and in the Asia Pacific region. Gains and losses on these contracts are included in income when the contracts are closed and are included in other income, net in the accompanying consolidated statements of income.

RECLASSIFICATIONS

Certain amounts from 1998 and 1997 have been reclassified to conform to the 1999 presentation.

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)




2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)


NEW ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133). This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. In June 1999, the FASB issued Statement of Financial Accounting Standards No. 137, "Accounting for Derivative Instruments and Hedging Activities
- Deferral of the Effective Date of FASB Statement No. 133" (SFAS No. 137), which delayed the effective date of SFAS No. 133 until the first fiscal quarter of fiscal years beginning after June 15, 2000. Fresh Del Monte plans to adopt SFAS No. 133 in the year 2001 and is currently assessing the impact this statement will have on its consolidated financial statements.

3.       ACQUISITIONS

BELGIAN ACQUISITION

On January 14, 1999, Fresh Del Monte acquired all of the outstanding shares of Banana Marketing Belgium N.V. (BMB) and executed a long-term banana purchase agreement with a subsidiary of C.I. Banacol S.A. (Banacol). Banacol is a significant producer of bananas and BMB was Banacol's exclusive marketing company in Europe. The total consideration paid in connection with the acquisition of BMB was $58.7 million. The acquisition was accounted for using the purchase method of accounting and, accordingly, the purchase price was allocated to the assets acquired of $36.9 million, consisting primarily of European banana import licenses, based on an appraisal. The value assigned to the banana import licenses is included in other noncurrent assets and is being amortized over their estimated life of five years. The excess of the purchase price over the fair value of net assets acquired of $21.8 million was classified as goodwill and is being amortized over 20 years.

NATIONAL POULTRY

On November 25, 1998, Fresh Del Monte acquired a 62% majority interest in National Poultry Company PLC (National Poultry), a publicly traded company in Jordan, engaged in the poultry business. The total consideration paid was $11.9 million, of which approximately $6.4 million was used to pay down existing debt. During 1999, Fresh Del Monte acquired an additional 17% interest in National Poultry. The acquisitions were accounted for using the purchase method of accounting and, accordingly, the purchase prices were allocated to the assets acquired and liabilities assumed based on estimates of their underlying fair values. A portion of the acquired shares were purchased from members of the Abu-Ghazaleh family for a total purchase price of $4.5 million in 1998, based on a fairness opinion from an independent party.

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)





3.       ACQUISITIONS (continued)

The following unaudited pro forma information presents a summary of 1998 consolidated results of operations of Fresh Del Monte as if the acquisition of National Poultry had occurred on December 27, 1997 (U.S. dollars in millions, except per share data):

                                                                  1998
                                                             ------------

        Net sales                                            $   1,615.1
        Income before extraordinary item                            74.2
        Net income                                           $      56.1
        Net income per ordinary share                        $      1.04
        Number of ordinary shares used in computation         53,774,831

The unaudited pro forma results do not purport to be indicative of the results of operations which actually would have resulted had the acquisition of National Poultry occurred on December 27, 1997, or of future results of operations of the consolidated entities.

HORN-LINIE

On December 23, 1997, Fresh Del Monte acquired the remaining 49% minority interest in Horn-Linie. The total consideration paid in connection with the acquisition was $14.7 million and the assumption of approximately $22.3 million in liabilities (including $10.8 million in long-term debt). The acquisition was accounted for using the purchase method of accounting and, accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on appraisals and other estimates of their underlying fair values. The excess purchase price over the fair value of the net assets acquired of $6.0 million has been classified as goodwill and is being amortized over 40 years. The acquisition was financed through a loan secured by a mortgage on two of Horn-Linie's multi-purpose refrigerated vessels (see Note 12). The loan amount of $26.0 million includes the consideration paid in connection with the acquisition as well as approximately $10.8 million in existing debt that was refinanced. For the year ended December 26, 1997, Fresh Del Monte accounted for the earnings from its investment in Horn-Linie using the equity method of accounting (see Note 5).

The following unaudited pro forma information presents a summary of 1997 consolidated results of operations of Fresh Del Monte as if the acquisition of the remaining 49% interest in Horn-Linie had occurred on December 28, 1996 (U.S dollars in millions, except per share data):

                                                                  1997
                                                             ------------

        Net sales                                             $   1,461.4
        Income before extraordinary item                             64.6
        Net income                                                   54.2
        Net income applicable to ordinary shareholders        $      31.7
        Net income per ordinary share                         $      0.72
        Number of ordinary shares used in computation          43,765,188

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)




3.       ACQUISITIONS (continued)

The unaudited pro forma results do not purport to be indicative of the results of operations which actually would have resulted had the acquisition of the remaining 49% interest in Horn-Linie occurred on December 28, 1996, or of future results of operations of the consolidated entities.

4.       INVENTORIES

Inventories consisted of the following (U.S. dollars in millions):

                                                    December 31,    January 1,
                                                        1999           1999
                                                    ------------    ----------
          Fresh produce, principally in-transit        $ 57.9        $ 46.5
          Raw materials and packaging supplies           89.0          62.0
          Growing crops                                  52.0          51.3
                                                       ------        ------
                                                       $198.9        $159.8
                                                       ======        ======

5.       INVESTMENTS IN UNCONSOLIDATED COMPANIES

Fresh Del Monte utilizes the equity method of accounting for investments in 20% to 50% owned companies and for investments in over 50% owned companies over which Fresh Del Monte does not have control. Investments in unconsolidated companies accounted for under the equity method amounted to $51.9 million and $55.7 million at December 31, 1999 and January 1, 1999, respectively. At December 31, 1999 and January 1, 1999, net amounts receivable from unconsolidated companies amounted to $9.6 million and $13.5 million, respectively.

These unconsolidated companies are engaged in the manufacturing of corrugated boxes (Compania Industrial Corrugadora Guatemala, S.A. - 50% owned); maritime transportation (Horn-Linie - a non-controlling 51% interest through December 23, 1997 (see Note 3)); and the production and distribution of fresh fruit and other produce (Davao Agricultural Ventures Corporation - 40% owned; Agricola Villa Alegre, Ltda - 50% owned; various melon farms - 50% owned; Interfrucht - a non-controlling 80% interest (see Note 1)).

Purchases from unconsolidated companies were $58.7 million, $55.5 million and $50.5 million for 1999, 1998, and 1997, respectively.

Combined financial data of unconsolidated companies is summarized as follows (U.S. dollars in millions):

                                     December 31,   January 1,
                                        1999          1999
                                     ------------   ----------
          Current assets                $52.4         $55.7
          Noncurrent assets              82.5          81.1
          Current liabilities           (36.5)        (32.6)
          Noncurrent liabilities         (7.7)         (9.6)
                                        -----         -----
          Net worth                     $90.7         $94.6
                                        =====         =====

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


5.       INVESTMENTS IN UNCONSOLIDATED COMPANIES (continued)

                                        Year Ended
                           ----------------------------------------
                           December 31,   January 1,   December 26,
                              1999          1999          1997
                           ------------   ----------   ------------
         Net sales           $228.4        $263.0        $285.8
         Gross profit          14.0          23.6          23.5
         Net income             6.3          12.4          16.4

Fresh Del Monte's portion of earnings in unconsolidated companies amounted to $3.7 million in 1999, $8.9 million in 1998 and $9.0 million in 1997 and is included in other income, net in the accompanying consolidated statements of income.

6.       PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following (U.S. dollars in millions):

                                                     December 31,    January 1,
                                                        1999            1999
                                                     ------------    ----------
         Land and land improvements                    $209.0         $181.2
         Buildings and leasehold improvements           141.3          114.6
         Ships and containers                           182.2          156.0
         Machinery and equipment                        106.4           91.3
         Furniture, fixtures and office equipment        41.8           17.2
         Automotive equipment                            15.6           15.9
         Construction-in-progress                        26.8           23.4
                                                       ------         ------
                                                        723.1          599.6
         Less accumulated depreciation                 (132.5)         (96.1)
                                                       ------         ------
                                                       $590.6         $503.5
                                                       ======         ======


Depreciation and amortization expense amounted to $36.3 million, $33.1 million and $26.7 million for 1999, 1998 and 1997, respectively.

Buildings, containers, machinery and equipment and automotive equipment under capital leases totaled $17.2 million and $16.3 million at December 31, 1999 and January 1, 1999, respectively. Accumulated amortization for assets under capital leases was $2.7 million and $1.5 million at December 31, 1999 and January 1, 1999, respectively.

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


7.       HURRICANE MITCH

Fresh Del Monte recorded a charge in 1998 of $26.5 million in asset write-offs and other costs, net of insurance proceeds received as of February 18, 1999 of $3.0 million, due to damage incurred to its Guatemalan operations as a result of excessive flooding caused by Hurricane Mitch. Additional insurance recoveries related to Hurricane Mitch of $13.5 million during 1999 are included in other income, net for the year ended December 31, 1999.

Fresh Del Monte maintains insurance for both property damage and business interruption applicable to its production facilities, including its operations in Guatemala. The policies providing the coverages for losses caused by Hurricane Mitch were subject to deductibles of $0.1 million for property damage and business interruption. Fresh Del Monte is pursuing additional recoveries under its business interruption coverages related to the damage of its operations in Guatemala caused by Hurricane Mitch. The amount of total recoveries under business interruption coverages cannot be estimated at this time.

8.       ACCUMULATED OTHER COMPREHENSIVE LOSS

Accumulated other comprehensive loss consists of the following (U.S. dollars in millions):

                                                                December 31,     January 1,
                                                                   1999              1999
                                                                ------------     ----------
         Currency translation adjustment                         $   (5.2)        $   (2.9)
         Unrealized loss on available-for-sale securities            (3.7)              --
                                                                 --------         --------
                                                                 $   (8.9)        $   (2.9)
                                                                 ========         ========




9.       ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consisted of the following (U.S. dollars in millions):

                                                  December 31,   January 1,
                                                     1999          1999
                                                  ------------   ----------
         Trade payables                             $ 90.3        $ 97.1
         Payroll and employee benefits                10.2          11.4
         Vessel and port operating expenses           19.6          12.4
         Accrued interest payable                      3.1           2.8
         Current portion of deferred
           credit vessel leases                        2.9           4.7
         Other payables and accrued expenses          69.1          66.4
                                                    ------        ------
                                                    $195.2        $194.8
                                                    ======        ======



                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)




10.      PROVISION FOR INCOME TAXES

The provision for income taxes consisted of the following (U.S. dollars in millions):

                                                         Year ended
                                          -------------------------------------------
                                          December 31,     January 1,     December 26,
                                             1999            1999             1997
                                          ------------     ----------     -----------
         Current:
            U.S. federal income tax        $    2.5        $    4.5        $    4.7
            State                               0.3             0.5             0.4
            Non-U.S                             5.8             4.9             8.8
                                           --------        --------        --------
                                                8.6             9.9            13.9
         Deferred:
            U.S                                 1.7             1.5            (0.1)
            Non-U.S                             4.4             0.8            (0.7)
                                           --------        --------        --------
         Provision for income taxes        $   14.7        $   12.2        $   13.1
                                           ========        ========        ========


Total income tax payments during 1999, 1998 and 1997 were $5.9 million, $7.4 million and $6.9 million, respectively.

Income before provision for income taxes and extraordinary item consisted of the following (U.S. dollars in millions):

                                            Year ended
                            ------------------------------------------
                            December 31,    January 1,    December 26,
                                1999           1999           1997
                            ------------    ----------    ------------
         United States        $   3.3        $  13.8        $   9.1
         Non-U.S                 68.3           75.8           67.6
                              -------        -------        -------
                              $  71.6        $  89.6        $  76.7
                              =======        =======        =======

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)



10.      PROVISION FOR INCOME TAXES (continued)

The differences between the reported provision for income taxes and income taxes computed at the U.S. statutory federal income tax rate are explained in the following reconciliation (U.S. dollars in millions):

                                                                           Year Ended
                                                          -----------------------------------------------
                                                          December 31,      January 1,       December 26,
                                                              1999             1999             1997
                                                          ------------      ----------       ------------
         Income tax provision computed at the U.S.
             statutory federal income tax rate              $   25.1         $   31.4         $   26.1
         Effect of non-U.S. operations and tax rates           (10.5)           (19.1)           (12.1)
         Other                                                   0.1             (0.1)            (0.9)
                                                            --------         --------         --------
                                                            $   14.7         $   12.2         $   13.1
                                                            ========         ========         ========


Deferred income tax assets and liabilities consisted of the following (U.S. dollars in millions):

                                                                  December 31,     January 1,
                                                                      1999            1999
                                                                  ------------     ----------
         DEFERRED TAX LIABILITIES:
             Inventories                                           $   (8.5)        $   (7.7)
             Investments                                               (1.8)            (1.8)
             Depreciation                                             (12.7)           (13.2)
             Equity in earnings of unconsolidated companies            (4.0)            (3.5)
                                                                   --------         --------
                  Total deferred tax liabilities                      (27.0)           (26.2)

         DEFERRED TAX ASSETS:
             Pension liability                                          1.4              2.9
             Post-retirement benefits other than pension                6.7              6.4
             Net operating loss carryforwards (non U.S.)               23.6             20.6
             Other, net                                                 5.2              5.2
                                                                   --------         --------
                  Total deferred tax assets                            36.9             35.1

             Valuation allowance                                      (21.2)           (14.2)
                                                                   --------         --------

             Net deferred tax liabilities                          $  (11.3)        $   (5.3)
                                                                   ========         ========


                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)



10.      PROVISION FOR INCOME TAXES (continued)

The valuation allowance established with respect to the deferred tax assets relates primarily to net operating losses and employee benefit accruals in taxing jurisdictions where, due to Fresh Del Monte's current and foreseeable operations within the various jurisdictions, it is deemed more likely than not that future taxable income will not be sufficient within such jurisdictions to realize the related income tax benefits. During 1999, the valuation allowance increased by $7.0 million. At December 31, 1999, Fresh Del Monte had approximately $105.4 million of tax operating loss carry forwards in certain Non-U.S. jurisdictions as follows (U.S. dollars in millions):

                  Expiration                  Amount
                  ----------                  ------
                     2000                    $ 23.4
                     2001                      36.3
                     2003                       0.4
                     2004                       1.5
                 No Expiration                 43.8
                                             ------
                                             $105.4
                                             ======

11.   NOTES PAYABLE TO BANKS

Fresh Del Monte has $14.6 million of working capital revolving credit facilities with various banks in Japan, Latin America and Europe. These facilities expire at various dates starting on January 2000 and bear interest, as of December 31, 1999, at rates ranging from 2.38% to 10%. At December 31, 1999, there was $3.2 million of borrowings outstanding under these credit facilities. There were no borrowings outstanding under these credit facilities at January 1, 1999.

The weighted average interest rate on borrowings under these short-term credit facilities for 1999 and 1998 was 9.74% and 10.31%, respectively. The cash payments for interest on notes payable to banks and other financial institutions was $0.2 million, $6.1 million and $7.0 million for 1999, 1998 and 1997, respectively.

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)



12.      LONG-TERM DEBT

The following is a summary of long term-debt (U.S. dollars in millions):

                                                                                      December 31,     January 1,
                                                                                          1999           1999
                                                                                      ------------     ----------
         $450.0 million five-year syndicated credit facility (see below)                 $397.8         $264.0
         Term notes bearing interest at 7.365%, payable in quarterly installments of principal and interest maturing in January
            2003, secured by mortgages on five of Fresh Del Monte's
            vessels                                                                        22.3             --
         Term notes, including GRC term note, bearing interest at various rates ranging from LIBOR plus 1.25% (7.75% at December 31, 1999) to
            7.14%, payable in quarterly installments of principal and interest maturing from August 2001 to January 2005, with a balloon payment of
            $6.9 million due in January 2005, secured by mortgages on five of
            Fresh Del Monte's vessels                                                      28.2           33.4
         Mortgage notes payable to financial institutions, various rates ranging from LIBOR plus 1.6% to LIBOR plus 1.8% (8.1% to 8.3% at December 31,
            1999), due 1999 to 2002, secured by five vessels and
            refrigerated containers                                                        29.2           35.0
         Various other notes payable                                                       11.8            9.2
                                                                                         ------         ------
         Total                                                                            489.3          341.6
         Less current portion                                                             (21.6)         (14.3)
                                                                                         ------         ------
                                                                                         $467.7         $327.3
                                                                                         ======         ======


At the date of the FDP/GRC Acquisition, FDP N.V. had $300 million in N.V. Notes outstanding (see Note 1). At that date, the N.V. Notes were recorded at their fair market value of $288.0 million. The difference between the face value of the N.V. Notes and their fair value was being accreted by periodic charges to interest expense over the remaining life of the debt. Fresh Del Monte used approximately $106.5 million of the net proceeds from the Initial Public Offering (see Note 1) to purchase and retire $100.0 million in aggregate principal amount of the then outstanding N.V. Notes, which resulted in an extraordinary loss of $10.4 million.

On May 19, 1998, FDP N.V. completed its tender offer to purchase the remaining $200.0 million of outstanding N.V. Notes and solicitation of consents to certain proposed amendments to the indenture under which the N.V. Notes were issued. Approximately 98.4%, or $196.8 million, of the N.V. Notes were purchased in the tender offer. The purchase was funded by a drawdown of $207.9 million from a $350.0 million, five-year syndicated credit facility (the Revolving Credit Facility) entered into by Fresh Del Monte, and certain wholly-owned subsidiaries of Fresh Del Monte, with Rabobank International, New York Branch, as agent. The remaining N.V. Notes were redeemed in June 1998 at a redemption price of $1,050 for each $1,000 principal amount of N.V. Notes being redeemed, plus accrued interest to the date of redemption. Completion of the tender offer and the redemption resulted in an extraordinary charge of $18.1 million.

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)



12.      LONG-TERM DEBT (continued)

On December 15, 1998, the Revolving Credit Facility was amended to increase the borrowing level to $389.0 million and on May 20, 1999, the Revolving Credit Facility was amended to increase the borrowing level to $450.0 million. By its terms, the amount of the revolving credit facility will be reduced by $10.8 million on each November 1 and May 1, commencing on November 1, 1999. The Revolving Credit Facility includes a swing line facility, a letter of credit facility and an exchange contract facility. The Revolving Credit Facility is collateralized directly or indirectly by substantially all of theassets of Fresh Del Monte and its subsidiaries. The facility expires on May 19, 2003, and permits borrowings with an interest rate based on a spread over the London Interbank offered rate (LIBOR). Outstanding borrowings at December 31, 1999 were $397.8 million, bearing interest at an average interest rate of 8.41%. At December 31, 1999, Fresh Del Monte applied $6.0 million of available credit under this facility towards the issuance of letters of credit, of which $2.9 million was required pursuant to agreements with the owners of certain vessels on long-term charter which expire during the year 2000.

The Revolving Credit Facility contains covenants which require Fresh Del Monte to maintain certain minimum financial ratios and limits the payment of future dividends. In connection with the Revolving Credit Facility, Fresh Del Monte entered into an interest rate swap agreement expiring in 2003 with the same bank to limit the effect of increases in interest rates on a portion of the Revolving Credit Facility. The nominal amount of the swap decreases over its life from $150.0 million in the first three months, to $53.6 million in the last three months. The cash differentials paid or received on the swap agreement are accrued and recognized as adjustments to interest expense. Interest expense related to the swap agreement for 1999 and 1998 amounted to $0.9 million and $0.7 million, respectively.

In connection with the acquisition of Horn-Linie (see Note 3), GRC, one of Fresh Del Monte's subsidiaries, entered into a note payable with a bank in the amount of $26.0 million (the GRC Term Note). The proceeds from the GRC Term Note were used to fund the acquisition price of $14.7 million, to repay $10.8 million of assumed debt, and to fund working capital. The GRC Term Note is secured by a mortgage on two of Fresh Del Monte's multi-purpose refrigerated vessels.

Cash payments of interest on long-term debt were $29.4 million, $22.3 million and $34.6 million for 1999, 1998 and 1997, respectively.

Maturities on long-term debt during the next five years are (U.S. dollars in millions):

                 2000                             $21.6
                 2001                              22.7
                 2002                              20.9
                 2003                             411.9
                 2004                               3.6
                 Thereafter                         8.6
                                                 ------
                                                 $489.3
                                                 ======

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)



13.      CAPITAL LEASE OBLIGATIONS

Fresh Del Monte leases certain buildings, machinery and equipment under capital leases. These lease obligations are payable in monthly installments. The future minimum lease payments at December 31, 1999 are as follows (U.S.
dollars in millions):

        2000                                                     $ 4.3
        2001                                                       4.0
        2002                                                       3.2
        2003                                                       2.1
                                                                 -----
        Total payments remaining under capital leases             13.6
        Less amount representing interest                         (2.0)
                                                                 -----
        Present value of capital leases                           11.6
        Less current portion                                      (3.3)
                                                                 -----
        Capital lease obligations, net of current portion        $ 8.3
                                                                 =====

14.      CONVERTIBLE PREFERRED SHARES

In connection with the FDP/GRC Acquisition, Fresh Del Monte issued 55,000 Series 1 Convertible Preferred Shares with a face amount of $55.0 million (see Note 1). Cumulative dividends were payable in kind at a fixed annual rate of 6% beginning June 30, 1997, and commencing in January 2002, dividends were payable in cash at a rate of 8% per year. Each Convertible Preferred Share had an initial liquidation preference of $1,000 and was convertible into shares of Fresh Del Monte's Class B ordinary shares initially representing 20% of Fresh Del Monte's ordinary shares. In connection with the acquisition, the Convertible Preferred Shares were recorded at fair value at the date of issuance less issue costs. The excess of the preference over the fair value was being accreted by periodic charges to retained earnings over the original life of the issue resulting in an effective interest rate of 9%. The terms of the Convertible Preferred Shares restricted, among other things, the sale of Fresh Del Monte and certain other significant transactions by Fresh Del Monte.

On October 29, 1997, Fresh Del Monte completed its Initial Public Offering (see
Note 1). Fresh Del Monte used $68.5 million of the net proceeds from the Initial Public Offering to redeem all of its issued and outstanding Convertible Preferred Shares with a book value of $48.9 million. As a result of the redemption, Fresh Del Monte recorded a $19.6 million charge to retained earnings, representing the difference between the redemption price and the book value of the Convertible Preferred Shares.

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)



15.      EARNINGS PER SHARE

Basic and diluted per share income applicable to ordinary shareholders is calculated as follows (U.S. dollars in millions, except per share data):

                                                                                             Year Ended
                                                                      -----------------------------------------------------------
                                                                        December 31,          January 1,            December 26,
                                                                          1999                   1999                   1997
                                                                      --------------        --------------         --------------
NUMERATOR:
Income before extraordinary item                                      $         56.9        $         77.4         $         63.6
Extraordinary charge on early extinguishment of debt                              --                  18.1                   10.4
                                                                      --------------        --------------         --------------
Net income                                                                      56.9                  59.3                   53.2
Redemption premium, dividends and accretion on
   Convertible Preferred Shares                                                   --                    --                  (22.5)
                                                                      --------------        --------------         --------------
Net income applicable to ordinary shareholders                        $         56.9        $         59.3         $         30.7
                                                                      ==============        ==============         ==============
DENOMINATOR:
Denominator for basic earnings per share - weighted average
   number of ordinary shares outstanding                                  53,763,600            53,632,656             43,765,188
Effect of dilutive securities:
   Employee stock options                                                     41,637               119,152                     --
   Shares issuable in connection with an acquisition                              --                23,023                     --
                                                                      --------------        --------------         --------------
Denominator for diluted earnings per share                                53,805,237            53,774,831             43,765,188
                                                                      ==============        ==============         ==============
Basic and diluted per share income applicable to ordinary
   shareholders:
      Before extraordinary item                                       $         1.06        $         1.44         $         0.94
      Extraordinary charge                                            $           --        $        (0.34)        $        (0.24)
      Net income                                                      $         1.06        $         1.10         $         0.70


                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)



16.      RETIREMENT AND OTHER EMPLOYEE BENEFITS

U.S. PLANS

Fresh Del Monte sponsors three non-contributory defined benefit pension plans which cover substantially all of its U.S. based employees. These plans provide benefits based on the employees' years of service and qualifying compensation. Fresh Del Monte's funding policy for these plans is to contribute amounts sufficient to meet the minimum funding requirements of the Employee Retirement Income Security Act of 1974, as amended, or such additional amounts as determined appropriate to assure that assets of the plans would be adequate to provide benefits. Substantially all of the plans' assets are invested in fixed income and equity funds.

As of July 31, 1997, a subsidiary of Fresh Del Monte "froze" (i.e., ceased accruing benefits under) its cash balance pension plan covering all salaried employees who are U.S. based and work a specified minimum number of hours. The hypothetical account balances under such plan will continue to be credited with monthly interest and participants who are not fully vested in such plan will continue to earn vesting services after July 31, 1997. Fresh Del Monte has adopted an amendment to terminate the cash balance plan effective as of December 31, 1999. As of October 18, 1999, Fresh Del Monte settled all retiree liabilities and assets under the cash balance The gain recognized due to settlement amounted to $0.2 million for 1999.

Fresh Del Monte provides contributory health care benefits to its U.S. retirees and their dependents. Fresh Del Monte has recorded a liability equal to the unfunded accumulated benefit obligation as required by the provisions of Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions" (SFAS No. 106). SFAS No. 106 requires that the cost of these benefits, which are primarily for health care and life insurance, be recognized in the financial statements throughout the employees' active working careers. Claims under the plan are funded by Fresh Del Monte as they are incurred and, accordingly, the plan has no assets.

The weighted average discount rate used in determining the accumulated benefit obligation for postretirement pension benefit obligation was 7.5% and 6.75% at December 31, 1999 and January 1, 1999, respectively. For measuring the liability as of December 31, 1999, a 6.25% annual rate of increase in real medical inflation, declining gradually to 4.75% by the year 2003 and thereafter, were assumed.

The assumptions used in the calculation of the actuarial present value of the projected benefit obligation and expected long-term return on plan assets for Fresh Del Monte's defined benefit pension plans consisted of the following:

                                                          December 31,          January 1,
                                                              1999                 1999
                                                          ------------          ----------
    Weighted average discount rate                       6.00% - 6.75%         6.00% - 7.25%
    Rate of increase in compensation levels                  4.50%                 4.50%
    Expected long-term return on assets                  7.75% - 8.75%         7.75% - 8.75%


                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)



16.   RETIREMENT AND OTHER EMPLOYEE BENEFITS (continued)

The following table sets forth a reconciliation of benefit obligations, plan assets and funded status for Fresh Del Monte's defined benefit pension plans and post retirement pension plan as of December 31, 1999 and January 1, 1999 (U.S. dollars in millions):

                                                   Postretirement Plan          Defined Benefit Plans
                                                 ------------------------    -------------------------
                                                 December 31,  January 1,    December 31,   January 1,
                                                     1999         1999          1999           1999
                                                 ------------  ----------    ------------   ----------
CHANGES IN BENEFIT OBLIGATION:
Benefit obligation at beginning of period         $   11.2      $   19.6      $   33.7      $   32.1
Service cost                                           0.4           0.3           0.4           0.3
Interest cost                                          0.9           0.7           2.1           2.2
Actuarial (gain)/loss                                  0.5          (8.9)         (1.0)          2.2
Benefits paid                                         (0.5)         (0.5)         (2.6)         (3.3)
Settlements                                             --            --         (11.0)           --
Foreign exchange translation                            --            --          (0.4)          0.2
                                                  --------      --------      --------      --------
Benefit obligation at end of period               $   12.5      $   11.2      $   21.2      $   33.7
                                                  ========      ========      ========      ========

CHANGE IN PLAN ASSETS:
Fair value of plan assets at beginning of
    period                                        $     --      $     --      $   29.6      $   29.2
Actual return on plan assets                            --            --           1.5           3.1
Employer contribution                                  0.5           0.5           1.0           0.6
Benefits paid                                         (0.5)         (0.5)         (2.6)         (3.3)
Settlements                                             --            --         (11.0)           --
                                                  --------      --------      --------      --------
Fair value of plan assets at end of period        $     --      $     --      $   18.5      $   29.6
                                                  ========      ========      ========      ========

RECONCILIATION:
Funded status                                     $  (12.5)     $  (11.2)     $   (2.7)     $   (4.1)
Unrecognized net (gain)/loss                          (6.3)         (7.0)         (0.1)          0.3
                                                  --------      --------      --------      --------
Accrued benefit cost                              $  (18.8)     $  (18.2)     $   (2.8)     $   (3.8)
                                                  ========      ========      ========      ========




                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)



16.      RETIREMENT AND OTHER EMPLOYEE BENEFITS (CONTINUED)

The following table sets forth the net periodic pension cost of Fresh Del Monte's defined benefit pension plans for 1999, 1998 and 1997 (U.S. dollars in millions):


                                                                                   Year Ended
                                                               ----------------------------------------------------
                                                                December 31,      January 1,     December 26,
                                                                    1999             1999            1997
                                                                ------------      ----------     ------------

         Service cost-benefits earned during the period          $    0.4         $    0.3         $    0.8
         Interest cost on projected benefit obligation                2.1              2.2              2.2
         Return on assets                                            (2.1)            (2.1)            (3.8)
         Net amortization and deferral                                 --               --              1.6
                                                                 --------         --------         --------
         Net periodic pension expense for defined benefit
             plans                                               $    0.4         $    0.4         $    0.8
                                                                 ========         ========         ========



The following table sets forth the net periodic pension cost of Fresh Del Monte's postretirement pension plan for 1999, 1998 and 1997 (U.S. dollars in millions):


                                                                                    Year Ended
                                                                  ----------------------------------------------
                                                                  December 31,      January 1,      December 26,
                                                                      1999             1999             1997
                                                                  ------------      ----------      ------------
         Service cost-benefits earned during the period             $    0.4         $    0.3         $    0.6
         Interest cost on accumulated postretirement benefit
             obligation                                                  0.9              0.7              1.3
         Net amortization of deferred gain                              (0.3)            (0.6)              --
                                                                    --------         --------         --------
         Net periodic postretirement benefit cost                   $    1.0         $    0.4         $    1.9
                                                                    ========         ========         ========



The cost trend rate assumption has a significant impact on the amounts reported. For example, increasing the cost trend rate 1% each year would increase the accumulated postretirement benefit obligation by $1.6 million as of December 31, 1999 and the total of service cost plus interest cost by $0.2 million for 1999. In addition, decreasing the trend rate by 1% would decrease the accumulated postretirement benefit obligation by $1.4 million as of December 31, 1999 and the total of the service cost plus interest cost by $0.2 million for 1999.

Fresh Del Monte also participates in several multi-employer pension plans for the benefit of its U.S. employees who are union members. In 1997, Fresh Del Monte ceased certain of its stevedoring operations performed by one of its subsidiaries, reducing its participation in these plans. The data available from administrators of the multi-employer pension plans is not sufficient to determine the accumulated benefit obligations, or the net assets attributable to the multi-employer plans in which Fresh Del Monte employees participate.

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)



16.      RETIREMENT AND OTHER EMPLOYEE BENEFITS (CONTINUED)

Fresh Del Monte also sponsors a defined contribution plan established pursuant to Section 401(k) of the Internal Revenue Code. Subject to certain dollar limits, employees may contribute a percentage of their salaries to the plan, and Fresh Del Monte will match a portion of each employee's contribution. This plan is in effect for U.S. based employees only. The expense pertaining to this plan was $0.4 million, $0.3 million and $0.3 million for 1999, 1998 and 1997, respectively.

NON U.S. PLANS

Fresh Del Monte provides retirement benefits to substantially all employees who are not U.S. based. Generally, benefits under these programs are based on an employee's length of service and level of compensation. The majority of these programs are commonly referred to as termination indemnities which provide retirement benefits in accordance with programs mandated by the governments of the countries in which such employees work. The expense pertaining to these programs was $7.5 million, $6.4 million and $8.8 million for 1999, 1998 and 1997, respectively.

Funding generally occurs when employees cease active service. The most significant of these programs pertains to one of Fresh Del Monte's subsidiaries in Central America for which a liability of $15.8 million and $24.9 million was recorded at December 31, 1999 and January 1, 1999, respectively. Expenses for this program for 1999, 1998 and 1997 amounted to $3.3 million, $3.4 million and $4.8 million, respectively, including service cost earned of $1.6 million, $1.7 million and $3.2 million, and interest cost of $1.7 million, $1.7 million and $0.9 million, respectively. The decrease in the liability in 1999 was caused primarily by payments made under the program to employees covered by the program who were terminated during 1999.

As of August 31, 1997, a subsidiary of the Fresh Del Monte "froze" (i.e., ceased accruing benefits under) its salary continuation plan covering all Latin American management personnel. At December 31, 1999 and January 1, 1999, Fresh Del Monte had $8.2 million accrued for this plan.

17.      STOCK OPTIONS

Effective upon the completion of the Initial Public Offering, Fresh Del Monte established a share option plan pursuant to which options to purchase ordinary shares may be granted to certain directors, officers and key employees of Fresh Del Monte chosen by the Board of Directors (the Option Plan). Under the Option Plan, the Board of Directors is authorized to grant options to purchase an aggregate of 2,380,030 ordinary shares. Under this plan, options have been granted to directors, officers and other key employees to purchase ordinary shares of Fresh Del Monte at the fair market value of the ordinary shares at the date of grant.

On May 11, 1999, Fresh Del Monte's shareholders approved and ratified the 1999 Share Incentive Plan (the 1999 Plan). Under the 1999 Plan, the Board of Directors is authorized to grant options to purchase an aggregate of 2,000,000 ordinary shares. Under this plan, options have been granted to directors, officers and other key employees to purchase ordinary shares of Fresh Del Monte at the fair market value of the ordinary shares at the date of grant.

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


17.      STOCK OPTIONS (CONTINUED)

Under the plans, twenty percent of the options vest immediately and the remaining options vest in equal installments over the next four years and may be exercised over a period not in excess of ten years.

A summary of Fresh Del Monte's stock option activity and related information is as follows:


                                                            Number of          Option            Weighted Average
                                                             Shares            Price              Exercise Price
                                                             ------            -----              --------------
Options outstanding at December 28, 1996                           --             --                       --
Granted                                                     1,355,000           $16.00                 $16.00
Exercised                                                          --             --                       --
Canceled                                                           --             --                       --
                                                            ---------
Options outstanding at December 26, 1997                    1,355,000           $16.00                 $16.00
Granted                                                        60,000           $14.22                 $14.22
Exercised                                                    (163,000)          $16.00                     --
Canceled                                                      (25,000)          $16.00                     --
                                                            ---------
Options outstanding at January 1, 1999                      1,227,000       $14.22 - $16.00            $15.91
Granted                                                     1,960,000       $8.375 - $15.688           $10.885
Exercised                                                          --              --                      --
Canceled                                                      (79,000)      $9.281 - $16.00                --
                                                            ---------
Options outstanding at December 31, 1999                    3,108,000       $8.375 - $16.00            $12.757
                                                            =========
Exercisable at December 26, 1997                              271,000                                  $16.00
                                                            =========                                  ======
Exercisable at January 1, 1999                                390,000                                  $15.95
                                                            =========                                  ======
Exercisable at December 31, 1999                            1,155,000                                  $14.10
                                                            =========                                  ======


The weighted average remaining contractual life of options outstanding at December 31, 1999 is approximately nine years.

SFAS No. 123 requires pro forma information regarding net income and earnings per share determined as if Fresh Del Monte had accounted for its employee stock options under the fair value method of SFAS No. 123. The fair value for the outstanding options was estimated at the date of grant using a Black-Scholes option pricing model. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility.

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)



17.      STOCK OPTIONS (CONTINUED)

For purposes of pro forma disclosures required by SFAS No. 123, the estimated fair value of the options is amortized to expense over the options' vesting period. Fresh Del Monte's 1999, 1998 and 1997 pro forma information follows (U.S. dollars in millions, except per share data):

                                                                      Year Ended
                                                       -----------------------------------------
                                                       December 31,   January 1,    December 26,
                                                          1999          1999          1997
                                                       ------------   ----------    ------------
         Net income                                      $ 52.4        $ 56.9        $ 52.8
         Net income applicable to ordinary shares          52.4          56.9          30.3
         Net income per ordinary share                   $ 0.97        $ 1.06        $ 0.69



The weighted-average fair value of each option granted during 1999, 1998 and 1997 is estimated at $5.18, $9.25 and $8.76, respectively, on the date of grant using the Black-Scholes option-pricing model using the following assumptions: dividend yield of 0%, expected volatility of 0.45, 0.766 and 0.568 in 1999, 1998 and 1997, respectively, risk free interest rate of 6.13%, 4.53% and 5.75% in 1999, 1998 and 1997, respectively and expected lives of five years.

In accordance with APB No. 25, because the exercise price of Fresh Del Monte's employee stock options equaled the market price of the underlying stock on the date of grant, no compensation expense was recorded for 1999, 1998 or 1997 in connection with the Option Plan and the 1999 Plan.

18.      COMMITMENTS AND CONTINGENCIES

Fresh Del Monte leases agricultural land and certain property, plant and equipment, including office facilities and vessels, under operating leases. The aggregate minimum rental payments under all operating leases with initial terms of one year or more at December 31, 1999 are as follows (U.S. dollars in millions):

                   2000                   $16.7
                   2001                     5.3
                   2002                     5.0
                   2003                     4.2
                   2004                     4.0
                   Thereafter               6.7
                                        -------
                                          $41.9
                                        =======

Total rent expense for all operating leases amounted to $55.2 million, $59.7 million and $51.5 million for 1999, 1998 and 1997, respectively, of which $40.9 million, $43.4 million and $39.9 million in 1999, 1998 and 1997, respectively, pertained to vessel charter lease commitments.

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)



18.      COMMITMENTS AND CONTINGENCIES (continued)

Fresh Del Monte also has agreements to purchase substantially all of the production of certain independent growers in Costa Rica, Guatemala, Ecuador, Cameroon, Colombia, Chile and the Philippines. Total purchases under these agreements amounted to $560.9 million, $481.2 million and $327.9 million for 1999, 1998 and 1997, respectively.

Two of Fresh Del Monte's subsidiaries guarantee the debt on a vessel owned by Interfrucht, an unconsolidated subsidiary of Fresh Del Monte. The debt totaled $1.9 million and $3.8 million at December 31, 1999 and January 1, 1999, respectively.

19.      LITIGATION

Starting in December 1993, two of Fresh Del Monte's U.S. subsidiaries were named among the defendants in a number of actions in courts in Texas, Louisiana, Mississippi, Hawaii, Costa Rica and the Philippines involving allegations by numerous foreign plaintiffs that they were injured as a result of exposure to a nematocide containing the chemical dibromochloropropane (DBCP) during the period 1965 to 1990.

In December 1998, these subsidiaries entered into a settlement in the amount of $4.6 million with counsel representing approximately 25,000 individuals. Of the six principal defendants in these DBCP cases, Dow Chemical Company, Shell Oil Company, Occidental Chemical Corporation and Chiquita Brands, Inc. have also settled these claims. Under the terms of our settlement, approximately 22,000 of these claimants dismissed their claims with prejudice and without payment. The 2,643 claimants who allege employment on a company-related farm in Costa Rica and the Philippines and who demonstrated some injury were offered a share of the settlement funds upon execution of a release. Over 98% of these claimants accepted the terms of our settlement, the majority of which has been recovered from our insurance carriers.

On February 16, 1999, two of Fresh Del Monte's U.S. subsidiaries were purportedly served in the Philippines in an action entitled DAVAO BANANA PLANTATION WORKERS' ASSOCIATION OF TIBURCIa, INC. V. SHELL OIL CO., ET AL. The action is brought by a Banana Workers' Association purportedly on behalf of its 34,852 members for injuries they allege to have incurred as a result of DBCP exposure. At this time, it is not known how many, if any, of the Association's members are claiming against the Company's subsidiaries and whether these are the same individuals who have already settled their claims against our subsidiaries. The Company's subsidiaries moved to dismiss the action on jurisdictional grounds, which motion was denied. The Company's subsidiaries have moved for reconsideration of that decision, which remains pending.

Fresh Del Monte's U.S. subsidiaries have not settled the DBCP claims of approximately 3,500 claimants represented by different counsel who filed actions in Mississippi in 1996 and Hawaii in 1997. Each of those actions was dismissed by a federal district court on grounds of FORUM NON CONVENIENS in favor of the courts of the plaintiffs' home countries. In each case, the plaintiffs have appealed the dismissal, which appeals remain pending.

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)



19.      LITIGATION (continued)

On November 15, 1999, one of the Company's U.S. subsidiaries was served in two actions entitled, GODOY RODRIGUEZ, ET AL. V. AMVAC CHEMICAL CORP., ET AL and MARTINEZ PUERTO, ET AL. V. AMVAC CHEMICAL CORP., ET AL., in the 29th Judicial District Court for the Parish of St. Charles, Louisiana. These actions were removed to federal court, where they have been consolidated. These actions are brought on behalf of claimants represented by the same counsel who filed the Mississippi and Hawaii actions as well as a number of the claimants who have not accepted our settlement offer. The Company's subsidiary has been given an indefinite extension of time to respond to the complaints. At this time, it is not known how many of the 2,962 GODOY RODRIGUEZ and MARTINEZ PUERTO plaintiffs are claiming against the Company's subsidiaries. At this time, it is premature to evaluate the likelihood of a favorable or unfavorable outcome with respect to any of the non-settled DBCP claims.

On August 19, 1994, Chiquita International Limited ("Chiquita") filed suit in Circuit Court in Dade County, Florida against FDP N.V. seeking injunctive relief and damages of approximately $220 million for tortious interference and conspiracy with respect to a contractual relationship with a Philippine producer, Tagum Agricultural Development Company, Inc. ("Tadeco") and thereafter amended its complaint to include two of Fresh Del Monte's subsidiaries as defendants. On March 26, 1999, the court granted Fresh Del Monte's motion for summary judgment. That order was affirmed by the Florida Third District Court of Appeals on January 26, 2000. Chiquita appealed this decision to the Florida Supreme Court. FDP N.V. has entered into a settlement agreement with Chiquita whereby Chiquita agreed to dismiss its appeal to the Florida Supreme Court in exchange for FDP N.V.'s agreement not to pursue its claim for attorney's fees against Chiquita.

On January 13, 1995 and at various times after that date, two of our U.S. subsidiaries were served with a number of different actions filed in the Circuit Court in Broward County, Florida by Ecuadorian shrimp farmers. The first group of these actions allege that the named defendants (including manufacturer-defendants Ciba-Geigy Ltd. and BASF Aktiengesellschaft and distributor-defendant International Fertilizer Ltd.) had used or had caused to be used agricultural chemicals in Ecuador that caused a substantial reduction in the productivity of the plaintiffs' shrimp farms. The plaintiffs' demand was not specified.

On November 13, 1997, the Broward County Circuit Court entered an order dismissing the first group of actions on grounds of FORUM NON COVNENIENS in favor of the courts of Ecuador. In February, 1998 the plaintiffs in these actions re-filed their claims in Ecuador. On February 1, 1999 the plaintiffs filed a motion to reinstate their claims before the Florida court based upon the allegation that their re-filed actions in Ecuador had been dismissed on procedural grounds without reaching the merits of their claims. On September 24, 1999, the Broward County Circuit Court denied the plaintiffs' motion to reassert jurisdiction. The plaintiffs did not appeal that decision.

On March 18, 1998 three of our subsidiaries were served with a new series of complaints filed in Broward County, Florida by the same group of Ecuadorian shrimp farmers. The new complaints named as defendants two ofthe Company's subsidiaries, as well as, International Fertilizer Ltd. and manufacturer-defendant E.I. DuPont de Nemours. The new complaints raised the same allegations as the prior complaints, but alleged that the cause of the damage to the plaintiffs' shrimp farms was the use of the

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)



19.      LITIGATION (continued)

chemical Benlate, rather than the other fungicides alleged in the prior complaints. Following the court's denial of the motion to reassert jurisdiction with respect to the first group of actions, on October 12, 1999, the plaintiffs in the new series of actions voluntarily dismissed (without prejudice) their claims against the Company's subsidiaries.

Thereafter, the plaintiffs proposed a settlement under which the Ecuadorian shrimp farmers would dismiss their claims against our subsidiaries, Ciba-Geigy Ltd. and BASF Aktiengesellschaft wherever filed. The parties are currently in the process of executing settlement documents relinquishing all claims with prejudice and terminating the litigations without cost or payment by us.

On October 20, 1997, Nordeste Investimentos e Participacoes S.A. (Nordeste) and Directivos Agricola, S.A., an affiliate of Nordeste, agreed with a subsidiary of Fresh Del Monte to submit to arbitration their disputes related to a Brazilian joint venture entered into in 1993 that was terminated by that subsidiary in August 1997. In the dispure, each party alleges that the other party breached its contractual obligations under two separate joint venture agreements. Fresh Del Monte's subsidiary seeks injunctive relief and $43.0 million in damages while Nordeste seeks to recover damages of approximately $39.2 million. The joint venture agreements contain a number of liquidated damage provisions that form the basis for a substantial portion of each party's respective claims. The arbitration took place in Rio de Janeiro, Brazil, from October 5, 1999 through October 8, 1999. Each party provided post-hearing briefs and responsive papers to the tribunal. The decision of the arbitration tribunal is expected by July 2000.

In June 1996, the Philippine Bureau of Internal Revenue ("BIR") filed a criminal complaint against one of our subsidiaries alleging that it failed to pay certain Philippine income and other taxes for 1994. The BIR filed suit notwithstanding a ruling it made in November 1994 that the subsidiary was not subject to these Philippine taxes. The complaint alleged that the amount in question, translated into U.S. dollars as of December 31, 1999, was $19.0 million. On November 17, 1998, the Philippine Department of Justice entered an order dismissing the complaint without prejudice. The BIR's motion for reconsideration of the dismissal was denied on June 15, 1999, thereby upholding the dismissal of the criminal complaint.

Fresh Del Monte intends to vigorously defend itself in all of these matters. At this time, management is not able to evaluate the likelihood of a favorable or unfavorable outcome in any of the above-described matters. Accordingly, management is not able to estimate the range or amount of loss, if any, on any of the above-described matters and no accruals have been recorded as of December 31, 1999.

In 1980, elevated levels of certain chemicals were detected in the soil and ground water at Fresh Del Monte's plantation in Hawaii (Kunia Well Site). Shortly thereafter, Fresh Del Monte discontinued use of the Kunia Well site and provided an alternate water source to area well users and commenced Fresh Del Monte's own voluntary cleanup operation. In 1993, the Environmental Protection Agency (EPA) identified the Kunia Well Site for potential listing on the National Priorities List (NPL) under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended. On December 16, 1994, the EPA issued a final rule adding the Kunia Well Site to the NPL. One of Fresh Del Monte's subsidiaries entered into an order with the EPA for the Kunia Well Site on September 28, 1995. Under the terms of the

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)



19.      LITIGATION (continued)

order, Fresh Del Monte's subsidiary submitted a remedial investigation report in November 1998 for review by the EPA. The remedial investigation report was approved by the EPA in February 1999. A final draft feasibility study was submitted for EPA review in December 1999, and Fresh Del Monte expects that the feasibility study will be finalized by the third quarter of 2000.

Based on the draft feasibility study submitted to the EPA in December 1999, the estimated remediation costs associated with this matter are expected to be between $4.2 million and $28.1 million (a portion of these estimates have been discounted using a 5% interest rate. The undiscounted estimates are between approximately $5.0 million and $30.0 million). As of December 31, 1999, Fresh Del Monte recorded a liability of approximately $4.2 million, which is included in other noncurrent liabilities in the accompanying balance sheet.

In addition to the foregoing, Fresh Del Monte is involved from time to time in various claims and legal actions incident to Fresh Del Monte's operations, both as plaintiff and defendant. In the opinion of management, after consulting with legal counsel, none of these other claims are currently expected to have a material adverse effect on Fresh Del Monte.

20.      FINANCIAL INSTRUMENTS AND CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject Fresh Del Monte to concentrations of credit risk consist principally of temporary cash investments and trade receivables. Fresh Del Monte places its temporary cash investments with highly-rated financial institutions. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising Fresh Del Monte's customer base, and their dispersion across many different geographical regions. Generally, Fresh Del Monte does not require collateral or other security to support customer receivables.

OFF BALANCE SHEET RISK

Fresh Del Monte enters into currency forward contracts as a hedge against certain currency exposures, principally relating to sales made in Europe and the Asia Pacific region. Gains and losses on these contracts are included in other income, net when the contracts are closed. At December 31, 1999, there was $10.8 million (notional amount) of currency forward contracts outstanding for Japanese Yen with an unrealized gain of $0.2 million at December 31, 1999. There were no currency forward contracts outstanding at January 1, 1999.

Counterparties expose Fresh Del Monte to credit loss in the event of non-performance on currency forward contracts. However, because the contracts are entered into with highly-rated financial institutions, Fresh Del Monte does not anticipate non-performance by any of these counterparties. The exposure is usually the amount of the unrealized gains, if any, in such contracts.

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)



20.      FINANCIAL INSTRUMENTS AND CONCENTRATION OF CREDIT RISK (continued)

Fresh Del Monte, in estimating its fair value disclosures for financial instruments, used the following methods and assumptions:

CASH AND CASH EQUIVALENTS, ACCOUNTS RECEIVABLE AND ACCOUNTS PAYABLE: The carrying value reported in the balance sheet for these items approximates their fair value.

CAPITAL LEASE OBLIGATIONS. The carrying value of Fresh Del Monte's capital lease obligations approximate their fair value based on current interest rates for similar instruments.

NOTES PAYABLE AND LONG-TERM DEBT: The carrying value of Fresh Del Monte's notes payable and long-term debt approximate their fair value since they bear interest at variable rates or fixed rates which approximate market.

The carrying amounts and fair values of Fresh Del Monte's financial instruments are as follows (U.S. dollars in millions):

                                           December 31, 1999               January 1, 1999
                                         ----------------------        ----------------------
                                         Carrying         Fair         Carrying         Fair
                                          Amount         Value          Amount         Value
                                         --------        ------        --------        ------
         Cash and cash equivalents        $ 31.2         $ 31.2         $ 32.8         $ 32.8
         Accounts receivables              136.4          136.4          112.7          112.7
         Accounts payable                  (90.3)         (90.3)         (97.1)         (97.1)
         Long-term debt                   (489.3)        (489.3)        (341.6)        (341.6)
         Capital lease obligations         (11.6)         (11.6)         (12.6)         (12.6)
         Forward contracts                    --           (0.2)            --             --
         Swap agreement                       --            1.5           (0.2)          (3.6)


21.      RELATED PARTY TRANSACTIONS

Fresh Del Monte's products are distributed in Northern Europe by Interfrucht, an unconsolidated subsidiary of GRC. Receivables from Interfrucht, included in accounts receivable in the accompanying consolidated balance sheets, were $4.5 million and $2.8 million at December 31, 1999 and January 1, 1999, respectively. Sales to this distributor amounted to $112.5 million, $131.2 million and $109.7 million for 1999, 1998 and 1997.

Sales to Ahmed Abu-Ghazaleh & Sons Company, a related party through common ownership, were $8.7 million, $1.9 million and $4.9 million in 1999, 1998 and 1997, respectively. At December 31, 1999 and January 1, 1999, there were $0.7 million and $0.1 million of receivables from this related party which are included in trade accounts receivable in the accompanying consolidated balance sheets.

Management fees paid to IAT Group Inc. from the IAT companies were $1.4 million in 1997 and are included in selling, general and administrative expenses in the accompanying statements of income. During 1998, Fresh Del Monte discontinued the policy of paying management fees of any kind to IAT Group Inc.

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)



21.      RELATED PARTY TRANSACTIONS (continued)

Fresh Del Monte does not receive any administrative or other services from affiliated companies outside the consolidated group, other than those described above.

22.      UNAUDITED QUARTERLY FINANCIAL INFORMATION

The following summarizes certain quarterly operating data (U.S. dollars in millions, except per share data):

                                                                Quarter Ended
                                            --------------------------------------------------------
                                            April 2,        July 2,      October 1,     December 31,
                                              1999           1999           1999            1999
                                            --------       -------       ----------     ------------

         Net sales                          $ 493.4        $ 476.2        $ 369.1        $ 404.5
         Gross profit                          64.9           54.2           26.2            5.3
         Net income (loss)                  $  35.4        $  33.5        $   6.6        $ (18.6)
         Net income (loss) per share        $  0.66        $  0.62        $  0.12        $ (0.34)



                                                                  Quarter Ended
                                            --------------------------------------------------------
                                            March 27,     June 26,       Sept. 25,        Jan. 1,
                                              1998          1998           1998            1999
                                            --------       -------       ----------     ------------
         Net sales                          $ 369.2        $ 473.9        $ 382.5        $ 374.5
         Gross profit                          35.4           99.0           44.5           15.8
         Net income (loss) before
            extraordinary item                 13.1           75.6           19.8          (31.1)
         Net income (loss)                  $  13.1        $  57.5        $  19.8        $ (31.1)
         Net income (loss) per share        $  0.24        $  1.07        $  0.37        $ (0.58)



23.      BUSINESS SEGMENT DATA

Fresh Del Monte is principally engaged in one major line of business, the production, distribution and marketing of bananas, other fresh fruit and vegetables and non-produce. Fresh Del Monte's products are sold in markets throughout the world, with its major producing operations located in North and South America, the Asia Pacific region, and Africa.

Fresh Del Monte's operations have been aggregated on the basis of products; bananas, other fresh fruit and vegetables and non-produce. The non-product category primarily represents shipping for third parties and packaging products.

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)




23.      BUSINESS SEGMENT DATA (CONTINUED)

Fresh Del Monte evaluates performance based on several factors, of which gross profit by product and total assets by geographic region are the primary financial measures (U.S. dollars in millions):

                                                                   Year Ended
                             -------------------------------------------------------------------------------------
                                 December 31, 1999              January 1, 1999               December 26, 1997
                             ------------------------      -------------------------     -------------------------
                                              Gross                          Gross                         Gross
                             Net Sales        Profit       Net Sales         Profit      Net Sales         Profit
                             --------        --------      ---------        --------      --------        --------
Bananas                      $  951.3        $   (4.0)      $  897.5        $   32.7      $  822.3        $   40.6
Other fresh fruit and
   vegetables                   701.3           155.5          638.2           160.6         544.3           109.9
Non-produce                      90.6            (0.9)          64.4             1.4          85.8            13.2
                             --------        --------       --------        --------      --------        --------
     TOTAL                   $1,743.2        $  150.6       $1,600.1        $  194.7      $1,452.4        $  163.7
                             ========        ========       ========        ========      ========        ========


                                                                           Year Ended
                                                    -----------------------------------------------------------
                                                    December  31, 1999   January 1, 1999      December 26, 1997
                                                    ------------------   ---------------      -----------------
NET SALES BY GEOGRAPHIC REGION:
  North America                                          $  830.4            $  781.0            $  710.7
  Europe                                                    601.5               522.8               425.8
  Asia Pacific                                              280.7               237.7               233.9
  Other                                                      30.6                58.6                82.0
                                                         --------            --------            --------
     TOTAL NET SALES                                     $1,743.2            $1,600.1            $1,452.4
                                                         ========            ========            ========


PROPERTY PLANT AND EQUIPMENT:                        DECEMBER 31, 1999    JANUARY 1, 1999
                                                     -----------------    ---------------
  North America                                          $   75.9            $   59.4
  Europe                                                    122.8               112.9
  Asia Pacific                                               30.4                20.5
  Central and South America                                 340.9               306.6
  Corporate                                                  20.6                 4.1
                                                         --------            --------
TOTAL PROPERTY, PLANT AND EQUIPMENT
                                                         $  590.6            $  503.5
                                                         ========            ========


IDENTIFIABLE ASSETS:                                DECEMBER 31, 1999    JANUARY 1, 1999
                                                    -----------------    ---------------
North America                                            $  219.8            $  202.2
Europe                                                      315.2               193.7
Asia Pacific                                                 66.9                85.9
Central and South America                                   529.2               488.5
Corporate                                                    85.1                63.7
                                                         --------            --------
   TOTAL ASSETS                                          $1,216.2            $1,034.0
                                                         ========            ========


                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)



23.      BUSINESS SEGMENT DATA (continued)

Fresh Del Monte's earnings are heavily dependent on operations located worldwide. These operations are a significant factor in the economies of some of the countries Fresh Del Monte operates and are subject to the risks that are inherent in operating in such countries, including government regulations, currency and ownership restrictions and risk of expropriation.

Fresh Del Monte has three principal sales agreements for the distribution of its fresh produce, which principally cover sales in the European and Japanese markets. Sales made through these agreements approximated 21%, 21% and 26% of total net sales for 1999, 1998 and 1997, respectively.

Identifiable assets by geographic area represent those assets used in the operations of each geographic area. Corporate assets consist of an allocation of goodwill, leasehold improvements and furniture and fixtures.

24.      SUBSEQUENT EVENT

On February 9, 2000, Fresh Del Monte entered into a revolving credit agreement with Rabobank International, New York Branch, as agent. This revolving credit agreement permits borrowings up to $25.0 million, bears interest at LIBOR plus 2.75% and terminates on August 9, 2000. The revolving credit agreement is unsecured and contains covenants which require Fresh Del Monte to maintain certain minimum financial ratios. There have been no borrowings under this credit agreement up to the date of this report.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS





Board of Directors and Shareholders
Fresh Del Monte Produce Inc.

We have audited the consolidated financial statements of Fresh Del Monte Produce Inc. and subsidiaries as of December 31, 1999 and January 1, 1999, and for each of the three years in the period ended December 31, 1999, and have issued our report thereon dated February 14, 2000 (included elsewhere in this Form 20-F). Our audits also included the financial statement schedule listed in Item 19 of this Form 20-F. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.



                                                     /s/ ERNST & YOUNG LLP



Miami, Florida
February 14, 2000

                 Schedule II - Valuation and Qualifying Accounts

                          Fresh Del Monte Produce Inc.
                                and Subsidiaries

                           (U.s. Dollars in millions)


              Col. A                          Col. B                        Col. C                Col. D           Col. E
            -----------                --------------------   ---------------------------------  ---------      -------------
                                                                           Additions
                                                               --------------------------------
                                       Balance at Beginning   Charged to Costs Charged to other                 Balance at
            Description                     of period           and Expenses       Accounts      Deduction      End of Period
            -----------                --------------------   ---------------- ----------------  ---------      -------------
Period ended December 31, 1999:

Deducted from asset accounts:
     Valuation accounts:
         Trade accounts receivable           $    8.5            $    2.8            $    0.0      $   (1.4)       $    9.9
         Advances to growers and other
               receivables                        2.6                 2.7                 0.0          (0.8)            4.5
         Deferred tax asset valuation            14.2                 7.0                 0.0           0.0            21.2
                                             --------            --------            --------      --------        --------
     Total                                   $   25.3            $   12.5            $    0.0      $   (2.2)       $   35.6
                                             ========            ========            ========      ========        ========

Period ended January 1, 1999:

Deducted from asset accounts:
     Valuation accounts:
         Trade accounts receivable           $    5.0            $    3.3            $    0.3      $   (0.1)       $    8.5
         Advances to growers and other
               receivables                        3.1                 1.2                (0.2)         (1.5)            2.6
         Deferred tax asset valuation            36.5                 0.0                 0.0         (22.3)           14.2
                                             --------            --------            --------      --------        --------
     Total                                   $   44.6            $    4.5            $    0.1      $  (23.9)       $   25.3
                                             ========            ========            ========      ========        ========

Period ended December 26, 1997:

Deducted from asset accounts:
     Valuation accounts:
         Trade accounts receivable           $    5.8            $    4.3            $   (0.1)     $   (5.0)       $    5.0
         Advances to growers and other
               receivables                        2.8                 0.4                 0.6          (0.7)            3.1
         Investments in and advances to
               unconsolidated companies           4.8                 0.0                 0.5          (5.3)            0.0
         Deferred tax asset valuation            42.7                 0.0                 0.0          (6.2)           36.5
                                             --------            --------            --------      --------        --------
     Total                                   $   56.1            $    4.7            $    1.0      $  (17.2)       $   44.6
                                             ========            ========            ========      ========        ========


