Form 20-F
period 2000-12-29
FRESH DEL MONTE PRODUCE INC
filed 2001-03-07
CIK 1047340

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

[X] Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 (NO FEE REQUIRED)
                   For the fiscal year ended December 29, 2000

                                       or

[ ] Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 (NO FEE REQUIRED)

                         Commission file number: 1-14706

                          FRESH DEL MONTE PRODUCE INC.

             (Exact Name of Registrant as Specified in Its Charter)

                               The Cayman Islands

                 (Jurisdiction of incorporation or organization)

                       c/o Del Monte Fresh Produce Company
        800 Douglas Road, North Tower, 12th Floor, Coral Gables, FL 33134
                    (Address of principal executive offices)

 Securities registered or to be registered pursuant to Section 12(b) of the Act:

     Title of Each Class            Name of Each Exchange On Which Registered
  --------------------------        -----------------------------------------
  Ordinary Shares, par value                 New York Stock Exchange
       $0.01 per share


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

                                Item 17 [ ]   Item 18  [X]

================================================================================

                                TABLE OF CONTENTS


                                                                                                                 Page

                                                                                                                 ----
PART I

   Item 1.    Identity of Directors, Senior Management and Advisers - Not Applicable..............................1

   Item 2.    Offer Statistics and Expected Timetable - Not Applicable............................................1

   Item 3.    Key Information.....................................................................................2

   Item 4.    Information on the Company.........................................................................10

   Item 5.    Operating and Financial Review and Prospects.......................................................23

   Item 6.    Directors, Senior Management and Employees.........................................................32

   Item 7.    Major Shareholders and Related Party Transactions..................................................37

   Item 8.    Financial Information..............................................................................38

   Item 9.    The Offer and Listing..............................................................................44

   Item 10.   Additional Information.............................................................................45

   Item 11.   Quantitative and Qualitative Disclosures About Market Risk.........................................48

   Item 12.   Description of Securities Other than Equity Securities - Not Applicable............................50

PART II

   Item 13.    Defaults, Dividend Arrearages and Delinquencies...................................................50

   Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds......................50

PART III

   Item 17.    Financial Statements..............................................................................50

   Item 18.    Financial Statements..............................................................................50

   Item 19.    Exhibits..........................................................................................51


                                     PART I

         In this Annual Report (Report), references to "$" and "dollars" are to United States dollars. Percentages and certain amounts contained herein have been rounded for ease of presentation. Any discrepancies in any table between totals and the sums of amounts listed are due to rounding. As used herein, references to years ended 1998 through 2000 are to fiscal years ended January 1, 1999, December 31, 1999 and December 29, 2000, respectively.

         THIS REPORT, INFORMATION INCLUDED IN FUTURE FILINGS BY FRESH DEL MONTE PRODUCE INC. AND INFORMATION CONTAINED IN WRITTEN MATERIAL, PRESS RELEASES AND ORAL STATEMENTS ISSUED BY OR ON BEHALF OF US CONTAIN, OR MAY CONTAIN, STATEMENTS THAT CONSTITUTE FORWARD-LOOKING STATEMENTS. THESE STATEMENTS APPEAR IN A NUMBER OF PLACES IN THIS REPORT AND INCLUDE STATEMENTS REGARDING THE INTENT, BELIEF OR CURRENT EXPECTATIONS OF US OR OUR OFFICERS (INCLUDING STATEMENTS PRECEDED BY, FOLLOWED BY OR THAT INCLUDE THE WORDS "BELIEVES", "EXPECTS", "ANTICIPATES" OR SIMILAR EXPRESSIONS) WITH RESPECT TO VARIOUS MATTERS, INCLUDING WITHOUT LIMITATION (I) OUR ANTICIPATED NEEDS FOR, AND THE AVAILABILITY OF, CASH, (II) OUR LIQUIDITY AND FINANCING PLANS, (III) TRENDS AFFECTING OUR FINANCIAL CONDITION OR RESULTS OF OPERATIONS, INCLUDING ANTICIPATED FRESH PRODUCE SALES PRICE LEVELS AND ANTICIPATED EXPENSE LEVELS, (IV) OUR PLANS FOR EXPANSION OF OUR BUSINESS (INCLUDING THROUGH ACQUISITIONS) AND COST SAVINGS, (V) THE IMPACT OF COMPETITION, AND (VI) THE RESOLUTION OF CERTAIN LEGAL AND ENVIRONMENTAL PROCEEDINGS. ALL FORWARD-LOOKING STATEMENTS IN THIS REPORT ARE BASED ON INFORMATION AVAILABLE TO US ON THE DATE HEREOF, AND WE ASSUME NO OBLIGATION TO UPDATE ANY SUCH FORWARD-LOOKING STATEMENT.

         THE FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND INVOLVE RISKS AND UNCERTAINTIES. IT IS IMPORTANT TO NOTE THAT OUR ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS. THE ACCOMPANYING INFORMATION CONTAINED IN THIS REPORT, INCLUDING, WITHOUT LIMITATION, THE INFORMATION UNDER "KEY INFORMATION--RISK FACTORS" AND "OPERATING AND FINANCIAL REVIEW AND PROSPECTS," IDENTIFIES IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS.

         Our volume data included in this Report has been obtained from our records. Other than with respect to volume data for Fresh Del Monte Produce Inc., which we refer to as Fresh Del Monte, the market share, volume and consumption data contained in this Report have been compiled by us based upon data and other information obtained from third party sources, primarily from the Food and Agriculture Organization of the United Nations, which we refer to as the FAO, and from our surveys of customers and other company-compiled data. Volume data contained in this Report is shown in millions of 40 pound equivalent boxes.

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

         Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

         Not applicable.

ITEM 3. KEY INFORMATION

SELECTED FINANCIAL DATA

         Our principal shareholders, the Abu-Ghazaleh family, have been involved in the fresh produce business since the late 1950's and acquired Fresh Del Monte Produce N.V., which we refer to as FDP, N.V., and Global Reefer Carriers, Ltd., which we refer to as GRC, in December 1996.

         Fresh Del Monte was organized to acquire beneficial ownership and control of all of the outstanding common stock of FDP N.V. and GRC. The acquisition of FDP N.V. and GRC, which was accounted for as a purchase, was completed on December 20, 1996. The results of operations of FDP N.V. and GRC are included in our results commencing December 21, 1996.

         On September 17, 1998, Fresh Del Monte acquired 14 wholly-owned operating companies, referred to as IAT, from IAT Group Inc. and its shareholders. We refer to this combination as the IAT transaction. At the time of the IAT transaction, IAT Group Inc. owned approximately 86% of FG Holdings Limited, which in turn owned approximately 63% of Fresh Del Monte. As a result, the IAT transaction was accounted for as a combination of entities under common control using the as if pooling of interests method of accounting.

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

         Fresh Del Monte's fiscal year end is the last Friday of the calendar year or the first Friday subsequent to the end of the calendar year, whichever is closest to the end of the calendar year. Prior to 1999, IAT's fiscal year end was September 30. In 1999, IAT's fiscal year end was changed to conform to Fresh Del Monte's fiscal year end. As a result, the following selected consolidated financial information includes balance sheet data and income statement data for IAT as of and for each of the three years ended September 30, 1996, 1997 and 1998, respectively. As a result of the change in IAT's year end, the results of operations for IAT for the period October 1, 1998 to January 1, 1999, a loss of $7.6 million, are not included in any of the periods presented in the consolidated statements of income, but are reflected as an adjustment to retained earnings as of January 2, 1999.

         The following selected consolidated financial information of Fresh Del Monte for the years ended December 27, 1996, December 26, 1997, January 1, 1999, December 31, 1999 and December 29, 2000, is derived from the respective audited consolidated financial statements of Fresh Del Monte prepared in accordance with accounting principles generally accepted in the United States of America (the United States).

         This data should be read in conjunction with the consolidated financial statements, related notes and other financial information included elsewhere in this Report.


                                                                               Year Ended
                                                 -------------------------------------------------------------------------
                                                   December 27,  December 26,    January 1,    December 31,   December 29,
                                                      1996           1997           1999           1999           2000
                                                   ------------  ------------    ----------    ------------   ------------
                                                              (In Millions, Except Share and Per Share Data)
INCOME STATEMENT DATA:
Net sales....................................      $   278.3     $  1,452.4     $  1,600.1     $  1,743.2     $  1,859.3
Cost of products sold........................          249.3        1,288.7        1,405.4        1,592.6        1,692.4
                                                   ---------     ----------     ----------     ----------     ----------
Gross profit ................................           29.0          163.7          194.7          150.6          166.9
Selling, general and administrative expenses.           11.5           51.4           58.3           63.5           80.9
Amortization of goodwill.....................             --            1.5            1.7            2.6            3.4
Acquisition-related expenses.................             --             --            4.0             --             --
Hurricane Mitch charge.......................             --             --           26.5             --             --
                                                   ---------     ----------     ----------     ----------     ----------
Operating income ............................           17.5          110.8          104.2           84.5           82.6
Interest expense.............................           12.8           45.7           30.3           30.2           43.2
Interest income..............................            1.0            5.6            4.3            2.6            2.7
Other income, net............................            1.7            6.0           11.4           14.7           (6.1)
                                                   ---------     ----------     ----------     ----------     ----------
Income before provision (benefit) for income
  taxes and extraordinary item...............            7.4           76.7           89.6           71.6           36.0
Provision (benefit) for income taxes.........           (0.6)          13.1           12.2           14.7            2.9
                                                   ---------     ----------     ----------     ----------     ----------
Income before extraordinary item.............            8.0           63.6           77.4           56.9           33.1

Extraordinary charge on early extinguishment
  of debt....................................             --           10.4           18.1             --             --
                                                   ---------     ----------     ----------     ----------     ----------
Net income...................................            8.0           53.2           59.3           56.9           33.1
Redemption premium, dividends and accretion on
   convertible preferred shares..............             --          (22.5)            --             --             --
                                                   ---------     ----------     ----------     ----------     ----------
Net income applicable to ordinary shareholders     $     8.0     $     30.7     $     59.3     $     56.9     $     33.1
                                                   =========     ==========     ==========     ==========     ==========
Basic and diluted per share amount applicable
  to ordinary shareholders:

  Before extraordinary item..................      $    1.20     $     0.94     $     1.44     $     1.06     $     0.62
  Extraordinary charge.......................      $      --     $    (0.24)    $    (0.34)    $       --     $       --
  Net income.................................      $    1.20     $     0.70     $     1.10     $     1.06     $     0.62

Weighted average number of ordinary
  shares outstanding:
  Basic......................................      6,687,776     43,765,188     53,632,656     53,763,600     53,763,600
  Diluted....................................      6,687,776     43,765,188     53,774,831     53,805,237     53,764,383


BALANCE SHEET DATA (AT PERIOD END):
Cash and cash equivalents....................      $    32.4     $     85.7     $    32.8      $    31.2      $    10.6
Working capital.............................            85.2          134.6         177.2          203.7          156.9
Total assets.................................          920.8        1,009.3       1,034.0        1,216.2        1,221.6
Total debt...................................          438.6          354.1         354.2          504.1          485.5

Ordinary shares..............................            0.4            0.5           0.5            0.5            0.5
Paid in Capital..............................          129.4          311.7         327.1          327.1          327.1
Shareholders' equity.........................          147.0          342.8         382.5          425.8          457.2


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

                                                               Fifty-One Week
                                                                Period Ended
                                                              December 20, 1996
                                                                   FDP N.V.
                                                              -----------------
                                                                (In Millions)

INCOME STATEMENT DATA:
Net sales ...................................................      $1,167.5
Cost of products sold .......................................       1,065.8
                                                                   --------
Gross profit ................................................         101.7
Selling, general and administrative expenses.................          51.8
Amortization of goodwill ....................................           4.2
Acquisition-related expenses ................................           3.2
Special charge to goodwill(1) ...............................         138.7
                                                                   --------
Operating loss ..............................................         (96.2)
Interest expense ............................................          36.1
Interest income .............................................           2.0
                                                                   --------
Loss before provision for income taxes ......................        (130.3)
Provision for income taxes ..................................           2.6
                                                                   --------
Net loss ....................................................      $ (132.9)
                                                                   ========

-----------------

(1) FDP N.V. continuously assessed the carrying value of goodwill to determine if an impairment had occurred. Accordingly, a special charge to the carrying value of goodwill was recorded in 1996.

RISK FACTORS

         OUR RESULTS OF OPERATIONS IN 1999 AND 2000 SUFFERED DUE TO THE DECLINE IN BANANA SALES PRICES, AND WE COULD REALIZE LOSSES AND SUFFER LIQUIDITY PROBLEMS DUE TO DECLINES IN SALES PRICES FOR PINEAPPLES AND OTHER FRESH PRODUCE.

         In 1999 and 2000, banana sales accounted for a significant portion of our total net sales, and pineapple sales accounted for a significant portion of our total gross profit. Bananas are an agricultural commodity and banana prices fluctuate significantly as a result of supply and demand as well as seasonal and other market factors. Sales prices for bananas declined significantly in 1999 in both the North American and European markets and, as a result, we experienced losses on sales of bananas. In 2000, sales prices for bananas in the North American market increased slightly, however, banana sales prices declined in the European and the Asia-Pacific markets. Sales prices for bananas, pineapples and other fresh produce are difficult to predict. It is possible that sales prices for bananas will decline further in the future and sales prices for pineapples and other fresh produce may decline. In recent years, there has been increasing consolidation among leading grocery stores and other retail chains, wholesalers and distributors and we believe it may have resulted in increases in their purchasing power which may have contributed to the downward pressure on sales prices. In the event of a decline in fresh produce sales prices, we could realize significant losses, experience liquidity problems and suffer a weakening in our financial condition. A significant portion of our costs are fixed, so that fluctuations in the prices of fresh produce have an immediate impact on our profitability. Import regulations such as those currently in place in the European Union banana market can also significantly affect market supply and demand conditions, contributing to sales price fluctuations.

         DUE TO THE FLUCTUATIONS IN THE SUPPLY OF AND DEMAND FOR FRESH PRODUCE, OUR RESULTS OF OPERATIONS ARE HIGHLY SEASONAL, AND WE REALIZE A GREATER PORTION OF OUR NET SALES AND GROSS PROFIT DURING THE FIRST TWO CALENDAR QUARTERS.

         In part as a result of seasonal sales price fluctuations, we have historically realized most of our net sales and a substantial majority of our gross profit during the first two calendar quarters of the year. The sales price of any fresh produce item fluctuates throughout the year due to the supply of and demand for that particular item as well as the pricing and availability of other fresh produce items, many of which are seasonal in nature. For example, the production of bananas is continuous throughout the year and production is usually higher in the second half of the year, but the demand for bananas varies because of the availability of other fruit. As a result, demand for bananas is seasonal and generally results in higher sales prices during the first six months of the calendar year. We make most of our sales of deciduous fruits during the off-season from November to May. In the melon market, the entry of many growers selling unbranded or regionally branded melons during the peak North American and European melon growing season results in greater supply, and therefore lower sales prices, from June to October.

         WE ARE SUBJECT TO MATERIAL CURRENCY EXCHANGE RISKS BECAUSE OUR OPERATIONS INVOLVE TRANSACTIONS DENOMINATED IN VARIOUS CURRENCIES.

         Because we conduct operations in many areas of the world involving transactions denominated in a variety of currencies, our results of operations as expressed in dollars may be significantly affected by fluctuations in rates of exchange between currencies. Although a substantial portion of our sales revenues (44% in 2000) is received in currencies other than the dollar, we incur the majority of our costs in dollars. We generally are unable to adjust our non-dollar local currency sales prices to compensate for increases in the exchange rate of the dollar against the relevant local currency. In addition, there is normally a time lag between our incurrence of costs and collection of the related sales proceeds. Accordingly, if the dollar appreciates relative to the currencies in which we receive sales proceeds, our operating results generally are negatively affected. Although we periodically enter into currency forward contracts as a hedge against currency exposures, we may not enter into these contracts during any particular period or these contracts may not fully offset currency fluctuations.

         INCREASED PRICES FOR FUEL OIL, PACKAGING MATERIALS OR SHORT-TERM REFRIGERATED VESSEL CHARTERS COULD INCREASE OUR COSTS SIGNIFICANTLY.

         The costs we incur in our shipping and packaging operations are determined in large part by the prices of fuel oil and packaging materials, including linerboard, plastic and resin. We may be adversely affected if sufficient quantities of these materials are not available to us. Any significant increase in the cost of these items could also materially adversely affect our results. During 1999 and 2000, cost of fuel and linerboard increased as compared to the prior years which resulted in a negative impact on our results of operations. Cost of fuel on a per ton basis increased by 53% from 1999 to 2000 and cost of linerboard on a per ton basis increased by 20% from 1999 to 2000. In addition, our shipping operations are subject to the volatility of the short-term charter market because a significant portion of our refrigerated vessels are chartered rather than owned. These charters are primarily short-term, typically for periods of one to three years. As a result, a significant increase in short-term charter rates would significantly adversely affect our results.

         CROP DISEASE OR SEVERE WEATHER COULD RESULT IN SUBSTANTIAL LOSSES AND WEAKEN OUR FINANCIAL CONDITION.

         Crop disease or severe weather conditions including floods, windstorms and hurricanes may adversely affect our supply of one or more fresh produce items, reduce our sales volumes and increase our unit production costs. Because a significant portion of our costs are fixed and contracted in advance of each operating year, volume declines due to production interruptions or other factors could result in increases in unit production costs which could result in substantial losses and weaken our financial condition. We have experienced crop disease and severe weather conditions from time to time including a hurricane in Guatemala in 1998, flooding in Costa Rica in 1996 and a significant outbreak of Black Sigatoka disease at our Costa Rican banana farms during 1993 and 1994. When crop disease or severe weather conditions occur and destroy crops planted on our farms, we lose our investment in those crops, which increases unit production costs and reduces our sales volumes.

         WE MAY HAVE DIFFICULTY COMPETING IN THE HIGHLY COMPETITIVE FRESH PRODUCE INDUSTRY.

         The fresh produce business is highly competitive, in part because our products are perishable. Competition in the sale of bananas, pineapples, deciduous fruit, melons, other fresh fruit and vegetables comes from competing producers as well as from other fresh produce. The extent of competition varies for each particular fresh produce item. In order to compete successfully, we must be able to strategically source fresh produce of uniformly high quality and sell and distribute it on a timely basis.

         WE ARE SUBJECT TO SUBSTANTIAL LEGAL AND ENVIRONMENTAL RISKS THAT COULD RESULT IN SIGNIFICANT CASH OUTLAYS.

         We are involved in several significant legal and environmental matters which, if not resolved in our favor, could require significant cash outlays and could materially adversely affect our results of operations and financial condition. For example, we are involved in several actions in U.S. and non-U.S. courts involving allegations by numerous Central American and Philippine plaintiffs that they were injured during the 1970s and 1980s by exposure to a nematocide containing the chemical Dibromochloropropane.

         In addition, the United States Environmental Protection Agency, or the EPA, has placed the Kunia Well Site at our plantation in Oahu, Hawaii on the National Priorities List under the "Superfund" law, the Comprehensive Environmental Response, Compensation and Liability Act of 1980. Under an order entered into with the EPA, we completed a remedial investigation and engaged in a feasibility study to determine the extent of the environmental contamination. The remedial investigation report was finalized on January 21, 1999 and approved by the EPA in February 1999. The final draft feasibility study was submitted for EPA review in December 1999, and we expect that the Feasibility Study will be finalized by the first half of 2001. The ultimate outcome and any potential costs associated with this matter are estimated to be between approximately $4.2 million and $28.1 million (a portion of these estimates have been discounted using a 5% interest rate. The undiscounted estimates are between approximately $5.0 million and $30.0 million). As of December 29, 2000, our balance sheet includes a provision of approximately $4.2 million.

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

         WE ARE EXPOSED TO POLITICAL, ECONOMIC AND OTHER RISKS FROM OPERATING A MULTINATIONAL BUSINESS.

         Our business is multinational and subject to the political, economic and other risks that are inherent in operating in numerous countries. These risks include those of adverse government regulation, including the imposition of import and export duties and quotas, currency restrictions, expropriation and potentially burdensome taxation in a variety of countries. For example, the banana import regulations that took effect in 1993 have restricted our access to the European Union banana market and increased the cost of doing business in the European Union. Recently, the council of the European Union issued a regulation authorizing the modification of the current banana import system. However, the date of adoption and the specifics of a potential new banana import system remain unclear. Accordingly, we cannot predict whether, when or how the European Union banana import regime may change, but any change could materially adversely impact us. In addition, the potential risks of operating a multinational business may be greater in countries where our activities are a significant factor in the country's economy, which is particularly true of our banana, pineapple and melon operations in Costa Rica and our banana and melon operations in Guatemala.

         We have a disagreement with the Government of Cameroon with respect to its intended privatization of certain banana plantations which we have a contract for the supply of their banana production. We disagree over the amount of acreage that can be privatized and the date of the privatization. We cannot predict whether or when the Government of Cameroon will privatize the banana plantations. Depending on the banana import regulations in effect for the European Union, such privatization may have a material adverse impact on us.

         Several Central and South American countries in which we operate have established "minimum" export prices for bananas that are used as the reference point in banana purchase contracts from independent producers, thus limiting our ability to negotiate lower purchase prices. These prices potentially affect our international cash flows because they result in increased payments to counterparties in the producing country, based on the minimum export prices established.

         We are also subject to a variety of government regulations in countries where we market our products. The countries in which we market a material amount of our products are the United States, the countries of the European Union, Japan, South Korea and China. Examples of these regulations include:

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

         In 2000, our net sales of DEL MONTE(R) branded and other fruit sold in Northern Europe under a sales and purchase agreement with a partnership in which we own a non-controlling majority interest totaled $85.8 million. The partnership owns banana import licenses that permit us to distribute bananas in Northern Europe. Due to disagreements between the partnership and us, in July 1997 we informed the partnership that we intend to discontinue the sales agreement as of December 31, 2002. If we are unable to resolve this dispute, we may not be able to continue to distribute the same volume of bananas in Northern Europe.

         OUR ACQUISITION AND EXPANSION STRATEGY MAY NOT BE SUCCESSFUL.

         We seek to achieve our growth strategy through acquisitions or expansion, which pose a number of risks. We may not be successful in identifying appropriate acquisition candidates, consummating acquisitions on satisfactory terms, integrating any newly acquired or expanded business with our current operations or obtaining financing on favorable terms or at all. We may issue ordinary shares, incur long- or short-term indebtedness, spend cash or use a combination of these for all or part of the consideration paid in future acquisitions. We also are currently subject to contractual limitations on our ability to effect acquisitions under our revolving credit facility. While we regularly evaluate various acquisition opportunities, we have no present commitments or agreements with respect to any material acquisition.

         ACTS OR OMISSIONS OF OTHER COMPANIES COULD ADVERSELY AFFECT THE VALUE OF THE DEL MONTE(R) BRAND.

         We depend on the DEL MONTE(R) brand name in marketing our fresh produce. We share the DEL MONTE(R) brand name with unaffiliated companies that manufacture, distribute and sell canned or processed fruits and vegetables, dried fruit, snacks and other products. Acts or omissions by these companies, including an instance of food-borne contamination or disease, may adversely affect the value of the DEL MONTE(R) brand name. We may be adversely affected by an incident, whether it occurs in our products or a competitor's products.

         OUR SUBSTANTIAL INDEBTEDNESS COULD LIMIT OUR FINANCIAL AND OPERATING FLEXIBILITY AND SUBJECT US TO OTHER RISKS.

         At year-end 2000, our total debt, including current maturities and capital lease obligations, was $485.5 million and our total debt to total capitalization ratio was approximately 52%. This level of indebtedness could have significant consequences because:

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

         OUR SUCCESS DEPENDS ON OUR SENIOR EXECUTIVES, THE LOSS OF WHOSE SERVICES COULD DISRUPT OUR OPERATIONS.

         Our ability to maintain our competitive position is dependent to a large degree on the services of our senior management team. We may not be able to retain our existing senior management personnel or to attract additional qualified senior management personnel.

         WE ARE A HOLDING COMPANY AND WE MAY BE UNABLE TO PAY DIVIDENDS OR MEET OUR DEBT SERVICE OBLIGATIONS.

         We are a holding company, accordingly, our ability to pay dividends and to meet our debt service obligations depends primarily on receiving sufficient funds from our subsidiaries, including funds from borrowings under our credit facilities. It is possible that countries in which one or more of our subsidiaries are located could institute exchange controls which could prevent those subsidiaries from remitting dividends or other payments to the holding Company.

         WE ARE CONTROLLED BY OUR PRINCIPAL SHAREHOLDERS.

         IAT Group Inc. and its current shareholders, members of the Abu-Ghazaleh family, are our principal shareholders and currently directly and indirectly beneficially own approximately 67% of the outstanding ordinary shares. Our chairman and chief executive officer, and two other directors, are members of the Abu-Ghazaleh family. We expect our principal shareholders to continue to use their majority interest in the ordinary shares to direct our management, to effectively control the election of our entire board of directors, to determine substantially all other matters requiring shareholder approval and to control Fresh Del Monte. The concentration of beneficial ownership of Fresh Del Monte may have the effect of delaying, deterring or preventing a change in control, may discourage bids for the ordinary shares at a premium over their market price and may otherwise adversely affect the market price of the ordinary shares.

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

ITEM 4.  INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF FRESH DEL MONTE

         Our legal name is Fresh Del Monte Produce Inc. and our commercial name is Del Monte Fresh Produce. We are a holding company, incorporated under the laws of the Cayman Islands on August 29, 1996 and are 57.6% owned by IAT Group Inc. which is 100% beneficially owned by members of the Abu-Ghazaleh family. In addition, members of the Abu-Ghazaleh family directly own 9.3% of the outstanding ordinary shares of Fresh Del Monte. Our registered office is located at P.O. Box 265GT, Georgetown, Grand Cayman, Cayman Islands. Our principal executive offices are located at c/o Del Monte Fresh Produce Company, 800 Douglas Road, North Tower, 12th Floor, Coral Gables, Florida 33134. Our telephone number at our principal executive offices is (305) 520-8400.

          Our global business, conducted through subsidiaries, is primarily the worldwide production, transportation and marketing of fresh produce. We source our products (bananas and other fresh produce which includes pineapples, deciduous fruit, melons and other fresh fruit and vegetables) from 15 locations in North, Central and South America, the Asia-Pacific region and Africa and distribute them in North America, Europe, the Asia-Pacific region and South America. Our products are sourced from company-owned farms, through joint venture arrangements and through supply contracts with independent growers.

         On September 17, 1998, Fresh Del Monte acquired 14 wholly-owned operating companies, which we refer to as IAT, from IAT Group Inc. and its shareholders. At the time of the IAT transaction, IAT Group Inc. owned approximately 86% of FG Holdings Limited, which in turn owned approximately 63% of Fresh Del Monte. As a result, the IAT transaction was accounted for as a combination of entities under common control using the as if pooling of interests method of accounting.

         Fresh Del Monte was organized to acquire beneficial ownership and control of all of the outstanding common stock of FDP N.V. and GRC. The acquisition of FDP N.V. and GRC, which was accounted for as a purchase, was completed on December 20, 1996. The results of operations of FDP N.V. and GRC are included in our results commencing December 21, 1996.

         Our principal capital expenditures for 2000 consisted of the acquisition of pre-owned refrigerated vessels and expansion of distribution and operating facilities for a total of $57.0 million. Our principal capital expenditures for 1999 consisted of the acquisition of pre-owned refrigerated vessels, expansion of distribution and operating facilities and the implementation of a new computer system for a total of $95.4 million. Our principal capital expenditures for 1998 consisted of the acquisition of pre-owned refrigerated vessels and expansion of production and distribution facilities for a total of $39.6 million.

         Principal capital expenditures currently in progress consist of approximately $69.0 million to be spent in the year 2001 for expansion of distribution facilities in North America and Asia-Pacific and expansion of operating facilities in Central and South America. Capital expenditures for the year 2001 are expected to be funded through operating cash flows and through borrowings from our Revolving Credit Facility.

BUSINESS OVERVIEW

         We are a world leader in the production, distribution and marketing of fresh fruit, fresh vegetables and other fresh produce. Our products are marketed throughout the world under the DEL MONTE(R) brand name which has been in existence since 1892 and is a widely recognized symbol of product quality and reliability. Our major products are bananas, pineapples, deciduous fruit and melons. The deciduous fruit we sell includes primarily grapes, plums, nectarines, peaches, apricots, cherries, apples, pears and citrus. In 2000, we believe we were:

         o the third largest marketer of bananas in the world, with an estimated 17% market share;
         o the largest marketer of fresh pineapples in the world, with an estimated 52% market share; and
         o the largest marketer of cantaloupe and honeydew melons sold in the United States in the November to May off-season.

         We control, manage or supervise all aspects of the production, distribution and marketing of our fresh produce. We believe this enhances our ability to ensure the quality of our products, operate efficiently and generate high margins. Our products come primarily from 15 countries located in North, Central and South America, the Asia-Pacific region and Africa. In 2000, 32% of the fresh produce we sold was grown on farms owned or leased by us or by joint ventures in which we participate and the remaining 68% was acquired through supply contracts with independent growers. We transport our fresh produce to markets worldwide using our globally managed fleet of 40 owned or chartered refrigerated vessels. We also operate port, distribution and ripening facilities. By controlling transportation and distribution, we have a greater ability to continuously monitor and maintain the quality of our produce and ensure its timely distribution to our customers around the world.

         We market and distribute our products to retail chains, wholesalers, independent distributors and marketing companies in more than 50 countries around the world. In 2000, North America was our largest market, accounting for 50% of our total sales. Europe and the Asia-Pacific region were our other major markets, accounting for 31% and 17% of total sales. The scale of our fresh produce transportation and distribution operations provides us with the flexibility to take advantage of market opportunities as they arise. It also enables us to rapidly introduce new products and to widely distribute those products efficiently.

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

         Our principal shareholders, the Abu-Ghazaleh family, have been involved in the fresh produce business since the late 1950s and acquired the Company, which is engaged in the fresh produce business using the DEL MONTE(R) brand name, in December 1996. In October 1997, we effected an initial public offering of our ordinary shares.

         In September 1998, we combined the fresh produce business of IAT Group Inc., a company owned by the Abu-Ghazaleh family, with the fresh produce business conducted under the DEL MONTE(R) brand name. During 1999 and 2000, we completed several important acquisitions. In January 1999, we acquired all of the outstanding shares of Banana Marketing Belgium N.V., or BMB, a marketing company in Europe which enabled us to expand direct sales in the Northern European market. Also during 1999 and 2000, we acquired a distribution business in New Zealand and we acquired several fresh-cut fruit businesses in North America and a produce distribution business in the U.K. We expect that the North American acquisitions will help us to rapidly develop a national fresh-cut fruit and vegetable business in the United States.

PRODUCTS

           The following table presents the countries from which we source our primary products, and the percentage of total 2000 sales volume for each product category by country. The table also presents the percentage of total 2000 sales volume of each product category that is sourced from farms owned or leased by us or by joint ventures in which we participate and the percentage that is purchased by us from independent growers.


                                                    Percentage of Total 2000 Volume Sourced
                                             ------------------------------------------------------
                                                                        Deciduous Fruit
Source                                       Bananas        Pineapples     and Citrus        Melons
------                                       -------        ----------  ---------------      ------
CENTRAL AMERICA:
        Costa Rica ...............             32%             66%             --              36%
        Guatemala ................             10              --              --              17
        Panama ...................              2              --              --              --

ASIA-PACIFIC:
        Philippines ..............             23              14              --              --
        New Zealand ..............             --              --               1%             --

SOUTH AMERICA:
         Chile ...................             --              --              53              --
         Ecuador .................             12              --              --              --
         Uruguay .................             --              --               3              --
         Colombia ................             15              --              --              --
         Brazil ..................              1              --              --               4

NORTH AMERICA:
         United States ...........             --              20              13              30
         Mexico ..................             --              --               2               4

AFRICA:
        South Africa .............             --              --              15              --
        Cameroon .................              5              --              --              --
        Spain ....................             --              --               5              --

OTHER ............................             --              --               8               9
                                             ----            ----            ----            ----
                TOTAL ............            100%            100%            100%            100%
                                             ====            ====            ====            ====
From company-owned or leased farms
    and joint ventures ...........             21%             75%             12%             66%

Purchased from independent growers             79              25              88              34
                                             ----            ----            ----            ----
                TOTAL ............            100%            100%            100%            100%
                                             ====            ====            ====            ====


         BANANAS

         Bananas are the leading internationally traded fresh fruit in terms of both volume and dollar sales. Based on the most recently available FAO data, Europe is the world's largest market for bananas, importing approximately 14 billion pounds per year. North America is the next largest market for bananas, importing over ten billion pounds annually. The Asia-Pacific region, including the Middle East, currently imports approximately five billion pounds per year. According to the most recently available FAO data, during the period from 1990 to 1999, the volume of banana imports increased by approximately 37% in North America, by approximately 59% in Europe, including Eastern Europe, and by approximately 100% in the Asia-Pacific region, including the Middle East. Bananas are the largest volume fresh fruit and the second largest volume fresh produce item, behind potatoes, sold in U.S. grocery stores.

         We sold 108 million boxes of bananas in 2000 compared to 113 million boxes in 1999, primarily due to a planned reduction in sales volumes in the Eastern European markets.

         OTHER FRESH PRODUCE

         PINEAPPLES

         Based upon the most recently available FAO data, annual fresh pineapple consumption in the United States and Canada in 1999 was approximately 696 million pounds. In 1999, fresh pineapple imports into Europe were approximately 1,186 million pounds and imports into the Asia-Pacific region, including the Middle East, were approximately 311 million pounds. During the period from 1990 to 1999, the volume of imports of fresh pineapple increased by approximately 141% in North America and by approximately 88% in Europe, including Eastern Europe, but decreased by approximately 8% in the Asia-Pacific region, including the Middle East.

         Since the introduction in 1996 of our premier product, the "DEL MONTE GOLD(R) EXTRA SWEET" pineapple, our share of the worldwide pineapple market has grown significantly, to an estimated 52% in 2000. In addition, largely as a result of our introduction and expansion of the "DEL MONTE GOLD(R) EXTRA SWEET" pineapple, we increased our aggregate pineapple sales volume from 12 million boxes in 1996 to 21 million boxes in 2000. During 2000, we began production of the "DEL MONTE HAWAII GOLD(TM)" pineapple in our Hawaii plantation. The "DEL MONTE HAWAII GOLD(TM)" will be marketed in North America starting in 2001. The "DEL MONTE GOLD(R) EXTRA SWEET" and the DEL MONTE HAWAII GOLD(TM)" have a number of highly desirable characteristics such as enhanced taste, golden shell color, bright yellow flesh and a higher vitamin C content as compared to traditional varieties of pineapple.

         DECIDUOUS FRUIT

         Deciduous fruit grows on trees, bushes or vines that shed their leaves seasonally. We produce, distribute and market a variety of deciduous fruit, primarily consisting of grapes, stonefruit, apples, pears and citrus. The stonefruit we sell includes primarily plums, nectarines and peaches.

         In 2000, we sold ten million boxes of deciduous fruit including four million boxes of grapes, two million boxes of citrus, one million boxes of apples and one million boxes of stonefruit. In 1999, we sold nine million boxes of deciduous fruit.

         MELONS

         Demand for melons in the United States and Europe continues to grow. Based on the most recently available FAO data, during the period from 1990 to 1999 the volume of imports of cantaloupes and other melons increased by approximately 110% in North America and by approximately 130% in Europe.

         We currently sell a variety of melons including cantaloupe, honeydew, watermelon and other specialty melons. We have introduced new varieties of melons in order to meet the different tastes and expectations of consumers in various markets. We have become a significant producer and distributor of cantaloupe, honeydew and other melons during the off-season. In 2000, we were the largest marketer in the United States of cantaloupe and honeydew sold in the November to May off-season with an estimated 27% market share for cantaloupe and an estimated 35% market share for honeydew.

         In 2000, we sold over 19 million boxes of melons, compared to 15 million boxes in 1999. The 2000 sales included 14 million boxes of cantaloupes, two million boxes of honeydews, two million boxes of specialty melons and one million boxes of watermelons. We sold approximately 82% of our total melon volume in North America and approximately 16% in the off-season in Europe.

         OTHER

         During 1999 and 2000, we acquired three fresh-cut fruit and vegetable businesses in North America, which we expect will help us to rapidly develop a national fresh-cut fruit and vegetable business. These acquisitions demonstrate our on-going initiative of diversification. The fresh-cut produce business provides us with an opportunity to further leverage our distribution network and bring value-added products to the market. During 2000, we sold 1.7 million boxes of fresh-cut products in North America. The market for the fresh-cut fruit and vegetable category is approximately $10 billion and is expected to more than double by 2005, according to the INTERNATIONAL FRESH-CUT PRODUCE ASSOCIATION.

         We also produce, market and distribute other fresh produce including plantains, Vidalia(R) and other sweet onions and specialty vegetables (collard greens, turnip greens and mustard greens). In 2000 we sold two million boxes of plantains principally under the DEL MONTE(R) brand name, and we plan to continue increasing our sales of this fruit, which we purchase from independent growers. In addition, in 2000, we sold over two million boxes of sweet onions and specialty vegetables. We began growing sweet onions outside the United States in 1998, and we also purchased a Vidalia(R) sweet onion farm and distribution facility in Georgia. Although sweet onions are grown throughout the United States, a sweet onion may only be labeled a Vidalia(R) onion if it is grown in certain counties in the State of Georgia.

SOURCING AND PLANTATION OPERATIONS

         We source our products from 15 countries in North, Central and South America, the Asia-Pacific region and Africa. In 2000, 32% of the fresh produce we sold was grown on farms that are owned or leased by us or by joint ventures in which we participate and the remaining 68% was acquired through supply contracts with independent growers. We seek to maintain long-term contracts with most of our independent growers in order to maintain a stable source of supply.

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

          In Central and South America we produce bananas on company-owned farms in Costa Rica, Guatemala and Brazil and purchase bananas from independent growers in Costa Rica, Ecuador, Guatemala, Colombia, Mexico and Panama, primarily through long-term contracts.

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

         Our banana production in Cameroon is conducted in accordance with a 1987 arrangement, as amended, between one of our subsidiaries and the Cameroon Development Corporation, a company wholly-owned by the government of Cameroon. Based on this agreement, we provide financial, management and technical support to develop and cultivate banana plantations owned by the Cameroon Development Corporation. The Government of Cameroon started procedures for the privatization of the Cameroon Development Corporation through a bid process. Based on the agreement, we disagree with the Government of Cameroon with respect to the acreage which can be privatized and the date on which the privatization may take effect. We are currently involved in discussions with the Government of Cameroon regarding our disagreements and we have been involved in the privatization process. In the event the Government of Cameroon was to select another bid, we have the right of first refusal to acquire the business being privatized by matching the chosen bid.

         PINEAPPLES

         Pineapples are grown in tropical locations similar to those in which bananas are grown, but pineapple growing requires greater capital resources, significant agricultural expertise and intensive cultivation. As a result, a higher percentage of the pineapples we sell are produced on company-owned or leased farms, as compared with the bananas we sell.

         The principal production and procurement areas for our pineapples are Costa Rica, Hawaii and the Philippines. We own and operate a pineapple plantation in Costa Rica, which provided approximately eleven million of the total of fourteen million boxes of pineapple sourced from Costa Rica in 2000. In Hawaii, we operate a pineapple plantation on leased land on the island of Oahu. Most of this plantation is situated on land held under long-term leases which run through 2008, while approximately 2,000 acres of the plantation is currently leased on a month-to-month basis pending resolution of the environmental issues relating to the Kunia Well site. As part of our joint venture arrangement in the Philippines, we have a pineapple production and purchase agreement expiring in the year 2013 that provides us with all of the joint venture's pineapple production that meets our quality specifications. In the Philippines we also have a long-term pineapple supply and profit-sharing agreement, under which we are assured a minimum annual volume of pineapples.

         DECIDUOUS FRUIT

         We obtain our supply of deciduous fruit from company-owned plantations in Chile and the United States and from purchases from independent growers in Chile, South Africa, the United States and New Zealand. In Chile, we purchase fruit from independent growers and also produce a variety of deciduous fruit on more than 6,000 acres of company-owned or leased land. Grapes that are harvested from Chile for the pre-Christmas season in North America typically command a premium price because of the limited supply at that time of the year. In South Africa, we source most of our deciduous fruit from the Capetown area under annual contracts with independent growers. In the United States, the majority of our fruit is sourced from California. In New Zealand, we source our products from independent growers.

         MELONS

         We are able to provide our customers with a year-round supply of melons by sourcing them from Costa Rica, Guatemala, Brazil, the United States and Mexico. We have developed specialized melon-growing technology which we believe has significantly increased our crop yield. Melon crop yields are highly dependent on favorable weather conditions, particularly in the case of cantaloupes, which are highly susceptible to adverse weather conditions. In addition, melon production requires annual crop rotation and irrigation. For these reasons, we have chosen primarily to lease rather than to own melon farms.

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

         We are able to maintain the high quality of our products by growing our own produce and working closely with our joint venture partners and independent growers. We insist that all produce supplied by our independent growers meet the same stringent quality requirements as produce grown on our own farms. Accordingly, we monitor our independent growers to ensure that their produce will meet agricultural and quality control standards, we offer technical assistance on certain aspects of production and packing and, in some cases, we manage the farms. As proof of our commitment to quality, in July 2000, our Philippines banana operations received ISO 9002 certification in recognition of quality management systems.

         In December 1998, our Costa Rican fresh pineapple and banana operations received certificates of compliance to the International Standards Organization, or ISO, 14001 standards. In April 1999, our Guatemalan banana operation also received the ISO 14001 certification. These certifications demonstrate that our Costa Rican banana and fresh pineapple operations, and our Guatemalan banana operations conform to internationally recognized standards for environmental management systems. In light of increasing concerns about the environmental impact of agricultural practices, particularly among European consumers, we believe that our environmental management efforts may become increasingly important in marketing our products. We are seeking to achieve certificates to the ISO 14001 and/or ISO 9000 standards in our other major worldwide production operations.

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

         As of December 29, 2000, 15 out of the total of 19 vessels we chartered were chartered on a short-term basis and, accordingly, our shipping operations are generally subject to the volatility of the short-term vessel charter market. Both the supply of and demand for refrigerated vessels fluctuate over time, causing corresponding fluctuations in short-term charter rates that can be significant and that directly affect our overall transportation costs and results of operations. The majority of our worldwide pineapple and deciduous fruit production and all of our banana and melon production are shipped by refrigerated vessels. In addition, we air freight the majority of our Hawaiian pineapple production to customers in the mainland United States. In 2000, we air freighted 2 million boxes to those customers. We have been able to use our existing refrigerated vessel fleet to ship melons from Costa Rica and Guatemala, which has significantly reduced our per-box costs and improved our margins. We also have developed a controlled modified atmosphere package for use in shipping melons, which allows us to harvest the fruit when it is at a more advanced stage of ripeness, resulting in improved melon taste without reducing shelf life.

         As of December 29, 2000, we operated 26 cold storage and distribution facilities located throughout the United States, Europe and the Asia-Pacific region, many of which have ripening facilities. The cold storage facilities allow palletized fruit to be stored in a temperature-controlled environment. Our cold-storage capability helps to improve pricing by reducing pressure to fully sell a shipment prior to its arrival at the port and improves ship utilization by minimizing their waiting time at ports.

SALES AND MARKETING

         We market our fresh produce in over 50 countries around the world. The following tables present for each of the periods indicated (1) the percentage of our total net sales by geographic region and (2) the percentage of our total net sales by product category:


                                                                         Year Ended
                                                 -------------------------------------------------------------
                                                 January 1, 1999       December 31, 1999     December 29, 2000
                                                 ---------------       -----------------     -----------------

        NET SALES BY GEOGRAPHIC REGION:
           North America.................               49%                   48%                   50%
           Europe........................               33                    34                    31
           Asia-Pacific..................               15                    16                    17
           Other.........................                3                     2                     2
                                                      ----                  ----                  ----
             Total.......................              100%                  100%                  100%
                                                      ====                  ====                  ====
        NET SALES BY PRODUCT CATEGORY:
           Bananas.......................               56%                   55%                   50%
           Other fresh produce...........               40                    40                    45
           Non-Produce...................                4                     5                     5
                                                      ----                  ----                  ----
             Total.......................              100%                  100%                  100%
                                                      ====                  ====                  ====


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

         EUROPE

         The consumption of fresh produce has increased in Europe, aided by greater year-round availability of certain fruits and vegetables from other sources such as Chile and South Africa and by new technologies such as controlled atmosphere storage. However, the European Union has imposed regulations that have reduced the supply of bananas in the European Union and slowed EU banana market growth. See "Government Regulation--European Union Banana Import Regulations", described below. In the United Kingdom, our products are distributed in much the same manner as in North America, through direct sales to leading retail chains and to wholesalers and distributors. Our products are distributed in Northern and Southern Europe through two marketing companies with whom we share, in an agreed ratio, the profits or losses realized from sales to customers. The Northern European marketing company is a partnership in which we own a non-controlling 80% equity interest. We gave notice of our intent to discontinue our profit-sharing agreement with this partnership, but we are in ongoing discussions with the partnership to resolve certain disagreements. See "Risk Factors--Our ability to successfully distribute fresh produce in Europe and Japan is at risk due to our distribution arrangements." During 1999, we acquired all of the outstanding shares of BMB a marketing company in Belgium which enabled us to expand our direct sales in the Northern European market.

         ASIA-PACIFIC

         Since 1975, our bananas and pineapples have been distributed in Japan through Japan's largest fresh produce distribution cooperative, which distributed our products on a sales commission basis. In 1996, we commenced direct marketing of fresh produce in Japan and in 2000, 61% of our sales volume in Japan was attributable to our direct marketing efforts.

          We have also commenced direct sales and marketing activities in Hong Kong and Korea. In other Asia-Pacific markets, including China, Pacific Russia, Okinawa, Singapore and Taiwan, we currently sell to local distributors.

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

         The extent of competition varies for each particular fresh produce line. In the banana market we face competition from a limited number of multinational companies. At times, particularly when demand is greater than supply, smaller companies also become a competitive factor. We believe that we are the third largest marketer of bananas in the world and that in 2000 our bananas constituted approximately 17% of the worldwide banana market.

         In the fresh pineapple market, the significant investment, logistics and transportation requirements and the significant agricultural expertise required to grow pineapples commercially deters new competitors from entering the fresh pineapple business. As a result, traditionally there have been relatively few fresh pineapple market participants. There tends to be less price fluctuation in the fresh pineapple business as compared with the banana business because of a better balance in the market between supply and demand. This happens in part because from the consumer's perspective, fewer comparable fruit substitutes for fresh pineapples exist.

         Competition in the sale of melons comes from marketers of both branded melons and unbranded melons. From June to October, the peak North American melon-growing season, many growers enter the market with less expensive unbranded or regionally branded melons due to the relative ease of growing melons, the short growth cycle and reduced transportation costs resulting from the proximity of the melon farms to the markets. These factors permit many smaller domestic growers to enter the market with unbranded or regionally branded melons. As there are comparatively fewer melons available during November to May, the U.S. off-season, we concentrate on selling our melons during this off-season. In 2000, we were the largest marketer of cantaloupes and honeydews sold in the United States in the off-season, November to May.

ENVIRONMENTAL MATTERS

         The management, use and disposal of some chemicals and pesticides are an inherent aspect of our production operations. These activities and other aspects of production are subject to various environmental laws and regulations, depending upon the country of operation. In addition, in some countries of operation, the environmental laws can require the investigation and, if necessary, remediation of contamination related to past or current operations. We are not a party to any dispute or legal proceeding relating to environmental matters where we believe that the risk associated with the dispute or legal proceeding would be material, except as described below in connection with the Kunia Well Site and under "Legal Proceedings."

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

         On December 16, 1994, the EPA issued a final ruling adding the Kunia Well Site to the NPL. We entered into an order with the EPA for the Kunia Well Site on September 28, 1995. Under the terms of the order and the approved workplan, we submitted a remedial investigation report in November 1998 for review by the EPA. The remedial investigation report was finalized on January 21, 1999 and approved by the EPA in February 1999. The final draft feasibility study was submitted for EPA review in December 1999, and we expect that the feasibility study will be finalized by the first half of 2001. The ultimate outcome and any potential costs associated with this matter is estimated to be between approximately $4.2 million and $28.1 million (a portion of these estimates have been discounted using a 5% interest rate. The undiscounted estimates are between approximately $5.0 million and $30.0 million). As of December 29, 2000, our balance sheet includes a provision of approximately $4.2 million.

GOVERNMENT REGULATION

         Agriculture and the sale and distribution of fresh produce are subject to regulation by government authorities in the countries where the produce is grown and the countries where such produce is marketed. We have internal policies and procedures to comply with the most stringent regulations applicable to our products, as well as a technical staff to monitor chemical usage and ensure compliance with applicable laws and regulations. We believe we are in material compliance with these laws and regulations. Additionally, we are not a party to any dispute or legal proceeding relating to governmental regulations where the risk associated with the dispute or legal proceeding would be material, except as described above in "Environmental Matters" and in "Legal Proceedings."

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

         o regulations governing pesticide use and residue levels, particularly in the United States, Japan and Germany; and

         o regulations governing packaging and labeling, particularly in the United States and the countries of the European Union.

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

         EUROPEAN UNION BANANA IMPORT REGULATIONS

         The banana import regulations that took effect in the European Union on July 1, 1993 have restricted our access to the EU banana market by favoring imports from certain former British and French territories in Africa (such as Cameroon), the Caribbean and the Pacific. In two separate rulings, General Agreement on Tariffs and Trade ("GATT") panels have found the EU banana import regulations to be illegal. In August 1997, the World Trade Organization (the "WTO") Appellate Body ruled that the EU's banana import regulations violate world trade rules.

         On July 20, 1998, the European Union introduced a modified banana import regime in response to the WTO appellate ruling. The new banana regime maintains the system of tariffs and quotas, but abolishes the existing system of licensing imports. Under the new regime, licenses are allocated based on the amount of bananas actually imported in the past. The United States challenged the modified regime as failing to comply with the WTO appellate ruling and has threatened to impose sanctions in the form of duties of 100% of the value of specified EU goods, effective retroactively to March 3, 1999. The United States currently requires importers of the specified EU goods to post bonds in the amount of the threatened duties. In 1999, a WTO arbitral panel ruled that the existing modifications made to the EU banana import regime were insufficient to bring it into compliance with world trade rules.

         On January 29, 2001, the Council of the European Union issued regulation 216/2001 authorizing the modification of the EU banana import regime to the traditional trade flow method and/or other methods. The date of adoption and the specifics of a potential new banana import regime remain unclear pending further clarification of the implementation procedures. On February 16, 2001 the European Union Banana Management Committee issued a circular providing that the current import system will remain in place until, at a minimum, July 1, 2001. Accordingly, we cannot predict whether or when any additional changes will be made to EU banana import regulations in response to the WTO arbitral panel, or if made, what effect such changes would have on us and our operations. See "Risk Factors--We are exposed to political, economic and other risks from operating a multinational business."

ORGANIZATIONAL STRUCTURE

           We are organized under the laws of the Cayman Islands and, as set forth in our Amended and Restated Memorandum of Association, we are a holding company for the various subsidiaries that conduct our business on a worldwide basis. Our significant subsidiaries all of which are wholly-owned are:


                       Subsidiary                                      Country of Incorporation
                       ----------                                      ------------------------

        Corporacion de Desarrollo Agricola Del Monte S.A.                      Costa Rica
        Compania de Desarrollo Bananero de Guatemala, S.A.                      Guatemala
        Del Monte Fresh Produce Brasil Ltda.                                     Brazil
        Del Monte Fresh Produce (Chile) S.A.                                      Chile
        Del Monte Fresh Produce International Inc.                               Liberia
        Del Monte Fresh Produce N.A., Inc.                                         USA
        Del Monte Fresh Produce (UK) Ltd.                                        England
        Fresh Del Monte Japan Company Ltd.                                        Japan


         In addition to the above, we have a non-controlling 80% interest in Internationale Fruchtimport Gesellschaft Weichert & Co., a German limited partnership.

PROPERTY, PLANT AND EQUIPMENT

         The following table summarizes the plantation acreage owned or leased by us and the principal products grown on such plantations by location as of the end of 2000:


                                      Acres Under Production
                                 --------------------------------
Location                         Acres Owned         Acres Leased       Products
--------                         -----------         ------------       --------
Costa Rica.................          22,500               1,700         Bananas, Pineapples
Guatemala..................          15,800               2,700         Bananas, Melons
Brazil ....................           3,000                  --         Bananas, Melons
Chile......................           5,400                  --         Deciduous fruit
Hawaii.....................              --               9,400         Pineapples
Contiguous United States                700               2,400         Melons, Onions, Deciduous fruit


         In addition, we lease port and other facilities and office space in a variety of locations worldwide. We are currently leasing approximately 2,000 acres in Hawaii on a month to month basis pending resolution of the environmental issues relating to the Kunia Well Site. See "Environmental Matters."

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OPERATING RESULTS

OVERVIEW

         We are a world leader in the production, distribution and marketing of fresh produce. Our products are marketed throughout the world under the DEL MONTE(R) brand name which has been in existence since 1892 and is a widely recognized symbol of product quality and reliability. Our major product categories include bananas and other fresh produce, which includes primarily pineapples, deciduous fruit and melons. With 2000 sales of over four billion pounds of bananas and over two billion pounds of other fresh produce, we believe we are the third largest marketer of bananas and the largest marketer of fresh pineapples in the world, as well as the largest marketer of cantaloupes and honeydews sold in the United States in the off-season, November to May.

         NET SALES

         Our net sales are affected by numerous factors including the balance between the supply of and demand for our products and competition from other fresh produce. Our net sales are also dependent on our ability to supply a consistent volume and quality of fresh produce to the markets we serve. For bananas, seasonal variations in demand as a result of increased supply and competition from other fruits are reflected in the seasonal fluctuations in banana prices, with the first six months of the year generally exhibiting stronger demand and higher prices, except in those years where an excess supply exists. See "Seasonality." Because our operations are conducted in many areas of the world and involve sales denominated in a variety of currencies, net sales as expressed in dollars may also be affected by fluctuations in rates of exchange between currencies.

         During 2000, our net sales were negatively impacted by a strong dollar against the Euro, partially offset by a weak dollar against the Japanese Yen. Late in the fourth quarter of 2000, we began to experience a strengthening of the Euro against the dollar which has continued through the date of this filing. The effect of the strengthening of the Euro in early 2001 is being partially offset by a weakening of the Japanese Yen versus the dollar.

         Our net sales growth in recent years has been achieved primarily through acquisitions, increased sales volume in existing markets of other fresh produce, primarily pineapples and melons, higher pricing on the "DEL MONTE GOLD(R) EXTRA SWEET" pineapple and expansion of value-added services such as banana ripening. Our net sales growth in recent years is also attributable to a broadening of our product line in the other fresh produce category such as the introduction of fresh-cut and sweet onions. We expect our net sales growth to continue to be driven by increased sales volumes in the other fresh produce category.

         COST OF PRODUCTS SOLD

         Cost of products sold is principally composed of two elements, product and distribution costs. Product cost for company-grown produce is primarily composed of cultivation (the cost of growing crops), harvesting, packaging, labor, depreciation and farm administration. Product cost for produce obtained from independent growers is composed of produce cost, packaging costs and, in some cases, profit sharing. Distribution costs include ocean freight, inland and air freight and port and warehouse expenses. Ocean freight is the most significant component of distribution costs and is comprised of the cost of chartering refrigerated vessels and vessel operating expenses. Vessel operating expenses include ship operation and maintenance, depreciation, fuel, which is subject to international supply and demand trends, and port charges. Variations in linerboard prices, which affect the cost of boxes and other packaging materials, and fuel prices, can have a significant impact on our product cost and, accordingly, profit margins. Linerboard, plastic, resin and fuel prices have historically been volatile. Linerboard and fuel prices increased significantly in 2000 as compared to 1999. Linerboard and fuel prices on a per ton basis have declined during the first two months of 2001 in comparison to the end of the year 2000.

         Historically, we have received subsidies from the Costa Rican government for the production and export of pineapples which we accounted for as a reduction in cost of products sold. These subsidies which were $9.3 million for 1999 and $8.2 million for 1998, expired on December 31, 1999.

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

         In 1998, Guatemalan banana operations were damaged as a result of Hurricane Mitch. The hurricane damage resulted in a one-time charge of $26.5 million for asset write offs and other costs, net of insurance proceeds and reduced banana production by approximately six million and two million boxes in 1999 and 1998, respectively, or approximately 5% and 2%, respectively, of our worldwide banana production.

         SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

         Selling, general and administrative expenses include primarily the costs associated with selling in North America, Japan, Korea, the United Kingdom, Belgium and the Netherlands, where we have our own sales force, advertising and promotional expenses and general corporate overhead and other related administrative functions, including depreciation associated with these functions.

         INTEREST EXPENSE

         Interest expense consists primarily of interest on borrowings under working capital facilities that we maintain and interest on other long-term debt and capital lease obligations. Increases in interest rates during 2000 significantly contributed to the increase in interest expense. Interest rates in the first two months of 2001 have declined in comparison to interest rates at the end of 2000.

         OTHER INCOME (LOSS), NET

         Other income (loss), net, primarily consists of equity earnings in unconsolidated companies including melon and pineapple and deciduous fruit joint ventures, a box manufacturing facility and a German limited partnership engaged in the distribution of fresh produce in Northern Europe, together with currency exchange gains or losses and other income or expenses. During 1999, we recognized $13.5 million of insurance proceeds in connection with Hurricane Mitch, which is included in other income (loss), net. In 2000, we recognized a loss of $5.2 million due to the permanent decline in market value on available-for-sale securities, which is included in other income (loss), net.

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

RESULTS OF OPERATIONS

         The following table presents, for each of the periods indicated, certain income statement data expressed as a percentage of net sales:



                                                                            Year Ended
                                                         ----------------------------------------------------
                                                         January 1,          December 31,        December 29,
                                                            1999                 1999                2000
                                                         ----------          ------------        ------------

        INCOME STATEMENT DATA:
        Net sales.................................          100.0%              100.0%                100.0%
        Gross profit..............................           12.2                 8.6                   8.9
        Selling, general and administrative
           expenses...............................            3.6                 3.6                   4.4
        Operating income..........................            6.5                 4.8                   4.4
        Interest expense..........................            1.9                 1.7                   2.3
        Income before extraordinary item..........            4.8                 3.3                   1.8
        Net income ...............................            3.7                 3.3                   1.8


The following tables present for each of the periods indicated (1) net sales by geographic region, (2) net sales by product category and (3) gross profit by product category, and in each case, the percentage of the total represented thereby:


                                                                       Year Ended
                                                 --------------------------------------------------------
                                                  January 1,            December 31,        December 29,
                                                     1999                  1999                 2000
                                                 ------------          -------------        ------------
                                                                     ($ in Millions)
        NET SALES BY GEOGRAPHIC REGION:
           North America...............        $  781.0    49%        $  830.4    48%     $  922.2    50%
           Europe......................           522.8    33            601.5    34         572.7    31
           Asia-Pacific................           237.7    15            280.7    16         324.5    17
           Other.......................            58.6     3             30.6     2          39.9     2
                                               --------   ---         --------   ---      --------   ---
             Total.....................        $1,600.1   100%        $1,743.2   100%     $1,859.3   100%
                                               ========   ===         ========   ===      ========   ===
        NET SALES BY PRODUCT CATEGORY:
           Bananas.....................        $  897.5    56%        $  951.3    55%     $  921.0    50%
           Other fresh produce.........           638.2    40            701.3    40         838.9    45
           Non-produce.................            64.4     4             90.6     5          99.4     5
                                               --------   ---         --------   ---      --------   ---
             Total.....................        $1,600.1   100%        $1,743.2   100%     $1,859.3   100%
                                               ========   ===         ========   ===      ========   ===
        GROSS PROFIT BY PRODUCT CATEGORY:
           Bananas.....................        $   32.7    17%        $  (4.0)    (3)%    $    6.3     4%
           Other fresh produce.........           160.6    82            155.5   103         162.1    97
           Non-produce.................             1.4     1            (0.9)     -          (1.5)   (1)
                                               --------   ---         --------   ---      --------   ---
             Total.....................        $  194.7   100%        $  150.6   100%     $  166.9   100%
                                               ========   ===         ========   ===      ========   ===


2000 COMPARED WITH 1999

         NET SALES

         In 2000, net sales were $1,859.3 million compared with $1,743.2 million for 1999, an increase of 7%. The increase in net sales of $116.1 million was primarily the result of higher sales volume of other fresh produce, partially offset by lower per unit sales volumes of bananas and the effect of a stronger dollar against the Euro.

         Net sales of bananas decreased 3% in 2000 compared with 1999, as a result of a planned 4% reduction in sales volumes in Europe and North America and lower per unit sales prices in Europe and Asia-Pacific, partially offset by higher per unit sales prices in North America. The decrease in per unit sales pricing in Europe and Asia-Pacific resulted from an oversupply in these markets.

         Net sales of other fresh produce increased by $137.6 million or 20% in 2000 compared with 1999 primarily due to an increase in unit sales volumes of melons, deciduous fruit and fresh-cut operations and higher per unit sales prices of all of the major products. The increase in unit sales volume resulted from better yields from the melon operations and the introduction of the fresh-cut operation in late 1999. The fresh-cut operation contributed $34.9 million to net sales in 2000.

         Our net sales in 2000 were negatively impacted by the strengthening of the dollar against the Euro, partially offset by the weakening of the dollar against the Japanese Yen. The net effect of foreign exchange for the year 2000 compared with 1999 was a decrease of approximately $35.0 million in net sales.

         COST OF PRODUCTS SOLD

         Cost of products sold was $1,692.4 million for 2000 compared with $1,592.6 million for 1999, an increase of 6%. The increase in cost of products sold was principally attributable to the increased unit sales volume in the other fresh produce category.

         GROSS PROFIT

         Gross profit was $166.9 million for 2000 compared with $150.6 million for 1999, an increase of $16.3 million or 11%. As a percentage of net sales, gross profit remained relatively constant from 8.6% in 1999 to 8.9% in 2000. Gross profit was favorably impacted by increased sales volumes of other fresh produce and overall improved per unit sales pricing, and negatively impacted by the effect of foreign exchange and higher fuel and linerboard prices.

         SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

         Selling, general and administrative expenses increased $17.4 million to $80.9 million in 2000 compared with $63.5 million in 1999. This increase is primarily a result of increased sales and marketing expenses related to the expansion in North America, increased selling and marketing activities in the Asia-Pacific region, an increase in bad debt expense in certain European operations and increased sales volumes of other fresh produce.

         INTEREST EXPENSE

         Interest expense increased $13.0 million to $43.2 million for 2000 compared with $30.2 million in 1999, as a result of higher effective interest rates during 2000 and a higher average debt balance.

         OTHER INCOME (LOSS), NET

         Other income (loss), net, was a loss of $6.1 million in 2000 compared to income of $14.7 million in 1999. The loss in 2000 was due primarily to foreign exchange losses and recognition of a $5.2 million loss due to a permanent decline in market value on available-for-sale securities, partially offset by equity income in unconsolidated subsidiaries. The income in 1999 was primarily due to Hurricane Mitch insurance recoveries of $13.5 million.

         PROVISION FOR INCOME TAXES

         Provision for income taxes decreased from $14.7 million in 1999 to $2.9 million in 2000 primarily due to a decrease in taxable income in North America and Europe.

1999 COMPARED WITH 1998

         NET SALES

         In 1999 net sales were $1,743.2 million compared with $1,600.1 million for 1998, an increase of 9%. The increase in net sales of $143.1 million was primarily the result of higher sales volume of our major product categories, bananas and other fresh produce, partially offset by lower per unit sales prices of bananas.

         Net sales of bananas increased 6% in 1999 compared with 1998, as a result of increased sales volume in Europe and North America and higher per unit sales prices in the Asia-Pacific region, partially offset by lower per unit sales prices in Europe and North America. Banana unit sales volume increased 11% in 1999 compared with 1998 due primarily to unit sales volume gains in the North American and European markets of 22% and 9%, respectively. The increase in unit sales volume in North America and Europe resulted primarily from incremental purchases from independent growers. The decrease in per unit sales pricing in Europe and North America resulted from an oversupply in these markets.

         Net sales of other fresh produce increased 10% in 1999 compared with 1998 primarily due to higher unit sales volume in Europe and North America of 14% and 7%, respectively, partially offset by lower per unit sales prices. The increase in unit sales volume in Europe and North America resulted from the conversion and expansion of an existing pineapple plantation in Costa Rica.

         Our net sales in 1999 were positively impacted by the weakening of the dollar versus the Japanese yen, partially offset by the strengthening of the dollar against European currencies for which we receive sales proceeds.

         COST OF PRODUCTS SOLD

         Cost of products sold was $1,592.6 million for 1999 compared with $1,405.4 million for 1998, an increase of 13%. The increase in cost of products sold was principally attributable to the increased unit sales volume.

         GROSS PROFIT

         Gross profit was $150.6 million for 1999 compared with $194.7 million for 1998, a decrease of $44.1 million or 23%. As a percentage of net sales, gross profit decreased from 12.2% in 1998 to 8.6% in 1999 and was negatively impacted by lower per unit sales price of bananas in North America and Europe. The negative impact of per unit banana sales prices was partially offset by higher net sales in the other fresh produce combined with reduced cost of ocean freight on a per unit basis.

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

SEASONALITY

         In part as a result of seasonal sales price fluctuations, we have historically realized most of our net sales and a substantial majority of our gross profit during the first two calendar quarters of the year. The sales prices of any fresh produce item fluctuate throughout the year due to the supply of and demand for that particular item as well as the pricing and availability of other fresh produce items, many of which are seasonal in nature. For example, the production of bananas is continuous throughout the year and production is usually higher in the second half of the year, but the demand for bananas varies because of the availability of other fruit. As a result, demand for bananas is seasonal and generally results in higher sales prices during the first six months of the calendar year. We make most of our sales of deciduous fruits during the off-season from November to May. In the melon market, the entry of many growers selling unbranded or regionally branded melons during the peak North American and European melon growing season results in greater supply, and therefore lower sales prices, from June to October. These seasonal fluctuations are illustrated in the following table, which presents certain unaudited quarterly financial information for the periods indicated:

                                                                         Year Ended
                                                           ------------------------------------
                                                           December 31,            December 29,
                                                               1999                   2000
                                                           ------------            ------------
        NET SALES:
            First quarter.....................               $  493.4                $  536.1
            Second quarter....................                  476.2                   516.2
            Third quarter.....................                  369.1                   395.8
            Fourth quarter....................                  404.5                   411.2
                                                             --------                --------
                TOTAL.........................               $1,743.2                $1,859.3
                                                             ========                ========

        GROSS PROFIT:
            First quarter....................                $   64.9                $   71.3
            Second quarter...................                    54.2                    48.3
            Third quarter....................                    26.2                    21.9
            Fourth quarter...................                     5.3                    25.4
                                                             --------                --------
                TOTAL........................                $  150.6                $  166.9
                                                             ========                ========



LIQUIDITY AND CAPITAL RESOURCES

         Net cash provided by operating activities for 2000 was $98.5 million, an increase of $59.6 million from 1999. The increase in net cash provided by operating activities is primarily attributable to lower balances of inventory, prepaid expenses and other current assets and a reduction in the growth of accounts receivable, combined with changes in other noncurrent assets and liabilities.

         Net cash provided by operating activities for 1999 was $38.9 million, a decrease of $25.1 million from 1998. The decrease in net cash provided by operating activities is primarily attributed to an increase in inventory, partially offset by an increase in depreciation and amortization.

         Net cash used in investing activities was $81.2 million for 2000, $172.3 million for 1999 and $69.1 million for 1998. The use of cash for 2000, 1999 and 1998 was primarily attributable to capital expenditures and purchases of subsidiaries. Capital expenditures were $75.5 million for 2000, $100.8 million for 1999 and $53.8 million for 1998. Capital expenditures in 2000, 1999 and 1998 were primarily for expansion of our production and distribution facilities and the purchase of pre-owned refrigerated vessels.

         Purchase of subsidiaries, net of cash acquired, totaled $9.9 million for 2000, $67.7 million for 1999, and $11.4 million for 1998. Purchase of subsidiaries in 2000 was primarily for fresh-cut operations in the U.S. and a fresh produce distribution operation in the U.K., for 1999 it was primarily for the acquisition of BMB, a Belgian marketing company. Purchase of subsidiaries in 1998 was primarily for the acquisition of a 62% interest in National Poultry Company PLC, a Jordanian publicly traded company, engaged in the poultry business.

         Net cash used in financing activities for 2000 of $37.7 was primarily for net payments on long-term debt. Net cash provided by financing activities for 1999 of $144.5 million was primarily attributed to borrowing under our revolving credit facility. Net cash used in financing activities for 1998 of $48.2 million was principally attributed to net payments on short-term borrowings, the redemption of the remaining N.V. Notes and the cash payment made as part of the IAT transaction, partially offset by net proceeds from the issue of long-term debt under our revolving credit facility.

         On May 19, 1998, FDP N.V. completed a tender offer to purchase $200.0 million of the outstanding N.V. Notes and solicitation of consents to certain proposed amendments to the indenture under which the N.V. Notes were issued. We purchased $196.8 million of the N.V. Notes in the tender offer, which we funded by a drawdown of $207.9 million under a revolving credit facility. This revolving credit facility, which expires on May 19, 2003, replaced our $100 million revolving credit facility. The remaining N.V. Notes were redeemed during June 1998 at a redemption price of $1,050 for each $1,000 principal amount of N.V. Notes being redeemed, plus accrued interest to the date of redemption. Completion of the tender offer and the redemption resulted in an extraordinary charge of $18.1 million.

         On December 15, 1998, the revolving credit facility was amended to increase the borrowing level to $389.0 million and on May 20, 1999, the revolving credit facility was amended again to increase the borrowing level to $450.0 million. Outstanding borrowings at December 29, 2000 were $246.3 million, bearing interest at a weighted average interest rate of 9.22%. See "Financial Information--Description of Revolving Credit Facility."

         On May 10, 2000, we amended the $450.0 million revolving credit facility to include a five-year term loan (Term Loan) of $135.0 million giving us a total borrowing capacity under this facility of $585.0 million. The Term Loan has similar terms and conditions as the revolving credit facility, is payable in quarterly installments of $3.4 million which commenced in September 2000, and bears interest based on a spread over LIBOR (9.66% at December 29, 2000). The Term Loan matures on May 10, 2005 with a balloon payment of $70.9 million. We used the total proceeds from the $135.0 million Term Loan to pay down a portion of the outstanding balance on the $450.0 million five-year revolving credit facility. The unpaid balance at December 29, 2000 of the Term Loan was $128.2 million.

         In connection with the revolving credit facility, we entered into an interest rate swap agreement expiring in 2003 with Rabobank International in order to limit the effect of the increase in interest rates on a portion of the revolving credit facility. The nominal amount of the swap decreases over its life from $150 million in the first three months to $53.6 million in the last three months. The cash differentials paid or received on the swap agreement are accrued and recognized as adjustments to interest expense. Interest income related to the swap agreement for 2000 was $0.3 million. Interest expense related to the swap agreement for 1999 and 1998 was $0.9 million and $0.7 million, respectively.

         At December 29, 2000, we had $451.0 million in committed working capital facilities, of which $202.1 million was available. The major portion of these facilities is represented by the $450.0 million revolving credit facility. At December 29, 2000, $2.2 million of available credit was applied towards the issuance of letters of credit.

         As of December 29, 2000, we had $485.1 million of long-term debt and capital lease obligations, including the current portion, consisting of $246.3 million related to the revolving credit facility, $128.2 million related to the Term Loan, $74.3 million of long-term debt related to refrigerated vessel loans, $12.8 million of other long-term debt and $23.5 million of capital lease obligations.

         We believe that cash generated from operations and available borrowings will be adequate to cover our cash needs during 2001. This belief is based primarily on the additional borrowings available under our $450.0 million revolving credit facility and our 2001 operating plans.

OTHER

         We are involved in several legal and environmental matters which, if not resolved in our favor, could require significant cash outlays and could have a material adverse effect on our results of operations, financial condition and liquidity. See "Business Overview--Environmental Matters" and "Legal Proceedings."

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

         RESEARCH AND DEVELOPMENT

         We have ongoing research and development projects. Major projects include reducing the cost and chemical risk of pesticides, using natural biological agents to control pests and diseases, testing new banana, pineapple and other fruit varieties for improved crop yield and resistance to wind damage, increasing the productivity of low-grade soils for improved banana growth and experimenting with various other types of produce. Our research and development expenses were $1.9 million in 2000, $2.0 million in 1999 and $1.5 million in 1998.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

The names and positions of our directors and senior management are as follows:


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

Hani El-Naffy...........................  President, Director and Chief Operating      December 20, 1996
                                          Officer

John F. Inserra.........................  Executive Vice President and Chief           December 7, 1994
                                          Financial Officer

M. Bryce Edmonson.......................  Senior Vice President-North America          January 4, 1997

Jean-Pierre Bartoli.....................  Senior Vice President-Europe and Africa      April 1, 1997

Randolph Breschini......................  Vice President-Asia-Pacific                  May 19, 1998

Jose Antonio Yock.......................  Senior Vice President - Central America      July 20, 1994

Jose Luis Bendicho......................  Vice President - South America.              March 30, 2000

Sergio Mancilla.........................  Senior Vice President-Shipping Operations    January 4, 1997

Dr. Thomas Young........................  Vice President-Research Development &        January 15, 2001
                                          Agricultural Services

Zoltan Pinter...........................  Vice President, General Counsel and          July 16, 1999
                                          Secretary

Marissa R. Tenazas......................  Vice President-Human Resources               May 1, 1999

Antolin D. Saiz.........................  Vice President-Internal Audit                May 24, 1999

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

-------------------

         (1) Officers who held positions with us prior to December 20, 1996 held those positions with FDP N.V.

         MOHAMMAD ABU-GHAZALEH -- CHAIRMAN OF THE BOARD, DIRECTOR AND CHIEF EXECUTIVE OFFICER. Mr. Abu-Ghazaleh has served as our Chairman of the Board of Directors and Chief Executive Officer since December 1996. He was also the President and Chief Executive Officer of IAT Group Inc. Mr. Abu-Ghazaleh was President and Chief Executive Officer of United Trading Company from 1986 to 1996. Prior to that time, he was General Manager for Metico (Dubai) from 1976 to 1986 and General Manager for Metico (Kuwait) from 1967 to 1975.

         HANI EL-NAFFY -- PRESIDENT, DIRECTOR AND CHIEF OPERATING OFFICER. Mr. El-Naffy has served as our President, Director and Chief Operating Officer since December 1996. Prior to that time, he served as Executive Director for United Trading Company from 1986 until December 1996. From 1976 to 1986, he was the President and General Manager of T.C.A. Shipping.

         JOHN F. INSERRA -- EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER. Mr. Inserra has served as our Executive Vice President and Chief Financial Officer since December 1994. In April 1993, he was named our Controller and in July 1994, he became our Vice President and Controller. Between 1989 and April 1993, Mr. Inserra was the Controller of Del Monte Tropical Fruit Company.

         M. BRYCE EDMONSON -- SENIOR VICE PRESIDENT-NORTH AMERICA. Mr. Edmonson has served as our Senior Vice President-North America since January 1997. Prior to that time, he was our Vice President-Sales and Marketing for North America from September 1995 to January 1997, and our Director of Del Monte melon operations from 1990 to 1995. From 1987 to 1990, Mr. Edmonson was our Director of North American Product Management.

         JEAN-PIERRE BARTOLI -- SENIOR VICE PRESIDENT-EUROPE AND AFRICA. Mr. Bartoli has served as our Senior Vice President-Europe & Africa since April 1997. Prior to that time, he served as our Financial Director for the European and African region from 1990 to 1997. Mr. Bartoli held various financial positions in our European operations from 1983 to 1990.

         RANDOLPH BRESCHINI -- VICE PRESIDENT-ASIA-PACIFIC. Mr. Breschini has served as our Vice President-Asia-Pacific since March 1998. Prior to that time, he was the Chief Executive Officer and General Manager for the California 38th District Agricultural Association from 1997 to 1998 and General Manager for Hunt Wesson, Inc. from 1994 to 1996. From 1984 to 1994, Mr. Breschini held various senior operational management positions with Dole Fruit Company.

         JOSE ANTONIO YOCK -- SENIOR VICE PRESIDENT-CENTRAL AMERICA. Mr. Yock has served as our Senior Vice President-Central and South America since July 1994. Prior to that time, he was our Vice President-Finance for the Latin American region from June 1992 to July 1994. Mr. Yock joined Fresh Del Monte in April 1982 and has served in several financial management positions.

         JOSE LUIS BENDICHO -- VICE PRESIDENT - SOUTH AMERICA. Mr. Bendicho has served as our Vice President - South America since March 2000. From September 1998 until March 2000, he served as our Finance Regional Director - Chile. From 1997 through 1998, Mr. Bendicho served as our Manager of the Administration and Finance Division. Prior to 1997, Mr. Bendicho was with United Trading Company Desarollo y Comercio S.A. a fresh fruit exporter - as Administration and Finance Manager.

         SERGIO MANCILLA -- SENIOR VICE PRESIDENT-SHIPPING OPERATIONS. Mr. Mancilla has served as our Senior Vice President-Shipping Operations since January 1997. Prior to that time, he was General Manager for Maritima Altisol, Ltd. from October 1990 to December 1996. From January 1981 through October 1990, Mr. Mancilla was Master Officer with several Chilean shipping companies.

         DR. THOMAS YOUNG -- VICE PRESIDENT - RESEARCH, DEVELOPMENT AND AGRICULTURAL SERVICES. Dr. Young joined us in January 2001, from Syngenta Corporation, formerly Novartis Crop Protection, where he served in a variety of R&D positions coordinated national and international research programs involving plant disease control on vegetable, field, fruit and ornamental crops. He received his Ph.D. from the University of Florida in 1975.

         ZOLTAN PINTER -- VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY. Mr. Pinter has served as our Vice President, General Counsel and Secretary since July 16, 1999. From 1998 to 1999, Mr. Pinter served as our Associate General Counsel and Assistant Secretary. Prior to joining Fresh Del Monte, he served as General Counsel and Secretary for IAT Group Inc. from 1997 to 1998. From 1994 to 1997, Mr. Pinter was a senior associate with Adorno & Zeder, P.A and an associate with Popham Haik Schnobrich and Kaufman, Ltd. from 1991 to 1994. From 1989 to 1991, Mr. Pinter worked as a law clerk including a clerkship for the Honorable Thomas E. Scott, United States District Court Judge for the Southern District of Florida. From 1983 to 1989, Mr. Pinter held various positions with big five accounting firms.

         MARISSA R. TENAZAS -- VICE PRESIDENT-HUMAN RESOURCES. Ms. Tenazas has served as our Vice President-Human Resources since May 1, 1999. From December 1996 to April 1999, she served as our Senior Director Human Resources. From 1989 to 1996, she served as Personnel Manager for Suma Fruit International (USA), Inc. Prior to that time, Ms. Tenazas held various management positions for companies in Manila, Philippines.

         ANTOLIN D. SAIZ -- VICE PRESIDENT - INTERNAL AUDIT . Mr. Saiz has served as our Vice President - Internal Audit since May 1999. From March 1996 until April 1999, he served as the Controller for Latin America for the Inacom Corporation. From 1993 through 1996, Mr. Saiz served in Financial Controllership roles for the Wackenhut and LifeFleet Corporations. Prior to that time, Mr. Saiz served as an Audit Manager with BDO Seidman, CPAs.

         AMIR ABU-GHAZALEH -- DIRECTOR. Mr. Abu-Ghazaleh has served as our Director since December 1996. He is currently the General Manager for Abu-Ghazaleh International Company and has held this position since April 1987. He has also served as the General Manager for Ahmed Abu-Ghazaleh & Sons Company since April 1979. From 1987 to April 1995, Mr. Abu-Ghazaleh was employed by Metico (Dubai) as General Manager.

         MAHER ABU-GHAZALEH -- DIRECTOR. Mr. Abu-Ghazaleh has served as our Director since December 1996. He is presently the Managing Director of Suma International General Trading and Contracting Company. Prior to this, he served as the General Manager of Metico (Kuwait) from 1975 to 1995, and as its Commercial Manager from 1971 to 1975.

         MARVIN P. BUSH -- DIRECTOR. Mr. Bush has served as our Director since January 1998. He is a co-founder and the Managing Director of Winston Partners Group, a private investment firm based in Vienna, Virginia. He is also Managing General Partner of Winston Growth Fund, L.P., Winston International Growth Fund, L.P., Winston Small Cap Growth Fund, L.P., and a series of private equity investment partnerships. Mr. Bush also serves on the Board of Directors of Kerrco, Inc. and HCC Insurance Holdings, Inc.

         STEPHEN L. WAY -- DIRECTOR. Mr. Way has served as our Director since January 1998. He is the Chairman and Chief Executive Officer of HCC Insurance Holdings, Inc., a New York Stock Exchange company which he founded in 1974.

         JOHN H. DALTON -- DIRECTOR. Mr. Dalton has served as our Director since May 1999. He is the Chairman and Chief Executive Officer of Metal Technology, Inc. He has held three presidential appointments. Mr. Dalton served as Secretary of the Navy from July 1993 through November 1998. Prior to serving as Secretary of the Navy he served as a member and chairman of the Federal Home Loan Bank Board from December 1979 through July 1981. Before being appointed to the Bank Board, Mr. Dalton held the position of President of the Government National Mortgage Association of the U.S. Department of Housing and Urban Development from April 1977 through April 1979. Mr. Dalton also serves on the Board of Directors of Niagra Mohawk Holdings, Inc., Trans Technology, Inc., Metal Technology, Inc. and the Cantor Exchange & IPG Photonics Corp.

         EDWARD L. BOYKIN -- DIRECTOR. Mr. Boykin has served as our Director since November 1999. Following a 30-year career with Deloitte & Touche LLP., Mr. Boykin retired in 1991 and is currently a private consultant and serves on several corporate boards.


         Mr. Mohammad Abu-Ghazaleh, Mr. Amir Abu-Ghazaleh and Mr. Maher Abu-Ghazaleh are brothers and, together with other members of the Abu-Ghazaleh family, are shareholders of IAT Group Inc, our principal shareholder (See - Major Shareholders). The Abu-Ghazaleh's are brothers and control the registrant. There are no other family relationships among any of the directors or executive officers.

COMPENSATION

         The aggregate compensation expense with respect to services rendered by all directors and senior management of our Company as a group during 2000 was $4.4 million. This amount includes the expense attributable to an incentive payment made annually under an agreement. Under the agreement, the annual incentive payment is equal to the sum of (1) 2% of the amount, up to $20 million, of our consolidated net income and (2) 1 1/2% of the amount of our consolidated net income above $20 million.

         During 2000, we contributed or accrued an aggregate of $35,990 for the accounts of our executive officers under an incentive savings and security plan (the "Savings Plan"). The Savings Plan is a defined contribution pension plan that is qualified under Section 401(k) of the Internal Revenue Code of 1986. We make matching contributions for the accounts of participants in the Savings Plan generally equal to 50% of the contributions made by each such participant to the Savings Plan up to 6% of an employee's compensation. We also maintain certain tax-qualified defined benefit pension plans and supplemental non-qualified defined benefit pension plans.

BOARD PRACTICES

         Our board of directors is divided into three classes, as nearly equal in number as possible, with each Director serving a three-year term and one class being elected at each year's annual general meeting of shareholders. Mr. Amir Abu-Ghazaleh, Mr. Stephen Way and Mr. Edward Boykin are in the class of directors whose term expires at the 2001 annual general meeting of our shareholders. Mr. Maher Abu-Ghazaleh and Mr. Marvin Bush are in the class of directors whose term expires at the 2002 annual general meeting of our shareholders. Mr. Mohammad Abu-Ghazaleh, Mr. Hani El-Naffy and Mr. John Dalton are in a class of directors whose term expire at the 2003 annual shareholders meeting. At each annual general meeting of our shareholders, successors to the class of directors whose term expires at such meeting will be elected to serve for three-year terms and until their successors are elected and qualified.

         Senior management are appointed by, and serve at the discretion of, our board of directors.

         Our board of directors has established a compensation committee and an audit committee whose members are comprised solely of directors independent of our management. The compensation committee establishes salaries, incentives and other forms of compensation for our directors and officers and recommends policies relating to our benefit plans. The audit committee oversees the engagement of our independent auditors and, together with our independent auditors, reviews our accounting practices, internal accounting controls and financial results. The audit committee members are Mr. Edward Boykin, Mr. Marvin Bush and Mr. John Dalton.

EMPLOYEES

         At year-end 2000, we employed a total of approximately 19,000 persons worldwide, substantially all of whom are year-round employees. Approximately 18,000 of these persons are employed in production locations and approximately 11,000 are unionized.

         At year-end 1999 and 1998, we employed a total of approximately 20,000 persons worldwide, substantially all of whom were year-round employees. Approximately 19,000 of these persons were employed in production locations and approximately 12,000 were unionized.

         We believe that our overall relationship with our employees and unions is satisfactory.

SHARE OWNERSHIP

         SHARE OWNERSHIP OF DIRECTORS AND SENIOR MANAGEMENT

         As of December 29, 2000, the aggregate number of our ordinary shares beneficially owned by our directors and senior management was 5,952,125. This number includes options to purchase an aggregate of 1,156,000 ordinary shares under our Option Plans.

         EMPLOYEE STOCK OPTION AND INCENTIVE PLAN

         Effective immediately prior to the closing of our initial public offering in October 1997, we adopted the 1997 Share Incentive Plan (the "1997 Plan") which provides for options to purchase an aggregate of 2,380,030 ordinary shares to be granted to non-employee directors and employees of our company who are largely responsible for the management, growth and protection of our business of Fresh Del Monte and its subsidiaries ("eligible persons") in order to provide the eligible persons with incentives to continue with Fresh Del Monte and to attract personnel with experience and ability. On May 11, 1999, our shareholders approved and ratified and our Board of Directors adopted the 1999 Share Incentive Plan (the "1999 Plan"), which provides for options to purchase and aggregate of 2,000,000 ordinary shares to be granted to eligible persons. Each option has an exercise price per share equal to the fair market value of an ordinary share on the grant date, became exercisable with respect to 20% of the ordinary shares subject to the option on the date of grant and will become exercisable with respect to an additional 20% of the shares on each of the next four anniversaries of such date and will terminate ten years after the date of grant (unless earlier terminated under the terms of the 1997 Plan).

         The following table shows the options for ordinary shares outstanding as of March 2, 2001 under the 1997 and 1999 Plans:

     Number of Options
        Outstanding           Exercise Price Per Share        Expiration Date
     -----------------        ------------------------        ---------------

          1,018,000                     $16.00                 October 2007
             90,000                     $14.21875              January 2008
            450,000                     $15.6875                March 2009
             30,000                     $8.375                 November 2009
          1,374,000                     $9.2813                November 2009
            120,000                     $7.875                  March 2010


ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

         In our Memorandum and Articles of Association, our authorized share capital consists of 200,000,000 ordinary shares having a par value of $0.01 per share, of which 53,763,600 shares were issued and outstanding as of March 2, 2001, and 50,000,000 preferred shares having a par value of $0.01 per share, none of which have been issued.

         The following table sets forth certain information as of March 2, 2001, with respect to each shareholder known to us to own more than 5% of our ordinary shares and with respect to the ownership of ordinary shares by all directors and officers of our company as a group. The information in the table has been calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934.


Person or Group                                           Number of Shares Owned                  Percent of Class
---------------                                           ----------------------                  ----------------
IAT Group Inc.(1)(2).........................                   30,972,836                                  57.6%
The estate of Ahmed Abu-Ghazaleh (2)(3)......                   30,972,836                                  57.6
Sumaya Abu-Ghazaleh (2)(3)...................                   30,972,836                                  57.6
Mohammad Abu-Ghazaleh (2)(4)(5)..............                   33,368,341                                  62.1
Oussama Abu-Ghazaleh (2)(4)(5)...............                   31,756,075                                  59.1
Maher Abu-Ghazaleh (2)(3)(5).................                   31,756,075                                  59.1
Amir Abu-Ghazaleh (2)(3)(5)..................                   32,032,217                                  59.6
All directors and officers as a group
(19 persons) (6)............................                    36,924,961                                  68.7%

------------------
(1) The registered office address of IAT Group Inc. is c/o Walkers, Walker House, First Floor, Mary Street, P.O. Box 265, George Town, Grand Cayman, Cayman Islands.
(2) The estate of Ahmed Abu-Ghazaleh and Sumaya Abu-Ghazaleh, Mohammad Abu-Ghazaleh, Oussama Abu-Ghazaleh, Maher Abu-Ghazaleh and Amir Abu-Ghazaleh beneficially own 20%, 10%, 17.5%, 17.5%, 17.5% and 17.5%, respectively of IAT Group Inc.'s outstanding voting equity securities. Mr. Ahmed Abu-Ghazaleh passed away on August 14, 2000. His estate is currently in the process of being distributed in accordance with the applicable law. Individually, no Abu-Ghazaleh family member owns a controlling interest in IAT Group Inc.; however, because each of the IAT Group Inc. shareholders votes with other family members, the Abu-Ghazaleh family jointly controls IAT Group Inc. As a result, the individual

         Abu-Ghazaleh family members may be deemed to beneficially own the ordinary shares directly owned by IAT Group Inc. and to share voting and dispositive power with respect to the ordinary shares directly owned by IAT Group Inc. However, because no one individual Abu-Ghazaleh family member owns a controlling interest in IAT Group Inc., but rather the family members must act in concert to control IAT Group Inc., no individual Abu-Ghazaleh family member has the sole power to vote or to direct the voting of, or the sole power to dispose or to direct the disposition of, any ordinary shares directly owned by IAT Group Inc.
(3) The business address of the estate of Ahmed Abu-Ghazaleh and Sumaya Abu-Ghazaleh, Maher Abu-Ghazaleh and Amir Abu-Ghazaleh is c/o Ahmed Abu-Ghazaleh & Sons Co. Ltd., No. 18, Hamariya Fruit & Vegetable Market, Dubai, United Arab Emirates.
(4) The business address of Mohammad Abu-Ghazaleh and Oussama Abu-Ghazaleh is c/o Del Monte Fresh Produce (Chile) S.A., Avenida Santa Maria 6330, Vitacura, Santiago, Chile.
(5) Includes 30,972,836 ordinary shares owned directly by IAT Group Inc. which each of the named individuals may be deemed to beneficially own indirectly by virtue of their ownership interest in IAT Group Inc.
(6) Includes (1) 30,972,836 shares owned directly by IAT Group Inc. which each of Mohammad Abu-Ghazaleh, Maher Abu-Ghazaleh and Amir Abu-Ghazaleh may be deemed to beneficially own indirectly by virtue of his ownership interest in IAT Group Inc., (2) an aggregate of 4,796,125 shares owned directly by certain directors and officers and (3) an aggregate of 1,156,000 ordinary shares subject to vested and currently exercisable options held by certain directors and officers.

RELATED PARTY TRANSACTIONS

         In the past, we have engaged in and may continue to engage in transactions with our directors, officers, principal shareholders and their respective affiliates. The terms of these transactions are typically negotiated by one or more of our employees who are not related parties using the same model agreements and business parameters that apply generally to our third-party transactions.

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

         In connection with the IAT transaction, our board of directors established a special committee comprised of disinterested outside directors to evaluate and negotiate at arm's-length the terms of the acquisition. The special committee retained its own legal and financial advisors and unanimously approved the transaction. Additionally, at a special meeting of our shareholders held to consider the acquisition, a substantial majority of our public shareholders (excluding our controlling shareholders) voted to approve the acquisition. Because our Articles of Association and Cayman Islands law required that holders of a majority of all of the outstanding shares approve the acquisition, the members of the Abu-Ghazaleh family, rather than abstaining from voting, voted the shares beneficially owned by them for and against the acquisition in the same proportion that all other shares were voted.

ITEM 8. FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

        CONSOLIDATED FINANCIAL STATEMENTS

         Our financial statements and schedule set forth in the accompanying Index to Consolidated Financial Statements and Supplemental Financial Statement
Schedule included in this report following Part III beginning on pages F-1 and S-1, respectively, are hereby incorporated in this Report by reference. Our consolidated financial statements and schedule are filed as part of this Report.

         DESCRIPTION OF REVOLVING CREDIT FACILITY

         The following is a summary of the revolving credit agreement entered into by Fresh Del Monte and certain of its subsidiaries, as amended to date (the "Revolving Credit Agreement"). The summary does not purport to be complete and is subject to, and qualified by reference to, the provisions of the Revolving Credit Agreement which we have filed with the Securities and Exchange Commission. Capitalized terms used but not defined below have the meanings indicated in the Revolving Credit Agreement.

Borrowers:......................      Fresh Del Monte; Global Reefer Carriers,
                                      Ltd.; Del Monte Fresh Produce (UK) Ltd.;
                                      Wafer Limited; Del Monte Fresh Produce
                                      International Inc.; Del Monte Fresh
                                      Produce N.A., Inc.;

Lenders:........................      Cooperatieve Centrale Raiffeisen-
                                      Boerenleenbank B.A., "Rabobank Nederland,"
                                      New York Branch ("Rabobank"); ABN Amro
                                      Bank N.V., New York Branch; Union Bank of
                                      California, N.A.; Christiana Bank OG
                                      Kreditkasse ASA New York Branch; Wachovia
                                      Bank; Bank of America; The Fuji Bank
                                      Limited; Deutsche Financial Services;
                                      Banque Francaise de L'Orient; Harris Trust and Savings Bank; Banque Nationale de
                                      Paris Chicago branch; First Union National
                                      Bank; AGFirst Farm Credit Bank; Barclays
                                      Bank PLC; SunTrust Bank N.A.; US Bancorp;
                                      Artesia Bank Luxembourg; Banque Artesia
                                      Netherlands; Farm Credit of Wichita; and
                                      Farm Credit Services of America.

Agent:..........................      Rabobank.

Facility:.......................      $450 million revolving credit facility
                                      including a letter of credit facility of up to $35 million; a swing line facility of up to $15 million; and a foreign exchange contract facility of up to $20 million (increased by $5 million in May of each year, commencing May 1, 1999).

Term Loan:......................      $135 million term loan entered into
                                      May 10, 2000 (reduced by quarterly
                                      principal payments of $3.4 million
                                      commencing on September 30, 2000 and each quarter thereafter.)

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

Termination Date:...............      Earlier of (1) May 19, 2003 or (2)
                                      termination of the facility commitment
                                      pursuant to the Revolving Credit
                                      Agreement. The Term Loan matures on May
                                      10, 2005 with a balloon payment of
                                      $70.9million.

Interest Rate:..................      Base Rate advances bear interest at the
                                      greater of (1) Rabobank's base rate from time to time and (2) 0.50% per annum above the Federal Funds Rate. LIBO Rate advances bear interest at a rate based on the London interbank offered rate plus a spread that varies between 0.75% and 2.75%. The spread for LIBO Rate advances is determined quarterly based on the level of our Leverage Ratio for that fiscal quarter along with the three immediately preceding fiscal quarters and was 2.50% for the fourth quarter of 2000. The Term
                                      Loan commitment advances bear interest at a rate based on the LIBO Rate plus a spread that varies between 1.25% and 3.25%.

Commitment Fee:.................      Varies between 0.25% and 0.50% per annum
                                      on the average daily Unused Commitment,
                                      payable monthly in arrears. The rate is
                                      determined quarterly based on the level of our Leverage Ratio.

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

Financial Covenants:............      The following financial covenants apply
                                      to Fresh Del Monte and our Subsidiaries:

                                      MAXIMUM LEVERAGE RATIO. Maintenance of a ratio of Consolidated Total Debt to Consolidated EBITDA for each fiscal quarter along with the three immediately preceding fiscal quarters, of not more than 5.75 to 1.0 through March 2001, 4.50 to 1.0 through June 2001 and 3.75 to 1.0 from September 2001 and thereafter.

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

                                      MINIMUM INTEREST COVERAGE. Maintenance of a ratio of Consolidated EBITDA to Consolidated interest expense for each fiscal quarter indicated below along with the three immediately preceding fiscal quarters, of not less than 2.0 to 1.0 through March 2001 and 2.5 to 1.0 from June 2001 and thereafter.

                                      MINIMUM FIXED CHARGES COVERAGE RATIO.
                                      Maintenance of a Fixed Charges Coverage
                                      Ratio for each fiscal quarter along with the three immediately preceding fiscal quarters, of not less than .60 to 1.0 through March 2001, 1.0 to 1.0 through June 2001, 1.15 to 1.0 through September 2001, 1.20 to 1.0 through September 2002 and 1.25 to 1.0 for December 2002 and thereafter.

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

         On February 16, 1999, two of our U.S. subsidiaries were purportedly served in the Philippines in an action entitled DAVAO BANANA PLANTATION WORKERS' ASSOCIATION OF TIBURCIa, INC. V. SHELL OIL CO., ET AL. The action is brought by a Banana Workers' Association purportedly on behalf of its 34,852 members for injuries they allege to have incurred as a result of DBCP exposure. At this time, it is not known how many, if any, of the Association's members are claiming against our subsidiaries and whether these are the same individuals who have already settled their claims against our subsidiaries. Our subsidiaries filed motions to dismiss the action and for reconsideration on jurisdictional grounds, which were denied. Accordingly, our subsidiaries answered the plaintiffs' complaint denying all the plaintiffs' allegations. Our United States subsidiaries have not settled the DBCP claims of approximately 3,500 claimants represented by different counsel who have filed actions in Mississippi in 1996 and Hawaii in 1997. Each of those actions was dismissed by federal district court on grounds of FORUM NON CONVENIENS in favor of the courts of the plaintiffs' home countries. In each case, the plaintiffs appealed the dismissal. On January 19, 2001, the Court of Appeals for the Fifth Circuit affirmed the dismissal of our subsidiary for FORUM NON CONVENIENS and lack of personal jurisdiction for the Mississippi actions. The Hawaiian plaintiffs' appeal of the dismissal remains pending.

         On October 19, 2000, the Court of Appeals for the Fifth Circuit affirmed the dismissal of 23 non settling defendants who had filed actions in the United States District Court in Houston, Texas. As a result, the 23 plaintiffs who did not accept the settlement are precluded from filing any new DBCP actions in the United States.

         On June 19, 1995, a group of several thousand plaintiffs in an action entitled LUCAS PASTOR CANALES MARTINEZ, ET AL. V. DOW CHEMICAL CO. ET AL. sued one our subsidiaries along with several other defendants in the District Court for the Parish of St. Charles, Louisiana asserting claims similar to those arising in the Texas cases arising from the alleged exposure to DBCP. That action was removed to the United States District Court in New Orleans and was subsequently remanded in September 1996. Our subsidiary has answered the complaint and asserted substantial defenses. Following the decision of the United States Court of Appeals for the Fifth Circuit in the Texas actions, this action was re-removed to federal court in November 2000.

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

HAWAIIAN LITIGATION

         On December 4, 2000, the Honolulu Board of Water Supply (Board) amended its complaint (the complaint did not include Fresh Del Monte as a defendant) in state court to include one of our subsidiaries as one of several defendants for alleged contamination of certain water wells in Honolulu, Hawaii. In January 2001, the Board agreed to dismiss our subsidiary without prejudice. The parties are in the process of filing the dismissal.

         On January 8, 2001, local residents of Honululu, Hawaii amended their complaint (the complaint did not include Fresh Del Monte as a defendant) in federal court to include one of our subsidiaries as one of several defendants for injuries allegedly caused by consuming contaminated water. Our subsidiary is in the process of filing its denial of all the Plaintiffs' claims and asserting substantial defenses.

KUNIA WELL SITE

         In 1980, elevated levels of certain chemicals were detected in the soil and ground water at one of our subsidiaries' leased plantation in Hawaii (Kunia Well Site). Shortly thereafter, we discontinued the use of the Kunia Well site and provided an alternate water source to area well users and commenced our own voluntary cleanup operation. In 1993, the Environmental Protection Agency (EPA) identified the Kunia Well Site for potential listing on the National Priorities List (NPL) under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended. On December 16, 1994, the EPA issued a final rule adding the Kunia Well Site to the NPL. One of our subsidiaries entered into an order with the EPA for the Kunia Well Site on September 28, 1995. Under the terms of the order, our subsidiary submitted a remedial investigation report in November 1998 for review by the EPA. The remedial investigation report was approved by the EPA in February 1999. A final draft feasibility study was submitted for EPA review in December 1999, and our subsidiary expects that the feasibility study will be finalized by the first half of 2001.

         Based on the draft feasibility study submitted to the EPA in December 1999, the estimated remediation costs associated with this matter are expected to be between $4.2 million and $28.1 million (a portion of these estimates have been discounted using a 5% interest rate. The undiscounted estimates are between approximately $5.0 million and $30.0 million). As of December 29, 2000, we recorded a liability of approximately $4.2 million, which is included in other noncurrent liabilities in the accompanying balance sheet.

         In addition to the foregoing, we are involved from time to time in various claims and legal actions incident to our operations, both as plaintiff and defendant. In the opinion of management, after consulting with legal counsel, none of these other claims are currently expected to have a material adverse effect on us.

         DIVIDEND POLICY

         We have not declared or paid any cash or other dividends on our ordinary shares since our initial public offering in October 1997. Furthermore, because we are a holding company, our ability to pay dividends and to meet our debt service obligations depends primarily on receiving sufficient funds from our subsidiaries. It is possible that countries in which one or more of our subsidiaries are located could institute exchange controls which could prevent those subsidiaries from remitting dividends or other payments to us.

ITEM 9.  THE OFFER AND LISTING

ORDINARY SHARE PRICES AND RELATED MATTERS

         The Company's ordinary shares are traded solely on the New York Stock Exchange, under the symbol FDP, and commenced trading on October 24, 1997.

         The following table presents the high and low sales prices of the ordinary shares for the periods indicated as reported on the New York Stock Exchange Composite Tape:


                                                                     High                 Low
                                                                     ------              ------
FIVE MOST RECENT FINANCIAL YEARS
   Year ended December 26, 1997 (commencing  October 24,
   1997)..................................................           $18.00              $13.13
   Year ended January 1, 1999.............................           $23.63              $10.50
   Year ended December 31, 1999...........................           $21.00              $ 6.31
   Year ended December 29, 2000...........................           $ 9.94              $ 3.38

1999
   First quarter..........................................           $21.00              $15.25
   Second quarter.........................................           $18.44              $13.00
   Third quarter..........................................           $15.69              $10.56
   Fourth quarter.........................................           $11.38              $ 6.31

2000
   First quarter..........................................           $ 9.75              $ 6.75
   Second quarter.........................................           $ 9.94              $ 6.06
   Third quarter..........................................           $ 7.06              $ 5.38
   Fourth quarter.........................................           $ 6.48              $ 3.38

MOST RECENT SIX MONTHS
   September 2000.........................................           $ 6.56              $ 5.38
   October 2000...........................................           $ 6.44              $ 3.38
   November 2000..........................................           $ 5.56              $ 3.94
   December 2000..........................................           $ 4.63              $ 3.75
   January 2001...........................................           $ 6.50              $ 4.56
   February 2001..........................................           $ 8.89              $ 6.13


         As of December 29, 2000, there were 53,763,600 ordinary shares outstanding. We believe that approximately 30% of the outstanding ordinary shares were held by holders in the United States, as of February 20, 2001.

ITEM 10.  ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

         REGISTERED OFFICE

         The Company has been assigned registration number CR-68097 by the registrar of companies in the Cayman Islands. The registered office is located at Walkers, attorneys-at-law, P.O. Box 265 GT Walker House, Mary Street, George Town, Grand Cayman, Cayman Islands. The telephone number at that location is
(345) 949-0100.

         OBJECTS AND PURPOSE

         Paragraph 3 of the Amended and Restated Memorandum of Association (Memorandum of Association) provides that the objects and purpose of the Company is to perform all corporate activities not prohibited by any law as provided by
Section 6(4) of The Companies Law (1995 Revision).

         DIRECTORS

         Articles 82 and 83 of the Amended and Restated Articles of Association of the Company (Articles of Association) provide that a director may vote in respect of any contract or proposed contract or arrangement notwithstanding such director's interest and that such an interested director will not be liable to the Company for any profit realized through any such contract or arrangement.
Article 60 provides that directors' compensation shall from time to time be determined by the renumeration committee appointed by the board of directors in accordance with the Articles of Association. Article 74 provides that directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled property or any part thereof, to issue debentures, debenture stock and other securities wherever money is borrowed or as security for any debt, liability or obligation of the Company or of any third party. Such borrowing power can only be altered through an amendment of the Articles of Association. Article 61 provides that the directors of the Company are not required to own shares of the Company in order to serve as directors unless fixed by the Company at a shareholders'meeting.

         ORDINARY SHARES

         The Company's Memorandum of Association authorize the issuance of 200,000,000 ordinary shares with a par value of US$.01 per share. Upon issuance and once payment is received, the ordinary shares are fully paid and accordingly no further capital may be called for by the Company from any holder of the ordinary shares outstanding. Under Cayman Island law, non-residents may freely hold, vote and transfer ordinary shares in the same manner as Cayman Islands residents, subject to the provisions of The Companies Law (2000 Revision) and the Articles of Association. No Cayman Islands laws or regulations restrict the export or import or capital, or affect the payment of dividends to non-residents holders of the ordinary shares.

         DIVIDENDS

         The holders of ordinary shares are entitled to receive, when, as if declared by the board of directors of the Company out of legally available funds, dividends and other distribution in cash, shares or property of the Company. Dividends or distributions so declared by the Company's board of directors shall be paid ratably to the holders of ordinary shares.

         VOTING

         Except as provided by statute or the Articles of Association, holders of ordinary shares have the sole right and power to vote on all matters on which a vote of the Company's shareholders is to be taken. At every meeting of the shareholders, each holder of the ordinary shares is entitled to cast one vote provided such holder is present in person or by proxy for each ordinary share standing in its name as of the record date for such a vote.

         LIQUIDATION

         In case of the voluntary or involuntary liquidation, dissolution or winding up of the Company, after the payment of creditors of the Company, the remaining assets and funds of the Company available for distribution to the Company's shareholders shall be divided among and paid ratably to the holders of the ordinary shares.

         ELECTION AND REMOVAL OF DIRECTORS

         The holders of ordinary shares are entitled, by a majority vote of those present, to elect and remove directors from the board of directors of the Company. The Company has a classified board of directors serving staggered terms.

         PREFERRED SHARES

         The Memorandum of Association authorizes the issuance of 50,000,000 preferred shares with a par value of US$.01 per share. The Company's board of directors may, from time to time, direct the issuance of preferred shares in series and may, at the time of issue, determine the rights, preferences and limitations of each series. Satisfaction of any dividend preferences of outstanding preferred shares will reduce the amount of funds available for the payment of dividends on ordinary shares. Holders of the preferred shares may be entitled to received a preference payment in the event of any liquidation, dissolution or winding up of the Company before any payment is made to the holders of ordinary shares. Under certain circumstances, the issuance of preferred shares may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by the holder of a large block of the Company's securities or the removal of incumbent management.

         CERTAIN PROVISIONS OF THE ARTICLES OF ASSOCIATION HAVING THE EFFECT OF DELAYING, DEFERRING OR PREVENTING A CHANGE IN CONTROL

         The Articles of Association provide that shareholder action can only be taken at a general meeting of the shareholders and cannot be taken by written consent in lieu of a meeting. The Articles of Association provide that, except as otherwise required by law, general meetings of the shareholders can only be called pursuant to a resolution adopted by a majority of the board of directors or by the chairman of the board of directors. Shareholders are not permitted to call for a general meeting or require the board of directors to call for a meeting.

         The Articles of Association establish an advance notice procedure for shareholder proposals to be brought before a general meeting of shareholders of the Company, including proposed nominations of persons for election to the Board of Directors.

         Shareholders at a general meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a shareholder who was a shareholder of record on the record date of the meeting, who is entitled to vote at the meeting and who has provided or put forward a proposal or nomination for consideration at a general meeting in accordance with the Articles. Although the Articles of Association do not provide the board of directors the power to approve or disapprove shareholder nominations of candidates or proposals regarding other business to be conducted at a general meeting, they may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquiror from conducting solicitation proxies to elect its own slate of directors or otherwise to obtain control of the Company.

         Cayman Islands law provides that the affirmative vote of holders of at least two-thirds of the total votes eligible to be cast and present at any meeting and casted at a general meeting of the Company is required to amend, alter, change or repeal provisions of the Articles of Association. This requirement of a special resolution to approve amendments to the Articles of Association could enable a minority of the Company's shareholders to exercise veto power over any such amendments.

         The Articles of Association provide for the board of directors to be divided into three classes, as nearly equal in number as possible, serving staggered terms. Approximately one third of the board of directors will be elected each year.

MATERIAL CONTRACTS

         Other than the contracts listed under Item 19. Exhibits, in the past two years we have not entered into any material contracts other than contracts entered into in the ordinary course of our business.

EXCHANGE CONTROLS

         The Articles authorizes us to issue an aggregate of 200,000,000 ordinary shares with a par value of $0.01 per share. Of those 200,000,000 authorized ordinary shares, 53,763,600 shares were issued and outstanding as of March 2, 2001, all of which are fully paid or credited as fully paid. We may not call for any further capital from any holder of ordinary shares outstanding. Under Cayman Islands law, non-residents of the Cayman Islands may freely hold, vote and transfer ordinary shares in the same manner as Cayman Islands residents, subject to the provisions of the Companies Law (2000 Revision) and our Articles. No Cayman Islands laws or regulations restrict the export or import of capital, or affect the payment of dividends to non-resident holders of ordinary share.

TAXATION

         CAYMAN ISLANDS

         There is at present no direct taxation in the Cayman Islands on interest, dividends and gains payable to or by Fresh Del Monte and all such monies will be received free of all Cayman Islands taxes. Accordingly, U.S. holders of ordinary shares are not presently subject to Cayman Islands income or withholding taxes with respect to such holdings. We are an exempted company incorporated under Cayman Islands law and have obtained an undertaking as to tax concessions pursuant to Section 6 of the Tax Concessions Law (Revised) which provides that for a period of 20 years from April 22, 1997, no law thereafter enacted in the Cayman Islands imposing any taxes or duty to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable by us on or in respect of our shares or other obligations.

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

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

EXCHANGE RATE RISK

         Because we conduct our operations in many areas of the world involving transactions denominated in a variety of currencies, our results of operations as expressed in dollars may be significantly affected by fluctuations in rates of exchange between currencies. These fluctuations could be significant. Approximately 44% of our net sales in 2000 was received in currencies other than the dollar. We generally are unable to adjust our non-dollar local currency sales prices to reflect changes in exchange rates between the dollar and the relevant local currency. As a result, changes in exchange rates between Euro, Japanese yen or other currencies in which we receive sale proceeds and the dollar have a direct impact on our operating results. In addition, there is normally a time lag between our sales and collection of the related sales proceeds.

         To seek to reduce currency exchange risk, we generally exchange local currencies for dollars promptly upon receipt. We periodically enter into currency forward contracts as a hedge against currency exposures, however, we may not enter into these contracts during any particular period. As of December 29, 2000, we had $23.9 million (notional amount) of currency forward contracts outstanding with an unrealized loss of $0.7 million.

         The results of a uniform 10% strengthening in the value of the dollar at January 1, 2000 relative to the currencies other than the dollar in which a significant portion of our net sales and related costs are denominated would result in a decrease in gross profit of approximately $45 million for the year ended December 29, 2000. This calculation assumes that each exchange rate would change in the same direction relative to the dollar. In addition to the direct effects of changes in exchange rates quantified above, changes in exchange rates also affect the volume of sales. Our sensitivity analysis of the effects of changes in currency exchange rates does not factor in a potential change in sales levels or any offsetting gains on currency forward contracts.

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

         At December 29, 2000, our variable rate long-term debt had a carrying value of $407.5 million. The fair value of the debt approximates the carrying value because the variable rates approximate market rates.

A 10% increase in the period end interest rate would result in a negative impact of approximately $3.7 million on our results of operations.

         At December 29, 2000, the notional amount of the interest rate swap agreement was $96.4 million. The carrying value and fair value of the asset for this agreement was zero and ($0.3) million, respectively. Based upon a hypothetical 10% increase in the period end market interest rate, the fair value of this asset would increase by approximately $0.3 million.

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

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

         Not applicable.

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

         There are no defaults, dividend arrearages or delinquencies that are required to be disclosed.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

         There are no material modifications to the rights of security holders that are required to be disclosed.

                                    PART III

ITEM 17.  FINANCIAL STATEMENTS

         The Company's Consolidated Financial Statements have been prepared in accordance with Item 18 hereof.

ITEM 18.  FINANCIAL STATEMENTS

         The Company's financial statements and schedule set forth in the accompanying Index to Consolidated Financial Statements and Supplemental Financial Statement Schedule included in this report following Part II beginning on pages F-1 and S-1, respectively, are hereby incorporated herein by this reference. Such consolidated financial statements and schedule are filed as part of this Report.


CONSOLIDATED FINANCIAL STATEMENTS

         Report of Ernst & Young LLP, Independent Certified Public Accountants........................ F-1
         Consolidated Balance Sheets at  December 29, 2000 and December 31, 1999...................... F-2
         Consolidated Statements of Income for the years ended December 29, 2000,
         December 31, 1999 and January 1, 1999........................................................ F-4
         Consolidated Statements of Cash Flows for the years ended December 29, 2000,
         December 31, 1999 and January 1, 1999........................................................ F-5
         Consolidated Statements of Shareholders' Equity for the years ended
         December 29, 2000, December 31, 1999 and January 1, 1999..................................... F-7
         Notes to Consolidated Financial Statements................................................... F-8

SUPPLEMENTAL FINANCIAL STATEMENT SCHEDULE

         Report of Ernst & Young LLP, Independent Certified Public Accountants........................ S-1
         Schedule II - Valuation and Qualifying Accounts.............................................. S-2


ITEM 19. EXHIBITS

           1.1 Amended and Restated Memorandum of Association of Fresh Del Monte Produce Inc. (incorporated by reference from Exhibit 3.6 to Registration Statement on Form F-1 (File No. 333-7708) filed by Fresh Del Monte Produce Inc.)

           1.2 Amended and Restated Articles of Association of Fresh Del Monte Produce Inc. (incorporated by reference from Exhibit 3.7 to Registration Statement on Form F-1 (File No. 333-7708) filed by Fresh Del Monte Produce Inc.)

           4.1 Form of Registration Rights Agreement dated as of October 15, 1997 by and between the Registrant and the FG Holdings Limited (incorporated by reference from Exhibit 10.9 to Registration Statement on Form F-1 (File No. 333-7708) filed by Fresh Del Monte Produce Inc.)

           4.2 Strategic Alliance Agreement dated as of August 29, 1997 by and between the Registrant and IAT Group
                           Inc. (incorporated by reference from Exhibit 10.10 to Registration Statement on Form F-1 (File No. 333-7708) filed by Fresh Del Monte Produce Inc.)

           4.3 License Agreement, dated as of December 5, 1989, between Del Monte Corporation and Wafer Limited (the "DMC-Wafer License") (incorporated by reference from
                           Exhibit 10.3 to Registration Statement on Form F-1 (File No. 333-7708) filed by Fresh Del Monte Produce Inc.)

           4.4 License Agreement, dated as of December 5, 1989, between Del Monte Corporation and Del Monte Tropical Fruit Company, North America (the "NAJ License") (incorporated by reference from Exhibit 10.4 to Registration Statement on Form F-1 (File No. 333-7708) filed by Fresh Del Monte Produce Inc.)

           4.5 License Agreement, dated as of December 5, 1989, between Del Monte Corporation and Del Monte Fresh Fruit International, Inc. (the "Direct DMC-DMFFI License") (incorporated by reference from Exhibit
                           10.5 to Registration Statement on Form F-1 (File No. 333-7708) filed by Fresh Del Monte Produce Inc.)

           4.6 Amendment No. 1 to DMC-Wafer License, dated as of October 12, 1992, between Del Monte Corporation and Wafer Limited (incorporated by reference from Exhibit
                           10.6 to Registration Statement on Form F-1 (File No. 333-7708) filed by Fresh Del Monte Produce Inc.)

           4.7 Amendment No. 1 to NAJ License, dated as of October 12, 1992, between Del Monte Corporation and Del Monte Fresh Produce N.A., Inc. (incorporated by reference from Exhibit 10.7 to Registration Statement on Form F-1 (File No. 333-7708) filed by Fresh Del Monte Produce Inc.)

           4.8 Amendment No. 1 to Direct DMC-DMFFI License, dated as of October 12, 1992, between Del Monte Corporation and Del Monte Fresh Produce International, Inc (incorporated by reference from Exhibit 10.8 to Registration Statement on Form F-1 (File No. 333-7708) filed by Fresh Del Monte Produce Inc.)

           4.9 $350,000,000 Revolving Credit Agreement dated as of May 19, 1998 among Del Monte Fresh Produce (UK) Ltd., Wafer Limited, Del Monte Fresh Produce International Inc., Del Monte Fresh Produce N.A., Inc., Fresh Del Monte Produce Inc. and Global Reef Carriers Ltd. as Borrowers, the Initial Lenders, Initial Issuing Bank and Swing Line Bank, as Initial Lenders, Initial Issuing Bank and Swing Line Bank, and Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A., "Rabobank Nederland", New York Branch, as Administrative Agent and Collateral Agent . (incorporated by reference from Exhibit 2.1 to Annual Report on Form 20-F for the year ended January 1, 1999 filed by Fresh Del Monte Produce Inc.)

           4.10 Amendment and Consent to the Revolving Credit Agreement dated as of December 15, 1998 among Del Monte Fresh Produce (UK) Ltd., Wafer Limited, Del Monte Fresh Produce International Inc., Del Monte Fresh Produce N.A., Inc., Fresh Del Monte Produce Inc., Global Reefer Carriers, Ltd., the banks, financial institutions and other institutional lenders a party to the Revolving Credit Agreement (incorporated by reference from Exhibit 2.2 to Annual Report on Form 20-F for the year ended January 1, 1999 filed by Fresh Del Monte Produce Inc.)

           4.11 Second Amendment to the Revolving Credit Agreement dated as of January 5, 1999 among Del Monte Fresh Produce (UK) Ltd., Wafer Limited, Del Monte Fresh Produce International Inc., Del Monte Fresh Produce N.A., Inc., Fresh Del Monte Produce Inc., Global Reefer Carriers, Ltd., and Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A., "Rabobank Nederland," New York Branch, as agent for the other banks, financial institutions and other institutional lenders party to the Revolving Credit Agreement (incorporated by reference from Exhibit 2.3 to Annual Report on Form 20-F for the year ended January 1, 1999 filed by Fresh Del Monte Produce Inc.)

           4.12 Third Amendment and Consent dated as of January 8, 1999 among Del Monte Fresh Produce (UK) Ltd., Wafer Limited, Del Monte Fresh Produce International Inc., Del Monte Fresh Produce N.A., Inc., Fresh Del Monte Produce Inc., Global Reefer Carriers, Ltd., the banks, financial institutions and other institutional lenders a party to the Revolving Credit Agreement dated as of May 19, 1998 (incorporated by reference from Exhibit 2.4 to Annual Report on Form 20-F for the year ended January 1, 1999 filed by Fresh Del Monte Produce Inc.)

           4.13 Fourth Amendment and Consent dated as of May 1999 among Del Monte Fresh Produce (UK) Ltd., Wafer Limited, Del Monte Fresh Produce International Inc., Del Monte Fresh Produce N.A., Inc., Fresh Del Monte Produce Inc., Global Reefer Carriers, Ltd., the banks, financial institutions and other institutional lenders a party to the Revolving Credit Agreement dated as of May 19, 1998 (incorporated by reference from Exhibit 2.1 to Annual Report on Form 20-F for the year ended December, 31, 1999 filed by Fresh Del Monte Produce Inc.)

           4.14 Fifth Amendment and Consent dated as of May 1999 among Del Monte Fresh Produce (UK) Ltd., Wafer Limited, Del Monte Fresh Produce International Inc., Del Monte Fresh Produce N.A., Inc., Fresh Del Monte Produce Inc., Global Reefer Carriers, Ltd., the Increasing Lenders therein and Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A., "Rabobank Nederland", New York Branch, as agent for the other banks, financial isntitutions and other institutional lenders a party to the Revolving Credit Agreement dated as of May 19, 1998 (incorporated by reference from Exhibit 2.2 to Annual Report on Form 20-F for the year ended December, 31, 1999 filed by Fresh Del Monte Produce Inc.)

           4.15 Sixth Amendment and Consent dated as of June 1999 among Del Monte Fresh Produce (UK) Ltd., Wafer Limited, Del Monte Fresh Produce International Inc., Del Monte Fresh Produce N.A., Inc., Fresh Del Monte Produce Inc., Global Reefer Carriers, Ltd., the Increasing Lenders therein and Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A., "Rabobank Nederland", New York Branch, as agent for the other banks, financial isntitutions and other institutional lenders a party to the Revolving Credit Agreement dated as of May 19, 1998 (incorporated by reference from Exhibit 2.3 to Annual Report on Form 20-F for the year ended December 31, 1999 filed by Fresh Del Monte Produce Inc.)

           4.16 Seventh Amendment and Consent dated as of July 1999 among Del Monte Fresh Produce (UK) Ltd., Wafer Limited, Del Monte Fresh Produce International Inc., Del Monte Fresh Produce N.A., Inc., Fresh Del Monte Produce Inc., Global Reefer Carriers, Ltd., the Increasing Lenders therein and Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A., "Rabobank Nederland", New York Branch, as agent for the other banks, financial isntitutions and other institutional lenders a party to the Revolving Credit Agreement dated as of May 19, 1998 (incorporated by reference from Exhibit 2.4 to Annual Report on Form 20-F for the year ended December 31, 1999 filed by Fresh Del Monte Produce Inc.)

           4.17 Eight Amendment dated as of October 29, 1999 among Fresh Produce (UK) Ltd., Wafer Limited, Del Monte Fresh Produce International Inc., Del Monte Fresh Produce N.A., Inc., Fresh Del Monte Produce Inc., Global Reefer Carriers, Ltd., the banks, financial institutions and other institutional lenders a party to the Revolving Credit Agreement dated as of May 19, 1998.

           4.18 Ninth Amendment and Consent dated as of May 10, 2000 among Del Monte Fresh Produce (UK) Ltd., Wafer Limited, Del Monte Fresh Produce International Inc., Del Monte Fresh Produce N.A., Inc., Fresh Del Monte Produce Inc., Global Reefer Carriers, Ltd., the banks, financial institutions and other institutional lenders a party to the Revolving Credit Agreement dated as of May 19, 1998.

           4.19 Tenth Amendment and Consent dated as of September 25, 2000 among Del Monte Fresh Produce (UK) Ltd., Wafer Limited, Del Monte Fresh Produce International Inc., Del Monte Fresh Produce N.A., Inc., Fresh Del Monte Produce Inc., Global Reefer Carriers, Ltd., banks, financial institutions and other institutional lenders a party to the Revolving Credit Agreement dated as of May 19, 1998.

           8.1             List of Subsidiaries

           10.1            Consent of Ernst & Young LLP

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report on Form 20-F or amendments thereto to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  FRESH DEL MONTE PRODUCE INC.

Date:  March 7, 2001              By: /s/ Hani El-Naffy
                                      ------------------------------------------
                                          Hani El-Naffy
                                          President and Chief Operating Officer

                                  By: /s/ John F. Inserra
                                      ------------------------------------------
                                          John F. Inserra
                                          Executive Vice President and
                                          Chief Financial Officer

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Shareholders
Fresh Del Monte Produce Inc.



We have audited the accompanying consolidated balance sheets of Fresh Del Monte Produce Inc. and subsidiaries as of December 29, 2000 and December 31, 1999, and the related consolidated statements of income, cash flows and shareholders' equity for each of the three years in the period ended December 29, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Fresh Del Monte Produce Inc. and subsidiaries at December 29, 2000 and December 31, 1999, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 29, 2000, in conformity with accounting principles generally accepted in the United States of America.



                                                 /s/ ERNST & YOUNG LLP



Miami, Florida
February 14, 2001

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

                          CONSOLIDATED BALANCE SHEETS
                           (U.S. DOLLARS IN MILLIONS)

                                                   DECEMBER 29,   DECEMBER 31,
                                                      2000            1999
                                                   ------------   ------------
ASSETS

Current assets:
Cash and cash equivalents                          $   10.6      $   31.2
Trade accounts receivable, net of allowance
   of $12.5 and $9.9, respectively                    142.7         136.4
Advances to growers and other receivables, net
   of allowance of $4.9 and $4.5, respectively         56.3          52.3
Inventories                                           188.8         198.9
Prepaid expenses and other current assets               6.5          13.4
                                                   --------      --------
                  Total current assets                404.9         432.2
                                                   --------      --------

Investments in unconsolidated companies                51.7          51.9
Property, plant and equipment, net                    635.6         590.6
Other noncurrent assets                                47.9          62.1
Goodwill, net of accumulated amortization of
   $9.3 and $5.9, respectively                         81.5          79.4
                                                   --------      --------
                  Total assets                     $1,221.6      $1,216.2
                                                   ========      ========

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                    -------

                    CONSOLIDATED BALANCE SHEETS (CONTINUED)
                (U.S. DOLLARS IN MILLIONS EXCEPT PER SHARE DATA)




                                                              DECEMBER 29,   DECEMBER 31,
                                                                 2000           1999
                                                              ------------   ------------
LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
 Notes payable to banks                                        $    0.4       $    3.2
 Accounts payable and accrued expenses                            187.1          195.2
 Current portion of long-term debt and capital lease
     obligations                                                   51.1           24.9
 Income taxes payable                                               9.4            5.2
                                                               --------       --------
         Total current liabilities                                248.0          228.5
                                                               --------       --------

Long-term debt                                                    416.6          467.7
Capital lease obligations                                          17.4            8.3
Retirement benefits                                                53.2           53.9
Other noncurrent liabilities                                        9.6            8.7
Deferred income taxes                                               8.5           11.3
                                                               --------       --------
         Total liabilities                                        753.3          778.4
                                                               --------       --------

Minority interest                                                  11.1           12.0

Commitments and contingencies

Shareholders' equity:
Preferred shares, $0.01 par value; 50,000,000 shares
     authorized; none issued or  outstanding                         --             --
Ordinary shares, $0.01 par value; 200,000,000 shares
     authorized; 53,763,600 shares issued and outstanding           0.5            0.5
 Paid-in capital                                                  327.1          327.1
 Retained earnings                                                140.2          107.1
 Accumulated other comprehensive loss                             (10.6)          (8.9)
                                                               --------       --------
         Total shareholders' equity                               457.2          425.8
                                                               --------       --------
         Total liabilities and shareholders' equity            $1,221.6       $1,216.2
                                                               ========       ========

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

                        CONSOLIDATED STATEMENTS OF INCOME
                (U.S. DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)


                                                                                YEAR ENDED
                                                             -------------------------------------------------------
                                                                DECEMBER 29,       DECEMBER 31,         JANUARY 1,
                                                                    2000              1999                 1999
                                                             --------------       --------------      --------------
Net sales                                                    $      1,859.3       $      1,743.2      $      1,600.1
Cost of products sold                                               1,692.4              1,592.6             1,405.4
                                                             --------------       --------------      --------------
     Gross profit                                                     166.9                150.6               194.7

Selling, general and administrative expenses                           80.9                 63.5                58.3
Amortization of goodwill                                                3.4                  2.6                 1.7
Acquisition related expenses                                             --                   --                 4.0
Hurricane Mitch charge                                                   --                   --                26.5
                                                             --------------       --------------      --------------
  Operating income                                                     82.6                 84.5               104.2

Interest expense                                                       43.2                 30.2                30.3
Interest income                                                         2.7                  2.6                 4.3
Other income (loss), net                                               (6.1)                14.7                11.4
                                                             --------------       --------------      --------------

Income before provision for income taxes and
  extraordinary item                                                   36.0                 71.6                89.6
Provision for income taxes                                              2.9                 14.7                12.2
                                                             --------------       --------------      --------------
Income before extraordinary item                                       33.1                 56.9                77.4
Extraordinary charge on early extinguishment of debt                     --                   --                18.1
                                                             --------------       --------------      --------------
Net income                                                   $         33.1       $         56.9      $         59.3
                                                             ==============       ==============      ==============

Basic and diluted per share income:
     Before extraordinary item                               $         0.62       $         1.06      $         1.44
     Extraordinary charge                                    $           --       $           --      $        (0.34)
     Net income                                              $         0.62       $         1.06      $         1.10
Weighted average number of ordinary shares outstanding:
     Basic                                                       53,763,600           53,763,600          53,632,656
     Diluted                                                     53,764,383           53,805,237          53,774,831

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (U.S. DOLLARS IN MILLIONS)


                                                                         YEAR ENDED
                                                           ---------------------------------------
                                                           DECEMBER 29,  DECEMBER 31,   JANUARY 1,
                                                              2000          1999          1999
                                                           ------------  ------------   ----------
OPERATING ACTIVITIES:
Net income                                                   $  33.1       $  56.9       $  59.3
Adjustments to reconcile net income to cash provided by
     operating activities:
     Goodwill amortization                                       3.4           2.6           1.7
     Depreciation and amortization other than
         goodwill                                               54.4          42.6          34.1
     Deferred credit vessel leases                              (2.9)         (4.8)         (3.9)
     Equity in earnings of unconsolidated companies,
       net of dividends                                         (1.4)          2.1          (3.6)
     Extraordinary charge on early extinguishment of
       debt                                                       --            --          18.1
     Write-off of fixed assets related to Hurricane
       Mitch                                                      --            --          18.8
     Gain on insurance proceeds related to Hurricane
       Mitch                                                      --         (13.5)           --
     Unrealized loss on available-for-sale
       marketable securities                                     5.2            --            --
     Deferred income taxes                                      (2.8)          6.4           1.4
     Other, net                                                  2.3           2.0           0.1
     Changes in operating assets and liabilities:
       Receivables                                             (10.6)        (22.9)        (31.6)
       Inventories                                               7.4         (40.3)        (22.8)
       Accounts payable and accrued expenses                    (2.5)         (1.6)         17.7
       Prepaid expenses and other current assets                 6.9          21.6         (20.9)
       Other noncurrent assets and liabilities                   6.0         (12.2)         (4.4)
                                                             -------       -------       -------
       NET CASH PROVIDED BY OPERATING ACTIVITIES                98.5          38.9          64.0

INVESTING ACTIVITIES:
Capital expenditures                                           (75.5)       (100.8)        (53.8)
Capital expenditures due to Hurricane Mitch, net of
     insurance proceeds                                         (3.1)         (2.8)           --
Proceeds from sale of assets                                     5.9           0.1           4.6

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

                CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
                           (U.S. DOLLARS IN MILLIONS)

                                                                       YEAR ENDED
                                                         ---------------------------------------
                                                         DECEMBER 29,  DECEMBER 31,   JANUARY 1,
                                                            2000          1999          1999
                                                         ------------  ------------   ----------

INVESTING ACTIVITIES (CONTINUED):
Purchase of subsidiaries, net of cash acquired             $ (9.9)      $(67.7)      $(11.4)
Other investing activities, net                               1.4         (1.1)        (8.5)
                                                           ------       ------       ------
     NET CASH USED IN INVESTING ACTIVITIES                  (81.2)      (172.3)       (69.1)

FINANCING ACTIVITIES:
Proceeds from issuance of ordinary shares                      --           --          2.6
Proceeds from long-term debt                                273.5        321.6        433.5
Payments on long-term debt                                 (307.8)      (181.4)      (412.7)
Proceeds from short-term borrowings                           5.8         10.6        211.5
Payments on short-term borrowings                            (8.5)        (5.9)      (261.8)
Dividend paid in connection with the IAT transaction           --           --        (25.0)
Other, net                                                   (0.7)        (0.4)         3.7
                                                           ------       ------       ------
     NET CASH PROVIDED BY (USED IN) FINANCING
       ACTIVITIES                                           (37.7)       144.5        (48.2)

Effect  of  exchange  rate  changes  on cash and cash
  equivalents                                                (0.2)        (4.5)         0.4
                                                           ------       ------       ------
Cash and cash equivalents:
  Net change                                                (20.6)         6.6        (52.9)
  Beginning balance                                          31.2         32.8         85.7
  Net cash change due to change in year end of
       subsidiaries                                            --         (8.2)          --
                                                           ------       ------       ------
  Ending balance                                           $ 10.6       $ 31.2       $ 32.8
                                                           ======       ======       ======

SUPPLEMENTAL NON-CASH ACTIVITIES:
   Capital lease obligations for new assets                $ 13.9       $  2.5       $ 10.3
                                                           ======       ======       ======


                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                           (U.S. DOLLARS IN MILLIONS)


                                                                                                   ACCUMULATED
                                          ORDINARY                                                    OTHER             TOTAL
                                           SHARES       ORDINARY      PAID-IN        RETAINED     COMPREHENSIVE     SHAREHOLDERS'
                                        OUTSTANDING      SHARES       CAPITAL        EARNINGS     INCOME (LOSS)        EQUITY
                                        -----------      ------       -------        --------     -------------     -------------
Balance at December 26, 1997            53,600,600     $      0.5     $    311.7     $     32.3      $     (1.7)     $    342.8

   Capital contributions                        --             --            8.0             --              --             8.0
   Issuance of ordinary shares upon
     exercise of stock options             163,000             --            2.6             --              --             2.6
   Dividend                                     --             --             --           (4.0)             --            (4.0)
   Dividend paid in connection with
     the IAT transaction                        --             --            4.8          (29.8)             --           (25.0)
Comprehensive income:
   Net income                                   --             --             --           59.3              --            59.3
   Currency translation adjustment              --             --             --             --            (1.2)           (1.2)
                                                                                                                     ----------
Comprehensive income                                                                                                       58.1
                                        ----------     ----------     ----------     ----------      ----------      ----------
Balance at January 1, 1999              53,763,600            0.5          327.1           57.8            (2.9)          382.5

   Net loss of IAT for the three
     month period ended January 1,
     1999                                       --             --             --           (7.6)             --            (7.6)
Comprehensive income:
   Net income                                   --             --             --           56.9              --            56.9
   Unrealized loss on
     available-for-sale marketable
     securities                                 --             --             --             --            (3.7)           (3.7)
   Currency translation adjustment              --             --             --             --            (2.3)           (2.3)
                                                                                                                     ----------
Comprehensive income                                                                                                       50.9
                                        ----------     ----------     ----------     ----------      ----------      ----------
Balance at December 31, 1999            53,763,600            0.5          327.1          107.1            (8.9)          425.8

Comprehensive income:
   Net income                                   --             --             --           33.1              --            33.1
   Unrealized loss on
     available-for-sale marketable
     securities, net of
     reclassification for losses of
     $5.2 included in net income                --             --             --             --             3.6             3.6
   Currency translation adjustment              --             --             --             --            (5.3)           (5.3)
                                                                                                                     ----------
Comprehensive income                                                                                                       31.4
                                        ----------     ----------     ----------     ----------      ----------      ----------
Balance at December 29, 2000            53,763,600     $      0.5     $    327.1     $    140.2      $    (10.6)     $    457.2
                                        ==========     ==========     ==========     ==========      ==========      ==========

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.   GENERAL

Fresh Del Monte Produce Inc. (Fresh Del Monte) was incorporated under the laws of the Cayman Islands on August 29, 1996 and is 57.6% owned by IAT Group Inc. which is 100% beneficially owned by members of the Abu-Ghazaleh family. In addition, members of the Abu-Ghazaleh family directly own 9.3% of the outstanding ordinary shares of Fresh Del Monte.

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

In connection with the IAT transaction, Fresh Del Monte incurred $4.0 million of acquisition expenses, which were expensed in 1998. Acquisition expenses include professional, legal, accounting and other fees.

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

Fresh Del Monte and its subsidiaries are engaged primarily in the worldwide production, transportation and marketing of fresh produce. Fresh Del Monte and its subsidiaries source their products (bananas and other fresh produce which includes pineapples, deciduous fruit, melons and other fresh produce) from 15 locations in North, Central and South America, the Asia-Pacific region and Africa and distribute their products in North America, Europe, the Asia-Pacific region and South America. Products are sourced from company-owned or leased farms, through joint venture arrangements and through supply contracts with independent growers.

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Fresh Del Monte and its majority owned subsidiaries which Fresh Del Monte controls. Fresh Del Monte's fiscal year end is the last Friday of the calendar year or the first Friday subsequent to the end of the calendar year, whichever is closest to the end of the calendar year. All significant intercompany accounts and transactions have been eliminated in consolidation.

USE OF ESTIMATES

Preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

CASH AND CASH EQUIVALENTS

Fresh Del Monte classifies as cash equivalents all highly liquid investments with a maturity of three months or less at the time of purchase.

INVENTORIES

Inventories are valued at the lower of cost or market. Cost is computed using the weighted average cost method for fresh produce, principally in-transit, and the first-in first-out, actual cost or average cost methods for raw materials and packaging supplies. Raw materials inventory consists primarily of agricultural supplies, linerboard, packaging materials and spare parts.

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

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost. Depreciation is recorded following the straight-line method over the estimated useful lives of the assets, which ranges from 10 to 30 years for buildings, 10 to 20 years for ships and containers, 2 to 20 years for machinery and equipment, 3 to 20 years for furniture, fixtures and office equipment and 2 to 10 years for automotive equipment. Leasehold improvements are amortized over the life of the lease or the related asset, whichever is shorter. When assets are retired or disposed of, the costs and accumulated depreciation or amortization are removed from the respective accounts and any related gain or loss is recognized. Maintenance and repairs are charged to expense when incurred. Significant expenditures, which extend useful lives of assets, are capitalized. Costs related to land improvements for bananas, pineapple, deciduous fruit and other agricultural projects are deferred during the formative stage and are amortized over the estimated life of the project.

GOODWILL

Goodwill is amortized on a straight-line basis over its estimated useful life which ranges from 10 to 40 years. Fresh Del Monte continually assesses the carrying value of its goodwill in order to determine whether an impairment has occurred. This assessment takes into account both historical and forecasted results of operations including consideration of a terminal value.

IMPAIRMENT OF LONG-LIVED ASSETS

Fresh Del Monte accounts for the impairment of long-lived assets under Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (SFAS No. 121). SFAS No. 121 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Based on current circumstances, Fresh Del Monte does not believe that a write-down of any of its long-lived assets is necessary.

REVENUE RECOGNITION

Revenue is recognized on sales of products when the customer receives title to the goods, generally upon delivery.

COST OF PRODUCTS SOLD

Cost of products sold includes the cost of produce, packaging materials, labor and overhead, ocean and inland freight and other distribution costs, including shipping and handling costs incurred to deliver fresh produce to the customer.

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INCOME TAXES

Deferred income taxes are recognized for the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year end, based on enacted tax laws and statutory tax rates applicable to the year in which the differences are expected to affect taxable income. Valuation allowances are established when it is deemed more likely than not that future taxable income will not be sufficient to realize income tax benefits. Generally, income tax expense is the tax payable for the year and the net change during the year in deferred tax assets and liabilities.

ENVIRONMENTAL REMEDIATION LIABILITIES

Losses associated with environmental remediation obligations are accrued when such losses are probable and can be reasonably estimated.

DEFERRED CREDIT VESSEL LEASES

Deferred credit vessel leases represents the excess of amounts due under long-term operating leases of six vessels over the estimated fair value of such leases. At December 31, 1999, $2.9 million was included in accrued expenses. This amount was amortized over the remaining life of the leases, which expired during 2000.

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

Other income (loss), net in the accompanying consolidated statements of income includes approximately $4.7 million, $3.6 million and $1.5 million in net losses on foreign exchange for 2000, 1999 and 1998, respectively. These amounts include the effect of foreign currency translation and realized foreign currency gains and losses.

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

OFF BALANCE SHEET RISK

Fresh Del Monte enters into currency forward contracts as a hedge against certain currency exposures, principally relating to sales made in Europe and in the Asia-Pacific region. Gains and losses on the currency forward contracts are included in other income (loss), net when the contracts are closed.

RECLASSIFICATIONS

Certain amounts from 1999 and 1998 have been reclassified to conform to the 2000 presentation.

NEW ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133), as amended, which was adopted by Fresh Del Monte for fiscal year 2001. This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. Due to Fresh Del Monte's minimal use of derivatives as of December 29, 2000, management believes that the adoption of SFAS No. 133 will not have a significant effect on the earnings or the financial position of the Company.

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

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

3.   ACQUISITIONS (CONTINUED)

BELGIAN ACQUISITION (CONTINUED)

The total consideration paid in connection with the acquisition of BMB was $58.7 million. The acquisition was accounted for using the purchase method of accounting and, accordingly, the purchase price was allocated to the assets acquired of $36.9 million, consisting primarily of European banana import licenses, based on an appraisal. The value assigned to the banana import licenses is included in other noncurrent assets and is being amortized over their estimated life of five years (See Note 17). The excess of the purchase price over the fair value of net assets acquired of $21.8 million was classified as goodwill and is being amortized over 20 years.

NATIONAL POULTRY

On November 25, 1998, Fresh Del Monte acquired a 62% majority interest in National Poultry Company PLC (National Poultry), a publicly traded company in Jordan, engaged in the poultry business. The total consideration paid was $11.9 million, of which approximately $6.4 million was used to pay down existing debt. A portion of the acquired shares were purchased from members of the Abu-Ghazaleh family for a total purchase price of $4.5 million in 1998, based on a fairness opinion from an independent party. During 1999 and 2000, Fresh Del Monte acquired an additional 24% interest in National Poultry. The acquisitions were accounted for using the purchase method of accounting and, accordingly, the purchase prices were allocated to the assets acquired and liabilities assumed based on estimates of their underlying fair values.

The following unaudited pro forma information presents a summary of 1998 consolidated results of operations of Fresh Del Monte as if the acquisition of National Poultry had occurred on December 27, 1997 (U.S dollars in millions, except per share data):

                                                                        1998
                                                                        ----

         Net sales                                                $  1,615.1
         Income before extraordinary item                         $     74.2
         Net income                                               $     56.1
         Net income per ordinary share                            $     1.04
         Number of ordinary shares used in computation            53,774,831

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

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

4.   INVENTORIES

Inventories consisted of the following (U.S. dollars in millions):

                                                 DECEMBER 29,    DECEMBER 31,
                                                     2000            1999
                                                 ------------    ------------

 Fresh produce, principally in-transit            $  52.4         $  57.9
 Raw materials and packaging supplies                79.3            89.0
 Growing crops                                       57.1            52.0
                                                  -------         -------
                                                  $ 188.8         $ 198.9
                                                  =======         =======

5.   INVESTMENTS IN UNCONSOLIDATED COMPANIES

Fresh Del Monte utilizes the equity method of accounting for investments in 20% to 50% owned companies and for investments in over 50% owned companies over which Fresh Del Monte does not have control. Investments in unconsolidated companies accounted for under the equity method amounted to $51.7 million and $51.9 million at December 29, 2000 and December 31, 1999, respectively. At December 29, 2000 and December 31, 1999, net amounts receivable from unconsolidated companies amounted to $13.7 million and $9.6 million, respectively.

These unconsolidated companies are engaged in the manufacturing of corrugated boxes (Compania Industrial Corrugadora Guatemala, S.A. - 50% owned) and the production and distribution of fresh fruit and other produce (Davao Agricultural Ventures Corporation - 40% owned; Agricola Villa Alegre, Ltda - 50% owned; various melon farms - 50% owned; and Internationale Fruchtimport Gesellschaft Weichert & Co. (Interfrucht) - a non-controlling 80% interest).

Purchases from unconsolidated companies were $77.9 million, $58.7 million and $55.5 million for 2000, 1999 and 1998, respectively.

Combined financial data of unconsolidated companies is summarized as follows (U.S. dollars in millions):

                                     DECEMBER 29,                DECEMBER 31,
                                         2000                        1999
                                     ------------                ------------
     Current assets                    $ 53.2                      $ 52.4
     Noncurrent assets                   83.2                        82.5
     Current liabilities                (37.7)                      (36.5)
     Noncurrent liabilities              (6.6)                       (7.7)
                                       ------                      ------
     Net worth                         $ 92.1                      $ 90.7
                                       ======                      ======

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

5.   INVESTMENTS IN UNCONSOLIDATED COMPANIES (CONTINUED)

                                             YEAR ENDED
                            --------------------------------------------
                            DECEMBER 29,    DECEMBER 31,      JANUARY 1,
                                2000            1999             1999
                            ------------    ------------      ----------
     Net sales                $206.0          $228.4           $263.0
     Gross profit               15.9            14.0             23.6
     Net income                  5.8             6.3             12.4

Fresh Del Monte's portion of earnings in unconsolidated companies amounted to $3.6 million, $3.7 million and $8.9 million, in 2000, 1999 and 1998, respectively, and is included in other income (loss), net. Dividends received from unconsolidated subsidiaries amounted to $2.1 million, $5.8 million and $5.3 million in 2000, 1999 and 1998, respectively.

6.   PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following (U.S. dollars in millions):

                                                    DECEMBER 29,   DECEMBER 31,
                                                        2000           1999
                                                    ------------   ------------

      Land and land improvements                     $  228.6        $  209.0
      Buildings and leasehold improvements              155.0           141.3
      Maritime equipment (including containers)         207.2           182.2
      Machinery and equipment                           125.6           106.4
      Furniture, fixtures and office equipment           50.6            41.8
      Automotive equipment                               15.9            15.6
      Construction-in-progress                           23.2            26.8
                                                     --------        --------
                                                        806.1           723.1
      Less accumulated depreciation and
          amortization                                 (170.5)         (132.5)
                                                      -------         -------
                                                     $  635.6        $  590.6
                                                     ========        ========

Depreciation and amortization expense amounted to $46.2 million, $36.3 million and $33.1 million for 2000, 1999 and 1998, respectively.

Buildings, containers, machinery and equipment and automotive equipment under capital leases totaled $33.6 million and $17.2 million at December 29, 2000 and December 31, 1999, respectively. Accumulated amortization for assets under capital leases was $6.2 million and $2.7 million at December 29, 2000 and December 31, 1999, respectively.

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

7.   HURRICANE MITCH

Fresh Del Monte recorded a charge in 1998 of $26.5 million in asset write-offs and other costs, net of insurance proceeds received of $3.0 million, due to damage incurred to its Guatemalan operations as a result of excessive flooding caused by Hurricane Mitch. Additional insurance recoveries related to Hurricane Mitch of $13.5 million during 1999 are included in other income (loss), net for the year ended December 31, 1999.

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

8.   ACCUMULATED OTHER COMPREHENSIVE LOSS

Accumulated other comprehensive loss consists of the following (U.S. dollars in millions):

                                                     DECEMBER 29,    DECEMBER 31,
                                                         2000            1999
                                                     ------------    ------------
Currency translation adjustment                        $ (10.5)        $  (5.2)
Unrealized loss on available-for-sale securities          (0.1)           (3.7)
                                                       -------         -------
                                                       $ (10.6)        $  (8.9)
                                                       =======         =======

9.   ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consisted of the following (U.S. dollars in millions):


                                                       DECEMBER 29,      DECEMBER 31,
                                                          2000               1999
                                                       ------------      ------------

         Trade payables                                 $  93.2            $  90.3
         Payroll and employee benefits                      9.7               10.2
         Vessel and port operating expenses                16.4               19.6
         Accrued interest payable                           3.0                3.1
         Current portion of deferred
           credit vessel leases                              --                2.9
         Other payables and accrued expenses               64.8               69.1
                                                        -------            -------
                                                        $ 187.1            $ 195.2
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

                                     -------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

10.   PROVISION FOR INCOME TAXES

The provision for income taxes consisted of the following (U.S. dollars in millions):


                                                                  YEAR ENDED
                                             ---------------------------------------------------
                                             DECEMBER 29,          DECEMBER 31,       JANUARY 1,
                                                 2000                1999               1999
                                             ------------          ------------       ----------
         Current:
            U.S. federal income tax            $    --             $   2.5            $   4.5
            State                                   --                 0.3                0.5
            Non-U.S                                5.7                 5.8                4.9
                                               -------             -------            -------
                                                   5.7                 8.6                9.9
         Deferred:
            U.S                                   (1.0)                1.7                1.5
            Non-U.S                               (1.8)                4.4                0.8
                                               -------             -------            -------
                                                  (2.8)                6.1                2.3
                                               -------             -------            -------
         Provision for income taxes            $   2.9             $  14.7            $  12.2
                                               =======             =======            =======

Total income tax payments during 2000, 1999 and 1998 were $3.9 million, $5.9 million, and $7.4 million, respectively.

Income (loss) before provision for income taxes and extraordinary item consisted of the following (U.S. dollars in millions):

                                                 YEAR ENDED
                                  ------------------------------------------------
                                  DECEMBER 29,       DECEMBER 31,       JANUARY 1,
                                      2000              1999               1999
                                  ------------       ------------       ----------
         United States            $ (13.5)            $   3.3            $  13.8
         Non-U.S                     49.5                68.3               75.8
                                  -------             -------            -------
                                  $  36.0             $  71.6            $  89.6
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

                                     -------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

10.   PROVISION FOR INCOME TAXES (CONTINUED)

The differences between the reported provision for income taxes and income taxes computed at the U.S. statutory federal income tax rate are explained in the following reconciliation (U.S. dollars in millions):


                                                                             YEAR ENDED
                                                              --------------------------------------------------
                                                              DECEMBER 29,        DECEMBER 31,        JANUARY 1,
                                                                  2000                1999                1999
                                                              ------------        ------------        ----------
         Income tax provision computed at the U.S.
             statutory federal income tax rate                  $  12.6             $  25.1             $  31.4
         Effect of non-U.S. operations and tax rates               (9.7)              (10.5)              (19.1)
         Other                                                       --                 0.1                (0.1)
                                                                -------             -------             -------
                                                                $   2.9             $  14.7             $  12.2
                                                                =======             =======             =======


Deferred income tax assets and liabilities consisted of the following (U.S. dollars in millions):

                                                                     DECEMBER 29,       DECEMBER 31,
                                                                         2000                1999
                                                                     ------------       ------------

         DEFERRED TAX LIABILITIES:
             Inventories                                               $  (8.6)            $  (8.5)
             Investments                                                    --                (1.8)
             Depreciation                                                (14.2)              (12.7)
             Equity in earnings of unconsolidated companies               (4.1)               (4.0)
                                                                       -------             -------
                  Total deferred tax liabilities                         (26.9)              (27.0)

         DEFERRED TAX ASSETS:
             Pension liability                                             1.1                 1.4
             Post-retirement benefits other than pension                   6.7                 6.7
             Net operating loss carryforwards                             29.8                23.6
             Other, net                                                    8.6                 5.2
                                                                       -------             -------
                  Total deferred tax assets                               46.2                36.9

             Valuation allowance                                         (27.8)              (21.2)
                                                                       -------             -------
             Net deferred tax liabilities                              $  (8.5)            $ (11.3)
                                                                       =======             =======

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

10.  PROVISION FOR INCOME TAXES (CONTINUED)

The valuation allowance established with respect to the deferred tax assets relates primarily to net operating losses and employee benefit accruals in taxing jurisdictions where, due to Fresh Del Monte's current and foreseeable operations within the various jurisdictions, it is deemed more likely than not that future taxable income will not be sufficient within such jurisdictions to realize the related income tax benefits. During 2000, the valuation allowance increased by $6.6 million.

At December 29, 2000, Fresh Del Monte had approximately $127.3 million of tax operating loss carry forwards expiring as follows (U.S. dollars in millions):

                             EXPIRATION                   AMOUNT
                             ----------                   ------

                                 2001                    $ 36.3
                                 2002                      12.1
                                 2003                       0.4
                                 2004                       1.5
                            2005 and beyond                13.4
                             No expiration                 63.6
                                                        -------
                                                         $127.3
                                                        =======

11.   NOTES PAYABLE TO BANKS

Fresh Del Monte has a $1.0 million working capital revolving credit facility with a bank in Japan. This facility expires on April 30, 2001 and bears interest, as of December 29, 2000, at 2.5%. As of December 31, 1999, Fresh Del Monte also had working capital revolving credit facilities with various banks in Central America and Europe. These facilities were closed during 2000. At December 29, 2000 and December 31, 1999, there was $0.4 million and $3.2 million, respectively, of borrowings outstanding under these credit facilities.

The weighted average interest rate on borrowings under these short-term credit facilities as of December 29, 2000 and December 31, 1999 was 2.5% and 6.94%, respectively. The cash payments for interest on notes payable to banks and other financial institutions was $0.3 million, $0.2 million and $6.1 million for 2000, 1999 and 1998, respectively.

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

12.   LONG-TERM DEBT

The following is a summary of long term-debt (U.S. dollars in millions):

                                                                                        DECEMBER 29,   DECEMBER 31,
                                                                                            2000         1999
                                                                                        ------------   ------------

         $450.0 million five-year syndicated credit facility (see below)                   $246.3       $397.8

         $135.0 million five-year term loan (see below)                                     128.2           --

         Term notes bearing interest at various rates ranging from 8.62% to
            LIBOR plus 1.25% (7.91% at December 29, 2000), payable in quarterly installments of principal and interest maturing in January 2003 and
            January 2004, secured by mortgages on five of Fresh Del Monte's vessels          11.9           --

         Term notes bearing interest at 8.62%, payable in quarterly installments of principal and interest maturing in January 2003, secured
            by mortgages on five of Fresh Del Monte's vessels                                17.2         22.3

         Term notes bearing interest at various rates ranging from 6.88% to 7.14% and
            LIBOR plus 1.25% (8.06% at December 29, 2000), payable in quarterly installments of principal and interest maturing from August 2001 to
            January 2005, with a balloon payment of $6.9 million due in January 2005,
            secured by mortgages on five of Fresh Del Monte's vessels                        22.6         28.2

         Term notes payable to financial institutions, bearing interest at
            LIBOR plus 1% (7.76% at December 29, 2000) due October 2003, secured by
            mortgages on five of Fresh Del Monte's vessels                                   22.6         29.2

         Various other notes payable                                                         12.8         11.8
                                                                                           ------       ------
         Total                                                                              461.6        489.3
         Less current portion                                                               (45.0)       (21.6)
                                                                                           ------       ------
                                                                                           $416.6       $467.7
                                                                                           ======       ======


On May 19, 1998, Fresh Del Monte completed a tender offer to purchase $200.0 million of outstanding 10% notes due 2003 (N.V. Notes). Approximately 98.4%, or $196.8 million, of the N.V. Notes were purchased in the tender offer. The purchase was funded by a drawdown of $207.9 million from the $350.0 million, five-year syndicated credit facility (the Revolving Credit Facility) entered into by Fresh Del Monte, and certain wholly-owned subsidiaries of Fresh Del Monte, with Rabobank International, New York Branch, as agent. The remaining N.V. Notes were redeemed in June 1998 at a redemption price of $1,050 for each $1,000 principal amount of N.V. Notes being redeemed, plus accrued interest to the date of redemption. Completion of the tender offer and the redemption resulted in an extraordinary charge of $18.1 million.

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

12.   LONG-TERM DEBT (CONTINUED)

On December 15, 1998, the Revolving Credit Facility was amended to increase the borrowing level to $389.0 million and on May 20, 1999, the Revolving Credit Facility was amended to increase the borrowing level to $450.0 million. The Revolving Credit Facility includes a swing line facility, a letter of credit facility and an exchange contract facility. The Revolving Credit Facility is collateralized directly or indirectly by substantially all of the assets of Fresh Del Monte and its subsidiaries. The facility expires on May 19, 2003, and permits borrowings with an interest rate based on a spread over the London Interbank offered rate (LIBOR). Outstanding borrowings at December 29, 2000 were $246.3 million, bearing interest at an average rate of 9.22%. At December 29, 2000, Fresh Del Monte applied $2.2 million of available credit under this facility towards the issuance of letters of credit.

On May 10, 2000, Fresh Del Monte amended its $450.0 million Revolving Credit Facility to include a five-year term loan (Term Loan) of $135.0 million giving Fresh Del Monte a total borrowing capacity under this facility of $585.0 million. The Term Loan has similar terms and conditions as the Revolving Credit Facility, is payable in quarterly installments of $3.4 million which commenced in September 2000, and bears interest based on a spread over LIBOR (9.66% at December 29, 2000). The Term Loan matures on May 10, 2005 with a balloon payment of $70.9 million. Fresh Del Monte used the total proceeds from the $135.0 million Term Loan to pay-down a portion of the outstanding balance on the $450.0 million five-year Revolving Credit Facility. The unpaid balance at December 29, 2000 of the Term Loan was $128.2 million.

The Revolving Credit Facility contains covenants, which require Fresh Del Monte to maintain certain minimum financial ratios and limits the payment of future dividends. In connection with the Revolving Credit Facility, Fresh Del Monte entered into an interest rate swap agreement expiring in 2003 with the same bank to limit the effect of increases in interest rates on a portion of the Revolving Credit Facility. The nominal amount of the swap decreases over its life from $150.0 million in the first three months, to $53.6 million in the last three months. The cash differentials paid or received on the swap agreement are accrued and recognized as adjustments to interest expense. Interest income related to the swap agreement for 2000 amounted to $0.3 million. Interest expense related to the swap agreement for 1999 and 1998 amounted to $0.9 million and $0.7 million, respectively.

Cash payments of interest on long-term debt were $39.2 million, $29.4 million and $22.3 million for 2000, 1999 and 1998, respectively.

Maturities on long-term debt during the next five years are (U.S. dollars in millions):

                 2001                                       $45.0
                 2002                                        39.8
                 2003                                       276.9
                 2004                                        17.0
                 2005                                        81.4
                 Thereafter                                   1.5
                                                           ------
                                                           $461.6
                                                           ======

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

13.   CAPITAL LEASE OBLIGATIONS

Fresh Del Monte leases certain buildings, machinery and equipment, and containers under capital leases. These lease obligations are payable in monthly installments. The future minimum lease payments at December 29, 2000 are as follows (U.S. dollars in millions):

        2001                                                             $ 7.6
        2002                                                               7.2
        2003                                                               5.6
        2004                                                               3.7
        2005                                                               0.8
        Thereafter                                                         3.5
                                                                       -------
        Total payments remaining under capital leases                     28.4
        Less amount representing interest                                 (4.9)
                                                                       -------
        Present value of capital leases                                   23.5
        Less current portion                                              (6.1)
                                                                       -------
        Capital lease obligations, net of current portion               $ 17.4
                                                                        ======

14.   EARNINGS PER SHARE

Basic and diluted per share income is calculated as follows (U.S. dollars in millions, except per share data):

                                                                                          YEAR ENDED
                                                                 ------------------------------------------------------
                                                                   DECEMBER 29,        DECEMBER 31,        JANUARY 1,
                                                                      2000                1999                1999
                                                                 --------------      --------------      --------------
NUMERATOR:
Income before extraordinary item                                 $         33.1      $         56.9      $         77.4
Extraordinary charge on early extinguishment of debt                         --                  --                18.1
                                                                 --------------      --------------      --------------
Net income                                                       $         33.1      $         56.9      $         59.3
                                                                 ==============      ==============      ==============
DENOMINATOR:
Denominator for basic earnings per share - weighted average
   number of ordinary shares outstanding                             53,763,600          53,763,600          53,632,656
Effect of dilutive securities:
   Employee stock options                                                   783              41,637             119,152
   Shares issuable in connection with an acquisition                         --                  --              23,023
                                                                 --------------      --------------      --------------
Denominator for diluted earnings per share                           53,764,383          53,805,237          53,774,831
                                                                 ==============      ==============      ==============
Basic and diluted per share income:
      Before extraordinary item                                  $         0.62      $         1.06      $         1.44
      Extraordinary charge                                       $           --      $           --      $        (0.34)
      Net income                                                 $         0.62      $         1.06      $         1.10


                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

14.   EARNINGS PER SHARE (CONTINUED)

The number of outstanding stock options considered antidilutive for either part or all of the fiscal year and not included in the calculation of diluted net income per share for 2000 and 1999 were 3,082,000, 3,078,000, respectively. There were no antidilutive stock options in 1998.

15.   RETIREMENT AND OTHER EMPLOYEE BENEFITS

U.S. PLANS

Fresh Del Monte sponsors two non-contributory defined benefit pension plans, which cover substantially all of its U.S. based employees. These plans provide benefits based on the employees' years of service and qualifying compensation. Fresh Del Monte's funding policy for these plans is to contribute amounts sufficient to meet the minimum funding requirements of the Employee Retirement Income Security Act of 1974, as amended, or such additional amounts as determined appropriate to assure that assets of the plans would be adequate to provide benefits. Substantially all of the plans' assets are invested in fixed income and equity funds.

As of July 31, 1997, a subsidiary of Fresh Del Monte "froze" (i.e., ceased accruing benefits under) its cash balance pension plan covering all salaried employees who are U.S. based and work a specified minimum number of hours. The hypothetical account balances under such plan continued to be credited with monthly interest and participants who are not fully vested in such plan continued to earn vesting services after July 31, 1997. Fresh Del Monte adopted an amendment to terminate the cash balance plan effective as of December 31, 1999 and a settlement distribution of $10.1 million was paid during 2000. The loss recognized in 2000 due to settlement amounted to $1.1 million.

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

The weighted average discount rate used in determining the accumulated benefit obligation for postretirement pension benefit obligation was 7.25% and 7.5% at December 29, 2000 and December 31, 1999, respectively. For measuring the liability as of December 29, 2000, a 5.75% annual rate of increase in real medical inflation, declining gradually to 4.75% by the year 2003 and thereafter, were assumed.

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

15.   RETIREMENT AND OTHER EMPLOYEE BENEFITS (CONTINUED)

The assumptions used in the calculation of the actuarial present value of the projected benefit obligation and expected long-term return on plan assets for Fresh Del Monte's defined benefit pension plans consisted of the following:

                                                          DECEMBER 29,         DECEMBER 31,
                                                              2000                 1999
                                                         -------------        ---------------
    Weighted average discount rate                       6.00% - 7.50%         6.00% - 6.75%
    Rate of increase in compensation levels                  4.50%                 4.50%
    Expected long-term return on assets                  7.75% - 8.75%         7.75% - 8.75%


The following table sets forth a reconciliation of benefit obligations, plan assets and funded status for Fresh Del Monte's defined benefit pension plans and post retirement pension plan as of December 29, 2000 and December 31, 1999 (U.S. dollars in millions):

                                                          POSTRETIREMENT PLAN         DEFINED BENEFIT PLANS
                                                       --------------------------   --------------------------
                                                       DECEMBER 29,  DECEMBER 31,   DECEMBER 29,  DECEMBER 31,
                                                          2000          1999            2000        1999
                                                       ------------  ------------   ------------  ------------
         CHANGES IN BENEFIT OBLIGATION:
         Benefit obligation at beginning of period       $  12.5       $  11.2       $  21.2       $  33.7
         Service cost                                        0.5           0.4           0.3           0.4
         Interest cost                                       0.9           0.9           1.4           2.1
         Actuarial (gain)/loss                               0.2           0.5           2.0          (1.0)
         Benefits paid                                      (0.4)         (0.5)         (0.7)         (2.6)
         Settlements                                          --            --         (10.1)        (11.0)
         Foreign exchange translation                         --            --          (0.1)         (0.4)
                                                         -------       -------       -------       -------
         Benefit obligation at end of period             $  13.7       $  12.5       $  14.0       $  21.2
                                                         =======       =======       =======       =======

         CHANGE IN PLAN ASSETS:
         Fair value of plan assets at beginning of
             period                                      $    --       $    --       $  18.5       $  29.6
         Actual return on plan assets                         --            --           1.2           1.5
         Employer contribution                               0.4           0.5           1.9           1.0
         Benefits paid                                      (0.4)         (0.5)         (0.7)         (2.6)
         Settlements                                          --            --         (10.1)        (11.0)
                                                         -------       -------       -------       -------
         Fair value of plan assets at end of period
                                                         $    --       $    --       $  10.8       $  18.5
                                                         =======       =======       =======       =======

         RECONCILIATION:
         Funded status                                   $ (13.7)      $ (12.5)      $  (3.2)      $  (2.7)
         Unrecognized net (gain)/loss                       (5.6)         (6.3)          0.9          (0.1)
                                                         -------       -------       -------       -------
         Accrued benefit cost                            $ (19.3)      $ (18.8)      $  (2.3)      $  (2.8)
                                                         =======       =======       =======       =======

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

15.   RETIREMENT AND OTHER EMPLOYEE BENEFITS (CONTINUED)

The following table sets forth the net periodic pension cost of Fresh Del Monte's defined benefit pension plans for 2000, 1999 and 1998 (U.S. dollars in millions):

                                                                                      YEAR ENDED
                                                                 --------------------------------------------------
                                                                 DECEMBER 29,       DECEMBER 31,         JANUARY 1,
                                                                     2000               1999                1999
                                                                 ------------       ------------         ----------

        Service cost-benefits earned during the period                $0.3               $0.4               $0.3
        Interest cost on projected benefit obligation                  1.4                2.1                2.2
        Expected return on assets                                     (1.3)              (2.1)              (2.1)
                                                                      ----               ----               ----
        Net periodic pension expense for defined benefit
            plans                                                     $0.4               $0.4               $0.4
                                                                      ====               ====               ====

The following table sets forth the net periodic cost of Fresh Del Monte's postretirement plan for 2000, 1999 and 1998 (U.S. dollars in millions):


                                                                                      YEAR ENDED
                                                                 --------------------------------------------------
                                                                 DECEMBER 29,       DECEMBER 31,         JANUARY 1,
                                                                     2000               1999                1999
                                                                 ------------       ------------         ----------

        Service cost-benefits earned during the period                $0.5               $0.4               $0.3
        Interest cost on accumulated postretirement benefit
            obligation                                                 0.9                0.9                0.7
        Net amortization of deferred gain                             (0.4)              (0.3)              (0.6)
                                                                     -----              -----               ----
        Net periodic postretirement benefit cost                      $1.0               $1.0               $0.4
                                                                      ====               ====               ====


The cost trend rate assumption has a significant impact on the amounts reported. For example, increasing the cost trend rate 1% each year would increase the accumulated postretirement benefit obligation by $1.9 million as of December 29, 2000 and the total of service cost plus interest cost by $0.2 million for 2000. In addition, decreasing the trend rate by 1% would decrease the accumulated postretirement benefit obligation by $1.6 million as of December 29, 2000 and the total of the service cost plus interest cost by $0.2 million for 2000.

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

15.   RETIREMENT AND OTHER EMPLOYEE BENEFITS (CONTINUED)

Fresh Del Monte also sponsors a defined contribution plan established pursuant to Section 401(k) of the Internal Revenue Code. Subject to certain dollar limits, employees may contribute a percentage of their salaries to the plan, and Fresh Del Monte will match a portion of each employee's contribution. This plan is in effect for U.S. based employees only. The expense pertaining to this plan was $0.4 million, $0.4 million and $0.3 million for 2000, 1999 and 1998, respectively.

NON U.S. PLANS

Fresh Del Monte provides retirement benefits to substantially all employees who are not U.S. based. Generally, benefits under these programs are based on an employee's length of service and level of compensation. The majority of these programs are commonly referred to as termination indemnities which provide retirement benefits in accordance with programs mandated by the governments of the countries in which such employees work. The expense pertaining to these programs was $4.5 million, $7.5 million and $6.4 million for 2000, 1999 and 1998, respectively. The decrease in the expense in 2000 was caused primarily by a decrease in the number of employees covered by the program due to terminations during 1999 and 2000.

Funding generally occurs when employees cease active service. The most significant of these programs pertains to one of Fresh Del Monte's subsidiaries in Central America for which a liability of $15.6 million and $15.8 million was recorded at December 29, 2000 and December 31, 1999, respectively. Expenses for this program for 2000, 1999 and 1998 amounted to $1.8 million, $3.3 million and $3.4 million, respectively, including service cost earned of $0.9 million, $1.6 million and $1.7 million, and interest cost of $0.9 million, $1.7 million and $1.7 million, respectively.

As of August 31, 1997, a subsidiary of the Fresh Del Monte "froze" (i.e., ceased accruing benefits under) its salary continuation plan covering all Central American management personnel. At December 29, 2000 and December 31, 1999, Fresh Del Monte had $8.7 million and $8.2 million, respectively, accrued for this plan.

16.   STOCK BASED COMPENSATION

Effective upon the completion of its Initial Public Offering in October 1997, Fresh Del Monte established a share option plan pursuant to which options to purchase ordinary shares may be granted to certain directors, officers and key employees of Fresh Del Monte chosen by the Board of Directors (the 1997 Plan). Under the 1997 Plan, the Board of Directors is authorized to grant options to purchase an aggregate of 2,380,030 ordinary shares. Under this plan, options have been granted to directors, officers and other key employees to purchase ordinary shares of Fresh Del Monte at the fair market value of the ordinary shares at the date of grant.

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

16.   STOCK BASED COMPENSATION (CONTINUED)

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

Under the plans, twenty percent of the options vest immediately and the remaining options vest in equal installments over the next four years and may be exercised over a period not in excess of ten years. During 2000, the vesting schedule for 120,000 options granted during the year was accelerated so that 100% of the options vested within six months.

A summary of Fresh Del Monte's stock option activity and related information is as follows:

                                                            NUMBER OF                WEIGHTED AVERAGE
                                                             SHARES                   EXERCISE PRICE
                                                            ---------                ----------------

Options Outstanding at December 26, 1997                    1,355,000                     $16.00
Granted                                                        60,000                     $14.22
Exercised                                                    (163,000)                    $16.00
Canceled                                                      (25,000)                    $16.00
                                                           -----------
Options Outstanding at January 1, 1999                      1,227,000                     $15.91
Granted                                                     1,960,000                     $10.89
Canceled                                                      (79,000)                    $15.32
Options Outstanding at December 31, 1999                    3,108,000                     $12.08
Granted                                                       150,000                     $ 9.14
Canceled                                                     (176,000)                    $13.90
Options Outstanding at December 29, 2000                    3,082,000                     $12.52
                                                            =========

Exercisable at January 1, 1999                                390,000                     $15.95
                                                           ==========                     ======
Exercisable at December 31, 1999                            1,155,000                     $14.10
                                                            =========                     ======
Exercisable at December 29, 2000                            1,698,000                     $13.10
                                                            =========                     ======


Options outstanding at December 29, 2000 have a range of exercise prices from $7.88 to $16.00. Their weighted average remaining contractual life at December 29, 2000 is approximately eight years.

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

16.   STOCK BASED COMPENSATION (CONTINUED)

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

The weighted-average fair value of each option granted during 2000, 1999 and 1998 is estimated at $1.37, $5.18 and $9.25, respectively, on the date of grant using the Black-Scholes option-pricing model using the following assumptions: dividend yield of 0%, expected volatility of 0.53, 0.45 and 0.766 in 2000, 1999 and 1998, respectively, risk free interest rate of 5.02%, 6.13% and 4.53% in 2000, 1999 and 1998, respectively, and expected lives of two to five years.

For purposes of pro forma disclosures required by SFAS No. 123, the estimated fair value of the options is amortized to expense over the options' vesting period. Fresh Del Monte's 2000, 1999 and 1998 pro forma information follows (U.S. dollars in millions, except per share data):


                                                                                 YEAR ENDED
                                                             -------------------------------------------------
                                                             DECEMBER 29,       DECEMBER 31,        JANUARY 1,
                                                                 2000               1999               1999
                                                             ------------       ------------        ----------

        Net income                                              $27.8               $52.4              $56.9
        Net income per ordinary share                           $0.52               $0.97              $1.06

In accordance with APB No. 25, because the exercise price of Fresh Del Monte's employee stock options equaled the market price of the underlying stock on the date of grant, no compensation expense was recorded for 2000, 1999 or 1998 in connection with the 1997 Plan and the 1999 Plan.

17.   COMMITMENTS AND CONTINGENCIES

Fresh Del Monte leases agricultural land and certain property, plant and equipment, including office facilities and vessels, under operating leases. The aggregate minimum rental payments under all operating leases with initial terms of one year or more at December 29, 2000 are as follows (U.S. dollars in millions):

                                    2001                   $10.5
                                    2002                    10.5
                                    2003                     8.1
                                    2004                     6.4
                                    2005                     5.8
                                    Thereafter              14.2
                                                          ------
                                                           $55.5
                                                          ======

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


17.  COMMITMENTS AND CONTINGENCIES (CONTINUED)

Total rent expense for all operating leases amounted to $39.0 million, $55.2 million and $59.7 million for 2000, 1999 and 1998, respectively, of which $22.1 million, $40.9 million and $43.4 million pertained to vessel charter lease commitments in 2000, 1999 and 1998, respectively.

Fresh Del Monte also has agreements to purchase substantially all of the production of certain independent growers in Costa Rica, Guatemala, Ecuador, Cameroon, Colombia, Chile, Panama, South Africa and the Philippines. Total purchases under these agreements amounted to $494.8 million, $560.9 million and $481.2 million for 2000, 1999 and 1998, respectively.

Two of Fresh Del Monte's subsidiaries guarantee the debt on a vessel owned by Interfrucht, an unconsolidated subsidiary of Fresh Del Monte. The debt totaled $0.6 million and $1.9 million at December 29, 2000 and December 31, 1999, respectively.

Fresh Del Monte is waiting for the clarification as to whether the European Union will implement a new banana import system or continue with the current system. If the European Union implements a new import system that does not require banana import licenses as used in the current system, Fresh Del Monte may have to record a non-cash charge due to the write-off of the unamortized value assigned to European banana import licenses acquired in connection with the Belgian Acquisition (See Note 3).

18.  LITIGATION

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

In December 1998, these subsidiaries entered into a settlement in the amount of $4.6 million with counsel representing approximately 25,000 individuals. Of the six principal defendants in these DBCP cases, Dow Chemical Company, Shell Oil Company, Occidental Chemical Corporation and Chiquita Brands, Inc. have also settled these claims. Under the terms of our settlement, approximately 22,000 of these claimants dismissed their claims with prejudice and without payment. The 2,643 claimants who allege employment on a company-related farm in Costa Rica and the Philippines and who demonstrated some injury were offered a share of the settlement funds upon execution of a release. Over 98% of these claimants accepted the terms of our settlement, the majority of which has been recovered from our insurance carriers. The remaining claimants did not accept the settlement proceeds and approximately $268,000 was returned to the Company's subsidiaries.

On February 16, 1999, two of Fresh Del Monte's U.S. subsidiaries were purportedly served in the Philippines in an action entitled DAVAO BANANA PLANTATION WORKERS' ASSOCIATION OF TIBURCIA, INC. V. SHELL OIL CO., ET AL. The action is brought by a Banana Workers' Association purportedly on behalf of its 34,852 members for injuries they allege to have incurred as a result of DBCP exposure. At this time, it is not known how many, if any, of the Association's members are claiming against the Fresh Del Monte's subsidiaries

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

18.  LITIGATION (CONTINUED)

and whether these are the same individuals who have already settled their claims against the Company's subsidiaries.

Fresh Del Monte's subsidiaries filed motions to dismiss and for reconsideration on jurisdictional grounds, which were denied. Accordingly, Fresh Del Monte's subsidiaries answered the complaint denying all of plaintiff's allegations.

Fresh Del Monte's U.S. subsidiaries have not settled the DBCP claims of approximately 3,500 claimants represented by different counsel who filed actions in Mississippi in 1996 and Hawaii in 1997. Each of those actions was dismissed by a federal district court on grounds of FORUM NON CONVENIENS in favor of the courts of the plaintiffs' home countries and appealed by the plaintiffs. On January 19, 2001, the Court of Appeals for the Fifth Circuit affirmed the dismissal of Fresh Del Monte's subsidiary for FORUM NON CONVENIENS and lack of personal jurisdiction for the Mississippi actions. The Hawaiian plaintiffs' appeal of the dismissal remains pending.

On October 19, 2000, the Court of Appeals for the Fifth Circuit affirmed the dismissal of 23 non settling defendants who had filed actions in the United States District Court in Houston, Texas. As a result, the 23 plaintiffs who did not accept the settlement are precluded from filing any new DBCP actions in the United States.

On June 19, 1995, a group of several thousand plaintiffs in an action entitled LUCAS PASTOR CANALES MARTINEZ, ET AL. V. DOW CHEMICAL CO. ET AL. sued one of the Fresh Del Monte's subsidiaries along with several other defendants in the District Court for the Parish of St. Charles, Louisiana asserting claims similar to those arising in the Texas cases due from the alleged exposure to DBCP. That action was removed to the United States District Court in New Orleans and was subsequently remanded in September 1996. Fresh Del Monte's subsidiary has answered the complaint and asserted substantial defenses. Following the decision of the United States Court of Appeals for the Fifth Circuit in the Texas actions, this action was re-removed to federal court in November 2000.

On November 15, 1999, one of Fresh Del Monte's U.S. subsidiaries was served in two actions entitled, GODOY RODRIGUEZ, ET AL. V. AMVAC CHEMICAL CORP., ET AL and MARTINEZ PUERTO, ET AL. V. AMVAC CHEMICAL CORP., ET AL., in the 29th Judicial District Court for the Parish of St. Charles, Louisiana. These actions were removed to federal court, where they have been consolidated. These actions are brought on behalf of claimants represented by the same counsel who filed the Mississippi and Hawaii actions as well as a number of the claimants who have not accepted the settlement offer. Fresh Del Monte's subsidiary has been given an indefinite extension of time to respond to the complaints. At this time, it is not known how many of the 2,962 GODOY RODRIGUEZ and MARTINEZ PUERTO plaintiffs are claiming against the Fresh Del Monte's subsidiary and it is premature to evaluate the likelihood of a favorable or unfavorable outcome with respect to any of the non-settled DBCP claims.

On December 4, 2000, the Honolulu Board of Water Supply (Board) amended its complaint (the original complaint did not include Fresh Del Monte as a defendant) in state court to include one of Fresh Del Monte's subsidiaries as one of several defendants for alleged contamination of certain water wells in

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

18.  LITIGATION (CONTINUED)

Honolulu, Hawaii. In January 2001, the Board agreed to dismiss Fresh Del Monte's subsidiary without prejudice. The parties are in the process of filing the dismissal.

On January 8, 2001, local residents of Honolulu, Hawaii amended their complaint (the original complaint did not include Fresh Del Monte as a defendant) in federal court to include one of Fresh Del Monte's subsidiaries as one of several defendants for injuries allegedly caused by consuming contaminated water. Fresh Del Monte's subsidiary is in the process of filing its denial of all the Plaintiffs' claims and asserting substantial defenses.

Fresh Del Monte's subsidiaries intend to vigorously defend themselves in all of these matters. At this time, management is not able to evaluate the likelihood of a favorable or unfavorable outcome in any of the above-described matters. Accordingly, management is not able to estimate the range or amount of loss, if any, on any of the above-described matters and no accruals have been recorded as of December 29, 2000.

In 1980, elevated levels of certain chemicals were detected in the soil and ground water at a plantation leased by one of Fresh Del Monte's subsidiaries in Honolulu, Hawaii (Kunia Well Site). Shortly thereafter, Fresh Del Monte's subsidiary discontinued the use of the Kunia Well site and provided an alternate water source to area well users and the subsidiary commenced its own voluntary cleanup operation. In 1993, the Environmental Protection Agency (EPA) identified the Kunia Well Site for potential listing on the National Priorities List (NPL) under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended. On December 16, 1994, the EPA issued a final rule adding the Kunia Well Site to the NPL. On September 28, 1995, Fresh Del Monte's subsidiary entered into an order (Order) with the EPA to conduct the remedial investigation and the feasibility study of the Kunia Well Site. Under the terms of the Order, Fresh Del Monte's subsidiary submitted a remedial investigation report in November 1998 for review by the EPA. The EPA approved the remedial investigation report in February 1999. A final draft feasibility study was submitted for EPA review in December 1999, and it is expected that the feasibility study will be finalized by the first half of 2001.

Based on the draft feasibility study submitted to the EPA in December 1999, the estimated remediation costs associated with this matter are expected to be between $4.2 million and $28.1 million. Certain portions of these estimates have been discounted using a 5% interest rate. The undiscounted estimates are between $5.0 million and $30.0 million. An accrual of $4.2 million is included in other noncurrent liabilities in the accompanying balance sheets.

In addition to the foregoing, Fresh Del Monte's subsidiaries are involved from time to time in various claims and legal actions incident to their operations, both as plaintiff and defendant. In the opinion of management, after consulting with legal counsel, none of these other claims are currently expected to have a material adverse effect on Fresh Del Monte.

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

OFF BALANCE SHEET RISK

Fresh Del Monte enters into currency forward contracts as a hedge against certain currency exposures, principally relating to sales made in Europe and the Asia-Pacific region. Gains and losses on these contracts are included in other income (loss), net when the contracts are closed. At December 29, 2000, Fresh Del Monte had $15.2 million (notional amount) of currency forward contracts outstanding for the Euro with an unrealized loss of $0.8 million and $8.7 million (notional amount) of currency forward contracts outstanding for Japanese Yen with an unrealized gain of $0.1 million. At December 31, 1999, there was $10.8 million (notional amount) of currency forward contracts outstanding for Japanese Yen with an unrealized gain of $0.2 million.

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

Fresh Del Monte, in estimating its fair value disclosures for financial instruments, used the following methods and assumptions:

CASH AND CASH EQUIVALENTS, ACCOUNTS RECEIVABLE, ADVANCES TO GROWERS, AND ACCOUNTS PAYABLE: The carrying value reported in the balance sheet for these items approximates their fair value.

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

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

19.   FINANCIAL INSTRUMENTS AND CONCENTRATION OF CREDIT RISK (CONTINUED)

OFF BALANCE SHEET RISK (CONTINUED)

The carrying amounts and fair values of Fresh Del Monte's financial instruments are as follows (U.S. dollars in millions):

                                                  DECEMBER 29, 2000                  DECEMBER 31, 1999
                                              -------------------------            -------------------------
                                              CARRYING           FAIR              CARRYING           FAIR
                                               AMOUNT            VALUE              AMOUNT            VALUE
                                              --------           ------            --------           ------
         Cash and cash equivalents            $ 10.6             $ 10.6             $ 31.2             $ 31.2
         Accounts receivables                  142.7              142.7              136.4              136.4
         Accounts payable                      (93.2)             (93.2)             (90.3)             (90.3)
         Long-term debt                       (461.6)            (461.6)            (489.3)            (489.3)
         Capital lease obligations             (23.5)             (23.5)             (11.6)             (11.6)
         Forward contracts                        --               (0.7)                --               (0.2)
         Swap agreement                           --               (0.3)                --                1.5

20.   RELATED PARTY TRANSACTIONS

Fresh Del Monte's products are distributed in Northern Europe by Interfrucht, an unconsolidated subsidiary. Receivables from Interfrucht, included in accounts receivable, were $2.8 million and $4.5 million at December 29, 2000 and December 31, 1999, respectively. Sales to this distributor amounted to $85.8 million, $112.5 million and $131.2 million for 2000, 1999 and 1998, respectively.

Sales to Ahmed Abu-Ghazaleh & Sons Company, a related party through common ownership, were $17.3 million, $8.7 million and $1.9 million in 2000, 1999 and 1998, respectively. At December 29, 2000 and December 31, 1999 there were $1.2 million and $0.7 million, respectively, of receivables from this related party, which are included in trade accounts receivable.

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

21.   UNAUDITED QUARTERLY FINANCIAL INFORMATION

The following summarizes certain quarterly operating data (U.S. dollars in millions, except per share data):

                                                                          QUARTER ENDED
                                                -----------------------------------------------------------------------
                                                 MARCH 31,          JUNE 30,           SEPT. 29,           DECEMBER 29,
                                                  2000                2000                2000                 2000
                                                --------            --------            --------            -----------
         Net sales                              $  536.1            $  516.2            $  395.8             $  411.2
         Gross profit                               71.3                48.3                21.9                 25.4
         Net income (loss)                      $   38.5            $   17.2            $  (14.1)            $   (8.5)
         Net income (loss) per share            $   0.72            $   0.32            $  (0.26)            $  (0.16)


                                                                              QUARTER ENDED
                                                ------------------------------------------------------------------------
                                                 APRIL 2,            JULY 2,           OCTOBER 1,          DECEMBER 31,
                                                  1999                1999                1999                1999
                                                --------            --------           ----------          -------------
         Net sales                              $  493.4            $  476.2            $  369.1            $  404.5
         Gross profit                               64.9                54.2                26.2                 5.3
         Net income (loss)                      $   35.4            $   33.5            $    6.6            $  (18.6)
         Net income (loss) per share            $   0.66            $   0.62            $   0.12            $  (0.35)


22.   BUSINESS SEGMENT DATA

Fresh Del Monte is principally engaged in one major line of business, the production, distribution and marketing of bananas and other fresh produce. Fresh Del Monte's products are sold in markets throughout the world, with its major producing operations located in North, Central and South America, the Asia-Pacific region and Africa.

Fresh Del Monte's operations have been aggregated on the basis of products; bananas, other fresh produce and non-produce.

Fresh Del Monte evaluates performance based on several factors, of which gross profit by product and total assets by geographic region are the primary financial measures (U.S. dollars in millions):


                                                                YEAR ENDED
                             --------------------------------------------------------------------------------
                                 DECEMBER 29, 2000           DECEMBER 31, 1999            JANUARY 1, 1999
                             ------------------------      -----------------------    -----------------------
                                               GROSS                        GROSS                      GROSS
                             NET SALES         PROFIT      NET SALES        PROFIT    NET SALES        PROFIT
                             ---------         ------      ---------        ------    ---------        ------
Bananas                       $  921.0         $  6.3       $  951.3        $ (4.0)    $  897.5        $ 32.7
Other fresh produce              838.9          162.1          701.3         155.5        638.2         160.6
Non-produce                       99.4           (1.5)          90.6          (0.9)        64.4           1.4
                              --------         ------       --------        ------     --------        ------
     TOTAL                    $1,859.3         $166.9       $1,743.2        $150.6     $1,600.1        $194.7
                              ========         ======       ========        ======     ========        ======


                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

22.   BUSINESS SEGMENT DATA (CONTINUED)


                                                                      YEAR ENDED
                                         -------------------------------------------------------------------
                                         DECEMBER  29, 2000       DECEMBER  31, 1999         JANUARY 1, 1999
                                         ------------------       ------------------         ---------------
NET SALES BY GEOGRAPHIC REGION:
  North America                                 $  922.2                 $  830.4                $  781.0
  Europe                                           572.7                    601.5                   522.8
  Asia-Pacific                                     324.5                    280.7                   237.7
  Other                                             39.9                     30.6                    58.6
                                                --------                 --------                --------
     TOTAL NET SALES                            $1,859.3                 $1,743.2                $1,600.1
                                                ========                 ========                ========


PROPERTY PLANT AND EQUIPMENT:               DECEMBER 29, 2000             DECEMBER 31, 1999
                                            -----------------             -----------------
  North America                                   $ 55.9                       $  40.3
  Europe                                            49.0                          42.2
  Asia-Pacific                                       2.3                           1.7
  Central and South America                        345.9                         340.9
  Maritime equipment (including
  containers)                                      159.4                         146.7
  Corporate                                         23.1                          18.8
                                                  ------                        ------
TOTAL PROPERTY, PLANT AND EQUIPMENT               $635.6                        $590.6
                                                  ======                        ======


IDENTIFIABLE ASSETS:                     DECEMBER  29, 2000            DECEMBER  31, 1999
                                         ------------------            ------------------
  North America                                 $  213.7                      $  184.2
  Europe                                           220.8                         234.6
  Asia-Pacific                                      34.3                          38.2
  Central and South America                        507.0                         529.2
  Maritime equipment (including
  containers)                                      159.4                         146.7
  Corporate                                         86.4                          83.3
                                                --------                      --------
     TOTAL ASSETS                               $1,221.6                      $1,216.2
                                                ========                      ========

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

22.   BUSINESS SEGMENT DATA (CONTINUED)

Fresh Del Monte's earnings are heavily dependent on operations located worldwide. These operations are a significant factor in the economies of some of the countries in which Fresh Del Monte operates and are subject to the risks that are inherent in operating in such countries, including government regulations, currency and ownership restrictions and risk of expropriation.

Fresh Del Monte has three principal sales agreements for the distribution of its fresh produce, which principally cover sales in the European and Japanese markets. Sales made through these agreements approximated 17%, 21% and 21% of total net sales for 2000, 1999 and 1998, respectively.

Identifiable assets by geographic area represent those assets used in the operations of each geographic area. Corporate assets consist of an allocation of goodwill, leasehold improvements and furniture and fixtures.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Shareholders
Fresh Del Monte Produce Inc.

We have audited the consolidated financial statements of Fresh Del Monte Produce Inc. and subsidiaries as of December 29, 2000 and December 31, 1999, and for each of the three years in the period ended December 29, 2000, and have issued our report thereon dated February 14, 2001 (included elsewhere in this Form 20-F). Our audits also included the financial statement schedule listed in Item 18 of this Form 20-F. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.



                                                 /s/ ERNST & YOUNG LLP

Miami, Florida
February 14, 2001

                 SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                           (U.S. DOLLARS IN MILLIONS)


              Col. A                          Col. B                        Col. C                     Col. D           Col. E
------------------------------------    -------------------- ----------------------------------    -----------   ------------------
                                                                         Additions

                                                             ----------------------------------
                                        Balance at Beginning Charged to Costs Charged to other     Deduction     Balance at End of
            Description                      of Period         and Expenses       Accounts                            Period
------------------------------------    -------------------- ----------------------------------    -----------   ------------------
Period ended December 29, 2000:

Deducted from asset accounts:
     Valuation accounts:
         Trade accounts receivable             $9.9               $3.5            ($0.1)            ($0.8)            $12.5
         Advances to growers and other
               receivables                      4.5                1.2              0.0              (0.8)              4.9
         Deferred tax asset valuation          21.2                6.6              0.0               0.0              27.8
                                        -------------------- ----------------------------------    -----------   ------------------
     Total                                    $35.6              $11.3            ($0.1)            ($1.5)            $45.3
                                        ==================== ==================================    ===========   ==================

Period ended December 31, 1999:

Deducted from asset accounts:
     Valuation accounts:
         Trade accounts receivable             $8.5               $2.8             $0.0             ($1.4)             $9.9
         Advances to growers and other
               receivables                      2.6                2.7              0.0              (0.8)              4.5
         Deferred tax asset valuation          14.2                7.0              0.0               0.0              21.2
                                        -------------------- ----------------------------------    -----------   ------------------
     Total                                    $25.3              $12.5             $0.0             ($2.2)            $35.6
                                        ==================== ==================================    ===========   ==================
Period ended January 1, 1999:

Deducted from asset accounts:
     Valuation accounts:
         Trade accounts receivable             $5.0               $3.3             $0.3             ($0.1)             $8.5
         Advances to growers and other
               receivables                      3.1                1.2             (0.2)             (1.5)              2.6
         Deferred tax asset valuation          36.5                0.0              0.0             (22.3)             14.2
                                        -------------------- ----------------------------------    -----------   ------------------
     Total                                    $44.6               $4.5             $0.1            ($23.9)            $25.3
                                        ==================== ==================================    ===========   ==================


                                      S-2