Form 20-F
period 2001-12-28
FRESH DEL MONTE PRODUCE INC
filed 2002-03-05
CIK 1047340

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

                  For the fiscal year ended December 28, 2001

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

                            Walker House, Mary Street
                                 P.O. Box 908 GT
                            George Town, Grand Cayman
                                 Cayman Islands
                    (Address of principal executive office)

                       c/o Del Monte Fresh Produce Company
        800 Douglas Road, North Tower, 12th Floor, Coral Gables, FL 33134
                       (Address of U.S. executive office)

 Securities registered or to be registered pursuant to Section 12(b) of the Act:

       Title of Each Class             Name of Each Exchange On Which Registered
       -------------------             -----------------------------------------
 Ordinary Shares, par value $0.01               New York Stock Exchange
             per share

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

                           54,091,650 Ordinary Shares

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

   Item 2.    Offer Statistics and Expected Timetable - Not Applicable............................................1

   Item 3.    Key Information.....................................................................................2

   Item 4.    Information on the Company.........................................................................10

   Item 5.    Operating and Financial Review and Prospects.......................................................23

   Item 6.    Directors, Senior Management and Employees.........................................................36

   Item 7.    Major Shareholders and Related Party Transactions..................................................41

   Item 8.    Financial Information..............................................................................42

   Item 9.    The Offer and Listing..............................................................................49

   Item 10.   Additional Information.............................................................................50

   Item 11.   Quantitative and Qualitative Disclosures About Market Risk.........................................54

   Item 12.   Description of Securities Other than Equity Securities - Not Applicable............................55

PART II

   Item 13.    Defaults, Dividend Arrearages and Delinquencies...................................................55

   Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds......................55


PART III

   Item 17.    Financial Statements..............................................................................55

   Item 18.    Financial Statements..............................................................................55

   Item 19.    Exhibits..........................................................................................56


                                     PART I

         In this Annual Report (Report), references to "$" and "dollars" are to United States dollars. Reference in this Report to Fresh Del Monte, we, our, and us refers to Fresh Del Monte Produce Inc. and its subsidiaries, unless the context indicates otherwise. Percentages and certain amounts contained herein have been rounded for ease of presentation. Any discrepancies in any table between totals and the sums of amounts listed are due to rounding. As used herein, references to years ended 1999 through 2001 are to fiscal years ended December 31, 1999, December 29, 2000 and December 28, 2001, respectively.

         THIS REPORT, INFORMATION INCLUDED IN FUTURE FILINGS BY US AND INFORMATION CONTAINED IN WRITTEN MATERIAL, PRESS RELEASES AND ORAL STATEMENTS ISSUED BY OR ON BEHALF OF US CONTAIN, OR MAY CONTAIN, STATEMENTS THAT CONSTITUTE FORWARD-LOOKING STATEMENTS. THESE STATEMENTS APPEAR IN A NUMBER OF PLACES IN THIS REPORT AND INCLUDE STATEMENTS REGARDING THE INTENT, BELIEF OR CURRENT EXPECTATIONS OF US OR OUR OFFICERS (INCLUDING STATEMENTS PRECEDED BY, FOLLOWED BY OR THAT INCLUDE THE WORDS "BELIEVES", "EXPECTS", "ANTICIPATES" OR SIMILAR EXPRESSIONS) WITH RESPECT TO VARIOUS MATTERS, INCLUDING WITHOUT LIMITATION (I) OUR ANTICIPATED NEEDS FOR, AND THE AVAILABILITY OF, CASH, (II) OUR LIQUIDITY AND FINANCING PLANS, (III) TRENDS AFFECTING OUR FINANCIAL CONDITION OR RESULTS OF OPERATIONS, INCLUDING ANTICIPATED FRESH PRODUCE SALES PRICE LEVELS AND ANTICIPATED EXPENSE LEVELS, (IV) OUR PLANS FOR EXPANSION OF OUR BUSINESS (INCLUDING THROUGH ACQUISITIONS) AND COST SAVINGS, (V) THE IMPACT OF COMPETITION, AND (VI) THE RESOLUTION OF CERTAIN LEGAL AND ENVIRONMENTAL PROCEEDINGS. ALL FORWARD-LOOKING STATEMENTS IN THIS REPORT ARE BASED ON INFORMATION AVAILABLE TO US ON THE DATE HEREOF, AND WE ASSUME NO OBLIGATION TO UPDATE ANY SUCH FORWARD-LOOKING STATEMENTS.

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

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

         Not applicable.

ITEM 3. KEY INFORMATION

SELECTED FINANCIAL DATA

         Our principal shareholders, the Abu-Ghazaleh family, have been involved in the fresh produce business since the late 1950s and acquired Fresh Del Monte Produce N.V., which we refer to as FDP, N.V., and Global Reefer Carriers, Ltd., which we refer to as GRC, in December 1996.

         We were organized to acquire beneficial ownership and control of all of the outstanding common stock of FDP N.V. and GRC. The acquisition of FDP N.V. and GRC, which was accounted for as a purchase and was completed on December 20, 1996. The results of operations of FDP N.V. and GRC are included in our results commencing December 21, 1996.

         On September 17, 1998, we acquired 14 wholly-owned operating companies, referred to as IAT, from IAT Group Inc. and its shareholders. We refer to this combination as the IAT transaction. At the time of the IAT transaction, IAT Group Inc. owned approximately 86% of FG Holdings Limited, which in turn owned approximately 63% of Fresh Del Monte. As a result, the IAT transaction was accounted for as a combination of entities under common control using the as if pooling of interests method of accounting.

         Under the as if pooling of interests method of accounting, our historical results have been restated to combine our operations and those of IAT for all periods subsequent to August 29, 1996, the date Fresh Del Monte and IAT came under common control. Our recorded assets and liabilities and those of IAT were carried forward to our consolidated financial statements at their historical amounts and consolidated earnings include our earnings and those of IAT for all periods subsequent to the date Fresh Del Monte and IAT came under common control.

         Our fiscal year end is the last Friday of the calendar year or the first Friday subsequent to the end of the calendar year, whichever is closest to the end of the calendar year. Prior to 1999, IAT's fiscal year end was September
30. In 1999, IAT's fiscal year end was changed to conform to our fiscal year end. As a result, the following selected consolidated financial information includes balance sheet data and income statement data for IAT as of and for each of the two years ended September 30, 1997 and 1998, respectively. As a result of the change in IAT's year end, the results of operations for IAT for the period October 1, 1998 to January 1, 1999, a loss of $7.6 million, are not included in any of the periods presented in the consolidated statements of income, but are reflected as an adjustment to retained earnings as of January 2, 1999.

         The following selected consolidated financial information for the years ended December 26, 1997, January 1, 1999, December 31, 1999, December 29, 2000 and December 28, 2001, is derived from our respective audited consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America (the United States).

         This data should be read in conjunction with the consolidated financial statements, related notes and other financial information included elsewhere in this Report.


                                                                                  Year Ended
                                                  ------------------------------------------------------------------------------
                                                  December 26,       January 1,    December 31,    December 29,     December 28,
                                                      1997               1999          1999            2000             2001
                                                   -----------       -----------   ------------     -----------      -----------
                                                              (In millions, except share and per share data)
INCOME STATEMENT DATA:
Net sales ....................................     $   1,452.4       $   1,600.1   $    1,743.2     $   1,859.3      $   1,928.0
Cost of products sold ........................         1,288.7           1,405.4        1,592.6         1,692.4          1,645.1
                                                   -----------       -----------   ------------     -----------      -----------
Gross profit .................................           163.7             194.7          150.6           166.9            282.9
Selling, general and administrative expenses .            51.4              58.3           63.5            80.9             89.4
Amortization of goodwill .....................             1.5               1.7            2.6             3.4              3.4
Acquisition-related expenses .................              --               4.0             --              --               --
Hurricane Mitch charge .......................              --              26.5             --              --               --
Provision for Kunia Well Site ................              --                --             --              --             15.0
Asset impairment charges .....................              --                --             --              --             10.2
                                                   -----------       -----------   ------------     -----------      -----------
Operating income .............................           110.8             104.2           84.5            82.6            164.9
Interest expense .............................            45.7              30.3           30.2            43.2             32.1
Interest income ..............................             5.6               4.3            2.6             2.7              2.1
Other income (loss), net .....................             6.0              11.4           14.7            (6.1)           (12.2)
                                                   -----------       -----------   ------------     -----------      -----------
Income before provision for income taxes and
  extraordinary item .........................            76.7              89.6           71.6            36.0            122.7
Provision for income taxes ...................            13.1              12.2           14.7             2.9             26.5
                                                   -----------       -----------   ------------     -----------      -----------
Income before extraordinary item .............            63.6              77.4           56.9            33.1             96.2
Extraordinary charge on early extinguishment
  of debt ....................................            10.4              18.1             --              --               --
                                                   -----------       -----------   ------------     -----------      -----------
Net income ...................................            53.2              59.3           56.9            33.1             96.2
Redemption premium, dividends and accretion on
   convertible preferred shares ..............           (22.5)               --             --              --               --
                                                   -----------       -----------   ------------     -----------      -----------
Net income applicable to ordinary shareholders     $      30.7       $      59.3   $       56.9     $      33.1      $      96.2
                                                   ===========       ===========   ============     ===========      ===========
Diluted per share amount applicable to
  ordinary shareholders (1):
  Before extraordinary item ..................     $      0.94       $      1.44   $       1.06     $      0.62      $      1.77
  Extraordinary charge .......................     $     (0.24)      $     (0.34)  $         --     $        --      $        --
  Net income .................................     $      0.70       $      1.10   $       1.06     $      0.62      $      1.77
Weighted average number of ordinary shares
  outstanding:
  Basic ......................................      43,765,188        53,632,656     53,763,600      53,763,600       53,856,392
  Diluted ....................................      43,765,188        53,774,831     53,805,237      53,764,383       54,414,868

BALANCE SHEET DATA (AT PERIOD END):
Cash and cash equivalents ....................     $      85.7       $      32.8   $       31.2     $      10.6      $      13.0
Working capital ..............................           134.6             177.2          203.7           156.9            131.9
Total assets .................................         1,009.3           1,034.0        1,216.2         1,221.6          1,196.9
Total debt ...................................           354.1             354.2          504.1           485.5            333.3
Ordinary shares ..............................             0.5               0.5            0.5             0.5              0.5
Paid in capital ..............................           311.7             327.1          327.1           327.1            329.7
Shareholders' equity .........................           342.8             382.5          425.8           457.2            550.5


--------------

(1) For the year ended December 28, 2001, basic per share income before extraordinary charge and basic per share net income were $1.79. For all other periods, basic and diluted per share amounts were the same.

RISK FACTORS

         WE COULD REALIZE LOSSES AND SUFFER LIQUIDITY PROBLEMS DUE TO DECLINES IN SALES PRICES FOR BANANAS, PINEAPPLES AND OTHER FRESH PRODUCE.

         Our profitability depends largely upon our profit margins and sales volumes of bananas, pineapples and, to a lesser extent, other fresh produce. In 1999, 2000 and 2001, banana sales accounted for the most significant portion of our total net sales, and pineapple sales accounted for the most significant portion of our total gross profit.

         Supplies of bananas can be increased relatively quickly due to the banana's relatively short growing cycle and the limited capital investment required for banana growing. As a result of imbalances in supply and demand and import regulations, banana prices fluctuate significantly. Average sales prices for bananas declined significantly from 1995 to 2000 and, as a result, our operating results were adversely affected. Average sales prices for bananas increased in 2001.

         Sales prices for bananas, pineapples and other fresh produce are difficult to predict. It is possible that sales prices for bananas will decline in the future and sales prices for pineapples and other fresh produce may also decline. In recent years, there has been increasing consolidation among food retailers, wholesalers and distributors. We believe the increasing consolidation among food retailers may contribute to further downward pressure on our sales prices. In the event of a decline in fresh produce sales prices or sales volumes, we could realize significant losses, experience liquidity problems and suffer a weakening in our financial condition. A significant portion of our costs are fixed, so that fluctuations in the prices of fresh produce have an immediate impact on our profitability.

         DUE TO FLUCTUATIONS IN THE SUPPLY OF AND DEMAND FOR FRESH PRODUCE, OUR RESULTS OF OPERATIONS ARE HIGHLY SEASONAL, AND WE REALIZE A GREATER PORTION OF OUR NET SALES AND GROSS PROFIT DURING THE FIRST TWO QUARTERS OF EACH YEAR.

         In part as a result of seasonal sales price fluctuations, we have historically realized a substantial majority of our gross profit during the first two quarters of each year. The sales price of any fresh produce item fluctuates throughout the year due to the supply of and demand for that particular item, as well as the pricing and availability of other fresh produce items, many of which are seasonal in nature. For example, the production of bananas is continuous throughout the year and production is usually higher in the second half of the year, but the demand for bananas during that period varies because of the availability of seasonal and alternative fruit. As a result, demand for bananas is seasonal and generally results in higher sales prices during the first six months of each calendar year. In the melon market, the entry of many growers selling unbranded or regionally branded melons during the peak North American and European melon growing season results in greater supply, and therefore lower sales prices, from June to October. We realize most of our sales and gross profit for melons, grapes, non-tropical fruit and other fruit and vegetables during the North American and European off-season from October to May.

         CROP DISEASE OR SEVERE WEATHER CONDITIONS COULD RESULT IN SUBSTANTIAL LOSSES AND WEAKEN OUR FINANCIAL CONDITION.

         Crop disease or severe weather conditions from time to time, including floods, droughts, windstorms and hurricanes, may adversely affect our supply of one or more fresh produce items, reduce our sales volumes and increase our unit production costs. This is particularly true in the case of our premium pineapple product, the "DEL MONTE GOLD (TM) EXTRA SWEET" pineapple, because a substantial portion of our production is grown in one region in Costa Rica. Because a significant portion of our costs are fixed and contracted in advance of each operating year, volume declines due to production interruptions or other factors could result in increases in unit production costs which could result in substantial losses and weaken our financial condition. We have experienced crop disease and severe weather conditions from time to time including Hurricane Mitch in Guatemala in 1998, flooding in Costa Rica in 1996 and a significant outbreak of Black Sigatoka disease at our Costa Rican banana farms during 1993 and 1994. When crop disease or severe weather conditions destroy crops planted on our farms, we lose our investment in those crops.

         THE FRESH PRODUCE MARKETS IN WHICH WE OPERATE ARE HIGHLY COMPETITIVE.

         The fresh produce business is highly competitive, and the effect of competition is intensified because our products are perishable. In banana and pineapple markets, we compete principally with a limited number of multinational and large regional producers. In the case of our other fresh fruit and vegetable products, we compete with numerous small producers, as well as regional competitors. Our sales are also affected by the availability of seasonal and alternative fresh produce. The extent of competition varies by type of fruit or vegetable. To compete successfully, we must be able to strategically source fresh produce of uniformly high quality and sell and distribute it on a timely and regular basis. In addition, since our profitability has depended primarily on our gross profit on the sale of our extra sweet pineapples, intensified competition in the production and sale of extra sweet pineapples could adversely affect our financial results.

         WE ARE SUBJECT TO MATERIAL CURRENCY EXCHANGE RISKS BECAUSE OUR OPERATIONS INVOLVE TRANSACTIONS DENOMINATED IN VARIOUS CURRENCIES.

         We conduct operations in many areas of the world involving transactions denominated in a variety of currencies and our results of operations, as expressed in dollars, may be significantly affected by fluctuations in rates of exchange between currencies. Although a substantial portion of our sales revenues (42% in 2001) is denominated in non-dollar currencies, we incur the majority of our costs in dollars. We generally are unable to adjust our non-dollar local currency produce sales prices to compensate for fluctuations in the exchange rate of the dollar against the relevant local currency. In addition, there is normally a time lag between our incurrence of costs and collection of the related sales proceeds. Accordingly, if the dollar appreciates relative to the currencies in which we receive sales proceeds, our operating results may be negatively affected. Although we periodically enter into currency forward contracts as a hedge against currency exposures, we may not enter into these contracts during any particular period or these contracts may not adequately offset currency fluctuations.

         OUR STRATEGY OF INCREASING THE VALUE-ADDED SERVICES THAT WE PROVIDE TO OUR CUSTOMERS MAY NOT BE SUCCESSFUL.

         We are expanding our service offering to include a higher proportion of value-added services, such as the preparation of fresh-cut fruit and vegetables, ripening, customized sorting and packing, direct-to-store delivery and in-store merchandising and promotional support. This represents a significant departure from our traditional business of delivering our products to our customers at the port. In recent periods, we have made significant investments in distribution centers and fresh-cut facilities through capital expenditures and acquisitions. We may not be successful in anticipating the demand for these services, in establishing the requisite infrastructure to meet customer demands or the provision of these value-added services. If we are not successful in these efforts, our business, financial condition or results of operations could be materially and adversely affected.

         INCREASED PRICES FOR FUEL, PACKAGING MATERIALS OR SHORT-TERM REFRIGERATED VESSEL CHARTER RATES COULD INCREASE OUR COSTS SIGNIFICANTLY.

         Our costs are determined in large part by the prices of fuel and packaging materials, including containerboard, plastic and resin. We may be adversely affected if sufficient quantities of these materials are not available to us. Any significant increase in the cost of these items could also materially and adversely affect our results. Other than the cost of our products (including packaging), sea transportation costs represent the largest component of cost of products sold. During 1999 and 2000, the cost of fuel and containerboard increased as compared to the prior years, which resulted in a negative impact on our results of operations. Our average cost of fuel increased by 53% in 2000 as compared to 1999 and our average cost of containerboard increased by 20% during the same period. Our average cost of fuel decreased by 11% in 2001 as compared to 2000 and our average cost of containerboard decreased by 17% during the same period. In addition, we are subject to the volatility of the short-term charter vessel market because approximately half of our refrigerated vessels are chartered rather than owned. These charters are primarily short-term, typically for periods of one to three years. As a result, a significant increase in short-term charter rates would materially and adversely affect our results.

         WE ARE SUBJECT TO LEGAL AND ENVIRONMENTAL RISKS THAT COULD RESULT IN SIGNIFICANT CASH OUTLAYS.

         We are involved in several legal and environmental matters which, if not resolved in our favor, could require significant cash outlays and could materially and adversely affect our results of operations and financial condition. In addition, we may be subject to product liability claims if personal injury results from the consumption of any of our products. This risk may increase in connection with our entry into the fresh-cut fruit and vegetables market. In addition, although the fresh-cut fruit and vegetables market is not currently subject to any specific governmental regulations, we cannot predict whether or when any regulation will be implemented or the scope of any possible regulation.

         The United States Environmental Protection Agency, or the EPA, has placed a certain site at our plantation in Oahu, Hawaii on the National Priorities List under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, which we refer to as the "Superfund" law. Under an order entered into with the EPA, we completed a remedial investigation and engaged in a feasibility study to determine the extent of the environmental contamination. The remedial investigation report was finalized on January 21, 1999 and approved by the EPA in February 1999. A final draft feasibility study was submitted for EPA review in December 1999 and updated in December 2001. We expect that the feasibility study will be finalized by the second quarter of 2002. Based on the updated draft of the final feasibility study, the ultimate outcome and any potential costs associated with this matter are estimated to be between approximately $5.2 million to $28.9 million.

         In addition, we are involved in several actions in the U.S. and non-U.S. courts involving allegations by numerous Central American and Philippine plaintiffs that they were injured during the 1970s and 1980s by exposure to a nematocide containing the chemical Dibromochloropropane.

         ENVIRONMENTAL AND OTHER REGULATION OF OUR BUSINESS COULD ADVERSELY IMPACT US BY INCREASING OUR PRODUCTION COST OR RESTRICTING OUR ABILITY TO IMPORT CERTAIN PRODUCTS INTO THE UNITED STATES.

         Our business depends on the use of fertilizers, pesticides and other agricultural products. The use and disposal of these products in some jurisdictions are subject to regulation by various agencies. A decision by a regulatory agency to significantly restrict the use of such products that have traditionally been used in the cultivation of one of our principal products could have an adverse impact on us. For example, methyl bromide, a pesticide used for fumigation of imported produce (principally melons) for which there is currently no known substitute, is currently scheduled to be phased out in the United States in 2006. Also, under the Federal Insecticide, Fungicide and Rodenticide Act, the Federal Food, Drug and Cosmetic Act and the Food Quality Protection Act of 1996, the EPA is undertaking a series of regulatory actions relating to the evaluation and use of pesticides in the food industry. These actions and future actions regarding the availability and use of pesticides could have an adverse effect on us. In addition, if a regulatory agency were to determine that we are not in compliance with a regulation in that agency's jurisdiction, this could result in substantial penalties and could also result in a ban on the sale of part or all of our products in that jurisdiction.

         WE ARE EXPOSED TO POLITICAL, ECONOMIC AND OTHER RISKS FROM OPERATING A MULTINATIONAL BUSINESS.

         Our business is multinational and subject to the political, economic and other risks that are inherent in operating in numerous countries. These risks include those of adverse government regulation, including the imposition of import and export duties and quotas, currency restrictions, expropriation and potentially burdensome taxation. For example, banana import regulations have restricted our access to the European Union banana market and increased the cost of doing business in the European Union. This banana import license system is scheduled to remain in effect until December 31, 2005. The potential risks of operating a multinational business may be greater in countries where our activities are a significant factor in the country's economy, which is particularly true of our banana, pineapple and melon operations in Costa Rica and our banana and melon operations in Guatemala.

         We have a disagreement with the Government of Cameroon with respect to its intended privatization of certain banana plantations with which we have contracts to purchase their banana production. We disagree over the amount of acreage that can be privatized and the date of the intended privatization. The Government of Cameroon commenced procedures for the privatization of these banana plantations through an auction process, but the process resulted in no bidders. We cannot predict whether or when the Government of Cameroon will again attempt to privatize the banana plantations. Since bananas produced in Cameroon benefit from certain banana import preferences and tax exemptions in the European Union, privatization may have a negative effect on our results of operations.

         Several Central and South American countries in which we operate have established "minimum" export prices for bananas that are used as the reference point in banana purchase contracts from independent producers, thus limiting our ability to negotiate lower purchase prices. These minimum export price requirements could potentially increase the cost of sourcing bananas in countries that have established such requirements.

         We are also subject to a variety of government regulations in countries where we market our products, including the United States, the countries of the European Union, Japan, South Korea and China. Examples of the types of regulation we face include:

         o        sanitary regulations;

         o        regulations governing pesticide use and residue levels; and

         o        regulations governing packaging and labeling.

         If we fail to comply with applicable regulations, it could result in an order barring the sale of part or all of a particular shipment of our products or, possibly, the sale of any of our products for a specified period. Such a development could result in significant losses and could weaken our financial condition.

         THE DISTRIBUTION OF OUR FRESH PRODUCE IN EUROPE COULD BE ADVERSELY AFFECTED IF WE FAIL TO MAINTAIN OUR DISTRIBUTION ARRANGEMENTS.

         We import and distribute a substantial portion of our fresh produce in Europe through two marketing entities with which we have exclusive arrangements or that distribute our products on a commission basis, one of these entities is a partnership in which we own an 80% non-controlling interest. If any of these arrangements were terminated without a replacement alternative, our ability to import and distribute products in certain parts of Europe may be significantly limited.

         Due to disagreements between the partnership and us, in July 1997 we informed the partnership that we intended to discontinue the sales and purchase agreement as of December 31, 2002.

         ACTS OR OMISSIONS OF OTHER COMPANIES COULD ADVERSELY AFFECT THE VALUE OF THE DEL MONTE(R) BRAND.

         We depend on the DEL MONTE(R) brand in marketing our fresh produce. We share the DEL MONTE(R) brand with unaffiliated companies that manufacture, distribute and sell canned or processed fruits and vegetables, dried fruit, snacks and other products. Acts or omissions by these companies, including an instance of food-borne contamination or disease, may adversely affect the value of the DEL MONTE(R) brand. Our reputation and the value of the DEL MONTE(R) brand may be adversely affected by negative consumer perception of this brand.

         OUR SUCCESS DEPENDS ON THE SERVICES OF OUR SENIOR EXECUTIVES, THE LOSS OF WHOM COULD DISRUPT OUR OPERATIONS.

         Our ability to maintain our competitive position is dependent to a large degree on the services of our senior management team. We may not be able to retain our existing senior management personnel or to attract additional qualified senior management personnel.

         OUR ACQUISITION AND EXPANSION STRATEGY MAY NOT BE SUCCESSFUL.

         Our growth strategy is based in part on growth through acquisitions or expansion, which poses a number of risks. We may not be successful in identifying appropriate acquisition candidates, consummating acquisitions on satisfactory terms or integrating any newly acquired or expanded business with our current operations. We may issue ordinary shares, incur long-term or short-term indebtedness, spend cash or use a combination of these for all or part of the consideration paid in future acquisitions or to expand our operations. We also are currently subject to contractual limitations on our ability to effect acquisitions under our credit facility.

         OUR INDEBTEDNESS COULD LIMIT OUR FINANCIAL AND OPERATING FLEXIBILITY AND SUBJECT US TO OTHER RISKS.

         At December 28, 2001, our total debt, including current maturities and capital lease obligations, was $333.3 million and our total debt to total capitalization ratio was 38%. This level of indebtedness could have significant consequences because:

         o a substantial portion of our net cash flow from operations must be dedicated to debt service and will not be available for other purposes;

         o our ability to obtain additional debt financing or refinance our debt in the future for working capital, capital expenditures or acquisitions may be limited either by financial considerations or due to covenants in existing loan agreements; and

         o our level of indebtedness may limit our flexibility in reacting to changes in the industry and economic conditions generally.

         Our ability to meet our financial obligations will depend on our future performance, which will be affected by prevailing economic conditions and financial, business and other factors, some of which are beyond our control. Our ability to meet our financial obligations also may be adversely affected by the seasonal nature of our business, the cyclicality of agricultural commodity prices, the susceptibility of our product sourcing to crop disease or severe weather conditions and other factors.

         Since we are a holding company, our ability to meet our financial obligations depends primarily on receiving sufficient funds from our subsidiaries. The payment of dividends or other distributions to us by our subsidiaries may be restricted by the provisions of our credit agreements and other contractual requirements and by applicable legal restrictions on payment of dividends.

         If we were unable to meet our financial obligations, we would be forced to pursue one or more alternative strategies such as selling assets, restructuring or refinancing our indebtedness or seeking additional equity capital, which strategies might not be successful. Additional sales of our equity capital could substantially dilute the ownership interest of existing shareholders.

         Our credit facility imposes operating and financial restrictions on our activities. Our failure to comply with the obligations under this facility, including maintenance of financial ratios, could result in an event of default, which, if not cured or waived, would permit acceleration of the indebtedness due under the facility.

         WE ARE CONTROLLED BY OUR PRINCIPAL SHAREHOLDERS.

         IAT Group Inc. and its current shareholders, members of the Abu-Ghazaleh family, are our principal shareholders and currently directly and indirectly beneficially own approximately 65.6% of our outstanding ordinary shares. Our chairman and chief executive officer, and two other directors, are members of the Abu-Ghazaleh family. We expect our principal shareholders to continue to use their majority interest in the ordinary shares to direct our management, to control the election of our entire board of directors, to determine the method and timing of the payment of any dividends, to determine substantially all other matters requiring shareholder approval and to control us. The concentration of our beneficial ownership may have the effect of delaying, deterring or preventing a change in control, may discourage bids for the ordinary shares at a premium over their market price and may otherwise adversely affect the market price of the ordinary shares.

         A SUBSTANTIAL NUMBER OF OUR ORDINARY SHARES ARE AVAILABLE FOR SALE IN THE PUBLIC MARKET AND SALES OF THOSE SHARES COULD ADVERSELY AFFECT OUR SHARE PRICE.

         Future sales of the ordinary shares by our principal shareholders, or the perception that such sales could occur, could adversely affect the prevailing market price of our ordinary shares. Of the 54,091,650 ordinary shares outstanding as of December 28, 2001, 35,461,450 ordinary shares are owned by the principal shareholders and are "restricted securities." These "restricted" ordinary shares are registrable upon demand and are eligible for sale in the public market without registration under the Securities Act of 1933, subject to compliance with the resale volume limitations and other restrictions of Rule 144 under the Securities Act.

         OUR ORGANIZATIONAL DOCUMENTS CONTAIN A VARIETY OF ANTI-TAKEOVER PROVISIONS THAT COULD DELAY, DETER OR PREVENT A CHANGE IN CONTROL.

         Various provisions of our organizational documents and Cayman Islands law may delay, deter or prevent a change in control of us that is not approved by our board of directors. These provisions include:

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

         In addition, a change of control would constitute an event of default under our credit facility which would have a material adverse effect on us. These provisions also could delay, deter or prevent a takeover attempt.

         OUR SHAREHOLDERS HAVE LIMITED RIGHTS UNDER CAYMAN ISLANDS LAW.

         We are incorporated under the laws of the Cayman Islands, and our corporate affairs are governed by our memorandum of association and our articles of association and by the Companies Law (2001 Second Revision) of the Cayman Islands. Principles of law relating to matters such as the validity of corporate procedures, the fiduciary duties of our management, directors and controlling shareholders and the rights of our shareholders differ from those that would apply if we were incorporated in a jurisdiction within the United States. Further, the rights of shareholders under Cayman Islands law are not as clearly established as the rights of shareholders under legislation or judicial precedent applicable in most U.S. jurisdictions. As a result, our public shareholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than they might have as shareholders of a corporation incorporated in a U.S. jurisdiction. In addition, there is doubt as to whether the courts of the Cayman Islands would enforce, either in an original action or in an action for enforcement of judgments of U.S. courts, liabilities that are predicated upon the U.S. federal securities laws.

ITEM 4.  INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF FRESH DEL MONTE

         Our legal name is Fresh Del Monte Produce Inc. and our commercial name is Del Monte Fresh Produce. We are a holding company, incorporated under the laws of the Cayman Islands on August 29, 1996 and are 56.5% owned by IAT Group Inc. which is 100% beneficially owned by members of the Abu-Ghazaleh family. In addition, members of the Abu-Ghazaleh family directly own 9.1% of the outstanding ordinary shares of Fresh Del Monte. Our principal executive office is located at Walker House, Mary Street, P.O. Box 908GT, Georgetown, Grand Cayman, Cayman Islands. Our U.S. executive office is located at c/o Del Monte Fresh Produce Company, 800 Douglas Road, North Tower, 12th Floor, Coral Gables, Florida 33134. Our telephone number at our U.S. executive office is (305) 520-8400.

          Our global business, conducted through subsidiaries, is primarily the worldwide sourcing, transportation and marketing of fresh produce. We source our products (bananas, pineapples, cantaloupe, honeydew, watermelons, grapes, non-tropical fruit (including citrus, apples, pears, peaches, plums, nectarines, apricots and kiwi), plantains, Vidalia(R) sweet onions and various greens) primarily from Central and South America and the Philippines. We also source products from North America, Africa and Europe. We distribute our products in North America, Europe, the Asia-Pacific region and South America. Our products are sourced from company-owned farms, through joint venture arrangements and through supply contracts with independent growers.

         On September 17, 1998, we acquired 14 wholly-owned operating companies, which we refer to as IAT, from IAT Group Inc. and its shareholders. At the time of the IAT transaction, IAT Group Inc. owned approximately 86% of FG Holdings Limited, which in turn owned approximately 63% of Fresh Del Monte. As a result, the IAT transaction was accounted for as a combination of entities under common control using the as if pooling of interests method of accounting.

         We were organized to acquire beneficial ownership and control of all of the outstanding common stock of FDP N.V. and GRC. The acquisition of FDP N.V. and GRC, which was accounted for as a purchase, was completed on December 20, 1996. The results of operations of FDP N.V. and GRC are included in our results commencing December 21, 1996.

         Our principal capital expenditures for 2001 were primarily for expansion of distribution and fresh-cut facilities in North America and Asia-Pacific and expansion of operating facilities in Central and South America for a total of $36.1 million. Our principal capital expenditures for 2000 consisted of the acquisition of pre-owned refrigerated vessels and expansion of distribution and operating facilities for a total of $57.0 million. Our principal capital expenditures for 1999 consisted of the acquisition of pre-owned refrigerated vessels, expansion of distribution and operating facilities and the implementation of a new computer system for a total of $95.4 million. Capital expenditures were funded from our revolving credit facility, from mortgages on the pre-owned refrigerated vessels and from our operating cash flows.

         Principal capital expenditures planned for 2002 consist of approximately $90 million for expansion of distribution and fresh-cut facilities in North America, Europe and the Asia-Pacific region, expansion of operating facilities in South and Central America and the acquisition of a pre-owned refrigerated vessel. We expect to fund our capital expenditures for the year 2002 from operating cash flows and borrowings under our revolving credit facility.

BUSINESS OVERVIEW

         We are a leading vertically-integrated producer and marketer of high quality fresh and packaged fresh-cut fruit and vegetables. Our products include bananas, pineapples, cantaloupe, honeydew, watermelons, grapes, non-tropical fruit (including citrus, apples, pears, peaches, plums, nectarines, apricots and kiwi), plantains, Vidalia(R) sweet onions and various greens. We market our products worldwide under the DEL MONTE(R) brand, a symbol of product quality and reliability since 1892. Our global sourcing and logistics network allows us to provide regular delivery of consistently high quality fresh produce and value-added services to our customers.

         We have leading market positions in key fresh produce categories. We believe we are:

         o the number one marketer of fresh pineapples worldwide, including our "DEL MONTE GOLD (TM) EXTRA SWEET" pineapple, with an estimated 50% market share in 2001;

         o the number one marketer of branded melons in the United States and the United Kingdom;

         o the third largest marketer of bananas worldwide, with an estimated 16% market share in 2001;

         o        a leading year-round marketer of branded grapes in the United
                  States;

         o a leading marketer of branded citrus, apples, pears and other non-tropical fruit in selected markets; and

         o        a leading marketer of Vidalia(R)sweet onions in the United
                  States.

         We also have an established platform in the value-added fresh-cut fruit and vegetables market, which has built upon our existing fresh-cut pineapple business. The fresh-cut fruit and vegetables market, estimated at $8 billion in the United States alone in 1997, is one of the fastest-growing categories in the fresh produce segment and is expected to grow to $19 billion by 2003. This category includes fresh produce that has been trimmed, peeled, cut and packaged into nutritious, ready-to-use products for retail stores and foodservice operators. Our fresh-cut fruit products include pineapple, cantaloupe, honeydew, watermelon, grapes and kiwi, and our fresh-cut vegetable products include broccoli, cauliflower, celery, carrots and greens. We believe our global sourcing and logistics capabilities, combined with the DEL MONTE(R) brand, will enable us to achieve a leading position in this market.

         We source and distribute our products on a global basis. Our products are grown primarily in Central and South America and the Philippines. We also source products from North America, Africa and Europe. Our products are sourced from company-controlled farms and independent growers. We transport our fresh produce to markets using our fleet of 22 owned and 18 chartered refrigerated vessels, and we operate four port facilities in the United States. We operate 27 distribution centers, generally with cold storage and ripening facilities in our key markets worldwide, including the United States, the United Kingdom, Japan, Korea and Argentina. We also operate nine fresh-cut facilities in the United States as well as Japan. Through our vertically-integrated network we manage the transportation and distribution of our products in a continuous temperature-controlled environment. This enables us to preserve quality and freshness, and to optimize product shelf life, while ensuring timely and year-round distribution. Furthermore, our position as a volume producer and shipper of bananas allows us to lower our average per box logistics cost and to provide regular deliveries of our premium fresh fruit to meet the increasing demand for year-round supply.

         We market and distribute our products to retail stores, wholesalers, distributors and foodservice operators in more than 50 countries around the world. North America is our largest market, accounting for 52% of our net sales in 2001. Europe and the Asia-Pacific region, including the Middle East, are our other major markets, accounting for 29% and 17% of our net sales in 2001, respectively. We are continuing to expand our network of distribution centers and fresh-cut facilities throughout the United States and in Canada. These investments address the growing demand from supermarket chains, club stores, mass merchandisers and independent grocers to provide value-added services, including the preparation of fresh-cut fruit and vegetables, ripening, customized sorting and packing, direct-to-store delivery and in-store merchandising and promotional support.

PRODUCTS

         BANANAS

         Bananas are the leading internationally traded fresh fruit in terms of volume and dollar sales and the best-selling fresh fruit in the United States. Europe and North America are the world's largest banana markets, with annual imports of 14 and ten billion pounds, respectively. The Asia-Pacific region imports approximately five billion pounds per year. Bananas are a key produce department product due to their high turnover and the premium margins that grocers realize on banana sales.

         Bananas have a relatively short growing cycle and are grown in tropical locations with humid climates and heavy rainfall, such as Central and South America, the Caribbean, the Philippines and Africa. Bananas are grown throughout the year in these locations, although demand and prices fluctuate based on the relative supply of bananas and the availability of seasonal and alternative fruit.

         FRESH PINEAPPLES

         During the period from 1990 to 2000, the volume of fresh pineapple imports increased by approximately 175% in North America and 71% in Europe. In the Asia-Pacific region, the volume of imports decreased slightly during that period. In 2000, annual fresh pineapple consumption in the United States and Canada reached approximately 800 million pounds. In the same year, fresh pineapple imports into Europe and the Asia-Pacific region were approximately one billion pounds and 300 million pounds, respectively.

         Pineapples are grown in tropical and sub-tropical locations, including the Philippines, Costa Rica, Hawaii, Thailand, Malaysia, Indonesia and Africa. In contrast to bananas, pineapples have a long growing cycle of 18 months, and require recultivation after one to three harvests. Pineapple growing thus requires a higher level of capital investment, as well as greater agricultural expertise. We believe that these factors have made it relatively difficult for small producers to enter the pineapple market.

         While there are many varieties of pineapple, among the principal varieties is the Champaka pineapple, which is the traditional conical shaped pineapple with a light yellow flesh. While the Champaka pineapple has historically been the most commonly available variety of fresh and canned pineapple, we believe that the significant increase in fresh pineapple sales in recent years is due to the introduction of premium pineapples, such as our "DEL MONTE GOLD(TM) EXTRA SWEET" pineapple, which has enhanced taste, golden shell color, bright yellow flesh and higher vitamin C content.

         MELONS

         Estimated at $1 billion in 1996, the global melon market is experiencing growing demand. During the period from 1990 to 2000, the volume of imports of cantaloupes and other melons increased by approximately 107% in North America and 118% in Europe. Melons are one of the highest volume fresh produce items, and this category includes many varieties, such as cantaloupe, honeydew and watermelons. During the summer and fall growing seasons in the United States and Europe, demand is met in large part by local suppliers of unbranded or regionally branded melons. By contrast, in the November to May off-season in North America and Europe, imports significantly increase, and melons command premium prices. Melons are grown in temperate and tropical locations and have a relatively short growing cycle.

         FRESH GRAPES

         In the United States, approximately 15% of total grape production is used for fresh consumption, with the remainder processed for the production of wine, raisins, juices and canned products. The higher production costs and higher product value of fresh grapes result from more intensive production practices than are required for grapes grown for processing. Fresh grape consumption in the United States increased 4% in 2000. While California supplies approximately 60% of total volumes, imports have made fresh grapes available year-round in the United States, with shipments mostly from Chile. Most of the U.S. production is marketed from May through November. From December through April, Chilean grapes dominate the market. The United States has experienced a long-term rise in consumption of fresh grapes, which is currently estimated at over eight pounds per capita. In addition to increased fresh grape consumption, consumers are also shifting their preferences towards seedless grapes.

         FRESH-CUT PRODUCE

         The fresh-cut produce market first gained prominence in many U.S. and European markets with the introduction of packaged salads. While packaged salads continue to account for a large proportion of fresh-cut produce sales, the category has expanded significantly to include pineapples, assorted melons, broccoli, carrots, mushrooms and other produce that is washed, cut and packaged in a ready-to-use form. It is estimated that approximately 76% of all U.S. households now purchase fresh-cut produce at least once a month, and these products account for a rapidly increasing share of total produce sales. Market expansion has been driven largely by consumer demand for fresh, healthy and ready-to-eat food alternatives, as well as significant demand from foodservice operators. Within this market, we believe that there will be increasing differentiation between companies active primarily in the packaged salad market and other companies, like us, that can offer a wide variety of fresh-cut fruit and vegetable items.

         The majority of fresh-cut produce is sold to consumers through foodservice operators, although retail stores are gaining market share. The majority of fresh-cut products are offered by local or regional suppliers, and many retail food stores conduct cutting operations on their own premises. We believe, however, that outsourcing by food retailers will increase, particularly as food safety regulations become more stringent and retailers demand more value-added services. This trend should benefit large branded suppliers, like us, that are better positioned to invest in fresh-cut facilities and to service regional and national chains and foodservice operators, as well as supercenters, mass merchandisers and club stores. We also believe that large branded suppliers will benefit from merchandising, branding and other marketing strategies for fresh-cut products, similar to those used for branded processed food products which depend substantially on product differentiation.

PRODUCTS, SOURCING AND PRODUCTION

         Our products are grown and sourced primarily in Central and South America and the Philippines. We also source products from North America, Africa and Europe. In 2001, 34% of the fresh produce we sold was grown on company-controlled farms, with the remaining 66% acquired through supply contracts with independent growers.

         We produce, source, distribute and market a broad array of fresh produce throughout the world primarily under the DEL MONTE(R) brand, as well as under other proprietary brands such as Fielder(R), Purple Mountain(R) and UTC(R).

         The following table indicates our net sales by product for the last three fiscal years:


                                                                   Year Ended
                                         -----------------------------------------------------------------
                                             December 31,          December 29,             December 28,
                                                1999                   2000                     2001
                                         -----------------       -----------------       -----------------
                                                                  ($ in millions)
NET SALES BY PRODUCT CATEGORY:
   Bananas ........................      $    951.3     55%      $    921.0     50%      $    894.2     46%
   Other Fresh Produce:
     Pineapples ...................           313.8     18            349.9     19            399.9     21
     Melons .......................           131.2      8            166.5      9            194.7     10
     Grapes .......................            83.9      5            106.3      6             91.2      5
     Non-Tropical Fruit ...........            94.2      5             91.1      5            104.2      5
     Fresh-Cut Fruit and Vegetables            24.0      1             57.5      3             76.5      4
     Other Fruit and Vegetables ...            54.2      3             67.6      3             62.1      3
                                         ----------     --       ----------     --       ----------     --
   Total Other Fresh Produce ......           701.3     40            838.9     45            928.6     48
   Non-Produce ....................            90.6      5             99.4      5            105.2      6
                                         ----------     --       ----------     --       ----------     --
     Total ........................      $  1,743.2    100%      $  1,859.3    100%      $  1,928.0    100%
                                         ==========    ===       ==========    ===       ==========    ===


         BANANAS

         We believe that we are the world's third largest marketer of bananas with an estimated 16% market share in 2001. Our banana sales in North America, Europe and the Asia-Pacific region accounted for approximately 44%, 30% and 25% of our net sales of bananas in 2001, respectively. We produced 21% of the banana volume we sold in 2001 on company-controlled farms, and we purchased the remainder from independent growers.

         Bananas are the best-selling fresh produce item, as well as a high margin product for many of our customers. Accordingly, our ability to provide our customers with a year-round supply of high quality DEL MONTE(R) bananas is important to maintaining our existing customer relationships and attracting new customers. Our position as a volume shipper of bananas has also allowed us to make regular shipments of a wide array of other fresh produce, such as pineapples, melons and plantains, and reduce our average per-box logistics costs. We believe that our investment in distribution centers will also improve the profitability of our banana operations as we provide more ripening, cold storage, direct-to-store delivery and other value-added services to our customers.

         We produce bananas on company-controlled farms in Costa Rica, Guatemala, Brazil and Cameroon, and we purchase bananas from independent growers in the Philippines, Costa Rica, Ecuador, Colombia, Guatemala and Panama. Although our purchase contracts are primarily long-term, we also make purchases in the spot market, primarily in Ecuador. In Ecuador and Costa Rica, there are minimum export prices for the sale of bananas.

         Due in part to limitations in the Philippines on foreign ownership of land, we purchase bananas in the Philippines through long-term contracts with independent growers. Approximately 63% of our Philippine-sourced bananas are supplied by one grower, representing 15% of our total banana volume in 2001.

         PINEAPPLES

         Since the introduction in 1996 of our "DEL MONTE GOLD(TM) EXTRA SWEET" pineapple, our share of the worldwide fresh pineapple market has grown significantly to an estimated 50% in 2001. Pineapple sales in North America, Europe and the Asia-Pacific region accounted for 61%, 26% and 13% of our net sales of pineapples in 2001, respectively.

         From 1996 to 2001, our production of the "DEL MONTE GOLD(TM) EXTRA SWEET" pineapple increased from 2.5 million boxes to 12 million boxes. Based on FAO data, the volume of pineapple sales in the United States has increased significantly since 1996. We believe that a substantial portion of this growth is due to our introduction of the "DEL MONTE GOLD(TM) EXTRA SWEET" pineapple. We expect to increase the sales volume of our extra sweet pineapples in the near future with extra sweet pineapples grown in Hawaii and South America. The "DEL MONTE GOLD(TM) EXTRA SWEET" pineapple has a number of highly desirable characteristics such as enhanced taste, golden shell color, bright yellow flesh and a higher vitamin C content as compared to traditional varieties of pineapple, such as the Champaka pineapple.

         Our pineapple business includes our frozen pineapple operations. Recently, we doubled the size of our Costa Rican frozen fruit facilities to take advantage of the growing demand for these products, particularly by foodservice operators. Frozen pineapples are used in a variety of preparations, including fruit-based drinks, such as fruit smoothies and frozen dessert products.

         The principal production and procurement areas for our pineapples are Costa Rica, Hawaii and the Philippines. Cultivating pineapples requires greater capital resources and significant agricultural expertise, effort and longer growing time, relative to bananas. As a result, a higher percentage of the pineapples we sell (75% by volume in 2001) are produced on company-controlled farms than is the case for our bananas.

         MELONS

         We sell a variety of melons including cantaloupe, honeydew, watermelon and specialty melons that we have introduced to meet the different tastes and expectations of consumers in Europe. Cantaloupes represented over 70% of our melon sales volume in 2001. We have become a significant producer and distributor of melons during the North American and European October to May off-season by sourcing melons from our company-controlled farms and independent growers in Central and South America, where production generally occurs during this period. We believe we were the largest marketer in the United States and the United Kingdom of branded melons in 2001. Melons sold in the North American and European off-season generally command a premium price due to the relative scarcity of melons and alternative fruit. Melon sales in North America and Europe accounted for 78% and 20% of our net sales of melons in 2001, respectively. In terms of volume, we produced 70% of the melons we sold in 2001 on company-controlled farms and purchased the remainder from independent growers.

         We are able to provide our customers with a year-round supply of melons from diverse sources. For example, we supply the North American market during its summer season with melons from Arizona and California and the East Coast of the United States, and we supply the European market during its summer season with melons from Spain. We source off-season melons principally in Costa Rica, Guatemala and Brazil.

         We have devoted significant research and development efforts towards maintaining our expertise in melons, especially cantaloupes. Melon crop yields are highly sensitive to weather conditions and are adversely affected by high levels of precipitation. We have developed specialized melon growing technology that we believe has reduced our exposure to the risk of intemperate weather conditions and significantly increased our yields. Since melon production requires semi-annual crop rotation, we own a relatively small percentage of melon farms.

         FRESH GRAPES

         We market all varieties of fresh grapes, including the popular Thompson, Flame and Crimson seedless and Red Globe varieties. We believe fresh grapes are among the best-selling produce items. We obtain our supply of fresh grapes from company-controlled farms in Chile and from independent growers in Chile, South Africa and the United States. Purchase contracts for grapes are typically made on an annual basis. Fresh grape sales in North America and Europe accounted for approximately 74% and 17% of our total net sales of grapes in 2001, respectively. We also sell grapes in certain local markets in South America. We produced 15% of the grape volume we sold in 2001 on company-controlled farms, and we purchased 85% from independent growers. As with most of our fresh produce, we are able to supply grapes to our customers on a year-round basis, and during the year-end holiday season in North America and Europe, we are able to obtain premium prices.

         NON-TROPICAL FRUIT

         In addition to grapes, we sell a variety of non-tropical fruit including citrus, apples, pears, peaches, plums, nectarines, apricots and kiwi. Non-tropical fruit sales in North America, Europe, the Asia-Pacific region and South America accounted for approximately 29%, 38%, 23% and 9% of our net sales of non-tropical fruit in 2001, respectively. A large portion of our citrus is sold in the Asia-Pacific region. We purchase most of our supply of non-tropical fruit from independent growers in Chile, South Africa, the United States and Spain. Purchase contracts for non-tropical fruit are typically made on an annual basis.

         FRESH-CUT FRUIT AND VEGETABLES

         We believe that the fresh-cut fruit and vegetables market is one of the fastest-growing categories in the fresh produce segment, largely due to consumer trends favoring healthy and conveniently packaged ready-to-eat foods. We established a platform in this industry through acquisitions that we have completed in the past three years and by building upon our existing fresh-cut pineapple business. We believe that our experience in this market, coupled with our sourcing and logistics capabilities and the DEL MONTE(R) brand, will enable us to achieve a leading position in this highly-fragmented market. Our fresh-cut fruit products include pineapple, cantaloupe, honeydew, watermelons and grapes. The fruit we use in our fresh-cut operations are sourced within our integrated system of company-controlled farms and from independent growers. We also offer fresh-cut vegetables, including broccoli, cauliflower, celery, carrots and greens. We purchase most of our vegetables for these purposes from independent growers in the United States. Our purchase contracts for both fruit and vegetables are typically short-term but vary by produce item. Substantially all of our fresh-cut products are sold in the United States, although we plan to expand our fresh-cut operations to Europe and certain other major markets.

         OTHER FRUIT AND VEGETABLES

         We produce, distribute and market a variety of other fruit, including plantains and mangos, as well as other fresh produce, including Vidalia(R) and other sweet onions. We also distribute packaged greens, principally collard, turnip and mustard greens and kale. We source the fruit items from company-controlled farms and independent growers in Costa Rica, Colombia, Ecuador and Guatemala. We source our greens primarily from our own farms in Georgia and independent growers in the Southeastern United States. In October 1998, we purchased a Vidalia(R) sweet onion farm and distribution facility in Georgia. Although sweet onions are grown throughout the United States, a sweet onion may only be labeled a Vidalia(R) sweet onion if it is grown in certain counties in Georgia. We believe we are a leading marketer of Vidalia(R) sweet onions in the United States.

         NON-PRODUCE PRODUCTS AND SERVICES

         Our non-produce services include our third-party ocean freight container business, our third-party plastics and box manufacturing business, our Jordanian poultry business and our Argentine grain business. Our third-party ocean freight container business allows us to generate incremental revenue on vessels' return voyages to our product sourcing locations and, as space is available on outbound voyages to our major markets, which reduces our overall shipping costs. As a result, we believe our vessel utilization rate is above average for the fresh produce industry. Our plastics and box manufacturing business produces bins, trays, bags and boxes. Although this business is intended mainly to satisfy internal packaging requirements, we also sell these products to third parties. We own a state-of-the-art poultry farm and processing facility in Jordan that is a leading provider to retail stores and foodservice operators in that country. In addition, we grow grain on leased farms in Argentina, including corn used to supply a portion of the feed requirements of our Jordanian poultry operations. We own and operate grain silos in Argentina for the storage of grain grown by us and third parties, which may be held for future sales.

         LOGISTIC OPERATIONS

         We market and distribute our products to retail stores, foodservice operators, wholesalers and distributors in more than 50 countries around the world. As a result, we conduct complex logistics operations on a global basis, transporting our products from the countries in which they are grown to the many markets in which they are sold worldwide. Maintaining fruit at the appropriate temperature is an important factor in preventing its premature ripening and optimizing product quality and freshness. Consistent with our reputation for high quality fresh produce, we must preserve our fruit in a continuous temperature-controlled environment, beginning with the harvesting of the fruit in the field through its distribution to our end markets.

         We have a fully-integrated logistics network, which includes air, land and sea transportation through a broad range of refrigerated environments in vessels, port facilities, containers, trucks and warehouses. Our objective is to maximize utilization of our logistics network to lower our average per-box logistics cost, while remaining sufficiently flexible to redeploy capacity or shipments to meet fluctuations in demand in our key markets. We believe that our control of the logistics process is a competitive advantage because we are able to continuously monitor and maintain the quality of our produce and ensure timely and regular distribution to customers on a year-round basis. Because logistics costs are also our largest expense other than our cost of products, we devote substantial resources to managing the scheduling and availability of various means of reliable transportation.

         We transport our fresh produce to markets worldwide using our fleet of 22 owned and 18 chartered refrigerated vessels. In recent years, we have sought to rationalize our fleet through opportunistic acquisitions of vessels. We believe that our enlarged fleet of owned vessels has been a cost-effective means of reducing our exposure to the volatility of the charter market, and we plan to continue to evaluate opportunities to increase our fleet. Of the 18 vessels we charter, 15 are chartered on a short-term basis. We also lease refrigerated containers under capital, rather than operating, leases, which we believe is a more cost-effective means of managing our container requirements.

         Our logistics system is supported by various information systems. In 1999, we introduced a single, integrated telecommunications system that centrally links our major production and distribution locations. We are also implementing additional upgrades to our information systems that support our logistics network. We believe that these improvements, expected to be completed in 2002, will increase the utilization of our existing logistics network, especially in North America.

SALES AND MARKETING

         Our sales and marketing activities are conducted by our sales force located at our sales offices worldwide and at each of our distribution centers. A key element of our sales and marketing strategy is to use our distribution centers as a means of providing value-added services for our customers. As a result, we have made significant investments in our network of distribution centers and plan additional investments through 2003. Our planned investments are concentrated in the United States, our largest market, where we believe that a nationwide presence will permit us to service a greater proportion of our customers' needs and to capture a greater proportion of the fresh and fresh-cut produce markets. Investments in our network will include new distribution centers with fresh-cut, ripening and other value-added service facilities, as well as enhancements to existing distribution centers and the addition of smaller distribution centers to service some of our growing regional markets.

         We actively support our customers through technical training in the handling of fresh produce, in-store merchandising support, joint promotional activities, market research and inventory and other logistical support. Since most of our customers carry only one branded product for each fresh produce item, our marketing and promotional efforts emphasize trade advertising and in-store promotions.

         NORTH AMERICA

         In 2001, 52% of our net sales were made in North America. In North America we have established a highly integrated sales and marketing network that builds on our ability to control air, land and sea transportation and distribution throughout our extensive logistics network. At December 28, 2001, we operated 16 distribution centers in the United States, which generally have ripening and fresh-cut facilities. We also operated four port facilities, which also include cold storage facilities, as well as a fleet of refrigerated trucks.

         Our logistics network provides us with a number of sales and marketing advantages. For example, because we are able to maintain the quality of our fresh produce in a continuous temperature-controlled environment, we are under less pressure to fully sell a shipment prior to its arrival at port. We are thus able to manage the timing of our sales to maximize margins. Our ability to off-load shipments for cold storage and distribution throughout our network also improves ship utilization by minimizing in-port docking time. Our logistics network also allows us to manage our inventory among distribution centers to respond more effectively to fluctuations in customer demand in the regions we serve.

         We have sales professionals in locations throughout the United States and in Canada. We sell to leading grocery stores and other retail chains, wholesalers, mass merchandisers, supercenters, foodservice operators, club stores and distributors in North America. These large customers typically take delivery of our products at the port facilities, which we refer to as FOB delivery. We also service these large customers, as well as an increasing number of smaller regional chains and independent grocers, through our distribution centers.

         EUROPE

         We distribute our products throughout Europe. In the United Kingdom, where we operate five distribution centers, our products are distributed to leading retail chains, smaller regional customers, as well as to wholesalers and distributors through direct sales and distribution centers. In Northern and Southern Europe, we generally distribute our products through two marketing companies. In 1999, we also acquired all of the outstanding shares of Banana Marketing Belgium, a marketing company in Belgium, which enabled us to expand our direct sales in the Northern European market.

         ASIA-PACIFIC

         We distribute our products in the Asia-Pacific region, including the Middle East, through direct marketing and through large distributors. Our principal markets in this region are Japan, Korea, China and Hong Kong. In Japan, we distributed approximately 78% of our products in 2001 through direct sales and the remainder through Japan's largest fresh produce distribution cooperative, which distributes our products on a sales commission basis. We manage four distribution centers at ports in Japan with cold storage and banana ripening facilities.

         We also engage in direct sales and marketing activities in Korea and Hong Kong. In other Asia-Pacific markets, we sell to local distributors. In Korea, we have one distribution center, including state-of-the art ripening technology that is not available in that market, increasing our ability to offer value-added services.

         SOUTH AMERICA

         We began distributing our products in South America in 2000. We have direct sales and marketing activities in Brazil, Argentina and Chile. We have one distribution center in Argentina and are building a new state-of-the-art facility in Brazil. Our initial sales in these markets have focused mainly on bananas, melons and non-tropical fruit.

QUALITY ASSURANCE

         To ensure the consistent high quality of our products, we have a quality assurance group that maintains detailed quality specifications for all our products that generally exceed minimum regulatory requirements. Our specifications require extensive sampling of our fresh produce at each stage of the production and distribution processes to ensure high quality and proper sizing, as well as to identify the primary sources of any defects. Our fresh produce is evaluated based on both external appearance and internal quality, using size, color, porosity, translucence and sweetness criteria. Only fresh produce meeting our stringent quality specifications is sold under the DEL MONTE(R) brand.

         We are able to maintain the high quality of our products by growing our own produce and working closely with our independent growers. We insist that all produce supplied by our independent growers meet the same stringent quality requirements as produce grown on our own farms. Accordingly, we monitor our independent growers to ensure that their produce will meet agricultural and quality control standards, offer technical assistance on certain aspects of production and packing and, in some cases, manage the farms. The quality assurance process begins on the farms and continues as harvested products enter our packing facilities. Where appropriate, we cool the fresh produce at our packing facilities to maximize quality and optimize shelf life. As an indication of our commitment to quality, many of our operations have received certificates of compliance from the International Standards of Operation, or ISO, in environmental compliance (14001) and production processes (9002).

GOVERNMENT REGULATION

         Agriculture and the sale and distribution of fresh produce are subject to extensive regulation by government authorities in the countries where the produce is grown and the countries where such produce is marketed. We have internal policies and procedures to comply with the most stringent regulations applicable to our products, as well as a technical staff to monitor pesticide usage and ensure compliance with applicable laws and regulations. We believe we are in material compliance with these laws and regulations.

         We are also subject to various government regulations in countries where we market our products. The countries in which we market a material amount of our products are the United States, the countries of the European Union, Japan, China and South Korea. These government regulations include:

         o sanitary regulations, particularly in the United States and the countries of the European Union;

         o regulations governing pesticide use and residue levels, particularly in the United States, Japan and Germany; and

         o regulations governing packaging and labeling, particularly in the United States and the countries of the European Union.

        Any failure to comply with applicable regulations could result in an order barring the sale of part or all of a particular shipment of our products or, in an extreme case, the sale of any of our products for a specified period. In addition, we believe there has been an increasing emphasis on the part of consumers, as well as retailers, wholesalers, distributors and food service operators, on food safety issues, which could result in our business and operations being subject to increasingly stringent food safety regulations or guidelines.

        Although the fresh-cut fruit and vegetables industry is not currently subject to any specific governmental regulations, we cannot predict whether or when any regulation will be implemented or the scope of any possible regulation.

        EUROPEAN UNION BANANA IMPORT REGULATIONS

        On May 2, 2001, the European Commission adopted a new regulation which revised a banana import system based on the agreement reached by the European Union with the United States government on April 11, 2001. The new system became effective July 1, 2001 and maintains the use of banana import licenses within the tariff quotas determined by the European Commission until December 31, 2005.

        ENVIRONMENTAL MATTERS

         The management, use and disposal of some chemicals and pesticides are an inherent aspect of our production operations. These activities and other aspects of production are subject to various environmental laws and regulations, depending upon the country of operation. In addition, in some countries of operation, the environmental laws can require the investigation and, if necessary, remediation of contamination related to past or current operations. We are not a party to any dispute or legal proceeding relating to environmental matters where we believe that the risk associated with the dispute or legal proceeding would be material, except as described below in connection with the Kunia well site and under "-- Legal Proceedings."

         On May 10, 1993, the EPA identified a certain site at our plantation in Hawaii for potential listing on the National Priorities List under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended. See "-- Legal Proceedings -- Kunia Well Site."

COMPETITION

         We compete based on a variety of factors, including the appearance, taste, size, shelf life and overall quality of our fresh produce, price and distribution terms, the timeliness of our deliveries to customers and the availability of our produce items. The fresh produce business is highly competitive, and the effect of competition is intensified because our products are perishable. Competition in the sale of bananas, pineapples, melons and the other fresh fruit and vegetables that we sell comes from competing producers. Our sales are also affected by the availability of seasonal and alternative produce. While historically our main competitors have been multinational banana and pineapple producers, our significantly increased product offering in recent years has resulted in additional competition from a variety of companies. These companies include local and regional producers and distributors in each of our fresh produce and fresh-cut product categories.

         The extent of competition varies by product. In the pineapple, grape and non-tropical fruit markets, we believe that the high degree of capital investment and cultivation expertise required, as well as the longer length of the growing cycle, make it relatively difficult to enter the market, especially for smaller producers. In addition, there has historically tended to be less price volatility for pineapples as compared to bananas, due to a more stable equilibrium between supply and demand. This is partly attributable to a perception by consumers that there are fewer comparable alternatives to fresh pineapples.

         In the banana market, we continue to face competition from a limited number of large multinational companies. At times, particularly when demand is greater than supply, we also face competition from a large number of relatively small banana producers. Unlike pineapples, grapes and non-tropical fruit, there are few barriers to entry into the banana market. Supplies of bananas can be increased relatively quickly due to banana's relatively short growing cycle and the limited capital investment required for banana growing. As a result of supply and demand, as well as seasonal factors, banana prices fluctuate significantly.

         In the melon market, we compete with producers and distributors of both branded melons and unbranded melons. From June to October, the peak North American and European melon-growing season, many growers enter the market with less expensive unbranded or regionally branded melons due to the relative ease of growing melons during this period, the short growth cycle and reduced transportation costs resulting from the proximity of the melon farms to the markets. These factors permit many smaller domestic growers to enter the market. As there are comparatively fewer melons available during November to May, the off-season in North America and Europe, we concentrate on our sales efforts during this period when competition is less intense.

         The fresh-cut produce market is highly fragmented, and we compete with a wide variety of local and regional distributors of branded and unbranded fresh-cut fruit and vegetables and, in the case of certain fresh-cut vegetables, a small number of large, branded producers and distributors. In this market, however, we believe that our principal competitive challenge is to capitalize on the growing trend of retail chains and independent grocers to outsource their own on-premises fresh-cut operations. We believe that our sales strategy, which emphasizes not only our existing sources of fresh produce, but a full range of value-added services and increasingly national distribution, will position us to gain an increasing share of this market.

ORGANIZATIONAL STRUCTURE

           We are organized under the laws of the Cayman Islands and, as set forth in our Amended and Restated Memorandum of Association, we are a holding company for the various subsidiaries that conduct our business on a worldwide basis. Our significant subsidiaries all of which are wholly-owned are:


                        Subsidiary                                     Country of Incorporation
        ------------------------------------------------               ------------------------
        Corporacion de Desarrollo Agricola Del Monte S.A.                      Costa Rica
        Compania de Desarrollo Bananero de Guatemala, S.A.                      Guatemala
        Del Monte Fresh Produce Brasil Ltda.                                     Brazil
        Del Monte Fresh Produce (Chile) S.A.                                      Chile
        Del Monte Fresh Produce International Inc.                               Liberia
        Del Monte Fresh Produce N.A., Inc.                                         USA
        Del Monte Fresh Produce (UK) Ltd.                                        England
        Fresh Del Monte Ship Holdings Ltd.                                   Cayman Islands
        Fresh Del Monte Japan Company Ltd.                                        Japan


         In addition to the above, we have a non-controlling 80% interest in Internationale Fruchtimport Gesellschaft Weichert & Co., a German limited partnership.

PROPERTY, PLANT AND EQUIPMENT

         The following table summarizes the plantation acreage owned or leased by us and the principal products grown on such plantations by location as of the end of 2001:


                                    Acres Under Production
                                 --------------------------------
Location                         Acres Owned         Acres Leased       Products
--------                         -----------         ------------       --------
Costa Rica.................          20,700                 800         Bananas, Pineapples
Guatemala..................          15,800               3,000         Bananas, Melons
Brazil ....................           4,500                  --         Bananas, Melons
Chile......................           8,500                  --         Grapes, Non-Tropical Fruit
Hawaii.....................              --               9,400         Pineapples
Contiguous United States                700               3,800         Melons, Vidalia(R)Sweet Onions and Non-Tropical
                                                                        Fruit


         We lease additional land in Hawaii on a month to month basis pending resolution of the environmental issues relating to the Kunia well site. We also lease land in Argentina on a seasonal basis for our grain operations.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

CRITICAL ACCOUNTING POLICIES

         We believe the following accounting polices used in the preparation of our consolidated financial statements may involve a higher degree of judgment and complexity and could have a material effect on our consolidated financial statements.

         GROWING CROPS

         Expenditures on pineapple, melon, grapes and non-tropical fruit growing crops are valued at the lower of cost or market and are deferred and charged to income when the related crop is harvested and sold. The deferred growing costs consist primarily of land preparation, cultivation, irrigation and fertilization costs. The deferred growing crop calculation is dependent on an estimate of harvest yields. If there is an unexpected decrease in estimated harvest yields, a write-down of deferred growing costs may be required.

         IMPAIRMENT OF LONG-LIVED ASSETS

         We account for the impairment of long-lived assets in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (SFAS No. 121). SFAS No. 121 requires write-downs to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Based on the continued operating losses of certain growing and production facilities in South and North America related to the banana and other fresh produce segments and estimates of fair value related to these assets, we recorded a charge of $10.2 million for impairment of long-lived assets in 2001, related primarily to property, plant and equipment to be disposed of or abandoned. In assessing potential impairment, we consider the operating performance and projected undiscounted cash flows of these assets. If the projected cash flows are not met, we may have to record additional impairment charges not previously recognized.

         REVENUE RECOGNITION

         Revenue is recognized on sales of products when the customer receives title to the goods, generally upon delivery and when collectibility is reasonably assured. We estimate a provision for uncollectible accounts receivable based on our collection history.

         INCOME TAXES

         Deferred income taxes are recognized for the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year end, based on enacted tax laws and statutory tax rates applicable to the year in which the differences are expected to affect taxable income. Valuation allowances are established when it is deemed more likely than not that future taxable income will not be sufficient to realize income tax benefits. Our judgments regarding future profitability may change due to future market conditions and other factors. These changes, if any, may require adjustments to our deferred tax assets. We have established tax reserves as a result of various tax audits currently in process. The eventual outcome of these audits could differ from the estimated tax reserves.

         CONTINGENCIES

         Estimated losses from contingencies are expensed if it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. Gain contingencies are not reflected in the financial statements until realized. We use judgment in assessing whether a loss contingency is probable and estimable.

         PRINCIPLES OF CONSOLIDATION

         The consolidated financial statements include our accounts and the accounts of our majority owned subsidiaries which we control. All significant intercompany accounts and transactions are eliminated in consolidation. We utilize the equity method of accounting for investments in 20% to 50% owned companies and for investments in over 50% owned companies over which we do not have control.

         ENVIRONMENTAL REMEDIATION LIABILITIES

         Losses associated with environmental remediation obligations are accrued when such losses are probable and can be reasonably estimated. We recorded a provision for the Kunia Well Site of $15.0 million in 2001 related to the expected environmental remediation. At December 28, 2001, we have a total liability recorded for the Kunia Well Site of $19.1 million. The liability is based on an updated draft final feasibility study submitted to the Environmental Protection Agency for review with estimated remediation costs that range from $5.2 million to $28.9 million. The final outcome of the cost for the expected environmental remediation of the Kunia Well Site is dependent on the Environmental Protection Agency's selection, review and approval of the remediation alternatives and the actual cost.

         DERIVATIVE FINANCIAL INSTRUMENTS

         Effective December 30, 2000, We adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133), as amended by Statement of Financial Accounting Standards No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities." SFAS No. 133, as amended, requires the recognition of all derivative instruments as either assets or liabilities on the balance sheet measured at fair value and establishes new accounting rules for hedging instrument depending on the nature of the hedge relationship. A fair value hedge protects existing assets, liabilities, and firm commitments against changes in fair value. A fair value hedge requires that the effective portion of the change in the fair value of a derivative instrument be offset against the change in the fair value of the underlying asset, liability, or firm commitment being hedged through earnings. A cash flow hedge protects against the risk that variable prices, costs, rates, or terms may cause future cash flows to be uncertain. A cash flow hedge requires that the effective portion of the change in the fair value of a derivative instrument be recognized in Other Comprehensive Income, a component of shareholders' equity, and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Any ineffective portion of a derivative instrument's change in fair value is immediately recognized in earnings. Fair values for derivative instruments are estimated using valuation models that incorporate current market prices and interest rates for the underlying financial instruments. The value of derivative instruments are subject to fluctuations as a result of market conditions. We may also incur losses in the event of non-performance by counterparties.

         PENSION LIABILITIES

         We sponsor two non-contributory defined benefit pension plans which cover a portion of our U.S. based employees. We also provide contributory health care benefits to our U.S. retirees and their dependents. The liabilities recorded as of December 28, 2001 for these plans are based on actuarial valuations which use certain assumption on the projected benefit obligation and expected long-term return on plan assets. A significant change in these assumptions may result in additional expense related to these plans.

OPERATING RESULTS

OVERVIEW

         We are a leading vertically-integrated producer and marketer of high quality fresh and packaged fresh-cut fruit and vegetables. Our products include bananas, pineapples, cantaloupes, honeydew, watermelons, grapes, non-tropical fruit (including citrus, apples, pears peaches, plums, nectarines, apricots and kiwi), plantains, Vidalia(R) sweet onions and various greens. We market our products worldwide under the DEL MONTE(R) brand, a symbol of product quality and reliability since 1892. Our global sourcing and logistics system allows us to provide regular delivery of consistently high quality produce and value-added services to our customers.

         NET SALES

         Our net sales are affected by numerous factors including the balance between the supply of and demand for our produce and competition from other fresh produce companies. Our net sales are also dependent on our ability to supply a consistent volume and quality of fresh produce to the markets we serve. For example, seasonal variations in demand for bananas as a result of increased supply and competition from other fruit are reflected in the seasonal fluctuations in banana prices, with the first six months of each year generally exhibiting stronger demand and higher prices, except in those years where an excess supply exists.

         Since our financial reporting currency is the dollar, our net sales are significantly affected by fluctuations in the value of the currency in which we conduct our sales versus the dollar, with a strong dollar versus such currencies resulting in reduced net sales in dollar terms. Our net sales for 2001 were negatively impacted by approximately $37 million, as compared to 2000, primarily as a result of a strong dollar versus the Euro and Japanese yen.

         Our net sales growth in recent years has been achieved primarily through increased sales volume in existing markets of other fresh produce, primarily pineapples and melons, favorable pricing on our "DEL MONTE GOLD(TM) EXTRA SWEET" pineapple, as well as acquisitions and expansion of value-added services such as banana ripening. Our net sales growth in recent years is also attributable, to a lesser extent, to a broadening of our product line with the expansion of our fresh-cut fruit and vegetable and sweet onion business. We expect our net sales growth to continue to be driven by increased sales volumes in our other fresh produce segment.

         COST OF PRODUCTS SOLD

         Cost of products sold is principally composed of two elements, product and logistics costs. Product cost for company-grown produce is primarily composed of cultivation (the cost of growing crops), harvesting, packaging, labor, depreciation and farm administration. Product cost for produce obtained from independent growers is composed of produce cost and packaging costs. Logistics costs include air, land and sea transportation and expenses related to port facilities and distribution centers. Sea transportation cost is the most significant component of logistics costs and is comprised of the cost of chartering refrigerated vessels and vessel operating expenses. Vessel operating expenses for company-owned vessels include operations, maintenance, depreciation, insurance, fuel, the cost of which is subject to commodity price fluctuations, and port charges. For chartered vessels, operating expenses include the cost of chartering the vessels, fuel and port charges. Variations in containerboard prices, which affect the cost of boxes and other packaging materials, and fuel prices, can have a significant impact on our product cost and our profit margins. Containerboard, plastic, resin and fuel prices have historically been volatile. Containerboard and fuel prices increased significantly in 2000 as compared to 1999 and decreased in 2001 as compared to 2000.

         Historically, we received subsidies from the Costa Rican government for the production and export of pineapples which we accounted for as a reduction in cost of products sold. These subsidies, which were $9.3 million for 1999, expired on December 31, 1999.

         In general, changes in our volume of products sold can have a disproportionate effect on our gross profit. Within any particular year, a significant portion of our cost of products sold is fixed, both with respect to company-owned operations and with respect to the cost of produce purchased from independent growers from whom we have agreed to purchase all the products they produce. Accordingly, higher volumes produced on company-owned farms directly reduce the average per-box cost, while lower volumes directly increase the average per-box cost. In addition, because the volume that will actually be produced on farms owned by us and by independent growers in any given year depends on a variety of factors, including weather, that are beyond our control or the control of our independent growers, it is difficult to predict volumes and per-box costs.

         In 1998, our Guatemalan banana operations were interrupted as a result of Hurricane Mitch. The hurricane damage resulted in a one-time charge of $26.5 million for asset write offs and other costs, net of insurance proceeds and reduced banana production by approximately six million and two million boxes in 1999 and 1998, respectively, or approximately 5% and 2%, respectively, of our worldwide banana volume.

         SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

         Selling, general and administrative expenses include primarily the costs associated with selling in countries where we have our own sales force, advertising and promotional expenses, general corporate overhead and other related administrative functions.

         INTEREST EXPENSE

         Interest expense consists primarily of interest on borrowings under working capital facilities that we maintain and interest on other long-term debt primarily for vessel purchases and capital lease obligations. Decreases in interest rates during 2001 significantly contributed to the decrease in interest expense combined with a lower average debt balance.

         OTHER INCOME (LOSS), NET

         Other income (loss), net, primarily consists of equity earnings in unconsolidated companies, together with currency exchange gains or losses and other miscellaneous income and expense items.

         PROVISION FOR INCOME TAXES

         Income taxes consist of the consolidation of the tax provisions, computed on a separate entity basis, in each country in which we have operations. Since we are a non-U.S. company with substantial operations outside the United States, a substantial portion of our results of operations is not subject to U.S. taxation. Many of the countries in which we operate have favorable tax rates. We are subject to U.S. taxation on our distribution operations in the United States. From time to time, tax authorities in various jurisdictions in which we operate audit our tax returns and review our business structures and positions and there are audits presently pending in various countries. There can be no assurance that any tax audits, or changes in existing tax laws or interpretations in countries in which we operate, will not result in an increased effective tax rate for us. We have established tax reserves as a result of various tax audits currently in process. The eventual outcome of these audits may differ from the estimated tax reserves.

         RESULTS OF OPERATIONS

     The following table presents, for each of the periods indicated, certain income statement data expressed as a percentage of net sales:


                                                                             Year Ended
                                                         -----------------------------------------------------
                                                         December 31,         December 29,        December 28,
                                                             1999                2000                  2001
                                                         ------------         ------------        ------------
        INCOME STATEMENT DATA:
        Net sales.................................          100.0%              100.0%                100.0%
        Gross profit..............................            8.6                 8.9                  14.7
        Selling, general and administrative                   3.6                 4.4                   4.6
           expenses...............................
        Operating income..........................            4.8                 4.4                   8.6
        Interest expense..........................            1.7                 2.3                   1.7
        Net income ...............................            3.3                 1.8                   5.0


              The following tables present for each of the periods indicated (1) net sales by geographic region, (2) net sales by product category and (3) gross profit by product category, and in each case, the percentage of the total represented thereby:


                                                                                Year Ended
                                                ------------------------------------------------------------------------
                                                     December 31,              December 29,              December 28,
                                                        1999                       2000                      2001
                                                -------------------        -------------------        ------------------
                                                                              ($ in Millions)
         NET SALES BY GEOGRAPHIC REGION:
            North America ................      $    830.4       48%       $    922.2       50%       $    995.6      52%
            Europe .......................           601.5       34             572.7       31             550.4      29
            Asia-Pacific .................           280.7       16             324.5       17             328.5      17
            Other ........................            30.6        2              39.9        2              53.5       2
                                                ----------     ----        ----------     ----        ----------    ----
              Total ......................      $  1,743.2      100%       $  1,859.3      100%       $  1,928.0     100%
                                                ==========     ====        ==========     ====        ==========    ====
         NET SALES BY PRODUCT CATEGORY:
            Bananas ......................      $    951.3       55%       $    921.0       50%       $    894.2      46%
            Other fresh produce ..........           701.3       40             838.9       45             928.6      48
            Non-produce ..................            90.6        5              99.4        5             105.2       6
                                                ----------     ----        ----------     ----        ----------    ----
              Total ......................      $  1,743.2      100%       $  1,859.3      100%       $  1,928.0     100%
                                                ==========      ===        ==========      ===        ==========     ===
         GROSS PROFIT BY PRODUCT CATEGORY:
            Bananas ......................      $     (4.0)      (3)%      $      6.3        4%       $     70.9      25%
            Other fresh produce ..........           155.5      103             162.1       97             208.9      74
            Non-produce ..................            (0.9)      --              (1.5)      (1)              3.1       1
                                                ----------     ----        ----------     ----        ----------    ----
              Total ......................      $    150.6      100%       $    166.9      100%       $    282.9     100%
                                                ==========      ===        ==========      ===        ==========     ===

2001 COMPARED WITH 2000

         NET SALES

         Net sales in 2001 were $1,928.0 million compared with $1,859.3 million in 2000. The increase in net sales of $68.7 million was attributable to the other fresh produce category, partially offset by lower banana net sales. Banana net sales decreased by $26.8 million as compared with the prior year due in part to a planned reduction in sales to selected less profitable markets, which was partially offset by increased per unit selling prices. Net sales of other fresh produce increased as a result of higher per unit sales prices of pineapples, melons, non-tropical fruit and fresh-cut products, as well as higher sales volumes of pineapples and fresh-cut products. The fresh-cut operations contributed $76.5 million to net sales in 2001.

         Net sales were adversely affected by a stronger dollar versus the Euro and Japanese yen. The net effect of foreign exchange in 2001 compared with 2000 was a decrease in net sales of approximately $37 million.

           COST OF PRODUCTS SOLD

         Cost of products sold was $1,645.1 million in 2001 compared with $1,692.4 million in 2000, a decrease of $47.3 million. The decrease is primarily due to the planned reduction in banana sales volume combined with lower sea transportation costs.

           GROSS PROFIT

         Gross profit was $282.9 million in 2001 compared with $166.9 million in 2000, an increase of $116.0 million or 70%. As a percentage of net sales, gross profit margin increased to 14.7% in 2001 from 9.0% in 2000, primarily due to the increase in per unit banana selling prices and the higher net sales of other fresh produce, principally pineapples and melons, and reduced sea transportation costs.

         SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

         Selling, general and administrative expenses increased $8.5 million to $89.4 million in 2001 compared with $80.9 million in 2000. The increase is principally due to higher selling and marketing expenses in North America combined with higher professional fees and other expenses due to business expansion efforts.

         PROVISION FOR KUNIA WELL SITE

         As the result of communications with the EPA related to our leased plantation in Kunia, Hawaii, a charge of $15.0 million for environmental remediation was recorded in 2001. See "-- Legal Proceedings -- Kunia Well Site."

         ASSET IMPAIRMENT CHARGE

         Based on the continued operating losses of certain growing and production facilities in South, Central and North America related to our banana and the other fresh produce categories and estimates of fair values related to these assets in 2001, we recorded a charge of $10.2 million for impairment of long-lived assets related primarily to property, plant and equipment to be disposed of or abandoned.

           OPERATING INCOME

           Operating income in 2001 was $164.9 million compared with $82.6 million in 2000, an increase of $82.3 million, or 100%. The increase is due primarily to an increase in gross profit, partially offset by the increase in selling, general and administrative expenses.

         INTEREST EXPENSE

         Interest expense decreased $11.1 million to $32.1 million for 2001 compared with $43.2 million in 2000, as a result of lower effective interest rates during 2001 and a lower average debt balance.

           OTHER INCOME (LOSS), NET

            Other income (loss), net increased by $6.1 million to a loss of $12.2 million in 2001 from a loss of $6.1 million in 2000. The change was due primarily to foreign exchange losses and higher minority interest expense related to consolidated subsidiaries which are not wholly owned by us, partially offset by higher equity earnings of unconsolidated subsidiaries.

           PROVISION FOR INCOME TAXES

            Provision for income taxes increased from $2.9 million in 2000 to $26.5 million in 2001 primarily due to adjustments that may result from ongoing audits in various jurisdictions, increased earnings in jurisdictions where tax rates are significantly higher, and jurisdictions in which the use of tax loss carry forwards cannot be assured.

         We are currently undergoing tax audits in several jurisdictions for certain years prior to 2001. As a result of these examinations, we provided reserves of $19.1 million during 2001. The accrual for the audits are included in other noncurrent liabilities in our balance sheet at December 28, 2001. We believe the amounts accrued as of December 28, 2001 are sufficient to cover potential tax assessments for the years under examination.

2000 COMPARED WITH 1999

           NET SALES

         In 2000 net sales were $1,859.3 million compared with $1,743.2 million for 1999, an increase of 7%. The increase in net sales of $116.1 million was primarily the result of higher sales volume of other fresh produce, partially offset by lower per unit sales volume of bananas and the effect of a stronger dollar against the Euro.

         Net sales of bananas decreased 3% in 2000 compared with 1999, as a result of a planned 4% reduction in sales volume in Europe and North America and lower per unit sales prices in Europe and the Asia-Pacific region, partially offset by higher per unit sales prices in North America. The decrease in per unit sales pricing in Europe and the Asia Pacific region resulted from an oversupply in these markets.

         Net sales of other fresh produce increased by $137.6 million, or 20%, in 2000 compared with 1999 primarily due to an increase in unit sales volume of our extra sweet pineapples, melons, non-tropical fruit and fresh-cut operations and higher per unit sales prices of all of the major products. The increase in unit sales volume resulted from better yields from the melon operations and the introduction of our fresh-cut operations in late 1999. Our fresh-cut operations contributed $59.8 million to net sales in 2000.

         Our net sales in 2000 were negatively impacted by the strengthening of the dollar versus the Euro, partially offset by a weaker dollar versus the Japanese yen. The net effect of foreign exchange for the year 2000 compared with 1999 was a decrease of approximately $35.0 million in net sales.

         COST OF PRODUCTS SOLD

         Cost of products sold was $1,692.4 million for 2000 compared with $1,592.6 million for 1999, an increase of $99.8 million. The increase in cost of products sold was principally attributable to the increased unit sales volume in the other fresh produce segment.

         GROSS PROFIT

         Gross profit was $166.9 million for 2000 compared with $150.6 million for 1999, an increase of $16.3 million or 11%. As a percentage of net sales, gross profit remained relatively constant from 8.6% in 1999 to 8.9% in 2000. Gross profit was favorably impacted by increased sales volumes of other fresh produce and overall improved per unit sales prices, and negatively impacted by the effect of foreign exchange and higher fuel and containerboard prices.

         SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

         Selling, general and administrative expenses increased $17.4 million to $80.9 million in 2000 compared with $63.5 million in 1999. This increase is primarily the result of increased sales and marketing expenses related to the expansion in North America, increased selling and marketing activities in the Asia-Pacific region, an increase in bad debt expense in certain European operations and increased sales volumes of other fresh produce.

         INTEREST EXPENSE

         Interest expense increased $13.0 million to $43.2 million for 2000 compared with $30.2 million in 1999, as a result of higher effective interest rates during 2000 and a higher average debt balance.

         OTHER INCOME (LOSS), NET

         Other income (loss), net was a loss of $6.1 million in 2000 compared to income of $14.7 million in 1999. The loss in 2000 was due primarily to foreign exchange losses and recognition of a $5.2 million loss due to a permanent decline in market value on available-for-sale securities, partially offset by equity income in unconsolidated subsidiaries. The income in 1999 was primarily due to Hurricane Mitch insurance recoveries of $13.5 million.

         PROVISION FOR INCOME TAXES

         Provision for income taxes decreased from $14.7 million in 1999 to $2.9 million in 2000 primarily due to a decrease in taxable income in North America and Europe.

SEASONALITY

         In part as a result of seasonal sales price fluctuations, we have historically realized most of our net sales and a substantial majority of our gross profit during the first two calendar quarters of the year. The sales prices of any fresh produce item fluctuate throughout the year due to the supply of and demand for that particular item as well as the pricing and availability of other fresh produce items, many of which are seasonal in nature. For example, the production of bananas is continuous throughout the year and production is usually higher in the second half of the year, but the demand for bananas varies because of the availability of other fruit. As a result, demand for bananas is seasonal and generally results in higher sales prices during the first six months of the calendar year. We make most of our sales of non-tropical fruit during the off-season from November to May. In the melon market, the entry of many growers selling unbranded or regionally branded melons during the peak North American and European melon growing season results in greater supply, and therefore lower sales prices, from June to October. These seasonal fluctuations are illustrated in the following table, which presents certain unaudited quarterly financial information for the periods indicated:

                                                 Year Ended
                                        ------------------------------
                                        December 29,      December 28,
                                            2000              2001
                                        ------------      ------------
         NET SALES:
             First quarter......         $    536.1        $    534.3
             Second quarter.....              516.2             541.0
             Third quarter......              395.8             430.7
             Fourth quarter.....              411.2             422.0
                                         ----------        ----------
                 TOTAL .........         $  1,859.3        $  1,928.0
                                         ==========        ==========

         GROSS PROFIT:
             First quarter......         $     71.3        $     84.0
             Second quarter.....               48.3              82.7
             Third quarter......               21.9              64.6
             Fourth quarter.....               25.4              51.6
                                         ----------        ----------
                 TOTAL ....              $    166.9        $    282.9
                                         ==========        ==========



LIQUIDITY AND CAPITAL RESOURCES

         Net cash provided by operating activities for 2001 was $230.2 million, an increase of $131.7 million from 2000. The increase in net cash provided by operating activities was primarily attributable to the increase in net income, lower inventory balances, a reduction in the growth of accounts receivable, and a reduction in advances to growers and other receivables, combined with the changes in other noncurrent assets and liabilities, the accruals for Kunia Well Site and tax reserves and the asset impairment charges.

         Net cash provided by operating activities for 2000 was $98.5 million, an increase of $59.6 million from 1999. The increase in net cash provided by operating activities was primarily attributable to lower inventory balances, prepaid expenses and other current assets and a reduction in the growth of accounts receivable, combined with changes in other noncurrent assets and liabilities.

         Net cash used in investing activities was $66.6 million for 2001, $81.2 million for 2000 and $172.3 million for 1999. Net cash used in investing activities for 2001 consisted primarily of capital expenditures of $55.9 million and the acquisition of the remaining 50% interest in a Chilean subsidiary engaged in the production of grapes and non-tropical fruit for approximately $13.8 million. Capital expenditures for 2001 were primarily for expansion of our production facilities in South America and distribution facilities in North America and the Asia-Pacific region. Net cash used in investing activities for 2000 was primarily attributable to capital expenditures of $75.5 million and the acquisition of fresh-cut operations in the United States and a fresh produce distribution operation in the United Kingdom totaling $9.9 million. Capital expenditures for 2000 were primarily for expansion of our production and distribution facilities in North and South America and the purchase of pre-owned refrigerated vessels. Net cash used in investing activities for 1999 consisted primarily of capital expenditures of $100.8 million and the acquisition of a Belgian banana marketing company for $58.7 million. Capital expenditures for 1999 were primarily for expansion of our production and distribution facilities in North, Central and South America and the purchase of pre-owned refrigerated vessels. Capital expenditures were funded from our credit facility, from mortgages on the pre-owned refrigerated vessels and from our operating cash flows

         Net cash used in financing activities for 2001 and 2000 of $161.6 million and $37.7 million, respectively, were primarily for net payments on long-term debt. Net cash provided by financing activities for 1999 of $144.5 million was primarily attributed to borrowing under our revolving credit facility.

         In recent years, we have financed our working capital and other liquidity requirements primarily through cash from operations and borrowings under our credit facility. We have a credit facility with Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A., "Rabobank Nederland," New York Branch, which we refer to as Rabobank. Our obligations under the credit facility are guaranteed by certain of our subsidiaries. This credit facility includes a revolving line of credit, letter of credit facility and foreign exchange contract facility of up to $450 million and as of May 2000, a term loan of an additional $135 million. The credit facility is collateralized directly or indirectly by substantially all of our assets and requires us to meet certain covenants. We believe we are in compliance with these covenants. The revolving line of credit expires on May 19, 2003, and amounts outstanding under the revolving line of credit must be repaid by that date. We expect to refinance the revolving line of credit in 2002. We believe we will be able to refinance our revolving line of credit and obtain suitable terms based on our positive operating results and cash flows in recent years. The revolving line of credit permits borrowings with an interest rate based on a spread over LIBOR. The term loan is payable in quarterly installments of $3.4 million which commenced in September 2000, and bears interest based on a spread over LIBOR. The term loan matures on May 10, 2005 with a principal payment at maturity of $70.9 million. As of December 28, 2001, $2.7 million of the available credit line was applied towards the issuance of letters of credit. The principal amount outstanding under the revolving line of credit at December 28, 2001 was $130.4 million, bearing interest at a weighted average rate of 3.5% at that date. The unpaid balance on the term loan was $114.8 million at December 28, 2001, bearing interest at a rate of 4.34% at that date. See "Financial Information--Description of Revolving Credit Facility."

         In connection with the revolving credit facility, we entered into an interest rate swap agreement expiring in January 2003 with Rabobank International in order to limit the effect of an increase in interest rates on a portion of the revolving credit facility. The notional amount of the swap decreases over its life from $150 million in the first three months to $53.6 million in the last three months. The cash differentials paid or received on the swap agreement are accrued and recognized as adjustments to interest expense. Interest expense related to the swap agreement for 2001 was $1.4 million. Interest income related to the swap agreement for 2000 was $0.3 million. Interest expense related to the swap agreement for 1999 was $0.9 million.

         At December 28, 2001, we had $451.6 million in committed working capital facilities, of which $317.3 million was available. The major portion of these facilities is represented by the $450.0 million revolving credit facility.

         As of December 28, 2001, we had $332.1 million of long-term debt and capital lease obligations, including the current portion, consisting of $130.4 million related to the revolving credit facility, $114.8 million related to the term loan, $50.3 million of long-term debt related to refrigerated vessel loans, $15.2 million of other long-term debt and $21.4 million of capital lease obligations.

         Principal capital expenditures planned for 2002 consist of approximately $90 million for expansion of distribution and fresh-cut facilities in North America, Europe and the Asia-Pacific region, expansion of operating facilities in South and Central America and the acquisition of a pre-owned refrigerated vessel. We expect to fund our capital expenditures for the year 2002 from operating cash flows, borrowings under our revolving credit facility and a mortgage on the pre-owned refrigerated vessel.

         We believe that cash generated from operations and available borrowings will be adequate to cover our cash needs during 2002. We generated cash from operations of $230.2 million in 2001 and have $317.3 million available under our revolving credit facility as of December 28, 2001. Based on our operating plan goals and borrowing capacity of our revolving credit facility, we believe we have sufficient cash to meet our obligations in 2002. Our revolving credit facility matures in May 2003. We believe we will be able to refinance our revolving line of credit and obtain suitable terms based on our positive operating results and cash flows in recent years.

         The following is information of our contractual obligations as of December 28, 2001.


                                                Payments Due Under Contractual Obligations

                             Total        2002         2003         2004         2005         2006     Thereafter
                             -----        ----         ----         ----         ----         ----     ----------
Long-term debt              $310.7        $43.3         $161.8     $ 17.7       $ 82.0       $ 1.3        $ 4.6
Capital lease
   obligations
   (including interest)       25.0          7.6            7.1        4.5          2.1         3.7          -
Operating leases              59.0         10.8            9.6        8.0          7.0         6.5         17.1
                           -------       ------         ------     ------         ----     -------       ------
Total                       $394.7        $61.7         $178.5      $30.2        $91.1       $11.5        $21.7
                            ======        =====         ======      =====        =====       =====        =====


         We also have agreements to purchase substantially all of the production of certain independent growers in Costa Rica, Guatemala, Ecuador, Cameroon, Colombia, Chile, Panama, South Africa and the Philippines. Total purchases under these agreements amounted to $458.5 million, $494.8 million and $560.9 million for 2001, 2000 and 1999, respectively.

OTHER

         We are involved in several legal and environmental matters which, if not resolved in our favor, could require significant cash outlays and could have a material adverse effect on our results of operations, financial condition and liquidity. See "Business Overview--Environmental Matters" and "Legal Proceedings."

RESEARCH AND DEVELOPMENT, TRADEMARKS AND LICENSES

         RESEARCH AND DEVELOPMENT

         Our research and development programs have led to improvements in agricultural and growing practices and product packaging technology. These programs are directed mainly at reducing the cost and risk of pesticides, using natural biological agents to control pests and diseases, testing new varieties of our principal fruit varieties for improved crop yield and resistance to wind damage and improving post harvest handling. We have also been seeking to increase the productivity of low-grade soils for improved banana growth and experimenting with various other types of fresh produce. Our research and development efforts are conducted by our staff of professionals and include studies conducted in laboratories, as well as on-site field analyses and experiments. Our research and development professionals are located at our major production facilities, and we provide our growers with access to improved technologies and practices.

     Some of the recent research and development projects include:

         o the development of the "DEL MONTE GOLD(TM) EXTRA SWEET" pineapple;

         o improved irrigation methods and soil preparation for melon planting; and

         o improved packing technology, including "lay-down" boxes for our pineapples that help reduce damage to our pineapples in transit, and various technological enhancements to packing designs and materials that improve the strength of our packaging, while maintaining a level of air flow and moisture that allows for optimal ripening and minimal deterioration during transit.

TRADEMARKS AND LICENSES

         We have the exclusive right to use the DEL MONTE(R) brand for fresh fruit, fresh vegetables and other fresh and fresh-cut produce on a royalty-free basis under a worldwide, perpetual license from Del Monte Corporation, an unaffiliated company that owns the DEL MONTE(R) trademark. Del Monte Corporation and several other unaffiliated companies manufacture, distribute and sell under the DEL MONTE(R) brand canned or processed fruit, vegetables and other produce, as well as dried fruit, snacks and other products. Our licenses allow us to use the trademark "DEL MONTE" and the words "DEL MONTE" in association with any design or logotype associated with the brand, conditional upon our compliance with certain quality control standards. The licenses also give us certain other trademarks and trademark rights, on or in connection with the production, manufacture, sale and distribution of fresh fruit, fresh vegetables, fresh produce and certain other specified products. In addition, the licenses allow us to use certain patents and trade secrets in connection with the production, manufacture, sale and distribution of the fresh fruit, fresh vegetables, fresh produce and certain other specified products.

         We also sell produce under several other brands for which we have obtained registered trademarks, including Fielder(R), Purple Mountain(R) and UTC(R).

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

The names and positions of our directors and senior management are as follows:


Name                                      Position                                     Current Position Held Since (1)
----                                      --------                                     -------------------------------
Mohammad Abu-Ghazaleh...................  Chairman of the Board, Director and Chief    December 20, 1996
                                          Executive Officer

Hani El-Naffy...........................  President, Director and Chief Operating      December 20, 1996
                                          Officer

John F. Inserra.........................  Executive Vice President and Chief           December 7, 1994
                                          Financial Officer

M. Bryce Edmonson.......................  Senior Vice President, North America         January 4, 1997

Jean-Pierre Bartoli.....................  Senior Vice President, Europe and Africa     April 1, 1997

Randolph Breschini......................  Vice President, Asia-Pacific                 May 19, 1998

Jose Antonio Yock.......................  Senior Vice President, Central America       July 20, 1994

Jose Luis Bendicho......................  Vice President, South America                March 30, 2000

Sergio Mancilla.........................  Senior Vice President, Shipping Operations   January 4, 1997

Dr. Thomas R Young......................  Vice President, Research Development &       January 15, 2001
                                          Agricultural Services

Zoltan Pinter...........................  Vice President, General Counsel and          July 16, 1999
                                          Secretary
Marissa R. Tenazas......................  Vice President, Human Resources              May 1, 1999

Antolin D. Saiz.........................  Vice President, Internal Audit               May 24, 1999

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

         MOHAMMAD ABU-GHAZALEH - CHAIRMAN OF THE BOARD, DIRECTOR AND CHIEF EXECUTIVE OFFICER. Mr. Abu-Ghazaleh has served as our Chairman of the Board of Directors and Chief Executive Officer since December 1996. He was also the President and Chief Executive Officer of IAT Group Inc. Mr. Abu-Ghazaleh was President and Chief Executive Officer of United Trading Company from 1986 to 1996. Prior to that time, he was General Manager for Metico from 1967 to 1986.

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

         M. BRYCE EDMONSON - SENIOR VICE PRESIDENT, NORTH AMERICA. Mr. Edmonson has served as our Senior Vice President, North America since January 1997. Prior to that time, he was our Vice President-Sales and Marketing for North America from September 1995 to January 1997, and our Director of Del Monte melon operations from 1990 to 1995. From 1987 to 1990, Mr. Edmonson was our Director of North American Product Management.

         JEAN-PIERRE BARTOLI - SENIOR VICE PRESIDENT, EUROPE AND AFRICA. Mr. Bartoli has served as our Senior Vice President, Europe & Africa since April 1997. Prior to that time, he served as our Financial Director for the European and African region from 1990 to 1997. Mr. Bartoli held various financial positions in our European operations from 1983 to 1990.

         RANDOLPH BRESCHINI - VICE PRESIDENT, ASIA-PACIFIC. Mr. Breschini has served as our Vice President, Asia-Pacific since March 1998. Prior to that time, he was the Chief Executive Officer and General Manager for the California 38th District Agricultural Association from 1997 to 1998 and General Manager for Hunt Wesson, Inc. from 1994 to 1996. From 1984 to 1994, Mr. Breschini held various senior operational management positions with Dole Fruit Company.

         JOSE ANTONIO YOCK - SENIOR VICE PRESIDENT, CENTRAL AMERICA. Mr. Yock has served as our Senior Vice President, Central and South America since July 1994. Prior to that time, he was our Vice President-Finance for the Latin American region from June 1992 to July 1994. Mr. Yock joined Fresh Del Monte in April 1982 and has served in several financial management positions.

         JOSE LUIS BENDICHO - VICE PRESIDENT, SOUTH AMERICA. Mr. Bendicho has served as our Vice President, South America since March 2000. From September 1998 until March 2000, he served as our Finance Regional Director - Chile. From 1997 through 1998, Mr. Bendicho served as our Manager of the Administration and Finance Division. Prior to 1997, Mr. Bendicho was Administration and Finance Manager for United Trading Company.

         SERGIO MANCILLA - SENIOR VICE PRESIDENT, SHIPPING OPERATIONS. Mr. Mancilla has served as our Senior Vice President, Shipping Operations since January 1997. Prior to that time, he was General Manager for Maritima Altisol, Ltd. from October 1990 to December 1996. From January 1981 through October 1990, Mr. Mancilla was Master Officer with several Chilean shipping companies.

         DR. THOMAS R YOUNG - VICE PRESIDENT, RESEARCH, DEVELOPMENT AND AGRICULTURAL SERVICES. Dr. Young joined us in January 2001, from Syngenta Corporation, formerly Novartis Crop Protection, where he served in a variety of R&D positions coordinated national and international research programs involving plant disease control on vegetable, field, fruit and ornamental crops.

         ZOLTAN PINTER - VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY. Mr. Pinter has served as our Vice President, General Counsel and Secretary since July 16, 1999. From 1998 to 1999, Mr. Pinter served as our Associate General Counsel and Assistant Secretary. Prior to joining Fresh Del Monte, he served as

General Counsel and Secretary for IAT Group Inc. from 1997 to 1998. From 1994 to 1997, Mr. Pinter was a senior associate with Adorno & Zeder, P.A. and an associate with Popham Haik Schnobrich and Kaufman, Ltd. from 1991 to 1994.

         MARISSA R. TENAZAS - VICE PRESIDENT, HUMAN RESOURCES. Ms. Tenazas has served as our Vice President, Human Resources since May 1, 1999. From December 1996 to April 1999, she served as our Senior Director Human Resources. From 1989 to 1996, she served as Personnel Manager for Suma Fruit International (USA), Inc., a subsidiary of IAT Group Inc.

         ANTOLIN D. SAIZ - VICE PRESIDENT, INTERNAL AUDIT . Mr. Saiz has served as our Vice President, Internal Audit since May 1999. From March 1996 until April 1999, he served as the Controller for Latin America for the Inacom Corporation. From 1993 through 1996, Mr. Saiz served in Financial Controllership roles for the Wackenhut and LifeFleet Corporations. Prior to that time, Mr. Saiz served as an Audit Manager with BDO Seidman, CPAs.

         AMIR ABU-GHAZALEH - DIRECTOR. Mr. Abu-Ghazaleh has served as our Director since December 1996. He is currently the General Manager for Abu-Ghazaleh International Company and has held this position since April 1987.

         MAHER ABU-GHAZALEH - DIRECTOR. Mr. Abu-Ghazaleh has served as our Director since December 1996. He is presently the Managing Director of Suma International General Trading and Contracting Company. Prior to this, he served as the General Manager of Metico from 1975 to 1995.

         MARVIN P. BUSH - DIRECTOR. Mr. Bush has served as our Director since January 1998. He is a co-founder and the Managing Director of Winston Partners Group, a private investment firm based in Vienna, Virginia. He is also Managing General Partner of Winston Growth Fund, L.P., Winston International Growth Fund, L.P., Winston Small Cap Growth Fund, L.P., and a series of private equity investment partnerships. Mr. Bush also serves on the Board of Directors of Kerrco, Inc. and HCC Insurance Holdings, Inc.

         STEPHEN L. WAY - DIRECTOR. Mr. Way has served as our Director since January 1998. He is the Chairman and Chief Executive Officer of HCC Insurance Holdings, Inc., a New York Stock Exchange company which he founded in 1974.

         JOHN H. DALTON - DIRECTOR. Mr. Dalton has served as our Director since May 1999. He is the President and Director of IPG Photonics Corp. He has held three presidential appointments. Mr. Dalton served as Secretary of the Navy from July 1993 through November 1998. He served as a member and chairman of the Federal Home Loan Bank Board from December 1979 through July 1993. Mr. Dalton held the position of President of the Government National Mortgage Association of the U.S. Department of Housing and Urban Development from April 1977 through April 1979. Mr. Dalton also serves on the Board of Directors of Niagara Mohawk Holdings, Inc., Trans Technology, Inc., and Cantor Exchange.

         EDWARD L. BOYKIN - DIRECTOR. Mr. Boykin has served as our Director since November 1999. Following a 30-year career with Deloitte & Touche LLP., Mr. Boykin retired in 1991 and is currently a private consultant. Mr. Boykin also serves on the board of Blue Cross and Blue Shield of Florida, Inc.


         Mr. Mohammad Abu-Ghazaleh, Mr. Amir Abu-Ghazaleh and Mr. Maher Abu-Ghazaleh are brothers and, together with other members of the Abu-Ghazaleh family, are shareholders of IAT Group Inc., our principal shareholder which controls our company.

COMPENSATION

         The aggregate compensation expense with respect to services rendered by all directors and senior management of our Company as a group during 2001 was $6.1 million. This amount includes an incentive payment made under an agreement that provides for annual incentive payments equal to the sum of (a) 2% of the amount of our consolidated net income up to $20 million, and (b) 1 1/2 % of the amount of our consolidated net income above $20 million. For fiscal 2001 and subsequent years, aggregate compensation expense will also include (a) an incentive payment made under a program providing for annual incentive payments equal to between 5% and 100% of annual compensation based on price performance of our ordinary shares, (b) performance incentive payments providing for payment of up to 25% of annual compensation based on achievement of performance objectives.

         During 2001, we contributed or accrued an aggregate of $41,869 for the accounts of our executive officers under an incentive savings and security plan (the "Savings Plan"). The Savings Plan is a defined contribution pension plan that is qualified under Section 401(k) of the Internal Revenue Code of 1986. We make matching contributions for the accounts of participants in the Savings Plan generally equal to 50% of the contributions made by each such participant to the Savings Plan up to 6% of an employee's compensation. We also maintain certain tax-qualified defined benefit pension plans and supplemental non-qualified defined benefit pension plans.

BOARD PRACTICES

         Our board of directors is divided into three classes, as nearly equal in number as possible, with one class being elected at each year's annual general meeting of shareholders. Mr. Maher Abu-Ghazaleh and Mr. Marvin Bush are in the class of directors whose term expires at the 2002 annual general meeting of our shareholders. Mr. Mohammad Abu-Ghazaleh, Mr. Hani El-Naffy and Mr. John Dalton are in a class of directors whose term expire at the 2003 annual shareholders meeting. Mr. Amir Abu-Ghazaleh, Mr. Stephen Way and Mr. Edward Boykin are in the class of directors whose term expires at the 2004 annual general meeting of our shareholders. At each annual general meeting of our shareholders, successors to the class of directors whose term expires at such meeting will be elected to serve for three-year terms and until their successors are elected and qualified.

         Members of our senior management are appointed by, and serve at the discretion of, our board of directors.

         Our board of directors has established a compensation committee and an audit committee whose members are comprised solely of directors independent of our management. The compensation committee establishes salaries, incentives and other forms of compensation for our directors and officers and recommends policies relating to our benefit plans. The audit committee oversees the engagement of our independent auditors and the work of our internal auditors, and, together with our independent auditors and internal auditors, reviews our accounting practices, internal accounting controls and financial results. The audit committee members are Mr. Edward Boykin, Mr. Marvin Bush and Mr. John Dalton. The compensation committee members are Mr. Stephen Way and Mr. Marvin Bush.

EMPLOYEES

         At year-end 2001, 2000 and 1999, we employed a total of approximately 20,000 persons worldwide, substantially all of whom are year-round employees. Approximately 18,000 of these persons are employed in production locations and the majority are unionized.

         We believe that our overall relationship with our employees and unions is satisfactory.

SHARE OWNERSHIP

         SHARE OWNERSHIP OF DIRECTORS AND SENIOR MANAGEMENT

         As of February 25, 2002, the aggregate number of our ordinary shares owned by our directors and senior management was 6,792,349. This number includes options to purchase an aggregate of 2,272,224 ordinary shares under our Option Plans. Except as disclosed in Item 7 below, each director and member of senior management individually owns less than 1% of our outstanding ordinary shares (treating as ordinary shares, for purposes of this calculation, each such individual's beneficial ownership of currently exercisable options to purchase ordinary shares).

         EMPLOYEE STOCK OPTION AND INCENTIVE PLAN

         Effective immediately prior to the closing of our initial public offering in October 1997, we adopted the 1997 Share Incentive Plan (the "1997 Plan") which provides for options to purchase an aggregate of 2,380,030 ordinary shares to be granted to non-employee directors and employees of our company who are largely responsible for the management, growth and protection of our business of Fresh Del Monte and its subsidiaries ("eligible persons") in order to provide the eligible persons with incentives to continue with Fresh Del Monte and to attract personnel with experience and ability. On May 11, 1999, our shareholders approved and ratified and our Board of Directors adopted the 1999 Share Incentive Plan (the "1999 Plan"), which provides for options to purchase an aggregate of 2,000,000 ordinary shares to be granted to eligible persons. Each option has an exercise price per share equal to the fair market value of an ordinary share on the grant date, and are usually exercisable with respect to 20% of the ordinary shares subject to the option on the date of grant and will become exercisable with respect to an additional 20% of the shares on each of the next four anniversaries of such date and will terminate ten years after the date of grant (unless earlier terminated under the terms of the 1997 Plan).

         The following table shows the options for ordinary shares outstanding as of February 25, 2002 under the 1997 and 1999 Plans:


           Number of Options
              Outstanding                      Exercise Price Per Share                    Expiration Date
           -----------------                   ------------------------                    ---------------
                  970,000                                $16.00                             October 2007
                   90,000                                $14.21875                          January 2008
                  400,000                                $15.6875                            March 2009
                   12,000                                $8.375                             November 2009
                1,106,000                                $9.2813                            November 2009
                   30,000                                $7.875                              March 2010
                  997,224                                $5.95                               April 2011



ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

         In our Memorandum and Articles of Association, our authorized share capital consists of 200,000,000 ordinary shares having a par value of $0.01 per share, of which 54,297,150 shares were issued and outstanding as of February 25, 2002, and 50,000,000 preferred shares having a par value of $0.01 per share, none of which have been issued.

         The following table sets forth certain information as of February 25, 2002, with respect to each shareholder known to us to own more than 5% of our ordinary shares and with respect to the ownership of ordinary shares by all directors and officers of our company as a group. The information in the table has been calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934.


Person or Group                        Number of Shares Owned   Percent of Class
---------------                        ----------------------   ----------------
IAT Group Inc.(1)(2) ................        30,294,836               55.8%
Sumaya Abu-Ghazaleh (2)(3)(5) .......        30,294,836               55.8
Mohammad Abu-Ghazaleh (2)(4)(5) .....        32,690,341               60.2
Oussama Abu-Ghazaleh (2)(4)(5) ......        31,078,075               57.2
Maher Abu-Ghazaleh (2)(3)(5) ........        30,968,075               57.0
Amir Abu-Ghazaleh (2)(3)(5) .........        31,354,217               57.7
Fatima Abu-Ghazaleh(2)(3)(5).........        30,294,836               55.8
Nariman Abu-Ghazaleh(2)(3)(5) .......        30,294,836               55.8
Maha Abu-Ghazaleh(2)(3)(5) ..........        30,294,836               55.8
Wafa Abu-Ghazaleh(2)(3)(5) ..........        30,294,836               55.8
Hanan Abu-Ghazaleh(2)(3)(5)..........        30,294,836               55.8
All directors and officers as a group
  (19 persons) (6)...................        36,089,961               66.5%

(1) The registered office address of IAT Group Inc. is c/o Walker, Walker House, Mary Street, P.O. Box 908GT, George Town, Grand Cayman, Cayman Islands.
(2) Sumaya Abu-Ghazaleh beneficially owns 12.5% of IAT Group Inc.'s outstanding voting equity securities, each of Mohammad Abu-Ghazaleh, Oussama Abu-Ghazaleh, Maher Abu-Ghazaleh and Amir Abu-Ghazaleh beneficially owns 20.2% of IAT Group Inc.'s outstanding voting equity securities, and each of Fatima Abu Ghazaleh, Nariman Abu-Ghazaleh, Maha Abu-Ghazaleh, Wafa Abu-Ghazaleh and Hanan Abu-Ghazaleh beneficially owns 1.34% of IAT Group Inc.'s outstanding voting equity securities. Individually, no Abu- Ghazaleh family member owns a controlling interest in IAT Group Inc.; however, because each of the IAT Group Inc. shareholders votes with other family members, the Abu-Ghazaleh family jointly controls IAT Group Inc. As a result, the individual Abu-Ghazaleh family members may be deemed to beneficially own the ordinary shares directly owned by IAT Group Inc. and to share voting and dispositive power with respect to the ordinary shares directly owned by IAT Group Inc. However, because no one individual Abu-Ghazaleh family member owns a controlling interest in IAT Group Inc., but rather the family members must act in concert to control IAT Group Inc., no individual Abu-Ghazaleh family member has the sole power to vote or to direct the voting of, the sole power to dispose or to direct the disposition of, any ordinary shares directly owned by IAT Group Inc.
(3) The business address of Sumaya Abu-Ghazaleh, Maher Abu-Ghazaleh, Amir Abu-Ghazaleh, Fatima Abu Ghazaleh, Nariman Abu-Ghazaleh, Maha Abu-Ghazaleh, Wafa Abu-Ghazaleh, and Hanan Abu-Ghazaleh is c/o Ahmed Abu-Ghazaleh & Sons Co. Ltd., No. 18, Hamariya Fruit & Vegetable Market, Dubai, United Arab Emirates.
(4) The business address of Mohammad Abu-Ghazaleh and Oussama Abu-Ghazaleh is c/o Del Monte Fresh Produce (Chile) S.A., Avenida Santa Maria 6330, Vitacura, Santiago, Chile.
(5) Includes 30,294,836 ordinary shares owned directly by IAT Group Inc. which each of the named individuals may be deemed to beneficially own indirectly by virtue of their ownership interest in IAT Group Inc.
(6) Includes (1) 30,294,836 shares owned directly by IAT Group Inc. which each of Mohammad Abu-Ghazaleh, Maher Abu-Ghazaleh and Amir Abu-Ghazaleh may be deemed to beneficially own indirectly by virtue of his ownership interest in IAT Group Inc., (2) an aggregate of 4,520,125 shares owned directly by certain directors and officers and (3) an aggregate of 1,275,000 ordinary shares subject to vested and currently exercisable options held by certain directors and officers.

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

         In November 1998, we acquired a 62% majority interest in National Poultry, a publicly traded company in Jordan, engaged in the poultry business. A portion of the acquired shares were purchased from members of the Abu-Ghazaleh family for a total purchase price of $4.5 million, based on a fairness opinion from an independent party. In February 2002, we acquired an additional 5% of the outstanding common stock in National Poultry from an individual related to a member of the Abu-Ghazaleh family. The total consideration paid was $2.4 million.

         In September 1998, we acquired 14 operating subsidiaries of IAT Group Inc. for six million ordinary shares valued at the time of the acquisition at $102.3 million, $25.0 million in cash and the assumption of indebtedness of $130.0 million.

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

         DESCRIPTION OF REVOLVING CREDIT FACILITY

         The following is a summary of the revolving credit agreement entered into by Fresh Del Monte and certain of its subsidiaries, as amended to date (the "Revolving Credit Agreement"). The summary does not purport to be complete and is subject to, and qualified by reference to, the provisions of the Revolving Credit Agreement which we have filed with the SEC. Capitalized terms used but not defined below have the meanings indicated in the Revolving Credit Agreement.

Borrowers:...................  Fresh Del Monte; Global Reefer Carriers, Ltd.;
                               Del Monte Fresh Produce (UK) Ltd.; Wafer Limited; Del Monte Fresh Produce International Inc.; Del Monte Fresh Produce N.A., Inc.

Lenders:.....................  Cooperatieve Centrale Raiffeisen-Boerenleenbank
                               B.A., "Rabobank Nederland," New York Branch
                               ("Rabobank"); ABN Amro Bank N.V., New York
                               Branch; Union Bank of California, N.A.; Nordea PLC, New York Branch; Wachovia Bank; Bank of America; The Fuji Bank Limited; Deutsche Financial Services; Banque Francaise de L'Orient; Harris Trust and Savings Bank; Banque Nationale de Paris Chicago branch; First Union National Bank; AGFirst Farm Credit Bank; Barclays Bank PLC; SunTrust Bank N.A.; US Bancorp; Artesia Bank Luxembourg; Banque Artesia Netherlands; Farm Credit of Wichita; and Farm Credit Services of America; Central Coast Federal; Agstar Financial Services, PCA.

Agent:.......................  Rabobank.

Facility:....................  $450 million revolving credit facility including a letter of credit facility of up to $35 million; a swing line facility of up to $15 million; and a foreign exchange contract facility of up to $20 million (increased by $5 million in May of each year, commencing May 1, 1999).

Term Loan:...................  $135 million term loan entered into May 10, 2000
                               (reduced by quarterly principal payments of $3.4 million commencing on September 30, 2000 and each quarter thereafter.)

Purpose:.....................  For general corporate purposes.

Guarantors:..................  Obligations under the facility are guaranteed by
                               FDP N.V.; Del Monte Fresh Produce B.V.; Del Monte Fresh Produce (Asia-Pacific) Limited; Claverton Limited; Del Monte BVI Limited; Compania de Desarrollo Bananero de Guatemala, S.A.; Del Monte Fresh Produce Company; FDM Holdings Limited; Corporacion de Desarrollo Bananero de Costa Rica, S.A.; Corporacion de Desarrollo Agricola Del Monte S.A.; and each Borrower.

Termination Date:............  Earlier of (1) May 19, 2003 or (2) termination of the facility commitment pursuant to the Revolving Credit Agreement. The Term Loan matures on May 10, 2005 with a balloon payment of $70.9 million.

Interest Rate:...............  Base Rate advances bear interest at the greater of (1) Rabobank's base rate from time to time and
                               (2) 0.50% per annum above the Federal Funds Rate. LIBO Rate advances bear interest at a rate based on the London interbank offered rate plus a spread that varies between 0.75% and 2.75%. The spread for LIBO Rate advances is determined quarterly based on the level of our Leverage Ratio for that fiscal quarter along with the three immediately preceding fiscal quarters and was 1.25% for the fourth quarter of 2001. The Term Loan commitment advances bear interest at a rate based on the LIBO Rate plus a spread that varies between 1.25% and 3.25%.

Commitment Fee:..............  Varies between 0.25% and 0.50% per annum on the average daily Unused Commitment, payable monthly in arrears. The rate is determined quarterly based on the level of our Leverage Ratio.

Collateral:..................  The revolving credit facility is collateralized directly or indirectly by substantially all the assets of Fresh Del Monte and our material subsidiaries.

Financial Covenants:.........  The following financial covenants apply to Fresh
                               Del Monte and our Subsidiaries:

                               MAXIMUM LEVERAGE RATIO. Maintenance of a ratio of Consolidated Total Debt to Consolidated EBITDA for each fiscal quarter along with the three immediately preceding fiscal quarters, of not more than 3.75 to 1.0 from September 2001 and thereafter.

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

                               MINIMUM INTEREST COVERAGE. Maintenance of a ratio of Consolidated EBITDA to Consolidated interest expense for each fiscal quarter indicated below along with the three immediately preceding fiscal quarters, of not less than 2.5 to 1.0 from June 2001 and thereafter.

                               MINIMUM FIXED CHARGES COVERAGE RATIO. Maintenance of a Fixed Charges Coverage Ratio for each fiscal quarter along with the three immediately preceding fiscal quarters, of not less than 1.20 to 1.0 through September 2002 and 1.25 to 1.0 for December 2002 and thereafter.

Certain Other Covenants:.....  Other covenants applicable to the Borrowers include limitations on liens, the incurrence or prepayment of debt, the payment of dividends, mergers and similar transactions, sales of assets, investments, amendments to the constituent documents; a limitation on annual Capital Expenditures of $1,000,000 if we are (or would, as a result of the expenditure, be) in breach of our financial covenants; a requirement to pledge the inventory, receivables and intellectual property of and equity interests in any subsidiary that becomes a Material Subsidiary; an annual limit of $75.0 million for mergers and investments in stock of companies conducting a similar business; and a negative pledge.

Events of Default:...........  Events of Default include non-payment, material misrepresentation, covenant default,
                               cross-default, bankruptcy and insolvency, certain judgments, a Change in Control and certain Employee Retirement Income Security Act events.

Governing Law:...............  The laws of the State of New York.

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

         In December 1998, our U.S. subsidiaries entered into a settlement in the amount of $4.6 million with counsel representing approximately 25,000 individuals. Of the six principal defendants in these DBCP cases, Dow Chemical Company, Shell Oil Company, Occidental Chemical Corporation and Chiquita Brands, Inc. have also settled these claims. Under the terms of our settlement, approximately 22,000 of these claimants dismissed their claims with prejudice and without payment. The 2,643 claimants who allege employment on a company-related farm in Costa Rica and the Philippines and who demonstrated some injury were offered a share of the settlement funds upon execution of a release. Over 98% of these claimants accepted the terms of our settlement, the majority of which has been recovered from our insurance carriers. The remaining claimants did not accept the settlement proceeds and approximately $268,000 was returned to our subsidiary.

         On February 16, 1999, two of our U.S. subsidiaries were served in the Philippines in an action entitled DAVAO BANANA PLANTATION WORKERS' ASSOCIATION OF TIBURCIa, INC. V. SHELL OIL CO., ET AL. The action is brought by a Banana Workers' Association (Association) on behalf of its 34,852 members for injuries they allege to have incurred as a result of DBCP exposure. Approximately 13,000 members of the Association claim employment on a farm that was under contract to one of our subsidiaries at the time of DBCP use.

         Our subsidiaries filed motions to dismiss the action and for reconsideration on jurisdictional grounds, which were denied. Accordingly, our subsidiaries answered the plaintiffs' complaint denying all the plaintiffs' allegations. Our subsidiaries believe that they have substantial defenses to the claims asserted by the Association. To date only 300 of more than 34,000 members have come forward to be tested. The court in the Philippines may set a date as early as the second quarter of 2002 for the trial to start. Discovery and medical testing of Association members can continue during the trial.

         Our U.S. subsidiaries have not settled the DBCP claims of approximately 3,500 claimants represented by different counsel who filed actions in Mississippi in 1996 and Hawaii in 1997. Each of those actions was dismissed by a federal district court on grounds of FORUM NON CONVENIENS in favor of the courts of the plaintiffs' home countries and appealed by the plaintiffs. As a result of the dismissal of the Hawaiian actions, several Costa Rican and Guatemalan individuals have filed the same type actions in those countries. On January 19, 2001, the Court of Appeals for the Fifth Circuit affirmed the dismissal of Fresh Del Monte's subsidiaries for FORUM NON CONVENIENS and lack of personal jurisdiction for the Mississippi actions, and on October 1, 2001, the United States Supreme Court denied plaintiffs' petition for an appeal. On May 31, 2001, the Hawaiian plaintiffs' appeal of the dismissal was granted, thereby remanding the action to the Hawaiian State court. A petition for an appeal to the United States Supreme Court was filed on October 9, 2001. On December 7, 2001, the Supreme Court requested the views of the Office of the Solicitor General on the petition. The Solicitor General has yet to provide its views and the petition to the Supreme Court remains pending.

         On October 19, 2000, the Court of Appeals for the Fifth Circuit affirmed the dismissal of 23 non-settling defendants who had filed actions in the United States District Court in Houston, Texas. As a result, the 23 plaintiffs who did not accept the settlement are precluded from filing any new DBCP actions in the United States.

         On June 19, 1995, a group of several thousand plaintiffs in an action entitled LUCAS PASTOR CANALES MARTINEZ, ET AL. V. DOW CHEMICAL CO. ET AL. sued one our subsidiaries along with several other defendants in the District Court for the Parish of St. Charles, Louisiana asserting claims similar to those arising in the Texas cases arising from the alleged exposure to DBCP. That action was removed to the

United States District Court in New Orleans and was subsequently remanded in September 1996. Our subsidiary has answered the complaint and asserted substantial defenses. Following the decision of the United States Court of Appeals for the Fifth Circuit in the Texas actions, this action was re-removed to federal court in November 2000. Fresh Del Monte's subsidiary has settled with all but 13 of the Canales Martinez plaintiffs. On October 25, 2001, defendants filed a motion to dismiss the action on grounds of FORUM NON CONVENIENS in favor of plaintiffs' home countries. The motion will be heard on April 19, 2002.

         On November 15, 1999, one of our U.S. subsidiaries was served in two actions entitled, GODOY RODRIGUEZ, ET AL. V. AMVAC CHEMICAL CORP., ET AL and MARTINEZ PUERTO, ET AL. V. AMVAC CHEMICAL CORP., ET AL., in the 29th Judicial District Court for the Parish of St. Charles, Louisiana. These actions were removed to federal court, where they have been consolidated. These actions are brought on behalf of claimants represented by the same counsel who filed the Mississippi and Hawaii actions as well as a number of the claimants who have not accepted our settlement offer. Our subsidiary has been given an indefinite extension of time to respond to the complaints. At this time, it is not known how many of the 2,962 GODOY RODRIGUEZ and MARTINEZ PUERTO plaintiffs are claiming against our subsidiaries. The court's disposition of the pending motion in the Canales Martinez action to dismiss on grounds of FORUM NON CONVENIENS will likely apply to theses two cases as well.

HAWAIIAN LITIGATION

         On January 8, 2001, local residents of Honolulu, Hawaii amended their complaint (the original complaint did not include Fresh Del Monte as a defendant) in federal court to include one of our subsidiaries as one of several defendants for injuries allegedly caused by consuming contaminated water. Our U.S. subsidiary has answered the complaint denying all the plaintiffs' claims and asserting substantial defenses. This matter is still in the early stage of the litigation, which has been bifurcated to address the claims of an initial set of 34 plaintiffs.

BRAZIL LITIGATION

         On or about October 20, 1997, one of our subsidiaries and Nordeste Investimentos e Participacoes S.A. (Nordeste), our subsidiary's partner in two joint venture companies, Interfruit Brasil S.A. (IBSA) and International Produce Trading Ltd. (IPTL), agreed to submit to arbitration certain disputes that arose under joint venture agreements relating to the development of and exporting of produce from a banana plantation in Brazil. In its Request for Arbitration and Reply to Nordeste's Counterclaim, our subsidiary asserted claims for breach of contract, breach of duty of loyalty, misappropriation of trade secrets and proprietary information. Our subsidiary sought injunctive relief and $43 million in damages. Nordeste asserted in its Counterclaim that our subsidiary breached certain contractual obligations and improperly terminated the joint venture agreements and sought to recover liquidated and other damages in the amount of approximately $39.2 million. The hearing of the claims before the arbitral tribunal was conducted in October 1999. On May 10, 2000, the arbitrators issued their award requiring our subsidiary to pay $2 million to Nordeste and that Nordeste and our subsidiary exchange the 50% ownership they each have in two joint venture companies (IPTL and IBSA, respectively). We accrued for the $2 million award. The May 10, 2000 award directed our subsidiary to transfer to Nordeste all of its shares in Bananos do Brazil Ltda (Bandebras) which held the shares of IBSA. Unbeknownst to the arbitral tribunal, during the pendency of the arbitration Bandebras was renamed Del Monte Fresh Produce Brasil Ltda (DMFPB) and to it were transferred substantial assets and operations of Fresh Del Monte in Brazil.

         On June 8, 2000 the arbitral tribunal issued an Addendum to Final Award, in which the Final Award was corrected to require our subsidiary to transfer to Nordeste the shares of IBSA and not any other company. Our subsidiary has tendered payment of the $2 million and has proposed to have a closing to effect the transfer of the shares of the two companies. Nordeste has declined our subsidiary's tender. On July 24, 2001, DMFPB was served with a preliminary injunction issued by a judge of the Eighth Civil Court in Recife, Brazil enjoining our subsidiary from transferring the assets and ownership of DMFPB as well as requiring the provision of certain information to the court on a monthly basis regarding DMFPB's business pending the resolution of Nordeste's action seeking enforcement of the May 10, 2000 arbitral award as originally entered, and declaring the addendum to that award a nullity. On August 6, 2001, DMFPB filed an appeal with the State of Pernambuco Appellate Tribunal seeking to revoke the preliminary injunction. The appeal contained a specific request addressed to the Reporting Judge of the Appellate Tribunal for the immediate suspension of the effects of the preliminary injunction. On August 21, 2001, the Reporting Judge denied DMFPB's specific request for an immediate suspension of the preliminary injunction. On December 21, 2001, the briefs in support of the principal appeal were filed, along with a motion for change of venue. The three judge panel of the Appellate Tribunal has yet to rule on the merits of DMFPB's principal appeal.

KUNIA WELL SITE

         In 1980, elevated levels of certain chemicals were detected in the soil and ground water at one of our subsidiaries' leased plantation in Hawaii (Kunia Well Site). Shortly thereafter, we discontinued the use of the Kunia Well site and provided an alternate water source to area well users and commenced our own voluntary cleanup operation. In 1993, the Environmental Protection Agency (EPA) identified the Kunia Well Site for potential listing on the National Priorities List (NPL) under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended. On December 16, 1994, the EPA issued a final rule adding the Kunia Well Site to the NPL. One of our subsidiaries entered into an order with the EPA for the Kunia Well Site on September 28, 1995. Under the terms of the order, our subsidiary submitted a remedial investigation report in November 1998 for review by the EPA. The remedial investigation report was approved by the EPA in February 1999. A final draft feasibility study was submitted for EPA review in December 1999, and our subsidiary expects that the feasibility study will be finalized by the second quarter of 2002.

         Based on an updated draft of the final feasibility study in December 2001, the estimated remediation costs associated with this matter range from $5.2 million to $28.9 million. Certain portions of these estimates have been discounted using a 5% interest rate. The undiscounted estimates are between $6.4 million and $33.6 million. As a result of communications with the EPA, our subsidiary recorded a charge of $15.0 million in 2001 in addition to $4.1 million previously recorded as an estimate of the expected future cleanup cost for the Kunia Well Site. Accordingly, an accrual of $19.1 million is included in other noncurrent liabilities in the balance sheet at December 28, 2001.

OTHER

         In addition to the foregoing, we are involved from time to time in various claims and legal actions incident to our operations, both as plaintiff and defendant. In the opinion of management, after consulting with legal counsel, none of these other claims are currently expected to have a material adverse effect on us.

         DIVIDEND POLICY

         On January 8, 2002, we announced that our Board of Directors determined to pay a regular quarterly cash dividend of $0.05 per share. The first quarterly dividend was declared for payment on March 6, 2002 to shareholders of record as of February 11, 2002. Because we are a holding company, our ability to pay dividends and to meet our debt service obligations depends primarily on receiving sufficient funds from our subsidiaries. Pursuant to our Revolving Credit Agreement, we may declare and pay dividends and distributions in cash solely out of and up to 50% of our net income for the fiscal year immediately preceding the year in which the dividend or distribution is paid. It is possible that countries in which one or more of our subsidiaries are located could institute exchange controls which could prevent those subsidiaries from remitting dividends or other payments to us.

ITEM 9.  THE OFFER AND LISTING

ORDINARY SHARE PRICES AND RELATED MATTERS

         The Company's ordinary shares are traded solely on the New York Stock Exchange, under the symbol FDP, and commenced trading on October 24, 1997, the date of our initial public offering.

         The following table presents the high and low sales prices of our ordinary shares for the quarters indicated as reported on the New York Stock Exchange Composite Tape:

                                                                     High                Low
                                                                     ----                ---
FIVE MOST RECENT FINANCIAL YEARS
   Year ended December 26, 1997 (commencing October 24,
   1997)..................................................           $18.00              $13.13
   Year ended January 1, 1999.............................           $23.63              $10.50
   Year ended December 31, 1999...........................           $21.00              $ 6.31
   Year ended December 29, 2000...........................           $ 9.94              $ 3.38
   Year ended December 28, 2001...........................           $15.95              $ 4.56

2000
   First quarter..........................................           $ 9.75              $ 6.75
   Second quarter.........................................           $ 9.94              $ 6.06
   Third quarter..........................................           $ 7.06              $ 5.38
   Fourth quarter.........................................           $ 6.44              $ 3.38

2001
   First quarter..........................................           $ 8.89              $ 4.56
   Second quarter.........................................           $11.08              $ 5.75
   Third quarter..........................................           $15.95              $10.10
   Fourth quarter.........................................           $15.14              $11.69

MOST RECENT SIX MONTHS
   September 2001.........................................           $15.95              $10.10
   October 2001...........................................           $13.82              $11.69
   November 2001..........................................           $14.00              $12.35
   December 2001..........................................           $15.14              $12.55
   January 2002...........................................           $15.34              $13.50
   February 2002..........................................           $17.88              $15.15


         As of December 28, 2001, there were 54,091,650 ordinary shares outstanding. We believe that approximately 31% of the outstanding ordinary shares were held by holders in the United States, as of February 14, 2002.

ITEM 10.  ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

         REGISTERED OFFICE.

         The Company has been assigned registration number CR-68097 by the registrar of companies in the Cayman Islands. The registered office is located at Walkers House, Mary Street, P.O. Box 908 GT, Mary Street, George Town, Grand Cayman, Cayman Islands. The telephone number at that location is (345) 949-0100.

         OBJECT AND PURPOSE

         Paragraph 3 of the Amended and Restated Memorandum of Association (Memorandum of Association) provides that our object and purpose is to perform all corporate activities not prohibited by any law as provided by The Companies Law (2001 Second Revision).

         DIRECTORS

         Articles 82 and 83 of our Amended and Restated Articles of Association (Articles of Association) provide that a director may vote in respect of any contract or proposed contract or arrangement notwithstanding such director's interest and that such an interested director will not be liable to the Company for any profit realized through any such contract or arrangement. Article 60 provides that directors' compensation shall from time to time be determined by the renumeration committee appointed by the board of directors in accordance with the Articles of Association. Article 74 provides that directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled property or any part thereof, to issue debentures, debenture stock and other securities wherever money is borrowed or as security for any debt, liability or obligation of the Company or of any third party. Such borrowing power can only be altered through an amendment of the Articles of Association. Article 61 provides that the directors of the Company are not required to own shares of the Company in order to serve as directors unless fixed by the Company at a shareholders' meeting.

         ORDINARY SHARES

         The Company's Memorandum of Association authorize the issuance of 200,000,000 ordinary shares with a par value of US$.01 per share. Upon issuance and once payment is received, the ordinary shares are fully paid and accordingly no further capital may be called for by the Company from any holder of the ordinary shares outstanding. Under Cayman Island law, non-residents may freely hold, vote and transfer ordinary shares in the same manner as Cayman Islands residents, subject to the provisions of The Companies Law (2001 Second Revision) and the Articles of Association. No Cayman Islands laws or regulations restrict the export or import or capital, or affect the payment of dividends to non-residents holders of the ordinary shares.

         Some provisions of our Memorandum of Association may have the effect of delaying, deterring or preventing a change in control not approved by our board of directors and contains a variety of anti-takeover provisions that could delay, deter or prevent a change in control.

         DIVIDENDS

         The holders of ordinary shares are entitled to receive, when, as if declared out of legally available funds, dividends in cash, shares or our property. We may in a general meeting declare dividends but no dividend shall exceed the amount recommended by the directors. The directors may from time to time pay to the shareholders such interim dividends as appear to the directors to be justified from our profits. Dividends declared on the ordinary shares will be paid ratably in proportion to the number of ordinary shares held by the holders of the ordinary shares.

         VOTING

         Except as provided by statute or the Articles of Association, holders of ordinary shares have the sole right and power to vote on all matters on which a vote of our shareholders is to be taken. At every meeting of the shareholders, each holder of the ordinary shares present in person or by proxy is entitled to cast one vote for each ordinary share standing in his or her name as of the record date for the vote.

         LIQUIDATION

         In the case of our voluntary or involuntary liquidation, dissolution or winding-up, after payment of our creditors, our remaining assets and funds available for distribution will be divided among our shareholders and any distribution to the holders of ordinary shares will be paid ratably to the holders of the ordinary shares.

         ELECTION AND REMOVAL OF DIRECTORS

         The holders of ordinary shares are entitled, by a majority vote of those present, to elect and remove directors from our board of directors. We have a classified board of directors serving staggered terms.

         PREFERRED SHARES

         The Memorandum of Association authorizes the issuance of 50,000,000 preferred shares with a par value of US$.01 per share. Our board of directors may, from time to time, direct the issuance of preferred shares in series and may, at the time of issue, determine the rights, preferences and limitations of each series. Satisfaction of any dividend preferences of outstanding preferred shares will reduce the amount of funds available for the payment of dividends on ordinary shares. Holders of the preferred shares may be entitled to receive a preference payment in the event of our liquidation, dissolution or winding up before any payment is made to the holders of ordinary shares. Holders of preferred shares may also be granted special voting rights. Under certain circumstances, the issuance of preferred shares may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by the holder of a large block of our securities or the removal of incumbent management.

         CERTAIN PROVISIONS OF THE ARTICLES OF ASSOCIATION HAVING THE EFFECT OF DELAYING, DEFERRING OR PREVENTING A CHANGE IN CONTROL

         The Articles of Association provide that shareholder action can only be taken at a general meeting of the shareholders and cannot be taken by written consent in lieu of a meeting. The Articles of Association provide that, except as otherwise required by law, general meetings of the shareholders may only be called pursuant to a resolution adopted by a majority of the board of directors or by the chairman of the board of directors. Shareholders are not permitted to call for a general meeting or require the board of directors to call for a meeting.

         The Articles of Association establish an advance notice procedure for shareholder proposals to be brought before a general meeting of shareholders of the Company, including proposed nominations of persons for election to the board of directors.

         Shareholders at a general meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting (1) by or at the direction of the board of directors or (2) by a shareholder who was a shareholder of record on the record date of the meeting and who has given the directors timely written notice, in proper form, of the shareholder's intention to bring that business before the meeting.

          Although the Articles of Association do not provide the board of directors the power to approve or disapprove shareholder nominations of candidates or proposals regarding other business to be conducted at a general meeting, they may have the effect of precluding the conduct of some business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquiror from conducting solicitation proxies to elect its own slate of directors or otherwise to obtain control of us.

         Under Cayman Islands law, the affirmative vote of holders of at least two-thirds of the total votes eligible to be cast and present at any meeting and casted at a general meeting of the Company is required to amend, alter, change or repeal provisions of the Articles of Association. This requirement of a special resolution to approve amendments to the Articles of Association could enable a minority of the Company's shareholders to exercise veto power over any such amendment.

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

EXCHANGE CONTROLS

         The Articles authorizes us to issue an aggregate of 200,000,000 ordinary shares with a par value of $0.01 per share. Of those 200,000,000 authorized ordinary shares, 54,297,150 shares were issued and outstanding as of February 25, 2002, all of which are fully paid or credited as fully paid. We may not call for any further capital from any holder of ordinary shares outstanding. Under Cayman Islands law, non-residents of the Cayman Islands may freely hold, vote and transfer ordinary shares in the same manner as Cayman Islands residents, subject to the provisions of the Companies Law (2001 Second Revision) and our Articles. No Cayman Islands laws or regulations restrict the export or import of capital, or affect the payment of dividends to non-resident holders of ordinary share.

TAXATION

         CAYMAN ISLANDS

         There is at present no direct taxation in the Cayman Islands on interest, dividends and gains payable to or by us and all such monies will be received free of all Cayman Islands taxes. Accordingly, U.S. holders of ordinary shares are not presently subject to Cayman Islands income or withholding taxes with respect to such holdings. We are an exempted company incorporated under Cayman Islands law and have obtained an undertaking as to tax concessions pursuant to Section 6 of the Tax Concessions Law (Revised) which provides that for a period of 20 years from April 22, 1997, no law thereafter enacted in the Cayman Islands imposing any taxes or duty to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable by us on or in respect of our shares or other obligations.

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

         Upon a sale, exchange or other taxable disposition of ordinary shares you generally will recognize gain or loss for federal income tax purposes in an amount equal to the difference between (1) the sum of the amount of cash and the fair market value of any property you receive and (2) your tax basis in the ordinary shares that you dispose of. Such gain or loss will generally be long-term capital gain or loss if you have held the ordinary shares for more than one year. Net long-term capital gain recognized by an individual U.S. holder generally will be subject to a maximum rate of 20% for ordinary shares held for more than one year. A special lower rate of 18% applies to transactions after December 31, 2000 when the shares have been held more than five years. The ability of U.S. holders to offset capital losses against ordinary income is limited. Any gain generally will be treated as U.S. source income.

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

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         We are exposed to market risk from changes in currency exchange rates and interest rates which may adversely affect our results of operations and financial condition. We seek to minimize the risks from these currency exchange rate and interest rate fluctuations through our regular operating and financing activities and, when considered appropriate, through the use of derivative financial instruments. Our policy is to not use financial instruments for trading or other speculative purposes and is not to be a party to any leveraged financial instruments.

         We manage our currency exchange rate and interest rate risk by hedging a portion of our overall exposure using derivative financial instruments. We also have procedures to monitor the impact of market risk on the fair value of long-term debt, short-term debt instruments and other financial instruments, considering reasonably possible changes in currency exchange and interest rates.

EXCHANGE RATE RISK

         Because we conduct our operations in many areas of the world involving transactions denominated in a variety of currencies, our results of operations as expressed in dollars may be significantly affected by fluctuations in rates of exchange between currencies. These fluctuations could be significant. Approximately 42% of our net sales in 2001 was received in currencies other than the dollar. We generally are unable to adjust our non-dollar local currency sales prices to reflect changes in exchange rates between the dollar and the relevant local currency. As a result, changes in exchange rates between the Euro, Japanese yen or other currencies in which we receive sale proceeds and the dollar have a direct impact on our operating results. There is normally a time lag between our sales and collection of the related sales proceeds, exposing us to additional currency exchange rate risk.

         To reduce currency exchange rate risk, we generally exchange local currencies for dollars promptly upon receipt. We periodically enter into currency forward contracts as a hedge against a portion of our currency exchange rate exposures, however, we may decide not to enter into these contracts during any particular period. At December 28, 2001, we did not have exchange forward contracts outstanding.

         The results of a uniform 10% strengthening in the value of the dollar at December 30, 2000 relative to the other currencies in which a significant portion of our net sales are denominated would have resulted in a decrease in net sales of approximately $60 million for the year ended December 28, 2001. This calculation assumes that each exchange rate would change in the same direction relative to the dollar. In addition to the direct effects of changes in exchange rates quantified above, changes in exchange rates also affect the volume of sales. Our sensitivity analysis of the effects of changes in currency exchange rates does not factor in a potential change in sales levels or any offsetting gains on currency forward contracts.

INTEREST RATE RISK

         As described in Note 12 of the notes to our year-end audited consolidated financial statements, our indebtedness is primarily variable rate. We use an interest rate swap agreement to limit our exposure to short-term interest rate movements under a portion of our credit agreement.

         At December 28, 2001, our variable rate long-term debt had a carrying value of $269.1 million. The fair value of the debt approximates the carrying value because the variable rates approximate market rates. A 10% increase in the interest rate for 2001 would have resulted in a negative impact of approximately $1.0 million on our results of operations for the year ended December 28, 2001.

         At December 28, 2001, the notional amount of the interest rate swap agreement was $75 million. The carrying value and fair value of this agreement was a liability of $2.8 million at December 28, 2001. Based upon a hypothetical 10% increase in the period end market interest rate, the fair value of this instrument would have increased by approximately $0.2 million.

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

                                    PART III

ITEM 17. FINANCIAL STATEMENTS

         Our Consolidated Financial Statements have been prepared in accordance with Item 18 hereof.

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

CONSOLIDATED FINANCIAL STATEMENTS


         Report of Ernst & Young LLP, Independent Certified Public Accountants.........................F-1

         Consolidated Balance Sheets at December 28, 2001 and December 29, 2000........................F-2

         Consolidated Statements of Income for the years ended December 28, 2001,
         December 29, 2000 and December 31, 1999.......................................................F-4

         Consolidated Statements of Cash Flows for the years ended December 28, 2001,
         December 29, 2000 and December 31, 1999.......................................................F-5

         Consolidated Statements of Shareholders' Equity for the years ended
         December 28, 2001, December 29, 2000 and December 31, 1999....................................F-7

         Notes to Consolidated Financial Statements....................................................F-8



SUPPLEMENTAL FINANCIAL STATEMENT SCHEDULE

         Report of Ernst & Young LLP, Independent Certified Public Accountants.........................S-1
         Schedule II - Valuation and Qualifying Accounts...............................................S-2



ITEM 19. EXHIBITS

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

                                       FRESH DEL MONTE PRODUCE INC.

Date:  March 4, 2002                   By: /s/ Hani El-Naffy
                                           -------------------------------------
                                           Hani El-Naffy
                                           President and Chief Operating Officer



                                       By: /s/ John F. Inserra
                                           -------------------------------------
                                           John F. Inserra
                                           Executive Vice President and
                                           Chief Financial Officer

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Shareholders
Fresh Del Monte Produce Inc.


We have audited the accompanying consolidated balance sheets of Fresh Del Monte Produce Inc. and subsidiaries as of December 28, 2001 and December 29, 2000, and the related consolidated statements of income, cash flows and shareholders' equity for each of the three years in the period ended December 28, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Fresh Del Monte Produce Inc. and subsidiaries at December 28, 2001 and December 29, 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 28, 2001, in conformity with accounting principles generally accepted in the United States of America.

                                       /s/ ERNST & YOUNG LLP



Miami, Florida
February 11, 2002

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

                           CONSOLIDATED BALANCE SHEETS
                           (U.S. dollars in millions)




                                                                   December 28,    December 29,
                                                                       2001            2000
                                                                   ------------    ------------
ASSETS

Current assets:
  Cash and cash equivalents                                         $     13.0      $     10.6
  Trade accounts receivable, net of allowance of $13.9 and
     $12.5, respectively                                                 141.2           142.7
  Advances to growers and other receivables, net of allowance
     of $13.5 and $4.9, respectively                                      39.7            56.3
  Inventories                                                            178.5           188.8
  Prepaid expenses and other current assets                                9.5             6.5
                                                                    ----------      ----------
                  Total current assets                                   381.9           404.9
                                                                    ----------      ----------
Investments in unconsolidated companies                                   42.9            51.7
Property, plant and equipment, net                                       658.1           635.6
Other noncurrent assets                                                   37.0            47.9
Goodwill, net of accumulated amortization of $12.2 and $9.3,
respectively                                                              77.0            81.5
                                                                    ----------      ----------
                  Total assets                                      $  1,196.9      $  1,221.6
                                                                    ==========      ==========



                             See accompanying notes

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

                     CONSOLIDATED BALANCE SHEETS (CONTINUED)
                  (U.S. dollars in millions, except share data)


                                                                        December 28,               December 29,
                                                                            2001                       2000
                                                                        ------------               ------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
 Notes payable to banks                                                 $      1.2               $       0.4
 Accounts payable and accrued expenses                                       186.2                     187.1
 Current portion of long-term debt and capital lease
     obligations                                                              49.9                      51.1
 Income taxes payable                                                         12.7                       9.4
                                                                        ----------                ----------
         Total current liabilities                                           250.0                     248.0
                                                                        ----------                ----------

Long-term debt                                                               267.4                     416.6
Capital lease obligations                                                     14.8                      17.4
Retirement benefits                                                           53.2                      53.2
Other noncurrent liabilities                                                  41.0                       9.6
Deferred income taxes                                                          7.7                       8.5
                                                                       -----------            --------------
         Total liabilities                                                   634.1                     753.3
                                                                        ----------                ----------

Minority interest                                                             12.3                      11.1

Commitments and contingencies

Shareholders' equity:
 Preferred shares, $0.01 par value; 50,000,000 shares
     authorized; none issued or outstanding                                     --                        --
 Ordinary shares, $0.01 par value; 200,000,000 shares
     authorized; 54,091,650 and 53,763,600 shares issued and
     outstanding                                                               0.5                       0.5
 Paid-in capital                                                             329.7                     327.1
 Retained earnings                                                           236.4                     140.2
 Accumulated other comprehensive loss                                        (16.1)                    (10.6)
                                                                        ----------                ----------
         Total shareholders' equity                                          550.5                     457.2
                                                                        ----------                ----------
         Total liabilities and shareholders' equity                     $  1,196.9                $  1,221.6
                                                                        ==========                ==========



                             See accompanying notes

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

                        CONSOLIDATED STATEMENTS OF INCOME
                  (U.S. dollars in millions, except share data)


                                                                                  Year Ended
                                                            --------------------------------------------------------
                                                            December 28,          December 29,          December 31,
                                                                2001                  2000                  1999
                                                            ------------          ------------          ------------
Net sales                                                    $  1,928.0            $  1,859.3            $  1,743.2
Cost of products sold                                           1,645.1               1,692.4               1,592.6
                                                             ----------            ----------            ----------
     Gross profit                                                 282.9                 166.9                 150.6

Selling, general and administrative expenses                       89.4                  80.9                  63.5
Amortization of goodwill                                            3.4                   3.4                   2.6
Provision for Kunia Well Site                                      15.0                    --                    --
Asset impairment charges                                           10.2                    --                    --
                                                             ----------            ----------            ----------
  Operating income                                                164.9                  82.6                  84.5

Interest expense                                                   32.1                  43.2                  30.2
Interest income                                                     2.1                   2.7                   2.6
Other income (loss), net                                          (12.2)                 (6.1)                 14.7
                                                             ----------            ----------            ----------

Income before provision for income taxes                          122.7                  36.0                  71.6
Provision for income taxes                                         26.5                   2.9                  14.7
                                                             ----------            ----------            ----------
Net income                                                   $     96.2            $     33.1            $     56.9
                                                             ==========            ==========            ==========
Net income per share:
     Basic                                                   $     1.79            $     0.62           $      1.06
     Diluted                                                 $     1.77            $     0.62           $      1.06
Weighted average number of ordinary shares outstanding:
     Basic                                                   53,856,392            53,763,600            53,763,600
     Diluted                                                 54,414,868            53,764,383            53,805,237






                             See accompanying notes

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (U.S. dollars in millions)


                                                                          Year Ended
                                                           -----------------------------------------
                                                           December 28,  December 29,   December 31,
                                                               2001          2000          1999
                                                           -----------   ------------   ------------
OPERATING ACTIVITIES:
Net income                                                  $   96.2       $  33.1       $   56.9
Adjustments to reconcile net income to net cash
     provided by operating activities:
     Goodwill amortization                                       3.4           3.4            2.6
     Depreciation and amortization other than
         goodwill                                               57.8          54.4           42.6
     Provision for Kunia Well Site                              15.0          --             --
     Asset  impairment charges                                  10.2          --             --
     Deferred credit vessel leases                              --            (2.9)          (4.8)
     Equity in earnings of unconsolidated companies,
       net of dividends                                         (1.6)         (1.4)           2.1
     Gain on insurance proceeds related to Hurricane
       Mitch                                                    --            --            (13.5)
     Unrealized loss on available-for-sale
       marketable securities                                     0.1           5.2           --
     Deferred income taxes                                      (0.8)         (2.8)           6.4
     Other, net                                                  4.3           2.3            2.0
     Changes in operating assets and liabilities:
       Receivables                                              16.2         (10.6)         (22.9)
       Inventories                                              10.5           7.4          (40.3)
       Prepaid expenses and other current assets                (3.1)          6.9           21.6
       Accounts payable and accrued expenses                    (0.3)         (2.5)          (1.6)
       Other noncurrent assets and liabilities                  22.3           6.0          (12.2)
                                                            --------       -------       --------
       NET CASH PROVIDED BY OPERATING ACTIVITIES               230.2          98.5           38.9

INVESTING ACTIVITIES:
Capital expenditures                                           (55.9)        (75.5)        (100.8)
Capital expenditures due to Hurricane Mitch, net of
     insurance proceeds                                         --            (3.1)          (2.8)
Proceeds from sale of assets                                     1.4           5.9            0.1



                             See accompanying notes

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

                CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
                           (U.S. dollars in millions)


                                                                           Year Ended
                                                            ------------------------------------------
                                                            December 28,   December 29,   December 31,
                                                               2001           2000           1999
                                                            ------------   ------------   ------------

INVESTING ACTIVITIES (CONTINUED):
Purchase of subsidiaries, net of cash acquired               $  (13.8)      $   (9.9)      $  (67.7)
Other investing activities, net                                   1.7            1.4           (1.1)
                                                             --------       --------       --------
     NET CASH USED IN INVESTING ACTIVITIES                      (66.6)         (81.2)        (172.3)

FINANCING ACTIVITIES:
Proceeds from long-term debt                                    256.0          273.5          321.6
Payments on long-term debt                                     (413.2)        (307.8)        (181.4)
Proceeds from short-term borrowings                               2.2            5.8           10.6
Payments on short-term borrowings                                (6.8)          (8.5)          (5.9)
Other financing activities, net                                   0.2           (0.7)          (0.4)
                                                             --------       --------       --------
     NET CASH PROVIDED BY (USED IN) FINANCING
       ACTIVITIES                                              (161.6)         (37.7)         144.5

Effect  of  exchange  rate  changes  on cash and cash
  equivalents                                                     0.4           (0.2)          (4.5)
                                                             --------       --------       --------
Cash and cash equivalents:
  Net change                                                      2.4          (20.6)           6.6
  Beginning balance                                              10.6           31.2           32.8
  Net  cash  change  due to  change  in  year  end of
       subsidiaries                                              --             --             (8.2)
                                                             --------       --------       --------
  Ending balance                                             $   13.0       $   10.6       $   31.2
                                                             ========       ========       ========
SUPPLEMENTAL NON - CASH ACTIVITIES:
   Capital lease obligations for new assets                  $    4.4       $   13.9       $    2.5
                                                             ========       ========       ========




                             See accompanying notes

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                           (U.S. dollars in millions)


                                                                                                  Accumulated
                                           Ordinary                                                   Other         Total
                                            Shares         Ordinary      Paid-in       Retained   Comprehensive  Shareholders'
                                         Outstanding        Shares       Capital       Earnings       Loss          Equity
                                         -----------       --------      --------      --------   -------------  -------------
Balance at January 1, 1999                53,763,600        $   0.5      $  327.1      $   57.8       $  (2.9)      $  382.5

   Net loss of IAT for the three
     month period ended January
     1, 1999                                      --           --            --            (7.6)         --             (7.6)
Comprehensive income:
   Net income                                     --           --            --            56.9          --             56.9
   Unrealized loss on
     available-for-sale                           --           --            --            --            (3.7)          (3.7)
     marketable securities
   Currency translation adjustment                --           --            --            --            (2.3)          (2.3)
                                                                                                                    --------
Comprehensive income                                                                                                    50.9
                                          ----------        -------      --------      --------       -------       --------
Balance at December 31, 1999              53,763,600            0.5         327.1         107.1          (8.9)         425.8

Comprehensive income:
   Net income                                     --           --            --            33.1          --             33.1
   Unrealized loss on
     available-for-sale
     marketable securities, net
     of reclassification for
     losses of $5.2 included in
     net income                                   --           --            --            --             3.6            3.6
   Currency translation
     adjustment                                   --           --            --            --            (5.3)          (5.3)
                                                                                                                    --------
Comprehensive income                                                                                                    31.4
                                          ----------        -------      --------      --------       -------       --------
Balance at December 29, 2000              53,763,600            0.5         327.1         140.2         (10.6)         457.2

   Issuance of ordinary shares
     upon exercise of stock
     options                                 328,050           --            2.6           --            --              2.6
Comprehensive income:
   Net income                                     --           --            --            96.2          --             96.2
   Unrealized loss on
     available-for-sale
     marketable securities, net
     of reclassification for
     losses of $0.1 included in
     net income                                   --           --            --            --             0.1            0.1
   Currency translation
     adjustment                                   --           --            --            --            (3.3)          (3.3)
Unrealized loss on derivatives                    --           --            --            --            (2.3)          (2.3)
                                                                                                                    --------
Comprehensive income                                                                                                    90.7
                                          ----------        -------      --------      --------       -------       --------
Balance at December 28, 2001              54,091,650        $   0.5      $  329.7      $  236.4       $ (16.1)      $  550.5
                                          ==========        =======      ========      ========       =======       ========




                             See accompanying notes

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. GENERAL

Fresh Del Monte Produce Inc. (Fresh Del Monte) was incorporated under the laws of the Cayman Islands on August 29, 1996 and is 56.5% owned by IAT Group Inc. which is 100% beneficially owned by members of the Abu-Ghazaleh family. In addition, members of the Abu-Ghazaleh family directly own 9.1% of the outstanding ordinary shares of Fresh Del Monte.

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

Under the as if pooling of interests method of accounting, the historical results of Fresh Del Monte were restated to combine the operations of Fresh Del Monte and IAT for all periods subsequent to August 29, 1996, the date Fresh Del Monte and IAT came under common control. The recorded assets and liabilities of Fresh Del Monte and IAT were carried forward to Fresh Del Monte's consolidated financial statements at their historical amounts. Consolidated earnings of Fresh Del Monte include the earnings of Fresh Del Monte and IAT for all periods subsequent to the date Fresh Del Monte and IAT came under common control.

Prior to January 2, 1999, IAT's fiscal year end was September 30. Effective January 2, 1999, IAT's fiscal year end was changed to conform to Fresh Del Monte's fiscal year end. As a result of this change in fiscal year ends, the year ended December 31, 1999 reflected the operating results of Fresh Del Monte and subsidiaries, including IAT, for the same months. The results of operations for IAT for the period from October 1, 1998 to January 1, 1999 are not included in the consolidated statements of income or cash flows for any of the periods presented, but are reflected as an adjustment to retained earnings as of January 2, 1999. For the period from October 1, 1998 to January 1, 1999, IAT incurred a net loss of $7.6 million.

Fresh Del Monte and its subsidiaries are engaged primarily in the worldwide production, transportation and marketing of fresh produce. Fresh Del Monte and its subsidiaries source their products, bananas, pineapples, cantaloupe, honeydew, watermelons, grapes, non-tropical fruit (including citrus, apples, pears, peaches, plums, nectarines, apricots and kiwi), plantains, Vidalia(R) sweet onions and various greens primarily from Central and South America and the Philippines. Fresh Del Monte also sources products from North America, Africa and Europe and distributes its products in North America, Europe, the Asia-Pacific region and South America. Products are sourced from company-owned farms, through joint venture arrangements and through supply contracts with independent growers.

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

INVENTORIES

Inventories are valued at the lower of cost or market. Cost is computed using the weighted average cost method for fresh produce, principally in-transit, and the first-in first-out, actual cost or average cost methods for raw materials and packaging supplies. Raw materials inventory consists primarily of agricultural supplies, containerboard, packaging materials and spare parts.

GROWING CROPS

Expenditures on pineapple, melon, grape and non-tropical fruit growing crops are valued at the lower of cost or market and are deferred and charged to income when the related crop is harvested and sold. The deferred growing costs consist primarily of land preparation, cultivation, irrigation and fertilization costs. Expenditures related to banana crops are expensed in the year incurred.

INVESTMENTS IN UNCONSOLIDATED COMPANIES

Investments in unconsolidated companies are accounted for under the equity method of accounting for investments in 20% to 50% owned companies and for investments in over 50% owned companies over which Fresh Del Monte does not have control.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost. Depreciation is recorded following the straight-line method over the estimated useful lives of the assets, which range from 10 to 30 years for buildings, 10 to 20 years for ships and containers, 2 to 20 years for machinery and equipment, 3 to 7 years for furniture, fixtures and office equipment and 2 to 10 years for automotive equipment. Leasehold improvements are amortized over the life of the lease or the related asset, whichever is shorter. When assets are retired or disposed of, the costs and accumulated depreciation or amortization are removed from the respective accounts and any related gain or loss is recognized. Maintenance and repairs are charged to expense when incurred. Significant expenditures, which extend useful lives of assets, are capitalized. Costs related to land improvements for bananas, pineapples, grapes and non-tropical fruit and other agricultural projects are deferred during the formative stage and are amortized over the estimated life of the project.

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

GOODWILL

Goodwill has been amortized on a straight-line basis over its estimated useful life which ranges from 10 to 40 years. Fresh Del Monte continually assesses the carrying value of its goodwill in order to determine whether an impairment has occurred. This assessment takes into account both historical and forecasted results of operations including consideration of a terminal value. See further discussion under "New Accounting Pronouncements".

IMPAIRMENT OF LONG-LIVED ASSETS

Fresh Del Monte accounts for the impairment of long-lived assets in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (SFAS No. 121). SFAS No. 121 requires write downs to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Based on the continued operating losses of certain growing and production facilities in South and North America related to the banana and the other fresh produce segments and estimates of fair values related to these assets, Fresh Del Monte recorded a charge of $10.2 million for impairment of long-lived assets in 2001, related primarily to property, plant and equipment to be disposed of or abandoned.

REVENUE RECOGNITION

Revenue is recognized on sales of products when the customer receives title to the goods, generally upon delivery and when collectibility is reasonably assured.

COST OF PRODUCTS SOLD

Cost of products sold includes the cost of produce, packaging materials, labor and overhead, air, land and sea transportation and other distribution costs, including shipping and handling costs incurred to deliver fresh produce to the customer.

INCOME TAXES

Deferred income taxes are recognized for the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year end, based on enacted tax laws and statutory tax rates applicable to the year in which the differences are expected to affect taxable income. Valuation allowances are established when it is deemed more likely than not that future taxable income will not be sufficient to realize income tax benefits. Generally, the provision for income taxes is the income taxes payable for the year and the net change during the year in deferred tax assets and liabilities and in tax reserves.

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

ENVIRONMENTAL REMEDIATION LIABILITIES

Losses associated with environmental remediation obligations are accrued when such losses are probable and can be reasonably estimated. Fresh Del Monte recorded a provision of $15.0 million in 2001 related to the environmental remediation for the Kunia Well Site (see Note 18).

CURRENCY TRANSLATION

For Fresh Del Monte's operations in countries that are not highly inflationary and where the functional currency is other than the U.S. dollar, balance sheet amounts are translated using the exchange rate in effect at the balance sheet date. Income statement amounts are translated at the average exchange rate for the year. The gains and losses resulting from the changes in exchange rates from year to year are recorded as a component of accumulated other comprehensive income or loss as currency translation adjustments.

For Fresh Del Monte's operations where the functional currency is the U.S. dollar or where the operations are located in highly inflationary countries, non-monetary assets are translated at historical exchange rates. Other balance sheet amounts are translated at the exchange rates in effect at the balance sheet date. Income statement accounts, excluding depreciation, are translated at the average exchange rate for the year. These translation adjustments are included in the determination of net income in other income (loss), net.

Other income (loss), net in the accompanying consolidated statements of income includes approximately $12.9 million, $4.7 million and $3.6 million in net losses on foreign exchange for 2001, 2000 and 1999, respectively. These amounts include the effect of foreign currency translation, realized foreign currency gains and losses and changes in the value of the foreign currency accounts receivable and related forward contracts.

STOCK BASED COMPENSATION

Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123) encourages, but does not require, companies to record stock-based compensation plans at fair value. Fresh Del Monte has chosen, as allowed by the provisions of SFAS No. 123, to account for its Stock Plan under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB No. 25) and related interpretations. Under APB No. 25, because the exercise price of Fresh Del Monte's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recorded. SFAS No. 123 requires disclosure of the estimated fair value of employee stock options granted and pro forma financial information assuming compensation expense was recorded using these fair values.

DERIVATIVE FINANCIAL INSTRUMENTS

Effective December 30, 2000, Fresh Del Monte adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133), as amended by Statement of Financial Accounting Standards No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities." SFAS No. 133, as amended, requires the recognition of all derivative instruments as either assets or liabilities on the balance sheet measured at fair value and establishes new

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

accounting rules for the hedging instrument depending on the nature of the hedge relationship. A fair value hedge requires that the effective portion of the change in the fair value of a derivative instrument be offset against the change in the fair value of the underlying asset, liability, or firm commitment being hedged through earnings. A cash flow hedge requires that the effective portion of the change in the fair value of a derivative instrument be recognized in other comprehensive income, a component of shareholders' equity, and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Any ineffective portion of a derivative instrument's change in fair value is immediately recognized in earnings. The consolidated financial statements for the year ended December 28, 2001 comply with the provisions required by SFAS No. 133, while the consolidated financial statements for the years ended on or before December 29, 2000 and December 31, 1999 were prepared in accordance with the applicable professional literature for derivatives and hedging instruments in effect at that time.

RECLASSIFICATIONS

Certain amounts from 2000 and 1999 have been reclassified to conform to the 2001 presentation.

NEW ACCOUNTING PRONOUNCEMENTS

In July 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, "Business Combinations" (SFAS No. 141) and No. 142, "Goodwill and Other Intangible Assets" (SFAS No. 142). SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method and changes the criteria to recognize intangible assets apart from goodwill. Under SFAS No. 142, goodwill and intangible assets with indefinite lives will no longer be amortized but will be reviewed annually, or more frequently if indicators arise, for impairment. Separable intangible assets that are not deemed to have indefinite lives will continue to be amortized over their useful lives. The amortization provisions of SFAS No. 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, Fresh Del Monte will adopt SFAS No. 142 effective December 29, 2001. Adoption of the provisions of SFAS No. 142 will eliminate goodwill amortization starting in 2002.

During 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS No. 144). SFAS 144 superseded Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business. SFAS No. 144 also amended Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. Fresh Del Monte will adopt SFAS 144 on December 29, 2001, and expects the adoption of this standard will not have a material impact on its financial condition, results of operations or cash flows.

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


3. ACQUISITIONS

AGRICOLA VILLA ALEGRE

In June 2001, a subsidiary of Fresh Del Monte, which owned a 50% interest in Agricola Villa Alegre Limitada (Villa Alegre), a producer of grapes and non-tropical fruit in Chile, acquired the remaining 50% interest in Villa Alegre. The total consideration paid in connection with the acquisition of the remaining 50% interest was $13.8 million in cash and the assumption of approximately $2.7 million in short-term debt. The acquisition was accounted for using the purchase method of accounting and, accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on appraisals and other estimates of their underlying fair values. For the period prior to the acquisition, Fresh Del Monte accounted for the earnings from its original 50% investment in Villa Alegre using the equity method of accounting (see Note 5). Effective June 29, 2001, the operating results of Villa Alegre were consolidated with the operating results of Fresh Del Monte.

The following unaudited pro forma information presents a summary of consolidated results of operations of Fresh Del Monte as if the acquisition of the remaining 50% interest in Villa Alegre had occurred on January 1, 2000 (U.S dollars in millions, except share data):


                                                                                     Year Ended
                                                                     -------------------------------------------
                                                                     December 28, 2001         December 29, 2000
                                                                     -----------------         -----------------
        Net sales                                                      $   1,928.0                $   1,859.3
        Net income                                                            95.8                       32.7
        Diluted net income per share                                   $      1.76                $      0.61
        Number of ordinary shares used in computation                   54,414,868                 53,764,383


The unaudited pro forma results do not purport to be indicative of the results of operations which actually would have resulted had the acquisition of the remaining 50% interest in Villa Alegre occurred on January 1, 2000, or of future results of operations of the consolidated entities.

BELGIAN ACQUISITION

On January 14, 1999, Fresh Del Monte acquired all of the outstanding shares of Banana Marketing Belgium N.V. (BMB) and executed a long-term banana purchase agreement with a subsidiary of C.I. Banacol S.A. (Banacol). Banacol is a significant producer of bananas and BMB was Banacol's exclusive marketing company in Europe.

The total consideration paid in connection with the acquisition of BMB was $58.7 million. The acquisition was accounted for using the purchase method of accounting and, accordingly, the purchase price was allocated to the assets acquired of $36.9 million, consisting primarily of European banana import licenses, based on an appraisal. The value assigned to the banana import licenses is included in other noncurrent assets and was being amortized over their estimated life of five years. On May 12, 2001, the European Commission adopted a new regulation which implemented a banana import system based on an agreement reached by the European Union with the U.S. government. The new system became effective July 1, 2001 and maintains the use of the banana import licenses until December 31, 2005. Based on this

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


3. ACQUISITIONS (CONTINUED)

new system, Fresh Del Monte extended the amortization period of the banana import licenses acquired through December 31, 2005. The excess of the purchase price over the fair value of net assets acquired of $21.8 million was classified as goodwill and is being amortized over 20 years.

The effect of the change in the amortization period of the Belgian licenses is a reduction in amortization expense of $1.9 million or $0.03 per diluted share for 2001.

4. INVENTORIES

Inventories consisted of the following (U.S. dollars in millions):

                                                   December 28,     December 29,
                                                       2001             2000
                                                   ------------     ------------

 Fresh produce, principally in-transit               $  44.1          $  52.4
 Raw materials and packaging supplies                   70.0             79.3
 Growing crops                                          64.4             57.1
                                                     -------          -------
                                                     $ 178.5          $ 188.8
                                                     =======          =======

5. INVESTMENTS IN UNCONSOLIDATED COMPANIES

Fresh Del Monte utilizes the equity method of accounting for investments in 20% to 50% owned companies and for investments in over 50% owned companies over which Fresh Del Monte does not have control. Investments in unconsolidated companies accounted for under the equity method amounted to $41.3 million and $50.3 million at December 28, 2001 and December 29, 2000, respectively. At December 28, 2001 and December 29, 2000, net amounts receivable from unconsolidated companies amounted to $6.8 million and $13.7 million, respectively.

These unconsolidated companies are engaged in the manufacturing of corrugated boxes (Compania Industrial Corrugadora Guatemala, S.A. - 50% owned) and the production and distribution of fresh fruit and other produce (Davao Agricultural Ventures Corporation - 40% owned; Agricola Villa Alegre, Limitada - 50% owned through June 29, 2001 (see Note 3); various melon farms - 50% owned; and Internationale Fruchtimport Gesellschaft Weichert & Co. (Interfrucht) - a non-controlling 80% interest).

Purchases from these unconsolidated companies were $62.4 million, $63.8 million and $58.7 million for 2001, 2000 and 1999, respectively.

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


5. INVESTMENTS IN UNCONSOLIDATED COMPANIES (CONTINUED)

Combined financial data of unconsolidated companies is summarized as follows (U.S. dollars in millions):

                                             December 28,         December 29,
                                                 2001                 2000
                                             ------------         ------------
     Current assets                            $ 48.2               $ 53.2
     Noncurrent assets                           52.4                 83.2
     Current liabilities                        (23.6)               (37.7)
     Noncurrent liabilities                      (5.2)                (6.6)
                                               ------               ------
     Net worth                                 $ 71.8               $ 92.1
                                               ======               ======


                                               Year Ended
                        --------------------------------------------------------
                        December 28,          December 29,          December 31,
                            2001                  2000                  1999
                        ------------          ------------          ------------
     Net sales            $193.8                $206.0                $228.4
     Gross profit           10.4                  15.9                  14.0
     Net income              6.6                   5.8                   6.3

Fresh Del Monte's portion of earnings in unconsolidated companies amounted to $4.1 million, $3.6 million and $3.7 million, in 2001, 2000 and 1999, respectively, and is included in other income (loss), net. Dividends received from unconsolidated subsidiaries amounted to $2.5 million, $2.2 million and $5.8 million in 2001, 2000 and 1999, respectively.

6. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following (U.S. dollars in millions):


                                                             December 28,               December 29,
                                                                 2001                       2000
                                                             ------------               ------------
      Land and land improvements                              $  251.8                    $  228.6
      Buildings and leasehold improvements                       158.7                       155.0
      Maritime equipment (including containers)                  210.4                       207.2
      Machinery and equipment                                    140.8                       125.6
      Furniture, fixtures and office equipment                    52.8                        50.6
      Automotive equipment                                        17.0                        15.9
      Construction-in-progress                                    36.6                        23.2
                                                              --------                    --------
                                                                 868.1                       806.1

      Less accumulated depreciation and amortization            (210.0)                     (170.5)
                                                              --------                    --------
                                                              $  658.1                    $  635.6
                                                              ========                    ========


                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


6. PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

Depreciation and amortization expense on property, plant and equipment amounted to $51.5 million, $46.2 million and $36.3 million for 2001, 2000 and 1999, respectively.

Buildings, containers, machinery and equipment and automotive equipment under capital leases totaled $38.1 million and $33.6 million at December 28, 2001 and December 29, 2000, respectively. Accumulated amortization for assets under capital leases was $10.2 million and $6.2 million at December 28, 2001 and December 29, 2000, respectively.

7. HURRICANE MITCH

In 1998, Fresh Del Monte's Guatemalan banana operations were damaged as a result of Hurricane Mitch. Insurance recoveries related to Hurricane Mitch of $13.5 million are included in other income (loss), net for the year ended December 31, 1999.

Fresh Del Monte maintained insurance for both property damage and business interruption applicable to its production facilities, including its operations in Guatemala. The policies providing the coverages for losses caused by Hurricane Mitch were subject to deductibles of $0.1 million for property damage and business interruption. Fresh Del Monte is pursuing additional recoveries under its business interruption coverages related to the damage of its operations in Guatemala caused by Hurricane Mitch. The amount of total recoveries under business interruption coverages cannot be estimated at this time.

8. ACCUMULATED OTHER COMPREHENSIVE LOSS

Accumulated other comprehensive loss consisted of the following (U.S. dollars in millions):


                                                                         Unrealized
                                                                       Gain/(loss) On       Unrealized
                                            Currency Translation     Available-for-Sale      Loss On
                                                 Adjustments        Marketable Securities   Derivatives      Total
                                            ---------------------   ---------------------   -----------      -----
      Balance, January 1, 1999                     $ (2.9)                   $ --               $ --        $ (2.9)
      Current year net change in
        accumulated other comprehensive
        income (loss)                                (2.3)                   (3.7)                --          (6.0)
                                                   ------                 -------               -----       ------
      Balance, December 31, 1999                     (5.2)                   (3.7)                --          (8.9)
      Current year net change in
        accumulated other comprehensive
        income (loss)                                (5.3)                    3.6                 --          (1.7)
                                                   ------                 -------               -----       ------
      Balance, December 29, 2000                    (10.5)                   (0.1)                --         (10.6)
      Current year net change in
        accumulated other comprehensive
        income (loss)                                (3.3)                    0.1                (2.3)        (5.5)
                                                   ------                 -------               -----       ------
      Balance, December 28, 2001                   $(13.8)                $    --               $(2.3)      $(16.1)
                                                   ======                 =======               =====       ======


                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


9. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consisted of the following (U.S. dollars in millions):

                                                 December 28,     December 29,
                                                     2001             2000
                                                 ------------     -----------

      Trade payables                               $ 85.0           $ 93.2
      Payroll and employee benefits                  11.7              9.7
      Vessel and port operating expenses             14.7             16.4
      Accrued interest payable                        2.0              3.0
      Other payables and accrued expenses            72.8             64.8
                                                   ------           ------
                                                   $186.2           $187.1
                                                   ======           ======


10. PROVISION FOR INCOME TAXES

The provision for income taxes consisted of the following (U.S. dollars in millions):


                                                                    Year Ended
                                             ----------------------------------------------------------
                                             December 28,           December 29,           December 31,
                                                 2001                  2000                   1999
                                             ------------           -----------            ------------
      Current:
        U.S. federal income tax                $  18.1                $   --                 $  2.5
        State                                      0.3                    --                    0.3
        Non-U.S.                                   8.9                   5.7                    5.8
                                               -------                ------                 ------
                                                  27.3                   5.7                    8.6
      Deferred:
        U.S.                                      (1.0)                 (1.0)                   1.7
        Non-U.S.                                   0.2                  (1.8)                   4.4
                                               -------                ------                 ------
                                                  (0.8)                 (2.8)                   6.1
                                               -------                ------                 ------
      Provision for income taxes               $  26.5                $  2.9                 $ 14.7
                                               =======                ======                 ======


Total income tax payments during 2001, 2000 and 1999 were $6.3 million, $3.9 million and $5.9 million, respectively.

Income (loss) before provision for income taxes consisted of the following (U.S. dollars in millions):


                                                             Year Ended
                                         ------------------------------------------------------
                                         December 28,        December 29,          December 31,
                                            2001                 2000                 1999
                                         ------------        ------------          ------------
        United States                       $(26.0)              $(13.5)             $  3.3
        Non-U.S.                             148.7                 49.5                68.3
                                            ------               ------               -----
                                            $122.7               $ 36.0               $71.6
                                            ======               ======               =====



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

                                     -------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


10. PROVISION FOR INCOME TAXES (CONTINUED)

The differences between the reported provision for income taxes and income taxes computed at the U.S. statutory federal income tax rate are explained in the following reconciliation (U.S. dollars in millions):


                                                                            Year Ended
                                                         --------------------------------------------------
                                                         December 28,       December 29,       December 31,
                                                             2001               2000               1999
                                                         ------------       ------------       ------------
        Income tax provision computed at the U.S.
            statutory federal income tax rate                $42.9            $ 12.6              $ 25.1
        Effect of tax rates on non-U.S. operations, and
            changes in valuation allowance for non-U.S.
            operations                                       (42.4)             (9.7)              (10.5)
        Reserve for tax audits                                19.1                --                  --
        Valuation allowance for U.S. net loss
            carryforwards                                      6.9                --                  --
        Other                                                   --                --                 0.1
                                                             -----            ------               -----
                                                             $26.5            $  2.9               $14.7
                                                             =====            ======               =====


Deferred income tax assets and liabilities consisted of the following (U.S. dollars in millions):


                                                                        December 28,              December 29,
                                                                            2001                      2000
                                                                        ------------              ------------
    DEFERRED TAX LIABILITIES:
        Inventories                                                       $   (9.6)                $   (8.6)
        Depreciation                                                         (15.9)                   (14.2)
        Equity in earnings of unconsolidated companies                        (4.5)                    (4.1)
                                                                           -------                  -------
             Total deferred tax liabilities                                  (30.0)                   (26.9)

    DEFERRED TAX ASSETS:
        Pension liability                                                      1.7                      1.1
        Post-retirement benefits other than pension                            7.2                      6.7
        Net operating loss carryforwards                                      27.0                     29.8
        Other, net                                                            11.5                      8.6
                                                                           -------                  -------
             Total deferred tax assets                                        47.4                     46.2

        Valuation allowance                                                  (25.1)                   (27.8)
                                                                           -------                  -------

        Net deferred tax liabilities                                       $  (7.7)                 $  (8.5)
                                                                           =======                  =======


The valuation allowance established with respect to the deferred tax assets relates primarily to net operating losses and employee benefit accruals in taxing jurisdictions where, due to Fresh Del Monte's current and foreseeable operations within the various jurisdictions, it is deemed more likely than not that future taxable income will not be sufficient within such jurisdictions to realize the related income tax benefits. During 2001, the valuation allowance decreased by $2.7 million. In 2001, non-U.S. net operating loss carryforwards expired for which $11.3 million of deferred tax assets and valuation allowance had been previously recorded.

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


10. PROVISION FOR INCOME TAXES (CONTINUED)

At December 28, 2001, Fresh Del Monte had approximately $130.4 million of tax operating loss carry forwards expiring as follows (U.S. dollars in millions):

                 Expiration                 Amount
                 ----------                 ------
                    2003                    $ 12.1
                    2004                       1.6
                    2005                       0.3
               2006 and beyond                23.1
                No expiration                 93.3
                                           -------
                                            $130.4

Fresh Del Monte is currently undergoing tax audits in several jurisdictions for certain years prior to 2001. As a result of these examinations, Fresh Del Monte has provided reserves of $19.1 million during 2001. The accrual for the audits are included in other noncurrent liabilities in the accompanying balance sheet at December 28, 2001. Fresh Del Monte believes the amounts accrued as of December 28, 2001 are sufficient to cover potential tax assessments for the years under examination.

11. NOTES PAYABLE TO BANKS

Fresh Del Monte has $1.6 million of working capital revolving credit facilities with banks in Japan and Chile. These facilities expire on May 2002 and June 2002 and bear interest, as of December 28, 2001, at 2.5% and 4.0%, respectively. As of December 28, 2001, there was $1.2 million in borrowings outstanding under these credit facilities. As of December 29, 2000, Fresh Del Monte also had a working capital facility with the same Japanese bank with an outstanding balance of $0.4 million.

The weighted average interest rate on borrowings under these short-term credit facilities as of December 28, 2001 and December 29, 2000 was 3.5% and 2.5%, respectively. The cash payments for interest on notes payable to banks and other financial institutions was $0.4 million, $0.3 million and $0.2 million for 2001, 2000, 1999, respectively.

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


12. LONG-TERM DEBT

The following is a summary of long term-debt (U.S. dollars in millions):


                                                                               December 28,        December 29,
                                                                                   2001                2000
                                                                               ------------        ------------
    $450.0 million five-year syndicated credit facility (see below).               $130.4              $246.3
    $135.0 million five-year term loan (see below).                                 114.8               128.2
    Term notes bearing interest at various rates ranging from 8.62% to
       LIBOR plus 1.25%, set quarterly (3.27% at December 28, 2001), payable in quarterly installments of principal and interest maturing in January 2003 and January 2004, secured by mortgages on
       five of Fresh Del Monte's vessels.                                             7.6                11.9
    Term notes bearing interest at 8.62%, payable in quarterly installments of principal and interest maturing in January 2003, secured
       by mortgages on five of Fresh Del Monte's vessels.                             9.9                17.2
    Term notes bearing interest at various rates ranging from 7.14% to LIBOR plus 1.25%, set quarterly (3.84% at December 28, 2001), payable in quarterly installments of principal and interest maturing from August
       2001 to January 2005, with a balloon payment of $6.9 million due in
       January 2005, secured by mortgages on five of Fresh Del Monte's vessels
       for 2000 and three for 2001.                                                  17.3                22.6
    Term notes payable to financial institutions, bearing interest at LIBOR plus
       1%, set quarterly (3.27% at December 28, 2001) due October 2003, secured
       by mortgages on five of Fresh Del Monte's vessels.                            15.5                22.6
    Various other notes payable                                                      15.2                12.8
                                                                                   ------              ------
    Total                                                                           310.7               461.6
    Less current portion                                                            (43.3)              (45.0)
                                                                                   ------              ------
                                                                                   $267.4              $416.6
                                                                                   ======              ======


On May 19, 1998, Fresh Del Monte, and certain wholly-owned subsidiaries, entered into a $350.0 million, five-year syndicated credit facility (the Revolving Credit Facility), with Rabobank International, New York Branch, as agent. On December 15, 1998, the Revolving Credit Facility was amended to increase the borrowing level to $389.0 million and on May 20, 1999, the Revolving Credit Facility was amended to increase the borrowing level to $450.0 million. The Revolving Credit Facility includes a swing line facility, a letter of credit facility and an exchange contract facility. The Revolving Credit Facility is collateralized directly or indirectly by substantially all of the assets of Fresh Del Monte and its subsidiaries. The facility expires on May 19, 2003, and permits borrowings with an interest rate based on a spread over the London Interbank offered rate (LIBOR). Outstanding borrowings at December 28, 2001 were $130.4 million, bearing interest at a weighted average rate of 3.5%. At December 28, 2001, Fresh Del Monte applied $2.7 million of available credit under this facility towards the issuance of letters of credit.

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


12. LONG-TERM DEBT (CONTINUED)

On May 10, 2000, Fresh Del Monte amended its $450.0 million Revolving Credit Facility to include a five-year term loan (Term Loan) of $135.0 million giving Fresh Del Monte a total borrowing capacity under this facility of $585.0 million. The Term Loan has similar terms and conditions as the Revolving Credit Facility, is payable in quarterly installments of $3.4 million which commenced in September 2000, and bears interest based on a spread over LIBOR. The Term Loan matures on May 10, 2005 with a balloon payment of $70.9 million. The unpaid balance at December 28, 2001 of the Term Loan was $114.8 million bearing interest at a rate of 4.34%.

The Revolving Credit Facility contains covenants which require Fresh Del Monte to maintain certain minimum financial ratios and limits the payment of future dividends. In connection with the Revolving Credit Facility, Fresh Del Monte entered into an interest rate swap agreement expiring in 2003 with the same bank to limit the effect of increases in interest rates on a portion of the Revolving Credit Facility. The notional amount of the swap decreases over its life from $150.0 million in the first three months, to $53.6 million in the last three months. The cash differentials paid or received on the swap agreement are accrued and recognized as adjustments to interest expense. Interest expense related to the swap agreement amounted to $1.4 million for 2001. Interest income related to the swap agreement for 2000 amounted to $0.3 million. Interest expense related to the swap agreement for 1999 amounted to $0.9 million.

Cash payments of interest on long-term debt, net of amounts capitalized were $28.9 million, $38.3 million and $27.2 million for 2001, 2000 and 1999, respectively.

Maturities on long-term debt during the next five years are (U.S. dollars in millions):

                 2002                                      $ 43.3
                 2003                                       161.8
                 2004                                        17.7
                 2005                                        82.0
                 2006                                         1.3
                 Thereafter                                   4.6
                                                           ------
                                                           $310.7

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


13. CAPITAL LEASE OBLIGATIONS

Fresh Del Monte leases certain buildings, machinery and equipment, and containers under capital leases. These lease obligations are payable in monthly installments. The future minimum lease payments at December 28, 2001 are as follows (U.S. dollars in millions):

        2002                                                            $  7.6
        2003                                                               7.1
        2004                                                               4.5
        2005                                                               2.1
        2006                                                               3.7
        Thereafter                                                          --
                                                                        ------
        Total payments remaining under capital leases                     25.0
        Less amount representing interest                                 (3.6)
                                                                        ------
        Present value of capital leases                                   21.4
        Less current portion                                              (6.6)
                                                                        ------
        Capital lease obligations, net of current portion               $ 14.8
                                                                        ======

14. EARNINGS PER SHARE

Basic and diluted per share income is calculated as follows (U.S. dollars in millions, except per share data):


                                                                                      Year Ended
                                                                --------------------------------------------------------
                                                                  December 28,        December 29,       December 31,
                                                                      2001                2000               1999
                                                                  ------------        ------------       ------------
NUMERATOR:
Net income                                                             $96.2              $33.1               $56.9
DENOMINATOR:

Denominator for basic earnings per share - weighted average
   number of ordinary shares outstanding                            53,856,392         53,763,600          53,763,600
Effect of dilutive securities:
   Employee stock options                                              558,476                783              41,637
                                                                    ----------         ----------          ----------
Denominator for diluted earnings per share                          54,414,868         53,764,383          53,805,237
                                                                    ==========         ==========          ==========
   Net income per share:
   Basic                                                                $ 1.79             $ 0.62              $ 1.06
   Diluted                                                              $ 1.77             $ 0.62              $ 1.06


The number of outstanding stock options considered antidilutive for either part or all of the fiscal year and not included in the calculation of diluted net income per share for 2001, 2000 and 1999 were 1,478,000 3,082,000 and 3,078,000, respectively.

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


15. RETIREMENT AND OTHER EMPLOYEE BENEFITS

Fresh Del Monte sponsors two non-contributory defined benefit pension plans, which cover a portion of its U.S. based employees. These plans provide benefits based on the employees' years of service and qualifying compensation. Fresh Del Monte's funding policy for these plans is to contribute amounts sufficient to meet the minimum funding requirements of the Employee Retirement Income Security Act of 1974, as amended, or such additional amounts as determined appropriate to assure that assets of the plans would be adequate to provide benefits. Substantially all of the plans' assets are invested in fixed income and equity funds.

As of July 31, 1997, a subsidiary of Fresh Del Monte ceased accruing benefits under its cash balance pension plan covering all salaried employees who were U.S. based and worked a specified minimum number of hours. The hypothetical account balances under such plan continued to be credited with monthly interest and participants who are not fully vested in such plan continued to earn vesting services after July 31, 1997. Fresh Del Monte adopted an amendment to terminate the cash balance plan effective as of December 31, 1999 and a settlement distribution of $10.1 million was paid during 2000. The loss recognized in 2000 due to settlement amounted to $1.1 million.

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

The weighted average discount rate used in determining the accumulated benefit obligation for postretirement pension benefit obligation was 7.25% at December 28, 2001 and December 29, 2000. For measuring the liability as of December 28, 2001, a 10% annual rate of increase in real medical inflation, declining gradually to 4% by the year 2007 and thereafter, were assumed.

The assumptions used in the calculation of the actuarial present value of the projected benefit obligation and expected long-term return on plan assets for Fresh Del Monte's defined benefit pension plans consisted of the following:


                                                          December 28,          December 29,
                                                              2001                 2000
                                                         -------------         -------------
    Weighted average discount rate                       6.00% - 7.25%         6.00% - 7.50%
    Rate of increase in compensation levels                  4.50%                 4.50%
    Expected long-term return on assets                      8.75%             7.75% - 8.75%


                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


15. RETIREMENT AND OTHER EMPLOYEE BENEFITS (CONTINUED)

The following table sets forth a reconciliation of benefit obligations, plan assets and funded status for Fresh Del Monte's defined benefit pension plans and post retirement pension plan as of December 28, 2001 and December 29, 2000 (U.S. dollars in millions):


                                                       Postretirement Plan                  Defined Benefit Plans
                                                 -------------------------------       --------------------------------
                                                 December 28,       December 29,       December 28,        December 29,
                                                     2001               2000               2001                2000
                                                 ------------       ------------       ------------        ------------
CHANGES IN BENEFIT OBLIGATION:
Benefit obligation at beginning of period           $13.7               $12.5              $14.0              $21.2
Service cost                                          0.6                 0.5                0.3                0.3
Interest cost                                         0.9                 0.9                1.0                1.4
Actuarial (gain)/loss                                 2.3                 0.2                0.2                2.0
Benefits paid                                        (0.5)               (0.4)              (0.8)              (0.7)
Settlements                                            --                  --                 --              (10.1)
Other                                                  --                  --               (0.1)              (0.1)
                                                    -----               -----              -----              -----
Benefit obligation at end of period                 $17.0               $13.7              $14.6              $14.0
                                                    =====               =====              =====              =====

CHANGE IN PLAN ASSETS:
Fair value of plan assets at beginning of
   period                                          $   --              $   --              $10.8              $18.5
Actual return on plan assets                           --                  --                0.8                1.2
Employer contribution                                 0.5                 0.4                0.6                1.9
Benefits paid                                        (0.5)               (0.4)              (0.8)              (0.7)
Settlements                                            --                  --                 --              (10.1)
                                                  -------             -------              -----              -----
Fair value of plan assets at end of period        $    --             $    --              $11.4              $10.8
                                                  =======             =======              =====              =====

RECONCILIATION:

Funded status                                      $(17.0)             $(13.7)             $(3.2)             $(3.2)
Unrecognized net (gain)/loss                         (2.9)               (5.6)               1.2                0.9
                                                   -------             -------            ------             ------
Accrued benefit cost                               $(19.9)             $(19.3)             $(2.0)             $(2.3)
                                                   =======             =======             ======             ======

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


15. RETIREMENT AND OTHER EMPLOYEE BENEFITS (CONTINUED)

The following table sets forth the net periodic pension cost of Fresh Del Monte's defined benefit pension plans for 2001, 2000 and 1999 (U.S. dollars in millions):


                                                                                    Year Ended
                                                                 ---------------------------------------------------
                                                                 December 28,       December 29,        December 31,
                                                                     2001               2000                1999
                                                                 ------------       ------------        ------------

        Service cost-benefits earned during the period                $0.3               $0.3               $0.4
        Interest cost on projected benefit obligation                  1.0                1.4                2.1
        Expected return on assets                                     (0.9)              (1.3)              (2.1)
                                                                      ----               ----               ----
        Net periodic pension expense for defined benefit
            plans                                                     $0.4               $0.4               $0.4
                                                                      ====               ====               ====


The following table sets forth the net periodic cost of Fresh Del Monte's postretirement plan for 2001, 2000 and 1999 (U.S. dollars in millions):


                                                                                      Year Ended
                                                                 ----------------------------------------------------
                                                                 December 28,       December 29,        December 31,
                                                                     2001               2000                1999
                                                                 ------------       ------------        ------------
        Service cost-benefits earned during the period                $0.6               $0.5               $0.4
        Interest cost on accumulated postretirement benefit
            obligation                                                 0.9                0.9                0.9
        Net amortization of deferred gain                             (0.4)              (0.4)              (0.3)
                                                                      ----               ----               ----
        Net periodic postretirement benefit cost                      $1.1               $1.0               $1.0
                                                                      ====               ====               ====

The cost trend rate assumption has a significant impact on the amounts reported. For example, increasing the cost trend rate 1% each year would increase the accumulated postretirement benefit obligation by $2.4 million as of December 28, 2001 and the total of service cost plus interest cost by $0.3 million for 2001. In addition, decreasing the trend rate by 1% would decrease the accumulated postretirement benefit obligation by $2.0 million as of December 28, 2001 and the total of the service cost plus interest cost by $0.2 million for 2001.

Fresh Del Monte also sponsors a defined contribution plan established pursuant to Section 401(k) of the Internal Revenue Code. Subject to certain dollar limits, employees may contribute a percentage of their salaries to the plan, and Fresh Del Monte will match a portion of each employee's contribution. This plan is in effect for U.S. based employees only. The expense pertaining to this plan was $0.8 million, $0.4 million, and $0.4 million for 2001, 2000 and 1999, respectively.

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


15. RETIREMENT AND OTHER EMPLOYEE BENEFITS (CONTINUED)

Fresh Del Monte provides retirement benefits to substantially all employees who are not U.S. based. Generally, benefits under these programs are based on an employee's length of service and level of compensation. The majority of these programs are commonly referred to as termination indemnities which provide retirement benefits in accordance with programs mandated by the governments of the countries in which such employees work. The expense pertaining to these programs was $4.5 million, $4.5 million and $7.5 million for 2001, 2000 and 1999, respectively. The decrease in the expense in 2000 was caused primarily by a decrease in the number of employees covered by the program due to terminations during 1999 and 2000.

Funding generally occurs when employees cease active service. The most significant of these programs pertains to one of Fresh Del Monte's subsidiaries in Central America for which a liability of $14.7 million and $15.6 million was recorded at December 28, 2001 and December 29, 2000, respectively. Expenses for this program for 2001, 2000 and 1999 amounted to $1.5 million, $1.8 million and $3.3 million, respectively, including service cost earned of $0.9 million, $0.9 million and $1.6 million, and interest cost of $0.8 million, $0.9 million and $1.7 million, respectively.

As of August 31, 1997, a subsidiary of the Fresh Del Monte ceased accruing benefits under its salary continuation plan covering all Central American management personnel. At December 28, 2001 and December 29, 2000, Fresh Del Monte had $9.1 million and $8.7 million, respectively, accrued for this plan.

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

Under the plans, twenty percent of the options usually vest immediately and the remaining options vest in equal installments over the next four years and may be exercised over a period not in excess of ten years. During 2000, the vesting schedule for 120,000 options granted during the year was accelerated so that 100% of the options vested within six months.

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


16. STOCK BASED COMPENSATION (CONTINUED)

On April 17, 2001, Fresh Del Monte granted to directors' officers and key employees options to purchase a total of 1,159,030 ordinary shares of Fresh Del Monte at the fair market value of the ordinary shares at the date of grant of $5.95 per share. The options were granted under Fresh Del Monte's 1997 and 1999 share incentive plans. The options vest over periods ranging from twelve months to four years and may be exercised over a period not in excess of ten years.

During 2001, Fresh Del Monte received proceeds of $2.6 million due to the exercise of 328,050 options.

A summary of Fresh Del Monte's stock option activity and related information is as follows:


                                                                 Number of                Weighted Average
                                                                   Shares                   Exercise Price
                                                                 ---------                ----------------

      Options outstanding at January 1, 1999                      1,227,000                     $15.91
      Granted                                                     1,960,000                     $10.89
      Canceled                                                      (79,000)                    $15.32
                                                                 ----------
      Options outstanding at December 31, 1999                    3,108,000                     $12.08
      Granted                                                       150,000                     $ 9.14
      Canceled                                                     (176,000)                    $13.90
                                                                  ----------
      Options outstanding at December 29, 2000                    3,082,000                     $12.52
      Granted                                                     1,159,030                     $ 5.95
      Exercised                                                    (328,050)                    $ 7.80
      Canceled                                                      (90,000)                    $15.11
                                                                 ----------
      Options outstanding at December 28, 2001                    3,822,980                     $10.87
                                                                  =========

      Exercisable at December 31, 1999                            1,155,000                     $14.10
                                                                  =========                     ======
      Exercisable at December 29, 2000                            1,698,000                     $13.10
                                                                  =========                     ======
      Exercisable at December 28, 2001                            2,125,756                     $13.11
                                                                  =========                     ======



                                                                                                          Weighted
                       Number of                                                                        Average Price
  Range of              Options         Wrighted Average         Weighted                              of Exercisable
  Exercise          Outstanding at         Reamining              Average         Exercisable at         Options at
  Prices           December 28, 2001    Contractual Life      Exercise Price     December 28, 2001    December 28, 2001
  --------         -----------------    ----------------      --------------     -----------------    -----------------
 $5.95 - $9.28      2,344,980           8.5 years              $ 7.76               831,756              $ 8.84
 $14.22 - $16       1,478,000           6.2 years              $15.81             1,294,000              $15.85


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

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


16. STOCK BASED COMPENSATION (CONTINUED)

The weighted-average fair value of each option granted during 2001, 2000 and 1999 is estimated at $2.34, $1.37 and $5.18, respectively, on the date of grant using the Black-Scholes option-pricing model using the following assumptions: dividend yield of 3.36%, 0% and 0% in 2001, 2000 and 1999, respectively, expected volatility of 0.603, 0.53 and 0.45 in 2001, 2000 and 1999, respectively, risk free interest rate of 3.31%, 5.02% and 6.13% in 2001, 2000 and 1999, respectively, and expected lives of two to five years.

For purposes of pro forma disclosures required by SFAS No. 123, the estimated fair value of the options is amortized to expense over the options' vesting period. Fresh Del Monte's 2001, 2000 and 1999 pro forma information follows (U.S. dollars in millions, except per share data):


                                                                                 Year Ended
                                                             --------------------------------------------------
                                                             December 28,       December 29,       December 31,
                                                                 2001               2000               1999
                                                             ------------       ------------       ------------

        Net income                                              $90.2               $27.8              $52.4
        Net income per ordinary share
           Basic                                                $1.67               $0.52              $0.97
           Diluted                                              $1.66               $0.52              $0.97


In accordance with APB No. 25, because the exercise price of Fresh Del Monte's employee stock options equaled the market price of the underlying stock on the date of grant, no compensation expense was recorded for 2001, 2000 and 1999 in connection with the 1997 Plan and the 1999 Plan.

17. COMMITMENTS AND CONTINGENCIES

Fresh Del Monte leases agricultural land and certain property, plant and equipment, including office facilities and vessels, under operating leases. The aggregate minimum rental payments under all operating leases with initial terms of one year or more at December 28, 2001 are as follows (U.S. dollars in millions):

                     2002                   $10.8
                     2003                     9.6
                     2004                     8.0
                     2005                     7.0
                     2006                     6.5
                     Thereafter              17.1
                                            -----
                                            $59.0

Total rent expense for all operating leases amounted to $23.5 million, $39.0 million and $55.2 million for 2001, 2000 and 1999, respectively, of which $22.1 million and $40.9 million pertained to vessel charter lease commitments in 2000 and 1999, respectively. In 2001, Fresh Del Monte did not have vessel charter lease commitments with initial terms of one year or more.

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


17. COMMITMENTS AND CONTINGENCIES (CONTINUED)

Fresh Del Monte also has agreements to purchase substantially all of the production of certain independent growers in Costa Rica, Guatemala, Ecuador, Cameroon, Colombia, Chile, Panama, South Africa and the Philippines. Total purchases under these agreements amounted to $458.5 million, $494.8 million and $560.9 million for 2001, 2000 and 1999, respectively.

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

In December 1998, these subsidiaries entered into a settlement in the amount of $4.6 million with counsel representing approximately 25,000 individuals. Of the six principal defendants in these DBCP cases, Dow Chemical Company, Shell Oil Company, Occidental Chemical Corporation and Chiquita Brands, Inc. have also settled these claims. Under the terms of the settlement, approximately 22,000 of these claimants dismissed their claims with prejudice and without payment. The 2,643 claimants who allege employment on a company-related farm in Costa Rica and the Philippines and who demonstrated some injury were offered a share of the settlement funds upon execution of a release. Over 98% of these claimants accepted the terms of the settlement, the majority of which has been recovered from insurance carriers. The remaining claimants did not accept the settlement proceeds and approximately $268,000 was returned to Fresh Del Monte's subsidiaries.

On February 16, 1999, two of Fresh Del Monte's U.S. subsidiaries were served in the Philippines in an action entitled DAVAO BANANA PLANTATION WORKERS' ASSOCIATION OF TIBURCIA, INC. V. SHELL OIL CO., ET AL. The action is brought by the Banana Workers' Association (Association) on behalf of its 34,852 members for injuries they allege to have incurred as a result of DBCP exposure. Approximately 13,000 members of the Association claim employment on a farm that was under contract to a Fresh Del Monte subsidiary at the time of DBCP use. Fresh Del Monte's subsidiaries filed motions to dismiss and for reconsideration on jurisdictional grounds, which were denied. Accordingly, Fresh Del Monte's subsidiaries answered the complaint denying all of plaintiff's allegations. Fresh Del Monte's subsidiaries believe that they have substantial defenses to the claims asserted by the Association. To date only 300 of more than 34,000 members have come forward to be tested. The court in the Philippines may set a date as early as the second quarter of 2002 for the trial to start. Discovery and medical testing of Association members can continue during the trial.

Fresh Del Monte's U.S. subsidiaries have not settled the DBCP claims of approximately 3,500 claimants represented by different counsel who filed actions in Mississippi in 1996 and Hawaii in 1997. Each of those actions was dismissed by a federal district court on grounds of FORUM NON CONVENIENS in favor of the courts of the plaintiffs' home countries and appealed by the plaintiffs. As a result of the dismissal of the Hawaiian actions, several Costa Rican and Guatemalan individuals have filed the same type actions in those countries. On January 19, 2001, the Court of Appeals for the Fifth Circuit affirmed the dismissal of Fresh Del Monte's subsidiaries for FORUM NON CONVENIENS and lack of personal jurisdiction for the Mississippi actions, and on October 1, 2001, the United States Supreme Court denied plaintiffs' petition for an appeal. On May 31, 2001,

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


18. LITIGATION (CONTINUED)

the Hawaiian plaintiffs' appeal of the dismissal was granted, thereby remanding the action to the Hawaiian State court. A petition for an appeal to the United States Supreme Court was filed on October 9, 2001. On December 7, 2001, the Supreme Court requested the views of the Office of the Solicitor General on the petition. The Solicitor General has yet to provide its views and the petition to the Supreme Court will be heard on April 19, 2002.

On October 19, 2000, the Court of Appeals for the Fifth Circuit affirmed the dismissal of 23 non settling defendants who had filed actions in the United States District Court in Houston, Texas. As a result, the 23 plaintiffs who did not accept the settlement are precluded from filing any new DBCP actions in the United States.

On June 19, 1995, a group of several thousand plaintiffs in an action entitled LUCAS PASTOR CANALES MARTINEZ, ET AL. V. DOW CHEMICAL CO. ET AL. sued one of Fresh Del Monte's U.S. subsidiaries along with several other defendants in the District Court for the Parish of St. Charles, Louisiana asserting claims similar to those arising in the Texas cases due from the alleged exposure to DBCP. That action was removed to the United States District Court in New Orleans and was subsequently remanded in September 1996. Fresh Del Monte's subsidiary has answered the complaint and asserted substantial defenses. Following the decision of the United States Court of Appeals for the Fifth Circuit in the Texas actions, this action was re-removed to federal court in November 2000. Fresh Del Monte's subsidiary has settled with all but 13 of the Canales Martinez plaintiffs. On October 25, 2001, defendants filed a motion to dismiss the action on grounds of FORUM NON CONVENIENS in favor of plaintiffs' home countries. The motion remains pending.

On November 15, 1999, one of Fresh Del Monte's U.S. subsidiaries was served in two actions entitled, GODOY RODRIGUEZ, ET AL. V. AMVAC CHEMICAL CORP., ET AL and MARTINEZ PUERTO, ET AL. V. AMVAC CHEMICAL CORP., ET AL., in the 29th Judicial District Court for the Parish of St. Charles, Louisiana. These actions were removed to federal court, where they have been consolidated. These actions are brought on behalf of claimants represented by the same counsel who filed the Mississippi and Hawaii actions as well as a number of the claimants who have not accepted the settlement offer. Fresh Del Monte's subsidiary has been given an indefinite extension of time to respond to the complaints. At this time, it is not known how many of the 2,962 GODOY RODRIGUEZ and MARTINEZ PUERTO plaintiffs are claiming against Fresh Del Monte's subsidiary. The court's disposition of the pending motion in the Canales Martinez action to dismiss on grounds of FORUM NON CONVENIENS will likely apply to theses two cases as well.

On January 8, 2001, local residents of Honolulu, Hawaii amended their complaint (the initial complaint did not include Fresh Del Monte's U.S. subsidiary as a defendant) in federal court to include one of Fresh Del Monte's subsidiaries as one of several defendants for injuries allegedly caused by consuming contaminated water. Fresh Del Monte's U.S. subsidiary has answered the complaint denying all the plaintiffs' claims and asserting substantial defenses. This matter is still in the early stage of the litigation, which has been bifurcated to address the claims of an initial set of 34 plaintiffs.

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


18. LITIGATION (CONTINUED)

On or about October 20, 1997, one of Fresh Del Monte's subsidiaries and Nordeste Investimentos e Participacoes S.A. (Nordeste), Fresh Del Monte's subsidiary partner in two joint venture companies, Interfruit Brasil S.A. (IBSA) and International Produce Trading Ltd. (IPTL), agreed to submit to arbitration certain disputes that arose under joint venture agreements relating to the development of and exporting of produce from a banana plantation in Brazil. In its Request for Arbitration and Reply to Nordeste's Counterclaim, Fresh Del Monte's subsidiary asserted claims for breach of contract, breach of duty of loyalty, misappropriation of trade secrets and proprietary information. Fresh Del Monte's subsidiary sought injunctive relief and $43 million in damages. Nordeste asserted in its Counterclaim that Fresh Del Monte's subsidiary breached certain contractual obligations and improperly terminated the joint venture agreements and sought to recover liquidated and other damages in the amount of approximately $39.2 million. The hearing of the claims before the arbitral tribunal was conducted in October 1999. On May 10, 2000, the arbitrators issued their award requiring Fresh Del Monte's subsidiary to pay $2 million to Nordeste and that Nordeste and Fresh Del Monte's subsidiary exchange the 50% ownership they each have in the two joint venture companies (IPTL and IBSA, respectively). Fresh Del Monte accrued for the $2 million award. The May 10, 2000 award directed Fresh Del Monte's subsidiary to transfer to Nordeste all of its shares in Bananos do Brazil Ltda (Bandebras) which held the shares of IBSA. Unbeknownst to the arbitral tribunal, during the pendency of the arbitration Bandebras was renamed Del Monte Fresh Produce Brasil Ltda (DMFPB) and to it were transferred substantial assets and operations of Fresh Del Monte in Brazil.

On June 8, 2000 the arbitral tribunal issued an Addendum to Final Award, in which the Final Award was corrected to require Fresh Del Monte's subsidiary to transfer to Nordeste the shares of IBSA and not any other company. Fresh Del Monte's subsidiary has tendered payment of the $2 million and has proposed to have a closing to effect the transfer of the shares of the two companies. Nordeste has declined Fresh Del Monte's subsidiary's tender.

On July 24, 2001, DMFPB was served with a preliminary injunction issued by a judge of the Eighth Civil Court in Recife, Brazil enjoining Fresh Del Monte's subsidiary from transferring the assets and ownership of DMFPB as well as requiring the provision of certain information to the court on a monthly basis regarding DMFPB's business pending the resolution of Nordeste's action seeking enforcement of the May 10, 2000 arbitral award as originally entered, and declaring the addendum to that award a nullity. On August 6, 2001, DMFPB filed an appeal with the State of Pernambuco Appellate Tribunal seeking to revoke the preliminary injunction. The appeal contained a specific request addressed to the Reporting Judge of the Appellate Tribunal for the immediate suspension of the effects of the preliminary injunction. On August 21, 2001, the Reporting Judge denied DMFPB's specific request for an immediate suspension of the preliminary injunction. On December 21, 2001, the briefs in support of the principal appeal were filed, along with a motion for change of venue. The three judge panel of the Appellate Tribunal has yet to rule on the merits of DMFPB's principal appeal.

Fresh Del Monte's subsidiaries intend to vigorously defend themselves in all of these matters. At this time, management is not able to evaluate the likelihood of a favorable or unfavorable outcome in any of the above-described matters. Accordingly, management is not able to estimate the range or amount of loss, if any, on any of the above-described matters and no accruals have been recorded as of December 28, 2001, except for the previously noted accrual related to the Nordeste action.

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


18. LITIGATION (CONTINUED)

In 1980, elevated levels of certain chemicals were detected in the soil and ground water at a plantation leased by one of Fresh Del Monte's U.S. subsidiaries in Honolulu, Hawaii (Kunia Well Site). Shortly thereafter, Fresh Del Monte's subsidiary discontinued the use of the Kunia Well Site and provided an alternate water source to area well users and the subsidiary commenced its own voluntary cleanup operation. In 1993, the Environmental Protection Agency
(EPA) identified the Kunia Well Site for potential listing on the National Priorities List (NPL) under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended. On December 16, 1994, the EPA issued a final rule adding the Kunia Well Site to the NPL. On September 28, 1995, Fresh Del Monte's subsidiary entered into an order (Order) with the EPA to conduct the remedial investigation and the feasibility study of the Kunia Well Site. Under the terms of the Order, Fresh Del Monte's subsidiary submitted a remedial investigation report in November 1998 for review by the EPA. The EPA approved the remedial investigation report in February 1999. A final draft feasibility study was submitted for EPA review in December 1999 (and is updated from time to time), and it is expected that the feasibility study will be finalized by the second quarter of 2002.

Based on an updated draft of the final feasibility study in December 2001, the estimated remediation costs associated with this matter range from $5.2 million to $28.9 million. Certain portions of these estimates have been discounted using a 5% interest rate. The undiscounted estimates are between $6.4 million and $33.6 million. As a result of communications with the EPA, Fresh Del Monte recorded a charge of $15.0 million in 2001 in addition to $4.1 million previously recorded as an estimate of the expected future cleanup cost for the Kunia Well Site. Accordingly, an accrual of $19.1 million is included in other noncurrent liabilities in the accompanying balance sheet at December 28, 2001.

In addition to the foregoing, Fresh Del Monte's subsidiaries are involved, from time to time, in various claims and legal actions incident to their operations, both as plaintiff and defendant. In the opinion of management, after consulting with legal counsel, none of these other claims are currently expected to have a material adverse effect on Fresh Del Monte's financial position or operating results.

19. DERIVATIVE FINANCIAL INSTRUMENTS

Effective December 30, 2001, Fresh Del Monte began accounting for derivative financial instruments in accordance with SFAS No. 133, as amended. Fresh Del Monte uses derivative financial instruments primarily to reduce its exposure to adverse fluctuations in interest rates and foreign exchange rates. When entered into, Fresh Del Monte formally designates and documents the financial instrument as a hedge of a specific underlying exposure, as well as the risk management objectives and strategies for undertaking the hedge transaction. Because of the high degree of effectiveness between the hedging instrument and the underlying exposure being hedged, fluctuations in the value of the derivative instruments are generally offset by changes in the cash flows or fair value of the underlying exposures being hedged. Derivatives are recorded in the consolidated balance sheet at fair value in either "prepaid expenses and other current assets" or "accounts payable and accrued expenses," depending on whether the amount is an asset or liability. The fair values of derivatives used to hedge or modify Fresh Del Monte's risks fluctuate over time. These fair value amounts should not be viewed in isolation, but rather in relation to the cash flows or fair value of the underlying hedged transactions or assets and other exposures and to the overall reduction in Fresh Del Monte's risk relating to adverse fluctuations in foreign exchange rates and interest rates. In addition, the earnings impact resulting from Fresh Del Monte's derivative instruments is recorded in the same line item

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


19. FINANCIAL INSTRUMENTS AND CONCENTRATION OF CREDIT RISK (CONTINUED)

within the consolidated statement of income as the underlying exposure being hedged. Fresh Del Monte also formally assesses, both at the inception and at least quarterly thereafter, whether the financial instruments that are used in hedging transactions are effective at offsetting changes in the cash flows or fair value of the related underlying exposures. Any ineffective portion of a financial instrument's change in fair value is immediately recognized in earnings. Hedge ineffectiveness was not material for the year ended December 28, 2001.

Counterparties expose Fresh Del Monte to credit loss in the event of non-performance on currency forward contracts or the interest rate swap agreement. However, because the contracts are entered into with highly-rated financial institutions, Fresh Del Monte does not anticipate non-performance by any of these counterparties. The exposure is usually the amount of the unrealized gains, if any, in such contracts.

FOREIGN CURRENCY MANAGEMENT

To protect against the reduction in value of forecasted foreign currency cash flows resulting from a portion of net sales, Fresh Del Monte periodically enters into foreign currency cash flow hedges (Euro and Japanese yen). Fresh Del Monte hedges portions of its forecasted sales denominated in foreign currencies with forward contracts, which generally expire within one year. The forward contracts are designated as dual-purpose cash flow hedges with gains and losses in the forward contract recognized in other comprehensive income or loss until the foreign currency denominated sales are recognized in earnings. Subsequent to the recognition of the sale in earnings, changes in the value of the foreign currency accounts receivable and related forward contract are recognized in "other income". Any ineffective portion of a financial instrument's change in fair value is immediately recognized in earnings. Hedge ineffectiveness had no material impact on earnings for the year ended December 28, 2001. As of December 28, 2001, Fresh Del Monte had no outstanding foreign currency cash flow hedges.

INTEREST RATE MANAGEMENT

Because Fresh Del Monte utilizes primarily variable-rate debt, the results of operations may be significantly affected by fluctuations in interest rates. To protect against fluctuations in interest rates, Fresh Del Monte entered into an interest rate swap agreement that effectively converts a portion of its $450.0 million Revolving Credit Facility debt to a fixed rate basis through January 30, 2003, thus reducing the impact of interest rate changes under the revolving credit agreement on future interest expense. The interest rate swap had a notional amount of $75.0 million at December 28, 2001. Fresh Del Monte accounts for the interest rate swap as a cash flow hedge whereby the fair value of the interest rate swap is recognized as a liability in "accounts payable and accrued expenses" with the offset, net of hedge ineffectiveness (which is not material), recorded as accumulated other comprehensive income or loss. The fair value of the interest rate swap as of December 28, 2001 was a liability of $2.8 million. Amounts recorded in accumulated other comprehensive income or loss are amortized as an adjustment to interest expense over the term of the related hedge.

The adoption of SFAS No. 133, as amended, on December 30, 2000 did not result in a significant cumulative effect of an accounting change to the result of operations or financial position of Fresh Del Monte.

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


19. FINANCIAL INSTRUMENTS AND CONCENTRATION OF CREDIT RISK (CONTINUED)

OFF BALANCE SHEET RISK

At December 29, 2000, Fresh Del Monte had $15.2 million (notional amount) of currency forward contracts outstanding for the Euro with an unrealized loss of $0.8 million and $8.7 million (notional amount) of currency forward contracts outstanding for Japanese yen with an unrealized gain of $0.1 million. There were no currency forward contracts outstanding at December 28, 2001.

At December 29, 2000, Fresh Del Monte had $96.4 million (notional amount) related to the swap agreement with an unrealized loss of $0.3 million.

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

The carrying amounts and fair values of Fresh Del Monte's financial instruments are as follows (U.S. dollars in millions):

                                                     December 28, 2001                  December 29, 2000
                                                --------------------------        ---------------------------
                                                 Carrying           Fair            Carrying           Fair
                                                  Amount            Value            Amount            Value
                                                --------          --------         --------          --------
    Cash and cash equivalents                   $   13.0          $   13.0         $   10.6          $   10.6
    Accounts receivables                           141.2             141.2            142.7             142.7
    Advances to growers and other
       receivables                                  39.7              39.7             56.3              56.3
    Accounts payable                               (85.0)            (85.0)           (93.2)            (93.2)
    Notes payable and long-term debt              (311.8)           (311.8)          (462.0)           (462.0)
    Capital lease obligations                      (21.4)            (21.4)           (23.5)            (23.5)
    Forward contracts                                 --                --               --              (0.7)
    Swap agreement                                  (2.8)             (2.8)              --              (0.3)


20. RELATED PARTY TRANSACTIONS

Fresh Del Monte's products are distributed in Northern Europe by Interfrucht, an unconsolidated subsidiary. Receivables from Interfrucht, included in accounts receivable, were $4.3 million and $2.8 million at December 28, 2001 and December 29, 2000, respectively. Sales to this distributor amounted to $79.5 million, $85.8 million and $112.5 million for 2001, 2000 and 1999, respectively.

                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


20. RELATED PARTY TRANSACTIONS (CONTINUED)

Sales to Ahmed Abu-Ghazaleh & Sons Company, a related party through common ownership, were $15.8 million, $17.3 million and $8.7 million in 2001, 2000 and 1999, respectively. At December 28, 2001 and December 29, 2000 there were $1.7 million and $1.2 million, respectively, of receivables from this related party, which are included in trade accounts receivable.

21. UNAUDITED QUARTERLY FINANCIAL INFORMATION

The following summarizes certain quarterly operating data (U.S. dollars in millions, except per share data):


                                                                     Quarter Ended
                                           --------------------------------------------------------------------
                                           March 30,          June 29,           Sept. 28,         December 28,
                                             2001               2001                2001               2001
                                           ---------          --------           ---------         ------------
Net sales                                   $534.3             $541.0             $430.7              $422.0
Gross profit                                  84.0               82.7               64.6                51.6
Net income                                    41.1               41.5                8.3                 5.3
Net income per share                        $ 0.76             $ 0.77             $ 0.15              $ 0.10



                                                                     Quarter Ended
                                           --------------------------------------------------------------------
                                           March 31,          June 30,           Sept. 29,         December 29,
                                             2001               2001                2001               2001
                                           ---------          --------           ---------         ------------
Net sales                                   $536.1             $516.2             $395.8              $411.2
Gross profit                                  71.3               48.3               21.9                25.4
Net income (loss)                             38.5               17.2              (14.1)               (8.5)
Net income (loss) per share                 $  0.72            $ 0.32            $ (0.26)             $ (0.16)


22. BUSINESS SEGMENT DATA

Fresh Del Monte is principally engaged in one major line of business, the production, distribution and marketing of bananas and other fresh produce. Fresh Del Monte's products are sold in markets throughout the world, with its major producing operations located in North, Central and South America, the Asia-Pacific region and Africa.

Fresh Del Monte's operations have been aggregated on the basis of products; bananas, other fresh produce and non-produce. Other fresh produce includes pineapples, melons, grapes, non-tropical fruit, other fruit and vegetables and fresh-cut fruit and vegetables. Non-produce includes a third-party ocean freight container business, a plastic products and box manufacturing business, a poultry business and a grain business.

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

                                     -------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


22. BUSINESS SEGMENT DATA

Fresh Del Monte evaluates performance based on several factors, of which gross profit by product and total assets by geographic region are the primary financial measures (U.S. dollars in millions):


                                                                 Year Ended
                              -------------------------------------------------------------------------------------
                                 December 28, 2001             December 29, 2000             December 31, 1999
                              -------------------------    --------------------------    --------------------------
                                                                         Gross Profit                  Gross Profit
                              Net Sales    Gross Profit    Net Sales        (Loss)       Net Sales         (Loss)
                              ---------    ------------    ---------     ------------    ---------     ------------
Bananas                       $  894.2        $  70.9       $  921.0         $  6.3      $  951.3         $ (4.0)
Other fresh produce              928.6          208.9          838.9          162.1         701.3          155.5
Non-produce                      105.2            3.1           99.4           (1.5)         90.6           (0.9)
                              --------        -------       --------         ------      --------         ------
     TOTAL                    $1,928.0        $ 282.9       $1,859.3         $166.9      $1,743.2         $150.6
                              ========        =======       ========         ======      ========         ======



                                                                      Year Ended
                                         --------------------------------------------------------------------
                                         December  28, 2001       December  29, 2000      December  31, 1999
                                         ------------------       ------------------      ------------------
NET SALES BY GEOGRAPHIC REGION:
  North America                                 $  995.6                 $  922.2                $  830.4
  Europe                                           550.4                    572.7                   601.5
  Asia-Pacific                                     328.5                    324.5                   280.7
  Other                                             53.5                     39.9                    30.6
                                                --------                 --------                --------
     TOTAL NET SALES                            $1,928.0                 $1,859.3                $1,743.2
                                                ========                 ========                ========




                                          December 28, 2001          December 29, 2000
                                          -----------------          -----------------
PROPERTY PLANT AND EQUIPMENT:
  North America                               $ 65.2                      $ 55.9
  Europe                                        41.9                        49.0
  Asia-Pacific                                   3.4                         2.3
  Central and South America                    368.9                       345.9
   Maritime equipment (including
     containers)                               148.0                       159.4
  Corporate                                     30.7                        23.1
                                              ------                      ------
TOTAL PROPERTY, PLANT AND EQUIPMENT           $658.1                      $635.6
                                              ======                      ======


                          FRESH DEL MONTE PRODUCE INC.
                                AND SUBSIDIARIES

                                     -------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


22. BUSINESS SEGMENT DATA (CONTINUED)

IDENTIFIABLE ASSETS:
  North America                                 $  223.4          $  213.7
  Europe                                           183.6             220.8
  Asia-Pacific                                      43.7              34.3
  Central and South America                        502.8             507.0
   Maritime equipment (including
     containers)                                   148.0             159.4
  Corporate                                         95.4              86.4
                                                --------           --------
     TOTAL ASSETS                               $1,196.9          $1,221.6
                                                ========          ========

Fresh Del Monte's earnings are heavily dependent on operations located worldwide. These operations are a significant factor in the economies of some of the countries in which Fresh Del Monte operates and are subject to the risks that are inherent in operating in such countries, including government regulations, currency and ownership restrictions and risk of expropriation.

Fresh Del Monte has three principal sales agreements for the distribution of its fresh produce, which principally cover sales in the European and Japanese markets. Sales made through these agreements approximated 15%, 17% and 21% of total net sales for 2001, 2000 and 1999, respectively.

Identifiable assets by geographic area represent those assets used in the operations of each geographic area. Corporate assets consist of an allocation of goodwill, leasehold improvements and furniture and fixtures.

23. SUBSEQUENT EVENT

On January 8, 2002, Fresh Del Monte announced that its Board of Directors determined to pay a regular quarterly cash dividend of $0.05 per share to the shareholders of the ordinary shares. The first quarterly dividend was declared for payment on March 6, 2002 to shareholders of record as of February 11, 2002. Pursuant to provisions of the Revolving Credit Facility, Fresh Del Monte may declare and pay dividends and distributions in cash solely out of and up to 50% of Fresh Del Monte's net income for the fiscal year immediately preceding the year in which the dividend or distribution is paid.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Shareholders
Fresh Del Monte Produce Inc.

We have audited the consolidated financial statements of Fresh Del Monte Produce Inc. and subsidiaries as of December 28, 2001 and December 29, 2000, and for each of the three years in the period ended December 28, 2001, and have issued our report thereon dated February 11, 2002 (included elsewhere in this Form 20-F). Our audits also included the financial statement schedule listed in Item 18 of this Form 20-F. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                       /s/ Ernst & Young LLP


Miami, Florida
February 11, 2002

                 Schedule II - Valuation and Qualifying Accounts

                          Fresh Del Monte Produce Inc.
                                and Subsidiaries

                           (U.S. dollars in millions)


  Col. A                                           Col. B                   Col. C                    Col. D           Col. E
  ------                                          ----------    -------------------------------      ----------     -------------
                                                                           Additions
                                                  Balance at   --------------------------------
                                                  Beginning    Charged to Costs    Charged to                         Balance at
Description                                       of Period      and Expenses    Other Accounts      Deductions      End of Period
-----------                                       ---------    ----------------  --------------      ----------      -------------
Period ended December 28, 2001:

Deducted from asset accounts:
      Valuation accounts:
          Trade accounts receivable                $  12.5          $   2.1          $   0.0           ($ 0.7)          $  13.9
          Advances to growers and other
                receivables                            4.9             11.6              0.0             (3.0)             13.5
          Deferred tax asset valuation                27.8              8.7            (11.3)             0.0              25.2
Accrued liabilities:
          Provision for Kunia Well Site                4.1             15.0              0.0              0.0              19.1
                                                   -------          -------          -------           ------           -------
      Total                                        $  49.3          $  37.4          ($ 11.3)          ($ 3.7)          $  71.7
                                                   =======          =======          =======           ======           =======

Period ended December 29, 2000:

Deducted from asset accounts:
      Valuation accounts:
          Trade accounts receivable                $   9.9          $   3.5          ($  0.1)          ($ 0.8)          $  12.5
          Advances to growers and other
                receivables                            4.5              1.2              0.0             (0.8)              4.9
          Deferred tax asset valuation                21.2              6.6              0.0              0.0              27.8
Accrued liabilities:
          Provision for Kunia Well Site                4.1              0.0              0.0              0.0               4.1
                                                   -------          -------          -------           ------           -------
      Total                                        $  39.7          $  11.3          ($  0.1)          ($ 1.6)          $  49.3
                                                   =======          =======          =======           ======           =======

Period ended December 31, 1999:

Deducted from asset accounts:
      Valuation accounts:
          Trade accounts receivable                $   8.5          $   2.8          $   0.0           ($ 1.4)          $   9.9
          Advances to growers and other
                receivables                            2.6              2.7              0.0             (0.8)              4.5
          Deferred tax asset valuation                14.2              7.0              0.0              0.0              21.2
Accrued liabilities:
          Provision for Kunia Well Site                1.0              3.1              0.0              0.0               4.1
                                                   -------          -------          -------           ------           -------
      Total                                        $  26.3          $  15.6          $   0.0           ($ 2.2)          $  39.7
                                                   =======          =======          =======           ======           =======
