Form 20-F
period 2002-12-27
FRESH DEL MONTE PRODUCE INC
filed 2003-02-26
CIK 1047340

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934 (No Fee Required)

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 (No Fee Required) For the fiscal year ended December 27, 2002

or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

Commission file number: 1-14706

FRESH DEL MONTE PRODUCE INC.

(Exact Name of Registrant as Specified in Its Charter)

The Cayman Islands
(Jurisdiction of incorporation or organization)

Walker House, Mary Street
P.O. Box 908 GT
George Town, Grand Cayman
Cayman Islands
(Address of principal executive office)

c/o Del Monte Fresh Produce Company
241 Sevilla Avenue, Coral Gables, FL 33134
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
None
(Title of Class)

     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

56,206,012 Ordinary Shares

     Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

     Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☒

i

PART I

      In this Annual Report (the “Report”), references to “$” and “dollars” are to United States dollars. Reference in this Report to Fresh Del Monte, we, our, and us refers to Fresh Del Monte Produce Inc. and its subsidiaries, unless the context indicates otherwise. Percentages and certain amounts contained herein have been rounded for ease of presentation. Any discrepancies in any table between totals and the sums of amounts listed are due to rounding. As used herein, references to years ended 2000 through 2002 are to fiscal years ended December 29, 2000, December 28, 2001 and December 27, 2002, respectively.

      This Report, information included in future filings by us and information contained in written material, press releases and oral statements issued by or on behalf of us contain, or may contain, statements that constitute forward-looking statements. These statements appear in a number of places in this Report and include statements regarding the intent, belief or current expectations of us or our officers (including statements preceded by, followed by or that include the words “believes,” “expects,” “anticipates” or similar expressions) with respect to various matters, including without limitation (i) our anticipated needs for, and the availability of, cash, (ii) our liquidity and financing plans, (iii) trends affecting our financial condition or results of operations, including anticipated fresh produce sales price levels and anticipated expense levels, (iv) our plans for expansion of our business (including through acquisitions) and cost savings, (v) the impact of competition and (vi) the resolution of certain legal and environmental proceedings. All forward-looking statements in this Report are based on information available to us on the date hereof, and we assume no obligation to update any such forward-looking statements.

      The forward-looking statements are not guarantees of future performance and involve risks and uncertainties. It is important to note that our actual results may differ materially from those in the forward-looking statements as a result of various factors. The accompanying information contained in this Report, including, without limitation, the information under “Key Information — Risk Factors” and “Operating and Financial Review and Prospects,” identifies important factors that could cause actual results to differ materially from those in the forward-looking statements.

      The volume data included in this Report has been obtained from our records. Except for volume data for Fresh Del Monte Produce Inc., the market share, volume and consumption data contained in this Report have been compiled by us based upon data and other information obtained from third party sources, primarily from the Food and Agriculture Organization of the United Nations (the “FAO”), and from our surveys of customers and other company-compiled data. Except as otherwise indicated, volume data contained in this Report is shown in millions of 40-pound equivalent boxes.

Item 1.     Identity of Directors, Senior Management and Advisers

      Not applicable.

Item 2.     Offer Statistics and Expected Timetable

      Not applicable.

Item 3.     Key information

Selected Financial Data

      Our principal shareholders, the Abu-Ghazaleh family, have been involved in the fresh produce business since the late 1950s and acquired Fresh Del Monte Produce N.V., and Global Reefer Carriers, Ltd. in December 1996.

      On September 17, 1998, we acquired 14 wholly owned operating companies, referred to as IAT, from IAT Group Inc. and its shareholders. We refer to this combination as the IAT transaction. At the time of the IAT transaction, IAT Group Inc. owned approximately 86% of FG Holdings Limited, which in turn owned approximately 63% of Fresh Del Monte. As a result, the IAT transaction was accounted for as a combination of entities under common control using the as if pooling of interests method of accounting.

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

      Our fiscal year end is the last Friday of the calendar year or the first Friday subsequent to the end of the calendar year, whichever is closest to the end of the calendar year. Prior to 1999, IAT’s fiscal year end was September 30. In 1999, IAT’s fiscal year end was changed to conform to our fiscal year end. As a result, the following selected consolidated financial information includes balance sheet data and income statement data for IAT as of and for the year ended September 30, 1998. As a result of the change in IAT’s year end, the results of operations for IAT for the period October 1, 1998 to January 1, 1999, a loss of $7.6 million, are not included in any of the periods presented in the consolidated statements of income, but are reflected as an adjustment to retained earnings as of January 2, 1999.

      The following selected consolidated financial information for the years ended January 1, 1999, December 31, 1999, December 29, 2000, December 28, 2001 and December 27, 2002 is derived from our respective audited consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America (the “United States” or “U.S.”).

      This data should be read in conjunction with the consolidated financial statements, related notes and other financial information included elsewhere in this Report.

	Year Ended

	January 1,	December 31,	December 29,	December 28,	December 27,
	1999	1999	2000	2001	2002

	(in millions, except share and per share data)
Income Statement Data:
Net sales	$1,600.1	$1,743.2	$1,859.3	$1,928.0	$2,090.5
Cost of products sold	1,405.4	1,592.6	1,692.4	1,645.1	1,753.8

Gross profit	194.7	150.6	166.9	282.9	336.7
Selling, general and administrative expenses	58.3	63.5	80.9	89.4	102.7
Amortization of goodwill	1.7	2.6	3.4	3.4	—
Acquisition-related expenses	4.0	—	—	—	—
Hurricane Mitch charge	26.5	—	—	—	—
Provision for Kunia Well Site	—	—	—	15.0	7.0
Asset impairment charges	—	—	—	10.2	12.6

Operating income	104.2	84.5	82.6	164.9	214.4
Interest expense, net	26.0	27.6	40.5	30.0	15.0
Other income (loss), net	11.4	14.7	(6.1)	(12.2)	20.5

Income before provision for income taxes, extraordinary item and cumulative effect of change in accounting principle	89.6	71.6	36.0	122.7	219.9
Provision for income taxes	12.2	14.7	2.9	26.5	18.6

Income before extraordinary item and cumulative effect of change in accounting principle	77.4	56.9	33.1	96.2	201.3
Extraordinary charge on early extinguishment of debt	18.1	—	—	—	—
Cumulative effect of change in accounting principle	—	—	—	—	(6.1)

Net income	$59.3	$56.9	$33.1	$96.2	$195.2

Basic per share amount:
Before extraordinary item and cumulative effect of change in accounting principle	$1.44	$1.06	$0.62	$1.79	$3.63
Extraordinary charge	$(0.34)	$—	$—	$—	$—
Cumulative effect of change in accounting principle	$—	$—	$—	$—	$(0.11)
Net income	$1.10	$1.06	$0.62	$1.79	$3.52

Diluted per share amount:
Before extraordinary item and cumulative effect of change in accounting principle	$1.44	$1.06	$0.62	$1.77	$3.56
Extraordinary charge	$(0.34)	$—	$—	$—	$—
Cumulative effect of change in accounting principle	$—	$—	$—	$—	$(0.11)
Net income	$1.10	$1.06	$0.62	$1.77	$3.45

Dividend declared per ordinary share	$—	$—	$—	$—	$0.20

Weighted average number of ordinary shares outstanding:
Basic	53,632,656	53,763,600	53,763,600	53,856,392	55,445,106
Diluted	53,774,831	53,805,237	53,764,383	54,414,868	56,538,659

Balance Sheet Data (at period end):
Cash and cash equivalents	$32.8	$31.2	$10.6	$13.0	$9.5
Working capital	177.2	203.7	156.9	125.7	103.4
Total assets	1,034.0	1,216.2	1,221.6	1,219.2	1,262.8
Total debt	354.2	504.1	485.5	333.3	87.3
Ordinary shares	0.5	0.5	0.5	0.5	0.6
Paid in capital	327.1	327.1	327.1	329.7	355.3
Shareholders’ equity	382.5	425.8	457.2	550.5	759.5

Risk Factors

      We could realize losses and suffer liquidity problems due to declines in sales prices for bananas, pineapples and other fresh produce.

      Our profitability depends largely upon our profit margins and sales volumes of bananas, pineapples and, to a lesser extent, other fresh produce. In 2000, 2001 and 2002, banana sales accounted for the most significant portion of our total net sales, and pineapple sales accounted for the most significant portion of our total gross profit.

      Supplies of bananas can be increased relatively quickly due to the banana’s relatively short growing cycle and the limited capital investment required for banana growing. As a result of imbalances in supply and demand and import regulations, banana prices fluctuate, and as a result, our operating results could be adversely affected.

      Sales prices for bananas, pineapples and other fresh produce are difficult to predict. It is possible that sales prices for bananas will decline in the future, and sales prices for pineapples and other fresh produce may also decline. In recent years, there has been increasing consolidation among food retailers, wholesalers and distributors. We believe the increasing consolidation among food retailers may contribute to further downward pressure on our sales prices. In the event of a decline in fresh produce sales prices or sales volumes, we could realize significant losses, experience liquidity problems and suffer a weakening in our financial condition. A significant portion of our costs is fixed, so that fluctuations in the prices of fresh produce have an immediate impact on our profitability.

      Due to fluctuations in the supply of and demand for fresh produce, our results of operations are seasonal, and we realize a greater portion of our net sales and gross profit during the first two quarters of each year.

      In part, as a result of seasonal sales price fluctuations, we have historically realized a substantial majority of our gross profit during the first two quarters of each year. The sales price of any fresh produce item fluctuates throughout the year due to the supply of and demand for that particular item, as well as the pricing and availability of other fresh produce items, many of which are seasonal in nature. For example, the production of bananas is continuous throughout the year and production is usually higher in the second half of the year, but the demand for bananas during that period varies because of the availability of seasonal and alternative fruit. As a result, demand for bananas is seasonal and generally results in higher sales prices during the first six months of each calendar year. In the melon market, the entry of many growers selling unbranded or regionally branded melons during the peak North American and European melon growing season results in greater supply, and therefore, lower sales prices from June to October. In North American and European regions, we realize most of our sales and gross profit for melons, grapes and non-tropical fruit from October to May.

      Crop disease or severe weather conditions could result in substantial losses and weaken our financial condition.

      Crop disease or severe weather conditions from time to time, including floods, droughts, windstorms and hurricanes, may adversely affect our supply of one or more fresh produce items, reduce our sales volumes and increase our unit production costs. This is particularly true in the case of our premium pineapple product, the “Del Monte Gold ™ Extra Sweet” pineapple because a substantial portion of our production is grown in one region in Costa Rica. Since a significant portion of our costs are fixed and contracted in advance of each operating year, volume declines due to production interruptions or other factors could result in increases in unit production costs, which could result in substantial losses and weaken our financial condition. We have experienced crop disease or severe weather conditions from time to time, including Hurricane Mitch in Guatemala in 1998, a drought in the Philippines in 2001 and flooding in Costa Rica in 2002. When crop disease or severe weather conditions destroy crops planted on our farms, we lose our investment in those crops.

      The fresh produce markets in which we operate are highly competitive.

      The fresh produce business is highly competitive, and the effect of competition is intensified because our products are perishable. In banana and pineapple markets, we compete principally with a limited number of multinational and large regional producers. In the case of our other fresh fruit and vegetable products, we compete with numerous small producers, as well as regional competitors. Our sales are also affected by the availability of seasonal and alternative fresh produce. The extent of competition varies by product. To compete successfully, we must be able to strategically source fresh produce of uniformly high quality and sell and distribute it on a timely and regular basis. In addition, since our profitability has depended primarily on our gross profit on the sale of our extra sweet pineapples, intensified competition in the production and sale of extra sweet pineapples could adversely affect our financial results.

      We are subject to material currency exchange risks because our operations involve transactions denominated in various currencies.

      We conduct operations in many areas of the world involving transactions denominated in a variety of currencies, and our results of operations, as expressed in dollars, may be significantly affected by fluctuations in rates of exchange between currencies. Although a substantial portion of our sales revenues (44% in 2002) is denominated in non-dollar currencies, we incur the majority of our costs in dollars. We generally are unable to adjust our non-dollar local currency produce sales prices to compensate for fluctuations in the exchange rate of the dollar against the relevant local currency. In addition, there is normally a time lag between our incurrence of costs and collection of the related sales proceeds. Accordingly, if the dollar appreciates relative to the currencies in which we receive sales proceeds, our operating results may be negatively affected. Although we periodically enter into currency forward contracts as a hedge against currency exposures, we may not enter into these contracts during any particular period or these contracts may not adequately offset currency fluctuations.

      Our strategy of increasing the value-added services that we provide to our customers may not be successful.

      We are expanding our service offering to include a higher proportion of value-added services, such as the preparation of fresh-cut produce, ripening, customized sorting and packing, direct-to-store delivery and in-store merchandising and promotional support. This represents a significant departure from our traditional business of delivering our products to our customers at the port. In recent periods, we have made significant investments in distribution centers and fresh-cut facilities through capital expenditures and acquisitions. We may not be successful in anticipating the demand for these services, in establishing the requisite infrastructure to meet customer demands or the provision of these value-added services. If we are not successful in these efforts, our business, financial condition or results of operations could be materially and adversely affected.

      Increased prices for fuel, packaging materials or short-term refrigerated vessel charter rates could increase our costs significantly.

      Our costs are determined in large part by the prices of fuel and packaging materials, including containerboard, plastic and resin. We may be adversely affected if sufficient quantities of these materials are not available to us. Any significant increase in the cost of these items could also materially and adversely affect our results. Other than the cost of our products (including packaging), sea transportation costs represent the largest component of cost of products sold. During 2000, the cost of fuel and containerboard increased as compared to the prior years, which resulted in a negative impact on our results of operations. Our average cost of fuel increased by 53% in 2000 as compared to 1999, decreased by 11% in 2001 and increased by 9% in 2002. Our average cost of containerboard increased by 20% during 2000 as compared to 1999 and decreased by 17% and 5% during 2001 and 2002, respectively. In addition, we are subject to the volatility of the short-term charter vessel market because approximately half of our refrigerated vessels are chartered rather than owned. These charters are primarily short-term, typically for periods of one to three years. As a result, a significant increase in short-term charter rates would materially and adversely affect our results.

      We are subject to legal and environmental risks that could result in significant cash outlays.

      We are involved in several legal and environmental matters which, if not resolved in our favor, could require significant cash outlays and could materially and adversely affect our results of operations and financial condition. In addition, we may be subject to product liability claims if personal injury results from the consumption of any of our products. This risk may increase in connection with our entry into the fresh-cut produce market. In addition, although the fresh-cut produce market is not currently subject to any specific governmental regulations, we cannot predict whether or when any regulation will be implemented or the scope of any possible regulation.

      The United States Environmental Protection Agency (the “EPA”) has placed a certain site at our plantation in Oahu, Hawaii on the National Priorities List under the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (the “Superfund” law). Under an order entered into with the EPA, we completed a remedial investigation and engaged in a feasibility study to determine the extent of the environmental contamination. The remedial investigation report was finalized on January 21, 1999 and approved by the EPA in February 1999. A final draft feasibility study was submitted for EPA review in December 1999 and updated in December 2001 and October 2002. We expect that the feasibility study will be finalized by the fourth quarter of 2003. Based on the updated draft of the final feasibility study, the ultimate outcome and any potential costs associated with this matter are estimated to be between approximately $5.4 million to $26.1 million.

      In addition, we are involved in several actions in the U.S. and non-U.S. courts involving allegations by numerous Central American and Philippine plaintiffs that they were injured during the 1970s and 1980s by exposure to a nematocide containing the chemical Dibromochloropropane (“DBCP”).

      Environmental and other regulation of our business could adversely impact us by increasing our production cost or restricting our ability to import certain products into the United States.

      Our business depends on the use of fertilizers, pesticides and other agricultural products. The use and disposal of these products in some jurisdictions are subject to regulation by various agencies. A decision by a regulatory agency to significantly restrict the use of such products that have traditionally been used in the cultivation of one of our principal products could have an adverse impact on us. For example, methyl bromide, a pesticide used for fumigation of imported produce (principally melons) for which there is currently no known substitute, is currently scheduled to be phased out in the United States in 2006. Also, under the Federal Insecticide, Fungicide and Rodenticide Act, the Federal Food, Drug and Cosmetic Act and the Food Quality Protection Act of 1996, the EPA is undertaking a series of regulatory actions relating to the evaluation and use of pesticides in the food industry. These actions and future actions regarding the availability and use of pesticides could have an adverse effect on us. In addition, if a regulatory agency were to determine that we are not in compliance with a regulation in that agency’s jurisdiction, this could result in substantial penalties and could also result in a ban on the sale of part or all of our products in that jurisdiction.

      We are exposed to political, economic and other risks from operating a multinational business.

      Our business is multinational and subject to the political, economic and other risks that are inherent in operating in numerous countries. These risks include those of adverse government regulation, including the imposition of import and export duties and quotas, currency restrictions, expropriation and potentially burdensome taxation. For example, banana import regulations have restricted our access to the European Union banana market and increased the cost of doing business in the European Union. This banana import license system is scheduled to remain in effect until December 31, 2005. The potential risks of operating a multinational business may be greater in countries where our activities are a significant factor in the country’s economy, which is particularly true of our banana, pineapple and melon operations in Costa Rica and our banana and melon operations in Guatemala.

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

      Several Central and South American countries in which we operate have established “minimum” export prices for bananas that are used as the reference point in banana purchase contracts from independent producers, thus limiting our ability to negotiate lower purchase prices. These minimum export price requirements could potentially increase the cost of sourcing bananas in countries that have established such requirements.

      We are also subject to a variety of government regulations in countries where we market our products, including the United States, the countries of the European Union, Japan, Korea and China. Examples of the types of regulation we face include:

•	sanitary regulations;

•	regulations governing pesticide use and residue levels; and

•	regulations governing packaging and labeling.

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

      Through December 31, 2002, we imported and distributed a substantial portion of our fresh produce in Europe through two marketing entities with which we had exclusive arrangements or that distributed our products on a commission basis.

      One of these entities, a Northern European distributor of fresh produce, is a partnership wherein we sold our 80% non-controlling interest and discontinued the sale and purchase agreement we had with the partnership as of December 31, 2002. Accordingly, our ability to import and distribute our products in Northern Europe may be affected.

      Acts or omissions of other companies could adversely affect the value of the DEL MONTE® brand.

      We depend on the DEL MONTE® brand in marketing our fresh produce. We share the DEL MONTE® brand with unaffiliated companies that manufacture, distribute and sell canned or processed fruits and vegetables, dried fruit, snacks and other products. Acts or omissions by these companies, including an instance of food-borne contamination or disease, may adversely affect the value of the DEL MONTE® brand. Our reputation and the value of the DEL MONTE® brand may be adversely affected by negative consumer perception of this brand.

      Our success depends on the services of our senior executives, the loss of whom could disrupt our operations.

      Our ability to maintain our competitive position is dependent to a large degree on the services of our senior management team. We may not be able to retain our existing senior management personnel or attract additional qualified senior management personnel.

      Our acquisition and expansion strategy may not be successful.

      Our growth strategy is based in part on growth through acquisitions or expansion, which poses a number of risks. We may not be successful in identifying appropriate acquisition candidates, consummating acquisitions on satisfactory terms or integrating any newly acquired or expanded business with our current operations. We may issue ordinary shares, incur long-term or short-term indebtedness, spend cash or use a combination of these for all or part of the consideration paid in future acquisitions or to expand our operations. We are also currently subject to contractual limitations on our ability to effect acquisitions under our credit facility.

      Our indebtedness could limit our financial and operating flexibility and subject us to other risks.

      Our ability to obtain additional debt financing or refinance our debt in the future for working capital, capital expenditures or acquisitions may be limited either by financial considerations or due to covenants in existing loan agreements.

      Our ability to meet our financial obligations will depend on our future performance, which will be affected by prevailing economic conditions and financial, business and other factors, some of which are beyond our control. Our ability to meet our financial obligations also may be adversely affected by the seasonal nature of our business, the cyclical nature of agricultural commodity prices, the susceptibility of our product sourcing to crop disease or severe weather conditions and other factors.

      Since we are a holding company, our ability to meet our financial obligations depends primarily on receiving sufficient funds from our subsidiaries. The payment of dividends or other distributions to us by our subsidiaries may be restricted by the provisions of our credit agreements and other contractual requirements and by applicable legal restrictions on payment of dividends.

      If we were unable to meet our financial obligations, we would be forced to pursue one or more alternative strategies such as selling assets, restructuring or refinancing our indebtedness or seeking additional equity capital, strategies which might not be successful. Additional sales of our equity capital could substantially dilute the ownership interest of existing shareholders.

      Our credit facility imposes operating and financial restrictions on our activities. Our failure to comply with the obligations under this facility, including maintenance of financial ratios, could result in an event of default, which, if not cured or waived, would permit acceleration of the indebtedness due under the facility.

      We are in the final stage of negotiations with respect to replacing our existing revolving credit facility and expect to reach an agreement during the second quarter of 2003. However, if we are unable to replace our revolving credit facility, our ability to meet our financial obligations may be affected.

      We are controlled by our principal shareholders.

      IAT Group Inc. and its current shareholders, members of the Abu-Ghazaleh family, are our principal shareholders and currently, directly and indirectly, beneficially own approximately 56.6% of our outstanding ordinary shares. Our chairman and chief executive officer, and two other directors, are members of the Abu-Ghazaleh family. We expect our principal shareholders to continue to use their majority interest in our ordinary shares to direct our management, to control the election of our entire board of directors, to determine the method and timing of the payment of any dividends, to determine substantially all other matters requiring shareholder approval and to control us. The concentration of our beneficial ownership may have the effect of delaying, deterring or preventing a change in control, may discourage bids for the ordinary shares at a premium over their market price and may otherwise adversely affect the market price of the ordinary shares.

      A substantial number of our ordinary shares are available for sale in the public market, and sales of those shares could adversely affect our share price.

      Future sales of our ordinary shares by our principal shareholders, or the perception that such sales could occur, could adversely affect the prevailing market price of our ordinary shares. Of the 56,206,012 ordinary shares outstanding as of December 27, 2002, 31,836,300 ordinary shares are owned by the principal shareholders and are “restricted securities.” These “restricted” ordinary shares can be registered upon demand and are eligible for sale in the public market without registration under the Securities Act of 1933, subject to compliance with the resale volume limitations and other restrictions of Rule 144 under the Securities Act.

      Our organizational documents contain a variety of anti-takeover provisions that could delay, deter or prevent a change in control.

      Various provisions of our organizational documents and Cayman Islands law may delay, deter or prevent a change in control of us that is not approved by our board of directors. These provisions include:

•	a classified board of directors;

•	a prohibition on shareholder action through written consents;

•	a requirement that general meetings of shareholders be called only by a majority of the board of directors or by the Chairman of the Board;

•	advance notice requirements for shareholder proposals and nominations;

•	limitations on the ability of shareholders to amend, alter or repeal our organizational documents; and

•	the authority of the board of directors to issue preferred shares with such terms as the board of directors may determine.

      In addition, a change of control would constitute an event of default under our credit facility, which would have a material adverse effect on us. These provisions also could delay, deter or prevent a takeover attempt.

      Our shareholders have limited rights under Cayman Islands law.

      We are incorporated under the laws of the Cayman Islands, and our corporate affairs are governed by our Memorandum and Articles of Association and by the Companies Law (2002 Revision) of the Cayman Islands. Principles of law relating to matters such as the validity of corporate procedures, the fiduciary duties of our management, directors and controlling shareholders and the rights of our shareholders differ from those that would apply if we were incorporated in a jurisdiction within the United States. Further, the rights of shareholders under Cayman Islands law are not as clearly established as the rights of shareholders under legislation or judicial precedent applicable in most U.S. jurisdictions. As a result, our public shareholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than they might have as shareholders of a corporation incorporated in a U.S. jurisdiction. In addition, there is doubt as to whether the courts of the Cayman Islands would enforce, either in an original action or in an action for enforcement of judgments of U.S. courts, liabilities that are predicated upon the U.S. federal securities laws.

Item 4.     Information on the Company

History and Development of Fresh Del Monte

      Our legal name is Fresh Del Monte Produce Inc., and our commercial name is Del Monte Fresh Produce. We are a holding company, incorporated under the laws of the Cayman Islands on August 29, 1996 and are 47.9% owned by IAT Group Inc., which is 100% beneficially owned by members of the Abu-Ghazaleh family. In addition, members of the Abu-Ghazaleh family directly own 8.7% of the outstanding ordinary shares of Fresh Del Monte. Our principal executive office is located at Walker House, Mary Street, P.O. Box 908 GT, Georgetown, Grand Cayman, Cayman Islands. Our U.S. executive office is located at c/o Del Monte Fresh Produce Company, 241 Sevilla Avenue, Coral Gables, Florida 33134. Our telephone number at our U.S. executive office is (305) 520-8400. Our Internet address is http://www.freshdelmonte.com. The electronic version of this Annual Report on Form 20-F, along with other information about us and our operations, financial information, other documents filed with the Securities and Exchange Commission (the “SEC”) and other useful information about us can be found on our website.

      Our global business, conducted through subsidiaries, is primarily the worldwide sourcing, transportation and marketing of fresh and fresh-cut produce. We source our products (bananas, pineapples, cantaloupe, honeydew, watermelons, grapes, non-tropical fruit (including citrus, apples, pears, peaches, plums, nectarines, apricots and kiwi), plantains, Vidalia® sweet onions and various greens) primarily from Central and South America and the Philippines. We also source products from North America, Africa and Europe. We distribute our products in North America, Europe, the Asia-Pacific region and South America. Our products are sourced from company-owned farms, through joint venture arrangements and through supply contracts with independent growers.

      On September 17, 1998, we acquired 14 wholly owned operating companies, which we refer to as IAT, from IAT Group Inc. and its shareholders. At the time of the IAT transaction, IAT Group Inc. owned approximately 86% of FG Holdings Limited, which in turn owned approximately 63% of Fresh Del Monte. As a result, the IAT transaction was accounted for as a combination of entities under common control using the as if pooling of interests method of accounting.

      On June 26, 2002, we acquired certain assets of U.K.-based Fisher Foods Limited’s chilled division (“U.K. Fresh-Cut”) from the administrative receivers. The acquisition included three facilities dedicated to chilled fresh-cut produce, bagged and prepared salads, such as coleslaw and potato salad, and accelerates our growth in the fresh-cut category.

      On September 30, 2002, we entered into a sale and purchase agreement to sell our 80% non-controlling interest in Internationale Fruchtimport Gesellschaft Weichert & Co. (“Interfrucht”), a Northern European distributor of fresh fruit and other produce with an ownership transfer date of December 31, 2002. The transaction closed on December 13, 2002. The sale of the 80% non-controlling interest in Interfrucht will enable us to control the direct marketing of our products in the Northern European region.

      On January 27, 2003, we acquired Standard Fruit and Vegetable Co., Inc. a Dallas, Texas based integrated distributor of fresh fruit and vegetables, which services retail chains, foodservice distributors and other wholesalers in approximately 30 states. As a result of this acquisition, we have added tomatoes, potatoes and other onions to our product offering and we have an additional five distribution centers in North America.

      Our principal capital expenditures for 2002 consisted of expansion of distribution and fresh-cut facilities in North America, Europe and the Asia-Pacific region, expansion of operating facilities in South and Central America and the acquisition of a pre-owned refrigerated vessel for a total of $39.7 million. Our principal capital expenditures for 2001 were primarily for expansion of distribution and fresh-cut facilities in North America and Asia-Pacific and expansion of operating facilities in Central and South America for a total of $36.1 million. Our principal capital expenditures for 2000 consisted of the acquisition of pre-owned refrigerated vessels and expansion of distribution and operating facilities for a total of $57.0 million. Capital expenditures were funded from our revolving credit facility, from mortgages on the pre-owned refrigerated vessels and from our operating cash flows.

      Principal capital expenditures planned for 2003 consist of approximately $70 million for expansion of distribution and fresh-cut facilities in North America and Europe as well as expansion of operating facilities in South America. We expect to fund our capital expenditures for the year 2003 from operating cash flows and borrowings under our revolving credit facility.

Business Overview

      We are a leading vertically integrated producer and marketer of high quality fresh and packaged fresh-cut produce. Our products include bananas, pineapples, cantaloupe, honeydew, watermelons, grapes, non-tropical fruit (including citrus, apples, pears, peaches, plums, nectarines, apricots and kiwi), plantains, Vidalia® sweet onions and various greens. As a result of the acquisition of Standard Fruit and Vegetable Co., Inc. in January 2003, we have added tomatoes, potatoes, and onions to our product offering. We market our products worldwide under the DEL MONTE® brand, a symbol of product quality and reliability since 1892. Our global sourcing and logistics network allows us to provide regular delivery of consistently high quality fresh produce and value-added services to our customers.

      We have leading market positions in key fresh produce categories. We believe we are:

•	the number one marketer of fresh pineapples worldwide, including our “Del Monte Gold ™ Extra Sweet” pineapple, with an estimated 50% market share in 2002;

•	the number one marketer of branded melons in the United States and the United Kingdom;

•	the third largest marketer of bananas worldwide, with an estimated 16% market share in 2002;

•	a leading year-round marketer of branded grapes in the United States;

•	a leading marketer of branded citrus, apples, pears and other non-tropical fruit in selected markets; and

•	a leading marketer of branded sweet onions in the United States.

      We also have an established platform in the value-added fresh-cut produce market, which has built upon our existing fresh-cut pineapple business. The fresh-cut produce market, estimated at $8 billion in the United States alone in 1997, is one of the fastest-growing categories in the fresh produce segment and is expected to grow to $19 billion by 2003. This category includes fresh produce that has been trimmed, peeled, cut and packaged into nutritious, ready-to-use products for retail stores and foodservice operators. Our fresh-cut fruit products include pineapple, melons, grapes and other non-tropical fruits, and our fresh-cut vegetable products include lettuce, broccoli, cauliflower, celery and various greens. As a result of the U.K. Fresh-Cut acquisition, our fresh-cut product offering also includes bagged and prepared salads, such as coleslaw and potato salad. We believe our global sourcing and logistics capabilities, combined with the DEL MONTE® brand, will enable us to achieve a leading position in this market.

      We source and distribute our products on a global basis. Our products are grown primarily in Central and South America and the Philippines. We also source products from North America, Africa and Europe. Our products are sourced from company-controlled farms and independent growers. We transport our fresh produce to markets using our fleet of 22 owned and 18 chartered refrigerated vessels, and we operate four port facilities in the United States. Through December 27, 2002, we operated 31 distribution centers, generally with cold storage and ripening facilities in our key markets worldwide, including the United States, the United Kingdom, Japan, Korea, Hong Kong and Brazil. We also operated a total of 14 fresh-cut facilities in the United States, the United Kingdom and Japan. Through our vertically integrated network, we manage the transportation and distribution of our products in a continuous temperature-controlled environment. This enables us to preserve quality and freshness, and to optimize product shelf life, while ensuring timely and year-round distribution. Furthermore, our position as a volume producer and shipper of bananas allows us to lower our average per-box logistics cost and to provide regular deliveries of our premium fresh fruit to meet the increasing demand for year-round supply.

      We market and distribute our products to retail stores, wholesalers, distributors and foodservice operators in more than 50 countries around the world. North America is our largest market, accounting for 50% of our net sales in 2002. Europe and the Asia-Pacific region, including the Middle East, are our other major markets, accounting for 31% and 17% of our net sales in 2002, respectively. We are continuing to expand our network of distribution centers and fresh-cut facilities throughout North America and Europe. These investments address the growing demand from supermarket chains, club stores, mass merchandisers and independent grocers to provide value-added services, including the preparation of fresh-cut produce, ripening, customized sorting and packing, direct-to-store delivery and in-store merchandising and promotional support.

PRODUCTS

     Bananas

      Bananas are the leading internationally traded fresh fruit in terms of volume and dollar sales and the best-selling fresh fruit in the United States. Europe and North America are the world’s largest banana markets, with annual imports of 15 and 10 billion pounds, respectively. The Asia-Pacific region imports approximately five billion pounds per year. Bananas are a key produce department product due to their high turnover and the premium margins that grocers realize on banana sales.

      Bananas have a relatively short growing cycle and are grown in tropical locations with humid climates and heavy rainfall, such as Central and South America, the Caribbean, the Philippines and Africa. Bananas are grown throughout the year in these locations, although demand and prices fluctuate based on the relative supply of bananas and the availability of seasonal and alternative fruit.

     Fresh Pineapples

      During the period from 1990 to 2001, the volume of fresh pineapple imports increased by approximately 183% in North America and 99% in Europe. In the Asia-Pacific region, the volume of imports increased slightly during that period. In 2001, annual fresh pineapple consumption in the United States and Canada reached approximately 800 million pounds. In the same year, fresh pineapple imports into Europe and the Asia-Pacific region were approximately one billion pounds and 400 million pounds, respectively.

      Pineapples are grown in tropical and sub-tropical locations, including the Philippines, Costa Rica, Hawaii, Thailand, Malaysia, Brazil, Indonesia and various countries in Africa. In contrast to bananas, pineapples have a long growing cycle of 18 months, and require re-cultivation after one to three harvests. Pineapple growing thus requires a higher level of capital investment, as well as greater agricultural expertise. We believe that these factors have made it relatively difficult for small producers to enter the pineapple market.

      While there are many varieties of pineapple, among the principal varieties is the Champaka pineapple, which is the traditional conical shaped pineapple with a light yellow flesh. While the Champaka pineapple has historically been the most commonly available variety of fresh and canned pineapple, we believe that the significant increase in fresh pineapple sales in recent years is due to the introduction of premium pineapples, such as our “Del Monte Gold™ Extra Sweet” pineapple, which has enhanced taste, golden shell color, bright yellow flesh and higher vitamin C content.

     Melons

      During the period from 1990 to 2001, the volume of imports of cantaloupes and other melons increased by approximately 98% in North America and 123% in Europe. Melons are one of the highest volume fresh produce items, and this category includes many varieties, such as cantaloupe, honeydew and watermelons. During the summer and fall growing seasons in the United States and Europe, demand is met in large part by local suppliers of unbranded or regionally branded melons. By contrast, in North America and Europe, imports significantly increase, and melons command premium prices from October to May. Melons are grown in temperate and tropical locations and have a relatively short growing cycle.

     Fresh Grapes

      In the United States, approximately 15% of total grape production is used for fresh consumption, with the remainder processed for the production of wine, raisins, juices and canned products. The higher production costs and higher product value of fresh grapes result from more intensive production practices than are required for grapes grown for processing. While California supplies approximately 91% of total volumes, imports have made fresh grapes available year-round in the United States, with shipments mostly from Chile. Most of the U.S. production is marketed from May to October. From December to April, Chilean grapes dominate the market. The United States has experienced a long-term rise in consumption of fresh grapes, which is currently estimated at over seven pounds per capita. In addition to increased fresh grape consumption, consumers are also shifting their preferences towards seedless grapes.

     Fresh-Cut Produce

      The fresh-cut produce market first gained prominence in many U.S. and European markets with the introduction of packaged salads. While packaged salads continue to account for a large proportion of fresh-cut produce sales, the category has expanded significantly to include pineapples, assorted melons, broccoli, carrots, mushrooms and other produce that is washed, cut and packaged in a ready-to-use form. It is estimated that approximately 85% of all U.S. households now purchase fresh-cut produce every few months or more, and these products account for a rapidly increasing share of total produce sales. Market expansion has been driven largely by consumer demand for fresh, healthy and ready-to-eat food alternatives, as well as significant demand from foodservice operators. Within this market, we believe that there will be increasing differentiation between companies active primarily in the packaged salad market and other companies, like us, that can offer a wide variety of fresh-cut produce items.

      The majority of fresh-cut produce is sold to consumers through foodservice operators, although retail stores are gaining market share. The majority of fresh-cut products are offered by local or regional suppliers, and many retail food stores conduct cutting operations on their own premises. We believe, however, that outsourcing by food retailers will increase, particularly as food safety regulations become more stringent and retailers demand more value-added services. This trend should benefit large branded suppliers, like us, that are better positioned to invest in fresh-cut facilities and to service regional and national chains and foodservice operators, as well as supercenters, mass merchandisers and club stores. We also believe that large branded suppliers will benefit from merchandising, branding and other marketing strategies for fresh-cut products, similar to those used for branded processed food products, which depend substantially on product differentiation.

PRODUCTS, SOURCING AND PRODUCTION

      Our products are grown and sourced primarily in Central and South America and the Philippines. We also source products from North America, Africa and Europe. In 2002, 38% of the fresh produce we sold was grown on company-controlled farms and the remaining 62% was acquired through supply contracts with independent growers.

      We produce, source, distribute and market a broad array of fresh produce throughout the world, primarily under the DEL MONTE® brand, as well as under other proprietary brands such as UTC®, Fielder®, Rosy® and Purple Mountain®.

      The following table indicates our net sales by product for the last three fiscal years:

	Year ended

	December 29,		December 28,		December 27,
	2000		2001		2002

	(U.S. dollars in millions)
Net sales by product category:
Bananas	$921.0	50%	$894.2	46%	$957.0	46%
Other Fresh Produce:
Pineapples	349.9	19	401.7	21	441.3	21
Melons	166.5	9	194.7	10	200.8	10
Grapes	106.3	6	91.2	5	100.1	5
Non-Tropical Fruit	91.1	5	104.2	5	94.4	4
Fresh-Cut Produce	57.5	3	74.6	4	146.9	7
Other Fruit and Vegetables	67.6	3	62.2	3	47.0	2

Total Other Fresh Produce	838.9	45	928.6	48	1,030.5	49
Non-Produce	99.4	5	105.2	6	103.0	5

Total	$1,859.3	100%	$1,928.0	100%	$2,090.5	100%

     Bananas

      We believe that we are the world’s third largest marketer of bananas with an estimated 16% market share in 2002. Our banana sales in North America, Europe and the Asia-Pacific region accounted for approximately 42%, 31% and 27% of our net sales of bananas in 2002, respectively. We produced 25% of the banana volume we sold in 2002 on company-controlled farms, and we purchased the remainder from independent growers.

      Bananas are the best-selling fresh produce item, as well as a high margin product for many of our customers. Accordingly, our ability to provide our customers with a year-round supply of high quality DEL MONTE® bananas is important to maintaining our existing customer relationships and attracting new customers. Our position as a volume shipper of bananas has also allowed us to make regular shipments of a wide array of other fresh produce, such as pineapples, melons and plantains, reducing our average per-box logistics costs and maintaining higher quality produce with a longer shelf life. We believe that our investment in distribution centers will also improve the profitability of our banana operations as we provide more ripening, cold storage, direct-to-store delivery and other value-added services to our customers.

      We produce bananas on company-controlled farms in Costa Rica, Guatemala, Brazil and Cameroon, and we purchase bananas from independent growers in the Philippines, Costa Rica, Ecuador, Colombia, Guatemala and Panama. Although our purchase contracts are primarily long-term, we also make purchases in the spot market, primarily in Ecuador. In Ecuador and Costa Rica there are minimum export prices for the sale of bananas, which are established by the respective government.

      Due in part to limitations in the Philippines on foreign ownership of land, we purchase bananas in the Philippines through long-term contracts with independent growers. Approximately 63% of our Philippine-sourced bananas are supplied by one grower, representing 15% of our total banana volume in 2002.

     Pineapples

      Since the introduction in 1996 of our “Del Monte Gold™ Extra Sweet” pineapple, our share of the worldwide fresh pineapple market has grown significantly to an estimated 50% in 2002. Pineapple sales in North America, Europe and the Asia-Pacific region accounted for 60%, 28% and 12% of our net sales of pineapples in 2002, respectively.

      From 1996 to 2002, our production of the “Del Monte Gold™ Extra Sweet” pineapple increased from two and a half million boxes to 17 million boxes. Based on FAO data, the volume of pineapple sales in the United States has increased significantly since 1996. We believe that a substantial portion of this growth is due to our introduction of the “Del Monte Gold™ Extra Sweet” pineapple. We expect to continue to increase the sales volume of our extra sweet pineapples in the near future with extra sweet pineapples grown in Hawaii and South America. The “Del Monte Gold™ Extra Sweet”pineapple has a number of highly desirable characteristics such as enhanced taste, golden shell color, bright yellow flesh and a higher vitamin C content as compared to traditional varieties of pineapple, such as the Champaka pineapple.

      Our pineapple business includes our frozen pineapple operations. Frozen pineapples are used in a variety of preparations, including fruit-based drinks, such as fruit smoothies and frozen dessert products.

      The principal production and procurement areas for our pineapples are Costa Rica, Hawaii and the Philippines. Cultivating pineapples requires greater capital resources and significant agricultural expertise, effort and longer growing time, relative to bananas. As a result, a higher percentage of the pineapples we sell (75% by volume in 2002) are produced on company-controlled farms than is the case for our bananas.

     Melons

      We sell a variety of melons including cantaloupe, honeydew, watermelon and specialty melons, which we introduced to meet the different tastes and expectations of consumers in Europe. Cantaloupes represented over 73% of our melon sales volume in 2002. We have become a significant producer and distributor of melons from October to May in North American and European regions by sourcing melons from our company-controlled farms and independent growers in Central and South America, where production generally occurs during this period. We believe we were the largest marketer in the United States and the United Kingdom of branded melons in 2002. Melons sold in North America and Europe from October to May generally command a premium price due to the relative scarcity of melons and alternative fruit. Melon sales in North America and Europe accounted for 76% and 23% of our net sales of melons in 2002, respectively. In terms of volume, we produced 73% of the melons we sold in 2002 on company-controlled farms and purchased the remainder from independent growers.

      We are able to provide our customers with a year-round supply of melons from diverse sources. For example, we supply the North American market during its summer season with melons from Arizona, California and the East Coast of the United States, and we supply the European market during its summer season with melons from Spain. We source melons from October to May, principally in Costa Rica, Guatemala and Brazil.

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

     Fresh Grapes

      We market all varieties of fresh grapes, including the popular Thompson, Flame, Sugraone and Crimson seedless and Red Globe varieties. We believe fresh grapes are among the best-selling produce items. We obtain our supply of fresh grapes from company-controlled farms in Chile and from independent growers in Chile, South Africa, Mexico and the United States. Purchase contracts for grapes are typically made on an annual basis. Fresh grape sales in North America and Europe accounted for approximately 80% and 11% of our total net sales of grapes in 2002, respectively. We also sell grapes in certain local markets in South America. We produced 29% of the grape volume we sold in 2002 on company-controlled farms, and we purchased 71% from independent growers. As with most of our fresh produce, we are able to supply grapes to our customers on a year-round basis, and during the year-end holiday season in North America and Europe, we are able to obtain premium prices.

     Non-Tropical Fruit

      In addition to grapes, we sell a variety of non-tropical fruit including citrus, apples, pears, peaches, plums, nectarines, apricots and kiwi. Non-tropical fruit sales in North America, Europe, the Asia-Pacific region and South America accounted for approximately 33%, 35%, 22% and 9% of our total net sales of non-tropical fruit in 2002, respectively. A large portion of our citrus is sold in the Asia-Pacific region. We purchase most of our supply of non-tropical fruit from independent growers in Chile, South Africa, the United States and Spain. Purchase contracts for non-tropical fruit are typically made on an annual basis.

     Fresh-Cut Produce

      We believe that the fresh-cut produce market is one of the fastest-growing categories in the fresh produce segment, largely due to consumer trends favoring healthy and conveniently packaged ready-to-eat foods. We established a platform in this industry through acquisitions that we have completed in the past three years and by building upon our existing fresh-cut pineapple business. We believe that our experience in this market, coupled with our sourcing and logistics capabilities and the DEL MONTE® brand, will enable us to achieve a leading position in this highly fragmented market. Our fresh-cut fruit products include pineapple, melons, grapes and non-tropical fruit. The fruit we use in our fresh-cut operations are sourced within our integrated system of company-controlled farms and from independent growers. We also offer fresh-cut vegetables, including lettuce, broccoli, cauliflower, celery, various greens and prepared salads such as coleslaw and potato salad. We purchase most of our vegetables for these purposes from independent growers in the United States and in Europe. Our purchase contracts for both fruit and vegetables are typically short-term but vary by produce item. Substantially all of our fresh-cut products are sold in the United States and the United Kingdom.

     Other Fruit and Vegetables

      We produce, distribute and market a variety of other fruit, including plantains and mangos, as well as other fresh produce, including Vidalia® and other sweet onions. As a result of the acquisition of Standard Fruit and Vegetable Co., Inc. in January 2003, we have added tomatoes, potatoes, and other onions to our product offering. We also distribute packaged greens, principally collard, turnip and mustard greens and kale. We source the fruit items from company-controlled farms and independent growers in Costa Rica, Colombia, Ecuador and Guatemala. We source our greens primarily from our own farms in Georgia and independent growers in the Southeastern United States. We own a Vidalia® sweet onion farm and distribution facility in Georgia. Although sweet onions are grown throughout the United States, a sweet onion may only be labeled a Vidalia® sweet onion if it is grown in certain counties in Georgia. We believe we are a leading marketer of branded sweet onions in the United States.

     Non-Produce Products and Services

      Our non-produce services include our third-party ocean freight container business, our third-party plastics and box manufacturing business, our Jordanian poultry business and our Argentine grain business. Our third-party ocean freight container business allows us to generate incremental revenue on vessels’ return voyages to our product sourcing locations and as space is available on outbound voyages to our major markets, which reduces our overall shipping costs. As a result, we believe our vessel utilization rate is above average for the fresh produce industry. Our plastics and box manufacturing business produces bins, trays, bags and boxes. Although this business is intended mainly to satisfy internal packaging requirements, we also sell these products to third parties. We own a state-of-the-art poultry farm and processing facility in Jordan. It is a leading provider to retail stores and foodservice operators in that country. In addition, we grow grain on leased farms in Argentina, including corn used to supply a portion of the feed requirements of our Jordanian poultry operations. We own and operate grain silos in Argentina for the storage of grain grown by third parties and us, which may be held for future sales.

     Logistics Operations

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

      We have a fully integrated logistics network, which includes air, land and sea transportation through a broad range of refrigerated environments in vessels, port facilities, containers, trucks and warehouses. Our objective is to maximize utilization of our logistics network to lower our average per-box logistics cost, while remaining sufficiently flexible to redeploy capacity or shipments to meet fluctuations in demand in our key markets. We believe that our control of the logistics process is a competitive advantage because we are able to continuously monitor and maintain the quality of our produce and ensure timely and regular distribution to customers on a year-round basis. Because logistics costs are also our largest expense other than our cost of products, we devote substantial resources to managing the scheduling and availability of various means of reliable transportation.

      We transport our fresh produce to markets worldwide using our fleet of 22 owned and 18 chartered refrigerated vessels. In recent years, we have sought to rationalize our chartered fleet through opportunistic acquisitions of vessels. We believe that our enlarged fleet of owned vessels has been a cost-effective means of reducing our exposure to the volatility of the charter market, and we plan to continue to evaluate opportunities to increase our fleet. All of the 18 vessels we charter are chartered on a short-term basis. We also lease refrigerated containers under capital, rather than operating leases, which we believe is a more cost-effective means of managing our container requirements.

      Our logistics system is supported by various information systems. In 2002, we began implementing a state-of-the-art logistics system built on our purchase of a suite of transportation software solutions. Early in 2003, we will begin rolling out this solution in North America, and we anticipate this to continue throughout the year. Ultimately, this new system will support our long-term strategic and sales growth initiatives. We expect this new system to add significant value to our logistics network by reducing costs, increasing efficiencies and improving leverage with freight providers.

SALES AND MARKETING

      Our sales and marketing activities are conducted by our sales force located at our sales offices worldwide and at each of our distribution centers. A key element of our sales and marketing strategy is to use our distribution centers as a means of providing value-added services for our customers. As a result, we have made significant investments in our network of distribution centers and plan additional investments through 2003. Our planned investments are concentrated in North America, where we believe that a strong presence will allow us to service a greater proportion of our customers’ needs and to capture a greater proportion of the fresh and fresh-cut produce markets. Investments in our network will include new distribution centers with fresh-cut, ripening, re-packing and other value-added service facilities, as well as enhancements to existing distribution centers and the addition of smaller distribution centers to service some of our growing regional markets.

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

     North America

      In 2002, 50% of our net sales were made in North America. In North America, we have established a highly integrated sales and marketing network that builds on our ability to control all transportation and distribution throughout our extensive logistics network. At December 27, 2002, we operated 21 distribution centers and fresh-cut facilities in the United States. Our distribution centers have ripening capabilities and other value-added services. We also operated four port facilities, which include cold storage facilities.

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

     Europe

      We distribute our products throughout Europe. In the United Kingdom, where we operate eight distribution centers and fresh-cut facilities, our products are distributed to leading retail chains, smaller regional customers as well as to wholesalers and distributors through direct sales and distribution centers. In Northern and Southern Europe, we generally distribute our products through two marketing companies. However, we sold our 80% non-controlling interest in one of these companies, a Northern European distributor of fresh produce, discontinuing the sale and purchase agreement we had with the partnership as of December 31, 2002. In addition to our distribution of products through Del Monte Fresh Produce Belgium operations, we now also directly distribute our products in Germany, Austria, Benelux, Denmark, Scandinavia, Switzerland and Central European markets through our new entities, Del Monte Fresh Produce Germany and Del Monte Fresh Produce Holland operations.

     Asia-Pacific

      We distribute our products in the Asia-Pacific region, including the Middle East, through direct marketing and through large distributors. Our principal markets in this region are Japan, Korea, China and Hong Kong. In Japan, we distributed approximately 83% of our products in 2002 through direct sales and the remainder through Japan’s largest fresh produce distribution cooperative, which distributes our products on a sales commission basis. We manage four distribution centers at ports in Japan with cold storage and banana ripening facilities.

      We also engage in direct sales and marketing activities in Korea and Hong Kong. In other Asia-Pacific markets, we sell to local distributors. We have one distribution center in Hong Kong. In Korea, we have two distribution centers, including state-of-the art ripening technology that is not available elsewhere in that market, increasing our ability to offer value-added services.

     South America

      We began distributing our products in South America in 2000. We have direct sales and marketing activities in strategic markets in this region and we operate a distribution center in Brazil and in Argentina. Our initial sales in these markets have focused mainly on bananas, melons, grapes and non-tropical fruit.

QUALITY ASSURANCE

      To ensure the consistent high quality of our products, we have a quality assurance group that maintains detailed quality specifications for all our products so that they meet or exceed minimum regulatory requirements. Our specifications require extensive sampling of our fresh produce at each stage of the production and distribution processes to ensure high quality and proper sizing, as well as to identify the primary sources of any defects. Our fresh produce is evaluated based on both external appearance and internal quality, using size, color, porosity, translucence and sweetness criteria. Only fresh produce meeting our stringent quality specifications is sold under the DEL MONTE® brand.

      We are able to maintain the high quality of our products by growing our own produce and working closely with our independent growers. We insist that all produce supplied by our independent growers meet the same stringent quality requirements as produce grown on our farms. Accordingly, we monitor our independent growers to ensure that their produce will meet agricultural and quality control standards, offer technical assistance on certain aspects of production and packing and, in some cases, manage the farms. The quality assurance process begins on the farms and continues as harvested products enter our packing facilities. Where appropriate, we cool the fresh produce at our packing facilities to maximize quality and optimize shelf life. As an indication of our commitment to quality, many of our operations have received certificates of compliance from the International Standards of Operation (“ISO”), in environmental compliance (14001) and production processes (9002).

GOVERNMENT REGULATION

      Agriculture and the sale and distribution of fresh produce are subject to extensive regulation by government authorities in the countries where the produce is grown and the countries where such produce is marketed. We have internal policies and procedures to comply with the most stringent regulations applicable to our products, as well as a technical staff to monitor pesticide usage and compliance with applicable laws and regulations. We believe we are in material compliance with these laws and regulations.

      We are also subject to various government regulations in countries where we market our products. The countries in which we market a material amount of our products are the United States, the countries of the European Union, Japan, China and Korea. These government regulations include:

•	sanitary regulations, particularly in the United States and the countries of the European Union;

•	regulations governing pesticide use and residue levels, particularly in the United States, United Kingdom, Germany and Japan; and

•	regulations governing packaging and labeling, particularly in the United States and the countries of the European Union.

      Any failure to comply with applicable regulations could result in an order barring the sale of part or all of a particular shipment of our products or, in an extreme case, the sale of any of our products for a specified period. In addition, we believe there has been an increasing emphasis on the part of consumers, as well as retailers, wholesalers, distributors and foodservice operators, on food safety issues, which could result in our business and operations being subject to increasingly stringent food safety regulations or guidelines.

      Although the fresh-cut produce industry is not currently subject to any specific governmental regulations, we cannot predict whether or when any regulation will be implemented or the scope of any possible regulation.

     European Union Banana Import Regulations

      On May 2, 2001, the European Commission adopted a new regulation, which revised a banana import system based on the agreement reached by the European Union with the United States government on April 11, 2001. The new system became effective July 1, 2001 and maintains the use of banana import licenses within the tariff quotas determined by the European Commission until December 31, 2005.

     Environmental Matters

      The management, use and disposal of some chemicals and pesticides are an inherent aspect of our production operations. These activities and other aspects of production are subject to various environmental laws and regulations, depending upon the country of operation. In addition, in some countries of operation, the environmental laws can require the investigation and, if necessary, remediation of contamination related to past or current operations. We are not a party to any dispute or legal proceeding relating to environmental matters where we believe that the risk associated with the dispute or legal proceeding would be material, except as described below in connection with the Kunia Well Site and under “Legal Proceedings.”

      On May 10, 1993, the EPA identified a certain site at our plantation in Hawaii for potential listing on the National Priorities List under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended. See “Legal Proceedings — Kunia Well Site.”

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

      In the banana market, we continue to face competition from a limited number of large multinational companies. At times, particularly when demand is greater than supply, we also face competition from a large number of relatively small banana producers. Unlike pineapples, grapes and non-tropical fruit, there are few barriers to entry into the banana market. Supplies of bananas can be increased relatively quickly due to bananas’ relatively short growing cycle and the limited capital investment required for banana growing. As a result of supply and demand, as well as seasonal factors, banana prices fluctuate significantly.

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

      The fresh-cut produce market is highly fragmented, and we compete with a wide variety of local and regional distributors of branded and unbranded fresh-cut produce and, in the case of certain fresh-cut vegetables, a small number of large, branded producers and distributors. In this market, however, we believe that our principal competitive challenge is to capitalize on the growing trend of retail chains and independent grocers to outsource their own on-premises fresh-cut operations. We believe that our sales strategy, which emphasizes not only our existing sources of fresh produce, but also a full range of value-added services and national distribution, positions us to gain an increasing share of this market.

Organizational Structure

      We are organized under the laws of the Cayman Islands and, as set forth in our Amended and Restated Memorandum of Association, we are a holding company for the various subsidiaries that conduct our business on a worldwide basis. Our significant subsidiaries, all of which are wholly owned, are:

Subsidiary	Country of Incorporation

Corporación de Desarrollo Agrícola Del Monte S.A.	Costa Rica
Compañía de Desarrollo Bananero de Guatemala, S.A.	Guatemala
Del Monte Fresh Packaged Produce (UK) Ltd.	England
Del Monte Fresh Produce Brasil Ltda.	Brazil
Del Monte Fresh Produce (Chile) S.A.	Chile
Del Monte Fresh Produce International Inc.	Liberia
Del Monte Fresh Produce N.A., Inc.	USA
Del Monte Fresh Produce (UK) Ltd.	England
Fresh Del Monte Ship Holdings Ltd.	Cayman Islands
Fresh Del Monte Japan Company Ltd.	Japan

Property, plant and equipment

      The following table summarizes the plantation acreage owned or leased by us and the principal products grown on such plantations by location as of the end of 2002:

	Acres Under Production

Location	Acres Owned	Acres Leased	Products

Costa Rica	19,600	900	Bananas, Pineapples
Guatemala	13,900	3,000	Bananas, Melons
Brazil	5,800	—	Bananas, Melons
Chile	8,800	400	Grapes, Non-Tropical Fruit
Hawaii	—	9,400	Pineapples
Contiguous United States	—	4,900	Melons, Vidalia® Sweet Onions and Non-Tropical Fruit

      We lease additional land in Hawaii on a month-to-month basis pending resolution of the environmental issues relating to the Kunia Well Site. We also lease land in Argentina on a seasonal basis for our grain operations.

      Our significant properties include the following:

     North America

      We operate 18 distribution centers in the United States, of which seven are fresh-cut facilities. Most of our distribution centers are leased from third parties. All of our distribution centers have ripening capabilities and other value-added services. We also operate three stand-alone fresh-cut facilities and four port facilities, which include cold storage.

     Europe

      We operate five distribution centers, mostly under leases from third parties, in the United Kingdom, where our products are distributed to leading retail chains. We also own and operate three fresh-cut facilities in the United Kingdom.

     Asia-Pacific

      We operate four distribution centers, which include cold storage and banana ripening facilities in ports in Japan. In addition, we own two distribution centers in Korea and lease a distribution center in Hong Kong. Our Korea distribution center includes state-of-the art ripening technology and other value added services. We also own and operate one fresh-cut facility in Japan.

     South America

      We operate a distribution center in Brazil and in Argentina.

     Maritime Equipment (including Containers)

      We own a fleet of 22 and charter another 18 refrigerated vessels. In addition, we own or lease other related equipment including refrigerated container units used to transport our fresh produce.

      Other properties:

      We own our U.S. executive headquarters building in Coral Gables, Florida and our Central America regional headquarters building in San Jose, Costa Rica. We also own our South America regional headquarters building in Santiago, Chile. We own our office space in Guatemala City, Guatemala and Amman, Jordan. Our remaining office space in North America, Europe, Asia-Pacific, Central and South America is leased from third parties.

      We believe that our property, plant and equipment are well maintained, in good operating condition and adequate for their present needs. For further information with respect to our property, plant and equipment, see Note 6 to the Consolidated Financial Statements filed as part of this Report.

Item 5.     Operating and Financial Review and Prospects

Critical Accounting Policies

      We believe the following accounting polices used in the preparation of our consolidated financial statements may involve a higher degree of judgment and complexity and could have a material effect on our consolidated financial statements.

     Growing Crops

      Expenditures on pineapple, melon, grapes and non-tropical fruit growing crops are valued at the lower of cost or market and are deferred and charged to cost of products sold when the related crop is harvested and sold. The deferred growing costs consist primarily of land preparation, cultivation, irrigation and fertilization costs. The deferred growing crop calculation is dependent on an estimate of harvest yields. If there is an unexpected decrease in estimated harvest yields, a write-down of deferred growing costs may be required.

     Impairment of Long-Lived Assets

      We account for the impairment of long-lived assets in accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of” (“SFAS No. 144”). SFAS No. 144 requires write-downs to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amount. Based on the continued operating losses of certain growing and production facilities in South and North America related to the banana and other fresh produce segments and estimates of fair value related to these assets, we recorded a charge of $12.6 million for impairment of long-lived assets in 2002, related primarily to property, plant and equipment to be disposed of or abandoned. In assessing potential impairment, we consider the operating performance and projected undiscounted cash flows of these assets. If the projected cash flows are estimated to be less than the assets’ carrying value, we may have to record additional impairment charges. The fair value of these assets is determined based on discounted future cash flows or independent appraisals from third parties.

     Income Taxes

      Deferred income taxes are recognized for the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year end, based on enacted tax laws and statutory tax rates applicable to the year in which the differences are expected to affect taxable income. Valuation allowances are established when it is deemed more likely than not that future taxable income will not be sufficient to realize income tax benefits. Our judgments regarding future profitability may change due to future market conditions and other factors. These changes, if any, may require adjustments to our deferred tax assets. We have established tax accruals as a result of various tax audits currently in process. The amount of income taxes due as a result of the eventual outcome of these audits could differ from the amount of the estimated tax accruals.

     Contingencies

      Estimated losses from contingencies are expensed if it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. Gain contingencies are not reflected in the financial statements until realized. We use judgment in assessing whether a loss contingency is probable and estimable. Actual results could differ from these estimates.

     Environmental Remediation Liabilities

      Losses associated with environmental remediation obligations are accrued when such losses are probable and can be reasonably estimated. We recorded a provision for the Kunia Well Site of $7.0 million and $15.0 million in 2002 and 2001, respectively, related to the expected environmental remediation. Including $4.1 million previously recorded, the total liability for the Kunia Well Site is $26.1 million at December 27, 2002. The liability is based on an updated draft final feasibility study submitted to the Environmental Protection Agency for review with estimated remediation costs that range from $5.4 million to $26.1 million. The ultimate amount of the cost for the expected environmental remediation of the Kunia Well Site is dependent on the Environmental Protection Agency’s selection, review and approval of the remediation alternatives and the actual cost. Actual remediation costs could differ from our estimates.

Operating Results

Overview

      We are a leading vertically integrated producer and marketer of high quality fresh and packaged fresh-cut produce. Our products include bananas, pineapples, melons, grapes, non-tropical fruit (including citrus, apples, pears peaches, plums, nectarines, apricots and kiwi), plantains, Vidalia® sweet onions and various greens. As a result of the acquisition of Standard Fruit and Vegetable Co., Inc. in January 2003, our product offering now also includes tomatoes, potatoes and other onions. We market our products worldwide under the DEL MONTE® brand, a symbol of product quality and reliability since 1892. Our global sourcing and logistics system allows us to provide regular delivery of consistently high quality produce and value-added services to our customers.

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

      Since our financial reporting currency is the dollar, our net sales are significantly affected by fluctuations in the value of the currency in which we conduct our sales versus the dollar, with a strong dollar versus such currencies resulting in reduced net sales in dollar terms. Our net sales for 2002 were positively impacted by approximately $15.4 million, as compared to 2001, primarily as a result of a strong euro versus the dollar.

      Our net sales growth in recent years has been achieved primarily through increased sales volume in existing markets of other fresh produce, primarily pineapples and melons, favorable pricing on our “Del Monte Gold™ Extra Sweet” pineapple, as well as acquisitions and expansion of value-added services such as banana ripening. Our net sales growth in recent years is also attributable to a broadening of our product line with the expansion of our fresh-cut produce business. We expect our net sales growth to continue to be driven by increased sales volumes in our other fresh produce segment.

     Cost of Products Sold

      Cost of products sold is principally composed of two elements, product and logistics costs. Product cost for our produce is primarily composed of cultivation (the cost of growing crops), harvesting, packaging, labor, depreciation and farm administration. Product cost for produce obtained from independent growers is composed of produce cost and packaging costs. Logistics costs include air, land and sea transportation and expenses related to port facilities and distribution centers. Sea transportation cost is the most significant component of logistics costs and is comprised of the cost of chartering refrigerated vessels and vessel operating expenses. Vessel operating expenses for our vessels include operations, maintenance, depreciation, insurance, fuel, the cost of which is subject to commodity price fluctuations, and port charges. For chartered vessels, operating expenses include the cost of chartering the vessels, fuel and port charges. Variations in containerboard prices, which affect the cost of boxes and other packaging materials, and fuel prices, can have a significant impact on our product cost and our profit margins. Containerboard, plastic, resin and fuel prices have historically been volatile. Containerboard and fuel prices increased significantly in 2000 as compared to 1999 and decreased in

2001 as compared to 2000. Containerboard prices decreased and fuel prices increased in 2002 as compared to 2001.

      In general, changes in our volume of products sold can have a disproportionate effect on our gross profit. Within any particular year, a significant portion of our cost of products sold is fixed, both with respect to our operations and with respect to the cost of produce purchased from independent growers from whom we have agreed to purchase all the products they produce. Accordingly, higher volumes produced on company-owned farms directly reduce the average per-box cost, while lower volumes directly increase the average per-box cost. In addition, because the volume that will actually be produced on our farms and by independent growers in any given year depends on a variety of factors, including weather, that are beyond our control or the control of our independent growers, it is difficult to predict volumes and per-box costs.

     Selling, General and Administrative Expenses

      Selling, general and administrative expenses include primarily the costs associated with selling in countries where we have our own sales force, advertising and promotional expenses, professional fees, general corporate overhead and other related administrative functions.

     Interest Expense

      Interest expense consists primarily of interest on borrowings under working capital facilities that we maintain and interest on other long-term debt primarily for vessel purchases and capital lease obligations. Decreases in interest rates, combined with a lower average debt balance, significantly contributed to the decrease in interest expense during 2002.

     Other Income (Loss), Net

      Other income (loss), net, primarily consists of equity earnings in unconsolidated companies, together with currency exchange gains or losses and other miscellaneous income and expense items.

     Provision for Income Taxes

      Income taxes consist of the consolidation of the tax provisions, computed on a separate entity basis, in each country in which we have operations. Since we are a non-U.S. company with substantial operations outside the United States, a substantial portion of our results of operations is not subject to U.S. taxation. Many of the countries in which we operate have favorable tax rates. We are subject to U.S. taxation on our distribution and fresh-cut operations in the United States. From time to time, tax authorities in various jurisdictions in which we operate audit our tax returns and review our business structures and positions and there are audits presently pending in various countries. There can be no assurance that any tax audits, or changes in existing tax laws or interpretations in countries in which we operate, will not result in an increased effective tax rate for us. We have established tax accruals as a result of various tax audits currently in process. The amount of income taxes due as a result of the eventual outcome of these audits may differ from the amount of estimated tax accruals.

     Recent Developments

      On January 8, 2003, we announced that our Board of Directors declared the regular quarterly cash dividend of $0.05 per share payable on March 5, 2003 to shareholders of record as of February 10, 2003.

      On January 27, 2003, we acquired Standard Fruit and Vegetable Co., Inc., a Dallas, Texas based integrated distributor of fresh fruit and vegetables, which services retail chains, foodservice distributors and other wholesalers in approximately 30 states. The total acquisition cost of $100.0 million was financed primarily by a drawdown on the Revolving Credit Facility. The acquisition will be accounted for as a purchase of a business in accordance with SFAS No. 141. We are currently in the process of allocating the purchase price pending the fair valuation of certain assets and liabilities. As a result of the acquisition, our product offering now includes tomatoes, potatoes and other onions, and we have an additional five distribution centers in North America.

      On February 12, 2003, our Board of Directors increased the regular quarterly cash dividend from $0.05 per share to $0.10 per share payable on June 4, 2003 to shareholders of record as of May 12, 2003.

     Results of Operations

      The following table presents, for each of the periods indicated, certain income statement data expressed as a percentage of net sales:

	Year ended

	December 29,	December 28,	December 27,
	2000	2001	2002

Income Statement Data:
Net sales	100.0%	100.0%	100.0%
Gross profit	9.0	14.7	16.1
Selling, general and administrative expenses	4.4	4.6	4.9
Operating income	4.4	8.6	10.3
Interest expense	2.3	1.7	0.8
Net income	1.8	5.0	9.3

      The following tables present for each of the periods indicated (1) net sales by geographic region, (2) net sales by product category and (3) gross profit by product category, and in each case, the percentage of the total represented thereby. Certain amounts from 2001 and 2000 have been reclassified to conform to the 2002 presentation.

	Year ended

	December 29,		December 28,		December 27,
	2000		2001		2002

			($ in millions)
Net sales by geographic region:
North America	$922.2	50%	$995.6	52%	$1,050.9	50%
Europe	572.7	31	550.4	29	639.3	31
Asia-Pacific	324.5	17	328.5	17	348.2	17
Other	39.9	2	53.5	2	52.1	2

Total	$1,859.3	100%	$1,928.0	100%	$2,090.5	100%

	Year ended

	December 29,		December 28,		December 27,
	2000		2001		2002

	(U.S. dollars in millions)
Net sales by product category:
Bananas	$921.0	50%	$894.2	46%	$957.0	46%
Other fresh produce	838.9	45	928.6	48	1,030.5	49
Non-produce	99.4	5	105.2	6	103.0	5

Total	$1,859.3	100%	$1,928.0	100%	$2,090.5	100%

Gross profit by product category:
Bananas	$6.3	4%	$70.4	25%	$79.9	24%
Other fresh produce	162.1	97	209.4	74	252.8	75
Non-produce	(1.5)	(1)	3.1	1	4.0	1

Total	$166.9	100%	$282.9	100%	$336.7	100%

2002 Compared with 2001

     Net Sales

      Net sales in 2002 were $2,090.5 million compared with $1,928.0 million in 2001. The increase in net sales of $162.5 million was attributable to the other fresh produce and banana categories. Net sales of other fresh produce increased as a result of higher net sales of fresh-cut produce primarily due to the U.K. Fresh-Cut acquisition, growth in our North America operations and higher net sales of pineapples due to increased volumes and stronger pricing. Banana net sales increased due to higher per unit sales prices in the Asia-Pacific and European regions and higher sales volumes in North America and Europe.

      Net sales were positively affected by a weaker dollar versus the euro, partially offset by the negative impact of a stronger dollar versus the Japanese yen. The net effect of foreign exchange in 2002 compared with 2001 was an increase in net sales of approximately $15.4 million.

     Cost of Products Sold

      Cost of products sold was $1,753.8 million in 2002 compared with $1,645.1 million in 2001, an increase of $108.7 million. The increase is primarily due to higher banana and pineapple sales volumes and higher sales volumes of other fresh produce due to the U.K. Fresh-Cut acquisition, partially offset by reduced per unit fruit cost in our other fresh produce category.

     Gross Profit

      Gross profit was $336.7 million in 2002 compared with $282.9 million in 2001, an increase of $53.8 million or 19%. As a percentage of net sales, gross profit margin increased to 16.1% in 2002 from 14.7% in 2001, primarily due to the increase in sales prices of bananas and other fresh produce combined with reduced per unit fruit cost in our other fresh produce category.

     Selling, General and Administrative Expenses

      Selling, general and administrative expenses increased $13.3 million to $102.7 million in 2002 compared with $89.4 million in 2001. The increase is principally due to higher administrative expenses primarily for professional fees related to business development and on-going litigation combined with higher selling and marketing expenses related to our business expansion.

     Provision for Kunia Well Site

      As a result of communications with the EPA related to our leased plantation in Kunia, Hawaii, a non-cash charge of $15.0 million for environmental remediation was recorded in 2001. In 2002, as a result of additional communications with the EPA and the advice of our legal counsel and other experts, a non-cash charge of $7.0 million for environmental remediation was recorded. Including $4.1 million previously recorded, the total amount accrued for environmental remediation is $26.1 million and is included in other noncurrent liabilities at December 27, 2002. This represents the high end of the range of the estimated remediation costs associated with this matter. See “Legal Proceedings — Kunia Well Site.”

     Asset Impairment Charge

      Based on the continued operating losses and decline in the estimated fair value of certain distribution facilities and other property in South Africa, South America and Central America, primarily related to the other fresh produce segment, a charge of $12.6 million for impairment of long-lived assets was recorded in 2002. There are numerous uncertainties and inherent risks in the fresh produce business, such as but not limited to general economic conditions, actions of competitors, ability to manage growth, actions of regulatory authorities, pending investigations and/or litigation, customer demand and risk relating to international operations. Adverse effects from these risks may result in adjustments to the carrying value of our assets and liabilities in the future.

     Operating Income

      Operating income in 2002 was $214.4 million compared with $164.9 million in 2001, an increase of $49.5 million, or 30%. The increase is due primarily to the increase in gross profit, a decrease in non-cash charge for the provision for the Kunia Well Site and the absence of amortization of goodwill, partially offset by the increase in selling, general and administrative expenses and asset impairment charges.

     Interest Expense

      Interest expense decreased $16.4 million to $15.7 million for 2002 compared with $32.1 million in 2001 as a result of lower average debt balances combined with lower effective interest rates.

     Other Income (Loss), Net

      Other income (loss), net improved by $32.7 million from a loss of $12.2 million in 2001 to income of $20.5 million in 2002. The change is due primarily to foreign exchange gains related to the stronger euro, gain on the sale of our equity investment in a Northern European distributor of $8.7 million and insurance proceeds of $2.4 million from claims related to our Guatemala operations.

     Provision for Income Taxes

      Provision for income taxes decreased from $26.5 million in 2001 to $18.6 million in 2002 primarily due to provisions recorded in 2001 due to ongoing audits in various jurisdictions, combined with a change in the mix of earnings to jurisdictions where tax rates are significantly lower.

      As a result of these audits, we recorded a provision of $19.1 million in 2001. The accruals for the audits are included in other noncurrent liabilities in our balance sheet at December 27, 2002. We believe the amounts accrued as of December 27, 2002 are sufficient to cover potential tax assessments for the years under examination.

     Cumulative Effect of Change in Accounting Principle

      In 2002, as prescribed by Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” we completed the transitional goodwill impairment test. This review resulted in a non-cash impairment charge of $6.1 million for goodwill related to the other fresh produce reporting segment. This non-cash charge is accounted for as a cumulative effect of a change in accounting principle for the year ended December 27, 2002.

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

     Gross Profit

      Gross profit was $282.9 million in 2001 compared with $166.9 million in 2000, an increase of $116.0 million or 70%. As a percentage of net sales, gross profit margin increased to 15% in 2001 from 9% in 2000, primarily due to the increase in per unit banana selling prices and the higher net sales of other fresh produce, principally pineapples and melons, and reduced sea transportation costs.

     Selling, General and Administrative Expenses

      Selling, general and administrative expenses increased $8.5 million to $89.4 million in 2001 compared with $80.9 million in 2000. The increase is principally due to higher selling and marketing expenses in North America combined with higher professional fees and other expenses due to business expansion efforts.

     Provision for Kunia Well Site

      As the result of communications with the EPA related to our leased plantation in Kunia, Hawaii, a charge of $15.0 million for environmental remediation was recorded in 2001. See “Legal Proceedings — Kunia Well Site.”

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

     Other Income (Loss), Net

      Other income (loss), net increased by $6.1 million to a loss of $12.2 million in 2001 from a loss of $6.1 million in 2000. The change was due primarily to foreign exchange losses and higher minority interest expense related to consolidated subsidiaries, which are not wholly owned by us, partially offset by higher equity earnings of unconsolidated subsidiaries.

     Provision for Income Taxes

      Provision for income taxes increased from $2.9 million in 2000 to $26.5 million in 2001 primarily due to adjustments that could result from ongoing audits in various jurisdictions, increased earnings in jurisdictions where tax rates are significantly higher, and jurisdictions in which the use of tax loss carry forwards cannot be assured.

      We are currently undergoing tax audits in several jurisdictions for certain years prior to 2001. As a result of these examinations, we recorded a provision of $19.1 million during 2001. The accrual for the audits is included in other noncurrent liabilities in our balance sheet at December 28, 2001. We believe the amounts accrued as of December 28, 2001 are sufficient to cover potential tax assessments for the years under examination.

Seasonality

      In part as a result of seasonal sales price fluctuations, we have historically realized most of our net sales and a majority of our gross profit during the first two calendar quarters of the year. The sales price of any fresh produce item fluctuates throughout the year due to the supply of and demand for that particular item as well as the pricing and availability of other fresh produce items, many of which are seasonal in nature. For example, the production of bananas is continuous throughout the year and production is usually higher in the second half of the year, but the demand for bananas varies because of the availability of other fruit. As a result, demand for bananas is seasonal and generally results in higher sales prices during the first six months of the calendar year. We make most of our sales of non-tropical fruit from October to May. In the melon market, the entry of many growers selling unbranded or regionally branded melons during the peak North American and European melon growing season results in greater supply, and therefore lower sales prices, from June to October. These seasonal fluctuations are illustrated in the following table, which presents certain unaudited quarterly financial information for the periods indicated:

	Year Ended

	December 28,	December 27,
	2001	2002

Net sales:
First quarter	$534.3	$537.4
Second quarter	541.0	567.2
Third quarter	430.7	498.5
Fourth quarter	422.0	487.4

Total	$1,928.0	$2,090.5

Gross profit:
First quarter	$84.0	$106.6
Second quarter	82.7	97.0
Third quarter	64.6	67.9
Fourth quarter	51.6	65.2

Total	$282.9	$336.7

Liquidity and Capital Resources

      Net cash provided by operating activities for 2002 was $311.4 million, an increase of $81.2 million from 2001. The increase in net cash provided by operating activities was primarily attributable to the increase in net income, higher balances in accounts payable and accrued expenses and changes in other noncurrent assets and liabilities. This increase was partially offset by higher balances in trade accounts receivable and inventory.

      Net cash provided by operating activities for 2001 was $230.2 million, an increase of $131.7 million from 2000. The increase in net cash provided by operating activities was primarily attributable to the increase in net income, lower inventory balances, a reduction in the growth of accounts receivable, and a reduction in advances to growers and other receivables, combined with changes in other noncurrent assets and liabilities.

      Net cash used in investing activities was $68.3 million for 2002, $66.6 million for 2001 and $81.2 million for 2000. Net cash used in investing activities for 2002 consisted primarily of capital expenditures of $63.4 million, the acquisition of certain assets of U.K. based Fisher Foods Limited’s chilled division (U.K. Fresh-Cut) from the administrative receivers for approximately $37.2 million, and the acquisition of an additional interest in National Poultry Company PLC for approximately $4.7 million, offset by the proceeds from the sale of assets of $ 6.8 million and the proceeds from the sale of an equity investment of $30.0 million. Capital expenditures in 2002 were primarily for expansion of our production facilities in South America and distribution and fresh-cut facilities in North America, the United Kingdom and the Asia-Pacific region and the purchase of a pre-owned refrigerated vessel. The U.K. Fresh-Cut acquisition includes three facilities dedicated to chilled fresh-cut produce and bagged and prepared salads and accelerates our growth in the fresh-cut category. The proceeds from the sale of an equity investment is attributed to the sale of our 80% non-controlling interest in Internationale Fruchtimport Gesellschaft Weichert & Co. (“Interfrucht”), a Northern European distributor of fresh fruit and other produce for a sales price of $30.0 million.

      Net cash used in investing activities for 2001 was primarily attributable to capital expenditures of $55.9 million and the acquisition of the remaining 50% interest in a Chilean subsidiary engaged in the production of grapes and non-tropical fruit for approximately $13.8 million. Capital expenditures for 2001 were primarily for expansion of our production facilities in South America and distribution facilities in North America and the Asia-Pacific region. Net cash used for investing for 2000 was primarily attributable to capital expenditure of $75.5 million and the acquisition of fresh-cut operations in the United States and a fresh produce distribution operation in the United Kingdom totaling $9.9 million. Capital expenditures for 2000 were primarily for expansion of our production and distribution facilities in North and South America and the purchase of pre-owned refrigerated vessels.

      Net cash used in financing activities of $248.3 million for 2002 was primarily for net repayments on long-term debt of $255.3 and payment of cash dividends of $11.1 million partially offset by proceeds from stock options exercised of $24.8 million. Net cash used in financing activities for 2001 and 2000 of $161.6 million and $37.7 million, respectively, were primarily for net repayment on long-term debt.

      In recent years, we have financed our working capital and other liquidity requirements primarily through cash from operations and borrowings under our credit facility. We have a credit facility with Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A., “Rabobank Nederland,” New York Branch, which we refer to as Rabobank. Our obligations under the credit facility are guaranteed by certain of our subsidiaries. This credit facility includes a revolving line of credit, letter of credit facility and foreign exchange contract facility of up to $450 million and as of May 2000, a term loan of an additional $135 million. The credit facility is collateralized directly or indirectly by substantially all of our assets and requires us to meet certain covenants. We believe we are in compliance with these covenants. The revolving line of credit expires on May 19, 2003, and amounts outstanding under the revolving line of credit must be repaid by that date. The revolving line of credit permits borrowings with an interest rate based on a spread over London Interbank Offered Rate (“LIBOR”). The term loan is payable in quarterly installments of $3.4 million which commenced in September 2000, and bears interest based on a spread over LIBOR. The term loan matures on May 10, 2005 with a final payment of the remaining unpaid balance. We have paid down $76.2 million of the term loan during the twelve months ended December 27, 2002 in addition to the quarterly installments of $3.4 million. The unpaid balance on the term loan was $25 million at December 27, 2002, bearing interest at a rate of 2.67% at that date. As of December 27, 2002, $4.1 million of the available credit line was applied towards the issuance of letters of credit and there were no borrowings under the revolving line of credit facility. See “Financial Information — Description of Revolving Credit Facility.”

      In connection with the revolving credit facility, we entered into an interest rate swap agreement, which expired in January 2003, with Rabobank International in order to limit the effect of an increase in interest rates on a portion of the revolving credit facility. The notional amount of the swap decreased over its life from $150 million in the first three months to $53.6 million in the last three months. The cash differentials paid or received on the swap agreement are accrued and recognized as adjustments to interest expense. Interest expense related to the swap agreement for 2002 and 2001 was $2.6 million and $1.4 million, respectively. Interest income related to the swap agreement for 2000 was $0.3 million.

      As of December 27, 2002, we had $87.3 million of long-term debt and capital lease obligations, including the current portion, consisting of $25 million related to the term loan, $29.9 million of long-term debt related to refrigerated vessel loans, $7.8 million of other long-term debt and $24.6 million of capital lease obligations.

      Principal capital expenditures planned for 2003 consist of approximately $70 million for expansion of distribution and fresh-cut facilities in North America and Europe and expansion of operating facilities in South America. We expect to fund our capital expenditures for the year 2003 from operating cash flows and borrowings under our revolving credit facility. We believe that cash generated from operations and available borrowings will be adequate to cover our cash needs in 2003.

      We generated cash from operations of $311.4 million in 2002 and have $445.9 million available under our revolving credit facility as of December 27, 2002. Based on our operating plan and borrowing capacity of our revolving credit facility, we believe we have sufficient cash to meet our obligations in 2003. Our current revolving credit facility matures in May 2003. We are in the final stage of negotiations with respect to replacing our existing revolving credit facility and expect to reach an agreement during the second quarter of 2003. We believe we will be able to refinance our revolving line of credit and obtain suitable terms based on our positive operating results and cash flows in recent years.

      The following is information of our contractual obligations as of December 27, 2002.

	Payments Due Under Contractual Obligations

	Total	2003	2004	2005	2006	2007	Thereafter

Long-term debt	$62.7	$31.6	$16.7	$8.8	$1.2	$0.9	$3.5
Capital lease obligations (including interest)	27.7	10.0	7.5	4.0	5.8	0.4	—
Operating leases	78.4	14.8	13.3	12.1	11.2	9.6	17.4

Total	$168.8	$56.4	$37.5	$24.9	$18.2	$10.9	$20.9

      We have agreements to purchase the production of certain independent growers in Costa Rica, Guatemala, Ecuador, Cameroon, Colombia, Chile, Panama, South Africa and the Philippines. Total purchases under these agreements amounted to $499.5 million, $458.5 million and $494.8 million for 2002, 2001 and 2000, respectively.

Other

      We are involved in several legal and environmental matters which, if not resolved in our favor, could require significant cash outlays and could have a material adverse effect on our results of operations, financial condition and liquidity. See “Business Overview—Environmental Matters” and “Legal Proceedings.”

Research and Development, Trademarks and Licenses

     Research and Development

      Our research and development programs have led to improvements in agricultural and growing practices and product packaging technology. These programs are directed mainly at reducing the cost and risk of pesticides, using natural biological agents to control pests and diseases, testing new varieties of our principal fruit varieties for improved crop yield and resistance to wind damage and improving post harvest handling. We have also been seeking to increase the productivity of low-grade soils for improved banana growth and experimenting with various other types of fresh produce. Our research and development efforts are conducted by our staff of professionals and include studies conducted in laboratories, as well as on-site field analyses and experiments. Our research and development professionals are located at our production facilities and in the United States, and we provide our growers with access to improved technologies and practices.

      Some of the research and development projects include:

•	the development of the “Del Monte Gold™ Extra Sweet” pineapple;

•	improved irrigation methods and soil preparation for melon planting; and

•	improved packing technology, including “lay-down” boxes for our pineapples that help reduce damage to our pineapples in transit, and various technological enhancements to packing designs and materials that improve the strength of our packaging, while maintaining a level of air flow and moisture that allows for optimal ripening and minimal deterioration during transit.

Trademarks and Licenses

      We have the exclusive right to use the DEL MONTE® brand for fresh fruit, fresh vegetables and other fresh and fresh-cut produce on a royalty-free basis under a worldwide, perpetual license from Del Monte Corporation, an unaffiliated company that owns the DEL MONTE® trademark. Del Monte Corporation and several other unaffiliated companies manufacture, distribute and sell under the DEL MONTE® brand canned or processed fruit, vegetables and other produce, as well as dried fruit, snacks and other products. Our licenses allow us to use the trademark “DEL MONTE” and the words “DEL MONTE” in association with any design or logotype associated with the brand, conditional upon our compliance with certain quality control standards. The licenses also give us certain other trademarks and trademark rights, on or in connection with the production, manufacture, sale and distribution of fresh fruit, fresh vegetables, other fresh produce and certain other specified products. In addition, the licenses allow us to use certain patents and trade secrets in connection with the production, manufacture, sale and distribution of our fresh fruit, fresh vegetables, other fresh produce and certain other specified products.

      We also sell produce under several other brands for which we have obtained registered trademarks, including UTC®, Fielder®, Rosy® and Purple Mountain®.

Item 6.     Directors, Senior Management and Employees

Directors and Senior Management

      The names and positions of our directors and senior management are as follows:

Current Position
Name	Position	Held Since (1)

Mohammad Abu-Ghazaleh	Chairman of the Board, Director and Chief Executive Officer	December 20, 1996

Hani El-Naffy	President, Director and Chief Operating Officer	December 20, 1996

John F. Inserra	Executive Vice President and Chief Financial Officer	December 7, 1994

M. Bryce Edmonson	Senior Vice President, North America Sales and Product Management	February 1, 2003

Jean-Pierre Bartoli	Senior Vice President, Europe and Africa	April 1, 1997

Randolph Breschini	Vice President, Asia-Pacific	May 19, 1998

José Antonio Yock	Senior Vice President, Central America	July 20, 1994

Jose Luis Bendicho	Vice President, South America	March 30, 2000

Sergio Mancilla	Senior Vice President, Shipping Operations	January 4, 1997

Dr. Thomas R. Young	Vice President, Research Development & Agricultural Services	January 15, 2001

Bruce A. Jordan	Vice President, General Counsel and Secretary	September 3, 2002

Marissa R. Tenazas	Vice President, Human Resources	May 1, 1999

Antolin D. Saiz	Vice President, Internal Audit	May 24, 1999

Amir Abu-Ghazaleh	Director	December 20, 1996

Maher Abu-Ghazaleh	Director	December 20, 1996

Salvatore H. Alfiero	Director	December 6, 2002

Edward L. Boykin	Director	November 1, 1999

John H. Dalton	Director	May 11, 1999

Kathryn E. Falberg	Director	December 6, 2002

(1)	Officers who held positions with us prior to December 20, 1996 held those positions with Fresh Del Monte Produce N.V.

      Mohammad Abu-Ghazaleh — Chairman of the Board, Director and Chief Executive Officer. Mr. Abu-Ghazaleh has served as our Chairman of the Board of Directors and Chief Executive Officer since December 1996. He is also the Chairman and Chief Executive Officer of IAT Group Inc. Mr. Abu-

Ghazaleh was President and Chief Executive Officer of United Trading Company from 1986 to 1996. Prior to that time, he was General Manager for Metico from 1967 to 1986.

      Hani El-Naffy — President, Director and Chief Operating Officer. Mr. El-Naffy has served as our President, Director and Chief Operating Officer since December 1996. Prior to that time, he served as Executive Director for United Trading Company from 1986 until December 1996. From 1976 to 1986, he was the President and General Manager of T.C.A. Shipping.

      John F. Inserra — Executive Vice President and Chief Financial Officer. Mr. Inserra has served as our Executive Vice President and Chief Financial Officer since December 1994. In April 1993, he was named our Controller and in July 1994, he became our Vice President and Controller. Between 1989 and April 1993, Mr. Inserra was the Controller of Del Monte Tropical Fruit Company.

      M. Bryce Edmonson — Senior Vice President, North America Sales and Product Management. Mr. Edmonson has served as our Senior Vice President, North America Sales and Product Management since February 2003. Prior to that time, he served as our Senior Vice President, North America from February 1997 to January 2003, he was our Vice President-Sales and Marketing for North America from September 1995 to January 1997, and our Director of Del Monte melon operations from 1990 to 1995. From 1987 to 1990, Mr. Edmonson was our Director of North American Product Management.

      Jean-Pierre Bartoli — Senior Vice President, Europe and Africa. Mr. Bartoli has served as our Senior Vice President, Europe and Africa since April 1997. Prior to that time, he served as our Financial Director for the European and African region from 1990 to 1997. Mr. Bartoli held various financial positions in our European operations from 1983 to 1990.

      Randolph Breschini — Vice President, Asia-Pacific. Mr. Breschini has served as Vice President, Asia-Pacific since May 1998. Prior to that, he was the Chief Executive Officer and General Manager for the California 38th District Agricultural Association from 1997 to 1998 and General Manager for ConAgra Foods, Inc. from 1994 to 1996. From 1984 to 1994, Mr. Breschini held various senior operational management positions with Dole Food Company.

      José Antonio Yock — Senior Vice President, Central America. Mr. Yock has served as our Senior Vice President, Central America since July 1994. Prior to that time, he was our Vice President-Finance for the Latin American region from June 1992 to May 1994. Mr. Yock joined us in April 1982 and has served in several financial management positions.

      Jose Luis Bendicho — Vice President, South America. Mr. Bendicho has served as our Vice President, South America since March 2000. From September 1998 until March 2000, he served as our Finance Regional Director — Chile. From 1997 through 1998, Mr. Bendicho served as our Manager of the Administration and Finance Division. Prior to 1997, Mr. Bendicho was Administration and Finance Manager for United Trading Company.

      Sergio Mancilla — Senior Vice President, Shipping Operations. Mr. Mancilla has served as our Senior Vice President, Shipping Operations since January 1997. Prior to that time, he was General Manager for Maritima Altisol, Ltd. from October 1990 to December 1996. From January 1981 through October 1990, Mr. Mancilla was Master Officer with several Chilean shipping companies.

      Dr. Thomas R. Young — Vice President, Research, Development and Agricultural Services. Dr. Young joined us in January 2001, from Syngenta Corporation, formerly Novartis Crop Protection, where he served in a variety of Research and Development positions coordinating national and international research programs involving plant disease control on vegetable, field, fruit and ornamental crops since 1975.

      Bruce A. Jordan — Vice President, General Counsel and Secretary. Mr. Jordan joined us in 1990 and served as our Assistant General Counsel. In 1994, he was appointed Vice President, General Counsel and Secretary, a position he held until April 1997. When he left us, he served as General Counsel for Pediatrix Medical Group, Inc., a publicly traded South Florida based physician practice management company. In November 2001, he became General Counsel for Steiner Leisure Limited, a publicly traded worldwide provider of spa and salon products and services. In September 2002, Mr. Jordan re-joined us as Vice President, General Counsel and Secretary.

      Marissa R. Tenazas — Vice President, Human Resources. Ms. Tenazas has served as our Vice President, Human Resources since May 1999. From December 1996 to April 1999, she served as our Senior Director Human Resources. From 1989 to 1996, she served as Personnel Manager for Suma Fruit International (USA), Inc., a subsidiary of IAT Group Inc.

      Antolin D. Saiz — Vice President, Internal Audit. Mr. Saiz has served as our Vice President, Internal Audit since May 1999. From March 1996 until April 1999, he served as the Controller for Latin America for the Inacom Corporation. From 1993 through 1996, Mr. Saiz served in Financial Controllership roles for the Wackenhut and LifeFleet Corporations. Prior to that time, Mr. Saiz served as an Audit Manager with BDO Seidman, CPAs.

      Amir Abu-Ghazaleh — Director. Mr. Abu-Ghazaleh has served as our Director since December 1996. He is currently the General Manager for Abu-Ghazaleh International Company and has held this position since April 1987.

      Maher Abu-Ghazaleh — Director. Mr. Abu-Ghazaleh has served as our Director since December 1996. He is presently the Managing Director of Suma International General Trading and Contracting Company. Prior to this, he served as the General Manager of Metico from 1975 to 1995.

      Salvatore H. Alfiero — Director. Mr. Alfiero was appointed to the Board of Directors on December 6, 2002. In May 2001, Mr. Alfiero founded Protective Industries, LLC and currently serves as its Chairman and Chief Executive Officer. In March 1969, Mr. Alfiero founded Mark IV Industries, Inc. and served as its Chairman and Chief Executive Officer until his retirement in September 2000. Mr. Alfiero also serves on the Board of Directors of The Phoenix Companies, HSBC North America and Southwire Company.

      Edward L. Boykin — Director. Mr. Boykin has served as our Director since November 1999. Following a 30-year career with Deloitte & Touche LLP. Mr. Boykin retired in 1991 and is currently a private consultant. Mr. Boykin also serves on the board of Blue Cross and Blue Shield of Florida, Inc.

      John H. Dalton — Director. Mr. Dalton has served as our Director since May 1999. He is the President and a Director of IPG Photonics Corp. He has held three presidential appointments. Mr. Dalton served as Secretary of the Navy from July 1993 through November 1998. He served as a member and Chairman of the Federal Home Loan Bank Board from December 1979 through July 1981. Mr. Dalton held the position of President of the Government National Mortgage Association of the U.S. Department of Housing and Urban Development from April 1977 through April 1979. Mr. Dalton also serves on the Board of Directors of Trans Technology, Inc., and eSpeed, Inc.

      Kathryn E. Falberg — Director. Ms. Falberg was appointed to the Board of Directors on December 6, 2002. From 1998 to July 2001, Ms. Falberg served as Senior Vice President and Chief Financial Officer of Amgen, Inc. and served in several management positions from 1995 to 1998. From 1984 to 1994, she served in several management positions at Applied Magnetics Corporation. Ms. Falberg also serves on the Board of Directors of VISX, Inc. and is currently a private consultant.

      Mr. Mohammad Abu-Ghazaleh, Mr. Amir Abu-Ghazaleh and Mr. Maher Abu-Ghazaleh are brothers and, together with other members of the Abu-Ghazaleh family, are shareholders of IAT Group, Inc., our principal shareholder, which controls our company.

Compensation

      The aggregate compensation expense with respect to services rendered by all directors and senior management of our Company as a group during 2002 was $8.7 million. This amount includes an incentive payment made under an agreement that provides for annual incentive payments equal to the sum of (a) 2% of the amount of our consolidated net income up to $20 million, and (b) 1 1/2 % of the amount of our consolidated net income above $20 million. For fiscal 2001 and subsequent years, aggregate compensation expense includes (a) an incentive payment made under a program providing for annual incentive payments equal to between 5% and 100% of annual compensation based on price performance of our ordinary shares, (b) performance incentive payments providing for payment of up to 25% of annual compensation based on achievement of performance objectives.

      In 2002, we contributed or accrued an aggregate of $47,500 for the accounts of our executive officers under an incentive savings and security plan (the “Savings Plan”). The Savings Plan is a defined contribution pension plan that is qualified under Section 401(k) of the Internal Revenue Code of 1986. We make matching contributions for the accounts of participants in the Savings Plan generally equal to 50% of the contributions made by each such participant to the Savings Plan up to 6% of an employee’s compensation. We also maintain certain tax-qualified defined benefit pension plans and supplemental non-qualified defined benefit pension plans.

Board Practices

      Our board of directors is divided into three classes, as nearly equal in number as possible, with one class being elected at each year’s annual general meeting of shareholders (“annual meeting”). Mr. Mohammad Abu-Ghazaleh, Mr. Hani El-Naffy and Mr. John H. Dalton are in a class of directors whose term expires at the 2003 annual meeting. Mr. Amir Abu-Ghazaleh, Mr. Salvatore H. Alfiero, subject to our shareholders’ confirmation at the 2003 annual meeting, and Mr. Edward L. Boykin are in the class of directors whose term expires at the 2004 annual meeting. Ms. Kathryn E. Falberg, subject to our shareholders’ confirmation at the 2003 annual meeting, and Mr. Maher Abu-Ghazaleh are in the class of directors whose term expires at the 2005 annual meeting. At each annual meeting, successors to the class of directors whose term expires at such meeting will be elected to serve for three-year terms and until their successors are elected and qualified.

      Members of our senior management are appointed by, and serve at the discretion of, our board of directors.

      Our board of directors has established a compensation committee and an audit committee whose members are comprised solely of directors independent of our management. The compensation committee establishes salaries, incentives and other forms of compensation for our directors and senior officers and recommends policies relating to our benefit plans. The audit committee oversees the engagement of our independent auditors and the work of our internal auditors, and, together with our independent auditors and internal auditors, reviews our accounting practices, internal accounting controls and financial results. The audit committee members are Mr. Edward L. Boykin, Mr. John H. Dalton and Ms. Kathryn Falberg. The compensation committee members are Mr. Salvatore Alfiero and Ms. Kathryn E. Falberg.

Employees

      At year-end 2002, we employed a total of approximately 25,000 persons worldwide, substantially all of who are year-round employees. Approximately 22,000 of these persons are employed in production locations, and the majority is unionized.

      We believe that our overall relationship with our employees and unions is satisfactory.

Share Ownership

     Share Ownership of Directors and Senior Management

      As of February 21, 2003, the aggregate number of our ordinary shares owned by our directors and senior management was 6,392,643. This number includes options to purchase an aggregate of 2,251,618 ordinary shares under our Option Plans. Except as disclosed in Item 7 below, each director and member of senior management individually owns less than 1% of our outstanding ordinary shares (treating as ordinary shares, for purposes of this calculation, each such individual’s beneficial ownership of currently exercisable options to purchase ordinary shares).

     Employee Stock Option and Incentive Plan

      Effective immediately prior to the closing of our initial public offering in October 1997, we adopted the 1997 Share Incentive Plan (the “1997 Plan”) which provides for options to purchase an aggregate of 2,380,030 ordinary shares to be granted to non-employee directors and employees of our company who are largely responsible for the management, growth and protection of our business (“eligible persons”) in order to provide the eligible persons with incentives to continue with us and to attract personnel with experience and ability. On May 11, 1999, our shareholders approved and ratified and our Board of Directors adopted the 1999 Share Incentive Plan (the “1999 Plan”), which provides for options to purchase an aggregate of 2,000,000 ordinary shares to be granted to eligible persons. On May 1, 2002, the 1999 Plan was amended to increase the options to purchase ordinary shares to an aggregate of 4,000,000. Each option has an exercise price per share equal to the fair market value of an ordinary share on the grant date, and are usually exercisable with respect to 20% of the ordinary shares subject to the option on the date of grant and will become exercisable with respect to an additional 20% of the shares on each of the next four anniversaries of such date and will terminate ten years after the date of grant (unless earlier terminated under the terms of the 1997 Plan).

      The following table shows the options for ordinary shares outstanding as of February 21, 2003 under the 1997 and 1999 Plans:

Number of Options
Outstanding	Exercise Price Per Share	Expiration Date

344,500	$16.00	October 2007
60,000	$14.21875	January 2008
119,000	$15.6875	March 2009
12,000	$8.375	November 2009
445,200	$9.2813	November 2009
30,000	$7.875	March 2010
680,918	$5.95	April 2011
60,000	$22.01	December 2012
500,000	$19.755	February 2013

Item 7.     Major Shareholders and Related Party Transactions

Major Shareholders

      In our Memorandum and Articles of Association, our authorized share capital consists of 200,000,000 ordinary shares having a par value of $0.01 per share, of which 56,217,012 shares were issued and outstanding as of February 21, 2003, and 50,000,000 preferred shares having a par value of $0.01 per share, none of which have been issued.

      The following table sets forth certain information as of February 21, 2003, with respect to each shareholder known to us to own more than 5% of our ordinary shares and with respect to the ownership of ordinary shares by all our directors and officers as a group. The information in the table has been calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934.

Person or Group	Number of Shares Owned	Percent of Class

IAT Group Inc.(1)(2)	26,925,536	47.9%
Sumaya Abu-Ghazaleh (2)(3)(5)	26,925,536	47.9%
Mohammad Abu-Ghazaleh (2)(4)(5)	29,320,441	52.2%
Oussama Abu-Ghazaleh (2)(4)(5)	27,708,775	49.3%
Maher Abu-Ghazaleh (2)(3)(5)	27,598,775	49.1%
Amir Abu-Ghazaleh (2)(3)(5)	27,984,917	49.8%
Fatima Abu-Ghazaleh(2)(3)(5)	26,925,536	47.9%
Nariman Abu-Ghazaleh(2)(3)(5)	26,925,536	47.9%
Maha Abu-Ghazaleh(2)(3)(5)	26,925,536	47.9%
Wafa Abu-Ghazaleh(2)(3)(5)	26,925,536	47.9%
Hanan Abu-Ghazaleh(2)(3)(5)	26,925,536	47.9%
All directors and officers as a group (19 persons)(6)	31,644,561	56.3%

(1)	The registered office address of IAT Group Inc. is c/o Walker, Walker House, Mary Street, P.O. Box 908 GT, George Town, Grand Cayman, Cayman Islands.

(2)	Sumaya Abu-Ghazaleh beneficially owns 12.5% of IAT Group Inc.’s outstanding voting equity securities, each of Mohammad Abu-Ghazaleh, Oussama Abu-Ghazaleh, Maher Abu-Ghazaleh and Amir Abu-Ghazaleh beneficially owns 20.2% of IAT Group Inc.’s outstanding voting equity securities, and each of Fatima Abu Ghazaleh, Nariman Abu-Ghazaleh, Maha Abu-Ghazaleh, Wafa Abu-Ghazaleh and Hanan Abu-Ghazaleh beneficially owns 1.34% of IAT Group Inc.’s outstanding voting equity securities. Individually, no Abu- Ghazaleh family member owns a controlling interest in IAT Group Inc.; however, because each of the IAT Group Inc. shareholders votes with other family members, the Abu-Ghazaleh family jointly controls IAT Group Inc. As a result, the individual Abu-Ghazaleh family members may be deemed to beneficially own the ordinary shares directly owned by IAT Group Inc. and to share voting and dispositive power with respect to the ordinary shares directly owned by IAT Group Inc. However, because no one individual Abu-Ghazaleh family member owns a controlling interest in IAT Group Inc., but rather the family members must act in concert to control IAT Group Inc., no individual Abu-Ghazaleh family member has the sole power to vote or to direct the voting of, the sole power to dispose or to direct the disposition of, any ordinary shares directly owned by IAT Group Inc.
(3)	The business address of Sumaya Abu-Ghazaleh, Maher Abu-Ghazaleh, Amir Abu-Ghazaleh, Fatima Abu Ghazaleh, Nariman Abu-Ghazaleh, Maha Abu-Ghazaleh, Wafa Abu-Ghazaleh, and Hanan Abu-Ghazaleh is c/o Ahmed Abu-Ghazaleh & Sons Co. Ltd., No. 18, Hamariya Fruit & Vegetable Market, Dubai, United Arab Emirates.
(4)	The business address of Mohammad Abu-Ghazaleh and Oussama Abu-Ghazaleh is c/o Del Monte Fresh Produce (Chile) S.A., Avenida Santa Maria 6330, Vitacura, Santiago, Chile.
(5)	Includes 26,925,536 ordinary shares owned directly by IAT Group Inc., which each of the named individuals may be deemed to beneficially own indirectly by virtue of their ownership interest in IAT Group Inc.
(6)	Includes (1) 26,925,536 shares owned directly by IAT Group Inc., which each of Mohammad Abu-Ghazaleh, Maher Abu-Ghazaleh and Amir Abu-Ghazaleh may be deemed to beneficially own indirectly by virtue of his ownership interest in IAT Group Inc., (2) an aggregate of 4,141,025 shares owned directly by certain directors and officers and (3) an aggregate of 577,000 ordinary shares subject to vested and currently exercisable options held by certain directors and officers.

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

      We purchase goods and services from unconsolidated subsidiaries in the ordinary course of business. These transactions were conducted at arms-length. Purchases from these unconsolidated companies were $55.3 million, $62.4 million and $63.8 million for 2002, 2001 and 2000, respectively.

      Through December 31, 2002, our products were distributed in Northern Europe by Interfrucht, an unconsolidated subsidiary. Sales to this distributor amounted to $81.9 million, $79.5 million and $85.8 million for 2002, 2001 and 2000, respectively.

      Sales to Ahmed Abu-Ghazaleh & Sons Company, a related party through common ownership, were $21.1 million, $15.8 million and $17.3 million in 2002, 2001 and 2000, respectively.

      In November 1998, we acquired a majority interest in National Poultry Company PLC, a publicly traded company in Jordan, engaged in the poultry business. A portion of the acquired shares were purchased from members of the Abu-Ghazaleh family for a total purchase price of $4.5 million, based on a fairness opinion from an independent party. In February 2002, we acquired an additional 5% of the outstanding common stock in National Poultry from an individual related to a member of the Abu-Ghazaleh family. The total consideration paid to this individual was $2.4 million.

      In September 1998, we acquired 14 operating subsidiaries of IAT Group Inc. for 6,000,000 ordinary shares valued at the time of the acquisition at $102.3 million, $25 million in cash and the assumption of indebtedness of $130 million.

      In connection with the IAT transaction, our board of directors established a special committee comprised of disinterested outside directors to evaluate and negotiate at arms-length the terms of the acquisition. The special committee retained its own legal and financial advisers and unanimously approved the transaction. Additionally, at a special meeting of our shareholders held to consider the acquisition, a substantial majority of our public shareholders (excluding our controlling shareholders) voted to approve the acquisition. Because our Articles of Association and Cayman Islands law required that holders of a majority of all of the outstanding shares approve the acquisition, the members of the Abu-Ghazaleh family, rather than abstaining from voting, voted the shares beneficially owned by them for and against the acquisition in the same proportion that all other shares were voted.

      During 2002, we periodically chartered air service from Av Jet Corporation, which leases an aircraft from a company that is indirectly owned by our chief executive officer. In 2002, we paid $0.8 million to Av Jet Corporation for private air transportation services related to company activities. The rates charged by Av Jet Corporation for use of the plane were comparable with the market rates charged to other unrelated companies for use of a similar aircraft.

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

     Description of Revolving Credit Facility

      The following is a summary of the revolving credit agreement entered into by Fresh Del Monte and certain of its subsidiaries, as amended to date (the “Revolving Credit Agreement”). The summary does not purport to be complete and is subject to, and qualified by reference to, the provisions of the Revolving Credit Agreement, which we have filed with the SEC. Capitalized terms used but not defined below have the meanings indicated in the Revolving Credit Agreement.

Borrowers:	Fresh Del Monte; Global Reefer Carriers, Ltd.; Del Monte Fresh Produce (UK) Ltd.; Wafer Limited; Del Monte Fresh Produce International Inc.; Del Monte Fresh Produce N.A., Inc.

Lenders:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A., “Rabobank Nederland,” New York Branch (“Rabobank”); Union Bank of California, N.A.; Nordea PLC, New York Branch; Wachovia Bank; Bank of America; The Fuji Bank Limited; Deutsche Financial Services; Banque Francaise de L’Orient; Harris Trust and Savings Bank; Banque Nationale de Paris Chicago branch; AGFirst Farm Credit Bank; SunTrust Bank N.A.; U.S. Bancorp; Artesia Bank Luxembourg; Banque Artesia Netherlands; Farm Credit of Wichita; and Farm Credit Services of America; FCS Commercial Finance Group; Farm Credit West, PCA; First Farm Credit Services, FLCA; Farm Credit Services of Mid America, PCA.

Agent:	Rabobank.

Facility:	$450 million revolving credit facility including a letter of credit facility of up to $35 million; a swing line facility of up to $15 million; and a foreign exchange contract facility of up to $20 million (increased by $5 million in May of each year, commencing May 1, 1999).

Term Loan:	$135 million term loan entered into May 10, 2000 (reduced by quarterly principal payments of $3.4 million commencing on September 30, 2000 and each quarter thereafter.)

Purpose:	For general corporate purposes.

Guarantors:	Obligations under the facility are guaranteed by Fresh Del Monte Produce N.V.; Del Monte Fresh Produce B.V.; Del Monte Fresh Produce (Asia-Pacific) Limited; Claverton Limited; Del Monte BVI Limited; Compañia de Desarrollo Bananero de Guatemala, S.A.; Del Monte Fresh Produce Company; FDM Holdings Limited; Corporación de Desarrollo Bananero de Costa Rica, S.A.; Corporación de Desarrollo Agricola Del Monte S.A.; and each Borrower.

Termination Date:	Earlier of (1) May 19, 2003 or (2) termination of the facility commitment pursuant to the Revolving Credit Agreement. The Term Loan matures on May 10, 2005 with a balloon payment of the remaining principal amount.

Interest Rate:	Base Rate advances bear interest at the greater of (1) Rabobank’s base rate from time to time and (2) 0.50% per annum above the Federal Funds Rate. LIBOR advances bear interest at a rate based on the London interbank offered rate plus a spread that varies between 0.75% and 2.75%. The spread for LIBOR advances is determined quarterly based on the level of our Leverage Ratio for that fiscal quarter along with the three immediately preceding fiscal quarters and was 1.25% for the fourth quarter of 2001. The Term Loan commitment advances bear interest at a rate based on the LIBOR plus a spread that varies between 1.25% and 3.25%.

Commitment Fee:	Varies between 0.25% and 0.50% per annum on the average daily Unused Commitment, payable monthly in arrears. The rate is determined quarterly based on the level of our Leverage Ratio.

Collateral:	The revolving credit facility is collateralized directly or indirectly by substantially all the assets of Fresh Del Monte and our material subsidiaries.

Financial Covenants:	The following financial covenants apply to Fresh Del Monte and our subsidiaries:

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

Minimum Interest Coverage. Maintenance of a ratio of Consolidated EBITDA to Consolidated Interest Expense for each fiscal quarter along with the three immediately preceding fiscal quarters, of not less than 2.5 to 1.0.

Minimum Fixed Charges Coverage Ratio. Maintenance of a Fixed Charges Coverage Ratio for each fiscal quarter along with the three immediately preceding fiscal quarters, of not less than 1.20 to 1.0 through September 2002 and 1.25 to 1.0 for December 2002 and thereafter.

Certain Other Covenants:	Other covenants applicable to the Borrowers include limitations on liens, the incurrence or prepayment of debt, the payment of dividends, mergers and similar transactions, sales of assets, investments, amendments to the constituent documents; a limitation on annual Capital Expenditures of $1,000,000 if we are (or would, as a result of the expenditure, be) in breach of our financial covenants; a requirement to pledge the inventory, receivables and intellectual property of and equity interests in any subsidiary that becomes a Material Subsidiary; an annual limit of $75.0 million for mergers and investments in stock of companies conducting a similar business; and a negative pledge.

Events of Default:	Events of Default include non-payment, material misrepresentation, covenant default, cross-default, bankruptcy and insolvency, certain judgments, a Change in Control and certain Employee Retirement Income Security Act events.

Governing Law:	The laws of the State of New York.

      Pursuant to the Revolving Credit Agreement, the Borrowers and their subsidiaries generally are prohibited from:

•	incurring debt and related liens, with certain limited exceptions;

•	returning any capital to their stockholders, or

•	making any distribution of assets, share capital, warrants, rights, options, obligations or securities to their stockholders, other than a distribution in shares.

      So long as there is no continuing default under the Revolving Credit Agreement and no default would result,

•	we may declare and pay dividends and distributions in cash solely out of and up to 50% of our net income (computed on a non-cumulative, consolidated basis in accordance with U.S. generally accepted accounting principles, or GAAP) for the fiscal year immediately preceding the year in which the dividend or distribution is paid; and

•	any subsidiary of a Borrower may declare and pay cash dividends to the Borrower and to any other wholly-owned subsidiary of a Borrower of which it is a direct or indirect subsidiary; and

•	any subsidiary that is not a wholly owned subsidiary may declare and pay cash dividends consistent with past practices.

Legal Proceedings

     DBCP Litigation

      Starting in December 1993, two of Fresh Del Monte’s U.S. subsidiaries were named among the defendants in a number of actions in courts in Texas, Louisiana, Mississippi, Hawaii, Costa Rica and the Philippines involving allegations by numerous foreign plaintiffs that they were injured as a result of exposure to a nematocide containing the chemical dibromochloropropane (“DBCP”) during the period from 1965 to 1990.

      In December 1998, these subsidiaries entered into a settlement in the amount of $4.6 million with counsel representing approximately 25,000 individuals. Of the six principal defendants in these DBCP cases, Dow Chemical Company, Shell Oil Company, Occidental Chemical Corporation and Chiquita Brands, Inc. have also settled these claims. Under the terms of the settlement, approximately 22,000 of these claimants dismissed their claims with prejudice and without payment. The 2,643 claimants who alleged employment on a company-related farm in Costa Rica and the Philippines and who demonstrated some injury were offered a share of the settlement funds upon execution of a release. Over 98% of these claimants accepted the terms of the settlement, the majority of which has been recovered from insurance carriers. The remaining claimants did not accept the settlement proceeds and approximately $268,000 was returned to Fresh Del Monte’s subsidiaries.

      On February 16, 1999, two of Fresh Del Monte’s U.S. subsidiaries were served in the Philippines in an action entitled Davao Banana Plantation Workers’ Association of Tiburcia, Inc. v. Shell Oil Co., et al. The action is brought by the Banana Workers’ Association (“Association”) on behalf of its 34,852 members for injuries they allege to have incurred as a result of DBCP exposure. Approximately 13,000 members of the Association claim employment on a farm that was under contract to a Fresh Del Monte subsidiary at the time of DBCP use. Fresh Del Monte’s subsidiaries filed motions to dismiss and for reconsideration on jurisdictional grounds, which were denied. Accordingly, Fresh Del Monte’s subsidiaries answered the complaint denying all of plaintiffs’ allegations. Fresh Del Monte’s subsidiaries believe that they have substantial defenses to the claims asserted by the Association. On October 3, 2002, the Philippine Court of Appeals ruled that the method of service used by the Association to serve the defendants was improper and dismissed the Association’s complaint. As a result of this decision, the trial court suspended the proceedings indefinitely. The Association filed a motion for reconsideration of the dismissal of its complaint, which remains pending.

      Fresh Del Monte’s U.S. subsidiaries have not settled the DBCP claims of approximately 3,500 claimants represented by different counsel who filed actions in Mississippi in 1996 and Hawaii in 1997. Each of those actions was dismissed by a federal district court on grounds of forum non conveniens in favor of the courts of the plaintiffs’ home countries and appealed by the plaintiffs. As a result of the dismissal of the Hawaiian actions, several Costa Rican and Guatemalan individuals have filed the same type of actions in those countries. On January 19, 2001, the Court of Appeals for the Fifth Circuit affirmed the dismissal of Fresh Del Monte’s subsidiaries for forum non conveniens and lack of personal jurisdiction for the Mississippi actions, and on October 1, 2001, the United States Supreme Court denied plaintiffs’ petition for an appeal. On May 31, 2001, the Hawaiian plaintiffs’ appeal of the dismissal was granted, thereby remanding the action to the Hawaiian State court. The defendants filed a petition for an appeal to the United States Supreme Court on October 9, 2001, which was granted on June 28, 2002. On January 22, 2003, the Supreme Court heard argument on defendants’ appeal. A decision is expected by July 2003.

      On October 19, 2000, the Court of Appeals for the Fifth Circuit affirmed the dismissal of 23 non-settling defendants who had filed actions in the United States District Court in Houston, Texas. As a result, the 23 plaintiffs who did not accept the settlement are precluded from filing any new DBCP actions in the United States.

      On June 19, 1995, a group of several thousand plaintiffs in an action entitled Lucas Pastor Canales Martinez, et al. v. Dow Chemical Co. et al. sued one of Fresh Del Monte’s U.S. subsidiaries along with several other defendants in the District Court for the Parish of St. Charles, Louisiana, asserting claims similar to those arising in the Texas cases due to the alleged exposure to DBCP. That action was removed to the United States District Court in New Orleans and was subsequently remanded in September 1996. Fresh Del Monte’s subsidiary has answered the complaint and asserted substantial defenses. Following the decision of the United States Court of Appeals for the Fifth Circuit in the Texas actions, this action was re-removed to federal court in November 2000. Fresh Del Monte’s subsidiary has settled with all but 13 of the Canales Martinez plaintiffs. On October 25, 2001, defendants filed a motion to dismiss the action on grounds of forum non conveniens in favor of the plaintiffs’ home countries. On July 16, 2002, the district court denied that motion and the defendants have filed a motion requesting immediate review by the Court of Appeals, which was denied by the district court on August 21, 2002. On August 28, 2002, defendants filed a petition for writ of mandamusbefore the Court of Appeals with respect to the district court’s denial of defendants’ motion to dismiss the action on grounds of forum non conveniens.

      On November 12, 2002, the Court of Appeals denied the petition, but stated that the district court should examine further the forum non conveniens issues. The district court has received additional briefing on the forum non conveniensissues and not issued a further ruling.

      On November 15, 1999, one of Fresh Del Monte’s U.S. subsidiaries was served in two actions entitled, Godoy Rodriguez, et al. v. AMVAC Chemical Corp., et al. and Martinez Puerto, et al. v. AMVAC Chemical Corp., et al., in the 29th Judicial District Court for the Parish of St. Charles, Louisiana. These actions were removed to federal court, where they have been consolidated. These actions are brought on behalf of claimants represented by the same counsel who filed the Mississippi and Hawaii actions as well as a number of the claimants who have not accepted the settlement offer. Proceedings in these actions have been suspended pending the ultimate resolution of the forum non conveniens issue in the Martinez Puerto action. At this time, it is not known how many of the 2,962 Godoy Rodriguez and Martinez Puerto plaintiffs are claiming against Fresh Del Monte’s subsidiary.

     Hawaiian Litigation

      On January 8, 2001, local residents of Honolulu, Hawaii amended their complaint (the initial complaint did not include Fresh Del Monte’s U.S. subsidiary as a defendant) in federal court to include one of Fresh Del Monte’s subsidiaries as one of several defendants for injuries allegedly caused by consuming contaminated water. Fresh Del Monte’s U.S. subsidiary has answered the complaint denying all the plaintiffs’ claims and asserting substantial defenses. The depositions of the initial set of 34 plaintiffs are substantially completed and the trial is scheduled to commence on November 4, 2003.

      On April 7, 2001, three of Fresh Del Monte’s U.S. subsidiaries were served with a complaint filed by Maui Pineapple Company, Ltd. and Maui Land & Pineapple Company, Inc. (“Maui Pineapple”) in the Circuit Court of the 2nd Circuit, State of Hawaii, which was amended on May 10, 2001. The amended complaint seeks damages in excess of $1,000,000 for claims involving breach of contract, breach of implied covenant of good faith and fair dealing, fraud/intentional misrepresentation, unjust enrichment, interference with a prospective business advantage, monopolistic trade practices, promissory estoppel, declaratory relief, injunctive relief, attorneys’ fees, pre and post judgment interest and punitive damages.

      Fresh Del Monte’s U.S. subsidiaries filed motions to dismiss for lack of subject matter jurisdiction, forum non conveniens or, in the alternative, for a stay pending disposition of a related federal action, which were denied. Accordingly, Fresh Del Monte’s U.S. subsidiaries answered the amended complaint denying Maui Pineapple’s alleged claims. The parties have exchanged document discovery and several depositions have been taken. The trial is scheduled to commence in June 2003.

      On April 12, 2001, Maui Pineapple filed a complaint against Fresh Del Monte and three of its U.S. subsidiaries in the United States District Court for the Northern District of California for damages and injunctive relief for trademark infringement of Maui Pineapple’s Hawaiian Gold trademark, trademark dilution, Lanham Act (false advertising and false description), unfair competition, and unjust enrichment. The complaint seeks injunctive and declaratory relief, compensatory and treble damages, restitution, and, interest costs and attorneys’ fees.

      Two of Fresh Del Monte’s U.S. subsidiaries filed an answer and affirmative defenses and one of Fresh Del Monte’s U.S. subsidiaries filed a counterclaim for willful infringement of U.S. Patent No. 8,863. Maui Pineapple answered the counterclaim and counterclaimed for declaratory judgment seeking a declaration that the patent is invalid and not infringed. Maui Pineapple also filed counts in its counterclaim against two of Fresh Del Monte’s U.S. subsidiaries for conspiracy to monopolize, attempt to monopolize, monopolization, restraint of trade under Clayton Act Sec. 3, Lanham Act unfair competition, statutory unfair competition (California Unfair Practices Act), and interference with a prospective economic advantage. Fresh Del Monte’s U.S. subsidiaries answered Maui Pineapple’s counterclaim, denying the alleged violations.

      Fresh Del Monte and one of its U.S. subsidiaries filed a motion to dismiss for lack of personal jurisdiction. In September 2001, the Court granted the motion in part by dismissing Fresh Del Monte while denying it in part by declining to dismiss Fresh Del Monte’s U.S. subsidiary, which then answered the complaint. The Court also granted Maui Pineapple’s motion to bifurcate the patent counterclaim from the trademark claims. Accordingly, the trademark claims and patent claims are proceeding on separate, but parallel, tracks.

      In November 2002, the Court granted summary judgment in favor of Fresh Del Monte’s U.S. subsidiaries on all of Maui Pineapple’s claims related to the companies’ use of the Del Monte Gold trademark. The remainder of Maui Pineapple’s claims was confidentially settled in mediation in November 2002. The parties are in the process of preparing the appropriate settlement and dismissal documents. Fresh Del Monte accrued the appropriate amount for the settlement in its financial statements for the year ended December 27, 2002.

      The patent action is proceeding more slowly. The parties have exchanged initial sets of documents, but only a few depositions have been taken. The trial of the patent case is expected to be set for sometime in 2003. Fresh Del Monte’s subsidiary has moved to dismiss its patent infringement claim and will move to dismiss Maui Pineapple’s claims based upon the dismissal of the patent infringement claim.

     Brazil Litigation

      On or about October 20, 1997, one of Fresh Del Monte’s subsidiaries and Nordeste Investimentos e Participacoes S.A. (“Nordeste”), Fresh Del Monte’s subsidiary partner in two joint venture companies, Interfruit Brasil S.A. (“IBSA”) and International Produce Trading Ltd. (“IPTL”), agreed to submit to arbitration certain disputes that arose under joint venture agreements relating to the development of and exporting of produce from a banana plantation in Brazil. In its Request for Arbitration and Reply to Nordeste’s Counterclaim, Fresh Del Monte’s subsidiary asserted claims for breach of contract, breach of duty of loyalty, misappropriation of trade secrets and proprietary information. Fresh Del Monte’s subsidiary sought injunctive relief and $43 million in damages. Nordeste asserted in its Counterclaim that Fresh Del Monte’s subsidiary breached certain contractual obligations and improperly terminated the joint venture agreements and sought to recover liquidated and other damages in the amount of approximately $39.2 million. The hearing of the claims before the arbitral tribunal was conducted in October 1999. On May 10, 2000, the arbitrators issued their award requiring Fresh Del Monte’s subsidiary to pay $2 million to Nordeste and that Nordeste and Fresh Del Monte’s subsidiary exchange the 50% ownership they each have in the two joint venture companies (IPTL and IBSA, respectively). Fresh Del Monte accrued for the $2 million award. The May 10, 2000 award directed Fresh Del Monte’s subsidiary to transfer to Nordeste all of its shares in Bananos do Brazil Ltda (“Bandebras”), which held the shares of IBSA. Unbeknownst to the arbitral tribunal, during the pendency of the arbitration Bandebras was renamed Del Monte Fresh Produce Brasil Ltda (“DMFPB”) and to it were transferred substantial assets and operations of Fresh Del Monte in Brazil.

      On June 8, 2000 the arbitral tribunal issued an Addendum to Final Award, in which the Final Award was corrected to require Fresh Del Monte’s subsidiary to transfer to Nordeste the shares of IBSA and not any other company. Fresh Del Monte’s subsidiary tendered payment of the $2 million and proposed to have a closing to affect the transfer of the shares of the two companies. Nordeste declined Fresh Del Monte’s subsidiary’s tender.

      On July 24, 2001, DMFPB was served with a preliminary injunction issued by a judge of the Eighth Civil Court in Recife, Brazil enjoining Fresh Del Monte’s subsidiary from transferring the assets and ownership of DMFPB as well as requiring the provision of certain information to the court on a monthly basis regarding DMFPB’s business pending the resolution of Nordeste’s action seeking enforcement of the May 10, 2000 arbitral award as originally entered, and declaring the addendum to that award a nullity. On August 6, 2001, DMFPB filed an appeal with the State of Pernambuco Appellate Tribunal seeking to revoke the preliminary injunction. The appeal contained a specific request addressed to the Reporting Judge of the Appellate Tribunal for the immediate suspension of the effects of the preliminary injunction. On August 21, 2001, the Reporting Judge denied DMFPB’s specific request for an immediate suspension of the preliminary injunction. On December 21, 2001, the briefs in support of the principal appeal were filed, along with a motion to transfer venue. On October 1, 2002, the court granted DMFPB’s motion to transfer venue to Fortaleza, Brazil. The three judge panel of the Appellate Tribunal has yet to rule on the merits of DMFPB’s principal appeal. On January 10, 2003, the parties entered into a settlement of all disputes. Under the terms of the settlement, Fresh Del Monte’s subsidiary paid $2.3 million to Nordeste, representing the amount required by the Final Award plus interest in exchange for which Nordeste terminated all legal actions against Fresh Del Monte’s subsidiaries wherever pending. The parties are in the process of filing the appropriate dismissal documents.

      In connection with the settlement, Fresh Del Monte’s subsidiary agreed to purchase certain agricultural assets of Nordeste and a related entity for an aggregate of $10.7 million. Fresh Del Monte’s preliminary estimate of the fair value of the assets to be purchased is approximately $8.5 million. Accordingly, Fresh Del Monte has expensed $2.2 million as an additional settlement amount. Pending a final appraisal of the assets to be purchased, the additional expense is subject to an adjustment.

     Kunia Well Site

      In 1980, elevated levels of certain chemicals were detected in the soil and ground water at a plantation leased by one of Fresh Del Monte’s U.S. subsidiaries in Honolulu, Hawaii (Kunia Well Site). Shortly thereafter, Fresh Del Monte’s subsidiary discontinued the use of the Kunia Well Site and provided an alternate water source to area well users and the subsidiary commenced its own voluntary cleanup operation. In 1993, the EPA identified the Kunia Well Site for potential listing on the National Priorities List (“NPL”) under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended. On December 16, 1994, the EPA issued a final rule adding the Kunia Well Site to the NPL. On September 28, 1995, Fresh Del Monte’s subsidiary entered into an order (the “Order”) with the EPA to conduct the remedial investigation and the feasibility study of the Kunia Well Site. Under the terms of the Order, Fresh Del Monte’s subsidiary submitted a remedial investigation report in November 1998 for review by the EPA. The EPA approved the remedial investigation report in February 1999. A final draft feasibility study was submitted for EPA review in December 1999 (and is updated from time to time). It is expected that the feasibility study will be finalized by the fourth quarter of 2003.

      The estimated remediation costs associated with this matter range from $5.4 million to $26.1 million, based on an updated draft of the final feasibility study submitted in October 2002. Certain portions of these estimates have been discounted using a 5% interest rate. The undiscounted estimates are between $6.9 million and $31.4 million. As a result of communications with the EPA during 2001, Fresh Del Monte recorded a charge of $15.0 million in the third quarter of 2001 to increase the recorded liability to the estimated expected future cleanup cost for the Kunia Well Site of $19.1 million. Based on conversations with the EPA during the third quarter of 2002 and consultation with Fresh Del Monte’s legal counsel and other experts, Fresh Del Monte recorded a charge of $7.0 million during the third quarter of 2002 to increase the accrual for the expected future clean up costs for the Kunia Well Site. Accordingly, an accrual of $26.1 million is included in other noncurrent liabilities in the accompanying balance sheet at December 27, 2002.

      In August of 2002, Fresh Del Monte’s subsidiary received information that additional spills of certain chemicals and DBCP may have occurred at the plantation during the 1950s and 1960s. Fresh Del Monte’s subsidiary reported this information to the EPA and submitted a plan to the EPA to investigate for potential contamination. The sampling plan was performed in October 2002. The results of the sampling plan indicated that such spills that may have occurred did not cause significant contamination and should not impact the projected remedial costs for the Kunia Well Site.

     Former Shareholders Litigation

      On November 13, 2002, Eastbrook Caribe A.V.V., an Aruba company, which claims to be an assignee of certain individuals and entities purporting to be former indirect shareholders of Fresh Del Monte’s predecessor, filed in the Supreme Court of the State of New York (“Trial Court”), County of New York, but has not served, a summons with notice purporting to assert claims against Fresh Del Monte, a subsidiary of Fresh Del Monte and certain current and former directors, officers and shareholders of Fresh Del Monte and its predecessor (the “New York Summons”).

      On December 30, 2002, Fresh Del Monte was served with a complaint filed on December 18, 2002 in the Circuit Court of the 11th Judicial Circuit in and for Miami-Dade County, Florida by 11 Mexican individuals and corporations, who claim to have been former indirect shareholders of Fresh Del Monte’s predecessor. The complaint is against Fresh Del Monte and certain current and former directors, officers and shareholders of Fresh Del Monte and its predecessor (the “Florida Complaint”).

      The New York Summons and the Florida Complaint both allege that instead of proceeding with the prospective buyer who offered superior terms, the former chairman of Fresh Del Monte’s predecessor and majority shareholder, agreed to sell the company’s predecessor to its current majority shareholder at a below market price as the result of commercial bribes allegedly paid by Fresh Del Monte’s majority shareholder and chief executive officer to Fresh Del Monte’s predecessor’s former chairman. On February 20, 2003, Fresh Del Monte filed a motion to dismiss the Florida Complaint. Fresh Del Monte believes that the allegations of the New York Summons and the Florida Complaint are entirely without merit.

      Fresh Del Monte’s subsidiaries intend to vigorously defend themselves in all of these matters. At this time, management is not able to evaluate the likelihood of a favorable or unfavorable outcome in any of the above-described matters. Accordingly, management is not able to estimate the range or amount of loss, if any, on any of the above-described matters and no accruals have been recorded as of December 27, 2002, except as previously discussed related to the Nordeste and Maui Pineapple actions.

     Other

      In addition to the foregoing, we are involved from time to time in various claims and legal actions incident to our operations, both as plaintiff and defendant. In the opinion of management, after consulting with legal counsel, none of these other claims are currently expected to have a material adverse effect on us.

Dividend Policy

      In 2002, we paid regular quarterly cash dividends of $0.05 per share for a total of $0.20 per share for the year. On February 12, 2003, our Board of Directors voted to increase our regular quarterly dividend to $0.10 per share, payable on June 4, 2003 to shareholders of record as of May 12, 2003. Because we are a holding company, our ability to pay dividends and to meet our debt service obligations depends primarily on receiving sufficient funds from our subsidiaries. Pursuant to our Revolving Credit Agreement, we may declare and pay dividends and distributions in cash solely out of and up to 50% of our net income for the fiscal year immediately preceding the year in which the dividend or distribution is paid. It is possible that countries in which one or more of our subsidiaries are located could institute exchange controls, which could prevent those subsidiaries from remitting dividends or other payments to us.

Item 9.     The Offer and Listing

Ordinary Share Prices and Related Matters

      The Company’s ordinary shares are traded solely on the New York Stock Exchange, under the symbol FDP, and commenced trading on October 24, 1997, the date of our initial public offering.

      The following table presents the high and low sales prices of our ordinary shares for the periods indicated as reported on the New York Stock Exchange Composite Tape:

	High	Low

Five most recent financial years
Year ended January 1, 1999	$23.63	$10.50
Year ended December 31, 1999	$21.00	$6.31
Year ended December 29, 2000	$9.94	$3.38
Year ended December 28, 2001	$15.95	$4.56
Year ended December 27, 2002	$29.20	$13.70

2001
First quarter	$8.89	$4.56
Second quarter	$11.08	$5.75
Third quarter	$15.95	$10.10
Fourth quarter	$15.14	$11.69

2002
First quarter	$19.60	$13.70
Second quarter	$28.79	$19.24
Third quarter	$28.49	$20.14
Fourth quarter	$29.20	$18.75

Most recent six months
September 2002	$27.15	$22.89
October 2002	$26.75	$23.98
November 2002	$29.20	$22.10
December 2002	$22.16	$18.75
January 2003	$20.24	$17.17
February 2003	$21.25	$18.96

      As of December 27, 2002, there were 56,206,012 ordinary shares outstanding. As of February 12, 2003, we believe that holders in the United States held approximately 43% of the outstanding ordinary shares.

Item 10.     Additional Information

Memorandum and Articles of Association

     Registered Office

      The registration number assigned to us by the registrar of companies in the Cayman Islands is CR-68097. Our registered office is located at Walkers House, Mary Street, P.O. Box 908 GT, Mary Street, George Town, Grand Cayman, Cayman Islands. The telephone number at that location is (345) 949-0100.

     Object and Purpose

      Paragraph 3 of our Amended and Restated Memorandum of Association (Memorandum of Association) provides that our object and purpose is to perform all corporate activities not prohibited by any law as provided by The Companies Law (2002 Revision).

     Directors

      Articles 82 and 83 of our Amended and Restated Articles of Association (“Articles of Association”) provide that a director may vote in respect of any contract or proposed contract or arrangement, notwithstanding such director’s interest and that such an interested director will not be liable to us for any profit realized through any such contract or arrangement. Article 60 provides that directors’ compensation shall from time to time be determined by the renumeration committee appointed by the board of directors in accordance with the Articles of Association. Article 74 provides that directors may exercise all of our powers to borrow money and to mortgage or charge its undertaking, property and uncalled property or any part thereof, to issue debentures, debenture stock and other securities wherever money is borrowed or as security for any of our debts, liabilities or obligations or of any third party. Such borrowing power can only be altered through an amendment of the Articles of Association. Article 61 provides that our directors are not required to own our shares in order to serve as our directors unless fixed by us at a shareholders’ meeting.

     Ordinary Shares

      The Company’s Memorandum of Association authorizes the issuance of 200,000,000 ordinary shares with a par value of $0.01 per share. Upon issuance and once payment is received, the ordinary shares are fully paid and accordingly no further capital may be called for by us from any holder of the ordinary shares outstanding. Under Cayman Islands law, non-residents may freely hold, vote and transfer ordinary shares in the same manner as Cayman Islands residents, subject to the provisions of The Companies Law (2002 Revision) and the Articles of Association. No Cayman Islands laws or regulations restrict the export or import of capital, or affect the payment of dividends to non-resident holders of the ordinary shares.

      Some provisions of our Memorandum of Association may have the effect of delaying, deterring or preventing a change in control not approved by our board of directors and contain a variety of anti-takeover provisions that could delay, deter or prevent a change in control.

     Dividends

      The holders of ordinary shares are entitled to receive, when, as if declared out of legally available funds, dividends in cash, shares or our property. We may in a general meeting declare dividends but no dividend shall exceed the amount recommended by our directors. Our directors may from time to time pay to the shareholders such interim dividends as appear to the directors to be justified from our profits.

Dividends declared on the ordinary shares will be paid ratably in proportion to the number of ordinary shares held by the holders of the ordinary shares.

     Voting

      Except as provided by statute or the Articles of Association, holders of our ordinary shares have the sole right and power to vote on all matters on which a vote of our shareholders is to be taken. At every meeting of our shareholders, each holder of the ordinary shares present in person or by proxy is entitled to cast one vote for each ordinary share standing in his or her name as of the record date for the vote.

     Liquidation

      In the case of our voluntary or involuntary liquidation, dissolution or winding-up, after payment of our creditors, our remaining assets and funds available for distribution will be divided among our shareholders and any distribution will be paid ratably to our shareholders.

     Election and Removal of Directors

      Our shareholders are entitled, by a majority vote of those present, to elect and remove directors from our board of directors. We have a classified board of directors serving staggered terms.

     Preferred Shares

      Our Memorandum of Association authorizes the issuance of 50,000,000 preferred shares with a par value of $0.01 per share. Our board of directors may, from time to time, direct the issuance of preferred shares in series and may, at the time of issue, determine the rights, preferences and limitations of each series. Satisfaction of any dividend preferences of outstanding preferred shares will reduce the amount of funds available for the payment of dividends on ordinary shares. The holders of our preferred shares may be entitled to receive a preference payment in the event of our liquidation, dissolution or winding up before any payment is made to the holders of our ordinary shares. Holders of our preferred shares may also be granted special voting rights. Under certain circumstances, the issuance of preferred shares may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by the holder of a large block of our securities or the removal of incumbent management.

     Certain Provisions of the Articles of Association Having the Effect of Delaying, Deferring or Preventing a Change in Control

      Our Articles of Association provide that shareholder action can only be taken at a general meeting of the shareholders and cannot be taken by written consent in lieu of a meeting. Our Articles of Association provide that, except as otherwise required by law, general meetings of our shareholders may only be called pursuant to a resolution adopted by a majority of our board of directors or by the chairman of our board of directors. Our shareholders are not permitted to call for a general meeting or require our board of directors to call for a meeting.

      Our Articles of Association establish an advance notice procedure for shareholder proposals to be brought before a general meeting of our shareholders, including proposed nominations of persons for election to the board of directors.

      Our shareholders at a general meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting (1) by or at the direction of our board of directors or (2) by a shareholder who was a shareholder of record on the record date of the meeting and who has given our directors timely written notice, in proper form, of the shareholder’s intention to bring that business before the meeting.

      Although our Articles of Association do not provide our board of directors the power to approve or disapprove shareholder nominations of candidates or proposals regarding other business to be conducted at our general meeting, they may have the effect of precluding the conduct of some business at our meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting solicitation proxies to elect its own slate of directors or otherwise to obtain control of us.

      Under Cayman Islands law, the affirmative vote of holders of at least two-thirds of the total votes eligible to be cast and present at any meeting and casted at our general meeting is required to amend, alter, change or repeal provisions of our Articles of Association. This requirement of a special resolution to approve amendments to our Articles of Association could enable a minority of our shareholders to exercise veto power over any such amendment.

      Our Articles of Association provide for our board of directors to be divided into three classes, as nearly equal in number as possible, serving staggered terms. Approximately one third of the board of directors will be elected each year.

Material Contracts

      Other than the contracts listed under Item 19 Exhibits, in the past two years we have not entered into any material contracts other than contracts entered into in the ordinary course of our business.

Exchange Controls

      The Articles of Association authorizes us to issue an aggregate of 200,000,000 ordinary shares with a par value of $0.01 per share. Of those 200,000,000 authorized ordinary shares, 56,217,012 shares were issued and outstanding as of February 21, 2003, all of which are fully paid or credited as fully paid. We may not call for any further capital from any holder of ordinary shares outstanding. Under Cayman Islands law, non-residents of the Cayman Islands may freely hold, vote and transfer our ordinary shares in the same manner as Cayman Islands residents, subject to the provisions of the Companies Law (2002 Revision) and our Articles of Association. No Cayman Islands laws or regulations restrict the export or import of capital or affect the payment of dividends to non-resident holders of ordinary shares.

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

     United States

      The following discussion summarizes some of the principal U.S. federal income tax considerations that may be relevant to you if you invest in ordinary shares and are a U.S. holder. You will be a U.S. holder if you are:

•	an individual who is a citizen or resident of the United States;

•	a U.S. domestic corporation; or

•	any other person that is subject to U.S. federal income tax on a net income basis in respect of its investment in ordinary shares.

      This summary deals only with U.S. holders that hold ordinary shares as capital assets. It does not address considerations that may be relevant to you if you are an investor that is subject to special tax rules, such as a bank, thrift, real estate investment trust, regulated investment company, insurance company, dealer in securities or currencies, trader in securities or commodities that elects mark-to-market treatment, person that will hold ordinary shares as a position in a “straddle” or conversion transaction, tax exempt organization, person whose “functional currency” is not the dollar, or person that holds 10% or more of our voting shares.

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

      Upon a sale, exchange or other taxable disposition of ordinary shares, you generally will recognize gain or loss for federal income tax purposes in an amount equal to the difference between (1) the sum of the amount of cash and the fair market value of any property you receive and (2) your tax basis in the ordinary shares that you dispose of. Such gain or loss will generally be long-term capital gain or loss if you have held the ordinary shares for more than one year. Net long-term capital gain recognized by an individual U.S. holder generally will be subject to a maximum rate of 20% for ordinary shares held for more than one year. A special lower rate of 18% applies to transactions after December 31, 2000 when the shares have been held more than five years. The ability of U.S. holders to offset capital losses against ordinary income is limited. Any gain generally will be treated as U.S. source income.

      You may be subject to backup withholding at a rate of 30% with respect to dividends paid on ordinary shares or the proceeds of a sale, exchange or other disposition of ordinary shares, unless you:

•	are a corporation or come within another exempt category, and, when required, you demonstrate this fact; or

•	provide a correct taxpayer identification number, certify that you are not subject to backup withholding and otherwise comply with applicable requirements of the backup withholding rules.

      Any amount withheld under these rules will be creditable against your federal income tax liability. You should consult your tax adviser regarding your qualification for exemption from backup withholding and the procedure for obtaining such an exemption if applicable.

Item 11.     Quantitative and Qualitative Disclosures About Market Risk

      We are exposed to market risk from changes in currency exchange rates and interest rates, which may adversely affect our results of operations and financial condition. We seek to minimize the risks from these currency exchange rate and interest rate fluctuations through our regular operating and financing activities and, when considered appropriate, through the use of derivative financial instruments. Our policy is to not use financial instruments for trading or other speculative purposes and is not to be a party to any leveraged financial instruments.

      We manage our currency exchange rate and interest rate risk by hedging a portion of our overall exposure using derivative financial instruments. We also have procedures to monitor the impact of market risk on the fair value of long-term debt, short-term debt instruments and other financial instruments, considering reasonably possible changes in currency exchange and interest rates.

Exchange Rate Risk

      Because we conduct our operations in many areas of the world involving transactions denominated in a variety of currencies, our results of operations as expressed in dollars may be significantly affected by fluctuations in rates of exchange between currencies. These fluctuations could be significant. Approximately 44% of our net sales in 2002 were received in currencies other than the dollar. We generally are unable to adjust our non-dollar local currency sales prices to reflect changes in exchange rates between the dollar and the relevant local currency. As a result, changes in exchange rates between the euro, Japanese yen or other currencies in which we receive sale proceeds and the dollar have a direct impact on our operating results. There is normally a time lag between our sales and collection of the related sales proceeds, exposing us to additional currency exchange rate risk.

      To reduce currency exchange rate risk, we generally exchange local currencies for dollars promptly upon receipt. We periodically enter into currency forward contracts as a hedge against a portion of our currency exchange rate exposures, however, we may decide not to enter into these contracts during any particular period. As of December 27, 2002, we had several foreign currency cash flow hedges outstanding. The fair value of these hedges as of that date was a liability of $5.4 million.

      The results of a hypothetical 10% strengthening in the average value of the dollar during 2002 relative to the other currencies in which a significant portion of our net sales are denominated would have resulted in a decrease in net sales of approximately $73 million for the year ended December 27, 2002. This calculation assumes that each exchange rate would change in the same direction relative to the dollar. In addition to the direct effects of changes in exchange rates quantified above, changes in exchange rates also affect the volume of sales. Our sensitivity analysis of the effects of changes in currency exchange rates does not factor in a potential change in sales levels or any offsetting gains on currency forward contracts.

Interest Rate Risk

      As described in Note 13 of the notes to our year-end audited consolidated financial statements, our indebtedness is primarily variable rate. We use an interest rate swap agreement to limit our exposure to short-term interest rate movements under a portion of our credit agreement.

      At December 27, 2002, our variable rate long-term debt had a carrying value of $38.9 million. The fair value of the debt approximates the carrying value because the variable rates approximate market rates. A 10% increase in the interest rate for 2002 would have resulted in a negative impact of approximately $0.3 million on our results of operations for the year ended December 27, 2002.

      At December 27, 2002, the notional amount of the interest rate swap agreement was $53.6 million. The carrying value and fair value of this agreement was a liability of $0.6 million at December 27, 2002. As a result of the low carrying value and interest rate for the interest rate swap at December 27, 2002, a hypothetical 10% increase in the period end market interest rate would not result in a material increase in the fair value of this instrument.

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

Item 15.     Controls and Procedures

      Within 90 days prior to the date of this Report, we carried out an evaluation, under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a or 15d. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective in timely alerting them to material information relating to us that is required to be included in our periodic filings with the SEC. There have been no significant changes in our internal controls or, to our knowledge, in other factors that could significantly affect those internal controls subsequent to the date we carried out our evaluation, and there have been no corrective actions with respect to significant deficiencies or material weaknesses.

Item 16.     Reserved

      Not applicable.

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

Consolidated Financial Statements

Supplemental Financial Statement Schedule

Report of Ernst & Young LLP, Independent Certified Public Accountants	S-1
Schedule II — Valuation and Qualifying Accounts	S-2

Item 19.     Exhibits

1.1	Amended and Restated Memorandum of Association of Fresh Del Monte Produce Inc. (incorporated by reference from Exhibit 3.6 to our Registration Statement on Form F-1 (File No. 333-7708)).

1.2	Amended and Restated Articles of Association of Fresh Del Monte Produce Inc. (incorporated by reference from Exhibit 3.7 to our Registration Statement on Form F-1 (File No. 333-7708)).

1.3	Specimen Certificate of ordinary shares of Fresh Del Monte Produce Inc. (incorporated by reference from Exhibit 4.1 to our Registration Statement on Form F-1 (File No. 333-7708)).

2.1	$350,000,000 Revolving Credit Agreement dated as of May 19, 1998 among Del Monte Fresh Produce (UK) Ltd., Wafer Limited, Del Monte Fresh Produce International Inc., Del Monte Fresh Produce N.A., Inc., Fresh Del Monte Produce Inc. and Global Reef Carriers Ltd. as Borrowers, the Initial Lenders, Initial Issuing Bank and Swing Line Bank, as Initial Lenders, Initial Issuing Bank and Swing Line Bank, and Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A., “Rabobank Nederland,” New York Branch, as Administrative Agent and Collateral Agent (incorporated by reference from Exhibit 2.1 to our 1998 Annual Report on Form 20-F).

2.2	Amendment and Consent dated as of December 15, 1998 to the Revolving Credit Agreement among Del Monte Fresh Produce (UK) Ltd., Wafer Limited, Del Monte Fresh Produce International Inc., Del Monte Fresh Produce N.A., Inc., Fresh Del Monte Produce Inc., Global Reefer Carriers, Ltd., the banks, financial institutions and other institutional lenders a party to the Revolving Credit Agreement (incorporated by reference from Exhibit 2.2 to our 1998 Annual Report on Form 20-F).

2.3	Second Amendment dated as of January 5, 1999 to the Revolving Credit Agreement among Del Monte Fresh Produce (UK) Ltd., Wafer Limited, Del Monte Fresh Produce International Inc., Del Monte Fresh Produce N.A., Inc., Fresh Del Monte Produce Inc., Global Reefer Carriers, Ltd., and Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A., “Rabobank Nederland,” New York Branch, as agent for the other banks, financial institutions and other institutional lenders party to the Revolving Credit Agreement (incorporated by reference from Exhibit 2.3 to our 1998 Annual Report on Form 20-F).

2.4	Amendment and Consent dated as of January 8, 1999 to the Revolving Credit Agreement among Del Monte Fresh Produce (UK) Ltd., Wafer Limited, Del Monte Fresh Produce International Inc., Del Monte Fresh Produce N.A., Inc., Fresh Del Monte Produce Inc., Global Reefer Carriers, Ltd., the banks, financial institutions and other institutional lenders a party to the Revolving Credit Agreement (incorporated by reference from Exhibit 2.4 to our 1998 Annual Report on Form 20-F).

2.5	Fourth Amendment and Consent dated as of May 1999 among Del Monte Fresh Produce (UK) Ltd., Wafer Limited, Del Monte Fresh Produce International Inc., Del Monte Fresh Produce N.A., Inc., Fresh Del Monte Produce Inc., Global Reefer Carriers, Ltd., the banks, financial institutions and other institutional lenders a party to the Revolving Credit Agreement dated as of May 19, 1998 (incorporated by reference from Exhibit 2.1 to our 1999 Annual Report on Form 20-F filed by Fresh Del Monte Produce Inc.)

2.6	Fifth Amendment and Consent dated as of May 1999 among Del Monte Fresh Produce (UK) Ltd., Wafer Limited, Del Monte Fresh Produce International Inc., Del Monte Fresh Produce N.A., Inc., Fresh Del Monte Produce Inc., Global Reefer Carriers, Ltd., the Increasing Lenders therein and Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A., “Rabobank Nederland,” New York Branch, as agent for the other banks, financial institutions and other institutional lenders a party to the Revolving Credit Agreement dated as of May 19, 1998 (incorporated by reference from Exhibit 2.2 to our 1999 Annual Report on Form 20-F filed by Fresh Del Monte Produce Inc.)

2.7	Sixth Amendment and Consent dated as of June 1999 among Del Monte Fresh Produce (UK) Ltd., Wafer Limited, Del Monte Fresh Produce International Inc., Del Monte Fresh Produce N.A., Inc., Fresh Del Monte Produce Inc., Global Reefer Carriers, Ltd., the Increasing Lenders therein and Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A., “Rabobank Nederland,” New York Branch, as agent for the other banks, financial institutions and other institutional lenders a party to the Revolving Credit Agreement dated as of May 19, 1998 (incorporated by reference from Exhibit 2.3 to our 1999 Annual Report on Form 20-F filed by Fresh Del Monte Produce Inc.)

2.8	Seventh Amendment and Consent dated as of July 1999 among Del Monte Fresh Produce (UK) Ltd., Wafer Limited, Del Monte Fresh Produce International Inc., Del Monte Fresh Produce N.A., Inc., Fresh Del Monte Produce Inc., Global Reefer Carriers, Ltd., the Increasing Lenders therein and Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A., “Rabobank Nederland,” New York Branch, as agent for the other banks, financial institutions and other institutional lenders a party to the Revolving Credit Agreement dated as of May 19, 1998 (incorporated by reference from Exhibit 2.4 to our 1999 Annual Report on Form 20-F filed by Fresh Del Monte Produce Inc.)

2.9	Eighth Amendment dated as of October 29, 1999 among Fresh Produce (UK) Ltd., Wafer Limited, Del Monte Fresh Produce International Inc., Del Monte Fresh Produce N.A., Inc., Fresh Del Monte Produce Inc., Global Reefer Carriers, Ltd., the banks, financial institutions and other institutional lenders a party to the Revolving Credit Agreement dated as of May 19, 1998 (incorporated by reference from Exhibit 4.17 to our 2000 Annual Report on Form 20-F).

61

2.2	Amendment and Consent dated as of December 15, 1998 to the Revolving Credit Agreement among Del Monte Fresh Produce (UK) Ltd., Wafer Limited, Del Monte Fresh Produce International Inc., Del Monte Fresh Produce N.A., Inc., Fresh Del Monte Produce Inc., Global Reefer Carriers, Ltd., the banks, financial institutions and other institutional lenders a party to the Revolving Credit Agreement (incorporated by reference from Exhibit 2.2 to our 1998 Annual Report on Form 20-F).

2.3	Second Amendment dated as of January 5, 1999 to the Revolving Credit Agreement among Del Monte Fresh Produce (UK) Ltd., Wafer Limited, Del Monte Fresh Produce International Inc., Del Monte Fresh Produce N.A., Inc., Fresh Del Monte Produce Inc., Global Reefer Carriers, Ltd., and Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A., “Rabobank Nederland,” New York Branch, as agent for the other banks, financial institutions and other institutional lenders party to the Revolving Credit Agreement (incorporated by reference from Exhibit 2.3 to our 1998 Annual Report on Form 20-F).

2.4	Amendment and Consent dated as of January 8, 1999 to the Revolving Credit Agreement among Del Monte Fresh Produce (UK) Ltd., Wafer Limited, Del Monte Fresh Produce International Inc., Del Monte Fresh Produce N.A., Inc., Fresh Del Monte Produce Inc., Global Reefer Carriers, Ltd., the banks, financial institutions and other institutional lenders a party to the Revolving Credit Agreement (incorporated by reference from Exhibit 2.4 to our 1998 Annual Report on Form 20-F).

2.5	Fourth Amendment and Consent dated as of May 1999 among Del Monte Fresh Produce (UK) Ltd., Wafer Limited, Del Monte Fresh Produce International Inc., Del Monte Fresh Produce N.A., Inc., Fresh Del Monte Produce Inc., Global Reefer Carriers, Ltd., the banks, financial institutions and other institutional lenders a party to the Revolving Credit Agreement dated as of May 19, 1998 (incorporated by reference from Exhibit 2.1 to our 1999 Annual Report on Form 20-F filed by Fresh Del Monte Produce Inc.)

2.6	Fifth Amendment and Consent dated as of May 1999 among Del Monte Fresh Produce (UK) Ltd., Wafer Limited, Del Monte Fresh Produce International Inc., Del Monte Fresh Produce N.A., Inc., Fresh Del Monte Produce Inc., Global Reefer Carriers, Ltd., the Increasing Lenders therein and Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A., “Rabobank Nederland,” New York Branch, as agent for the other banks, financial institutions and other institutional lenders a party to the Revolving Credit Agreement dated as of May 19, 1998 (incorporated by reference from Exhibit 2.2 to our 1999 Annual Report on Form 20-F filed by Fresh Del Monte Produce Inc.)

2.7	Sixth Amendment and Consent dated as of June 1999 among Del Monte Fresh Produce (UK) Ltd., Wafer Limited, Del Monte Fresh Produce International Inc., Del Monte Fresh Produce N.A., Inc., Fresh Del Monte Produce Inc., Global Reefer Carriers, Ltd., the Increasing Lenders therein and Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A., “Rabobank Nederland,” New York Branch, as agent for the other banks, financial institutions and other institutional lenders a party to the Revolving Credit Agreement dated as of May 19, 1998 (incorporated by reference from Exhibit 2.3 to our 1999 Annual Report on Form 20-F filed by Fresh Del Monte Produce Inc.)

2.8	Seventh Amendment and Consent dated as of July 1999 among Del Monte Fresh Produce (UK) Ltd., Wafer Limited, Del Monte Fresh Produce International Inc., Del Monte Fresh Produce N.A., Inc., Fresh Del Monte Produce Inc., Global Reefer Carriers, Ltd., the Increasing Lenders therein and Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A., “Rabobank Nederland,” New York Branch, as agent for the other banks, financial institutions and other institutional lenders a party to the Revolving Credit Agreement dated as of May 19, 1998 (incorporated by reference from Exhibit 2.4 to our 1999 Annual Report on Form 20-F filed by Fresh Del Monte Produce Inc.)

2.9	Eighth Amendment dated as of October 29, 1999 among Fresh Produce (UK) Ltd., Wafer Limited, Del Monte Fresh Produce International Inc., Del Monte Fresh Produce N.A., Inc., Fresh Del Monte Produce Inc., Global Reefer Carriers, Ltd., the banks, financial institutions and other institutional lenders a party to the Revolving Credit Agreement dated as of May 19, 1998 (incorporated by reference from Exhibit 4.17 to our 2000 Annual Report on Form 20-F).

2.10	Ninth Amendment and Consent dated as of May 10, 2000 among Del Monte Fresh Produce (UK) Ltd., Wafer Limited, Del Monte Fresh Produce International Inc., Del Monte Fresh Produce N.A., Inc., Fresh Del Monte Produce Inc., Global Reefer Carriers, Ltd., the banks, financial institutions and other institutional lenders a party to the Revolving Credit Agreement dated as of May 19, 1998 (incorporated by reference from Exhibit 4.18 to our 2000 Annual Report on Form 20-F).

2.11	Tenth Amendment and Consent dated as of September 25, 2000 among Del Monte Fresh Produce (UK) Ltd., Wafer Limited, Del Monte Fresh Produce International Inc., Del Monte Fresh Produce N.A., Inc., Fresh Del Monte Produce Inc., Global Reefer Carriers, Ltd., banks, financial institutions and other institutional lenders a party to the Revolving Credit Agreement dated as of May 19, 1998 (incorporated by reference from Exhibit 4.19 to our 2000 Annual Report on Form 20-F).

2.12	Eleventh Amendment and Consent dated as of November 15, 2002 among Del Monte Fresh Produce (UK) Ltd., Wafer Limited, Del Monte Fresh Produce International Inc., Del Monte Fresh Produce N.A., Inc., Fresh Del Monte Produce Inc., Global Reefer Carriers, Ltd., banks, financial institutions and other institutional lenders a party to the Revolving Credit Agreement dated as of May 19, 1998.*

4.1	License Agreement, dated as of December 5, 1989, between Del Monte Corporation and Wafer Limited (the “DMC-Wafer License”) (incorporated by reference from Exhibit 10.3 to our Registration Statement on Form F-1 (File No. 333-7708)).

4.2	License Agreement, dated as of December 5, 1989, between Del Monte Corporation and Del Monte Tropical Fruit Company, North America (the “NAJ License”) (incorporated by reference from Exhibit 10.4 to our Registration Statement on Form F-1 (File No. 333-7708)).

4.3	License Agreement, dated as of December 5, 1989, between Del Monte Corporation and Del Monte Fresh Fruit International, Inc. (incorporated by reference from Exhibit 10.5 to our Registration Statement on Form F-1 (File No. 333-7708)).

4.4	Amendment No. 1 to DMC-Wafer License, dated as of October 12, 1992, between Del Monte Corporation and Wafer Limited (incorporated by reference from Exhibit 10.6 to our Registration Statement on Form F-1 (File No. 333-7708)).

4.5	Amendment No. 1 to NAJ License, dated as of October 12, 1992, between Del Monte Corporation and Del Monte Fresh Produce N.A., Inc. (incorporated by reference from Exhibit 10.7 to our Registration Statement on Form F-1 (File No. 333-7708)).

4.6	Amendment No. 1 to Direct DMC-DMFFI License, dated as of October 12, 1992, between Del Monte Corporation and Del Monte Fresh Produce International, Inc. (incorporated by reference from Exhibit 10.8 to our Registration Statement on Form F-1 (File No. 333-7708)).

4.7	Registration Rights Agreement dated as of October 15, 1997 by and between Fresh Del Monte and FG Holdings Limited (incorporated by reference from Exhibit 10.9 to our Registration Statement on Form F-1 (File No. 333-7708)).

4.8	Strategic Alliance Agreement dated as of August 29, 1997 by and between the Registrant and IAT Group Inc. (incorporated by reference from Exhibit 10.10 to Registration Statement on Form F-1 (File No. 333-7708) filed by Fresh Del Monte Produce Inc.)

4.9	Fresh Del Monte Produce Inc. 1997 Share Incentive Plan (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-8 (File No. 333-7870)).

4.10	Fresh Del Monte Produce Inc. Post-Effective Amendment No. 1 to Form S-8 (File No. 333-7870).

4.11	Fresh Del Monte Produce Inc. 1999 Share Incentive Plan (incorporated by reference to Exhibit 4 to the Company’s Registration Statement on Form S-8 (File No. 333-10400)).

4.12	Amendment No. 1 to the Fresh Del Monte Produce Inc. 1999 Share Incentive Plan (incorporated by reference to Exhibit 4 to the Company’s Registration Statement on Form S-8 (File No. 333-87606).

4.13	Standard Fruit and Vegetable Co., Inc. Stock Purchase Agreement, dated as of January 27, 2003, between Del Monte Fresh Produce N.A., Inc and Standard Fruit and Vegetable Co., Inc. et al.*

8.1	List of Subsidiaries.*

10.1	Consent of Ernst & Young LLP.*

99.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

99.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

*	Filed herewith

SIGNATURES

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report on Form 20-F or amendments thereto to be signed on its behalf by the undersigned, thereunto duly authorized.

FRESH DEL MONTE PRODUCE INC.

Date: February 26, 2003	By: /s/ HANI EL-NAFFY Hani El-Naffy President and Chief Operating Officer

By: /s/ JOHN F. INSERRA John F. Inserra Executive Vice President and Chief Financial Officer

CERTIFICATION

I, Mohammad Abu-Ghazaleh, certify that:

1.	I have reviewed this Annual Report on Form 20-F of Fresh Del Monte Produce Inc.;

2.	Based on my knowledge, this Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Annual Report;

3.	Based on my knowledge, the financial statements, and other financial information included in this Annual Report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Annual Report;

4.	The registrant’s other certifying officer and I:

a)	are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant;

b)	have designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Annual Report is being prepared;

c)	have evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this Annual Report (the “Evaluation Date”); and

d)	have presented in this Annual Report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officer and I have indicated in this Annual Report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of my most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: February 26, 2003	By: /s/ MOHAMMAD ABU-GHAZALEH Mohammad Abu-Ghazaleh Chairman of the Board, Director and Chief Executive Officer

CERTIFICATION

I, John F. Inserra, certify that:

1.	I have reviewed this Annual Report on Form 20-F of Fresh Del Monte Produce Inc.;

2.	Based on my knowledge, this Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Annual Report;

3.	Based on my knowledge, the financial statements, and other financial information included in this Annual Report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Annual Report;

4.	The registrant’s other certifying officer and I:

a)	are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant;

b)	have designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Annual Report is being prepared;

c)	have evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this Annual Report (the “Evaluation Date”); and

d)	have presented in this Annual Report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officer and I have indicated in this Annual Report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of my most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: February 26, 2003	By: /s/ JOHN F. INSERRA John F. Inserra
Executive Vice President and Chief Financial Officer

Report of Independent Certified Public Accountants

Board of Directors and Shareholders
Fresh Del Monte Produce Inc.

We have audited the accompanying consolidated balance sheets of Fresh Del Monte Produce Inc. and subsidiaries as of December 27, 2002 and December 28, 2001, and the related consolidated statements of income, cash flows and shareholders’ equity for each of the three years in the period ended December 27, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Fresh Del Monte Produce Inc. and subsidiaries at December 27, 2002 and December 28, 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 27, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 7 to the consolidated financial statements, the Company changed its method of accounting for goodwill and other intangible assets to conform to Statement of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets.”

/s/ ERNST & YOUNG LLP
Miami, Florida February 10, 2003, except for the third paragraph of Note 24, as to which the date is February 12, 2003

FRESH DEL MONTE PRODUCE INC.

AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in millions)

	December 27,	December 28,
	2002	2001

Assets

Current assets:
Cash and cash equivalents	$9.5	$13.0
Trade accounts receivable, net of allowance of $17.8 and $13.9, respectively	162.4	141.2
Advances to growers and other receivables, net of allowance of $16.7 and $13.5, respectively	34.7	39.7
Inventories	188.4	178.5
Deferred income taxes	4.8	3.4
Prepaid expenses and other current assets	9.4	9.5

Total current assets	409.2	385.3

Investments in and advances to unconsolidated companies	23.0	42.9
Property, plant and equipment, net	703.9	658.1
Deferred income taxes	22.5	18.9
Other noncurrent assets	22.3	37.0
Goodwill	81.9	77.0

Total assets	$1,262.8	$1,219.2

See accompanying notes

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (continued)

(U.S. dollars in millions, except share data)

	December 27,	December 28,
	2002	2001

Liabilities and shareholders’ equity

Current liabilities:
Notes payable to banks	$—	$1.2
Accounts payable and accrued expenses	231.0	186.2
Current portion of long-term debt and capital lease obligations	40.0	49.9
Deferred income taxes	8.6	9.6
Income taxes payable	26.2	12.7

Total current liabilities	305.8	259.6

Long-term debt	31.1	267.4
Capital lease obligations	16.2	14.8
Retirement benefits	59.2	53.2
Other noncurrent liabilities	56.7	41.0
Deferred income taxes	26.0	20.4

Total liabilities	495.0	656.4

Minority interest	8.3	12.3

Commitments and contingencies

Shareholders’ equity:
Preferred shares, $0.01 par value; 50,000,000 shares authorized; none issued or outstanding	—	—
Ordinary shares, $0.01 par value; 200,000,000 shares authorized; 56,206,012 and 54,091,650 shares issued and outstanding	0.6	0.5
Paid-in capital	355.3	329.7
Retained earnings	420.5	236.4
Accumulated other comprehensive loss	(16.9)	(16.1)

Total shareholders’ equity	759.5	550.5

Total liabilities and shareholders’ equity	$1,262.8	$1,219.2

See accompanying notes

FRESH DEL MONTE PRODUCE INC.

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(U.S. dollars in millions, except share and per share data)

	Year ended

	December 27,	December 28,	December 29,
	2002	2001	2000

Net sales	$2,090.5	$1,928.0	$1,859.3
Cost of products sold	1,753.8	1,645.1	1,692.4

Gross profit	336.7	282.9	166.9

Selling, general and administrative expenses	102.7	89.4	80.9
Amortization of goodwill	—	3.4	3.4
Provision for Kunia Well Site	7.0	15.0	—
Asset impairment charges	12.6	10.2	—

Operating income	214.4	164.9	82.6

Interest expense	15.7	32.1	43.2
Interest income	0.7	2.1	2.7
Other income (loss), net	20.5	(12.2)	(6.1)

Income before provision for income taxes and cumulative effect of change in accounting principle	219.9	122.7	36.0
Provision for income taxes	18.6	26.5	2.9

Income before cumulative effect of change in accounting principle	201.3	96.2	33.1
Cumulative effect of change in accounting principle	(6.1)	—	—

Net income	$195.2	$96.2	$33.1

Net income per share — Basic:
Income before cumulative effect of change in accounting principle	$3.63	$1.79	$0.62
Cumulative effect of change in accounting principle	(0.11)	—	—

Net income per share — Basic	$3.52	$1.79	$0.62

Net income per share — Diluted:
Income before cumulative effect of change in accounting principle	$3.56	$1.77	$0.62
Cumulative effect of change in accounting principle	(0.11)	—	—

Net income per share — Diluted	$3.45	$1.77	$0.62

Dividends declared per ordinary share	$0.20	$—	$—

Weighted average number of ordinary shares outstanding:
Basic	55,445,106	53,856,392	53,763,600
Diluted	56,538,659	54,414,868	53,764,383

See accompanying notes

FRESH DEL MONTE PRODUCE INC.

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in millions)

	Year ended

	December 27,	December 28,	December 29,
	2002	2001	2000

Operating activities:
Net income	$195.2	$96.2	$33.1
Adjustments to reconcile net income to net cash provided by operating activities:
Goodwill amortization	—	3.4	3.4
Depreciation and amortization other than goodwill	59.4	57.0	53.6
Amortization of debt issuance cost	2.3	2.0	1.7
Non-cash stock based compensation expense	0.9	—	—
Cumulative effect of change in accounting principle	6.1	—	—
Provision for Kunia Well Site	7.0	15.0	—
Asset impairment charges	12.6	10.2	—
Deferred credit vessel leases	—	—	(2.9)
Gain on sale of equity investment	(8.7)	—	—
Equity in earnings of unconsolidated companies, net of dividends	2.9	(1.6)	(1.4)
Unrealized loss on available-for-sale marketable securities	—	0.1	5.2
Deferred income taxes	(0.4)	(0.8)	(2.8)
Other, net	(4.3)	3.1	1.4
Changes in operating assets and liabilities, net of effects of acquisitions:
Receivables	(17.0)	16.2	(10.6)
Inventories	(11.5)	10.5	7.4
Prepaid expenses and other current assets	—	(3.1)	6.9
Accounts payable and accrued expenses	54.6	(0.3)	(2.5)
Other noncurrent assets and liabilities	12.3	22.3	6.0

Net cash provided by operating activities	311.4	230.2	98.5

See accompanying notes

FRESH DEL MONTE PRODUCE INC.

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

(U.S. dollars in millions)

	Year ended

	December 27,	December 28,	December 29,
	2002	2001	2000

Investing activities:
Capital expenditures	$(63.4)	$(55.9)	$(75.5)
Capital expenditures due to Hurricane Mitch, net of insurance proceeds	—	—	(3.1)
Proceeds from sale of equity investment	30.0	—	—
Proceeds from sale of assets	6.8	1.4	5.9
Purchase of subsidiaries, net of cash acquired	(41.9)	(13.8)	(9.9)
Other investing activities, net	0.2	1.7	1.4

Net cash used in investing activities	(68.3)	(66.6)	(81.2)

Financing activities:
Proceeds from long-term debt	346.5	256.0	273.5
Payments on long-term debt	(601.8)	(413.2)	(307.8)
Proceeds from short-term borrowings	—	2.2	5.8
Payments on short-term borrowings	(3.5)	(6.8)	(8.5)
Proceeds from stock options exercised	24.8	2.6	—
Payment of cash dividends	(11.1)	—	—
Other financing activities, net	(3.2)	(2.4)	(0.7)

Net cash used in financing activities	(248.3)	(161.6)	(37.7)

Effect of exchange rate changes on cash and cash equivalents	1.7	0.4	(0.2)

Cash and cash equivalents:
Net change	(3.5)	2.4	(20.6)
Beginning balance	13.0	10.6	31.2

Ending balance	$9.5	$13.0	$10.6

Supplemental non-cash activities:
Capital lease obligations for new assets	$11.9	$4.4	$13.9

See accompanying notes

FRESH DEL MONTE PRODUCE INC.

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(U.S. dollars in millions, except share data)

					Accumulated
	Ordinary				Other	Total
	Shares	Ordinary	Paid-in	Retained	Comprehensive	Shareholders’
	Outstanding	Shares	Capital	Earnings	Loss	Equity

Balance at December 31, 1999	53,763,600	$0.5	$327.1	$107.1	$(8.9)	$425.8
Comprehensive income:
Net income	—	—	—	33.1	—	33.1
Unrealized loss on available-for-sale marketable securities, net of reclassification for losses of $5.2 included in net income	—	—	—	—	3.6	3.6
Currency translation adjustment	—	—	—	—	(5.3)	(5.3)

Comprehensive income						31.4

Balance at December 29, 2000	53,763,600	0.5	327.1	140.2	(10.6)	457.2
Issuance of ordinary shares upon exercise of stock options	328,050	—	2.6	—	—	2.6
Comprehensive income:
Net income	—	—	—	96.2	—	96.2
Unrealized loss on available-for-sale marketable securities, net of reclassification for losses of $0.1 included in net income	—	—	—	—	0.1	0.1
Currency translation adjustment	—	—	—	—	(3.3)	(3.3)
Unrealized loss on derivatives	—	—	—	—	(2.3)	(2.3)

Comprehensive income						90.7

Balance at December 28, 2001	54,091,650	0.5	329.7	236.4	(16.1)	550.5
Issuance of ordinary shares upon exercise of stock options	2,114,362	0.1	24.7	—	—	24.8
Non-cash compensation expense	—	—	0.9	—	—	0.9
Dividend	—	—	—	(11.1)	—	(11.1)
Comprehensive income:
Net income	—	—	—	195.2	—	195.2
Currency translation adjustment	—	—	—	—	3.2	3.2
Unrealized loss on derivatives, net of reclassification for losses of $0.1 included in net income	—	—	—	—	(2.8)	(2.8)
Minimum pension liability	—	—	—	—	(1.2)	(1.2)

Comprehensive income						194.4

Balance at December 27, 2002	56,206,012	$0.6	$355.3	$420.5	$(16.9)	$759.5

See accompanying notes

FRESH DEL MONTE PRODUCE INC.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. General

Fresh Del Monte Produce Inc. (“Fresh Del Monte”) was incorporated under the laws of the Cayman Islands on August 29, 1996 and is 47.9% owned by IAT Group Inc., which is 100% beneficially owned by members of the Abu-Ghazaleh family. In addition, members of the Abu-Ghazaleh family directly own 8.7% of the outstanding ordinary shares of Fresh Del Monte.

Fresh Del Monte and its subsidiaries are engaged primarily in the worldwide production, transportation and marketing of fresh produce. Fresh Del Monte and its subsidiaries source their products, bananas, pineapples, melons, grapes, non-tropical fruit (including citrus, apples, pears, peaches, plums, nectarines, apricots and kiwi), plantains, Vidalia® sweet onions and various greens, primarily from Central, South and North America and the Philippines. Fresh Del Monte also sources products from North America, Africa and Europe and distributes its products in Europe, the Asia-Pacific region and South America. Products are sourced from company-owned farms, through joint venture arrangements and through supply contracts with independent growers.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Fresh Del Monte and its majority owned subsidiaries which Fresh Del Monte controls. Fresh Del Monte’s fiscal year end is the last Friday of the calendar year or the first Friday subsequent to the end of the calendar year, whichever is closest to the end of the calendar year. All significant intercompany accounts and transactions have been eliminated in consolidation.

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

FRESH DEL MONTE PRODUCE INC.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

2. Summary of Significant Accounting Policies (continued)

Growing Crops

Expenditures on pineapple, melon, grape and non-tropical fruit growing crops are valued at the lower of cost or market and are deferred and charged to cost of products sold when the related crop is harvested and sold. The deferred growing costs consist primarily of land preparation, cultivation, irrigation and fertilization costs. Expenditures related to banana crops are expensed in the year incurred due to the continuous nature of the crop.

Investments in Unconsolidated Companies

Investments in unconsolidated companies are accounted for under the equity method of accounting for investments in 20% to 50% owned companies and for investments in over 50% owned companies over which Fresh Del Monte does not have control.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation is recorded following the straight-line method over the estimated useful lives of the assets, which range from 10 to 40 years for buildings, 5 to 20 years for ships and containers, 2 to 20 years for machinery and equipment, 5 to 7 years for furniture, fixtures and office equipment and 5 years for automotive equipment. Leasehold improvements are amortized over the life of the lease, or the related asset, whichever is shorter. When assets are retired or disposed of, the costs and accumulated depreciation or amortization are removed from the respective accounts and any related gain or loss is recognized. Maintenance and repairs are charged to expense when incurred. Significant expenditures, which extend useful lives of assets, are capitalized. Interest is capitalized as part of the cost of construction. Costs related to land improvements for bananas, pineapples, grapes and non-tropical fruit and other agricultural projects are deferred during the formative stage and are amortized over the estimated life of the project.

Goodwill

Prior to December 29, 2001, goodwill had been amortized on a straight-line basis over its estimated useful life, which ranged from 10 to 40 years. In July 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, “Business Combinations” (“SFAS No. 141”) and No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”). Effective December 29, 2001, Fresh Del Monte adopted SFAS No. 142. Under SFAS No. 142, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed for impairment annually, or more frequently if indicators arise. Separable intangible assets that are not deemed to have indefinite lives will continue to be amortized over their useful lives. As prescribed by SFAS No. 142, Fresh Del Monte completed the transitional goodwill impairment test by the second quarter of 2002. This review resulted in a non-cash impairment charge of $6.1 million for goodwill related to the other fresh produce reporting segment. This non-cash charge has been accounted for as a cumulative effect of a change in accounting principle for the year ended December 27, 2002 (see Note 7).

FRESH DEL MONTE PRODUCE INC.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

2. Summary of Significant Accounting Policies (continued)

Impairment of Long-Lived Assets

Effective December 29, 2001, Fresh Del Monte adopted Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”). SFAS No. 144 superseded Statement of Financial Accounting Standards No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of” (“SFAS No. 121”) and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, “Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions,” (“APB No. 30”) for the disposal of a segment of a business. Consistent with SFAS No. 121, SFAS No. 144 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amount. Based on the continued operating losses and decline in the estimated fair value of certain distribution facilities and other property in South Africa, South America and Central America, primarily related to the other fresh produce segment, a charge of $12.6 million for impairment of long-lived assets was recorded for the year ended December 27, 2002 and is included under the caption “Asset impairment charges.” The fair value of these assets was determined based on discounted future cash flows or appraisals from third parties. In 2001, in accordance with SFAS No. 121, Fresh Del Monte recorded a charge of $10.2 million for impairment of long-lived assets related primarily to property, plant and equipment to be disposed of or abandoned in South and North America in the banana and the other fresh produce segments.

There are numerous uncertainties and inherent risks in the fresh produce business, such as but not limited to general economic conditions, actions of competitors, ability to manage growth, actions of regulatory authorities, pending investigations and/or litigation, customer demand and risk relating to international operations. Adverse effects from these risks may result in adjustments to the carrying value of Fresh Del Monte’s assets and liabilities in the future.

Revenue Recognition

Revenue is recognized on sales of products when the customer receives title to the goods, generally upon delivery and when collectibility is reasonably assured.

Cost of Products Sold

Cost of products sold includes the cost of produce, packaging materials, labor, depreciation, overhead, transportation and other distribution costs, including handling costs incurred to deliver fresh produce to the customer.

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

FRESH DEL MONTE PRODUCE INC.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

2. Summary of Significant Accounting Policies (continued)

Environmental Remediation Liabilities

Losses associated with environmental remediation obligations are accrued when such losses are probable and can be reasonably estimated. Fresh Del Monte recorded provisions of $7.0 million and $15.0 million in 2002 and 2001, respectively, related to the environmental remediation for the Kunia Well Site (see Note 19).

Currency Translation

For Fresh Del Monte’s operations in countries that are not highly inflationary and where the functional currency is other than the U.S. dollar, balance sheet amounts are translated using the exchange rate in effect at the balance sheet date. Income statement amounts are translated monthly using the average daily exchange rate for the respective month. The gains and losses resulting from the changes in exchange rates from year to year are recorded as a component of accumulated other comprehensive income or loss as currency translation adjustments.

For Fresh Del Monte’s operations where the functional currency is the U.S. dollar or where the operations are located in highly inflationary countries, non-monetary balance sheet amounts are translated at historical exchange rates. Other balance sheet amounts are translated at the exchange rates in effect at the balance sheet date. Income statement accounts, excluding depreciation, are translated at the average exchange rate for the year. These remeasurement adjustments are included in the determination of net income under the caption “Other income (loss), net.”

Other income (loss), net in the accompanying consolidated statements of income includes approximately $6.7 million in net gains on foreign exchange for 2002 and $12.9 million and $4.7 million in net losses on foreign exchange for 2001 and 2000, respectively. These amounts include the effect of foreign currency remeasurement, realized foreign currency transaction gains and losses and changes in the value of foreign currency denominated accounts receivable and accounts payable and related forward contracts.

Stock Based Compensation

As permitted under Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FAS 123” (“SFAS No. 148”), which amended Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”), Fresh Del Monte has chosen to account for its Stock Plan under the intrinsic value method as allowed by Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”) and related interpretations. Under APB No. 25, because the exercise price of Fresh Del Monte’s employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recorded (except as discussed in Note 17). SFAS No. 148 requires disclosure of the estimated fair value of employee stock options granted and pro forma financial information assuming compensation expense was recorded using these fair values.

FRESH DEL MONTE PRODUCE INC.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

2. Summary of Significant Accounting Policies (continued)

Derivative Financial Instruments

Effective December 30, 2000, Fresh Del Monte adopted Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”), as amended by Statement of Financial Accounting Standards No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities” (“SFAS No. 138”). SFAS No. 133, as amended, requires the recognition of all derivative instruments as either assets or liabilities on the balance sheet measured at fair value and establishes new accounting rules for the hedging instrument depending on the nature of the hedge relationship. A fair value hedge requires that the effective portion of the change in the fair value of a derivative instrument be offset against the change in the fair value of the underlying asset, liability, or firm commitment being hedged through earnings. A cash flow hedge requires that the effective portion of the change in the fair value of a derivative instrument be recognized in other comprehensive income, a component of shareholders’ equity, and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The ineffective portion of a derivative instrument’s change in fair value is immediately recognized in earnings. Terminations of derivatives designated as hedges are immediately recognized in earnings. The consolidated financial statements for the years ended December 27, 2002 and December 28, 2001 comply with the provisions required by SFAS No. 133, while the consolidated financial statements for the year ended on or before December 29, 2000 were prepared in accordance with the applicable professional literature for derivatives and hedging instruments in effect at that time.

Reclassifications

Certain amounts from 2001 and 2000 have been reclassified to conform to the 2002 presentation.

New Accounting Pronouncements

In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN No. 46”), to expand upon and strengthen existing accounting guidance that addresses when a company should include in its financial statements the assets, liabilities and activities of another entity. Until now, one company generally has included another entity in its consolidated financial statements only if it controlled the entity through voting interests. FIN No. 46 changes that by requiring a variable interest entity, as defined, to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. FIN No. 46 also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of FIN No. 46 apply immediately to variable interest entities created after January 31, 2003 and to older entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply to all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. Fresh Del Monte is currently evaluating the requirements and impact of FIN No. 46 and believes it will not have a material impact on its financial position, results of operations or cash flows.

FRESH DEL MONTE PRODUCE INC.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

2. Summary of Significant Accounting Policies (continued)

In December 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FAS 123” (“SFAS No. 148”). This statement amends SFAS No. 123, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation and amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition guidance and annual disclosure provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002, with earlier application permitted in certain circumstances. As of December 27, 2002, Fresh Del Monte has adopted SFAS No. 148 by electing to continue to follow the intrinsic value method of accounting for stock-based employee compensation under APB No. 25 and enhancing financial statement disclosures of the effect on net income and earnings per share of fair value provisions as if SFAS No. 123 had been applied.

In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). The interpretation elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under the guarantee and must disclose that information in its interim and annual financial statements. The provisions related to recognizing a liability at inception of the guarantee for the fair value of the guarantor’s obligations does not apply to product warranties or to guarantees accounted for as derivatives. The initial recognition and initial measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements of periods ending after December 15, 2002. Fresh Del Monte will adopt FIN No. 45 effective December 28, 2002 and believes that adoption of the recognition and measurement provisions of FIN No. 45 will not have a material impact on its financial position, results of operations or cash flows.

On July 30, 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS No. 146”). The statement requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or a disposal plan. Examples of costs covered by the statement include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. Fresh Del Monte will adopt SFAS No. 146 effective December 28, 2002 and expects the adoption of this standard will not have a material impact on its financial position, results of operations or cash flows.

In April 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards Statement No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections” (“SFAS No. 145”). Among other provisions, SFAS No. 145 rescinds SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt.” Accordingly, gains or losses from extinguishments of debt are not reported as extraordinary items unless the extinguishment qualifies as an extraordinary item under the criteria of APB No. 30. SFAS No. 145 is effective for fiscal years beginning after May 15, 2002. Fresh Del Monte will adopt SFAS No. 145 effective December 28,

FRESH DEL MONTE PRODUCE INC.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

2. Summary of Significant Accounting Policies (continued)

2002 and does not expect the adoption will have a material impact on its financial position, results of operations or cash flows.

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations” (“SFAS No. 143”). This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development or normal use of the asset. As used in SFAS No. 143, a legal obligation results from existing law, statute, ordinance, written or oral contract, or by legal construction of a contract under the doctrine of promissory estoppel. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. Fresh Del Monte will adopt SFAS No. 143 effective December 28, 2002 and is in process of evaluating the impact of adoption on its financial position, results of operations or cash flows.

3. Acquisitions and Dispositions

U.K. Fresh-Cut Acquisition

On June 26, 2002, Fresh Del Monte acquired certain assets of U.K.-based Fisher Foods Limited’s chilled division (“U.K. Fresh-Cut”) from its administrative receivers. The acquisition includes three facilities dedicated to chilled fresh-cut produce, and bagged and prepared salads such as coleslaw and potato salad and accelerates Fresh Del Monte’s growth in the fresh-cut category. The total consideration paid in connection with the U.K. Fresh-Cut acquisition was approximately $37.2 million in cash. The assets acquired consisted primarily of property, plant and equipment. The acquisition has been accounted for as a purchase under SFAS No. 141, and accordingly, the purchase price was allocated to the assets acquired and liabilities assumed. The excess of the purchase price over the fair value of the assets acquired and liabilities assumed amounted to $9.5 million and was recorded as goodwill and is being accounted for under SFAS No. 142. Effective June 28, 2002, the operating results of the U.K. Fresh-Cut operations were consolidated with the operating results of Fresh Del Monte. The following table summarizes the estimated fair values of the tangible assets acquired and liabilities assumed at the date of acquisition (U.S. dollars in millions):

Current assets	$2.4
Property and equipment	27.0
Current liabilities	(1.7)

Net assets acquired	$27.7

FRESH DEL MONTE PRODUCE INC.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

3. Acquisitions and Dispositions (continued)

The following unaudited pro forma information presents a summary of the consolidated results of operations of Fresh Del Monte as if the U.K. Fresh-Cut acquisition had occurred on December 30, 2000 (U.S. dollars in millions, except share and per share data):

	Year ended

	December 27, 2002	December 28, 2001

Net sales	$2,144.7	$2,036.1
Income before cumulative effect of change in accounting principle	$201.9	$100.8
Net income	$195.8	$100.8
Diluted per share income before cumulative effect of change in accounting principle	$3.57	$1.85
Diluted net income per share	$3.46	$1.85
Number of ordinary shares used in computation	56,538,659	54,414,868

The unaudited pro forma results have been prepared for comparison purposes only and do not purport to be indicative of the actual results of operations which would have resulted had the acquisition occurred on December 30, 2000 and may not be indicative of future results of operations.

National Poultry

In 2002, Fresh Del Monte acquired, from minority shareholders, an additional 9.6% of the outstanding common stock in National Poultry Company PLC (“National Poultry”), a publicly traded company in Jordan, engaged in the poultry business. Of the additional interest acquired, 5% was purchased from an individual related to a member of the Abu-Ghazaleh family. The total consideration paid was $4.7 million. This additional acquisition was accounted for using the purchase method of accounting and, accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on estimates of their underlying fair values. The excess of the purchase price over the fair value of the net assets acquired of $1.1 million was recorded as goodwill and is being accounted for under SFAS No. 142.

Agricola Villa Alegre

In June 2001, a subsidiary of Fresh Del Monte, which owned a 50% interest in Agricola Villa Alegre Limitada (“Villa Alegre”), a producer of grapes and non-tropical fruit in Chile, acquired the remaining 50% interest in Villa Alegre. The total consideration paid in connection with the acquisition of the remaining 50% interest was $13.8 million in cash and the assumption of approximately $2.7 million in short-term debt. The acquisition was accounted for using the purchase method of accounting and, accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on appraisals and other estimates of their underlying fair values. For the period prior to the acquisition, Fresh Del Monte accounted for the earnings from its original 50% investment in Villa Alegre using the equity method of accounting (see Note 5). Effective June 29, 2001, the operating results of Villa Alegre were consolidated with the operating results of Fresh Del Monte.

FRESH DEL MONTE PRODUCE INC.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

3. Acquisitions and Dispositions (continued)

The following unaudited pro forma information presents a summary of consolidated results of operations of Fresh Del Monte as if the acquisition of the remaining 50% interest in Villa Alegre had occurred on January 1, 2000 (U.S dollars in millions, except share and per share data):

	Year ended

	December 28, 2001	December 29, 2000

Net sales	$1,928.0	$1,859.3
Net income	95.8	32.7
Diluted net income per share	$1.76	$0.61
Number of ordinary shares used in computation	54,414,868	53,764,383

The unaudited pro forma results have been prepared for comparison purposes only and do not purport to be indicative of the actual results of operations which would have resulted had the acquisition of the remaining 50% interest in Villa Alegre occurred on January 1, 2000, and may not be indicative of future results of operations.

Belgian Acquisition

On January 14, 1999, Fresh Del Monte acquired all of the outstanding shares of Banana Marketing Belgium N.V. (“BMB”) and executed a long-term banana purchase agreement with a subsidiary of C.I. Banacol S.A. (“Banacol”). Banacol is a significant producer of bananas and BMB was Banacol’s exclusive marketing company in Europe.

The total consideration paid in connection with the acquisition of BMB was $58.7 million. The acquisition was accounted for using the purchase method of accounting and, accordingly, the purchase price was allocated to the assets acquired of $36.9 million, consisting primarily of European banana import licenses, based on an appraisal. The value assigned to the banana import licenses is included in other noncurrent assets and was being amortized over their estimated life of five years. On May 12, 2001, the European Commission adopted a new regulation, which implemented a banana import system based on an agreement reached by the European Union with the U.S. government. The new system became effective July 1, 2001 and maintains the use of the banana import licenses until December 31, 2005. Based on this new system, Fresh Del Monte extended the amortization period of the banana import licenses acquired through December 31, 2005. The excess of the purchase price over the fair value of net assets acquired of $21.8 million was classified as goodwill and is being accounted for under SFAS No. 142.

The change in the amortization period of the Belgian licenses resulted in a reduction in amortization expense of $1.9 million or $0.03 per diluted share for 2001.

Sale of Interfrucht

On September 30, 2002, Fresh Del Monte entered into a sale and purchase agreement to sell its 80% non-controlling interest in Internationale Fruchtimport Gesellschaft Weichert & Co. (“Interfrucht”), a Northern European distributor of fresh fruit and other produce with an ownership transfer date of December 31, 2002. The transaction closed on December 13, 2002. The sale of the 80% non-controlling interest in Interfrucht will enable Fresh Del Monte to control the direct marketing of its products in the Northern European region.

FRESH DEL MONTE PRODUCE INC.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

3. Acquisitions and Dispositions (continued)

In conjunction with this agreement, Fresh Del Monte entered into agreements to purchase annually 3.4 million European banana import licenses starting in January 2003 through the termination of the European banana import license regime. The European banana import license regime is scheduled to end on December 31, 2005. Of the 3.4 million banana import licenses, 1.8 million will be purchased directly from Interfrucht, resulting in a partial deferral of the gain on the sale of the investment. The present value of the license payments to be made to Interfrucht over the three-year period is $12.9 million and has been recorded as a deferred gain to be amortized through December 31, 2005.

Also in connection with the agreement, Fresh Del Monte purchased the remaining interest in a vessel owned by Interfrucht for $2.8 million. The amount paid represents the fair value of the remaining 20% of the vessel not already owned by Fresh Del Monte.

The proceeds from the sale were $30.0 million. The pre-tax and after-tax gain on the sale in excess of the present value of the license payments was $8.7 million and $4.2 million, respectively.

4. Inventories

Inventories consisted of the following (U.S. dollars in millions):

	December 27,	December 28,
	2002	2001

Fresh produce, principally in-transit	$54.7	$44.1
Raw materials and packaging supplies	67.1	70.0
Growing crops	66.6	64.4

	$188.4	$178.5

5. Investments in Unconsolidated Companies

Fresh Del Monte utilizes the equity method of accounting for investments in 20% to 50% owned companies and for investments in over 50% owned companies over which Fresh Del Monte does not have control. Investments in unconsolidated companies accounted for under the equity method amounted to $21.9 million and $41.3 million at December 27, 2002 and December 28, 2001, respectively. At December 27, 2002 and December 28, 2001, net amounts receivable from unconsolidated companies amounted to $6.1 million and $6.8 million, respectively.

FRESH DEL MONTE PRODUCE INC.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

5. Investments in Unconsolidated Companies (continued)

Investments in unconsolidated companies consisted of the following at December 27, 2002 and December 28, 2001:

		Ownership
Company	Business	Interest

Compañia Industrial Corrugadora Guatemala, S.A.	Manufacture of corrugated boxes	50%
Davao Agricultural Ventures Corporation	Pineapple production	40%
Agricola Villa Alegre Limitada	Grape and non-tropical fruit production	50	% (a)
Melones Del Pacifico, S.A.	Melon production	50%
Melones De Costa Rica, S.A. and Subsidiary	Melon production	50%
Hacienda Filadelfia, S.A.	Melon production	50%
Frutas de Parrita, S.A.	Melon production	50%
Interfrucht	Distribution of fresh fruit and other	80	%(b)
	produce

(a)	50% owned through June 29, 2001 (see Note 3)
(b)	Interest owned through December 13, 2002 (see Note 3)

Purchases from these unconsolidated companies were $55.3 million, $62.4 million and $63.8 million for 2002, 2001 and 2000, respectively.

Combined financial data of unconsolidated companies is summarized as follows (U.S. dollars in millions):

	December 27,	December 28,
	2002	2001

Current assets	$34.2	$48.2
Noncurrent assets	32.6	52.4
Current liabilities	(14.2)	(23.6)
Noncurrent liabilities	(5.2)	(5.2)

Net worth	$47.4	$71.8

	Year ended

	December 27,	December 28,	December 29,
	2002	2001	2000

Net sales	$195.7	$193.8	$206.0
Gross profit	7.8	10.4	15.9
Net income	3.3	6.6	5.8

Fresh Del Monte’s portion of earnings in unconsolidated companies amounted to $1.5 million, $4.1 million and $3.6 million, in 2002, 2001 and 2000, respectively, and is included in other income (loss), net. Dividends received from unconsolidated subsidiaries amounted to $3.6 million, $2.5 million and $2.2 million in 2002, 2001 and 2000, respectively.

FRESH DEL MONTE PRODUCE INC.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

6. Property, Plant and Equipment

Property, plant and equipment consisted of the following (U.S. dollars in millions):

	December 27,	December 28,
	2002	2001

Land and land improvements	$254.1	$251.8
Buildings and leasehold improvements	193.8	158.7
Maritime equipment (including containers)	235.1	210.4
Machinery and equipment	184.7	140.8
Furniture, fixtures and office equipment	62.7	52.8
Automotive equipment	20.1	17.0
Construction-in-progress	26.9	36.6

	977.4	868.1
Less accumulated depreciation and amortization	(273.5)	(210.0)

	$703.9	$658.1

Depreciation and amortization expense on property, plant and equipment amounted to $54.8 million, $51.5 million and $46.2 million for 2002, 2001 and 2000, respectively.

Buildings, containers, machinery and equipment and automotive equipment under capital leases totaled $43.6 million and $38.1 million at December 27, 2002 and December 28, 2001, respectively. Accumulated amortization for assets under capital leases was $11.2 million and $10.2 million at December 27, 2002 and December 28, 2001, respectively.

7. Goodwill and Other Intangible Assets

Effective December 29, 2001, Fresh Del Monte adopted SFAS No. 142. As prescribed by SFAS No. 142, Fresh Del Monte completed the transitional goodwill impairment test by the second quarter of 2002. This review resulted in a non-cash impairment charge of $6.1 million for goodwill related to the other fresh produce reporting segment. This non-cash charge has been presented as a cumulative effect of a change in accounting principle in the accompanying statement of income for the year ended December 27, 2002.

FRESH DEL MONTE PRODUCE INC.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

7. Goodwill and Other Intangible Assets (continued)

The following pro forma information presents the consolidated results of operations of Fresh Del Monte as if the adoption of SFAS No. 142 had occurred on January 1, 2000 (U.S dollars in millions, except share and per share data):

	Year ended

	December 27,	December 28,	December 29,
	2002	2001	2000

Reported net income before cumulative effect of change in accounting principle	$201.3	$96.2	$33.1
Goodwill amortization	—	3.4	3.4
Cumulative effect of change in accounting principle	(6.1)	—	—

Adjusted net income	$195.2	$99.6	$36.5

Basic earnings per share:
Reported net income before cumulative effect of change in accounting principle	$3.63	$1.79	$0.62
Goodwill amortization	—	0.06	0.06
Cumulative effect of change in accounting principle	(0.11)	—	—

Adjusted net income	$3.52	$1.85	$0.68

Diluted earnings per share:
Reported net income before cumulative effect of change in accounting principle	$3.56	$1.77	$0.62
Goodwill amortization	—	0.06	0.06
Cumulative effect of change in accounting principle	(0.11)	—	—

Adjusted net income	$3.45	$1.83	$0.68

Number of ordinary shares used in computation
Basic	55,445,106	53,856,392	53,763,600
Diluted	56,538,659	54,414,868	53,764,383

FRESH DEL MONTE PRODUCE INC.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

7. Goodwill and Other Intangible Assets (continued)

The following table reflects the changes in the carrying amount of goodwill by operating segment for the year ended December 27, 2002 (U.S. dollars in millions):

	Balance at			Foreign	Balance at
	December 28,	Impairment		Exchange and	December 27,
	2001	Charge	Acquisition	Other	2002

Bananas	$34.4	$—	$—	$—	$34.4
Other fresh produce	42.1	(6.1)	9.5	—	45.5
Non-produce	0.5	—	1.1	0.4	2.0

Total	$77.0	$(6.1)	$10.6	$0.4	$81.9

Accumulated amortization of goodwill was $11.1 and $12.2 million as of December 27, 2002 and December 28, 2001, respectively.

8. Hurricane Mitch

In 1998, Fresh Del Monte’s Guatemalan banana operations were damaged as a result of Hurricane Mitch. Insurance recoveries related to Hurricane Mitch of $2.4 million are included in other income (loss), net for the year ended December 27, 2002.

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

FRESH DEL MONTE PRODUCE INC.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

9. Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss consisted of the following (U.S. dollars in millions):

		Unrealized
		Gain/(Loss) on
	Currency	Available-for-	Unrealized	Minimum
	Translation	Sale Marketable	Loss on	Pension
	Adjustments	Securities	Derivatives	Liability	Total

Balance, December 31, 1999	$(5.2)	$(3.7)	$—	$—	$(8.9)
Current year net change in accumulated other comprehensive income (loss)	(5.3)	3.6	—	—	(1.7)

Balance, December 29, 2000	(10.5)	(0.1)	—	—	(10.6)
Current year net change in accumulated other comprehensive income (loss)	(3.3)	0.1	(2.3)	—	(5.5)

Balance, December 28, 2001	(13.8)	—	(2.3)	—	(16.1)
Current year net change in accumulated other comprehensive income (loss)	3.2	—	(2.8)	(1.2)	(0.8)

Balance, December 27, 2002	$(10.6)	$—	$(5.1)	$(1.2)	$(16.9)

10. Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consisted of the following (U.S. dollars in millions):

	December 27,	December 28,
	2002	2001

Trade payables	$111.7	$85.0
Payroll and employee benefits	16.0	11.7
Vessel and port operating expenses	16.2	14.7
Accrued interest payable	1.1	2.0
Other payables and accrued expenses	86.0	72.8

	$231.0	$186.2

FRESH DEL MONTE PRODUCE INC.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

11. Provision for Income Taxes

The provision (benefit) for income taxes consisted of the following (U.S. dollars in millions):

	Year ended

	December 27,	December 28,	December 29,
	2002	2001	2000

Current:
U.S. federal income tax	$3.9	$18.1	$—
State	0.7	0.3	—
Non-U.S.	14.4	8.9	5.7

	19.0	27.3	5.7

Deferred:
U.S.	0.9	(1.0)	(1.0)
State	0.2	—	—
Non-U.S.	(1.5)	0.2	(1.8)

	(0.4)	(0.8)	(2.8)

Provision for income taxes	$18.6	$26.5	$2.9

Total income tax payments during 2002, 2001 and 2000 were $4.4 million, $6.3 million and $3.9 million, respectively.

Income (loss) before provision for income taxes and cumulative effect of change in accounting principle consisted of the following (U.S. dollars in millions):

	Year ended

	December 27,	December 28,	December 29,
	2002	2001	2000

United States	$6.8	$(26.0)	$(13.5)
Non-U.S.	213.1	148.7	49.5

	$219.9	$122.7	$36.0

The differences between the reported provision for income taxes and income taxes computed at the U.S. statutory federal income tax rate are explained in the following reconciliation (U.S. dollars in millions):

	Year ended

	December 27,	December 28,	December 29,
	2002	2001	2000

Income tax provision computed at the U.S. statutory federal income tax rate	$77.0	$42.9	$12.6
Effect of tax rates on non-U.S. operations, and changes in valuation allowance for non-U.S. operations	(61.6)	(42.4)	(9.7)
Provision for tax audits	—	19.1	—
Increase in U.S. valuation allowance	3.2	6.9	—

Reported provision for income taxes	$18.6	$26.5	$2.9

FRESH DEL MONTE PRODUCE INC.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

11. Provision for Income Taxes (continued)

Deferred income tax assets and liabilities consisted of the following (U.S. dollars in millions):

	December 27,	December 28,
	2002	2001

Deferred tax liabilities:
Current:
Inventories	$(8.6)	$(9.6)

Total current deferred tax liabilities	(8.6)	(9.6)
Noncurrent:
Depreciation	(21.7)	(15.9)
Equity in earnings of unconsolidated companies	(4.3)	(4.5)

Total noncurrent deferred tax liabilities	(26.0)	(20.4)

Total current and noncurrent deferred tax liabilities	(34.6)	(30.0)

Deferred tax assets:
Current:
Allowances and other accrued liabilities	4.8	3.4

Total current deferred tax assets	4.8	3.4
Noncurrent:
Pension liability	1.6	1.7
Post-retirement benefits other than pension	8.3	7.2
Net operating loss carryforwards	37.3	32.4
Other, net	11.9	8.1

Total noncurrent deferred tax assets	59.1	49.4

Total current and noncurrent deferred tax assets	63.9	52.8

Valuation allowance	(36.6)	(30.5)

Net deferred tax liabilities	$(7.3)	$(7.7)

The valuation allowance established with respect to the deferred tax assets relates primarily to net operating losses and Kunia Well Site accruals in taxing jurisdictions where, due to Fresh Del Monte’s current and foreseeable operations within the various jurisdictions, it is deemed more likely than not that future taxable income will not be sufficient within such jurisdictions to realize the related income tax benefits. During 2002 and 2001, the valuation allowance increased by $6.1 million and $2.7 million, respectively.

FRESH DEL MONTE PRODUCE INC.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

11. Provision for Income Taxes (continued)

At December 27, 2002, Fresh Del Monte had approximately $144.3 million of tax operating loss carryforwards expiring as follows (U.S. dollars in millions):

Expiration	Amount

2004	$0.9
2005	1.9
2006	1.4
2007 and beyond	27.5
No expiration	112.6

$144.3

Fresh Del Monte is currently undergoing tax audits in several jurisdictions for certain years prior to 2002. The accruals for the audits are included in other noncurrent liabilities in the accompanying balance sheets at December 27, 2002 and December 28, 2001. Fresh Del Monte believes the amounts accrued as of December 27, 2002 are sufficient to cover the estimated costs to resolve these tax assessments.

12. Notes Payable to Banks

At December 28, 2001, Fresh Del Monte had $1.6 million available of working capital revolving credit facilities with banks in Japan and Chile. These facilities expired on May 2002 and June 2002, respectively. Interest rates as of December 28, 2001 were 2.5% and 4.0%, respectively. As of December 28, 2001, there was $1.2 million in borrowings outstanding under these credit facilities.

The weighted average interest rate on borrowings under these short-term credit facilities as of December 28, 2001 was 3.5%. The cash payments for interest on notes payable to banks and other financial institutions was $0.4 million and $0.3 million for 2001 and 2000, respectively. The cash payments on notes payable to banks and other financial institutions for 2002 were nominal.

FRESH DEL MONTE PRODUCE INC.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

13. Long-Term Debt

The following is a summary of long term-debt (U.S. dollars in millions):

	December 27,	December 28,
	2002	2001

$450.0 million five-year syndicated credit facility (see below)	$—	$130.4
$135.0 million five-year term loan (see below)	25.0	114.8
Term notes bearing interest at various rates ranging from 8.62% to LIBOR plus 1.25%, set quarterly (2.67% at December 27, 2002), payable in quarterly installments of principal and interest maturing from January 2003 to March 2006, secured by mortgages on five of Fresh Del Monte’s vessels	5.8	7.6
Term notes bearing interest at 8.62%, payable in quarterly installments of principal and interest maturing in January 2003, secured by mortgages on six of Fresh Del Monte’s vessels	2.5	9.9
Term notes bearing interest at 7.14% , payable in quarterly installments of principal and interest maturing in January 2005, with a balloon payment of $6.9 million due in January 2005, secured by mortgages on three of Fresh Del Monte’s vessels for 2001 and two for 2002.	13.5	17.3
Term notes payable to financial institutions, bearing interest at LIBOR plus 1%, set quarterly (2.76% at December 27, 2002) due October 2003, secured by mortgages on five of Fresh Del Monte’s vessels	8.1	15.5
Various other notes payable	7.8	15.2

Total	62.7	310.7
Less current portion	(31.6)	(43.3)

	$31.1	$267.4

On May 19, 1998, Fresh Del Monte, and certain wholly-owned subsidiaries, entered into a $350.0 million, five-year syndicated credit facility (the “Revolving Credit Facility”), with Rabobank International, New York Branch, as agent. On December 15, 1998, the Revolving Credit Facility was amended to increase the borrowing level to $389.0 million, and on May 20, 1999, the Revolving Credit Facility was amended to increase the borrowing level to $450.0 million. The Revolving Credit Facility includes a swing line facility, a letter of credit facility and an exchange contract facility. The Revolving Credit Facility is collateralized directly or indirectly by substantially all of the assets of Fresh Del Monte and its subsidiaries. The facility expires on May 19, 2003 and permits borrowings with an interest rate based on a spread over the London Interbank Offered Rate (“LIBOR”). Fresh Del Monte is in the final stage of negotiations with respect to replacing its existing revolving credit facility and expects to reach an agreement during the second quarter of 2003.

Outstanding borrowings at December 28, 2001 were $130.4 million, bearing interest at a weighted average rate of 3.5%. There were no outstanding borrowings under this facility at December 27, 2002. At December 27, 2002 and December 28, 2001, Fresh Del Monte applied $4.1 million and $2.7 million, respectively, of available credit under this facility towards the issuance of letters of credit.

FRESH DEL MONTE PRODUCE INC.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

13. Long-Term Debt (continued)

On May 10, 2000, Fresh Del Monte amended its $450.0 million Revolving Credit Facility to include a five-year term loan (“Term Loan”) of $135.0 million, giving Fresh Del Monte a total borrowing capacity under this facility of $585.0 million. The Term Loan, having similar terms and conditions as those of the Revolving Credit Facility, is payable in quarterly installments of $3.4 million, which commenced in September 2000, and bears interest based on a spread over LIBOR. The Term Loan matures on May 10, 2005 with a final payment of the remaining unpaid balance. Fresh Del Monte has paid down $76.2 million of the Term Loan during 2002 in addition to the quarterly installments of $3.4 million, leaving an unpaid balance at December 27, 2002 of $25.0 million bearing interest at a rate of 2.67%.

The Revolving Credit Facility contains covenants, which require Fresh Del Monte to maintain certain minimum financial ratios and limits the payment of future dividends. In connection with the Revolving Credit Facility, Fresh Del Monte entered into an interest rate swap agreement expiring in 2003 with the same bank to limit the effect of increases in interest rates on a portion of the Revolving Credit Facility (see Note 20). The notional amount of the swap decreases over its life from $150.0 million in the first three months, to $53.6 million in the last three months. The cash differentials paid or received on the swap agreement are accrued and recognized as adjustments to interest expense. Interest expense related to the swap agreement amounted to $2.6 million and $1.4 million for 2002 and 2001, respectively. Interest income related to the swap agreement for 2000 amounted to $0.3 million.

Cash payments of interest on long-term debt, net of amounts capitalized, were $8.8 million, $28.9 million and $38.3 million for 2002, 2001 and 2000, respectively.

Maturities on long-term debt during the next five years are (U.S. dollars in millions):

2003	$31.6
2004	16.7
2005	8.8
2006	1.2
2007	0.9
Thereafter	3.5

$62.7

FRESH DEL MONTE PRODUCE INC.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

14. Capital Lease Obligations

Fresh Del Monte leases certain buildings, machinery and equipment, and containers under capital leases. These lease obligations are payable in monthly installments. The future minimum lease payments at December 27, 2002 are as follows (U.S. dollars in millions):

2003	$10.0
2004	7.5
2005	4.0
2006	5.8
2007	0.4
Thereafter	—

Total payments remaining under capital leases	27.7
Less amount representing interest	(3.1)

Present value of capital leases	24.6
Less current portion	(8.4)

Capital lease obligations, net of current portion	$16.2

15. Earnings Per Share

Basic and diluted per share income before cumulative effect of change in accounting principle is calculated as follows (U.S. dollars in millions, except share and per share data):

	Year ended

	December 27,	December 28,	December 29,
	2002	2001	2000

Numerator:
Income before cumulative effect of change in accounting principle	$201.3	$96.2	$33.1

Denominator:
Denominator for basic earnings per share — weighted average number of ordinary shares outstanding	55,445,106	53,856,392	53,763,600
Effect of dilutive securities:
Employee stock options	1,093,553	558,476	783

Denominator for diluted earnings per share	56,538,659	54,414,868	53,764,383

Income before cumulative effect of change in accounting principle per share:
Basic	$3.63	$1.79	$0.62
Diluted	$3.56	$1.77	$0.62

The number of outstanding stock options considered antidilutive for either part or all of the year and not included in the calculation of diluted net income per share for 2001 and 2000 were 1,478,000 and 3,082,000, respectively. There were no antidilutive options for any part of 2002.

FRESH DEL MONTE PRODUCE INC.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

16. Retirement and Other Employee Benefits

Fresh Del Monte sponsors two non-contributory defined benefit pension plans, which cover a portion of its U.S. based employees. These plans provide benefits based on the employees’ years of service and qualifying compensation. Fresh Del Monte’s funding policy for these plans is to contribute amounts sufficient to meet the minimum funding requirements of the Employee Retirement Income Security Act of 1974, as amended, or such additional amounts as determined appropriate to assure that assets of the plans would be adequate to provide benefits. Substantially all of the plans’ assets are invested in fixed income and equity funds.

As of July 31, 1997, a subsidiary of Fresh Del Monte ceased accruing benefits under its cash balance pension plan covering all salaried employees who were U.S. based and worked a specified minimum number of hours. The hypothetical account balances under such plan continued to be credited with monthly interest, and participants who are not fully vested in such plan continued to earn vesting services after July 31, 1997. Fresh Del Monte adopted an amendment to terminate the cash balance plan effective as of December 31, 1999, and a settlement distribution of $10.1 million was paid during 2000. The loss recognized in 2000 due to settlement amounted to $1.1 million.

Fresh Del Monte provides contributory health care benefits to its U.S. retirees and their dependents. Fresh Del Monte has recorded a liability equal to the unfunded accumulated benefit obligation as required by the provisions of Statement of Financial Accounting Standards No. 106, “Employers’ Accounting for Postretirement Benefits Other than Pensions” (“SFAS No. 106”). SFAS No. 106 requires that the cost of these benefits, which are primarily for health care and life insurance, be recognized in the financial statements throughout the employees’ active working careers. Fresh Del Monte funds claims under the plan as they are incurred, and accordingly, the plan has no assets.

The weighted average discount rate used in determining the accumulated benefit obligation for postretirement pension benefit obligation was 6.75% and 7.25% at December 27, 2002 and December 28, 2001, respectively. For measuring the liability as of December 27, 2002, a 10% and 12% annual rate of increase in pre-Medicare and post-Medicare real medical inflation, respectively, was assumed. This annual inflation rate was assumed to be declining gradually to 5.5% by the year 2008 for pre-Medicare and 2011 for post-Medicare.

The assumptions used in the calculation of the actuarial present value of the projected benefit obligation and expected long-term return on plan assets for Fresh Del Monte’s defined benefit pension plans consisted of the following:

	December 27,	December 28,
	2002	2001

Weighted average discount rate	6.00% - 6.75%	6.00% - 7.25%
Rate of increase in compensation levels	3.50%	4.50%
Expected long-term return on assets	8.75%	8.75%

FRESH DEL MONTE PRODUCE INC.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

16. Retirement and Other Employee Benefits (continued)

As a result of the decline in value of plan assets and lower interest rates utilized in discounting liabilities, Fresh Del Monte recorded, in accordance with Statement of Financial Accounting Standards No. 87, Employers’ Accounting for Pensions” (“SFAS No. 87”), an additional minimum pension liability as “Retirement benefits” in the accompanying consolidated balance sheet at December 27, 2002, which resulted in a charge directly to shareholders’ equity of $1.2 million in 2002.

The following table sets forth a reconciliation of benefit obligations, plan assets and funded status for Fresh Del Monte’s defined benefit pension plans and post retirement pension plan as of December 27, 2002 and December 28, 2001 (U.S. dollars in millions):

	Postretirement Plan		Defined Benefit Plans

	December 27,	December 28,	December 27,	December 28,
	2002	2001	2002	2001

Changes in Benefit Obligation:
Benefit obligation at beginning of period	$17.0	$13.7	$14.6	$14.0
Service cost	0.6	0.6	0.4	0.3
Interest cost	1.2	0.9	1.0	1.0
Actuarial (gain)/loss	5.5	2.3	0.8	0.2
Benefits paid	(0.6)	(0.5)	(0.7)	(0.8)
Other	—	—	0.2	(0.1)

Benefit obligation at end of period	$23.7	$17.0	$16.3	$14.6

Change in Plan Assets:
Fair value of plan assets at beginning of period	$—	$—	$11.4	$10.8
Actual return on plan assets	—	—	0.2	0.8
Employer contribution	0.6	0.5	0.2	0.6
Benefits paid	(0.6)	(0.5)	(0.7)	(0.8)

Fair value of plan assets at end of period	$—	$—	$11.1	$11.4

Reconciliation of accrued cost:
Funded status	$(23.7)	$(17.0)	$(5.2)	$(3.2)
Unrecognized net (gain)/loss	2.7	(2.9)	2.7	1.2
Additional minimum liability	—	—	(1.2)	—

Accrued benefit cost	$(21.0)	$(19.9)	$(3.7)	$(2.0)

FRESH DEL MONTE PRODUCE INC.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

16. Retirement and Other Employee Benefits (continued)

The following table sets forth the net periodic pension cost of Fresh Del Monte’s defined benefit pension plans for 2002, 2001 and 2000 (U.S. dollars in millions):

	Year Ended

	December 27,	December 28,	December 29,
	2002	2001	2000

Service cost-benefits earned during the period	$0.4	$0.3	$0.3
Interest cost on projected benefit obligation	1.0	1.0	1.4
Expected return on assets	(1.0)	(0.9)	(1.3)

Net periodic pension expense for defined benefit plans	$0.4	$0.4	$0.4

The following table sets forth the net periodic cost of Fresh Del Monte’s postretirement plan for 2002, 2001 and 2000 (U.S. dollars in millions):

	Year Ended

	December 27,	December 28,	December 29,
	2002	2001	2000

Service cost-benefits earned during the period	$0.6	$0.6	$0.5
Interest cost on accumulated postretirement benefit obligation	1.2	0.9	0.9
Net amortization of deferred gain	(0.1)	(0.4)	(0.4)

Net periodic postretirement benefit cost	$1.7	$1.1	$1.0

The cost trend rate assumption has a significant impact on the amounts reported. For example, increasing the cost trend rate 1% each year would increase the accumulated postretirement benefit obligation by $3.6 million as of December 27, 2002 and the total of service cost plus interest cost by $0.5 million for 2002. In addition, decreasing the trend rate by 1% would decrease the accumulated postretirement benefit obligation by $3.0 million as of December 27, 2002 and the total of the service cost plus interest cost by $0.4 million for 2002.

Fresh Del Monte also sponsors a defined contribution plan established pursuant to Section 401(k) of the Internal Revenue Code. Subject to certain dollar limits, employees may contribute a percentage of their salaries to the plan, and Fresh Del Monte will match a portion of each employee’s contribution. This plan is in effect for U.S. based employees only. The expense pertaining to this plan was $1.0 million, $0.8 million, and $0.4 million for 2002, 2001 and 2000, respectively.

FRESH DEL MONTE PRODUCE INC.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

16. Retirement and Other Employee Benefits (continued)

Fresh Del Monte provides retirement benefits to substantially all employees who are not U.S. based. Generally, benefits under these programs are based on an employee’s length of service and level of compensation. The majority of these programs are commonly referred to as termination indemnities, which provide retirement benefits in accordance with programs, mandated by the governments of the countries in which such employees work. The expense pertaining to these programs was $3.2 million, $3.0 million and $4.3 million for 2002, 2001 and 2000, respectively.

Funding generally occurs when employees cease active service. The most significant of these programs pertains to one of Fresh Del Monte’s subsidiaries in Central America for which a liability of $16.4 million and $14.7 million was recorded at December 27, 2002 and December 28, 2001, respectively. Expenses for this program for 2002, 2001 and 2000 amounted to $1.2 million, $1.5 million and $1.8 million, respectively, including service cost earned of $0.7 million, $0.9 million and $0.9 million, and interest cost of $0.7 million, $0.8 million and $0.9 million, respectively.

As of August 31, 1997, a subsidiary of the Fresh Del Monte ceased accruing benefits under its salary continuation plan covering all Central American management personnel. At December 27, 2002 and December 28, 2001, Fresh Del Monte had $9.0 million and $9.1 million, respectively, accrued for this plan.

17. Stock Based Compensation

Effective upon the completion of its initial public offering in October 1997, Fresh Del Monte established a share option plan pursuant to which options to purchase ordinary shares may be granted to certain directors, officers and key employees of Fresh Del Monte chosen by the Board of Directors (the “1997 Plan”). Under the 1997 Plan, the Board of Directors is authorized to grant options to purchase an aggregate of 2,380,030 ordinary shares. Under this plan, options have been granted to directors, officers and other key employees to purchase ordinary shares of Fresh Del Monte at the fair market value of the ordinary shares at the date of grant.

On May 11, 1999, Fresh Del Monte’s shareholders approved and ratified the 1999 Share Incentive Plan (the “1999 Plan”). Under the 1999 Plan, as amended on May 1, 2002, the Board of Directors is authorized to grant options to purchase an aggregate of 4,000,000 ordinary shares. Under this plan, options have been granted to directors, officers and other key employees to purchase ordinary shares of Fresh Del Monte at the fair market value of the ordinary shares at the date of grant.

Under the plans, twenty percent of the options usually vest immediately, and the remaining options vest in equal installments over the next four years and may be exercised over a period not in excess of ten years. During 2000, the vesting schedule for 120,000 options granted during the year was accelerated so that 100% of the options vested within six months.

FRESH DEL MONTE PRODUCE INC.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

17. Stock Based Compensation (continued)

During 2002 and 2001, 2,114,362 and 328,050 options were exercised, respectively. Fresh Del Monte received proceeds of $24.8 million and $2.6 million due to the exercise of those options in 2002 and 2001, respectively.

A summary of Fresh Del Monte’s stock option activity and related information is as follows:

	Number of	Weighted Average
	Shares	Exercise Price

Options outstanding at January 1, 2000	3,108,000	$12.08
Granted	150,000	$9.14
Canceled	(176,000)	$13.90

Options outstanding at December 29, 2000	3,082,000	$12.52
Granted	1,159,030	$5.95
Exercised	(328,050)	$7.80
Canceled	(90,000)	$15.11

Options outstanding at December 28, 2001	3,822,980	$10.87
Granted	60,000	$22.01
Exercised	(2,114,362)	$11.67
Canceled	(6,000)	$10.82

Options outstanding at December 27, 2002	1,762,618	$10.29

Exercisable at December 29, 2000	1,698,000	$13.10

Exercisable at December 28, 2001	2,125,756	$13.11

Exercisable at December 27, 2002	775,200	$12.71

	Number of				Weighted Average Price
	Options				of Exercisable Options
	Outstanding at	Weighted Average	Weighted	Exercisable at	at
Range of	December 27,	Remaining	Average	December	December 27,
Exercise Prices	2002	Contractual Life	Exercise Price	27, 2002	2002

$5.95 - $9.28	1,179,118	7.7 years	$7.28	316,700	$8.06
$14.22 - $16	523,500	5.1 years	$15.72	446,500	$15.75
$22.01	60,000	10.0 years	$22.01	12,000	$22.01

As described in Note 2, Fresh Del Monte uses the intrinsic value method to account for employee stock options. SFAS No. 123 requires pro forma information regarding net income and earnings per share determined as if Fresh Del Monte had accounted for its employee stock options under the fair value method of SFAS No. 123. The fair value of the outstanding options was estimated at the date of grant using a Black-Scholes option valuation model. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility.

FRESH DEL MONTE PRODUCE INC.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

17. Stock Based Compensation (continued)

The weighted-average fair value of each option granted during 2002, 2001 and 2000 is estimated at $9.16, $2.34 and $1.37, respectively, on the date of grant using the Black-Scholes option valuation model and the following assumptions: dividend yield of 0.91%, 3.36% and 0% in 2002, 2001 and 2000, respectively, expected volatility of 0.535, 0.603 and 0.53 in 2002, 2001 and 2000, respectively, risk free interest rate of 3.00%, 3.31% and 5.02% in 2002, 2001 and 2000, respectively, and expected lives of two to five years.

For purposes of pro forma disclosures required by SFAS No. 123, the estimated fair value of the options is amortized to expense over the options’ vesting period. The following information shows the effect on net income and earnings per share if Fresh Del Monte had applied the fair value recognition provisions of SFAS No. 123 for 2002, 2001 and 2000 (U.S. dollars in millions, except share and per share data):

	Year ended

	December 27,	December 28,	December 29,
	2002	2001	2000

Reported net income	$195.2	$96.2	$33.1
Non-cash compensation expense under intrinsic value method	0.9	—	—
Stock-based employee compensation expense under fair value method	(3.0)	(6.0)	(5.3)

Adjusted net income	$193.1	$90.2	$27.8

Adjusted net income per ordinary share
Basic	$3.48	$1.67	$0.52
Diluted	$3.42	$1.66	$0.52
Number of ordinary shares used in computation
Basic	55,445,106	53,856,392	53,763,600
Diluted	56,538,659	54,414,868	53,764,383

In accordance with APB No. 25, because the exercise price of Fresh Del Monte’s employee stock options equaled the market price of the underlying stock on the date of grant, no compensation expense was recorded for 2002, 2001 and 2000 in connection with the 1997 Plan and the 1999 Plan. Compensation expense of $0.9 million was recorded for the year ended December 27, 2002 related to a modification of terms for stock options previously granted to a director.

FRESH DEL MONTE PRODUCE INC.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

18. Commitments and Contingencies

Fresh Del Monte leases agricultural land and certain property, plant and equipment, including office facilities and vessels, under operating leases. The aggregate minimum rental payments under all operating leases with initial terms of one year or more at December 27, 2002 are as follows (U.S. dollars in millions):

2003	$14.8
2004	13.3
2005	12.1
2006	11.2
2007	9.6
Thereafter	17.4

$78.4

Total rent expense for all operating leases amounted to $26.3 million, $23.5 million and $39.0 million for 2002, 2001 and 2000, respectively, of which $22.1 million pertained to vessel charter lease commitments in 2000. In 2001 and 2002, Fresh Del Monte did not have vessel charter lease commitments with initial terms of one year or more.

Fresh Del Monte also has agreements to purchase substantially all of the production of certain independent growers in Costa Rica, Guatemala, Ecuador, Cameroon, Colombia, Chile, Panama, South Africa and the Philippines. Total purchases under these agreements amounted to $499.5 million, $458.5 million and $494.8 million for 2002, 2001 and 2000, respectively.

19. Litigation

Starting in December 1993, two of Fresh Del Monte’s U.S. subsidiaries were named among the defendants in a number of actions in courts in Texas, Louisiana, Mississippi, Hawaii, Costa Rica and the Philippines involving allegations by numerous foreign plaintiffs that they were injured as a result of exposure to a nematocide containing the chemical dibromochloropropane (“DBCP”) during the period from 1965 to 1990.

In December 1998, these subsidiaries entered into a settlement in the amount of $4.6 million with counsel representing approximately 25,000 individuals. Of the six principal defendants in these DBCP cases, Dow Chemical Company, Shell Oil Company, Occidental Chemical Corporation and Chiquita Brands, Inc. have also settled these claims. Under the terms of the settlement, approximately 22,000 of these claimants dismissed their claims with prejudice and without payment. The 2,643 claimants who alleged employment on a company-related farm in Costa Rica and the Philippines and who demonstrated some injury were offered a share of the settlement funds upon execution of a release. Over 98% of these claimants accepted the terms of the settlement, the majority of which has been recovered from insurance carriers. The remaining claimants did not accept the settlement proceeds, and approximately $268,000 was returned to Fresh Del Monte’s subsidiaries.

FRESH DEL MONTE PRODUCE INC.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

19. Litigation (continued)

On February 16, 1999, two of Fresh Del Monte’s U.S. subsidiaries were served in the Philippines in an action entitled Davao Banana Plantation Workers’ Association of Tiburcia, Inc. v. Shell Oil Co., et al. The action is brought by the Banana Workers’ Association (“Association”) on behalf of its 34,852 members for injuries they allege to have incurred as a result of DBCP exposure. Approximately 13,000 members of the Association claim employment on a farm that was under contract to a Fresh Del Monte subsidiary at the time of DBCP use. Fresh Del Monte’s subsidiaries filed motions to dismiss and for reconsideration on jurisdictional grounds, which were denied. Accordingly, Fresh Del Monte’s subsidiaries answered the complaint denying all of plaintiff’s allegations. Fresh Del Monte’s subsidiaries believe that they have substantial defenses to the claims asserted by the Association. On October 3, 2002, the Philippine Court of Appeals ruled that the method of service used by the Association to serve the defendants was improper and dismissed the Association’s complaint. As a result of this decision, the trial court suspended the proceedings indefinitely. The Association filed a motion for reconsideration of the dismissal of its complaint, which remains pending.

Fresh Del Monte’s U.S. subsidiaries have not settled the DBCP claims of approximately 3,500 claimants represented by different counsel who filed actions in Mississippi in 1996 and Hawaii in 1997. Each of those actions was dismissed by a federal district court on grounds of forum non conveniens in favor of the courts of the plaintiffs’ home countries and appealed by the plaintiffs. As a result of the dismissal of the Hawaiian actions, several Costa Rican and Guatemalan individuals have filed the same type of actions in those countries. On January 19, 2001, the Court of Appeals for the Fifth Circuit affirmed the dismissal of Fresh Del Monte’s subsidiaries for forum non conveniens and lack of personal jurisdiction for the Mississippi actions, and on October 1, 2001, the United States Supreme Court denied plaintiffs’ petition for an appeal. On May 31, 2001, the Hawaiian plaintiffs’ appeal of the dismissal was granted, thereby remanding the action to the Hawaiian State court. The defendants filed a petition for an appeal to the United States Supreme Court on October 9, 2001, which was granted on June 28, 2002. On January 22, 2003, the Supreme Court heard argument on defendants’ appeal. A decision is expected by July 2003.

On October 19, 2000, the Court of Appeals for the Fifth Circuit affirmed the dismissal of 23 non-settling defendants who had filed actions in the United States District Court in Houston, Texas. As a result, the 23 plaintiffs who did not accept the settlement are precluded from filing any new DBCP actions in the United States.

On June 19, 1995, a group of several thousand plaintiffs in an action entitled Lucas Pastor Canales Martinez, et al. v. Dow Chemical Co. et al. sued one of Fresh Del Monte’s U.S. subsidiaries along with several other defendants in the District Court for the Parish of St. Charles, Louisiana, asserting claims similar to those arising in the Texas cases due to the alleged exposure to DBCP. That action was removed to the United States District Court in New Orleans and was subsequently remanded in September 1996. Fresh Del Monte’s subsidiary has answered the complaint and asserted substantial defenses. Following the decision of the United States Court of Appeals for the Fifth Circuit in the Texas actions, this action was re-removed to federal court in November 2000. Fresh Del Monte’s subsidiary has settled with all but 13 of the Canales Martinez plaintiffs. On October 25, 2001, defendants filed a motion to dismiss the action on grounds of forum non conveniens in favor of plaintiffs’ home countries. On July 16, 2002, the district court denied that motion and the defendants have filed a motion requesting immediate review by the Court of Appeals, which was denied by the district court on August 21, 2002. On August 28, 2002, defendants filed a petition for writ of

FRESH DEL MONTE PRODUCE INC.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

19. Litigation (continued)

mandamus before the Court of Appeals with respect to the district court’s denial of defendants’ motion to dismiss the action on grounds of forum non conveniens.

On November 12, 2002, the Court of Appeals denied the petition, but stated that the district court should examine further the forum non conveniens issues. The district court has received additional briefing on the forum non conveniensissues and not issued a further ruling.

On November 15, 1999, one of Fresh Del Monte’s U.S. subsidiaries was served in two actions entitled, Godoy Rodriguez, et al. v. AMVAC Chemical Corp., et al.and Martinez Puerto, et al. v. AMVAC Chemical Corp., et al., in the 29th Judicial District Court for the Parish of St. Charles, Louisiana. These actions were removed to federal court, where they have been consolidated. These actions are brought on behalf of claimants represented by the same counsel who filed the Mississippi and Hawaii actions as well as a number of the claimants who have not accepted the settlement offer. Proceedings in these actions have been suspended pending the ultimate resolution of the forum non conveniens issue in the Martinez action. At this time, it is not known how many of the 2,962 Godoy Rodriguez and Martinez Puerto plaintiffs are claiming against Fresh Del Monte’s subsidiary.

On January 8, 2001, local residents of Honolulu, Hawaii amended their complaint (the initial complaint did not include Fresh Del Monte’s U.S. subsidiary as a defendant) in federal court to include one of Fresh Del Monte’s subsidiaries as one of several defendants for injuries allegedly caused by consuming contaminated water. Fresh Del Monte’s U.S. subsidiary has answered the complaint denying all the plaintiffs’ claims and asserting substantial defenses. The depositions of the initial set of 34 plaintiffs are substantially completed and the trial is scheduled to commence on November 4, 2003.

On or about October 20, 1997, one of Fresh Del Monte’s subsidiaries and Nordeste Investimentos e Participacoes S.A. (“Nordeste”), Fresh Del Monte’s subsidiary partner in two joint venture companies, Interfruit Brasil S.A. (“IBSA”) and International Produce Trading Ltd. (“IPTL”), agreed to submit to arbitration certain disputes that arose under joint venture agreements relating to the development of and exporting of produce from a banana plantation in Brazil. In its Request for Arbitration and Reply to Nordeste’s Counterclaim, Fresh Del Monte’s subsidiary asserted claims for breach of contract, breach of duty of loyalty, misappropriation of trade secrets and proprietary information. Fresh Del Monte’s subsidiary sought injunctive relief and $43 million in damages. Nordeste asserted in its Counterclaim that Fresh Del Monte’s subsidiary breached certain contractual obligations and improperly terminated the joint venture agreements and sought to recover liquidated and other damages in the amount of approximately $39.2 million. The hearing of the claims before the arbitral tribunal was conducted in October 1999. On May 10, 2000, the arbitrators issued their award requiring Fresh Del Monte’s subsidiary to pay $2 million to Nordeste and that Nordeste and Fresh Del Monte’s subsidiary exchange the 50% ownership they each have in the two joint venture companies (IPTL and IBSA, respectively). Fresh Del Monte accrued for the $2 million award. The May 10, 2000 award directed Fresh Del Monte’s subsidiary to transfer to Nordeste all of its shares in Bananos do Brazil Ltda (“Bandebras”), which held the shares of IBSA. Unbeknownst to the arbitral tribunal, during the pendency of the arbitration, Bandebras was renamed Del Monte Fresh Produce Brasil Ltda (“DMFPB”) and to it were transferred substantial assets and operations of Fresh Del Monte in Brazil.

FRESH DEL MONTE PRODUCE INC.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

19. Litigation (continued)

On June 8, 2000 the arbitral tribunal issued an Addendum to Final Award, in which the Final Award was corrected to require Fresh Del Monte’s subsidiary to transfer to Nordeste the shares of IBSA and not any other company. Fresh Del Monte’s subsidiary tendered payment of the $2 million and proposed to have a closing to affect the transfer of the shares of the two companies. Nordeste declined Fresh Del Monte’s subsidiary’s tender.

On July 24, 2001, DMFPB was served with a preliminary injunction issued by a judge of the Eighth Civil Court in Recife, Brazil, enjoining Fresh Del Monte’s subsidiary from transferring the assets and ownership of DMFPB as well as requiring the provision of certain information to the court on a monthly basis regarding DMFPB’s business pending the resolution of Nordeste’s action seeking enforcement of the May 10, 2000 arbitral award as originally entered, and declaring the addendum to that award a nullity. On August 6, 2001, DMFPB filed an appeal with the State of Pernambuco Appellate Tribunal seeking to revoke the preliminary injunction. The appeal contained a specific request addressed to the Reporting Judge of the Appellate Tribunal for the immediate suspension of the effects of the preliminary injunction. On August 21, 2001, the Reporting Judge denied DMFPB’s specific request for an immediate suspension of the preliminary injunction. On December 21, 2001, the briefs in support of the principal appeal were filed, along with a motion to transfer venue. On October 1, 2002, the court granted DMFPB’s motion to transfer venue to Fortaleza, Brazil. The three judge panel of the Appellate Tribunal has yet to rule on the merits of DMFPB’s principal appeal. On January 10, 2003, the parties entered into a settlement of all disputes. Under the terms of the settlement, Fresh Del Monte’s subsidiary paid $2.3 million to Nordeste, representing the amount required by the Final Award plus interest in exchange for which Nordeste terminated all legal actions against Fresh Del Monte’s subsidiaries wherever pending. The parties are in the process of filing the appropriate dismissal documents.

In connection with the settlement, Fresh Del Monte entered into an agreement to purchase certain agricultural assets from Nordeste and a related entity for and aggregate of $10.7 million. Fresh Del Monte’s preliminary estimate of the fair value of the assets to be purchased is $8.5 million. The excess of the purchase price over the estimated fair value of the assets to be acquired has been recorded as additional settlement expense. All amounts related to the settlement expense were accrued on the accompanying consolidated balance sheet as of December 27, 2002.

On April 7, 2001, three of Fresh Del Monte’s U.S. subsidiaries were served with a complaint filed by Maui Pineapple Company, Ltd. and Maui Land & Pineapple Company, Inc. (“Maui Pineapple”) in the Circuit Court of the 2nd Circuit, State of Hawaii, which was amended on May 10, 2001. The amended complaint seeks damages in excess of $1,000,000 for claims involving of breach of contract, breach of implied covenant of good faith and fair dealing, fraud/intentional misrepresentation, unjust enrichment, interference with a prospective business advantage, monopolistic trade practices, promissory estoppel, declaratory relief, injunctive relief, attorneys’ fees, pre and post judgment interest and punitive damages.

Fresh Del Monte’s U.S. subsidiaries filed motions to dismiss for lack of subject matter jurisdiction, forum non conveniens or, in the alternative, for a stay pending disposition of a related federal action, which were denied. Accordingly, Fresh Del Monte’s U.S. subsidiaries answered the amended complaint denying Maui Pineapple’s alleged claims.

FRESH DEL MONTE PRODUCE INC.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

19. Litigation (continued)

The parties have exchanged document discovery and several depositions have been taken. The trial is scheduled to commence in June 2003.

On April 12, 2001, Maui Pineapple filed a complaint against Fresh Del Monte and three of its U.S. subsidiaries in the United States District Court for the Northern District of California for damages and injunctive relief for trademark infringement of Maui Pineapple’s Hawaiian Gold trademark, trademark dilution, Lanham Act (false advertising and false description), unfair competition, and unjust enrichment. The complaint seeks injunctive and declaratory relief, compensatory and treble damages, restitution, and, interest costs and attorneys’ fees.

Two of Fresh Del Monte’s U.S. subsidiaries filed an answer and affirmative defenses, and one of Fresh Del Monte’s U.S. subsidiaries filed a counterclaim for willful infringement of U.S. Patent No. 8,863. Maui Pineapple answered the counterclaim and counterclaimed for declaratory judgment seeking a declaration that the patent is invalid and not infringed. Maui Pineapple also filed counts in its counterclaim against two of Fresh Del Monte’s U.S. subsidiaries for conspiracy to monopolize, attempt to monopolize, monopolization, restraint of trade under Clayton Act Sec. 3, Lanham Act unfair competition, statutory unfair competition (California Unfair Practices Act), and interference with a prospective economic advantage. Fresh Del Monte’s U.S. subsidiaries answered Maui Pineapple’s counterclaim, denying the alleged violations.

Fresh Del Monte and one of its U.S. subsidiaries filed a motion to dismiss for lack of personal jurisdiction. In September 2001, the Court granted the motion in part by dismissing Fresh Del Monte while denying it in part by declining to dismiss Fresh Del Monte’s U.S. subsidiary, which then answered the complaint. The Court also granted Maui Pineapple’s motion to bifurcate the patent counterclaim from the trademark claims. Accordingly, the trademark claims and patent claims are proceeding on separate, but parallel, tracks.

In November 2002, the Court granted summary judgment in favor of Fresh Del Monte’s U.S. subsidiaries on all of Maui Pineapple’s claims related to the companies’ use of the Del Monte Gold trademark. The remainder of Maui Pineapple’s claims were confidentially settled in mediation in November 2002. The parties are in the process of preparing the appropriate settlement and dismissal documents. Fresh Del Monte accrued the appropriate amount for the settlement in its financial statements for the year ended December 27, 2002.

The patent action is proceeding more slowly. The parties have exchanged initial sets of documents, but only a few depositions have been taken. The trial of the patent case is expected to be set for sometime in 2003. Fresh Del Monte’s subsidiary has moved to dismiss its patent infringement claim and will move to dismiss Maui Pineapple’s claims based upon the dismissal of the patent infringement claim.

On November 13, 2002, Eastbrook Caribe A.V.V., an Aruba company, which claims to be an assignee of certain individuals and entities purporting to be former indirect shareholders of Fresh Del Monte’s predecessor, filed in the Supreme Court of the State of New York (Trial Court), County of New York, but has not served, a summons with notice purporting to assert claims against Fresh Del Monte, a subsidiary of Fresh Del Monte and certain current and former directors, officers and shareholders of Fresh Del Monte and its predecessor (the “New York Summons”).

FRESH DEL MONTE PRODUCE INC.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

19. Litigation (continued)

On December 30, 2002, Fresh Del Monte was served with a complaint filed on December 18, 2002 in the Circuit Court of the 11th Judicial Circuit in and for Miami-Dade County, Florida by 11 Mexican individuals and corporations, who claim to have been former indirect shareholders of Fresh Del Monte’s predecessor, against Fresh Del Monte, and certain current and former directors, officers and shareholders of Fresh Del Monte and its predecessor (the “Florida Complaint”).

The New York Summons and the Florida Complaint both allege that instead of proceeding with a prospective buyer who offered superior terms, the former chairman of Fresh Del Monte’s predecessor and majority shareholder, agreed to sell the company’s predecessor to its current majority shareholder at a below market price as the result of commercial bribes allegedly paid by Fresh Del Monte’s majority shareholder and chief executive officer to Fresh Del Monte’s predecessor’s former chairman. On February 20, 2003, Fresh Del Monte filed a motion to dismiss the complaint. Fresh Del Monte believes that the allegations of the New York Summons and the Florida Complaint are entirely without merit.

Fresh Del Monte’s subsidiaries intend to vigorously defend themselves in all of these matters. At this time, management is not able to evaluate the likelihood of a favorable or unfavorable outcome in any of the above-described matters. Accordingly, management is not able to estimate the range or amount of loss, if any, on any of the above-described matters and no accruals have been recorded as of December 27, 2002, except as previously discussed related to Nordeste and Maui Pineapple actions.

In 1980, elevated levels of certain chemicals were detected in the soil and ground water at a plantation leased by one of Fresh Del Monte’s U.S. subsidiaries in Honolulu, Hawaii (“Kunia Well Site”). Shortly thereafter, Fresh Del Monte’s subsidiary discontinued the use of the Kunia Well Site and provided an alternate water source to area well users and the subsidiary commenced its own voluntary cleanup operation. In 1993, the Environmental Protection Agency (“EPA”) identified the Kunia Well Site for potential listing on the National Priorities List (“NPL”) under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended. On December 16, 1994, the EPA issued a final rule adding the Kunia Well Site to the NPL. On September 28, 1995, Fresh Del Monte’s subsidiary entered into an order (Order) with the EPA to conduct the remedial investigation and the feasibility study of the Kunia Well Site. Under the terms of the Order, Fresh Del Monte’s subsidiary submitted a remedial investigation report in November 1998 for review by the EPA. The EPA approved the remedial investigation report in February 1999. A final draft feasibility study was submitted for EPA review in December 1999 (and is updated from time to time), and it is expected that the feasibility study will be finalized by the fourth quarter of 2003.

The estimated remediation costs associated with this matter range from $5.4 million to $26.1 million, based on an updated draft of the final feasibility study submitted in October 2002. Certain portions of these estimates have been discounted using a 5% interest rate. The undiscounted estimates are between $6.9 million and $31.4 million. As a result of communications with the EPA during 2001, Fresh Del Monte recorded a charge of $15.0 million in the third quarter of 2001 to increase the recorded liability to the estimated expected future cleanup cost for the Kunia Well Site of $19.1 million. Based on conversations with the EPA during the third quarter of 2002 and consultation with Fresh Del Monte’s legal counsel and other experts, Fresh Del Monte recorded a charge of $7.0 million during the third quarter of 2002 to increase the accrual for the expected future clean up costs for the Kunia Well Site. Accordingly, an accrual of $26.1 million is included in other noncurrent liabilities in the accompanying balance sheet at December 27, 2002.

FRESH DEL MONTE PRODUCE INC.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

19. Litigation (continued)

In August of 2002, Fresh Del Monte’s subsidiary received information that additional spills of certain chemicals and DBCP may have occurred at the plantation during the 1950s and 1960s. Fresh Del Monte’s subsidiary reported this information to the EPA and submitted a plan to the EPA to investigate for potential contamination. The sampling plan was performed in October 2002. The results of the sampling plan indicated that such spills that may have occurred did not cause significant contamination and should not impact the projected remedial costs for the Kunia Well Site.

In addition to the foregoing, Fresh Del Monte’s subsidiaries are involved, from time to time, in various claims and legal actions incident to their operations, both as plaintiff and defendant. In the opinion of management, after consulting with legal counsel, none of these other claims are currently expected to have a material adverse effect on Fresh Del Monte’s financial position or operating results.

20. Financial Instruments and Concentration of Credit Risk

Derivative Instruments

Effective December 30, 2001, Fresh Del Monte began accounting for derivative financial instruments in accordance with SFAS No. 133, as amended. Fresh Del Monte uses derivative financial instruments primarily to reduce its exposure to adverse fluctuations in interest rates and foreign exchange rates. When entered into, Fresh Del Monte formally designates and documents the financial instrument as a hedge of a specific underlying exposure, as well as the risk management objectives and strategies for undertaking the hedge transaction. Because of the high degree of effectiveness between the hedging instrument and the underlying exposure being hedged, fluctuations in the value of the derivative instruments are generally offset by changes in the cash flows or fair value of the underlying exposures being hedged. Derivatives are recorded in the consolidated balance sheet at fair value in either “prepaid expenses and other current assets” or “accounts payable and accrued expenses,” depending on whether the amount is an asset or liability. The fair values of derivatives used to hedge or modify Fresh Del Monte’s risks fluctuate over time. These fair value amounts should not be viewed in isolation, but rather in relation to the cash flows or fair value of the underlying hedged transactions or assets and other exposures and to the overall reduction in Fresh Del Monte’s risk relating to adverse fluctuations in foreign exchange rates and interest rates. In addition, the earnings impact resulting from Fresh Del Monte’s derivative instruments is recorded in the same line item within the consolidated statement of income as the underlying exposure being hedged.

Fresh Del Monte also formally assesses, both at the inception and at least quarterly thereafter, whether the financial instruments that are used in hedging transactions are effective at offsetting changes in the cash flows or fair value of the related underlying exposures. Any ineffective portion of a financial instrument’s change in fair value is immediately recognized in earnings. Hedge ineffectiveness was not material for the years ended December 27, 2002 and December 28, 2001.

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

FRESH DEL MONTE PRODUCE INC.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

20. Financial Instruments and Concentration of Credit Risk (continued)

Foreign Currency Management

To protect against the reduction in value of forecasted foreign currency cash flows resulting from a portion of net sales, Fresh Del Monte periodically enters into foreign currency cash flow hedges (principally euro and Japanese yen). Fresh Del Monte hedges portions of its forecasted sales denominated in foreign currencies with forward contracts, which generally expire within one year. The forward contracts are designated as dual-purpose cash flow hedges with gains and losses in the forward contract recognized in other comprehensive income or loss until the foreign currency denominated sales are recognized in earnings. Subsequent to the recognition of the sale in earnings, changes in the value of the foreign currency accounts receivable and related forward contract are recognized in “other income.” Any ineffective portion of a financial instrument’s change in fair value is immediately recognized in earnings. Fresh Del Monte accounts for the fair value of the related forward contracts as a liability in “accounts payable and accrued expenses.” Hedge ineffectiveness did not have a material impact on earnings for the years ended December 27, 2002 and December 28, 2001. As of December 27, 2002, Fresh Del Monte had several foreign currency cash flow hedges outstanding. The fair value of these hedges as of that date was a liability of $5.4 million, all of which is expected to be transferred to earnings in 2003 along with the earnings effect of the related forecasted transaction. As of December 28, 2001, Fresh Del Monte had no outstanding foreign currency cash flow hedges.

Interest Rate Management

Because Fresh Del Monte utilizes primarily variable-rate debt, the results of operations may be significantly affected by fluctuations in interest rates. To protect against fluctuations in interest rates, Fresh Del Monte entered into an interest rate swap agreement that effectively converts a portion of its $450.0 million Revolving Credit Facility debt to a fixed rate basis through January 30, 2003, thus reducing the impact of interest rate changes under the revolving credit agreement on future interest expense. The interest rate swap had a notional amount of $53.6 million and $75.0 million at December 27, 2002 and December 28, 2001, respectively. Fresh Del Monte accounts for the interest rate swap as a cash flow hedge whereby the fair value of the interest rate swap is recognized as a liability in “accounts payable and accrued expenses” with the offset, net of hedge ineffectiveness (which is not material), recorded as accumulated other comprehensive income or loss. The fair value of the interest rate swap as of December 27, 2002 and December 28, 2001 was a liability of $0.6 million and $2.8 million, respectively. Approximately $0.1 million of the liability at December 27, 2002 is expected to be transferred to earnings in 2003 along with the effect of the related forecasted transaction.

Amounts recorded in accumulated other comprehensive income or loss are amortized as an adjustment to interest expense over the term of the related hedge. Any ineffective portion of a financial instrument’s change in fair value is immediately recognized in earnings. Hedge ineffectiveness for the year ended December 27, 2002 amounted to $0.1 million. Hedge ineffectiveness had no impact on earnings for the year ended December 28, 2001.

The adoption of SFAS No. 133, as amended, on December 30, 2000 did not result in a significant cumulative effect on the results of operations or financial position of Fresh Del Monte.

FRESH DEL MONTE PRODUCE INC.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

20. Financial Instruments and Concentration of Credit Risk (continued)

Fair Value of Financial Instruments

Fresh Del Monte, in estimating its fair value disclosures for financial instruments, uses the following methods and assumptions:

Cash and cash equivalents, accounts receivable, advances to growers, and accounts payable: The carrying value reported in the balance sheet for these items approximate their fair value.

Capital lease obligations. The carrying value of Fresh Del Monte’s capital lease obligations approximate their fair value based on current interest rates for similar instruments.

Notes payable and long-term debt: The carrying value of Fresh Del Monte’s notes payable and long-term debt approximate their fair value since they bear interest at variable rates or fixed rates which approximate market.

The carrying amounts and fair values of Fresh Del Monte’s financial instruments are as follows (U.S. dollars in millions):

	December 27, 2002		December 28, 2001

	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

Cash and cash equivalents	$9.5	$9.5	$13.0	$13.0
Trade accounts receivables	162.4	162.4	141.2	141.2
Advances to growers and other receivables	34.7	34.7	39.7	39.7
Trade accounts payable	(111.7)	(111.7)	(85.0)	(85.0)
Notes payable and long-term debt	(62.7)	(62.7)	(311.9)	(311.9)
Capital lease obligations	(24.6)	(24.6)	(21.4)	(21.4)
Forward contracts	(5.4)	(5.4)	—	—
Swap agreement	(0.6)	(0.6)	(2.8)	(2.8)

21. Related Party Transactions

Through December 31, 2002, Fresh Del Monte’s products were distributed in Northern Europe by Interfrucht, an unconsolidated subsidiary (see Note 3). Receivables from Interfrucht, included in accounts receivable, were $2.8 million and $4.3 million at December 27, 2002 and December 28, 2001, respectively. Sales to this distributor amounted to $81.9 million, $79.5 million and $85.8 million for 2002, 2001 and 2000, respectively.

Sales to Ahmed Abu-Ghazaleh & Sons Company, a related party through common ownership, were $21.1 million, $15.8 million and $17.3 million in 2002, 2001 and 2000, respectively. At December 27, 2002 and December 28, 2001 there were $2.2 million and $1.7 million, respectively, of receivables from this related party, which are included in trade accounts receivable.

Fresh Del Monte purchases goods and services from unconsolidated subsidiaries in the ordinary course of business. These transactions were conducted at arms-length (see Note 5).

FRESH DEL MONTE PRODUCE INC.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

21. Related Party Transactions (continued)

Fresh Del Monte periodically charters air service from Av Jet Corporation, which leases an aircraft from a company indirectly owned by the chief executive officer of Fresh Del Monte. In 2002, Fresh Del Monte paid $0.8 million to Av Jet Corporation for private air transportation services related to company activities. The rates charged by Av Jet Corporation for use of the plane were comparable with the market rates charged to other unrelated companies for use of a similar aircraft.

In February 2002, we acquired an additional 5% of the outstanding common stock in National Poultry from an individual related to a member of the Abu-Ghazaleh family. The total consideration paid to this individual was $2.4 million (see Note 3).

22. Unaudited Quarterly Financial Information

The following summarizes certain quarterly operating data (U.S. dollars in millions, except per share data):

	Quarter ended

	March 29,	June 28,	Sept. 27,	December 27,
	2002(a)	2002	2002	2002

Net sales	$537.4	$567.2	$498.5	$487.4
Gross profit	106.6	97.0	67.9	65.2
Income before cumulative effect of change in accounting principle	67.1	66.5	32.5	35.2
Net income	61.0	66.5	32.5	35.2
Income before cumulative effect of change in accounting principle per share — basic(b)	$1.24	$1.20	$0.58	$0.63
Net income per share — basic(b)	$1.12	$1.20	$0.58	$0.63
Income before cumulative effect of change in accounting principle per share — diluted(b)	$1.21	$1.18	$0.57	$0.62
Net income per share — diluted(b)	$1.10	$1.18	$0.57	$0.62

FRESH DEL MONTE PRODUCE INC.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

22. Unaudited Quarterly Financial Information (continued)

	Quarter ended

	March 30,	June 29,	Sept. 28,	December 28,
	2001	2001	2001	2001

Net sales	$534.3	$541.0	$430.7	$422.0
Gross profit	84.0	82.7	64.6	51.6
Net income	41.1	41.5	8.3	5.3
Net income per share — basic(b)	$0.76	$0.77	$0.15	$0.10
Net income per share — diluted(b)	$0.76	$0.77	$0.15	$0.10

(a)	The quarter ended March 29, 2002 has been restated to reflect the $6.1 million cumulative effect of change in accounting principle related to the adoption of SFAS No. 142. Reported net income, net income per basic share and net income per diluted share was $67.1 million, $1.24 and $1.21, respectively.
(b)	Basic and diluted earnings per share for each of the quarters presented above is based on the respective weighted average number of shares for the quarters. The sum of the quarters may not necessarily be equal to the full year basic and diluted earnings per share amounts due to the effects of rounding.

23. Business Segment Data

Fresh Del Monte is principally engaged in one major line of business, the production, distribution and marketing of bananas and other fresh produce. Fresh Del Monte’s products are sold in markets throughout the world, with its major producing operations located in North, Central and South America, the Asia-Pacific region and Africa.

Through December 27, 2002, Fresh Del Monte’s operations have been aggregated on the basis of its products; bananas, other fresh produce and non-produce. Other fresh produce includes pineapples, melons, grapes, non-tropical fruit (including citrus, apples, pears, peaches, plums, nectarines, apricots and kiwi), fresh-cut produce and other fruit and vegetables. Non-produce includes a third-party ocean freight container business, a plastic product and box manufacturing business, a poultry business and a grain business.

Fresh Del Monte evaluates performance based on several factors, of which gross profit by product and net sales by geographic region are the primary financial measures (U.S. dollars in millions):

	Year Ended

	December 27, 2002		December 28, 2001		December 29, 2000

	Net Sales	Gross Profit	Net Sales	Gross Profit	Net Sales	Gross Profit

Bananas	$957.0	$79.9	$894.2	$70.4	$921.0	$6.3
Other fresh produce	1,030.5	252.8	928.6	209.4	838.9	162.1
Non-produce	103.0	4.0	105.2	3.1	99.4	(1.5)

Total	$2,090.5	$336.7	$1,928.0	$282.9	$1,859.3	$166.9

FRESH DEL MONTE PRODUCE INC.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

23. Business Segment Data (continued)

	Year Ended

	December 27, 2002	December 28, 2001	December 29, 2000

Net sales by geographic region:
North America	$1,050.9	$995.6	$922.2
Europe	639.3	550.4	572.7
Asia-Pacific	348.2	328.5	324.5
Other	52.1	53.5	39.9

Total net sales	$2,090.5	$1,928.0	$1,859.3

	December 27, 2002	December 28, 2001

Property, plant and equipment:
North America	$74.6	$65.2
Europe	76.6	41.9
Asia-Pacific	6.2	3.4
Central and South America	352.7	368.9
Maritime equipment (including containers)	159.7	148.0
Corporate	34.1	30.7

Total property, plant and equipment	$703.9	$658.1

	December 27, 2002	December 28, 2001

Identifiable assets:
North America	$226.4	$223.5
Europe	234.4	184.5
Asia-Pacific	55.3	44.1
Central and South America	475.0	508.5
Maritime equipment (including containers)	159.7	148.0
Corporate	112.0	110.6

Total assets	$1,262.8	$1,219.2

Fresh Del Monte’s earnings are heavily dependent on operations located worldwide. These operations are a significant factor in the economies of some of the countries in which Fresh Del Monte operates and are subject to the risks that are inherent in operating in such countries, including government regulations, currency and ownership restrictions and risk of expropriation.

During 2002, Fresh Del Monte had three principal sales agreements for the distribution of its fresh produce, which principally cover sales in the European and Japanese markets. Sales made through these agreements approximated 14%, 15% and 17% of total net sales for 2002, 2001 and 2000, respectively. One of these agreements, with a European distributor, was discontinued as of December 31, 2002 (see Note 3).

Identifiable assets by geographic area represent those assets used in the operations of each geographic area. Corporate assets consist of goodwill, building, leasehold improvements and furniture and fixtures.

FRESH DEL MONTE PRODUCE INC.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

24. Subsequent Events

On January 8, 2003, Fresh Del Monte announced that its Board of Directors declared the regular quarterly cash dividend of $0.05 per share payable on March 5, 2003 to shareholders of record as of February 10, 2003. Pursuant to provisions of the Revolving Credit Facility, Fresh Del Monte may declare and pay dividends and distributions in cash solely out of and up to 50% of Fresh Del Monte’s net income for the year immediately preceding the year in which the dividend or distribution is paid.

On January 27, 2003, Fresh Del Monte acquired Standard Fruit and Vegetable Co., Inc., a Dallas, Texas based integrated distributor of fresh fruit and vegetables, which services retail chains, foodservice distributors, and other wholesalers in approximately 30 states. As a result of the acquisition, Fresh Del Monte added tomatoes, potatoes and other onions to its product offering. The total acquisition cost of $100.0 million was financed primarily by a drawdown on the Revolving Credit Facility. The acquisition will be accounted for as a purchase of a business in accordance with SFAS No. 141. Fresh Del Monte is currently in the process of allocating the purchase price pending the fair valuation of certain assets and liabilities.

On February 12, 2003, Fresh Del Monte’s Board of Directors increased the regular quarterly cash dividend from $0.05 per share to $0.10 per share payable on June 4, 2003 to shareholders of record as of May 12, 2003.

Report of Independent Certified Public Accountants

Board of Directors and Shareholders

Fresh Del Monte Produce Inc.

      We have audited the consolidated financial statements of Fresh Del Monte Produce Inc. and subsidiaries as of December 27, 2002 and December 28, 2001, and for each of the three years in the period ended December 27, 2002, and have issued our report thereon dated February 10, 2003, (except for the third paragraph of Note 24, as to which the date is February 12, 2003) (included elsewhere in this Form 20-F). Our audits also included the financial statement schedule listed in Item 18 of this Form 20-F. This schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audits.

      In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

Miami, Florida

February 10, 2003

S-1

Schedule II — Valuation and Qualifying Accounts

Fresh Del Monte Produce Inc.

and Subsidiaries

(U.S. Dollars in millions)

Col. A	Col. B	Col. C		Col. D	Col. E

		Additions
	Balance at				Balance at
	Beginning	Charged to Costs	Charged to Other		End of
Description	of Period	and Expenses	Accounts	Deductions	Period

Period ended December 27, 2002:

Deducted from asset accounts:
Valuation accounts:
Trade accounts receivable	$13.9	$4.1	$0.2	($0.4)	$17.8
Advances to growers and other receivables	13.5	2.9	1.1	(0.8)	16.7
Deferred tax asset valuation allowance	30.5	(0.4)	6.5	0.0	36.6
Accrued liabilities:
Provision for Kunia Well Site	19.1	7.0	0.0	0.0	26.1

Total	$77.0	$13.6	$7.8	($1.2)	$97.2

Period ended December 28, 2001:
Deducted from asset accounts:
Valuation accounts:
Trade accounts receivable	$12.5	$2.1	$0.0	($0.7)	$13.9
Advances to growers and other receivables	4.9	11.6	0.0	(3.0)	13.5
Deferred tax asset valuation allowance	27.8	8.6	(5.9)	0.0	30.5
Accrued liabilities:
Provision for Kunia Well Site	4.1	15.0	0.0	0.0	19.1

Total	$49.3	$37.3	($5.9)	($3.7)	$77.0

Period ended December 29, 2000:
Deducted from asset accounts:
Valuation accounts:
Trade accounts receivable	$9.9	$3.5	($0.1)	($0.8)	$12.5
Advances to growers and other receivables	4.5	1.2	0.0	(0.8)	4.9
Deferred tax asset valuation	21.2	6.6	0.0	0.0	27.8
Accrued liabilities:
Provision for Kunia Well Site	4.1	0.0	0.0	0.0	4.1

Total	$39.7	$11.3	($0.1)	($1.6)	$49.3

S-2