Form 20-F
period 2003-12-26
FRESH DEL MONTE PRODUCE INC
filed 2004-03-08
CIK 1047340

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934 (No Fee Required)

or
■ Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 (No Fee Required)
For the fiscal year ended December 26, 2003

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

57,282,518 Ordinary Shares

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

Item 17 ☐ Item 18 ☒

PART I

     In this Annual Report (the “Report”), references to “$” and “dollars” are to United States dollars. Reference in this Report to Fresh Del Monte, we, our, and us refers to Fresh Del Monte Produce Inc. and its subsidiaries, unless the context indicates otherwise. Percentages and certain amounts contained herein have been rounded for ease of presentation. Any discrepancies in any table between totals and the sums of amounts listed are due to rounding. As used herein, references to years ended 2001 through 2003 are to fiscal years ended December 28, 2001, December 27, 2002, and December 26, 2003, respectively.

     This Report, information included in future filings by us and information contained in written material, press releases and oral statements issued by or on behalf of us contains, or may contain, statements that constitute forward-looking statements. These statements appear in a number of places in this Report and include statements regarding the intent, belief or current expectations of us or our officers (including statements preceded by, followed by or that include the words “believes,” “expects,” “anticipates” or similar expressions) with respect to various matters, including without limitation (i) our anticipated needs for, and the availability of, cash, (ii) our liquidity and financing plans, (iii) trends affecting our financial condition or results of operations, including anticipated fresh produce sales price levels and anticipated expense levels, (iv) our plans for expansion of our business (including through acquisitions) and cost savings, (v) the impact of competition and (vi) the resolution of certain legal and environmental proceedings. All forward-looking statements in this Report are based on information available to us on the date hereof, and we assume no obligation to update any such forward-looking statements.

     The forward-looking statements are not guarantees of future performance and involve risks and uncertainties. It is important to note that our actual results may differ materially from those in the forward-looking statements as a result of various factors. The accompanying information contained in this Report, including, without limitation, the information under “Key Information—Risk Factors” and “Operating and Financial Review and Prospects,” identifies important factors that could cause our actual results to differ materially from those in the forward-looking statements.

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

     The following selected consolidated financial information for the years ended December 31, 1999, December 29, 2000, December 28, 2001, December 27, 2002 and December 26, 2003, is derived from our respective audited consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America (the “United States” or “U.S.”).

     This data should be read in conjunction with the consolidated financial statements, related notes and other financial information included elsewhere in this Report.

	Year Ended
	December 31,	December 29,	December 28,	December 27,	December 26,
	1999	2000	2001	2002	2003
	(in millions, except share and per share data)
Income Statement Data:
Net sales	$1,743.2	$1,859.3	$1,928.0	$2,090.5	$2,486.8
Cost of products sold	1,592.6	1,692.4	1,645.1	1,753.8	2,158.6

Gross profit	150.6	166.9	282.9	336.7	328.2
Selling, general and administrative expenses	63.5	80.9	89.4	102.7	107.8
Amortization of goodwill	2.6	3.4	3.4	–	–
Provision for Kunia Well Site	–	–	15.0	7.0	–
Asset impairment charges	–	–	10.2	12.6	–

Operating income	84.5	82.6	164.9	214.4	220.4
Interest expense, net	(27.6)	(40.5)	(30.0)	(15.0)	(6.5)
Other income (loss), net	14.7	(6.1)	(12.2)	20.5	28.4

Income before provision for income taxes and cumulative effect of change in accounting principle	71.6	36.0	122.7	219.9	242.3
Provision for income taxes	14.7	2.9	26.5	18.6	15.9

Income before cumulative effect of change in accounting principle	56.9	33.1	96.2	201.3	226.4
Cumulative effect of change in accounting principle	–	–	–	(6.1)	–

Net income	$56.9	$33.1	$96.2	$195.2	$226.4

Basic per share amount:
Operating income per share	$1.57	$1.54	$3.06	$3.87	$3.90
Income before cumulative effect of change in accounting principle	$1.06	$0.62	$1.79	$3.63	$4.00
Cumulative effect of change in accounting principle	$–	$–	$–	$(0.11)	$–
Net income	$1.06	$0.62	$1.79	$3.52	$4.00
Diluted per share amount:
Operating income per share	$1.57	$1.54	$3.03	$3.79	$3.84
Income before cumulative effect of change in accounting principle	$1.06	$0.62	$1.77	$3.56	$3.95
Cumulative effect of change in accounting principle	$–	$–	$–	$(0.11)	$–
Net income	$1.06	$0.62	$1.77	$3.45	$3.95
Dividend declared per ordinary share	$–	$–	$–	$0.20	$0.45
Weighted average number of ordinary shares outstanding:
Basic	53,763,600	53,763,600	53,856,392	55,445,106	56,539,691
Diluted	53,805,237	53,764,383	54,414,868	56,538,659	57,346,377
Balance Sheet Data (at period end):
Cash and cash equivalents	$31.2	$10.6	$13.0	$9.5	$51.0
Working capital	203.7	156.9	125.7	103.4	143.1
Total assets	1,216.2	1,221.6	1,219.2	1,262.8	1,491.2
Total debt	504.1	485.5	333.3	87.3	43.7
Ordinary shares	0.5	0.5	0.5	0.6	0.6
Paid in capital	327.1	327.1	329.7	355.3	367.3
Shareholders’ equity	425.8	457.2	550.5	759.5	942.2

Risk Factors

     We could realize losses and suffer liquidity problems due to declines in sales prices for bananas, pineapples and other fresh produce.

     Our profitability depends largely upon our profit margins and sales volumes of bananas, pineapples and other fresh produce. In 2001, 2002 and 2003 banana sales accounted for the most significant portion of our total net sales, and pineapple sales accounted for the most significant portion of our total gross profit.

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

     The fresh produce business is highly competitive, and the effect of competition is intensified because our products are perishable. In banana and pineapple markets, we compete principally with a limited number of multinational and large regional producers. In the case of our other fresh fruit and vegetable products, we compete with numerous small producers, as well as regional competitors. Our sales are also affected by the availability of seasonal and alternative fresh produce. The extent of competition varies by product. To compete successfully, we must be able to strategically source fresh produce of uniformly high quality and sell and distribute it on a timely and regular basis. In addition, since our profitability has depended primarily on our gross profit on the sale of our Del Monte Gold™ Extra Sweet pineapples, intensified competition in the production and sale of Del Monte Gold™ Extra Sweet pineapples could adversely affect our financial results.

     We are subject to material currency exchange risks because our operations involve transactions denominated in various currencies.

     We conduct operations in many areas of the world involving transactions denominated in a variety of currencies, and our results of operations, as expressed in dollars, may be significantly affected by fluctuations in rates of exchange between currencies. Although a substantial portion of our sales revenues (41% in 2003) is denominated in non-dollar currencies, we incur the majority of our costs in dollars. We generally are unable to adjust our non-dollar local currency produce sales prices to compensate for fluctuations in the exchange rate of the dollar against the relevant local currency. In addition, there is normally a time lag between our incurrence of costs and collection of the related sales proceeds. Accordingly, if the dollar appreciates relative to the currencies in which we receive sales proceeds, our operating results may be negatively affected. Although we periodically enter into currency forward contracts and options as a hedge against currency exposures, we may not enter into these contracts during any particular period or these contracts may not adequately offset currency fluctuations.

     Our strategy of diversifying our product line and increasing the value-added services that we provide to our customers may not be successful.

     We are diversifying our product line through acquisitions and internal growth. In addition, we are expanding our service offerings to include a higher proportion of value-added services, such as the preparation of fresh-cut produce, ripening, customized sorting and packing, direct-to-store delivery and in-store merchandising and promotional support. This represents a significant departure from our traditional business of delivering our products to our customers at the port. In recent periods, we have made significant investments in distribution centers and fresh-cut facilities through capital expenditures and acquisitions. We may not be successful in anticipating the demand for these products and services, in establishing the requisite infrastructure to meet customer demands or the provision of these value-added services. If we are not successful in these efforts, our business, financial condition or results of operations could be materially and adversely affected.

     Increased prices for fuel, packaging materials or short-term refrigerated vessel charter rates could increase our costs significantly.

     Our costs are determined in large part by the prices of fuel and packaging materials, including containerboard, plastic and resin. We may be adversely affected if sufficient quantities of these materials are not available to us. Any significant increase in the cost of these items could also materially and adversely affect our results. Other than the cost of our products (including packaging), sea and inland transportation costs represent the largest component of cost of products sold. During 2000, the cost of fuel and containerboard increased as compared to the prior years, which resulted in a negative impact on our results of operations. Our average cost of fuel decreased by 11% in 2001 as compared to 2000, increased by 9% in 2002 and increased by 24% in 2003. Our average cost of containerboard decreased by 17% during 2001 as compared to 2000, decreased by 5% during 2002 and increased by 3% during 2003, respectively. In addition, we are subject to the volatility of the short-term charter vessel market because approximately 45% of our refrigerated vessels are chartered rather than owned. These charters are primarily short-term, typically for periods of one to three years. As a result, a significant increase in short-term charter rates would materially and adversely affect our results.

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

     The United States Environmental Protection Agency (the “EPA”) has placed a certain site at our plantation in Oahu, Hawaii on the National Priorities List under the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (the “Superfund” law). Under an order entered into with the EPA, we completed a remedial investigation and engaged in a feasibility study to determine the extent of the environmental contamination. The remedial investigation report was finalized on January 21, 1999 and approved by the EPA in February 1999. A final draft feasibility study was submitted for EPA review in December 1999 and updated in December 2001 and October 2002, and approved by the EPA on April 22, 2003. On September 25, 2003, the EPA issued the Record of Decision (“ROD”). The EPA estimates in the ROD that the remediation costs associated with the clean up of our plantation will range from $12.9 million to $25.4 million. Certain portions of the EPA’s estimates have been discounted using a 5% interest rate. The undiscounted estimates are between $14.8 million to $28.7 million. See “Legal Proceedings – Kunia Well Site.”

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

     The distribution of our fresh produce in Europe could be adversely affected if we fail to maintain our distribution arrangement.

     We import and distribute a substantial portion of our fresh produce in Europe through a marketing entity with which we have an exclusive arrangement. If we were to discontinue this exclusive arrangement, our ability to import and distribute our products in Southern Europe and the Mediterranean region may be affected.

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

     Since we are an exempted holding company, our ability to meet our financial obligations depends primarily on receiving sufficient funds from our subsidiaries. The payment of dividends or other distributions to us by our subsidiaries may be restricted by the provisions of our credit agreements and other contractual requirements and by applicable legal restrictions on payment of dividends.

     If we were unable to meet our financial obligations, we would be forced to pursue one or more alternative strategies such as selling assets, restructuring or refinancing our indebtedness or seeking additional equity capital, strategies which might not be successful. Additional sales of our equity capital could substantially dilute the ownership interest of existing shareholders.

     Our new credit facility imposes operating and financial restrictions on our activities. Our failure to comply with the obligations under this facility, including maintenance of financial ratios, could result in an event of default, which, if not cured or waived, would permit acceleration of the indebtedness due under the facility.

     We are controlled by our principal shareholders.

     IAT Group Inc. and its current shareholders, members of the Abu-Ghazaleh family, are our principal shareholders and currently, directly and indirectly, beneficially own approximately 55.0% of our outstanding ordinary shares. Our chairman and chief executive officer, and two other directors, are members of the Abu-Ghazaleh family. We expect our principal shareholders to continue to use their majority interest in our ordinary shares to direct our management, to control the election of our entire board of directors, to determine the method and timing of the payment of any dividends, to determine substantially all other matters requiring shareholder approval and to control us. The concentration of our beneficial ownership may have the effect of delaying, deterring or preventing a change in control, may discourage bids for the ordinary shares at a premium over their market price and may otherwise adversely affect the market price of the ordinary shares.

     A substantial number of our ordinary shares are available for sale in the public market, and sales of those shares could adversely affect our share price.

     Future sales of our ordinary shares by our principal shareholders, or the perception that such sales could occur, could adversely affect the prevailing market price of our ordinary shares. Of the 57,282,518 ordinary shares outstanding as of December 26, 2003, 31,477,400 ordinary shares are owned by the principal shareholders and are “restricted securities.” These “restricted” ordinary shares can be registered upon demand and are eligible for sale in the public market without registration under the Securities Act of 1933, subject to compliance with the resale volume limitations and other restrictions of Rule 144 under the Securities Act.

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

     We are incorporated under the laws of the Cayman Islands, and our corporate affairs are governed by our Memorandum and Articles of Association and by the Companies Law (2003 Revision) of the Cayman Islands. Principles of law relating to matters such as the validity of corporate procedures, the fiduciary duties of our management, directors and controlling shareholders and the rights of our shareholders differ from those that would apply if we were incorporated in a jurisdiction within the United States. Further, the rights of shareholders under Cayman Islands law are not as clearly established as the rights of shareholders under legislation or judicial precedent applicable in most U.S. jurisdictions. As a result, our public shareholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than they might have as shareholders of a corporation incorporated in a U.S. jurisdiction. In addition, there is doubt as to whether the courts of the Cayman Islands would enforce, either in an original action or in an action for enforcement of judgments of U.S. courts, liabilities that are predicated upon the U.S. federal securities laws.

Item 4. Information on the Company

History and Development of Fresh Del Monte

     Our legal name is Fresh Del Monte Produce Inc., and our commercial name is Del Monte Fresh Produce. We are an exempted holding company, incorporated under the laws of the Cayman Islands on August 29, 1996 and are 46.4% owned by IAT Group Inc., which is 100% beneficially owned by members of the Abu-Ghazaleh family. In addition, members of the Abu-Ghazaleh family directly own 8.6% of the outstanding ordinary shares of Fresh Del Monte. Our principal executive office is located at Walker House, Mary Street, P.O. Box 908 GT, Georgetown, Grand Cayman, Cayman Islands. Our U.S. executive office is located at c/o Del Monte Fresh Produce Company, 241 Sevilla Avenue, Coral Gables, Florida 33134. Our telephone number at our U.S. executive office is (305) 520-8400. Our Internet address is http://www.freshdelmonte.com. The electronic version of this Annual Report on Form 20-F, along with other information about us and our operations, financial information, other documents filed with the Securities and Exchange Commission (the “SEC”) and other useful information about us can be found on our website.

     Our global business, conducted through subsidiaries, is primarily the worldwide sourcing, transportation and marketing of fresh and fresh-cut produce. We source our products (bananas, pineapples, melons, specialty melons, tomatoes, potatoes, onions, strawberries, grapes, citrus, apples, pears, peaches, plums, nectarines, cherries, kiwi, Vidalia® sweet onions and greens) primarily from Central and South America and the Philippines. We also source products from North America, Africa and Europe. We distribute our products in North America, Europe, the Asia-Pacific region and South

America. Our products are sourced from company-owned farms, through joint venture arrangements and through supply contracts with independent growers.

     On June 26, 2002, we acquired certain assets of U.K.-based Fisher Foods Limited’s chilled division (“U.K. Fresh-Cut”) from the administrative receivers. The acquisition included three facilities dedicated to chilled fresh-cut produce, bagged and prepared salads, such as coleslaw and potato salad, and accelerated our growth in the fresh-cut category.

     On December 13, 2002, we sold our 80% non-controlling interest in Internationale Fruchtimport Gesellschaft Weichert & Co. (“Interfrucht”), a Northern European distributor of fresh fruit and other produce. The sale of the 80% non-controlling interest in Interfrucht will enable us to control the direct marketing of our products in the Northern European region.

     On January 27, 2003, we acquired Standard Fruit and Vegetable Co., Inc. (“Standard”), a Dallas, Texas based integrated distributor of fresh fruit and vegetables, which services retail chains, foodservice distributors and other wholesalers in approximately 30 states. As a result of this acquisition, we have added tomatoes, potatoes, strawberries and onions to our product offering and an additional four distribution centers in North America.

     On June 18, 2003, we acquired the remaining 33% minority interest in Envases Industriales de Costa Rica, S.A. (“Envaco”), a manufacturer of corrugated boxes. This acquisition provides us with 100% ownership of our corrugated box plant in Costa Rica.

     On November 21, 2003, we acquired Poland-based Expans Sp. z o.o. (“Expans”), a leading distributor of fresh fruit and vegetables. Expans markets a broad range of produce including bananas, citrus, tomatoes, grapes and vegetables. This acquisition enables us to leverage the strong brand identity of Del Monte, to establish a strong foundation in Poland and the broader Central European region, and to export fresh fruit and vegetables from Poland to our other distribution facilities and fresh-cut operations in the United Kingdom and Northern Europe.

     On December 22, 2003, we acquired the assets of Country Best Produce (“Country Best”) from Agway, Inc. Country Best is a leading U.S. East Coast processor and packager of potatoes, onions, sweet corn, and other fresh fruit and vegetables. The acquisition includes processing and packaging operations in Plant City, Florida; Winder, Georgia; and Syracuse, New York; in addition to a buying operation in Idaho that facilitates sales between produce buyers and growers and provides proximity to one of the nation’s largest supplies of high quality potatoes. This acquisition strengthens our position in two key product areas, potatoes and onions, while providing us with a foothold in the growing sweet corn category.

     Our principal capital expenditures for 2003 consisted of expansion of distribution and fresh-cut facilities in North America, Europe and Asia-Pacific, expansion of operating facilities in South America, the acquisition of a pre-owned refrigerated vessel and information systems initiatives for a total of $41.5 million. Our principal capital expenditures for 2002 were primarily for expansion of distribution and fresh-cut facilities in North America, Europe and Asia-Pacific, expansion of operating facilities in South America and Central America and the acquisition of a pre-owned refrigerated vessel for a total of $39.7 million. Capital expenditures were funded from operating cash flows.

     Principal capital expenditures planned for 2004 consist of approximately $80 million for expansion of distribution and fresh-cut facilities in North America and Europe as well as expansion of operating facilities in South America and information technology initiatives. We expect to fund our capital expenditures in 2004 from operating cash flows and borrowings under our revolving credit facility.

Business Overview

     We are a leading vertically integrated producer and marketer of high quality fresh and packaged fresh-cut produce. Our products include bananas, pineapples, melons, specialty melons, tomatoes, potatoes, onions, strawberries, grapes, citrus, apples, pears, peaches, plums, nectarines, cherries, kiwis, Vidalia® sweet onions and greens. As a result of the acquisition of Standard in January 2003, we have added tomatoes, potatoes, strawberries and onions to our product offering. We market our products worldwide under the DEL MONTE® brand, a symbol of product quality and reliability since 1892. Our global sourcing and logistics network allows us to provide regular delivery of consistently high quality fresh produce and value-added services to our customers.

     We have leading market positions in key fresh produce categories. We believe we are:

•	the number one marketer of fresh pineapples worldwide, including our “Del Monte Gold ™ Extra Sweet” pineapple, with an estimated 50% market share in 2003;

•	the number one marketer of branded melons in the United States and the United Kingdom;

•	the third largest marketer of bananas worldwide, with an estimated 15% market share in 2003;

•	the largest repacker of tomatoes in the United Sates with an estimated 4% market share in 2003;

•	a leading year-round marketer of branded grapes in the United States;

•	a leading marketer of branded grapes, citrus, apples, pears and other non-tropical fruit in selected markets; and

•	a leading marketer of branded sweet onions in the United States.

     We also have an established platform in the value-added fresh-cut produce market, which has built upon our existing fresh-cut pineapple business. The fresh-cut produce market, estimated at $11 billion in the United States alone in 2000, is one of the fastest-growing categories in the fresh produce segment and is expected to grow to approximately $24 billion by 2006. This category includes fresh produce that has been trimmed, peeled, cut and packaged into nutritious, ready-to-use products for retail stores and foodservice operators. Our fresh-cut fruit products include pineapples, melons, grapes and other non-tropical fruit, and our fresh-cut vegetable products include lettuce, broccoli, cauliflower, celery and various greens. Our other fresh-cut product offerings also includes bagged and prepared salads, such as coleslaw and potato salad. We believe our global sourcing and logistics capabilities, combined with the DEL MONTE® brand, will enable us to achieve a leading position in this market.

     We source and distribute our products on a global basis. Our products are grown primarily in Central and South America and the Philippines. We also source products from North America, Africa and Europe. Our products are sourced from company-controlled farms and independent growers. We transport our fresh produce to markets using our fleet of 23 owned and 18 chartered refrigerated vessels, and we operate four port facilities in the United States. At year-end 2003, we operated 47 distribution centers, generally with cold storage and ripening facilities in our key markets worldwide, including the United

States, the United Kingdom, Japan, Korea, Hong Kong, Brazil and Poland. We also operated a total of 15 fresh-cut facilities in the United States, the United Kingdom and Japan some of which are located within our distribution centers. Through our vertically integrated network, we manage the transportation and distribution of our products in a continuous temperature-controlled environment. This enables us to preserve quality and freshness, and to optimize product shelf life, while ensuring timely and year-round distribution. Furthermore, our position as a volume producer and shipper of bananas allows us to lower our average per-box logistics cost and to provide regular deliveries of our premium fresh fruit to meet the increasing demand for year-round supply.

     We market and distribute our products to retail stores, food clubs, wholesalers, distributors and foodservice operators in more than 50 countries around the world. North America is our largest market, accounting for 54% of our net sales in 2003. Europe and the Asia-Pacific region, including the Middle East, are our other major markets, accounting for 29% and 15% of our net sales in 2003, respectively. We are continuing to expand our network of distribution centers and fresh-cut facilities worldwide. These investments address the growing demand from supermarket chains, club stores, mass merchandisers and independent grocers to provide value-added services, including the preparation of fresh-cut produce, ripening, customized sorting and packing, just-in-time and direct-store-delivery and in-store merchandising and promotional support. Large national retail chains are increasingly choosing fewer suppliers – ones that can serve all of their needs on a national basis – and there is a significant opportunity for a company with a full fresh and fresh-cut line, a well recognized brand, a consistent supply of quality produce and national distribution network to become the preferred supplier to these large retail customers. We believe that we are uniquely positioned to become this preferred supplier, and our goal is to achieve this status by creating a leading position in fresh-cut produce and diversifying our fresh produce selection.

PRODUCTS

     Bananas

     Bananas are the leading internationally traded fresh fruit in terms of volume and dollar sales and the best-selling fresh fruit in the United States. Europe and North America are the world’s largest banana markets, with annual imports of 15 and 10 billion pounds, respectively. The Asia-Pacific region imports approximately five billion pounds per year. Bananas are a key produce department product due to their high turnover and the premium margins realized by grocers.

     Bananas have a relatively short growing cycle and are grown in tropical locations with humid climates and heavy rainfall, such as Central and South America, the Caribbean, the Philippines and Africa. Bananas are grown throughout the year in these locations, although demand and prices fluctuate based on the relative supply of bananas and the availability of seasonal and alternative fruit.

     Gold Pineapples

     From 1992 to 2002, the volume of fresh pineapple imports increased by approximately 226% in North America and 106% in Europe. In the Asia-Pacific region, the volume of imports increased 24% during the same period. In 2002, annual fresh pineapple consumption in the United States and Canada reached approximately one billion pounds. Also in 2002, fresh pineapple imports into Europe and the Asia-Pacific region were approximately 1.4 billion pounds and 400 million pounds, respectively.

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

     While there are many varieties of pineapple, among the principal varieties is the Champaka pineapple, which is the traditional conical shaped pineapple with a light yellow flesh. While the Champaka pineapple historically has been the most commonly available variety of fresh and canned pineapple, we believe that the significant increase in fresh pineapple sales in recent years is due to the introduction of premium pineapples, such as our “Del Monte Gold™ Extra Sweet” pineapple, which has enhanced taste, golden shell color, bright yellow flesh and higher vitamin C content.

     Fresh-Cut Produce

     The fresh-cut produce market first gained prominence in many U.S. and European markets with the introduction of packaged salads. While packaged salads continue to account for a large proportion of fresh-cut produce sales, the category has expanded significantly to include pineapples, assorted melons, broccoli, carrots, mushrooms and other produce items that are washed, cut and packaged in a ready-to-use form. It is estimated that approximately 85% of all U.S. households now purchase fresh-cut produce every few months, and these products account for a rapidly increasing share of total produce sales. Market expansion has been driven largely by consumer demand for fresh, healthy and ready-to-eat food alternatives, as well as significant demand from foodservice operators. Within this market, we believe that there will be increasing differentiation between companies active primarily in the packaged salad market and other companies, like us, that can offer a wide variety of fresh-cut produce items.

     The majority of fresh-cut produce is sold to consumers through foodservice operators, although retail stores are gaining market share. The majority of fresh-cut products are offered by local or regional suppliers, and many retail food stores conduct cutting operations on their own premises. We believe, however, that outsourcing by food retailers will increase, particularly as food safety regulations become more stringent and retailers demand more value-added services. This trend should benefit large branded suppliers like us, who are better positioned to invest in fresh-cut facilities and to service regional and national chains and foodservice operators, as well as supercenters, mass merchandisers and club stores. We also believe that large branded suppliers will benefit from merchandising, branding and other marketing strategies for fresh-cut products, similar to those used for branded processed food products, which depend substantially on product differentiation.

     Melons

     From 1992 to 2002, the volume of imports of cantaloupes and other melons increased by approximately 102% in North America and 58% in Europe. Melons are one of the highest volume fresh produce items, and this category includes many varieties, such as cantaloupe, honeydew and watermelons. During the summer and fall growing seasons in the United States and Europe, demand is met in large part by local suppliers of unbranded or regionally branded melons. By contrast, in North America and Europe, imports significantly increase, and melons command premium pricing from October to May. Melons are grown in temperate and tropical locations and have a relatively short growing cycle.

     Non-Tropical Fruit

     Non-tropical fruit include grapes, apples, pears, citrus, peaches, plums, nectarines, apricots, avocados and kiwis. Generally, non-tropical fruit grows on trees, bushes or vines that shed their leaves seasonally. Over 50% of our non-tropical fruit net sales are from grapes. In the United States, approximately 15% of total grape production is used for fresh consumption, with the remainder processed for the production of wine, raisins, juices and canned products. The higher production cost and higher product value of fresh grapes result from more intensive production practices than are required for grapes grown for processing. While California supplies approximately 91% of total grape volumes, imports have made fresh grapes available year-round in the United States, with shipments mostly from Chile. Most of the U.S. production is marketed from May to October. From December to April, Chilean grapes dominate the market.

     Tomatoes

     The United States is one of the largest producers of tomatoes in the world, ranking second only to China. Mexico and Canada are also important suppliers of fresh tomatoes within North America. Annual per capita consumption of fresh tomatoes in the United States has increased by 15% over the past decade to approximately 18 pounds per person. Fresh tomatoes remain a top performer for food retailers, generating over 7% of a retailer’s produce department’s sales.

PRODUCTS, SOURCING AND PRODUCTION

     Our products are grown and sourced primarily in Central and South America and the Philippines. We also source products from North America, Africa and Europe. In 2003, 38% of the fresh produce we sold was grown on company-controlled farms and the remaining 62% was acquired through supply contracts with independent growers.

     We produce, source, distribute and market a broad array of fresh produce throughout the world, primarily under the DEL MONTE® brand, as well as under other proprietary brands such as UTC® and Rosy® .

     The following table indicates our net sales by product for the last three fiscal years:

	Year ended
	December 28,		December 27,		December 26,
	2001		2002		2003
			(U.S. dollars in millions)
Net sales by product category:
Bananas	$894.2	46%	$957.0	46%	$969.6	39%
Other Fresh Produce:
Gold Pineapples	318.5	17	368.3	18	392.7	16
Fresh-Cut Produce	76.4	4	146.9	7	213.5	9
Melons	194.7	10	200.8	10	201.8	8
Non-tropical fruit	195.4	10	194.5	9	214.0	9
Tomatoes	—	—	0.9	—	131.9	5
Vegetables	26.1	1	13.5	1	114.1	5
Other Fruit	117.5	6	105.6	6	130.1	5

Total other fresh produce	928.6	48	1,030.5	49	1,398.1	56
Non-Produce	105.2	6	103.0	5	119.1	5

Total	$1,928.0	100%	$2,090.5	100%	$2,486.8	100%

     Bananas

     We believe that we are the world’s third largest marketer of bananas with an estimated 15% market share in 2003. Our banana sales in North America, Europe and the Asia-Pacific region accounted for approximately 40%, 31% and 28% of our net sales of bananas in 2003, respectively. We produced 28% of the banana volume we sold in 2003 on company-controlled farms, and we purchased the remainder from independent growers.

     Bananas are the best-selling fresh produce item, as well as a high margin product for many of our customers. Accordingly, our ability to provide our customers with a year-round supply of high quality DEL MONTE® bananas is important to maintaining our existing customer relationships and attracting new customers. Our position as a volume shipper of bananas has also allowed us to make regular shipments of a wide array of other fresh produce, such as pineapples, melons and plantains, reducing our average per-box logistics costs and maintaining higher quality produce with a longer shelf life. We believe that our investment in distribution centers will also improve the profitability of our banana operations as we provide more ripening, cold storage, just-in-time and direct-to-store delivery and other value-added services to our customers.

     We produce bananas on company-controlled farms in Costa Rica, Guatemala, Brazil and Cameroon, and we purchase bananas from independent growers in the Philippines, Costa Rica, Ecuador, Colombia and Guatemala. Although our purchase contracts are primarily long-term, we also make purchases in the spot market, primarily in Ecuador. In Ecuador and Costa Rica there are minimum export prices for the sale of bananas, which are established by the respective government.

     Due in part to limitations in the Philippines on foreign ownership of land, we purchase bananas in the Philippines through long-term contracts with independent growers. Approximately 68% of our Philippine-sourced bananas are supplied by one grower, representing 18% of our total banana volume in 2003.

     Gold Pineapples

     Since the introduction in 1996 of our “Del Monte Gold™ Extra Sweet” pineapple, our share of the worldwide fresh pineapple market has grown significantly to an estimated 50% in 2003. Pineapple sales in North America, Europe and the Asia-Pacific region accounted for 55%, 34% and 11% of our net sales of pineapples in 2003, respectively.

     From 1996 to 2003, our production of the “Del Monte Gold™ Extra Sweet” pineapple increased from two and a half million boxes to 19 million boxes. Based on FAO data, the volume of pineapple sales in the United States has increased significantly since 1996. We believe that a substantial portion of this growth is due to our introduction of the “Del Monte Gold™ Extra Sweet” pineapple. We expect to continue to increase the sales volume of our extra sweet pineapples in the near future with extra sweet pineapples grown in Hawaii and South America. The “Del Monte Gold™ Extra Sweet” pineapple has a number of highly desirable characteristics such as enhanced taste, golden shell color, bright yellow flesh and a higher vitamin C content as compared to traditional varieties of pineapple, such as the Champaka pineapple.

     The principal production and procurement areas for our gold pineapples are Costa Rica, Hawaii and the Philippines, and at the end of 2003, we began exporting gold pineapples from Brazil. Cultivating pineapples requires greater capital resources, significant agricultural expertise, greater effort and longer growing time relative to bananas. As a result, relative to our bananas, a higher percentage of the pineapples we sell (71% by volume in 2003) are produced on company-controlled farms.

     Fresh-Cut Produce

     We believe that the fresh-cut produce market is one of the fastest-growing categories in the fresh produce segment, largely due to consumer trends favoring healthy and conveniently packaged ready-to-eat foods. We established a platform in this industry through acquisitions that we have completed in the past four years and by building upon our existing fresh-cut pineapple business. We believe that our experience in this market, coupled with our sourcing and logistics capabilities and the DEL MONTE®

brand, will enable us to achieve a leading position in this highly fragmented market. Our fresh-cut fruit products include pineapple, melons, grapes, citrus, apples, kiwi and other fruit items. The fruit we use in our fresh-cut operations are sourced within our integrated system of company-controlled farms and from independent growers. We also offer fresh-cut vegetables, including lettuce, tomatoes, onions, carrots, broccoli, cauliflower, celery, various greens and prepared salads such as coleslaw and potato salad. We purchase most of our vegetables for these purposes from independent growers in the United States and in Europe. Our purchase contracts for both fruit and vegetables are typically short-term but vary by produce item. Substantially all of our fresh-cut products are sold in the United States and the United Kingdom.

     Melons

     We sell a variety of melons including cantaloupe, honeydew, watermelon and specialty melons, which we introduced to meet the different tastes and expectations of consumers in Europe. Cantaloupes represented over 78% of our melon sales volume in 2003. We have become a significant producer and distributor of melons from October to May in North American and European regions by sourcing melons from our company-controlled farms and independent growers in Central and South America, where production generally occurs during this period. We believe we were the largest marketer in the United States and the United Kingdom of branded melons in 2003. Melons sold in North America and Europe from October to May generally command a premium price due to the relative scarcity of melons and alternative fruit. Melon sales in North America and Europe accounted for 78% and 21% of our net sales of melons in 2003, respectively. In terms of volume, we produced 76% of the melons we sold in 2003 on company-controlled farms and purchased the remainder from independent growers.

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

     Non-Tropical Fruit

     We sell a variety of non-tropical fruit including grapes, citrus, apples, pears, peaches, plums, nectarines, apricots, avocados and kiwi. Non-tropical fruit sales in North America, Europe, the Asia-Pacific region and South America accounted for approximately 64%, 19%, 12% and 4% of our total net sales of non-tropical fruit in 2003, respectively. A large portion of our citrus is sold in the Asia-Pacific region. We obtain our supply of non-tropical fruit from company-owned farms in Chile and from independent growers in Chile, the United States, Mexico, Spain, Italy, Turkey, Greece, New Zealand, Argentina and South Africa. In Chile, we purchase fruit from independent growers and also produce a variety of non-tropical fruit on approximately 7,900 acres of company-owned or leased land. In the United States, the majority of our fruit is sourced from California. In Spain and New Zealand, we have our own sourcing operations, ensuring a consistent supply of high quality non-tropical fruit during the growing season. Purchase contracts for non-tropical fruit are typically made on an annual basis.

     Tomatoes

     We source our tomatoes mainly from the United States, Mexico and Canada. The tomato category is highly fragmented with many suppliers, re-packers and wholesalers in various geographic regions of the country. As a result of the Standard acquisition in January of 2003, we believe that we are one of the largest re-packers of fresh tomatoes in the United States, with a 4% market share in 2003. As a high volume item, tomatoes are a perfect fit for our network of distribution and re-packing facilities. This new product category allows us to add value through leveraging our purchase volumes to reduce costs and perform the sorting, packaging and custom labeling locally, in addition to delivering just in time to retail chains and foodservice customers. Foodservice absorbs over half of the field fresh tomato crop in North America each year. With our fresh-cut fruit and vegetable facilities, we can add additional value by further processing or incorporating tomatoes into our consumer packaged products.

     Vegetables

     We produce and distribute a variety of vegetables. The principal vegetable products are potatoes, onions and various greens. As a result of the Standard acquisition in January of 2003, we added potatoes and onions. We distribute packaged greens, principally collard, turnip and mustard greens and kale. While we sell bulk product, we also use our size and distribution network to find opportunities to add value. We add value from our ability to store, sort, process, pack or deliver to a specific customer’s requirements. Also, we offer convenient products, such as pre-washed and pre-cut greens and pre-washed, microwaveable individual fresh potatoes. We source our potatoes from independent growers in North America. We source our greens primarily from our own farms in Georgia and independent growers in the Southeastern United States. We operate a Vidalia® sweet onion farm and distribution facility in Georgia. Although sweet onions are grown throughout the United States, a sweet onion may only be labeled a Vidalia® sweet onion if it is grown in certain counties in Georgia. We believe we are a leading marketer of branded sweet onions in the United States.

     Other Fruit

     We produce, distribute and market a variety of other fruit, including Champaka (non-gold) pineapples, strawberries, plantains and mangos, as well as various other varieties of fruit. We source these other fruit items from company-controlled farms and independent growers in Costa Rica, Colombia, Guatemala and the United States. Our other fruit business also includes our frozen pineapple operations. Frozen pineapples are used in a variety of preparations, including fruit-based drinks, such as fruit smoothies and frozen dessert products.

     Non-Produce Products and Services

     Our non-produce services include our third-party ocean freight business, our third-party plastics and box manufacturing business, our Jordanian poultry business and our Argentine grain business. Our third-party ocean freight business allows us to generate incremental revenue on vessels’ return voyages to our product sourcing locations when space is available on outbound voyages to our major markets. This reduces our overall shipping costs. As a result, we believe our vessel utilization rate is above average for the fresh produce industry. Our plastics and box manufacturing business produces bins, trays, bags and boxes. Although this business is intended mainly to satisfy internal packaging requirements, we also sell these products to third parties. We own a state-of-the-art poultry farm and processing facility in Jordan. It is a leading provider to retail stores and foodservice operators in that country. In addition, we grow grain on leased farms in Argentina, including corn used to supply a portion of the feed requirements of our Jordanian poultry operations. We own and operate grain silos in Argentina for the storage of grain grown by third parties and us, which may be held for future sales.

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

     We have a fully integrated logistics network, which includes land and sea transportation through a broad range of refrigerated environments in vessels, port facilities, containers, trucks and warehouses. Our objective is to maximize utilization of our logistics network to lower our average per-box logistics cost, while remaining sufficiently flexible to redeploy capacity or shipments to meet fluctuations in demand in our key markets. We believe that our control of the logistics process is a competitive advantage because we are able to continuously monitor and maintain the quality of our produce and ensure timely and regular distribution to customers on a year-round basis. Because logistics costs are also our largest expense other than our cost of products, we devote substantial resources to managing the scheduling and availability of various means of reliable transportation.

     We transport our fresh produce to markets worldwide using our fleet of 23 owned and 18 chartered refrigerated vessels. In recent years, we have sought to rationalize our chartered fleet through opportunistic acquisitions of vessels. We believe that our enlarged fleet of owned vessels has been a cost-effective means of reducing our exposure to the volatility of the charter market, and we plan to continue to evaluate opportunities to increase our fleet. All of the 18 vessels we charter are chartered on a short-term basis. We also lease refrigerated containers under capital, rather than operating leases, which we believe is a more cost-effective means of managing our container requirements.

     Our logistics system is supported by various information systems. In 2002, we began implementing a state-of-the-art logistics system in North America built on our purchase of a suite of transportation software solutions. The implementation of this network optimizing transportation management software was completed in July 2003. The system optimizes our North American transportation by identifying and creating network synergies, customer consolidations and real-time visibility. It provides the capabilities to control our transportation costs and create value-added programs that differentiate us from other providers. In 2003, we created a separate transportation company to pro-actively manage our inland transportation expenses and provide the flexibility to meet customer demands and increase our level of service. Ultimately, this new system will support our long-term strategic and sales growth initiatives. We expect this new system to add significant value to our logistics network by reducing costs, increasing efficiencies and improving leverage with freight providers.

SALES AND MARKETING

     Our sales and marketing activities are conducted by our sales force located at our sales offices worldwide and at each of our distribution centers. A key element of our sales and marketing strategy is to use our distribution centers as a means of providing value-added services for our customers. As a result, we have made significant investments in our network of distribution centers and plan additional investments through 2004. Our planned investments are concentrated in North America and Europe, where we believe that a strong presence will allow us to service a greater proportion of our customers’ needs and to capture a greater proportion of the fresh and fresh-cut produce markets. Investments in our network will include new distribution centers with fresh-cut, ripening, re-packing and other value-added service facilities, as well as enhancements to existing distribution centers and the addition of smaller distribution centers to service some of our growing regional markets.

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

     North America

     In 2003, 54% of our net sales were made in North America. In North America, we have established a highly integrated sales and marketing network that builds on our ability to control all transportation and distribution throughout our extensive logistics network. As a result of the Standard and Country Best acquisitions we have added eight distribution centers in the United States with processing and packaging capabilities and have added tomatoes, potatoes, sweet corn and onions to our product offering. At December 26, 2003, we operated a total of 30 distribution centers and fresh-cut facilities in the United States. Our distribution centers have ripening capabilities and other value-added services. We also operated four port facilities, which include cold storage facilities.

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

     Europe

     We distribute our products throughout Europe. In the United Kingdom, where we operate eight distribution centers and fresh-cut facilities, our products are distributed to leading retail chains, smaller regional customers as well as to wholesalers and distributors through direct sales and distribution centers. In Northern Europe, we distribute our products through our own marketing entities with offices located in Germany, The Netherlands and Belgium. These entities distribute our products in Germany, Austria, Benelux, Denmark, Scandinavia and Switzerland. As a result of the Expans acquisition in November 2003, we operate seven distribution centers in Poland, which provide banana ripening and other value added services. This new Poland operation provides us with new distribution opportunities in Poland as well as in neighboring Central European countries and also provides us with locally grown produce that we can export to our distribution facilities and fresh-cut operations in the United Kingdom and Northern Europe. In Southern Europe, we distribute our products through an independent marketing company.

     Asia-Pacific

     We distribute our products in the Asia-Pacific region, including the Middle East, through direct marketing and large distributors. Our principal markets in this region are Japan, Korea, China and Hong Kong. In Japan, we distributed approximately 84% of our products in 2003 through direct sales and the remainder through Japan’s largest fresh produce distribution cooperative, which distributes our products on a sales commission basis. We manage four distribution centers at ports in Japan with cold storage and banana ripening facilities.

     We also engage in direct sales and marketing activities in Korea and Hong Kong. In other Asia-Pacific markets, we sell to local distributors. We have one distribution center and banana ripening facility in Hong Kong. In Korea, we have two distribution centers, utilizing state-of-the art ripening technology not available anywhere else in that market. This increases our ability to offer value-added services to our customers.

     South America

     We also distribute our products in South America. We have direct sales and marketing activities in strategic markets in this region, operating distribution centers in Brazil and in Argentina. Our sales in these markets focus mainly on bananas, melons, pineapples and non-tropical fruit including grapes. During 2003, we began marketing Del Monte Gold™ pineapples in Brazil.

QUALITY ASSURANCE

     To ensure the consistent high quality of our products, we have a quality assurance group that maintains detailed quality specifications for all our products so that they meet or exceed minimum regulatory requirements. Our specifications require extensive sampling of our fresh produce at each stage of the production and distribution processes to ensure high quality and proper sizing, as well as to identify the primary sources of any defects. Our fresh produce is evaluated based on both external appearance and internal quality, using size, color, porosity, translucence and sweetness as criteria. Only fresh produce meeting our stringent quality specifications is sold under the DEL MONTE® brand.

     We are able to maintain the high quality of our products by growing our own produce and working closely with our independent growers. We insist that all produce supplied by our independent growers meet the same stringent quality requirements as produce grown on our farms. Accordingly, we monitor our independent growers to ensure that their produce will meet agricultural and quality control standards, offer technical assistance on certain aspects of production and packing and, in some cases, manage the farms. The quality assurance process begins on the farms and continues as harvested products enter our packing facilities. Where appropriate, we cool the fresh produce at our packing facilities to maximize quality and optimize shelf life. As an indication of our commitment to quality, many of our operations have received certificates of compliance from the International Standards of Operation (“ISO”), in environmental compliance (14001), production processes (9002). In 2003, we became the world’s first multinational fresh produce company to receive Eurepgap certification. This certification, the toughest and most prestigious in existence, signals European retailers and consumers that the fresh produce from our certified operations is of the highest quality and that it meets the strictest food safety standards.

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

     European Union Banana Import Regulations

     On May 2, 2001, the European Commission adopted a new regulation, which revised a banana import system based on the agreement reached by the European Union with the United States government on April 11, 2001. The new system became effective on July 1, 2001 and maintains the use of banana import licenses within the tariff quotas determined by the European Commission until December 31, 2005.

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

     The extent of competition varies by product. In the pineapple, grape and non-tropical fruit markets, we believe that the high degree of capital investment and cultivation expertise required, as well as the longer length of the growing cycle, make it relatively difficult to enter the market. In addition, there historically has tended to be less price volatility for pineapples as compared to bananas, due to a more stable equilibrium between supply and demand. This is partly attributable to a perception by consumers that there are fewer comparable alternatives to fresh pineapples.

     In the banana market, we continue to face competition from a limited number of large multinational companies. At times, particularly when demand is greater than supply, we also face competition from a large number of relatively small banana producers. Unlike pineapples, grapes and non-tropical fruit, there are few barriers to entry into the banana market. Supplies of bananas can be increased relatively quickly due to bananas relatively short growing cycle and the limited capital investment required for banana growing. As a result of supply and demand, as well as seasonal factors, banana prices fluctuate significantly.

     In the melon market, we compete with producers and distributors of both branded and unbranded melons. From June to October, the peak North American and European melon-growing season, many growers enter the market with less expensive unbranded or regionally branded melons due to the relative ease of growing melons during this period, the short growth cycle and reduced transportation costs resulting from the proximity of the melon farms to the markets. These factors permit many smaller domestic growers to enter the market.

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

Organizational Structure

     We are organized under the laws of the Cayman Islands and, as set forth in our Amended and Restated Memorandum of Association, we are a holding company for the various subsidiaries that conduct our business on a worldwide basis. Our significant subsidiaries, all of which are wholly owned, are:

Subsidiary	Country of Incorporation
Corporación de Desarrollo Agrícola Del Monte S.A.	Costa Rica
Compañía de Desarrollo Bananero de Guatemala, S.A.	Guatemala
Del Monte Fresh Packaged Produce (UK) Ltd.	England
Del Monte Fresh Produce Brasil Ltda.	Brazil
Del Monte Fresh Produce (Chile) S.A.	Chile
Del Monte Fresh Produce International Inc.	Liberia
Del Monte Fresh Produce N.A., Inc.	USA
Del Monte Fresh Produce (UK) Ltd.	England
Fresh Del Monte Ship Holdings Ltd.	Cayman Islands
Fresh Del Monte Japan Company Ltd.	Japan
Del Monte Fresh Produce (Germany) GmbH	Germany
Del Monte Fresh Produce (Korea) Ltd.	Korea

Property, Plant and Equipment

     The following table summarizes the plantation acreage owned or leased by us and the principal products grown on such plantations by location as of the end of 2003:

	Acres Under Production
Location	Acres Owned	Acres Leased	Products
Costa Rica	21,500	900	Bananas, Pineapples
Guatemala	12,500	2,800	Bananas, Melons
Brazil	6,700	700	Bananas, Melons, Pineapples
Chile	7,300	600	Non-Tropical Fruit
Hawaii	—	9,400	Pineapples
Contiguous United States	—	4,300	Melons, Vidalia® Sweet Onions and Non-Tropical Fruit

     We lease additional land in Hawaii on a month-to-month basis pending resolution of the environmental issues relating to the Kunia Well Site. For additional information, see “Legal Proceedings — Kunia Well Site.” We also lease land in Argentina on a seasonal basis for our grain operations.

     Our significant properties include the following:

     North America

     We operate a total of 28 distribution centers in the United States, of which nine are also fresh-cut facilities. We own nine of our distribution centers, four of which are a result of our 2003 acquisitions including a 200,000 square foot distribution center in Dallas, Texas, a distribution center in Plant City, Florida; Syracuse, New York and Winder, Georgia. The remaining 19 distribution centers are leased from third parties. All of our distribution centers have ripening capabilities and other value-added services. We also own two stand-alone fresh-cut facilities in Kankakee, Illinois and Portland, Oregon. In addition we lease four port facilities, which include cold storage capabilities.

     Europe

     We operate five distribution centers, mostly under leases from third parties, in the United Kingdom, where our products are distributed to leading retail chains. We also own and operate three fresh-cut facilities in the United Kingdom. In Poland, we operate seven distribution centers that are leased from third parties and include ripening facilities and other value added services.

     Asia-Pacific

     We operate four distribution centers, which include cold storage and banana ripening facilities in ports in Japan. In addition, we own two distribution centers in Korea and lease a distribution center in Hong Kong. Our Korea distribution centers include state-of-the art ripening technology and other value added services. We also own and operate one fresh-cut facility in Japan.

     South America

     We operate distribution centers in Brazil and Argentina.

     Maritime Equipment (including Containers)

     We own a fleet of 23 and charter another 18 refrigerated vessels. In addition, we own or lease other related equipment including over 3,000 refrigerated container units used to transport our fresh produce.

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

     Growing Crops

     Expenditures on pineapple, melon and non-tropical fruit, including grapes, growing crops are valued at the lower of cost or market and are deferred and charged to cost of products sold when the related crop is harvested and sold. The deferred growing costs consist primarily of land preparation, cultivation, irrigation and fertilization costs. The deferred growing crop calculation is dependent on an estimate of harvest yields and future crop expenditures. If there is an unexpected decrease in estimated harvest yields, a write-down of deferred growing costs may be required.

     Impairment of Long-Lived Assets

     We account for the impairment of long-lived assets in accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of” (“SFAS No. 144”). SFAS No. 144 requires write-downs to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amount. Based on the continued operating losses of certain growing and production facilities in South and North America related to the banana and other fresh produce segments and estimates of fair value related to these assets, we recorded a charge of $12.6 million and $10.2 million for impairment of long-lived assets in 2002 and 2001, respectively, related primarily to property, plant and equipment to be disposed of or abandoned. There was no impairment of long-lived assets in 2003. In assessing potential impairment, we consider the operating performance and projected undiscounted cash flows of these assets. If the projected cash flows are estimated to be less than the assets’ carrying value, we may have to record additional impairment charges. The fair value of these assets is determined based on discounted future cash flows or independent appraisals from third parties.

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

     Environmental Remediation Liabilities

     Losses associated with environmental remediation obligations are accrued when such losses are probable and can be reasonably estimated. We recorded a provision for the Kunia Well Site of $7.0 million and $15.0 million in 2002 and 2001, respectively, related to the expected environmental remediation. Including $4.1 million previously recorded, the total liability for the Kunia Well Site is $26.1 million at December 26, 2003. The liability is based on the Record of Decision, which was issued by the Environmental Protection Agency on September 25, 2003. The ultimate amount of the cost for the expected environmental remediation of the Kunia Well Site is dependent on the actual cost. Actual remediation costs could significantly differ from our estimates.

Operating Results

Overview

     We are a leading vertically integrated producer and marketer of high quality fresh and packaged fresh-cut produce. Our products include bananas, pineapples, melons, specialty melons, tomatoes, potatoes, onions, strawberries, grapes, citrus, apples, pears, peaches, plums, nectarines, cherries, kiwis, Vidalia® sweet onions and greens. As a result of the Standard acquisition in January of 2003, our product offering now also includes tomatoes, potatoes and other onions. We market our products worldwide under the DEL MONTE® brand, a symbol of product quality and reliability since 1892. Our global sourcing and logistics system allows us to provide regular delivery of consistently high quality produce and value-added services to our customers.

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

     Since our financial reporting currency is the dollar, our net sales are significantly affected by fluctuations in the value of the currency in which we conduct our sales versus the dollar, with a strong dollar versus such currencies resulting in reduced net sales in dollar terms. Our net sales for 2003 were positively impacted by approximately $72.5 million, as compared to 2002, as a result of a strong euro, British pound and Japanese yen versus the dollar.

     Our net sales growth in recent years has been achieved primarily through increased sales volume in existing markets of other fresh produce, primarily pineapples and melons, favorable pricing on our “Del Monte Gold™ Extra Sweet” pineapple, as well as acquisitions and expansion of value-added services such as banana ripening. Our net sales growth in recent years is also attributable to a broadening of our product line with the expansion of our fresh-cut produce business. We expect our net sales growth to continue to be driven by increased sales volumes in our other fresh produce segment and acquisitions. In North America we expect our net sales to increase this year due to increased sales of tomatoes and potatoes as the result of our recent acquisitions. We also expect our net sales of Del Monte Gold™ Extra Sweet pineapple to approximately maintain current levels.

     Cost of Products Sold

     Cost of products sold is principally composed of two elements, product and logistics costs. Product cost for our produce is primarily composed of cultivation (the cost of growing crops), harvesting, packaging, labor, depreciation and farm administration. Product cost for produce obtained from independent growers is composed of produce and packaging costs. Logistics costs include air, land and sea transportation and expenses related to port facilities and distribution centers. Sea transportation cost is the most significant component of logistics costs and is comprised of the cost of chartering refrigerated vessels and vessel operating expenses. Vessel operating expenses for our vessels include operations, maintenance, depreciation, insurance, fuel, the cost of which is subject to commodity price fluctuations, and port charges. For chartered vessels, operating expenses include the cost of chartering the vessels, fuel and port charges. Variations in containerboard prices, which affect the cost of boxes and other packaging materials, and fuel prices, can have a significant impact on our product cost and our profit margins. Containerboard, plastic, resin and fuel prices have historically been volatile. Containerboard and fuel prices decreased in 2001 as compared to 2000. Containerboard prices decreased and fuel prices increased in 2002 as compared to 2001. Fuel prices increased significantly and containerboard prices increased slightly in 2003 as compared to 2002. This increase in containerboard and fuel prices has added approximately $10.8 million to our cost of sales in 2003 as compared to 2002.

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

     Interest Expense

     Interest expense consists primarily of interest on borrowings under working capital facilities that we maintain and interest on other long-term debt primarily for vessel purchases and capital lease obligations. Decreases in interest rates, combined with a lower average debt balance, significantly contributed to the decrease in interest expense in 2002 and 2003.

     Other Income (Loss), Net

     Other income (loss), net, primarily consists of equity earnings in unconsolidated companies, together with currency exchange gains or losses and other miscellaneous income and expense items such as insurance recoveries.

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

     Results of Operations

     The following table presents, for each of the periods indicated, certain income statement data expressed as a percentage of net sales:

	Year ended
	December 28,	December 27,	December 26,
	2001	2002	2003
Income Statement Data:
Net sales	100.0%	100.0%	100.0%
Gross profit	14.7	16.1	13.2
Selling, general and administrative expenses	4.6	4.9	4.3
Operating income	8.6	10.3	8.9
Interest expense	1.7	0.8	0.3
Net income	5.0	9.3	9.1

     The following tables present for each of the periods indicated (1) net sales by geographic region, (2) net sales by product category and (3) gross profit by product category, and in each case, the percentage of the total represented thereby. Certain amounts from 2002 and 2001 have been reclassified to conform to the 2003 presentation.

	Year ended
	December 28,		December 27,		December 26,
	2001		2002		2003
	($ in millions)
Net sales by geographic region:
North America	$995.6	52%	$1,050.9	50%	$1,339.0	54%
Europe	550.4	29	639.3	31	714.8	29
Asia-Pacific	328.5	17	348.2	17	373.3	15
Other	53.5	2	52.1	2	59.7	2

Total	$1,928.0	100%	$2,090.5	100%	$2,486.8	100%

	Year ended
	December 28,		December 27,		December 26,
	2001		2002		2003
	($ in millions)
Net sales by product category:
Bananas	$894.2	46%	$957.0	46%	$969.6	39%
Other fresh produce	928.6	48	1,030.5	49	1,398.1	56
Non-produce	105.2	6	103.0	5	119.1	5

Total	$1,928.0	100%	$2,090.5	100%	$2,486.8	100%

Gross profit by product category:
Bananas	$70.4	25%	$79.9	24%	$69.2	21%
Other fresh produce	209.4	74	252.8	75	249.5	76
Non-produce	3.1	1	4.0	1	9.5	3

Total	$282.9	100%	$336.7	100%	$328.2	100%

2003 Compared with 2002

     Net Sales

     Net sales in 2003 were $2,486.8 million compared with $2,090.5 million in 2002. The increase in net sales of $396.3 million was primarily attributed to the other fresh produce category. Net sales of other fresh produce increased primarily due to tomato, potato and other vegetables of $246.0 million as a result of the Standard acquisition and higher fresh-cut net sales in the U.S. and Europe of $66.6 million. Net sales of Del Monte Gold ™ Extra Sweet pineapples increased by $24.4 million as a result of an 8% increase in worldwide sales volume and higher per unit sales prices in Europe partially offset by a slight 4% decrease in per unit sales prices in North America and Asia. Banana net sales increased slightly due to higher per unit net sales prices in Europe and higher sales volume in Asia partially offset by lower per unit sales prices in North America and Asia.

     Net sales were positively affected by a weaker dollar versus the euro, the British pound and the Japanese yen. The net effect of foreign exchange in 2003 compared with 2002 was an increase in net sales of approximately $72.5 million of which approximately $43.5 million is attributable to the euro, $18.0 million to the British pound and $11.0 million to the Japanese yen.

     During 2003, as a result of the Standard acquisition, one customer, Wal-Mart, Inc., accounted for approximately 14% of our total net sales. These sales are reported in our banana and other fresh produce segments. No other customer accounted for 10% or more of our net sales. In 2003, the top ten customers accounted for approximately 41% of our net sales, as compared with 33% of our net sales during 2002.

     Cost of Products Sold

     Cost of products sold was $2,158.6 million in 2003 compared with $1,753.8 million in 2002, an increase of $404.8 million. This increase is primarily due to higher other fresh produce sales volume due to acquisitions, combined with higher sea transportation costs as well as higher operating costs as a result of expansion of the North America business.

     Gross Profit

     Gross profit was $328.2 million in 2003 compared with $336.7 million for the same period in 2002. The decrease of $8.5 million was primarily attributed to lower banana per unit sales prices in North America and Asia-Pacific regions combined with increased containerboard and fuel costs. As a percentage of net sales, gross profit margins decreased to 13.2% in 2003 as compared with 16.1% in 2002. This decrease in gross profit margin was attributed to increased transportation costs combined with the shift in sales mix to high volume, lower margin products from our recent acquisitions.

     Selling, General and Administrative Expenses

     Selling, General and Administrative expenses increased $5.1 million to $107.8 million in 2003 compared with $102.7 million in 2002. The increase was primarily due to higher administrative expenses related to acquisitions, new marketing initiatives in Europe as well as higher professional fees related to business development and on-going litigation partially offset by cost savings measures.

     Provision for Kunia Well Site

     In 2002, as a result of additional communications with the EPA and the advice of our legal counsel, and other experts, a non-cash charge of $7.0 million for environmental remediation was recorded.

     Asset Impairment Charge

     Based on the continuing operating losses of certain distribution facilities in South Africa and Argentina and a decline in the fair value of certain long-term assets in South America related to the other fresh produce segment, a charge of $12.6 million for impairment of long-lived assets was recorded during 2002.

     Operating Income

     Operating income in 2003 was $220.4 million compared with $214.4 million in 2002, an increase of $6.0 million. The increase was due to the provision for Kunia Well Site and asset impairment charge that were recorded in 2002, offset by lower gross profit and higher selling, general and administrative expenses in 2003.

     Interest Expense

     Interest expense decreased $8.4 million to $7.3 million in 2003 compared with $15.7 million in 2002 primarily as a result of lower average debt balances.

     Other Income (Loss), Net

     Other income (loss), net was $28.4 million in 2003 compared with $20.5 million in 2002. The increase of $7.9 million is primarily attributed to insurance recoveries of $11.5 million related to Hurricane Mitch in 1998 and a gain on the sale of the 50% interest in Compania Industrial Corrugadora Guatemala S.A., a manufacturer of corrugated boxes of $5.5 million recorded in 2003, as compared with a gain on the sale of our equity investment in a Northern European distributor of $8.7 million and insurance proceeds of $2.4 million from claims related to our Guatemala operations, recorded in 2002.

     Provision for Income Taxes

     Provision for income taxes decreased from $18.6 million in 2002 to $15.9 million in 2003, primarily due to a change in the source of pre-tax income to jurisdictions where tax rates are lower.

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

     Selling, General and Administrative Expenses

     Selling, general and administrative expenses increased $13.3 million to $102.7 million in 2002 compared with $89.4 million in 2001. The increase was principally due to higher administrative expenses primarily for professional fees related to business development and on-going litigation combined with higher selling and marketing expenses related to our business expansion.

     Provision for Kunia Well Site

     As a result of communications with the EPA related to our leased plantation in Kunia, Hawaii, a non-cash charge of $15.0 million for environmental remediation was recorded in 2001. In 2002, as a result of additional communications with the EPA and the advice of our legal counsel and other experts, a non-cash charge of $7.0 million for environmental remediation was recorded. Including $4.1 million previously recorded, the total amount accrued for environmental remediation is $26.1 million and is included in other noncurrent liabilities at December 27, 2002. This represents the high end of the range of the estimated remediation costs associated with this matter. See “Legal Proceedings – Kunia Well Site.”

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

     Operating Income

     Operating income in 2002 was $214.4 million compared with $164.9 million in 2001, an increase of $49.5 million, or 30%. The increase was due primarily to the increase in gross profit, a decrease in non-cash charge for the provision for the Kunia Well Site and the absence of amortization of goodwill, partially offset by the increase in selling, general and administrative expenses and asset impairment charges.

     Interest Expense

     Interest expense decreased $16.4 million to $15.7 million for 2002 compared with $32.1 million in 2001 as a result of lower average debt balances combined with lower effective interest rates.

     Other Income (Loss), Net

     Other income (loss), net improved by $32.7 million from a loss of $12.2 million in 2001 to income of $20.5 million in 2002. The change was due primarily to foreign exchange gains related to the stronger euro, gain on the sale of our equity investment in a Northern European distributor of $8.7 million and insurance proceeds of $2.4 million from claims related to our Guatemala operations.

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

	Year Ended
	December 27,	December 26,
	2002	2003
Net sales:
First quarter.	$537.4	$643.8
Second quarter	567.2	700.6
Third quarter.	498.5	563.7
Fourth quarter	487.4	578.7

Total	$2,090.5	$2,486.8

Gross profit:
First quarter.	$106.6	$107.0
Second quarter	97.0	109.3
Third quarter.	67.9	65.0
Fourth quarter	65.2	46.9

Total	$336.7	$328.2

Liquidity and Capital Resources

     Net cash provided by operating activities for 2003 was $264.0 million, a decrease of $44.2 million from 2002. The decrease in net cash provided by operating activities was primarily attributable to higher balances in inventory, principally as a result of increased raw materials and packaging supplies, lower balances in accounts payable and accrued expenses, combined with other changes in operating assets and liabilities.

     Net cash provided by operating activities for 2002 was $308.2 million, an increase of $80.4 million from 2001. The increase in net cash provided by operating activities was primarily attributable to the increase in net income, higher balances in accounts payable and accrued expenses and changes in other non current assets and liabilities. This increase was partially offset by higher balances in trade accounts receivable and inventory.

     Net cash used in investing activities was $159.4 for 2003, $68.3 million for 2002 and $66.6 million for 2001. Net cash used in investing activities for 2003 consisted primarily of the acquisition of

Standard for $99.7 million, the acquisition of the remaining 33% interest in Envaco for $3.0 million, the acquisition of Expans for $0.8 million and the acquisition of Country Best for $12.2 million, combined with capital expenditures of $58.1 million, partially offset by $12.8 million of proceeds from sale of an equity investment. Capital expenditures in 2003 were primarily for the expansion of production facilities in South America, distribution centers and fresh-cut facilities in North America and the United Kingdom and for information technology. Standard, acquired on January 27, 2003, was a Dallas, Texas based integrated distributor of fresh fruit and vegetables, which services retail chains, foodservice distributors and other wholesalers in approximately 30 states. The acquisition included four distribution facilities, which increases our presence in key markets in the United States and allows us to increase our product offering to include tomatoes, potatoes, strawberries, onions, and an extensive line of specialty items. On June 18, 2003, we acquired the remaining interest in Envaco, providing us with 100% ownership of our corrugated box plant in Costa Rica. Expans, acquired on November 21, 2003, was a leading distributor of fresh fruit and vegetables in Poland. This acquisition enables us to leverage the strong brand identity of Del Monte®, establish a strong foundation in Poland and the broader Central European region and to export fresh fruit and vegetables from Poland to our other distribution facilities and fresh-cut operations in the United Kingdom and Northern Europe. Country Best, acquired on December 22, 2003, was a leading U.S. east coast processor and packager of potatoes, onions, sweet corn and other fresh fruit and vegetables. This acquisition includes processing and packaging operations in Florida, Georgia and New York and strengthens our position in two key product areas – potatoes and onions – while providing us with a foothold in the growing sweet corn category. Proceeds from sale of an equity investment was due to the sale, on April 24, 2003, of our 50% equity interest in Compania Industrial Corrugadora Guatemala, S.A., a manufacturer of corrugated boxes.

     Net cash used in investing activities for 2002 consisted primarily of capital expenditures of $63.4 million, the acquisition U.K. Fresh-Cut from the administrative receivers for approximately $37.2 million, and the acquisition of an additional interest in National Poultry Company PLC for approximately $4.7 million, offset by the proceeds from the sale of assets of $ 6.8 million and the proceeds from the sale of an equity investment of $30.0 million. Capital expenditures in 2002 were primarily for expansion of our production facilities in South America and distribution and fresh-cut facilities in North America, the United Kingdom and the Asia-Pacific region and the purchase of a pre-owned refrigerated vessel. The U.K. Fresh-Cut acquisition includes three facilities dedicated to chilled fresh-cut produce and bagged and prepared salads and accelerates our growth in the fresh-cut category. The proceeds from the sale of an equity investment was attributed to the sale of our 80% non-controlling interest in Internationale Fruchtimport Gesellschaft Weichert & Co. (“Interfrucht”), a Northern European distributor of fresh fruit and other produce for a sales price of $30.0 million.

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

     Net cash used in financing activities of $66.2 million for 2003 was principally for the net repayment of long-term debt of $52.7 million and for the payment of our cash dividends of $25.5 million partially offset by the proceeds from stock options exercised of $12.0 million. In 2004, we expect to pay cash dividends of approximately $45.8 million.

     Net cash used in financing activities of $245.1 million for 2002 was primarily for net repayments on long-term debt of $255.3 and payment of cash dividends of $11.1 million partially offset by proceeds from stock options exercised of $24.8 million. Net cash used in financing activities for 2001 of $159.2 million, was primarily for net repayment on long-term debt.

     In recent years, we have financed our working capital and other liquidity requirements primarily through cash from operations and borrowings under our credit facility. We have a credit facility with Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A., “Rabobank Nederland,” New York Branch, which we refer to as Rabobank. Our obligations under the credit facility are guaranteed by certain of our subsidiaries. On March 21, 2003, Fresh Del Monte, and certain wholly-owned subsidiaries entered into a $400.0 million, four-year syndicated revolving credit facility (the “New Credit Facility”), with Rabobank Nederland, New York Branch, as administrative agent, which replaced the then existing $450.0 million revolving credit facility including the $135.0 million five-year term loan maturing on May 10, 2005 (“Term Loan”). With drawdowns from the New Credit Facility, all amounts outstanding under the previous credit facility, including the remaining unpaid balance of the Term Loan of $25.0 million were paid off.

     At December 26, 2003, Fresh Del Monte had $392.6 million available under committed working capital facilities, all of which is represented by the New Credit Facility. The New Credit Facility also includes a swing line facility and a letter of credit facility. At December 26, 2003, $7.4 million of available credit was applied towards the issuance of letters of credit. The New Credit Facility permits borrowings with an interest rate based on a spread over the London Interbank Offered Rate (“LIBOR”) and expires on March 21, 2007. There were no outstanding borrowings on the New Credit Facility at December 26, 2003.

     The New Credit Facility is collateralized directly or indirectly by substantially all of our assets and requires us to meet certain covenants. We believe we are in compliance with these covenants. See “Financial Information—Description of New Credit Facility.”

     The Revolving Credit Facility contained covenants, which required Fresh Del Monte to maintain certain minimum financial ratios and limited the payment of future dividends. In connection with the Revolving Credit Facility, Fresh Del Monte entered into an interest rate swap agreement, which expired in January 2003 with the same bank to limit the effect of increases in interest rates on a portion of the Revolving Credit Facility (see Note 19 Financial Instruments and Concentration of Credit Risk to our consolidated financial statements). The notional amount of the swap decreased over its life from $150.0 million in the first three months, to $53.6 million in the last three months. The cash differentials paid or received on the swap agreement were accrued and recognized as adjustments to interest expense. Interest expense related to the swap agreement amounted to $0.1 million, $2.6 million and $1.4 million for 2003, 2002 and 2001, respectively.

     As of December 26, 2003, we had $43.5 million of long-term debt and capital lease obligations, including the current portion, consisting of $12.7 million of long-term debt related to refrigerated vessel loans, $7.4 million of other long-term debt and $23.4 million of capital lease obligations.

     Principal capital expenditures planned for 2004 consist of approximately $80 million for expansion of distribution and fresh-cut facilities in North America and Europe, expansion of operating facilities in South America and information technology initiatives. We expect to fund our capital expenditures for the year 2004 from operating cash flows and borrowings under our New Credit Facility. We believe that cash generated from operations and available borrowings will be adequate to cover our cash needs in 2004. We generated cash from operations of $264.0 million in 2003 and have $392.6 million available under our New Credit Facility as of December 26, 2003. Based on our operating plan and borrowing capacity of our New Credit Facility, we believe we have sufficient cash to meet our obligations in 2004. This belief is based on our positive operating results and cash flow in recent years.

     The following details information with respect to our contractual obligations as of December 26, 2003.

	(U.S. dollars in millions)
		Less than 1			More than 5
	Total	year	1 – 3 years	3 – 5 years	years
Payments by period:
Fruit purchase agreements	$2,278.2	$483.0	$540.4	$437.8	$817.0
Purchase obligations	454.9	254.6	115.7	51.2	33.4
Operating leases	106.2	17.4	30.4	22.9	35.5
Capital lease obligations (including interest)	25.6	9.5	13.5	2.6	—
Long-term debt	20.1	5.6	10.0	2.0	2.5

Total	$2,885.0	$770.1	$710.0	$516.5	$888.4

     We have agreements to purchase the production of certain independent growers in Costa Rica, Guatemala, Ecuador, Cameroon, Colombia, Chile and the Philippines. Total purchases under these agreements amounted to $505.6 million, $499.5 million and $458.5 million for 2003, 2002 and 2001, respectively.

Other

     We are involved in several legal and environmental matters which, if not resolved in our favor, could require significant cash outlays and could have a material adverse effect on our results of operations, financial condition and liquidity. See “Business Overview—Environmental Matters” and “Legal Proceedings.”

Research and Development

     Our research and development programs have led to improvements in agricultural and growing practices and product packaging technology. These programs are directed mainly at reducing the cost and risk of pesticides, using natural biological agents to control pests and diseases, testing new varieties of our principal fruit varieties for improved crop yield and resistance to wind damage and improving post harvest handling. We have also been seeking to increase the productivity of low-grade soils for improved banana growth and experimenting with various other types of fresh produce. Our research and development efforts are conducted by our staff of professionals and include studies conducted in laboratories, as well as on-site field analyses and experiments. Our research and development professionals are located at our production facilities and in the United States, and we provide our growers with access to improved technologies and practices. We operate research and development facilities in the San Francisco Bay area of California and Costa Rica where we conduct various research activities relating to the development of new fruit varieties.

     Some of the research and development projects include:

•	the development of the “Del Monte Gold™ Extra Sweet” pineapple; and the Del Monte Honey Gold™ pineapple;

•	improved irrigation methods and soil preparation for melon planting; and

•	improved packing technology, including “lay-down” boxes for our pineapples that help reduce damage to our pineapples in transit, and various technological enhancements to packing designs and materials that improve the strength of our packaging, while maintaining a level of air flow and moisture that allows for optimal ripening and minimal deterioration during transit.

     Our total corporate research and development expenses were $2.8 million, $2.2 million and $1.8 million for 2003, 2002 and 2001, respectively, and are included in selling, general and administrative expenses.

Trademarks and Licenses

     We have the exclusive right to use the DEL MONTE® brand for fresh fruit, fresh vegetables and other fresh and fresh-cut produce on a royalty-free basis under a worldwide, perpetual license from Del Monte Corporation, an unaffiliated company that owns the DEL MONTE® trademark. Del Monte Corporation and several other unaffiliated companies manufacture, distribute and sell under the DEL MONTE® brand canned or processed fruit, vegetables and other produce, as well as dried fruit, snacks and other products. Our licenses allow us to use the trademark “DEL MONTE®” and the words “DEL MONTE®” in association with any design or logotype associated with the brand, conditional upon our compliance with certain quality control standards. The licenses also give us certain other trademarks and trademark rights, on or in connection with the production, manufacture, sale and distribution of fresh fruit, fresh vegetables, other fresh produce and certain other specified products. In addition, the licenses allow us to use certain patents and trade secrets in connection with the production, manufacture, sale and distribution of our fresh fruit, fresh vegetables, other fresh produce and certain other specified products.

     We also sell produce under several other brands for which we have obtained registered trademarks, including UTC® and Rosy®.

Item 6. Directors, Senior Management and Employees

Directors and Senior Management

     The names and positions of our directors and senior management are as follows:

Name	Position	Current Position Held Since (1)
Mohammad Abu-Ghazaleh	Chairman of the Board, Director and Chief Executive Officer	December 20, 1996

Hani El-Naffy.	President, Director and Chief Operating Officer	December 20, 1996

John F. Inserra.	Executive Vice President and Chief Financial Officer	December 7, 1994

M. Bryce Edmonson.	Senior Vice President, North America Sales and Product Management	February 1, 2003

Jean-Pierre Bartoli.	Senior Vice President, Europe and Africa	April 1, 1997

David J. Anderson.	Vice President, Asia-Pacific	February 1, 2004

José Antonio Yock.	Senior Vice President, Central America	July 20, 1994

José Luis Bendicho.	Vice President, South America	March 30, 2000

Sergio Mancilla.	Senior Vice President, Shipping Operations	January 4, 1997

Dr. Thomas R Young.	Vice President, Research Development & Agricultural Services	January 15, 2001

Bruce A. Jordan.	Vice President, General Counsel and Secretary	September 3, 2002

Marissa R. Tenazas.	Vice President, Human Resources	May 1, 1999

Antolin D. Saiz.	Vice President, Internal Audit	May 24, 1999

Amir Abu-Ghazaleh.	Director	December 20, 1996

Maher Abu-Ghazaleh.	Director	December 20, 1996

Salvatore H. Alfiero.	Director	December 6, 2002

Edward L. Boykin.	Director	November 1, 1999

John H. Dalton.	Director	May 11, 1999

Kathryn E. Falberg.	Director	December 6, 2002

(1)	Officers who held positions with us prior to December 20, 1996 held those positions with Fresh Del Monte Produce N.V.

     Mohammad Abu-Ghazaleh – Chairman of the Board, Director and Chief Executive Officer. Mr. Abu-Ghazaleh has served as our Chairman of the Board of Directors and Chief Executive Officer since December 1996. He is also the Chairman and Chief Executive Officer of IAT Group Inc. Mr. Abu-Ghazaleh was President and Chief Executive Officer of United Trading Company from 1986 to 1996. Prior to that time, he was General Manager for Metico from 1967 to 1986.

     Hani El-Naffy – President, Director and Chief Operating Officer. Mr. El-Naffy has served as our President, Director and Chief Operating Officer since December 1996. Prior to that time, he served as Executive Director for United Trading Company from 1986 until December 1996. From 1976 to 1986, he was the President and General Manager of T.C.A. Shipping.

     John F. Inserra – Executive Vice President and Chief Financial Officer. Mr. Inserra has served as our Executive Vice President and Chief Financial Officer since December 1994. In April 1993, he was named our Controller and in July 1994, he became our Vice President and Controller. Between 1989 and April 1993, Mr. Inserra was the Controller of Del Monte Tropical Fruit Company.

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

     David J. Anderson — Vice President, Asia-Pacific. Mr. Anderson assumed responsibility on February 1, 2004 for our Asia-Pacific Region. Mr. Anderson has served as our Vice President, N.A. Production from December 2001 to January 2004. Prior to that time, he was an agribusiness consultant for Development Alternatives, Inc. of Bethesda, Maryland from 1995 to 2001 in Ecuador, Sri Lanka and Bolivia. Prior to 1995, Mr. Anderson held various executive positions with major fresh produce companies in Thailand, the Philippines, Dominican Republic, Costa Rica and Brazil.

     José Antonio Yock — Senior Vice President, Central America. Mr. Yock has served as our Senior Vice President, Central America since July 1994. Prior to that time, he was our Vice President-Finance for the Latin American region from 1992 to May 1994. Mr. Yock joined us in 1982 and has served in several financial management positions.

     José Luis Bendicho — Vice President, South America. Mr. Bendicho has served as our Vice President, South America since March 2000. From September 1998 until March 2000, he served as our Finance Regional Director – Chile. From 1997 through 1998, Mr. Bendicho served as our Manager of the Administration and Finance Division. Prior to 1997, Mr. Bendicho was Administration and Finance Manager for United Trading Company.

     Sergio Mancilla — Senior Vice President, Shipping Operations. Mr. Mancilla has served as our Senior Vice President, Shipping Operations since January 1997. Prior to that time, he was General Manager for Maritima Altisol, Ltd. from 1990 to December 1996. From 1981 through 1991, Mr. Mancilla was Master Officer with several Chilean shipping companies.

     Dr. Thomas R Young — Vice President, Research, Development and Agricultural Services. Dr. Young joined us in January 2001, from Syngenta Corporation, formerly Novartis Crop Protection, where he served in a variety of Research and Development positions coordinating national and international research programs involving plant disease control on vegetable, field, fruit and ornamental crops since 1975.

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

     Amir Abu-Ghazaleh — Director. Mr. Abu-Ghazaleh has served as our Director since December 1996. He is currently the General Manager for Abu-Ghazaleh International Company and has held this position since 1987.

     Maher Abu-Ghazaleh — Director. Mr. Abu-Ghazaleh has served as our Director since December 1996. He is presently the Managing Director of Suma International General Trading and Contracting Company. Prior to this, he served as the General Manager of Metico from 1975 to 1995.

     Salvatore H. Alfiero — Director. Mr. Alfiero was appointed to the Board of Directors on December 2002. In May 2001, Mr. Alfiero founded Protective Industries, LLC and currently serves as its Chairman and Chief Executive Officer. In March 1969, Mr. Alfiero founded Mark IV Industries, Inc. and served as its Chairman and Chief Executive Officer until its sale in September 2000. Mr. Alfiero also serves on the Board of Directors of The Phoenix Companies, HSBC North America and Southwire Company.

     Edward L. Boykin — Director. Mr. Boykin has served as our Director since November 1999. Following a 30-year career with Deloitte & Touche, Mr. Boykin retired in 1991 and is currently a private consultant. Mr. Boykin also serves on the board of Blue Cross and Blue Shield of Florida, Inc.

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

     Kathryn E. Falberg — Director. Ms. Falberg was appointed to the board of directors in December 2002. She was a senior executive at Amgen, a leading biotechnology company, from 1995 to 2001, serving in various financial capacities including Senior Vice President and Chief Financial Officer from 1998 to 2001. From October 2001 to April 2002 she was a financial consultant for Inamed, a medical device company, and from May 2002 to July 2002 she served as its Chief Financial Officer. Prior to joining Amgen, Ms. Falberg was a financial executive with Applied Magnetics Corporation, serving as Chief Financial Officer and Treasurer. Ms. Falberg currently serves on the board of directors of Human Genome Sciences.

     Mr. Mohammad Abu-Ghazaleh, Mr. Amir Abu-Ghazaleh and Mr. Maher Abu-Ghazaleh are brothers and, together with other members of the Abu-Ghazaleh family, are shareholders of IAT Group, Inc., our principal shareholder, which controls our company.

Compensation

     The aggregate compensation expense with respect to services rendered by all directors and senior management of our Company as a group during 2003 was $9.9 million. In addition there was $11.0 million in stock option compensation to the directors and senior management during 2003. Included in the $9.9 million was an incentive payment made under an agreement that provides for annual incentive payments equal to the sum of (a)(i) 2% of the amount of our consolidated net income up to $20 million, and (a)(ii) 11/2% of the amount of our consolidated net income above $20 million. For fiscal year 2003 and subsequent years, aggregate compensation expense includes (b) an incentive payment made under a program providing for annual incentive payments of up to 150% of annual compensation based on earnings per share, return on equity and revenue growth and (c) performance incentive payments providing for payment of up to 25% of annual compensation based on achievement of performance objectives.

     In 2003, we contributed or accrued an aggregate of $53,000 for the accounts of our executive officers under an incentive savings and security plan (the “Savings Plan”). The Savings Plan is a defined contribution pension plan that is qualified under Section 401(k) of the Internal Revenue Code of 1986. We make matching contributions for the accounts of participants in the Savings Plan generally equal to 50% of the contributions made by each such participant to the Savings Plan up to 6% of an employee’s compensation. We also maintain certain tax-qualified defined benefit pension plans and supplemental non-qualified defined benefit pension plans.

Board Practices

     Our board of directors is divided into three classes, as nearly equal in number as possible, with one class being elected at each year’s annual general meeting of shareholders (“annual meeting”). Mr. Amir Abu-Ghazaleh, Mr. Edward L. Boykin and Mr. Salvatore H. Alfiero are in the class of directors whose term expires at the 2004 annual meeting. Mr. Maher Abu-Ghazaleh and Ms. Kathryn E. Falberg are in the class of directors whose term expires at the 2005 annual meeting. Mr. Mohammad Abu-Ghazaleh, Mr. Hani El-Naffy and Mr. John H. Dalton are in a class of directors whose term expires at the 2006 annual meeting. At each annual meeting, successors to the class of directors whose term expires at such meeting will be elected to serve for three-year terms and until their successors are elected and qualified.

     Our board of directors has established a compensation committee and an audit committee whose members are comprised solely of directors independent of our management. The compensation committee reviews our general compensation structure, reviews and recommends the compensation and benefits of directors and the chief executive officer, and recommends policies relating to our benefit plans. The audit committee oversees the engagement of our independent auditors and the work of our internal auditors, and, together with our independent auditors and internal auditors, reviews our accounting practices, internal accounting controls and financial results. The audit committee members are Mr. Edward L. Boykin (audit committee financial expert), Mr. John H. Dalton and Ms. Kathryn Falberg. The compensation committee members are Mr. Salvatore H. Alfiero, Ms. Kathryn E. Falberg and Mr. John H. Dalton.

Employees

     At year-end 2003, we employed a total of approximately 26,000 persons worldwide, substantially all of who are year-round employees. Approximately 20,000 of these persons are employed in production locations, of which the majority are unionized. In addition, we have approximately 2,000 temporary workers, primarily in our U.S. fresh-cut operations.

     We believe that our overall relationship with our employees and unions is satisfactory.

Share Ownership

     Share Ownership of Directors and Senior Management

     As of February 20, 2004, the aggregate number of our ordinary shares owned by our directors and senior management was 4,281,525. This number includes options to purchase an aggregate of 135,000 ordinary shares under our Option Plans. Except as disclosed in Item 7 below, each director and member of senior management individually owns less than 1% of our outstanding ordinary shares (treating as ordinary shares, for purposes of this calculation, each such individual’s beneficial ownership of currently exercisable options to purchase ordinary shares).

     Employee Stock Option and Incentive Plan

     Effective immediately prior to the closing of our initial public offering in October 1997, we adopted the 1997 Share Incentive Plan (the “1997 Plan”) which provides for options to purchase an aggregate of 2,380,030 ordinary shares to be granted to non-employee directors and employees of our company who are largely responsible for the management, growth and protection of our business (“eligible persons”) in order to provide the eligible persons with incentives to continue with us and to attract personnel with experience and ability. On May 11, 1999, our shareholders approved and ratified and our Board of Directors adopted the 1999 Share Incentive Plan (the “1999 Plan”), which provides for options to purchase an aggregate of 2,000,000 ordinary shares to be granted to eligible persons. On May 1, 2002, the 1999 Plan was amended to increase the options to purchase ordinary shares to an aggregate of 4,000,000. Each option has an exercise price per share equal to the fair market value of an ordinary share on the grant date, and are usually exercisable with respect to 20% of the ordinary shares subject to the option on the date of grant and will become exercisable with respect to an additional 20% of the shares on each of the next four anniversaries of such date and will terminate ten years after the date of grant (unless earlier terminated under the terms of the 1997 and 1999 Plans).

     The following table shows the options for ordinary shares outstanding as of February 20, 2004 under the 1997 and 1999 Plans:

Number of Options
Outstanding	Exercise Price Per Share	Expiration Date
69,500	$16.00	October 2007
30,000	$14.22	January 2008
36,000	$15.69	March 2009
12,000	$8.38	November 2009
57,000	$9.28	November 2009
30,000	$7.88	March 2010
417,112	$5.95	April 2011
60,000	$22.01	December 2012
408,500	$19.76	February 2013
50,000	$25.83	February 2014

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

     In our Memorandum and Articles of Association, our authorized share capital consists of 200,000,000 ordinary shares having a par value of $0.01 per share, of which 57,298,518 shares were issued and outstanding as of February 20, 2004, and 50,000,000 preferred shares having a par value of $0.01 per share, none of which have been issued.

     The following table sets forth certain information as of February 20, 2004, with respect to each shareholder known to us to own more than 5% of our ordinary shares and with respect to the ownership of ordinary shares by all our directors and officers as a group. The information in the table has been calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934.

Person or Group	Number of Shares Owned	Percent of Class
IAT Group Inc.(1)(2)	25,180,636	43.9%
Sumaya Abu-Ghazaleh (2)(3)(5)	25,180,636	43.9%
Mohammad Abu-Ghazaleh (2)(4)(5)	27,575,541	48.1%
Oussama Abu-Ghazaleh (2)(4)(5)	25,963,875	45.3%
Maher Abu-Ghazaleh (2)(3)(5)	25,853,875	45.1%
Amir Abu-Ghazaleh (2)(3)(5)	26,240,017	45.8%
Fatima Abu-Ghazaleh(2)(3)(5)	25,180,636	43.9%
Nariman Abu-Ghazaleh(2)(3)(5)	25,180,636	43.9%
Maha Abu-Ghazaleh(2)(3)(5)	25,180,636	43.9%
Wafa Abu-Ghazaleh(2)(3)(5)	25,180,636	43.9%
Hanan Abu-Ghazaleh(2)(3)(5)	25,180,636	43.9%
All directors and officers as a group (19 persons) (6)	29,462,161	51.4%

(1)	The registered office address of IAT Group Inc. is c/o Walker, Walker House, Mary Street, P.O. Box 908 GT, George Town, Grand Cayman, Cayman Islands.

(2)	Sumaya Abu-Ghazaleh beneficially owns 12.5% of IAT Group Inc.’s outstanding voting equity securities, each of Mohammad Abu-Ghazaleh, Oussama Abu-Ghazaleh, Maher Abu-Ghazaleh and Amir Abu-Ghazaleh beneficially owns 20.2% of IAT Group Inc.’s outstanding voting equity securities, and each of Fatima Abu Ghazaleh, Nariman Abu-Ghazaleh, Maha Abu-Ghazaleh, Wafa Abu-Ghazaleh and Hanan Abu-Ghazaleh beneficially owns 1.34% of IAT Group Inc.’s outstanding voting equity securities. Individually, no Abu- Ghazaleh family member owns a controlling interest in IAT Group Inc.; however, because each of the IAT Group Inc. shareholders votes with other family members, the Abu-Ghazaleh family jointly controls IAT Group Inc. As a result, the individual Abu-Ghazaleh family members may be deemed to beneficially own the ordinary shares directly owned by IAT Group Inc. and to share voting and dispositive power with respect to the ordinary shares directly owned by IAT Group Inc. However, because no one individual Abu-Ghazaleh family member owns a controlling interest in IAT Group Inc., but rather the family members must act in concert to control IAT Group Inc., no individual Abu-Ghazaleh family member has the sole power to vote or to direct the voting of, the sole power to dispose or to direct the disposition of, any ordinary shares directly owned by IAT Group Inc.

(3)	The business address of Sumaya Abu-Ghazaleh, Maher Abu-Ghazaleh, Amir Abu-Ghazaleh, Fatima Abu Ghazaleh, Nariman Abu-Ghazaleh, Maha Abu-Ghazaleh, Wafa Abu-Ghazaleh, and Hanan Abu-Ghazaleh is c/o Ahmed Abu-Ghazaleh & Sons Co. Ltd., No. 18, Hamariya Fruit & Vegetable Market, Dubai, United Arab Emirates.

(4)	The business address of Mohammad Abu-Ghazaleh and Oussama Abu-Ghazaleh is c/o Del Monte Fresh Produce (Chile) S.A., Avenida Santa Maria 6330, Vitacura, Santiago, Chile.

(5)	Includes 25,180,636 ordinary shares owned directly by IAT Group Inc., which each of the named individuals may be deemed to beneficially own indirectly by virtue of their ownership interest in IAT Group Inc.

(6)	Includes (1) 25,180,636 shares owned directly by IAT Group Inc., which each of Mohammad Abu-Ghazaleh, Maher Abu-Ghazaleh and Amir Abu-Ghazaleh may be deemed to beneficially own indirectly by virtue of his ownership interest in IAT Group Inc., (2) an aggregate of 4,146,525 shares owned directly by certain directors and officers and (3) an aggregate of 135,000 ordinary shares subject to vested and currently exercisable options held by certain directors and officers.

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

     We purchase goods and services from unconsolidated subsidiaries in the ordinary course of business. These transactions were conducted at arms-length. Purchases from these unconsolidated companies were $57.6 million for 2003.

     Sales to Ahmed Abu-Ghazaleh & Sons Company, a related party through common ownership, were $28.7 million in 2003.

     During 2003 we incurred expenses of $1.2 million for air transportation services for chartering of an aircraft that is indirectly owned by our chief executive officer. The rates charged for these transportation services were comparable to the market rates charged to other unrelated companies for the use of a similar aircraft. We plan to continue to charter this aircraft in 2004.

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

     Description of New Credit Facility

     The following is a summary of the New Credit Facility entered into by Fresh Del Monte and certain of its subsidiaries, as amended to date. The summary does not purport to be complete and is subject to, and qualified by reference to, the provisions of the New Credit Facility, which we have filed with the SEC. Capitalized terms used but not defined below have the meanings indicated in the New Credit Facility.

Borrowers:	Fresh Del Monte Produce Inc.; Del Monte Fresh Produce International Inc.; Del Monte Fresh Produce N.A., Inc., Fresh Del Monte Ship Holdings Ltd.

Lenders:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A., “Rabobank Nederland,” New York Branch (“Rabobank”); Union Bank of California, N.A.; Nordea Bank Finland PLC, New York Branch; Wachovia Bank; Bank of America; Harris Trust and Savings Bank; ING Capital LLC; CoBank, ACB; AG First Farm Credit Bank; SunTrust Bank N.A.; U.S. Bank N.A.; Farm Credit of Wichita; and Farm Credit Services of America PCA; FCS Commercial Finance Group; Farm Credit West, PCA; First Farm Credit Services, FPCA; Farm Credit Services of Mid America, PCA, Greenstone Farm Credit Services, ACA/FLCA.

Agent:	Rabobank.

Facility:	$400 million revolving credit facility including a letter of credit facility of up to $25 million; a swing line facility of up to $15 million; and a Hedge Agreement and foreign exchange contract facility.

Purpose:	For general corporate purposes.

Guarantors:	Obligations under the facility are guaranteed by Fresh Del Monte Produce N.V.; Del Monte Fresh Produce B.V.; Del Monte Fresh Produce (Asia-Pacific) Limited; Del Monte BVI Limited; Compañia de Desarrollo Bananero de Guatemala, S.A.; Del Monte Fresh Produce Company; FDM Holdings Limited; Corporación de Desarrollo Agricola Del Monte S.A.; Del Monte Fresh Produce (Southwest) Inc.; Del Monte Fresh Produce (Florida) Inc.; Fresh Del Monte Produce (Canada), Inc.; Del Monte Fresh Produce (Southeast) Inc.; Del Monte Fresh Produce (West Coast), Inc. Standard Fruit & Vegetable Co., Inc; Standard Fruit & Vegetable of Arizona, Inc.; SFV-AZ, LLC; SFV Georgia, Inc.; Standard Fruit & Vegetable of Kansas City, Inc.; Del Monte Fresh Produce (UK) Ltd.; Del Monte Fresh Packaged Produce (UK) Ltd.; Global Reefer Carriers, Ltd.; Wafer Limited; Del Monte Fresh Produce (Chile) S.A.; Fresh Del Monte Japan Company Ltd.; Del Monte Fresh Produce Brasil Ltda.; and each Borrower.

Maturity Date:	Earlier of (1) March 21, 2007 or (2) termination of the facility commitment pursuant to the New Credit Facility.

Interest Rate:	Base Rate advances bear interest at the greater of (1) Rabobank’s base rate from time to time plus a spread that varies between 0.0% and 1.500% and (2) 0.50% per annum above the Federal Funds Rate. LIBOR advances bear interest at a rate based on the London interbank offered rate plus a spread that varies between 1.125% and 2.75%. The spread for LIBOR advances is determined quarterly based on the level of our leverage ratio at the end of each fiscal quarter along with the three immediately preceding fiscal quarters and was 0.17 for the fourth quarter of 2003.

Commitment Fee:	Varies between 0.225% and 0.50% per annum on the average daily unused commitment, payable quarterly in arrears. The rate is determined quarterly based on the level of our leverage ratio.

Collateral:	The revolving credit facility is collateralized directly or indirectly by substantially all the assets of Fresh Del Monte and our material subsidiaries.

Financial Covenants:	The following financial covenants apply to Fresh Del Monte and our subsidiaries:

Maximum Leverage Ratio. Maintenance of a ratio of Consolidated Total Debt to Consolidated EBITDA for each fiscal quarter along with the three immediately preceding completed fiscal quarters, of not more than 3.40 to 1.0.

Minimum Tangible Net Worth. Maintenance of Consolidated Tangible Net Worth as of the end of each fiscal quarter of not less than the sum of (1) $474,143,000 plus (2) 50% of our cumulative Consolidated Net Income for fiscal quarters ending on and after March 28, 2003.

Minimum Interest Coverage. Maintenance of a ratio of Consolidated EBITDA to Consolidated Interest Expense for each fiscal quarter along with the three immediately preceding completed fiscal quarters, of not less than 2.5 to 1.0.

Minimum Fixed Charges Coverage Ratio. Maintenance of a Fixed Charges Coverage Ratio for each fiscal quarter along with the three immediately preceding completed fiscal quarters, of not less than 1.15 to 1.0 for fiscal quarters ending on and after March 28, 2003.

Certain Other Covenants:	Other covenants applicable to the Borrowers include limitations on liens, the incurrence or prepayment of debt, the payment of dividends, mergers and similar transactions, sales of assets, investments, amendments to the constituent documents; a requirement to pledge the inventory, receivables and intellectual property of and equity interests in any subsidiary that becomes a Material Subsidiary; pre-acquisition compliance certification with certain financial and other covenants on Investments in excess of US$100,000,000; and a negative pledge.

Events of Default:	Events of Default include non-payment, material misrepresentation, covenant default, cross-default, unenforceability of Security or Loan documents, bankruptcy and insolvency, certain judgments, a Change in Control and certain Employee Retirement Income Security Act events.

Governing Law:	The laws of the State of New York.

     Pursuant to the New Credit Facility, the Borrowers and their subsidiaries generally are prohibited from:

•	incurring debt and related liens, with certain limited exceptions;

•	declaring or making Restricted Payments including direct or indirect distribution, dividend, payment of a management or similar fee, or other payment to any Person on account of any interest in, or shares of Stock or other securities, of such Person, or

•	declaring or making any Restricted Purchase, including any payment by any Person on account of the purchase, redemption, or other acquisition or retirement of any shares of Stock or other securities of such Person; provided however,

     So long as there is no continuing default under the New Credit Facility and no default would result, we may declare and pay dividends and distributions in cash solely out of and up to 50% of our net income (computed on a non-cumulative, consolidated basis in accordance with U.S. generally accepted accounting principles, or GAAP) for the fiscal year immediately preceding the year in which the dividend or distribution is paid; and

•	any subsidiary of a Borrower may declare and pay cash dividends to the Borrower and to any other wholly-owned subsidiary of a Borrower of which it is a direct or indirect subsidiary; and

•	any subsidiary that is not a wholly owned subsidiary may declare and pay cash dividends consistent with past practices, and

•	we may repurchase our own Stock in an aggregate amount not to exceed US$100,000,000.

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

     In December 1998, these subsidiaries entered into a settlement in the amount of $4.6 million (the majority of which was recovered from the insurance carriers) with counsel representing approximately 25,000 individuals. Under the terms of the settlement, approximately 22,000 of these claimants dismissed their claims with prejudice and without payment. The 2,643 claimants who alleged employment on a company-related farm in Costa Rica and the Philippines and who demonstrated some injury were offered a share of the settlement funds upon execution of a release. Over 98% of these claimants accepted the terms of the settlement. A number of plaintiffs represented by new counsel in the Philippines have challenged before the Philippine court whether the settlement funds were properly distributed to their clients.

     On February 16, 1999, two of Fresh Del Monte’s U.S. subsidiaries were served in the Philippines in an action entitled Davao Banana Plantation Workers’ Association of Tiburcia, Inc. v. Shell Oil Co., et al. The action is brought by the Banana Workers’ Association (the “Association”) on behalf of its 34,852 members for injuries they allege to have incurred as a result of DBCP exposure. Approximately 13,000 members of the Association claim employment on a farm that was under contract to a Fresh Del Monte subsidiary at the time of DBCP use. Fresh Del Monte’s subsidiaries filed motions to dismiss and for reconsideration on jurisdictional grounds, which were denied. Accordingly, Fresh Del Monte’s subsidiaries answered the complaint denying all of the plaintiff’s allegations. Fresh Del Monte’s subsidiaries believe that they have substantial defenses to the claims asserted by the Association. On October 3, 2002, the Philippine Court of Appeals ruled that the method of service used by the Association to serve the defendants was improper and dismissed the Association’s complaint. As a result of this decision, the trial court suspended the proceedings indefinitely. The Association filed a motion for reconsideration of the dismissal of its complaint, which remains pending.

     Fresh Del Monte’s U.S. subsidiaries have not settled the DBCP claims of approximately 3,500 claimants represented by different counsel who filed actions in Mississippi in 1996 and Hawaii in 1997. Each of those actions was dismissed by a federal district court on grounds of forum non conveniens in favor of the courts of the plaintiffs’ home countries and appealed by the plaintiffs. As a result of the dismissal of the Hawaiian actions, several Costa Rican and Guatemalan individuals have filed the same type of actions in those countries. The Guatemalan action was dismissed for plaintiff’s failure to prosecute the action. On January 19, 2001, the Court of Appeals for the Fifth Circuit affirmed the dismissal of Fresh Del Monte’s subsidiaries for forum non conveniens and lack of personal jurisdiction for the Mississippi actions, and on October 1, 2001, the United States Supreme Court denied plaintiffs’ petition for an appeal. On April 22, 2003, the Hawaiian plaintiffs’ appeal of the dismissal was affirmed by the Supreme Court of the United States, thereby remanding the action to the Hawaiian State Court.

     On October 19, 2000, the Court of Appeals for the Fifth Circuit affirmed the dismissal of 23 non-settling defendants who had filed actions in the United States District Court in Houston, Texas. As a result, the 23 plaintiffs who did not accept the settlement are precluded from filing any new DBCP actions in the United States.

     On June 19, 1995, a group of several thousand plaintiffs in an action entitled Lucas Pastor Canales Martinez, et al. v. Dow Chemical Co. et al. sued one of Fresh Del Monte’s U.S. subsidiaries along with several other defendants in the District Court for the Parish of St. Charles, Louisiana, asserting claims similar to those arising in the Texas cases due to the alleged exposure to DBCP. That action was removed to the United States District Court in New Orleans and was subsequently remanded in September 1996. Fresh Del Monte’s subsidiary has answered the complaint and asserted substantial defenses. Following the decision of the United States Court of Appeals for the Fifth Circuit in the Texas actions, this action was re-removed to federal court in November 2000. Fresh Del Monte’s subsidiary has settled with all but 13 of the Canales Martinez plaintiffs. On October 25, 2001, defendants filed a motion to dismiss the action on grounds of forum non conveniens in favor of plaintiffs’ home countries. On July 16, 2002, the district court denied that motion and the defendants filed a motion requesting immediate review by the Court of Appeals, which was denied by the district court on August 21, 2002. On August 28, 2002, defendants filed a petition for writ of mandamus before the Court of Appeals with respect to the district court’s denial of defendants’ motion to dismiss the action on grounds of forum non conveniens. On November 12, 2002, the Court of Appeals denied the petition, but stated that the district court should examine further the forum non conveniens issues. As a result of the Supreme Court’s decision in the Hawaiian action, the district court remanded these actions to state court in Louisiana.

     On November 15, 1999, one of Fresh Del Monte’s U.S. subsidiaries was served in two actions entitled, Godoy Rodriguez, et al. v. AMVAC Chemical Corp., et al. and Martinez Puerto, et al. v. AMVAC Chemical Corp., et al., in the 29th Judicial District Court for the Parish of St. Charles, Louisiana. These actions were removed to federal court, where they have been consolidated. These actions are brought on behalf of claimants represented by the same counsel who filed the Mississippi and Hawaii actions as well as a number of the claimants who have not accepted the settlement offer. As a result of the Supreme Court’s decision in the Hawaiian action, the district court remanded these actions to state court in Louisiana. At this time, it is not known how many of the 2,962 Godoy Rodriguez and Martinez Puerto plaintiffs are claiming against Fresh Del Monte’s subsidiaries.

     Hawaiian Litigation

     On January 8, 2001, local residents of Honolulu, Hawaii amended their complaint (the initial complaint did not include Fresh Del Monte’s U.S. subsidiary as a defendant) in federal court to include one of Fresh Del Monte’s subsidiaries as one of several defendants for injuries allegedly caused by consuming contaminated water. Fresh Del Monte’s U.S. subsidiary answered the complaint denying all the plaintiffs’ claims and asserting substantial defenses. The trial for the initial panel of 34 plaintiffs commenced on January 12, 2004. After Fresh Del Monte’s subsidiary rested its case and prior to jury instructions being administered to the jury, Fresh Del Monte’s subsidiary reached a confidential settlement with the initial panel of plaintiffs and the remaining 320 plaintiffs that were to be tried after the conclusion of this initial trial. The parties are in the process of preparing the appropriate dismissal and settlement documents. Fresh Del Monte accrued the appropriate amount for the settlement in its financial statements for the year ended December 26, 2003.

     Kunia Well Site

     In 1980, elevated levels of certain chemicals were detected in the soil and ground water at a plantation leased by one of Fresh Del Monte’s U.S. subsidiaries in Honolulu, Hawaii (“Kunia Well Site”). Shortly thereafter, Fresh Del Monte’s subsidiary discontinued the use of the Kunia Well Site and provided an alternate water source to area well users and the subsidiary commenced its own voluntary cleanup operation. In 1993, the Environmental Protection Agency (“EPA”) identified the Kunia Well Site for potential listing on the National Priorities List (“NPL”) under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended. On December 16, 1994, the EPA issued a final rule adding the Kunia Well Site to the NPL. On September 28, 1995, Fresh Del Monte’s subsidiary entered into an order (the “Order”) with the EPA to conduct the remedial investigation and the feasibility study of the Kunia Well Site. Under the terms of the Order, Fresh Del Monte’s subsidiary submitted a remedial investigation report in November 1998 and a final draft feasibility study in December 1999 (which was updated from time to time) for review by the EPA. The EPA approved the remedial investigation report in February 1999 and the feasibility study on April 22, 2003.

     As a result of communications with the EPA during 2001, Fresh Del Monte recorded a charge of $15.0 million in the third quarter of 2001 to increase the recorded liability to the estimated expected future cleanup cost for the Kunia Well Site of $19.1 million. Based on conversations with the EPA during the third quarter of 2002 and consultation with Fresh Del Monte’s legal counsel and other experts, Fresh Del Monte recorded a charge of $7.0 million during the third quarter of 2002 to increase the accrual for the expected future clean up costs for the Kunia Well Site to $26.1 million, which is included in other noncurrent liabilities in the accompanying balance sheet at December 26, 2003.

     On September 25, 2003, the EPA issued the Record of Decision (“ROD”). The EPA estimates in the ROD that the remediation costs associated with the clean up of the Kunia Well Site will range from $12.9 million to $25.4 million. Certain portions of the EPA’s estimates have been discounted using a 5% interest rate. The undiscounted estimates are between $14.8 million to $28.7 million. On January 13, 2004, the EPA deleted a portion of the Kunia Well Site (Northeast section) from the NPL. Fresh Del Monte’s subsidiary intends to negotiate a consent decree with the EPA for the performance of the clean up work by the second quarter of 2004. It is estimated that a consent decree with the EPA will be entered during the fourth quarter of 2004.

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

     Former Shareholders Litigation

     On November 13, 2002, Eastbrook Caribe A.V.V., an Aruba company, which claims to be an assignee of certain individuals and entities purporting to be former indirect shareholders of Fresh Del Monte’s predecessor, filed in the Supreme Court of the State of New York (Trial Court), County of New York, a summons with notice purporting to assert claims against Fresh Del Monte, a subsidiary of Fresh Del Monte and certain current and former directors, officers and shareholders of Fresh Del Monte and its predecessor (the “New York Complaint”). On April 16, 2003, Fresh Del Monte was served with the New York Complaint in this matter.

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

     The New York Complaint and the Florida Complaint both allege that instead of proceeding with a prospective buyer who offered superior terms, the former chairman of Fresh Del Monte’s predecessor and majority shareholder, agreed to sell the company’s predecessor to its current majority shareholder at a below market price as the result of commercial bribes allegedly paid by Fresh Del Monte’s majority shareholder and chief executive officer to Fresh Del Monte’s predecessor’s former chairman. On February 20, 2003, Fresh Del Monte filed a motion to dismiss the Florida Complaint and the oral argument was heard on June 19, 2003. On July 22, 2003, the court granted in part and denied in part Fresh Del Monte’s motion to dismiss the Florida Complaint. The court dismissed two of the eleven counts of the Florida Complaint. On May 19, 2003, Fresh Del Monte filed a motion to dismiss the New York Complaint which was granted by the court on January 13, 2004. Fresh Del Monte believes that the allegations of the remaining Florida Complaint are entirely without merit.

     Class Action Litigation

     On December 24, 2003 a fruit wholesaler sued two of Fresh Del Monte’s subsidiaries in the United States District Court for the Southern District of New York. The wholesaler claims to have purchased the Del Monte Gold™ pineapple and brings the action as a putative class action on behalf of all direct purchasers of the Del Monte Gold™ pineapple from March 1, 1996 through May 6, 2003. The complaint alleges claims for monopolization and attempted monopolization in violation of the Section 2 of the Sherman Act and for unjust enrichment under common law.

     On January 29, 2004, another entity filed an action against Fresh Del Monte’s subsidiaries based on the same allegations as the complaint referred to above. The plaintiffs have requested the court to consolidate both cases. Under the proposed scheduling order, our response to both complaints would be due on May 7, 2004.

     Other

     In addition to the foregoing, we are involved from time to time in various claims and legal actions incident to our operations, both as plaintiff and defendant. In the opinion of management, after consulting with legal counsel, none of these other claims are currently expected to have a material adverse effect on us.

Dividend Policy

     In 2003, we paid regular quarterly cash dividends for a total of $0.45 per share for the year. On February 12, 2003, our Board of Directors voted to increase our regular quarterly dividend to $0.10 per share, payable on June 4, 2003 to shareholders of record as of May 12, 2003. On August 26, 2003 our Board of Directors voted to increase our regular quarterly dividend to $0.20 per share, payable on December 4, 2003 to shareholders of record on November 11, 2003. Because we are an exempted holding company, our ability to pay dividends and to meet our debt service obligations depends primarily on receiving sufficient funds from our subsidiaries. Pursuant to our New Credit Facility, we may declare and pay dividends and distributions in cash solely out of and up to 50% of our net income for the fiscal year immediately preceding the year in which the dividend or distribution is paid. It is possible that countries in which one or more of our subsidiaries are located could institute exchange controls, which could prevent those subsidiaries from remitting dividends or other payments to us.

Item 9. The Offer and Listing

Ordinary Share Prices and Related Matters

     Our ordinary shares are traded solely on the New York Stock Exchange, under the symbol FDP, and commenced trading on October 24, 1997, the date of our initial public offering.

     The following table presents the high and low sales prices of our ordinary shares for the periods indicated as reported on the New York Stock Exchange Composite Tape:

	High	Low
Five most recent financial years
Year ended December 31, 1999	$21.00	$6.31
Year ended December 29, 2000	$9.94	$3.38
Year ended December 28, 2001	$15.95	$4.56
Year ended December 27, 2002	$29.20	$13.70
Year ended December 26, 2003	$28.35	$15.12
2002
First quarter	$19.60	$13.70
Second quarter	$28.79	$19.24
Third quarter	$28.49	$20.14
Fourth quarter	$29.20	$18.75
2003
First quarter	$21.25	$15.29
Second quarter	$25.57	$15.12
Third quarter	$28.35	$24.95
Fourth quarter	$27.31	$22.90
Most recent six months
September 2003	$27.75	$24.95
October 2003	$26.40	$23.68
November 2003	$26.23	$25.00
December 2003	$27.31	$22.90
January 2004	$26.95	$23.40
February 2004	$26.50	$24.98

     As of December 26, 2003, there were 57,282,518 ordinary shares outstanding. As of February 20, 2004, we believe that holders in the United States held approximately 47% of the outstanding ordinary shares.

Item 10. Additional Information

Memorandum and Articles of Association

     Corporate Governance

     We are an exempted company incorporated in the Cayman Islands and are subject to the laws of that jurisdiction. The legislative framework in the Cayman Islands which applies to exempted companies is flexible and does not impose a specific corporate governance regime on exempted companies. Corporate governance matters are thus left to the discretion of each exempted company. While Cayman Islands exempted companies are required to have a board of directors responsible for managing the company’s affairs, by contrast to NYSE requirements, they are not, as a matter of law, required to (i) appoint independent directors to their boards, (ii) hold regular meetings of non-management directors; (iii) establish audit, nominating and governance or compensation committees; (iv) have shareholders approve equity compensation plans; (v) adopt corporate governance guidelines; or (vi) adopt a code of business conduct and ethics.

     We are also subject to the NYSE listing standards, although, because we are a foreign private issuer, those standards are considerably different from those applied to U.S. companies. Under the NYSE rules, we need only (i) establish an independent audit committee that has specified responsibilities as described in the following table; (ii) provide prompt certification by our chief executive officer of any material non-compliance with any corporate governance rules; and (iii) provide a brief description of significant differences between our corporate governance practices and those followed by U.S. companies. We do, in fact, conform to many of the requirements applicable to U.S. companies. The following table compares our practices to those required of U.S. companies.

Standard for U.S. Listed Companies	Fresh Del Monte Practice
Director Independence

• A majority of the board must consist of independent directors.	•	Four of our eight directors are independent within the meaning of the NYSE standards.

Independence is defined by various criteria including the absence of a material relationship between the director and the listed company. Directors who are employees, are immediate family of the chief executive officer or receive over $100,000 per year in direct compensation from the listed company are not independent. Directors who are employees of or otherwise affiliated through immediate family with the listed company’s independent auditor are also not independent.

• The non-management directors of each company must meet at regularly scheduled executive sessions without management.	•	Our independent directors meet periodically without management directors.

Compensation Committee

• Listed companies must have a compensation committee composed entirely of independent board members as defined by the NYSE listing standards.	•	Our compensation committee has three members, all of whom are independent within the meaning of the NYSE standards.

• The committee must have a written charter that addresses its purpose and responsibilities.	•	Our compensation committee (i) reviews the Company’s general compensation structure; and (ii) reviews and recommends the compensation and benefits of directors and the chief executive officer, subject to ratification by the Board of Directors. The compensation committee also acts as the administrator for our 1997 and 1999 Share Incentive Plans and reviews and recommends approval of all periodic filings in respect of executive and other compensation required to be made by us with the SEC.

These responsibilities include (i) reviewing and approving corporate goals and objectives relevant to CEO compensation; (ii) evaluating CEO performance and compensation in light of such goals and objectives for the CEO; (iii) based on such evaluation, reviewing and approving CEO compensation levels; (iv) recommending to the board non-CEO compensation, incentive compensation plans and equity-based plans; and (v) producing a report on executive compensation as required by the Securities and Exchange Commission to be included in the company’s annual proxy statement or annual report. The committee must also conduct an annual performance self-evaluation.

Standard for U.S. Listed Companies	Fresh Del Monte Practice
Audit Committee

• Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Securities Exchange Act. The rule requires that the audit committee (i) be comprised entirely of independent directors; (ii) be directly responsible for the appointment, compensation and oversight of the independent auditor; (iii) adopt procedures for the receipt and treatment of complaints with respect to accounting and auditing issues; (iv) be authorized to engage independent counsel and other advisors it deems necessary in performing its duties; and (v) be given sufficient funding by the board of directors to compensate the independent auditors and other advisors as well as for the payment of ordinary administrative expenses incurred by the committee.	•	We have an audit committee meeting the requirements of Rule 10A-3. The other required measures under Rule 10A-3, such as the establishment of procedures for receiving complaints and direct oversight over the independent auditors are being implemented. We fully expect to have those measures implemented by July 31, 2005.

• The audit committee must consist of at least three members, and each member must be independent within the meaning established by the NYSE.	•	Our audit committee consists of three members, all of whom are independent within the meaning of the NYSE standards.

• The audit committee must have a written charter that addresses the committee’s purpose and responsibilities.	•	Our audit committee has a charter outlining the committee’s purpose and responsibilities, which are similar in scope to those required of U.S. companies.

At a minimum, the committee’s purpose must be to assist the board in the oversight of the integrity of the company’s financial statements, the company’s compliance with legal and regulatory requirements, the independent auditor’s qualifications and independence and the performance of the company’s internal audit function and independent auditors.

The audit committee is also required to review the independent auditing firm’s annual report, describing the firm’s internal quality control procedures, any material issues raised by the most recent internal quality control review or peer review of the firm and any steps taken to address such issues. The audit committee is also to assess the auditor’s independence by reviewing all relationships between the company and its auditor. It must establish the company’s hiring guidelines for employees and former employees of the independent auditor.

The committee must also discuss the company’s annual audited financial statements and quarterly financial statements with management and the

Standard for U.S. Listed Companies	Fresh Del Monte Practice
independent auditors, the company’s earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies, and policies with respect to risk assessment and risk management. It must also meet periodically with the internal auditors and the board of directors.

• Each listed company must have an internal audit function.	•	We have an internal audit function.

Nominating/Corporate Governance Committee

• Listed companies must have a nominating /corporate governance committee composed entirely of independent board members.	•	We do not have a nominating/corporate governance committee.

The committee must have a written charter that addresses its purpose and responsibilities, which include (i) identifying qualified individuals to become board member; (ii) selecting, or recommending that the board select, the director nominees for the next annual meeting of shareholders; (iii) developing and recommending to the board a set of corporate governance principles applicable to the company; (iv) overseeing the evaluation of the board and management; and (v) conducting an annual performance evaluation of the committee.

Equity-Compensation Plans

• Shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with limited exceptions.	•	We do as a regular practice have our shareholders approve equity-compensation plans.

Corporate Governance Guidelines

• Listed companies must adopt and disclose corporate governance guidelines.	•	We do not have a formal set of corporate governance guidelines.

Code of Business Conduct and Ethics

• All listed companies, U.S. and foreign, must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	•	We have adopted a Code of Conduct and Business Ethics Policy. It has been posted on our website at www.freshdelmonte.com.

     Registered Office

     The registration number assigned to us by the registrar of companies in the Cayman Islands is CR-68097. Our registered office is located at Walkers House, Mary Street, P.O. Box 908 GT, Mary Street, George Town, Grand Cayman, Cayman Islands. The telephone number at that location is (345) 949-0100.

     Object and Purpose

     Paragraph 3 of our Amended and Restated Memorandum of Association (“Memorandum of Association”) provides that our object and purpose is to perform all corporate activities not prohibited by any law as provided by The Companies Law (2003 Revision).

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

     Ordinary Shares

     The Company’s Memorandum of Association authorizes the issuance of 200,000,000 ordinary shares with a par value of $0.01 per share. Upon issuance and once payment is received, the ordinary shares are fully paid and accordingly no further capital may be called for by us from any holder of the ordinary shares outstanding. Under Cayman Islands law, non-residents may freely hold, vote and transfer ordinary shares in the same manner as Cayman Islands residents, subject to the provisions of The Companies Law (2003 Revision) and the Articles of Association. No Cayman Islands laws or regulations restrict the export or import of capital, or affect the payment of dividends to non-resident holders of the ordinary shares.

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

Exchange Controls

     The Articles of Association authorizes us to issue an aggregate of 200,000,000 ordinary shares with a par value of $0.01 per share. Of those 200,000,000 authorized ordinary shares, 57,298,518 shares were issued and outstanding as of February 20, 2004, all of which are fully paid or credited as fully paid. We may not call for any further capital from any holder of ordinary shares outstanding. Under Cayman Islands law, non-residents of the Cayman Islands may freely hold, vote and transfer our ordinary shares in the same manner as Cayman Islands residents, subject to the provisions of the Companies Law (2003 Revision) and our Articles of Association. No Cayman Islands laws or regulations restrict the export or import of capital or affect the payment of dividends to non-resident holders of ordinary shares.

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

     Distributions paid with respect to ordinary shares to the extent of any current and accumulated earnings and profits of Fresh Del Monte Produce Inc. as determined under U.S. federal income tax principles (“Taxable Dividends”) will be taxable to you as ordinary income at the time that you receive such amounts. Taxable Dividends generally will be foreign source income and will not be eligible for the dividends-received deduction available to domestic corporations. To the extent amounts paid as distributions on ordinary shares were to exceed Fresh Del Monte Produce Inc.’s current and accumulated earnings and profits, those amounts would not be Taxable Dividends but instead would be treated first as a tax-free return of capital reducing your basis in your ordinary shares until such basis is reduced to zero, and then as gain from the sale of your ordinary shares. This reduction in basis would increase any capital gain, or reduce any capital loss, realized by you upon the subsequent sale, redemption or other taxable disposition of your ordinary shares.

     We believe that Fresh Del Monte Produce Inc., on a stand-alone basis as a holding company, did not have any current or accumulated earnings and profits for U.S. federal income tax purposes in its 2003 taxable year and that distributions paid with respect to ordinary shares during 2003 therefore should not be treated as Taxable Dividends. To the extent Fresh Del Monte Produce Inc. is treated as having current or accumulated earnings and profits in 2003, however, distributions paid with respect to ordinary shares during 2003 will be treated as Taxable Dividends. Although we currently can provide no assurance as to whether we will make distributions on ordinary shares during 2004 or later years, we expect that in the event we make any such distributions, Fresh Del Monte Produce Inc. will have current or accumulated earnings and profits and that any such distributions will be Taxable Dividends.

     Subject to certain exceptions and for so long as ordinary shares continue to be listed on the New York Stock Exchange or otherwise readily tradable on an established securities market in the United States within the meaning of section 1(h)(11)(C)(ii) of the Internal Revenue Code of 1986, as amended, Taxable Dividends received by an individual in respect of ordinary shares before January 1, 2009 will be subject to taxation at a maximum rate of 15 percent. This lower rate applies to a Taxable Dividend only if the ordinary share in respect of which such Taxable Dividend is paid has been held for at least 61 days during the 121 day period beginning 60 days before the ex-dividend date. Periods during which you hedge a position in ordinary shares or related property may not count for purposes of the holding period test. Taxable Dividends also would not be eligible for the lower rate if you elect to take the Taxable Dividends into account as investment income for purposes of limitations on deductions for investment interest. You should consult your own tax adviser regarding the availability of the reduced dividend rate in light of your own particular circumstances.

     Upon a sale, exchange or other taxable disposition of ordinary shares, you generally will recognize gain or loss for federal income tax purposes in an amount equal to the difference between (1) the sum of the amount of cash and the fair market value of any property you receive and (2) your tax basis in the ordinary shares that you dispose of. Such gain or loss will generally be long-term capital gain or loss if you have held the ordinary shares for more than one year. Net long-term capital gain recognized by an individual U.S. holder before January 1, 2009 generally will be subject to taxation at a maximum rate of 15 percent. The deductibility of net capital losses is subject to limitations. Any gain generally will be treated as U.S. source income.

     You may be subject to backup withholding with respect to dividends paid on ordinary shares or the proceeds of a sale, exchange or other disposition of ordinary shares, unless you:

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

Documents on Display

     Our Memorandum of Association and our Articles of Association have both been previously filed with the SEC and are attached as exhibits to this Form 20-F (incorporated by reference from our Registration Statement on Form F-1 (File No. 333-7708)). Shareholders may send requests for hard copies of these documents to the attention of Investor Relations c/o Del Monte Fresh Produce Company, 241 Sevilla Avenue, Coral Gables, FL 33134.

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

Exchange Rate Risk

     Because we conduct our operations in many areas of the world involving transactions denominated in a variety of currencies, our results of operations as expressed in dollars may be significantly affected by fluctuations in rates of exchange between currencies. These fluctuations could be significant. Approximately 41% of our net sales in 2003 were received in currencies other than the dollar. We generally are unable to adjust our non-dollar local currency sales prices to reflect changes in exchange rates between the dollar and the relevant local currency. As a result, changes in exchange rates between the euro, Japanese yen, British pound or other currencies in which we receive sale proceeds and the dollar have a direct impact on our operating results. There is normally a time lag between our sales and collection of the related sales proceeds, exposing us to additional currency exchange rate risk.

     To reduce currency exchange rate risk, we generally exchange local currencies for dollars promptly upon receipt. We periodically enter into currency forward contracts and options as a hedge against a portion of our currency exchange rate exposures; however, we may decide not to enter into these contracts during any particular period. As of December 26, 2003, we had several foreign currency cash flow hedges outstanding. The fair value of these hedges as of that date was a liability of $38.6 million.

     The results of a hypothetical 10% strengthening in the average value of the dollar during 2003 relative to the other currencies in which a significant portion of our net sales are denominated would have resulted in a decrease in net sales of approximately $81.0 million for the year ended December 26, 2003. This calculation assumes that each exchange rate would change in the same direction relative to the dollar. In addition to the direct effects of changes in exchange rates quantified above, changes in exchange rates also affect the volume of sales. Our sensitivity analysis of the effects of changes in currency exchange rates does not factor in a potential change in sales levels or any offsetting gains on currency forward contracts.

Interest Rate Risk

     As described in Note 12 of the notes to our audited consolidated financial statements, our indebtedness both variable and fixed rate.

     At December 26, 2003, our variable rate long-term debt had a carrying value of $3.7 million. The fair value of the debt approximates the carrying value because the variable rates approximate market rates. A 10% increase in the interest rate for 2003 would have resulted in a negative impact of approximately $0.1 million on our results of operations for the year ended December 26, 2003.

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

Item 15. Controls and Procedures

     As of December 26, 2003, we carried out an evaluation, under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of December 26, 2003, our disclosure controls and procedures are effective in providing reasonable assurance that information relating to us that is required to be included in our periodic filings with the SEC is recorded, processed, summarized and reported as and when required. There has been no change in our internal control over financial reporting during the last fiscal year that has materially affected, or is reasonable likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

     Our Board of Directors has determined that Edward L. Boykin is our “audit committee financial expert” within the meaning of applicable law.

Item 16B. Code of Ethics

     We have adopted a Code of Conduct and Business Ethics Policy (“Code of Conduct”) that applies to our principal executive officer, principal financial officer and principal accounting officer as well as all our directors, other officers and employees. This Code of Conduct can be found at our website, www.freshdelmonte.com.

Item 16C. Principal Accountant Fees and Services

Fees and Services

     The following table discloses the aggregate fees paid to our principal independent auditor for each of the last two fiscal years and briefly describes the services performed:

(U.S. dollars in millions)	2002	2003	Description of Services

Audit Fees	$1.3	$1.5	Audit of consolidated financial statements and statutory audits of subsidiaries
Audit-Related Fees	0.7	0.3	Employee benefits plans and Mergers and Acquisitions due diligence
Tax Fees	0.9	0.4	Tax return preparation and tax planning
All Other Fees	0.5	—	Insurance claims assistance

Total Fees	$3.4	$2.2

Pre-Approval Policies and Procedures

     Our audit committee is charged with the responsibility of pre-approving all audit and non-audit services provided to us and our subsidiaries by our independent auditor and any other auditing firm. In performing this duty, the audit committee is guided by the following pre-approval policies and procedures:

•	The audit committee must pre-approve services performed by our independent auditor for us or our subsidiaries, which may include audit, review, attest and non-audit services permitted under applicable law, such as the rules and regulations of the SEC, the Public Company Accounting Oversight Board (“PCAOB”) and any other regulatory or self-regulatory body (the “covered services”);

•	The audit committee must pre-approve all covered services provided by other firms besides our independent auditor to the extent our independent auditor expressly relies on the audit report of these other firms in preparing its own audit report; and

•	The audit committee may delegate its authority to pre-approve the covered services to one or more members of the audit committee.

     In considering whether to grant approval, the audit committee considers the nature and scope of the service as proposed in light of applicable law, as well as the principles and other guidance of the SEC and the PCAOB with respect to auditor independence. The audit committee also considers whether the overall level of non-audit services is compatible with the independence of the independent auditor. In general, predictable and recurring services are approved by the audit committee on an annual basis at or about the start of each fiscal year.

     While the audit committee may delegate its authority to pre-approve any audit or permitted non-audit services, the delegate may only approve services with aggregate estimated fees of no more than $25,000 for all fiscal periods in which the service is being rendered. Additionally, the delegate must report any pre-approval granted at the next scheduled meeting of the audit committee.

     While our policies and procedures acknowledge the de minimus exception granted by SEC regulations, which allows certain services to be exempt from pre-approval, we do not normally rely on this exception. Our chief financial officer is responsible for bringing to the audit committee’s attention any instance in which services may have been provided without prior approval. Substantially all of the above fees paid to Ernst & Young were subject to our pre-approval policies and procedures.

PART III

Item 17. Financial Statements

     Our Consolidated Financial Statements have been prepared in accordance with Item 18 hereof.

Item 18. Financial Statements

     Our financial statements and schedule set forth in the accompanying Index to Consolidated Financial Statements and Supplemental Financial Statement Schedule included in this Report following Part III beginning on pages F-1 and S-1, respectively, are hereby incorporated herein by this reference. Such Consolidated Financial Statements and schedule are filed as part of this Report.

Item 19. Exhibits

1.1	Amended and Restated Memorandum of Association of Fresh Del Monte Produce Inc. (incorporated by reference from Exhibit 3.6 to our Registration Statement on Form F-1 (File No. 333-7708)).

1.2	Amended and Restated Articles of Association of Fresh Del Monte Produce Inc. (incorporated by reference from Exhibit 3.7 to our Registration Statement on Form F-1 (File No. 333-7708)).

1.3	Specimen Certificate of ordinary shares of Fresh Del Monte Produce Inc. (incorporated by reference from Exhibit 4.1 to our Registration Statement on Form F-1 (File No. 333-7708)).

2.1	$350,000,000 Revolving Credit Agreement dated as of May 19, 1998 among Del Monte Fresh Produce (UK) Ltd., Wafer Limited, Del Monte Fresh Produce International Inc., Del Monte Fresh Produce N.A., Inc., Fresh Del Monte Produce Inc. and Global Reef Carriers Ltd. as Borrowers, the Initial Lenders, Initial Issuing Bank and Swing Line Bank, as Initial Lenders, Initial Issuing Bank and Swing Line Bank, and Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A., “Rabobank Nederland,” New York Branch, as Administrative Agent and Collateral Agent (incorporated by reference from Exhibit 2.1 to our 1998 Annual Report on Form 20-F).

2.2	Amendment and Consent dated as of December 15, 1998 to the Revolving Credit Agreement among Del Monte Fresh Produce (UK) Ltd., Wafer Limited, Del Monte Fresh Produce International Inc., Del Monte Fresh Produce N.A., Inc., Fresh Del Monte Produce Inc., Global Reefer Carriers, Ltd., the banks, financial institutions and other institutional lenders a party to the Revolving Credit Agreement (incorporated by reference from Exhibit 2.2 to our 1998 Annual Report on Form 20-F).

2.3	Second Amendment dated as of January 5, 1999 to the Revolving Credit Agreement among Del Monte Fresh Produce (UK) Ltd., Wafer Limited, Del Monte Fresh Produce International Inc., Del Monte Fresh Produce N.A., Inc., Fresh Del Monte Produce Inc., Global Reefer Carriers, Ltd., and Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A., “Rabobank Nederland,” New York Branch, as agent for the other banks, financial institutions and other institutional lenders party to the Revolving Credit Agreement (incorporated by reference from Exhibit 2.3 to our 1998 Annual Report on Form 20-F).

2.4	Amendment and Consent dated as of January 8, 1999 to the Revolving Credit Agreement among Del Monte Fresh Produce (UK) Ltd., Wafer Limited, Del Monte Fresh Produce International Inc., Del Monte Fresh Produce N.A., Inc., Fresh Del Monte Produce Inc., Global Reefer Carriers, Ltd., the banks, financial institutions and other institutional lenders a party to the Revolving Credit Agreement (incorporated by reference from Exhibit 2.4 to our 1998 Annual Report on Form 20-F).

2.5	Fourth Amendment and Consent dated as of May 1999 among Del Monte Fresh Produce (UK) Ltd., Wafer Limited, Del Monte Fresh Produce International Inc., Del Monte Fresh Produce N.A., Inc., Fresh Del Monte Produce Inc., Global Reefer Carriers, Ltd., the banks, financial institutions and other institutional lenders a party to the Revolving Credit Agreement dated as of May 19, 1998 (incorporated by reference from Exhibit 2.1 to our 1999 Annual Report on Form 20-F filed by Fresh Del Monte Produce Inc.)

2.6	Fifth Amendment and Consent dated as of May 1999 among Del Monte Fresh Produce (UK) Ltd., Wafer Limited, Del Monte Fresh Produce International Inc., Del Monte Fresh Produce N.A., Inc., Fresh Del Monte Produce Inc., Global Reefer Carriers, Ltd., the Increasing Lenders therein and Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A., “Rabobank Nederland,” New York Branch, as agent for the other banks, financial institutions and other institutional lenders a party to the Revolving Credit Agreement dated as of May 19, 1998 (incorporated by reference from Exhibit 2.2 to our 1999 Annual Report on Form 20-F filed by Fresh Del Monte Produce Inc.)

2.7	Sixth Amendment and Consent dated as of June 1999 among Del Monte Fresh Produce (UK) Ltd., Wafer Limited, Del Monte Fresh Produce International Inc., Del Monte Fresh Produce N.A., Inc., Fresh Del Monte Produce Inc., Global Reefer Carriers, Ltd., the Increasing Lenders therein and Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A., “Rabobank Nederland,” New York Branch, as agent for the other banks, financial institutions and other institutional lenders a party to the Revolving Credit Agreement dated as of May 19, 1998 (incorporated by reference from Exhibit 2.3 to our 1999 Annual Report on Form 20-F filed by Fresh Del Monte Produce Inc.)

2.8	Seventh Amendment and Consent dated as of July 1999 among Del Monte Fresh Produce (UK) Ltd., Wafer Limited, Del Monte Fresh Produce International Inc., Del Monte Fresh Produce N.A., Inc., Fresh Del Monte Produce Inc., Global Reefer Carriers, Ltd., the Increasing Lenders therein and Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A., “Rabobank Nederland,” New York Branch, as agent for the other banks, financial institutions and other institutional lenders a party to the Revolving Credit Agreement dated as of May 19, 1998 (incorporated by reference from Exhibit 2.4 to our 1999 Annual Report on Form 20-F filed by Fresh Del Monte Produce Inc.)

2.9	Eighth Amendment dated as of October 29, 1999 among Fresh Produce (UK) Ltd., Wafer Limited, Del Monte Fresh Produce International Inc., Del Monte Fresh Produce N.A., Inc., Fresh Del Monte Produce Inc., Global Reefer Carriers, Ltd., the banks, financial institutions and other institutional lenders a party to the Revolving Credit Agreement dated as of May 19, 1998 (incorporated by reference from Exhibit 4.17 to our 2000 Annual Report on Form 20-F).

2.10	Ninth Amendment and Consent dated as of May 10, 2000 among Del Monte Fresh Produce (UK) Ltd., Wafer Limited, Del Monte Fresh Produce International Inc., Del Monte Fresh Produce N.A., Inc., Fresh Del Monte Produce Inc., Global Reefer Carriers, Ltd., the banks, financial institutions and other institutional lenders a party to the Revolving Credit Agreement dated as of May 19, 1998 (incorporated by reference from Exhibit 4.18 to our 2000 Annual Report on Form 20-F).

2.11	Tenth Amendment and Consent dated as of September 25, 2000 among Del Monte Fresh Produce (UK) Ltd., Wafer Limited, Del Monte Fresh Produce International Inc., Del Monte Fresh Produce N.A., Inc., Fresh Del Monte Produce Inc., Global Reefer Carriers, Ltd., banks, financial institutions and other institutional lenders a party to the Revolving Credit Agreement dated as of May 19, 1998 (incorporated by reference from Exhibit 4.19 to our 2000 Annual Report on Form 20-F).

2.12	Eleventh Amendment and Consent dated as of November 15, 2002 among Del Monte Fresh Produce (UK) Ltd., Wafer Limited, Del Monte Fresh Produce International Inc., Del Monte Fresh Produce N.A., Inc., Fresh Del Monte Produce Inc., Global Reefer Carriers, Ltd., banks, financial institutions and other institutional lenders a party to the Revolving Credit Agreement dated as of May 19, 1998.*

4.1	License Agreement, dated as of December 5, 1989, between Del Monte Corporation and Wafer Limited (the “DMC-Wafer License”) (incorporated by reference from Exhibit 10.3 to our Registration Statement on Form F-1 (File No. 333-7708)).

4.2	License Agreement, dated as of December 5, 1989, between Del Monte Corporation and Del Monte Tropical Fruit Company, North America (the “NAJ License”) (incorporated by reference from Exhibit 10.4 to our Registration Statement on Form F-1 (File No. 333-7708)).

4.3	License Agreement, dated as of December 5, 1989, between Del Monte Corporation and Del Monte Fresh Fruit International, Inc. (incorporated by reference from Exhibit 10.5 to our Registration Statement on Form F-1 (File No. 333-7708)).

4.4	Amendment No. 1 to DMC-Wafer License, dated as of October 12, 1992, between Del Monte Corporation and Wafer Limited (incorporated by reference from Exhibit 10.6 to our Registration Statement on Form F-1 (File No. 333-7708)).

4.5	Amendment No. 1 to NAJ License, dated as of October 12, 1992, between Del Monte Corporation and Del Monte Fresh Produce N.A., Inc. (incorporated by reference from Exhibit 10.7 to our Registration Statement on Form F-1 (File No. 333-7708)).

4.6	Amendment No. 1 to Direct DMC-DMFFI License, dated as of October 12, 1992, between Del Monte Corporation and Del Monte Fresh Produce International, Inc. (incorporated by reference from Exhibit 10.8 to our Registration Statement on Form F-1 (File No. 333-7708)).

4.7	Registration Rights Agreement dated as of October 15, 1997 by and between Fresh Del Monte and FG Holdings Limited (incorporated by reference from Exhibit 10.9 to our Registration Statement on Form F-1 (File No. 333-7708)).

4.8	Strategic Alliance Agreement dated as of August 29, 1997 by and between the Registrant and IAT Group Inc. (incorporated by reference from Exhibit 10.10 to Registration Statement on Form F-1 (File No. 333-7708) filed by Fresh Del Monte Produce Inc.)

4.9	Fresh Del Monte Produce Inc. 1997 Share Incentive Plan (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-8 (File No. 333-7870)).

4.10	Fresh Del Monte Produce Inc. Post-Effective Amendment No. 1 to Form S-8 (File No. 333-7870).

4.11	Fresh Del Monte Produce Inc. 1999 Share Incentive Plan (incorporated by reference to Exhibit 4 to the Company’s Registration Statement on Form S-8 (File No. 333-10400)).

4.12	Amendment No. 1 to the Fresh Del Monte Produce Inc. 1999 Share Incentive Plan (incorporated by reference to Exhibit 4 to the Company’s Registration Statement on Form S-8 (File No. 333-87606).

4.13	Standard Fruit and Vegetable Co., Inc. Stock Purchase Agreement, dated as of January 27, 2003, between Del Monte Fresh Produce N.A., Inc and Standard Fruit and Vegetable Co., Inc. et al. (incorporated by reference from Exhibit 4.13 to our 2002 Annual Report on Form 20-F).

4.14	Amended and Restated Credit Agreement dated as of March 21, 2003 by and among Fresh Del Monte Produce Inc. and certain subsidiaries named herein, as borrowers, the lenders named herein, as lenders, Harris Trust and Savings Bank,as syndication agent, Ing Capital LLC, as documentation agent and Cooperatieve Centrale Raiffeisen-Bocrenleenbank B.A., “Rabobank Nederland” New York Branch as administrative agent. (incorporated by reference as the exhibit to our first quarter 2002 report on form 6-K).

4.15	First Amendment to Amended and Restated Credit Agreement Effective as of January 27, 2004. *

8.1	List of Subsidiaries.*

10.1	Consent of Independent Certified Public Accountants.*

99.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

99.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

99.3	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

* Filed herewith

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report on Form 20-F or amendments thereto to be signed on its behalf by the undersigned, thereunto duly authorized.

FRESH DEL MONTE PRODUCE INC.

Date: March 8, 2004	By:	/s/ HANI EL-NAFFY

Hani El-Naffy
President and Chief Operating Officer

	By:	/s/ JOHN F. INSERRA

John F. Inserra
Executive Vice President and Chief Financial Officer

Report of Independent Certified Public Accountants

Board of Directors and Shareholders
Fresh Del Monte Produce Inc.

We have audited the accompanying consolidated balance sheets of Fresh Del Monte Produce Inc. and subsidiaries as of December 26, 2003 and December 27, 2002, and the related consolidated statements of income, cash flows and shareholders’ equity for each of the three years in the period ended December 26, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Fresh Del Monte Produce Inc. and subsidiaries at December 26, 2003 and December 27, 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 26, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 7 to the consolidated financial statements, in 2002 the Company changed its method of accounting for goodwill and other intangible assets to conform to Statement of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets.”

/s/ Ernst & Young LLP

Miami, Florida
February 6, 2004

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(U.S. dollars in millions)

	December 26,	December 27,
	2003	2002
Assets
Current assets:
Cash and cash equivalents	$51.0	$9.5
Trade accounts receivable, net of allowance of $17.1 and $17.8, respectively	195.2	162.4
Advances to growers and other receivables, net of allowance of $13.3 and $16.7, respectively	41.1	34.7
Inventories	215.1	188.4
Deferred income taxes	3.0	4.8
Prepaid expenses and other current assets	7.6	9.4

Total current assets	513.0	409.2

Investments in and advances to unconsolidated companies	18.2	23.0
Property, plant and equipment, net	741.0	703.9
Deferred income taxes	27.5	22.5
Other noncurrent assets	23.0	22.3
Goodwill	168.5	81.9

Total assets	$1,491.2	$1,262.8

See accompanying notes

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (continued)
(U.S. dollars in millions, except share and per share data)

	December 26,	December 27,
	2003	2002
Liabilities and shareholders’ equity
Current liabilities:
Accounts payable and accrued expenses	$325.8	$231.0
Current portion of long-term debt and capital lease obligations	14.0	40.0
Deferred income taxes	8.4	8.6
Income taxes payable	21.7	26.2

Total current liabilities	369.9	305.8

Long-term debt	14.5	31.1
Capital lease obligations	15.0	16.2
Retirement benefits	55.1	59.2
Other noncurrent liabilities	59.4	56.7
Deferred income taxes	31.4	26.0

Total liabilities	545.3	495.0

Minority interest	3.7	8.3
Commitments and contingencies
Shareholders’ equity:
Preferred shares, $0.01 par value; 50,000,000 shares authorized; none issued or outstanding	—	—
Ordinary shares, $0.01 par value; 200,000,000 shares authorized; 57,282,518 and 56,206,012 shares issued and outstanding	0.6	0.6
Paid-in capital	367.3	355.3
Retained earnings	621.4	420.5
Accumulated other comprehensive loss	(47.1)	(16.9)

Total shareholders’ equity	942.2	759.5

Total liabilities and shareholders’ equity	$1,491.2	$1,262.8

See accompanying notes

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
(U.S. dollars in millions, except share and per share data)

	Year ended
	December 26,	December 27,	December 28,
	2003	2002	2001
Net sales	$2,486.8	$2,090.5	$1,928.0
Cost of products sold	2,158.6	1,753.8	1,645.1

Gross profit	328.2	336.7	282.9
Selling, general and administrative expenses	107.8	102.7	89.4
Amortization of goodwill	—	—	3.4
Provision for Kunia Well Site	—	7.0	15.0
Asset impairment charges	—	12.6	10.2

Operating income	220.4	214.4	164.9
Interest expense	(7.3)	(15.7)	(32.1)
Interest income	0.8	0.7	2.1
Other income (loss), net	28.4	20.5	(12.2)

Income before provision for income taxes and cumulative effect of change in accounting principle	242.3	219.9	122.7
Provision for income taxes	15.9	18.6	26.5

Income before cumulative effect of change in accounting principle	226.4	201.3	96.2
Cumulative effect of change in accounting principle	—	(6.1)	—

Net income	$226.4	$195.2	$96.2

Net income per share – Basic:
Income before cumulative effect of change in accounting principle	$4.00	$3.63	$1.79
Cumulative effect of change in accounting principle	—	(0.11)	—

Net income per share – Basic	$4.00	$3.52	$1.79

Net income per share – Diluted:
Income before cumulative effect of change in accounting principle	$3.95	$3.56	$1.77
Cumulative effect of change in accounting principle	—	(0.11)	—

Net income per share – Diluted	$3.95	$3.45	$1.77

Dividends declared per ordinary share	$0.45	$0.20	$—

Weighted average number of ordinary shares outstanding:
Basic	56,539,691	55,445,106	53,856,392
Diluted	57,346,377	56,538,659	54,414,868

See accompanying notes

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in millions)

	Year ended
	December 26,	December 27,	December 28,
	2003	2002	2001
Operating activities:
Net income	$226.4	$195.2	$96.2
Adjustments to reconcile net income to net cash provided by operating activities:
Goodwill amortization	—	—	3.4
Depreciation and amortization other than goodwill	61.3	59.4	57.0
Amortization of debt issuance cost	1.7	2.3	2.0
Non-cash stock based compensation expense	—	0.9	—
Cumulative effect of change in accounting principle	—	6.1	—
Provision for Kunia Well Site	—	7.0	15.0
Asset impairment charges	—	12.6	10.2
Gain on sale of equity investment	(5.5)	(8.7)	—
Equity in earnings of unconsolidated companies, net of dividends	(1.2)	2.9	(1.6)
Deferred income taxes	(1.1)	(0.4)	(0.8)
Other, net	(7.0)	(7.5)	0.8
Changes in operating assets and liabilities, net of effects of acquisitions:
Receivables	(5.7)	(17.0)	16.2
Inventories	(23.2)	(11.5)	10.5
Prepaid expenses and other current assets	1.9	—	(3.1)
Accounts payable and accrued expenses	18.4	54.6	(0.3)
Other noncurrent assets and liabilities	(2.0)	12.3	22.3

Net cash provided by operating activities	264.0	308.2	227.8

See accompanying notes

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
(U.S. dollars in millions)

	Year ended
	December 26,	December 27,	December 28,
	2003	2002	2001
Investing activities:
Capital expenditures	$(58.1)	$(63.4)	$(55.9)
Proceeds from sale of equity investment	12.8	30.0	—
Proceeds from sale of assets	1.5	6.8	1.4
Purchase of subsidiaries, net of cash acquired	(115.8)	(41.9)	(13.8)
Other investing activities, net	0.2	0.2	1.7

Net cash used in investing activities	(159.4)	(68.3)	(66.6)
Financing activities:
Proceeds from long-term debt	344.9	346.5	256.0
Payments on long-term debt	(397.6)	(601.8)	(413.2)
Proceeds from short-term borrowings	—	—	2.2
Payments on short-term borrowings	—	(3.5)	(6.8)
Proceeds from stock options exercised	12.0	24.8	2.6
Payment of dividends	(25.5)	(11.1)	—

Net cash used in financing activities	(66.2)	(245.1)	(159.2)
Effect of exchange rate changes on cash and cash equivalents	3.1	1.7	0.4

Cash and cash equivalents:
Net increase (decrease)	41.5	(3.5)	2.4
Beginning balance	9.5	13.0	10.6

Ending balance	$51.0	$9.5	$13.0

Supplemental non – cash activities:
Capital lease obligations for new assets	$7.2	$11.9	$4.4

See accompanying notes

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(U.S. dollars in millions, except share data)

					Accumulated
	Ordinary				Other	Total
	Shares	Ordinary	Paid-in	Retained	Comprehensive	Shareholders’
	Outstanding	Shares	Capital	Earnings	Loss	Equity
Balance at December 29, 2000	53,763,600	$0.5	$327.1	$140.2	$(10.6)	$457.2
Issuance of ordinary shares upon exercise of stock options	328,050	—	2.6	—	—	2.6
Comprehensive income:
Net income	—	—	—	96.2	—	96.2
Unrealized loss on available-for-sale marketable securities, net of reclassification for losses of $0.1 included in net income	—	—	—	—	0.1	0.1
Currency translation adjustment	—	—	—	—	(3.3)	(3.3)
Unrealized loss on derivatives	—	—	—	—	(2.3)	(2.3)

Comprehensive income						90.7

Balance at December 28, 2001	54,091,650	0.5	329.7	236.4	(16.1)	550.5
Issuance of ordinary shares upon exercise of stock options	2,114,362	0.1	24.7	—	—	24.8
Non-cash compensation expense	—	—	0.9	—	—	0.9
Dividend	—	—	—	(11.1)	—	(11.1)
Comprehensive income:
Net income	—	—	—	195.2	—	195.2
Currency translation adjustment	—	—	—	—	3.2	3.2
Unrealized loss on derivatives, net of reclassification for losses of $5.5 included in net income	—	—	—	—	(2.8)	(2.8)
Minimum pension liability	—	—	—	—	(1.2)	(1.2)

Comprehensive income						194.4

Balance at December 27, 2002	56,206,012	0.6	355.3	420.5	(16.9)	759.5
Issuance of ordinary shares upon exercise of stock options	1,076,506	—	12.0	—	—	12.0
Dividend	—	—	—	(25.5)	—	(25.5)
Comprehensive income:
Net income	—	—	—	226.4	—	226.4
Currency translation adjustment	—	—	—	—	0.4	0.4
Unrealized loss on derivatives, net of reclassification for losses of $27.7 included in net income	—	—	—	—	(29.7)	(29.7)
Minimum pension liability					(0.9)	(0.9)

Comprehensive income						196.2

Balance at December 26, 2003	57,282,518	$0.6	$367.3	$621.4	$(47.1)	$942.2

See accompanying notes

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. General

Fresh Del Monte Produce Inc. (“Fresh Del Monte”) was incorporated under the laws of the Cayman Islands on August 29, 1996 and is 46.4% owned by IAT Group Inc., which is 100% beneficially owned by members of the Abu-Ghazaleh family. In addition, members of the Abu-Ghazaleh family directly own 8.6% of the outstanding ordinary shares of Fresh Del Monte.

Fresh Del Monte and its subsidiaries are engaged primarily in the worldwide production, transportation and marketing of fresh produce. Fresh Del Monte and its subsidiaries source their products, bananas, pineapples, melons, non-tropical fruit (including grapes, citrus, apples, pears, peaches, plums, nectarines, apricots and kiwis), plantains, Vidalia® sweet onions, tomatoes, potatoes and various greens, primarily from Central, South and North America and the Philippines. Fresh Del Monte also sources products from North America, Africa and Europe and distributes its products in Europe, the Asia-Pacific region and South America. Products are sourced from company-owned farms, through joint venture arrangements and through supply contracts with independent growers.

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

Trade Receivables

Trade receivables are recognized on Fresh Del Monte’s Consolidated Balance Sheets at fair value. Fresh Del Monte performs ongoing credit evaluations of its customers and adjusts credit limits based upon payment history and the customers’ credit worthiness, as determined by its review of their current credit information. Fresh Del Monte continuously monitors collections and payments from its customers and maintains a provision for estimated credit losses based upon its historical experience and specific customer collection issues that it has identified. Fresh Del Monte generally does not require collateral on trade accounts receivable.

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

2. Summary of Significant Accounting Policies (continued)

Inventories

Inventories are valued at the lower of cost or market. Cost is computed using the weighted average cost method for fresh produce and the first-in first-out, actual cost or average cost methods for raw materials and packaging supplies. Raw materials and packaging supplies inventory consists primarily of agricultural supplies, containerboard, packaging materials and spare parts.

Growing Crops

Expenditures on pineapple, melon and non-tropical fruit growing crops are valued at the lower of cost or market and are deferred and charged to cost of products sold when the related crop is harvested and sold. The deferred growing costs consist primarily of land preparation, cultivation, irrigation and fertilization costs. Expenditures related to banana crops are expensed in the year incurred due to the continuous nature of the crop.

Investments in Unconsolidated Companies

Investments in unconsolidated companies are accounted for under the equity method of accounting for investments in 20% to 50% owned companies and for investments in over 50% owned companies over which Fresh Del Monte does not have control.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation is recorded following the straight-line method over the estimated useful lives of the assets, which range from 10 to 40 years for buildings, 5 to 20 years for ships and containers, 2 to 20 years for machinery and equipment, 5 to 7 years for furniture, fixtures and office equipment and 5 years for automotive equipment. Leasehold improvements are amortized over the life of the lease, or the related asset, whichever is shorter. When assets are retired or disposed of, the costs and accumulated depreciation or amortization are removed from the respective accounts and any related gain or loss is recognized. Maintenance and repairs are charged to expense when incurred. Significant expenditures, which extend the useful lives of assets, are capitalized. Interest is capitalized as part of the cost of construction. Costs related to land improvements for bananas, pineapples and non-tropical fruit and other agricultural projects are deferred during the formative stage and are amortized over the estimated life of the project.

Goodwill and Intangible Assets

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

Impairment of Long-Lived Assets

Effective December 29, 2001, Fresh Del Monte adopted Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”). SFAS No. 144 superseded Statement of Financial Accounting Standards No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of” (“SFAS No. 121”) and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, “Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions,” (“APB No. 30”) for the disposal of a segment of a business. Consistent with SFAS No. 121, SFAS No. 144 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amount. Based on the continued operating losses and decline in the estimated fair value of certain distribution facilities and other property in South Africa, South America and Central America, primarily related to the other fresh produce segment, a charge of $12.6 million for impairment of long-lived assets was recorded for the year ended December 27, 2002 and included under the caption “Asset impairment charges.” The fair value of these assets was determined based on discounted future cash flows or appraisals from third parties. In 2001, in accordance with SFAS No. 121, Fresh Del Monte recorded a charge of $10.2 million for impairment of long-lived assets related primarily to property, plant and equipment to be disposed of or abandoned in South and North America in the banana and the other fresh produce segments.

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

Currency Translation

For Fresh Del Monte’s operations in countries that are not highly inflationary and where the functional currency is other than the U.S. dollar, balance sheet amounts are translated using the exchange rate in effect at the balance sheet date. Income statement amounts are translated monthly using the average exchange rate for the respective month. The gains and losses resulting from the changes in exchange rates from year to year are recorded as a component of accumulated other comprehensive income or loss as currency translation adjustments.

For Fresh Del Monte’s operations where the functional currency is the U.S. dollar or where the operations are located in highly inflationary countries, non-monetary balance sheet amounts are translated at historical exchange rates. Other balance sheet amounts are translated at the exchange rates in effect at the balance sheet date. Income statement accounts, excluding depreciation, are translated at the average exchange rate for the month. These remeasurement adjustments are included in the determination of net income under the caption “Other income (loss), net.”

Other income (loss), net in the accompanying consolidated statements of income includes approximately $7.2 million and $6.7 million, in net gains on foreign exchange for 2003 and 2002, respectively and $12.9 million in net losses on foreign exchange for 2001. These amounts include the effect of foreign currency remeasurement, realized foreign currency transaction gains and losses and changes in the value of foreign currency denominated accounts receivable and accounts payable and related forward contracts.

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

The weighted-average fair value of each option granted during 2003, 2002 and 2001 is estimated at $7.54, $9.16 and $2.34, respectively, on the date of grant using the Black-Scholes option valuation model and the following assumptions: dividend yield of 1.80%, 3.36% and 0% in 2003, 2002 and 2001, respectively, expected volatility of 0.531, 0.535 and 0.603 in 2003, 2002 and 2001, respectively, risk free interest rate of 2.35%, 3.00% and 3.31% in 2003, 2002 and 2001, respectively, and expected lives of two to five years.

For purposes of pro forma disclosures required by SFAS No. 123, the estimated fair value of the options is amortized to expense over the options’ vesting period. The following information shows the effect on net income and earnings per share if Fresh Del Monte had applied the fair value recognition provisions of SFAS No. 123 for 2003, 2002 and 2001 (U.S. dollars in millions, except share and per share data):

	Year ended
	December 26,	December 27,	December 28,
	2003	2002	2001
Reported net income	$226.4	$195.2	$96.2
Non-cash compensation expense under intrinsic value method	—	0.9	—
Stock-based employee compensation expense under fair value method	(3.4)	(3.0)	(6.0)

Adjusted net income	$223.0	$193.1	$90.2

Adjusted net income per ordinary share
Basic	$3.94	$3.48	$1.67
Diluted	$3.89	$3.42	$1.66
Number of ordinary shares used in Computation:
Basic	56,539,691	55,445,106	53,856,392
Diluted	57,346,377	56,538,659	54,414,868

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

2. Summary of Significant Accounting Policies (continued)

In accordance with APB No. 25, because the exercise price of Fresh Del Monte’s employee stock options equaled the market price of the underlying stock on the date of grant, no compensation expense was recorded for 2003, 2002 and 2001 in connection with the 1997 Plan and the 1999 Plan. Compensation expense of $0.9 million was recorded for the year ended December 27, 2002 related to a modification of terms for stock options previously granted to a director.

Derivative Financial Instruments

Fresh Del Monte accounts for derivative instruments under Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”), as amended by Statement of Financial Accounting Standards No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities” (“SFAS No. 138”). SFAS No. 133, as amended, requires the recognition of all derivative instruments as either assets or liabilities on the balance sheet measured at fair value and establishes new accounting rules for the hedging instrument depending on the nature of the hedge relationship. A fair value hedge requires that the effective portion of the change in the fair value of a derivative instrument be offset against the change in the fair value of the underlying asset, liability, or firm commitment being hedged through earnings. A cash flow hedge requires that the effective portion of the change in the fair value of a derivative instrument be recognized in other comprehensive income, a component of shareholders’ equity, and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The ineffective portion of a derivative instrument’s change in fair value is immediately recognized in earnings. Terminations of derivatives designated as hedges are immediately recognized in earnings.

Reclassifications

Certain amounts from 2002 and 2001 have been reclassified to conform to the 2003 presentation.

New Accounting Pronouncements

Financial Accounting Standards Board Interpretation No. 46, “Consolidation of Variable Interest Entities,” (“FIN No. 46”) (as revised) is effective immediately for all enterprises with variable interests in variable interest entities created after February 1, 2003. Application of this interpretation is required for interests in variable interest entities that are considered to be special-purpose entities in the Company’s financial statements for the year ended December 26, 2003. The Company has determined that no such arrangements or relationships exists with special purpose entities. For all other interest in variable interest created prior to February 1, 2003, application of the interpretation will be effective for the quarter ended March 27, 2004. If an entity is determined to be a variable interest entity, it must be consolidated by the enterprise that absorbs the majority of the entity’s expected losses if they occur, receives a majority of the entity’s expected residual returns if they occur, or both. Where it is reasonably possible that the company will consolidate or disclose information about a variable interest entity, the company must disclose the nature, purpose, size and activity of the variable interest entity and the company’s maximum exposure to loss as a result of its involvement with the variable interest entity in all financial statements issued after adoption. Fresh Del Monte is in the process of evaluating the impact the adoption of FIN No. 46 for variable interest created prior to February 1, 2003 may have on its financial position, results of operations or cash flows. For variable interests created subsequent to February 1, 2003, FIN 46 did not have a material impact on Fresh Del Monte’s financial position, results of operations or cash flows.

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

2. Summary of Significant Accounting Policies (continued)

Effective December 27, 2002 Fresh Del Monte adopted the recognition and measurement provisions of Financial Accounting Standards Board (“FASB”) Interpretation No. 45 (“Interpretation 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” This interpretation elaborates on the disclosures to be made by a guarantor in interim and annual financial statements about the obligations under certain guarantees. Interpretation 45 also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. Fresh Del Monte does not currently provide significant guarantees on a routine basis. As a result, this interpretation has not had a material impact on Fresh Del Monte’s financial statements.

     As previously disclosed, Fresh Del Monte adopted the disclosure requirements of SFAS No. 132 (revised 2003) related to pensions and other postretirement benefits. See Note 15.

3. Acquisitions and Dispositions

Standard Acquisition

On January 27, 2003, Fresh Del Monte acquired Standard Fruit and Vegetable Co., Inc. (“Standard”), a Dallas, Texas based integrated distributor of fresh fruit and vegetables, which serves retail chains, club stores, foodservice distributors, and wholesalers in approximately 30 states. The acquisition provides Fresh Del Monte with a highly complementary distribution network, which includes four distribution facilities and increases Fresh Del Monte’s presence in key markets in the United States. In addition, the acquisition allows Fresh Del Monte to increase its product offerings to include tomatoes, potatoes, onions, strawberries and an extensive line of specialty items. The total consideration paid in connection with the Standard acquisition was approximately $102.2 million (including $2.2 million in acquisition costs). The purchase price of $100.0 million is subject to certain escrow/holdback provisions valued at $10.0 million to secure payment by the seller of any amounts that become due to Fresh Del Monte under the acquisition agreement. Of the total escrow/holdback provision according to the acquisition agreement, $2.5 million was held back by Fresh Del Monte and $7.5 million was placed in escrow. The holdback of $2.5 million was recognized as a liability and included in “Accounts payable and accrued expenses” in the accompanying balance sheet at December 26, 2003. The assets acquired consisted primarily of current assets and property, plant and equipment.

The acquisition has been accounted for as a purchase under Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations”, and accordingly, the purchase price was allocated to the assets acquired and liabilities assumed.

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

3. Acquisitions and Dispositions (continued)

The excess of the purchase price over the fair value of the assets acquired and liabilities assumed amounted to approximately $85.3 million, of which $6.7 million was allocated to separately identified intangible assets included in other noncurrent assets and is being amortized over its useful life of two to five years. The remaining $78.6 million was allocated to goodwill and was included in the “other fresh produce” reporting segment. None of the goodwill is tax deductible. The goodwill and other intangible assets are accounted for under SFAS No. 142, “Goodwill and Other Intangible Assets.” Effective January 28, 2003, the operating results of the Standard operations were consolidated with the operating results of Fresh Del Monte.

The following table summarizes the estimated fair values of the tangible assets acquired and liabilities assumed at the date of acquisition (U.S. dollars in millions):

Current assets	$19.0
Property and equipment	18.5
Other noncurrent assets	1.8
Current liabilities	(19.0)
Deferred tax liability	(3.4)

Net assets acquired	$16.9

The following unaudited pro forma information presents a summary of 2003 and 2002 consolidated results of operations of Fresh Del Monte as if the Standard acquisition had occurred as of December 29, 2001 (U.S. dollars in millions, except share and per share data):

	Year Ended
	December 26, 2003	December 27, 2002
Net sales	$2,509.5	$2,410.4
Income before cumulative effect of change in accounting principle	$226.9	$212.4
Net income	$226.9	$206.3
Basic per share income before cumulative effect of change in accounting principle	$4.01	$3.83
Basic net income per share	$4.01	$3.72
Diluted per share income before cumulative effect of change in accounting principle	$3.96	$3.76
Diluted net income per share	$3.96	$3.65
Number of ordinary shares used in earnings per share computation:
Basic	56,539,691	55,445,106
Diluted	57,346,377	56,538,659

The unaudited pro forma results have been prepared for comparison purposes only and do not purport to represent what the actual results of operations would have been had the acquisition occurred on December 29, 2001 and may not be indicative of future results of operations.

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

3. Acquisitions and Dispositions (continued)

Sale of a Guatemalan Box Corrugator

On April 24, 2003, Fresh Del Monte sold its 50% equity interest in Compañía Industrial Corrugadora Guatemala, S.A., a manufacturer of corrugated boxes. The proceeds from the sale were $12.8 million. The gain on the sale was $5.5 million and was included in “Other income” in the Consolidated Statements of Income for the year ended December 26, 2003.

Envaco Acquisition

On June 18, 2003, Fresh Del Monte acquired the remaining 33% minority interest in Envases Industriales de Costa Rica, S.A. (“Envaco”), a manufacturer of corrugated boxes. The purchase price was $3.0 million. The acquisition has been accounted for as a purchase under SFAS No. 141. After completion of this acquisition, Fresh Del Monte owns 100% of Envaco.

Polish Acquisition

On November 21, 2003, Fresh Del Monte acquired Poland-based Expans Sp. zo.o.(Expans), a leading distributor of fresh fruit and vegetables. This acquisition enables Fresh Del Monte to leverage its strong brand identity, establish a significant market presence in Poland and expand its reach in the broader Central European region. Further it allows fresh Del Monte to export fresh fruit and vegetables from Poland to its other distribution facilities and fresh-cut operations in the United Kingdom and Northern Europe. The total consideration paid in connection with the Expans acquisition was approximately $0.8 million in cash and $4.8 million in assumed liabilities. The assets acquired consisted primarily of property, plant and equipment. The acquisition has been accounted for as a purchase under SFAS No. 141, and accordingly, the purchase price was allocated to the assets acquired and liabilities assumed. The purchase price allocation is preliminary and is pending the fair valuation of certain assets and liabilities. The excess of the purchase price over the fair value of the assets acquired and liabilities assumed was estimated to be $4.5 million and was recorded as goodwill and is being accounted for under SFAS No. 142. Effective November 22, 2003, the operating results of Expans were consolidated with the operating results of Fresh Del Monte.

Country Best Acquisition

On December 22, 2003, Fresh Del Monte acquired the assets of Country Best Produce (“Country Best”) from Agway, Inc. (“Agway”). The total consideration paid for Country Best was $12.2 million in cash under Section 363 of the U.S. Bankruptcy Code pursuant to Agway’s October 2002 voluntary filing with the U.S. Bankruptcy Court in the Northern District of New York. Country Best is an East Coast processor and packager of potatoes, onions, sweet corn, and other fruits and vegetables. The acquisition includes processing and packaging operations in Plant City, Florida; Winder, Georgia; and Syracuse, New York; in addition to a purchasing operation in Idaho. This acquisition strengthens Fresh Del Monte’s position in two key product areas, potatoes and onions, while providing a foothold in the growing sweet corn category. The acquisition has been accounted for as a purchase under SFAS No. 141, and accordingly, the purchase price was allocated to the assets acquired and liabilities assumed. The purchase price allocation is preliminary and is pending the fair valuation of certain assets and liabilities.

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

3. Acquisitions and Dispositions (continued)

U.K. Fresh-Cut Acquisition

On June 26, 2002, Fresh Del Monte acquired certain assets of U.K.-based Fisher Foods Limited’s chilled division (“U.K. Fresh-Cut”) from its administrative receivers. The acquisition includes three facilities dedicated to chilled fresh-cut produce, and bagged and prepared salads such as coleslaw and potato salad and accelerates Fresh Del Monte’s growth in the fresh-cut category. The total consideration paid in connection with the U.K. Fresh-Cut acquisition was approximately $37.2 million in cash. The assets acquired consisted primarily of property, plant and equipment. The acquisition was accounted for as a purchase under SFAS No. 141, and accordingly, the purchase price was allocated to the assets acquired and liabilities assumed. The excess of the purchase price over the fair value of the assets acquired and liabilities assumed amounted to $12.0 million and recorded as goodwill and accounted for under SFAS No. 142. Effective June 28, 2002, the operating results of the U.K. Fresh-Cut operations were consolidated with the operating results of Fresh Del Monte.

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

The following unaudited pro forma information presents a summary of the consolidated results of operations of Fresh Del Monte as if the U.K. Fresh-Cut acquisition had occurred on December 30, 2000 (U.S. dollars in millions, except share and per share data):

	Year ended
	December 27, 2002	December 28, 2001
Net sales	$2,144.7	$2,036.1
Income before cumulative effect of change in accounting principle	$201.9	$100.8
Net income	$195.8	$100.8
Basic per share income before cumulative effect of change in accounting principle	$3.64	$1.87
Basic net income per share	$3.53	$1.87
Diluted per share income before cumulative effect of change in accounting principle	$3.57	$1.85
Diluted net income per share	$3.46	$1.85
Number of ordinary shares used in computation:
Basic	55,445,106	53,856,392
Diluted	56,538,659	54,414,868

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

National Poultry

In 2002, Fresh Del Monte acquired, from minority shareholders, an additional 9.6% of the outstanding common stock in National Poultry Company PLC (“National Poultry”), a publicly traded company in Jordan, engaged in the poultry business. The total consideration paid for the additional 9.6% was $4.7 million. Of the additional interest acquired, 5% was purchased from an individual related to a member of the Abu-Ghazaleh family. Total consideration paid for the 5% interest was $2.4 million. This additional acquisition was accounted for using the purchase method of accounting and, accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on estimates of their underlying fair values. The excess of the purchase price over the fair value of the net assets acquired of $1.1 million was recorded as goodwill and was accounted for under SFAS No. 142.

Sale of Interfrucht

On September 30, 2002, Fresh Del Monte entered into a sale and purchase agreement to sell its 80% non-controlling interest in Internationale Fruchtimport Gesellschaft Weichert & Co. (“Interfrucht”), a Northern European distributor of fresh fruit and other produce with an ownership transfer date of December 31, 2002. The transaction closed on December 13, 2002. The sale of the 80% non-controlling interest in Interfrucht enables Fresh Del Monte to control the direct marketing of its products in the Northern European region.

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

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

4. Inventories

Inventories consisted of the following (U.S. dollars in millions):

	December 26,	December 27,
	2003	2002
Fresh produce	$65.9	$54.7
Raw materials and packaging supplies	82.2	67.1
Growing crops	67.0	66.6

	$215.1	$188.4

5. Investments in Unconsolidated Companies

Fresh Del Monte utilizes the equity method of accounting for investments in 20% to 50% owned companies and for investments in over 50% owned companies over which Fresh Del Monte does not have control. Investments in unconsolidated companies accounted for under the equity method amounted to $17.1 million and $21.9 million at December 26, 2003 and December 27, 2002, respectively. At December 26, 2003 and December 27, 2002, net amounts receivable from unconsolidated companies amounted to $0.3 million and $6.1 million, respectively.

Investments in unconsolidated companies consisted of the following at December 27, 2002 and December 26, 2003:

		Ownership
Company	Business	Interest
Compañia Industrial Corrugadora Guatemala, S.A.	Manufacture of corrugated boxes	50%(a)
Davao Agricultural Ventures Corporation	Pineapple production	40%
Melones Del Pacifico, S.A.	Melon production	50%
Melones De Costa Rica, S.A. and Subsidiary	Melon production	50%
Hacienda Filadelfia, S.A.	Melon production	50%
Frutas de Parrita, S.A.	Melon production	50%
Interfrucht	Distribution of fresh fruit and other produce	80%(b)
Harvest Produce Holdings, LLC, Texas	Potato Repacker	51%
Texas Specialty Produce Investors, LLC, Texas	Supplier of specialty produce and herbs	50%
MR Cuts, LP, Texas	Packager and distributor of fresh cut produce	30%

(a) Interest owned through April 24, 2003 (see Note 3)

(b) Interest owned through December 13, 2002 (see Note 3)

Purchases from these unconsolidated companies were $ 57.6 million, $55.3 million and $62.4 million for 2003, 2002 and 2001, respectively.

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

5. Investments in Unconsolidated Companies (continued)

Combined financial data of unconsolidated companies is summarized as follows (U.S. dollars in millions):

	December 26,	December 27,
	2003	2002
Current assets	$26.1	$34.2
Noncurrent assets	23.7	32.6
Current liabilities	(9.2)	(14.2)
Noncurrent liabilities	(3.7)	(5.2)

Net worth	$36.9	$47.4

	Year ended
	December 26,	December 27,	December 28,
	2003	2002	2001
Net sales	$69.8	$195.7	$193.8
Gross profit	8.4	7.8	10.4
Net income	1.9	3.3	6.6

Fresh Del Monte’s portion of earnings in unconsolidated companies amounted to $1.7 million, $1.5 million and $4.1 million, in 2003, 2002 and 2001, respectively, and is included in other income (loss), net. Dividends received from unconsolidated subsidiaries amounted to $0.5 million, $3.6 million and $2.5 million in 2003, 2002 and 2001, respectively.

6. Property, Plant and Equipment

Property, plant and equipment consisted of the following (U.S. dollars in millions):

	December 26,	December 27,
	2003	2002
Land and land improvements	$259.6	$254.1
Buildings and leasehold improvements	227.7	193.8
Maritime equipment (including containers)	245.5	235.1
Machinery and equipment	211.9	184.7
Furniture, fixtures and office equipment	73.4	62.7
Automotive equipment	21.9	20.1
Construction-in-progress	30.3	26.9

	1,070.3	977.4
Less accumulated depreciation and amortization	(329.3)	(273.5)

	$741.0	$703.9

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

6. Property, Plant and Equipment (continued)

Depreciation and amortization expense on property, plant and equipment including those under capital leases, amounted to $58.9 million, $54.8 million and $51.5 million for 2003, 2002 and 2001, respectively.

Buildings, containers, machinery and equipment and automotive equipment under capital leases totaled $52.2 million and $43.6 million at December 26, 2003 and December 27, 2002, respectively. Accumulated amortization for assets under capital leases was $ 16.6 million and $11.2 million at December 26, 2003 and December 27, 2002, respectively.

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

The following pro forma information presents the consolidated results of operations of Fresh Del Monte as if the adoption of SFAS No. 142 had occurred on January 1, 2000 (U.S dollars in millions, except share and per share data):

	December 27,	December 28,
	2002	2001
Reported net income before cumulative effect of change in accounting principle	$201.3	$96.2
Goodwill amortization	—	3.4
Cumulative effect of change in accounting principle	(6.1)	—

Adjusted net income	$195.2	$99.6

Basic earnings per share:
Reported net income before cumulative effect of change in accounting principle	$3.63	$1.79
Goodwill amortization	—	0.06
Cumulative effect of change in accounting principle	(0.11)	—

Adjusted net income	$3.52	$1.85

Diluted earnings per share:
Reported net income before cumulative effect of change in accounting principle	$3.56	$1.77
Goodwill amortization	—	0.06
Cumulative effect of change in accounting principle	(0.11)	—

Adjusted net income	$3.45	$1.83

Number of ordinary shares used in computation
Basic	55,445,106	53,856,392
Diluted	56,538,659	54,414,868

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

7. Goodwill and Other Intangible Assets (continued)

The following table reflects the changes in the carrying amount of goodwill by operating segment for the year ended December 26, 2003 (U.S. dollars in millions):

			Foreign
	Balance at		Exchange	Balance at
	December 27,		and	December 26,
	2002	Acquisitions	Other	2003
Bananas	$34.4	$—	$—	$34.4
Other fresh produce	45.5	83.9	2.6	132.0
Non-produce	2.0	—	0.1	2.1

Total	$81.9	$83.9	$2.7	$168.5

The following table reflects the changes in the carrying amount of goodwill by operating segment for the year ended December 27, 2002 (U.S. dollars in millions):

				Foreign
	Balance at			Exchange	Balance at
	December 28,	Impairment		and	December 27,
	2001	Charge	Acquisitions	Other	2002
Bananas	$34.4	$—	$—	$—	$34.4
Other fresh produce	42.1	(6.1)	9.5	—	45.5
Non-produce	0.5	—	1.1	0.4	2.0

Total	$77.0	(6.1)	$10.6	$0.4	$81.9

In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, this goodwill is not amortized but is reviewed for impairment on an annual basis or sooner if indicators of impairment arise. During the fourth quarter of 2003, Fresh Del Monte completed the annual impairment review of its goodwill with the assistance of an independent valuation firm. Based on this valuation, the Company determined that no impairment of this asset existed as of October 1, 2003. As of December 26, 2003, Fresh Del Monte is not aware of any items or events that would cause it to adjust the recorded value of its goodwill for impairment. Future changes in the estimates used to conduct the impairment review, including revenue projections or market values could cause the analysis to indicate that Fresh Del Monte’s goodwill is impaired in subsequent periods and result in a write-off or a portion or all of the goodwill.

The intangible assets included in the balance sheets in other noncurrent assets as of December 26, 2003 and December 27, 2002 are related to European banana licenses that are being amortized over five years and non-compete agreement as a result of the Standard acquisition in January 2003 that are being amortized over two to five years.

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

7. Goodwill and Other Intangible Assets (continued)

The following table reflects Fresh Del Monte’s intangible assets and related accumulated amortization:

	Banana Licenses		Non-Compete Agreements
(U.S. dollars in millions):	2003	2002	2003	2002

Intangible assets, gross	$36.9	$36.9	$6.8	—
Accumulated amortization	(29.4)	(24.9)	(2.0)	—

Intangible assets, net	$7.5	$12.0	$4.8	—

     The estimated aggregate amortization expense for the five succeeding fiscal years is as follows:

2004	$6.1
2005	5.2
2006	0.5
2007	0.5

8. Hurricane Mitch

In 1998, Fresh Del Monte’s Guatemalan banana operations were damaged as a result of Hurricane Mitch. Fresh Del Monte maintained insurance for both property damage and business interruption applicable to its production facilities, including its operations in Guatemala. These policies provided coverages for losses caused by Hurricane Mitch and were subject to deductibles of $0.1 million for property damage and business interruption. Fresh Del Monte recorded recoveries under its business interruption policy related to the damage of its operations in Guatemala caused by Hurricane Mitch of $11.5 million and $2.4 million for the year ended December 26, 2003 and December 27, 2002, respectively, which have been included in “Other income (loss), net”, in the Consolidated Statements of Income. The insurance claims under these policies related to Hurricane Mitch are now closed.

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

9. Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss consisted of the following (U.S. dollars in millions):

		Unrealized
		Gain/(Loss) on
	Currency	Available-for-	Unrealized	Minimum
	Translation	Sale Marketable	Loss on	Pension
	Adjustments	Securities	Derivatives	Liability	Total
Balance, December 29, 2000	$(10.5)	$(0.1)	$—	$—	$(10.6)
Current year net change in accumulated other comprehensive income (loss)	(3.3)	0.1	(2.3)	—	(5.5)

Balance, December 28, 2001	(13.8)	—	(2.3)	—	(16.1)
Current year net change in accumulated other comprehensive income (loss)	3.2	—	(2.8)	(1.2)	(0.8)

Balance, December 27, 2002	$(10.6)	$—	$(5.1)	$(1.2)	$(16.9)
Current year net change in accumulated other comprehensive income (loss)	0.4	—	(29.7)	(0.9)	(30.2)

Balance, December 26, 2003	$(10.2)	$—	$(34.8)	$(2.1)	$(47.1)

10. Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consisted of the following (U.S. dollars in millions):

	December 26,	December 27,
	2003	2002
Trade payables	$120.9	$111.7
Payroll and employee benefits	18.2	16.0
Vessel and port operating expenses	16.2	16.2
Accrued interest payable	0.5	1.1
Other payables and accrued expenses	170.0	86.0

	$325.8	$231.0

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

11. Provision for Income Taxes

The provision (benefit) for income taxes consisted of the following (U.S. dollars in millions):

	Year ended
	December 26,	December 27,	December 28,
	2003	2002	2001
Current:
U.S. federal income tax	$6.6	$3.9	$18.1
State	1.1	0.7	0.3
Non-U.S.	9.6	14.4	8.9

	17.3	19.0	27.3
Deferred:
U.S. federal income tax	—	0.9	(1.0)
State	—	0.2	—
Non-U.S.	(1.4)	(1.5)	0.2

	(1.4)	(0.4)	(0.8)

Provision for income taxes	$15.9	$18.6	$26.5

Total income tax payments during 2003, 2002 and 2001 were $17.3 million, $4.4 million and $6.3 million, respectively.

Income (loss) before provision for income taxes and cumulative effect of change in accounting principle consisted of the following (U.S. dollars in millions):

	Year ended
	December 26,	December 27,	December 28,
	2003	2002	2001
United States	$17.0	$6.8	$(26.0)
Non-U.S.	225.3	213.1	148.7

	$242.3	$219.9	$122.7

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

11. Provision for Income Taxes (continued)

The differences between the reported provision for income taxes and income taxes computed at the U.S. statutory federal income tax rate are explained in the following reconciliation (U.S. dollars in millions):

	Year ended
	December 26,	December 27,	December 28,
	2003	2002	2001
Income tax provision computed at the U.S. statutory federal income tax rate	$84.8	$77.0	$42.9
Effect of tax rates on non-U.S. operations, and changes in valuation allowance for non-U.S. operations	(71.0)	(61.6)	(42.4)
Provision for tax audits	0.9	—	19.1
Other	1.2	—	—
Increase in U.S. valuation allowance	—	3.2	6.9

Reported provision for income taxes	$15.9	$18.6	$26.5

Deferred income tax assets and liabilities consisted of the following (U.S. dollars in millions):

	December 26,	December 27,
	2003	2002
Deferred tax liabilities:
Current:
Inventories	$(8.4)	$(8.6)

Total current deferred tax liabilities	(8.4)	(8.6)
Noncurrent:
Depreciation	(27.9)	(21.7)
Equity in earnings of unconsolidated companies	(3.5)	(4.3)

Total noncurrent deferred tax liabilities	(31.4)	(26.0)

Total current and noncurrent deferred tax liabilities	(39.8)	(34.6)
Deferred tax assets:
Current:
Allowances and other accrued liabilities	3.8	4.8

Total current deferred tax assets	3.8	4.8
Noncurrent:
Pension liability	2.6	1.6
Post-retirement benefits other than pension	9.8	8.3
Net operating loss carryforwards	33.5	37.3
Other, net	12.0	11.9

Total noncurrent deferred tax assets	57.9	59.1

Total current and noncurrent deferred tax assets	61.7	63.9
Valuation allowance	(31.2)	(36.6)

Net deferred tax liabilities	$(9.3)	$(7.3)

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

11. Provision for Income Taxes (continued)

The valuation allowance established with respect to the deferred tax assets relates primarily to net operating losses and Kunia Well Site accruals in taxing jurisdictions where, due to Fresh Del Monte’s current and foreseeable operations within the various jurisdictions, it is deemed more likely than not that future taxable income will not be sufficient within such jurisdictions to realize the related income tax benefits. During 2003 and 2002, the valuation allowance decreased by $5.4 million and increased by $6.1 million, respectively.

On January 27, 2003, Fresh Del Monte acquired the stock of Standard (see note 3). Statement of Financial Accounting Standard No. 109, “Accounting for Income Taxes”, requires the recognition of deferred tax assets and liabilities for the tax effects of differences between assigned values and tax bases of assets acquired and liabilities assumed. During 2003, a net deferred liability of $3.4 million relating to Standard’s pre-acquisition period was recorded with a corresponding increase to goodwill.

At December 26, 2003, Fresh Del Monte had approximately $171.0 million of tax operating loss carryforwards expiring as follows (U.S. dollars in millions):

Expiration	Amount
2004	$0.4
2005	0.7
2006	0.9
2007 and beyond	34.6
No expiration	134.4

$171.0

Fresh Del Monte is currently undergoing tax audits in several jurisdictions for certain years prior to 2002. The accruals for the audits are included in other noncurrent liabilities in the accompanying balance sheets at December 26, 2003 and December 27, 2002. Fresh Del Monte believes the amounts accrued as of December 26, 2003 are sufficient to cover the estimated costs to resolve these tax assessments. The amounts accrued represent Fresh Del Monte’s best estimate. Actual amounts may be different which may result in an additional accrual or reversal of amounts previously accrued.

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

12. Long-Term Debt

The following is a summary of long term-debt (U.S. dollars in millions):

	December 26,	December 27,
	2003	2002
$135.0 million five-year term loan (see below).	$—	$25.0
Term notes bearing interest at various rates ranging from 8.62% to LIBOR plus 1.25%, set quarterly (2.42% at December 26, 2003), payable in quarterly installments of principal and interest maturing from January 2003 to March 2006, secured by mortgages on five of Fresh Del Monte’s vessels.	2.4	5.8
Term notes bearing interest at 8.62%, payable in quarterly installments of principal and interest maturing in January 2003, secured by mortgages on six of Fresh Del Monte’s vessels.	—	2.5
Term notes bearing interest at 7.14%, payable in quarterly installments of principal and interest maturing in January 2005, with a balloon payment of $6.9 million due in January 2005, secured by mortgages on two of Fresh Del Monte’s vessels.	10.3	13.5
Term notes, bearing interest at LIBOR plus 1%, set quarterly (2.76% at December 27, 2002) due October 2003, secured by mortgages on five of Fresh Del Monte’s vessels.	—	8.1
Various other notes payable	7.4	7.8

Total	20.1	62.7
Less current portion	(5.6)	(31.6)

	$14.5	$31.1

On May 19, 1998, Fresh Del Monte, and certain wholly-owned subsidiaries, entered into a $350.0 million, five-year syndicated credit facility (the “Revolving Credit Facility”), with Rabobank International, New York Branch, as agent. On December 15, 1998, the Revolving Credit Facility was amended to increase the borrowing level to $389.0 million, and on May 20, 1999, the Revolving Credit Facility was amended to increase the borrowing level to $450.0 million. The Revolving Credit Facility included a swing line facility, a letter of credit facility and an exchange contract facility. The Revolving Credit Facility was collateralized directly or indirectly by substantially all of the assets of Fresh Del Monte and its subsidiaries.

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

12. Long-Term Debt (continued)

On May 10, 2000, Fresh Del Monte amended its $450.0 million Revolving Credit Facility to include a five-year term loan (“Term Loan”) of $135.0 million, giving Fresh Del Monte a total borrowing capacity under this facility of $585.0 million. The Term Loan, having similar terms and conditions as those of the Revolving Credit Facility, was payable in quarterly installments of $3.4 million, which commenced in September 2000, with interest based on a spread over LIBOR. The Term Loan was scheduled to mature on May 10, 2005 with a final payment of the remaining unpaid balance. Fresh Del Monte paid down $76.2 million of the Term Loan during 2002 in addition to the quarterly installments of $3.4 million, leaving an unpaid balance at December 27, 2002 of $25.0 million bearing interest at a rate of 2.67%.

The Revolving Credit Facility contained covenants, which required Fresh Del Monte to maintain certain minimum financial ratios and limits the payment of future dividends. In connection with the Revolving Credit Facility, Fresh Del Monte entered into an interest rate swap agreement expired in 2003 with the same bank to limit the effect of increases in interest rates on a portion of the Revolving Credit Facility (see Note 20). The notional amount of the swap decreased over its life from $150.0 million in the first three months, to $53.6 million in the last three months. The cash differentials paid or received on the swap agreement were accrued and recognized as adjustments to interest expense. Interest expense related to the swap agreement amounted to $0.1 million, $2.6 million and $1.4 million for 2003, 2002 and 2001, respectively.

On March 21, 2003, Fresh Del Monte, and certain wholly-owned subsidiaries entered into a $400.0 million, four-year syndicated revolving credit facility (the “New Credit Facility”), with Rabobank Nederland, New York Branch, as administrative agent, which replaced the existing $450.0 million revolving credit facility including the $135.0 million five-year term loan maturing on May 10, 2005 (“Term Loan”). With drawdowns from the New Credit Facility, Fresh Del Monte paid off all amounts outstanding under the previous credit facility including the remaining unpaid balance of the Term Loan of $25.0 million.

The New Credit Facility also includes a swing line facility and a letter of credit facility. The New Credit Facility is collateralized directly or indirectly by substantially all of Fresh Del Monte’s assets, permits borrowings with an interest rate based on a spread over London Interbank Offer Rate (“LIBOR”) and expires on March 21, 2007. There were no outstanding borrowings at December 26, 2003 or December 27, 2002 under either New Credit Facility.

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

12. Long-Term Debt (continued)

At December 26, 2003 and December 27, 2002, Fresh Del Monte applied $7.4 million and $4.1 million, respectively, of available credit under these facilities towards the issuance of letters of credit.

Cash payments of interest on long-term debt, net of amounts capitalized, were $ 4.4 million, $8.8 million and $28.9 million for 2003, 2002 and 2001, respectively.

Maturities on long-term debt during the next five years are (U.S. dollars in millions):

2004	$5.6
2005	8.8
2006	1.2
2007	1.0
2008	1.0
Thereafter	2.5

Total remaining payments	$20.1

Current portion of long-term debt and capital lease obligations	$14.0
Current portion of capital lease obligations	(8.4)

Current portion of long-term debt	5.6
Long-term debt	14.5

$20.1

13. Capital Lease Obligations

Fresh Del Monte leases certain buildings, machinery and equipment, and containers under capital leases. These lease obligations are payable in monthly installments. The future minimum lease payments at December 26, 2003 are as follows (U.S. dollars in millions):

2004	$9.5
2005	5.9
2006	7.6
2007	2.2
2008	0.4
Thereafter	—

Total payments remaining under capital leases	25.6
Less amount representing interest	(2.2)

Present value of capital leases	23.4
Less current portion	(8.4)

Capital lease obligations, net of current portion	$15.0

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

13. Earnings Per Share

Basic and diluted per share income before cumulative effect of change in accounting principle is calculated as follows (U.S. dollars in millions, except share and per share data):

	Year ended
	December 26,	December 27,	December 28,
	2003	2002	2001
Numerator:
Income before cumulative effect of change in accounting principle	$226.4	$201.3	$96.2
Denominator:
Denominator for basic earnings per share – weighted average number of ordinary shares outstanding	56,539,691	55,445,106	53,856,392
Effect of dilutive securities:
Employee stock options	806,686	1,093,553	558,476

Denominator for diluted earnings per share	57,346,377	56,538,659	54,414,868

Income before cumulative effect of change in
accounting principle per share:
Basic	$4.00	$3.63	$1.79
Diluted	$3.95	$3.56	$1.77

The number of outstanding stock options considered antidilutive for either part or all of the year and not included in the calculation of diluted net income per share for 2001 were 1,478,000. There were no antidilutive options for any part of 2003 and 2002.

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

Fresh Del Monte’s pension plan weighted average asset allocation by asset category based on fair value are as follows:

	December 26,	December 27,
	2003	2002
Equity securities	37%	30%
Debt securities	57%	51%
Cash and cash equivalents	6%	19%

The target asset allocation, according to the plan’s investment policy, is 40%-65% for equity securities, 20%-55% for debt securities and 0%-15% for other investments. The assets are invested as part of a master trust. Performance benchmarks for each asset class are as follows: S&P 500 for equities, the regional MSCI index for international equities, and the Merrill Lynch Intermediate Government/Corporate Index for fixed income securities. Investment performance is evaluated annually. The actual return on plan assets for 2003 and 2002 were 11.6% and 2.1%, respectively.

Within the equity portfolio, investments are diversified among capitalization and style. Up to 25% of the equity portfolio may be invested in financial markets outside of the United States. In order to minimize equity risk, limitations are placed on the overall amount that can be invested in one stock. No more than 5% of the fund at cost may be invested in any one stock and no more than 20% may be invested in any one industry. In addition, investments shall not exceed more than 1% of the company’s outstanding stock. No more than 10% of the portfolio may be invested in one debt issue. These limits do not apply to issues of governmental agencies. Debt securities must have a minimum credit rating of Baa or above with an overall portfolio average quality of A.

The Company funds all pension plans in amounts consistent with applicable laws and regulations. The Company expects to contribute approximately $0.8 million to its pension plans and approximately $1.1 million to it other post-retirement benefit plans in 2004.

The accumulated benefit obligation for the defined benefit pension plans was $16.8 million and $14.6 million at December 26, 2003 and December 28, 2002, respectively.

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

On November 21, 2003 Fresh Del Monte announced to all eligible employees that it had suspended the post retirement medical program for employees retiring on or after January 1, 2004. The plan would continue for employees currently participating in the plan or those who retired prior to January 1, 2004 and had 15 years of service and were above the age of 60. As a result of this change in the post-retiree benefits medical plan, Fresh Del Monte recognized a curtailment gain of $4.5 million in 2003. Of the total gain, $2.9 million was recorded as a reduction of selling, general and administrative expenses and $1.6 million as a reduction of cost of product sold.

The weighted average discount rate used in determining the accumulated benefit obligation for postretirement pension benefit obligation was 6.25% and 6.75% at December 26, 2003 and December 27, 2002, respectively. For measuring the liability as of December 26, 2003, a 10.5% and 11.75% annual rate of increase in pre-Medicare and post-Medicare real medical inflation, respectively, was assumed. This annual inflation rate was assumed to be declining gradually to 5.0% by the year 2012 for pre-Medicare and 2013 for post-Medicare.

The assumptions used in the calculation of the actuarial present value of the projected benefit obligation and expected long-term return on plan assets for Fresh Del Monte’s defined benefit pension plans consisted of the following:

	December 26,	December 27,
	2003	2002
Weighted average discount rate	6.00% - 6.25%	6.00% - 6.75%
Rate of increase in compensation levels	3.50%	3.50%
Expected long-term return on assets	8.50%	8.75%

As a result of the decline in value of plan assets and lower interest rates utilized in discounting liabilities, Fresh Del Monte recorded, in accordance with Statement of Financial Accounting Standards No. 87, Employers’ Accounting for Pensions” (“SFAS No. 87”), an additional minimum pension liability as “Retirement benefits” in the accompanying consolidated balance sheet at December 26, 2003 and December 27, 2002, which resulted in a charge directly to shareholders’ equity of $0.9 million in 2003 and $1.2 million in 2002.

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

15. Retirement and Other Employee Benefits (continued)

The following table sets forth a reconciliation of benefit obligations, plan assets and funded status for Fresh Del Monte’s defined benefit pension plans and post retirement pension plan as of December 26, 2003 and December 27, 2002 (U.S. dollars in millions):

	Postretirement Plan		Defined Benefit Plans
	December 26,	December 27,	December 26,	December 27,
	2003	2002	2003	2002
Changes in Benefit Obligation:
Benefit obligation at beginning of period	$23.7	$17.0	$16.3	$14.6
Service cost	1.0	0.6	0.4	0.4
Interest cost	1.6	1.2	1.1	1.0
Actuarial (gain)/loss	2.2	5.5	1.5	0.8
Benefits paid	(0.6)	(0.6)	(0.8)	(0.7)
Amendments/other	(9.1)	—	0.2	0.2

Benefit obligation at end of period	$18.8	$23.7	$18.7	$16.3

Change in Plan Assets:
Fair value of plan assets at beginning of period	$—	$—	$11.1	$11.4
Actual return on plan assets	—	—	1.2	0.2
Employer contribution	0.6	0.6	—	0.2
Benefits paid	(0.6)	(0.6)	(0.8)	(0.7)

Fair value of plan assets at end of period	$—	$—	$11.5	$11.1

Reconciliation of accrued cost:
Funded status	$(18.8)	$(23.7)	$(7.2)	$(5.2)
Unrecognized net (gain)/loss	—	2.7	4.0	2.7
Additional minimum liability	—	—	(2.1)	(1.2)

Accrued benefit cost	$(18.8)	$(21.0)	$(5.3)	$(3.7)

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

15. Retirement and Other Employee Benefits (continued)

The following table sets forth the net periodic pension cost of Fresh Del Monte’s defined benefit pension plans for 2003, 2002 and 2001 (U.S. dollars in millions):

	Year Ended
	December 26,	December 27,	December 28,
	2003	2002	2001
Service cost-benefits earned during the period	$0.4	$0.4	$0.3
Interest cost on projected benefit obligation	1.1	1.0	1.0
Expected return on assets	(1.0)	(1.0)	(0.9)

Net periodic pension expense for defined benefit plans	$0.5	$0.4	$0.4

The following table sets forth the net periodic cost of Fresh Del Monte’s postretirement plan for 2003, 2002 and 2001 (U.S. dollars in millions):

	Year Ended
	December 26,	December 27,	December 28,
	2003	2002	2001
Service cost-benefits earned during the period	$1.0	$0.6	$0.6
Interest cost on accumulated postretirement benefit obligation	1.6	1.2	0.9
Curtailment (gain)	(4.5)	—	—
Net amortization of deferred (gain)/loss	0.1	(0.1)	(0.4)

Net periodic postretirement benefit cost	$(1.8)	$1.7	$1.1

The cost trend rate assumption has a significant impact on the amounts reported. For example, increasing the cost trend rate 1% each year would increase the accumulated postretirement benefit obligation by $2.2 million as of December 26, 2003 and the total of service cost plus interest cost by $0.5 million for 2003. In addition, decreasing the trend rate by 1% would decrease the accumulated postretirement benefit obligation by $1.8 million as of December 26, 2003 and the total of the service cost plus interest cost by $0.4 million for 2003.

Fresh Del Monte also sponsors a defined contribution plan established pursuant to Section 401(k) of the Internal Revenue Code. Subject to certain dollar limits, employees may contribute a percentage of their salaries to the plan, and Fresh Del Monte will match a portion of each employee’s contribution. This plan is in effect for U.S. based employees only. The expense pertaining to this plan was $0.6 million, $1.0 million, and $0.8 million for 2003, 2002 and 2001, respectively.

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

15. Retirement and Other Employee Benefits (continued)

Fresh Del Monte provides retirement benefits to substantially all employees who are not U.S. based. Generally, benefits under these programs are based on an employee’s length of service and level of compensation. The majority of these programs are commonly referred to as termination indemnities, which provide retirement benefits in accordance with programs, mandated by the governments of the countries in which such employees work. The expense pertaining to these programs was $3.4 million, $3.2 million and $3.0 million for 2003, 2002 and 2001, respectively.

Funding generally occurs when employees cease active service. The most significant of these programs pertains to one of Fresh Del Monte’s subsidiaries in Central America for which a liability of $12.6 million and $16.4 million was recorded at December 26, 2003 and December 27, 2002, respectively. Expenses for this program for 2003, 2002 and 2001 amounted to $1.9 million, $1.2 million and $1.5 million, respectively, including service cost earned of $1.0 million, $0.7 million and $0.9 million, and interest cost of $0.9 million, $0.7 million and $0.8 million, respectively.

As of August 31, 1997, a subsidiary of Fresh Del Monte ceased accruing benefits under its salary continuation plan covering all Central American management personnel. At December 26, 2003 and December 27, 2002, Fresh Del Monte had $9.1 million and $9.0 million, respectively, accrued for this plan.

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

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

16. Stock Based Compensation (continued)

A summary of Fresh Del Monte’s stock option activity and related information is as follows:

	Number of	Weighted Average
	Shares	Exercise Price
Options outstanding at December 29, 2000	3,082,000	$12.52
Granted	1,159,030	$5.95
Exercised	(328,050)	$7.80
Canceled	(90,000)	$15.11

Options outstanding at December 28, 2001	3,822,980	$10.87
Granted	60,000	$22.01
Exercised	(2,114,362)	$11.67
Canceled	(6,000)	$10.82

Options outstanding at December 27, 2002	1,762,618	$10.29
Granted	500,000	$19.76
Exercised	(1,076,506)	$11.18
Canceled	(23,000)	$18.85

Options outstanding at December 26, 2003	1,163,112	$13.37

Exercisable at December 28, 2001	2,125,756	$13.11

Exercisable at December 27, 2002	775,200	$12.71

Exercisable at December 26, 2003	361,500	$13.70

	Number of
	Options
Range of	Outstanding at	Weighted Average	Weighted		Weighted Average Price
Exercise	December 26,	Remaining	Average	Exercisable at	of Exercisable Options at
Prices	2003	Contractual Life	Exercise Price	December 26, 2003	December 26, 2003
$5.95 - $9.28	529,112	7.7 Years	$6.55	143,500	$8.18
$14.22 - $16	137,500	4.4 Years	$15.51	137,500	$15.53
$19.76-$22.01	496,500	9.2 Years	$20.03	80,500	$20.43

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

17. Commitments and Contingencies

Fresh Del Monte leases agricultural land and certain property, plant and equipment, including office facilities and vessels, under operating leases. The aggregate minimum rental payments under all operating leases with initial terms of one year or more at December 26, 2003 are as follows (U.S. dollars in millions):

2004	$17.4
2005	16.2
2006	14.2
2007	13.0
2008	9.9
Thereafter	35.5

$106.2

Total rent expense for all operating leases amounted to $29.6 million, $26.3 million and $23.5 million for 2003, 2002 and 2001, respectively

Fresh Del Monte also has agreements to purchase substantially all of the production of certain independent growers in Costa Rica, Guatemala, Ecuador, Cameroon, Colombia, Chile, Panama, South Africa and the Philippines. Total purchases under these agreements amounted to $505.6 million, $499.5 million and $458.5 million for 2003, 2002 and 2001, respectively.

At year-end 2003, Fresh Del Monte employed a total of approximately 26,000 persons worldwide, substantially all of who are year-round employees. Approximately 20,000 of these persons are employed in production locations, of which the majority are unionized.

18. Litigation

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

In December 1998, these subsidiaries entered into a settlement in the amount of $4.6 million (the majority of which was recovered from the insurance carriers) with counsel representing approximately 25,000 individuals. Under the terms of the settlement, approximately 22,000 of these claimants dismissed their claims with prejudice and without payment. The 2,643 claimants who alleged employment on a company-related farm in Costa Rica and the Philippines and who demonstrated some injury were offered a share of the settlement funds upon execution of a release. Over 98% of these claimants accepted the terms of the settlement. A number of plaintiffs represented by new counsel in the Philippines have challenged before the Philippine court whether the settlement funds were properly distributed to their clients.

On February 16, 1999, two of Fresh Del Monte’s U.S. subsidiaries were served in the Philippines in an action entitled Davao Banana Plantation Workers’ Association of Tiburcia, Inc. v. Shell Oil Co., et al. The action is brought by the Banana Workers’ Association (the “Association”) on behalf of its 34,852 members for injuries they allege to have incurred as a result of DBCP exposure. Approximately 13,000 members of the

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

18. Litigation (continued)

Association claim employment on a farm that was under contract to a Fresh Del Monte subsidiary at the time of DBCP use. Fresh Del Monte’s subsidiaries filed motions to dismiss and for reconsideration on jurisdictional grounds, which were denied. Accordingly, Fresh Del Monte’s subsidiaries answered the complaint denying all of the plaintiff’s allegations. Fresh Del Monte’s subsidiaries believe that they have substantial defenses to the claims asserted by the Association. On October 3, 2002, the Philippine Court of Appeals ruled that the method of service used by the Association to serve the defendants was improper and dismissed the Association’s complaint. As a result of this decision, the trial court suspended the proceedings indefinitely. The Association filed a motion for reconsideration of the dismissal of its complaint, which remains pending.

Fresh Del Monte’s U.S. subsidiaries have not settled the DBCP claims of approximately 3,500 claimants represented by different counsel who filed actions in Mississippi in 1996 and Hawaii in 1997. Each of those actions was dismissed by a federal district court on grounds of forum non conveniens in favor of the courts of the plaintiffs’ home countries and appealed by the plaintiffs. As a result of the dismissal of the Hawaiian actions, several Costa Rican and Guatemalan individuals have filed the same type of actions in those countries. The Guatemalan action was dismissed for plaintiff’s failure to prosecute the action. On January 19, 2001, the Court of Appeals for the Fifth Circuit affirmed the dismissal of Fresh Del Monte’s subsidiaries for forum non conveniens and lack of personal jurisdiction for the Mississippi actions, and on October 1, 2001, the United States Supreme Court denied plaintiffs’ petition for an appeal. On April 22, 2003, the Hawaiian plaintiffs’ appeal of the dismissal was affirmed by the Supreme Court of the United States, thereby remanding the action to the Hawaiian State Court.

On October 19, 2000, the Court of Appeals for the Fifth Circuit affirmed the dismissal of 23 non-settling defendants who had filed actions in the United States District Court in Houston, Texas. As a result, the 23 plaintiffs who did not accept the settlement are precluded from filing any new DBCP actions in the United States.

On June 19, 1995, a group of several thousand plaintiffs in an action entitled Lucas Pastor Canales Martinez, et al. v. Dow Chemical Co. et al. sued one of Fresh Del Monte’s U.S. subsidiaries along with several other defendants in the District Court for the Parish of St. Charles, Louisiana, asserting claims similar to those arising in the Texas cases due to the alleged exposure to DBCP. That action was removed to the United States District Court in New Orleans and was subsequently remanded in September 1996. Fresh Del Monte’s subsidiary has answered the complaint and asserted substantial defenses. Following the decision of the United States Court of Appeals for the Fifth Circuit in the Texas actions, this action was re-removed to federal court in November 2000. Fresh Del Monte’s subsidiary has settled with all but 13 of the Canales Martinez plaintiffs. On October 25, 2001, defendants filed a motion to dismiss the action on grounds of forum non conveniens in favor of plaintiffs’ home countries. On July 16, 2002, the district court denied that motion and the defendants filed a motion requesting immediate review by the Court of Appeals, which was denied by the district court on August 21, 2002. On August 28, 2002, defendants filed a petition for writ of mandamus before the Court of Appeals with respect to the district court’s denial of defendants’ motion to dismiss the action on grounds of forum non conveniens. On November 12, 2002, the Court of Appeals denied the petition, but stated that the district court should examine further the forum non conveniens issues. As a result of the Supreme Court’s decision in the Hawaiian action, the district court remanded these actions to state court in Louisiana.

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

18. Litigation (continued)

On November 15, 1999, one of Fresh Del Monte’s U.S. subsidiaries was served in two actions entitled, Godoy Rodriguez, et al. v. AMVAC Chemical Corp., et al. and Martinez Puerto, et al. v. AMVAC Chemical Corp., et al., in the 29th Judicial District Court for the Parish of St. Charles, Louisiana. These actions were removed to federal court, where they have been consolidated. These actions are brought on behalf of claimants represented by the same counsel who filed the Mississippi and Hawaii actions as well as a number of the claimants who have not accepted the settlement offer. As a result of the Supreme Court’s decision in the Hawaiian action, the district court remanded these actions to state court in Louisiana. At this time, it is not known how many of the 2,962 Godoy Rodriguez and Martinez Puerto plaintiffs are claiming against Fresh Del Monte’s subsidiaries.

On January 8, 2001, local residents of Honolulu, Hawaii amended their complaint (the initial complaint did not include Fresh Del Monte’s U.S. subsidiary as a defendant) in federal court to include one of Fresh Del Monte’s subsidiaries as one of several defendants for injuries allegedly caused by consuming contaminated water. Fresh Del Monte’s U.S. subsidiary answered the complaint denying all the plaintiffs’ claims and asserting substantial defenses. The trial for the initial panel of 34 plaintiffs commenced on January 12, 2004. After Fresh Del Monte’s subsidiary rested its case and prior to jury instructions being administered to the jury, Fresh Del Monte’s subsidiary reached a confidential settlement with the initial panel of plaintiffs and the remaining 320 plaintiffs that were to be tried after the conclusion of this initial trial. The parties are in the process of preparing the appropriate dismissal and settlement documents. Fresh Del Monte accrued the appropriate amount for the settlement in its financial statements for the year ended December 26, 2003.

On November 13, 2002, Eastbrook Caribe A.V.V., an Aruba company, which claims to be an assignee of certain individuals and entities purporting to be former indirect shareholders of Fresh Del Monte’s predecessor, filed in the Supreme Court of the State of New York (Trial Court), County of New York, a summons with notice purporting to assert claims against Fresh Del Monte, a subsidiary of Fresh Del Monte and certain current and former directors, officers and shareholders of Fresh Del Monte and its predecessor (the “New York Complaint”). On April 16, 2003, Fresh Del Monte was served with the New York Complaint in this matter.

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

The New York Complaint and the Florida Complaint both allege that instead of proceeding with a prospective buyer who offered superior terms, the former chairman of Fresh Del Monte’s predecessor and majority shareholder, agreed to sell the company’s predecessor to its current majority shareholder at a below market price as the result of commercial bribes allegedly paid by Fresh Del Monte’s majority shareholder and chief executive officer to Fresh Del Monte’s predecessor’s former chairman. On February 20, 2003, Fresh Del Monte filed a motion to dismiss the Florida Complaint and the oral argument was heard on June 19, 2003. On July 22, 2003, the court granted in part and denied in part Fresh Del Monte’s motion to

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

18. Litigation (continued)

dismiss the Florida Complaint. The court dismissed two of the eleven counts of the Florida Complaint. On May 19, 2003, Fresh Del Monte filed a motion to dismiss the New York Complaint which was granted by the court on January 13, 2004. Fresh Del Monte believes that the allegations of the remaining Florida Complaint are entirely without merit.

On December 24, 2003 a fruit wholesaler sued two of Fresh Del Monte’s subsidiaries in the United States District Court for the Southern District of New York. The wholesaler claims to have purchased the Del Monte Gold™ pineapple and brings the action as a putative class action on behalf of all direct purchasers of the Del Monte Gold™ pineapple from March 1, 1996 through May 6, 2003. The complaint alleges claims for monopolization and attempted monopolization in violation of the Section 2 of the Sherman Act and for unjust enrichment under common law.

On January 29, 2004, another entity filed an action against Fresh Del Monte’s subsidiaries based on the same allegations as the complaint referred to above. The plaintiffs have requested the court to consolidate both cases. Under the proposed scheduling order, our response to both complaints would be due on May 7, 2004.

Fresh Del Monte’s subsidiaries intend to vigorously defend themselves in all of these matters. At this time, management is not able to evaluate the likelihood of a favorable or unfavorable outcome in any of the above-described matters. Accordingly, management is not able to estimate the range or amount of loss, if any, on any of the above-described matters and no accruals or expenses have been recorded as of December 26, 2003, except as previously discussed related to the residents of Honolulu, Hawaii action.

In 1980, elevated levels of certain chemicals were detected in the soil and ground water at a plantation leased by one of Fresh Del Monte’s U.S. subsidiaries in Honolulu, Hawaii (“Kunia Well Site”). Shortly thereafter, Fresh Del Monte’s subsidiary discontinued the use of the Kunia Well Site and provided an alternate water source to area well users and the subsidiary commenced its own voluntary cleanup operation. In 1993, the Environmental Protection Agency (“EPA”) identified the Kunia Well Site for potential listing on the National Priorities List (“NPL”) under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended. On December 16, 1994, the EPA issued a final rule adding the Kunia Well Site to the NPL. On September 28, 1995, Fresh Del Monte’s subsidiary entered into an order (the “Order”) with the EPA to conduct the remedial investigation and the feasibility study of the Kunia Well Site. Under the terms of the Order, Fresh Del Monte’s subsidiary submitted a remedial investigation report in November 1998 and a final draft feasibility study in December 1999 (which was updated from time to time) for review by the EPA. The EPA approved the remedial investigation report in February 1999 and the feasibility study on April 22, 2003.

As a result of communications with the EPA during 2001, Fresh Del Monte recorded a charge of $15.0 million in the third quarter of 2001 to increase the recorded liability to the estimated expected future cleanup cost for the Kunia Well Site of $19.1 million. Based on conversations with the EPA during the third quarter of 2002 and consultation with Fresh Del Monte’s legal counsel and other experts, Fresh Del Monte recorded a charge of $7.0 million during the third quarter of 2002 to increase the accrual for the expected future clean up costs for the Kunia Well Site to $26.1 million, which is included in other noncurrent liabilities in the accompanying balance sheet at December 26, 2003. The amount accrued represents Fresh Del Monte’s best estimate. Actual amounts may be different which may result in additional expenditures or reversal of amounts previously accrued.

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

18. Litigation (continued)

On September 25, 2003, the EPA issued the Record of Decision (“ROD”). The EPA estimates in the ROD that the remediation costs associated with the clean up of the Kunia Well Site will range from $12.9 million to $25.4 million. Certain portions of the EPA’s estimates have been discounted using a 5% interest rate. The undiscounted estimates are between $14.8 million to $28.7 million. On January 13, 2004, the EPA deleted a portion of the Kunia Well Site (Northeast section) from the NPL. Fresh Del Monte’s subsidiary intends to negotiate a consent decree with the EPA for the performance of the clean up work by the second quarter of 2004. It is estimated that a consent decree with the EPA will be entered during the fourth quarter of 2004.

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

19. Financial Instruments and Concentration of Credit Risk

Derivative Instruments

Fresh Del Monte accounts for derivative financial instruments in accordance with SFAS No. 133, as amended. Fresh Del Monte uses derivative financial instruments primarily to reduce its exposure to adverse fluctuations in interest rates and foreign exchange rates. When entered into, Fresh Del Monte formally designates and documents the financial instrument as a hedge of a specific underlying exposure, as well as the risk management objectives and strategies for undertaking the hedge transaction. Because of the high degree of effectiveness between the hedging instrument and the underlying exposure being hedged, fluctuations in the value of the derivative instruments are generally offset by changes in the cash flows or fair value of the underlying exposures being hedged. Derivatives are recorded in the consolidated balance sheet at fair value in either “prepaid expenses and other current assets” or “accounts payable and accrued expenses,” depending on whether the amount is an asset or liability. The fair values of derivatives used to hedge or modify Fresh Del Monte’s risks fluctuate over time. These fair value amounts should not be viewed in isolation, but rather in relation to the cash flows or fair value of the underlying hedged transactions or assets and other exposures and to the overall reduction in Fresh Del Monte’s risk relating to adverse fluctuations in foreign exchange rates and interest rates. In addition, the earnings impact resulting from Fresh Del Monte’s derivative instruments is recorded in the same line item within the consolidated statement of income as the underlying exposure being hedged.

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

19. Financial Instruments and Concentration of Credit Risk (continued)

Fresh Del Monte also formally assesses, both at the inception and at least quarterly thereafter, whether the financial instruments that are used in hedging transactions are effective at offsetting changes in the cash flows or fair value of the related underlying exposures. Any ineffective portion of a financial instrument’s change in fair value is immediately recognized in earnings. Hedge ineffectiveness was not material for the years ended December 26, 2003, December 27, 2002 and December 28, 2001.

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

Foreign Currency Management

To protect against the reduction in value of forecasted foreign currency cash flows resulting from a portion of net sales, Fresh Del Monte periodically enters into foreign currency cash flow hedges (principally euro, Japanese yen and British pound). Fresh Del Monte hedges portions of its forecasted sales denominated in foreign currencies with forward contracts and options, which generally expire within one year. The forward contracts are designated as dual-purpose cash flow hedges with gains and losses in the forward contract recognized in other comprehensive income or loss until the foreign currency denominated sales are recognized in earnings. Subsequent to the recognition of the sale in earnings, changes in the value of the foreign currency accounts receivable and related forward contract are recognized in “other income.” Any ineffective portion of a financial instrument’s change in fair value is immediately recognized in earnings. Fresh Del Monte accounts for the fair value of the related forward contracts as a liability in “accounts payable and accrued expenses.” Hedge ineffectiveness did not have a material impact on earnings for the years ended December 26, 2003, December 27, 2002 and December 28, 2001. As of December 26, 2003, and December 27, 2002, Fresh Del Monte had several foreign currency cash flow hedges outstanding. The fair value of these hedges as of December 26, 2003, is a liability of $38.6 million, of which $34.5 million is expected to be transferred to earnings in 2004 along with the earnings effect of the related forecasted transaction. As of December 27, 2002, Fresh Del Monte had $5.4 million in deferred foreign currency cash flow hedge losses outstanding all of which was transferred to earnings during 2003.

Interest Rate Management

Because Fresh Del Monte utilizes primarily variable-rate debt, the results of operations may be significantly affected by fluctuations in interest rates. To protect against fluctuations in interest rates, Fresh Del Monte entered into an interest rate swap agreement that effectively converted a portion of its $450.0 million Revolving Credit Facility debt to a fixed rate basis through January 30, 2003, thus reducing the impact of interest rate changes under the revolving credit agreement on future interest expense. The interest rate swap had a notional amount of $53.6 million and $75.0 million at December 27, 2002 and December 28, 2001, respectively. Fresh Del Monte accounted for the interest rate swap as a cash flow hedge whereby the fair value of the interest rate swap is recognized as a liability in “accounts payable and accrued expenses” with the offset, net of hedge ineffectiveness (which is not material), recorded as accumulated other comprehensive income or loss. The fair value of the interest rate swap as of December 27, 2002 and December 28, 2001 was a liability of $0.6 million and $2.8 million, respectively. The interest rate swap expired in January 2003.

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

19. Financial Instruments and Concentration of Credit Risk (continued)

Amounts recorded in accumulated other comprehensive income or loss are amortized as an adjustment to interest expense over the term of the related hedge. Any ineffective portion of a financial instrument’s change in fair value was immediately recognized in earnings. Hedge ineffectiveness for the year ended December 27, 2002 amounted to $0.1 million. Hedge ineffectiveness had no impact on earnings for the year ended December 28, 2001.

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

Long-term debt: The carrying value of Fresh Del Monte’s long-term debt approximate their fair value since they bear interest at variable rates or fixed rates which approximate market.

The carrying amounts and fair values of Fresh Del Monte’s financial instruments are as follows (U.S. dollars in millions):

	December 26, 2003		December 27, 2002
	Carrying	Fair	Carrying	Fair
	Amount	Amount	Amount	Value
Cash and cash equivalents	$51.0	$51.0	$9.5	$9.5
Trade accounts receivables	195.2	195.2	162.4	162.4
Advances to growers and other receivables	41.1	41.1	34.7	34.7
Trade accounts payable	(120.9)	(120.9)	(111.7)	(111.7)
Long-term debt	(20.1)	(20.1)	(62.7)	(62.7)
Capital lease obligations	(23.4)	(23.4)	(24.6)	(24.6)
Forward contracts	(38.6)	(38.6)	(5.4)	(5.4)
Swap agreement	—	—	(0.6)	(0.6)

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

20. Related Party Transactions

During 2003 and 2002, the Company incurred expenses of $1.2 million and $0.8 million, respectively, for air transportation services for chartering of an aircraft that is indirectly owned by Fresh Del Monte’s chief executive officer. The rates charged for these transportation services were comparable with the market rates charged to other unrelated companies for the use of a similar aircraft.

Through December 31, 2002, Fresh Del Monte’s products were distributed in Northern Europe by Interfrucht, an unconsolidated subsidiary (see Note 3). Receivables from Interfrucht, included in accounts receivable, were $2.8 million at December 27, 2002. Sales to this distributor amounted to $81.9 million and $79.5 million for 2002 and 2001, respectively.

Sales to Ahmed Abu-Ghazaleh & Sons Company, a related party through common ownership, were $28.7 million, $21.1 million and $15.8 million in 2003, 2002, and 2001, respectively. At December 26, 2003 and December 27, 2002 there were $4.1 million and $2.2 million, respectively, of receivables from this related party, which are included in trade accounts receivable.

Fresh Del Monte purchases goods and services from unconsolidated subsidiaries in the ordinary course of business. These transactions were conducted at arms-length (see Note 5).

In February 2002, Fresh Del Monte acquired an additional 5% of the outstanding common stock in National Poultry from an individual related to a member of the Abu-Ghazaleh family. The total consideration paid to this individual was $2.4 million (see Note 3).

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

21. Unaudited Quarterly Financial Information

The following summarizes certain quarterly operating data (U.S. dollars in millions, except per share data):

	Quarter ended
	March 28,	June 27,	Sept. 26,	December 26,
	2003	2003	2003	2003
Net sales	$643.8	$700.6	$563.7	$578.7
Gross profit	107.0	109.3	65.0	46.9
Net income	88.1	81.2	34.3	22.8
Net income per share – basic(a)	$1.57	$1.44	$0.61	$0.40
Net income per share – diluted (a)	$1.55	$1.42	$0.60	$0.40

	March 29,	June 28,	Sept. 27,	December 27,
	2002(b)	2002	2002	2002
Net sales	$537.4	$567.2	$498.5	$487.4
Gross profit	106.6	97.0	67.9	65.2
Income before cumulative effect of change in accounting principle	67.1	66.5	32.5	35.2
Net income	61.0	66.5	32.5	35.2
Income before cumulative effect of change in accounting principle per share – basic (a)	$1.24	$1.20	$0.58	$0.63
Net income per share – basic (a)	$1.12	$1.20	$0.58	$0.63
Income before cumulative effect of change in accounting principle per share – diluted (a)	$1.21	$1.18	$0.57	$0.62
Net income per share – diluted (a)	$1.10	$1.18	$0.57	$0.62

(a) Basic and diluted earnings per share for each of the quarters presented above is based on the respective weighted average number of shares for the quarters. The sum of the quarters may not necessarily be equal to the full year basic and diluted earnings per share amounts due to the effects of rounding.

(b) The quarter ended March 29, 2002 has been restated to reflect the $6.1 million cumulative effect of change in accounting principle related to the adoption of SFAS No. 142. Reported net income, net income per basic share and net income per diluted share was $67.1 million, $1.24 and $1.21, respectively.

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

Through December 26, 2003, Fresh Del Monte’s operations have been aggregated on the basis of its products; bananas, other fresh produce and non-produce. Other fresh produce includes pineapples, melons, tomatoes, potatoes, onions, strawberries, non-tropical fruit (including grapes, citrus, apples, pears, peaches, plums, nectarines, apricots and kiwis), fresh-cut produce and other fruit and vegetables. Non-produce includes a third-party ocean freight business, a plastic product and box manufacturing business, a poultry business and a grain business.

Fresh Del Monte evaluates performance based on several factors, of which gross profit by product and net sales by geographic region are the primary financial measures (U.S. dollars in millions):

	Year Ended
	December 26, 2003		December 27, 2002		December 28, 2001
	Net Sales	Gross Profit	Net Sales	Gross Profit	Net Sales	Gross Profit
Bananas	$969.6	$69.2	$957.0	$79.9	$894.2	$70.4
Other fresh produce	1,398.1	249.5	1,030.5	252.8	928.6	209.4
Non-produce	119.1	9.5	103.0	4.0	105.2	3.1

Total	$2,486.8	$328.2	$2,090.5	$336.7	$1,928.0	$282.9

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

22. Business Segment Data (continued)

	Year Ended
	December 26, 2003	December 27, 2002	December 28, 2001
Net sales by geographic region:
North America	$1,339.0	$1,050.9	$995.6
Europe	714.8	639.3	550.4
Asia-Pacific	373.3	348.2	328.5
Other	59.7	52.1	53.5

Total net sales	$2,486.8	$2,090.5	$1,928.0

	December 26, 2003	December 27, 2002
Property, plant and equipment:
North America	$105.1	$74.6
Europe	85.5	76.6
Asia-Pacific	6.9	6.2
Central and South America	353.8	352.7
Maritime equipment (including containers)	153.3	159.7
Corporate	36.4	34.1

Total property, plant and equipment	$741.0	$703.9

	December 26, 2003	December 27, 2002
Identifiable assets:
North America	$381.7	$226.4
Europe	272.5	234.4
Asia-Pacific	55.1	55.3
Central and South America	490.1	475.0
Maritime equipment (including containers)	153.3	159.7
Corporate	138.5	112.0

Total assets	$1,491.2	$1,262.8

Fresh Del Monte’s earnings are heavily dependent on operations located worldwide. These operations are a significant factor in the economies of some of the countries in which Fresh Del Monte operates and are subject to the risks that are inherent in operating in such countries, including government regulations, currency and ownership restrictions and risk of expropriation.

During 2003, Fresh Del Monte had two principal sales agreements for the distribution of its fresh produce, which principally cover sales in the European and Japanese markets. As of December 31, 2002, Fresh Del Monte had three principal sales agreements. One of these agreements, with a European distributor, was discontinued as of December 31, 2002 (see Note 3). Sales made through these agreements approximated 9%, 14% and 15% of total net sales for 2003, 2002 and 2001, respectively.

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

22. Business Segment Data (continued)

During 2003, as a result of the Standard acquisition, one customer, Wal-Mart, Inc., accounted for approximately 14% of our total net sales. These sales are reported in the banana and other fresh produce segments. No other customer accounted for 10% or more of our net sales. In 2003, the top ten customers accounted for approximately 41% of our net sales as compared with 33% of our net sales during 2002.

Identifiable assets by geographic area represent those assets used in the operations of each geographic area. Corporate assets consist of goodwill, building, leasehold improvements and furniture and fixtures.

Report of Independent Certified Public Accountants

Board of Directors and Shareholders
Fresh Del Monte Produce Inc.

We have audited the consolidated financial statements of Fresh Del Monte Produce Inc. and subsidiaries as of December 26, 2003 and December 27, 2002, and for each of the three years in the period ended December 26, 2003, and have issued our report thereon dated February 6, 2004 (included elsewhere in this Form 20-F). Our audits also included the financial statement schedule listed in Item 18 of this Form 20-F. This schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audits.

In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

Miami, Florida
February 6, 2004

S-1

Schedule II - Valuation and Qualifying Accounts

Fresh Del Monte Produce Inc.
and Subsidiaries

(U.S. Dollars in millions)

Col. A	Col. B	Col. C		Col. D	Col. E
	Balance at	Additions			Balance at
	Beginning	Charged to Costs	Charged to Other		End of
Description	of Period	and Expenses	Accounts	Deductions	Period
Period ended December 26, 2003:
Deducted from asset accounts:
Valuation accounts:
Trade accounts receivable	$17.8	$(0.4)	$—	$(0.3)	$17.1
Advances to growers and other Receivables	16.7	0.2	(1.3)	(2.3)	13.3
Deferred tax asset valuation allowance	36.6	1.3	(6.7)	—	31.2
Accrued liabilities:
Provision for Kunia Well Site	26.1	—	—	—	26.1

Total	$97.2	$1.1	$(8.0)	$(2.6)	$87.7

Period ended December 27, 2002:
Deducted from asset accounts:
Valuation accounts:
Trade accounts receivable	$13.9	$4.1	$0.2	$(0.4)	$17.8
Advances to growers and other Receivables	13.5	2.9	1.1	(0.8)	16.7
Deferred tax asset valuation allowance	30.5	(0.4)	6.5	—	36.6
Accrued liabilities:
Provision for Kunia Well Site	19.1	7.0	—	—	26.1

Total	$77.0	$13.6	$7.8	$(1.2)	$97.2

Period ended December 28, 2001:
Deducted from asset accounts:
Valuation accounts:
Trade accounts receivable	$12.5	$2.1	$—	$(0.7)	$13.9
Advances to growers and other Receivables	4.9	11.6	—	(3.0)	13.5
Deferred tax asset valuation	27.8	8.6	(5.9)	—	30.5
Accrued liabilities:
Provision for Kunia Well Site	4.1	15.0	—	—	19.1

Total	$49.3	$37.3	$(5.9)	$(3.7)	$77.0

S-2