Form 20-F
period 2004-12-31
FRESH DEL MONTE PRODUCE INC
filed 2005-03-08
CIK 1047340

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934 (No Fee Required)

or
☑ Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 (No Fee Required)
For the fiscal year ended December 31, 2004

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

57,690,074 Ordinary Shares

     Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑ No ☐

     Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☑

PART I

     In this Annual Report (the “Report”), references to “$” and “dollars” are to United States dollars. Reference in this Report to Fresh Del Monte, we, our, and us refers to Fresh Del Monte Produce Inc. and its subsidiaries, unless the context indicates otherwise. Percentages and certain amounts contained herein have been rounded for ease of presentation. Any discrepancies in any table between totals and the sums of amounts listed are due to rounding. As used herein, references to years ended 2002 through 2004 are to fiscal years ended December 27, 2002, December 26, 2003, and December 31, 2004, respectively.

     This Report, information included in future filings by us and information contained in written material, press releases and oral statements, issued by or on behalf of us contains, or may contain, statements that constitute forward-looking statements. These statements appear in a number of places in this Report and include statements regarding the intent, belief or current expectations of us or our officers (including statements preceded by, followed by or that include the words “believes,” “expects,” “anticipates” or similar expressions) with respect to various matters, including without limitation (i) our anticipated needs for, and the availability of, cash, (ii)our liquidity and financing plans, (iii) our ability to successfully integrate acquisitions into our operations, specifically the Del Monte Foods Europe acquisition; (iv) trends affecting our financial condition or results of operations, including anticipated fresh produce sales price levels and anticipated expense levels, (v) our plans for expansion of our business (including through acquisitions) and cost savings, (vi) the impact of competition and (vii) the resolution of certain legal and environmental proceedings. All forward-looking statements in this Report are based on information available to us on the date hereof, and we assume no obligation to update any such forward-looking statements.

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

     The following selected consolidated financial information for the years ended December 29, 2000, December 28, 2001, December 27, 2002, December 26, 2003 and December 31, 2004, is derived from our respective audited consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America (the “United States” or “U.S.”).

     This data should be read in conjunction with the consolidated financial statements, related notes and other financial information included elsewhere in this Report.

	Year Ended
	December 31,	December 26,	December 27,	December 28,	December 29,
	2004	2003	2002	2001	2000
	(in millions, except share and per share data)
Income Statement Data:
Net sales	$2,906.0	$2,486.8	$2,090.5	$1,928.0	$1,859.3
Cost of products sold	2,641.3	2,158.6	1,753.8	1,645.1	1,692.4

Gross profit	264.7	328.2	336.7	282.9	166.9
Selling, general and administrative expenses	131.0	107.8	102.7	89.4	80.9
Amortization of goodwill	—	—	—	3.4	3.4
Provision for Kunia Well Site	—	—	7.0	15.0	—
Asset impairment charges	5.4	—	12.6	10.2	—

Operating income	128.3	220.4	214.4	164.9	82.6
Interest expense, net	(8.2)	(6.5)	(15.0)	(30.0)	(40.5)
Other income (loss), net	6.9	28.4	20.5	(12.2)	(6.1)

Income before provision for income taxes and cumulative effect of change in accounting principle	127.0	242.3	219.9	122.7	36.0
(Benefit from) provision for income taxes	(12.2)	15.9	18.6	26.5	2.9

Income before cumulative effect of change in accounting principle	139.2	226.4	201.3	96.2	33.1
Cumulative effect of change in accounting principle	—	—	(6.1)	—	—

Net income	$139.2	$226.4	$195.2	$96.2	$33.1

Basic per share amount:
Income before cumulative effect of change in accounting principle	$2.42	$4.00	$3.63	$1.79	$0.62
Cumulative effect of change in accounting principle	$—	$—	$(0.11)	$—	$—
Net income	$2.42	$4.00	$3.52	$1.79	$0.62

Diluted per share amount:
Income before cumulative effect of change in accounting principle	$2.41	$3.95	$3.56	$1.77	$0.62
Cumulative effect of change in accounting principle	$—	$—	$(0.11)	$—	$—
Net income	$2.41	$3.95	$3.45	$1.77	$0.62

Dividend declared per ordinary share	$0.80	$0.45	$0.20	$—	$—
Weighted average number of ordinary shares outstanding:
Basic	57,487,131	56,539,691	55,445,106	53,856,392	53,763,600
Diluted	57,803,158	57,346,377	56,538,659	54,414,868	53,764,383

Balance Sheet Data (at period end):
Cash and cash equivalents	$42.1	$51.0	$9.5	$13.0	$10.6
Working capital	299.9	143.1	103.4	125.7	156.9
Total assets	2,058.0	1,491.2	1,262.8	1,219.2	1,221.6
Total debt	363.5	43.5	87.3	333.3	485.5
Ordinary shares	0.6	0.6	0.6	0.5	0.5
Paid-in capital	376.9	367.3	355.3	329.7	327.1
Shareholders’ equity	1,069.2	942.2	759.5	550.5	457.2

Risk Factors

     We could realize losses and suffer liquidity problems due to declines in sales prices for bananas, pineapples and other fresh produce.

     Our profitability depends largely upon our profit margins and sales volumes of bananas, pineapples and other fresh produce. In 2002, 2003 and 2004 banana sales accounted for the most significant portion of our total net sales, and pineapple sales accounted for the most significant portion of our total gross profit.

     Supplies of bananas can be increased relatively quickly due to the banana’s relatively short growing cycle and the limited capital investment required for banana growing. As a result of imbalances in supply and demand and import regulations, banana prices fluctuate, consequently, our operating results could be adversely affected.

     Sales prices for bananas, pineapples and other fresh produce are difficult to predict. It is possible that sales prices for bananas will decline in the future, and sales prices for pineapples and other fresh produce may also decline. In recent years, there has been increasing consolidation among food retailers, wholesalers and distributors. We believe the increasing consolidation among food retailers may contribute to further downward pressure on our sales prices. In the event of a decline in fresh produce sales prices or sales volumes, we could realize significant losses, experience liquidity problems and suffer a weakening in our financial condition. A significant portion of our costs is fixed, so that fluctuations in the prices of fresh produce have an immediate impact on our profitability. Our profitability is also affected by our production costs which may increase by factors beyond our control.

     Due to fluctuations in the supply of and demand for fresh produce, our results of operations are seasonal, and we realize a greater portion of our net sales and gross profit during the first two quarters of each year.

     In part, as a result of seasonal sales price fluctuations, we have historically realized a substantial majority of our gross profit during the first two quarters of each year. The sales price of any fresh produce item fluctuates throughout the year due to the supply of and demand for that particular item, as well as the pricing and availability of other fresh produce items, many of which are seasonal in nature. For example, the production of bananas is continuous throughout the year and production is usually higher in the second half of the year, but the demand for bananas during that period varies because of the availability of seasonal and alternative fruit. As a result, demand for bananas is seasonal and generally results in higher sales prices during the first six months of each calendar year. In the melon market, the entry of many growers selling unbranded or regionally branded melons during the peak North American and European melon growing season results in greater supply, and therefore, lower sales prices from June to October. In North American and European regions, we realize most of our sales and gross profit for melons, grapes and non-tropical fruit from October to May. In the processed foods business, we realize the largest portion of our net sales and gross profit in the third and fourth quarters of the year.

     Crop disease or severe weather conditions could result in substantial losses and weaken our financial condition.

     Crop disease or severe weather conditions from time to time, including floods, droughts, windstorms and hurricanes, may adversely affect our supply of one or more fresh produce items, reduce our sales volumes and increase our unit production costs. This is particularly true in the case of our premium pineapple product, the “Del Monte Gold ™ Extra Sweet” pineapple because a substantial portion of our production is grown in one region in Costa Rica. Since a significant portion of our costs are fixed and contracted in advance of each operating year, volume declines due to production interruptions or other factors could result in increases in unit production costs, which could result in substantial losses and weaken our financial condition. We have experienced crop disease, insect infestation or severe weather conditions from time to time, including hurricanes, droughts and floods in our sourcing locations. When crop disease, insect infestations or severe weather conditions destroy crops planted on our farms or our suppliers’ farms, we may lose our investment in those crops or our purchase fruit cost may increase.

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

     We conduct operations in many areas of the world involving transactions denominated in a variety of currencies, and our results of operations, as expressed in dollars, may be significantly affected by fluctuations in rates of exchange between currencies. Although a substantial portion of our sales revenues (45% in 2004, which may increase or decrease in 2005 as a result of the Del Monte Foods Europe acquisition) is denominated in non-dollar currencies, we incur a significant portion of our costs in dollars. We generally are unable to adjust our non-dollar local currency sales prices to compensate for fluctuations in the exchange rate of the dollar against the relevant local currency. In addition, there is normally a time lag between our incurrence of costs and collection of the related sales proceeds. Accordingly, if the dollar appreciates relative to the currencies in which we receive sales proceeds, our operating results may be negatively affected. Although we periodically enter into currency forward contracts and options as a hedge against currency exposures, we may not enter into these contracts during any particular period or these contracts may not adequately offset currency fluctuations.

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

     Our costs are determined in large part by the prices of fuel and packaging materials, including containerboard, plastic, resin and tin plate. We may be adversely affected if sufficient quantities of these materials are not available to us. Any significant increase in the cost of these items could also materially and adversely affect our results. Other than the cost of our products (including packaging), sea and inland transportation costs represent the largest component of cost of products sold. Our average cost of fuel increased by 9% in 2002 as compared with 2001 and increased by 24% in 2003 as compared with 2002. Our average cost of containerboard decreased by 5% during 2002 as compared with 2001 and increased by 3% during 2003 as compared with 2002. During 2004, the cost of fuel and containerboard increased an additional 5% and 13%, respectively, as compared with 2003. These increases in the cost of fuel and containerboard have negatively impacted on our results of operations. In addition, we are subject to the volatility of the short-term charter vessel market because approximately 26% of our refrigerated vessels are chartered rather than owned. These charters are primarily short-term, typically for periods of one to three years. As a result, a significant increase in short-term charter rates would materially and adversely affect our results.

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

     The United States Environmental Protection Agency (the “EPA”) has placed a certain site at our plantation in Oahu, Hawaii on the National Priorities List under the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (the “Superfund” law). Under an order entered into with the EPA, we completed a remedial investigation and engaged in a feasibility study to determine the extent of the environmental contamination. The remedial investigation report was finalized on January 21, 1999 and approved by the EPA in February 1999. A final draft feasibility study was submitted for EPA review in December 1999 and updated in December 2001 and October 2002, and approved by the EPA on April 22, 2003. On September 25, 2003, the EPA issued the Record of Decision (“ROD”). The EPA estimates in the ROD that the remediation costs associated with the clean up of our plantation will range from $12.9 million to $25.4 million. Certain portions of the EPA’s estimates have been discounted using a 5% interest rate. The undiscounted estimates are between $14.8 million to $28.7 million. See “Legal Proceedings — Kunia Well Site.”

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

     Our business is multinational and subject to the political, economic and other risks that are inherent in operating in numerous countries. These risks include those of adverse government regulation, including the imposition of import and export duties and quotas, currency restrictions, expropriation and potentially burdensome taxation. For example, banana import regulations have restricted our access to the European Union banana market and increased the cost of doing business in the European Union. This banana import license system is scheduled to remain in effect until December 31, 2005. We expect that as of January 1, 2006, the European Commission will introduce a tariff-only banana import system for the European Union. The amount of the tariff will be determined during 2005. The potential risks of operating a multinational business may be greater in countries where our activities are a significant factor in the country’s economy, which is particularly true of our banana, pineapple and melon operations in Costa Rica and our banana and melon operations in Guatemala and our pineapple operation in Kenya.

     We have a disagreement with the Government of Cameroon with respect to its intended privatization of certain banana plantations with which we have contracts to purchase their banana production. We disagree over the date of the intended privatization. The Government of Cameroon commenced procedures for the privatization of these banana plantations through an auction process, but the process resulted in no bidders. The government of Cameroon has declared again during 2004 its intention to start a new privatization process in 2005. Since bananas produced in Cameroon benefit from certain banana import preferences and tax exemptions in the European Union, privatization may have a negative effect on our results of operations.

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

     The distribution of our fresh produce in Southern Europe could be adversely affected if we fail to maintain our distribution arrangement.

     We import and distribute a substantial portion of our fresh produce in Southern Europe through a marketing entity with which we have an exclusive arrangement. If we were to discontinue this exclusive arrangement, our ability to import and distribute our fresh produce products in Southern Europe and the Mediterranean region may be affected.

     Acts or omissions of other companies could adversely affect the value of the DEL MONTE® brand.

     We depend on the DEL MONTE® brand in marketing our products. We share the DEL MONTE® brand with unaffiliated companies that manufacture, distribute and sell canned or processed fruits and vegetables, dried fruit, snacks and other products. Acts or omissions by these companies, including an instance of food-borne contamination or disease, may adversely affect the value of the DEL MONTE® brand. Our reputation and the value of the DEL MONTE® brand may be adversely affected by negative consumer perception of this brand.

     Our success depends on the services of our senior executives, the loss of who could disrupt our operations.

     Our ability to maintain our competitive position is dependent to a large degree on the services of our senior management team. We may not be able to retain our existing senior management personnel or attract additional qualified senior management personnel.

     Our acquisition and expansion strategy may not be successful.

     Our growth strategy is based in part on growth through acquisitions or expansion, which poses a number of risks. We may not be successful in identifying appropriate acquisition candidates, consummating acquisitions on satisfactory terms or integrating any newly acquired or expanded business with our current operations. We may issue ordinary shares, incur long-term or short-term indebtedness, spend cash or use a combination of these for all or part of the consideration paid in future acquisitions or to expand our operations. We may not be able to operate and manage the Del Monte Foods Europe business we acquired on a profitable basis.

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

     IAT Group Inc. and its current shareholders, members of the Abu-Ghazaleh family, are our principal shareholders and currently, directly and indirectly, beneficially own approximately 52.2% of our outstanding ordinary shares. Our chairman and chief executive officer, and two other directors, are members of the Abu-Ghazaleh family. We expect our principal shareholders to continue to use their majority interest in our ordinary shares to direct our management, to control the election of our entire board of directors, to determine the method and timing of the payment of dividends, to determine substantially all other matters requiring shareholder approval and to control us. The concentration of our beneficial ownership may have the effect of delaying, deterring or preventing a change in control, may discourage bids for the ordinary shares at a premium over their market price and may otherwise adversely affect the market price of the ordinary shares.

     A substantial number of our ordinary shares are available for sale in the public market, and sales of those shares could adversely affect our share price.

     Future sales of our ordinary shares by our principal shareholders, or the perception that such sales could occur, could adversely affect the prevailing market price of our ordinary shares. Of the 57,690,074 ordinary shares outstanding as of December 31, 2004, 30,091,400 ordinary shares are owned by the principal shareholders and are “restricted securities.” These “restricted” ordinary shares can be registered upon demand and are eligible for sale in the public market without registration under the Securities Act of 1933, subject to compliance with the resale volume limitations and other restrictions of Rule 144 under the Securities Act.

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

     We are incorporated under the laws of the Cayman Islands, and our corporate affairs are governed by our Memorandum and Articles of Association and by the Companies Law (2004 Revision) of the Cayman Islands. Principles of law relating to matters such as the validity of corporate procedures, the fiduciary duties of our management, directors and controlling shareholders and the rights of our shareholders differ from those that would apply if we were incorporated in a jurisdiction within the United States. Further, the rights of shareholders under Cayman Islands law are not as clearly established as the rights of shareholders under legislation or judicial precedent applicable in most U.S. jurisdictions. As a result, our public shareholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than they might have as shareholders of a corporation incorporated in a U.S. jurisdiction. In addition, there is doubt as to whether the courts of the Cayman Islands would enforce, either in an original action or in an action for enforcement of judgments of U.S. courts, liabilities that are predicated upon the U.S. federal securities laws.

Item 4. Information on the Company

History and Development of Fresh Del Monte

     Our legal name is Fresh Del Monte Produce Inc., and our commercial name is Del Monte Fresh Produce. We are an exempted holding company, incorporated under the laws of the Cayman Islands on August 29, 1996 and are 43.7% owned by IAT Group Inc., which is 100% beneficially owned by members of the Abu-Ghazaleh family. In addition, members of the Abu-Ghazaleh family directly own 8.5% of the outstanding ordinary shares of Fresh Del Monte. Our principal executive office is located at Walker House, Mary Street, P.O. Box 908 GT, Georgetown, Grand Cayman, Cayman Islands. Our U.S. executive office is located at c/o Del Monte Fresh Produce Company, 241 Sevilla Avenue, Coral Gables, Florida 33134. Our telephone number at our U.S. executive office is (305) 520-8400. Our Internet address is http://www.freshdelmonte.com. The electronic version of this Annual Report on Form 20-F, along with other information about us and our operations, financial information, other documents filed with the

Securities and Exchange Commission (the “SEC”) and other useful information about us can be found on our website.

     Our global business, conducted through subsidiaries, is primarily the worldwide sourcing, transportation and marketing of fresh and fresh-cut produce together with prepared food products in Europe, Middle East and Africa. We source our products (bananas, pineapples, melons, tomatoes, potatoes, onions, strawberries, grapes, citrus, apples, pears, peaches, plums, nectarines, cherries, kiwi) primarily from Central and South America and the Philippines. We also source products from North America, Africa and Europe. We distribute our products in North America, Europe, the Asia-Pacific region, the Middle East and South America. Our products are sourced from company-owned farms, through joint venture arrangements and through supply contracts with independent growers.

     On June 26, 2002, we acquired certain assets of U.K.-based Fisher Foods Limited’s chilled division (“U.K. Fresh-Cut”) from the administrative receivers. The acquisition included three facilities dedicated to chilled fresh-cut produce, bagged and prepared salads, such as coleslaw and potato salad, and accelerated our growth in the fresh-cut category.

     On December 13, 2002, we sold our 80% non-controlling interest in Internationale Fruchtimport Gesellschaft Weichert & Co. (“Interfrucht”), a Northern European distributor of fresh fruit and other produce. The sale of the 80% non-controlling interest in Interfrucht enabled us to control the direct marketing of our products in the Northern European region.

     On January 27, 2003, we acquired Standard Fruit and Vegetable Co., Inc. (“Standard”), a Dallas, Texas based integrated distributor of fresh fruit and vegetables, which serviced retail chains, foodservice distributors and other wholesalers in approximately 30 states. As a result of this acquisition, we have added tomatoes, potatoes, strawberries and onions to our product offering and an additional four distribution centers in North America.

     On June 18, 2003, we acquired the remaining 33% minority interest in Envases Industriales de Costa Rica, S.A. (“Envaco”), a manufacturer of corrugated boxes. This acquisition provided us with 100% ownership of our corrugated box plant in Costa Rica.

     On November 21, 2003, we acquired Poland-based Expans Sp. z o.o. (“Expans”), a leading distributor of fresh fruit and vegetables. Expans markets a broad range of produce including bananas, citrus, tomatoes, grapes and vegetables. This acquisition enabled us to leverage the strong brand identity of Del Monte, to establish a strong foundation in Poland and the broader Central European region, and to export fresh fruit and vegetables from Poland to our other distribution facilities and fresh-cut operations in the United Kingdom and Northern Europe.

     On December 22, 2003, we acquired the assets of Country Best Produce (“Country Best”) from Agway, Inc. Country Best was a leading U.S. East Coast processor and packager of potatoes, onions, sweet corn, and other fresh fruit and vegetables. The acquisition included processing and packaging operations in Plant City, Florida; Winder, Georgia; and Syracuse, New York; in addition to a buying operation in Idaho that facilitates sales between produce buyers and growers and provides proximity to one of the nation’s largest supplies of quality potatoes.

     On August 11, 2004, we acquired Can-Am Express, Inc. and RLN Leasing, Inc. (collectively, “Can-Am”), a nationally-recognized refrigerated trucking operation based in Fargo, North Dakota. Can-Am utilizes a suite of logistics and fleet management software to optimize transportation services. With an owned fleet of 150 tractors and 200 trailers, and facilities in Fargo, North Dakota; Denton, Texas; and

Cincinnati, Ohio, Can-Am provides over-the-road trucking services. Our acquisition of Can-Am has enabled us to provide comprehensive distribution services to our retail and foodservice customers.

     On October 1, 2004, we acquired Del Monte Foods Europe (“Del Monte Foods”), including its operations in Europe, Africa and the Middle East. This acquisition was completed for approximately $338.8 million financed through cash on hand and drawings under our credit facility. Del Monte Foods is a vertically integrated producer, marketer and distributor of prepared fruit and vegetables, juices, beverages, snacks and desserts. Through this acquisition, we will add approximately $400 million of sales and an attractive array of products and brands to our existing portfolio of fresh and fresh-cut produce. The company holds a perpetual, royalty-free license to use the Del Monte® brand for processed and/or canned foods in more than 100 countries throughout Europe, Africa and the Middle East. Del Monte® is the leading brand for prepared fruit and pineapple in many Western European markets and is a leading brand in the U.K. beverage market. This acquisition provides us with a myriad of new markets enhancing our ability to sell our branded fresh and prepared products together under the Del Monte® name and strengthens our presence in Europe and other key markets. Del Monte Foods juices, beverages and prepared fruit and vegetables are processed at facilities in the United Kingdom, Greece, South Africa and Italy, while its pineapple is cultivated and processed at its plantation and cannery in Kenya.

     Our principal capital expenditures in 2004 consisted of expansion of distribution facilities and fresh-cut facilities in Europe and North America, expansion of production facilities in South America and information technology initiatives in North America, Europe and Asia-Pacific for a total of $81.3 million. Our principal capital expenditures in 2003 consisted of expansion of distribution facilities and fresh-cut facilities in North America, Europe and Asia-Pacific, expansion of production facilities in South America, the acquisition of a pre-owned refrigerated vessel and information system initiatives for a total of $41.5 million. Our principal capital expenditures for 2002 were primarily for expansion of distribution and fresh-cut facilities in North America, Europe and Asia-Pacific, expansion of operating facilities in South America and Central America and the acquisition of a pre-owned refrigerated vessel for a total of $39.7 million.

     Principal capital expenditures planned for 2005 consist of approximately $95 million for expansion of distribution and fresh-cut facilities in Europe, expansion of production facilities in South America, information technology initiatives as well as investments in the new Del Monte Foods production facilities in Europe and Africa. We expect to fund our capital expenditures in 2005 through operating cash flows and borrowings under our new credit facility.

Business Overview

     We are one of the world’s leading vertically integrated producers, marketers and distributors of high-quality fresh and fresh-cut fruit and vegetables, as well as a leading producer and distributor of prepared fruit and vegetables, juices, beverages, snacks and desserts in Europe, the Middle East and Africa. We market our products worldwide under the DEL MONTE® brand, a symbol of product quality, freshness and reliability since 1892. Our global sourcing and logistics network allows us to provide regular delivery of consistently high quality fresh produce, juices, beverages, processed fruit and vegetables and value-added services to our customers.

     We have leading market positions in key fresh produce categories. We believe we are:

•	the number one marketer of fresh pineapples worldwide, including our “Del Monte Gold ™ Extra Sweet” pineapple, with more than 40% market share in 2004;

•	the number one marketer of branded melons in the United States and the United Kingdom;

•	the third largest marketer of bananas worldwide, with an estimated 15% market share in 2004;

•	the largest re-packer of tomatoes in the United Sates with an estimated 4% market share in 2004;

•	a leading year-round marketer of branded grapes in the United States;

•	a leading marketer of branded citrus, apples, pears and other non-tropical fruit in selected markets;

•	a leading marketer for canned fruit and pineapple in many Western European markets; and

•	a leading marketer of ambient juices and juice drinks in the U.K. market.

     We also have an established platform in the value-added fresh-cut produce market, which has built upon our existing fresh-cut pineapple business. The fresh-cut produce market in the United States alone is believed to be one of the fastest-growing categories in the fresh produce segment and is expected to grow to approximately $25 billion by 2006. This category includes fresh produce that has been trimmed, peeled, cut and packaged into nutritious, ready-to-use products for retail stores and foodservice operators. Our fresh-cut fruit products include pineapples, melons, grapes and other non-tropical fruit, and our fresh-cut vegetable products include lettuce, broccoli, cauliflower, celery and various greens. Our other fresh-cut product offerings outside the United States also include bagged and prepared salads, such as coleslaw and potato salad. We believe our global sourcing and logistics capabilities, combined with the DEL MONTE® brand, will enable us to achieve a leading position in this market.

     We source and distribute our products on a global basis. Our products are grown primarily in Central and South America, Africa and the Philippines. We also source products from North America, and Europe. Our products are sourced from company-controlled farms and independent growers. We transport our fresh produce to markets using our fleet of 23 owned and 8 chartered refrigerated vessels, and we operate four port facilities in the United States. At year-end 2004, we operated 49 distribution centers, generally with cold storage and ripening facilities in our key markets worldwide, including the United States, the United Kingdom, Germany, Japan, Korea, Hong Kong, Brazil, Argentina and Poland. We also operate a total of 14 fresh-cut facilities in the United States, the United Kingdom and Japan, some of which are located within our distribution centers. Through our vertically integrated network, we manage the transportation and distribution of our products in a continuous temperature-controlled environment. This enables us to preserve quality and freshness, and to optimize product shelf life, while ensuring timely and year-round distribution. Furthermore, our position as a volume producer and shipper of bananas allows us to lower our average per-box logistics cost and to provide regular deliveries of our premium fresh fruit to meet the increasing demand for year-round supply.

     We market and distribute our products to retail stores, food clubs, wholesalers, distributors and foodservice operators in more than 80 countries around the world. North America is our largest market, accounting for 52% of our net sales in 2004. Europe and the Asia-Pacific region, including the Middle East, are our other major markets, accounting for 32% and 13% of our net sales in 2004, respectively. Our distribution centers and fresh-cut facilities address the growing demand from supermarket chains, club stores, mass merchandisers and independent grocers to provide value-added services, including the preparation of fresh-cut produce, ripening, customized sorting and packing, just-in-time and direct-store-delivery and in-store merchandising and promotional support. Large national retail chains are increasingly choosing fewer suppliers – ones that can serve all of their needs on a national basis – and there is a significant opportunity for a company with a full fresh and fresh-cut line, a well recognized brand, a consistent supply of quality produce and national distribution network to become the preferred supplier to these large retail customers. We believe that we are uniquely positioned to become this preferred supplier, and our goal is to achieve this status by creating a leading position in fresh-cut produce and diversifying our fresh produce selection. As a result of our Del Monte Foods acquisition, we have transformed our company from a fresh and fresh-cut produce company into a multinational prepared foods company with a product line that now includes prepared fruit and vegetables, juices, beverages, snacks and desserts in Europe, the Middle East and Africa.

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

     Gold Pineapples

     From 1993 to 2003, the volume of fresh pineapple imports increased by approximately 269% in North America and 112% in Europe. In the Asia-Pacific region, the volume of imports increased 25% during the same period. In 2003, annual fresh pineapple consumption in the United States and Canada reached approximately 1.2 billion pounds. Also in 2003, fresh pineapple imports into Europe and the Asia-Pacific region were approximately 1.5 billion pounds and 400 million pounds, respectively.

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

     While there are many varieties of pineapple, among the principal varieties is the Champaka pineapple, which is the traditional conical shaped pineapple with a light yellow flesh. The success of the premium pineapples, such as our “Del Monte Gold™ Extra Sweet” pineapple, which has enhanced taste, golden shell color, bright yellow flesh and higher vitamin C content has replaced the traditional varieties and has led to increased competition.

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

     Non-Tropical Fruit

     Non-tropical fruit includes grapes, apples, pears, citrus, peaches, plums, nectarines, apricots, avocados and kiwis. Generally, non-tropical fruit grows on trees, bushes or vines that shed their leaves seasonally. Approximately 50% of our non-tropical fruit net sales are from the sales of grapes. In the United States, approximately 15% of total grape production is used for fresh consumption, with the remainder processed for the production of wine, raisins, juices and canned products. The higher production cost and higher product value of fresh grapes result from more intensive production practices than are required for grapes grown for processing. While California supplies approximately 90% of total grape volumes, imports have made fresh grapes available year-round in the United States, with shipments mostly from Chile. Most U.S. production is marketed from May to October. From December to April, Chilean grapes dominate the market.

     Melons

     From 1993 to 2003, the volume of imports of cantaloupes and other melons increased by approximately 92% in North America and 88% in Europe. Melons are one of the highest volume fresh produce items, and this category includes many varieties, such as cantaloupe, honeydew and watermelons. During the summer and fall growing seasons in the United States and Europe, demand is met in large part by local suppliers of unbranded or regionally branded melons. By contrast, in North America and Europe, imports significantly increase, and melons command premium pricing from October to May. Melons are grown in temperate and tropical locations and have a relatively short growing cycle.

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

     Del Monte Foods Products

     As a result of the Del Monte Foods acquisition, we have a royalty free perpetual license to use the Del Monte Trademark in connection with the production, manufacture, sale and distribution of processed foods and beverages in over 100 countries throughout Western, Eastern and Central Europe, the Middle East and Africa. Del Monte has operated in Europe for over 75 years, is the premier brand associated with fruit-based or fruit-derived products and is the leading brand for canned fruit and pineapple in many Western European markets. Del Monte has had a presence in the United Kingdom, the largest market, since 1926 and is perceived to be a quality brand with high consumer awareness. Del Monte has a reputation with both consumers and retailers for value, quality and reliability. As a consequence, the Del Monte brand in Europe has historically commanded a significant price premium over its competitors, enabling both retailer and manufacturer to achieve superior margins.

PRODUCTS, SOURCING AND PRODUCTION

     Our products are grown and sourced primarily in Central and South America and the Philippines. We also source products from North America, Africa and Europe. In 2004, 34% of the fresh produce we sold was grown on company-controlled farms and the remaining 66% was acquired through supply contracts with independent growers.

     We produce, source, distribute and market a broad array of fresh produce throughout the world, primarily under the DEL MONTE® brand, as well as under other proprietary brands such as UTC® and Rosy®. As a result of the Del Monte Foods acquisition of October 1, 2004, we also produce, distribute and market prepared fruits and vegetables, juices, beverages, snacks and desserts under the Del Monte® brand, as well as other proprietary brands such as Just Juice®, Frutini®, Fruit Express™ and other regional trademarks in Europe, Africa and the Middle East.

     The following table indicates our net sales by product for the last three fiscal years:

	Year ended
	December 27,		December 26,		December 31,
	2004		2003		2002
	(U.S. dollars in millions)
Net sales by product category:
Bananas	$1,030.8	35%	$969.6	39%	$957.0	46%

Other Fresh Produce:
Gold Pineapples	399.9	14	392.7	16	368.3	18
Fresh-Cut Produce	267.4	9	213.5	9	146.9	7
Non-tropical fruit	249.2	9	214.0	9	194.5	9
Melons	204.4	7	201.8	8	200.8	10
Tomatoes	194.3	7	131.9	5	0.9	—
Vegetables	181.9	6	114.1	5	13.5	1
Other Fruit	141.6	5	130.1	5	105.6	6

Total Other Fresh Produce	1,638.7	57	1,398.1	56	1,030.5	49
Del Monte Foods Products	88.8	3	—	—	—	—
Other Products and Services	147.7	5	119.1	5	103.0	5

Total	$2,906.0	100%	$2,486.8	100%	$2,090.5	100%

     Bananas

     We believe that we are the world’s third largest marketer of bananas with an estimated 15% market share in 2004. Our banana sales in North America, Europe and the Asia-Pacific region accounted for approximately 37%, 36% and 27% of our net sales of bananas in 2004, respectively. We produced 27% of the banana volume we sold in 2004 on company-controlled farms, and we purchased the remainder from independent growers.

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

     We produce bananas on company-controlled farms in Costa Rica, Guatemala, Brazil and Cameroon, and we purchase bananas from independent growers in the Philippines, Costa Rica, Ecuador, Colombia and Guatemala. Although our purchase contracts are primarily long-term, we also make purchases in the spot market, primarily in Ecuador. In Ecuador and Costa Rica, there are minimum export prices for the sale of bananas, which are established by the respective governments.

     Due in part to limitations in the Philippines on foreign ownership of land, we purchase bananas in the Philippines through long-term contracts with independent growers. Approximately 68% of our Philippine-sourced bananas are supplied by one grower, representing 18% of our total banana volume in 2004. In the Philippines, we have recently leased approximately 1,000 hectares of land where we are planting highland bananas for the Asia-Pacific market and are in the process of leasing another 2,000 hectares.

     Gold Pineapples

     Since the introduction of our “Del Monte Gold™ Extra Sweet” pineapple, our share of the worldwide fresh pineapple market has grown significantly and currently we have more than 40% share of the worldwide market, with slightly higher volumes this year. This market share excludes the pineapple we sell in the fresh-cut format. Pineapple sales in North America, Europe and the Asia-Pacific region accounted for 54%, 34% and 12% of our net sales of pineapples in 2004, respectively. The gold pineapple market continues to expand significantly with a double-digit increase in worldwide industry volume during 2004.

     From 1996 to 2004, our volume of the “Del Monte Gold™ Extra Sweet” pineapple increased from two and a half million boxes to 19.1 million boxes. Based on FAO data, the volume of pineapple sales in the United States has increased significantly since 1996. We believe that a substantial portion of this growth is due to our introduction of the “Del Monte Gold™ Extra Sweet” pineapple. We expect to continue to increase the sales volume of our extra sweet pineapples in the near future with extra sweet pineapples grown in Hawaii and South America. The “Del Monte Gold™ Extra Sweet” pineapple has a number of highly desirable characteristics such as enhanced taste, golden shell color, bright yellow flesh and a higher vitamin C content as compared to traditional varieties of pineapple.

     The principal production and procurement areas for our gold pineapples are Costa Rica, Hawaii and the Philippines, and at the end of 2003, we began exporting gold pineapples from Brazil. Cultivating pineapples requires greater capital resources, significant agricultural expertise, greater effort and longer growing time relative to bananas. As a result, relative to our bananas, a higher percentage of the fresh pineapples we sell (69% by volume in 2004) are produced on company-controlled farms.

     Fresh-Cut Produce

     We believe that the fresh-cut produce market continues to be one of the fastest-growing categories in the fresh produce segment, largely due to consumer trends favoring healthy and conveniently packaged ready-to-eat foods. We established a platform in this industry through acquisitions that we have completed in the past four years and by building upon our existing fresh-cut pineapple business. We believe that our experience in this market, coupled with our sourcing and logistics capabilities and the DEL MONTE® brand, will enable us to achieve a leading position in this highly fragmented market. Our fresh-cut fruit products include pineapple, melons, grapes, citrus, apples, kiwi and other fruit items. The fruit we use in our fresh-cut operations are sourced within our integrated system of company-controlled farms and from independent growers. We also offer fresh-cut vegetables, including lettuce, tomatoes, onions, carrots, broccoli, cauliflower, celery, various greens and prepared salads such as coleslaw and potato salad. We purchase most of our vegetables for these purposes from independent growers in the United States and in Europe. Our purchase contracts for both fruit and vegetables are typically short-term but vary by produce item. Substantially all of our fresh-cut products are sold in the United States and the United Kingdom.

     Non-Tropical Fruit

     We sell a variety of non-tropical fruit including grapes, citrus, apples, pears, peaches, plums, nectarines, apricots, avocados and kiwi. Non-tropical fruit sales in North America, Europe, the Asia-Pacific region and South America accounted for approximately 60%, 25%, 10% and 5% of our total net sales of non-tropical fruit in 2004, respectively. A large portion of our citrus is sold in the Asia-Pacific region. We obtain our supply of non-tropical fruit from company-owned farms in Chile and from independent growers in Chile, the United States, Mexico, Spain, Italy, Turkey, Greece and New Zealand. In Chile, we purchase non-tropical fruit from independent growers and also produce a variety of non-tropical fruit on approximately 7,500 acres of company-owned or leased land. In the United States, the majority of our fruit is sourced from California. In Spain and New Zealand, we have our own sourcing operations, ensuring a consistent supply of high quality non-tropical fruit during the growing season. Purchase contracts for non-tropical fruit are typically made on an annual basis.

     Melons

     We sell a variety of melons including cantaloupe, honeydew, watermelon and specialty melons, which we introduced to meet the different tastes and expectations of consumers in Europe. Cantaloupes represented over 73% of our melon sales volume in 2004. We have become a significant producer and distributor of melons from October to May in North American and European regions by sourcing melons from our company-controlled farms and independent growers in Central and South America, where production generally occurs during this period. We believe we were the largest marketer in the United States and the United Kingdom of branded melons in 2004. Melons sold in North America and Europe from October to May generally command a premium price due to the relative scarcity of melons and alternative fruit. Melon sales in North America and Europe accounted for 75% and 25% of our net sales of melons in 2004, respectively. In terms of volume, we produced 76% of the melons we sold in 2004 on company-controlled farms and purchased the remainder from independent growers.

     We are able to provide our customers with a year-round supply of melons from diverse sources. For example, we supply the North American market during its summer season with melons from Arizona, California and the East Coast of the United States, and we supply the European market during its summer season with melons from Spain. We source melons from October to May, principally from Costa Rica, Guatemala and Brazil.

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

     Tomatoes

     We source our fresh tomatoes mainly from the United States, Mexico and Canada. The tomato category is highly fragmented with many suppliers, re-packers and wholesalers in various geographic regions of the country. As a result of the Standard acquisition in January of 2003, we believe that we are one of the largest re-packers of fresh tomatoes in the United States, with a 4% market share in 2004. As a high volume item, tomatoes are a perfect fit for our network of distribution and re-packing facilities. This new product category allows us to add value through leveraging our purchase volumes to reduce costs and perform the sorting, packaging and custom labeling locally, in addition to delivering just in time to retail chains and foodservice customers. Foodservice absorbs over half of the field fresh tomato crop in North America each year. With our fresh-cut fruit and vegetable facilities, we can add additional value by further processing or incorporating tomatoes into our consumer packaged products.

     Vegetables

     We produce and distribute a variety of vegetables. The principal vegetable products are potatoes and onions. We added potatoes and onions as a result of the Standard acquisition in January of 2003. We distribute packaged greens, principally collard, turnip and mustard greens. While we sell bulk product, we also use our size and distribution network to find opportunities to add value. We add value from our ability to store, sort, process, pack or deliver to a specific customer’s requirements. Also, we offer convenient products, such as pre-washed and pre-cut greens and pre-washed, microwaveable individual fresh potatoes. We source our potatoes from independent growers in North America. We source our greens primarily from independent growers in the Southeastern United States. We operate a Vidalia® sweet onion farm and distribution facility in Georgia. Although sweet onions are grown throughout the United States, a sweet onion may only be labeled a Vidalia® sweet onion if it is grown in certain counties in Georgia.

     Other Fruit

     We produce, distribute and market a variety of other fruit, including pineapples, strawberries, plantains and mangos, as well as various other varieties of fruit. We source these other fruit items from company-controlled farms and independent growers in Costa Rica, Colombia, Guatemala and the United States. Our other fruit business also includes our frozen pineapple operations. Frozen pineapples are used in a variety of preparations, including fruit-based drinks, such as fruit smoothies and frozen dessert products.

     Del Monte Foods Products

     As a result of the Del Monte Foods acquisition, we produce, distribute and market prepared pineapple, peaches, apricots, fruit cocktail, pears and other fruits and vegetables. These prepared fruit and vegetable products are principally sourced from Kenya, Greece, South Africa and Italy. These products are sold primarily under the Del Monte® label and under the buyers’ own label for major retailers. We also produce, distribute and market beverages including ambient juices and juice drinks as well as various snacks and deserts. The beverages are principally sourced from the U.K. and Italy. In addition, we produce and market industrial products that are composed of fruit that has been processed in our production facilities in the form of purees, pulps and concentrates for further processing (yogurt, cake manufacture, pizza, etc.) and for sale to the food service industry worldwide.

     Other Products and Services

     Our other products and services include our third-party ocean freight and United States trucking business, our third-party plastics and box manufacturing business, our Jordanian poultry business and our Argentine grain business. Our third-party ocean freight business allows us to generate incremental revenue on vessels’ return voyages to our product sourcing locations and when space is available on outbound voyages to our major markets. This reduces our overall shipping costs. Our plastics and box manufacturing business produces bins, trays, bags and boxes. Although this business is intended mainly to satisfy internal packaging requirements, we also sell these products to third parties. We own a state-of-the-art poultry farm and processing facility in Jordan. It is a leading provider to retail stores and foodservice operators in that country. In addition, we grow grain on leased farms in Argentina, including corn. We own and operate grain silos in Argentina for the storage of grain grown by third parties and us, which may be held for future sales.

     Logistics Operations

     We market and distribute our products to retail stores, foodservice operators, wholesalers and distributors in more than 80 countries around the world. As a result, we conduct complex logistics operations on a global basis, transporting our products from the countries in which they are grown to the many markets in which they are sold worldwide. Maintaining fruit at the appropriate temperature is an important factor in preventing its premature ripening and optimizing product quality and freshness. Consistent with our reputation for high quality fresh produce, we must preserve our fresh fruit in a continuous temperature-controlled environment, beginning with the harvesting of the fruit in the field through its distribution to our end markets.

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

     We transport our fresh produce to markets worldwide using our fleet of 23 owned and 8 chartered refrigerated vessels. In recent years, we have sought to rationalize our chartered fleet through opportunistic acquisitions of vessels. We believe that our fleet of owned vessels has been a cost-effective means of reducing our exposure to the volatility of the charter market. All of the 8 vessels we charter are chartered on a one to three year basis. We also lease refrigerated containers under capital, rather than operating leases, which we believe is a more cost-effective means of managing our container requirements.

     Our logistics system is supported by various information systems. In North America and the United Kingdom, we are improving a logistics system built on a suite of transportation software solutions. The system will optimize our transportation by identifying and creating network synergies, customer consolidations and real-time visibility. It provides the capabilities to control our transportation costs and create value-added programs. As a vertically integrated food company, managing the entire distribution chain from the field to the customer requires the technology and infrastructure to be able to meet our customers’ complex delivery needs. In 2003, we created a separate transportation company to pro-actively manage our inland transportation expenses and provide the flexibility to meet customer demands and increase our level of service. In August 2004, we acquired Can-Am, a nationally recognized refrigerated trucking operation. This acquisition allows us to provide comprehensive distribution services to our retail and foodservices customers in North America.

SALES AND MARKETING

     Our sales and marketing activities are conducted by our sales force located at our sales offices worldwide and at each of our distribution centers. A key element of our sales and marketing strategy is to use our distribution centers as a means of providing value-added services for our customers. As a result, we have made significant investments in our network of distribution centers and plan additional investments through 2005. Our planned investments are concentrated in North America and Europe and the Middle East, where we believe that a strong presence will allow us to service a greater proportion of our customers’ needs and to capture a greater proportion of the fresh and fresh-cut produce markets. Investments in our network will include new distribution centers with fresh-cut, ripening, re-packing and other value-added service facilities, as well as enhancements to existing distribution centers and the addition of smaller distribution centers to service some of our growing regional markets.

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

     North America

     In 2004, 52% of our net sales were made in North America. In North America, we have established a highly integrated sales and marketing network that builds on our ability to control all transportation and distribution throughout our extensive logistics network. At December 31, 2004, we operated a total of 29 distribution centers and fresh-cut facilities in the United States. Our distribution centers have ripening capabilities and other value-added services. We also operated four port facilities, which include cold storage facilities.

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

     Europe

     We distribute our products throughout Europe. In the United Kingdom, where we operate eight distribution centers and fresh-cut facilities, our products are distributed to leading retail chains, smaller regional customers as well as to wholesalers and distributors through direct sales and distribution centers. In Northern Europe, we distribute our products through our own marketing entities with offices located in Germany, The Netherlands and Belgium. These entities distribute our products in Germany, Austria, Benelux, Denmark, Scandinavia, Switzerland, Hungary and Russia. In Poland, we operate two distribution centers. In Southern Europe, we distribute our fresh produce through an independent marketing company. As a result of the Del Monte Foods acquisition, we added distribution operations in the United Kingdom, Italy, Belgium and France and sales offices in the United Kingdom, Belgium, Germany, France and Italy for prepared food products.

     Asia-Pacific

     We distribute our products in the Asia-Pacific region, including the Middle East, through direct marketing and large distributors. Our principal markets in this region are Japan, Korea, China and Hong Kong. In Japan we distributed approximately 81% of our products in 2004 through direct sales and the remainder through Japan’s largest fresh produce wholesaler, which distributes our products on a sales commission basis. We manage four distribution centers at ports in Japan with cold storage and banana ripening facilities.

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

     South America

     We also distribute our products in South America. We have direct sales and marketing activities in strategic markets in this region, operating distribution centers in Brazil and in Argentina. Our sales in these markets focus mainly on non-tropical fruit including grapes, bananas, melons and pineapples.

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

     We are able to maintain the high quality of our products by growing our own produce and working closely with our independent growers. We insist that all produce supplied by our independent growers meet the same stringent quality requirements as produce grown on our farms. Accordingly, we monitor our independent growers to ensure that their produce will meet agricultural and quality control standards, offer technical assistance on certain aspects of production and packing and, in some cases, manage the farms. The quality assurance process begins on the farms and continues as harvested products enter our packing facilities. Where appropriate, we cool the fresh produce at our packing facilities to maximize quality and optimize shelf life. As an indication of our commitment to quality, many of our operations have received certificates of compliance from the International Standards of Operation (“ISO”), in environmental compliance (14001) and production processes (9001). In 2003, we became the world’s first multinational fresh produce company to receive Europgap certification. This certification, the toughest and most prestigious in existence, signals European retailers and consumers that the fresh produce from our certified operations is of the highest quality and that it meets the strictest food safety standards.

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

     European Union Banana Import Regulations

     On May 2, 2001, the European Commission adopted a new regulation, which revised a banana import system based on the agreement reached by the European Union with the United States government on April 11, 2001. The new system became effective on July 1, 2001 and maintains the use of banana import licenses within the tariff quotas determined by the European Commission until December 31, 2005. We expect that as of January 1, 2006 the European Commission will introduce a tariff-only banana import system for the European Union. The amount of the tariff will be determined during 2005.

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

     The extent of competition varies by product. In the pineapple, grape and non-tropical fruit markets, we believe that the high degree of capital investment and cultivation expertise required, as well as the longer length of the growing cycle, makes it relatively difficult to enter the market. However, in recent years we have experienced an increase in competition to Del Monte Gold pineapple. In addition, historically there has tended to be less price volatility for pineapples as compared to bananas, due to a more stable equilibrium between supply and demand. This is partly attributable to a perception by consumers that there are fewer comparable alternatives to fresh pineapples.

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

Organizational Structure

     We are organized under the laws of the Cayman Islands and, as set forth in our Amended and Restated Memorandum of Association, we are a holding company for the various subsidiaries that conduct our business on a worldwide basis. Our significant subsidiaries, all of which are wholly owned, are:

Subsidiary	Country of Incorporation
Corporación de Desarrollo Agrícola Del Monte S.A.	Costa Rica
Compañía de Desarrollo Bananero de Guatemala, S.A.	Guatemala
Del Monte Fresh Produce Brasil Ltda.	Brazil
Del Monte Fresh Produce (Chile) S.A.	Chile
Del Monte Fresh Produce International Inc.	Liberia
Del Monte Fresh Produce N.A., Inc.	USA
Del Monte Fresh Produce (UK) Ltd.	U.K.
Fresh Del Monte Ship Holdings Ltd.	Cayman Islands
Fresh Del Monte Japan Company Ltd.	Japan
Del Monte Fresh Produce (Germany) GmbH	Germany
Del Monte Fresh Produce (Korea) Ltd.	Korea
Del Monte Europe Ltd.	U.K.
Del Monte Kenya Ltd.	Kenya
Del Monte Hellas S.A.	Greece
Del Monte Foods (Italia) S.p.A.	Italy
Del Monte South Africa (Propietary) Ltd.	South Africa

Property, Plant and Equipment

     The following table summarizes the plantation acreage owned or leased by us and the principal products grown on such plantations by location as of the end of 2004:

	Acres Under Production
Location	Acres Owned	Acres Leased	Products
Costa Rica	21,900	900	Bananas, Pineapples
Guatemala	7,400	5,500	Bananas, Melons
Brazil	7,000	—	Bananas, Melons, Pineapples
Chile	7,100	400	Non-Tropical Fruit
Kenya	—	12,600	Pineapples
Hawaii	—	5,700	Pineapples
Contiguous United States	—	4,700	Melons, Vidalia® Sweet Onions

     We also lease land in Argentina on a seasonal basis for our grain operations.

     Our significant properties include the following:

     North America

     We operate a total of 29 distribution centers in the United States, of which ten are also fresh-cut facilities. We own seven of our distribution centers, including a 200,000 square foot distribution center in Dallas, Texas, a distribution center in Plant City, Florida, Syracuse, New York and Winder, Georgia. The remaining 22 distribution centers are leased from third parties. All of our distribution centers have ripening capabilities and other value-added services. Also included are two stand-alone fresh-cut facilities that we own in Kankakee, Illinois and Portland, Oregon. In addition, we lease four port facilities which include cold storage capabilities.

     Europe

     We operate five distribution centers, mostly under leases from third parties, in the United Kingdom and own a distribution center in Germany, where our products are distributed to leading retail chains. We also own and operate three fresh-cut facilities in the United Kingdom. In Poland, we operate two distribution centers that are leased from third parties and include ripening facilities and other value added services. As a result of our Del Monte Foods acquisition, we own and operate a production facility for ambient juices and juice drinks in Kings Lynn, United Kingdom, a production facility for prepared fruit and vegetables, tomato products and snacks in Larissa, Greece, and a warehouse and a production facility for ambient juices, juice drinks, tomato products and fruit purees and pulps in San Felice, Italy.

     Asia-Pacific

     We operate four distribution centers, which include cold storage and banana ripening facilities in ports in Japan. In addition, we own two distribution centers in Korea and lease a distribution center in Hong Kong. Our Korean distribution centers include state-of-the art ripening technology and other value added services. We also own and operate one fresh-cut facility in Japan.

     South America

     We own and operate one distribution center in Sao Paulo, Brazil and Buenos Aires, Argentina. We also own and operate grain silos in Argentina.

     Africa

     As a result of our Del Monte Foods acquisition, we own and operate a warehouse and cannery in Thika, Kenya. In Tulbagh, South Africa we own and operate a production facility for prepared non-tropical fruit and in Firgrove, South Africa we own a warehouse and administrative offices. The total amount of land owned in South Africa is approximately 1,100 acres.

     Maritime and Other Equipment (including Containers)

     We own a fleet of 23 and charter another eight refrigerated vessels. In addition, we own or lease other related equipment including over 3,000 refrigerated container units and 400 trucks used to transport our fresh produce.

     Other properties:

     We own our U.S. executive headquarters building in Coral Gables, Florida and our Central America regional headquarters building in San Jose, Costa Rica. We also own our South America regional headquarters building in Santiago, Chile. We own our office space in Guatemala City, Guatemala and Amman, Jordan. Our remaining office space in North America, Europe, the Middle East, Asia-Pacific, Central and South America is principally leased from third parties.

     We believe that our property, plant and equipment are well maintained, in good operating condition and adequate for their present needs. For further information with respect to our property, plant and equipment, see Note 7, “Property, Plant and Equipment” in the Notes to Consolidated Financial Statements filed as part of this Report.

     Principal capital expenditures planned for 2005 consist of approximately $95 million for expansion of distribution and fresh-cut facilities in Europe, expansion of production facilities in South America, information technology initiatives as well as investments in the new Del Monte Foods production facilities in Europe and Africa. We expect to fund our capital expenditures in 2005 through operating cash flows and borrowings under our new credit facility.

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

     Purchase Accounting

     We estimate the fair value of assets acquired based on appraisals from third parties and on certain internally generated information. We also record exit costs and related liabilities in connection with business combinations. We estimate the economic lives of certain acquired assets and these lives are used to calculate depreciation and amortization expense in periods subsequent to acquisitions. Estimates are revised, if necessary, in subsequent periods, not exceeding one year, if more accurate and reliable information becomes available.

     Goodwill

     Our goodwill represents the excess of the purchase price over the fair value of the net assets of acquired businesses. Pursuant to Statement of Financial Accounting Standards (“SFAS”) No. 142, “Accounting for Goodwill and Other Intangible Assets,” we ceased amortizing goodwill effective December 29, 2001.

     We assess goodwill for impairment with the assistance of an independent valuation firm on an annual basis on the first day of the fourth quarter of each fiscal year, or sooner if events indicate such a review is necessary. Based on this valuation, we determined that no impairment of this asset existed as of December 31, 2004. As of December 31, 2004, we are not aware of any items or events that would cause us to adjust the recorded value of goodwill for impairment. Potential impairment exists if the fair value of a reporting unit to which goodwill has been allocated, is less than the carrying value of the reporting unit. The amount of the impairment to recognize, if any, is calculated as the amount by which the carrying value of goodwill exceeds its implied value. We assess goodwill at the component level, which is one level below our operating segments. Future changes in the estimates used to conduct the impairment review, including revenue projection, market values and changes in the discount rate used, could cause the analysis to indicate that our goodwill is impaired in subsequent periods and result in a write-off of a portion or all of goodwill. The discount rate used is based on independently calculated risks, our capital mix and an estimated market risk premium. The assumptions used in estimating revenue projections are consistent with those used in internal planning.

     The 2004 fourth quarter impairment review indicated that, when compared to its carrying value, although higher, the fair value of one of our components is highly sensitive to differences between estimated and actual cash flows and changes in the related discount rate used to evaluate the fair value of the component. We estimate that, a 5% decrease in the expected future cash flows of the component and a one-percentage point increase in the discount rate used would have resulted in an approximate $8.2 million impairment loss related to this component.

     Impairment of Long-Lived Assets

     We account for the impairment of long-lived assets in accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of” (“SFAS No. 144”). SFAS No. 144 requires write-downs to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amount. Based on the continued operating losses of certain growing and production facilities in South and North America related to the banana and other fresh produce segments and estimates of fair value related to these assets, we recorded a charge of $12.6 million for impairment of long-lived assets in 2002, related primarily to property, plant and equipment to be disposed of or abandoned. There was no impairment of long-lived assets in 2003. In 2004 based on continued operating losses and discontinued product lines in the United Kingdom, the United States and Brazil, related to the other fresh produce and banana categories, certain machinery and equipment was written-down to its estimated fair value. Consistent with SFAS No. 144, we recorded as asset impairment charge of $5.4 million. In assessing potential impairment, we consider the operating performance and projected undiscounted cash flows of these assets. If the projected cash flows are estimated to be less than the assets’ carrying value, we may have to record additional impairment charges. The fair value of these assets is determined based on discounted future cash flows or independent appraisals from third parties.

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

     Environmental Remediation Liabilities

     Losses associated with environmental remediation obligations are accrued when such losses are probable and can be reasonably estimated. We recorded a provision for the Kunia Well Site of $7.0 million in 2002, related to the expected environmental remediation. Including $19.1 million previously recorded, the total liability for the Kunia Well Site was $26.1 million at December 26, 2003. The liability is based on the Record of Decision, which was issued by the Environmental Protection Agency on September 25, 2003. In 2004, we commenced certain remediation and further testing activities and at December 31, 2004, the total liability for the Kunia Well Site was $24.1 million. The ultimate amount of the cost for the expected environmental remediation of the Kunia Well Site is dependent on the actual cost. Actual remediation costs could significantly differ from our estimates.

     Derivative Financial Instruments

     We recognized derivative financial instruments as either assets or liabilities on the accompanying consolidated balance sheets at fair value and account for those derivative financial instruments designated as hedging instruments depending on the nature of the hedge relationship. A fair value hedge requires that the effective portion of the change in the fair value of a derivative financial instrument be offset against the change in the fair value of the underlying asset, liability, or firm commitment being hedged through earnings. A cash flow hedge requires that the effective portion of the change in the fair value of a derivative instrument be recognized in other comprehensive income, a component of shareholders’ equity, and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The ineffective portion of a derivative financial instrument’s change in fair value is immediately recognized in earnings. Terminations of derivative financial instruments designated as hedges are immediately recognized in earnings.

Operating Results

Overview

     We are one of the world’s leading vertically integrated producers, marketers and distributors of high-quality fresh and fresh-cut fruit and vegetables, as well as a leading producer and distributor of prepared fruit and vegetables, juices, beverages, snacks and desserts in Europe, the Middle East and Africa. We market our products worldwide under the DEL MONTE® brand, a symbol of product quality and reliability since 1892. Our global sourcing and logistics system allows us to provide regular delivery of consistently high quality produce and value-added services to our customers.

     Net Sales

     Our net sales are affected by numerous factors including the balance between the supply of and demand for our produce and competition from other fresh produce companies. Our net sales are also dependent on our ability to supply a consistent volume and quality of fresh produce to the markets we serve. For example, seasonal variations in demand for bananas as a result of increased supply and competition from other fruit are reflected in the seasonal fluctuations in banana prices, with the first six months of each year generally exhibiting stronger demand and higher prices, except in those years where an excess supply exists. Also in European Union, the current banana import license system is expected to be replaced with a tariff-only banana import system effective January 1, 2006. We cannot predict the effect that this change in the European Union banana import regulations will have on our banana net sales prices and results of operations.

     Since our financial reporting currency is the dollar, our net sales are significantly affected by fluctuations in the value of the currency in which we conduct our sales versus the dollar, with a strong dollar versus such currencies resulting in reduced net sales in dollar terms. Our net sales for 2004 were positively impacted by approximately $70.5 million, as compared to 2003, as a result of a stronger euro, British pound and Japanese yen versus the dollar.

     Our net sales growth in recent years has been achieved primarily through increased sales volume in existing markets of other fresh produce, primarily pineapples, melons and non-tropical fruit and favorable pricing on our “Del Monte Gold™Extra Sweet” pineapple. Also contributing to our sales growth has been the new products that resulted from our recent acquisitions including tomatoes, potatoes and onions combined with expansion of value-added services such as banana ripening and prepared foods. Our net sales growth in recent years is also attributable to a broadening of our product line with the expansion of our fresh-cut produce business. We expect our net sales growth to continue to be driven by increased sales volumes in our other fresh produce segment and acquisitions. In Europe, we expect our net sales to increase substantially due to the new processed foods product offerings that resulted from our recent acquisition of Del Monte Foods. In addition, we expect to increase our sales in Europe by developing new products in the fresh and prepared food product lines and enter new markets in Eastern Europe, the Middle East and Africa. In European countries where we have both fresh and prepared foods operations, we are undertaking efforts to cross-market fresh products to supermarkets that once carried only our prepared foods, and to market prepared foods to our fresh produce customers. We also expect our net sales of Del Monte Gold™ Extra Sweet pineapple to approximate last years levels.

     Cost of Products Sold

     Cost of products sold is principally composed of two elements, product and logistics costs. Product cost for our produce is primarily composed of cultivation (the cost of growing crops), harvesting, packaging, labor, depreciation and farm administration. Product cost for produce obtained from independent growers is composed of produce and packaging costs. Logistics costs include land and sea transportation and expenses related to port facilities and distribution centers. Sea transportation cost is the most significant component of logistics costs and is comprised of the cost of vessel operating expenses and chartering refrigerated vessels. Vessel operating expenses for our vessels include operations, maintenance, depreciation, insurance, fuel, the cost of which is subject to commodity price fluctuations, and port charges. For chartered vessels, operating expenses include the cost of chartering the vessels, fuel and port charges. Variations in containerboard prices, which affect the cost of boxes and other packaging materials, and fuel prices, can have a significant impact on our product cost and our profit margins. Containerboard, plastic, resin and fuel prices have historically been volatile. Containerboard prices decreased and fuel prices increased in 2002 as compared to 2001. Fuel prices increased significantly and containerboard prices increased slightly in 2003 as compared to 2002. During 2004, fuel prices and containerboard both increased again. This increase in containerboard and fuel prices has added approximately $9.7 million to our cost of sales in 2004 as compared to 2003.

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

     Selling, General and Administrative Expenses

     Selling, general and administrative expenses include primarily the costs associated with selling in countries where we have our own sales force, advertising and promotional expenses, professional fees, general corporate overhead and other related administrative functions. The Del Monte Foods business requires a significant marketing effort which is included in selling, general and administrative expenses and as a result we expect marketing and promotional expenses to increase during 2005.

     Interest Expense

     Interest expense consists primarily of interest on borrowings under working capital facilities that we maintain and interest on other long-term debt primarily for vessel purchases and capital lease obligations. Decreases in interest rates, combined with a lower average debt balance, significantly contributed to the decrease in interest expense in 2002 and 2003. In 2004, as a result of the Del Monte Foods acquisition at the beginning of the fourth quarter, we increased our debt level which resulted in higher interest expense. In 2005, we expect our increased borrowing levels under our credit facility to result in higher interest expense.

     Other Income (Loss), Net

     Other income (loss), net, primarily consists of equity earnings in unconsolidated companies, together with currency exchange gains or losses and other miscellaneous income and expense items such as insurance recoveries and gain and losses from sales of investments and property, plant and equipment.

     Provision for Income Taxes

     Income taxes consist of the consolidation of the tax provisions, computed on a separate entity basis, in each country in which we have operations. Since we are a non-U.S. company with substantial operations outside the United States, a substantial portion of our results of operations is not subject to U.S. taxation. Many of the countries in which we operate have favorable tax rates. We are subject to U.S. taxation on our distribution and fresh-cut operations in the United States. From time to time, tax authorities in various jurisdictions in which we operate audit our tax returns and review our business structures and positions and there are audits presently pending in various countries. There can be no assurance that any tax audits, or changes in existing tax laws or interpretations in countries in which we operate, will not result in an increased effective tax rate for us. We have established tax contingency accruals as a result of various tax audits currently in process. The amount of income taxes due as a result of the eventual outcome of these audits may differ from the amount of estimated tax accruals.

     Results of Operations

     The following table presents, for each of the periods indicated, certain income statement data expressed as a percentage of net sales:

	Year ended
	December 31,	December 26,	December 27,
	2004	2003	2002
Income Statement Data:
Net sales	100.0%	100.0%	100.0%
Gross profit	9.1	13.2	16.1
Selling, general and administrative expenses	4.5	4.3	4.9
Operating income	4.4	8.9	10.3
Interest expense	0.3	0.3	0.8
Net income	4.8	9.1	9.3

     The following tables present for each of the periods indicated (1) net sales by geographic region, (2) net sales by product category and (3) gross profit by product category, and in each case, the percentage of the total represented thereby. Certain amounts from 2002 have been reclassified to conform to the 2003 and 2004 presentation.

	Year ended
	December 31,		December 26,		December 27,
	2004		2003		2002
	($ in millions)
Net sales by geographic region:
North America	$1,497.4	52%	$1,339.0	54%	$1,050.9	50%
Europe	940.5	32	714.8	29	639.3	31
Asia-Pacific	385.8	13	373.3	15	348.2	17
Other	82.3	3	59.7	2	52.1	2

Total	$2,906.0	100%	$2,486.8	100%	$2,090.5	100%

	Year ended
	December 31,		December 26,		December 27,
	2004		2003		2002
	($ in millions)
Net sales by product category:
Bananas	$1,030.8	35%	$969.6	39%	$957.0	46%
Other fresh produce	1,638.7	57	1,398.1	56	1,030.5	49
Del Monte Foods	88.8	3	—	—	—	—
Other products and services	147.7	5	119.1	5	103.0	5

Total	$2,906.0	100%	$2,486.8	100%	$2,090.5	100%

Gross profit by product category:
Bananas	$23.0	9%	$69.2	21%	$79.9	24%
Other fresh produce	216.1	82	249.5	76	252.8	75
Del Monte Foods	16.3	6	—	—	—	—
Other products and services	9.3	3	9.5	3	4.0	1

Total	$264.7	100%	$328.2	100%	$336.7	100%

2004 Compared with 2003

     Net Sales

     Net sales in 2004 were $2,906.0 million compared with $2,486.8 million in 2003. The increase in net sales of $419.2 million was primarily attributable to higher net sales of other fresh produce, the Del Monte Foods acquisition, bananas and other products and services. Net sales of other fresh produce increased $240.6 million principally due to higher sales volume of tomatoes and vegetables in North America, higher sales volume and per unit net sales prices of tomatoes, fresh-cut fruit and vegetables, and non-tropical fruits in North America and Europe. The Del Monte Foods acquisition contributed $88.8 million of the increase in net sales. The increase in banana net sales of $61.2 million is principally attributable to higher per unit sales prices and a 17% increase in sales volume in Europe partially offset by lower per unit sales prices and sales volume in North America. The increase in net sales of other products and services is principally attributable to increases in third-party cargo services.

     Net sales were positively affected by a weaker dollar versus the euro, the British pound and the Japanese yen. The net effect of foreign exchange in 2004 compared with 2003 was an increase in net sales of approximately $70.5 million of which approximately $47.9 million is attributable to the euro, $8.0 million to the British pound and $14.6 million to the Japanese yen.

     During 2004, one customer, Wal-Mart, Inc., accounted for approximately 14% of our total net sales. These sales are reported in our banana and other fresh produce segments. No other customer accounted for 10% or more of our net sales. In 2004, the top ten customers accounted for approximately 35% of our net sales.

     Cost of Product Sold

     Cost of products sold was $2,641.3 million in 2004 compared with $2,158.6 million in 2003, an increase of $482.7 million. This increase is primarily due to higher sales volume and per unit fruit costs of other fresh produce and higher banana per unit fruit costs as the result of adverse growing conditions in

Costa Rica, combined with higher containerboard and higher fuel and distribution costs. The increase in cost of product sold related to the Del Monte Foods acquisition is $72.5 million.

     Gross Profit

     Gross profit was $264.7 million in 2004 compared with $328.2 million for the same period in 2003. The decrease of $63.5 million was primarily attributable to a 67% decrease in banana gross profit that resulted from higher production costs including higher commodity costs, Sigatoka disease and poor weather conditions in Costa Rica. Higher production, fruit procurement and transportation costs in the other fresh produce category also contributed to the decrease in gross profit. The Del Monte Foods acquisition contributed $16.3 million to gross profit in 2004. As a percentage of net sales, gross profit margins decreased to 9.1% in 2004 as compared with 13.2% in 2003. This decrease in gross profit margin was primarily attributable to increased production costs combined with higher containerboard, fuel and distribution costs.

     Selling, General and Administrative Expenses

     Selling, general and administrative expenses increased $23.2 million to $131.0 million in 2004 compared with $107.8 million in 2003. The increase was primarily due to the Del Monte Foods acquisition, which accounted for $13.1 million, higher administrative expenses related to professional fees in connection with the on-going initiatives to implement the Sarbanes-Oxley Act combined with information technology services and higher sales and marketing expenses in Europe.

     Asset Impairment Charge

     Based on continued operating losses and discontinued product lines in the United Kingdom, the United States and Brazil related to the other fresh produce and banana categories, certain machinery and equipment was written down to its estimated fair value. As a result, an asset impairment charge of $5.4 million was recorded in 2004.

     Operating Income

     Operating income in 2004 was $128.3 million compared with $220.4 million in 2003, a decrease of $92.1 million. The decrease in operating income is attributable to lower gross profit, higher selling, general and administrative expenses combined with the asset impairment charge that was incurred in 2004.

     Interest Expense

     Interest expense increased $1.7 million to $9.0 million in 2004 compared with $7.3 million in 2003 primarily as a result of higher average debt balances that resulted from recent acquisitions.

     Other Income (Loss), Net

     Other income (loss), net was $6.9 million in 2004 compared with $28.4 million in 2003. The decrease of $21.5 million is primarily attributable to insurance recoveries of $11.5 million related to Hurricane Mitch in 1998 and a gain on the sale of the 50% interest in Compania Industrial Corrugadora Guatemala S.A., a manufacturer of corrugated boxes of $5.5 million both recorded in 2003. In addition, lower equity in earnings of unconsolidated companies during 2004 and higher other miscellaneous expenses incurred during 2004 also contributed to the decrease in other income (loss), net as compared with 2003.

     Provision for Income Taxes

     Provision for income taxes decreased from $15.9 million in 2003 to a benefit of $12.2 million for 2004. Income tax benefit for 2004 includes a net benefit of $20.6 million, primarily due to the reversal of tax contingency accruals net of changes in deferred tax assets for the settlement of a United States tax audit for the years 1997 through 2001. Excluding this benefit of $20.6 million, the provision for income taxes would be $8.4 million for 2004 as compared with $15.9 in 2003. This reduction of $7.5 million is primarily due to lower taxable income in the United States.

2003 Compared with 2002

     Net Sales

     Net sales in 2003 were $2,486.8 million compared with $2,090.5 million in 2002. The increase in net sales of $396.3 million was primarily attributable to the other fresh produce category. Net sales of other fresh produce increased primarily due to tomato, potato and other vegetables of $246.0 million as a result of the Standard acquisition and higher fresh-cut net sales in the U.S. and Europe of $66.6 million. Net sales of Del Monte Gold™Extra Sweet pineapples increased by $24.4 million as a result of an 8% increase in worldwide sales volume and higher per unit sales prices in Europe partially offset by a slight 4% decrease in per unit sales prices in North America and Asia. Banana net sales increased slightly due to higher per unit net sales prices in Europe and higher sales volume in Asia partially offset by lower per unit sales prices in North America and Asia.

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

     Gross Profit

     Gross profit was $328.2 million in 2003 compared with $336.7 million for the same period in 2002. The decrease of $8.5 million was primarily attributable to lower banana per unit sales prices in North America and Asia-Pacific regions combined with increased containerboard and fuel costs. As a percentage of net sales, gross profit margins decreased to 13.2% in 2003 as compared with 16.1% in 2002. This decrease in gross profit margin was attributable to increased transportation costs combined with the shift in sales mix to high volume, lower margin products from our recent acquisitions.

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

     Provision for Kunia Well Site

     In 2002, as a result of additional communications with the EPA and the advice of our outside advisors, a non-cash charge of $7.0 million for environmental remediation was recorded.

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

     Other Income (Loss), Net

     Other income (loss), net was $28.4 million in 2003 compared with $20.5 million in 2002. The increase of $7.9 million is primarily attributable to insurance recoveries of $11.5 million related to Hurricane Mitch in 1998 and a gain on the sale of the 50% interest in Compania Industrial Corrugadora Guatemala S.A., a manufacturer of corrugated, boxes of $5.5 million recorded in 2003, as compared with a gain on the sale of our equity investment in a Northern European distributor of $8.7 million and insurance proceeds of $2.4 million from claims related to our Guatemala operations, recorded in 2002.

Provision for Income Taxes

     Provision for income taxes decreased from $18.6 million in 2002 to $15.9 million in 2003, primarily due to a change in the source of pre-tax income to jurisdictions where tax rates are lower.

Seasonality

     In part as a result of seasonal sales price fluctuations, we have historically realized most of our net sales and a majority of our gross profit during the first two calendar quarters of the year. The sales price of any fresh produce item fluctuates throughout the year due to the supply of and demand for that particular item, as well as the pricing and availability of other fresh produce items, many of which are seasonal in nature. For example, the production of bananas is continuous throughout the year and production is usually higher in the second half of the year, but the demand for bananas varies because of the availability of other fruit. As a result, demand for bananas is seasonal and generally results in higher sales prices during the first six months of the calendar year. We make most of our sales of non-tropical fruit from October to May. In the melon market, the entry of many growers selling unbranded or regionally branded melons during the peak North American and European melon growing season results in greater supply, and therefore lower sales prices, from June to October. As a result of greater demand during the fourth quarter, the Del Monte Foods business is expected to have higher net sales and gross profit during this period. These seasonal fluctuations are illustrated in the following table, which presents certain unaudited quarterly financial information for the periods indicated:

	Year ended
	December 31,	December 31,
	2004	2003
Net sales:
First quarter	$713.8	$643.8
Second quarter	763.6	700.6
Third quarter	610.4	563.7
Fourth quarter	818.2	578.7

Total	$2,906.0	$2,468.8

Gross profit:
First quarter	$77.2	$107.0
Second quarter	89.1	109.3
Third quarter	30.8	65.0
Fourth quarter	67.6	46.9

Total	$264.7	$328.2

Liquidity and Capital Resources

     Net cash provided by operating activities for 2004 was $157.0 million, a decrease of $107.0 million from 2003. The decrease in net cash provided by operating activities was primarily attributable to a decrease in net income when considering the reversal of tax contingency and asset impairment charges incurred during 2004 combined with increases in receivables that result from higher net sales for fresh produce and prepared food products partially offset by other changes in operating assets and liabilities.

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

     Net cash used in investing activities was $412.0 million for 2004, $159.4 million for 2003 and $68.3 million for 2002. Net cash used in investing activities for 2004 consisted primarily of purchase of subsidiaries, net of cash acquired and capital expenditures. Purchase of subsidiaries consisted of the acquisition of Del Monte Foods for $301.5 million, which is net of $24.0 million of assumed debt and $13.3 million of cash acquired combined with the acquisition of Can-Am for $18.6 million, net of $0.2 million of cash acquired. Capital expenditures in 2004 consisted primarily of expansion of our distribution facilities and fresh-cut facilities in Europe and North America, expansion of production facilities in South America and information technology initiatives in North America, Europe and Asia-Pacific.

     On October 1, 2004, we acquired Del Monte Foods, including its operations in Europe, Africa and the Middle East. We acquired Del Monte Foods for approximately $338.8 million financed primarily through cash on hand and borrowings under our credit facility. Del Monte Foods is a vertically integrated producer, marketer and distributor of prepared fruit and vegetable, juices, beverages, snacks and desserts. Through this acquisition we will add approximately $400 million of sales and an attractive array of products and brands to our existing portfolio of fresh and fresh-cut produce. The company holds a perpetual, royalty-free license to use the Del Monte® brand for processed and/or canned foods in more than 100 countries throughout Europe, Africa and the Middle East. Del Monte® is the leading brand for canned fruit and pineapple in many Western European markets and is a leading brand in the U.K. beverage market. This acquisition provides us with a myriad of new markets enhancing our ability to sell our branded fresh and processed products together under the Del Monte® name and strengthens our presence in Europe and other key markets. Del Monte Foods’ juices, beverages and prepared fruit and vegetables are processed at facilities in the United Kingdom, Greece, South Africa and Italy, while its pineapple is cultivated and processed at its plantation and cannery in Kenya.

     On August 11, 2004, we acquired Can-Am Express, Inc. and RLN Leasing, Inc. (collectively, “Can-Am”), a nationally-recognized refrigerated trucking operation based in Fargo, North Dakota. Can-Am utilizes a suite of logistics and fleet management software to optimize transportation services. With an owned fleet of 150 tractors and 200 trailers, and facilities in Fargo, North Dakota; Denton, Texas; and Cincinnati, Ohio, Can-Am provides over-the-road trucking services. Our acquisition of Can-Am has enabled us to provide comprehensive distribution services to our retail and foodservice customers.

     Net cash used in investing activities for 2003 consisted primarily of the acquisition of Standard for $99.7 million, the acquisition of the remaining 33% interest in Envaco for $3.0 million, the acquisition of Expans for $0.8 million and the acquisition of Country Best for $12.2 million, combined with capital expenditures of $58.1 million, partially offset by $12.8 million of proceeds from sale of an equity investment. Capital expenditures in 2003 were primarily for the expansion of production facilities in South America, distribution centers and fresh-cut facilities in North America and the United Kingdom and for information technology. Standard, acquired on January 27, 2003, was a Dallas, Texas based integrated distributor of fresh fruit and vegetables, which services retail chains, foodservice distributors and other wholesalers in approximately 30 states. The acquisition included four distribution facilities, which increases our presence in key markets in the United States and allows us to increase our product offering to include tomatoes, potatoes, strawberries, onions, and an extensive line of specialty items. On June 18, 2003, we acquired the remaining interest in Envaco, providing us with 100% ownership of our corrugated box plant in Costa Rica. Expans, acquired on November 21, 2003, was a leading distributor of fresh fruit and vegetables in Poland. This acquisition enabled us to leverage the strong brand identity of Del Monte®, establish a strong foundation in Poland and the broader Central European region and to export fresh fruit and vegetables from Poland to our other distribution facilities and fresh-cut operations in the United Kingdom and Northern Europe. Country Best, acquired on December 22, 2003, was a leading U.S. east coast processor and packager of potatoes, onions and other fresh fruit and vegetables. This acquisition includes processing and packaging operations in Florida, Georgia and New York. Proceeds from sale of an equity investment was due to the sale, on April 24, 2003, of our 50% equity interest in Compania Industrial Corrugadora Guatemala, S.A., a manufacturer of corrugated boxes.

     Net cash used in investing activities for 2002 consisted primarily of capital expenditures of $63.4 million, the acquisition U.K. Fresh-Cut from the administrative receivers for approximately $37.2 million, and the acquisition of an additional interest in National Poultry Company PLC for approximately $4.7 million, offset by the proceeds from the sale of assets of $ 6.8 million and the proceeds from the sale of an equity investment of $30.0 million. Capital expenditures in 2002 were primarily for expansion of our production facilities in South America and distribution and fresh-cut facilities in North America, the United Kingdom and the Asia-Pacific region and the purchase of a pre-owned refrigerated vessel. The U.K. Fresh-Cut acquisition included three facilities dedicated to chilled fresh-cut produce and bagged and prepared salads and accelerates our growth in the fresh-cut category. The proceeds from the sale of an equity investment was attributable to the sale of our 80% non-controlling interest in Internationale Fruchtimport Gesellschaft Weichert & Co. (“Interfrucht”), a Northern European distributor of fresh fruit and other produce for a sales price of $30.0 million.

     Net cash provided by financing activities of $240.7 million for 2004 was principally attributable to proceeds from long-term debt of $545.1 and proceeds from stock options exercised of $4.4 million, partially offset by payments on long-term debt of $238.8 million, payments of debt of acquired subsidiary of $24.0 million and payment of dividends of $46.0 million. In 2005, we expect to pay cash dividends of approximately $46.2 million.

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

     In recent years, we have financed our working capital and other liquidity requirements primarily through cash from operations and borrowings under our credit facility. We have a credit facility with Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A., “Rabobank Nederland,” New York Branch, which we refer to as Rabobank. Our obligations under the credit facility are guaranteed by certain of our subsidiaries. On March 21, 2003, Fresh Del Monte, and certain wholly-owned subsidiaries entered into a $400.0 million, four-year syndicated revolving credit facility (the “New Credit Facility”), with Rabobank Nederland, New York Branch, as administrative agent, which replaced the then existing $450.0 million revolving credit facility (“Revolving Credit Facility”) including the $135.0 million five-year term loan maturing on May 10, 2005 (“Term Loan”). The Revolving Credit Facility contained covenants, which required us to maintain certain minimum financial ratios and limited the payment of future dividends. In connection with the Revolving Credit Facility, we entered into an interest rate swap agreement, which expired in January 2003 with the same bank to limit the effect of increases in interest rates on a portion of the Revolving Credit Facility. The notional amount of the swap decreased over its life from $150.0 million in the first three months, to $53.6 million in the last three months. The cash differentials paid or received on the swap agreement were accrued and recognized as adjustments to interest expense. Interest expense related to the swap agreement amounted to $0.1 million and $2.6 million for 2003 and 2002, respectively. With drawdowns from the New Credit Facility, all amounts outstanding under the Revolving Credit Facility, including the remaining unpaid balance of the Term Loan of $25.0 million were paid off. On November 9,

2004, the New Credit Facility was amended to increase the total commitment to $600.0 million, a term loan commitment of up to $400.0 million was added and the maturity date was extended to November 10, 2009.

     At December 31, 2004, we had $247.4 million available under committed working capital facilities, all of which is represented by the New Credit Facility. The New Credit Facility also includes a swing line facility and a letter of credit facility. At December 31, 2004, $29.9 million of available credit was applied towards the issuance of letters of credit principally related to the Del Monte Foods acquisition which requires us to guarantee certain contingent obligations under the purchase agreement. The New Credit Facility as amended permits borrowings with an interest rate based on a spread over the London Interbank Offered Rate (“LIBOR”) and expires on November 10, 2009. There was $322.7 million outstanding under the New Credit Facility at December 31, 2004.

     The New Credit Facility is collateralized directly or indirectly by substantially all of our assets and requires us to meet certain covenants. We believe we are in compliance with these covenants. See “Financial Information—Description of New Credit Facility.”

     As of December 31, 2004, we had $363.5 million of long-term debt and capital lease obligations, including the current portion, consisting of $322.7 million of long-term debt related to the New Credit Facility, $8.2 million of long-term debt related to refrigerated vessel loans, $8.4 million of other long-term debt and $24.2 million of capital lease obligations.

     Principal capital expenditures planned for 2005 consist of approximately $95 million for expansion of distribution and fresh-cut facilities in Europe, expansion of production facilities in South America, information technology initiatives as well as investments in the new Del Monte Foods production facilities in Europe and Africa. We expect to fund our capital expenditures in 2005 from operating cash flows and borrowings under our New Credit Facility. We believe that cash generated from operations and available borrowings will be adequate to cover our cash needs in 2005. We generated cash from operations of $157.0 million in 2004 and had $247.4 available under our New Credit Facility as of December 31, 2004. Based on our operating plan and borrowing capacity of our New Credit Facility, we believe we have sufficient cash to meet our obligations in 2005. This belief is based on our positive operating results and cash flow in recent years.

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

  Some of the research and development projects include:

•	the development of the “Del Monte Gold™ Extra Sweet” pineapple; and the Del Monte Honey Gold™ pineapple;

•	improved irrigation methods and soil preparation for melon planting.

     Our total corporate research and development expenses were $2.8 million, $2.8 million and $2.2 million for 2004, 2003 and 2002, respectively, and are included in selling, general and administrative expenses.

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

     As a result of the Del Monte Foods acquisition, we have a royalty-free perpetual license to use the Del Monte trademark in connection with the production, manufacture, sale and distribution of processed foods and beverages in over 100 countries throughout Western, Eastern and Central Europe, the Middle East and Africa.

     We also sell produce under several other brands for which we have obtained registered trademarks, including UTC® and Rosy®, Frutini®, Fruit Express™, Just Juice® and other regional brands.

     Item 5E. Off-Balance Sheet Arrangements – not applicable

     Item 5F. Tabular Disclosure of Contractual Obligations

     The following details information with respect to our contractual obligations as of December 31, 2004.

	(U.S. dollars in millions)
	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Payments by period:
Fruit purchase agreements	$3,085.6	$579.6	$770.6	$679.7	$1,055.7
Purchase obligations	322.7	176.8	88.4	20.9	36.6
Operating leases	120.6	22.1	37.3	28.3	32.9
Capital lease obligations (including interest)	26.7	7.8	14.6	4.2	0.1
Long-term debt	339.3	9.3	3.2	325.3	1.5

Total	$3,894.8	$795.6	$914.1	$1,058.4	$1,126.6

     We have agreements to purchase the entire production of certain products of our independent growers in Costa Rica, Guatemala, Ecuador, Cameroon, Colombia, Chile, Brazil and the Philippines. Total purchases under these agreements amounted to $571.4 million, $505.6 million and $499.5 million for 2004, 2003 and 2002, respectively.

Item 6. Directors, Senior Management and Employees

Directors and Senior Management

     The names and positions of our directors and senior management are as follows:

Name	Position	Current Position Held Since (1)
Mohammad Abu-Ghazaleh	Chairman of the Board, Director and Chief Executive Officer	December 20, 1996

Hani El-Naffy	President, Director and Chief Operating Officer	December 20, 1996

John F. Inserra	Executive Vice President and Chief Financial Officer	December 7, 1994

Bryce Edmonson	Senior Vice President, North America Sales and Product Management	February 1, 1997

Jean-Pierre Bartoli	Senior Vice President, Fresh (Europe, Africa and Middle East)	April 1, 1997

David J. Anderson	Vice President, Asia-Pacific	February 1, 2004

José Antonio Yock	Senior Vice President, Central America	July 20, 1994

José Luis Bendicho	Vice President, South America	March 30, 2000

Sergio Mancilla	Senior Vice President, Shipping Operations	January 4, 1997

Dr. Thomas R Young	Vice President, Research Development & Agricultural Services	January 15, 2001

Bruce A. Jordan	Vice President, General Counsel and Secretary	September 3, 2002

Marissa R. Tenazas	Vice President, Human Resources	May 1, 1999

Antolin D. Saiz	Vice President, Internal Audit	May 24, 1999

Amir Abu-Ghazaleh	Director	December 20, 1996

Maher Abu-Ghazaleh	Director	December 20, 1996

Salvatore H. Alfiero	Director	December 6, 2002

Edward L. Boykin	Director	November 1, 1999

John H. Dalton	Director	May 11, 1999

Kathryn E. Falberg	Director	December 6, 2002

(1)	Officers who held positions with us prior to December 20, 1996 held those positions with Fresh Del Monte Produce N.V.

     Mohammad Abu-Ghazaleh – Chairman of the Board, Director and Chief Executive Officer. Mr. Abu-Ghazaleh has served as our Chairman of the Board of Directors and Chief Executive Officer since December 1996. He is also the Chairman and Chief Executive Officer of IAT Group Inc. Mr. Abu-Ghazaleh was President and Chief Executive Officer of United Trading Company from 1986 to 1996. Prior to that time, he was Managing Director of Metico from 1967 to 1986.

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

     Bryce Edmonson — Senior Vice President, North America Sales and Product Management. Mr. Edmonson has served as our Senior Vice President, North America Sales and Product Management since February 1997, he was our Vice President-Sales and Marketing for North America from September 1995 to January 1997, and our Director of Del Monte melon operations from 1990 to 1995. From 1987 to 1990, Mr. Edmonson was our Director of North American Product Management.

     Jean-Pierre Bartoli — Senior Vice President, Fresh (Europe, Africa and Middle East). Mr. Bartoli has served as our Senior Vice President, Fresh (Europe, Africa and Middle East) since April 1997. Prior to that time, he served as our Financial Director for the European and African region from 1990 to 1997. Mr. Bartoli held various financial positions in our European operations from 1983 to 1990.

     David J. Anderson — Vice President, Asia-Pacific. Mr. Anderson has served as our Vice President, Asia-Pacific since February 2004, and he has served as our Vice President, N.A. Production from December 2001 to January 2004. Prior to that time, he was an agribusiness consultant for Development Alternatives, Inc. of Bethesda, Maryland from 1995 to 2001 in Ecuador, Sri Lanka and Bolivia. Prior to 1995, Mr. Anderson held various executive positions with major fresh produce companies in Thailand, the Philippines, Dominican Republic, Costa Rica and Brazil.

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

     Dr. Thomas R Young — Vice President, Research, Development and Agricultural Services. Dr. Young served as our Vice President, Research, Development and Agricultural Services since January 2001. From 1975 to December 2000, he served in a variety of Research and Development positions with Syngenta Corporation, formerly Novartis Crop Protection coordinating national and international research programs involving plant disease control on vegetable, field, fruit and ornamental crops.

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

     Amir Abu-Ghazaleh — Director. Mr. Abu-Ghazaleh has served as our Director since December 1996. He is currently the General Manager of Abu-Ghazaleh International Company and has held this position since 1987.

     Maher Abu-Ghazaleh — Director. Mr. Abu-Ghazaleh has served as our Director since December 1996. He is presently the Managing Director of Suma International General Trading and Contracting Company. Prior to this, he served as the General Manager of Metico from 1975 to 1995.

     Salvatore H. Alfiero — Director. Mr. Alfiero has served as our Director since December 2002. In May 2001, Mr. Alfiero founded Protective Industries, LLC and currently serves as its Chairman and Chief Executive Officer. In March 1969, Mr. Alfiero founded Mark IV Industries, Inc. and served as its Chairman and Chief Executive Officer until its sale in September 2000. Mr. Alfiero also serves on the Board of Directors of The Phoenix Companies, HSBC Bank USA, HSBC Bank North America and Southwire Company.

     Edward L. Boykin — Director. Mr. Boykin has served as our Director since November 1999. Following a 30-year career with Deloitte & Touche, Mr. Boykin retired in 1991 and is currently a private consultant. Mr. Boykin also serves on the board of Blue Cross and Blue Shield of Florida, Inc.

     John H. Dalton — Director. Mr. Dalton has served as our Director since May 1999. He is the President of the Housing Policy Council of the Financial Service Roundtable. Formerly, he was President of IPG Photonics Corporation. He has held three presidential appointments. Mr. Dalton served as Secretary of the Navy from July 1993 through November 1998. He served as a member and Chairman of the Federal Home Loan Bank Board from December 1979 through July 1981. Mr. Dalton held the position of President of the Government National Mortgage Association of the U.S. Department of

Housing and Urban Development from April 1977 through April 1979. Mr. Dalton also serves on the Board of Directors of Trans Technology, Inc., eSpeed, Inc., and IPG Photonics Corporation.

     Kathryn E. Falberg — Director. Ms. Falberg has served as our Director since December 2002. She was a senior executive at Amgen, a leading biotechnology company, from 1995 to 2001, serving in various financial capacities including Senior Vice President and Chief Financial Officer from 1998 to 2001. From October 2001 to April 2002 she was a financial consultant for Inamed, a medical device company, and from May 2002 to July 2002 she served as its Chief Financial Officer. Prior to joining Amgen, Ms. Falberg was a financial executive with Applied Magnetics Corporation, serving as Chief Financial Officer and Treasurer. Ms. Falberg currently serves on the board of directors of Human Genome Sciences.

     Mr. Mohammad Abu-Ghazaleh, Mr. Amir Abu-Ghazaleh and Mr. Maher Abu-Ghazaleh are brothers and, together with other members of the Abu-Ghazaleh family, are shareholders of IAT Group, Inc., our principal shareholder, which controls our company.

Compensation

     The aggregate compensation expense with respect to services rendered by all directors and senior management of our Company as a group during 2004 was $10.6 million. In addition, there was $2.5 million in stock option compensation to the directors and senior management during 2004 as a result of stock option exercises. Included in the $10.6 million was an incentive payment made under an agreement that provides for annual incentive payments equal to the sum of (a)(i) 2% of the amount of our consolidated net income up to $20 million, and (a)(ii) 1 1/2% of the amount of our consolidated net income above $20 million. Starting in fiscal year 2003 and subsequent years, aggregate compensation expense includes (b) an incentive payment made under a program providing for annual incentive payments of up to 150% of annual compensation based on earnings per share, return on equity and revenue growth and (c) performance incentive payments providing for payment of up to 25% in 2003 and 30% in 2004 of annual compensation based on achievement of performance objectives.

     In 2004, we contributed or accrued an aggregate of $57,000 for the accounts of our executive officers under an incentive savings and security plan (the “Savings Plan”). The Savings Plan is a defined contribution pension plan that is qualified under Section 401(k) of the Internal Revenue Code of 1986. We make matching contributions for the accounts of participants in the Savings Plan generally equal to 50% of the contributions made by each such participant to the Savings Plan up to 6% of an employee’s compensation.

Board Practices

     Our board of directors is divided into three classes, as nearly equal in number as possible, with one class being elected at each year’s annual general meeting of shareholders (“annual meeting”). Mr. Maher Abu-Ghazaleh and Ms. Kathryn E. Falberg are in the class of directors whose term expires at the 2005 annual meeting. Mr. Mohammad Abu-Ghazaleh, Mr. Hani El-Naffy and Mr. John H. Dalton are in a class of directors whose term expires at the 2006 annual meeting. Mr. Amir Abu-Ghazaleh, Mr. Edward L. Boykin and Mr. Salvatore H. Alfiero are in the class of directors whose term expires at the 2007 annual meeting. At each annual meeting, successors to the class of directors whose term expires at such meeting will be elected to serve for three-year terms and until their successors are elected and qualified.

     Our board of directors has established a compensation committee and an audit committee whose members are comprised solely of directors independent of our management. The compensation committee reviews our general compensation structure, reviews and recommends the compensation and benefits of directors and the chief executive officer, and recommends policies relating to our benefit plans. The audit committee oversees the engagement of our independent auditors and the work of our internal auditors, and, together with our independent auditors and internal auditors, reviews our accounting practices, internal accounting controls and financial results. The audit committee members are Mr. Edward L. Boykin (audit committee financial expert), Mr. John H. Dalton and Ms. Kathryn E. Falberg. The compensation committee members are Mr. Salvatore H. Alfiero, Ms. Kathryn E. Falberg and Mr. John H. Dalton. There are no contracts providing benefits upon termination to any director.

Employees

     At year-end 2004, we employed a total of approximately 35,000 persons worldwide, substantially all of who are year-round employees. Approximately 70% of these persons are employed in production locations, of which the majority, are unionized. In addition, we employed approximately 2,600 temporary workers during 2004, primarily in our U.S. fresh-cut operations.

     We believe that our overall relationship with our employees and unions is satisfactory.

Share Ownership

     Share Ownership of Directors and Senior Management

     As of February 28, 2005, the aggregate number of our ordinary shares owned by our directors and senior management was 4,146,225. This number includes vested and exercisable options to purchase an aggregate of 182,700 ordinary shares under our Option Plans. Except as disclosed in Item 7 below, each director and member of senior management individually owns less than 1% of our outstanding ordinary shares (including for these purposes, ordinary shares subject to currently exercisable options to purchase ordinary shares).

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

     The following table shows all options for ordinary shares outstanding as of February 28, 2005 under the 1997 and 1999 Plans:

Number of Options
Outstanding	Exercise Price Per Share	Expiration Date
30,000	$14.22	May 2009
15,000	$15.69	March 2009
12,000	$8.38	November 2009
31,000	$9.28	November 2009
207,556	$5.95	April 2011
60,000	$22.01	December 2012
246,700	$19.76	February 2013
20,000	$25.83	February 2014
161,000	$23.82	April 2014
37,500	$32.28	February 2015

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

     In our Memorandum and Articles of Association, our authorized share capital consists of 200,000,000 ordinary shares having a par value of $0.01 per share, of which 57,719,574 shares were issued and outstanding as of February 28, 2005, and 50,000,000 preferred shares having a par value of $0.01 per share, none of which have been issued. Major shareholders do not have different voting rights than other shareholders.

     The following table sets forth certain information as of February 28, 2005, with respect to each shareholder known to us to own more than 5% of our ordinary shares and with respect to the ownership of ordinary shares by all our directors and officers as a group. The information in the table has been calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934.

Person or Group	Number of Shares Owned	Percent of Class
IAT Group Inc.(1)(2)	25,180,636	43.6%

Sumaya Abu-Ghazaleh (2)(3)(5)	25,180,636	43.6%

Mohammad Abu-Ghazaleh (2)(4)(5)	27,575,541	47.8%

Oussama Abu-Ghazaleh (2)(4)(5)	25,963,875	45.0%

Maher Abu-Ghazaleh (2)(3)(5)	25,853,875	44.8%

Amir Abu-Ghazaleh (2)(3)(5)	26,240,017	45.5%

Fatima Abu-Ghazaleh(2)(3)(5)	25,180,636	43.6%

Nariman Abu-Ghazaleh(2)(3)(5)	25,180,636	43.6%

Maha Abu-Ghazaleh(2)(3)(5)	25,180,636	43.6%

Wafa Abu-Ghazaleh(2)(3)(5)	25,180,636	43.6%

Hanan Abu-Ghazaleh(2)(3)(5)	25,180,636	43.6%

All directors and officers as a group (19 persons) (6)	29,326,861	50.8%

(1)	The registered office address of IAT Group Inc. is c/o Walker, Walker House, Mary Street, P.O. Box 908 GT, George Town, Grand Cayman, Cayman Islands.

(2)	Sumaya Abu-Ghazaleh beneficially owns 12.5% of IAT Group Inc.’s outstanding voting equity securities, each of Mohammad Abu-Ghazaleh, Oussama Abu-Ghazaleh, Maher Abu-Ghazaleh and Amir Abu-Ghazaleh beneficially owns 20.2% of IAT Group Inc.’s outstanding voting equity securities, and each of Fatima Abu Ghazaleh, Nariman Abu-Ghazaleh, Maha Abu-Ghazaleh, Wafa Abu-Ghazaleh and Hanan Abu-Ghazaleh beneficially owns 1.34% of IAT Group Inc.’s outstanding voting equity securities. Individually, no Abu- Ghazaleh family member owns a controlling interest in IAT Group Inc.; however, because each of the IAT Group Inc. shareholders votes with other family members, the Abu-Ghazaleh family jointly controls IAT Group Inc. As a result, the individual Abu-Ghazaleh family members may be deemed to beneficially own the ordinary shares directly owned by IAT Group Inc. and to share voting and dispositive power with respect to the ordinary shares directly owned by IAT Group Inc. However, because no one individual Abu-Ghazaleh family member owns a controlling interest in IAT Group Inc., but rather the family members must act in concert to control IAT Group Inc., no individual Abu-Ghazaleh family member has the sole power to vote or to direct the voting of, the sole power to dispose or to direct the disposition of, any ordinary shares directly owned by IAT Group Inc.

(3)	The business address of Sumaya Abu-Ghazaleh, Maher Abu-Ghazaleh, Amir Abu-Ghazaleh, Fatima Abu Ghazaleh, Nariman Abu-Ghazaleh, Maha Abu-Ghazaleh, Wafa Abu-Ghazaleh, and Hanan Abu-Ghazaleh is c/o Ahmed Abu-Ghazaleh & Sons Co. Ltd., No. 18, Hamariya Fruit & Vegetable Market, Dubai, United Arab Emirates.

(4)	The business address of Mohammad Abu-Ghazaleh and Oussama Abu-Ghazaleh is c/o Del Monte Fresh Produce (Chile) S.A., Avenida Santa Maria 6330, Vitacura, Santiago, Chile.

(5)	Includes 25,180,636 ordinary shares owned directly by IAT Group Inc., which each of the named individuals may be deemed to beneficially own indirectly by virtue of their ownership interest in IAT Group Inc.

(6)	Includes (1) 25,180,636 shares owned directly by IAT Group Inc., which each of Mohammad Abu-Ghazaleh, Maher Abu-Ghazaleh and Amir Abu-Ghazaleh may be deemed to beneficially own indirectly by virtue of his ownership interest in IAT Group Inc., (2) an aggregate of 4,146,225 shares owned directly by certain directors and officers and (3) an aggregate of 182,700 ordinary shares subject to vested and currently exercisable options held by certain directors and officers.

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

     We purchase melons, pineapples and related services from unconsolidated subsidiaries in the ordinary course of business. These transactions were conducted at arms-length. In 2004, 2003 and 2002, purchases from these unconsolidated companies totaled $54.7 million, $57.6 million and $55.3 million, respectively.

     Sales to Ahmed Abu-Ghazaleh & Sons Company and Suma Fruit International, related parties through common ownership, were $33.5 million, $28.7 million and $21.1 million in 2004, 2003 and 2002, respectively.

     Through December 31, 2002, our products were distributed in Northern Europe by Interfrucht, an unconsolidated subsidiary. Sales to this distributor amounted to $81.9 million in 2002.

     During 2004 and 2003, we incurred expenses of $1.0 million and $1.2 million, respectively, for air transportation services for chartering of an aircraft that is indirectly owned by our chief executive officer. The rates charged for these transportation services were comparable to the market rates charged to other unrelated companies for the use of a similar aircraft. We plan to continue to charter this aircraft in 2005.

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

Borrowers:	Fresh Del Monte Produce Inc.; Del Monte Fresh Produce International Inc.; Del Monte Fresh Produce N.A., Inc., Fresh Del Monte Ship Holdings Ltd., Del Monte Fresh Produce B.V., Del Monte Fresh Produce (UK)) Ltd., Del Monte Foods International Ltd., Del Monte International Inc., and Del Monte Europe Ltd.

Lenders:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A., “Rabobank Nederland,” New York Branch (“Rabobank”); Union Bank of California, N.A.; Nordea Bank Finland PLC, New York Branch; Wachovia Bank; Bank of America; Harris Trust and Savings Bank; ING Capital LLC; CoBank, ACB; JPMorganChase Bank; AG First Farm Credit Bank; SunTrust Bank N.A.; U.S. Bank N.A.; Farm Credit of Wichita; Farm Credit Services of America PCA; FCS Commercial Finance Group; Farm Credit West, PCA; First Farm Credit Services, FPCA; Farm Credit Services of Mid America, PCA, Greenstone Farm Credit Services, ACA/FLCA; American AgCredit, PCA; and PCA Farm Credit Bank of Texas.

Agent:	Rabobank.

Facility:	$600 million revolving credit facility including a letter of credit facility of up to $100 million; a swing line facility of up to $15 million; and a Hedge Agreement and foreign exchange contract facility; and an Incremental Term loan commitment of $400 million.

Purpose:	For general corporate purposes.

Guarantors:	Obligations under the facility are guaranteed by Fresh Del Monte Produce N.V.; Del Monte Fresh Produce B.V.; Del Monte Fresh

Produce (Asia-Pacific) Limited; Del Monte BVI Limited; Compañia de Desarrollo Bananero de Guatemala, S.A.; Del Monte Fresh Produce Company; FDM Holdings Limited; Corporación de Desarrollo Agricola Del Monte S.A.; Fresh Del Monte Produce (Canada), Inc.; Del Monte Fresh Produce (Southeast) Inc.; Del Monte Fresh Produce (West Coast), Inc. , Del Monte Fresh Produce (Texas), Inc., Del Monte Fresh Produce (Kansas City) Inc.; Del Monte Fresh Packaged Produce (UK) Ltd.; Global Reefer Carriers, Ltd.; Wafer Limited; Del Monte Fresh Produce (Chile) S.A.; Fresh Del Monte Japan Company Ltd.; Del Monte Fresh Produce Brasil Ltda.; Del Monte Foods Northern Europe Ltd.and each Borrower.

Maturity Date:	Earlier of (1) November 10, 2009 or (2) termination of the facility commitment pursuant to the New Credit Facility.

Interest Rate:	Base Rate advances bear interest at the greater of (1) Rabobank’s base rate from time to time and (2) 0.50% per annum above the Federal Funds Rate plus a spread that varies between 0.0% and 0.750%. LIBOR advances bear interest at a rate based on the Official BBA LIBOR fixings plus a spread that varies between 0.500% and 2.000%. The spread for LIBOR advances is determined quarterly based on the level of our leverage ratio at the end of each fiscal quarter along with the three immediately preceding fiscal quarters and was 1.87% for the fourth quarter of 2004.

Commitment Fee:	Varies between 0.125% and 0.40% per annum on the average daily unused commitment, payable quarterly in arrears. The rate is determined quarterly based on the level of our leverage ratio.

Collateral:	The revolving credit facility is collateralized directly or indirectly by substantially all of our assets and our material subsidiaries.

Financial Covenants:	The following financial covenants apply to Fresh Del Monte and our subsidiaries:

Maximum Leverage Ratio. Maintenance of a ratio of Consolidated Total Debt to Consolidated EBITDA for each fiscal quarter along with the three immediately preceding completed fiscal quarters, of not more than 3.40 to 1.0.

Minimum Tangible Net Worth. Maintenance of Consolidated Tangible Net Worth as of the end of each fiscal quarter of not less than the sum of (1) $640,554,000 plus (2) 50% of our cumulative Consolidated Net Income for fiscal quarters ending on and after September 24, 2004.

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

Certain Other Covenants:	Other covenants applicable to the Borrowers include limitations on liens, the incurrence or prepayment of debt, the payment of dividends, mergers and similar transactions, sales of assets, investments, amendments to the constituent documents; a requirement to pledge the inventory, receivables and intellectual property of and equity interests in any subsidiary that becomes a Material Subsidiary; pre-acquisition compliance certification with certain financial and other covenants on Investments in excess of US$100,000,000; and a negative pledge.

Events of Default:	Events of Default include non-payment, material misrepresentation, covenant default, cross-default, unenforceability of Security or Loan documents, bankruptcy and insolvency, certain judgments, a Change in Control and certain Employee Retirement Income Security Act events.

Governing Law:	The laws of the State of New York.

     Pursuant to the New Credit Facility as amended, the Borrowers and their subsidiaries generally are prohibited from:

•	incurring debt and related liens, with certain limited exceptions;

•	declaring or making Restricted Payments including direct or indirect distribution, dividend, payment of a management or similar fee, or other payment to any Person on account of any interest in, or shares of Stock or other securities, of such Person, or

•	declaring or making any Restricted Purchase, including any payment by any Person on account of the purchase, redemption, or other acquisition or retirement of any shares of Stock or other securities of such Person; provided however, that

So long as there is no continuing default under the New Credit Facility as amended and no default would result, we may declare and pay dividends and distributions in cash solely out of and up to 70% of our net income (computed on a non-cumulative, consolidated basis in accordance with U.S. generally accepted accounting principles, or GAAP) for the fiscal year immediately preceding the year in which the dividend or distribution is paid; and

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

     On February 16, 1999, two of our U.S. subsidiaries were served in the Philippines in an action entitled Davao Banana Plantation Workers’ Association of Tiburcia, Inc. v. Shell Oil Co., et al. The action is brought by the Banana Workers’ Association (the “Association”) on behalf of its 34,852 members for injuries they allege to have incurred as a result of DBCP exposure. Approximately 13,000 members of the Association claim employment on a farm that was under contract to one of our subsidiaries at the time of DBCP use. Our subsidiaries filed motions to dismiss and for reconsideration on jurisdictional grounds, which were denied. Accordingly, our subsidiaries answered the complaint denying all of the plaintiff’s allegations. Our subsidiaries believe that they have substantial defenses to the claims asserted by the Association. On October 3, 2002, the Philippine Court of Appeals ruled that the method of service used by the Association to serve the defendants was improper and dismissed the Association’s complaint. As a result of this decision, the trial court suspended the proceedings indefinitely. The Association filed a motion for reconsideration of the dismissal of its complaint, which remains pending.

     Our U.S. subsidiaries have not settled the DBCP claims of approximately 3,500 claimants represented by different counsel who filed actions in Mississippi in 1996 and Hawaii in 1997. Each of those actions was dismissed by a federal district court on grounds of forum non conveniens in favor of the courts of the plaintiffs’ home countries and appealed by the plaintiffs. As a result of the dismissal of the Hawaiian actions, several Costa Rican and Guatemalan individuals have filed the same type of actions in those countries. The Guatemalan action was dismissed for plaintiff’s failure to prosecute the action. On January 19, 2001, the Court of Appeals for the Fifth Circuit affirmed the dismissal of our subsidiaries for forum non conveniens and lack of personal jurisdiction for the Mississippi actions, and on October 1, 2001, the United States Supreme Court denied plaintiffs’ petition for an appeal. On April 22, 2003, the Hawaiian plaintiffs’ appeal of the dismissal was affirmed by the Supreme Court of the United States, thereby remanding the action to the Hawaiian State Court.

     On October 19, 2000, the Court of Appeals for the Fifth Circuit affirmed the dismissal of 23 non-settling defendants who had filed actions in the United States District Court in Houston, Texas. As a result, the 23 plaintiffs who did not accept the settlement are precluded from filing any new DBCP actions in the United States.

     On June 19, 1995, a group of several thousand plaintiffs in an action entitled Lucas Pastor Canales Martinez, et al. v. Dow Chemical Co. et al. sued one of our U.S. subsidiaries along with several other defendants in the District Court for the Parish of St. Charles, Louisiana, asserting claims similar to those arising in the Texas cases due to the alleged exposure to DBCP. That action was removed to the United States District Court in New Orleans and was subsequently remanded in September 1996. Our subsidiary has answered the complaint and asserted substantial defenses. Following the decision of the United States Court of Appeals for the Fifth Circuit in the Texas actions, this action was re-removed to federal court in November 2000. Our subsidiary has settled with all but 13 of the Canales Martinez plaintiffs. On October 25, 2001, defendants filed a motion to dismiss the action on grounds of forum non conveniens in favor of plaintiffs’ home countries. On July 16, 2002, the district court denied that motion and the defendants filed a motion requesting immediate review by the Court of Appeals, which was denied by the district court on August 21, 2002. On August 28, 2002, defendants filed a petition for writ of mandamus before the Court of Appeals with respect to the district court’s denial of defendants’ motion to dismiss the action on grounds of forum non conveniens. As a result of the Supreme Court’s decision in the Hawaiian action, the district court remanded these actions to state court in Louisiana.

     On November 15, 1999, one of our subsidiaries was served in two actions entitled, Godoy Rodriguez, et al. v. AMVAC Chemical Corp., et al. and Martinez Puerto, et al. v. AMVAC Chemical Corp., et al., in the 29th Judicial District Court for the Parish of St. Charles, Louisiana. These actions were removed to federal court, where they have been consolidated. These actions are brought on behalf of claimants represented by the same counsel who filed the Mississippi and Hawaii actions as well as a number of the claimants who have not accepted the settlement offer. As a result of the Supreme Court’s decision in the Hawaiian action, the district court remanded these actions to state court in Louisiana. At this time, it is not known how many of the 2,962 Godoy Rodriguez and Martinez Puerto plaintiffs are claiming against our subsidiaries.

     On October 14, 2004, two of our subsidiaries were served with a complaint in an action styled Angel Abarca, et al. v. Dole Food Co., et al. filed originally in the Superior Court of the State of California for the County of Los Angeles on behalf of more than 2,600 Costa Rican banana workers who claim injury from exposure to DBCP. On October 8, 2004 (prior to service on our subsidiaries), a co-defendant removed the action to the United States District Court for the Central District of California. An initial review of the plaintiffs in the Abarca action denotes that a substantial number of said plaintiffs were claimants in prior DBCP actions in Texas and may have participated in the settlement thereof.

     Former Shareholders Litigation

     On November 13, 2002, Eastbrook Caribe A.V.V., an Aruba company, which claims to be an assignee of certain individuals and entities purporting to be former indirect shareholders of our predecessor, filed in the Supreme Court of the State of New York (Trial Court), County of New York, a summons with notice purporting to assert claims against us, one of our subsidiaries and one of our certain current and former directors, officers and shareholders and our predecessor (the “New York Complaint”). On April 16, 2003, Fresh Del Monte was served with the New York Complaint in this matter.

     On December 30, 2002, we were served with a complaint filed on December 18, 2002 in the Circuit Court of the 11th Judicial Circuit in and for Miami-Dade County, Florida by 11 Mexican individuals and corporations, who claim to have been former indirect shareholders of our predecessor, against us, and certain of our current and former directors, officers and shareholders of us and our predecessor (the “Florida Complaint”).

     The New York Complaint and the Florida Complaint both allege that instead of proceeding with a prospective buyer who offered superior terms, the former chairman of our predecessor and majority shareholder, agreed to sell our predecessor to its current majority shareholder at a below market price as the result of commercial bribes allegedly paid by our majority shareholder and chief executive officer to our predecessor’s former chairman. On February 20, 2003, we filed a motion to dismiss the Florida Complaint and the oral argument was heard on June 19, 2003. On July 22, 2003, the court granted in part and denied in part our motion to dismiss the Florida Complaint. The court dismissed two of the eleven counts of the Florida Complaint. On January 10, 2005, the court entered a scheduling order providing that all pre-trial motions be filed by May 9, 2005 and set a tentative date for trial for the two week period commencing on May 23, 2005. On May 19, 2003, we filed a motion to dismiss the New York Complaint which was granted by the court on January 13, 2004. On October 14, 2004, the Appellate Division of the New York State Supreme Court affirmed the dismissal of the New York Complaint. We believe that the allegations of the remaining Florida Complaint are entirely without merit.

     Class Action Litigation

     On April 16, 2004, four fruit wholesalers filed a consolidated complaint against two of our subsidiaries in the United States District Court for the Southern District of New York. The plaintiffs claim to have purchased Del Monte Gold™ pineapples from our subsidiaries. This consolidated action is brought as a putative class action on behalf of all direct purchasers of the Del Monte Gold™ pineapples from March 1, 1996 through the present. The court directed the plaintiffs to file a new consolidated complaint, which was filed on August 2, 2004 and consists of the four entities and two individual consumers which had filed their complaints in the federal court for the Southern District of New York. In addition to these six actions, four other actions (as described below) were transferred to the United States District Court for the Southern District of New York by the Judicial Panel on Multidistrict Litigation (“JPML”). The new consolidated complaint alleges claims for: (1) monopolization and attempted monopolization; (2) restraint of trade; (3) unfair and deceptive trade practices; and (4) unjust enrichment.

     On March 5, 2004, an alleged individual consumer filed a putative class action complaint against our subsidiaries in the state court of Tennessee on behalf of consumers who purchased the Del Monte Gold™ pineapples in Tennessee from March 1, 1996 to May 6, 2003. The complaint alleges violations of the Tennessee Trade Practices Act and the Tennessee Consumer Protection Act. On April 14, 2004, our subsidiaries removed this action to federal court. The plaintiffs filed a motion for remand to state court which was granted by the court on July 7, 2004. This action will now proceed in the state court of Tennessee.

     On March 17, 2004, an alleged individual consumer filed a putative class action complaint against us and our subsidiaries in the state court of California on behalf of residents of California who purchased (other than for re-sale) the Del Monte Gold™ pineapple between March 1, 1996 and May 6, 2003. The complaint alleges violations of the Cartwright Act; unfair competition in violation of the California Business and Professional Code; common law monopolization and unjust enrichment. On April 19, 2004, we removed this action to federal court. The plaintiffs filed a motion for remand to state court which was granted by the court on July 8, 2004. This action will now proceed in the state court of California. We filed a motion to dismiss which is pending before the court. On October 29, 2004 we filed a motion to dismiss the plaintiff’s complaint which was granted in part and denied in part. The court dismissed plaintiff’s unjust enrichment and disgorgement claims. Plaintiff filed an amended complaint on January 4, 2005, and Fresh Del Monte filed a motion to dismiss the amended complaint which remains pending.

     On March 18, 2004, two alleged individual consumers filed putative class action complaints against us and our subsidiaries in the state courts of California on behalf of residents of California who purchased (other than for re-sale) the Del Monte Gold™ pineapple between March 1, 1996 and May 6, 2003. The complaints allege common law monopolization; unfair competition in violation of the California Business and Professional Code; unjust enrichment and violations of the Consumer Legal Remedies Act. On April 19, 2004, we removed these actions to federal court. The plaintiffs filed a motion for remand to the state court of California and we opposed that motion. In addition, our subsidiaries filed a motion to stay the actions which was granted by the federal court. Accordingly, our subsidiaries response to the complaint is not due until 30 days after the resolution of plaintiffs’ motion to remand. On October 25, 2004, this action was transferred to the United States District Court for the Southern District of New York by the JPML. The plaintiffs have not sought to activate their motions to remand and we contend that they have waived their right to do so.

     On April 19, 2004, an alleged individual consumer filed a putative class action complaint against our subsidiaries in the state court of Florida on behalf of Florida residents who purchased (other than for re-sale) the Del Monte Gold™ pineapple between March 1, 1996 and May 6, 2003. The complaint alleges fraudulent concealment/tolling of statute of limitations, violations of the Florida Deceptive and Unfair Trade Practices Act and unjust enrichment. On May 11, 2004, our subsidiaries removed this action to federal court. The plaintiffs filed a motion for remand to state court and our subsidiaries opposed that motion. The court granted plaintiff’s motion to remand. The case will now proceed in state court of Florida. On October 27, 2004, we filed a motion to dismiss the plaintiff’s complaint which remains pending.

     On April 29, 2004, an alleged individual consumer filed a putative class action complaint against our subsidiaries in the state court of Arizona on behalf of residents of Arizona who purchased (other than for re-sale) Del Monte Gold™ between November 1997 and January 2003. The complaint alleges monopolization and attempted monopolization in violation of the Arizona Consumer Fraud Act, and unjust enrichment in violation of the common law. On May 24, 2004, our subsidiaries removed this action to federal court. The plaintiffs filed a motion for remand and our subsidiaries opposed that motion. Our subsidiaries are not required to respond to the complaint until 20 days after the resolution of plaintiffs’ motion to remand. On October 25, 2004, this action was transferred to the United States District Court for the Southern District of New York by the JPML. The plaintiff has activated its motion for remand with the JPML.

     On July 2, 2004, an alleged individual consumer filed a putative class action which was served on August 24, 2004 against our subsidiaries in the state court of Nevada on behalf of residents of Nevada who purchased (other than for re-sale) Del Monte Gold™ pineapples between November 1997 and January 2003. The complaint alleges restraint of trade in violation of Nevada statutes, common law monopolization and unjust enrichment. On September 13, 2004, our subsidiaries removed this action to federal court. The plaintiff has opposed the motion to remand. On November 15, 2004, this action was transferred to the United States District Court for the Southern District of New York by the JPML. The plaintiff has activated its motion for remand with the JPML.

     We intend to vigorously defend against all of the above matters. At this time, we are not able to evaluate the likelihood of a favorable or unfavorable outcome in any of the above-described matters. Accordingly, we are not able to estimate the range or amount of loss, if any, on any of the above-described matters and no accruals or expenses have been recorded as of December 31, 2004, except as related to the Kunia Well Site discussed below.

     Kunia Well Site

     In 1980, elevated levels of certain chemicals were detected in the soil and ground water at a plantation leased by one of our U.S. subsidiaries in Honolulu, Hawaii (“Kunia Well Site”). Shortly thereafter, our subsidiary discontinued the use of the Kunia Well Site and provided an alternate water source to area well users and the subsidiary commenced its own voluntary cleanup operation. In 1993, the Environmental Protection Agency (“EPA”) identified the Kunia Well Site for potential listing on the National Priorities List (“NPL”) under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended. On December 16, 1994, the EPA issued a final rule adding the Kunia

Well Site to the NPL. On September 28, 1995, our subsidiary entered into an order (the “Order”) with the EPA to conduct the remedial investigation and the feasibility study of the Kunia Well Site. Under the terms of the Order, our subsidiary submitted a remedial investigation report in November 1998 and a final draft feasibility study in December 1999 (which was updated from time to time) for review by the EPA. The EPA approved the remedial investigation report in February 1999 and the feasibility study on April 22, 2003.

     As a result of communications with the EPA in 2001, we recorded a charge of $15.0 million in the third quarter of 2001 to increase the recorded liability to the estimated expected future cleanup cost for the Kunia Well Site to $19.1 million. Based on conversations with the EPA in the third quarter of 2002 and consultation with our legal counsel and other experts, we recorded a charge of $7.0 million during the third quarter of 2002 to increase the accrual for the expected future clean up costs for the Kunia Well Site to $26.1 million. As of December 31, 2004, there is $24.1 million included in other long-term liability for the Kunia well site clean-up.

     On September 25, 2003, the EPA issued the Record of Decision (“ROD”). The EPA estimates in the ROD that the remediation costs associated with the clean up of the Kunia Well Site will range from $12.9 million to $25.4 million and will last approximately 10 years. Certain portions of the EPA’s estimates have been discounted using a 5% interest rate. The undiscounted estimates are between $14.8 million to $28.7 million. On January 13, 2004, the EPA deleted a portion of the Kunia Well Site (Northeast section) from the NPL. Our subsidiary intends to negotiate a consent decree with the EPA for the performance of the clean up work during the first quarter of 2005. It is estimated that a consent decree with the EPA will be submitted to the United States District Court for the District of Hawaii during the second quarter of 2005.

     Other

     In addition to the foregoing, we are involved from time to time in various claims and legal actions incident to our operations, both as plaintiff and defendant. In the opinion of management, after consulting with legal counsel, none of these other claims are currently expected to have a material adverse effect on us.

Dividend Policy

     In 2004, we paid regular quarterly cash dividends of $0.20 per share for a total of $0.80 per share for the year. Because we are an exempted holding company, our ability to pay dividends and to meet our debt service obligations depends primarily on receiving sufficient funds from our subsidiaries. Pursuant to our New Credit Facility, we may declare and pay dividends and distributions in cash solely out of and up to 50% of our net income for the fiscal year immediately preceding the year in which the dividend or distribution is paid; provided that we may declare dividends in cash solely out of and up to 70% of our net income for the fiscal year immediately preceding the year in which the dividend or distribution is paid if after giving effect to such dividend payment we have a leverage ratio of 2.50 to 1.00 for such fiscal year. It is possible that countries in which one or more of our subsidiaries are located could institute exchange controls, which could prevent those subsidiaries from remitting dividends or other payments to us.

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

     The following table presents the high and low sales prices of our ordinary shares for the periods indicated as reported on the New York Stock Exchange Composite Tape:

	High	Low
Five most recent financial years
Year ended December 29, 2000	$9.94	$3.38
Year ended December 28, 2001	$15.95	$4.56
Year ended December 27, 2002	$29.20	$13.70
Year ended December 26, 2003	$28.35	$15.12
Year ended December 31, 2004	$29.63	$22.62

2003
First quarter	$21.25	$15.29
Second quarter	$25.57	$15.12
Third quarter	$28.35	$24.95
Fourth quarter	$27.31	$22.90

2004
First quarter	$27.99	$23.33
Second quarter	$25.98	$22.62
Third quarter	$27.65	$24.36
Fourth quarter	$29.63	$24.77

Most recent six months
September 2004	$26.70	$24.36
October 2004	$26.38	$24.77
November 2004	$27.70	$26.15
December 2004	$29.63	$27.23
January 2005	$32.20	$28.31
February 2005	$33.74	$29.71

     As of December 31, 2004, there were 57,690,074 ordinary shares outstanding. As of February 28, 2005, we believe that holders in the United States held approximately 42% of the outstanding ordinary shares.

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

     We are also subject to the NYSE listing standards, although, because we are a foreign private issuer, those standards are considerably different from those applied to U.S. companies. Under the NYSE rules, we need only (i) establish an independent audit committee that has specified responsibilities as described in the following table; (ii) provide prompt certification in writing by our chief executive officer after any executive officer becomes aware of any material non-compliance with any corporate governance rules; (iii) submit annual and interim written affirmations (in a form determined by the NYSE) with respect to our audit committee and (iv) provide a brief description of significant differences between our corporate governance practices and those followed by U.S. companies. We do, in fact, conform to many of the requirements applicable to U.S. companies. The following table compares our practices to those required of U.S. companies.

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

• The non-management directors of each company must meet at regularly scheduled executive sessions without management.	•	Our independent directors meet periodically without management directors.

Compensation Committee

• Listed companies must have a compensation committee composed entirely of independent board members as defined by the NYSE listing standards.	•	Our compensation committee has three members, all of whom are independent within the meaning of the NYSE standards.

• The committee must have a written charter that addresses its purpose and responsibilities.	•	Our compensation committee (i) reviews the Company’s general compensation structure; and (ii) reviews and recommends the compensation and benefits of directors
These responsibilities include (i) reviewing and approving corporate goals and objectives relevant to CEO compensation; (ii) evaluating CEO performance and compensation in light of such goals and objectives for the CEO; (iii) based on such evaluation, reviewing and approving CEO compensation levels; (iv) recommending to the board non-CEO compensation, incentive compensation plans and equity-based plans; and (v) producing a report on executive compensation as required by the Securities and Exchange Commission to be included in the company’s annual proxy statement or annual report. The committee must also conduct an annual performance self-evaluation.		and the chief executive officer, subject to ratification by the Board of Directors. The compensation committee also acts as the administrator for our 1997 and 1999 Share Incentive Plans and reviews and recommends approval of all periodic filings in respect of executive and other compensation required to be made by us with the SEC.

Audit Committee

• Listed companies must have an audit committee that satisfies the requirements of	•	We have an audit committee meeting the requirements of Rule 10A-3.

Standard for U.S. Listed Companies	Fresh Del Monte Practice
Rule 10A-3 under the Securities Exchange Act. The rule requires that the audit committee (i) be comprised entirely of independent directors; (ii) be directly responsible for the appointment, compensation and oversight of the independent auditor; (iii) adopt procedures for the receipt and treatment of complaints with respect to accounting and auditing issues; (iv) be authorized to engage independent counsel and other advisors it deems necessary in performing its duties; and (v) be given sufficient funding by the board of directors to compensate the independent auditors and other advisors as well as for the payment of ordinary administrative expenses incurred by the committee.	The other required measures under Rule 10A-3, such as the establishment of procedures for receiving complaints and direct oversight over the independent auditors are being implemented. We fully expect to have those measures implemented by July 31, 2005.

• The audit committee must consist of at least three members, and each member must be independent within the meaning established by the NYSE.	•	Our audit committee consists of three members, all of whom are independent within the meaning of the NYSE standards.

• The audit committee must have a written charter that addresses the committee’s purpose and responsibilities.	•	Our audit committee has a charter outlining the committee’s purpose and responsibilities, which are similar in scope to those required of U.S.companies.

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

     Object and Purpose

     Paragraph 3 of our Amended and Restated Memorandum of Association (“Memorandum of Association”) provides that our object and purpose is to perform all corporate activities not prohibited by any law as provided by The Companies Law (2004 Revision).

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

     Ordinary Shares

     Our Memorandum of Association authorizes the issuance of 200,000,000 ordinary shares with a par value of $0.01 per share. Upon issuance and once payment is received, the ordinary shares are fully paid and accordingly no further capital may be called for by us from any holder of the ordinary shares outstanding. Under Cayman Islands law, non-residents may freely hold, vote and transfer ordinary shares in the same manner as Cayman Islands residents, subject to the provisions of The Companies Law (2004 Revision) and the Articles of Association. No Cayman Islands laws or regulations restrict the export or import of capital, or affect the payment of dividends to non-resident holders of the ordinary shares.

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

Exchange Controls

     The Articles of Association authorizes us to issue an aggregate of 200,000,000 ordinary shares with a par value of $0.01 per share and 50,000,000 preferred shares with a par value of $0.01 per share. Of those 200,000,000 authorized ordinary shares, 57,690,074 shares were issued and outstanding as of December 31, 2004, all of which are fully paid or credited as fully paid. Of the 50,000,000 preferred shares, none are issued or outstanding. We may not call for any further capital from any holder of ordinary shares outstanding. Under Cayman Islands law, non-residents of the Cayman Islands may freely hold, vote and transfer our ordinary shares in the same manner as Cayman Islands residents, subject to the provisions of the Companies Law (2004 Revision) and our Articles of Association. No Cayman Islands laws or regulations restrict the export or import of capital or affect the payment of dividends to non-resident holders of ordinary shares.

Taxation

     Cayman Islands

     There is at present no direct taxation in the Cayman Islands on interest, dividends and gains payable to or by us and all such monies will be received free of all such Cayman Islands taxes. Accordingly, U.S. holders of ordinary shares are not presently subject to Cayman Islands income or withholding taxes with respect to such holdings. We are an exempted company incorporated under Cayman Islands law and have obtained an undertaking as to tax concessions pursuant to Section 6 of the Tax Concessions Law (Revised). That undertaking provides that for a period of 20 years from April 22, 1997 (a) no law thereafter enacted in the Cayman Islands imposing any taxes or duty to be levied on profits, income, gains or appreciations shall apply to us or our operations and (b) that no tax to be levied on profits, income, gains or appreciation or which is in the nature of estate duty or inheritance tax shall be payable by us on or in respect of our shares or other obligations.

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

     Distributions paid with respect to ordinary shares to the extent of our current and accumulated earnings and profits as determined under U.S. federal income tax principles (“Taxable Dividends”) will be taxable to you as ordinary income at the time that you receive such amounts. Taxable Dividends generally will be foreign source income and will not be eligible for the dividends-received deduction available to domestic corporations. To the extent amounts paid as distributions on ordinary shares were to exceed our current and accumulated earnings and profits, those amounts would not be Taxable Dividends but instead would be treated first as a tax-free return of capital reducing your basis in your ordinary shares until such basis is reduced to zero, and then as gain from the sale of your ordinary shares. This reduction in basis would increase any capital gain, or reduce any capital loss, realized by you upon the subsequent sale, redemption or other taxable disposition of your ordinary shares.

     We believe we had sufficient current earnings and profits in our 2004 taxable year and that distributions paid with respect to ordinary shares during 2004 therefore should be treated as Taxable Dividends. Although we currently can provide no assurance as to whether we will make distributions on ordinary shares during 2005 or later years, we expect that in the event we make any such distributions, we will have current or accumulated earnings and profits and that any such distributions will be Taxable Dividends.

     Subject to certain exceptions and for so long as ordinary shares continue to be listed on the New York Stock Exchange or otherwise readily tradable on an established securities market in the United States within the meaning of section 1(h)(11)(C)(ii) of the Internal Revenue Code of 1986, as amended, Taxable Dividends received by an individual in respect of ordinary shares before January 1, 2009 will be subject to taxation at a maximum rate of 15 percent. This lower rate applies to a Taxable Dividend only if the ordinary share in respect of which such Taxable Dividend is paid has been held for at least 61 days during the 121 day period beginning 60 days before the ex-dividend date. Periods during which you hedge a position in ordinary shares or related property may not count for purposes of the holding period test. Taxable Dividends also would not be eligible for the lower rate if you elect to take the Taxable Dividends into account as investment income for purposes of limitations on deductions for investment interest. In addition, this lower rate will not apply to a Taxable Dividend if (i) within our taxable year in which such Taxable Dividend is paid, or within our preceding taxable year, we are, or were, a passive foreign investment company (“PFIC”), and (ii) for Taxable Dividends paid in the 2004 taxable year, we were a foreign personal holding company (“FPHC”) or a Foreign Investment Company (“FIC”) for U.S. federal income tax purposes with respect to our 2003 or 2004 taxable year. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not a PFIC, FPHC or FIC for U.S. federal income tax purposes with respect to our 2003 or 2004 taxable years. In addition, based on our audited financial statements and current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market data, we do not anticipate becoming a PFIC for our 2005 taxable year, although we can provide no assurances in this regard. You should consult your own tax adviser regarding the availability of the reduced dividend rate in light of your own particular circumstances.

     Upon a sale, exchange or other taxable disposition of ordinary shares, you generally will recognize gain or loss for federal income tax purposes in an amount equal to the difference between (1) the sum of the amount of cash and the fair market value of any property you receive and (2) your tax basis in the ordinary shares that are disposed. Such gain or loss will generally be long-term capital gain or loss if you have held the ordinary shares for more than one year. Net long-term capital gain recognized by an individual U.S. holder before January 1, 2009 generally will be subject to taxation at a maximum rate of 15 percent. The deductibility of net capital losses is subject to limitations. Any gain generally will be treated as U.S. source income.

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

Exchange Rate Risk

     Because we conduct our operations in many areas of the world involving transactions denominated in a variety of currencies, our results of operations as expressed in dollars may be significantly affected by fluctuations in rates of exchange between currencies. These fluctuations could be significant. Approximately 43% of our net sales in 2004 were received in currencies other than the dollar. We generally are unable to adjust our non-dollar local currency sales prices to reflect changes in exchange rates between the dollar and the relevant local currency. As a result, changes in exchange rates between the euro, Japanese yen, British pound or other currencies in which we receive sale proceeds and the dollar have a direct impact on our operating results. There is normally a time lag between our sales and collection of the related sales proceeds, exposing us to additional currency exchange rate risk.

     To reduce currency exchange rate risk, we generally exchange local currencies for dollars promptly upon receipt. We periodically enter into currency forward contracts and options as a hedge against a portion of our currency exchange rate exposures; however, we may decide not to enter into these contracts during any particular period. As of December 31, 2004, we had several foreign currency cash flow hedges outstanding. The fair value of these hedges as of that date was a net liability of $30.2 million.

     The results of a hypothetical 10% strengthening in the average value of the dollar during 2004 relative to the other currencies in which a significant portion of our net sales are denominated would have resulted in a decrease in net sales of approximately $104 million for the year ended December 31, 2004. This calculation assumes that each exchange rate would change in the same direction relative to the dollar. In addition to the direct effects of changes in exchange rates quantified above, changes in exchange rates also affect the volume of sales. Our sensitivity analysis of the effects of changes in currency exchange rates does not factor in a potential change in sales levels or any offsetting gains on currency forward contracts.

Interest Rate Risk

     As described in Note 13 of the notes to our audited consolidated financial statements, our indebtedness is both variable and fixed rate.

     At December 31, 2004, our variable rate long-term debt had a carrying value of $332.1 million. The fair value of the debt approximates the carrying value because the variable rates approximate market rates. A 10% increase in the interest rate for 2004 would have resulted in a negative impact of approximately $0.2 million on our results of operations for the year ended December 31, 2004.

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

Item 15. Controls and Procedures

     As of December 31, 2004, we carried out an evaluation, under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2004, our disclosure controls and procedures are effective in providing reasonable assurance that information relating to us that is required to be included in our periodic filings with the SEC is recorded, processed, summarized and reported as and when required. There has been no change in our internal control over financial reporting during the last fiscal year that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

     Our Board of Directors has determined that Edward L. Boykin is our “audit committee financial expert” within the meaning of applicable law.

Item 16B. Code of Ethics

     We have adopted a Code of Conduct and Business Ethics Policy (“Code of Conduct”) that applies to our principal executive officer, principal financial officer and principal accounting officer as well as all our directors, other officers and employees. This Code of Conduct can be found on our website, at www.freshdelmonte.com.

Item 16C. Principal Accountant Fees and Services

Fees and Services

     The following table discloses the aggregate fees paid to our principal independent auditor for each of the last two fiscal years and briefly describes the services performed:

(U.S. dollars in millions)	2003		2004	Description of Services

Audit Fees	$1.5		$2.6	Audit of consolidated financial statements and statutory audits of subsidiaries
Audit-Related Fees	0.3		0.6	Employee benefits plans and Mergers and Acquisitions due diligence
Tax Fees	0.4	(1)	0.1	Tax return preparation, tax planning and tax compliance

Total Fees	$2.2		$3.3

(1)	Includes fees for certain cash handling services related to payment of corporate income and business taxes to Chinese tax authorities on our behalf from 1999 until August 2003. The fees paid by us to Ernst & Young for these services were insignificant. In 2004, Ernst & Young advised the Company’s audit committee that such services were not permitted under the SEC’s auditor independence rules and, therefore, raised matters to consider Ernst & Young’s independence with respect to its performance of audit services. Ernst & Young has informed the Company and the Company’s audit committee that it has concluded that its impartiality and objectivity were unaffected by the provision of the services and that the services performed have not impaired its independence with respect to performance of its audit services. The Company’s audit committee and Ernst & Young have discussed Ernst & Young’s independence with respect to the Company in light of the foregoing, and the audit committee also concluded that Ernst & Young’s independence with respect to the Company was not impaired.

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

Item 16D. Exemption from the Listing Standards for Audit Committees

          Not applicable.

Item 16E. Purchases of Equity Securities

          There are no purchases of equity securities.

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

2.9	Eighth Amendment dated as of October 29, 1999 among Fresh Produce (UK) Ltd., Wafer Limited, Del Monte Fresh Produce International Inc., Del Monte Fresh Produce N.A., Inc., Fresh Del Monte Produce Inc., Global Reefer Carriers, Ltd., the banks, financial institutions and other institutional lenders a party to the Revolving Credit Agreement dated as of May 19, 1998 (incorporated by reference from Exhibit 4.17 to our 2000 Annual Report on Form 20-F).

2.10	Ninth Amendment and Consent dated as of May 10, 2000 among Del Monte Fresh Produce (UK) Ltd., Wafer Limited, Del Monte Fresh Produce International Inc., Del Monte Fresh Produce N.A., Inc., Fresh Del Monte Produce Inc., Global Reefer Carriers, Ltd., the banks, financial institutions and other institutional lenders a party to the Revolving Credit Agreement dated as of May 19, 1998 (incorporated by reference from Exhibit 4.18 to our 2000 Annual Report on Form 20-F).

2.11	Tenth Amendment and Consent dated as of September 25, 2000 among Del Monte Fresh Produce (UK) Ltd., Wafer Limited, Del Monte Fresh Produce International Inc., Del Monte Fresh Produce N.A., Inc., Fresh Del Monte Produce Inc., Global Reefer Carriers, Ltd., banks, financial institutions and other institutional lenders a party to the Revolving Credit Agreement dated as of May 19, 1998 (incorporated by reference from Exhibit 4.19 to our 2000 Annual Report on Form 20-F).

2.12	Eleventh Amendment and Consent dated as of November 15, 2002 among Del Monte Fresh Produce (UK) Ltd., Wafer Limited, Del Monte Fresh Produce International Inc., Del Monte Fresh Produce N.A., Inc., Fresh Del Monte Produce Inc., Global Reefer Carriers, Ltd., banks, financial institutions and other institutional lenders a party to the Revolving Credit Agreement dated as of May 19, 1998.

4.1	License Agreement, dated as of December 5, 1989, between Del Monte Corporation and Wafer Limited (the “DMC-Wafer License”) (incorporated by reference from Exhibit 10.3 to our Registration Statement on Form F-1 (File No. 333-7708)).

4.2	License Agreement, dated as of December 5, 1989, between Del Monte Corporation and Del Monte Tropical Fruit Company, North America (the “NAJ License”) (incorporated by reference from Exhibit 10.4 to our Registration Statement on Form F-1 (File No. 333-7708)).

4.3	License Agreement, dated as of December 5, 1989, between Del Monte Corporation and Del Monte Fresh Fruit International, Inc. (incorporated by reference from Exhibit 10.5 to our Registration Statement on Form F-1 (File No. 333-7708)).

4.4	Amendment No. 1 to DMC-Wafer License, dated as of October 12, 1992, between Del Monte Corporation and Wafer Limited (incorporated by reference from Exhibit 10.6 to our Registration Statement on Form F-1 (File No. 333-7708)).

4.5	Amendment No. 1 to NAJ License, dated as of October 12, 1992, between Del Monte Corporation and Del Monte Fresh Produce N.A., Inc. (incorporated by reference from Exhibit 10.7 to our Registration Statement on Form F-1 (File No. 333-7708)).

4.6	Amendment No. 1 to Direct DMC-DMFFI License, dated as of October 12, 1992, between Del Monte Corporation and Del Monte Fresh Produce International, Inc. (incorporated by reference from Exhibit 10.8 to our Registration Statement on Form F-1 (File No. 333-7708)).

4.7	Registration Rights Agreement dated as of October 15, 1997 by and between Fresh Del Monte and FG Holdings Limited (incorporated by reference from Exhibit 10.9 to our Registration Statement on Form F-1 (File No. 333-7708)).

4.8	Strategic Alliance Agreement dated as of August 29, 1997 by and between the Registrant and IAT Group Inc. (incorporated by reference from Exhibit 10.10 to Registration Statement on Form F-1 (File No. 333-7708) filed by Fresh Del Monte Produce Inc.)

4.9	Fresh Del Monte Produce Inc. 1997 Share Incentive Plan (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-8 (File No. 333-7870)).

4.10	Fresh Del Monte Produce Inc. Post-Effective Amendment No. 1 to Form S-8 (File No. 333-7870).

4.11	Fresh Del Monte Produce Inc. 1999 Share Incentive Plan (incorporated by reference to Exhibit 4 to the Company’s Registration Statement on Form S-8 (File No. 333-10400)).

4.12	Amendment No. 1 to the Fresh Del Monte Produce Inc. 1999 Share Incentive Plan (incorporated by reference to Exhibit 4 to the Company’s Registration Statement on Form S-8 (File No. 333-87606).

4.13	Standard Fruit and Vegetable Co., Inc. Stock Purchase Agreement, dated as of January 27, 2003, between Del Monte Fresh Produce N.A., Inc and Standard Fruit and Vegetable Co., Inc. et al. (incorporated by reference from Exhibit 4.13 to our 2002 Annual Report on Form 20-F).

4.14	Amended and Restated Credit Agreement dated as of March 21, 2003 by and among Fresh Del Monte Produce Inc. and certain subsidiaries named herein, as borrowers, the lenders named herein, as lenders, Harris Trust and Savings Bank,as syndication agent, Ing Capital LLC, as documentation agent and Cooperatieve Centrale Raiffeisen-Bocrenleenbank B.A., “Rabobank Nederland” New York Branch as administrative agent. (incorporated by reference as the exhibit to our first quarter 2002 report on form 6-K).

4.15	First Amendment to Amended and Restated Credit Agreement Effective as of January 27, 2004. (incorporated by reference from Exhibit 4.15 of our Annual Report on Form 20-F for the year ended December 26, 2003).

4.16	Second Amendment to Amended and Restated Credit Agreement Effective as of June 24, 2004.*

4.17	Third Amendment to Amended and Restated Credit Agreement dated as of November 9, 2004.*

4.18	Preliminary Sales and Purchase Agreement dated between Cirio Del Monte N.V., Cirio Del Monte Italia S.p.A. and Fresh Del Monte Produce N.V. dated July 15, 2004.*

8.1	List of Subsidiaries.*

12.1	Certification of Chief Executive Officer filed pursuant to 17 CFR 240.13a-14(a).*

12.2	Certification of Chief Financial Officer filed pursuant to 17 CFR 240.13a-14(a).*

13.1	Certification of Chief Executive Officer and Chief Financial Officer furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. Section 1350.*

15.1	Consent of Independent Registered Public Accounting Firm (incorporated on page S-1).*

* Filed herewith

SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized this Annual Report on Form 20-F or amendments thereto to be signed on its behalf by the undersigned.

FRESH DEL MONTE PRODUCE INC.

Date: March 7, 2005	By:	/s/ HANI EL-NAFFY

Hani El-Naffy
President and Chief Operating Officer

	By:	/s/ JOHN F. INSERRA

John F. Inserra
Executive Vice President and
Chief Financial Officer

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
Fresh Del Monte Produce Inc.

We have audited the accompanying consolidated balance sheets of Fresh Del Monte Produce Inc. (the “Company”) and subsidiaries as of December 31, 2004 and December 26, 2003, and the related consolidated statements of income, cash flows and shareholders’ equity for each of the years ended December 31, 2004, December 26, 2003 and December 27, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Fresh Del Monte Produce Inc. and subsidiaries at December 31, 2004 and December 26, 2003, and the consolidated results of their operations and their cash flows for each of the years ended December 31, 2004, December 26, 2003 and December 27, 2002, in conformity with United States generally accepted accounting principles.

As discussed in Note 8 to the consolidated financial statements, on December 29, 2001, the Company changed its method of accounting for goodwill and other intangible assets to conform to Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.”

/s/ Ernst & Young LLP
Certified Public Accountants

Miami, Florida
March 3, 2005

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES
_______

CONSOLIDATED BALANCE SHEETS
(U.S. dollars in millions, except share and per share data)

	December 31,	December 26,
	2004	2003
Assets
Current assets:
Cash and cash equivalents	$42.1	$51.0
Trade accounts receivable, net of allowance of $20.2 and $17.1, respectively	276.0	195.2
Advances to growers and other receivables, net of allowance of $20.7 and $13.3, respectively	54.7	41.1
Inventories	347.3	215.1
Deferred income taxes	3.8	3.0
Prepaid expenses and other current assets	18.4	7.6

Total current assets	742.3	513.0

Investments in and advances to unconsolidated companies	15.5	18.2
Property, plant and equipment, net	914.7	741.0
Deferred income taxes	33.4	27.5
Other noncurrent assets	103.4	23.0
Goodwill	248.7	168.5

Total assets	$2,058.0	$1,491.2

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable and accrued expenses	$398.3	$325.8
Current portion of long-term debt and capital lease obligations	15.8	14.0
Deferred income taxes	14.1	8.4
Income taxes payable	14.2	21.7

Total current liabilities	442.4	369.9

Long-term debt and capital lease obligations	347.7	29.5
Retirement benefits	96.0	55.1
Other noncurrent liabilities	41.7	59.4
Deferred income taxes	53.0	31.4

Total liabilities	980.8	545.3

Minority interests	8.0	3.7

Commitments and contingencies	—	—

Shareholders’ equity:
Preferred shares, $0.01 par value; 50,000,000 shares authorized; none issued or outstanding	—	—
Ordinary shares, $0.01 par value; 200,000,000 shares authorized; 57,690,074 and 57,282,518 issued and outstanding	0.6	0.6
Paid-in capital	376.9	367.3
Retained earnings	714.6	621.4
Accumulated other comprehensive loss	(22.9)	(47.1)

Total shareholders’ equity	1,069.2	942.2

Total liabilities and shareholders’ equity	$2,058.0	$1,491.2

See accompanying notes.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES
_______

CONSOLIDATED STATEMENT OF INCOME
(U.S. dollars in millions, except share and per share data)

	Year ended
	December 31,	December 26,	December 27,
	2004	2003	2002
Net sales	$2,906.0	$2,486.8	$2,090.5
Cost of products sold	2,641.3	2,158.6	1,753.8

Gross profit	264.7	328.2	336.7

Selling, general and administrative expenses	131.0	107.8	102.7
Provision for Kunia Well Site	—	—	7.0
Asset impairment charges	5.4	—	12.6

Operating income	128.3	220.4	214.4

Interest expense	(9.0)	(7.3)	(15.7)
Interest income	0.8	0.8	0.7
Other income, net	6.9	28.4	20.5

Income before (benefit from) provision for income taxes and cumulative effect of change in accounting principle	127.0	242.3	219.9

(Benefit from) provision for income taxes	(12.2)	15.9	18.6

Income before cumulative effect of change in accounting principle	139.2	226.4	201.3
Cumulative effect of change in accounting principle	—	—	(6.1)

Net income	$139.2	$226.4	$195.2

Net income per ordinary share — Basic:
Income before cumulative effect of change in accounting principle	$2.42	$4.00	$3.63
Cumulative effect of change in accounting principle	—	—	(0.11)

Net income per ordinary share — Basic	$2.42	$4.00	$3.52

Net income per ordinary share — Diluted:
Income before cumulative effect of change in accounting principle	$2.41	$3.95	$3.56
Cumulative effect of change in accounting principle	—	—	(0.11)

Net income per ordinary share — Diluted	$2.41	$3.95	$3.45

Dividends declared per ordinary share	$0.80	$0.45	$0.20

Weighted average number of ordinary shares:
Basic	57,487,131	56,539,691	55,445,106

Diluted	57,803,158	57,346,377	56,538,659

See accompanying notes.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES
_______

CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in millions)

	Year ended
	December 31,	December 26,	December 27,
	2004	2003	2002
Operating activities:
Net income	$139.2	$226.4	$195.2
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	69.9	61.3	59.4
Amortization of debt issue costs	1.0	1.7	2.3
Non-cash stock-based compensation expense	—	—	0.9
Cumulative effect of change in accounting principle	—	—	6.1
Provision for Kunia Well Site	—	—	7.0
Asset impairment charges	5.4	—	12.6
Reversal of accrual for U.S. tax contingency	(18.0)	—	—
Gain on sale of equity investment	—	(5.5)	(8.7)
Equity in earnings of unconsolidated companies	—	(1.2)	2.9
Deferred income taxes	7.8	(1.1)	(0.4)
Other, net	(1.4)	(7.0)	(7.5)
Changes in operating assets and liabilities, net of acquisitions:
Receivables	(28.3)	(5.7)	(17.0)
Inventories	(14.1)	(23.2)	(11.5)
Prepaid expenses and other current assets	(6.5)	1.9	—
Accounts payable and accrued expenses	(4.5)	18.4	54.6
Other noncurrent assets and liabilities	6.5	(2.0)	12.3

Net cash provided by operating activities	157.0	264.0	308.2

Investing activities:
Capital expenditures	(94.0)	(58.1)	(63.4)
Proceeds from sale of equity investments	—	12.8	30.0
Proceeds from sale of assets	2.4	1.5	6.8
Purchase of subsidiaries, net of cash acquired	(320.1)	(115.8)	(41.9)
Dividends received from unconsolidated subsidiaries	0.1	0.5	3.6
Other investing activities, net	(0.4)	(0.3)	(3.4)

Net cash used in investing activities	(412.0)	(159.4)	(68.3)

Financing activities:
Proceeds from long-term debt	545.1	344.9	346.5
Payments on long-term debt	(238.8)	(397.6)	(601.8)
Payments on debt of acquired subsidiary	(24.0)	—	—
Payments on short-term borrowings	—	—	(3.5)
Proceeds from stock options exercised	4.4	12.0	24.8
Payments of dividends	(46.0)	(25.5)	(11.1)

Net cash provided by (used in) financing activities	240.7	(66.2)	(245.1)

Effect of exchange rate changes on cash	5.4	3.1	1.7

Net increase (decrease) in cash and cash equivalents	(8.9)	41.5	(3.5)
Cash and cash equivalents, beginning	51.0	9.5	13.0

Cash and cash equivalents, ending	$42.1	$51.0	$9.5

Non-cash financing and investing activities:
Purchases of assets under capital lease obligations	$7.2	$7.2	$11.9

See accompanying notes.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES
_______

CONSOLIDATED STATEMENTS OF SHAREHOLDER’S EQUITY
(U.S. dollars in millions, except share data)

					Accumulated
	Ordinary				Other	Total
	Shares	Ordinary	Paid-in	Retained	Comprehensive	Shareholders’
	Outstanding	Shares	Capital	Earnings	Loss	Equity
Balance at December 28, 2001	54,091,650	$0.5	$329.7	$236.4	$(16.1)	$550.5
Exercises of stock options	2,114,362	0.1	24.7	—	—	24.8
Non-cash compensation			0.9	—	—	0.9
Dividends declared	—	—	—	(11.1)	—	(11.1)
Comprehensive income:
Net income	—	—	—	195.2	—	195.2
Unrealized loss on derivatives , net of reclassification for losses of $5.5 included in net income	—	—	—	—	(2.8)	(2.8)
Net foreign currency translation adjustment	—	—	—	—	3.2	3.2
Additional minimum pension liability	—	—	—	—	(1.2)	(1.2)

Comprehensive income						194.4

Balance at December 27, 2002	56,206,012	0.6	355.3	420.5	(16.9)	759.5
Exercises of stock options	1,076,506	—	12.0	—	—	12.0
Dividends declared	—	—	—	(25.5)	—	(25.5)
Comprehensive income:
Net income	—	—	—	226.4	—	226.4
Unrealized loss on derivatives , net of reclassification for losses of $27.7 included in net income	—	—	—	—	(29.7)	(29.7)
Net foreign currency translation adjustment	—	—	—	—	0.4	0.4
Additional minimum pension liability	—	—	—	—	(0.9)	(0.9)

Comprehensive income						196.2

Balance at December 26, 2003	57,282,518	0.6	367.3	621.4	(47.1)	942.2
Exercises of stock options	407,556	—	4.4	—	—	4.4
Tax benefit on stock options	—	—	5.2	—	—	5.2
Dividends declared	—	—	—	(46.0)	—	(46.0)
Comprehensive income:
Net income	—	—	—	139.2	—	139.2
Unrealized loss on derivatives , net of reclassification for losses of $37.7 included in net income	—	—	—	—	7.9	7.9
Net foreign currency translation adjustment	—	—	—	—	16.7	16.7
Additional minimum pension liability	—	—	—	—	(0.4)	(0.4)

Comprehensive income						163.4

Balance at December 31, 2004	57,690,074	$0.6	$376.9	$714.6	$(22.9)	$1,069.2

See accompanying notes.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES
_______

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. General

Fresh Del Monte Produce Inc. (“Fresh Del Monte”) was incorporated under the laws of the Cayman Islands on August 29, 1996 and is 43.7% owned by IAT Group Inc., which is 100% beneficially owned by members of the Abu-Ghazaleh family. In addition, members of the Abu-Ghazaleh family directly own 8.5% of the outstanding ordinary shares of Fresh Del Monte.

Fresh Del Monte and its subsidiaries are engaged primarily in the worldwide production, transportation and marketing of fresh produce. Fresh Del Monte and its subsidiaries source their products, bananas, pineapples, melons and non-tropical fruit (including grapes, citrus, apples, pears, peaches, plums, nectarines, apricots and kiwi), plantains, Vidalia® sweet onions, tomatoes, potatoes and various greens, primarily from Central, South and North America and the Philippines. Fresh Del Monte also sources products from North America, Africa and Europe and distributes its products in Europe, the Asia-Pacific region and South America. Products are sourced from company-owned farms, through joint venture arrangements and through supply contracts with independent growers.

With the acquisition of Del Monte Foods Europe (“Del Monte Foods”) on October 1, 2004, Fresh Del Monte became a vertically integrated producer, marketer and distributor of prepared fruit and vegetables, juices, snacks and desserts and holds a perpetual, royalty-free license to use the Del Monte® brand for processed and/or canned foods throughout Europe, Africa and the Middle East. See note 3, “Acquisitions and Disposition”.

2. Summary of Significant Accounting Policies

Variable Interest Entities

In January 2003, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 46, Consolidation of Variable Interest Entities (revised December 2003) (“FIN 46R”), which requires variable interest entities (“VIE”) to be consolidated by their primary beneficiaries. A primary beneficiary is the party that absorbs a majority of the entity’s expected losses or receives a majority of the entity’s expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity.

After adopting FIN 46R in the first quarter of 2004, Fresh Del Monte concluded that its investment in Davao Agricultural Ventures Corporation (“Davco”), a previously unconsolidated 40% equity investment, fit the definition of a VIE pursuant to FIN 46R and began fully consolidating Davco. Financial statements of Fresh Del Monte for periods prior to March 2004 were not restated to reflect this change for the consolidation of Davco. See note 5, “Investments in Unconsolidated Companies” and note 6, “Variable Interest Entity”.

Principles of Consolidation

The consolidated financial statements include the accounts of Fresh Del Monte, its majority owned subsidiaries, which Fresh Del Monte controls, and a VIE. Fresh Del Monte’s fiscal year end is the last Friday of the calendar year or the first Friday subsequent to the end of the calendar year, whichever is closest to the end of the calendar year. All significant intercompany accounts and transactions have been eliminated in consolidation.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES
_______

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Use of Estimates

Preparation of the financial statements in conformity with United States of America generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Cash and Cash Equivalents

Fresh Del Monte classifies as cash equivalents all highly liquid investments with a maturity of three months or less at the time of purchase.

Trade Receivables and Concentrations of Credit Risk

Trade receivables are recognized on Fresh Del Monte’s accompanying consolidated balance sheets at fair value. Fresh Del Monte performs ongoing credit evaluations of its customers and adjusts credit limits based upon payment history and the customers’ credit worthiness, as determined by its review of their current credit information. Fresh Del Monte continuously monitors collections and payments from its customers and maintains a provision for estimated credit losses based upon its historical experience, specific customer collection issues that it has identified and reviews of agings of trade receivables based on contractual terms. Fresh Del Monte generally does not require collateral on trade accounts receivable. No single customer’s receivable balance is considered to be large enough to pose a significant credit risk to Fresh Del Monte.

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

Investments in Unconsolidated Companies

Investments in unconsolidated companies are accounted for under the equity method of accounting for investments of 20% or more in companies over which Fresh Del Monte does not have control except for Davco. See note 5, “Investments in Unconsolidated Companies”.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation is recorded following the straight-line method over the estimated useful lives of the assets, which range from 10 to 40 years for buildings, 5 to 20 years for ships and containers, 2 to 20 years for machinery and equipment, 5 to 7 years for furniture, fixtures and office

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES
_______

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS(continued)

equipment and 5 to 10 years for automotive equipment. Leasehold improvements are amortized over the life of the lease, or the related asset, whichever is shorter. When assets are retired or disposed of, the costs and accumulated depreciation or amortization are removed from the respective accounts and any related gain or loss is recognized. Maintenance and repairs are charged to expense as incurred. Significant expenditures, which extend the useful lives of assets, are capitalized. Interest is capitalized as part of the cost of construction. Costs related to land improvements for bananas, pineapples and non-tropical fruit and other agricultural projects are deferred during the formative stage and are amortized over the estimated life of the project.

Purchase Accounting

Pursuant to SFAS 141, “Business Combinations’, Fresh Del Monte allocates the purchase price to the fair values of assets it acquires based on appraisals from third parties as well as on certain internally generated information. Fresh Del Monte records exit costs and other related liabilities in connection with business combinations pursuant to EITF No. 95-3, “Recognition of Liabilities in Connection with a Purchase Business Combination”, Fresh Del Monte estimates the economic lives of certain acquired assets and these lives are used to calculate depreciation and amortization expense in periods subsequent to acquisitions. Estimates are revised, if necessary, in subsequent periods not exceeding one year, when pending information, if any, becomes available.

Goodwill

Fresh Del Monte’s goodwill represents the excess of the purchase price over the fair value of the net assets of acquired businesses. Pursuant to Statement of Financial Accounting Standards (“SFAS”) No. 142, “Accounting for Goodwill and Other Intangible Assets,” Fresh Del Monte ceased amortizing goodwill effective December 29, 2001.

Fresh Del Monte assesses goodwill for impairment with the assistance of an independent valuation form on an annual basis on the first day of the fourth quarter of each fiscal year, or sooner if events indicate such a review is necessary. Based on this valuation, Fresh Del Monte determined that no impairment of these assets existed as of December 31, 2004. As of December 31, 2004, Fresh Del Monte is not aware of any items or events that would cause us to adjust the recorded value of goodwill for impairment. Potential impairment exists if the fair value of a reporting unit to which goodwill has been allocated, is less than the carrying value of the reporting unit. The amount of the impairment to recognize, if any, is calculated as the amount by which the carrying value of the goodwill exceeds its implied value. Fresh Del Monte assesses goodwill at the component level, which is one level below its operating segments. Future changes in the estimates used to conduct the impairment review, including revenue projections, market values and changes in the discount rate used could cause the analysis to indicate that Fresh Del Monte’s goodwill is impaired in subsequent periods and result in a write-off of a portion of all of goodwill. The discount rate used is based on independently calculated risks, fresh Del Monte’s capital mix and an estimated market premium. The assumptions used in estimating revenue projections are consistent with internal planning.

As prescribed by SFAS No. 142, Fresh Del Monte completed the transitional goodwill impairment test by the second quarter of 2002. This review resulted in a non-cash impairment charge of $6.1 million for goodwill related to the other fresh produce reporting segment. This non-cash charge has been accounted for as a cumulative effect of a change in accounting principle in the accompanying consolidated statement of income for the year ended December 27, 2002.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES
_______

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

There are numerous uncertainties and inherent risks in conducting business, such as but not limited to general economic conditions, actions of competitors, ability to manage growth, actions of regulatory authorities, pending investigations and/or litigation, customer demand and risk relating to international operations. Adverse effects from these risks may result in adjustments to the carrying value of Fresh Del Monte’s assets and liabilities in the future including, but not necessarily limited to, goodwill.

Long-Lived Assets

Fresh Del Monte reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the carrying amount of an asset exceeds the asset’s fair value, Fresh Del Monte measures and records an impairment loss for the excess. An asset’s fair value is assessed by either determining the expected future undiscounted cash flow of the asset or by independent appraisal. Fresh Del Monte’s long-lived assets are primarily composed of property, plant and equipment and intangible assets other than goodwill. Intangible assets other than goodwill are composed of both those that are being amortized, including banana licenses and non-compete agreements, and an indefinite-life intangible of a perpetual, royalty-free brand name license related to the acquisition of Del Monte Foods. See note 3, “Acquisitions and Disposition”.

Fresh Del Monte recorded charges related to impairment of long-lived assets in both 2004 and 2002. Based on continued operating losses and discontinued product lines in the United Kingdom, the United States and Brazil, related to the other fresh produce and banana categories, certain machinery and equipment was written down to its estimated fair value. As a result, a charge of $5.4 million for impairment of long-lived assets was recorded in 2004. Based on the then continued operating losses and decline in the estimated fair value of certain distribution facilities and other property in South Africa, South America and Central America, primarily related to the other fresh produce segment, a charge of $12.6 million for impairment of long-lived assets was recorded in 2002. Such charges are included under the caption “Asset impairment charges” in the accompanying consolidated statements of income for the years ended December 31, 2004 and December 27, 2002, respectively. The estimated fair value of the related assets was based on either discounted future cash flows or appraisals from independent third parties.

There are numerous uncertainties and inherent risks in conducting business, such as but not limited to general economic conditions, actions of competitors, ability to manage growth, actions of regulatory authorities, pending investigations and/or litigation, customer demand and risk relating to international operations. Adverse effects from these risks may result in adjustments to the carrying value of Fresh Del Monte’s assets and liabilities in the future including, but not necessarily limited to, long-lived assets.

Revenue Recognition

Revenue is recognized on sales of products when the customer receives title to the goods, generally upon delivery and when collectibility is reasonably assured.

Cost of Products Sold

Cost of products sold includes the cost of produce, packaging materials, labor, depreciation, overhead, transportation and other distribution costs, including handling costs incurred to deliver fresh produce or prepared products to customers.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES
_______

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Advertising and Promotional Costs

Fresh Del Monte expenses advertising and promotional costs as incurred.

Debt Issue Costs

Debt issue costs relating to long-term debt are amortized over the term of the related debt instrument using the straight-line method as the costs are primarily related to the revolving credit facility and are included in other assets. Debt issue cost amortization, which is included in interest expense, was $1.0 million, $1.7 million and $2.3 million, respectively for 2004, 2003 and 2002.

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

Fresh Del Monte recorded a $20.6 million net benefit in the 2004 third quarter, primarily due to the reversal of tax contingency accruals net of changes in deferred tax assets for the settlement of a U.S. federal income tax audit for the years 1997 through 2001. See note 12, “Provision for Income Taxes”.

Environmental Remediation Liabilities

Losses associated with environmental remediation obligations are accrued when such losses are probable and can be reasonably estimated. Fresh Del Monte recorded a provision of $7.0 million in 2002, related to the environmental remediation for the Kunia Well Site. See note 18, “Litigation”.

Currency Translation

For Fresh Del Monte’s operations in countries that are not highly inflationary and where the functional currency is other than the U.S. dollar, balance sheet amounts are translated using the exchange rate in effect at the balance sheet date. Income statement amounts are translated monthly using the average exchange rate for the respective month. The gains and losses resulting from the changes in exchange rates from year-to-year are recorded as a component of accumulated other comprehensive income or loss as currency translation adjustments.

For Fresh Del Monte’s operations where the functional currency is the U.S. dollar or where the operations are located in highly inflationary countries, non-monetary balance sheet amounts are translated at historical exchange rates. Other balance sheet amounts are translated at the exchange rates in effect at the balance sheet date. Income statement accounts, excluding those items of income and expenses that relate to non-monetary assets and liabilities, are translated at the average exchange rate for the month. These remeasurement adjustments are included in the determination of net income under the caption “Other income, net.”

Other income, net in the accompanying consolidated statements of income includes $9.3 million, $7.2 million and $6.7 million in net gains on foreign exchange for 2004, 2003 and 2002, respectively. These amounts include the effect of foreign currency remeasurement, realized foreign currency transaction gains and losses and changes in the value of foreign currency denominated accounts receivable and accounts payable and related forward contracts.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES
_______

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Other Income, Net

In addition to foreign currency translation gains and losses, other income, net, primarily consists of equity in earnings of unconsolidated companies, gains and losses from sales of investments and property, plant and equipment, gains from recoveries under insurance policies and other items of non-operating income and expenses.

Stock-Based Compensation

Fresh Del Monte uses the intrinsic value method to account for employee stock options as prescribed in APB 25, “Accounting for Stock Issued to Employees”, and discloses information regarding the pro forma effect on net income and earnings per share determined as if Fresh Del Monte had accounted for its employee stock options under the fair value method prescribed by SFAS 123, “Accounting for Stock-Based Compensation.” The fair values of the outstanding options are estimated at the date of grant using the Black-Scholes option valuation model. Although it is a widely-used model for estimating the fair value of stock options issued to employees for the pro forma disclosures required by SFAS 123, the Black-Scholes option valuation model was initially developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable and requires the input of highly subjective assumptions, including the expected volatility of an entity’s stock price. Because Fresh Del Monte’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a single measure of the fair value of its employee stock options.

The weighted-average fair value of each option granted during 2004, 2003 and 2002 is estimated at $9.53, $7.54 and $9.16, respectively, on the date of grant using the following assumptions in 2004, 2003 and 2002, respectively: dividend yield of 3.30%, 1.80% and 3.36%; expected volatility of 0.545, 0.531 and 0.535; risk free interest rate of 3.61%, 2.35% and 3.00%; and expected lives of two to five years.

For purposes of pro forma disclosures, the estimated fair value of the options is assumed to be amortized to expense over the options’ vesting period. The following information shows the effect on net income and earnings per share as if Fresh Del Monte had accounted for stock options issued to employees using the fair value method in 2004, 2003 and 2002 (U.S. dollars in millions, except share and per share data):

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES
_______

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

	Year ended
	December 31,	December 26,	December 27,
	2004	2003	2002
Reported net income	$139.2	$226.4	$195.2
Non-cash compensation expense under intrinsic value method	—	—	0.9
Stock-based compensation expense under fair value method	(0.9)	(3.4)	(3.0)

Net income, pro forma	$138.3	$223.0	$193.1

Net income per ordinary share, reported:
Basic	$2.42	$4.00	$3.52

Diluted	$2.41	$3.95	$3.45

Weighted average ordinary shares, reported:
Basic	57,487,131	56,539,691	55,445,106

Diluted	57,803,158	57,346,377	56,538,659

Net income per ordinary share, proforma:
Basic	$2.41	$3.94	$3.48

Diluted	$2.39	$3.89	$3.42

Weighted average ordinary shares, proforma:
Basic	57,487,131	56,539,691	55,445,106

Diluted	57,754,766	57,346,377	56,538,659

Because the exercise price of Fresh Del Monte’s employee stock options equaled the market price of the underlying stock on the date of grant, no compensation expense was recorded for stock options issued to employees during 2004, 2003 and 2002 in connection with the 1997 Plan and the 1999 Plan. Compensation expense of $0.9 million was recorded for the year ended December 27, 2002 related to a modification of terms for stock options previously granted to a director.

See note 16, “Stock Based Compensation” for more information.

Derivative Financial Instruments

Fresh Del Monte recognizes derivative financial instruments as either assets or liabilities on the accompanying consolidated balance sheets at fair value and accounts for those derivative financial instruments designated as hedging instruments depending on the nature of the hedge relationship. A fair value hedge requires that the effective portion of the change in the fair value of a derivative financial instrument be offset against the change in the fair value of the underlying asset, liability, or firm commitment being hedged through earnings. A cash flow hedge requires that the effective portion of the change in the fair value of a derivative instrument be recognized in other comprehensive income, a component of shareholders’ equity, and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The ineffective portion of a derivative financial instrument’s

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES
_______

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

change in fair value is immediately recognized in earnings. Terminations of derivative financial instruments designated as hedges are immediately recognized in earnings.

Reclassifications

Certain amounts from 2003 and 2002 have been reclassified to conform to the 2004 presentation.

New Accounting Pronouncements

In March 2004, the FASB’s Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 03-01, “The Meaning of Other-Than-Temporary Impairments and Its Application to Certain Investments.” EITF 03-01 provides a three-step impairment model for determining whether an investment is other-than-temporarily impaired and requires the recognition of such impairments as an impairment loss equal to the difference between the investment’s cost and fair value at the reporting date. The guidance is effective for Fresh Del Monte during the first quarter of fiscal 2005. Fresh Del Monte does not believe that the adoption of EITF 03-01 will have a significant effect on its financial position, results of operations or cash flows.

In May 2004, the FASB issued Staff Position 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003”, providing final guidance on accounting for the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (“the Act”). Fresh Del Monte adopted the provisions of FAS 106-2 during the year ended December 31, 2004 and recognized the effects of the federal subsidy provided by the Act in measuring its net periodic postretirement benefit cost for the year. This resulted in a reduction in Fresh Del Monte’s accumulated postretirement benefit obligation for the subsidy related to benefits attributable to past service of $1.4 million. There was an immaterial effect on net periodic postretirement benefit cost as the result of the Act as Fresh Del Monte suspended its postretirement medical program for employees not retired by January 1, 2004. The Company expects to receive subsidy payments beginning in the 2006 fiscal year.

In November 2004, the FASB issued SFAS 151, “Inventory Costs - An Amendment of ARB No. 43, Chapter 4.” SFAS 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs and spoilage should be expensed as incurred and not included in overhead. Further, SFAS 151 requires that allocation of fixed and production facilities overhead to conversion costs should be based on normal capacity of the production facilities. The provisions of SFAS 151 are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Fresh Del Monte is currently evaluating the impact, if any, that the adoption of SFAS 151 may have on its financial position, results of operations or cash flows.

In December 2004, the FASB issued Staff Position No. FAS 109-2, “Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004.” The American Jobs Creation Act of 2004 introduces a special one-time dividends received deduction on the repatriation of certain foreign earnings to a U.S. taxpayer, provided certain criteria are met. FAS 109-2 provides accounting and disclosure guidance for the repatriation provision, and was effective immediately upon issuance. Fresh Del Monte is incorporated outside of the United States and does not repatriate earnings for U.S. tax purposes.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES
_______

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

In December 2004, the FASB issued SFAS 123R, “Share Based Payment.” SFAS 123R is a revision to SFAS 123 and supersedes APB 25, “Accounting for Stock Issued to Employees,” and amends SFAS 95, “Statement of Cash Flows.” This statement requires a public entity to expense the cost of employee services received in exchange for an award of equity instruments. This statement also provides guidance on valuing and expensing these awards, as well as disclosure requirements of these equity arrangements. This statement is effective for the first interim reporting period that begins after June 15, 2005.

SFAS 123R permits public companies to choose between the following two adoption methods:

1.	A “modified prospective” method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS 123R for all share-based payments granted after the effective date and (b) based on the requirements of Statement 123 for all awards granted to employees prior to the effective date of SFAS 123R that remain unvested on the effective date, or

2.	A “modified retrospective” method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

Fresh Del Monte currently accounts for share-based payments to employees using APB 25’s intrinsic value method and, as such, generally recognizes no compensation expense for employee stock options. The impact of the adoption of SFAS 123R on Fresh Del Monte cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. For information about what Fresh Del Monte’s reported results of operations and earnings per share would have been had the fair value provisions of SFAS 123 been applied, see the section titled “Stock-Based Compensation” above.

The adoption of SFAS 123R’s fair value method will have an impact, possibly material, on Fresh Del Monte’s results of operations but no impact on our overall financial position. SFAS 123R also requires the benefits of tax deductions in excess of recognized compensation expense, if any, to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement may reduce net operating cash flows and increase net financing cash flows in the consolidated statement of cash flows of periods after adoption. Due to timing of the release of SFAS 123R and the choice between the two adoption methods, Fresh Del Monte has not yet completed the analysis of the ultimate impact that this new pronouncement will have on its results of operations.

3. Acquisitions and Disposition

2004 Acquisitions

Can-Am Trucking/RLN Leasing Acquisition

On August 11, 2004, Fresh Del Monte acquired Can-Am Express, Inc. and RLN Leasing, Inc. (collectively, “Can-Am”), a nationally-recognized refrigerated trucking operation based in Fargo, North Dakota. Can-Am utilizes a suite of logistics and fleet management software to optimize transportation services. With an owned fleet of 150 tractors and 200 trailers, and facilities in Fargo, North Dakota; Denton, Texas; and Cincinnati, Ohio, Can-Am provides over-the-road trucking services. Fresh Del Monte’s acquisition of Can-Am has enabled the Company to provide comprehensive distribution services

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES
_______

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

to its retail and foodservice customers. The total consideration paid in connection with the Can-Am acquisition was approximately $18.8 million.

The acquisition has been accounted for as a purchase and, accordingly, the purchase price was allocated to the fair value of the assets acquired and liabilities assumed. The initial excess of the purchase price over the fair value of the assets acquired and liabilities assumed amounted to $8.7 million, of which Fresh Del Monte estimates approximately $4.5 million is tax deductible. The purchase price allocation is preliminary and is pending the fair valuation of certain assets and liabilities.

Del Monte Foods Acquisition

On October 1, 2004, Fresh Del Monte acquired Del Monte Foods, including its operations in Europe, Africa and the Middle East. Del Monte Foods is a vertically integrated producer, marketer and distributor of prepared fruit and vegetables, juices, beverages, snacks and desserts and holds a perpetual, royalty-free license to use the Del Monte® brand for processed and/or canned foods in more than 100 countries throughout Europe, Africa and the Middle East. Del Monte® is the leading brand for canned fruit and pineapple in many Western European markets and is a leading brand in the United Kingdom beverage market. Fresh Del Monte acquired Del Monte Foods for approximately $338.8 million financed through cash on hand and drawings under the New Credit Facility. The purchase price included $24.0 million of assumed debt. The acquisition included $6.1 million of transaction related expenses. See note 13, “Long-Term Debt and Capital Lease Obligations”.

The acquisition has been accounted for as a purchase and, accordingly, the purchase price was allocated to the fair value of assets acquired and liabilities assumed. The initial excess of the purchase price over the fair value of the assets acquired and liabilities assumed amounted to $71.9 million, none of which is tax deductibe. The purchase price allocation is preliminary and is pending finalization of the fair valuation of certain assets and liabilities.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the dates of acquisitions during 2004 (U.S. dollars in millions):

		Del Monte
	Can-Am	Foods	Total
Current assets	$3.8	$194.4	$198.2
Property and equipment	7.5	124.2	131.7
Other noncurrent assets	—	18.3	18.3
Identified intangibles	—	81.7	81.7
Current liabilities	(1.2)	(97.2)	(98.4)
Noncurrent liabilities	—	(54.5)	(54.5)

Net assets acquired	10.1	266.9	277.0
Purchase price	18.8	338.8	357.6

Goodwill	$8.7	$71.9	$80.6

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES
_______

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

2003 Acquisitions

Standard Acquisition

On January 27, 2003, Fresh Del Monte acquired Standard Fruit and Vegetable Co., Inc. (“Standard”), a Dallas, Texas based integrated distributor of fresh fruit and vegetables, which serves retail chains, foodservice distributors, and wholesalers in approximately 30 states. As a result of the acquisition, Fresh Del Monte added tomatoes, potatoes, strawberries and onions to its product offerings and an additional four distribution centers. The total consideration paid in connection with the Standard acquisition was $102.2 (including $2.2 million of acquisition costs). The purchase price of $100.0 million was subject to certain escrow/holdback provisions valued at $10.0 million to secure payment by the seller of any amounts that became due to Fresh Del Monte under the acquisition agreement. Of the total escrow/holdback provision according to the acquisition agreement, $2.5 million was held back by Fresh Del Monte and $7.5 million was placed in escrow and subsequently released. The holdback of $2.5 million is recognized as a liability in “Accounts payable and accrued expenses” in the accompanying consolidated balance sheets at December 31, 2004 and December 26, 2003. The assets acquired consisted primarily of current assets and property, plant and equipment. The acquisition was accounted for as a purchase and, accordingly, the purchase price was allocated to the assets acquired and liabilities assumed.

The excess of the purchase price over the fair value of the tangible assets acquired and liabilities assumed amounted to approximately $85.3 million, of which $6.7 million was allocated to separately identified intangible assets included in other noncurrent assets and is being amortized over its useful life of two to five years. The remaining $78.6 million was allocated to goodwill and was included in the “other fresh produce” reporting segment. None of the goodwill is tax deductible. Effective January 28, 2003, the operating results of the Standard operations were consolidated with the operating results of Fresh Del Monte.

Envaco Acquisition

On June 18, 2003, Fresh Del Monte acquired the remaining 33% minority interest in Envases Industriales de Costa Rica, S.A. (“Envaco”), a manufacturer of corrugated boxes. This acquisition provided Fresh Del Monte with 100% ownership of its corrugated box plant in Costa Rica. The purchase price was $3.0 million. The acquisition has been accounted for as a purchase.

Polish Acquisition

On November 21, 2003, Fresh Del Monte acquired Poland-based Expans Sp. z.o.o. (“Expans”), a leading distributor of fresh fruit and vegetables. Expans markets a broad range of produce including bananas, citrus, tomatoes, grapes and vegetables. This acquisition enabled Fresh Del Monte to leverage its strong brand identity, to establish a strong foundation in Poland and the broader Central European region, and to export fresh fruit and vegetables from Poland to its other distribution facilities and fresh-cut operations in the United Kingdom and Northern Europe. The total consideration paid in connection with the Expans acquisition was approximately $0.8 million in cash and the assumption of $4.8 million in liabilities. The assets acquired consisted primarily of property, plant and equipment. The acquisition has been accounted for as a purchase and, accordingly, the purchase price was allocated to the assets acquired and liabilities assumed. The excess of the purchase price over the fair value of the assets acquired and liabilities assumed amounted to approximately $3.8 million and was recorded as goodwill. Effective November 22, 2003, the operating results of Expans were consolidated with the operating results of Fresh Del Monte.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES
_______

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Country Best Acquisition

On December 22, 2003, Fresh Del Monte acquired the assets of Country Best Produce (“Country Best”) from Agway, Inc. (“Agway”). The total consideration paid for Country Best was $13.7 million, including $12.2 million in cash under Section 363 of the U.S. Bankruptcy Code pursuant to Agway’s October 2002 voluntary filing with the U.S. Bankruptcy Court in the Northern District of New York, $0.5 million in acquisition costs and $1.0 million of post-closing working capital adjustments. Country Best is an East Coast processor and packager of potatoes, onions, sweet corn, and other fruits and vegetables. The acquisition includes processing and packaging operations in Plant City, Florida; Winder, Georgia; and Syracuse, New York; in addition to a buying operation in Idaho that facilitates sales between produce buyers and growers and provides proximity to one of the nation’s largest supplies of quality potatoes. The acquisition has been accounted for as a purchase and, accordingly, the purchase price was allocated to the assets acquired and liabilities assumed. The excess of the fair value of the assets acquired and liabilities assumed over the purchase price was recorded as a reduction to property and equipment.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the dates of acquisitions during 2003 (U.S. dollars in millions):

	Standard	Expans	Country Best	Total
Current assets	$19.0	$7.4	$6.7	$33.1
Property and equipment	18.5	1.0	6.7	26.2
Other noncurrent assets	1.8	—	—	1.8
Identified intangible	6.7	2.6	0.3	9.6
Current liabilities	(19.0)	(9.2)	—	(28.2)
Deferred tax liabilties	(3.4)	—	—	(3.4)

Net assets acquired	23.6	1.8	13.7	39.1
Consideration paid	102.2	5.6	13.7	121.5

Goodwill	$78.6	$3.8	$0.0	$82.4

2003 Disposition

Compañía Industrial Corrugadora Guatemala, S.A. Disposition

On April 24, 2003, Fresh Del Monte sold its 50% equity interest in Compañía Industrial Corrugadora Guatemala, S.A. (“Corrugadora”), a manufacturer of corrugated boxes. The proceeds from the sale were $12.8 million. The gain on the sale was $5.5 million and was included in “Other income, net” in the accompanying consolidated statement of income for the year ended December 26, 2003.

Pro Forma Disclosures

The following unaudited pro forma information presents a summary of 2004 and 2003 consolidated results of operations of Fresh Del Monte as if the Can-Am, Del Monte Foods, Standard, Expans and Country Best acquisitions and the Corrugadora disposition all had occurred as of December 28, 2002 (U.S. dollars in millions, except share and per share data):

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES
_______

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

	Year ended
	December 31,	December 26,
	2004	2003
	(Unaudited)
Net sales	$3,215.0	$2,934.2

Net income	$113.2	$192.0

Net income per ordinary share:
Basic	$1.97	$3.40
Diluted	$1.96	$3.35

Weighted average number of ordinary shares:
Basic	57,487,131	56,539,691

Diluted	57,803,158	57,346,377

The unaudited pro forma results have been prepared for comparison purposes only and do not purport to represent what the actual results of operations would have been had the above described acquisitions and disposition occurred on December 28, 2002 and may not be indicative of future results of operations.

4. Inventories

Inventories consisted of the following (U.S. dollars in millions):

	December 31,	December 26,
	2004	2003
Finished goods	$150.4	$65.9
Raw materials and packaging supplies	96.6	82.2
Growing crops	100.3	67.0

Total inventories	$347.3	$215.1

5. Investments in Unconsolidated Companies

Fresh Del Monte utilizes the equity method of accounting for investments in 20% to 50% owned companies and for investments in over 50% owned companies over which Fresh Del Monte does not have control. Investments in unconsolidated companies accounted for under the equity method amounted to $14.8 million and $17.1 million at December 31, 2004 and December 26, 2003, respectively. At December 31, 2004 and December 26, 2003, net amounts receivable from unconsolidated companies amounted to $0.1 million and $0.3 million, respectively.

Investments in unconsolidated companies consisted of the following at December 31, 2004:

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES
_______

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

		Ownership
Company	Business	Interest
Melones Del Pacifico, S.A.	Melon production	50%
Melones De Costa Rica, S.A. and Subsidiary	Melon production	50%
Hacienda Filadelfia, S.A.	Melon production	50%
Frutas de Parrita, S.A.	Melon production	50%
Harvest Produce Holdings, LLC, Texas	Potato Repacker	51%
Texas Specialty Produce Investors, LLC, Texas	Supplier of specialty produce and herbs	50%

Effective in the first quarter of 2004 and as the result of the adoption of FIN 46, Fresh Del Monte began the full consolidation of the financial position and results of operations of Davco, a previously unconsolidated 40%-owned investment, as it was determined to be a variable interest entity. See note 2, “Summary of Significant Accounting Policies” and note 6, “Variable Interest Entity”.

Purchases from unconsolidated companies were $54.7 million, $57.6 million and $55.3 million for 2004, 2003 and 2002, respectively.

Combined financial data of unconsolidated companies is summarized as follows (U.S. dollars in millions)(unaudited):

	December 31,	December 26,
	2004	2003
Current assets	$16.5	$26.1
Noncurrent assets	19.7	23.7
Current liabilities	(5.7)	(9.2)
Noncurrent liabilities	(1.1)	(3.7)

Net worth	$29.4	$36.9

	Year ended
	December 31,	December 26,	December 27,
	2004	2003	2002

Net sales	$61.0	$69.8	$195.7

Gross profit	$5.2	$8.4	$7.8

Net (loss) income	$(1.5)	$1.9	$3.3

Fresh Del Monte’s portion of earnings in unconsolidated companies amounted to a loss of $0.1 million, income of $1.7 million and income of $1.5 million, in 2004, 2003 and 2002, respectively, and is included in other income, net. Dividends received from unconsolidated subsidiaries amounted to $0.1 million, $0.5 million and $3.6 million in 2004, 2003 and 2002, respectively.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES
_______

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

6. Variable Interest Entity

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities (revised December 2003) (“FIN 46R”), which requires VIEs to be consolidated by their primary beneficiaries. A primary beneficiary is the party that absorbs a majority of the entity’s expected losses or receives a majority of the entity’s expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity.

Upon adopting FIN 46R in the first quarter of 2004, Fresh Del Monte concluded that its investment in Davco, a previously unconsolidated 40% minority equity investment, fit the definition of a VIE pursuant to FIN 46R and began fully consolidating Davco. Davco is a Del Monte gold pineapple producer in the Philippines that sells all of its pineapple to Fresh Del Monte and in which Fresh Del Monte has a 40% equity investment. At December 31, 2004, Davco had approximately $2.0 million in long-term debt that is collateralized by its property, plant and equipment, primarily composed of buildings and machinery, various properties of the 60% majority equity investor and further guaranteed by a $1.1 million standby letter of credit issued by Fresh Del Monte.

Although Fresh Del Monte is the minority owner of Davco, Fresh Del Monte and Davco have profit-sharing arrangements that result in Fresh Del Monte realizing 70% of Davco’s profits. Based on the criteria of FIN 46R, Davco is considered to be a VIE and Fresh Del Monte is the primary beneficiary of Davco’s expected residual returns. Although Fresh Del Monte is the primary beneficiary, the creditors of Davco do not have recourse against Fresh Del Monte’s general credit.

At December 31, 2004, Davco had $5.6 million of current assets, primarily composed of cash and crop inventory, $4.3 million of other assets, primarily composed of buildings and machinery, $0.8 million of payables and accruals, $2.0 million of long-term debt, of which $0.5 million is classified as current, and $7.1 million in minority interest, currency translation losses and other equity which are included in the accompanying consolidated balance sheet at December 31, 2004. For the year ended December 31, 2004, $5.5 million of net sales, $0.7 million of gross profit and $0.2 million of net income are included in the accompanying consolidated statement of income.

Financial statements of Fresh Del Monte for periods prior to 2004 were not restated to reflect this change for the consolidation of Davco as the effect was immaterial.

7. Property, Plant and Equipment

Property, plant and equipment consisted of the following (U.S. dollars in millions):

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES
_______

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

	December 31,	December 26,
	2004	2003
Land and land improvements	$301.1	$259.6
Buildings and leasehold improvements	291.7	227.7
Maritime equipment (including containers)	252.2	245.5
Machinery and equipment	304.7	211.9
Furniture, fixtures and office equipment	84.9	73.4
Automotive equipment	34.7	21.9
Construction-in-progress	39.5	30.3

	1,308.8	1,070.3
Less: Accumulated depreciation and amortization	(394.1)	(329.3)

Property, plant and equipment, net	$914.7	$741.0

Depreciation and amortization expense on property, plant and equipment including those under capital leases, amounted to $68.5 million, $58.9 million and $54.8 million for 2004, 2003 and 2002, respectively.

Buildings, containers, machinery and equipment and automotive equipment under capital leases totaled $60.1 million and $52.2 million at December 31, 2004 and December 26, 2003, respectively. Accumulated amortization for assets under capital leases was $20.2 million and $16.6 million at December 31, 2004 and December 26, 2003, respectively.

8. Goodwill and Other Intangible Assets

The following table reflects the changes in the carrying amount of goodwill by operating segment for the years ended December 31, 2004 and December 26, 2003 (U.S. dollars in millions):

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES
_______

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

	Year Ended December 31, 2004
			Foreign
			Exchange
	Beginning	Acquisitions	and Other	Ending
Bananas	$34.4	$—	$—	$34.4
Other fresh produce	132.0	—	(0.2)	131.8
Other products and services	2.1	8.7	0.2	11.0
Del Monte Foods	—	71.9	(0.4)	71.5

Totals	$168.5	$80.6	$(0.4)	$248.7

	Year Ended December 26, 2003
			Foreign
			Exchange
	Beginning	Acquisitions	and Other	Ending
Bananas	$34.4	$—	$—	$34.4
Other fresh produce	45.5	82.4	4.1	132.0
Other products and services	2.0	—	0.1	2.1

Totals	$81.9	$82.4	$4.2	$168.5

In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, effective December 29, 2001, Fresh Del Monte ceased amortizing goodwill but reviews goodwill for impairment on an annual basis or sooner if indicators of impairment arise. During the fourth quarter of 2004, Fresh Del Monte completed the annual impairment review of its goodwill with the assistance of an independent valuation firm. Based on this valuation, Fresh Del Monte determined that no impairment of this asset existed as of October 1, 2004 or 2003. As of December 31, 2004, Fresh Del Monte is not aware of any items or events that would cause it to adjust the recorded value of its goodwill for impairment. Future changes in the estimates used to conduct the impairment review, including revenue projections or market values, could cause the analysis to indicate that Fresh Del Monte’s goodwill is impaired in subsequent periods and result in a write-off of a portion or all of goodwill.

Amortizable intangible assets included in the accompanying consolidated balance sheets in other noncurrent assets as of December 31, 2004 and December 26, 2003 are related primarily to banana license and non-compete agreements that are being amortized over two to five years. Amortization expense related to amortizable intangible assets totaled $6.1 million and $6.8 million for the years ended December 31, 2004 and December 26, 2003, respectively.

The following table reflects Fresh Del Monte’s intangible assets and related accumulated amortization:

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES
_______

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

	Banana Licenses		Non-compete Agreements and others
	December 31,	December 26,	December 31,	December 26,
	2004	2003	2004	2003
Intangible assets, gross	$36.9	$36.9	$10.2	$6.8
Accumulated amortization	(33.2)	(29.4)	(4.6)	(2.0)

Intangible assets, net	$3.7	$7.5	$5.6	$4.8

The estimated aggregate amortization expense for the five succeeding fiscal years is as follows:

2005	$5.6
2006	0.8
2007	0.6
2008	0.1
2009	0.1

The weighted average amortization periods for amortizable intangibles is one-half year for banana licenses, two years for non-compete agreements and one year for all amortizable intangibles.

On October 1, 2004, Fresh Del Monte acquired Del Monte Foods. Del Monte Foods is a vertically integrated producer, marketer and distributor of prepared fruit and vegetables, juices, beverages, snacks and desserts and holds a perpetual, royalty-free license to use the Del Monte® brand for processed and/or canned foods in more than 100 countries throughout Europe, Africa and the Middle East. Other noncurrent assets in the accompanying consolidated balance sheet at December 31, 2004 includes an indefinite-lived intangible asset of $81.7 million related to this license. This indefinite-lived intangible asset is not being amortized but is reviewed for impairment pursuant to Fresh Del Monte’s policy for long-lived assets. See note 2, “Summary of Significant Accounting Policies’.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES
_______

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

9. Accumulated Other Comprehensive Income (Loss)

Accumulated other comprehensive loss consisted of the following (U.S. dollars in millions):

	Unrealized	Currency	Minimum
	Loss on	Translation	Pension
	Derivatives	Adjustment	Liability	Total
Balance at December 28, 2001	$(2.3)	$(13.8)	$—	$(16.1)
Current year net change in other comprehensive income (loss)	(2.8)	3.2	(1.2)	(0.8)

Balance at December 27, 2002	(5.1)	(10.6)	(1.2)	(16.9)
Current year net change in other comprehensive income (loss)	(29.7)	0.4	(0.9)	(30.2)

Balance at December 26, 2003	(34.8)	(10.2)	(2.1)	(47.1)
Current year net change in other comprehensive income (loss)	7.9	16.7	(0.4)	24.2

Balance at December 31, 2004	$(26.9)	$6.5	$(2.5)	$(22.9)

10. Other Income, Net

In addition to the items of other income and expenses discussed in the accompanying notes to the consolidated financial statements, other income, net, in the accompanying consolidated statements of income for the years ended December 26, 2003 and December 27, 2002 also include the following:

In 1998, Fresh Del Monte’s Guatemalan banana operations were damaged as a result of Hurricane Mitch. Fresh Del Monte received recoveries under its business interruption policy related to the damage of its operations in Guatemala caused by Hurricane Mitch of $11.5 million in the first quarter of 2003 and $2.4 million in the second quarter of 2002.

On December 12, 2002, Fresh Del Monte sold its 80% non-controlling interest in Internationale Fruchtimport Gesellschaft Weichert & Co., a Northern European distributor of fresh fruit and other produce. The gain on the sale was $8.7 million and was included in the fourth quarter of 2002.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES
_______

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

11. Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consisted of the following (U.S. dollars in millions):

	December 31,	December 26,
	2004	2003
Trade and other payables	$193.2	$158.4
Forward contracts payable	30.4	38.6
Accrued fruit purchases	26.5	27.0
Payroll and employee benefits	24.4	18.2
Vessel and port operating expenses	14.8	16.2
Accrued promotions	14.4	3.2
Other accrued expenses	94.6	64.2

Accounts payable and accrued expenses	$398.3	$325.8

Other accrued expenses is primarily composed of accruals for inland freight costs incurred, purchases received but not invoiced and other accruals, none of which individually exceeds 5% of current liabilities.

12. Provision for Income Taxes

The provision for (benefit from) income taxes consisted of the following (U.S. dollars in millions):

	Year ended
	December 31,	December 26,	December 27,
	2004	2003	2002
Current:
U.S. federal income tax	$(34.5)	$6.6	$3.9
State	(1.1)	1.1	0.7
Non-U.S.	5.3	9.6	14.4

	(30.3)	17.3	19.0

Deferred:
U.S. federal income tax	13.5	—	0.9
State	2.5	—	0.2
Non-U.S.	2.1	(1.4)	(1.5)

	18.1	(1.4)	(0.4)

(Benefit from) provision for income taxes	$(12.2)	$15.9	$18.6

The current tax benefit in the year ended December 31, 2004 includes a $20.6 million net benefit recorded in the 2004 third quarter, primarily due to the reversal of tax contingency accruals net of changes in deferred tax assets for the settlement of a U.S. federal income tax audit for the years 1997 through 2001.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES
_______

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Total income tax payments during 2004, 2003 and 2002 were $7.9 million, $17.3 million and $4.4 million, respectively. In 2004, Fresh Del Monte also received a federal income tax refund of $1.5 million relating to the settlement of a United States tax audit for the years 1997 through 2001.

Income before provision for income taxes and cumulative effect of change in accounting principle consisted of the following (U.S. dollars in millions):

	Year ended
	December 31,	December 26,	December 27,
	2004	2003	2002
United States	$2.5	$17.0	$6.8
Non-U.S.	124.5	225.3	213.1

	$127.0	$242.3	$219.9

The differences between the reported provision for income taxes and income taxes computed at the U.S. statutory federal income tax rate are explained in the following reconciliation (U.S. dollars in millions):

	Year ended
	December 31,	December 26,	December 27,
	2004	2003	2002
Income tax provision computed at U.S. statutory federal rate	$44.4	$84.8	$77.0
Effect of tax rates on non-U.S. operations, and changes in valuation allowance for non-U.S. operations	(37.1)	(71.0)	(61.6)
Provision for (reversal of accrual for) tax contingencies	(26.5)	0.9	—
Net operating losses utilized in settlement of U.S. federal income tax audit	10.0	—	—
Non-deductible differences	(4.4)	(1.3)	0.1
Increase in U.S. valuation allowance	1.8	—	3.2
Other	(0.4)	2.5	(0.1)

Reported (benefit from) provision for income taxes	$(12.2)	$15.9	$18.6

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES
_______

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Deferred income tax assets and liabilities consisted of the following (U.S. dollars in millions):

	December 31,	December 26,
	2004	2003
Deferred tax liabilities:
Current:
Inventories	$(14.1)	$(8.4)

Total current deferred tax liabilities	(14.1)	(8.4)

Noncurrent:
Depreciation	(49.1)	(27.9)
Equity in earnings in unconsolidated companies	(3.9)	(3.5)

Total noncurrent deferred tax liabilities	(53.0)	(31.4)

Total deferred tax liabilities	(67.1)	(39.8)

Deferred tax assets:
Current:
Allowances and other accrued liabilities	4.7	3.8
Valuation allowance	(0.9)	(0.8)

Total current deferred tax assets, net	3.8	3.0

Noncurrent:
Pension liability	13.9	2.6
Post-retirement benefits other than pensions	7.9	9.8
Net operating loss carryforwards	84.9	33.5
Other, net	16.5	12.0

Total noncurrent deferred tax assets	123.2	57.9
Valuation allowance	(89.8)	(30.4)

Total noncurrent deferred tax assets, net	33.4	27.5

Total deferred tax assets	37.2	30.5

Deferred tax liability, net	$(29.9)	$(9.3)

The valuation allowance established with respect to the deferred tax assets relates primarily to the Kunia Well Site accrual and net operating loss carryforwards in tax jurisdictions where, due to Fresh Del Monte’s current and foreseeable operations, it is deemed more likely than not, future taxable income will not be sufficient to realize the related income tax benefits. During 2004 and 2003, the valuation allowance increased by $59.5 million and decreased by $5.4 million, respectively. The increase in the valuation allowance in 2004 is primarily due to the acquisition of Del Monte Foods. As part of the acquisition, Fresh Del Monte acquired a significant amount of future possible income tax benefits, primarily composed of the net operating loss carryforwards of Del Monte Foods. As of December 31, 2004, these net operating losses totaled $183.2 million and resulted in noncurrent deferred tax assets of $58.2 million, for which Fresh Del Monte established a valuation allowance of $53.5 million. The majority of the amounts of and benefits from net operating losses carried forward, from Del Monte Foods, may be impacted and/or limited in certain circumstances. The majority of these impaired and/or limited losses relate to the United Kingdom. Events which may cause limitations in the amounts of net operating losses that Del Monte Foods may utilize in any

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES
_______

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

one year include, but are not limited to, a deemed change in operation and/or ownership. Future reduction of this valuation allowance as the result of the recognition of these acquired income tax benefits by Fresh Del Monte, if any, would be allocated to reduce the related goodwill created in the acquisition of Del Monte Foods.

In addition to the effects of the net operating loss carryforwards described above, we recorded a $3.4 million of net deferred tax liability as a result of the Del Monte Foods acquisition. The net deferred tax liability is comprised of deferred tax assets and liabilities due to differences between assigned values and tax bases of assets acquired and liabilities assumed. These differences primarily related to higher assigned book values of property, plant and equipment in the acquisition than their corresponding carrying values for tax purposes and accrued pension liabilities assumed in the acquisition, which are not deductible for tax purposes until paid. The net deferred tax liability was recorded with a corresponding increase to goodwill.

On January 27, 2003, Fresh Del Monte acquired the stock of Standard. The recognition of the related deferred tax assets and liabilities for the tax effects of differences between assigned values and tax bases of assets acquired and liabilities assumed resulted in a net deferred tax liability of $3.4 million relating to Standard’s pre-acquisition period, which was recorded with a corresponding increase to goodwill.
At December 31, 2004, Fresh Del Monte had approximately $362.4 million of tax operating loss carryforwards expiring as follows (U.S. dollars in millions):

2005	$0.1
2006	0.7
2007	3.6
2008 and beyond	45.5
No expiration	312.5

$362.4

During 2004, Fresh Del Monte recognized tax benefits related to the exercise of employee stock options in prior years in the amount of $5.2 million. These benefits were recorded as increases to additional paid-in capital.

Fresh Del Monte is currently undergoing tax audits in several jurisdictions for certain years prior to 2002. The accruals for the audits are included in other noncurrent liabilities in the accompanying balance sheets at December 31, 2004 and December 26, 2003. Fresh Del Monte believes the amounts accrued as of December 31, 2004 are sufficient to cover the estimated costs to resolve these tax assessments. The amounts accrued represent Fresh Del Monte’s best estimates. Actual amounts may be different which may result in an additional accrual or reversal of amounts previously accrued. At December 31, 2004 and December 26, 2003, there was $15.3 million and $32.2 million, respectively, included in other noncurrent liabilities in the accompanying consolidated balance sheets related to tax contingency accruals.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES
_______

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

13. Long-Term Debt and Capital Lease Obligations

The following is a summary of long term-debt and capital lease obligations (U.S. dollars in millions):

	December 31,	December 26,
	2004	2003
$600.0 million five-year syndicated bank loan (see New Credit Facility below) due November 2009	$322.7	$—
Term note bearing interest at LIBOR plus 1.25%, set quarterly (3.71% at December 31, 2004), payable in quarterly installments of principal and interest maturing from January 2003 to March 2006, secured by a mortgage on one of Fresh Del Monte’s vessels	1.3	2.4
Term notes bearing interest at 7.14%, payable in quarterly installments of principal and interest maturing January 2005, secured by mortgages on two of Fresh Del Monte’s vessels	6.9	10.3
Various other notes payable	8.4	7.4
Capital lease obligations	24.2	23.4

Total long-term debt and capital lease obligations	363.5	43.5
Less: Current portion	(15.8)	(14.0)

Long-term debt and capital lease obligations	$347.7	$29.5

New Credit Facility

On March 21, 2003, Fresh Del Monte, and certain wholly-owned subsidiaries entered into a $400.0 million, four-year syndicated revolving credit facility (“New Credit Facility”), with Rabobank Nederland, New York Branch, as administrative agent. On November 9, 2004, this facility was further amended to increase the total commitment to $600.0 million, to add a term loan commitment of up to $400.0 million, to extend its maturity to November 10, 2009 and to increase the letter of credit facility to $100.0 million. The New Credit Facility replaced a then existing $450.0 million revolving credit facility (“Revolving Credit Facility”) that included a $135.0 million five-year term loan that was scheduled to mature on May 10, 2005. With drawdowns from the New Credit Facility, Fresh Del Monte paid off all amounts outstanding under the Revolving Credit Facility as of March 21, 2003, including a remaining unpaid balance of the five-year term loan of $25.0 million.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES
_______

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

The New Credit Facility is collateralized directly or indirectly by substantially all of Fresh Del Monte’s assets and is guaranteed by certain of Fresh Del Monte’s subsidiaries. The New Credit Facility permits borrowings with an interest rate, depending on Fresh Del Monte’s consolidated leverage ratio, based on a spread over London Interbank Offer Rate (“LIBOR”) (3.63% at December 31, 2004). At December 31, 2004, there was $322.7 million outstanding under the New Credit Facility.

The New Credit Facility requires Fresh Del Monte to be in compliance with various financial and other covenants and limits the amount of future dividends. As of December 31, 2004, Fresh Del Monte was in compliance with all of the financial and other covenants contained in the New Credit Facility.

At December 31, 2004, Fresh Del Monte had $247.4 million available under committed working capital facilities, all of which is represented by the New Credit Facility. The New Credit Facility also includes a swing line facility and a letter of credit facility. The former Revolving Credit Facility also included a letter of credit facility. At December 31, 2004 and December 26, 2003, Fresh Del Monte applied $29.9 million, primarily related to the Del Monte Foods acquisition which requires Fresh Del Monte to guarantee certain contingent obligations under the purchase agreement, and $7.4 million, respectively, of available credit under its New Credit Facility and its former Revolving Credit Facility, respectively, towards the issuance of letters of credit.

In connection with the Revolving Credit Facility, Fresh Del Monte entered into an interest rate swap agreement, which expired in January 2003 with the same bank to limit the effect of increases in interest rates on a portion of the Revolving Credit Facility. The notional amount of the swap decreased over its life from $150.0 million in the first three months, to $53.6 million in the last three months. The cash differentials paid or received on the swap agreement were accrued and recognized as adjustments to interest expense. Interest expense related to the swap agreement amounted to $0.1 million and $2.6 million for 2003 and 2002, respectively.

Maturities of long-term debt and capital lease obligations during the next five years are (U.S. dollars in millions):

	Long-
	Term	Capital
	Debt	Leases	Totals
2005	$9.3	$7.8	$17.1
2006	1.7	10.1	11.8
2007	1.5	4.5	6.0
2008	1.5	2.5	4.0
2009	323.8	1.7	325.5
Thereafter	1.5	0.1	1.6

	339.3	26.7	366.0
Less: Representing interest	—	(2.5)	(2.5)

	339.3	24.2	363.5
Less: Current portion	(9.3)	(6.5)	(15.8)

Totals net of current portion	$330.0	$17.7	$347.7

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES
_______

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Cash payments of interest on long-term debt, net of amounts capitalized, were $4.2 million, $4.4 million and $8.8 million for 2004, 2003 and 2002, respectively.

14. Earnings Per Share

Basic and diluted per share income before cumulative effect of change in accounting principle is calculated as follows (U.S. dollars in millions, except share and per share data):

	Year ended
	December 31,	December 26,	December 27,
	2004	2003	2002
Numerator:
Income before cumulative effect of change in accounting principle	$139.2	$226.4	$201.3

Denominator:
Weighted average number of ordinary shares - Basic	57,487,131	56,539,691	55,445,106
Effect of dilutive securities - employee stock options	316,027	806,686	1,093,553

Weighted average number of ordinary shares - Diluted	57,803,158	57,346,377	56,538,659

Income before cumulative effect per ordinary share:
Basic	$2.42	$4.00	$3.63

Diluted	$2.41	$3.95	$3.56

There were no antidilutive options for any part of 2004, 2003 and 2002.

15. Retirement and Other Employee Benefits

U.S. Based Defined Benefit Pension Plans

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

Fresh Del Monte’s pension plan weighted average asset allocation by asset category based on fair value, is as follows:

	December 31,	December 26,
	2004	2003
Equity securities	63%	37%
Debt securities	35%	57%
Cash and cash equivalents	2%	6%

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES
_______

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

The target asset allocation, according to the plan’s investment policy, is 40%-65% for equity securities, 20%-55% for debt securities and 0%-45% for other investments. The assets are invested as part of a master trust. Performance benchmarks for each asset class are as follows: S&P 500 for equities, the regional MSCI index for international equities, and the Merrill Lynch Intermediate Government/Corporate Index for fixed income securities. Investment performance is evaluated annually. The actual returns on plan assets for 2004 and 2003 were 9.0% and 11.6%, respectively.

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

The Company funds all pension plans in amounts consistent with applicable laws and regulations. The Company expects to contribute approximately $0.5 million to its pension plans in 2005. Benefit payments under the pension plans over the next 10 years are expected to total $10.7 million and average approximately $1.0 million per year. The accumulated benefit obligation for the defined benefit pension plans was $18.3 million and $16.8 million at December 31, 2004 and December 26, 2003, respectively.

The assumptions used in the calculation of the actuarial present value of the projected benefit obligation and expected long-term return on plan assets for Fresh Del Monte’s defined benefit pension plans consisted of the following:

	December 31,	December 26,
	2004	2003
Weighted average discount rate	5.00%-5.75%	6.00%-6.25%
Rate of increase in compensation levels	3.50%	3.50%
Expected long-term return on assets	7.50%	8.50%

As a result of the decline in value of plan assets and lower interest rates utilized in discounting liabilities, Fresh Del Monte recorded, in accordance with SFAS 87, “Employers’ Accounting for Pensions”, an additional minimum pension liability as “Retirement benefits” in the accompanying consolidated balance sheets at December 31, 2004 and December 26, 2003, which resulted in a charge directly to shareholders’ equity of $0.4 million in 2004 and $0.9 million in 2003.

U.S. Based Post-Retirement Healthcare Plan

Fresh Del Monte provides contributory healthcare benefits to its U.S. retirees and their dependents. Fresh Del Monte has recorded a liability equal to the unfunded accumulated benefit obligation as required by the provisions of Statement of Financial Accounting Standards No. 106, “Employers’ Accounting for

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES
_______

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Postretirement Benefits Other than Pensions” (“SFAS No. 106”). SFAS No. 106 requires that the cost of these benefits, which are primarily for healthcare and life insurance, be recognized in the financial statements throughout the employees’ active working careers. Fresh Del Monte funds claims under the plan as they are incurred, and accordingly, the plan has no assets.

On November 21, 2003 Fresh Del Monte announced to all eligible employees that it had suspended the postretirement medical program for employees retiring on or after January 1, 2004. The plan would continue for employees currently participating in the plan or those who retired prior to January 1, 2004 and had 15 years of service and were above the age of 60. As a result of this change in the post-retiree benefits medical plan, Fresh Del Monte recognized a curtailment gain of $4.5 million in 2003. Of the total gain, $2.9 million was recorded as a reduction of selling, general and administrative expenses and $1.6 million as a reduction of cost of products sold.

In May 2004, the FASB issued SFAS 106-2, providing final guidance on accounting for the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (“the Act”). Fresh Del Monte adopted the provisions of FAS 106-2 during the year ended December 31, 2004 and recognized the effects of the federal subsidy provided by the Act in measuring its net periodic postretirement benefit cost for the year. This resulted in a reduction of Fresh Del Monte’s accumulated postretirement benefit obligation for the subsidy related to benefits attributable to past service of $1.4 million. There was an inconsequential effect on net periodic postretirement benefit cost as the result of the Act because Fresh Del Monte suspended its postretirement medical program for employees not retired by January 1, 2004. The Company expects to receive subsidy payments beginning in the 2006 fiscal year.

Benefit payments under the other postretirement benefit plan over the next 10 years are expected to total $10.4 million and average approximately $1.0 million per year.

The weighted average discount rate used in determining the accumulated benefit obligation for postretirement pension benefit obligation was 5.75% and 6.25% at December 31, 2004 and December 26, 2003, respectively. For measuring the liability as of December 31, 2004, a 9.75% and 11.00% annual rate of increase in pre-Medicare and post-Medicare real medical inflation, respectively, was assumed. This annual inflation rate was assumed to be declining gradually to 5.0% by the year 2013 for both pre-Medicare and post-Medicare.

The cost trend rate assumption has a significant impact on the amounts reported. For example, increasing the cost trend rate 1% each year would increase the accumulated postretirement benefit obligation by $2.4 million as of December 31, 2004 and the total of service cost plus interest cost by $0.2 million for 2004. In addition, decreasing the trend rate by 1% would decrease the accumulated postretirement benefit obligation by $2.0 million as of December 31, 2004 and the total of the service cost plus interest cost by $0.1 million for 2004.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES
_______

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

The following table sets forth a reconciliation of benefit obligations, plan assets and funded status for Fresh Del Monte’s U.S. based defined benefit pension plans and post retirement pension plan as of December 31, 2004 and December 26, 2003, which are also their measurement dates (U.S. dollars in millions):

	Pension Plans		Postretirement Plan
	December 31,	December 26,	December 31,	December 26,
	2004	2003	2004	2003
Change in Benefit Obligation:
Beginning benefit obligation	$18.7	$16.3	$18.8	$23.7
Service cost	0.4	0.4	0.1	1.0
Interest cost	1.1	1.1	1.2	1.6
Actuarial (gain) loss	0.4	1.5	(1.0)	2.2
Benefits paid	(0.8)	(0.8)	(0.6)	(0.6)
Amendments and other	0.1	0.2	—	(9.1)

Ending benefit obligation	19.9	18.7	18.5	18.8

Change in Plan Assets:
Beginning fair value	11.5	11.1	—	—
Actual return on plan assets	1.0	1.2	—	—
Company contributions	0.3	—	0.6	0.6
Benefits paid	(0.8)	(0.8)	(0.6)	(0.6)

Ending fair value	12.0	11.5	0.0	0.0

Reconciliation of Accruals:
Funded status	(7.9)	(7.2)	(18.5)	(18.8)
Unrecognized (gain) loss	4.1	4.0	(1.0)	—
Additional minimum liability	(2.5)	(2.1)	—	—

Accrued benefit costs	$(6.3)	$(5.3)	$(19.5)	$(18.8)

The following table sets forth the net periodic pension cost of Fresh Del Monte’s defined benefit pension plans for 2004, 2003 and 2002 (U.S. dollars in millions):

	Pension Plans			Postretirement Plan
	Year Ended			Year Ended
	December 31,	December 26,	December 27,	December 31,	December 26,	December 27,
	2004	2003	2002	2004	2003	2002
Service cost	$0.4	$0.4	$0.4	$0.1	$1.0	$0.6
Interest cost	1.1	1.1	1.0	1.2	1.6	1.2
Curtailment (gain)	—	—	—	—	(4.5)	—
Expected return on assets	(0.9)	(1.0)	(1.0)	—	—	—
Net amortization	0.1	—	—	—	0.1	(0.1)

Net periodic costs	$0.7	$0.5	$0.4	$1.3	$(1.8)	$1.7

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES
_______

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Del Monte Foods

Fresh Del Monte acquired Del Monte Foods on October 1, 2004. Del Monte Foods sponsors a contributory defined benefit pension plan, which covers a portion of its employees in the United Kingdom (“UK plan”). The UK plan provides benefits based on the employees’ years of service and qualifying compensation. Upon acquisition of Del Monte Foods, Fresh Del Monte assumed the obligations and acquired the assets of the UK plan. Fresh Del Monte’s funding policy for the UK plan is to contribute amounts sufficient to meet the minimum funding requirements of occupational trust-based arrangements of the United Kingdom or such additional amounts as determined appropriate to assure that assets of the UK plan would be adequate to provide benefits. Substantially all of the UK plan’s assets are invested in fixed income and equity funds. The UK plan is accounted for pursuant to SFAS 87.

The weighted average asset allocation of the UK plan by asset category based on fair value is as follows:

December 31,
2004
Equity securities	80%
Fixed income securities	20%

The above allocation is consistent with the target allocation of the UK plan, according to the plan’s investment policy. Approximately 40% of the UK plan’s assets are invested in equity securities of companies of the United Kingdom and 40% are invested in other international equities, including 16% in European companies outside of the United Kingdom, 12% in companies in the United States and 12% in Japanese and Pacific Rim companies. These assets are managed by Fidelity Pensions Management and Newton Investment Management in the United Kingdom. Fund managers have no discretion to make asset allocation decisions, but are required to rebalance the portfolios back to the above benchmarks. Performance benchmarks for each asset class are based on various FTSE indices. Investment performance is evaluated annually. The actual return on plan assets for the UK plan year ended March 31, 2004 was 25.6%, compared to a benchmark of 25.8%. The remaining 20% of the UK plan’s assets are invested in high-grade, fixed-income securities with maturities of up to 15 years.

Fresh Del Monte expects to contribute approximately $1.6 million to the UK plan in 2005, estimated using the British pound sterling to U.S. dollar exchange rate as of December 31, 2004. Benefit payments under the UK plan over the next 10 years are expected to total $15.3 million and average approximately $1.5 million per year.

The accumulated benefit obligation for the UK plan was $57.9 million at December 31, 2004 and the net periodic pension cost since acquisition was $0.8 million. The assumptions used in the calculation of the actuarial present value of the projected benefit obligation, the net periodic pension cost and expected long-term return on plan assets for the UK plan consisted of the following:

December 31,
2004
Weighted average discount rate	5.60%
Rate of increase in compensation levels	4.00%
Expected long-term return on assets	7.50%

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES
_______

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

The following table sets forth a reconciliation of benefit obligation, plan assets and funded status for the UK plan from the acquisition date through December 31, 2004, which is also its measurement date (U.S. dollars in millions):

December 31,
2004
Change in Benefit Obligation:
Beginning benefit obligation	$—
Benefit obligation assumed	63.1
Service cost	0.6
Interest cost	0.9
Actuarial (gain) loss	—
Benefits paid	(0.4)

Ending benefit obligation	64.2

Change in Plan Assets:
Beginning fair value	—
Plan assets acquired	29.1
Actual return on plan assets	0.6
Company and employee contributions	0.5
Benefits paid	(0.4)

Ending fair value	29.8

Reconciliation of Accruals:
Funded status	(34.4)
Unrecognized (gain) loss	—
Additional minimum liability	—

Accrued benefit costs	$(34.4)

The following table sets forth the net periodic pension cost of the UK plan for 2004 since acquisition of Del Monte Foods (U.S. dollars in millions):

Year Ended
December
31, 2004
Service cost	$0.6
Interest cost	0.9
Expected return on assets	(0.7)

Net periodic costs	$0.8

Other Employee Benefits

Fresh Del Monte also sponsors a defined contribution plan established pursuant to Section 401(k) of the Internal Revenue Code. Subject to certain dollar limits, employees may contribute a percentage of their

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES
_______

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

salaries to the plan, and Fresh Del Monte will match a portion of each employee’s contribution. This plan is in effect for U.S. based employees only. The expense pertaining to this plan was $0.7 million, $0.6 million, and $1.0 million for 2004, 2003 and 2002, respectively.

Fresh Del Monte provides retirement benefits to substantially all employees who are not U.S. based. Generally, benefits under these programs are based on an employee’s length of service and level of compensation. The majority of these programs are commonly referred to as termination indemnities, which provide retirement benefits in accordance with programs mandated by the governments of the countries in which such employees work. The expense pertaining to these programs was $4.3 million, $3.4 million and $3.2 million for 2004, 2003 and 2002, respectively.

Funding generally occurs when employees cease active service. The most significant of these programs pertains to one of Fresh Del Monte’s subsidiaries in Central America for which a liability of $11.1 million and $12.6 million was recorded at December 31, 2004 and December 26, 2003, respectively. Expenses for this program for 2004, 2003 and 2002 amounted to $2.0 million, $1.9 million and $1.2 million, respectively, including service cost earned of $1.2 million, $0.9 million and $0.7 million, and interest cost of $0.8 million, $0.9 million and $0.7 million, respectively.

As of August 31, 1997, a subsidiary of Fresh Del Monte ceased accruing benefits under its salary continuation plan covering all Central American management personnel. At December 31, 2004 and December 26, 2003, Fresh Del Monte had $8.6 million and $9.1 million, respectively, accrued for this plan.

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

Under the plans, 20% of the options usually vest immediately, and the remaining options vest in equal installments over the next four years and may be exercised over a period not in excess of ten years.

A summary of Fresh Del Monte’s stock option activity and related information is as follows:

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES
_______

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

		Weighted
		Average
	Number of	Exercise
	Shares	Price
Options outstanding at December 28, 2001	3,822,980	$10.87
Granted	60,000	$22.01
Exercised	(2,114,362)	$11.67
Canceled	(6,000)	$10.82

Options outstanding at December 27, 2002	1,762,618	$10.29
Granted	500,000	$19.76
Exercised	(1,076,506)	$11.18
Canceled	(23,000)	$18.85

Options outstanding at December 26, 2003	1,163,112	$13.37
Granted	211,000	$24.29
Exercised	(407,556)	$10.74
Canceled	(76,000)	$20.14

Options outstanding at December 31, 2004	890,556	$16.55

Exercisable at December 27, 2002	775,200	$12.71

Exercisable at December 26, 2003	361,500	$13.70

Exercisable at December 31, 2004	289,950	$16.57

Exercise		Remaining
Price	Outstanding	Contractual Life	Exercisable
$ 5.95	218,056	6.3 Years	29,250
$ 8.38	12,000	4.8 Years	12,000
$ 9.28	31,000	4.8 Years	31,000
$ 14.22	30,000	4.0 Years	30,000
$ 15.69	15,000	4.2 Years	15,000
$ 16.00	27,500	2.8 Years	27,500
$ 19.76	310,000	8.1 Years	67,000
$ 22.01	60,000	7.9 Years	36,000
$ 23.82	161,000	9.3 Years	32,200
$ 25.83	26,000	9.1 Years	10,000

	890,556		289,950

17. Commitments and Contingencies

Fresh Del Monte leases agricultural land and certain property, plant and equipment, including office facilities and vessels, under operating leases. The aggregate minimum rental payments under all operating leases with initial terms of one year or more at December 31, 2004 are as follows (U.S. dollars in millions):

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES
_______

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

2005	$22.1
2006	19.9
2007	17.4
2008	15.5
2009	12.8
Thereafter	32.9

$120.6

Total rent expense for all operating leases amounted to $42.3 million, $29.6 million and $26.3 million for 2004, 2003 and 2002, respectively.

Fresh Del Monte also has agreements to purchase substantially all of the production of certain independent growers in Costa Rica, Guatemala, Ecuador, Cameroon, Colombia, Chile, Brazil, Panama, South Africa and the Philippines. Total purchases under these agreements amounted to $571.4 million, $505.6 million and $499.5 million for 2004, 2003 and 2002, respectively. Purchases under these agreements in 2005 are not expected to be significantly more than in 2004.

At year-end 2004, Fresh Del Monte employed a total of approximately 35,000 persons worldwide, substantially all of who are year-round employees. Approximately 70% of these persons are employed in production locations, of which the majority, are unionized.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES
_______

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

18. Litigation

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

On February 16, 1999, two of Fresh Del Monte’s U.S. subsidiaries were served in the Philippines in an action entitled Davao Banana Plantation Workers’ Association of Tiburcia, Inc. v. Shell Oil Co., et al. The action is brought by the Banana Workers’ Association (the “Association”) on behalf of its 34,852 members for injuries they allege to have incurred as a result of DBCP exposure. Approximately 13,000 members of the Association claim employment on a farm that was under contract to one of Fresh Del Monte’s subsidiaries at the time of DBCP use. Fresh Del Monte’s subsidiaries filed motions to dismiss and for reconsideration on jurisdictional grounds, which were denied. Accordingly, Fresh Del Monte’s subsidiaries answered the complaint denying all of the plaintiff’s allegations. Fresh Del Monte’s subsidiaries believe that they have substantial defenses to the claims asserted by the Association. On October 3, 2002, the Philippine Court of Appeals ruled that the method of service used by the Association to serve the defendants was improper and dismissed the Association’s complaint. As a result of this decision, the trial court suspended the proceedings indefinitely. The Association filed a motion for reconsideration of the dismissal of its complaint, which remains pending.

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

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES
_______

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

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

On November 15, 1999, one of Fresh Del Monte’s subsidiaries was served in two actions entitled, Godoy Rodriguez, et al. v. AMVAC Chemical Corp., et al. and Martinez Puerto, et al. v. AMVAC Chemical Corp., et al., in the 29th Judicial District Court for the Parish of St. Charles, Louisiana. These actions were removed to federal court, where they have been consolidated. These actions are brought on behalf of claimants represented by the same counsel who filed the Mississippi and Hawaii actions as well as a number of the claimants who have not accepted the settlement offer. As a result of the Supreme Court’s decision in the Hawaiian action, the district court remanded these actions to state court in Louisiana. At this time, it is not known how many of the 2,962 Godoy Rodriguez and Martinez Puerto plaintiffs are claiming against Fresh Del Monte’s subsidiaries.

On October 14, 2004, two of Fresh Del Monte’s subsidiaries were served with a complaint in an action styled Angel Abarca, et al. v. Dole Food Co., et al. filed originally in the Superior Court of the State of California for the County of Los Angeles on behalf of more than 2,600 Costa Rican banana workers who claim injury from exposure to DBCP. On October 8, 2004 (prior to service on Fresh Del Monte’s subsidiaries), a co-defendant removed the action to the United States District Court for the Central District of California. An initial review of the plaintiffs in the Abarca action denotes that a substantial number of said plaintiffs were claimants in prior DBCP actions in Texas and may have participated in the settlement thereof.

Former Shareholders Litigation

On November 13, 2002, Eastbrook Caribe A.V.V., an Aruba company, which claims to be an assignee of certain individuals and entities purporting to be former indirect shareholders of Fresh Del Monte’s predecessor, filed in the Supreme Court of the State of New York (Trial Court), County of New York, a summons with notice purporting to assert claims against Fresh Del Monte, one of Fresh Del Monte’s subsidiaries and one of Fresh Del Monte’s certain current and former directors, officers and shareholders and Fresh Del Monte’s predecessor (the “New York Complaint”). On April 16, 2003, Fresh Del Monte was served with the New York Complaint in this matter.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES
_______

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

On December 30, 2002, Fresh Del Monte was served with a complaint filed on December 18, 2002 in the Circuit Court of the 11th Judicial Circuit in and for Miami-Dade County, Florida by 11 Mexican individuals and corporations, who claim to have been former indirect shareholders of Fresh Del Monte’s predecessor, against Fresh Del Monte, and certain of Fresh Del Monte’s current and former directors, officers and shareholders of Fresh Del Monte and Fresh Del Monte’s predecessor (the “Florida Complaint”).

The New York Complaint and the Florida Complaint both allege that instead of proceeding with a prospective buyer who offered superior terms, the former chairman of Fresh Del Monte’s predecessor and majority shareholder, agreed to sell Fresh Del Monte’s predecessor to its current majority shareholder at a below market price as the result of commercial bribes allegedly paid by Fresh Del Monte’s majority shareholder and chief executive officer to Fresh Del Monte’s predecessor’s former chairman. On February 20, 2003, Fresh Del Monte filed a motion to dismiss the Florida Complaint and the oral argument was heard on June 19, 2003. On July 22, 2003, the court granted in part and denied in part Fresh Del Monte’s motion to dismiss the Florida Complaint. The court dismissed two of the eleven counts of the Florida Complaint. On January 10, 2005, the court entered a scheduling order providing that all pre-trial motions be filed by May 9, 2005 and set a tentative date for trial for the two week period commencing on May 23, 2005. On May 19, 2003, Fresh Del Monte filed a motion to dismiss the New York Complaint which was granted by the court on January 13, 2004. On October 14, 2004, the Appellate Division of the New York State Supreme Court affirmed the dismissal of the New York Complaint. Fresh Del Monte believes that the allegations of the remaining Florida Complaint are entirely without merit.

Class Action Litigation

On April 16, 2004, Fresh Del Monte’s fruit wholesalers filed a consolidated complaint against two of Fresh Del Monte’s subsidiaries in the United States District Court for the Southern District of New York. The plaintiffs claim to have purchased Del Monte Gold™ pineapples from Fresh Del Monte’s subsidiaries. This consolidated action is brought as a putative class action on behalf of all direct purchasers of the Del Monte Gold™ pineapples from March 1, 1996 through the present. The court directed the plaintiffs to file a new consolidated complaint, which was filed on August 2, 2004 and consists of Fresh Del Monte’s entities and two individual consumers which had filed their complaints in the federal court for the Southern District of New York. In addition to these six actions, Fresh Del Monte’s other actions (as described below) were transferred to the United States District Court for the Southern District of New York by the Judicial Panel on Multidistrict Litigation (“JPML”). The new consolidated complaint alleges claims for: (1) monopolization and attempted monopolization; (2) restraint of trade; (3) unfair and deceptive trade practices; and (4) unjust enrichment.

On March 5, 2004, an alleged individual consumer filed a putative class action complaint against Fresh Del Monte’s subsidiaries in the state court of Tennessee on behalf of consumers who purchased the Del Monte Gold™ pineapples in Tennessee from March 1, 1996 to May 6, 2003. The complaint alleges violations of the Tennessee Trade Practices Act and the Tennessee Consumer Protection Act. On April 14, 2004, Fresh Del Monte’s subsidiaries removed this action to federal court. The plaintiffs filed a motion for remand to state court which was granted by the court on July 7, 2004. This action will now proceed in the state court of Tennessee.

On March 17, 2004, an alleged individual consumer filed a putative class action complaint against Fresh Del Monte and its subsidiaries in the state court of California on behalf of residents of California who purchased (other than for re-sale) the Del Monte Gold™ pineapple between March 1, 1996 and May 6, 2003. The

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES
_______

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

complaint alleges violations of the Cartwright Act; unfair competition in violation of the California Business and Professional Code; common law monopolization and unjust enrichment. On April 19, 2004, Fresh Del Monte removed this action to federal court. The plaintiffs filed a motion for remand to state court which was granted by the court on July 8, 2004. This action will now proceed in the state court of California. Fresh Del Monte filed a motion to dismiss which is pending before the court. On October 29, 2004 Fresh Del Monte filed a motion to dismiss the plaintiff’s complaint which was granted in part and denied in part. The court dismissed plaintiff’s unjust enrichment and disgorgement claims. Plaintiff filed an amended complaint on January 4, 2005, and Fresh Del Monte filed a motion to dismiss the amended complaint which remains pending.

On March 18, 2004, two alleged individual consumers filed putative class action complaints against Fresh Del Monte and its subsidiaries in the state courts of California on behalf of residents of California who purchased (other than for re-sale) the Del Monte Gold™ pineapple between March 1, 1996 and May 6, 2003. The complaints allege common law monopolization; unfair competition in violation of the California Business and Professional Code; unjust enrichment and violations of the Consumer Legal Remedies Act. On April 19, 2004, Fresh Del Monte removed these actions to federal court. The plaintiffs filed a motion for remand to the state court of California and Fresh Del Monte opposed that motion. In addition, Fresh Del Monte filed a motion to stay the actions which was granted by the federal court. Accordingly, Fresh Del Monte response to the complaint is not due until 30 days after the resolution of plaintiffs’ motion to remand. On October 25, 2004, this action was transferred to the United States District Court for the Southern District of New York by the JPML. The plaintiffs have not sought to activate their motions to remand and Fresh Del Monte contends that they have waived their right to do so.

On April 19, 2004, an alleged individual consumer filed a putative class action complaint against Fresh Del Monte’s subsidiaries in the state court of Florida on behalf of Florida residents who purchased (other than for re-sale) the Del Monte Gold™ pineapple between March 1, 1996 and May 6, 2003. The complaint alleges fraudulent concealment/tolling of statute of limitations, violations of the Florida Deceptive and Unfair Trade Practices Act and unjust enrichment. On May 11, 2004, Fresh Del Monte’s subsidiaries removed this action to federal court. The plaintiffs filed a motion for remand to state court and Fresh Del Monte’s subsidiaries opposed that motion. The court granted plaintiff’s motion to remand. The case will now proceed in state court of Florida. On October 27, 2004, Fresh Del Monte filed a motion to dismiss the plaintiff’s complaint which remains pending.

On April 29, 2004, an alleged individual consumer filed a putative class action complaint against Fresh Del Monte’s subsidiaries in the state court of Arizona on behalf of residents of Arizona who purchased (other than for re-sale) Del Monte Gold™ between November 1997 and January 2003. The complaint alleges monopolization and attempted monopolization in violation of the Arizona Consumer Fraud Act, and unjust enrichment in violation of the common law. On May 24, 2004, Fresh Del Monte’s subsidiaries removed this action to federal court. The plaintiffs filed a motion for remand and Fresh Del Monte’s subsidiaries opposed that motion. Fresh Del Monte’s subsidiaries are not required to respond to the complaint until 20 days after the resolution of plaintiffs’ motion to remand. On October 25, 2004, this action was transferred to the United States District Court for the Southern District of New York by the JPML. The plaintiff has activated its motion for remand with the JPML.

On July 2, 2004, an alleged individual consumer filed a putative class action which was served on August 24, 2004 against Fresh Del Monte’s subsidiaries in the state court of Nevada on behalf of residents of Nevada who purchased (other than for re-sale) Del Monte Gold™ pineapples between November 1997 and January 2003. The complaint alleges restraint of trade in violation of Nevada statutes, common law

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES
_______

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

monopolization and unjust enrichment. On September 13, 2004, Fresh Del Monte’s subsidiaries removed this action to federal court. The plaintiff has opposed the motion to remand. On November 15, 2004, this action was transferred to the United States District Court for the Southern District of New York by the JPML. The plaintiff has activated its motion for remand with the JPML.

Fresh Del Monte’s subsidiaries intend to vigorously defend themselves in all of the above matters. At this time, management is not able to evaluate the likelihood of a favorable or unfavorable outcome in any of the above-described matters. Accordingly, management is not able to estimate the range or amount of loss, if any, on any of the above-described matters and no accruals or expenses have been recorded as of December 31, 2004, except as related to the Kunia Well Site discussed below.

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

As a result of communications with the EPA in 2001, Fresh Del Monte recorded a charge of $15.0 million in the third quarter of 2001 to increase the recorded liability to the estimated expected future cleanup cost for the Kunia Well Site to $19.1 million. Based on conversations with the EPA in the third quarter of 2002 and consultation with Fresh Del Monte’s legal counsel and other experts, Fresh Del Monte recorded a charge of $7.0 million during the third quarter of 2002 to increase the accrual for the expected future clean up costs for the Kunia Well Site to $26.1 million. As of December 31, 2004, there is $24.1 million included in other long-term liability for the Kunia well site clean-up.

On September 25, 2003, the EPA issued the Record of Decision (“ROD”). The EPA estimates in the ROD that the remediation costs associated with the clean up of the Kunia Well Site will range from $12.9 million to $25.4 million and will last approximately 10 years. Certain portions of the EPA’s estimates have been discounted using a 5% interest rate. The undiscounted estimates are between $14.8 million to $28.7 million. On January 13, 2004, the EPA deleted a portion of the Kunia Well Site (Northeast section) from the NPL. Fresh Del Monte’s subsidiary intends to negotiate a consent decree with the EPA for the performance of the clean up work during the first quarter of 2005. It is estimated that a consent decree with the EPA will be submitted to the United States District Court for the District of Hawaii during the second quarter of 2005.

Other

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES
_______

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

In addition to the foregoing, Fresh Del Monte is involved from time to time in various claims and legal actions incident to Fresh Del Monte’s operations, both as plaintiff and defendant. In the opinion of management, after consulting with legal counsel, none of these other claims are currently expected to have a material adverse effect on Fresh Del Monte.

19. Financial Instruments and Concentration of Credit Risk

Derivative Financial Instruments

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

Fresh Del Monte also formally assesses, both at the inception and at least quarterly thereafter, whether the financial instruments that are used in hedging transactions are effective at offsetting changes in the cash flows or fair value of the related underlying exposures. Any ineffective portion of a financial instrument’s change in fair value is immediately recognized in earnings. Hedge ineffectiveness was not material for the years ended December 31, 2004, December 26, 2003 and December 27, 2002.

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

Foreign Currency Management

To protect against changes in value of forecasted foreign currency cash flows resulting from a portion of net sales or cost of sales, certain subsidiaries of Fresh Del Monte periodically enter into foreign currency cash flow hedges (principally euro, British pound and Japanese yen). These subsidiaries hedge portions of forecasted sales or cost of sales denominated in foreign currencies with forward contracts and options, which generally expire within one year. The forward contracts are designated as dual-purpose cash flow hedges with gains and losses in the forward contract recognized in other comprehensive income or loss until the foreign currency denominated sales or cost of sales are recognized in earnings. Subsequent to the recognition of sales or cost of sales, changes in the value of the foreign currency accounts receivable or payable and related forward contract are recognized in “other income.” Any ineffective portion of a

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES
_______

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

financial instrument’s change in fair value is immediately recognized in earnings. Fresh Del Monte accounts for the fair value of the related forward contracts as a liability in “accounts payable and accrued expenses.” Hedge ineffectiveness did not have a material impact on earnings for the years ended December 31, 2004, December 26, 2003 and December 27, 2002. As of December 31, 2004, and December 26, 2003, Fresh Del Monte had several foreign currency cash flow hedges outstanding. The fair value of these hedges as of December 31, 2004, is a net liability of $30.2 million, all of which is expected to be transferred to earnings in 2005 along with the earnings effect of the related forecasted transaction. As of December 26, 2003, Fresh Del Monte had $38.6 million in deferred foreign currency cash flow hedge losses outstanding, substantially all of which was transferred to earnings during 2004.

Interest Rate Management

Because Fresh Del Monte utilizes primarily variable-rate debt, the results of operations may be significantly affected by fluctuations in interest rates. To protect against fluctuations in interest rates, Fresh Del Monte entered into an interest rate swap agreement that effectively converted a portion of its $450.0 million Revolving Credit Facility debt to a fixed rate basis through January 30, 2003, thus reducing the impact of interest rate changes under the Revolving Credit Facility on future interest expense. The interest rate swap had a notional amount of $53.6 million at December 27, 2002. Fresh Del Monte accounted for the interest rate swap as a cash flow hedge whereby the fair value of the interest rate swap was recognized as a liability with the offset, net of hedge ineffectiveness (which is not material), recorded as accumulated other comprehensive income or loss. The interest rate swap expired in January 2003. Amounts recorded in accumulated other comprehensive income or loss were amortized as an adjustment to interest expense over the term of the related hedge. Any ineffective portion of a financial instrument’s change in fair value was immediately recognized in earnings.

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

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES
_______

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

The carrying amounts and fair values of Fresh Del Monte’s financial instruments are as follows (U.S. dollars in millions):

	December 31, 2004		December 26, 2003
	Carrying	Fair	Carrying	Fair
	Amount	Amount	Amount	Value
Cash and cash equivalents	$42.1	$42.1	$51.0	$51.0
Trade accounts receivables	276.0	276.0	195.2	195.2
Advances to growers and other receivables	54.7	54.7	41.1	41.1
Trade and other accounts payable	(193.2)	(193.2)	(158.4)	(158.4)
Long-term debt	(339.3)	(339.3)	(20.7)	(20.7)
Capital lease obligations	(24.2)	(24.2)	(23.4)	(23.4)
Forward contracts payable, net	(30.2)	(30.2)	(38.6)	(38.6)

20. Related Party Transactions

During 2004 and 2003, the Company incurred expenses of $1.0 million and $1.2 million, respectively, for air transportation services for chartering of an aircraft that is indirectly owned by Fresh Del Monte’s chief executive officer. The rates charged for these transportation services were comparable with the market rates charged to other unrelated companies for the use of a similar aircraft.

Through December 31, 2002, Fresh Del Monte’s products were distributed in Northern Europe by Interfrucht, an unconsolidated subsidiary. Sales to this distributor amounted to $81.9 million in 2002.

Sales to companies with common ownership as Fresh Del Monte were $33.5 million, $28.7 million and $21.1 million in 2004, 2003, and 2002, respectively. At December 31, 2004 and December 26, 2003 there were $3.9 million and $4.1 million, respectively, of receivables from this related party, which are included in trade accounts receivable.

Fresh Del Monte purchases goods and services from unconsolidated subsidiaries in the ordinary course of business. These transactions were conducted at arms-length. See note 5, “Investments in Unconsolidated Companies”.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES
_______

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

21. Unaudited Quarterly Financial Information

The following summarizes certain quarterly operating data (U.S. dollars in millions, except per share data):

	Quarter ended
	March 26,	June 25,	Sept. 24,	December 31,
	2004	2004	2004	2004
Net sales	$713.8	$763.6	$610.4	$818.2
Gross profit	77.2	89.1	30.8	67.6
Net income	47.0	59.4	13.7	19.1
Net income per share – basic (a)	$0.82	$1.03	$0.24	$0.33
Net income per share – diluted (a)	$0.81	$1.03	$0.24	$0.33

	March 28,	June 27,	Sept. 26,	December 26,
	2003	2003	2003	2003
Net sales	$643.8	$700.6	$563.7	$578.7
Gross profit	107.0	109.3	65.0	46.9
Net income	88.1	81.2	34.3	22.8
Net income per share – basic (a)	$1.57	$1.44	$0.61	$0.40
Net income per share – diluted (a)	$1.55	$1.42	$0.60	$0.40

(a)	Basic and diluted earnings per share for each of the quarters presented above is based on the respective weighted average number of shares for the quarters. The sum of the quarters may not necessarily be equal to the full year basic and diluted earnings per share amounts due to the effects of rounding.

22. Business Segment Data

Fresh Del Monte is principally engaged in one major line of business, the production, distribution and marketing of bananas, other fresh produce and processed foods. Fresh Del Monte’s products are sold in markets throughout the world, with its major producing operations located in North, Central and South America, the Asia-Pacific region and Africa.

Fresh Del Monte’s operations are aggregated on the basis of its products; bananas, other fresh produce and other products and services. Other fresh produce includes pineapples, melons, tomatoes, potatoes, onions, strawberries, non-tropical fruit (including grapes, citrus, apples, pears, peaches, plums, nectarines, apricots and kiwis), fresh-cut produce and other fruit and vegetables. Other products and services includes a third-party ocean freight business, a plastic product and box manufacturing business, a poultry business and a grain business. With the acquisition of Del Monte Foods on October 1, 2004, Fresh Del Monte’s product lines now also include prepared food products.

Fresh Del Monte evaluates performance based on several factors, of which gross profit by product and net sales by geographic region are the primary financial measures (U.S. dollars in millions):

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES
_______

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

	Year Ended
	December 31, 2004		December 26, 2003		December 27, 2002
	Sales	Gross Profit	Sales	Gross Profit	Sales	Gross Profit
Bananas	$1,030.8	$23.0	$969.6	$69.2	$957.0	$79.9
Other fresh produce	1,638.7	216.1	1,398.1	249.5	1,030.5	252.8
Del Monte Foods	88.8	16.3	—	—	—	—
Other products and services	147.7	9.3	119.1	9.5	103.0	4.0

Totals	$2,906.0	$264.7	$2,486.8	$328.2	$2,090.5	$336.7

	Year ended
	December 31,	December 26,	December 27,
	2004	2003	2002
Net sales by geographic region:
North America	$1,497.4	$1,339.0	$1,050.9
Europe*	940.5	714.8	639.3
Asia-Pacific	385.8	373.3	348.2
Other	82.3	59.7	52.1

Total net sales	$2,906.0	$2,486.8	$2,090.5

	December 31,	December 26,
	2004	2003
Property, plant and equipment, net:
North America	$113.7	$105.1
Europe*	242.0	85.5
Asia-Pacific	11.0	6.9
Central and South America	366.5	353.8
Maritime equipment (including container)	142.3	153.3
Corporate	39.2	36.4

Total property, plant and equipment, net	$914.7	$741.0

	December 31,	December 26,
	2004	2003
Identifiable assets:
North America	$409.6	$381.7
Europe*	805.8	272.5
Asia-Pacific	73.4	55.1
Central and South America	507.4	490.1
Maritime equipment (including container)	142.3	153.3
Corporate	119.5	138.5

Total identifiable assets	$2,058.0	$1,491.2

*	- Includes Del Monte Foods.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES
_______

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Fresh Del Monte’s earnings are heavily dependent on operations located worldwide. These operations are a significant factor in the economies of some of the countries in which Fresh Del Monte operates and are subject to the risks that are inherent in operating in such countries, including government regulations, currency and ownership restrictions and risk of expropriation.

During 2004, Fresh Del Monte had two principal sales agreements for the distribution of its fresh produce, which principally cover sales in Southern Europe and Japanese markets. Sales made through these agreements approximated 12%, 9% and 14% of total net sales for 2004, 2003 and 2002, respectively.

One customer, Wal-Mart, Inc., accounted for approximately 14% of net sales in both 2004 and 2003. These sales are reported in the banana and other fresh produce segments. No other customer accounted for 10% or more of our net sales. In 2004, the top ten customers accounted for approximately 35% of our net sales as compared with 41% of our net sales during 2003.

Identifiable assets by geographic area represent those assets used in the operations of each geographic area. Corporate assets consist of goodwill, building, leasehold improvements and furniture and fixtures.

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
Fresh Del Monte Produce Inc.

We have audited the consolidated financial statements of Fresh Del Monte Produce Inc. and subsidiaries as of December 31, 2004 and December 26, 2003, and for each of the years ended December 31, 2004, December 26, 2003 and December 27, 2002 and have issued our report thereon dated March 3, 2005 (included elsewhere in this Form 20-F). Our audits also included the financial statement schedule listed in Item 18 of this Form 20-F. This schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audits.

In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP
Certified Public Accountants

Miami, Florida
March 3, 2005

S-1

Schedule II — Valuation and Qualifying Accounts

Fresh Del Monte Produce Inc. and Subsidiaries

(U.S. Dollars in millions)

		Col. C
	Col. B	Additions			Col. E
	Balance at	to Costs	Charged		Balance at
Col. A	Beginning	and	to Other	Col. D	End of
Description	of Period	Expenses	Accounts	Deductions	Period
Year ended December 31, 2004:

Deducted from asset accounts:
Valuation accounts:
Trade accounts receivable	$17.1	$0.9	$2.0	$0.2	$20.2
Advances to growers and other receivables	13.3	7.2	0.6	(0.4)	20.7
Deferred tax asset valuation allowance	31.2	18.1	41.4 *	—	90.7

Accrued liabilities:
Provision for Kunia Well Site	26.1	—	—	(2.0)	24.1

Total	$87.7	$26.2	$44.0	$(2.2)	$155.7

Year ended December 26, 2003:

Deducted from asset accounts:
Valuation accounts:
Trade accounts receivable	$17.8	$(0.4)	$—	$(0.3)	$17.1
Advances to growers and other receivables	16.7	0.2	(1.3)	(2.3)	13.3
Deferred tax asset valuation allowance	36.6	1.3	(6.7)	—	31.2

Accrued liabilities:
Provision for Kunia Well Site	26.1	—	—	—	26.1

Total	$97.2	$1.1	$(8.0)	$(2.6)	$87.7

Year ended December 27, 2002:

Deducted from asset accounts:
Valuation accounts:
Trade accounts receivable	$13.9	$4.1	$0.2	$(0.4)	$17.8
Advances to growers and other receivables	13.5	2.9	1.1	(0.8)	16.7
Deferred tax asset valuation allowance	30.5	(0.4)	6.5	—	36.6

Accrued liabilities:
Provision for Kunia Well Site	19.1	7.0	—	—	26.1

Total	$77.0	$13.6	$7.8	$(1.2)	$97.2

*	- Includes the effect of acquiring Del Monte Foods on October 1, 2004.

S-2