Form 20-F/A
period 2004-12-31
FRESH DEL MONTE PRODUCE INC
filed 2005-03-09
CIK 1047340

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

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

Item 17 ☐ Item 18 ☑

EXPLANATORY NOTE

This Form 20-F/A is filed by Fresh Del Monte Produce Inc. to replace in its entirety the Form 20-F that was filed with the Securities and Exchange Commission on March 8, 2005. The erroneously filed version of this document included incorrect versions of Exhibits 12.1 and 12.2 and omitted Exhibit 15.1. This Form 20-F/A corrects these errors and reflects certain conforming changes to the Table of Contents and Exhibit Index.

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

2.9	Eighth Amendment dated as of October 29, 1999 among Fresh Produce (UK) Ltd., Wafer Limited, Del Monte Fresh Produce International Inc., Del Monte Fresh Produce N.A., Inc., Fresh Del Monte Produce Inc., Global Reefer Carriers, Ltd., the banks, financial institutions and other institutional lenders a party to the Revolving Credit Agreement dated as of May 19, 1998 (incorporated by reference from Exhibit 4.17 to our 2000 Annual Report on Form 20-F).

2.10	Ninth Amendment and Consent dated as of May 10, 2000 among Del Monte Fresh Produce (UK) Ltd., Wafer Limited, Del Monte Fresh Produce International Inc., Del Monte Fresh Produce N.A., Inc., Fresh Del Monte Produce Inc., Global Reefer Carriers, Ltd., the banks, financial institutions and other institutional lenders a party to the Revolving Credit Agreement dated as of May 19, 1998 (incorporated by reference from Exhibit 4.18 to our 2000 Annual Report on Form 20-F).

2.11	Tenth Amendment and Consent dated as of September 25, 2000 among Del Monte Fresh Produce (UK) Ltd., Wafer Limited, Del Monte Fresh Produce International Inc., Del Monte Fresh Produce N.A., Inc., Fresh Del Monte Produce Inc., Global Reefer Carriers, Ltd., banks, financial institutions and other institutional lenders a party to the Revolving Credit Agreement dated as of May 19, 1998 (incorporated by reference from Exhibit 4.19 to our 2000 Annual Report on Form 20-F).

2.12	Eleventh Amendment and Consent dated as of November 15, 2002 among Del Monte Fresh Produce (UK) Ltd., Wafer Limited, Del Monte Fresh Produce International Inc., Del Monte Fresh Produce N.A., Inc., Fresh Del Monte Produce Inc., Global Reefer Carriers, Ltd., banks, financial institutions and other institutional lenders a party to the Revolving Credit Agreement dated as of May 19, 1998.

4.1	License Agreement, dated as of December 5, 1989, between Del Monte Corporation and Wafer Limited (the “DMC-Wafer License”) (incorporated by reference from Exhibit 10.3 to our Registration Statement on Form F-1 (File No. 333-7708)).

4.2	License Agreement, dated as of December 5, 1989, between Del Monte Corporation and Del Monte Tropical Fruit Company, North America (the “NAJ License”) (incorporated by reference from Exhibit 10.4 to our Registration Statement on Form F-1 (File No. 333-7708)).

4.3	License Agreement, dated as of December 5, 1989, between Del Monte Corporation and Del Monte Fresh Fruit International, Inc. (incorporated by reference from Exhibit 10.5 to our Registration Statement on Form F-1 (File No. 333-7708)).

4.4	Amendment No. 1 to DMC-Wafer License, dated as of October 12, 1992, between Del Monte Corporation and Wafer Limited (incorporated by reference from Exhibit 10.6 to our Registration Statement on Form F-1 (File No. 333-7708)).

4.5	Amendment No. 1 to NAJ License, dated as of October 12, 1992, between Del Monte Corporation and Del Monte Fresh Produce N.A., Inc. (incorporated by reference from Exhibit 10.7 to our Registration Statement on Form F-1 (File No. 333-7708)).

4.6	Amendment No. 1 to Direct DMC-DMFFI License, dated as of October 12, 1992, between Del Monte Corporation and Del Monte Fresh Produce International, Inc. (incorporated by reference from Exhibit 10.8 to our Registration Statement on Form F-1 (File No. 333-7708)).

4.7	Registration Rights Agreement dated as of October 15, 1997 by and between Fresh Del Monte and FG Holdings Limited (incorporated by reference from Exhibit 10.9 to our Registration Statement on Form F-1 (File No. 333-7708)).

4.8	Strategic Alliance Agreement dated as of August 29, 1997 by and between the Registrant and IAT Group Inc. (incorporated by reference from Exhibit 10.10 to Registration Statement on Form F-1 (File No. 333-7708) filed by Fresh Del Monte Produce Inc.)

4.9	Fresh Del Monte Produce Inc. 1997 Share Incentive Plan (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-8 (File No. 333-7870)).

4.10	Fresh Del Monte Produce Inc. Post-Effective Amendment No. 1 to Form S-8 (File No. 333-7870).

4.11	Fresh Del Monte Produce Inc. 1999 Share Incentive Plan (incorporated by reference to Exhibit 4 to the Company’s Registration Statement on Form S-8 (File No. 333-10400)).

4.12	Amendment No. 1 to the Fresh Del Monte Produce Inc. 1999 Share Incentive Plan (incorporated by reference to Exhibit 4 to the Company’s Registration Statement on Form S-8 (File No. 333-87606).

4.13	Standard Fruit and Vegetable Co., Inc. Stock Purchase Agreement, dated as of January 27, 2003, between Del Monte Fresh Produce N.A., Inc and Standard Fruit and Vegetable Co., Inc. et al. (incorporated by reference from Exhibit 4.13 to our 2002 Annual Report on Form 20-F).

4.14	Amended and Restated Credit Agreement dated as of March 21, 2003 by and among Fresh Del Monte Produce Inc. and certain subsidiaries named herein, as borrowers, the lenders named herein, as lenders, Harris Trust and Savings Bank,as syndication agent, Ing Capital LLC, as documentation agent and Cooperatieve Centrale Raiffeisen-Bocrenleenbank B.A., “Rabobank Nederland” New York Branch as administrative agent. (incorporated by reference as the exhibit to our first quarter 2002 report on form 6-K).

4.15	First Amendment to Amended and Restated Credit Agreement Effective as of January 27, 2004. (incorporated by reference from Exhibit 4.15 of our Annual Report on Form 20-F for the year ended December 26, 2003).

4.16	Second Amendment to Amended and Restated Credit Agreement Effective as of June 24, 2004.*

4.17	Third Amendment to Amended and Restated Credit Agreement dated as of November 9, 2004.*

4.18	Preliminary Sales and Purchase Agreement dated between Cirio Del Monte N.V., Cirio Del Monte Italia S.p.A. and Fresh Del Monte Produce N.V. dated July 15, 2004.*

8.1	List of Subsidiaries.*

12.1	Certification of Chief Executive Officer filed pursuant to 17 CFR 240.13a-14(a).*

12.2	Certification of Chief Financial Officer filed pursuant to 17 CFR 240.13a-14(a).*

13.1	Certification of Chief Executive Officer and Chief Financial Officer furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. Section 1350.*

15.1	Consent of Independent Registered Public Accounting Firm.*

* Filed herewith

SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized this Annual Report on Form 20-F or amendments thereto to be signed on its behalf by the undersigned.

FRESH DEL MONTE PRODUCE INC.

Date: March 8, 2005	By:	/s/ HANI EL-NAFFY

Hani El-Naffy
President and Chief Operating Officer

	By:	/s/ JOHN F. INSERRA

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