Form 20-F
period 2005-12-30
FRESH DEL MONTE PRODUCE INC
filed 2006-03-06
CIK 1047340

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 30, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number: 1-14706
FRESH DEL MONTE PRODUCE INC.
(Exact name of Registrant as specified in its charter)
The Cayman Islands
(Jurisdiction of incorporation or organization)
Walker House, Mary Street
P.O. Box 908 GT
George Town, Grand Cayman
Cayman Islands
(Address of principal executive offices)
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
58,013,180 Ordinary Shares
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐ Yes      ☑ No
If this is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 of 15(d) of the Securities and Exchange Act of 1934.
☐ Yes      ☑ No
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☑ Yes      ☐ No
Indicate by check mark if the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (Check one):
Large accelerated filer ☐      Accelerated filer ☑      Non-accelerated filer ☐
Indicate by check mark which financial statement item the registrant has elected to follow.
☐ Item 17      ☑ Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes      ☑ No

PART I
     In this Annual Report (the “Report”), references to “$” and “dollars” are to United States dollars. Reference in this Report to Fresh Del Monte, we, our, and us refers to Fresh Del Monte Produce Inc. and its subsidiaries, unless the context indicates otherwise. Percentages and certain amounts contained herein have been rounded for ease of presentation. Any discrepancies in any table between totals and the sums of amounts listed are due to rounding. As used herein, references to years ended 2003 through 2005 are to fiscal years ended December 26, 2003, December 31, 2004, and December 30, 2005, respectively.
     This Report, information included in future filings by us and information contained in written material, press releases and oral statements, issued by or on behalf of us contains, or may contain, statements that constitute forward-looking statements. These statements appear in a number of places in this Report and include statements regarding the intent, belief or current expectations of us or our officers (including statements preceded by, followed by or that include the words “believes,” “expects,” “anticipates” or similar expressions) with respect to various matters, including without limitation (i) our anticipated needs for, and the availability of, cash, (ii) our liquidity and financing plans, (iii) our ability to successfully integrate acquisitions into our operations, specifically the Del Monte Foods Europe acquisition; (iv) trends affecting our financial condition or results of operations, including anticipated fresh produce sales price levels and anticipated expense levels, (v) our plans for expansion of our business (including through acquisitions) and cost savings, (vi) the impact of competition and (vii) the resolution of certain legal and environmental proceedings. All forward-looking statements in this Report are based on information available to us on the date hereof, and we assume no obligation to update any such forward-looking statements.
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
     The volume data included in this Report has been obtained from our records. Except for volume data for Fresh Del Monte, the market share, volume and consumption data contained in this Report have been compiled by us based upon data and other information obtained from third party sources, primarily from the Food and Agriculture Organization of the United Nations (the “FAO”), and from our surveys of customers and other company-compiled data. Except as otherwise indicated, volume data contained in this Report is shown in millions of 40-pound equivalent boxes.
Item 1. Identity of Directors, Senior Management and Advisers
     Not applicable.
Item 2. Offer Statistics and Expected Timetable
     Not applicable.

Item 3. Key information
Selected Financial Data
     Our fiscal year end is the last Friday of the calendar year or the first Friday subsequent to the end of the calendar year, whichever is closest to the end of the calendar year.
     The following selected consolidated financial information for the years ended December 28, 2001, December 27, 2002, December 26, 2003, December 31, 2004 and December 30, 2005, is derived from our respective audited consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America (the “United States” or “U.S.”).

     This data should be read in conjunction with the consolidated financial statements, related notes and other financial information included elsewhere in this Report.

	Year ended
	December 30,	December 31,	December 26,	December 27,	December 28,
	2005	2004	2003	2002	2001
	(in millions, except share and per share data)
Income Statement Data:
Net sales	$3,259.7	$2,906.0	$2,486.8	$2,090.5	$1,928.0
Cost of products sold	2,948.2	2,641.3	2,158.6	1,753.8	1,645.1

Gross profit	311.5	264.7	328.2	336.7	282.9
Selling, general and administrative expenses	190.9	131.0	107.8	102.7	89.4
Amortization of goodwill	—	—	—	—	3.4
Provision for Kunia Well Site	—	—	—	7.0	15.0
Asset impairment charges	3.1	5.4	—	12.6	10.2

Operating income	117.5	128.3	220.4	214.4	164.9
Interest expense, net	16.1	8.2	6.5	15.0	30.0
Other income (expense), net	(3.1)	6.9	28.4	20.5	(12.2)

Income before income taxes and cumulative effect of change in accounting principle	98.3	127.0	242.3	219.9	122.7
Provision for (benefit from) income taxes	(8.3)	(12.2)	15.9	18.6	26.5

Income before cumulative effect of change in accounting principle	106.6	139.2	226.4	201.3	96.2
Cumulative effect of change in accounting principle	—	—	—	(6.1)	—

Net income	$106.6	$139.2	$226.4	$195.2	$96.2

Basic per share amount:
Income before income taxes and cumulative effect of change in accounting principle	$1.84	$2.42	$4.00	$3.63	$1.79
Cumulative effect of change in accounting principle	—	—	—	(0.11)	—

Net income per ordinary share — Basic	$1.84	$2.42	$4.00	$3.52	$1.79

Diluted per share amount:
Income before income taxes and cumulative effect of change in accounting principle	$1.84	$2.41	$3.95	$3.56	$1.77
Cumulative effect of change in accounting principle	—	—	—	(0.11)	—

Net income per ordinary share — Diluted	$1.84	$2.41	$3.95	$3.45	$1.77

Dividends declared per ordinary share	$0.80	$0.80	$0.45	$0.20	$—

Weighted average number of ordinary shares:
Basic	57,926,466	57,487,131	56,539,691	55,445,106	53,856,392
Diluted	58,077,282	57,803,158	57,346,377	56,538,659	54,414,868

Balance Sheet Data (at period end):
Cash and cash equivalents	$24.5	$42.1	$51.0	$9.5	$13.0
Working capital	416.2	299.9	143.1	103.4	125.7
Total assets	2,124.8	2,076.5	1,491.2	1,262.8	1,219.2
Total debt	360.8	363.5	43.5	87.3	333.3
Shareholders’ equity	1,152.9	1,069.2	942.2	759.5	550.5

Risk Factors
     We could realize losses and suffer liquidity problems due to declines in sales prices for bananas, pineapples and other fresh produce.
     Our profitability depends largely upon our profit margins and sales volumes of bananas, pineapples and other fresh produce. In 2003, 2004 and 2005, banana sales accounted for the most significant portion of our total net sales, and pineapple sales accounted for the most significant portion of our total gross profit.
     Supplies of bananas can be increased relatively quickly due to the banana’s relatively short growing cycle and the limited capital investment required for banana growing. As a result of imbalances in supply and demand and import regulations, banana prices fluctuate, consequently, our operating results could be adversely affected.
     Sales prices for bananas, pineapples and other fresh produce are difficult to predict. It is possible that sales prices for bananas and pineapples will decline in the future, and sales prices for other fresh produce may also decline. In recent years, there has been increasing consolidation among food retailers, wholesalers and distributors. We believe the increasing consolidation among food retailers may contribute to further downward pressure on our sales prices. In the event of a decline in sales prices or sales volumes, we could realize significant losses, experience liquidity problems and suffer a weakening in our financial condition. A significant portion of our costs is fixed, so that fluctuations in the sales prices have an immediate impact on our profitability. Our profitability is also affected by our production costs which may increase by factors beyond our control.
     Due to fluctuations in the supply of and demand for fresh produce, our results of operations are seasonal, and we realize a greater portion of our net sales and gross profit during the first two quarters of each year.
     In part, as a result of seasonal sales price fluctuations, we have historically realized a substantial majority of our gross profit during the first two quarters of each year. The sales price of any fresh produce item fluctuates throughout the year due to the supply of and demand for that particular item, as well as the pricing and availability of other fresh produce items, many of which are seasonal in nature. For example, the production of bananas is continuous throughout the year and production is usually higher in the second half of the year, but the demand for bananas during that period varies because of the availability of seasonal and alternative fruit. As a result, demand for bananas is seasonal and generally results in higher sales prices during the first six months of each calendar year. In the melon market, the entry of many growers selling unbranded or regionally branded melons during the peak North American and European melon growing season results in greater supply, and therefore, lower sales prices from June to October. In North American and European regions, we realize most of our sales and gross profit for melons, grapes and non-tropical fruit from October to May. In the prepared food business, we realize the largest portion of our net sales and gross profit in the third and fourth quarters of the year. During the fourth quarter of 2005 we experienced unusually low demand for pineapples in the North America and Europe regions which resulted in lower sales prices and had an adverse effect on our gross margins.
     Crop disease or severe weather conditions could result in substantial losses and weaken our financial condition.
     Crop disease or severe weather conditions from time to time, including floods, droughts, windstorms and hurricanes, may adversely affect our supply of one or more fresh produce items, reduce our sales volumes and increase our unit production costs. This is particularly true in the case of our premium pineapple product, the “Del Monte Gold ® Extra Sweet” pineapple because a substantial portion of our production is grown in one region in Costa Rica. Since a significant portion of our costs are fixed and contracted in advance of each operating year, volume declines due to production interruptions or other factors could result in increases in unit production costs, which could result in substantial losses and weaken our financial condition. We have experienced crop disease, insect infestation or severe weather conditions from time to time, including hurricanes, droughts and floods in our sourcing locations. When crop disease, insect infestations or severe weather conditions destroy crops planted on our farms or our suppliers’ farms, we may lose our investment in those crops or our purchase fruit cost may increase.
     The fresh produce markets in which we operate are highly competitive.
     The fresh produce business is highly competitive, and the effect of competition is intensified because most of our products are perishable. In banana and pineapple markets, we compete principally with a limited number of multinational and large regional producers. In the case of our other fresh fruit and vegetable products, we compete with numerous small producers, as well as regional competitors. Our sales are also affected by the availability of seasonal and alternative fresh produce. The extent of competition varies by product. To compete successfully, we must be able to strategically source fresh produce of uniformly high quality and sell and distribute it on a timely and regular basis. In addition, since our profitability has depended primarily on our gross profit on the sale of our Del Monte Gold®™ Extra Sweet pineapples, intensified competition in the production and sale of Del Monte Gold®™ Extra Sweet pineapples will adversely affect our financial results. During 2005, we have experienced increased competition in the production and sale of Del Monte Gold®™ Extra Sweet pineapples which has had an adverse effect on our financial results.
     We are subject to material currency exchange risks because our operations involve transactions denominated in various currencies.
     We conduct operations in many areas of the world involving transactions denominated in a variety of currencies, and our results of operations, as expressed in dollars, may be significantly affected by fluctuations in rates of exchange between currencies. Although a substantial portion of our sales revenues (45% in 2005) is denominated in non-dollar currencies, we incur a significant portion of our costs in dollars. Although we periodically enter into currency forward contracts and options as a hedge against currency exposures, we may not enter into these contracts during any particular period or these contracts may not adequately offset currency fluctuations. We generally are unable to adjust our non-dollar local currency sales prices to compensate for fluctuations in the exchange rate of the dollar against the relevant local currency. In addition, there is normally a time lag between our incurrence of costs and collection of the related sales proceeds. Accordingly, if the dollar appreciates relative to the currencies in which we receive sales proceeds, our operating results may be negatively affected.
     Our strategy of diversifying our product line and increasing the value-added services that we provide to our customers may not be successful.
     We are diversifying our product line through acquisitions and internal growth. In addition, we have expanded our service offerings to include a higher proportion of value-added services, such as the preparation of fresh-cut produce, ripening, customized sorting and packing, direct-to-store delivery and in-store merchandising and promotional support. This represents a significant departure from our traditional business of delivering our products to our customers at the port. In recent periods, we have made significant investments in distribution centers and fresh-cut facilities through capital expenditures and acquisitions. We may not be successful in anticipating the demand for these products and services, in establishing the requisite infrastructure to meet customer demands or the provision of these value-added services. If we are not successful in these efforts, our business, financial condition or results of operations could be materially and adversely affected.

     Increased prices for fuel, packaging materials or short-term refrigerated vessel charter rates could increase our costs significantly.
     Our costs are determined in large part by the prices of fuel and packaging materials, including containerboard, plastic, resin and tin plate. We may be adversely affected if sufficient quantities of these materials are not available to us. Any significant increase in the cost of these items could also materially and adversely affect our operating results. Other than the cost of our products (including packaging), sea and inland transportation costs represent the largest component of cost of products sold. Our average cost of fuel increased by 24% in 2003 as compared with 2002. During 2004, the cost of fuel and containerboard increased an additional 5% and 13%, respectively, as compared with 2003 and during 2005, fuel costs increased a further 41% as compared with 2004. These increases in the cost of fuel and containerboard have negatively impacted our results of operations. In addition, we are subject to the volatility of the short-term charter vessel market because approximately 28% of our refrigerated vessels are chartered rather than owned. These charters are primarily short-term, typically for periods of one to three years. As a result, a significant increase in short-term charter rates would materially and adversely affect our results.
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
     The United States Environmental Protection Agency (the “EPA”) has placed a certain site at our plantation in Oahu, Hawaii on the National Priorities List under the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (the “Superfund” law). Under an order entered into with the EPA, we completed a remedial investigation and engaged in a feasibility study to determine the extent of the environmental contamination. The remedial investigation report was finalized on January 21, 1999 and approved by the EPA in February 1999. A final draft feasibility study was submitted for EPA review in December 1999 and updated in December 2001 and October 2002, and approved by the EPA on April 22, 2003. On September 25, 2003, the EPA issued the Record of Decision (“ROD”). The EPA estimates in the ROD that the remediation costs associated with the clean up of our plantation will range from $12.9 million to $25.4 million. Certain portions of the EPA’s estimates have been discounted using a 5% interest rate. The undiscounted estimates are between $14.8 million to $28.7 million. As of December 30, 2005, there is $22.8 million included in other noncurrent liabilities for the Kunia well site clean-up. We expect to expend approximately $2.0 million in cash per year for the next five years. See “Legal Proceedings - Kunia Well Site.”
     In addition, we are involved in several actions in the U.S. and non-U.S. courts involving allegations by numerous Central American and Philippine plaintiffs that they were injured from 1965 to 1990 by exposure to a nematocide containing the chemical Dibromochloropropane (“DBCP”). See “Legal Proceddings.”

Environmental and other regulation of our business could adversely impact us by increasing our production cost or restricting our ability to import certain products into the United States.
     Our business depends on the use of fertilizers, pesticides and other agricultural products. The use and disposal of these products in some jurisdictions are subject to regulation by various agencies. A decision by a regulatory agency to significantly restrict the use of such products that have traditionally been used in the cultivation of one of our principal products could have an adverse impact on us. For example, methyl bromide, a pesticide used for fumigation of imported produce (principally melons) for which there is currently no known substitute, is currently scheduled to be phased out in the United States in 2006, however, various exemptions will allow its use until 2010. Also, under the Federal Insecticide, Fungicide and Rodenticide Act, the Federal Food, Drug and Cosmetic Act and the Food Quality Protection Act of 1996, the EPA is undertaking a series of regulatory actions relating to the evaluation and use of pesticides in the food industry. These actions and future actions regarding the availability and use of pesticides could have an adverse effect on us. In addition, if a regulatory agency were to determine that we are not in compliance with a regulation in that agency’s jurisdiction, this could result in substantial penalties and could also result in a ban on the sale of part or all of our products in that jurisdiction.
     We are exposed to political, economic and other risks from operating a multinational business.
     Our business is multinational and subject to the political, economic and other risks that are inherent in operating in numerous countries. These risks include those of adverse government regulation, including the imposition of import and export duties and quotas, currency restrictions, expropriation and potentially burdensome taxation. For example, banana import regulations have restricted our access to the European Union (“EU”) banana market and increased the cost of doing business in the EU. This banana import license system expired on December 31, 2005. From January 1st, 2006, the quotas controlling import volumes of Latin American bananas coming into the EU have been eliminated and replaced with a tariff of 176 euros per ton. The potential risks of operating a multinational business may be greater in countries where our activities are a significant factor in the country’s economy, which is particularly true of our banana, pineapple and melon operations in Costa Rica and our banana and melon operations in Guatemala and our pineapple operation in Kenya.
     We have a disagreement with the Government of Cameroon with respect to its intended privatization of certain banana plantations with which we have contracts to purchase their banana production. We disagree over the date of the termination of our contract with our Cameroon partner, which is a government controlled entity. The Government of Cameroon commenced procedures for the privatization of these banana plantations through an auction process, but the process resulted in no bidders. The Government of Cameroon has declared again during 2005 its intention to start a new privatization process in the future. Since bananas produced in Cameroon benefit from certain banana import preferences and tax exemptions in the EU, privatization may have a negative effect on our results of operations.
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
     We are also subject to a variety of government regulations in countries where we market our products, including the United States, the countries of the EU, Japan, Korea and China. Examples of the types of regulation we face include:
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
     Our growth strategy is based in part on growth through acquisitions or expansion, which poses a number of risks. We may not be successful in identifying appropriate acquisition candidates, consummating acquisitions on satisfactory terms or integrating any newly acquired or expanded business with our current operations. We may issue ordinary shares, incur long-term or short-term indebtedness, spend cash or use a combination of these for all or part of the consideration paid in future acquisitions or to expand our operations. In particular, we may not be able to operate and manage the Del Monte Foods Europe business we acquired on October 1, 2004 on a profitable basis. The execution of our acquisition and expansion strategy may entail repositioning or similar actions that in turn requires us to record impairment charges. Any such charges would reduce our earnings.
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
     IAT Group Inc. and its current shareholders, members of the Abu-Ghazaleh family, are our principal shareholders and currently, directly and indirectly, beneficially own approximately 51.9% of our outstanding ordinary shares. Our chairman and chief executive officer, and two other directors, are members of the Abu-Ghazaleh family. We expect our principal shareholders to continue to use their majority interest in our ordinary shares to direct our management, to control the election of our entire board of directors, to determine the method and timing of the payment of dividends, to determine substantially all other matters requiring shareholder approval and to control us. The concentration of our beneficial ownership may have the effect of delaying, deterring or preventing a change in control, may discourage bids for the ordinary shares at a premium over their market price and may otherwise adversely affect the market price of the ordinary shares.
     A substantial number of our ordinary shares are available for sale in the public market, and sales of those shares could adversely affect our share price.
     Future sales of our ordinary shares by our principal shareholders, or the perception that such sales could occur, could adversely affect the prevailing market price of our ordinary shares. Of the 58,013,180 ordinary shares outstanding as of December 30, 2005, 30,091,400 ordinary shares are owned by the principal shareholders and are “restricted securities.” These “restricted” ordinary shares can be registered upon demand and are eligible for sale in the public market without registration under the Securities Act of 1933, subject to compliance with the resale volume limitations and other restrictions of Rule 144 under the Securities Act.
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
     We are incorporated under the laws of the Cayman Islands, and our corporate affairs are governed by our Memorandum and Articles of Association and by the Companies Law (As Revised) of the Cayman Islands. Principles of law relating to matters such as the validity of corporate procedures, the fiduciary duties of our management, directors and controlling shareholders and the rights of our shareholders differ from those that would apply if we were incorporated in a jurisdiction within the United States. Further, the rights of shareholders under Cayman Islands law are not as clearly established as the rights of shareholders under legislation or judicial precedent applicable in most U.S. jurisdictions. As a result, our public shareholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than they might have as shareholders of a corporation incorporated in a U.S. jurisdiction. In addition, there is doubt as to whether the courts of the Cayman Islands would enforce, either in an original action or in an action for enforcement of judgments of U.S. courts, liabilities that are predicated upon the U.S. federal securities laws.
Item 4. Information on the Company
     History and Development of Fresh Del Monte
     Our legal name is Fresh Del Monte Produce Inc., and our commercial name is Del Monte Fresh Produce. We are an exempted holding company, incorporated under the laws of the Cayman Islands on August 29, 1996 and are 43.4% owned by IAT Group Inc., which is 100% beneficially owned by members of the Abu-Ghazaleh family. In addition, members of the Abu-Ghazaleh family directly own 8.5% of the outstanding ordinary shares of Fresh Del Monte. Our principal executive office is located at Walker House, Mary Street, P.O. Box 908 GT, Georgetown, Grand Cayman, Cayman Islands. Our U.S. executive office is located at c/o Del Monte Fresh Produce Company, 241 Sevilla Avenue, Coral Gables, Florida 33134. Our telephone number at our U.S. executive office is (305) 520-8400. Our Internet address is http://www.freshdelmonte.com. The electronic version of this Annual Report on Form 20-F, along with other information about us and our operations, financial information, other documents filed with the Securities and Exchange Commission (the “SEC”) and other useful information about us can be found on our website.

     Our global business, conducted through subsidiaries, is primarily the worldwide sourcing, transportation and marketing of fresh and fresh-cut produce together with prepared food products in Europe, the Middle East and Africa. We source our products (bananas, pineapples, melons, tomatoes, potatoes, onions, strawberries, grapes, citrus, apples, pears, peaches, plums, nectarines, cherries, kiwi) primarily from Central and South America and the Philippines. We also source products from North America, Africa and Europe. We distribute our products in North America, Europe, the Asia-Pacific region, the Middle East and South America. Our products are sourced from company-owned farms, through joint venture arrangements and through supply contracts with independent growers.
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
     On January 27, 2003, we acquired Standard Fruit and Vegetable Co., Inc. (“Standard”), a Dallas, Texas based integrated distributor of fresh fruit and vegetables, which serviced retail chains, foodservice distributors and other wholesalers in approximately 30 states. As a result of this acquisition, we added tomatoes, potatoes, strawberries and onions to our product offering and an additional four distribution centers in North America.
     On June 18, 2003, we acquired the remaining 33% minority interest in Envases Industriales de Costa Rica, S.A. (“Envaco”), a manufacturer of corrugated boxes. This acquisition provided us with 100% ownership of our corrugated box plant in Costa Rica.
     On November 21, 2003, we acquired Poland-based Expans Sp. z o.o. (“Expans”), a leading distributor of fresh fruit and vegetables who marketed a broad range of produce including bananas, citrus, tomatoes, grapes and vegetables. This acquisition enabled us to leverage the strong brand identity of Del Monte and to establish a strong foundation in Poland.
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
     On October 1, 2004, we acquired Del Monte Foods Europe (“Del Monte Foods”), including its operations in Europe, Africa and the Middle East. This acquisition was completed for approximately $339.6 million financed through cash on hand and drawings under our credit facility. Del Monte Foods is a vertically integrated producer, marketer and distributor of prepared fruit and vegetables, juices, beverages, snacks and desserts. The company holds a perpetual, royalty-free license to use the Del Monte® brand for processed and/or canned foods in more than 100 countries throughout Europe, Africa and the Middle East. Del Monte® is the leading brand for prepared fruit and pineapple in many Western European markets and is a leading brand in the U.K. beverage market. This acquisition provides us with a myriad of new markets enhancing our ability to sell our branded fresh and prepared products together under the Del Monte® name and strengthens our presence in Europe and other key markets. Del Monte Foods juices, beverages and prepared fruit and vegetables are processed at facilities in the United Kingdom, Greece, South Africa and Italy, while its pineapple is cultivated and processed at its plantation and cannery in Kenya.
     Our principal capital expenditures in 2005 consisted of expansion of production operations in South America, the Philippines, Africa and the Middle East and for information technology initiatives for a total of $58.0 million. Our principal capital expenditures in 2004 consisted of expansion of distribution facilities and fresh-cut facilities in Europe and North America, expansion of production facilities in South America and information technology initiatives in North America, Europe and Asia-Pacific for a total of $81.3 million. Our principal capital expenditures in 2003 consisted of expansion of distribution facilities and fresh-cut facilities in North America, Europe and Asia-Pacific, expansion of production facilities in South America, the acquisition of a pre-owned refrigerated vessel and information system initiatives for a total of $41.5 million.
     Principal capital expenditures planned for 2006 consist of approximately $84.8 million for expansion of production facilities in South America, the Philippines, Africa and the Middle East and information technology initiatives. We expect to fund our capital expenditures in 2006 through operating cash flows and borrowings under our credit facility.
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
     We have leading market positions in key fresh produce categories. We believe we are:
•	the number one marketer of fresh pineapples worldwide, including our “Del Monte Gold ® Extra Sweet” pineapple, with approximately 40% market share in 2005;

•	the number one marketer of branded melons in the United States and the United Kingdom;

•	the largest marketer of fresh-cut fruit in the United States with a 24% market share at the retail level;

•	the third largest marketer of bananas worldwide, with an estimated 14% market share in 2005;

•	the largest re-packer of tomatoes in the United Sates with an estimated 5% market share in 2005;

•	a leading year-round marketer of branded grapes in the United States;

•	a leading marketer of branded citrus, apples, pears and other non-tropical fruit in selected markets;

•	a leading marketer for canned fruit and pineapple in many Western European markets; and

•	a leading marketer of ambient juices and juice drinks in the U.K. market.
     The fresh-cut produce market in the United States alone is believed to be one of the fastest-growing categories in the fresh produce segment. This category includes fresh produce that has been trimmed, peeled, cut and packaged into nutritious, ready-to-use products for retail stores and foodservice operators. Our fresh-cut fruit products include pineapples, melons, grapes and other non-tropical fruit, and our fresh-cut vegetable products include lettuce, broccoli, cauliflower, tomatoes, onions, bell peppers, celery and various greens. Our other fresh-cut product offerings outside the United States also include bagged and prepared salads, such as coleslaw and potato salad. We believe our global sourcing and logistics capabilities, combined with the DEL MONTE® brand, will enable us to maintain our leading position in this market.
     We source and distribute our products on a global basis. Our products are grown primarily in Central and South America, Africa and the Philippines. We also source products from North America, and Europe. Our products are sourced from company-controlled farms and independent growers. We transport our fresh produce to markets using our fleet of 23 owned and 9 chartered refrigerated vessels, and we operate four port facilities in the United States. At year-end 2005, we operated 43 distribution centers, generally with cold storage and ripening facilities in our key markets worldwide, including the United States, the United Kingdom, Germany, Japan, Korea, Hong Kong, Argentina and Poland. We also operate a total of 14 fresh-cut facilities in the United States, the United Kingdom and Japan, some of which are located within our distribution centers. Through our vertically integrated network, we manage the transportation and distribution of our products in a continuous temperature-controlled environment. This enables us to preserve quality and freshness, and to optimize product shelf life, while ensuring timely and year-round distribution. Furthermore, our position as a volume producer and shipper of bananas allows us to lower our average per-box logistics cost and to provide regular deliveries of our premium fresh fruit to meet the increasing demand for year-round supply.
     We market and distribute our products to retail stores, food clubs, wholesalers, distributors and foodservice operators in more than 80 countries around the world. North America is our largest market, accounting for 48% of our net sales in 2005. Europe and the Asia-Pacific region are our other major markets, accounting for 37% and 12% of our net sales in 2005, respectively. Our distribution centers and fresh-cut facilities address the growing demand from supermarket chains, club stores, mass merchandisers and independent grocers to provide value-added services, including the preparation of fresh-cut produce, ripening, customized sorting and packing, just-in-time and direct-store-delivery and in-store merchandising and promotional support. Large national retail chains are increasingly choosing fewer suppliers – ones that can serve all of their needs on a national basis – and there is a significant opportunity for a company with a full fresh and fresh-cut line, a well recognized brand, a consistent supply of quality produce and national distribution network to become the preferred supplier to these large retail customers. We believe that we are uniquely positioned to become this preferred supplier, and our goal is to achieve this status by creating a leading position in fresh-cut produce and diversifying our fresh produce selection. As a result of our Del Monte Foods acquisition, we have transformed our company from a fresh and fresh-cut produce company into a multinational prepared food company with a product line that now includes prepared fruit and vegetables, juices, beverages, snacks and desserts in Europe, the Middle East and Africa.

PRODUCTS
     Bananas
     Bananas are the leading internationally traded fresh fruit in terms of volume and dollar sales and the best-selling fresh fruit in the United States. Europe and North America are the world’s largest banana markets, with annual imports of 15 and 10 billion pounds, respectively. The Asia-Pacific region consumes approximately six billion pounds per year. Bananas are a key produce department product due to their high turnover and the premium margins realized by grocers.
     Bananas have a relatively short growing cycle and are grown in tropical locations with humid climates and heavy rainfall, such as Central and South America, the Caribbean, the Philippines and Africa. Bananas are grown throughout the year in these locations, although demand and prices fluctuate based on the relative supply of bananas and the availability of seasonal and alternative fruit.
     Gold Pineapples
     From 1994 to 2004, the volume of fresh pineapple imports increased by approximately 293% in North America and 138% in Europe. In the Asia-Pacific region, the volume increased 43% during the same period. In 2004, annual fresh pineapple consumption in the United States and Canada reached approximately 1.3 billion pounds. Also in 2004, fresh pineapple volumes into Europe and the Asia-Pacific region were approximately 1.9 billion pounds and 500 million pounds, respectively.
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
     While there are many varieties of pineapple, among the principal varieties is the Champaka pineapple, which is the traditional conical shaped pineapple with a light yellow flesh. The success of the premium pineapples, such as our “Del Monte Gold® Extra Sweet” pineapple, which has enhanced taste, golden shell color, bright yellow flesh and higher vitamin C content has replaced the traditional varieties and has led to increased competition.
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
     Non-Tropical Fruit
     Non-tropical fruit includes grapes, apples, pears, citrus, peaches, plums, nectarines, apricots, avocados and kiwis. Generally, non-tropical fruit grows on trees, bushes or vines that shed their leaves seasonally. Approximately 46% of our non-tropical fruit net sales are from the sales of grapes. In the United States, approximately 15% of total grape production is used for fresh consumption, with the remainder processed for the production of wine, raisins, juices and canned products. The higher production cost and higher product value of fresh grapes result from more intensive production practices than are required for grapes grown for processing. While California supplies approximately 90% of total grape volumes, imports have made fresh grapes available year-round in the United States, with shipments mostly from Chile. Most U.S. production is marketed from May to October. From December to April, Chilean grapes dominate the market.
     Melons
     From 1994 to 2004, the volume of imports of cantaloupes and other melons increased by approximately 64% in North America and 70% in Europe. Melons are one of the highest volume fresh produce items, and this category includes many varieties, such as cantaloupe, honeydew and watermelons. During the summer and fall growing seasons in the United States and Europe, demand is met in large part by local suppliers of unbranded or regionally branded melons. By contrast, in North America and Europe, imports significantly increase, and melons command premium pricing from October to May. Melons are grown in temperate and tropical locations and have a relatively short growing cycle.
     Tomatoes
     The United States is one of the largest producers of tomatoes in the world, ranking second only to China. Mexico and Canada are also important suppliers of fresh tomatoes within North America. Annual per capita consumption of fresh tomatoes in the United States has increased by 11% over the past decade to approximately 18 pounds per person. Fresh tomatoes remain a top performer for food retailers, generating approximately 7% of a retailer’s produce department’s sales.
     Prepared Food
     As a result of the Del Monte Foods acquisition, we have a royalty free perpetual license to use the Del Monte Trademark in connection with the production, manufacture, sale and distribution of processed foods and beverages in over 100 countries throughout Western, Eastern and Central Europe, the Middle East and Africa. Del Monte has operated in Europe for over 75 years, is the premier brand associated with fruit-based or fruit-derived products and is the leading brand for canned fruit and pineapple in many Western European markets. Del Monte has had a presence in the United Kingdom, the largest market, since 1926 and is perceived to be a quality brand with high consumer awareness. Del Monte has a reputation with both consumers and retailers for value, quality and reliability. As a consequence, the Del Monte brand in Europe has historically commanded a price premium over its competitors, enabling both retailer and manufacturer to achieve superior margins.

PRODUCTS, SOURCING AND PRODUCTION
     Our products are grown and sourced primarily in Central and South America, the Philippines and Africa. We also source products from North America and Europe. In 2005, 36% of the fresh produce we sold was grown on company-controlled farms and the remaining 64% was acquired through supply contracts with independent growers.
     We produce, source, distribute and market a broad array of fresh produce throughout the world, primarily under the DEL MONTE® brand, as well as under other proprietary brands such as UTC® and Rosy®. As a result of the Del Monte Foods acquisition of October 1, 2004, we also produce, distribute and market prepared fruits and vegetables, juices, beverages, snacks and desserts under the Del Monte® brand, as well as other proprietary brands such as Just Juice®, Fruitini®, Fruit Express™ and other regional trademarks in Europe, Africa and the Middle East.
     The following table indicates our net sales by product for the last three fiscal years:

	Year ended
	December 30,		December 31,		December 26,
	2005		2004		2003
	(U.S. dollars in millions)
Net sales by product category:		%		%		%
Bananas	$1,079.0	33	$1,030.8	36	$969.6	39

Other fresh produce:
Gold pineapples	396.7	12	399.9	14	392.7	16
Fresh-cut produce	351.6	11	267.4	9	213.5	9
Non-tropical fruit	261.6	8	262.6	9	214.0	9
Melons	225.6	7	204.4	7	201.8	8
Tomatoes	192.6	6	194.3	7	131.9	5
Vegetables	163.9	5	181.8	6	114.1	5
Other fruit	101.9	3	128.3	4	130.1	5

Total other fresh produce	1,693.9	52	1,638.7	56	1,398.1	56

Prepared food	316.5	10	88.8	3	—	—
Other products and services	170.3	5	147.7	5	119.1	5

Total	$3,259.7	100	$2,906.0	100	$2,486.8	100

     Bananas
     We believe that we are the world’s third largest marketer of bananas with an estimated 14% market share in 2005. Our banana sales in North America, Europe and the Asia-Pacific region accounted for approximately 35%, 39% and 26% of our net sales of bananas in 2005, respectively. We produced 29%of the banana volume we sold in 2005 on company-controlled farms, and we purchased the remainder from independent growers.
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
     We produce bananas on company-controlled farms in Costa Rica, Guatemala, Brazil, Cameroon, and the Philippines and we purchase bananas from independent growers in Costa Rica, Ecuador, Colombia, Guatemala and the Philippines. Although our purchase contracts are primarily long-term, we also make purchases in the spot market, primarily in Ecuador. In Ecuador and Costa Rica, there are minimum export prices for the sale of bananas, which are established by the respective governments.
     Due in part to limitations in the Philippines on foreign ownership of land, we purchase bananas in the Philippines through long-term contracts with independent growers. Approximately 69% of our Philippine-sourced bananas is supplied by one grower, representing 20% of our total banana volume in 2005. In the Philippines, we have leased approximately 1,500 hectares of land where we are planting Highland bananas for the Asia-Pacific market and are in the process of leasing another 1,500 hectares.
     Gold Pineapples
     Since the introduction of our “Del Monte Gold® Extra Sweet” pineapple, our share of the worldwide fresh pineapple market has grown significantly and currently we have approximaely 40% share of the worldwide market share with slightly higher volumes this year. This market share excludes the pineapple we sell in the fresh-cut format. Pineapple sales in North America, Europe and the Asia-Pacific region accounted for 55%, 33% and 12% of our net sales of pineapples in 2005, respectively. The gold pineapple market continues to expand significantly with a double-digit increase in worldwide industry volume during 2005.
     From 1996 to 2005, our volume of the “Del Monte Gold® Extra Sweet” pineapple increased from two and a half million boxes to 20 million boxes. Based on FAO data, the volume of pineapple sales in the United States has increased significantly since 1996. We believe that a substantial portion of this growth is due to our introduction of the “Del Monte Gold® Extra Sweet” pineapple. We expect to continue to increase the sales volume of our extra sweet pineapples in the near future with extra sweet pineapples grown in Costa Rica, the Philippines and South America. The “Del Monte Gold® Extra Sweet” pineapple has a number of highly desirable characteristics such as enhanced taste, golden shell color, bright yellow flesh and higher vitamin C content as compared to traditional varieties of pineapple.
     The principal production and procurement areas for our gold pineapples are Costa Rica, Hawaii, Brazil and the Philippines. Cultivating pineapples requires greater capital resources, significant agricultural expertise, greater effort and longer growing time relative to bananas. As a result, relative to our bananas, a higher percentage of the fresh pineapples we sell (70% by volume in 2005) are produced on company-controlled farms.
     Fresh-Cut Produce
     We believe that the fresh-cut produce market continues to be one of the fastest-growing categories in the fresh produce segment, largely due to consumer trends favoring healthy and conveniently packaged ready-to-eat foods. We established a platform in this industry through acquisitions that we have completed in the past four years and by building upon our existing fresh-cut pineapple business. We believe that our experience in this market, coupled with our sourcing and logistics capabilities and the DEL MONTE® brand, will enable us to achieve a leading position in this highly fragmented market. Based on the latest supermarket scan data, we believe that we are now the market leader in fresh-cut fruit at the retail level with a 24% market share. Our fresh-cut fruit products include pineapple, melons, grapes, citrus, apples, kiwi and other fruit items. The fruit we use in our fresh-cut operations are sourced within our integrated system of company-controlled farms and from independent growers. We also offer fresh-cut vegetables, including lettuce, tomatoes, onions, carrots, broccoli, bell peppers, cauliflower, celery, various greens and prepared salads such as coleslaw and potato salad. We purchase most of our vegetables for these purposes from independent growers in the United States and in Europe. Our purchase contracts for both fruit and vegetables are typically short-term but vary by produce item. Substantially all of our fresh-cut products are sold in the United States and the United Kingdom.

     Non-Tropical Fruit
     We sell a variety of non-tropical fruit including grapes, citrus, apples, pears, peaches, plums, nectarines, apricots, avocados and kiwi. Non-tropical fruit sales in North America, Europe, the Asia-Pacific region and South America accounted for approximately 69%, 18%, 8% and 5% of our total net sales of non-tropical fruit in 2005, respectively. A large portion of our citrus is sold in the Asia-Pacific region. We obtain our supply of non-tropical fruit from company-owned farms in Chile and from independent growers in Chile, the United States, Mexico, Spain, Italy, Turkey, Greece and New Zealand. In Chile, we purchase non-tropical fruit from independent growers and also produce a variety of non-tropical fruit on approximately 7,500 acres of company-owned or leased land. In the United States, the majority of our fruit is sourced from California. In Spain and New Zealand, we have our own sourcing operations, ensuring a consistent supply of high quality non-tropical fruit during the growing season. Purchase contracts for non-tropical fruit are typically made on an annual basis.
     Melons
     We sell a variety of melons including cantaloupe, honeydew, watermelon and specialty melons, which we introduced to meet the different tastes and expectations of consumers in Europe. Cantaloupes represented over 78% of our melon sales volume in 2005. We have become a significant producer and distributor of melons from October to May in North American and European regions by sourcing melons from our company-controlled farms and independent growers in Central and South America, where production generally occurs during this period. We believe we were the largest marketer in the United States and the United Kingdom of branded melons in 2005. Melons sold in North America and Europe from October to May generally command a premium price due to the relative scarcity of melons and alternative fruit. Melon sales in North America and Europe accounted for 77% and 23% of our net sales of melons in 2005, respectively. In terms of volume, we produced 81% of the melons we sold in 2005 on company-controlled farms and purchased the remainder from independent growers.
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
     Tomatoes
     We source our fresh tomatoes mainly from the United States, Mexico and Canada. The tomato category is highly fragmented with many suppliers, re-packers and wholesalers in various geographic regions of the United States. We believe that we are one of the largest re-packers of fresh tomatoes in the United States, with an approximate 5% market share in 2005. As a high volume item, tomatoes are a perfect fit for our network of distribution and re-packing facilities. This new product category allows us to add value through leveraging our purchase volumes to reduce costs and perform the sorting, packaging and custom labeling locally, in addition to delivering just in time to retail chains and foodservice customers. Foodservice absorbs over half of the field fresh tomato crop in North America each year. With our fresh-cut fruit and vegetable facilities, we can add additional value by further processing or incorporating tomatoes into our consumer packaged products.

     Vegetables
     We produce and distribute a variety of vegetables. The principal vegetable products are potatoes and onions. While we sell bulk product, we also use our size and distribution network to find opportunities to add value. We add value from our ability to store, sort, process, pack or deliver to a specific customer’s requirements. Also, we offer convenient products, such as pre washed microwaveable individual fresh potatoes. We source our potatoes from independent growers in North America. We operate a Vidalia® sweet onion farm and distribution facility in Georgia. Although sweet onions are grown throughout the United States, a sweet onion may only be labeled a Vidalia® sweet onion if it is grown in certain counties in Georgia.
     Other Fruit
     We produce, distribute and market a variety of other fruit, including Champaka pineapples, strawberries, plantains and mangos, as well as various other varieties of fruit. We source these other fruit items from company-controlled farms and independent growers in Costa Rica, Colombia, Guatemala and the United States. Our other fruit business also includes our frozen pineapple operations. Frozen pineapples are used in a variety of preparations, including fruit-based drinks, such as fruit smoothies and frozen dessert products.
     Prepared Food
     As a result of the Del Monte Foods acquisition, we produce, distribute and market prepared pineapple, peaches, apricots, fruit cocktail, pears, tomatoes and other fruits and vegetables. Our deciduous prepared food products, which include peaches, apricots, pears and fruit cocktail are principally sourced from our own facilities in Greece and South Africa. Our tomato products are sourced from our own facilities in Italy and Greece together with independent producers in Italy. Our prepared pineapple products are primarily sourced from our own facility in Kenya and are also sourced under a long-term supply agreement with an independent producer in the Philippines. These products are sold primarily under the Del Monte® label and under the buyers’ own label for major retailers. We also produce, distribute and market beverages including ambient juices and juice drinks as well as various snacks and desserts. The beverages are principally sourced from our own facilities in the U.K. and Italy. In addition, we produce and market industrial products that are composed of fruit that has been processed in our production facilities in the form of purees, pulps and concentrates for further processing (yogurt, cake manufacture, pizza, etc.) and for sale to the food service industry worldwide. In 2005 we introduced a number of new innovative products, such as Del Monte Smoothies, Del Monte Gold Pineapple juice and Sunfresh fruit in jars, in key European markets. We expect to continue investing in new products development which will allow us to increase revenue, defend our premium price position and maintain market leadership in our product categories.
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
     Logistics Operations
     We market and distribute our products to retail stores, foodservice operators, wholesalers and distributors in more than 100 countries around the world. As a result, we conduct complex logistics operations on a global basis, transporting our products from the countries in which they are grown to the many markets in which they are sold worldwide. Maintaining fruit at the appropriate temperature is an important factor in preventing its premature ripening and optimizing product quality and freshness. Consistent with our reputation for high quality fresh produce, we must preserve our fresh fruit in a continuous temperature-controlled environment, beginning with the harvesting of the fruit in the field through its distribution to our end markets.
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
     We transport our fresh produce to markets worldwide using our fleet of 23 owned and 9 chartered refrigerated vessels. In recent years, we have sought to rationalize our chartered fleet through opportunistic acquisitions of vessels. We believe that our fleet of owned vessels has been a cost-effective means of reducing our exposure to the volatility of the charter market. All of the 9 vessels we charter are chartered on a one to three year basis. We also lease refrigerated containers under capital, rather than operating leases, which we believe is a more cost-effective means of managing our container requirements.
     Our logistics system is supported by various information systems. In North America and the United Kingdom, we implemented a logistics system built on a suite of transportation software solutions. The system optimizes our transportation by identifying and creating network synergies, customer consolidations and real-time visibility. It provides the capabilities to control our transportation costs and create value-added programs. As a vertically integrated food company, managing the entire distribution chain from the field to the customer requires the technology and infrastructure to be able to meet our customers’ complex delivery needs. In 2003, we created a separate transportation company to pro-actively manage our inland transportation expenses and provide the flexibility to meet customer demands and increase our level of service. In August 2004, we acquired Can-Am, a nationally recognized refrigerated trucking operation. This acquisition allows us to provide comprehensive distribution services to our retail and foodservices customers in North America. As of December 30, 2005 we operate a fleet of 330 trucks.

SALES AND MARKETING
     Our sales and marketing activities are conducted by our sales force located at our sales offices worldwide and at each of our distribution centers. Our commercial efforts are supported by marketing professionals located in key markets and regional offices. A key element of our sales and marketing strategy is to use our distribution centers as a means of providing value-added services for our customers. As a result, we have made significant investments in our network of distribution centers and plan additional investments through 2006. Our planned investments are concentrated in North America, Europe, the Middle East and Asia-Pacific, where we believe that a strong presence will allow us to service a greater proportion of our customers’ needs and to capture a greater proportion of the fresh and fresh-cut produce markets. Investments in our network will include new distribution centers with fresh-cut, ripening, re-packing and other value-added service facilities, as well as enhancements to existing distribution centers and the addition of smaller distribution centers to service some of our growing regional markets.
     We actively support our customers through technical training in the handling of fresh produce, in-store merchandising support, joint promotional activities, market research and inventory and other logistical support. Since most of our customers carry only one branded product for each fresh produce item, our marketing and promotional efforts for fresh produce emphasize trade advertising and in-store promotions.
     The level of marketing investment necessary to support the new prepared food business is significantly higher than that required for the fresh produce and fresh-cut fruit and vegetable business. In 2005, we utilized a variety of mass media and promotional tools to build the Del Monte brand and engage consumers in key markets in Europe, the Middle East and Africa. We plan to increase our investment in consumer promotions and continue to build the Del Monte brand in our key markets for prepared food products. In addition we plan to grow our prepared food business by entering new markets in Eastern Europe and the Middle East with innovative products.
     North America
     In 2005, 48% of our net sales were made in North America. In North America, we have established a highly integrated sales and marketing network that builds on our ability to control all transportation and distribution throughout our extensive logistics network. At December 30, 2005, we operated a total of 25 distribution centers and fresh-cut facilities in the United States. Our distribution centers have ripening capabilities and other value-added services. We also operated four port facilities, which include cold storage facilities.
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

     Europe
     We distribute our products throughout Europe. In the United Kingdom, where we operate six distribution centers and fresh-cut facilities, our products are distributed to leading retail chains, smaller regional customers as well as to wholesalers and distributors through direct sales and distribution centers. In Northern Europe, we distribute our products through our own marketing entities with offices located in Germany, The Netherlands and Belgium. These entities distribute our products in Germany, Austria, Benelux, Denmark, Scandinavia, Switzerland, Hungary and Russia. In Germany we operated one distribution center during 2005 and have opened two additional distribution centers in January of 2006. In Poland, we operate two distribution centers. In Southern Europe, we distribute our fresh produce through an independent marketing company. As a result of the Del Monte Foods acquisition, we added distribution operations in the United Kingdom, Italy, Belgium and France, Spain, Greece and sales offices in the United Kingdom, Belgium, Germany, France, Italy, as well as Kenya and South Africa for prepared food.
     Middle East and North Africa
     In the Middle East and North Africa markets, we distribute our products through independent distributors. We have recently increased our sales of Philippines sourced bananas in the Middle East market through distributors and plan on establishing our own direct sales initiatives in 2006. In addition, we market and distribute prepared food in the United Arab Emirates, Jordan and Saudi Arabia and various North African markets.
     Asia-Pacific
     We distribute our products in the Asia-Pacific region, through direct marketing and large distributors. Our principal markets in this region are Japan, Korea, China and Hong Kong. In Japan we distributed approximately 82% of our products in 2005 through direct sales and the remainder through Japan’s largest fresh produce wholesaler, which distributes our products on a sales commission basis. We manage four distribution centers at ports in Japan with cold storage and banana ripening facilities.
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
     South America
     We also distribute our products in South America. We have direct sales and marketing activities in strategic markets in this region, operating a distribution center in Argentina. Our sales in these markets focus mainly on non-tropical fruit including grapes, bananas, melons and pineapples.
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
     We are able to maintain the high quality of our products by growing our own produce and working closely with our independent growers. We insist that all produce supplied by our independent growers meet the same stringent quality requirements as produce grown on our farms. Accordingly, we monitor our independent growers to ensure that their produce will meet agricultural and quality control standards, offer technical assistance on certain aspects of production and packing and, in some cases, manage the farms. The quality assurance process begins on the farms and continues as harvested products enter our packing facilities. Where appropriate, we cool the fresh produce at our packing facilities to maximize quality and optimize shelf life. As an indication of our commitment to quality, many of our operations have received certificates of compliance from the International Standards of Operation (“ISO”), in environmental compliance (14001) and production processes (9001). In 2003, we became the world’s first multinational fresh produce company to receive Eurepgap certification. This certification, the toughest and most prestigious in existence, signals European retailers and consumers that the fresh produce from our certified operations are of the highest quality and that it meets the strictest food safety standards.
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
     We are also subject to various government regulations in countries where we market our products. The countries in which we market a material amount of our products are the United States, the countries of the European Union, Japan, China and Korea. These government regulations include:
•	sanitary regulations, particularly in the United States and the countries of the European Union;

•	regulations governing pesticide use and residue levels, particularly in the United States, United Kingdom, Germany and Japan; and

•	regulations governing traceability, packaging and labeling, particularly in the United States and the countries of the EU.
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

     European Union Banana Import Regulations
     On May 2, 2001, the European Commission adopted a new regulation, which revised a banana import system based on the agreement reached by the EU with the United States government on April 11, 2001. The new system became effective on July 1, 2001 and maintained the use of banana import licenses within the tariff quotas determined by the European Commission until December 31, 2005. In late November 2005, the EU agreed to reform its controversial banana import license regime. Latin America banana exporters and the United States long have complained that the EU’s banana trading system favored African, Caribbean and Pacific countries (“ACP”) in violation of global trade rules. From January 1, 2006, the quotas controlling import volumes of “third country” (almost exclusively Latin American) bananas coming into the EU have been eliminated. Importers are now only required to pay a 176 euros per ton tariff and a small guarantee of 15 euros per ton. Import licenses have been eliminated, but an import certificate is still required. The EU agreed to retain a duty-free quota of 775,000 tons per annum for bananas from ACP countries. Until March 2006, import licenses for ACP countries will be issued according to historical trading patterns. From that date however, 60% of the ACP banana quotas will be imported under the first-come first-served system and 40% under the license system based on historical reference.
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
     The extent of competition varies by product. In the pineapple, grape and non-tropical fruit markets, we believe that the high degree of capital investment and cultivation expertise required, as well as the longer length of the growing cycle, makes it relatively difficult to enter the market. However, in recent years we have experienced an increase in competition to Del Monte Gold® Extra Sweet pineapple. In addition, historically there has tended to be less price volatility for pineapples as compared to bananas, due to a more stable equilibrium between supply and demand. This is partly attributable to a perception by consumers that there are fewer comparable alternatives to fresh pineapples.
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
     The processed fruit and beverage markets are mature markets characterized by high levels of competition and consumer awareness. Consumer choices are driven by price and or quality. Large retailers with their buyers own label (“BOL”) products appeal to price conscious consumers while brand names are the key differentiator for quality-focused consumers. In the processed food and beverage markets in Europe, Middle East and Africa we compete with various local producers, large retailers with their BOL, as well as with large international branded companies. It is in the branded section that our processed foods products, specifically ambient juices and juice drinks in the United Kingdom and canned fruit and pineapple in many European countries maintain a leading position in the markets. Del Monte is the premier brand in many of these markets. It is frequently the only brand stocked by the major retailers in canned fruit and pineapples and is ideally placed to continue this competitive advantage over the long-term. The mature state of the market in Western Europe, together with the strength and sophistication of the large retailers explain the increasing presence of BOL products in many food categories. Del Monte is able to defend its leading position with consumers through the launch of innovative products and promotional support of the brand.

Organizational Structure
     We are organized under the laws of the Cayman Islands and, as set forth in our Amended and Restated Memorandum of Association, we are a holding company for the various subsidiaries that conduct our business on a worldwide basis. Our significant subsidiaries, all of which are wholly owned, are:

Subsidiary	Country of Incorporation
Corporación de Desarrollo Agrícola Del Monte S.A.	Costa Rica
Compañía de Desarrollo Bananero de Guatemala, S.A.	Guatemala
Del Monte Fresh Produce Brasil Ltda.	Brazil
Del Monte Fresh Produce (Chile) S.A.	Chile
Del Monte Fresh Produce International Inc.	Liberia
Del Monte Fresh Produce N.A., Inc.	USA
Del Monte Fresh Produce (UK) Ltd.	U.K.
Fresh Del Monte Ship Holdings Ltd.	Cayman Islands
Fresh Del Monte Japan Company Ltd.	Japan
Del Monte (Germany) GmbH	Germany
Del Monte Fresh Produce (Korea) Ltd.	Korea
Del Monte Europe Ltd.	U.K.
Del Monte Kenya Ltd.	Kenya
Del Monte Hellas S.A.	Greece
Del Monte Foods (Italia) S.p.A.	Italy
Del Monte South Africa (Propietary) Ltd.	South Africa
Property, Plant and Equipment
     The following table summarizes the plantation acreage owned or leased by us and the principal products grown on such plantations by location as of the end of 2005:

	Acres Under Production
Location	Acres Owned	Acres Leased	Products
Costa Rica	22,100	3,400	Bananas, Pineapples
Guatemala	7,500	5,500	Bananas, Melons
Brazil	8,500	—	Bananas, Melons, Pineapples
Chile	7,700	800	Non-Tropical Fruit
Kenya	—	10,100	Pineapples
Hawaii	—	3,400	Pineapples
Contiguous United States	—	5,200	Melons, Vidalia® Sweet Onions
     We also lease land in Argentina on a seasonal basis for our grain operations. Our significant properties include the following:
     North America
     We operate a total of 25 distribution centers in the United States, of which ten are also fresh-cut facilities. We own seven of our distribution centers, including a 200,000 square foot distribution center in Dallas, Texas, a distribution center in Plant City, Florida and Winder, Georgia. The remaining 15 distribution centers are leased from third parties. All of our distribution centers have ripening capabilities and other value-added services. Also included are two stand-alone fresh-cut facilities that we own in Kankakee, Illinois and Portland, Oregon. In addition, we lease four port facilities which include cold storage capabilities.

     Europe
     We operate four distribution centers, mostly under leases from third parties, in the United Kingdom and own a distribution center in Germany, where our products are distributed to leading retail chains. We also own and operate three fresh-cut facilities in the United Kingdom. In Poland, we operate two distribution centers that are leased from third parties and include ripening facilities and other value added services. As a result of our Del Monte Foods acquisition, we own and operate a production facility for ambient juices and juice drinks in Kings Lynn, United Kingdom, a production facility for prepared fruit and vegetables, tomato products and snacks in Larissa, Greece, and a warehouse and a production facility for ambient juices, juice drinks, tomato products and fruit purees and pulps in San Felice, Italy.
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
     South America
     We own and operate a distribution center in Buenos Aires, Argentina. We also own and operate grain silos in Argentina.
     Africa
     As a result of our Del Monte Foods acquisition, we own and operate a warehouse and cannery in Thika, Kenya. In Tulbagh, South Africa we own and operate a production facility for prepared non-tropical fruit and in Firgrove, South Africa we own a warehouse and administrative offices. The total amount of land owned in South Africa is approximately 1,100 acres.
     Maritime and Other Equipment (including Containers)
     We own a fleet of 23 and currently charter another 9 refrigerated vessels. In addition, we own or lease other related equipment including approximately 3,700 refrigerated container units and 330 trucks and refrigerated trailers used to transport our fresh produce.
     Other properties
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
     We believe that our property, plant and equipment are well maintained, in good operating condition and adequate for their present needs. Except as noted in “Legal Proceedings — Kunia Well Site”, we know of no other environmental issues that may affect the utilization of our property plant and equipment. For further information with respect to our property, plant and equipment, see Note 8, “Property, Plant and Equipment” in the Notes to Consolidated Financial Statements filed as part of this Report.
     Principal capital expenditures planned for 2006 consist of approximately $84.8 million for expansion of production facilities in South America, the Philippines, Africa and the Middle East and information technology initiatives. We expect to fund our capital expenditures in 2006 through operating cash flows and borrowings under our new credit facility.
Item 4A. Unresolved Staff Comments
     There are no unresolved SEC staff comments regarding our periodic reports.
Item 5. Operating and Financial Review and Prospects
     Item 5A. Operating Results
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
     Purchase Accounting
     We estimate the fair value of assets acquired in a business combination based on appraisals from third parties and on certain internally generated information. We also record exit costs and related liabilities in connection with business combinations. We estimate the economic lives of certain acquired assets and these lives are used to calculate depreciation and amortization expense in periods subsequent to acquisitions. Estimates are revised, if necessary, in subsequent periods, not exceeding one year, if more accurate and reliable information becomes available.
     Goodwill and Indefinite-Lived Intangible Assets
     Our goodwill represents the excess of the purchase price over the fair value of the net assets of acquired businesses. Pursuant to Statement of Financial Accounting Standards (“SFAS”) No. 142, “Accounting for Goodwill and Other Intangible Assets,” we ceased amortizing goodwill effective December 29, 2001.
     We assess goodwill for impairment with the assistance of an independent valuation firm on an annual basis on the first day of the fourth quarter of each fiscal year, or sooner if events indicate such a review is necessary. Based on this valuation, we determined that no impairment of this asset existed as of December 30, 2005. As of December 30, 2005, we are not aware of any items or events that would cause us to adjust the recorded value of goodwill for impairment. Potential impairment exists if the fair value of a reporting unit to which goodwill has been allocated, is less than the carrying value of the reporting unit. The amount of the impairment to recognize, if any, is calculated as the amount by which the carrying value of goodwill exceeds its implied value. We assess goodwill at the component level, which is one level below our operating segments. Future changes in the estimates used to conduct the impairment review, including revenue projection, market values and changes in the discount rate used, could cause the analysis to indicate that our goodwill is impaired in subsequent periods and result in a write-off of a portion or all of goodwill. The discount rate used is based on independently calculated risks, our capital mix and an estimated market risk premium. The assumptions used in estimating revenue projections are consistent with those used in internal planning.
     The 2005 fourth quarter impairment review indicated that, when compared to its carrying value, although higher, the fair value of one of our components is highly sensitive to differences between estimated and actual cash flows and changes in the related discount rate used to evaluate the fair value of the component. We estimate that, a 5% decrease in the expected future cash flows of the component and a one-percentage point increase in the discount rate used would have resulted in an approximate $10.5 million impairment loss related to this component.
     As part of the Del Monte Foods acquisition we acquired a perpetual, royalty-free license to use the Del Monte® brand for processed and/or canned foods in more than 100 countries throughout Europe, Africa and the Middle East. Included in other non-current assets at December 30, 2005 is an indefinite-lived intangible asset of $80.9 million related to this license. This indefinite-lived intangible asset is not being amortized but is reviewed for impairment consistent with SFAS No. 142. The 2005 fourth quarter review of this asset indicated that, when compared to its carrying value, although higher, the fair value of this indefinite-lived intangible asset is highly sensitive to differences between estimated and actual cash flows and changes in the related discount rate used to evaluate the fair value of this asset. We estimate that, a 5% decrease in the expected future cash flows of this indefinite-lived intangible asset and a one-percentage point increase in the discount rate used would have resulted in an approximate $12.7 million impairment loss related to this asset.
     Impairment of Long-Lived Assets
     We account for the impairment of long-lived assets in accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of” (“SFAS No. 144”). SFAS No. 144 requires write-downs to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amount. There was no impairment of long-lived assets in 2003. In 2004 based on continued operating losses and discontinued product lines in the United Kingdom, the United States and Brazil, related to the other fresh produce and banana categories, certain machinery and equipment was written-down to its estimated fair value. Consistent with SFAS No. 144, we recorded as asset impairment charge of $5.4 million in 2004. In 2005, based on the under utilization of a facility in North America related to the other fresh produce segment and as a result of damages sustained from Hurricane Katrina at the New Orleans distribution center, asset impairment charges of $3.1 million were recorded. In assessing potential impairment, we consider the operating performance and projected undiscounted cash flows of these assets. If the projected cash flows are estimated to be less than the assets’ carrying value, we may have to record additional impairment charges. The fair value of these assets is determined based on discounted future cash flows or independent appraisals from third parties.
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
     Environmental Remediation Liabilities
     Losses associated with environmental remediation obligations are accrued when such losses are probable and can be reasonably estimated. We have recorded provisions for the Kunia Well Site related to the expected environmental remediation. The related liability is based on the Record of Decision, which was issued by the EPA on September 25, 2003. Certain portions of the EPA’s estimates have been discounted using a 5% interest rate. Interest expense of $0.6 million was accrued during 2005. In 2004, we commenced certain remediation and further testing activities. At December 31, 2004 and December 30, 2005, the total liability for the Kunia Well Site was $24.1 million and $22.8 million, respectively. We expect to expend approximately $2.0 million in cash per year for the next five years. The ultimate amount of the cost for the expected environmental remediation of the Kunia Well Site is dependent on the actual cost. Actual remediation costs could significantly differ from our estimates.
     Derivative Financial Instruments
     We recognize derivative financial instruments as either assets or liabilities on the accompanying consolidated balance sheets at fair value and account for those derivatives financial instruments designated as hedging instruments depending on the nature of the hedge relationship. A fair value hedge requires that the effective portion of the change in the fair value of a derivative financial instrument be offset against the change in the fair value of the underlying asset, liability, or firm commitment being hedged through earnings. A cash flow hedge requires that the effective portion of the change in the fair value of a derivative instrument be recognized in other comprehensive income, a component of shareholders’ equity, and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The ineffective portion of a derivative financial instrument’s change in fair value is immediately recognized in earnings. Terminations of derivative financial instruments designated as hedges are immediately recognized in earnings.
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

     Net Sales
     Our net sales are affected by numerous factors including the balance between the supply of and demand for our produce and competition from other fresh produce companies. Our net sales are also dependent on our ability to supply a consistent volume and quality of fresh produce to the markets we serve. For example, seasonal variations in demand for bananas as a result of increased supply and competition from other fruit are reflected in the seasonal fluctuations in banana prices, with the first six months of each year generally exhibiting stronger demand and higher prices, except in those years where an excess supply exists. Also in the European Union, the banana import license system was replaced with a tariff-only banana import system effective January 1, 2006. We support the European Union decision to adopt this new banana tariff-only import regime as of January 1, 2006 that includes a tariff of 176 euros per ton for bananas imported from Latin American countries. In the processed foods business, we realize the largest portion of our net sales and gross profit in the third and fourth quarters of the year.
     Since our financial reporting currency is the U.S. dollar, our net sales are significantly affected by fluctuations in the value of the currency in which we conduct our sales versus the dollar, with a strong dollar versus such currencies resulting in reduced net sales in dollar terms. Our net sales for 2005 were positively impacted by approximately $61.5 million, as compared to 2004, as a result of a stronger euro, British pound, Japanese yen and Korean won versus the U.S. dollar.
     Our net sales growth in recent years has been achieved primarily through increased sales volume in existing markets of other fresh produce, primarily pineapples, melons and non-tropical fruit and favorable pricing on our “Del Monte Gold®Extra Sweet” pineapple. Also contributing to our sales growth has been the new products that resulted from our recent acquisitions including tomatoes, potatoes and onions combined with expansion of value-added services such as banana ripening and prepared food. Our net sales growth in recent years is also attributable to a broadening of our product line with the expansion of our fresh-cut produce business. We expect our net sales growth to continue to be driven by increased sales volumes in our other fresh produce segment and acquisitions. In Europe, we expect our net sales to increase due to the new prepared food product offerings that resulted from our recent acquisition of Del Monte Foods. In addition, we expect to increase our sales in Europe by developing new products in the fresh and prepared food product lines and enter new markets in Eastern Europe, the Middle East and Africa. In European countries where we have both fresh and prepared food operations, we are undertaking efforts to cross-market fresh products to supermarkets that once carried only our prepared food, and to market prepared food to our fresh produce customers. We also expect our net sales of Del Monte Gold®™ Extra Sweet pineapple to approximate last year’s levels.
     Cost of Products Sold
     Cost of products sold is principally composed of two elements, product and logistics costs. Product cost for our produce is primarily composed of cultivation (the cost of growing crops), harvesting, packaging, labor, depreciation and farm administration. Product cost for produce obtained from independent growers is composed of produce and packaging costs. Logistics costs include land and sea transportation and expenses related to port facilities and distribution centers. Sea transportation cost is the most significant component of logistics costs and is comprised of the cost of vessel operating expenses and chartering refrigerated vessels. Vessel operating expenses for our vessels include operations, maintenance, depreciation, insurance, fuel, the cost of which is subject to commodity price fluctuations, and port charges. For chartered vessels, operating expenses include the cost of chartering the vessels, fuel and port charges. Variations in containerboard prices, which affect the cost of boxes and other packaging materials, and fuel prices, can have a significant impact on our product cost and our profit margins. Containerboard, plastic, resin and fuel prices have historically been volatile. Fuel prices increased significantly and containerboard prices increased slightly in 2003 as compared to 2002. During 2004, fuel prices and containerboard both increased again. During 2005 fuel costs increased an additional 41% and containerboard increased slightly. This increase in containerboard and fuel prices has added approximately $24.0 million to our cost of sales in 2005 as compared to 2004.

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
     Selling, General and Administrative Expenses
     Selling, general and administrative expenses include primarily the costs associated with selling in countries where we have our own sales force, advertising and promotional expenses, professional fees, general corporate overhead and other related administrative functions. The prepared food business requires a significant marketing effort, which is included in selling, general and administrative expenses and as a result we expect marketing and promotional expenses to increase slightly during 2006.
     Interest Expense
     Interest expense consists primarily of interest on borrowings under working capital facilities that we maintain and interest on other long-term debt primarily for vessel purchases and capital lease obligations. In 2005, as a result of the Del Monte Foods acquisition at the beginning of the fourth quarter of 2004, our average outstanding debt level has increased which combined with higher interest rates, resulted in higher interest expense. In 2006, we expect our increased borrowing levels under our credit facility and higher interest rates to result in higher interest expense.
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
     Results of Operations
     The following table presents, for each of the periods indicated, certain income statement data expressed as a percentage of net sales:

	Year ended
	December 30,	December 31,	December 26,
	2005	2004	2003
Income Statement Data:
Net sales	100.0%	100.0%	100.0%
Gross profit	9.6	9.1	13.2
Selling, general and administrative expenses	5.9	4.5	4.3
Operating income	3.6	4.4	8.9
Interest expense	0.5	0.3	0.3
Net income	3.3	4.8	9.1
     The following tables present for each of the periods indicated (1) net sales by geographic region, (2) net sales by product category and (3) gross profit by product category, and in each case, the percentage of the total represented thereby.

	Year ended
	December 30,		December 31,		December 26,
	2005		2004		2003
	(U.S. dollars in millions)
Net sales by geographic region:		%		%		%

North America	$1,566.6	48	$1,497.4	52	$1,339.0	54
Europe	1,219.7	37	940.5	32	714.8	29
Asia	376.6	12	385.8	13	373.3	15
Other	96.8	3	82.3	3	59.7	2

Total	$3,259.7	100	$2,906.0	100	$2,486.8	100

	Year ended
	December 30,		December 31,		December 26,
	2005		2004		2003
	(U.S. dollars in millions)
Net sales by product category:		%		%		%

Bananas	$1,079.0	33	$1,030.8	35	$969.6	39
Other fresh produce	1,693.9	52	1,638.7	57	1,398.1	56
Prepared food	316.5	10	88.8	3	—	—
Other products and services	170.3	5	147.7	5	119.1	5

Total	$3,259.7	100	$2,906.0	100	$2,486.8	100

Gross profit by product category:		%		%		%

Bananas	$37.5	12	$23.0	9	$69.2	21
Other fresh produce	216.6	70	216.1	82	249.5	76
Prepared food	46.7	15	16.3	6	—	—
Other products and services	10.7	3	9.3	3	9.5	3

Total	$311.5	100	$264.7	100	$328.2	100

2005 Compared with 2004
     Net Sales
     Net sales in 2005 were $3,259.7 million compared with $2,906.0 million in 2004. The increase in net sales of $353.7 million was primarily attributed to higher net sales of prepared food, other fresh produce, bananas and other products and services. Net sales of prepared food increased $227.7 million during 2005 due to the acquisition of Del Monte Foods business during the fourth quarter of 2004. Net sales of other fresh produce increased $55.2 million due to higher net sales of fresh-cut fruit and vegetables, avocados and melons, partially offset by reduced net sales of non-tropical fruit, vegetables and other fruit as a result of lower sales volume. Net sales of fresh-cut fruit and vegetables increased 32% due to higher volumes sold to an expanding customer base and net sales of avocados and melons increased due to higher sales volume and per unit sales prices. The increase in net sales of bananas of $48.2 million was attributed to higher sales volume in the Asia-Pacific Region combined with a 21% increase in per unit selling prices in Europe, partially offset by lower sales volume in the North American and European Regions. The increase in net sales of other products and services of $22.6 million was principally due to increased net sales in our third party freight service as a result of higher freight volume and increased rates combined with increased net sales from our Jordanian poultry operations.
     Net sales were positively affected by a weaker dollar versus the euro, British pound, Japanese yen and Korean won. The net effect of foreign exchange in 2005 compared with 2004 was an increase in net sales of $61.5 million of which approximately $25.8 million was attributed to the euro, $18.4 million to the British pound, $4.9 million to the Japanese yen and $12.4 million to the Korean won.
     During 2005, one customer, Wal-Mart, Inc., accounted for approximately 11% of our total net sales. These sales are reported in our banana, other fresh produce and prepared foods segments. No other customer accounted for 10% or more of our net sales. In 2005, the top ten customers accounted for approximately 32% of our net sales.
     Cost of Product Sold
     Cost of product sold was $2,948.2 million in 2005 compared with $2,641.3 million in 2004, an increase of $306.9 million. This increase is primarily attributed to the new prepared food business in Europe combined with higher fruit procurement, containerboard, ocean freight, inland transportation and other operating costs, including a 41% increase in fuel costs. These cost increases are expected to continue in 2006.
     Gross Profit
     Gross profit was $311.5 million in 2005 compared with $264.7 million for the same period in 2004. The increase in gross profit of $46.8 million is principally due to the new prepared food business in Europe, which contributed $30.4 million of the increase combined with higher gross profit on bananas and other products and services. Gross profit for other fresh produce during 2005 was relatively the same as in 2004 as a result of higher gross profit on melons, fresh-cut fruit and vegetables, other fruit and vegetables which resulted from increased per unit selling prices were offset by reduced gross profit on gold pineapples, tomatoes and non-tropical fruit. Gross profit on gold pineapples decreased 14% due to increased competition which resulted in lower per unit selling prices. As a percentage of net sales, gross profit margins increased to 9.6% in 2005 as compared with 9.1% in 2004.
     Selling, General and Administrative Expenses
     Selling, general and administrative expenses increased $59.9 million to $190.9 million in 2005 compared with $131.0 million in 2004. The increase is primarily due to the new prepared food business in Europe, which contributed $39.5 million of the increase. Also contributing to the increase in selling, general and administrative expenses were higher professional fees including costs associated with implementing the requirements of Sarbanes-Oxley and information technology costs.
     Asset Impairment charges
     Asset impairment charges were $3.1 million in 2005 as compared with $5.4 million in 2004, a decrease of $2.3 million. Based on the underutilization of a facility in North America related to the other fresh produce segment and as a result of damages sustained from Hurricane Katrina at the New Orleans distribution center, an asset impairment charge of $3.1 million was recorded in 2005. Based on continued operating losses and discontinued product lines in the United Kingdom, the United States and Brazil related to the other fresh produce and banana categories, certain machinery and equipment was written down to its estimated fair value. As a result, an asset impairment charge of $5.4 million was recorded in 2004.
     Operating Income
     Operating income in 2005 was $117.5 million compared with $128.3 million in 2004, a decrease of $10.8 million. The decrease in operating income is primarily attributable to higher selling, general and administrative expenses partially offset by higher gross profit and lower asset impairment charges.
     Interest Expense
     Interest expense increased $8.1 million to $17.1 million in 2005 compared with $9.0 million in 2004 primarily as a result of higher average debt balances that resulted from the Del Monte Foods Europe acquisition made during the fourth quarter of 2004 combined with higher interest rates.
     Other Income (Expense), Net
     Other income (expense), net was an expense of $3.1 million in 2005 compared with income of $6.9 million in 2004. The decrease of $10.0 was principally due to foreign exchange losses incurred in 2005 combined with equity losses from unconsolidated subsidiaries, partially offset by increased royalty income as a result of the new prepared food business in Europe.
     Provision for (Benefit from) Income Taxes
     Provision for (benefit from) income taxes was a benefit of $8.3 million in 2005, compared with a benefit of $12.2 million in 2004. The benefit from income taxes in 2005 includes increases in net deferred tax assets as a result of net operating losses expected to be utilized against future taxable income in certain jurisdictions as well as reversals of certain contingency accruals. The benefit from income taxes for 2004 includes a net benefit of $20.6 million, primarily due to the reversal of tax contingency accruals net of changes in deferred tax assets for the settlement of a United States tax audit for the years 1997 through 2001. Our effective tax rate for 2006 is expected to be 5% to 6%.
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
     Interest Expense
     Interest expense increased $1.7 million to $9.0 million in 2004 compared with $7.3 million in 2003,

primarily as a result of higher average debt balances that resulted from recent acquisitions.
     Other Income (Expense), Net
     Other income (expense), net was $6.9 million in 2004 compared with $28.4 million in 2003. The decrease of $21.5 million is primarily attributable to insurance recoveries of $11.5 million related to Hurricane Mitch in 1998 and a gain on the sale of the 50% interest in Compania Industrial Corrugadora Guatemala S.A., a manufacturer of corrugated boxes of $5.5 million both recorded in 2003. In addition, lower equity in earnings of unconsolidated companies during 2004 and higher other miscellaneous expenses incurred during 2004 also contributed to the decrease in other income (loss), net as compared with 2003.
     Provision for (Benefit from) Income Taxes
     Provision for (benefit from) income taxes decreased from a provision of $15.9 million in 2003 to a benefit of $12.2 million for 2004. Income tax benefit for 2004 includes a net benefit of $20.6 million, primarily due to the reversal of tax contingency accruals net of changes in deferred tax assets for the settlement of a United States tax audit for the years 1997 through 2001. Excluding this benefit of $20.6 million, the provision for income taxes would be $8.4 million for 2004 as compared with $15.9 in 2003. This reduction of $7.5 million is primarily due to lower taxable income in the United States.
     Seasonality
     In part as a result of seasonal sales price fluctuations, we have historically realized most of our net sales and a majority of our gross profit during the first two calendar quarters of the year. The sales price of any fresh produce item fluctuates throughout the year due to the supply of and demand for that particular item, as well as the pricing and availability of other fresh produce items, many of which are seasonal in nature. For example, the production of bananas is continuous throughout the year and production is usually higher in the second half of the year, but the demand for bananas varies because of the availability of other fruit. As a result, demand for bananas is seasonal and generally results in higher sales prices during the first six months of the calendar year. We make most of our sales of non-tropical fruit from October to May. In the melon market, the entry of many growers selling unbranded or regionally branded melons during the peak North American and European melon growing season results in greater supply, and therefore lower sales prices, from June to October. As a result of greater demand during the fourth quarter, the prepared food business is expected to have higher net sales and gross profit during this period. These seasonal fluctuations are illustrated in the following table, which presents certain unaudited quarterly financial information for the periods indicated:

	Year ended
	December 30,	December 31,
	2005	2004
Net sales:
First quarter	$838.5	$713.8
Second quarter	922.8	763.6
Third quarter	740.5	610.4
Fourth quarter	757.9	818.2

Total	$3,259.7	$2,906.0

Gross profit:
First quarter	$117.0	$77.2
Second quarter	103.5	89.1
Third quarter	50.5	30.8
Fourth quarter	40.5	67.6

Total	$311.5	$264.7

     Item 5B.
     Liquidity and Capital Resources
     Net cash provided by operating activities for 2005 was $110.0 million, a decrease of $47.0 million from 2004. The decrease in net cash provided by operating activities was principally attributable to lower net income combined with funding higher levels of working capital in 2005 compared with 2004, partially offset by an increase in depreciation and amortization expense. Net cash provided by operating activities for 2004 was $157.0 million, a decrease of $107.0 million from 2003. The decrease in net cash provided by operating activities was primarily attributable to a decrease in net income when considering the reversal of tax contingency and asset impairment charges incurred during 2004 combined with increases in receivables that result from higher net sales for fresh produce and prepared food partially offset by other changes in operating assets and liabilities.
     Working capital was $416.2 million at December 30, 2005, compared with $299.9 million at December 31, 2004, an increase of $116.3 million. This increase in working capital is principally attributed to higher levels of finished goods inventory and accounts receivables related to prepared food.
     Net cash used in investing activities was $78.1 million for 2005, $412.0 million for 2004 and $159.4 million for 2003. Net cash used in investing activities for 2005 consisted principally of capital expenditures of $81.1 million partially offset by proceeds from sale of assets of $3.7 million. Capital expenditures in 2005 consisted primarily of expansion of production operations in South America, the Philippines, Africa and the Middle East and for information technology initiatives.
     Net cash used in investing activities for 2004 consisted primarily of purchase of subsidiaries, net of cash acquired and capital expenditures. Purchase of subsidiaries consisted of the acquisition of Del Monte Foods for $302.3 million, which is net of $24.0 million of assumed debt and $13.3 million of cash acquired combined with the acquisition of Can-Am for $18.6 million, net of $0.2 million of cash acquired. Capital expenditures in 2004 consisted primarily of expansion of our distribution facilities and fresh-cut facilities in Europe and North America, expansion of production facilities in South America and information technology initiatives in North America, Europe and Asia-Pacific.
     On October 1, 2004, we acquired Del Monte Foods, including its operations in Europe, Africa and the Middle East. We acquired Del Monte Foods for $339.6 million financed primarily through cash on hand and borrowings under our credit facility. Del Monte Foods is a vertically integrated producer, marketer and distributor of prepared fruit and vegetable, juices, beverages, snacks and desserts. Through this acquisition we will add an attractive array of products and brands to our existing portfolio of fresh and fresh-cut produce. The company holds a perpetual, royalty-free license to use the Del Monte ® brand for prepared and/or canned foods in more than 100 countries throughout Europe, Africa and the Middle East. Del Monte® is the leading brand for canned fruit and pineapple in many Western European markets and is a leading brand in the U.K. beverage market. This acquisition provides us with a myriad of new markets enhancing our ability to sell our branded fresh and processed products together under the Del Monte® name and strengthens our presence in Europe and other key markets. Del Monte Foods’ juices, beverages and prepared fruit and vegetables are processed at facilities in the United Kingdom, Greece, South Africa and Italy, while its pineapple is cultivated and processed at its plantation and cannery in Kenya.
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
     Net cash used in investing activities for 2003 consisted primarily of the acquisition of Standard for $99.7 million, the acquisition of the remaining 33% interest in Envaco for $3.0 million, the acquisition of Expans for $0.8 million and the acquisition of Country Best for $12.2 million, combined with capital expenditures of $58.1 million, partially offset by $12.8 million of proceeds from sale of an equity investment. Capital expenditures in 2003 were primarily for the expansion of production facilities in South America, distribution centers and fresh-cut facilities in North America and the United Kingdom and for information technology. Standard, acquired on January 27, 2003, was a Dallas, Texas based integrated distributor of fresh fruit and vegetables, which services retail chains, foodservice distributors and other wholesalers in approximately 30 states. The acquisition included four distribution facilities, which increases our presence in key markets in the United States and allows us to increase our product offering to include tomatoes, potatoes, strawberries, onions, and an extensive line of specialty items. On June 18, 2003, we acquired the remaining interest in Envaco, providing us with 100% ownership of our corrugated box plant in Costa Rica. Expans, acquired on November 21, 2003, was a leading distributor of fresh fruit and vegetables in Poland. This acquisition enabled us to leverage the strong brand identity of Del Monte® and establish a strong foundation in Poland. Country Best, acquired on December 22, 2003, was a leading U.S. east coast processor and packager of potatoes, onions and other fresh fruit and vegetables. This acquisition includes processing and packaging operations in Florida, Georgia and New York. Proceeds from sale of an equity investment was due to the sale, on April 24, 2003, of our 50% equity interest in Compania Industrial Corrugadora Guatemala, S.A., a manufacturer of corrugated boxes.
     Net cash used in financing activities of $51.0 million for 2005 was principally attributed to payment of cash dividends of $46.3 million combined with net repayment of long-term debt of $8.3 million, partially offset by proceeds from stock options exercised of $3.6 million. In 2006, we expect to pay cash dividends of approximately $46.5 million.
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
     In recent years, we have financed our working capital and other liquidity requirements primarily through cash from operations and borrowings under our credit facility. We have a credit facility with Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A., “Rabobank Nederland,” New York Branch, which we refer to as Rabobank. Our obligations under the credit facility are guaranteed by certain of our subsidiaries. On March 21, 2003, Fresh Del Monte, and certain wholly-owned subsidiaries entered into a $400.0 million, four-year syndicated revolving credit facility (the “New Credit Facility”), with Rabobank Nederland, New York Branch, as administrative agent, which replaced the then existing $450.0 million revolving credit facility (“Revolving Credit Facility”) including the $135.0 million five-year term loan maturing on May 10, 2005 (“Term Loan”). The Revolving Credit Facility contained covenants, which required us to maintain certain minimum financial ratios and limited the payment of future dividends. In connection with the Revolving Credit Facility, we entered into an interest rate swap agreement, which expired in January 2003 with the same bank to limit the effect of increases in interest rates on a portion of the Revolving Credit Facility. The notional amount of the swap decreased over its life from $150.0 million in the first three months, to $53.6 million in the last three months. The cash differentials paid or received on the swap agreement were accrued and recognized as adjustments to interest expense. Interest expense related to the swap agreement amounted to $0.1 million for 2003. With drawdowns from the New Credit Facility, all amounts outstanding under the Revolving Credit Facility, including the remaining unpaid balance of the Term Loan of $25.0 million were paid off. On November 9, 2004, the New Credit Facility was amended to increase the total commitment to $600.0 million, a term loan commitment of up to $400.0 million was added and the maturity date was extended to November 10, 2009.
     At December 30, 2005, we had $243.8 million available under committed working capital facilities, all of which is represented by the New Credit Facility. The New Credit Facility also includes a swing line facility and a letter of credit facility. At December 30, 2005, $27.9 million of available credit was applied towards the issuance of letters of credit principally related to the Del Monte Foods acquisition which requires us to guarantee certain contingent obligations under the purchase agreement. The New Credit Facility as amended permits borrowings with an interest rate based on a spread over the London Interbank Offered Rate (“LIBOR”) and expires on November 10, 2009. There was $330.1 million outstanding under the New Credit Facility at December 30, 2005.
     The New Credit Facility is collateralized directly or indirectly by substantially all of our assets and requires us to meet certain covenants. We believe we are in compliance with these covenants. See “Financial Information — Description of New Credit Facility.”
     As of December 30, 2005, we had $360.8 million of long-term debt and capital lease obligations, including the current portion, consisting of $330.1 million of long-term debt related to the New Credit Facility, $0.3 million of long-term debt related to refrigerated vessel loans, $8.2 million of other long-term debt and $22.2 million of capital lease obligations.
     Principal capital expenditures planned for 2006 consist of approximately $84.8 million for expansion of production facilities in South America, the Philippines, Africa and the Middle East and information technology initiatives. We expect to fund our capital expenditures in 2006 from operating cash flows and borrowings under our New Credit Facility. We believe that cash generated from operations and available borrowings will be adequate to cover our cash needs in 2006. We generated cash from operations of $110.0 million in 2005 and had $243.8 million available under our New Credit Facility as of December 30, 2005. Based on our operating plan and borrowing capacity of our New Credit Facility, we believe we have sufficient cash to meet our obligations in 2006. This belief is based on our positive operating results and cash flow in recent years.
Other
     We are involved in several legal and environmental matters which, if not resolved in our favor, could require significant cash outlays and could have a material adverse effect on our results of operations, financial condition and liquidity. See “Business Overview — Environmental Matters” and “Legal Proceedings.”
Recent Development
     On February 1, 2006, we announced our decision to cease pineapple planting operations at our Kunia, Hawaii location effective February 19, 2006. This decision is a result of increased planting of pineapple at lower costs in other parts of the world and our belief that it will not be economically feasible to continue to produce pineapple in Hawaii. Pineapple has a crop cycle of approximately three years and our current crop cycle will produce quality fruit through mid-2008. We expect to continue harvesting and packing pineapple in Hawaii through that time. As a result of this decision, we expect to record a restructuring charge during the first quarter of 2006, the amount of which is currently being finalized.
     On March 3, 2006, our Board of Directors authorized an initial stock repurchase program of up to $300 million of our common stock. The timing and actual number of shares that will be repurchased in the open market will depend on a number of factors including the prevailing share price, market conditions and alternative investment opportunities. The share repurchases are expected to be funded primarily through operating cash flows and borrowings under our credit facility. We expect to complete this repurchase program within the next three years. As of February 14, 2006, we have amended our credit agreement to increase the allowable repurchase of our own stock in an aggregate amount not to exceed $300 million.
     Item 5C.
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
     Some of the research and development projects include:
•	the development of the “Del Monte Gold® Extra Sweet” pineapple; and the Del Monte Honey Gold™ pineapple;

•	improved irrigation methods and soil preparation for melon planting

     Our total corporate research and development expenses were $2.9 million, $2.8 million and $2.8 million for 2005, 2004 and 2003, respectively, and are included in selling, general and administrative expenses.
     Item 5D.
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
     As a result of the Del Monte Foods acquisition, we have a royalty-free perpetual license to use the Del Monte trademark in connection with the production, manufacture, sale and distribution of prepared food and beverages in over 100 countries throughout Western, Eastern and Central Europe, the Middle East and Africa.
     We also sell produce under several other brands for which we have obtained registered trademarks, including UTC® and Rosy®, Fruitini®, Fruit Express™, Just Juice® and other regional brands.
     Item 5(E) Off-Balance Sheet Arrangements — not applicable
     Item 5(F) Tabular Disclosure of Contractual Obligations
     The following details information with respect to our contractual obligations as of December 30, 2005.

	(U.S. dollars in millions)
		Less than			More than
Payments by period:	Total	1 year	1 - 3 years	3 - 5 years	5 years
Fruit purchase agreements	$3,118.0	$546.6	$796.3	$656.3	$1,118.8
Purchase obligations	444.8	253.3	114.8	24.6	52.1
Operating leases	115.5	22.4	35.9	24.5	32.7
Capital lease obligations (including interest)	24.0	10.7	9.7	3.5	0.1
Long-term debt	338.6	2.0	3.4	332.9	0.3

Totals	$4,040.9	$835.0	$960.1	$1,041.8	$1,204.0

     We have agreements to purchase the entire production of certain products of our independent growers in Costa Rica, Guatemala, Ecuador, Cameroon, Colombia, Chile, Brazil and the Philippines. Total purchases under these agreements amounted to $585.9 million, $571.4 million and $505.6 million for 2005, 2004 and 2003, respectively.

Item 6. Directors, Senior Management and Employees
Directors and Senior Management
     The names and positions of our directors and senior management are as follows:

Name	Position	Current Position Held Since (1)
Mohammad Abu-Ghazaleh	Chairman of the Board, Director and Chief Executive Officer	December 20, 1996
Hani El-Naffy	President, Director and Chief Operating Officer	December 20, 1996
John F. Inserra	Executive Vice President and Chief Financial Officer	December 7, 1994
Bruce A. Jordan	Vice President, General Counsel and Secretary	September 3, 2002
Emanuel Lazopoulos	Senior Vice President, North America and Product Management	June 16, 2005
Paul Rice	Senior Vice President, North America Operations	June 16, 2005
Jean-Pierre Bartoli	Senior Vice President, Europe, Africa and Middle East	April 1, 1997
José Antonio Yock	Senior Vice President, Central America	July 20, 1994
Sergio Mancilla	Senior Vice President, Shipping Operations	January 4, 1997
David J. Anderson	Vice President, Asia-Pacific	February 1, 2004
José Luis Bendicho	Vice President, South America	March 30, 2000
Linda Conway	Vice President, Integration and Special Projects	November 1, 2002
Marissa R. Tenazas	Vice President, Human Resources	May 1, 1999
Dr. Thomas R Young	Vice President, Research Development & Agricultural Services	January 15, 2001
Antolin D. Saiz	Vice President, Internal Audit	May 24, 1999
Amir Abu-Ghazaleh	Director	December 20, 1996
Maher Abu-Ghazaleh	Director	December 20, 1996
Salvatore H. Alfiero	Director	December 6, 2002
Edward L. Boykin	Director	November 1, 1999
John H. Dalton	Director	May 11, 1999
Kathryn E. Falberg	Director	December 6, 2002
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
     Bruce A. Jordan — Vice President, General Counsel and Secretary. Mr. Jordan joined us in 1990 and served as our Assistant General Counsel. In 1994, he was appointed Vice President, General Counsel and Secretary, a position he held until April 1997. When he left us, he served as General Counsel for Pediatrix Medical Group, a publicly traded South Florida-based provider of pediatric subspecialty physician services. In November 2001, he became General Counsel for Steiner Leisure Limited, a publicly traded worldwide provider of spa and salon products and services for cruise lines, luxury resorts and day spas. In September 2002, Mr. Jordan re-joined us as Vice President, General Counsel and Secretary.
     Emanuel Lazopoulos — Senior Vice President, North America and Product Management. Mr. Lazopoulos has served as our Senior Vice President, North America and Product Management since June 2005. Prior to that time, he served as our Vice President Fresh-Cut operations in North America from 2003 to 2005. Mr. Lazopoulos’ career in the fresh foods industry included past experience as Managing Director of NewStar Fresh Foods, as Vice President of DNA Plant Technology and as Vice President of Dole Fresh Vegetable operations.
     Paul Rice — Senior Vice President, North America Operations. Mr. Rice has served as our Senior Vice President, North America Operations since June 2005. Prior to that time, he served as Vice President Distribution Center/Repack & Fresh-Cut Operations from 2001 to 2005. Before that, he held various senior management positions within Fresh Del Monte from 1988 to 2001.
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
     José Antonio Yock — Senior Vice President, Central America. Mr. Yock has served as our Senior Vice President, Central America since July 1994. Prior to that time, he was our Vice President-Finance for the Latin American region from 1992 to July 1994. Mr. Yock joined us in 1982 and has served in several financial management positions.
     Sergio Mancilla — Senior Vice President, Shipping Operations. Mr. Mancilla has served as our Senior Vice President, Shipping Operations since January 1997. Prior to that time, he was General Manager for Maritima Altisol, Ltd. from 1990 to 1996. From 1981 through 1991, Mr. Mancilla was Deck Officer with several Chilean shipping companies.
     David J. Anderson — Vice President, Asia Pacific. Mr. Anderson has served as our Vice President, Asia-Pacific since February 2004, following his position as Vice President, North America. Production from 2001 to January 2004. Prior to that time, he was an agribusiness development consultant for Development Alternatives, Inc. of Bethesda, Maryland from 1991 to 1993 and 1996 to 2001 in Ecuador, Sri Lanka, and Bolivia. From 1993 to 1995, Mr. Anderson was President and Chief Operating Officer of Brasfrutas, S.A., a private fresh pineapple exporter in Northeast Brazil. Prior to 1991, Anderson was employed by Del Monte Fresh Produce as General Manager of its Costa Rican pineapple operation and also worked for Chiquita Brands and Dole in Thailand, the Philippines and The Dominican Republic.

     José Luis Bendicho — Vice President, South America. Mr. Bendicho has served as our Vice President, South America since March 2000. From September 1998 until March 2000, he served as our Finance Regional Director in Chile. From 1997 through 1998, Mr. Bendicho served as our Manager of the Administration and Finance Division. Prior to 1997, Mr. Bendicho was Administration and Finance Manager for United Trading Company
     Linda Conway — Vice President, Integration and Special Projects. Mrs. Conway has served as our Vice President, Integration and Special Projects since November 2002. Prior to that time she served as Vice President, Corporate Planning from 2000 to 2002 and Vice President, Planning and Information Technology from 1998 to 2000. Mrs. Conway held various senior management positions in finance and information technology for Fresh Del Monte from 1976 to 1998.
     Marissa R. Tenazas — Vice President, Human Resources. Ms. Tenazas has served as our Vice President, Human Resources since May 1999. From December 1996 to April 1999, she served as our Senior Director Human Resources. From 1989 to 1996, she served as Personnel Manager for Suma Fruit International (USA), Inc., a subsidiary of IAT Group Inc.
     Dr. Thomas R Young — Vice President, Research, Development and Agricultural Services. Dr. Young has served as our Vice President, Research, Development and Agricultural Services since January 2001. From 1975 to 2000, he served in a variety of Research and Development positions with Syngenta Corporation, formerly Novartis Crop Protection coordinating national and international research programs involving plant disease control on vegetable, field, fruit and ornamental crops.
     Antolin D. Saiz — Vice President, Internal Audit. Mr. Saiz has served as our Vice President, Internal Audit since May 1999. From 1996 until April 1999, he served as the Controller for Latin America for the Inacom Corporation. From 1993 through 1996, Mr. Saiz served in Financial Controllership roles for the Wackenhut and LifeFleet Corporations. Prior to that time, Mr. Saiz served as an Audit Manager with BDO Seidman, CPAs.
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
     Salvatore H. Alfiero — Director. Mr. Alfiero has served as our Director since December 2002. In May 2001, Mr. Alfiero founded Protective Industries, LLC and currently serves as its Chairman and Chief Executive Officer. In March 1969, Mr. Alfiero founded Mark IV Industries, Inc. and served as its Chairman and Chief Executive Officer until its sale in September 2000. Mr. Alfiero also serves on the Board of Directors of The Phoenix Companies, HSBC Bank USA, HSBC North America Holdings and Southwire Company.
     Edward L. Boykin — Director. Mr. Boykin has served as our Director since November 1999. Following a 30-year career with Deloitte & Touche, Mr. Boykin retired in 1991 and is currently a private consultant. Mr. Boykin also serves on the Board of Directors of Blue Cross and Blue Shield of Florida, Inc.
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
Compensation
     The aggregate compensation expense with respect to services rendered by all directors and senior management of our Company as a group during 2005 was $10.0 million. In addition, there was $3.0 million in stock option compensation to the directors and senior management during 2005 as a result of stock option exercises. Included in the $10.0 million was an incentive payment made under an agreement that provides for annual incentive payments equal to the sum of (i) 2% of the amount of our consolidated net income up to $20 million, and (ii) 1½% of the amount of our consolidated net income above $20 million. Starting in fiscal year 2003 and subsequent years, aggregate compensation expense includes (1) an incentive payment made under a program providing for annual incentive payments of up to 150% of annual compensation based on earnings per share, return on equity and revenue growth and (2) performance incentive payments providing for payment of up to 25% in 2003 and 30% in 2004 (and subsequent years thereafter) of annual compensation based on achievement of performance objectives.
     In 2005, we contributed or accrued an aggregate of $75,000 for the accounts of our executive officers under an incentive savings and security plan (the “Savings Plan”). The Savings Plan is a defined contribution pension plan that is qualified under Section 401(k) of the Internal Revenue Code of 1986. We make matching contributions for the accounts of participants in the Savings Plan generally equal to 50% of the contributions made by each such participant to the Savings Plan up to 6% of an employee’s compensation.
Board Practices
     Our board of directors is divided into three classes, as nearly equal in number as possible, with one class being elected at each year’s annual general meeting of shareholders (“annual meeting”). Mr. Maher Abu-Ghazaleh and Ms. Kathryn E. Falberg are in the class of directors whose term expires at the 2008 annual meeting. Mr. Mohammad Abu-Ghazaleh, Mr. Hani El-Naffy and Mr. John H. Dalton are in a class of directors whose term expires at the 2006 annual meeting. Mr. Amir Abu-Ghazaleh, Mr. Edward L. Boykin and Mr. Salvatore H. Alfiero are in the class of directors whose term expires at the 2007 annual meeting. At each annual meeting, successors to the class of directors whose term expires at such meeting will be elected to serve for three-year terms and until their successors are elected and qualified.
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
Employees
     At year-end 2005, we employed approximately 37,000 persons worldwide, substantially all of whom are year-round employees. Approximately 84% of these persons are employed in production locations, of which the majority, are unionized. In addition, we employed approximately 3,000 temporary workers during 2005, primarily in our U.S. fresh-cut operations.
     We believe that our overall relationship with our employees and unions is satisfactory.
Share Ownership
     Share Ownership of Directors and Senior Management
     As of February 17, 2006, the aggregate number of our ordinary shares owned by our directors and senior management was 4,146,125. This number includes vested and exercisable options to purchase an aggregate of 366,100 ordinary shares under our Option Plans. Except as disclosed in Item 7 below, each director and member of senior management individually owns less than 1% of our outstanding ordinary shares (including for these purposes, ordinary shares subject to currently exercisable options to purchase ordinary shares).

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
     The following table shows all options for ordinary shares outstanding as of February 17, 2006 under the 1997 and 1999 Plans:

Number of Options
Outstanding	Exercise Price Per Share	Expiration Date
20,000	$14.22	May 2009
15,000	$15.69	March 2009
12,000	$8.38	November 2009
6,000	$9.28	November 2009
41,750	$5.95	April 2011
60,000	$22.01	December 2012
198,700	$19.76	February 2013
20,000	$25.83	February 2014
161,000	$23.82	April 2014
37,500	$32.28	February 2015
1,392,000	$29.84	April 27, 2015

Item 7. Major Shareholders and Related Party Transactions
Major Shareholders
     In our Memorandum and Articles of Association, our authorized share capital consists of 200,000,000 ordinary shares having a par value of $0.01 per share, of which 58,013,180 shares were issued and outstanding as of February 17, 2006, and 50,000,000 preferred shares having a par value of $0.01 per share, none of which have been issued. Major shareholders do not have different voting rights than other shareholders.
     The following table sets forth certain information as of February 17, 2006, with respect to each shareholder known to us to own more than 5% of our ordinary shares and with respect to the ownership of ordinary shares by all our directors and officers as a group. The information in the table has been calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934.

Person or Group	Number of Shares Owned	Percent of Class
IAT Group Inc.(1)(2)	25,180,636	43.4%

Sumaya Abu-Ghazaleh (2)(3)(5)	25,180,636	43.4%

Mohammad Abu-Ghazaleh (2)(4)(5)	27,575,541	47.5%

Oussama Abu-Ghazaleh (2)(4)(5)	25,963,875	44.8%

Maher Abu-Ghazaleh (2)(3)(5)	25,853,875	44.6%

Amir Abu-Ghazaleh (2)(3)(5)	26,240,017	45.2%

Fatima Abu-Ghazaleh(2)(3)(5)	25,180,636	43.4%

Nariman Abu-Ghazaleh(2)(3)(5)	25,180,636	43.4%

Maha Abu-Ghazaleh(2)(3)(5)	25,180,636	43.4%

Wafa Abu-Ghazaleh(2)(3)(5)	25,180,636	43.4%

Hanan Abu-Ghazaleh(2)(3)(5)	25,180,636	43.4%

All directors and officers as a group (19 persons) (6)	29,692,861	51.2%

FMR Corporation (7)	6,150,000	10.6%

(1)	The registered office address of IAT Group Inc. is c/o Walker, Walker House, Mary Street, P.O. Box 908 GT, George Town, Grand Cayman, Cayman Islands.

(2)	Sumaya Abu-Ghazaleh beneficially owns 12.5% of IAT Group Inc.’s outstanding voting equity securities, each of Mohammad Abu-Ghazaleh, Oussama Abu-Ghazaleh, Maher Abu-Ghazaleh and Amir Abu-Ghazaleh beneficially owns 20.2% of IAT Group Inc.’s outstanding voting equity securities, and each of Fatima Abu Ghazaleh, Nariman Abu-Ghazaleh, Maha Abu-Ghazaleh, Wafa Abu-Ghazaleh and Hanan Abu-Ghazaleh beneficially owns 1.34% of IAT Group Inc.’s outstanding voting equity securities. Individually, no Abu- Ghazaleh family member owns a controlling interest in IAT Group Inc.; however, because each of the IAT

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

(3)	The business address of Sumaya Abu-Ghazaleh, Maher Abu-Ghazaleh, Amir Abu-Ghazaleh, Fatima Abu Ghazaleh, Nariman Abu-Ghazaleh, Maha Abu-Ghazaleh, Wafa Abu-Ghazaleh, and Hanan Abu-Ghazaleh is c/o Ahmed Abu-Ghazaleh & Sons Co. Ltd., No. 18, Hamariya Fruit & Vegetable Market, Dubai, United Arab Emirates.

(4)	The business address of Mohammad Abu-Ghazaleh and Oussama Abu-Ghazaleh is c/o Del Monte Fresh Produce (Chile) S.A., Avenida Santa Maria 6330, Vitacura, Santiago, Chile.

(5)	Includes 25,180,636 ordinary shares owned directly by IAT Group Inc., which each of the named individuals may be deemed to beneficially own indirectly by virtue of their ownership interest in IAT Group Inc.

(6)	Includes (i) 25,180,636 shares owned directly by IAT Group Inc., which each of Mohammad Abu-Ghazaleh, Maher Abu-Ghazaleh and Amir Abu-Ghazaleh may be deemed to beneficially own indirectly by virtue of his ownership interest in IAT Group Inc., (ii) an aggregate of 4,146,125 shares owned directly by certain directors and officers and (iii) an aggregate of 366,100 ordinary shares subject to vested and currently exercisable options held by certain directors and officers.

(7)	The business address of FMR Corporation is 82 Devanshire Street, Boston, MA 02109.
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
     We purchase melons, pineapples and related services from unconsolidated subsidiaries in the ordinary course of business. These transactions were conducted at arms-length. In 2005, 2004 and 2003, purchases from these unconsolidated companies totaled $55.4 million, $54.7 million and $57.6 million, respectively.
     Sales to Ahmed Abu-Ghazaleh & Sons Company and Suma Fruit International, related parties through common ownership, were $37.9 million, $33.5 million and $28.7 million in 2005, 2004 and 2003, respectively.
     During 2005, 2004 and 2003, we incurred expenses of $1.5 million, $1.0 million and $1.2 million, respectively, for air transportation services for chartering of an aircraft that is indirectly owned by our chief executive officer. The rates charged for these transportation services were comparable to the market rates charged to other unrelated companies for the use of a similar aircraft. We plan to continue to charter this aircraft in 2006.

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
     Description of New Credit Facility
     The following is a summary of the New Credit Facility entered into by Fresh Del Monte and certain of its subsidiaries, as amended to date. The summary does not purport to be complete and is subject to, and qualified by reference to, the provisions of the New Credit Facility, which we have filed with the SEC. Capitalized terms used but not defined below, have the meanings indicated in the New Credit Facility.

Borrowers:	Fresh Del Monte Produce Inc.; Del Monte Fresh Produce International Inc.; Del Monte Fresh Produce N.A., Inc., Fresh Del Monte Ship Holdings Ltd., Del Monte B.V., Del Monte Fresh Produce (UK) Ltd., Del Monte Foods International Ltd., Del Monte International Inc., and Del Monte Europe Ltd.

Lenders:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A., “Rabobank Nederland,” New York Branch (“Rabobank”); Union Bank of California, N.A.; Nordea Bank Finland PLC, New York Branch; Wachovia Bank; Bank of America; Harris Trust and Savings Bank; ING Capital LLC; CoBank, ACB; JPMorganChase Bank; AG First Farm Credit Bank; SunTrust Bank N.A.; U.S. Bank N.A.; Farm Credit of Wichita; Farm Credit Services of America PCA; FCS Commercial Finance Group; Farm Credit West, PCA; First Farm Credit Services, FPCA; Farm Credit Services of Mid America, PCA, Greenstone Farm Credit Services, ACA/FLCA; American AgCredit, PCA; and PCA Farm Credit Bank of Texas.

Agent:	Rabobank.

Facility:	$600 million revolving credit facility including a letter of credit facility of up to $100 million; a swing line facility of up to $15 million; and a Hedge Agreement and foreign exchange contract facility; and an Incremental Term loan commitment of $400 million.

Purpose:	For general corporate purposes.

Guarantors:	Obligations under the facility are guaranteed by Fresh Del Monte Produce N.V.; Del Monte B.V.; Del Monte Fresh Produce (Asia-Pacific) Limited; Del Monte BVI Limited; Compañia de Desarrollo Bananero de Guatemala, S.A.; Del Monte Fresh Produce Company; FDM Holdings Limited; Corporación de Desarrollo Agricola Del Monte S.A.; Fresh Del Monte Produce (Canada), Inc.; Del Monte Fresh Produce (Southeast) Inc.; Del Monte Fresh Produce (West Coast), Inc. ,

Del Monte Fresh Produce (Texas), Inc., Del Monte Fresh Produce (Kansas City) Inc.; Del Monte Fresh Packaged Produce (UK) Ltd.; Global Reefer Carriers, Ltd.; Wafer Limited; Del Monte Fresh Produce (Chile) S.A.; Fresh Del Monte Japan Company Ltd.; Del Monte Fresh Produce Brasil Ltda.; Del Monte Foods Northern Europe Ltd. and each Borrower.

Maturity Date:	Earlier of (1) November 10, 2009 or (2) termination of the facility commitment pursuant to the New Credit Facility.

Interest Rate:	Base Rate advances bear interest at the greater of (1) Rabobank’s base rate from time to time and (2) 0.50% per annum above the Federal Funds Rate plus a spread that varies between 0.0% and 0.750%. LIBOR advances bear interest at a rate based on the Official BBA LIBOR fixings plus a spread that varies between 0.500% and 1.750%. The spread for LIBOR advances is determined quarterly based on the level of our leverage ratio at the end of each fiscal quarter along with the three immediately preceding fiscal quarters and was [0.875%] for the fourth quarter of 2005.

Commitment Fee:	Varies between 0.125% and 0.350% per annum on the average daily unused commitment, payable quarterly in arrears. The rate is determined quarterly based on the level of our leverage ratio.

Collateral:	The revolving credit facility is collateralized directly or indirectly by substantially all of our assets and our material subsidiaries.

Financial Covenants:	The following financial covenants apply to Fresh Del Monte and our subsidiaries:

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

liens, the incurrence or prepayment of debt, the payment of dividends, mergers and similar transactions; sales of assets, investments, amendments to the constituent documents; a requirement to pledge the inventory, receivables and intellectual property of and equity interests in any subsidiary that becomes a Material Subsidiary; pre-acquisition compliance certification with certain financial and other covenants on Investments in excess of US$100,000,000; and a negative pledge.

Events of Default:	Events of Default include non-payment, material misrepresentation, covenant default, cross-default, unenforceability of Security or Loan documents, bankruptcy and insolvency, certain judgments, a Change in Control and certain Employee Retirement Income Security Act events.

Governing Law:	The laws of the State of New York.
     Pursuant to the New Credit Facility as amended, the Borrowers and their subsidiaries generally are prohibited from:
•	incurring debt and related liens, with certain limited exceptions;

•	declaring or making Restricted Payments including direct or indirect distribution, dividend, payment of a management or similar fee, or other payment to any Person on account of any interest in, or shares of Stock or other securities, of such Person; or

•	declaring or making any Restricted Purchase, including any payment by any Person on account of the purchase, redemption, or other acquisition or retirement of any shares of Stock or other securities of such Person;
     provided however, that, (i) so long as there is no continuing default under the New Credit Facility as amended and no default would result, we may declare and pay dividends and distributions in cash solely out of and up to 70% of our net income (computed on a non-cumulative, consolidated basis in accordance with U.S. generally accepted accounting principles, or GAAP) for the fiscal year immediately preceding the year in which the dividend or distribution is paid; and (ii) any subsidiary of a Borrower may declare and pay cash dividends to the Borrower and to any other wholly-owned subsidiary of a Borrower of which it is a direct or indirect subsidiary; (iii) any subsidiary that is not a wholly owned subsidiary may declare and pay cash dividends consistent with past practices; and (iv) we may repurchase our own Stock in an aggregate amount not to exceed US$100,000,000, subsequently increased to US$300,000,000 on February 16, 2006. See Item 5B, “Recent Developments”.
Legal Proceedings
     DBCP Litigation
     Beginning in December 1993, certain of our U.S. subsidiaries were named among the defendants in a number of actions in courts in Texas, Louisiana, Hawaii, California and the Philippines involving allegations by numerous foreign plaintiffs that they were injured as a result of exposure to a nematocide containing the chemical dibromochloropropane (“DBCP”) during the period from 1965 to 1990.
     On February 16, 1999, two of our U.S. subsidiaries were served in the Philippines in an action entitled Davao Banana Plantation Workers’ Association of Tiburcia, Inc. v. Shell Oil Co., et al. The action was brought by the Banana Workers’ Association (the “Association”) on behalf of its 34,852 members for injuries they allege to have incurred as a result of DBCP exposure. Approximately 13,000 members of the Association claim employment on a farm that was under contract to one of our subsidiaries at the time of the alleged DBCP use. Our subsidiaries filed motions to dismiss and for reconsideration on jurisdictional grounds, which were denied. Accordingly, our subsidiaries answered the complaint denying all of the plaintiff’s allegations. Our subsidiaries believe substantial defenses exist to the claims asserted by the Association. On October 3, 2002, the Philippine Court of Appeals ruled that the method of service used by the Association to serve the defendants was improper and dismissed the Association’s complaint. As a result of this decision, the trial court suspended the proceedings indefinitely. In 2002, the Association filed a motion for reconsideration of the dismissal of its complaint, which remains pending.
     In 1997, plaintiffs from Costa Rica and Guatemala named certain of our U.S. subsidiaries in a class action in Hawaii. The action was dismissed by a federal district court on grounds of forum non conveniens in favor of the courts of the plaintiffs’ home countries and the plaintiffs appealed this decision. As a result of the dismissal of the Hawaiian action, several Costa Rican and Guatemalan individuals filed the same type of actions in those countries. The Guatemalan action was dismissed for plaintiff’s failure to prosecute the action. On April 22, 2003, the plaintiffs’ appeal of the dismissal was affirmed by the Supreme Court of the United States, thereby remanding the action to the Hawaiian State Court. The plaintiffs have taken no further action.
     On June 19, 1995, a group of several thousand plaintiffs in an action entitled Lucas Pastor Canales Martinez, et al. v. Dow Chemical Co. et al. sued one of our U.S. subsidiaries along with several other defendants in the District Court for the Parish of St. Charles, Louisiana, asserting injuries due to the alleged exposure to DBCP. Our subsidiary answered the complaint and asserted substantial defenses, eventually settling with all but 13 of the Canales Martinez plaintiffs in federal court. On October 25, 2001, defendants filed a motion to dismiss the action on grounds of forum non conveniens in favor of plaintiffs’ home countries. On July 16, 2002, the district court denied that motion and the defendants filed a motion requesting immediate review by the Court of Appeals, which was denied by the district court on August 21, 2002. On August 28, 2002, defendants filed a petition for a writ of mandamus before the Court of Appeals with respect to the district court’s denial of defendants’ motion to dismiss the action on grounds of forum non conveniens. As a result of the Supreme Court’s decision in the Hawaiian action, the district court remanded these actions to state court in Louisiana. The plaintiffs have taken no further action.
     On November 15, 1999, one of our subsidiaries was served in two actions entitled, Godoy Rodriguez, et al. v. AMVAC Chemical Corp., et al. and Martinez Puerto, et al. v. AMVAC Chemical Corp., et al., in the 29th Judicial District Court for the Parish of St. Charles, Louisiana. These actions were removed to federal court, where they have been consolidated. As a result of the Supreme Court’s decision in the Hawaiian action, the district court remanded these actions to state court in Louisiana. At this time, it is not known how many of the 2,962 Godoy Rodriguez and Martinez Puerto plaintiffs are making claims against our subsidiary.
     On October 14, 2004, two of our subsidiaries were served with a complaint in an action styled Angel Abarca, et al. v. Dole Food Co., et al. filed in the Superior Court of the State of California for the County of Los Angeles on behalf of more than 2,600 Costa Rican banana workers who claim injury from exposure to DBCP. On October 8, 2004 (prior to service on our subsidiaries), a co-defendant removed the action to the United States District Court for the Central District of California. An initial review of the plaintiffs in the Abarca action denotes that a substantial number of the plaintiffs were claimants in prior DBCP actions in Texas and may have participated in the settlement of those actions. On December 9, 2004, plaintiffs’ counsel served notices of voluntary dismissal pursuant to Federal Rule 41(a)(1) to all defendants except for The Dow Chemical Co (“Dow”). The same day, the District Court granted plaintiffs’ motion to remand. We and the other defendants other than Dow, jointly moved to quash service before the state court on the grounds that they have been dismissed from the action. The state court denied the motion on September 2, 2005, and the California Court of Appeals subsequently rejected defendants’ petition for a writ of mandate.

     On April 25, 2005, two of our subsidiaries were served with a complaint styled Juan Jose Abrego, et.al. v. Dole Food Company, et al. filed in the Superior Court of the State of California for the County of Los Angeles on behalf of 955 Guatemalan residents who claim injury from exposure to DBCP. An initial review of the Plaintiffs in the Abrego action denotes that a substantial number of the plaintiffs released their claims with prejudice as part of the December 1998 settlement with our subsidiaries as well as in prior settlement with other defendants. On May 13, 2005, co-defendant Dow removed the action to the United States District Court for the Central District of California. Plaintiffs filed a motion to remand on June 15, 2005, which Dow opposed. On October 6, 2005, the District Court remanded the action to the state court of California. Dow has appealed the remand order to the U.S. Court of Appeals for the Ninth Circuit, which was granted and will be heard on March 7, 2006.
     On April 25, 2005, two of our subsidiaries were served in a complaint styled Antonio Abrego, et al. v. Dole Food Company, et al. filed in the Superior Court of California for the County of Los Angeles on behalf of 612 Panamanian residents who claim injury from exposure to DBCP. On May 6, 2005, plaintiffs amended the complaint to add an additional 548 plaintiffs, for a total of 1,160. We have never owned, managed or otherwise been involved with any banana growing operations in Panama. On May 13, 2005, co-defendant Dow removed the action to the United States District Court for the Central District of California. On June 10, 2005, the Court directed Dow to show cause in writing as to why the amount in controversy requirement had been sufficiently met to invoke federal jurisdiction, which Dow subsequently filed on June 17, 2005. On October 11, 2005, the District Court remanded the action to the state court of California. As in Juan Jose Abrego, Dow has appealed the remand order to the U.S. Court of Appeals for the Ninth Circuit, which remains pending.
     On April 25, 2005, two of our subsidiaries were served with a complaint styled Miguel Jose Acosta et al. v. Dole Food Company, et al. filed in the Superior Court of the State of California for the County of Los Angeles on behalf of 633 Honduran residents who claim exposure to DBCP. We have never owned, managed or otherwise been involved with any banana growing operations in Honduras. The complaint was subsequently amended to add an additional 469 plaintiffs (for a total of 1,102), and re-styled Prospero Aceituno Linares, et al. v. Dole Food Company, et al. On May 13, 2005, co-defendant Dow removed the action to the United States District Court for the Central District of California. The District Court sua sponte remanded the action on May 16, 2005, and subsequently rejected an amended notice of removal on May 27, 2005. On May 31, 2005, Dow filed a petition before the Court of Appeals for the Ninth Circuit seeking permission to appeal the District Court’s remand order. The petition was denied on September 19, 2005.
     The state court in the Abarca action has found all four of the above California actions to be “related” and has transferred all four actions to the California state court department normally responsible for hearing complex litigations, where the assignment of a judge remains pending.
     Former Shareholders Litigation
     On December 30, 2002, we were served with a complaint filed on December 18, 2002 in the Circuit Court of the 11th Judicial Circuit in and for Miami-Dade County, Florida by seven Mexican individuals and corporations, who claim to have been former indirect shareholders of our predecessor. In addition to being filed against us, the complaint was also filed against certain of our current and former directors, officers and shareholders and that of our predecessor (the “Florida Complaint”).
     The Florida Complaint alleges that instead of proceeding with a prospective buyer who offered superior terms, the former chairman of our predecessor and its majority shareholder, agreed to sell our predecessor to its current majority shareholder at a below market price as the result of commercial bribes allegedly paid by our current majority shareholder and chief executive officer to our predecessor’s former chairman. On February 20, 2003, we filed a motion to dismiss the Florida Complaint and the oral argument was heard on June 19, 2003. On July 22, 2003, the court granted in part and denied in part our motion to dismiss the Florida Complaint, dismissing two of the 11 counts. Mediation of the Florida Complaint occurred on September 9, 2005, but was unsuccessful. On February 9, 2006, the court set a trial date of May 15, 2006. We believe that the allegations of the remaining Florida complaint are entirely without merit.
     Class Action Litigation
     a. Pineapple Class Actions
     On April 16, 2004, four fruit wholesalers filed a consolidated complaint against two of our subsidiaries in the United States District Court for the Southern District of New York. The plaintiffs claim to have purchased Del Monte Gold®™ pineapples from our subsidiaries. This consolidated action is brought as a putative class action on behalf of all direct purchasers of Del Monte Gold®™ pineapples from March 1, 1996 through the present. The court directed the plaintiffs to file a new consolidated complaint, which was filed on August 2, 2004 and consists of the four fruit wholesalers and two individual consumers who had filed their complaints in the federal court for the Southern District of New York. In addition to these six actions, other class actions against us were transferred to the United States District Court for the Southern District of New York by the Judicial Panel on Multidistrict Litigation (“JPML”) and then remanded as described below. The new consolidated complaint alleges claims for: (1) monopolization and attempted monopolization; (2) restraint of trade; (3) unfair and deceptive trade practices; and (4) unjust enrichment. On May 27, 2005, we filed a motion to dismiss the indirect and direct purchasers’ claims for unjust enrichment which remains pending.
     On March 5, 2004, an alleged individual consumer filed a putative class action complaint against our subsidiaries in the state court of Tennessee on behalf of consumers who purchased (other than for resale) Del Monte Gold® pineapples in Tennessee from March 1, 1996 to May 6, 2003. The complaint alleges violations of the Tennessee Trade Practices Act and the Tennessee Consumer Protection Act. On April 14, 2004, our subsidiaries removed this action to federal court. The plaintiffs filed a motion for remand to state court which was granted by the court on July 7, 2004. This action will now proceed in the state court of Tennessee. On February 18, 2005, our subsidiaries filed a motion to dismiss the complaint which remains pending.
     Between March 17, 2004 and March 18, 2004, three alleged individual consumers filed putative class action complaints against us in the state court of California on behalf of residents of California who purchased (other than for re-sale) Del Monte Gold® pineapples between March 1, 1996 and May 6, 2003. The complaints allege violations of the Cartwright Act, common law monopolization, unfair competition in violation of the California Business and Professional Code, unjust enrichment and violations of the Consumer Legal Remedies Act. On April 19, 2004, we removed these actions to federal court. The plaintiffs filed a motion for remand to the state court of California which was granted by the court on July 8, 2004 in one of the actions and on July 12, 2004 in the other two actions. These actions will now proceed in the state court of California. In one of the three actions, we filed a motion to dismiss the plaintiff’s complaint which was granted in part and denied in part. On November 9, 2005, the three actions were consolidated under one amended complaint with a single claim for unfair competition in violation of the California Business and Professional Code. We have filed a motion to dismiss this one remaining claim, which was denied on January 6, 2006. On January 23, 2006, the court granted our petition for leave to file an interlocutory appeal of the denial.
     On April 19, 2004, an alleged individual consumer filed a putative class action complaint against our subsidiaries in the state court of Florida on behalf of Florida residents who purchased (other than for re-sale) Del Monte Gold® pineapples between March 1, 1996 and May 6, 2003. The complaint alleges fraudulent concealment/tolling of statute of limitations, violations of the Florida Deceptive and Unfair Trade

Practices Act and unjust enrichment. On May 11, 2004, our subsidiaries removed this action to federal court. The plaintiff filed a motion for remand to state court and our subsidiaries opposed that motion. The court granted plaintiff’s motion to remand. The case will now proceed in state court of Florida. On October 27, 2004, we filed a motion to dismiss the plaintiff’s complaint, which motion was granted on January 23, 2006 with leave for plaintiff to amend. Plaintiff filed an amended complaint on February 13, 2006.
     On April 29, 2004, an alleged individual consumer filed a putative class action complaint against our subsidiaries in the state court of Arizona on behalf of residents of Arizona who purchased (other than for re-sale) Del Monte Gold® pineapples between November 1997 and January 2003. The complaint alleges monopolization and attempted monopolization in violation of the Arizona Consumer Fraud Act, and unjust enrichment in violation of common law. On May 24, 2004, our subsidiaries removed this action to federal court. The plaintiffs filed a motion for remand and our subsidiaries opposed that motion. Our subsidiaries are not required to respond to the complaint until 20 days after the resolution of plaintiffs’ motion to remand. On October 25, 2004, this action was transferred to the United States District Court for the Southern District of New York by the JPML. The plaintiffs filed a motion for remand which was granted by the court on April 20, 2005. This action will now proceed in Arizona state court. On July 25, 2005, we filed a motion to dismiss which remains pending. On July 25, 2005, we filed a motion to dismiss the claim for violation of the Arizona Consumer Fraud Act which was granted by the state court on February 16, 2006 with leave for the plaintiffs’ to amend.
     On July 2, 2004, an alleged individual consumer filed a putative class action which was served on August 24, 2004 against our subsidiaries in the state court of Nevada on behalf of residents of Nevada who purchased (other than for re-sale) Del Monte Gold® pineapples between November 1997 and January 2003. The complaint alleges restraint of trade in violation of Nevada statutes, common law monopolization and unjust enrichment. On September 13, 2004, our subsidiaries removed this action to federal court. On November 15, 2004, this action was transferred to the United States District Court for the Southern District of New York by the JPML. The plaintiffs filed a motion for remand which was granted by the court on April 20, 2005. This action will now proceed in Nevada state court.
     b. Banana Class Actions
     Between July 25, 2005 and August 22, 2005, several plaintiffs served putative class action complaints against us and several other corporations, all in the United States District Court for the Southern District of Florida on behalf of all direct purchasers of bananas for the period from May 2003 to the present. The complaints allege that the defendants engaged in a continuing agreement, understanding and conspiracy to restrain trade by artificially raising, fixing and maintaining the prices of, and otherwise restricting the sale of, bananas in the United States in violation of Section 1 of the Sherman Act. A similar action was brought by a New York corporation for the period from July 2001 to the present.
     Additionally, between October 21, 2005 and November 10, 1005, Arizona, California, Minnesota, New York, Tennessee and Kansas residents filed putative class action complaint against us and several other corporations in the United States District Court for the Southern District of Florida on behalf of all indirect purchasers of bananas in their respective states for the period from May 2003 to the present. That complaint alleges violations of numerous state antitrust, competition, and unjust enrichment statutes. A similar action was brought by a California resident for the period from July 2001 to the present.
     The cases on behalf of the direct purchasers have been consolidated in the U.S. District Court for the Southern District of Florida. The cases on behalf of the indirect purchasers have been transferred to the same judge in the U.S. District Court for the Southern District of Florida, but are not consolidated at present.
     In the consolidated direct purchaser cases, the court has entered a case management order and a scheduling order under which trial in this matter has been set for the two week trial period commencing October 1, 2007 and discovery on the merits of the action is scheduled to take place before discovery on class certification. On November 16, 2005, the direct purchaser plaintiffs filed an amended, consolidated complaint. On December 22, 2005, we filed a motion to dismiss the complaint, which motion remains pending. The plaintiffs have served discovery requests on us.
     An amended complaint is due from the indirect purchaser plaintiffs by March 3, 2006. No discovery or motion proceedings have commenced in the indirect purchaser action.
     Germany’s European Union Antitrust Investigation
     On June 2, 2005, one of our German subsidiaries was visited by Germany’s European Union (“EU”) antitrust authority which is investigating our subsidiary for possible violations of the EU’s competition laws. On February 17, 2006, we received a request for additional information from Germany’s EU antitrust authority and are in the process of gathering and providing the requested information. We are fully cooperating and will continue to fully cooperate with the investigation.
     We intend to vigorously defend ourselves in all of the above matters. At this time, we are not able to evaluate the likelihood of a favorable or unfavorable outcome in any of the above-described matters. Accordingly, we are not able to estimate the range or amount of loss, if any, from any of the above-described matters and no accruals or expenses have been recorded as of December 30, 2005, except as related to the Kunia Well Site discussed below.
     Kunia Well Site
     In 1980, elevated levels of certain chemicals were detected in the soil and ground-water at a plantation leased by one of our U.S. subsidiaries in Honolulu, Hawaii (“Kunia Well Site”). Shortly thereafter, our subsidiary discontinued the use of the Kunia Well Site and provided an alternate water source to area well users and the subsidiary commenced its own voluntary cleanup operation. In 1993, the Environmental Protection Agency (“EPA”) identified the Kunia Well Site for potential listing on the National Priorities List (“NPL”) under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended. On December 16, 1994, the EPA issued a final rule adding the Kunia Well Site to the NPL. On September 28, 1995, our subsidiary entered into an order (the “Order”) with the EPA to conduct the remedial investigation and the feasibility study of the Kunia Well Site. Under the terms of the Order, our subsidiary submitted a remedial investigation report in November 1998 and a final draft feasibility study in December 1999 (which was updated from time to time) for review by the EPA. The EPA approved the remedial investigation report in February 1999 and the feasibility study on April 22, 2003.
     As a result of communications with the EPA in 2001, we recorded a charge of $15.0 million in the third quarter of 2001 to increase the recorded liability to the estimated expected future cleanup cost for the Kunia Well Site to $19.1 million. Based on conversations with the EPA in the third quarter of 2002 and consultation with our legal counsel and other experts, we recorded a charge of $7.0 million during the third quarter of 2002 to increase the accrual for the expected future clean up costs for the Kunia Well Site to $26.1 million. As of December 30, 2005, $22.8 million is included in other long-term liabilities for the Kunia Well Site clean-up.
     On September 25, 2003, the EPA issued the Record of Decision (“ROD”). The EPA estimates in the ROD that the remediation costs associated with the clean up of the Kunia Well Site will range from $12.9 million to $25.4 million and will last approximately 10 years. Certain portions of the EPA’s estimates have been discounted using a 5% interest rate. The undiscounted estimates are between $14.8 million and $28.7 million. On January 13, 2004, the EPA deleted a portion of the Kunia Well Site (Northeast section)

from the NPL. On May 2, 2005, our subsidiary signed a Consent Decree with the EPA for the performance of the clean up work for the Kunia Well Site. On September 27, 2005, the U.S. District Court for Hawaii approved and entered the consent decree. Based on findings from remedial investigations at the Kunia Well Site, our subsidiary continues to evaluate with the EPA the clean up work currently in progress in accordance with the Consent Decree.
     Other
     In addition to the foregoing, we are involved from time to time in various claims and legal actions incident to our operations, both as plaintiff and defendant. In our opinion, after consulting with legal counsel, none of these other claims are currently expected to have a material adverse effect on the results of our operations, our financial position or our cash flows.
     Dividend Policy
     In 2005, we paid regular quarterly cash dividends of $0.20 per share for a total of $0.80 per share for the year. Because we are an exempted holding company, our ability to pay dividends and to meet our debt service obligations depends primarily on receiving sufficient funds from our subsidiaries. Pursuant to our New Credit Facility, we may declare and pay dividends and distributions in cash solely out of and up to 50% of our net income for the fiscal year immediately preceding the year in which the dividend or distribution is paid; provided that we may declare dividends in cash solely out of and up to 70% of our net income for the fiscal year immediately preceding the year in which the dividend or distribution is paid if after giving effect to such dividend payment we have a leverage ratio of 2.50 to 1.00 for such fiscal year. It is possible that countries in which one or more of our subsidiaries are located could institute exchange controls, which could prevent those subsidiaries from remitting dividends or other payments to us.

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
     The following table presents the high and low sales prices of our ordinary shares for the periods indicated as reported on the New York Stock Exchange Composite Tape:

	High	Low
Five most recent financial years
Year ended December 28, 2001	$15.95	$4.56
Year ended December 27, 2002	$29.20	$13.70
Year ended December 26, 2003	$28.35	$15.12
Year ended December 31, 2004	$29.63	$22.62
Year ended December 30, 2005	$33.94	$21.90

2004
First quarter	$27.99	$23.33
Second quarter	$25.98	$22.62
Third quarter	$27.65	$24.36
Fourth quarter	$29.63	$24.77

2005
First quarter	$33.94	$28.31
Second quarter	$31.99	$25.80
Third quarter	$27.82	$25.16
Fourth quarter	$28.56	$21.90

Most recent six months
September 2005	$27.22	$25.49
October 2005	$28.56	$25.34
November 2005	$26.35	$24.50
December 2005	$27.02	$21.90
January 2006	$23.00	$21.66
February 2006	$21.82	$20.02
     As of December 30, 2005, there were 58,013,180 ordinary shares outstanding. As of February 17, 2006, we believe that holders in the United States held approximately 41% of the outstanding ordinary shares.
Item 10. Additional Information
Memorandum and Articles of Association
     Corporate Governance
     We are an exempted company incorporated in the Cayman Islands and are subject to the laws of that jurisdiction. The legislative framework in the Cayman Islands which applies to exempted companies is flexible. Generally, corporate governance matters are thus left to the discretion of each exempted company. While Cayman Islands exempted companies are required to have a board of directors responsible for managing the company’s affairs, by contrast to NYSE requirements, they are not, as a matter of law, required to (i) appoint independent directors to their boards; (ii) hold regular meetings of non-management directors; (iii) establish audit, nominating and governance or compensation committees; (iv) have shareholders approve equity compensation plans; (v) adopt corporate governance guidelines; or (vi) adopt a code of business conduct and ethics.
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
Independence is defined by various criteria including the absence of a material relationship between the director and the listed company. Directors who (i) are or have been employees within the last three years; (ii) are immediate family of the chief executive officer; or (iii) receive or have received, or have immediate family members who have received, within the last three years, over $100,000 per year in direct compensation from the listed company are not independent. Directors who are employees of or otherwise affiliated through immediate family with the listed company’s independent auditor are also not independent.

•	The non-management directors of each company must meet at regularly scheduled executive sessions without management.	•	Our independent directors meet periodically without management directors.

Compensation Committee

•	Listed companies must have a compensation committee composed entirely of independent board members as defined by the NYSE listing standards.	•	Our compensation committee has three members, all of whom are independent within the meaning of the NYSE standards.

•	The committee must have a written charter that addresses its purpose and responsibilities.	•	Our compensation committee (i) reviews the Company’s general compensation structure;

Standard for U.S. Listed Companies	Fresh Del Monte Practice
These responsibilities include (i) reviewing and approving corporate goals and objectives relevant to CEO compensation; (ii) evaluating CEO performance and compensation in light of such goals and objectives for the CEO; (iii) based on such evaluation, reviewing and approving CEO compensation levels; (iv) recommending to the board non-CEO compensation, incentive compensation plans and equity-based plans; and (v) producing a report on executive compensation as required by the SEC to be included in the company’s annual proxy statement or annual report. The committee must also conduct an annual performance self-evaluation.	and (ii) reviews and recommends the compensation and benefits of directors and the chief executive officer, subject to ratification by the board of directors. The compensation committee also acts as the administrator for our 1997 and 1999 Share Incentive Plans and reviews and recommends approval of all periodic filings in respect of executive and other compensation required to be made by us with the SEC.

Audit Committee

• Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Securities Exchange Act. The rule requires that the audit committee (i) be comprised entirely of independent directors; (ii) be directly responsible for the appointment, compensation and oversight of the independent auditor; (iii) adopt procedures for the receipt and treatment of complaints with respect to accounting and auditing issues; (iv) be authorized to engage independent counsel and other advisors it deems necessary in performing its duties; and (v) be given sufficient funding by the board of directors to compensate the independent auditors and other advisors as well as for the payment of ordinary administrative expenses incurred by the committee.	•	We have an audit committee meeting the requirements of Rule 10A-3.

• The audit committee must consist of at least three members, and each member must be independent within the meaning established by the NYSE.	•	Our audit committee consists of three members, all of whom are independent within the meaning of the NYSE standards.

• The audit committee must have a written charter that addresses the committee’s purpose and responsibilities.	•	Our audit committee has a charter outlining the committee’s purpose and responsibilities, which are similar in scope to those required of U.S. companies.

At a minimum, the committee’s purpose must be to assist the board in the oversight of the integrity of the company’s financial statements, the company’s compliance with legal and regulatory requirements, the independent auditor’s qualifications and independence and the performance of the company’s internal audit function and independent

Standard for U.S. Listed Companies		Fresh Del Monte Practice
auditors.

The audit committee is also required to review the independent auditing firm’s annual report, describing the firm’s internal quality control procedures, any material issues raised by the most recent internal quality control review or peer review of the firm or by governmental inquiry or investigation and any steps taken to address such issues. The audit committee is also to assess the auditor’s independence by reviewing all relationships between the company and its auditor. It must establish the company’s hiring guidelines for employees and former employees of the independent auditor.

The committee must also discuss the company’s annual audited financial statements and quarterly financial statements with management and the independent auditors, the company’s earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies, and policies with respect to risk assessment and risk management. It must also meet periodically with the internal auditors and the independent auditors and report regularly to the board of directors.

• Each listed company must have an internal audit function.	•	We have an internal audit function.

Nominating/Corporate Governance Committee

• Listed companies must have a nominating /corporate governance committee composed entirely of independent board members.	•	We do not have a nominating/corporate governance committee.

The committee must have a written charter that addresses its purpose and responsibilities, which include (i) identifying qualified individuals to become board members; (ii) selecting, or recommending that the board select, the director nominees for the next annual meeting of shareholders; (iii) developing and recommending to the board a set of corporate governance principles applicable to the company; (iv) overseeing the evaluation of the board and management; and (v) conducting an annual performance evaluation of the committee.

Equity-Compensation Plans

Standard for U.S. Listed Companies			Fresh Del Monte Practice
•	Shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with limited exceptions.	•	We do as a regular practice have our shareholders approve equity-compensation plans.

Corporate Governance Guidelines
•	Listed companies must adopt and disclose corporate governance guidelines.	•	We do not have a formal set of corporate governance guidelines.

Code of Business Conduct and Ethics
•	All listed companies, U.S. and foreign, must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	•	We have adopted a Code of Conduct and Business Ethics Policy. It has been posted on our website at www.freshdelmonte.com.
     Registered Office
     The registration number assigned to us by the registrar of companies in the Cayman Islands is CR-68097. Our registered office is located at Walkers House, Mary Street, P.O. Box 908 GT, Mary Street, George Town, Grand Cayman, Cayman Islands. The telephone number at that location is (345) 945-3727.
     Object and Purpose
     Paragraph 3 of our Amended and Restated Memorandum of Association (“Memorandum of Association”) provides that the objects for which we have been established are unrestricted and we have full power and authority to carry out any object not prohibited by any law as provided by The Companies Law (As Revised).
     Directors
     Articles 82 and 83 of our Amended and Restated Articles of Association (“Articles of Association”) requires that a director shall declare the nature of any interest in a contract or proposed contract with us and provides that a director may vote in respect of any contract or proposed contract or arrangement, notwithstanding such director’s interest and that such an interested director will not be liable to account to us for any profit realized through any such contract or arrangement. Article 60 provides that directors’ renumeration shall from time to time be determined by the renumeration committee appointed by the board of directors in accordance with the Articles of Association. Article 74 provides that directors may exercise all of our powers to borrow money and to mortgage or charge our undertaking, property and uncalled property or any part thereof, to issue debentures, debenture stock and other securities wherever money is borrowed or as security for any of our debts, liabilities or obligations or of any third party. Article 74 can only be altered through an amendment of the Articles of Association. Article 61 provides that our directors are not required to own our shares in order to serve as our directors unless fixed by us at a shareholders’ meeting.
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
          Some provisions of our Articles of Association may have the effect of delaying, deterring or preventing a change in control not approved by our board of directors and contain a variety of anti-takeover provisions that could delay, deter or prevent a change in control.
          Dividends
          The holders of ordinary shares are entitled to receive, when, and if declared out of legally available funds, dividends in cash or specie. We may in a general meeting declare dividends but no dividend shall exceed the amount recommended by our directors. Our directors may from time to time pay to the shareholders such interim dividends as appear to the directors to be justified from our profits. Subject to the rights of persons, if any, entitled to shares with special rights as to dividends, all dividends shall be declared and paid according to the amounts paid on the shares.
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
          Liquidation
          In the case of our voluntary or involuntary liquidation, dissolution or winding-up, after payment of our creditors, our remaining assets and funds available for distribution will be divided among our shareholders and any distribution will be paid ratably to our shareholders subject to the rights of any preferred shareholders.
          Election and Removal of Directors
          Our shareholders are entitled, by a majority vote of those present, to elect and remove directors from our board of directors. We have a classified board of directors serving staggered terms.
          Preferred Shares
          Our Memorandum of Association authorizes the issuance of 50,000,000 preferred shares with a par value of $0.01 per share. Our board of directors may, from time to time, direct the allotment or disposal of preferred shares and may, at the time of issue, determine the rights, privileges and preferences of such shares. Satisfaction of any dividend preferences of outstanding preferred shares will reduce the amount of funds available for the payment of dividends on ordinary shares. The holders of our preferred shares may be entitled to receive a preference payment in the event of our liquidation, dissolution or winding up before any payment is made to the holders of our ordinary shares. Holders of our preferred shares may also be granted special voting rights. Under certain circumstances, the issuance of preferred shares may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by the holder of a large block of our securities or the removal of incumbent management.

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
          Our shareholders at a general meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting (i) by or at the direction of our board of directors or (ii) by a shareholder who was a shareholder of record on the record date of the meeting and who has given our directors timely written notice, in proper form, of the shareholder’s intention to bring that business before the meeting.
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
Exchange Controls
          The Articles of Association authorizes us to issue an aggregate of 200,000,000 ordinary shares with a par value of $0.01 per share and 50,000,000 preferred shares with a par value of $0.01 per share. Of those 200,000,000 authorized ordinary shares, 58,013,180 shares were issued and outstanding as of December 30, 2005, all of which are fully paid or credited as fully paid. Of the 50,000,000 preferred shares, none are issued or outstanding. We may not call for any further capital from any holder of ordinary shares outstanding. Under Cayman Islands law, non-residents of the Cayman Islands may freely hold, vote and transfer our ordinary shares in the same manner as Cayman Islands residents, subject to the provisions of the Companies Law (As Revised) and our Articles of Association. No Cayman Islands laws or regulations restrict the export or import of capital or affect the payment of dividends to non-resident holders of ordinary shares.
Taxation
          Cayman Islands
          There is at present no direct taxation in the Cayman Islands on interest, dividends and gains payable to or by us and all such monies will be received free of all such Cayman Islands taxes. Accordingly, U.S. holders of ordinary shares (the “U.S. Holders”) are not presently subject to Cayman Islands income or withholding taxes with respect to such interest, dividends and gains. We are an exempted company incorporated under Cayman Islands law and have obtained an undertaking as to tax concessions pursuant to Section 6 of the Cayman Islands Tax Concessions Law (Revised). That undertaking provides inter alia that for a period of 20 years from April 22, 1997 (a) that no law which is thereafter enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to us or our operations and (b) that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable by us on or in respect of our shares, debentures or other obligations.
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
          We believe we had sufficient current earnings and profits in our 2005 taxable year and that distributions paid with respect to ordinary shares during 2005 therefore should be treated as Taxable

Dividends. Although we currently can provide no assurance as to whether we will make distributions on ordinary shares during 2006 or later years, we expect that in the event we make any such distributions, we will have current or accumulated earnings and profits and that any such distributions will be Taxable Dividends.
          Subject to certain exceptions and for so long as ordinary shares continue to be listed on the New York Stock Exchange or otherwise readily tradable on an established securities market in the United States within the meaning of section 1(h)(11)(C)(ii) of the Internal Revenue Code of 1986, as amended, Taxable Dividends received by an individual in respect of ordinary shares before January 1, 2009 will be subject to taxation at a maximum rate of 15 percent. This lower rate applies to a Taxable Dividend only if the ordinary share in respect of which such Taxable Dividend is paid has been held for at least 61 days during the 121 day period beginning 60 days before the ex-dividend date. Periods during which you hedge a position in ordinary shares or related property may not count for purposes of the holding period test. Taxable Dividends also would not be eligible for the lower rate if you elect to take the Taxable Dividends into account as investment income for purposes of limitations on deductions for investment interest. In addition, this lower rate will not apply to a Taxable Dividend if (i) within our taxable year in which such Taxable Dividend is paid, or within our preceding taxable year, we are, or were, a passive foreign investment company (“PFIC”). Based on our audited financial statements and relevant market and shareholder data, we believe that we were not a PFIC, FPHC or FIC for U.S. federal income tax purposes with respect to our 2004 or 2005 taxable years. In addition, based on our audited financial statements and current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market data, we do not anticipate becoming a PFIC for our 2006 taxable year, although we can provide no assurances in this regard. You should consult your own tax adviser regarding the availability of the reduced dividend rate in light of your own particular circumstances.
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
Exchange Rate Risk
          Because we conduct our operations in many areas of the world involving transactions denominated in a variety of currencies, our results of operations as expressed in dollars may be significantly affected by fluctuations in rates of exchange between currencies. These fluctuations could be significant. Approximately 45% of our net sales in 2005 were received in currencies other than the U.S. dollar. We generally are unable to adjust our non-dollar local currency sales prices to reflect changes in exchange rates between the dollar and the relevant local currency. As a result, changes in exchange rates between the euro, Japanese yen, British pound or other currencies in which we receive sale proceeds and the dollar have a direct impact on our operating results. There is normally a time lag between our sales and collection of the related sales proceeds, exposing us to additional currency exchange rate risk.
          To reduce currency exchange rate risk, we generally exchange local currencies for dollars promptly upon receipt. We periodically enter into currency forward contracts and options as a hedge against a portion of our currency exchange rate exposures; however, we may decide not to enter into these contracts during any particular period. As of December 30, 2005, we had several foreign currency cash flow hedges outstanding. The fair value of these hedges as of that date was an asset of $37.2 million.
          The results of a hypothetical 10% strengthening in the average value of the dollar during 2004 relative to the other currencies in which a significant portion of our net sales are denominated would have resulted in a decrease in net sales of approximately $124 million for the year ended December 31, 2004. This calculation assumes that each exchange rate would change in the same direction relative to the dollar. In addition to the direct effects of changes in exchange rates quantified above, changes in exchange rates also affect the volume of sales. Our sensitivity analysis of the effects of changes in currency exchange rates does not factor in a potential change in sales levels or any offsetting gains on currency forward contracts.
Interest Rate Risk
          As described in Note 13 of the notes to our audited consolidated financial statements, our indebtedness is both variable and fixed rate.
          At December 30, 2005, our variable rate long-term debt had a carrying value of $331.3 million. The fair value of the debt approximates the carrying value because the variable rates approximate market rates. A 10% increase in the interest rate for 2005 would have resulted in a negative impact of approximately $1.7 million on our results of operations for the year ended December 30, 2005.
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
Part II
Item 13. Defaults, Dividend Arrearages and Delinquencies
          There have been no defaults, dividend arrearages or delinquencies that are required to be disclosed.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
          There have been no material modifications to the rights of security holders that are required to be disclosed.
Item 15. Controls and Procedures
          As of December 30, 2005, we carried out an evaluation, under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of December 30, 2005, our disclosure controls and procedures are effective in providing reasonable assurance that information relating to us that is required to be included in our periodic filings with the SEC is recorded, processed, summarized and reported as and when required. There has been no change in our internal control over financial reporting during the last fiscal year that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
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
Item 16C. Principal Accountant Fees and Services
Fees and Services
          The following table discloses the aggregate fees paid to our principal independent auditor for each of the last two fiscal years and briefly describes the services performed:

(U.S. dollars in millions)	2004	2005	Description of Services

Audit Fees	$2.6	$2.9	Audit of consolidated financial statements and statutory audits of subsidiaries
Audit-Related Fees	0.6	0.4	Employee benefits plans and mergers and acquisitions due diligence
Tax Fees	0.1	0.1	Tax return preparation and tax planning
All other fees	—	—

Total Fees	$3.3	$3.4

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
          While our policies and procedures acknowledge the de minimus exception granted by SEC regulations, which allows certain services to be exempt from pre-approval, we do not normally rely on this exception. Our chief financial officer is responsible for bringing to the audit committee’s attention any instance in which services may have been provided without prior approval. Substantially all of the above fees paid to, and services performed by Ernst & Young were subject to our pre-approval policies and procedures.
Item 16D. Exemption from the Listing Standards for Audit Committees — Not applicable.
Item 16E. Purchases of Equity Securities — There have been no purchases of equity securities.
PART III
Item 17. Financial Statements
          Our Consolidated Financial Statements have been prepared in accordance with Item 18 hereof.
Item 18. Financial Statements
          Our Consolidated Financial Statements and schedule set forth in the accompanying Index to Consolidated Financial Statements and Supplemental Financial Statement Schedule included in this Report following Part III beginning on pages F-1 and S-1, respectively, are hereby incorporated herein by this reference. Such Consolidated Financial Statements and schedule are filed as part of this Report.
Consolidated Financial Statements
Supplemental Financial Statement Schedule

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm	S-1
Schedule II — Valuation and Qualifying Accounts	S-2

Item 19. Exhibits

1.1	Amended and Restated Memorandum of Association of Fresh Del Monte Produce Inc. (incorporated by reference from Exhibit 3.6 to our Registration Statement on Form F-1 (File No. 333-7708)).

1.2	Amended and Restated Articles of Association of Fresh Del Monte Produce Inc. (incorporated by reference from Exhibit 3.7 to our Registration Statement on Form F-1 (File No. 333-7708)).

1.3	Specimen Certificate of ordinary shares of Fresh Del Monte Produce Inc. (incorporated by reference from Exhibit 4.1 to our Registration Statement on Form F-1 (File No. 333-7708)).

2.1	$350,000,000 Revolving Credit Agreement dated as of May 19, 1998 among Del Monte Fresh Produce (UK) Ltd., Wafer Limited, Del Monte Fresh Produce International Inc., Del Monte Fresh Produce N.A., Inc., Fresh Del Monte Produce Inc. and Global Reef Carriers Ltd. as Borrowers, the Initial Lenders, Initial Issuing Bank and Swing Line Bank, as Initial Lenders, Initial Issuing Bank and Swing Line Bank, and Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A., “Rabobank Nederland,” New York Branch, as Administrative Agent and Collateral Agent (incorporated by reference from Exhibit 2.1 to our 1998 Annual Report on Form 20-F).

2.2	Amendment and Consent dated as of December 15, 1998 to the Revolving Credit Agreement among Del Monte Fresh Produce (UK) Ltd., Wafer Limited, Del Monte Fresh Produce International Inc., Del Monte Fresh Produce N.A., Inc., Fresh Del Monte Produce Inc., Global Reefer Carriers, Ltd., the banks, financial institutions and other institutional lenders a party to the Revolving Credit Agreement (incorporated by reference from Exhibit 2.2 to our 1998 Annual Report on Form 20-F).

2.3	Second Amendment dated as of January 5, 1999 to the Revolving Credit Agreement among Del Monte Fresh Produce (UK) Ltd., Wafer Limited, Del Monte Fresh Produce International Inc., Del Monte Fresh Produce N.A., Inc., Fresh Del Monte Produce Inc., Global Reefer Carriers, Ltd., and Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A., “Rabobank Nederland,” New York Branch, as agent for the other banks, financial institutions and other institutional lenders party to the Revolving Credit Agreement (incorporated by reference from Exhibit 2.3 to our 1998 Annual Report on Form 20-F).

2.4	Amendment and Consent dated as of January 8, 1999 to the Revolving Credit Agreement among Del Monte Fresh Produce (UK) Ltd., Wafer Limited, Del Monte Fresh Produce International Inc., Del Monte Fresh Produce N.A., Inc., Fresh Del Monte Produce Inc., Global Reefer Carriers, Ltd., the banks, financial institutions and other institutional lenders a party to the Revolving Credit Agreement (incorporated by reference from Exhibit 2.4 to our 1998 Annual Report on Form 20-F).

2.5	Fourth Amendment and Consent dated as of May 1999 among Del Monte Fresh Produce (UK) Ltd., Wafer Limited, Del Monte Fresh Produce International Inc., Del Monte Fresh Produce N.A., Inc., Fresh Del Monte Produce Inc., Global Reefer Carriers, Ltd., the banks, financial institutions and other institutional lenders a party to the Revolving Credit Agreement dated as of May 19, 1998 (incorporated by reference from Exhibit 2.1 to our 1999 Annual Report on Form 20-F filed by Fresh Del Monte Produce Inc.)

2.6	Fifth Amendment and Consent dated as of May 1999 among Del Monte Fresh Produce (UK) Ltd., Wafer Limited, Del Monte Fresh Produce International Inc., Del Monte Fresh Produce N.A., Inc., Fresh Del Monte Produce Inc., Global Reefer Carriers, Ltd., the Increasing Lenders therein and Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A., “Rabobank Nederland,” New York Branch, as agent for the other banks, financial institutions and other institutional lenders a party to the Revolving Credit Agreement dated as of May 19, 1998 (incorporated by reference from Exhibit 2.2 to our 1999 Annual Report on Form 20-F filed by Fresh Del Monte Produce Inc.)

2.7	Sixth Amendment and Consent dated as of June 1999 among Del Monte Fresh Produce (UK) Ltd., Wafer Limited, Del Monte Fresh Produce International Inc., Del Monte Fresh Produce N.A., Inc., Fresh Del Monte Produce Inc., Global Reefer Carriers, Ltd., the Increasing Lenders therein and Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A., “Rabobank Nederland,” New York Branch, as agent for the other banks, financial institutions and other institutional lenders a party to

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

4.9	Fresh Del Monte Produce Inc. 1997 Share Incentive Plan (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-8 (File No. 333-7870)).

4.10	Fresh Del Monte Produce Inc. Post-Effective Amendment No. 1 to Form S-8 (File No. 333-7870).

4.11	Fresh Del Monte Produce Inc. 1999 Share Incentive Plan (incorporated by reference to Exhibit 4 to the Company’s Registration Statement on Form S-8 (File No. 333-10400)).

4.12	Amendment No. 1 to the Fresh Del Monte Produce Inc. 1999 Share Incentive Plan (incorporated by reference to Exhibit 4 to the Company’s Registration Statement on Form S-8 (File No. 333-87606).

4.13	Standard Fruit and Vegetable Co., Inc. Stock Purchase Agreement, dated as of January 27, 2003, between Del Monte Fresh Produce N.A., Inc and Standard Fruit and Vegetable Co., Inc. et al. (incorporated by reference from Exhibit 4.13 to our 2002 Annual Report on Form 20-F).

4.14	Amended and Restated Credit Agreement dated as of March 21, 2003 by and among Fresh Del Monte Produce Inc. and certain subsidiaries named herein, as borrowers, the lenders named herein, as lenders, Harris Trust and Savings Bank,as syndication agent, Ing Capital LLC, as documentation agent and Cooperatieve Centrale Raiffeisen-Bocrenleenbank B.A., “Rabobank Nederland” New York Branch as administrative agent. (incorporated by reference as the exhibit to our first quarter 2002 report on form 6-K).

4.15	First Amendment to Amended and Restated Credit Agreement Effective as of January 27, 2004. (incorporated by reference from Exhibit 4.15 of our Annual Report on Form 20-F for the year ended December 26, 2003).

4.16	Second Amendment to Amended and Restated Credit Agreement Effective as of June 24, 2004. (incorporated by reference from Exhibit 4.16 of our Annual Report on Form 20-F/A for the year ended December 31, 2004).

4.17	Third Amendment to Amended and Restated Credit Agreement dated as of November 9, 2004. (incorporated by reference from Exhibit 4.17 of our Annual Report on Form 20-F/A for the year ended December 31, 2004).

4.18	Preliminary Sales snd Purchase Agreement dated between Cirio Del Monte N.V., Cirio Del Monte Italia S.p.A. and Fresh Del Monte Produce N.V. dated July 15, 2004. (incorporated by reference from Exhibit 4.18 of our Annual Report on Form 20-F/A for the year ended December 31, 2004).

4.19	Fourth Amendment to Amended and Restated Credit Agreement dated as of June 15, 2005.*

4.20	Fifth Amendment to Amended and Restated Credit Agreement dated as of February 14, 2006.*

8.1	List of Subsidiaries.*

12.1	Certification of Chief Executive Officer filed pursuant to 17 CFR 240.13a-14(a).*

12.2	Certification of Chief Financial Officer filed pursuant to 17 CFR 240.13a-14(a).*

13.1	Certification of Chief Executive Officer and Chief Financial Officer furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. Section 1350.*

15.1	Consent of Independent Registered Public Accounting Firm.*

*	Filed herewith

SIGNATURES
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized this Annual Report on Form 20-F or amendments thereto to be signed on its behalf by the undersigned.

FRESH DEL MONTE PRODUCE INC.
Date: March 6, 2006	By:	/s/ HANI EL-NAFFY
Hani El-Naffy
President and Chief Operating Officer

By:	/s/ JOHN F. INSERRA
John F. Inserra
Executive Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm
Board of Directors and Shareholders
Fresh Del Monte Produce Inc.
We have audited the accompanying consolidated balance sheets of Fresh Del Monte Produce Inc. (the “Company”) and subsidiaries as of December 30, 2005 and December 31, 2004, and the related consolidated statements of income, cash flows and shareholders’ equity for each of the years ended December 30, 2005, December 31, 2004 and December 26, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Fresh Del Monte Produce Inc. and subsidiaries at December 30, 2005 and December 31, 2004, and the consolidated results of their operations and their cash flows for each of the years ended December 30, 2005, December 31, 2004 and December 26, 2003, in conformity with United States generally accepted accounting principles.

/s/ Ernst & Young LLP
Certified Public Accountants
Miami, Florida
February 27, 2006
except for the second paragraph of Note 24,
as to which the date is March 3, 2006

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES
_______
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in millions, except share and per share data)

	December 30,	December 31,
	2005	2004
		As Restated
Assets
Current assets:
Cash and cash equivalents	$24.5	$42.1
Trade accounts receivable, net of allowance of $20.1 and $20.2, respectively	288.9	276.0
Advances to growers and other receivables, net of allowance of $20.4 and $20.7, respectively	59.1	54.7
Inventories	388.7	347.3
Deferred income taxes	6.5	3.8
Prepaid expenses and other current assets	56.1	18.4

Total current assets	823.8	742.3

Investments in and advances to unconsolidated companies	13.8	15.5
Property, plant and equipment, net	893.0	914.7
Deferred income taxes	38.0	38.6
Other noncurrent assets	106.9	103.4
Goodwill	249.3	262.0

Total assets	$2,124.8	$2,076.5

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable and accrued expenses	$371.1	$398.3
Current portion of long-term debt and capital lease obligations	11.7	15.8
Deferred income taxes	16.1	14.1
Income taxes payable	8.7	14.2

Total current liabilities	407.6	442.4

Long-term debt and capital lease obligations	349.1	347.7
Retirement benefits	95.7	96.0
Other noncurrent liabilities	43.4	41.7
Deferred income taxes	65.9	71.5

Total liabilities	961.7	999.3

Minority interests	10.2	8.0

Commitments and contingencies	—	—

Shareholders’ equity:
Preferred shares, $0.01 par value; 50,000,000 shares authorized; none issued or outstanding	—	—
Ordinary shares, $0.01 par value; 200,000,000 shares authorized; 58,013,180 and 57,690,074 issued and outstanding	0.6	0.6
Paid-in capital	380.5	376.9
Retained earnings	774.9	714.6
Accumulated other comprehensive loss	(3.1)	(22.9)

Total shareholders’ equity	1,152.9	1,069.2

Total liabilities and shareholders’ equity	$2,124.8	$2,076.5

See accompanying notes.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES
_______
CONSOLIDATED STATEMENTS OF INCOME
(U.S. dollars in millions, except share and per share data)

	Year ended
	December 30,	December 31,	December 26,
	2005	2004	2003
Net sales	$3,259.7	$2,906.0	$2,486.8
Cost of products sold	2,948.2	2,641.3	2,158.6

Gross profit	311.5	264.7	328.2

Selling, general and administrative expenses	190.9	131.0	107.8
Asset impairment charges	3.1	5.4	—

Operating income	117.5	128.3	220.4

Interest expense	(17.1)	(9.0)	(7.3)
Interest income	1.0	0.8	0.8
Other income (expense), net	(3.1)	6.9	28.4

Income before income taxes	98.3	127.0	242.3

Provision for (benefit from) income taxes	(8.3)	(12.2)	15.9

Net income	$106.6	$139.2	$226.4

Net income per ordinary share — Basic	$1.84	$2.42	$4.00

Net income per ordinary share — Diluted	$1.84	$2.41	$3.95

Dividends declared per ordinary share	$0.80	$0.80	$0.45

Weighted average number of ordinary shares:
Basic	57,926,466	57,487,131	56,539,691

Diluted	58,077,282	57,803,158	57,346,377

See accompanying notes.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES
_______
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in millions)

	Year ended
	December 30,	December 31,	December 26,
	2005	2004	2003
Operating activities:
Net income	$106.6	$139.2	$226.4
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	89.0	70.9	63.0
Asset impairment charges	3.1	5.4	—
Reversal of accrual for tax contingency	—	(18.0)	—
Gain on sale of equity investment	—	—	(5.5)
Gain on sale of equipment	(1.2)	—	—
Equity in loss (income) of unconsolidated companies	2.1	—	(1.2)
Deferred income taxes	(3.7)	7.8	(1.1)
Other, net	(14.7)	(1.4)	(7.0)
Changes in operating assets and liabilities, net of acquisitions:
Receivables	(17.5)	(28.3)	(5.7)
Inventories	(45.1)	(14.1)	(23.2)
Prepaid expenses and other current assets	(0.6)	(6.5)	1.9
Accounts payable and accrued expenses	(7.4)	(4.5)	18.4
Other noncurrent assets and liabilities	(0.6)	6.5	(2.0)

Net cash provided by operating activities	110.0	157.0	264.0

Investing activities:
Capital expenditures	(81.1)	(94.0)	(58.1)
Proceeds from sale of equity investments	—	—	12.8
Proceeds from sale of assets	3.7	2.4	1.5
Purchase of subsidiaries, net of cash acquired	(2.0)	(320.1)	(115.8)
Dividends received from unconsolidated subsidiaries	0.4	0.1	0.5
Other investing activities, net	0.9	(0.4)	(0.3)

Net cash used in investing activities	(78.1)	(412.0)	(159.4)

Financing activities:
Proceeds from long-term debt	724.0	545.1	344.9
Payments on long-term debt	(732.3)	(238.8)	(397.6)
Payments on debt of acquired subsidiary	—	(24.0)	—
Proceeds from stock options exercised	3.6	4.4	12.0
Payments of dividends	(46.3)	(46.0)	(25.5)

Net cash (used in) provided by financing activities	(51.0)	240.7	(66.2)

Effect of exchange rate changes on cash	1.5	5.4	3.1

Net (decrease) increase in cash and cash equivalents	(17.6)	(8.9)	41.5
Cash and cash equivalents, beginning	42.1	51.0	9.5

Cash and cash equivalents, ending	$24.5	$42.1	$51.0

Supplemental cash flow information:
Cash paid for interest, net of amounts capitalized	$14.9	$4.2	$4.4

Cash paid for income taxes	$3.0	$7.9	$17.3

Non-cash financing and investing activities:
Purchases of assets under capital lease obligations	$6.1	$7.2	$7.2

See accompanying notes.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES
_______
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(U.S. dollars in millions, except share data)

					Accumulated
	Ordinary				Other	Total
	Shares	Ordinary	Paid-in	Retained	Comprehensive	Shareholders’
	Outstanding	Shares	Capital	Earnings	Loss	Equity
Balance at December 27, 2002	56,206,012	$0.6	$355.3	$420.5	$(16.9)	$759.5
Exercises of stock options	1,076,506	—	12.0	—	—	12.0
Dividends declared	—	—	—	(25.5)	—	(25.5)
Comprehensive income:
Net income	—	—	—	226.4	—	226.4
Unrealized loss on derivatives, net of reclassification for losses of $27.7 included in net income	—	—	—	—	(29.7)	(29.7)
Net foreign currency translation adjustment	—	—	—	—	0.4	0.4
Additional minimum pension liability	—	—	—	—	(0.9)	(0.9)

Comprehensive income						196.2

Balance at December 26, 2003	57,282,518	0.6	367.3	621.4	(47.1)	942.2
Exercises of stock options	407,556	—	4.4	—	—	4.4
Tax benefit on stock options	—	—	5.2	—	—	5.2
Dividends declared	—	—	—	(46.0)	—	(46.0)
Comprehensive income:
Net income	—	—	—	139.2	—	139.2
Unrealized gain on derivatives, net of reclassification for losses of $37.7 included in net income	—	—	—	—	7.9	7.9
Net foreign currency translation adjustment	—	—	—	—	16.7	16.7
Additional minimum pension liability	—	—	—	—	(0.4)	(0.4)

Comprehensive income						163.4

Balance at December 31, 2004	57,690,074	0.6	376.9	714.6	(22.9)	1,069.2
Exercises of stock options	323,106	—	3.6	—	—	3.6
Dividends declared	—	—	—	(46.3)	—	(46.3)
Comprehensive income:
Net income	—	—	—	106.6	—	106.6
Unrealized gain on derivatives, net of reclassification for losses of $3.1 included in net income	—	—	—	—	61.9	61.9
Net foreign currency translation adjustment	—	—	—	—	(41.6)	(41.6)
Additional minimum pension liability	—	—	—	—	(0.5)	(0.5)

Comprehensive income						126.4

Balance at December 30, 2005	58,013,180	$0.6	$380.5	$774.9	$(3.1)	$1,152.9

See accompanying notes.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES
_______
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1. General
Fresh Del Monte Produce Inc. (“Fresh Del Monte”) was incorporated under the laws of the Cayman Islands on August 29, 1996 and is 43.4% owned by IAT Group Inc., which is 100% beneficially owned by members of the Abu-Ghazaleh family. In addition, members of the Abu-Ghazaleh family directly own 8.5% of the outstanding ordinary shares of Fresh Del Monte.
Fresh Del Monte and its subsidiaries are engaged primarily in the worldwide production, transportation and marketing of fresh produce. Fresh Del Monte and its subsidiaries source their products, which include bananas, pineapples, melons and non-tropical fruit (including grapes, citrus, apples, pears, peaches, plums, nectarines, apricots and kiwi), plantains, Vidalia® sweet onions, tomatoes, potatoes and various greens, primarily from Central, South and North America and the Philippines. Fresh Del Monte also sources products from North America, Africa and Europe and distributes its products in Europe, the Asia-Pacific region and South America. Products are sourced from company-owned farms, through joint venture arrangements and through supply contracts with independent growers.
With the acquisition of Del Monte Foods Europe (“Del Monte Foods”) on October 1, 2004, Fresh Del Monte became a vertically integrated producer, marketer and distributor of prepared fruit and vegetables, juices, snacks and desserts and holds a perpetual, royalty-free license to use the Del Monte® brand for prepared and/or canned foods throughout Europe, Africa and the Middle East. See note 4, “Acquisitions”.
2. Balance Sheet Restatement
As part of preparing for the upcoming internal control compliance deadline in 2006, Fresh Del Monte performed a comprehensive review of its global deferred income tax reporting processes. In performing this review, which culminated in the fourth quarter of 2005, Fresh Del Monte determined that certain deferred tax assets and liabilities relating to the revaluation of assets and liabilities from a prior acquisition were not recorded. Fresh Del Monte has concluded that there was an immaterial effect on operating results and no effects on cash flows or working capital of quarterly and annual reporting periods prior to and including 2005. However, Fresh Del Monte determined that its consolidated balance sheet as of December 31, 2004 should be restated to properly reflect the resulting deferred tax assets and liabilities and related effect on goodwill as follows (U.S. dollars in millions):

	December 31, 2004
	As Reported	As Restated
Deferred income tax assets, noncurrent	$33.4	$38.6

Goodwill	$248.7	$262.0

Total assets	$2,058.0	$2,076.5

Deferred income tax liabilities, noncurrent	$53.0	$71.5

Total liabilities	$980.8	$999.3

Total liabilities and shareholders’ equity	$2,058.0	$2,076.5

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES
_______
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
3. Summary of Significant Accounting Policies
Principles of Consolidation
The consolidated financial statements include the accounts of Fresh Del Monte, its majority owned subsidiaries, which Fresh Del Monte controls, and a consolidated variable interest entity (“VIE”). Fresh Del Monte’s fiscal year end is the last Friday of the calendar year or the first Friday subsequent to the end of the calendar year, whichever is closest to the end of the calendar year. All significant intercompany accounts and transactions have been eliminated in consolidation.
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
Trade Receivables and Concentrations of Credit Risk
Trade receivables are recognized on Fresh Del Monte’s accompanying consolidated balance sheets at fair value. Fresh Del Monte performs ongoing credit evaluations of its customers and adjusts credit limits based upon payment history and customers’ credit worthiness, as determined by its review of their current credit information. Fresh Del Monte continuously monitors collections and payments from its customers and maintains a provision for estimated credit losses based upon its historical experience, specific customer collection issues that it has identified and reviews of agings of trade receivables based on contractual terms. Fresh Del Monte generally does not require collateral on trade accounts receivable. No single customer’s receivable balance is considered to be large enough to pose a significant credit risk to Fresh Del Monte.
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

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES
_______
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
3. Summary of Significant Accounting Policies (continued)
Investments in Unconsolidated Companies
Investments in unconsolidated companies are accounted for under the equity method of accounting for investments of 20% or more in companies over which Fresh Del Monte does not have control except for one variable interest entity. See note 6, “Investments in Unconsolidated Companies” and note 7, “Variable Interest Entity”.
Property, Plant and Equipment
Property, plant and equipment are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, which range from 10 to 40 years for buildings, 5 to 20 years for ships and containers, 3 to 20 years for machinery and equipment, 3 to 7 years for furniture, fixtures and office equipment and 5 to 10 years for automotive equipment. Leasehold improvements are amortized over the term of the lease, or the estimated useful life of the related asset, whichever is shorter. When assets are retired or disposed of, the costs and accumulated depreciation or amortization are removed from the respective accounts and any related gain or loss is recognized. Maintenance and repairs are charged to expense as incurred. Significant expenditures, which extend the useful lives of assets, are capitalized. Interest is capitalized as part of the cost of construction. Costs related to land improvements for bananas, pineapples and non-tropical fruit and other agricultural projects are deferred during the formative stage and are amortized over the estimated life of the project.
Purchase Accounting
Fresh Del Monte allocates the purchase price of business combinations to the fair values of assets it acquires based on appraisals from third parties as well as on certain internally generated information. Fresh Del Monte estimates the economic lives of certain acquired assets and these lives are used to calculate depreciation and amortization expense in periods subsequent to acquisitions. Estimates are revised, if necessary, in subsequent periods not exceeding one year, when pending information, if any, becomes available.
Goodwill
Fresh Del Monte’s goodwill represents the excess of the purchase price of business combinations over the fair value of the net assets of acquired. Fresh Del Monte assesses goodwill for impairment with the assistance of an independent valuation firm on an annual basis on the first day of the fourth quarter of each fiscal year, or sooner if events indicate such a review is necessary. Based on this valuation, Fresh Del Monte determined that no impairment of goodwill existed as of October 1, 2005. As of December 30, 2005, Fresh Del Monte is not aware of any events or circumstances that would cause it to adjust the recorded value of goodwill for impairment. Potential impairment exists if the fair value of a reporting unit to which goodwill has been allocated is less than the carrying value of the reporting unit. The amount of the impairment to recognize, if any, is calculated as the amount by which the carrying value of the goodwill exceeds its implied value. Future changes in the estimates used to conduct the impairment review, including revenue projections, market values and changes in the discount rate used could cause the analysis to indicate that Fresh Del Monte’s goodwill is impaired in subsequent periods and result in a write-off of a portion or all of goodwill. The discount rate used is based on independently calculated risks, Fresh Del Monte’s capital mix and an estimated market premium. The assumptions used in estimating revenue projections are

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES
_______
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
3. Summary of Significant Accounting Policies (continued)
consistent with those used for internal planning.
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
The 2005 fourth quarter impairment review indicated that, when compared to its carrying value, although higher, the fair value of one of Fresh Del Monte’s components is highly sensitive to differences between estimated and actual cash flows and changes in the related discount rate used to evaluate the fair value of the component. Fresh Del Monte estimates that a 5% decrease in the expected future cash flows of the component and a one-percentage point increase in the discount rate used would have resulted in an approximate $10.5 million impairment loss related to this component.
Long-Lived Assets
Fresh Del Monte reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the carrying amount of an asset exceeds the asset’s fair value, Fresh Del Monte measures and records an impairment loss for the excess. An asset’s fair value is assessed by either determining the expected future discounted cash flow of the asset or by independent appraisal. Fresh Del Monte’s long-lived assets are primarily composed of property, plant and equipment and intangible assets other than goodwill. Intangible assets other than goodwill are composed of both those that are being amortized, including franchise and non-compete agreements, and an indefinite-life intangible of a perpetual, royalty-free brand name license related to the acquisition of Del Monte Foods. See note 4, “Acquisitions”. Prior to 2005, amortizable intangible assets also included banana licenses. Such licenses were fully amortized as of December 30, 2005.
Fresh Del Monte recorded charges related to impairment of long-lived assets in both 2005 and 2004. Based on the underutilization of a facility in North America related to the other fresh produce segment and as a result of damages sustained from Hurricane Katrina at the New Orleans distribution center, asset impairment charges of $3.1 million were recorded in 2005. Based on continued operating losses and discontinued product lines in the United Kingdom, the United States and Brazil related to the other fresh produce and banana categories, certain machinery and equipment was written down to its estimated fair value. As a result, a charge of $5.4 million for impairment of long-lived assets was recorded in 2004. Such charges are included under the caption “Asset impairment charges” in the accompanying consolidated statements of income for the years ended December 30, 2005 and December 31, 2004, respectively. The estimated fair value of the related assets was based on either discounted future cash flows or appraisals from independent third parties.
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
The 2005 fourth quarter review of Fresh Del Monte’s perpetual, royalty-free brand name license indicated that,

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES
_______
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
3. Summary of Significant Accounting Policies (continued)
when compared to its carrying value, although higher, its fair value is highly sensitive to differences between estimated and actual cash flows and changes in the related discount rate used to evaluate the fair value of this asset. Fresh Del Monte estimates that a 5% decrease in the expected future cash flows of this indefinite-lived intangible asset and a one-percentage point increase in the discount rate used would have resulted in an approximate $12.7 million impairment loss related to this asset.
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
Advertising and Promotional Costs
Fresh Del Monte expenses advertising and promotional costs as incurred. Advertising and promotional costs, which are included in selling, general and administrative expenses, were $5.7 milllion, $1.3 million and $1.7 million in 2005, 2004 and 2003, respectively.
Debt Issuance Costs
Debt issuance costs relating to long-term debt are amortized over the term of the related debt instrument using the straight-line method as the costs are primarily related to the revolving credit facility and are included in other noncurrent assets. Debt issuance cost amortization, which is included in interest expense, was $0.9 million, $1.0 million and $1.7 million, for 2005, 2004 and 2003, respectively.
Income Taxes
Deferred income taxes are recognized for the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year end, based on enacted tax laws and statutory tax rates applicable to the year in which the differences are expected to affect taxable income. Valuation allowances are established when it is deemed more likely than not that future taxable income will not be sufficient to realize income tax benefits. See note 2, “Balance Sheet Restatement”.
Fresh Del Monte recorded a $20.6 million net benefit in the 2004 third quarter, primarily due to the reversal of tax contingency accruals net of changes in deferred tax assets for the settlement of a U.S. federal income tax audit for the years 1997 through 2001. See note 13, “Provision for Income Taxes”.
Environmental Remediation Liabilities
Losses associated with environmental remediation obligations are accrued when such losses are probable and can be reasonably estimated. See note 19, “Litigation”.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES
_______
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
3. Summary of Significant Accounting Policies (continued)
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
For Fresh Del Monte’s operations where the functional currency is the U.S. dollar or where the operations are located in highly inflationary countries, non-monetary balance sheet amounts are translated at historical exchange rates. Other balance sheet amounts are translated at the exchange rates in effect at the balance sheet date. Income statement accounts, excluding those items of income and expenses that relate to non-monetary assets and liabilities, are translated at the average exchange rate for the month. These remeasurement adjustments are included in the determination of net income under the caption “Other income (expense), net.”
Other income (expense), net, in the accompanying consolidated statements of income includes a $2.6 million net loss and $9.3 million and $7.2 million in net gains on foreign exchange for 2005, 2004 and 2003, respectively. These amounts include the effect of foreign currency remeasurement, realized foreign currency transaction gains and losses and changes in the value of foreign currency denominated accounts receivable and accounts payable and related forward contracts.
Other Income (Expense), Net
In addition to foreign currency gains and losses, other income (expense), net, also consists of equity in earnings of unconsolidated companies, gains and losses from sales of investments and property, plant and equipment, gains from recoveries under insurance policies and other items of non-operating income and expenses.
Stock-Based Compensation
Fresh Del Monte uses the intrinsic value method to account for employee stock options as prescribed in Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), and discloses information regarding the pro forma effect on net income and earnings per share determined as if Fresh Del Monte had accounted for its employee stock options under the fair value method prescribed by Statement of Financial Accounting Standards No. (“SFAS”) 123, “Accounting for Stock-Based Compensation.” The fair values of the outstanding options are estimated at the date of grant using the Black-Scholes option valuation model. Although it is a widely-used model for estimating the fair value of stock options issued to employees for the pro forma disclosures required by SFAS 123, the Black-Scholes option valuation model was initially developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable and requires the input of highly subjective assumptions, including the expected volatility of an entity’s stock price. Because Fresh Del Monte’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective assumptions can materially affect the fair value estimate, in

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
3. Summary of Significant Accounting Policies (continued)
management’s opinion, the existing models do not necessarily provide a single measure of the fair value of its employee stock options.
The weighted-average fair value of each option granted during 2005, 2004 and 2003 is estimated at $11.26, $9.53 and $7.54, respectively, on the date of grant using the following assumptions in 2005, 2004 and 2003, respectively: dividend yield of 2.68%, 3.30% and 1.80%; expected volatility of 0.485, 0.545 and 0.531; risk free interest rate of 3.87%, 3.61% and 2.35%; and expected lives of two to five years.
For purposes of pro forma disclosures, the estimated fair value of the options is assumed to be amortized to expense over the options’ vesting period. The following information shows the effect on net income and earnings per share as if Fresh Del Monte had accounted for stock options issued to employees using the fair value method in 2005, 2004 and 2003 (U.S. dollars in millions, except share and per share data):

	Year ended
	December 30,	December 31,	December 26,
	2005	2004	2003
Reported net income	$106.6	$139.2	$226.4
Deduct: Stock-based compensation expense under fair value method, net of related tax effects	(5.6)	(0.9)	(3.4)

Net income, pro forma	$101.0	$138.3	$223.0

Net income per ordinary share, reported:
Basic	$1.84	$2.42	$4.00

Diluted	$1.84	$2.41	$3.95

Net income per ordinary share, pro forma:
Basic	$1.74	$2.41	$3.94

Diluted	$1.74	$2.39	$3.89

Because the exercise price of Fresh Del Monte’s employee stock options equaled the market price of the underlying stock on the date of grant, no compensation expense was recorded for stock options issued to employees during 2005, 2004 and 2003 in connection with the 1997 Plan and the 1999 Plan.
See note 17, “Stock Based Compensation” for more information.
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
3. Summary of Significant Accounting Policies (continued)
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
Reclassifications
Certain amounts from 2004 and 2003 have been reclassified to conform to the 2005 presentation.
New Accounting Pronouncements
In November 2004, the FASB issued SFAS 151, “Inventory Costs — An Amendment of ARB No. 43, Chapter 4.” SFAS 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs and spoilage should be expensed as incurred and not included in overhead. Further, SFAS 151 requires that allocation of fixed and production facilities overhead to conversion costs should be based on normal capacity of the production facilities. The provisions of SFAS 151 are effective for inventory costs incurred during fiscal years beginning after June 15, 2005 which, for Fresh Del Monte, is December 31, 2005. Fresh Del Monte does not expect that the adoption of SFAS 151 will have a material impact on its results of operations, financial position or cash flows.
In December 2004, the Financial Accounting Standards Board issued SFAS 123R, “Share Based Payment” (“SFAS 123R”). SFAS 123R is a revision to SFAS 123 and supersedes APB 25 and amends SFAS 95, “Statement of Cash Flows.” This statement requires a public entity to expense the cost of employee services received in exchange for an award of equity instruments. This statement also provides guidance on valuing and expensing these awards, as well as disclosure requirements of these equity arrangements. This statement is effective for public companies at the beginning of the first annual period after December 15, 2005 which, for Fresh Del Monte, is December 31, 2005 (the first day of its 2006 fiscal year). Fresh Del Monte will use the modified prospective transition method, which requires that compensation cost be recognized in the financial statements for all awards granted after the date of adoption as well as for existing awards for which the requisite service has not been rendered as of the date of adoption and requires that prior periods not be restated. SFAS 123R also requires an entity to calculate the pool of excess tax benefits available to absorb tax deficiencies recognized subsequent to adopting FAS 123R (“APIC Pool”). Fresh Del Monte is currently evaluating acceptable methods for calculating its APIC Pool but expects that the implementation of this pronouncement will lower 2006 income before income taxes by approximately $4 million.
On March 29, 2005, the Staff of the SEC (“Staff”) issued Staff Accounting Bulletin No. 107, “Share-Based Payment” (“SAB 107”). Although not altering any conclusions reached in SFAS 123R, SAB 107 provides the views of the Staff regarding the interaction between SFAS 123R and certain SEC rules and regulations and, among other things, provides the Staff’s views regarding the valuation of share-based payment arrangements for public companies. Fresh Del Monte intends to follow the interpretative guidance on share-based payment set forth in SAB 107 during its adoption of SFAS 123R.
In May 2005, the FASB issued SFAS 154, “Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20 and FASB Statement No. 3”. SFAS 154 changes the accounting for and

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
3. Summary of Significant Accounting Policies (continued)
reporting of a change in accounting principle by requiring retrospective application of changes in accounting principles to prior periods’ financial statements unless impracticable. SFAS 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005. Fresh Del Monte does not expect that the adoption of SFAS 154 will have a material impact on its results of operations, financial position or cash flows.
4. Acquisitions
2004 Acquisitions
Can-Am Trucking/RLN Leasing Acquisition
On August 11, 2004, Fresh Del Monte acquired Can-Am Express, Inc. and RLN Leasing, Inc. (collectively, “Can-Am”), a nationally-recognized refrigerated trucking operation based in Fargo, North Dakota. With an owned fleet of 150 tractors and 200 trailers, and facilities in Fargo, North Dakota; Denton, Texas; and Cincinnati, Ohio, Can-Am provides over-the-road trucking services. Fresh Del Monte’s acquisition of Can-Am has enabled Fresh Del Monte to provide comprehensive distribution services to its retail and foodservice customers. The total consideration paid in connection with the Can-Am acquisition was $18.8 million.
The acquisition has been accounted for as a purchase and, accordingly, the purchase price was allocated to the fair value of the assets acquired and liabilities assumed. The excess of the purchase price over the fair value of the assets acquired and liabilities assumed amounted to $0.3 million, of which Fresh Del Monte estimates none is tax deductible.
Del Monte Foods Acquisition
On October 1, 2004, Fresh Del Monte acquired Del Monte Foods, including its operations in Europe, Africa and the Middle East. Del Monte Foods is a vertically integrated producer, marketer and distributor of prepared fruit and vegetables, juices, beverages, snacks and desserts and holds a perpetual, royalty-free license to use the Del Monte® brand for prepared and/or canned foods in more than 100 countries throughout Europe, Africa and the Middle East. Del Monte® is the leading brand for canned fruit and pineapple in many Western European markets and is a leading brand in the United Kingdom beverage market. Fresh Del Monte acquired Del Monte Foods for $339.6 million financed through cash on hand and drawings under the Revolving Credit Facility. The purchase price included $24.0 million of assumed debt. The acquisition included $6.9 million of transaction related expenses. See note 14, “Long-Term Debt and Capital Lease Obligations”.
The acquisition has been accounted for as a purchase and, accordingly, the purchase price was allocated to the fair value of assets acquired and liabilities assumed. The excess of the purchase price over the fair value of the assets acquired and liabilities assumed amounted to $72.6 million, none of which is tax deductible.
The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the dates of acquisitions during 2004 (U.S. dollars in millions):

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
4. Acquisitions (continued)

		Del Monte
	Can-Am	Foods	Total
Current assets	$3.8	$194.8	$198.6
Property and equipment	7.5	122.9	130.4
Other noncurrent assets	—	20.5	20.5
Identified intangibles	8.4	81.7	90.1
Current liabilities	(1.2)	(96.3)	(97.5)
Noncurrent liabilities	—	(56.6)	(56.6)

Net assets acquired	18.5	267.0	285.5
Purchase price	18.8	339.6	358.4

Goodwill	$0.3	$72.6	$72.9

Unaudited Pro Forma Disclosures
The following unaudited pro forma information presents a summary of consolidated results of operations for the year ended December 30, 2004 of Fresh Del Monte as if the Can-Am and Del Monte Foods acquisitions had occurred as of December 27, 2003 (U.S. dollars in millions, except share and per share data):

Net sales	$3,215.0

Net income	$113.2

Net income per ordinary share:
Basic	$1.97

Diluted	$1.96

Weighted average number of ordinary shares:
Basic	57,487,131

Diluted	57,803,158

The unaudited pro forma results have been prepared for comparison purposes only and do not purport to represent what the actual results of operations would have been had the above described acquisitions occurred on December 27, 2003 and may not be indicative of future results of operations.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
5. Inventories
Inventories consisted of the following (U.S. dollars in millions):

	December 30,	December 31,
	2005	2004
Finished goods	$177.5	$150.4
Raw materials and packaging supplies	101.4	96.6
Growing crops	109.8	100.3

Total inventories	$388.7	$347.3

6. Investments in Unconsolidated Companies
Fresh Del Monte utilizes the equity method of accounting for investments in 20% to 50% owned companies and for investments in over 50% owned companies over which Fresh Del Monte does not have control. Investments in unconsolidated companies accounted for under the equity method amounted to $13.5 million and $14.8 million at December 30, 2005 and December 31, 2004, respectively. At December 30, 2005 and December 31, 2004, net amounts receivable from unconsolidated companies amounted to $0.6 million and $0.1 million, respectively.
Investments in unconsolidated companies consisted of the following at December 30, 2005:

		Ownership
Company	Business	Interest
Melones Del Pacifico, S.A.	Melon production	50%
Melones De Costa Rica, S.A. and Subsidiary	Melon production	50%
Hacienda Filadelfia, S.A.	Melon production	50%
Frutas de Parrita, S.A.	Melon production	50%
Harvest Produce Holdings, LLC, Texas	Potato Repacker	51%
Texas Specialty Produce Investors, LLC, Texas	Supplier of specialty produce and herbs	50%
Effective in the first quarter of 2004, Fresh Del Monte began the full consolidation of the financial position and results of operations of Davao Agricultural Ventures Corporation, a previously unconsolidated 40%-owned investment, as it was determined to be a variable interest entity. See note 7, “Variable Interest Entity”.
Purchases from unconsolidated companies were $55.4 million, $54.7 million and $57.6 million for 2005, 2004 and 2003, respectively.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
6. Investments in Unconsolidated Companies (continued)
Combined financial data of unconsolidated companies is summarized as follows (U.S. dollars in millions)(unaudited):

	December 30,	December 31,
	2005	2004
Current assets	$12.8	$16.5
Noncurrent assets	22.0	19.7
Current liabilities	(5.4)	(5.7)
Noncurrent liabilities	(2.8)	(1.1)

Net worth	$26.6	$29.4

	Year ended
	December 30,	December 31,	December 26,
	2005	2004	2003
Net sales	$61.5	$61.0	$69.8

Gross profit	$1.3	$5.2	$8.4

Net income (loss)	$(3.9)	$(1.5)	$1.9

Fresh Del Monte’s portion of earnings in unconsolidated companies amounted to a loss of $2.1 million, a loss of $0.1 million and income of $1.7 million in 2005, 2004 and 2003, respectively, and is included in other income (expense), net. Dividends received from unconsolidated subsidiaries amounted to $0.4 million, $0.1 million and $0.5 million in 2005, 2004 and 2003, respectively.
7. Variable Interest Entity
In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities (revised December 2003)” (“FIN 46R”), which requires VIEs to be consolidated by their primary beneficiaries. A primary beneficiary is the party that absorbs a majority of the entity’s expected losses or receives a majority of the entity’s expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity.
Upon adopting FIN 46R in the first quarter of 2004, Fresh Del Monte concluded that its investment in Davao Agriculture Ventures Corporation (“Davco”) fit the definition of a VIE pursuant to FIN 46R and began fully consolidating Davco. Davco is a Del Monte gold pineapple producer in the Philippines that sells all of its pineapple to Fresh Del Monte and in which Fresh Del Monte has a 40% equity investment. At December 30, 2005 and December 31, 2004, Davco had approximately $1.2 million and $2.0 million, respectively, in long-term debt that is collateralized by its property, plant and equipment, primarily composed of buildings and machinery, various properties of the 60% majority equity investor and further guaranteed by a $1.1 million standby letter of credit issued by Fresh Del Monte.
Although Fresh Del Monte is the minority owner of Davco, Fresh Del Monte and Davco have profit-

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
7. Variable Interest Entities (continued)
sharing arrangements that result in Fresh Del Monte realizing 70% of Davco’s profits. Based on the criteria of FIN 46R, Davco is considered to be a VIE and Fresh Del Monte is the primary beneficiary of Davco’s expected residual returns. Although Fresh Del Monte is the primary beneficiary, the creditors of Davco do not have recourse against Fresh Del Monte’s general credit.
At December 30, 2005, Davco had $6.3 million of current assets, primarily composed of cash and crop inventory, $3.8 million of other assets, primarily composed of buildings and machinery, $1.3 million of payables and accruals, $1.2 million of long-term debt, of which $0.5 million is classified as current, and $7.5 million in minority interest, currency translation losses and other equity which are included in the accompanying consolidated balance sheet at December 30, 2005. At December 31, 2004, Davco had $5.6 million of current assets, $4.3 million of other assets, $0.8 million of payables and accruals, $2.0 million of long-term debt and $7.1 million in minority interest, currency translation losses and other equity which are included in the accompanying consolidated balance sheet at December 31, 2004. For the year ended December 30, 2005, Davco has results from its operations of $8.4 million of net sales, $1.0 million of gross profit and $0.3 million of net income included in the accompanying consolidated statements of income. For the year ended December 31, 2004, Davco has results from its operations of $5.5 million of net sales, $0.7 million of gross profit and $0.2 million of net income included in the accompanying consolidated statements of income.
8. Property, Plant and Equipment
Property, plant and equipment consisted of the following (U.S. dollars in millions):

	December 30,	December 31,
	2005	2004
Land and land improvements	$309.3	$301.1
Buildings and leasehold improvements	287.7	291.7
Machinery and equipment	310.1	304.7
Maritime equipment (including containers)	251.4	252.2
Furniture, fixtures and office equipment	103.5	84.9
Automotive equipment	43.6	34.7
Construction-in-progress	56.4	39.5

	1,362.0	1,308.8
Less: accumulated depreciation and amortization	(469.0)	(394.1)

Property, plant and equipment, net	$893.0	$914.7

Depreciation and amortization expense on property, plant and equipment including assets under capital leases, amounted to $81.5 million, $68.5 million and $58.9 million for 2005, 2004 and 2003, respectively.
Buildings, containers, machinery and equipment and automotive equipment under capital leases totaled $68.8 million and $60.1 million at December 30, 2005 and December 31, 2004, respectively. Accumulated amortization for assets under capital leases was $29.7 million and $20.2 million at December 30, 2005 and December 31, 2004, respectively.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
9. Goodwill and Other Intangible Assets
The following table reflects the changes in the carrying amount of goodwill by operating segment for the years ended December 30, 2005 and December 31, 2004 (U.S. dollars in millions):

	Year Ended December 30, 2005
			Foreign
			Exchange
	Beginning	Acquisitions	and Other	Ending
Bananas	$38.9	$—	$—	$38.9
Other fresh produce	140.6	—	(2.3)	138.3
Other products and services	11.0	—	(8.5)	2.5
Prepared food	71.5	0.2	(2.1)	69.6

Totals	$262.0	$0.2	$(12.9)	$249.3

	Year Ended December 31, 2004 — As Restated
			Foreign
			Exchange
	Beginning	Acquisitions	and Other	Ending
Bananas	$38.9	$—	$—	$38.9
Other fresh produce	140.8	—	(0.2)	140.6
Other products and services	2.1	8.7	0.2	11.0
Prepared food	—	71.9	(0.4)	71.5

Totals	$181.8	$80.6	$(0.4)	$262.0

In the fourth quarter of 2005, Fresh Del Monte determined that certain deferred tax assets and liabilities relating to the revaluation of assets and liabilities from a prior acquisition were not recorded. As a result, Fresh Del Monte has restated its consolidated balance sheet as of December 31, 2004 to properly reflect the resulting deferred tax assets and liabilities, including the related effect on goodwill. See note 2, “Restatement”. The effect on goodwill was an increase of $13.3 million, of which $4.5 million relates to the bananas and $8.8 million relates to the other fresh produce. The beginning balances for bananas and other fresh produce in the table above for the year ended December 31, 2004 have been restated from their previously reported amounts of $34.4 million and 132.0 million, respectively, to reflect these changes.
In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, effective December 29, 2001, Fresh Del Monte ceased amortizing goodwill but reviews goodwill for impairment on an annual basis or sooner if indicators of impairment arise. During the fourth quarter of 2005, Fresh Del Monte completed the annual impairment review of its goodwill with the assistance of an independent valuation firm. Based on this valuation, Fresh Del Monte determined that no impairment of this asset existed as of October 1, 2005 or 2004. As of December 30, 2005, Fresh Del Monte is not aware of any items or events that would cause it to adjust the recorded value of its goodwill for impairment. Future changes in the estimates used to conduct the impairment review, including revenue projections or market values, could cause the analysis to indicate that Fresh Del Monte’s goodwill is impaired in subsequent periods and result in a write-off of a portion or all of goodwill.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
9. Goodwill and Other Intangible Assets (continued)
During 2005, Fresh Del Monte finalized the valuation of the net assets acquired related to the Can-Am acquisition. See note 4, “Acquisitions”. Included in the assets acquired was a lease franchise agreement that entitles Fresh Del Monte to substantial discounts and rebates on future purchases of trucks, trailers and other trucking-related equipment. As a result of the valuation of Can-Am’s assets, performed by and independent valuation firm, $8.4 million of the purchase price was allocated to the value of this agreement and was reclassified from the goodwill of other products and services to amortizable intangible assets, included in the table above for the year ended December 30, 2005 under the title “Foreign Exchange and Other”. This franchise agreement can be renewed indefinitely for a nominal annual fee. Fresh Del Monte, however, is amortizing its value over an estimated useful life of 15 years on the straight-line basis.
Amortizable intangible assets included in the accompanying consolidated balance sheet in other noncurrent assets as of December 30, 2005 are related to a franchise agreement and non-compete agreements. At December 31, 2004, amortizable intangible assets also included $3.7 million related to banana licenses which were fully amortized during 2005. Amortization expense related to amortizable intangible assets totaled $6.4 million, $6.1 million and $6.8 million for 2005, 2004 and 2003, respectively.
The following table reflects Fresh Del Monte’s intangible assets and related accumulated amortization:

	Franchise	Non-compete Agreements
	Agreement	and others
	December 30,	December 30,	December 31,
	2005	2005	2004
Intangible assets, gross	$8.4	$10.2	$10.2
Accumulated amortization	(0.8)	(6.5)	(4.6)

Intangible assets, net	$7.6	$3.7	$5.6

The estimated aggregate amortization expense for the five succeeding fiscal years is as follows:

2006	$1.5
2007	1.1
2008	0.7
2009	0.7
2010	0.7
The weighted average amortization periods for amortizable intangibles is 13.5 years for the franchise agreement, two and one-half years for non-compete agreements and other intangibles and five years for all amortizable intangibles.
On October 1, 2004, Fresh Del Monte acquired Del Monte Foods. Del Monte Foods is a vertically integrated producer, marketer and distributor of prepared fruit and vegetables, juices, beverages, snacks and desserts and holds a perpetual, royalty-free license to use the Del Monte® brand for prepared and/or canned foods in more than 100 countries throughout Europe, Africa and the Middle East. Other noncurrent

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
9. Goodwill and Other Intangible Assets (continued)
assets in the accompanying consolidated balances sheet at December 30, 2005 and December 31, 2004 include an indefinite-lived intangible asset of $80.9 million, after currency translation effect, and $81.7 million, respectively, related to this license. This indefinite-lived intangible asset is not being amortized but is reviewed for impairment pursuant to Fresh Del Monte’s policy for long-lived assets. See note 3, “Summary of Significant Accounting Policies”.
10. Accumulated Other Comprehensive Loss
Accumulated other comprehensive loss consisted of the following (U.S. dollars in millions):

	Unrealized	Currency	Minimum
	Gain (Loss) on	Translation	Pension
	Derivatives	Adjustment	Liability	Total
Balance at December 27, 2002	$(5.1)	$(10.6)	$(1.2)	$(16.9)
Current year net change in other comprehensive income (loss)	(29.7)	0.4	(0.9)	(30.2)

Balance at December 26, 2003	(34.8)	(10.2)	(2.1)	(47.1)
Current year net change in other comprehensive income (loss)	7.9	16.7	(0.4)	24.2

Balance at December 31, 2004	(26.9)	6.5	(2.5)	(22.9)
Current year net change in other comprehensive income (loss)	61.9	(41.6)	(0.5)	19.8

Balance at December 30, 2005	$35.0	$(35.1)	$(3.0)	$(3.1)

11. Other Income (Expense), Net
In addition to the items of other income and expenses discussed in the accompanying notes to the consolidated financial statements, other income (expense), net, in the accompanying consolidated statements of income for the year ended December 26, 2003 also includes an insurance recovery under Fresh Del Monte’s business interruption policy of $11.5 million in the first quarter of 2003 related to damage sustained in 1998 by Fresh Del Monte’s Guatemalan banana operations that were damaged as a result of Hurricane Mitch.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
12. Accounts Payable and Accrued Expenses
Accounts payable and accrued expenses consisted of the following (U.S. dollars in millions):

	December 30,	December 31,
	2005	2004
Trade and other payables	$153.4	$193.2
Accrued fruit purchases	39.0	26.5
Vessel and port operating expenses	27.3	14.8
Payroll and employee benefits	26.2	24.4
Accrued promotions	13.9	14.4
Forward contracts	—	30.4
Other accrued expenses	111.3	94.6

Accounts payable and accrued expenses	$371.1	$398.3

Other accrued expenses is primarily composed of accruals for inland freight costs incurred, purchases received but not invoiced and other accruals, none of which individually exceeds 5% of current liabilities.
13. Provision for Income Taxes
The (benefit from) provision for income taxes consisted of the following (U.S. dollars in millions):

	Year ended
	December 30,	December 31,	December 26,
	2005	2004	2003
Current:
U.S. federal income tax	$(0.5)	$(34.5)	$6.6
State	0.2	(1.1)	1.1
Non-U.S.	(0.8)	5.3	9.6

	(1.1)	(30.3)	17.3

Deferred:
U.S. federal income tax	(6.3)	13.5	—
State	(0.7)	2.5	—
Non-U.S.	(0.2)	2.1	(1.4)

	(7.2)	18.1	(1.4)

(Benefit from) provision for income taxes	$(8.3)	$(12.2)	$15.9

The current tax benefit in the year ended December 31, 2004 includes a $20.6 million net benefit recorded in the 2004 third quarter, primarily due to the reversal of tax contingency accruals net of changes in deferred tax assets for the settlement of a U.S. federal income tax audit for the years 1997 through 2001.
Total income tax payments during 2005, 2004 and 2003 were $3.0 million, $7.9 million and $17.3 million, respectively.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES
_________
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
13. Provision for Income Taxes (continued)
Income before income taxes consisted of the following (U.S. dollars in millions):

	Year ended
	December 30,	December 31,	December 26,
	2005	2004	2003
United States	$(35.2)	$2.5	$17.0
Non-U.S.	133.5	124.5	225.3

	$98.3	$127.0	$242.3

The differences between the reported (benefit from) provision for income taxes and income taxes computed at the U.S. statutory federal income tax rate are explained in the following reconciliation (U.S. dollars in millions):

	Year ended
	December 30,	December 31,	December 26,
	2005	2004	2003
Income tax provision computed at U.S. statutory federal rate	$34.4	$44.4	$84.8
Effect of tax rates on non-U.S. operations	(102.6)	(87.3)	(65.8)
Provision for (reversal of) accruals for tax contingencies	(3.1)	(16.9)	1.0
Net operating losses utilized in settlement of U.S. federal income tax audit	—	10.0	—
Non-taxable differences	(6.2)	(4.4)	(1.3)
Increase (decrease) in valuation allowance	72.2	42.4	(5.4)
Other	(3.0)	(0.4)	2.6

Reported (benefit from) provision for income taxes	$(8.3)	$(12.2)	$15.9

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES
_________
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
13. Provision for Income Taxes (continued
Deferred income tax assets and liabilities consisted of the following (U.S. dollars in millions):

	December 30,	December 31,
	2005	2004
Deferred tax liabilitites:		As Restated
Current:
Inventories	$(16.1)	$(14.1)

Total current deferred tax liabilities	(16.1)	(14.1)

Noncurrent:
Depreciation	(62.8)	(67.6)
Equity in earnings in unconsolidated companies	(3.1)	(3.9)

Total noncurrent deferred tax liabilities	(65.9)	(71.5)

Total deferred tax liabilities	(82.0)	(85.6)

Deferred tax assets:
Current:
Allowances and other accrued liabilities	6.5	4.7
Valuation allowance	—	(0.9)

Total current deferred tax assets, net	6.5	3.8

Noncurrent:
Pension liability	16.9	17.6
Post-retirement benefits other than pensions	9.1	7.9
Net operating loss carryforwards	161.8	119.9
Capital loss carryforward	28.3	—
Other, net	19.8	18.0

Total noncurrent deferred tax assets	235.9	163.4
Valuation allowance	(197.9)	(124.8)

Total noncurrent deferred tax assets, net	38.0	38.6

Total deferred tax assets	44.5	42.4

Deferred tax liability, net	$(37.5)	$(43.2)

As part of preparing for the upcoming internal control compliance deadline in 2006, Fresh Del Monte performed a comprehensive review of its deferred income tax reporting processes which culminated in the fourth quarter of 2005. In performing this review, Fresh Del Monte determined that certain deferred tax assets and liabilities relating to the revaluation of assets and liabilities from a prior acquisition were not recorded. As a result, Fresh Del Monte has restated its consolidated balance sheet as of December 31, 2004 to properly reflect the resulting deferred tax assets and liabilities. See note 2, “Restatement”. This had the effect of increasing the previously reported amounts of noncurrent deferred tax liabilities by $18.5 million and of noncurrent deferred tax assets by $5.2 million at December 31, 2004.
The valuation allowance established with respect to the deferred tax assets relates primarily to the Kunia

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES
_________
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
13. Provision for Income Taxes (continued)
Well Site accrual and net operating loss carryforwards in tax jurisdictions where, due to Fresh Del Monte’s current and foreseeable operations, it is deemed more likely than not, future taxable income will not be sufficient to realize the related income tax benefits. During 2005 and 2004, the valuation allowance increased by $72.2 million and $94.5 million, respectively. The increase in the valuation allowance in 2005 relates primarily to valuation allowances on portions of net operating loss carryforwards generated during the year and a capital loss carryforward. The increase in the valuation allowance in 2004 includes $42.8 million as a result of the acquisition of Del Monte Foods. As part of the acquisition, Fresh Del Monte acquired a significant amount of future possible income tax benefits, primarily composed of net operating loss carryforwards. As of December 30, 2005, $34.7 million of the valuation allowance for deferred tax assets relates to acquired net operating loss carryforwards of Del Monte Foods. The majority of the amounts of and benefits from net operating losses carried forward, from Del Monte Foods, may be impacted and/or limited in certain circumstances. The majority of these impaired and/or limited losses relate to the United Kingdom. Events which may cause limitations in the amounts of net operating losses that Del Monte Foods may utilize in any one year include, but are not limited to, a deemed change in operation and/or ownership. Future reduction of this valuation allowance as the result of the recognition of these acquired income tax benefits by Fresh Del Monte, if any, would be allocated to reduce the related goodwill created in the acquisition of Del Monte Foods.
Except for earnings that are currently distributed, no additional provision has been made for U.S. or non-U.S. income taxes on the undistributed earnings of subsidiaries or for unrecognized deferred tax liabilities for temporary differences related to basis differences in investments in subsidiaries, as such earnings are expected to be permanently reinvested, the investments are essentially permanent in duration, or Fresh Del Monte has concluded that no additional tax liability will arise as a result of the distribution of such earnings. A liability could arise if amounts are distributed by such subsidiaries or if such subsidiaries are ultimately disposed. It is not practicable to estimate the additional income taxes related to permanently reinvested earnings or the basis differences related to investments in subsidiaries.
In addition to the effects of the net operating loss carryforwards described above, we recorded a $7.4 million net deferred tax liability as a result of the Del Monte Foods acquisition. The net deferred tax liability is comprised of deferred tax assets and liabilities due to differences between assigned values and tax bases of assets acquired and liabilities assumed. These differences primarily related to higher assigned book values of property, plant and equipment in the acquisition than their corresponding carrying values for tax purposes and accrued pension liabilities assumed in the acquisition, which are not deductible for tax purposes until paid. The net deferred tax liability was recorded with a corresponding increase to goodwill.
At December 30, 2005, Fresh Del Monte had approximately $578.5 million of tax operating loss carryforwards expiring as follows (U.S. dollars in millions):

2006	$0.5
2007	4.7
2008	7.5
2009 and beyond	91.0
No expiration	474.8

$578.5

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES
_________
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
13. Provision for Income Taxes (continued)
At December 30, 2005, Fresh Del Monte had $15.9 million of additional net operating loss carryforwards for U.S. tax purposes resulting from stock option exercises in 2004 and 2005 which have expiration dates beginning in 2023.
During 2004, Fresh Del Monte recognized tax benefits related to the exercise of employee stock options in prior years in the amount of $5.2 million. These benefits were recorded as increases to additional paid-in capital.
Fresh Del Monte is currently undergoing tax audits in several jurisdictions for certain years prior to 2002. The accruals for the audits are included in other noncurrent liabilities in the accompanying balance sheets at December 30, 2005 and December 31, 2004. Fresh Del Monte believes the amounts accrued as of December 30, 2005 are sufficient to cover the estimated costs to resolve these tax assessments. The amounts accrued represent Fresh Del Monte’s best estimates. Actual amounts may be different which may result in an additional accrual or reversal of amounts previously accrued. At December 30, 2005 and December 31, 2004, there was $12.2 million and $15.3 million, respectively, included in other noncurrent liabilities in the accompanying consolidated balance sheets related to tax contingency accruals.
14. Long-Term Debt and Capital Lease Obligations
The following is a summary of long term-debt and capital lease obligations (U.S. dollars in millions):

	December 30,	December 31,
	2005	2004
$600.0 million five-year syndicated bank loan (see Revolving Credit Facility below) due November 2009	$330.1	$322.7
Term note bearing interest at LIBOR plus 1.25%, set quarterly (5.08% at December 30, 2005), payable in quarterly installments of principal and interest maturing from January 2003 to March 2006, secured by a mortgage on one of Fresh Del Monte’s vessels	0.3	1.3
Term notes bearing interest at 7.14%, payable in quarterly installments of principal and interest maturing January 2005, secured by mortgages on two of Fresh Del Monte’s vessels	—	6.9
Various other notes payable	8.2	8.4
Capital lease obligations	22.2	24.2

Total long-term debt and capital lease obligations	360.8	363.5
Less: Current portion	(11.7)	(15.8)

Long-term debt and capital lease obligations	$349.1	$347.7

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES
_________
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
14. Long-Term Debt and Capital Lease Obligations (continued)
Revolving Credit Facility
On March 21, 2003, Fresh Del Monte, and certain wholly-owned subsidiaries entered into a $400.0 million, four-year syndicated revolving credit facility (“Revolving Credit Facility”), with Rabobank Nederland, New York Branch, as administrative agent. On November 9, 2004, the Revolving Credit Facility was amended to increase the total commitment to $600.0 million, to add a term loan commitment of up to $400.0 million, to extend its maturity to November 10, 2009 and to increase the letter of credit facility to $100.0 million.
The Revolving Credit Facility is collateralized directly or indirectly by substantially all of Fresh Del Monte’s assets and is guaranteed by certain of Fresh Del Monte’s subsidiaries. The Revolving Credit Facility permits borrowings with an interest rate, determined by Fresh Del Monte’s leverage ratio, based on a spread over London Interbank Offer Rate (“LIBOR”) (5.37% at December 30, 2005). At December 30, 2005 and December 31, 2004, $330.1 million and $322.7 million, respectively, were outstanding under the Revolving Credit Facility.
The Revolving Credit Facility requires Fresh Del Monte to be in compliance with various financial and other covenants and limits the amount of future dividends. As of December 30, 2005, Fresh Del Monte was in compliance with all of the financial and other covenants contained in the Revolving Credit Facility.
At December 30, 2005 and December 31, 2004, Fresh Del Monte had $243.8 million and $247.4 million, respectively, available under committed working capital facilities, primarily all of which is represented by the Revolving Credit Facility. The Revolving Credit Facility also includes a swing line facility and a letter of credit facility. At December 30, 2005 and December 31, 2004, Fresh Del Monte applied $27.9 million and $29.9 million, respectively, to the letter of credit facility, primarily related to Del Monte Foods , which requires Fresh Del Monte to guarantee certain contingent obligations under the purchase agreement.
Maturities of long-term debt and capital lease obligations during the next five years are (U.S. dollars in millions):

	Long-Term	Capital
	Debt	Leases	Totals
2006	$2.0	$10.7	$12.7
2007	1.8	5.9	7.7
2008	1.6	3.8	5.4
2009	331.5	3.0	334.5
2010	1.4	0.5	1.9
Thereafter	0.3	0.1	0.4

	338.6	24.0	362.6
Less : Representing interest	—	(1.8)	(1.8)

	338.6	22.2	360.8
Less : Current portion	(2.0)	(9.7)	(11.7)

Totals, net of current portion	$336.6	$12.5	$349.1

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES
_________
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
14. Long-Term Debt and Capital Lease Obligations (continued)
Cash payments of interest on long-term debt, net of amounts capitalized, were $14.9 million, $4.2 million and $4.4 million for 2005, 2004 and 2003, respectively.
15. Net Income Per Ordinary Share
Basic and diluted net income per ordinary share is calculated as follows (U.S. dollars in millions, except share and per share data):

	Year ended
	December 30,	December 31,	December 26,
	2005	2004	2003
Numerator:
Net income	$106.6	$139.2	$226.4

Denominator:
Weighted average number of ordinary shares — Basic	57,926,466	57,487,131	56,539,691
Effect of dilutive securities — employee stock options	150,816	316,027	806,686

Weighted average number of ordinary shares — Diluted	58,077,282	57,803,158	57,346,377

Net Income per ordinary share:
Basic	$1.84	$2.42	$4.00

Diluted	$1.84	$2.41	$3.95

Because there was a net loss in the fourth quarter of 2005, the calculation of diluted earnings per share is anti-dilutive and, therefore, in the fourth quarter of 2005, basic and diluted net loss per share are equal. There were no antidilutive options for any part of 2004 and 2003.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES
_________
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
Fresh Del Monte’s pension plan weighted average asset allocation by asset category based on fair value, is as follows:

	December 30,	December 31,
	2005	2004
Equity securities	64%	63%
Debt securities	33%	35%
Cash and cash equivalents	3%	2%
The target asset allocation, according to the plan’s investment policy, is 40%-65% for equity securities, 20%-55% for debt securities and 0%-45% for other investments. Performance benchmarks for each asset class are as follows: S&P 500 for equities, the regional MSCI index for international equities, and the Merrill Lynch Intermediate Government/Corporate Index for fixed income securities. Investment performance is evaluated annually. The actual returns on plan assets for 2005 and 2004 were 3.3% and 9.0%, respectively.
Within the equity portfolio, investments are diversified among capitalization and style. Up to 25% of the equity portfolio may be invested in financial markets outside of the United States. In order to minimize equity risk, limitations are placed on the overall amount that can be invested in one stock. No more than 5% of the fund at cost may be invested in any one stock and no more than 20% may be invested in any one industry. In addition, investments shall not exceed more than 1% of Fresh Del Monte’s outstanding stock. No more than 10% of the portfolio may be invested in one debt issue. These limits do not apply to issues of governmental agencies. Debt securities must have a minimum credit rating of Baa or above with an overall portfolio average quality of A.
Fresh Del Monte funds all pension plans in amounts consistent with applicable laws and regulations. Fresh Del Monte expects to contribute approximately $1.9 million to its pension plans in 2006. Benefit payments under the pension plans over the next 10 years are expected to total $10.6 million and average approximately $1.0 million per year. The accumulated benefit obligation for the defined benefit pension plans was $19.4 million and $18.3 million at December 30, 2005 and December 31, 2004, respectively.
The assumptions used in the calculation of the actuarial present value of the projected benefit obligation and expected long-term return on plan assets for Fresh Del Monte’s defined benefit pension plans consisted of the following:

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES
_________
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
16. Retirement and Other Employee Benefits (continued)

	December 30,	December 31,
	2005	2004
Weighted average discount rate	5.50% - 5.75%	5.00% - 5.75%
Rate of increase in compensation levels	3.50%	3.50%
Expected long-term return on assets	7.50%	7.50%
As a result of the decline in value of plan assets and lower interest rates utilized in discounting liabilities, Fresh Del Monte recorded, in accordance with SFAS 87, “Employers’ Accounting for Pensions”, an additional minimum pension liability as “Retirement benefits” in the accompanying consolidated balance sheets at December 30, 2005 and December 31, 2004, which resulted in a charge directly to shareholders’ equity of $1.0 million in 2005 and $0.4 million in 2004.
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
In May 2004, the FASB issued SFAS 106-2, providing final guidance on accounting for the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (“the Act”). Fresh Del Monte adopted the provisions of FAS 106-2 during the year ended December 31, 2004 and recognized the effects of the federal subsidy provided by the Act in measuring its net periodic postretirement benefit cost for the year. This resulted in a reduction in Fresh Del Monte’s accumulated postretirement benefit obligation for the subsidy related to benefits attributable to past service of $1.4 million. There was an immaterial effect on net periodic postretirement benefit cost as the result of the Act because Fresh Del Monte suspended its postretirement medical program for employees not retired by January 1, 2004. Fresh Del Monte expects to receive subsidy payments beginning in the 2006 fiscal year.
Benefit payments under the other postretirement benefit plan over the next 10 years are expected to total $11.8 million and average approximately $1.1 million per year.
The weighted average discount rate used in determining the accumulated benefit obligation for postretirement pension benefit obligation was 5.50% and 5.75% at December 30, 2005 and December 31,

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES
_________
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
16. Retirement and Other Employee Benefits (continued)
2004, respectively. For measuring the liability as of December 30, 2005, a 9.00% and 10.25% annual rate of increase in pre-Medicare and post-Medicare real medical inflation, respectively, was assumed. This annual inflation rate was assumed to be declining gradually to 5.0% by the year 2013 for both pre-Medicare and post-Medicare.
The cost trend rate assumption has a significant impact on the amounts reported. For example, increasing the cost trend rate 1% each year would increase the accumulated postretirement benefit obligation by $2.7 million as of December 30, 2005 and the total of service cost plus interest cost by $0.2 million for 2005. In addition, decreasing the trend rate by 1% would decrease the accumulated postretirement benefit obligation by $2.3 million as of December 30, 2005 and the total of the service cost plus interest cost by $0.2 million for 2005.
The following table sets forth a reconciliation of benefit obligations, plan assets and funded status for Fresh Del Monte’s U.S. based defined benefit pension plans and post retirement pension plan as of November 30, 2005 and December 31, 2004, which are also their measurement dates. There was an immaterial impact on the funded status of these plans by the use of a November 30, 2005 measurement date (U.S. dollars in millions):

	Pension Plans		Postretirement Plan
	November 30,	December 31,	November 30,	December 31,
	2005	2004	2005	2004
Change in Benefit Obligation:
Beginning benefit obligation	$19.9	$18.7	$18.5	$18.8
Service cost	0.5	0.4	0.1	0.1
Interest cost	1.1	1.1	1.1	1.2
Actuarial (gain) loss	(0.2)	0.4	0.8	(1.0)
Benefits paid	(0.8)	(0.8)	(0.2)	(0.6)
Amendments and other	(0.3)	0.1	—	—

Ending benefit obligation	20.2	19.9	20.3	18.5

Change in Plan Assets:
Beginning fair value	12.0	11.5	—	—
Actual return on plan assets	0.3	1.0	—	—
Company and employee contributions	0.5	0.3	0.2	0.6
Benefits paid	(0.8)	(0.8)	(0.2)	(0.6)

Ending fair value	12.0	12.0	—	—

Reconciliation of Accruals:
Funded status	(8.2)	(7.9)	(20.3)	(18.5)
Unrecognized (gain) loss	4.3	4.1	(0.2)	(1.0)
Additional minimum liability	(3.5)	(2.5)	—	—

Accrued benefit costs	$(7.4)	$(6.3)	$(20.5)	$(19.5)

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES
_________
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
16. Retirement and Other Employee Benefits (continued)
The following table sets forth the net periodic pension cost of Fresh Del Monte’s defined benefit pension plans for 2005, 2004 and 2003 (U.S. dollars in millions):

	Pension Plans			Postretirement Plan
	Year Ended			Year Ended
	December 30,	December 31,	December 26,	December 30,	December 31,	December 26,
	2005	2004	2003	2005	2004	2003
Service cost	$0.5	$0.4	$0.4	$0.1	$0.1	$1.0
Interest cost	1.1	1.1	1.1	1.1	1.2	1.6
Curtailment gain	—	—	—	—	—	(4.5)
Expected return on assets	(0.9)	(0.9)	(1.0)	—	—	—
Net amortization	0.1	0.1	—	—	—	0.1

Net periodic costs	$0.8	$0.7	$0.5	$1.2	$1.3	$(1.8)

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
The weighted average asset allocation of the UK plan by asset category based on fair value is as follows:

	December 30,	December 31,
	2005	2004
Equity securities	80%	80%
Fixed income securities	20%	20%
The above allocation is consistent with the target allocation of the UK plan, according to the plan’s investment policy. Approximately 40% of the UK plan’s assets are invested in equity securities of companies of the United Kingdom and 40% are invested in other international equities, including 16% in European companies outside of the United Kingdom, 12% in companies in the United States and 12% in Japanese and Pacific Rim companies. These assets are managed by Fidelity Pensions Management and Newton Investment Management in the United Kingdom. Fund managers have no discretion to make asset allocation decisions, but are required to rebalance the portfolios back to the above benchmarks. Performance benchmarks for each asset class are based on various Financial Times Stock Exchange indices. Investment performance is evaluated annually. The actual return on plan assets for the UK plan years ended December 30, 2005 and December 31, 2004 was 21.4% and 25.6%, respectively. The remaining 20% of the UK plan’s assets are invested in high-grade, fixed-income securities with

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES
_________
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
16. Retirement and Other Employee Benefits (continued)
maturities of up to 15 years.
Fresh Del Monte expects to contribute approximately $0.7 million to the UK plan in 2006, estimated using the British pound sterling to U.S. dollar exchange rate as of December 30, 2005. Benefit payments under the UK plan over the next 10 years are expected to total $17.5 million and range ratably between $1.3 million in 2006 and $1.8 million in 2015.
The accumulated benefit obligation for the UK plan was $59.9 million and $57.9 million at December 30, 2005 and December 31, 2004, respectively. The assumptions used in the calculation of the actuarial present value of the projected benefit obligation, the net periodic pension cost and expected long-term return on plan assets for the UK plan consisted of the following:

	December 30,	December 31,
	2005	2004
Weighted average discount rate	5.00%	5.60%
Rate of increase in compensation levels	2.75%	4.00%
Expected long-term return on assets	6.75%	7.50%
The following table sets forth a reconciliation of benefit obligation, plan assets and funded status for the UK plan as of November 30, 2005 and from the acquisition date through December 31, 2004, which are also the measurement dates. There was an immaterial impact on the funded status of this plan by the use of a November 30, 2005 measurement date (U.S. dollars in millions):

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES
_______
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
16. Retirement and Other Employee Benefits (continued)

	November 30,	December 31,
	2005	2004
Change in Benefit Obligation:
Beginning benefit obligation	$64.2	$—
Benefit obligation assumed	—	63.1
Service cost	1.9	0.6
Interest cost	3.3	0.9
Actuarial gain	(0.3)	—
Benefits paid	(2.2)	(0.4)
Exchange rate changes	(7.0)	—

Ending benefit obligation	59.9	64.2

Change in Plan Assets:
Beginning fair value	29.8	—
Plan assets acquired	—	29.1
Actual return on plan assets	6.6	0.6
Company and employee contributions	1.1	0.5
Benefits paid	(2.2)	(0.4)
Exchange rate changes	(3.5)	—

Ending fair value	31.8	29.8

Reconciliation of Accruals:
Funded status	(28.1)	(34.4)
Unrecognized gain	(4.5)	—

Accrued benefit costs	$(32.6)	$(34.4)

The following table sets forth the net periodic pension cost of the UK plan for 2005 and 2004 since acquisition of Del Monte Foods (U.S. dollars in millions):

	Year Ended
	December 30,	December 31,
	2005	2004
Service cost	$1.9	$0.6
Interest cost	3.3	0.9
Expected return on assets	(2.1)	(0.7)

Net periodic costs	$3.1	$0.8

Other Employee Benefits
Fresh Del Monte also sponsors a defined contribution plan established pursuant to Section 401(k) of the Internal Revenue Code. Subject to certain dollar limits, employees may contribute a percentage of their salaries to the plan, and Fresh Del Monte will match a portion of each employee’s contribution. This plan is in effect for U.S. based employees only. The expense pertaining to this plan was $0.8 million, $0.7 million, and $0.6 million for 2005, 2004 and 2003, respectively.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES
_______
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
16. Retirement and Other Employee Benefits (continued)
Fresh Del Monte provides retirement benefits to substantially all employees who are not U.S. based. Generally, benefits under these programs are based on an employee’s length of service and level of compensation. The majority of these programs are commonly referred to as termination indemnities, which provide retirement benefits in accordance with programs mandated by the governments of the countries in which such employees work. The expense pertaining to these programs was $3.8 million, $4.3 million and $3.4 million for 2005, 2004 and 2003, respectively.
Funding generally occurs when employees cease active service. The most significant of these programs pertains to one of Fresh Del Monte’s subsidiaries in Central America for which a liability of $11.4 million and $11.1 million was recorded at December 30, 2005 and December 31, 2004, respectively. Expenses for this program for 2005, 2004 and 2003 amounted to $1.5 million, $2.0 million and $1.9 million, respectively, including service cost earned of $0.9 million, $1.2 million and $0.9 million, and interest cost of $0.6 million, $0.8 million and $0.9 million, respectively.
As of August 31, 1997, a subsidiary of Fresh Del Monte ceased accruing benefits under its salary continuation plan covering all Central American management personnel. At December 30, 2005 and December 31, 2004, Fresh Del Monte had $8.5 million and $8.6 million, respectively, accrued for this plan.
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

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES
_______
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
17. Stock Based Compensation (continued)
A summary of Fresh Del Monte’s stock option activity and related information is as follows:

		Weighted
		Average
	Number of	Exercise
	Shares	Price
Options outstanding at December 27, 2002	1,762,618	$10.29
Granted	500,000	$19.76
Exercised	(1,076,506)	$11.18
Canceled	(23,000)	$18.85

Options outstanding at December 26, 2003	1,163,112	$13.37
Granted	211,000	$24.29
Exercised	(407,556)	$10.74
Canceled	(76,000)	$20.14

Options outstanding at December 31, 2004	890,556	$16.55
Granted	1,573,500	$29.90
Exercised	(323,106)	$11.18
Canceled	(161,000)	$27.73

Options outstanding at December 30, 2005	1,979,950	$27.12

Exercisable at December 26, 2003	361,500	$13.70

Exercisable at December 31, 2004	289,950	$16.57

Exercisable at December 30, 2005	594,550	$24.39

		Remaining
Exercise		Contractual
Price	Outstanding	Life	Exercisable
$5.95	41,750	5.3 Years	41,750
$8.38	12,000	3.8 Years	12,000
$9.28	8,000	3.8 Years	8,000
$14.22	20,000	3.0 Years	20,000
$15.69	15,000	3.2 Years	15,000
$19.76	198,700	7.1 Years	58,700
$22.01	60,000	6.9 Years	48,000
$23.82	161,000	8.3 Years	64,400
$25.83	20,000	8.1 Years	8,000
$29.84	1,406,000	9.3 Years	281,200
$32.28	37,500	9.1 Years	37,500

	1,979,950		594,550

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES
_______
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
18. Commitments and Contingencies
Fresh Del Monte leases agricultural land and certain property, plant and equipment, including office facilities and vessels, under operating leases. The aggregate minimum rental payments under all operating leases with initial terms of one year or more at December 30, 2005 are as follows (U.S. dollars in millions):

2006	$22.4
2007	19.5
2008	16.4
2009	13.7
2010	10.8
Thereafter	32.7

$115.5

Total rent expense for all operating leases, including leases with initial terms of less than one year, amounted to $41.2 million, $42.3 million and $29.6 million for 2005, 2004 and 2003, respectively.
Fresh Del Monte also has agreements to purchase substantially all of the production of certain independent growers in Costa Rica, Guatemala, Ecuador, Cameroon, Colombia, Chile, Brazil, South Africa and the Philippines. Total purchases under these agreements amounted to $585.9 million, $571.4 million and $505.6 million for 2005, 2004 and 2003, respectively. Purchases under these agreements in 2006 are not expected to be significantly more than in 2005.
At year-end 2005, Fresh Del Monte employed a total of approximately 37,000 persons worldwide, substantially all of whom are year-round employees. Approximately 84% of these persons are employed in production locations, of which the majority, are unionized.
19. Litigation
DBCP Litigation
Beginning in December 1993, certain of Fresh Del Monte’s U.S. subsidiaries were named among the defendants in a number of actions in courts in Texas, Louisiana, Hawaii, California and the Philippines involving allegations by numerous foreign plaintiffs that they were injured as a result of exposure to a nematocide containing the chemical dibromochloropropane (“DBCP”) during the period from 1965 to 1990.
On February 16, 1999, two of Fresh Del Monte’s U.S. subsidiaries were served in the Philippines in an action entitled Davao Banana Plantation Workers’ Association of Tiburcia, Inc. v. Shell Oil Co., et al. The action was brought by the Banana Workers’ Association (the “Association”) on behalf of its 34,852 members for injuries they allege to have incurred as a result of DBCP exposure. Approximately 13,000 members of the Association claim employment on a farm that was under contract to one of Fresh Del Monte’s subsidiaries at the time of the alleged DBCP use. Fresh Del Monte’s subsidiaries filed motions to dismiss and for reconsideration on jurisdictional grounds, which were denied. Accordingly, Fresh Del Monte’s subsidiaries answered the complaint denying all of the plaintiff’s allegations. Fresh Del Monte’s subsidiaries believe

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES
_______
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
19. Litigation (continued)
substantial defenses exist to the claims asserted by the Association. On October 3, 2002, the Philippine Court of Appeals ruled that the method of service used by the Association to serve the defendants was improper and dismissed the Association’s complaint. As a result of this decision, the trial court suspended the proceedings indefinitely. In 2002, the Association filed a motion for reconsideration of the dismissal of its complaint, which remains pending.
In 1997, plaintiffs from Costa Rica and Guatemala named certain of Fresh Del Monte’s U.S. subsidiaries in a class action in Hawaii. The action was dismissed by a federal district court on grounds of forum non conveniens in favor of the courts of the plaintiffs’ home countries and the plaintiffs appealed this decision. As a result of the dismissal of the Hawaiian action, several Costa Rican and Guatemalan individuals filed the same type of actions in those countries. The Guatemalan action was dismissed for plaintiff’s failure to prosecute the action. On April 22, 2003, the plaintiffs’ appeal of the dismissal was affirmed by the Supreme Court of the United States, thereby remanding the action to the Hawaiian State Court. The plaintiffs have taken no further action.
On June 19, 1995, a group of several thousand plaintiffs in an action entitled Lucas Pastor Canales Martinez, et al. v. Dow Chemical Co. et al. sued one of Fresh Del Monte’s U.S. subsidiaries along with several other defendants in the District Court for the Parish of St. Charles, Louisiana, asserting injuries due to the alleged exposure to DBCP. The Fresh Del Monte subsidiary answered the complaint and asserted substantial defenses, eventually settling with all but 13 of the Canales Martinez plaintiffs in federal court. On October 25, 2001, defendants filed a motion to dismiss the action on grounds of forum non conveniens in favor of plaintiffs’ home countries. On July 16, 2002, the district court denied that motion and the defendants filed a motion requesting immediate review by the Court of Appeals, which was denied by the district court on August 21, 2002. On August 28, 2002, defendants filed a petition for a writ of mandamus before the Court of Appeals with respect to the district court’s denial of defendants’ motion to dismiss the action on grounds of forum non conveniens. As a result of the Supreme Court’s decision in the Hawaiian action, the district court remanded these actions to state court in Louisiana. The plaintiffs have taken no further action.
On November 15, 1999, one of Fresh Del Monte’s subsidiaries was served in two actions entitled, Godoy Rodriguez, et al. v. AMVAC Chemical Corp., et al. and Martinez Puerto, et al. v. AMVAC Chemical Corp., et al., in the 29th Judicial District Court for the Parish of St. Charles, Louisiana. These actions were removed to federal court, where they have been consolidated. As a result of the Supreme Court’s decision in the Hawaiian action, the district court remanded these actions to state court in Louisiana. At this time, it is not known how many of the 2,962 Godoy Rodriguez and Martinez Puerto plaintiffs are making claims against the Fresh Del Monte subsidiary.
On October 14, 2004, two of Fresh Del Monte’s subsidiaries were served with a complaint in an action styled Angel Abarca, et al. v. Dole Food Co., et al. filed in the Superior Court of the State of California for the County of Los Angeles on behalf of more than 2,600 Costa Rican banana workers who claim injury from exposure to DBCP. On October 8, 2004 (prior to service on Fresh Del Monte’s subsidiaries), a co-defendant removed the action to the United States District Court for the Central District of California. An initial review of the plaintiffs in the Abarca action denotes that a substantial number of the plaintiffs were claimants in prior DBCP actions in Texas and may have participated in the settlement of those actions. On December 9, 2004, plaintiffs’ counsel served notices of voluntary dismissal pursuant to Federal Rule 41(a)(1) to all defendants except for The Dow Chemical Co (“Dow”). The same day, the District Court granted plaintiffs’ motion to remand. Fresh Del Monte, its subsidiaries and the other

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES
_______
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
19. Litigation (continued)
defendants apart from Dow, jointly moved to quash service before the state court on the grounds that they have been dismissed from the action. The state court denied the motion on September 2, 2005, and the California Court of Appeals subsequently rejected defendants’ petition for a writ of mandate.
On April 25, 2005, two of Fresh Del Monte’s subsidiaries were served with a complaint styled Juan Jose Abrego, et.al. v. Dole Food Company, et al. filed in the Superior Court of the State of California for the County of Los Angeles on behalf of 955 Guatemalan residents who claim injury from exposure to DBCP. An initial review of the Plaintiffs in the Abrego action denotes that a substantial number of the plaintiffs released their claims with prejudice as part of the December 1998 settlement with Fresh Del Monte’s subsidiaries as well as in prior settlement with other defendants. On May 13, 2005, co-defendant Dow removed the action to the United States District Court for the Central District of California. Plaintiffs filed a motion to remand on June 15, 2005, which Dow opposed. On October 6, 2005, the District Court remanded the action to the state court of California. Dow has appealed the remand order to the U.S. Court of Appeals for the Ninth Circuit, which was granted and will be heard on March 7, 2006.
On April 25, 2005, two of Fresh Del Monte’s subsidiaries were served in a complaint styled Antonio Abrego, et al. v. Dole Food Company, et al. filed in the Superior Court of California for the County of Los Angeles on behalf of 612 Panamanian residents who claim injury from exposure to DBCP. On May 6, 2005, plaintiffs amended the complaint to add an additional 548 plaintiffs, for a total of 1,160. Fresh Del Monte and its subsidiaries have never owned, managed or otherwise been involved with any banana growing operations in Panama. On May 13, 2005, co-defendant Dow removed the action to the United States District Court for the Central District of California. On June 10, 2005, the Court directed Dow to show cause in writing as to why the amount in controversy requirement had been sufficiently met to invoke federal jurisdiction, which Dow subsequently filed on June 17, 2005. On October 11, 2005, the District Court remanded the action to the state court of California. As in Juan Jose Abrego, Dow has appealed the remand order to the U.S. Court of Appeals for the Ninth Circuit, which remains pending.
On April 25, 2005, two of Fresh Del Monte’s subsidiaries were served with a complaint styled Miguel Jose Acosta et al. v. Dole Food Company, et al. filed in the Superior Court of the State of California for the County of Los Angeles on behalf of 633 Honduran residents who claim exposure to DBCP. Fresh Del Monte and its subsidiaries have never owned, managed or otherwise been involved with any banana growing operations in Honduras. The complaint was subsequently amended to add an additional 469 plaintiffs (for a total of 1,102), and re-styled Prospero Aceituno Linares, et al. v. Dole Food Company, et al. On May 13, 2005, co-defendant Dow removed the action to the United States District Court for the Central District of California. The District Court sua sponte remanded the action on May 16, 2005, and subsequently rejected an amended notice of removal on May 27, 2005. On May 31, 2005, Dow filed a petition before the Court of Appeals for the Ninth Circuit seeking permission to appeal the District Court’s remand order. The petition was denied on September 19, 2005.
The state court in the Abarca action has found all four of the above California actions to be “related” and has transferred all four actions to the California state court department normally responsible for hearing complex litigations, where the assignment of a judge remains pending.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES
_______
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
19. Litigation (continued)
Former Shareholders Litigation
On December 30, 2002, Fresh Del Monte was served with a complaint filed on December 18, 2002 in the Circuit Court of the 11th Judicial Circuit in and for Miami-Dade County, Florida by seven Mexican individuals and corporations, who claim to have been former indirect shareholders of Fresh Del Monte’s predecessor, against Fresh Del Monte, and certain current and former directors, officers and shareholders of Fresh Del Monte and its predecessor (the “Florida Complaint”).
The Florida Complaint alleges that instead of proceeding with a prospective buyer who offered superior terms, the former chairman of Fresh Del Monte’s predecessor and majority shareholder, agreed to sell Fresh Del Monte’s predecessor to its current majority shareholder at a below market price as the result of commercial bribes allegedly paid by Fresh Del Monte’s current majority shareholder and chief executive officer to Fresh Del Monte’s predecessor’s former chairman. On February 20, 2003, Fresh Del Monte filed a motion to dismiss the Florida Complaint and the oral argument was heard on June 19, 2003. On July 22, 2003, the court granted in part and denied in part Fresh Del Monte’s motion to dismiss the Florida Complaint, dismissing two of the 11 counts. Mediation of the Florida Complaint occurred on September 9, 2005, but was unsuccessful. On February 9, 2006, the court set a trial date of May 15, 2006. Fresh Del Monte believes that the allegations of the remaining Florida complaint are entirely without merit.
Class Action Litigation
     a. Pineapple Class Actions
On April 16, 2004, four fruit wholesalers filed a consolidated complaint against two of Fresh Del Monte’s subsidiaries in the United States District Court for the Southern District of New York. The plaintiffs claim to have purchased Del Monte Gold® pineapples from Fresh Del Monte’s subsidiaries. This consolidated action is brought as a putative class action on behalf of all direct purchasers of Del Monte Gold® pineapples from March 1, 1996 through the present. The court directed the plaintiffs to file a new consolidated complaint, which was filed on August 2, 2004 and consists of the four fruit wholesalers and two individual consumers who had filed their complaints in the federal court for the Southern District of New York. In addition to these six actions, other class actions against Fresh Del Monte were transferred to the United States District Court for the Southern District of New York by the Judicial Panel on Multidistrict Litigation (“JPML”) and then remanded as described below. The new consolidated complaint alleges claims for: (1) monopolization and attempted monopolization; (2) restraint of trade; (3) unfair and deceptive trade practices; and (4) unjust enrichment. On May 27, 2005, Fresh Del Monte filed a motion to dismiss the indirect and direct purchasers’ claims for unjust enrichment which remains pending.
On March 5, 2004, an alleged individual consumer filed a putative class action complaint against Fresh Del Monte’s subsidiaries in the state court of Tennessee on behalf of consumers who purchased (other than for resale) Del Monte Gold® pineapples in Tennessee from March 1, 1996 to May 6, 2003. The complaint alleges violations of the Tennessee Trade Practices Act and the Tennessee Consumer Protection Act. On April 14, 2004, Fresh Del Monte’s subsidiaries removed this action to federal court. The plaintiffs filed a motion for remand to state court which was granted by the court on July 7, 2004. This action will now proceed in the state court of Tennessee. On February 18, 2005, Fresh Del Monte’s subsidiaries filed a motion to dismiss the complaint which remains pending.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES
_______
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
19. Litigation (continued)
Between March 17, 2004 and March 18, 2004, three alleged individual consumers filed putative class action complaints against Fresh Del Monte and its subsidiaries in the state court of California on behalf of residents of California who purchased (other than for re-sale) Del Monte Gold® pineapples between March 1, 1996 and May 6, 2003. The complaints allege violations of the Cartwright Act, common law monopolization, unfair competition in violation of the California Business and Professional Code, unjust enrichment and violations of the Consumer Legal Remedies Act. On April 19, 2004, Fresh Del Monte removed these actions to federal court. The plaintiffs filed a motion for remand to the state court of California which was granted by the court on July 8, 2004 in one of the actions and on July 12, 2004 in the other two actions. These actions will now proceed in the state court of California. In one of the three actions, Fresh Del Monte filed a motion to dismiss the plaintiff’s complaint which was granted in part and denied in part. On November 9, 2005, the three actions were consolidated under one amended complaint with a single claim for unfair competition in violation of the California Business and Professional Code. Fresh Del Monte has filed a motion to dismiss this one remaining claim, which was denied on January 6, 2006. On January 23, 2006, the court granted Fresh Del Monte’s petition for leave to file an interlocutory appeal of the denial.
On April 19, 2004, an alleged individual consumer filed a putative class action complaint against Fresh Del Monte’s subsidiaries in the state court of Florida on behalf of Florida residents who purchased (other than for re-sale) Del Monte Gold® pineapples between March 1, 1996 and May 6, 2003. The complaint alleges fraudulent concealment/tolling of statute of limitations, violations of the Florida Deceptive and Unfair Trade Practices Act and unjust enrichment. On May 11, 2004, Fresh Del Monte’s subsidiaries removed this action to federal court. The plaintiff filed a motion for remand to state court and Fresh Del Monte’s subsidiaries opposed that motion. The court granted plaintiff’s motion to remand. The case will now proceed in state court of Florida. On October 27, 2004, Fresh Del Monte filed a motion to dismiss the plaintiff’s complaint, which motion was granted on January 23, 2006 with leave for plaintiff to amend. Plaintiff filed an amended complaint on February 13, 2006.
On April 29, 2004, an alleged individual consumer filed a putative class action complaint against Fresh Del Monte’s subsidiaries in the state court of Arizona on behalf of residents of Arizona who purchased (other than for re-sale) Del Monte Gold® pineapples between November 1997 and January 2003. The complaint alleges monopolization and attempted monopolization in violation of the Arizona Consumer Fraud Act, and unjust enrichment in violation of common law. On May 24, 2004, Fresh Del Monte’s subsidiaries removed this action to federal court. The plaintiffs filed a motion for remand and Fresh Del Monte’s subsidiaries opposed that motion. Fresh Del Monte’s subsidiaries are not required to respond to the complaint until 20 days after the resolution of plaintiffs’ motion to remand. On October 25, 2004, this action was transferred to the United States District Court for the Southern District of New York by the JPML. The plaintiffs filed a motion for remand which was granted by the court on April 20, 2005. This action will now proceed in Arizona state court. On July 25, 2005, Fresh Del Monte filed a motion to dismiss which remains pending. On July 25, 2005, Fresh Del Monte filed a motion to dismiss the claim for violation of the Arizona Consumer Fraud Act which was granted by the state court on February 16, 2006 with leave for the plaintiffs’ to amend.
On July 2, 2004, an alleged individual consumer filed a putative class action which was served on August 24, 2004 against Fresh Del Monte’s subsidiaries in the state court of Nevada on behalf of residents of Nevada who purchased (other than for re-sale) Del Monte Gold® pineapples between November 1997 and January 2003. The complaint alleges restraint of trade in violation of Nevada statutes, common law monopolization and unjust enrichment. On September 13, 2004, Fresh Del Monte’s subsidiaries removed

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES
_______
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
19. Litigation (continued)
this action to federal court. On November 15, 2004, this action was transferred to the United States District Court for the Southern District of New York by the JPML. The plaintiffs filed a motion for remand which was granted by the court on April 20, 2005. This action will now proceed in Nevada state court.
     b. Banana Class Actions
Between July 25, 2005 and August 22, 2005, several plaintiffs served putative class action complaints against Fresh Del Monte, certain subsidiaries and several other corporations all in the United States District Court for the Southern District of Florida on behalf of all direct purchasers of bananas for the period from May 2003 to the present. The complaints allege that the defendants engaged in a continuing agreement, understanding and conspiracy to restrain trade by artificially raising, fixing and maintaining the prices of, and otherwise restricting the sale of, bananas in the United States in violation of Section 1 of the Sherman Act. A similar action was brought by a New York corporation for the period from July 2001 to the present.
Additionally, between October 21, 2005 and November 10, 1005, Arizona, California, Minnesota, New York, Tennessee and Kansas residents filed a putative class action complaint against Fresh Del Monte, one of its subsidiaries and several other corporations in the United States District Court for the Southern District of Florida on behalf of all indirect purchasers of bananas in their respective states for the period from May 2003 to the present. That complaint alleges violations of numerous state antitrust, competition, and unjust enrichment statutes. A similar action was brought by a California resident for the period from July 2001 to the present.
The cases on behalf of the direct purchasers have been consolidated in the U.S. District Court for the Southern District of Florida. The cases on behalf of the indirect purchasers have been transferred to the same judge in the U.S. District Court for the Southern District of Florida, but are not consolidated at present.
In the consolidated direct purchaser cases, the court has entered a case management order and a scheduling order under which trial in this matter has been set for the two week trial period commencing October 1, 2007 and discovery on the merits of the action is scheduled to take place before discovery on class certification. On November 16, 2005, the direct purchaser plaintiffs filed an amended, consolidated complaint. On December 22, 2005, Fresh Del Monte filed a motion to dismiss the complaint, which motion remains pending. The plaintiffs have served discovery requests on Fresh Del Monte.
An amended complaint is due from the indirect purchaser plaintiffs by March 3, 2006. No discovery or motion proceedings have commenced in the indirect purchaser action.
Germany’s European Union Antitrust Investigation
On June 2, 2005, one of Fresh Del Monte’s German subsidiaries was visited by Germany’s European Union (“EU”) antitrust authority which is investigating Fresh Del Monte’s subsidiary for possible violations of the EU’s competition laws. On February 17, 2006, Fresh Del Monte received a request for additional information from Germany’s EU antitrust authority and is in the process of gathering and providing the requested information. Fresh Del Monte and its subsidiary are fully cooperating and will continue to fully cooperate with the investigation.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES
_______
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
19. Litigation (continued)
Fresh Del Monte and its subsidiaries intend to vigorously defend themselves in all of the above matters. At this time, management is not able to evaluate the likelihood of a favorable or unfavorable outcome in any of the above-described matters. Accordingly, management is not able to estimate the range or amount of loss, if any, from any of the above-described matters and no accruals or expenses have been recorded as of December 31, 2005, except as related to the Kunia Well Site discussed below.
Kunia Well Site
In 1980, elevated levels of certain chemicals were detected in the soil and ground-water at a plantation leased by one of Fresh Del Monte’s U.S. subsidiaries in Honolulu, Hawaii (“Kunia Well Site”). Shortly thereafter, Fresh Del Monte’s subsidiary discontinued the use of the Kunia Well Site and provided an alternate water source to area well users and the subsidiary commenced its own voluntary cleanup operation. In 1993, the Environmental Protection Agency (“EPA”) identified the Kunia Well Site for potential listing on the National Priorities List (“NPL”) under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended. On December 16, 1994, the EPA issued a final rule adding the Kunia Well Site to the NPL. On September 28, 1995, Fresh Del Monte’s subsidiary entered into an order (the “Order”) with the EPA to conduct the remedial investigation and the feasibility study of the Kunia Well Site. Under the terms of the Order, Fresh Del Monte’s subsidiary submitted a remedial investigation report in November 1998 and a final draft feasibility study in December 1999 (which was updated from time to time) for review by the EPA. The EPA approved the remedial investigation report in February 1999 and the feasibility study on April 22, 2003.
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
On September 25, 2003, the EPA issued the Record of Decision (“ROD”). The EPA estimates in the ROD that the remediation costs associated with the clean up of the Kunia Well Site will range from $12.9 million to $25.4 million and will last approximately 10 years. As of December 30, 2005, $22.8 million is included in other long-term liabilities for the Kunia Well Site clean-up. Fresh Del Monte expects to expend approximately $2.0 million in cash per year for the next five years. Certain portions of the EPA’s estimates have been discounted using a 5% interest rate. The undiscounted estimates are between $14.8 million and $28.7 million. The undiscounted estimate on which Fresh Del Monte’s accrual is based totals $25.1 million. On January 13, 2004, the EPA deleted a portion of the Kunia Well Site (Northeast section) from the NPL. On May 2, 2005, Fresh Del Monte’s subsidiary signed a Consent Decree with the EPA for the performance of the clean up work for the Kunia Well Site. On September 27, 2005, the U.S. District Court for Hawaii approved and entered the consent decree. Based on findings from remedial investigations at the Kunia Well Site, Fresh Del Monte’s subsidiary continues to evaluate with the EPA the clean up work currently in progress in accordance with the Consent Decree.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES
_______
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
19. Litigation (continued)
Other
In addition to the foregoing, Fresh Del Monte and its subsidiaries are involved from time to time in various claims and legal actions incident to Fresh Del Monte and its subsidiaries’ operations, both as plaintiff and defendant. In the opinion of management, after consulting with legal counsel, none of these other claims are currently expected to have a material adverse effect on the results of operations, financial position or cash flows of Fresh Del Monte and its subsidiaries.
20. Financial Instruments and Concentration of Credit Risk
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
Fresh Del Monte also formally assesses, both at the inception and at least quarterly thereafter, whether the financial instruments that are used in hedging transactions are effective at offsetting changes in the cash flows or fair value of the related underlying exposures. Any ineffective portion of a financial instrument’s change in fair value is immediately recognized in earnings. Hedge ineffectiveness was not material for 2005, 2004 and 2003.
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
Foreign Currency Management
To protect against changes in the value of forecasted foreign currency cash flows resulting from a portion of net sales or cost of sales, certain subsidiaries of Fresh Del Monte periodically enter into foreign currency cash flow hedges (principally Euro, British pound and Japanese yen). These subsidiaries hedge portions of

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES
_______
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
20. Financial Instruments and Concentration of Credit Risk (continued)
forecasted sales denominated in foreign currencies with forward contracts and options, which generally expire within one year. The forward contracts are designated as single- and/or dual-purpose cash flow hedges with gains and losses in the forward contract recognized in other comprehensive income or loss until the foreign currency denominated sales or cost of sales are recognized in earnings. Subsequent to the recognition of sales or cost of sales, changes in the value of the foreign currency accounts receivable or payable and related forward contract are recognized in “other income.” Any ineffective portion of a financial instrument’s change in fair value is immediately recognized in earnings. Fresh Del Monte accounts for the fair value of the related forward contracts as either an asset in other current assets or a liability in accrued expenses. Hedge ineffectiveness did not have a material impact on earnings for 2005, 2004 and 2003. As of December 30, 2005, and December 31, 2004, Fresh Del Monte had several foreign currency cash flow hedges outstanding. The fair value of these hedges as of December 30, 2005, is a net asset of $37.2 million, all of which is expected to be transferred to earnings in 2006 along with the earnings effect of the related forecasted transaction. The fair value of these hedges as of December 31, 2004 was a net liability of $30.2 million, substantially all of which was transferred to earnings during 2005.
Fair Value of Financial Instruments
Fresh Del Monte, in estimating its fair value disclosures for financial instruments, uses the following methods and assumptions:
Cash and cash equivalents, accounts receivable, advances to growers, and accounts payable: The carrying value reported in the balance sheets for these items approximate their fair value due to their classification as current assets and liabilities.
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
The carrying amounts and fair values of Fresh Del Monte’s financial instruments are as follows (U.S. dollars in millions):

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES
_______
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
20. Financial Instruments and Concentration of Credit Risk (continued)

	December 30, 2005		December 31, 2004
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Cash and cash equivalents	$24.5	$24.5	$42.1	$42.1
Trade accounts receivable	288.9	288.9	276.0	276.0
Advances to growers and other receivables	59.1	59.1	54.7	54.7
Forward contracts, net asset	37.2	37.2	—	—
Trade and other accounts payable	(153.4)	(153.4)	(193.2)	(193.2)
Long-term debt	(338.6)	(338.6)	(339.3)	(339.3)
Capital lease obligations	(22.2)	(22.2)	(24.2)	(24.2)
Forward contracts, net liability	—	—	(30.2)	(30.2)
21. Related Party Transactions
During 2005 and 2004, Fresh Del Monte incurred expenses of $1.5 million and $1.0 million, respectively, for air transportation services for chartering of an aircraft that is indirectly owned by Fresh Del Monte’s chief executive officer. The rates charged for these transportation services were comparable with the market rates charged to other unrelated companies for the use of a similar aircraft.
Sales to companies with common ownership as Fresh Del Monte were $37.9 million, $33.5 million and $28.7 million in 2005, 2004, and 2003, respectively. At December 30, 2005 and December 31, 2004 there were $8.1 million and $3.9 million, respectively, of receivables from related parties, which are included in trade accounts receivable.
Fresh Del Monte purchases goods and services from unconsolidated subsidiaries in the ordinary course of business. These transactions were conducted at arms-length. See note 6, “Investments in Unconsolidated Companies”.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES
_______
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
22. Unaudited Quarterly Financial Information
The following summarizes certain quarterly operating data (U.S. dollars in millions, except per share data):

	Quarter ended
	April 1	July 1,	September 30,	December 30,
	2005	2005	2005	2005
Net sales	$838.5	$922.8	$740.5	$757.9
Gross profit	117.0	103.5	50.5	40.5
Net income (loss)	57.9	46.5	5.7	(3.5)
Net income (loss) per share – basic (a)	$1.00	$0.80	$0.10	$(0.06)
Net income (loss) per share – diluted (a)	$1.00	$0.80	$0.10	$(0.06)

	March 26,	June 25,	September 24,	December 31,
	2004	2004	2004	2004
Net sales	$713.8	$763.6	$610.4	$818.2
Gross profit	77.2	89.1	30.8	67.6
Net income	47.0	59.4	13.7	19.1
Net income per share – basic (a)	$0.82	$1.03	$0.24	$0.33
Net income per share – diluted (a)	$0.81	$1.03	$0.24	$0.33

(a)	Basic and diluted earnings per share for each of the quarters presented above is based on the respective weighted average number of shares for the quarters. The sum of the quarters may not necessarily be equal to the full year basic and diluted earnings per share amounts due to the effects of rounding. Because the calculation of diluted earnings per share is anti-dilutive in the fourth quarter of 2005, basic and diluted net loss per share are equal.
23. Business Segment Data
Fresh Del Monte is principally engaged in one major line of business, the production, distribution and marketing of bananas, other fresh produce and prepared food. Fresh Del Monte’s products are sold in markets throughout the world, with its major producing operations located in North, Central and South America, Asia and Africa.
Fresh Del Monte’s operations are aggregated on the basis of its products; bananas, other fresh produce, other products and services and prepared food. Other fresh produce includes pineapples, melons, tomatoes, potatoes, onions, strawberries, non-tropical fruit (including grapes, citrus, apples, pears, peaches, plums, nectarines, apricots and kiwis), fresh-cut produce and other fruit and vegetables. Other products and services includes a third-party ocean freight business, a plastic product and box manufacturing business, a poultry business and a grain business.
Fresh Del Monte evaluates performance based on several factors, of which gross profit by product and net sales by geographic region are the primary financial measures (U.S. dollars in millions):

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES
_______
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
23. Business Segment Data (continued)

	Year Ended
	December 30, 2005		December 31, 2004		December 26, 2003
		Gross		Gross		Gross
	Net Sales	Profit	Net Sales	Profit	Net Sales	Profit
Bananas	$1,079.0	$37.5	$1,030.8	$23.0	$969.6	$69.2
Other fresh produce	1,693.9	216.6	1,638.7	216.1	1,398.1	249.5
Prepared food	316.5	46.7	88.8	16.3	—	—
Other products and services	170.3	10.7	147.7	9.3	119.1	9.5

Totals	$3,259.7	$311.5	$2,906.0	$264.7	$2,486.8	$328.2

	Year ended
	December 30,	December 31,	December 26,
	2005	2004	2003
Net sales by geographic region:
North America	$1,566.6	$1,497.4	$1,339.0
Europe	1,219.7	940.5	714.8
Asia	376.6	385.8	373.3
Other	96.8	82.3	59.7

Total net sales	$3,259.7	$2,906.0	$2,486.8

	December30,	December 31,
	2005	2004
Property, plant and equipment:
North America	$105.7	$113.7
Europe	174.1	182.6
Africa	53.4	59.4
Asia	16.1	11.0
Central and South America	386.6	366.5
Maritime equipment (including containers)	123.3	142.3
Corporate	33.8	39.2

Total property, plant and equipment	$893.0	$914.7

	December 30,	December 31,
	2005	2004
Identifiable assets:
North America	$402.9	$409.6
Europe	709.9	676.7
Africa	118.2	129.1
Asia	87.2	73.4
Central and South America	576.2	507.4
Maritime equipment (including containers)	123.3	142.3
Corporate	107.1	138.0

Total identifiable assets	$2,124.8	$2,076.5

Fresh Del Monte’s earnings are heavily dependent on operations located worldwide. These operations are a significant factor in the economies of some of the countries in which Fresh Del Monte operates and are subject to the risks that are inherent in operating in such countries, including government regulations,

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES
_______
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
23. Business Segment Data (continued)
currency and ownership restrictions and risk of expropriation.
During 2005, Fresh Del Monte had two principal sales agreements for the distribution of its fresh produce, which principally cover sales in the European and Japanese markets. Sales made through these agreements approximated 11%, 12% and 9% of total net sales for 2005, 2004 and 2003, respectively.
One customer, Wal-Mart, Inc., accounted for approximately 11% and 14% of net sales in 2005 and 2004, respectively. These sales are reported in the banana and other fresh produce segments. No other customer accounted for 10% or more of our net sales. In 2005, the top ten customers accounted for approximately 32% of our net sales as compared with 35% of our net sales during 2004.
Identifiable assets by geographic area represent those assets used in the operations of each geographic area. Corporate assets consist of goodwill, building, leasehold improvements and furniture and fixtures.
24. Subsequent Events
Restructuring
On February 1, 2006, Fresh Del Monte announced its decision to cease pineapple planting operations at its Kunia, Hawaii location effective February 19, 2006. This decision is a result of increased planting of pineapple at lower costs in other parts of the world and Fresh Del Monte’s belief that it will not be economically feasible to continue to produce pineapple in Hawaii. Fresh Del Monte expects to continue to operate the Kunia, Hawaii location through mid-2008, the end of its current three-year growing cycle. As a result of this decision, Fresh Del Monte expects to record a restructuring charge during the first quarter of 2006, the amount of which is currently being finalized.
Stock Repurchase Program
On March 3, 2006, Fresh Del Monte’s Board of Directors authorized an initial stock repurchase program of up to $300 million of the common stock of Fresh Del Monte. The timing and actual number of shares that will be repurchased in the open market will depend on a number of factors including the prevailing share price, market conditions and alternative investment opportunities. The share repurchases are expected to be funded primarily through operating cash flows and borrowings under Fresh Del Monte’s credit facility. Fresh Del Monte expects to complete this repurchase program within the next three years. On February 14, 2006, Fresh Del Monte amended its credit agreement to increase the allowable repurchase of its stock in an aggregate amount not to exceed $300 million.

Report of Independent Registered Public Accounting Firm
Board of Directors and Shareholders
Fresh Del Monte Produce Inc.
We have audited the consolidated financial statements of Fresh Del Monte Produce Inc. and subsidiaries as of December 30, 2005 and December 31, 2004, and for each of the years ended December 30, 2005, December 31, 2004 and December 26, 2003 and have issued our report thereon dated February 27, 2006, except for the second paragraph of Note 24, as to which the date is March 3, 2006 (included elsewhere in this Form 20-F). Our audits also included the financial statement schedule listed in Item 18 of this Form 20-F. This schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audits.
In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.
/s/ Ernst & Young LLP
Certified Public Accountants
Miami, Florida
February 27, 2006

S-1

Schedule II — Valuation and Qualifying Accounts
Fresh Del Monte Produce Inc. and Subsidiaries
(U.S. Dollars in millions)

Col. A	Col. B	Col. C		Col. D	Col. E
		Additions
	Balance at	Charged to	Charged to		Balance at
	Beginning	Costs and	Other		End of
Description	of Period	Expenses	Accounts	Deductions	Period
Year ended December 30, 2005:

Deducted from asset accounts:
Valuation accounts:
Trade accounts receivable	$20.2	$1.7	$(0.5)	$(1.3)	$20.1
Advances to growers and other receivables	20.7	2.8	(1.4)	(1.7)	20.4
Deferred tax asset valuation allowance	125.7	96.9	(15.3)	(9.4)	197.9

Accrued liabilities:
Provision for Kunia Well Site	24.1	0.6	—	(1.9)	22.8

Total	$155.7	$99.3	$(17.2)	$(4.9)	$232.9

Year ended December 31, 2004:

Deducted from asset accounts:
Valuation accounts:
Trade accounts receivable	$17.1	$0.9	$2.0	$0.2	$20.2
Advances to growers and other receivables	13.3	7.2	0.6	(0.4)	20.7
Deferred tax asset valuation allowance	31.2	42.3	42.8 *	9.4	125.7

Accrued liabilities:
Provision for Kunia Well Site	26.1	—	—	(2.0)	24.1

Total	$87.7	$26.2	$44.0	$(2.2)	$155.7

Year ended December 26, 2003:

Deducted from asset accounts:
Valuation accounts:
Trade accounts receivable	$17.8	$(0.4)	$—	$(0.3)	$17.1
Advances to growers and other receivables	16.7	0.2	(1.3)	(2.3)	13.3
Deferred tax asset valuation allowance	36.6	1.3	(6.7)	—	31.2

Accrued liabilities:
Provision for Kunia Well Site	26.1	—	—	—	26.1

Total	$97.2	$1.1	$(8.0)	$(2.6)	$87.7

*	- Includes the effect of acquiring Del Monte Foods on October 1, 2004.

S-2