Form 20-F
period 2006-12-29
FRESH DEL MONTE PRODUCE INC
filed 2007-03-15
CIK 1047340

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 29, 2006

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

57,697,834 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐  Yes    ☒  No

If this is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 of 15(d) of the Securities and Exchange Act of 1934.

☐  Yes    ☒  No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒  Yes    ☐  No

Indicate by check mark if the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer  ☐    Accelerated filer  ☒    Non-accelerated filer  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

☐  Item 17    ☒  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐  Yes    ☒  No

PART I

In this Annual Report (the “Report”), references to “$” and “dollars” are to United States dollars. Reference in this Report to Fresh Del Monte, “we”, “our” and “us” refers to Fresh Del Monte Produce Inc. and its subsidiaries, unless the context indicates otherwise. Percentages and certain amounts contained herein have been rounded for ease of presentation. Any discrepancies in any table between totals and the sums of amounts listed are due to rounding. As used herein, references to years ended 2004 through 2006 are to fiscal years ended December 31, 2004, December 30, 2005, and December 29, 2006, respectively.

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

The following selected consolidated financial information for the years ended December 27, 2002, December 26, 2003, December 31, 2004, December 30, 2005, and December 29, 2006 is derived from our respective audited consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America (the “United States” or “U.S.”).

This data should be read in conjunction with the consolidated financial statements, related notes and other financial information included elsewhere in this Report.

	Years ended
	December 29, 2006	December 30, 2005	December 31, 2004	December 26, 2003	December 27, 2002
	(U.S. Dollars in millions, except share and per share data)
Statement of Operations Data:
Net sales	$3,214.3	$3,259.7	$2,906.0	$2,486.8	$2,090.5
Cost of products sold	3,027.8	2,948.2	2,641.3	2,158.6	1,753.8

Gross profit	186.5	311.5	264.7	328.2	336.7
Selling, general and administrative expenses	201.6	190.9	131.0	107.8	102.7
Provision for Kunia Well Site	—	—	—	—	7.0
Asset impairment and other charges	105.3	3.1	5.4	—	12.6

Operating (loss) income	(120.4)	117.5	128.3	220.4	214.4
Interest expense, net	25.6	16.1	8.2	6.5	15.0
Other income (expense), net	0.4	(3.1)	6.9	28.4	20.5

(Loss) income before income taxes and cumulative effect of change in accounting principle	(145.6)	98.3	127.0	242.3	219.9
(Benefit from) provision for income taxes	(0.5)	(8.3)	(12.2)	15.9	18.6

(Loss) income before cumulative effect of change in accounting principle	(145.1)	106.6	139.2	226.4	201.3
Cumulative effect of change in accounting principle	—	—	—	—	(6.1)

Net (loss) income	$(145.1)	$106.6	$139.2	$226.4	$195.2

Basic per share amount:
(Loss) income before income taxes and cumulative effect of change in accounting principle	$(2.51)	$1.84	$2.42	$4.00	$3.63
Cumulative effect of change in accounting principle	—	—	—	—	(0.11)

Net (loss) income per ordinary share - Basic	$(2.51)	$1.84	$2.42	$4.00	$3.52

Diluted per share amount:
(Loss) income before income taxes and cumulative effect of change in accounting principle	$(2.51)	$1.84	$2.41	$3.95	$3.56
Cumulative effect of change in accounting principle	—	—	—	—	(0.11)

Net (loss) income per ordinary share - Diluted	$(2.51)	$1.84	$2.41	$3.95	$3.45

Dividends declared per ordinary share	$0.50	$0.80	$0.80	$0.45	$0.20

Weighted average number of ordinary shares:
Basic	57,819,416	57,926,466	57,487,131	56,539,691	55,445,106
Diluted	57,819,416	58,077,282	57,803,158	57,346,377	56,538,659

Balance Sheet Data (at period end):
Cash and cash equivalents	$39.8	$24.5	$42.1	$51.0	$9.5
Working capital	425.2	416.2	299.9	143.1	103.4
Total assets	2,082.2	2,124.8	2,076.5	1,491.2	1,262.8
Total debt	469.9	360.8	363.5	43.5	87.3
Shareholders' equity	1,011.7	1,152.9	1,069.2	942.2	759.5

Risk Factors

We could realize losses and suffer liquidity problems due to declines in sales prices for bananas, pineapples and other fresh produce.

Our profitability depends largely upon our profit margins and sales volumes of bananas, pineapples and other fresh produce. In 2004, 2005 and 2006, banana sales accounted for the most significant portion of our total net sales, and pineapple sales accounted for the most significant portion of our total gross profit.

Supplies of bananas can be increased relatively quickly due to the banana’s relatively short growing cycle and the limited capital investment required for banana growing. As a result of imbalances in supply and demand and import regulations, banana prices fluctuate, consequently, our operating results could be adversely affected.

Sales prices for bananas, pineapples and other fresh produce are difficult to predict. It is possible that sales prices for bananas and pineapples will decline in the future, and sales prices for other fresh produce may also decline. In recent years, there has been increasing consolidation among food retailers, wholesalers and distributors. We believe the increasing consolidation among food retailers may contribute to further downward pressure on our sales prices. In the event of a decline in sales prices or sales volumes, we could realize significant losses, experience liquidity problems and suffer a weakening in our financial condition. A significant portion of our costs is fixed, so that fluctuations in the sales prices have an immediate impact on our profitability. Our profitability is also affected by our production costs which may increase due to factors beyond our control.

Due to fluctuations in the supply of and demand for fresh produce, our results of operations are seasonal, and we realize a greater portion of our net sales and gross profit during the first two quarters of each year.

In part as a result of seasonal sales price fluctuations, we have historically realized a substantial majority of our gross profit during the first two quarters of each year. The sales price of any fresh produce item fluctuates throughout the year due to the supply of and demand for that particular item, as well as the pricing and availability of other fresh produce items, many of which are seasonal in nature. For example, the production of bananas is continuous throughout the year and production is usually higher in the second half of the year, but the demand for bananas during that period varies because of the availability of seasonal and alternative fruit. As a result, demand for bananas is seasonal and generally results in higher sales prices during the first six months of each calendar year. In the melon market, the entry of many growers selling unbranded or regionally branded melons during the peak North American and European melon growing season results in greater supply, and therefore, lower sales prices from June to October. In North American and European regions, we realize most of our sales and gross profit for melons, grapes and non-tropical fruit from October to May. In the prepared food business, we historically realize the largest portion of our net sales and gross profit in the third and fourth quarters of the year.

Crop disease or severe weather conditions could result in substantial losses and weaken our financial condition.

Crop disease or severe weather conditions from time to time, including floods, droughts, windstorms and hurricanes, may adversely affect our supply of one or more fresh produce items, reduce our sales volumes and increase our unit production costs. This is particularly true in the case of our premium pineapple product, the “Del Monte Gold ® Extra Sweet” pineapple, because a substantial portion of our production is grown in one region in Costa Rica. Since a significant portion of our costs are fixed and contracted in advance of each operating year, volume declines due to production interruptions or other factors could result in increases in unit production costs, which could result in substantial losses and weaken our financial condition. We have experienced crop disease, insect infestation or severe weather conditions from time to time, including hurricanes, droughts and floods in our sourcing locations. When crop disease, insect infestations or severe weather conditions destroy crops planted on our farms or our suppliers’ farms, we may lose our investment in those crops or our purchase fruit cost may increase.

The fresh produce and prepared food markets in which we operate are highly competitive.

The fresh produce and prepared food business is highly competitive, and the effect of competition is intensified because most of our products are perishable. In banana and pineapple markets, we compete principally with a limited number of multinational and large regional producers. In the case of our other fresh fruit and vegetable products, we compete with numerous small producers, as well as regional competitors. Our sales are also affected by the availability of seasonal and alternative fresh produce. The extent of competition varies by product. To compete successfully, we must be able to strategically source fresh produce and prepared food of uniformly high quality and sell and distribute it on a timely and regular basis. In addition, our profitability has depended primarily on our gross profit on the sale of our Del Monte Gold® Extra Sweet pineapples. During 2006, we have experienced increased competition in the production and sale of Del Monte Gold® Extra Sweet pineapples, which has affected our results. Also adversely affecting our financial results in 2006 has been increased competitive pressure in the U.K. market in the canned fruit and shelf-stable juice product lines as well as in the European Union (“EU”) banana market as a direct result of the new tariff-only system. We expect these competitive pressures to continue in 2007.

We are subject to material currency exchange risks because our operations involve transactions denominated in various currencies.

We conduct operations in many areas of the world involving transactions denominated in a variety of currencies, and our results of operations, as expressed in dollars, may be significantly affected by fluctuations in rates of exchange between currencies. Although a substantial portion of our sales revenues (47% in 2006) are denominated in non-dollar currencies, we incur a significant portion of our costs in dollars. Although we periodically enter into currency forward contracts and options as a hedge against currency exposures, we may not enter into these contracts during any particular period or these contracts may not adequately offset currency fluctuations. We generally are unable to adjust our non-dollar local currency sales prices to compensate for fluctuations in the exchange rate of the dollar against the relevant local currency. In addition, there is normally a time lag between our incurrence of costs and collection of the related sales proceeds. Accordingly, if the dollar appreciates relative to the currencies in which we receive sales proceeds, our operating results may be negatively affected.

Our strategy of diversifying our product line and increasing the value-added services that we provide to our customers may not be successful.

We are diversifying our product line through acquisitions and internal growth. In addition, we have expanded our service offerings to include a higher proportion of value-added services, such as the preparation of fresh-cut produce, ripening, customized sorting and packing, direct-to-store delivery and in-store merchandising and promotional support. This represents a significant departure from our traditional business of delivering our products to our customers at the port. In recent periods, we have made significant investments in distribution centers, fresh-cut and prepared food facilities through capital expenditures and acquisitions. We may not be successful in anticipating the demand for these products and services, in establishing the requisite infrastructure to meet customer demands or the provision of these value-added services. During 2006, we have incurred significant asset impairment and other charges as a result of our continuing efforts to align our diversified product lines to market demand. If we are not successful in these diversification efforts, our business, financial condition or results of operations could be further materially and adversely affected.

Increased prices for fuel, packaging materials or short-term refrigerated vessel charter rates could increase our costs significantly.

Our costs are determined in large part by the prices of fuel and packaging materials, including containerboard, plastic, resin and tin plate. We may be adversely affected if sufficient quantities of these materials are not available to us. Any significant increase in the cost of these items could also materially and adversely affect our operating results. Other than the cost of our products (including packaging), sea and inland transportation costs represent the largest component of cost of products sold. Our average cost of fuel increased by 5% and containerboard increased by 13% in 2004 as compared with 2003. During 2005, the cost of fuel increased an additional 41% and containerboard increased slightly, as compared with 2004 and during 2006, the cost of fuel further increased by 21% and containerboard increased by 17% as compared with 2005. These increases in the cost of fuel and containerboard have negatively impacted our results of operations. In addition, we are subject to the volatility of the short-term charter vessel market because approximately 28% of our refrigerated vessels are chartered rather than owned. These charters are primarily short-term, typically for periods of one to three years. Charter rates have generally increased during 2005 and 2006 as compared with the relevant prior year. As a result, a significant increase in short-term charter rates would materially and adversely affect our results.

We are subject to the risk of product contamination and product liability claims.

The sales of our products involve the risk of injury to consumers. Such injuries may result from tampering by unauthorized personnel, product contamination or spoilage, including the presence of foreign objects, substances, chemicals, or residues introduced during the growing, packing, storage, handling or transportation phases. While we are subject to governmental inspection and regulations and believe our facilities comply in all material respects with all applicable laws and regulations including internal product safety policies, we cannot be sure that consumption of our products will not cause a health-related illness in the future or that we will not be subject to claims or lawsuits relating to such matters. Even if a product liability claim is unsuccessful, the negative publicity surrounding any assertion that our products caused illness or injury could adversely affect our reputation with existing and potential customers and our brand image. In addition, claims or liabilities of this sort might not be covered by our insurance or by any rights of indemnity or contribution that we may have against others. We maintain product liability insurance in an amount that we believe is adequate. However, we cannot be sure that we will not incur claims or liabilities for which we are not insured or that exceed the amount of our insurance coverage resulting in significant cash outlays which would materially and adversely affect our results. During 2006, we incurred $16.6 million in charges to costs of product sold related to a product recall and withdrawal program as a result of low level contamination of our Kenya canned pineapple products.

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

The United States Environmental Protection Agency (the “EPA”) has placed a certain site at our former plantation in Oahu, Hawaii on the National Priorities List under the Comprehensive Environmental Response, Compensation and Liability Act of 1980. Under an order entered into with the EPA, we completed a remedial investigation and engaged in a feasibility study to determine the extent of the environmental contamination. The remedial investigation report was finalized on January 21, 1999 and approved by the EPA in February 1999. A final draft feasibility study was submitted for EPA review in December 1999 and updated in December

2001 and October 2002, and approved by the EPA on April 22, 2003. On September 25, 2003, the EPA issued the Record of Decision (“ROD”). The EPA estimates in the ROD that the remediation costs associated with the clean up of our plantation will range from $12.9 million to $25.4 million. Certain portions of the EPA’s estimates have been discounted using a 5% interest rate. The undiscounted estimates are between $14.8 million to $28.7 million. As of December 29, 2006, there is $21.5 million included in other noncurrent liabilities and $0.8 included in accounts payable and accrued expenses in our consolidated balance sheet for the Kunia well site clean-up. We expect to expend approximately $0.8 million in cash per year for the next five years. See “Legal Proceedings - Kunia Well Site.”

In addition, we are involved in several actions in the U.S. and non-U.S. courts involving allegations by numerous Central American and Philippine plaintiffs that they were injured from 1965 to 1990 by exposure to a nematocide containing the chemical Dibromochloropropane (“DBCP”). See “Legal Proceedings.”

Environmental and other regulation of our business could adversely impact us by increasing our production cost or restricting our ability to import certain products into the United States.

Our business depends on the use of fertilizers, pesticides and other agricultural products. The use and disposal of these products in some jurisdictions are subject to regulation by various agencies. A decision by a regulatory agency to significantly restrict the use of such products that have traditionally been used in the cultivation of one of our principal products could have an adverse impact on us. For example, most uses of methyl bromide, a pesticide used for fumigation of imported produce (principally melons) for which there is currently no known substitute, were phased out in the United States in 2006, however, various exemptions will allow its use offshore until 2010. Also, under the Federal Insecticide, Fungicide and Rodenticide Act, the Federal Food, Drug and Cosmetic Act and the Food Quality Protection Act of 1996, the EPA is undertaking a series of regulatory actions relating to the evaluation and use of pesticides in the food industry. These actions and future actions regarding the availability and use of pesticides could have an adverse effect on us. In addition, if a regulatory agency were to determine that we are not in compliance with a regulation in that agency’s jurisdiction, this could result in substantial penalties and could also result in a ban on the sale of part or all of our products in that jurisdiction.

We are exposed to political, economic and other risks from operating a multinational business.

Our business is multinational and subject to the political, economic and other risks that are inherent in operating in numerous countries. These risks include those of adverse government regulation, including the imposition of import and export duties and quotas, currency restrictions, expropriation and potentially burdensome taxation. For example, banana import regulations have in prior years restricted our access to the EU banana market and increased the cost of doing business in the EU. This banana import license system expired on December 31, 2005. From January 1, 2006, the quotas controlling import volumes of Latin American bananas imported into the EU have been eliminated and replaced with a tariff of 176 euros per ton. The effect of this new tariff-only system on the European banana market has resulted in increased supply to this market which in turn had the effect of reducing our per unit net sales prices by 5% and has adversely affected our financial results in 2006. The potential risks of operating a multinational business may be greater in countries where our activities are a significant factor in the country’s economy, which is particularly true of our banana, pineapple and melon operations in Costa Rica and our banana and melon operations in Guatemala and our prepared pineapple operation in Kenya.

We have a disagreement with the Government of Cameroon with respect to its intended privatization of certain banana plantations with which we have contracts to purchase their banana production. We disagree over the date of the termination of our contract with our Cameroon partner, which is a government controlled entity. The Government of Cameroon commenced procedures for the privatization of these banana plantations through an auction process, but the process resulted in no bidders. The Government of Cameroon has declared again its intention to start a new privatization process in the future. Since bananas produced in Cameroon benefit from certain banana import preferences and tax exemptions in the EU, privatization may have a negative effect on our results of operations.

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

We depend on the DEL MONTE® brand in marketing our products. We share the DEL MONTE® brand with unaffiliated companies that manufacture, distribute and sell canned or processed fruit and vegetables, dried fruit, snacks and other products. Acts or omissions by these companies, including an instance of food-borne contamination or disease, may adversely affect the value of the DEL MONTE® brand. Our reputation and the value of the DEL MONTE® brand may be adversely affected by negative consumer perception of this brand.

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

Our growth strategy is based in part on growth through acquisitions or expansion, which poses a number of risks. We may not be successful in identifying appropriate acquisition candidates, consummating acquisitions on satisfactory terms or integrating any newly acquired or expanded business with our current operations. We may issue ordinary shares, incur long-term or short-term indebtedness, spend cash or use a combination of these for all or part of the consideration paid in future acquisitions or to expand our operations. In particular, we have had difficulty operating and managing the Del Monte Foods Europe business we acquired on October 1, 2004 on a profitable basis. The execution of our acquisition and expansion strategy may entail repositioning or similar actions that in turn requires us to record impairment charges. Any such charges would reduce our earnings. During 2006, we incurred approximately $84.0 million in asset impairment charges, principally related to Del Monte Foods Europe and other previously acquired businesses.

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

IAT Group Inc. and its current shareholders, members of the Abu-Ghazaleh family, are our principal shareholders and currently, directly and indirectly, beneficially own approximately 52.1% of our outstanding ordinary shares. Our chairman and chief executive officer, and two other directors, are members of the Abu-Ghazaleh family. We expect our principal shareholders to continue to use their majority interest in our ordinary shares to direct our management, to control the election of our entire board of directors, to determine the method and timing of the payment of dividends, to determine substantially all other matters requiring shareholder approval and to control us. The concentration of our beneficial ownership may have the effect of delaying, deterring or preventing a change in control, may discourage bids for the ordinary shares at a premium over their market price and may otherwise adversely affect the market price of the ordinary shares.

A substantial number of our ordinary shares are available for sale in the public market, and sales of those shares could adversely affect our share price.

Future sales of our ordinary shares by our principal shareholders, or the perception that such sales could occur, could adversely affect the prevailing market price of our ordinary shares. Of the 57,697,834 ordinary shares outstanding as of December 29, 2006, 30,091,400 ordinary shares are owned by the principal shareholders and are “restricted securities.” These “restricted” ordinary shares can be registered upon demand and are eligible for sale in the public market without registration under the Securities Act of 1933, subject to compliance with the resale volume limitations and other restrictions of Rule 144 under the Securities Act.

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

History and Development of Fresh Del Monte

Our legal name is Fresh Del Monte Produce Inc., and our commercial name is Del Monte Fresh Produce. We are an exempted holding company, incorporated under the laws of the Cayman Islands on August 29, 1996 and are 43.6% owned by IAT Group Inc., which is 100% beneficially owned by members of the Abu-Ghazaleh family. In addition, members of the Abu-Ghazaleh family directly own 8.5% of the outstanding ordinary shares of Fresh Del Monte. Our principal executive office is located at Walker House, Mary Street, P.O. Box 908 GT, Georgetown, Grand Cayman, Cayman Islands. Our U.S. executive office is located at c/o Del Monte Fresh Produce Company, 241 Sevilla Avenue, Coral Gables, Florida 33134. Our telephone number at our U.S. executive office is (305) 520-8400. Our Internet address is http://www.freshdelmonte.com. The electronic version of this Annual Report on Form 20-F, along with other information about us and our operations, financial information, other documents filed with the Securities and Exchange Commission (the “SEC”) and other useful information about us can be found on our website.

Our global business, conducted through subsidiaries, is primarily the worldwide sourcing, transportation and marketing of fresh and fresh-cut produce together with prepared food products in Europe, Africa and the Middle East. We source our products (bananas, pineapples, melons, tomatoes, grapes, apples, pears, peaches, plums, nectarines, cherries, kiwi) primarily from Central and South America, Africa and the Philippines. We also source products from North America and Europe. We distribute our products in North America, Europe, Asia , the Middle East, North Africa and South America. Our products are sourced from company-owned farms, through joint venture arrangements and through supply contracts with independent growers.

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

On October 1, 2004, we acquired Del Monte Foods Europe (“Del Monte Foods”), including its operations in Europe, Africa and the Middle East. This acquisition was completed for approximately $339.6 million financed through cash on hand and drawings under our credit facility. Del Monte Foods is a vertically integrated producer, marketer and distributor of prepared fruit and vegetables, juices, beverages, snacks and desserts. The company holds a perpetual, royalty-free license to use the Del Monte® brand for processed and/or canned food in more than 100 countries throughout Europe, Africa and the Middle East. Del Monte® is the leading brand for prepared fruit and pineapple in many Western European markets and is a leading brand in the U.K. beverage market. This acquisition provided us with new markets enhancing our ability to sell our branded fresh and prepared products together under the Del Monte® name and strengthens our presence in Europe and other key markets. Del Monte Foods juices, beverages and prepared fruit and vegetables are processed at facilities in the United Kingdom, Greece, South Africa and was up until 2006 processed in Italy, while its pineapple is cultivated and processed at its plantation and cannery in Kenya. During the fourth quarter of 2006, as a result of our rationalization and restructuring initiatives designed to maximize profitability, the Italy production facility was closed.

Our principal capital expenditures for 2006 consisted primarily of new distribution and manufacturing facilities in the Middle East and expansion of production operations in the Philippines, Brazil, Chile and Kenya for a total of $84.3 million. Our principal capital expenditures in 2005 consisted of expansion of production operations in Brazil, Chile, the Philippines, Kenya and the Middle East and for information technology initiatives for a total of $58.0 million. Our principal capital expenditures in 2004 consisted of expansion of distribution and fresh-cut facilities in Europe and North America, expansion of production facilities in South America and information technology initiatives in North America, Europe and Asia for a total of $81.3 million.

Principal capital expenditures planned for 2007 consist of $96.9 million for expansion our distribution and manufacturing facilities in the Middle East and expansion of our production facilities in Brazil, Chile, the Philippines and Kenya. We expect to fund our capital expenditures in 2007 through operating cash flows and borrowings under our credit facility.

Business Overview

We are one of the world’s leading vertically integrated producers, marketers and distributors of high-quality fresh and fresh-cut fruit and vegetables, as well as a leading producer and distributor of prepared fruit and vegetables, juices, beverages, snacks and desserts in Europe, Africa and the Middle East. We market our products worldwide under the DEL MONTE® brand, a symbol of product quality, freshness and reliability since 1892. Our global sourcing and logistics network allows us to provide regular delivery of consistently high quality fresh produce, juices, beverages, processed fruit and vegetables and value-added services to our customers.

We have leading market positions in key fresh produce categories. We believe we are:

•	the number one marketer of fresh pineapples worldwide, including our “Del Monte Gold ® Extra Sweet” pineapple, with approximately 35% market share in 2006;

•	a leading marketer of branded melons in the United States and the United Kingdom;

•	the largest marketer of fresh-cut fruit in the United States with a 23% market share at the retail level;

•	the third largest marketer of bananas worldwide, with an estimated 14% market share in 2006;

•	the largest re-packer of tomatoes in the United Sates with an estimated 5% market share in 2006;

•	a leading year-round marketer of branded grapes in the United States;

•	a leading marketer of branded non-tropical fruit in selected markets;

•	a leading marketer for canned fruit and pineapple in many Western European markets; and

•	a leading marketer of ambient juices and juice drinks in the U.K. market.

The fresh-cut produce market in the United States alone is believed to be one of the fastest-growing categories in the fresh produce segment. This category includes fresh produce that has been trimmed, peeled, cut and packaged into nutritious, ready-to-use products for retail stores and foodservice operators. Our fresh-cut fruit products include pineapples, melons, grapes and other non-tropical fruit, and our fresh-cut vegetable products include broccoli, cauliflower, tomatoes, onions, bell peppers and celery and various greens. Our other fresh-cut product offerings outside the United States also include prepared salads, such as coleslaw and potato salad. We believe our global sourcing and logistics capabilities, combined with the DEL MONTE® brand, will enable us to maintain our leading position in this market.

We source and distribute our products on a global basis. Our products are grown primarily in Central and South America, Africa and the Philippines. We also source products from North America and Europe. Our products are sourced from company-controlled farms and independent growers. We transport our fresh produce to markets using our fleet of 23 owned and 9 chartered refrigerated vessels, and we operate four port facilities in the United States. At year-end 2006, we operated 44 distribution centers, generally with cold storage and ripening facilities in our key markets worldwide, including the United States, the United Kingdom, Germany, Japan, Korea, Hong Kong, Argentina and Poland. We also operate a total of 12 fresh-cut facilities in the United States, the United Kingdom and Japan, some of which are located within our distribution centers. Through our vertically integrated network, we manage the transportation and distribution of our products in a continuous temperature-controlled environment. This enables us to preserve quality and freshness, and to optimize product shelf life, while ensuring timely and year-round distribution. Furthermore, our position as a volume producer and shipper of bananas allows us to lower our average per-box logistics cost and to provide regular deliveries of our premium fresh fruit to meet the increasing demand for year-round supply.

We market and distribute our products to retail stores, food clubs, wholesalers, distributors and foodservice operators in more than 90 countries around the world. North America is our largest market, accounting for 49% of our net sales in 2006. Europe and Asia regions are our other major markets, accounting for 35% and 13% of our net sales in 2006, respectively. Our distribution centers and fresh-cut facilities address the growing demand from supermarket chains, club stores, mass merchandisers and independent grocers to provide value-added services, including the preparation of fresh-cut produce, ripening, customized sorting and packing, just-in-time and direct-store-delivery and in-store merchandising and promotional support. Large national retail chains are increasingly choosing fewer suppliers – ones that can serve all of their needs on a national basis – and there is a significant opportunity for a company with a full fresh and fresh-cut produce line, a well recognized brand, a consistent supply of quality produce and national distribution network to become the preferred supplier to these large retail customers. We believe that we are uniquely positioned to become this preferred supplier, and our goal is to achieve this status by creating a leading position in fresh-cut produce and diversifying our fresh produce selection. As a result of the addition of our prepared food business, we have transformed our company from a fresh and fresh-cut produce company into a multinational prepared food company with a product line that now includes prepared fruit and vegetables, juices, beverages, snacks and desserts in Europe, Africa and the Middle East.

PRODUCTS

Bananas

Bananas are the leading internationally traded fresh fruit in terms of volume and dollar sales and the best-selling fresh fruit in the United States. Europe and North America are the world’s largest banana markets and Asia is the third largest market. According to the latest published statistics from the Food and Agriculture Organization of the United Nations (“FAO”), in 2005, Europe, North America and Asia consumed 16.7, 9.7 and 6.7 billion pounds of bananas, respectively. Bananas are a key produce department product due to their high turnover and the premium margins realized by grocers.

Bananas have a relatively short growing cycle and are grown in tropical locations with humid climates and heavy rainfall, such as Central and South America, the Caribbean, the Philippines and Africa. Bananas are grown throughout the year in these locations, although demand and prices fluctuate based on the relative supply of bananas and the availability of seasonal and alternative fruit.

Gold Pineapples

Pineapples are grown in tropical and sub-tropical locations, including the Philippines, Costa Rica, Hawaii, Thailand, Malaysia, Brazil, Indonesia and various countries in Africa. In contrast to bananas, pineapples have a long growing cycle of 18 months, and require re-cultivation after one to two harvests. Pineapple growing thus requires a higher level of capital investment, as well as greater agricultural expertise.

While there are many varieties of pineapple, historically the principal variety was the Champaka pineapple, which is the traditional conical shaped pineapple with a light yellow flesh. The success of the premium pineapples, such as our “Del Monte Gold® Extra Sweet” pineapple, which has enhanced taste, golden shell color, bright yellow flesh and higher vitamin C content has replaced the Champaka and other traditional pineapple varieties in popularity and demand and has led to increased competition.

Fresh-Cut Produce

The fresh-cut produce market first gained prominence in many U.S. and European markets with the introduction of wash and cut vegetables. While packaged salads continue to lead the category of fresh-cut produce sales, the category has expanded significantly to include pineapples, assorted melons, broccoli, carrots, mushrooms and other produce items that are washed, cut and packaged in a ready-to-use form. Market expansion has been driven largely by consumer demand for fresh, healthy and ready-to-eat food alternatives, as well as significant demand from foodservice operators. Within this market, we believe that there will be increasing differentiation between companies active primarily in the packaged salad market and other companies, like us, that can offer a wide variety of fresh-cut fruit and vegetable items.

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

Non-Tropical Fruit

Non-tropical fruit includes grapes, apples, pears, peaches, plums, nectarines, apricots, avocados and kiwis. Generally, non-tropical fruit grows on trees, bushes or vines that shed their leaves seasonally. Approximately 51% of our non-tropical fruit net sales are from the sale of grapes. Fresh grapes are a favorite quick, easy and healthy snack among consumers young and old. In addition to their delicious taste, a growing body of research on fresh grapes suggests that grapes may offer significant health benefits as well. Fresh grapes are a well-known fruit worldwide, fitting into almost any lifestyle. A recent study found that since 1992 fresh grape consumption has grown 13% in the U.S. For example, on average, Americans now consume 7.8 pounds of fresh grapes each year. Fresh grapes are also processed for the production of wine, raisins, juices and canned products. The higher production cost and higher product value of fresh grapes result from more intensive production practices than are required for grapes grown for processing. While California supplies the majority of total grape volumes, imports have made fresh grapes available year-round in the United States, with shipments mostly from Chile. Most U.S. production is marketed from May to October. From December to April, Chilean grapes dominate the market.

Melons

Based on the latest FAO data, from 1995 to 2005, the volume of imports of cantaloupes and other melons increased by approximately 53% in North America and 100% in Europe. Melons are one of the highest volume fresh produce items, and this category includes many varieties, such as cantaloupe, honeydew and watermelons. During the summer and fall growing seasons in the United States and Europe, demand is met in large part by local suppliers of unbranded or regionally branded melons. By contrast, in

North America and Europe, imports significantly increase, and melons command premium pricing from October to May. Melons are grown in temperate and tropical locations and have a relatively short growing cycle.

Tomatoes

The United States is one of the largest producers of tomatoes in the world, ranking second only to China. Mexico and Canada are also important suppliers of fresh tomatoes within North America. Based on United States Department of Agriculture statistics, annual per capita consumption of fresh tomatoes in the United States has increased by 19% over the past decade to approximately 18 pounds per person. Fresh tomatoes remain a top performer for food retailers, generating approximately 7% of a retailers produce sales. Based on an industry publication, 81% of consumers purchased tomatoes during the past 12 months.

Prepared Food

As a result of the Del Monte Foods acquisition, we have a royalty free perpetual license to use the Del Monte Trademark in connection with the production, manufacture, sale and distribution of processed foods and beverages in over 100 countries throughout Western, Eastern and Central Europe, Africa and the Middle East. Del Monte has operated in Europe for over 75 years, is the premier brand associated with fruit-based or fruit-derived products and is the leading brand for canned fruit and pineapple in many Western European markets. Del Monte has had a presence in the United Kingdom, the largest market, since 1926 and is perceived to be a quality brand with high consumer awareness. Del Monte has a reputation with both consumers and retailers for value, quality and reliability.

PRODUCTS, SOURCING AND PRODUCTION

Our products are grown and sourced primarily in Central and South America, the Philippines and Africa. We also source products from North America and Europe. In 2006, 36% of the fresh produce we sold was grown on company-controlled farms and the remaining 64% was acquired through supply contracts with independent growers.

We produce, source, distribute and market a broad array of fresh produce throughout the world, primarily under the DEL MONTE® brand, as well as under other proprietary brands such as UTC® and Rosy®. As a result of the Del Monte Foods acquisition, we also produce, distribute and market prepared fruits and vegetables, juices, beverages, snacks and desserts under the DEL MONTE® brand, as well as other proprietary brands such as Fruit Express™, Just Juice®, Fruitini®, and other regional trademarks in Europe, Africa and the Middle East.

The following table indicates our net sales by product for the last three fiscal years:

	Years ended
	December 29, 2006		December 30, 2005		December 31, 2004
	(U.S. dollars in millions)
Net sales by product category:
Bananas	$1,112.5	35%	$1,079.0	33%	$1,030.8	36%

Other fresh produce:
Gold pineapples	395.6	12%	396.7	12%	399.9	14%
Fresh-cut produce	337.4	10%	351.6	11%	267.4	9%
Non-tropical fruit	256.0	8%	261.6	8%	262.6	9%
Melons	243.4	8%	225.6	7%	204.4	7%
Tomatoes	175.1	5%	192.6	6%	194.3	7%
Vegetables	133.4	4%	163.9	5%	181.8	6%
Other fruit	81.3	3%	88.9	3%	128.3	4%

Total other fresh produce	1,622.2	50%	1,680.9	52%	1,638.7	56%

Prepared food	308.9	10%	329.5	10%	88.8	3%
Other products and services	170.7	5%	170.3	5%	147.7	5%

Total	$3,214.3	100%	$3,259.7	100%	$2,906.0	100%

Bananas

We believe that we are the world’s third largest marketer of bananas with an estimated 14% market share in 2006. Our banana sales in North America, Europe and Asia accounted for approximately 36%, 34% and 29% of our net sales of bananas in 2006, respectively. We produced 33% of the banana volume we sold in 2006 on company-controlled farms, and we purchased the remainder from independent growers.

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

Due in part to limitations in the Philippines on foreign ownership of land, we purchase the majority of bananas in the Philippines through long-term contracts with independent growers. Approximately 74% of our Philippine-sourced bananas are supplied by one grower, representing 19% of our total banana volume in 2006. In the Philippines, we have leased approximately 2,400 hectares of land where we are planting Highland bananas for the Asia market and are in the process of leasing an additional 600 hectares.

Gold Pineapples

Since the introduction of our “Del Monte Gold® Extra Sweet” pineapple, our share of the worldwide fresh pineapple market has grown significantly and currently we believe we have approximately 35% share of the worldwide market share with slightly higher volumes this year. This market share excludes the pineapple we sell in the fresh-cut format. Pineapple sales in North America, Europe and Asia accounted for 55%, 32% and 13% of our net sales of pineapples in 2006, respectively.

From 1996 to 2006, our volume of the “Del Monte Gold® Extra Sweet” pineapple increased from two and a half million boxes to 21.6 million boxes. Based on FAO data, the volume of pineapple sales in the United States has increased significantly since 1996. We believe that a substantial portion of this growth is due to our introduction of the “Del Monte Gold® Extra Sweet” pineapple. We expect to continue to increase the sales volume of our extra sweet pineapples in the near future with extra sweet pineapples grown in Costa Rica, the Philippines and Brazil. The “Del Monte Gold® Extra Sweet” pineapple has a number of highly desirable characteristics such as enhanced taste, golden shell color, bright yellow flesh and higher vitamin C content as compared to traditional varieties of pineapple.

The principal production and procurement areas for our gold pineapples are Costa Rica, Brazil and the Philippines. Cultivating pineapples requires greater capital resources, significant agricultural expertise, greater effort and longer growing time relative to bananas. As a result, relative to our bananas, a higher percentage of the fresh pineapples we sell (62% by volume in 2006) are produced on company-controlled farms. In 2006, we decided to exit our Hawaii pineapple production operations due to higher costs as compared to other parts of the world.

Fresh-Cut Produce

We believe that the fresh-cut produce market continues to be one of the fastest-growing categories in the fresh produce segment, largely due to consumer trends favoring healthy and conveniently packaged ready-to-eat foods. We established a platform in this industry through acquisitions and by building upon our existing fresh-cut pineapple business. We believe that our experience in this market, coupled with our sourcing and logistics capabilities and the DEL MONTE® brand, will enable us to achieve a leading position in this highly fragmented market. Based on the latest supermarket scan data, we believe that we are now the market leader in fresh-cut fruit at the retail level with a 23% market share in the U.S. Our fresh-cut fruit products include pineapple, melons, grapes, citrus, apples, kiwi and other fruit items. The fruit we use in our fresh-cut operations are sourced within our integrated system of company-controlled farms and from independent growers. We also offer fresh-cut vegetables, including tomatoes, onions, carrots, broccoli, bell peppers, cauliflower, celery, various greens and prepared salads such as coleslaw and potato salad. We purchase most of our vegetables for these purposes from independent growers in the United States and in Europe. Our purchase contracts for both fruit and vegetables are typically short-term but vary by produce item. Substantially all of our fresh-cut products are sold in the United States and the United Kingdom.

Non-Tropical Fruit

We sell a variety of non-tropical fruit including grapes, apples, pears, peaches, plums, nectarines, apricots, avocados and kiwi. Non-tropical fruit sales in North America, Europe, Asia and South America accounted for approximately 69%, 16%, 9% and 6% of our total net sales of non-tropical fruit in 2006, respectively. We obtain our supply of non-tropical fruit from company-owned farms in Chile and from independent growers in Chile, the United States, Mexico, Spain, Italy, Turkey, Greece and New Zealand. In Chile, we purchase non-tropical fruit from independent growers and also produce a variety of non-tropical fruit on approximately 8,500 acres of company-owned or leased land. In Spain, we have our own sourcing operations, ensuring a consistent supply of high quality non-tropical fruit during the growing season. Purchase contracts for non-tropical fruit are typically made on an annual basis.

Melons

We sell a variety of melons including cantaloupe, honeydew, watermelon and specialty melons, which we introduced to meet the different tastes and expectations of consumers in Europe. Cantaloupes represented over 76% of our melon sales volume in 2006. We have become a significant producer and distributor of melons from October to May in North American and European regions by sourcing melons from our company-controlled farms and independent growers in Central and South America, where production generally occurs during this period. We believe we were the largest marketer in the United States and the United Kingdom of branded melons in 2006. Melons sold in North America and Europe from October to May generally command a premium price due to the relative scarcity of melons and alternative fruit. Melon sales in North America and Europe accounted for 75% and 25% of our net sales of melons in 2006, respectively. In terms of volume, we produced 84% of the melons we sold in 2006 on company-controlled farms and purchased the remainder from independent growers.

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

Tomatoes

We source our fresh tomatoes mainly from the United States, Mexico and Canada. The tomato category is highly fragmented with many suppliers, re-packers and wholesalers in various geographic regions of the United States. We believe that we are one of the largest re-packers of fresh tomatoes in the United States, with an approximate 5% market share in 2006. As a high volume item, tomatoes are a perfect fit for our network of distribution and re-packing facilities. This product category allows us to add value through leveraging our purchase volumes to reduce costs and perform the sorting, packaging and custom labeling locally, in addition to delivering just in time to retail chains and foodservice customers. Foodservice absorbs over half of the field fresh tomato crop in North America each year. With our fresh-cut fruit and vegetable facilities, we can add additional value by further processing or incorporating tomatoes into our consumer packaged products.

Vegetables

We produce and distribute a variety of vegetables. The principal vegetable products are potatoes and onions. While we sell bulk product, we also use our size and distribution network to find opportunities to add value. Also, we offer convenient products, such as pre-washed microwaveable individual fresh potatoes. We source our potatoes from independent growers in North America. In 2006, we rationalized our potato and onion business which will result in reduced sales volumes of re-packed potatoes and onions.

Other Fruit

We produce, distribute and market a variety of other fruit, including strawberries, plantains and mangos, as well as various other varieties of fruit. We source these other fruit items from company-controlled farms and independent growers in Costa Rica, Colombia, Guatemala and the United States. Our other fruit business also includes our frozen pineapple operations. Frozen pineapples are used in a variety of preparations, including fruit-based drinks, such as fruit smoothies and frozen dessert products.

Prepared Food

We produce, distribute and market prepared pineapple, peaches, apricots, fruit cocktail, pears, tomatoes and other fruits and vegetables. Our deciduous prepared food products, which include peaches, apricots, pears and fruit cocktail are principally sourced from our own facilities in Greece and South Africa. Our tomato products are sourced from our own facilities in Greece together with independent producers in Italy. Our prepared pineapple products are primarily sourced from our own facility in Kenya and are also sourced under a long-term supply agreement with an independent producer in the Philippines. These products are sold primarily under the DEL MONTE® label and under the buyers’ own label for major retailers. We also produce, distribute and market beverages including ambient juices and juice drinks as well as various snacks and desserts. The beverages are sourced from our own facilities in the U.K. and from independent producers. In addition, we produce and market industrial products that are composed of fruit that has been processed in our production facilities in the form of purees, pulps and concentrates for further processing (yogurt, cake manufacture, pizza, etc.) and for sale to the food service industry worldwide. We expect to continue investing in new product development to increase revenue, defend our premium price position and maintain market leadership in our product categories. In 2006 we expanded our offerings in the snack category by offering multiple varieties and sizes of fruit in plastic pots, targeting the convenience store and foodservice trade. In addition, the distribution of 2005 new product development initiatives such as Del Monte Gold pineapple juice range, fruit in jars and Fruit Express was expanded into new markets during 2006.

Other Products and Services

Our other products and services include our third-party ocean freight and United States trucking business, our third-party plastics and box manufacturing business, our Jordanian poultry business and our Argentine grain business. Our third-party ocean freight business allows us to generate incremental revenue on vessels’ return voyages to our product sourcing locations and when space is available on outbound voyages to our major markets. This reduces our overall shipping costs. Our plastics and box manufacturing business produces bins, trays, bags and boxes. Although this business is intended mainly to satisfy internal packaging requirements, we also sell these products to third parties. We own a state-of-the-art poultry farm and processing facility in Jordan. It is a leading provider to retail stores and foodservice operators in that country. We are expanding the Jordan food business with the addition of a meat processing operation that will provide meat products for the Jordanian and other Middle East markets. In addition, we grow grain on leased farms in Argentina, including corn. We own and operate grain silos in Argentina for the storage of our grain and that grown by third parties, which may be held for future sales.

Logistics Operations

We market and distribute our products to retail stores, foodservice operators, wholesalers and distributors in more than 90 countries around the world. As a result, we conduct complex logistics operations on a global basis, transporting our products from the countries in which they are grown to the many markets in which they are sold worldwide. Maintaining fruit at the appropriate temperature is an important factor in preventing premature ripening and optimizing product quality and freshness. Consistent with our reputation for high quality fresh produce, we must preserve our fresh fruit in a continuous temperature-controlled environment, beginning with the harvesting of the fruit in the field through its distribution to our end markets.

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

SALES AND MARKETING

Our sales and marketing activities are conducted by our sales force located at our sales offices worldwide and at each of our distribution centers. Our commercial efforts are supported by marketing professionals located in key markets and regional offices. A key element of our sales and marketing strategy is to use our distribution centers as a means of providing value-added services for our customers. As a result, we have made significant investments in our network of distribution centers and plan additional investments through 2007. Our planned investments are concentrated in North America, Europe, the Middle East and Asia, where we believe that a strong presence will allow us to service a greater proportion of our customers’ needs and to capture a greater proportion of the fresh and fresh-cut produce markets. Investments in our network will include new distribution centers with fresh-cut, ripening, re-packing and other value-added service facilities, as well as enhancements to existing distribution centers and the addition of smaller distribution centers to service some of our growing regional markets.

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

The level of marketing investment necessary to support the new prepared food business is significantly higher than that required for the fresh produce and fresh-cut fruit and vegetable business. In 2006, we utilized a variety of mass media and promotional tools to build the Del Monte brand and engage consumers in key markets in Europe, Africa and the Middle East. We plan to increase our investment in consumer promotions and continue to build the Del Monte brand in our key markets for prepared food. In addition we plan to grow our prepared food business by entering new markets in Eastern Europe, the Middle East and North Africa.

North America

In 2006, 49% of our net sales were made in North America. In North America, we have established a highly integrated sales and marketing network that builds on our ability to control all transportation and distribution throughout our extensive logistics network. At December 29, 2006, we operated a total of 25 distribution centers and fresh-cut facilities in the United States. Our distribution centers have ripening capabilities and other value-added services. We also operated four port facilities, which include cold storage facilities.

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

Europe

We distribute our products throughout Europe. In the United Kingdom, where we operate six distribution centers and two fresh-cut facilities, our products are distributed to leading retail chains, smaller regional customers as well as to wholesalers and distributors through direct sales and distribution centers. In Northern Europe, we distribute our products through our own marketing entities with offices located in Germany, The Netherlands and Belgium. These entities distribute our products in Germany, Austria, Benelux, Denmark, Scandinavia, Switzerland, Hungary and Russia. In Germany, we operate three distribution centers. In Poland, we operate two distribution centers. In Southern Europe, we distribute our fresh produce through an independent marketing company. As a result of the Del Monte Foods acquisition, we added distribution operations in the United Kingdom, Belgium and France, Spain, Greece and sales offices in the United Kingdom, Belgium, Germany, France, Italy, as well as Kenya and South Africa for prepared food.

Middle East and North Africa

In the Middle East and North Africa markets, we distribute our products through independent distributors. We recently increased our sales of Philippines sourced bananas in the Middle East market through distributors and established our own direct sales initiatives in 2007. In early 2007 we opened our new distribution/manufacturing center in Dubai, United Arab Emirates (“UAE”). This state of the art facility with just-in-time delivery capabilities includes banana ripening and cold storage facilities, fresh-cut fruit and vegetables operations and a fresh chilled juice manufacturing operation. These products will be distributed in the rapidly growing UAE market and will also be exported to other Middle East countries. In addition, we market and distribute prepared food in the UAE, Jordan and Saudi Arabia and various North African markets. We believe that the Middle East and North Africa markets represent an area for rapid sales development of our fresh and prepared food products. Utilizing our extensive knowledge of this region, we plan to capitalize on this opportunity with increased focus and investments in these markets.

Asia

We distribute our products in Asia, through direct marketing and large distributors. Our principal markets in this region are Japan, Korea, China and Hong Kong. In Japan we distributed approximately 86% of our products in 2006 through direct sales and the remainder through Japan’s largest fresh produce wholesaler, which distributes our products on a sales commission basis. Our products are distributed from four distribution centers located at strategic ports in Japan with cold storage and banana ripening operations.

We also engage in direct sales and marketing activities in Korea and Hong Kong. In other Asian markets including China, we sell to local distributors. We have one distribution center and banana ripening facility in Hong Kong. In Korea, we have two distribution centers, utilizing state-of-the art ripening technology not available anywhere else in that market. This increases our ability to offer value-added services to our customers.

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

We are able to maintain the high quality of our products by growing our own produce and working closely with our independent growers. We insist that all produce supplied by our independent growers meet the same stringent quality requirements as produce grown on our farms. Accordingly, we monitor our independent growers to ensure that their produce will meet agricultural and quality control standards, offer technical assistance on certain aspects of production and packing and, in some cases, manage the farms. The quality assurance process begins on the farms and continues as harvested products enter our packing facilities. Where appropriate, we cool the fresh produce at our packing facilities to maximize quality and optimize shelf life. As an indication of our commitment to quality, many of our operations have received certificates of compliance from the International Standards of Operation , in environmental compliance (14001) and production processes (9001). In 2003, we became the world’s first multinational fresh produce company to receive Eurepgap certification. This certification, the toughest and most prestigious in existence, signals to European retailers and consumers that the fresh produce from our certified operations are of the highest quality and that it meets the strictest food safety standards.

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

We are also subject to various government regulations in countries where we market our products. The countries in which we market a material amount of our products are the United States, the countries of the EU, Japan, China and Korea. These government regulations include:

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

During 2006, an investigation of a low level contamination of canned pineapple product from our Kenya operation was concluded, in which such low level contamination was confirmed. In connection with that matter, we launched a product withdrawal and disposal program with respect to Kenya canned pineapple prepared food products, which resulted in charges of $16.6 million related to contaminated inventory on hand and destruction costs. No contamination was detected in any other canned pineapple product tested as part of the investigation. The withdrawal was confined to certain European countries. Based on information currently available, we believe that no additional reserves with respect to this matter are currently required. In addition, we recorded $2.2 million in sales claims related to product returns from customers as a result of the Kenya product withdrawal and disposal program.

European Union Banana Import Regulations

On May 2, 2001, the European Commission adopted a new regulation, which revised a banana import system based on the agreement reached by the EU with the United States government on April 11, 2001. The new system became effective on July 1, 2001 and maintained the use of banana import licenses within the tariff quotas determined by the European Commission until December 31, 2005. In late November 2005, the EU agreed to reform its controversial banana import license regime. Latin America banana exporters and the United States long have complained that the EU’s banana trading system favored African, Caribbean and Pacific countries (“ACP”) in violation of global trade rules. From January 1, 2006, the quotas controlling import volumes of “third country” (almost exclusively Latin American) bananas coming into the EU have been eliminated. Importers are now required to pay a 176 euros per ton tariff and a small guarantee of 15 euros per ton. Import licenses have been eliminated, but an import certificate is still required. The EU agreed to retain a duty-free quota of 775,000 tons per annum for bananas from ACP countries. Until March 2006, import licenses for ACP countries were issued according to historical trading patterns. From that date however, 60% of the ACP banana quotas will be imported under the first-come first-served system and 40% under the license system based on historical reference. From January 1, 2007 the ACP banana import license quota system was further adjusted to 81% of the ACP banana quotas to be imported under the first-come, first-served system and 19% under the license system based on historical reference.

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

On May 10, 1993, the EPA identified a certain site at our plantation in Hawaii for potential listing on the National Priorities List under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended. See “Legal Proceedings—Kunia Well Site.”

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

The extent of competition varies by product. In the pineapple, grape and non-tropical fruit markets, we believe that the high degree of capital investment and cultivation expertise required, as well as the longer length of the growing cycle, makes it relatively difficult to enter the market. However, in recent years we have experienced an increase in competition to Del Monte Gold® Extra Sweet pineapple which has affected our results. In addition, historically there has tended to be less price volatility for pineapples as compared to bananas, due to a more stable equilibrium between supply and demand. This is partly attributable to a perception by consumers that there are fewer comparable alternatives to fresh pineapples.

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

The processed fruit and beverage markets are mature markets characterized by high levels of competition and consumer awareness. Consumer choices are driven by price and or quality. Large retailers with their buyers own label (“BOL”) products appeal to price conscious consumers while brand names are the key differentiator for quality-focused consumers. In the processed food and beverage markets in Europe, Africa and the Middle East, we compete with various local producers, large retailers with their BOL, as well as with large international branded companies. It is in the branded section that our processed foods products, specifically ambient juices and juice drinks in the United Kingdom and canned fruit and pineapple in many European countries, hold a leading position in the markets. The mature state of the market in Western Europe, together with the strength and sophistication of the large retailers explain the increasing presence of BOL products in many food categories. In the past two years we have faced increased competitive pressure specifically in the U.K. market for branded processed food and beverage products. Del Monte has defended its position with consumers through the launch of innovative products and promotional support of the brand.

Organizational Structure

We are organized under the laws of the Cayman Islands and, as set forth in our Amended and Restated Memorandum of Association, we are a holding company for the various subsidiaries that conduct our business on a worldwide basis. Our significant subsidiaries, all of which are wholly owned, are:

Subsidiary	Country of Incorporation
Corporación de Desarrollo Agrícola Del Monte S.A.	Costa Rica
Compañía de Desarrollo Bananero de Guatemala, S.A.	Guatemala
Del Monte Fresh Produce Brasil Ltda.	Brazil
Del Monte Fresh Produce (Chile) S.A.	Chile
Del Monte Fresh Produce International Inc.	Liberia
Del Monte Fresh Produce N.A., Inc.	USA
Del Monte Fresh Produce (UK) Ltd.	U.K.
Fresh Del Monte Ship Holdings Ltd.	Cayman Islands
Fresh Del Monte Japan Company Ltd.	Japan
Del Monte (Germany) GmbH	Germany
Del Monte Fresh Produce (Korea) Ltd.	Korea
Del Monte Europe Ltd.	U.K.
Del Monte Kenya Ltd.	Kenya
Del Monte Hellas S.A.	Greece
Del Monte Foods (Italia) S.p.A.	Italy
Del Monte Foods (U.A.E.) FZE	United Arab Emirates
Del Monte South Africa (Propietary) Ltd.	South Africa

Property, Plant and Equipment

The following table summarizes the plantation acreage under production that are owned or leased by us and the principal products grown on such plantations by location as of the end of 2006:

	Acres Under Production
Location	Acres Owned	Acres Leased	Products
Costa Rica	22,500	3,900	Bananas, Pineapples
Guatemala	7,300	6,500	Bananas, Melons
Brazil	10,600	—	Bananas, Melons, Pineapples
Chile	7,700	800	Non-Tropical Fruit
Kenya	—	10,000	Pineapples
Philippines	—	7,200	Bananas, Pineapples
Contiguous United States	—	4,700	Melons

We also lease land in Argentina on a seasonal basis for our grain operations. Our significant properties include the following:

North America

We operate a total of 25 distribution centers in the United States, of which nine are also fresh-cut facilities. We own seven of our distribution centers, including a 200,000 square foot distribution center in Dallas, Texas, a distribution center in Plant City, Florida and Winder, Georgia. The remaining 18 distribution centers are leased from third parties. All of our distribution centers have ripening capabilities and other value-added services. Also included are two stand-alone fresh-cut facilities that we own in Kankakee, Illinois and Portland, Oregon. In addition, we lease four port facilities which include cold storage capabilities.

Europe

We operate four distribution centers, mostly under leases from third parties, in the United Kingdom and own one and lease two distribution centers in Germany, where our products are distributed to leading retail chains. We also own and operate two fresh-cut facilities in the United Kingdom. In Poland, we operate two distribution centers that are leased from third parties and include ripening facilities and other value added services. As a result of our Del Monte Foods acquisition, we own and operate a production facility for ambient juices and juice drinks in Kings Lynn, United Kingdom and a production facility for prepared fruit and vegetables, tomato products and snacks in Larissa, Greece. A production facility in San Felice, Italy was closed during the third quarter of 2006 as part of our restructuring program.

Asia

Our products are distributed from four distribution centers located at strategic ports in Japan with cold storage and banana ripening operations. In addition, we own two distribution centers in Korea and lease a distribution center in Hong Kong. Our Korean distribution centers include state-of-the art ripening technology and other value-added services. We also own and operate one fresh-cut facility in Japan.

South America

We own and operate a distribution center in Buenos Aires, Argentina. We also own and operate grain silos in Argentina.

Africa

As a result of our Del Monte Foods acquisition, we own and operate a warehouse and cannery in Thika, Kenya. In Tulbagh, South Africa we own and operate a production facility for prepared non-tropical fruit. The total amount of land owned in South Africa is approximately 500 acres. The warehouse and administrative office in Firgrove, South Africa was closed during the fourth quarter of 2006 as part of our restructuring program.

Middle East

We own a poultry processing plant in Jordan and a meat processing plant that will open during 2007. We also own a combined distribution/manufacturing center in Dubai, United Arab Emirates, that opened during the first quarter of 2007. This state of the art facility includes banana ripening and cold storage facilities, fresh-cut fruit and vegetable and fresh juice manufacturing operations.

Maritime and Other Equipment (including Containers)

We own a fleet of 23 and currently charter another 9 refrigerated vessels. In addition, we own or lease other related equipment including approximately 4,000 refrigerated container units and 240 trucks and refrigerated trailers used to transport our fresh produce.

Other properties

We own our U.S. executive headquarters building in Coral Gables, Florida, our Central America regional headquarters building in San Jose, Costa Rica and our South America regional headquarters building in Santiago, Chile. We own our office space in Guatemala City, Guatemala and Amman, Jordan. Our remaining office space in North America, Europe, the Middle East, Asia, Central and South America is principally leased from third parties.

We believe that our property, plant and equipment are well maintained, in good operating condition and adequate for their present needs. Except as noted in “Legal Proceedings – Kunia Well Site”, we know of no other environmental issues that may affect the utilization of our property plant and equipment. For further information with respect to our property, plant and equipment, see Note 9, “Property, Plant and Equipment” in the Notes to Consolidated Financial Statements filed as part of this Report.

Principal capital expenditures planned for 2007 consist of $96.9 million for expansion our distribution and manufacturing facilities in the Middle East and expansion of our production facilities in South America, the Philippines and Africa. We expect to fund our capital expenditures in 2007 through operating cash flows and borrowings under our credit facility.

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

Growing Crops

Expenditures on pineapple, melon and non-tropical fruit, including grapes, growing crops are valued at the lower of cost or market and are deferred and charged to cost of products sold when the related crop is harvested and sold. The deferred growing costs consist primarily of land preparation, cultivation, irrigation and fertilization costs. The deferred growing crop calculation is dependent on an estimate of harvest yields and future crop expenditures. If there is an unexpected decrease in estimated harvest yields, a write-down of deferred growing costs may be required. During 2006, based on the closing of our Hawaii pineapple operations and as a result of changes in circumstances caused by the inefficiencies from employee turnover, reductions in forecasted production volume and a decline in market prices, an impairment of deferred growing crops of $24.6 million was recorded in cost of products sold.

Stock Based Compensation

Effective December 31, 2005 (the first day of our 2006 fiscal year), we adopted Statement of Financial Accounting Standards No.123 (revised 2004), “Share-Based Payments” (“SFAS 123R”). Our share-based payments are composed entirely of stock-based compensation expense as all equity awards granted to employees and members of its Board of Directors, each of whom meets the definition of an employee under the provisions of SFAS 123R, are stock options. We adopted SFAS 123R using the modified prospective basis. Under this method, compensation costs recognized beginning December 31, 2005 included costs related to 1) all share-based payments granted prior to but not yet vested as of December 31, 2005, based on previously estimated grant-date fair values and 2) all share-based payments granted subsequent to December 30, 2005 based on the grant-date fair value estimated in accordance with the provisions of SFAS 123R. We have continued to use the Black-Scholes option pricing model to estimate the fair value of stock options granted subsequent to the date of adoption of SFAS 123R.

Stock-based compensation expense related to stock options for the year ended December 29, 2006, included in the determination of net loss before taxes and net loss, totaled $6.6 million on the straight-line, single award basis, or $0.11 per diluted share, respectively, and are included in the accompanying consolidated statement of operations for the year ended December 29, 2006 in selling, general and administrative expenses. We are in a net operating loss position in the relevant jurisdictions. Therefore, for the year ended 2006, deferred tax assets related to stock-based compensation expense have been fully reserved and there was no reduction in taxes currently payable or related effect on cash flows as the result of excess tax benefits from stock options exercised in these periods. The amount of cash received from the exercise of stock options was $0.3 million for the year ended December 29, 2006. As of December 29, 2006, the total remaining unrecognized compensation costs related to non-vested stock options amounted to $12.6 million, which will be amortized over the weighted-average remaining requisite service period of 2.9 years.

Goodwill and Indefinite-Lived Intangible Assets

Our goodwill represents the excess of the purchase price over the fair value of the net assets of acquired businesses. Pursuant to Statement of Financial Accounting Standards (“SFAS”) No. 142, “Accounting for Goodwill and Other Intangible Assets,” we ceased amortizing goodwill effective December 29, 2001.

We assess goodwill for impairment with the assistance of an independent valuation firm on an annual basis on the first day of the fourth quarter of each fiscal year, or sooner if events indicate such a review is necessary. Based on this valuation, we determined that goodwill related to the Standard acquisition we completed in 2003 which products included tomatoes and other vegetables was impaired. Accordingly, a charge to the carrying value of goodwill in the amount of $12.5 million was recorded during the fourth quarter of 2006. As of December 29, 2006, we are not aware of any items or events that would cause us to further adjust the recorded value of goodwill for impairment. Potential impairment exists if the fair value of a reporting unit to which goodwill has been allocated, is less than the carrying value of the reporting unit. The amount of the impairment to recognize, if any, is calculated as the amount by which the carrying value of goodwill exceeds its implied value. Future changes in the estimates used to conduct the impairment review, including revenue projection, market values and changes in the discount rate used, could cause the analysis to indicate that our goodwill is impaired in subsequent periods and result in a write-off of a portion or all of goodwill. The discount rate used is based on independently calculated risks, our capital mix and an estimated market risk premium. The assumptions used in estimating revenue projections are consistent with those used in internal planning.

The 2006 fourth quarter impairment review also indicated that, when compared to its carrying value, although higher, the fair value of one of our components is highly sensitive to differences between estimated and actual cash flows and changes in the related discount rate used to evaluate the fair value of the component. We estimate that, a 5% decrease in the expected future cash flows of the component and a one-percentage point increase in the discount rate used would have resulted in an additional $5.3 million impairment loss related to this component.

As part of the Del Monte Food acquisition we acquired a perpetual, royalty-free license to use the DEL MONTE® brand for processed and/or canned food in more than 100 countries throughout Europe, Africa and the Middle East. Included in other non-current assets at December 29, 2006 is an indefinite-lived intangible asset of $74.4 million related to this license. This indefinite-lived intangible asset is not being amortized but is reviewed for impairment consistent with SFAS No. 142. Based on the 2006 fourth quarter review of this asset, it was determined that its carrying value was lower than the fair value of this indefinite-lived intangible asset. Accordingly, an impairment charge of $8.9 million was recorded during the fourth quarter. This indefinitely-lived asset is highly sensitive to differences between estimated and actual cash flows and changes in the related discount rate used to evaluate the fair value of this asset. We estimate that, a 5% decrease in the expected future cash flows of this indefinite-lived intangible asset and a one-percentage point increase in the discount rate used would result in a further impairment loss of approximate $1.0 million related to this asset.

Impairment of Long-Lived Assets

We account for the impairment of long-lived assets in accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of” (“SFAS No. 144”). SFAS No. 144 requires write-downs to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amount. In 2004 based on continued operating losses and discontinued product lines in the United Kingdom, the United States and Brazil, related to the other fresh produce and banana categories, certain machinery and equipment was written-down to its estimated fair value. Consistent with SFAS No. 144, we recorded as asset impairment charge of $5.4 million in 2004. In 2005, based on the underutilization of a facility in North America related to the other fresh produce segment and as a result of damages sustained from Hurricane Katrina at the New Orleans distribution center, asset impairment charges of $3.1 million were recorded. In 2006, we recorded asset impairment charges of $56.4 million. These asset impairments consisted of the following: a) $21.7 million, as a result of continued operating losses due to underutilization of production facilities and machinery in Europe and Africa related to the prepared food segment; b) $17.4 million, as a result of continued operating losses combined with underutilization of facilities in Africa, Europe and the United States related to the other fresh produce and banana segments; c) $9.3 million, due to underutilized definite lived intangible assets in the North America transportation business related to the non-produce segment and in Europe related to the other fresh produce segment; and d) $8.0 million for the write-off of capitalized software costs in Europe and the United States due to discontinued usage. In assessing potential impairment, we consider the operating performance and projected undiscounted cash flows of these assets. If the projected cash flows are estimated to be less than the assets’ carrying value, we may have to record additional impairment charges. The fair value of these assets is determined based on discounted future cash flows or independent appraisals from third parties.

Income Taxes

Deferred income taxes are recognized for the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year end, based on enacted tax laws and statutory tax rates applicable to the year in which the differences are expected to affect taxable income. Valuation allowances are established when it is deemed more likely than not that future taxable income will not be sufficient to realize income tax benefits. Our judgments regarding future profitability may change due to future market conditions and other factors. These changes, if any, may require adjustments to our deferred tax assets. We have established tax accruals for tax contingencies including those as a result of various tax audits currently in process. The amount of income taxes due as a result of the eventual outcome of these audits could differ from the amount of the estimated tax accruals.

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

Environmental Remediation Liabilities

Losses associated with environmental remediation obligations are accrued when such losses are probable and can be reasonably estimated. We have recorded provisions for the Kunia Well Site related to the expected environmental remediation. The related liability is based on the Record of Decision, which was issued by the EPA on September 25, 2003. Certain portions of the EPA’s estimates have been discounted using a 5% interest rate. Interest expense of $0.5 million was accrued during 2006. In 2004, we commenced certain remediation and further testing activities. At December 30, 2005 and December 29, 2006, the total liability for the Kunia Well Site was $22.8 million and $22.3 million, respectively. We expect to expend approximately $0.8 million in cash per year for the next five years. The ultimate amount of the cost for the expected environmental remediation of the Kunia Well Site is dependent on the actual cost. Actual remediation costs could significantly differ from our estimates.

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

Operating Results

Overview

We are one of the world’s leading vertically integrated producers, marketers and distributors of high-quality fresh and fresh-cut fruit and vegetables, as well as a leading producer and distributor of prepared fruit and vegetables, juices, beverages, snacks and desserts in Europe, Africa and the Middle East. We market our products worldwide under the DEL MONTE® brand, a symbol of product innovation, quality, freshness and reliability since 1892. Our global sourcing and logistics system allows us to provide regular delivery of consistently high quality produce and value-added services to our customers.

Net Sales

Our net sales are affected by numerous factors including the balance between the supply of and demand for our produce and competition from other fresh produce companies. Our net sales are also dependent on our ability to supply a consistent volume and quality of fresh produce to the markets we serve. For example, seasonal variations in demand for bananas as a result of increased supply and competition from other fruit are reflected in the seasonal fluctuations in banana prices, with the first six months of each year generally exhibiting stronger demand and higher prices, except in those years where an excess supply exists. Also in the European Union, the banana import license system was replaced with a tariff-only banana import system effective January 1, 2006. This new tariff-only banana import regime established a tariff of 176 euros per ton for bananas imported from Latin American countries. The effect of this new tariff-only system on the European banana market has resulted in increased supply to this market which in turn had the effect of reducing our per unit net sales prices by 5% in 2006 as compared with 2005. We expect this market to stabilize and per unit net sales prices to increase slightly during 2007. In the processed foods business, we generally realize the largest portion of our net sales and gross profit in the third and fourth quarters of the year. In 2006, the third and fourth quarter suffered reduced gross profit principally due to a shortage of our Kenya sourced canned pineapple product as a result of our product withdrawal program and increased competition.

Since our financial reporting currency is the U.S. dollar, our net sales are significantly affected by fluctuations in the value of the currency in which we conduct our sales versus the dollar, with a strong dollar versus such currencies resulting in reduced net sales in dollar terms. Including the effect of our foreign currency hedges, net sales for 2006 were positively impacted by approximately $80.4 million, as compared to 2005, as a result of a stronger euro, British pound, Japanese yen and Korean won versus the U.S. dollar.

Our net sales growth in recent years has been achieved primarily through increased sales volume in existing markets of other fresh produce, primarily pineapples, melons and non-tropical fruit and favorable pricing on our “Del Monte Gold®Extra Sweet” pineapple. Also contributing to our sales growth has been the new products that resulted from our recent acquisitions including tomatoes and prepared food combined with expansion of value-added services such as banana ripening. Our net sales growth in recent years is also attributable to a broadening of our product line with the expansion of our fresh-cut produce business. We expect our net sales growth to continue to be driven by increased sales volumes in our other fresh produce segment and the prepared food segment. In Europe, Africa and the Middle East, we expect our net sales to increase due to the prepared food product offerings and increased sales of fresh fruit. In addition, we expect to increase our sales in Europe by developing new products in the fresh and prepared food product lines and enter new markets in the Middle East and North Africa. In European countries where we have both fresh and prepared food operations, we are undertaking efforts to cross-market fresh products to supermarkets that once carried only our prepared food, and to market prepared food to our fresh produce customers. We also expect our net sales of Del Monte Gold® Extra Sweet pineapple in 2007, to approximate last year’s levels.

Cost of Products Sold

Cost of products sold is principally composed of two elements, product and logistics costs. Product cost for our produce is primarily composed of cultivation (the cost of growing crops), harvesting, packaging, labor, depreciation and farm administration. Product cost for produce obtained from independent growers is composed of produce and packaging costs. Logistics costs include land and sea transportation and expenses related to port facilities and distribution centers. Sea transportation cost is the most significant component of logistics costs and is comprised of the cost of vessel operating expenses and chartering refrigerated vessels. Vessel operating expenses for our owned vessels include operations, maintenance, depreciation, insurance, fuel, the cost of which is subject to commodity price fluctuations, and port charges. For chartered vessels, operating expenses include the cost of chartering the vessels, fuel and port charges. Variations in containerboard prices, which affect the cost of boxes and other packaging materials, and fuel prices, can have a significant impact on our product cost and our profit margins. Containerboard, plastic, resin and fuel prices have historically been volatile. Fuel prices increased by 5% and containerboard prices increased by 13% in 2004 as compared to 2003. During 2005, fuel costs increased an additional 41% and containerboard prices increased slightly and during 2006 the cost of fuel further increased by 21% and containerboard increased by an additional 17% as compared with 2005. This increase in containerboard and fuel prices has added approximately $28.0 million to our cost of products sold in 2006 as compared to 2005. As a result of the accelerated closing of our Hawaii pineapple operations and the shut-down of our Italy juice plant, we have included $24.6 million of deferred crop and other inventory write-downs related to Hawaii and $1.8 million of inventory write-downs related to the Italy plant shut-down, in cost of products sold in 2006. Also, the Kenya canned pineapple product withdrawal program resulted in an additional charge of $16.6 million that was recorded in our cost of products sold in 2006.

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

Asset Impairment and other charges

Asset impairment and other charges were $105.3 million in 2006 as compared with $3.1 million in 2005, an increase of $102.2 million. In 2006, we recorded asset impairment charges totaling $84.0 million consisting of the following: a) $21.7 million, as a result of continued operating losses due to underutilization of production facilities and machinery in Europe and Africa related to the prepared food segment; b) $27.6 million, primarily as a result of asset impairment tests for indefinite-lived intangible assets in the United Kingdom due to discontinued unprofitable product lines in the prepared food and other fresh produce segments and in the United States as the result of lower volume expectations in the other fresh produce segment; c) $17.4 million, as a result of continued operating losses and underutilization of facilities in Africa, Europe and the United States related to the other fresh produce and banana segments; d) $9.3 million, due to underutilized definite lived intangible assets in the North America transportation business related to the non-produce segment and in Europe related to the other fresh produce segment; and e) $8.0 million for the write-off of capitalized software costs in Europe and the United States due to discontinued usage. In addition, 2006 asset impairment and other charges include $11.4 million of net employee termination benefits charges and $9.9 million of contractual obligations charges related to the other fresh produce and processed food segments as a result of the accelerated closure of our Hawaii operations, the closure of our Italy juice plant and the closure and sale of our U.K. fresh-cut salad operation.

Selling, General and Administrative Expenses

Selling, general and administrative expenses include primarily the costs associated with selling in countries where we have our own sales force, advertising and promotional expenses, professional fees, general corporate overhead and other related administrative functions. The prepared food business requires a significant marketing effort, which is included in selling, general and administrative expenses.

Interest Expense

Interest expense consists primarily of interest on borrowings under working capital facilities that we maintain and interest on other long-term debt primarily for vessel purchases and capital lease obligations. In 2006, our average outstanding debt level increased which combined with higher interest rates, resulted in higher interest expense. In 2007, we expect increased borrowing levels under our credit facility and higher interest rates to result in higher interest expense.

Other Income (Expense), Net

Other income (expense), net, primarily consists of equity earnings in unconsolidated companies, together with currency exchange gains or losses and other miscellaneous income and expense items such as insurance recoveries and gain and losses from sales of investments and property, plant and equipment.

Provision for (Benefit from) Income Taxes

Income taxes consist of the consolidation of the tax provisions, computed on a separate entity basis, in each country in which we have operations. Since we are a non-U.S. company with substantial operations outside the United States, a substantial portion of our results of operations is not subject to U.S. taxation. Many of the countries in which we operate have favorable tax rates. We are subject to U.S. taxation on our distribution and fresh-cut operations in the United States. From time to time, tax authorities in various jurisdictions in which we operate audit our tax returns and review our business structures and positions and there are audits presently pending in various countries. There can be no assurance that any tax audits, or changes in existing tax laws or interpretations in countries in which we operate, will not result in an increased effective tax rate for us. We have established tax accruals for tax contingencies including those relating to various tax audits currently in process. The amount of income taxes due as a result of the eventual outcome of these audits may differ from the amount of estimated tax accruals.

Results of Operations

The following table presents, for each of the periods indicated, certain income statement data expressed as a percentage of net sales:

	Years ended
	December 29, 2006	December 30, 2005	December 31, 2004
Statement of Operations Data:
Net sales	100.0%	100.0%	100.0%
Gross profit	5.8	9.6	9.1
Selling, general and administrative expenses	6.3	5.9	4.5
Operating (loss) income	(3.7)	3.6	4.4
Interest expense	0.8	0.5	0.3
Net (loss) income	(4.5)	3.3	4.8

The following tables present for each of the periods indicated (i) net sales by geographic region, (ii) net sales by product category and (iii) gross profit by product category, and in each case, the percentage of the total represented thereby.

	Years ended
	December 29, 2006		December 30, 2005		December 31, 2004
	(U.S. dollars in millions)
Net sales by geographic region:
North America	$1,574.1	49%	$1,579.6	48%	$1,497.4	52%
Europe	1,123.2	35%	1,206.7	37%	940.5	32%
Asia	419.5	13%	376.6	12%	385.8	13%
Other	97.5	3%	96.8	3%	82.3	3%

Total	$3,214.3	100%	$3,259.7	100%	$2,906.0	100%

	Years ended
	December 29, 2006		December 30, 2005		December 31, 2004
	(U.S. dollars in millions)
Net sales by product category:
Bananas	$1,112.5	35%	$1,079.0	33%	$1,030.8	36%
Other fresh produce	1,622.2	50%	1,680.9	52%	1,638.7	56%
Prepared food	308.9	10%	329.5	10%	88.8	3%
Other products and services	170.7	5%	170.3	5%	147.7	5%

Total	$3,214.3	100%	$3,259.7	100%	$2,906.0	100%

Gross profit (loss) by product category:
Bananas	$15.6	8%	$37.5	12%	$23.0	9%
Other fresh produce	167.7	90%	217.4	70%	216.1	81%
Prepared food	(12.6)	(7)%	45.9	15%	16.3	6%
Other products and services	15.8	9%	10.7	3%	9.3	4%

Total	$186.5	100%	$311.5	100%	$264.7	100%

2006 Compared with 2005

Net Sales

Net sales in 2006 were $3,214.3 million compared with $3,259.7 million in 2005. The decrease in net sales of $45.4 million was principally due to lower net sales of other fresh produce and prepared foods partially offset by higher sales of bananas. Net sales of other fresh produce decreased by $58.7 million as compared with 2005, principally due to lower net sales of vegetables, tomatoes, non-tropical fruit, fresh-cut fruit and vegetables and potatoes partially offset by higher net sales of melons and grapes. The decrease in net sales of vegetables, tomatoes, potatoes and non-tropical fruit was the result of the rationalization of our North America vegetable program, the planned sales volume reduction in underperforming products and lower supplies of avocados. The decrease in net sales of fresh-cut fruit and vegetables was the result of our decision to discontinue our fresh-cut salad operation in the U.K. during the second quarter of 2006. The increase in net sales of melons was due to higher per unit sales price and sales volumes. The increase in net sales of grapes was the result of increased sales volumes. The decrease in net sales of prepared food of $20.6 million was principally due to continued competitive pressure combined with lower sales of Kenya canned pineapple during the Christmas holiday due to limited supplies as a result of the product withdrawal program. Banana net sales increased by $33.5 million primarily due to higher per unit sales prices in Asia, higher sales volumes in Asia and North America partially offset by lower per unit sales prices and sales volume in Europe.

Including the effect of our foreign currency hedges, net sales were positively affected by a weaker dollar versus the euro, British pound, Japanese yen and Korean Won. The net effect of foreign exchange in 2006 compared with 2005 was an increase in net sales of $80.4 million primarily related to $22.3 million attributed to the euro, $24.4 million to the British pound, $5.4 million to the Japanese yen and $23.7 million to the Korean won.

During 2006, one customer, Wal-Mart, Inc., accounted for approximately 12% of our total net sales. These sales are reported in our banana, other fresh produce and prepared food segments. No other customer accounted for 10% or more of our net sales. In 2006, the top ten customers accounted for approximately 31% of our net sales.

Cost of Products Sold

Cost of products sold was $3,027.8 million in 2006 compared with $2,948.2 million in 2005, an increase of $79.6 million. Based on the closing of our Hawaii pineapple operations and as a result of changes in circumstances caused by the inefficiencies from employee turnover, reductions in forecasted production volume and a decline in market prices, an impairment of deferred growing crops of $24.6 million was recorded in cost of products sold during 2006. Additionally, as a result of low level contamination of the prepared food segment canned pineapple products from our Kenyan operation, a product withdrawal and disposal program was initiated during 2006 resulting in a charge of $16.6 million that was recorded in cost of products sold. Also recorded in cost of products sold during 2006 were $1.8 million of inventory write-offs attributed to the closure of our Italian prepared food segment juice plant. The remaining increase in cost of products sold of $36.6 million was primarily attributed to increased ocean freight and inland transportation which resulted from a 21% increase in fuel costs, increased vessel operating costs and higher fruit procurement and production costs. These higher costs may continue in the near term.

Gross Profit

Gross profit was $186.5 million in 2006 compared with $311.5 million in 2005, a decrease of $125.0 million. The decrease in gross profit was primarily attributable to lower gross profit on prepared food of $58.5 million, lower gross profit on other fresh produce of $49.7 million, and lower gross profit on bananas of $21.9 million, partially offset by increased gross profit on other products and services of $5.1 million. Gross profit on the prepared food segment decreased due to higher production costs combined with lower sales due to continued competitive pressure in the U.K. market in the canned fruit and shelf-stable juice product lines. Also contributing to the decrease in gross profit on the prepared food segment in 2006 was $16.6 million in charges related to the product recall and withdrawal program that resulted from low level contamination of our Kenya canned pineapple products and $1.8 million of inventory write-downs as a result of the shut-down of our Italy juice plant.

Gross profit on the other fresh produce segment decreased primarily due to lower gross profit on gold pineapples as a result of lower per unit sales price that resulted from increased competition and higher costs, lower gross profit on grapes that resulted from inclement weather conditions in our major sourcing areas, higher costs and by $24.6 million in deferred crop and other inventory write-downs related to the accelerated closure of our Hawaii pineapple operations. Partially offsetting these decreases in gross profit on the other fresh produce segment in 2006 as compared with 2005, is increased gross profit on tomatoes that resulted from the elimination of less profitable varieties and higher per unit sales prices.

Gross profit on bananas decreased principally due to lower per unit sales prices in the EU that resulted from increased competition as a direct result of the new tariff-only system partially offset by higher gross profit in Asia and North America. Another contributing factor to the decline in gross profit on bananas was higher ocean freight, inland transportation and raw material costs that resulted from higher fuel costs and vessel operating costs.

The increase in gross profit in the other products and services segment was primarily attributed to higher gross profit in the third-party freight and Jordan poultry businesses.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased $10.7 million to $201.6 million in 2006 compared with $190.9 million in 2005. The increase is primarily attributable to expenses associated with our European multi-media brand image campaign and by $6.6 million of stock-based compensation expense.

Asset Impairment and other charges

Asset impairment and other charges were $105.3 million in 2006 as compared with $3.1 million in 2005, an increase of $102.2 million. In 2006, we recorded asset impairment charges totaling $84.0 million consisting of the following: a) $21.7 million, as a result of continued operating losses due to underutilization of production facilities and machinery in Europe and Africa related to the prepared food segment; b) $27.6 million, primarily as a result of asset impairment tests for indefinite-lived intangible assets in the United Kingdom due to discontinued unprofitable product lines in the prepared food and other fresh produce segments and in the United States as the result of lower volume expectations in the other fresh produce segment; c) $17.4 million, as a result of continued operating losses and underutilization of facilities in Africa, Europe and the United States related to the other fresh produce and banana segments; d) $9.3 million, due to underutilized definite lived intangible assets in the North America transportation business related to the non-produce segment and in Europe related to the other fresh produce segment; and e) $8.0 million for the write-off of capitalized software costs in Europe and the United States due to discontinued usage. In addition, 2006 asset impairment and other charges include $11.4 million of net employee termination benefits charges and $9.9 million of contractual obligations charges related to the other fresh produce and processed food segments as a result of the accelerated closure of our Hawaii operations, the closure of our Italy juice plant and the closure and sale of our U.K. fresh-cut salad operation.

In 2005, based on the underutilization of a facility in North America related to the other fresh produce segment and as a result of damages sustained from Hurricane Katrina at the New Orleans distribution center, an asset impairment charge of $3.1 million was recorded.

Operating Income (Loss)

Operating loss in 2006 was $120.4 million compared with an operating income of $117.5 million in 2005, a decrease of $237.9 million. The operating loss is primarily attributable to lower gross profit, increased asset impairment and other charges and higher selling, general and administrative expenses.

Interest Expense

Interest expense increased $9.9 million to $27.0 million in 2006 compared with $17.1 million in 2005. The increase in interest expense was attributable to higher average debt balances and higher interest rates.

Other Income (Expense), Net

Other income (expense), net was income of $0.4 million in 2006 compared with an expense of $3.1 million in 2005. The increase of $3.5 million was principally due to insurance recoveries and gains associated from early termination of foreign exchange contracts.

Benefit from Income Taxes

Benefit from income taxes was $0.5 million in 2006, compared with $8.3 million in 2005, a decrease of $7.8 million. The income tax benefit of $0.5 million in 2006 is primarily attributable to net operating losses in certain jurisdictions. However, the majority of the losses incurred during 2006 did not result in taxable benefits due to the uncertainty of the utilization of these net operating losses against future taxable income. The benefit from income taxes of $8.3 million in 2005 includes increases in net deferred tax assets as a result of net operating losses expected to be utilized against future taxable income in certain jurisdictions as well as reversals of certain tax contingency accruals.

2005 Compared with 2004

Net Sales

Net sales in 2005 were $3,259.7 million compared with $2,906.0 million in 2004. The increase in net sales of $353.7 million was primarily attributed to higher net sales of prepared food, other fresh produce, bananas and other products and services. Net sales of prepared food increased $240.7 million during 2005 due to the acquisition of Del Monte Foods business during the fourth quarter of 2004. Net sales of other fresh produce increased $42.2 million due to higher net sales of fresh-cut fruit and vegetables, avocados and melons, partially offset by reduced net sales of non-tropical fruit, vegetables and other fruit as a result of lower sales volume. Net sales of fresh-cut fruit and vegetables increased 32% due to higher volumes sold to an expanding customer base and net sales of avocados and melons increased due to higher sales volume and per unit sales prices. The increase in net sales of bananas of $48.2 million was attributed to higher sales volume in Asia combined with a 21% increase in per unit selling prices in Europe, partially offset by lower sales volume in the North American and European Regions. The increase in net sales of other products and services of $22.6 million was principally due to increased net sales in our third party freight service as a result of higher freight volume and increased rates combined with increased net sales from our Jordanian poultry operations.

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

Cost of Products Sold

Cost of products sold was $2,948.2 million in 2005 compared with $2,641.3 million in 2004, an increase of $306.9 million. This increase is primarily attributed to the new prepared food business in Europe combined with higher fruit procurement, containerboard, ocean freight, inland transportation and other operating costs, including a 41% increase in fuel costs. These cost increases are expected to continue in 2006.

Gross Profit

Gross profit was $311.5 million in 2005 compared with $264.7 million for the same period in 2004. The increase in gross profit of $46.8 million is principally due to the new prepared food business in Europe, which contributed $30.4 million of the increase combined with higher gross profit on bananas and other products and services. Gross profit for other fresh produce during 2005 was relatively the same as in 2004 as a result of higher gross profit on melons, fresh-cut fruit and vegetable, other fruit and vegetables which resulted from increased per unit selling prices were offset by reduced gross profit on gold pineapples, tomatoes and non-tropical fruit. Gross profit on gold pineapples decreased 14% due to increased competition which resulted in lower per unit selling prices. As a percentage of net sales, gross profit margins increased to 9.6% in 2005 as compared with 9.1% in 2004.

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

Other Income (Expense), Net

Other income (expense), net was an expense of $3.1 million in 2005 compared with income of $6.9 million in 2004. The decrease of $10.0 million was principally due to foreign exchange losses incurred in 2005 combined with equity losses from unconsolidated subsidiaries, partially offset by increased royalty income as a result of the new prepared food business in Europe.

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

	Years ended
	December 29, 2006	December 30, 2005
Net sales:
First quarter	$840.0	$838.5
Second quarter	907.1	922.8
Third quarter	729.6	740.5
Fourth quarter	737.6	757.9

Total	$3,214.3	$3,259.7

Gross profit (loss):
First quarter	$67.7	$117.0
Second quarter	71.3	103.5
Third quarter	(8.8)	50.5
Fourth quarter	56.3	40.5

Total	$186.5	$311.5

Item 5B. Liquidity and Capital Resources

Net cash provided by operating activities for 2006 was $25.3 million, a decrease of $84.7 million from 2005. The decrease in cash provided by operating activities was principally attributed to the net loss in 2006 combined with changes in other operating assets and liabilities. Net cash provided by operating activities for 2005 was $110.0 million, a decrease of $47.0 million from 2004. The decrease in net cash provided by operating activities was principally attributable to lower net income combined with funding higher levels of working capital in 2005 compared with 2004.

Working capital was $425.2 million at December 29, 2006, compared with $416.2 million at December 30, 2005, an increase of $9.0 million. This increase in working capital is principally attributed higher levels of cash and cash equivalents and inventory partially offset by lower trade accounts receivable.

Net cash used in investing activities was $84.3 million for 2006, $78.1 million for 2005 and $412.0 million for 2004. Net cash used in investing activities for 2006 consisted primarily of capital expenditures of $102.1 million partially offset by $17.8 million of proceeds from sale of assets. Capital expenditures for 2006 consisted primarily of new distribution and manufacturing facilities in the Middle East and expansion of production operations in the Philippines, South America and Africa. Proceeds from sale of assets consisted primarily of the sale of the fresh-cut salad operations in the U.K. and a potato repack facility in the U.S.

Net cash provided by investing activities for 2005 consisted principally of capital expenditures of $81.1 million partially offset by proceeds from sale of assets of $3.7 million. Capital expenditures in 2005 consisted primarily of expansion of production operations in South America, the Philippines, Africa and the Middle East and for information technology initiatives.

Net cash used in investing activities for 2004 consisted primarily of purchase of subsidiaries, net of cash acquired and capital expenditures. Purchase of subsidiaries consisted of the acquisition of Del Monte Foods for $302.3 million, which is net of $24.0 million of assumed debt and $13.3 million of cash acquired combined with the acquisition of Can-Am for $18.6 million, net of $0.2 million of cash acquired. Capital expenditures in 2004 consisted primarily of expansion of our distribution facilities and fresh-cut facilities in Europe and North America, expansion of production facilities in South America and information technology initiatives in North America, Europe and Asia.

On October 1, 2004, we acquired Del Monte Foods, including its operations in Europe, Africa and the Middle East. We acquired Del Monte Foods for $339.6 million financed primarily through cash on hand and borrowings under our credit facility. Del Monte Foods is a vertically integrated producer, marketer and distributor of prepared fruit and vegetable, juices, beverages, snacks and desserts. Through this acquisition we added an array of products and brands to our existing portfolio of fresh and fresh-cut produce. The company holds a perpetual, royalty-free license to use the DEL MONTE® brand for prepared and/or canned foods in more than 100 countries throughout Europe, Africa and the Middle East. DEL MONTE® is one of the leading brands for canned fruit and pineapple in many Western European markets and is a leading brand in the U.K. beverage market. This acquisition provided us with new markets enhancing our ability to sell our branded fresh and processed products together under the DEL MONTE® name and strengthens our presence in Europe and other key markets. Del Monte Foods’ juices, beverages and prepared fruit and vegetables are processed at facilities in the United Kingdom, Greece and South Africa, while its pineapple is cultivated and processed at its plantation and cannery in Kenya.

On August 11, 2004, we acquired Can-Am Express, Inc. and RLN Leasing, Inc. (collectively, “Can-Am”), a nationally-recognized refrigerated trucking operation based in Fargo, North Dakota. This acquisition included a fleet of 150 tractors and 200 trailers, and facilities in Fargo, North Dakota; Denton, Texas; and Cincinnati, Ohio. Can-Am provided over-the-road trucking services. Our acquisition of Can-Am has enabled us to provide comprehensive distribution services to our retail and foodservice customers.

Net cash provided by financing activities of $73.9 million for 2006 was principally attributed to net borrowing of long-term debt of $108.3 million partially offset by $28.9 million of payments of dividends and $5.8 million of purchases of treasury shares.

Net cash used in financing activities of $51.0 million for 2005 was principally attributed to payment of cash dividends of $46.3 million combined with net repayment of long-term debt of $8.3 million, partially offset by proceeds from stock options exercised of $3.6 million.

Net cash provided by financing activities of $240.7 million for 2004 was principally attributable to proceeds from long-term debt of $545.1 million and proceeds from stock options exercised of $4.4 million, partially offset by payments on long-term debt of $238.8 million, payments of debt of acquired subsidiary of $24.0 million and payment of dividends of $46.0 million.

In recent years, we have financed our working capital and other liquidity requirements primarily through cash from operations and borrowings under our credit facility. We have a credit facility administered by Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A., “Rabobank Nederland,” New York Branch, which we refer to as Rabobank. Our obligations under the credit facility are guaranteed by certain of our subsidiaries. On March 21, 2003, Fresh Del Monte, and certain wholly-owned subsidiaries entered into a $400.0 million, four-year syndicated revolving credit facility, with Rabobank Nederland, New York Branch, as administrative agent. On November 9, 2004, the facility was amended to increase the total commitment to $600.0 million, to add a term loan commitment of up to $400.0 million, to extend its maturity to November 10, 2009 and to increase the letter of credit facility to $100.0 million (collectively, the “Credit Facility”). On February 14, 2006, the Credit Facility was amended to increase the allowable repurchase by Fresh Del Monte of its stock in an aggregate amount not to exceed $300.0 million.

On May 10, 2006, the Credit Facility was modified to amend certain financial covenants and Fresh Del Monte borrowed $150.0 million of the available term loan commitment and used the proceeds to re-pay a portion of the revolving facility. On December 27, 2006 the Credit Facility was further amended to modify the applicable ratios used to determine margins for advances under the facility and to amend certain financial covenants. The term loan is a five-year amortizing loan with quarterly payments of principal and interest. The interest rate (7.875% at December 29, 2006) is based on a spread over London Interbank Offer Rate (“LIBOR”).

The Credit Facility is collateralized directly or indirectly by substantially all of Fresh Del Monte’s assets and is guaranteed by certain of Fresh Del Monte’s subsidiaries. The Credit Facility permits borrowings with an interest rate (7. 8993% at December 29, 2006) depending on Fresh Del Monte’s leverage ratio, based on a spread over LIBOR. At December 29, 2006, there was $444.3 million outstanding under the Credit Facility.

The Credit Facility requires Fresh Del Monte to be in compliance with various financial and other covenants and limits the amount of future dividends and capital expenditures. As of December 29, 2006, Fresh Del Monte was in compliance with all of the financial and other covenants contained in the Credit Facility.

At December 29, 2006, Fresh Del Monte had $287.0 million available under committed working capital facilities, primarily all of which is represented by the Credit Facility. The Credit Facility also includes a swing line facility and a letter of credit facility. At December 29, 2006, Fresh Del Monte applied $18.2 million to the letter of credit facility, comprised primarily of certain contingent obligations and other governmental agencies guarantees combined with guarantees for purchases of raw materials and equipment.

As of December 29, 2006, Fresh Del Monte had $469.9 million of long-term debt and capital lease obligations, including the current portions, consisting of $444.3 million outstanding under the Credit Facility, $13.0 million of capital lease obligations and $12.6 million of other long-term debt and notes payable.

As a result of the closure of our Hawaii and Italy facilities, we expect to pay approximately $19.9 million during 2007 and $2.1 million during 2008 in termination benefits and contract obligations. These cash outlays will be funded from operating cash flows and available borrowings under our Credit Facility.

Principal capital expenditures planned for 2007 consist of $96.9 million for expansion of our distribution and manufacturing facilities in the Middle East and expansion of our production facilities in South America, the Philippines and Africa. We expect to fund our capital expenditures in 2007 from operating cash flows and borrowings under our Credit Facility. We generated cash from operations of $25.3 million in 2006 and had $284.7 million available under our Credit Facility as of December 29, 2006. Based on our operating plan and borrowing capacity of our Credit Facility, we believe we have sufficient cash to meet our obligations in 2007. This belief is based on our positive operating plan for 2007 and cash flow in recent years.

Other

We are involved in several legal and environmental matters which, if not resolved in our favor, could require significant cash outlays and could have a material adverse effect on our results of operations, financial condition and liquidity. See “Business Overview - Environmental Matters” and “Legal Proceedings.”

Recent Development

On February 1, 2007, we ceased using Ahmed Abu-Ghazaleh & Sons Company (“AAG”), a related party through common ownership, as distributors in Dubai, U.A.E. and we began our own direct distribution.

Item 5C. Research and Development, Patents and Licenses, Etc.

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

Some of the research and development projects include:

•	the development of the “Del Monte Gold® Extra Sweet” pineapple; and the Del Monte Honey Gold™ pineapple; and

•	improved irrigation methods and soil preparation for melon planting.

Our total corporate research and development expenses were $2.9 million, $2.9 million and $2.8 million for 2006, 2005 and 2004, respectively, and are included in selling, general and administrative expenses.

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

As a result of the Del Monte Foods acquisition, we have a royalty-free perpetual license to use the Del Monte trademark in connection with the production, manufacture, sale and distribution of prepared food and beverages in over 100 countries throughout Western, Eastern and Central Europe, Africa and the Middle East.

We also sell produce under several other brands for which we have obtained registered trademarks, including UTC®, Rosy®, Fruit Express®, Just Juice®, Fruitini® and other regional brands.

Item 5D. Trend Information

Our net sales growth in recent years has been achieved primarily through increased sales volume in existing markets of other fresh produce, primarily pineapples, melons and non-tropical fruit and favorable pricing on our “Del Monte Gold®Extra Sweet” pineapple. Also contributing to our sales growth has been the new products that resulted from our recent acquisitions including tomatoes and prepared food combined with expansion of value-added services such as banana ripening. Our net sales growth in recent years is also attributable to a broadening of our product line with the expansion of our fresh-cut produce business. We expect our net sales growth to continue to be driven by increased sales volumes in our other fresh produce segment and the prepared food segment. In Europe, Africa and the Middle East, we expect our net sales to increase due to the prepared food product offerings and increased sales of fresh fruit. In addition, we expect to increase our sales in Europe by developing new products in the fresh and prepared food product lines and enter new markets in Eastern Europe, the Middle East and North Africa. We also expect our net sales of Del Monte Gold® Extra Sweet pineapple to approximate last year’s levels

In the pineapple, grape and non-tropical fruit markets, we believe that the high degree of capital investment and cultivation expertise required, as well as the longer length of the growing cycle, makes it relatively difficult to enter the market. However, in recent years we have experienced an increase in competition to Del Monte Gold® Extra Sweet pineapple which has affected our results. We expect these competitive pressures to continue in 2007.

In the EU, the banana import license system was replaced with a tariff-only banana import system effective January 1, 2006. This new tariff-only banana import regime established a tariff of 176 euros per ton for bananas imported from Latin American countries. The effect of this new tariff-only system on the European banana market has resulted in increased supply to this market which in turn had the effect of reducing our per unit net sales prices by 5% in 2006 as compared with 2005. We expect this market to stabilize and per unit net sales prices to increase slightly during 2007.

Also adversely affecting our financial results in 2006 has been increased competitive pressure in the U.K. market in the canned fruit and shelf-stable juice product lines. We expect these competitive pressures to continue in 2007.

Our costs are determined in large part by the prices of fuel and packaging materials, including containerboard, plastic, resin and tin plate. Any significant increase in the cost of these items could also materially and adversely affect our operating results. Other than the cost of our products (including packaging), sea and inland transportation costs represent the largest component of cost of products sold. Our average cost of fuel increased by 5% and containerboard increased by 13% in 2004 as compared with 2003. During 2005, the cost of fuel increased an additional 41% and containerboard increased slightly, as compared with 2004 and during 2006, the cost of fuel further increased by 21% and containerboard increased by 17% as compared with 2005. These increases in the cost of fuel and containerboard have negatively impacted our results of operations. In addition, we are subject to the volatility of the short-term charter vessel market because approximately 28% of our refrigerated vessels are chartered rather than owned. These charters are primarily short-term, typically for periods of one to three years. Charter rates have generally increased during 2005 and 2006 as compared with the relevant prior year. These higher costs may continue in the near term.

Item 5E. Off-Balance Sheet Arrangements

Not applicable.

Item 5F. Tabular Disclosure of Contractual Obligations

The following details information with respect to our contractual obligations as of December 29, 2006.

	(U.S. dollars in millions)
Payments by period:	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Fruit purchase agreements	$1,991.2	$367.9	$525.0	$390.0	$708.3
Purchase obligations	205.4	134.4	51.6	9.6	9.8
Operating leases	111.9	22.0	18.6	15.9	55.4
Capital lease obligations (including interest)	13.8	6.0	4.0	3.0	0.8
Long-term debt	457.0	5.6	5.3	303.4	142.7

Totals	$2,779.3	$535.9	$604.5	$721.9	$917.0

We have agreements to purchase the entire production of certain products of our independent growers in Costa Rica, Guatemala, Ecuador, Cameroon, Colombia, Chile, Brazil and the Philippines that meet our quality standards. Total purchases under these agreements amounted to $575.3 million, $585.9 million and $571.4 million for 2006, 2005 and 2004, respectively.

I tem 6. Directors, Senior Management and Employees

Directors and Senior Management

The names and positions of our directors and senior management, as of December 29, 2006, are as follows:

Name	Position	Current Position Held Since (1)

Mohammad Abu-Ghazaleh	Chairman of the Board, Director and Chief Executive Officer	December 20, 1996

Hani El-Naffy	President, Director and Chief Operating Officer	December 20, 1996

John F. Inserra	Executive Vice President and Chief Financial Officer	December 7, 1994

Bruce A. Jordan	Senior Vice President, General Counsel and Secretary	September 3, 2002

Jean-Pierre Bartoli	Senior Vice President, Europe, Africa and Middle East	April 1, 1997

Emanuel Lazopoulos	Senior Vice President, North America Sales, Marketing and Product Management	June 16, 2005

Paul Rice	Senior Vice President, North America Operations	June 16, 2005

José Antonio Yock	Senior Vice President, Central America	July 20, 1994

José Luis Bendicho	Vice President, South America	March 30, 2000

Marissa R. Tenazas	Vice President, Human Resources	May 1, 1999

Linda Conway	Vice President, Integration and Special Projects	November 1, 2002

Helmuth Lutty	Vice President, Shipping Operations	September 1, 2006

Antolin D. Saiz	Vice President, Internal Audit	May 24, 1999

Jimenez Tenazas	Vice President, Asia-Pacific	May 8, 2006

Dr. Thomas R Young	Vice President, Research, Development & Agricultural Services	January 15, 2001

Amir Abu-Ghazaleh	Director	December 20, 1996

Maher Abu-Ghazaleh	Director	December 20, 1996

Salvatore H. Alfiero	Director	December 6, 2002

Michael J. Berthelot	Director	May 3, 2006

Edward L. Boykin	Director	November 1, 1999

John H. Dalton	Director	May 11, 1999

(1)	Officers who held positions with us prior to December 20, 1996 held those positions with Fresh Del Monte Produce N.V.

Mohammad Abu-Ghazaleh – Chairman of the Board, Director and Chief Executive Officer. Mr. Abu-Ghazaleh has served as our Chairman of the Board of Directors and Chief Executive Officer since December 1996. He is also the Chairman and Chief Executive Officer of IAT Group Inc. Mr. Abu-Ghazaleh was President and Chief Executive Officer of United Trading Company from 1986 to 1996. Prior to that time, he was Managing Director of Metico from 1967 to 1986. Mr. Abu-Ghazaleh also serves on the Board of Directors of Jordan Kuwait Bank, International General Insurance Co. Ltd., Arab Pharmaceutical Manufacturing Company and Amwal Invest.

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

Bruce A. Jordan – Senior Vice President, General Counsel and Secretary. Mr. Jordan joined us in 1990 and served as our Assistant General Counsel. In 1994, he was appointed Vice President, General Counsel and Secretary, a position he held until April 1997. When he left us, he served as General Counsel for a publicly traded South Florida-based provider of pediatric subspecialty physician services. In November 2001, he became General Counsel for a publicly traded worldwide provider of spa and salon products and services for cruise lines, luxury resorts and day spas. In September 2002, Mr. Jordan re-joined us as Vice President, General Counsel and Secretary. He was appointed Senior Vice President, General Counsel and Secretary in December 2006.

Jean-Pierre Bartol – Senior Vice President, Fresh (Europe, Africa and Middle East). Mr. Bartoli has served as our Senior Vice President, Fresh (Europe, Africa and Middle East) since April 1997. Prior to that time, he served as our Financial Director for the European and African region from 1990 to 1997. Mr. Bartoli held various financial positions in our European operations from 1983 to 1990.

Emanuel Lazopoulos – Senior Vice President, North America Sales, Marketing and Product Management. Mr. Lazopoulos has served as our Senior Vice President, North America and Product Management since June 2005. Prior to that time, he served as our Vice President Fresh-Cut operations in North America from 2003 to 2005. Mr. Lazopoulos’ career in the fresh foods industry included past experience as Managing Director of NewStar Fresh Foods, as Vice President of DNA Plant Technology and as Vice President of Dole Fresh Vegetables.

Paul Rice – Senior Vice President, North America Operations. Mr. Rice has served as our Senior Vice President, North America Operations since June 2005. Prior to that time, he served as Vice President Distribution Center/Repack & Fresh-Cut Operations from 2001 to 2005. Prior to that, he held various senior management positions within Fresh Del Monte from 1988 to 2001.

José Antonio Yock – Senior Vice President, Central America. Mr. Yock has served as our Senior Vice President, Central America since July 1994. Prior to that time, he was our Vice President-Finance for the Latin American region from 1992 to July 1994. Mr. Yock joined us in 1982 and has served in various financial management positions.

José Luis Bendicho – Vice President, South America. Mr. Bendicho has served as our Vice President, South America since March 2000. From September 1998 until March 2000, he served as our Finance Regional Director in our South American Region. From 1997 through 1998, Mr. Bendicho served as our Manager of the Administration and Finance Division in our Chilean operations. Prior to 1997, Mr. Bendicho was Administration and Finance Manager for United Trading Company.

Marissa R. Tenazas – Vice President, Human Resources. Ms. Tenazas has served as our Vice President, Human Resources since May 1999. From December 1996 to April 1999, she served as our Senior Director Human Resources. From 1989 to 1996, she served as Human Resources Director for Suma Fruit International (USA), Inc., a subsidiary of IAT Group Inc.

Linda Conway – Vice President, Integration and Special Projects. Ms. Conway has served as our Vice President, Integration and Special Projects since November 2002. Prior to that time she served as Vice President, Corporate Planning from 2000 to 2002 and Vice President, Planning and Information Technology from 1998 to 2000. Ms. Conway held various senior management positions in finance and information technology functions for Fresh Del Monte from 1976 to 1998.

Helmuth Lutty – Vice President, Shipping Operation. Mr. Lutty was appointed our Vice President, Shipping Operations in September 2006. Prior to this appointment, he served as Sr. Director of Corporate Purchasing from 2003 to 2006. From 1997 to 2003, Mr. Lutty held senior management positions in our Shipping organization. Prior to joining Del Monte, Mr. Lutty was responsible for purchasing activities at Ravenscroft Shipping, Inc. from 1990 to 1997.

Antolin D. Saiz – Vice President, Internal Audit. Mr. Saiz has served as our Vice President, Internal Audit since May 1999. From 1996 until April 1999, he served as the Controller for Latin America for the Inacom Corporation. From 1993 through 1996, Mr. Saiz served in Financial Controllership roles for the Wackenhut and LifeFleet Corporations. Prior to that time, Mr. Saiz served as an Audit Manager with BDO Seidman, CPAs.

Jimenez Tenazas – Vice President, Asia Pacific. Mr. Tenazas was appointed our Vice President, Asia Pacific in May 2006. Prior to this appointment, he served as Vice President, Deciduous & Citrus Operations for the North America Region from 1998 through May 2006. Before joining Del Monte, Mr. Tenazas served as the Chief Financial Officer for IAT Group, Inc. from 1996 to 1998 and Chief Financial Officer for Suma Fruit International from 1989 to 1996.

Dr. Thomas R Young – Vice President, Research, Development and Agricultural Services. Dr. Young served as our Vice President, Research, Development and Agricultural Services since January 2001. From 1975 to 2000, he served in a variety of Research and Development positions with Syngenta Corporation, formerly Novartis Crop Protection coordinating national and international research programs involving plant disease control on vegetable, field, fruit and ornamental crops.

Amir Abu-Ghazaleh – Director. Mr. Abu-Ghazaleh has served as our Director since December 1996. He is currently the General Manager of Abu-Ghazaleh International Company and has held this position since 1987.

Maher Abu-Ghazaleh – Director. Mr. Abu-Ghazaleh has served as our Director since December 1996. He is presently the Managing Director of Suma International General Trading and Contracting Company. Prior to this, he served as the General Manager of Metico from 1975 to 1995.

Salvatore H. Alfiero – Director. Mr. Alfiero has served as our Director since December 2002. In May 2001, Mr. Alfiero founded Protective Industries, LLC and currently serves as its Chairman and Chief Executive Officer. In March 1969, Mr. Alfiero founded Mark IV Industries, Inc. and served as its Chairman and Chief Executive Officer until its sale in September 2000. Mr. Alfiero also serves on the Board of Directors of The Phoenix Companies, HSBC Bank USA, HSBC North America Holdings and Southwire Company.

Michael J. Berthelot – Director. Mr. Berthelot has served as our Director since May 2006. He is the Chief Executive Officer of Cito Capital Corporation, a strategic consulting firm. From 1992 to 2003 he served as Chairman and Chief Executive Officer of TransTechnology Corporation, a publicly traded multinational manufacturing firm and from 2003 until July 2006 he continued to serve as its non-executive Chairman. Mr. Berthelot is a Certified Public Accountant and serves on the boards of several privately held companies in the technology and financial services industries.

Edward L. Boykin – Director. Mr. Boykin has served as our Director since November 1999. Following a 30-year career with Deloitte & Touche, Mr. Boykin retired in 1991 and is currently a private consultant. Mr. Boykin also serves on the board of Blue Cross and Blue Shield of Florida, Inc.

John H. Dalton – Director. Mr. Dalton has served as our Director since May 1999. He is the President of the Housing Policy Council of the Financial Services Roundtable. Formerly, he was President of IPG Photonics Corporation. He has held three presidential appointments. Mr. Dalton served as Secretary of the Navy from July 1993 through November 1998. He served as a member and Chairman of the Federal Home Loan Bank Board from December 1979 through July 1981. Mr. Dalton held the position of President of the Government National Mortgage Association of the U.S. Department of Housing and Urban Development from April 1977 through April 1979. Mr. Dalton is Chairman of the board of directors of Breeze- Eastern Corporation and is a member of the board of eSpeed, Inc. and IPG Photonics Corporation.

Mr. Mohammad Abu-Ghazaleh, Mr. Amir Abu-Ghazaleh and Mr. Maher Abu-Ghazaleh are brothers and, together with other members of the Abu-Ghazaleh family, are shareholders of IAT Group, Inc., our principal shareholder, which controls our company.

Compensation

The aggregate compensation expense with respect to services rendered by all directors and senior management of our Company as a group during 2006 was $6.2 million. In addition, there was $0.1 million in stock option compensation to the directors and senior management during 2006 as a result of stock option exercises. There is an agreement that provides for annual incentive payments equal to the sum of (i) 2% of the amount of our consolidated net income up to $20 million and (ii) 1 1/2% of the amount of our consolidated net income above $20 million. In 2006, since we incurred a net loss, there were no payments made under this plan. Starting in fiscal year 2003 and subsequent years, aggregate compensation expense includes (i) an incentive payment made under a program providing for annual incentive payments of up to 150% of annual compensation based on earnings per share, return on equity and revenue growth and (ii) performance incentive payments providing for payment of up to 25% in 2003 and 30% in 2004 (and subsequent years thereafter) of annual compensation based on achievement of performance objectives.

In 2006, we contributed or accrued an aggregate of $76,000 for the accounts of our executive officers under an incentive savings and security plan (the “Savings Plan”). The Savings Plan is a defined contribution pension plan that is qualified under Section 401(k) of the Internal Revenue Code of 1986. We make matching contributions for the accounts of participants in the Savings Plan generally equal to 50% of the contributions made by each such participant to the Savings Plan up to 6% of an employee’s compensation.

Board Practices

Our board of directors is divided into three classes, as nearly equal in number as possible, with one class being elected at each year’s annual general meeting of shareholders (“annual meeting”). Mr. Amir Abu-Ghazaleh, Mr. Edward L. Boykin and Mr. Salvatore H. Alfiero are in the class of directors whose term expires at the 2007 annual meeting. Mr. Maher Abu-Ghazaleh and Mr. Michael J. Berthelot are in the class of directors whose term expires at the 2008 annual meeting. Mr. Mohammad Abu-Ghazaleh, Mr. Hani El-Naffy and Mr. John H. Dalton are in a class of directors whose term expires at the 2009 annual meeting. At each annual meeting, successors to the class of directors whose term expires at such meeting will be elected to serve for three-year terms and until their successors are elected and qualified.

Our board of directors has established a compensation committee and an audit committee whose members are comprised solely of directors independent of our management. The compensation committee reviews our general compensation structure, reviews and recommends the compensation and benefits of directors and the chief executive officer, and recommends policies relating to our benefit plans. The audit committee oversees the engagement and evaluation of our independent auditors, reviews our accounting practices, internal financial and accounting controls, integrity of the our financial statements and financial reporting process, compliance by our legal and regulatory requirements, evaluation of enterprise risk issues and other responsibilities as set forth in the audit committee charter. The audit committee members are Mr. Edward L. Boykin, committee Chairman (audit committee financial expert), Mr. John H. Dalton and Mr. Michael J. Berthelot. The compensation committee members are Mr. Salvatore H. Alfiero, committee Chairman, Mr. Michael J. Berthelot and Mr. John H. Dalton. There are no contracts providing benefits upon termination to any director.

Employees

At year-end 2006, we employed approximately 37,500 persons worldwide, substantially all of whom are year-round employees. Approximately 84% of these persons are employed in production locations, of which the majority, are unionized. In addition, we employed a total of approximately 3,000 temporary workers during 2006, primarily in our U.S. fresh-cut operations.

We believe that our overall relationship with our employees and unions is satisfactory.

Share Ownership

Share Ownership of Directors and Senior Management

As of February 23, 2007, the aggregate number of our ordinary shares owned by our directors and senior management was 1,962,200. This number includes vested and exercisable options to purchase an aggregate of 739,700 ordinary shares under our Option Plans. Except as disclosed in Item 7 below, each director and member of senior management individually owns less than 1% of our outstanding ordinary shares (including for these purposes, ordinary shares subject to currently exercisable options to purchase ordinary shares).

Employee Stock Option and Incentive Plan

Effective immediately prior to the closing of our initial public offering in October 1997, we adopted the 1997 Share Incentive Plan (the “1997 Plan”) which provides for options to purchase an aggregate of 2,380,030 ordinary shares to be granted to non-employee directors and employees of our company who are largely responsible for the management, growth and protection of our business (“eligible persons”) in order to provide the eligible persons with incentives to continue with us and to attract personnel with experience and ability. On May 11, 1999, our shareholders approved and ratified and our Board of Directors adopted the 1999 Share Incentive Plan (the “1999 Plan”), which provides for options to purchase an aggregate of 2,000,000 ordinary shares to be granted to eligible persons. On May 1, 2002, the 1999 Plan was amended to increase the options to purchase ordinary shares to an aggregate of 4,000,000. On February 16, 2005, the Board of Directors approved an amendment to the 1999 Plan, which authorized an additional 2,000,000 shares increasing the aggregate ordinary shares to 6,000,000. In addition the aggregate number of options which may be granted to a single participant under the 1999 Plan increased by 1,000,000 to 2,000,000. Each option has an exercise price per share equal to the fair market value of an ordinary share on the grant date, and are usually exercisable with respect to 20% of the ordinary shares subject to the option on the date of grant and will become exercisable with respect to an additional 20% of the shares on each of the next four anniversaries of such date and will terminate ten years after the date of grant (unless earlier terminated under the terms of the 1997 and 1999 Plans).

The following table shows all options for ordinary shares outstanding as of February 23, 2007 under the 1997 and 1999 Plans:

Number of Options Outstanding	Exercise Price Per Share	Expiration Date
20,000	$14.22	May 2009
12,000	$8.38	November 2009
6,000	$9.28	November 2009
35,750	$5.95	April 2011
30,000	$22.01	December 2012
178,700	$19.76	February 2013
20,000	$25.83	February 2014
161,000	$23.82	April 2014
31,250	$32.28	February 2015
1,302,000	$29.84	April 2015
31,250	$19.76	March 2016
191,000	$18.31	May 2016
1,273,000	$15.78	August 2016

I tem 7. Major Shareholders and Related Party Transactions

Major Shareholders

In our Memorandum and Articles of Association, our authorized share capital consists of 200,000,000 ordinary shares having a par value of $0.01 per share, of which 58,039,180 shares were issued and 57,697,834 were outstanding as of February 23, 2007, and 50,000,000 preferred shares having a par value of $0.01 per share, none of which have been issued. Major shareholders do not have different voting rights than other shareholders.

The following table sets forth certain information as of February 23, 2007, with respect to each shareholder known to us to own more than 5% of our ordinary shares and with respect to the ownership of ordinary shares by all our directors and officers as a group. The information in the table has been calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934.

Person or Group	Number of Shares Owned	Percent of Class
IAT Group Inc. (1)(2)	25,180,636	43.6%
Sumaya Abu-Ghazaleh (2)(3)(5)	25,180,636	43.6%
Mohammad Abu-Ghazaleh (2)(4)(5)	27,575,541	47.8%
Oussama Abu-Ghazaleh (2)(4)(5)	25,963,875	45.0%
Maher Abu-Ghazaleh (2)(3)(5)	25,853,875	44.8%
Amir Abu-Ghazaleh (2)(3)(5)	26,240,017	45.5%
Fatima Abu-Ghazaleh (2)(3)(5)	25,180,636	43.6%
Nariman Abu-Ghazaleh (2)(3)(5)	25,180,636	43.6%
Maha Abu-Ghazaleh (2)(3)(5)	25,180,636	43.6%
Wafa Abu-Ghazaleh (2)(3)(5)	25,180,636	43.6%
Hanan Abu-Ghazaleh (2)(3)(5)	25,180,636	43.6%
All directors and officers as a group (19 persons) (6)	30,066,561	52.1%
Brandes Investment Partners, LP (7)	6,888,437	11.9%
FMR Corporation (8)	6,150,000	10.7%
Letko, Brosseau & Associates Inc. (9)	4,655,386	8.1%

(1)	The registered office address of IAT Group Inc. is c/o Walker, Walker House, Mary Street, P.O. Box 908 GT, George Town, Grand Cayman, Cayman Islands.
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

(3)	The business address of Sumaya Abu-Ghazaleh, Maher Abu-Ghazaleh, Amir Abu-Ghazaleh, Fatima Abu Ghazaleh, Nariman Abu-Ghazaleh, Maha Abu-Ghazaleh, Wafa Abu-Ghazaleh, and Hanan Abu-Ghazaleh is c/o Ahmed Abu-Ghazaleh & Sons Co. Ltd., No. 18, Hamariya Fruit & Vegetable Market, Dubai, United Arab Emirates.
(4)	The business address of Mohammad Abu-Ghazaleh and Oussama Abu-Ghazaleh is c/o Del Monte Fresh Produce (Chile) S.A., Avenida Santa Maria 6330, Vitacura, Santiago, Chile.
(5)	Includes 25,180,636 ordinary shares owned directly by IAT Group Inc., which each of the named individuals may be deemed to beneficially own indirectly by virtue of their ownership interest in IAT Group Inc.
(6)	Includes (i) 25,180,636 shares owned directly by IAT Group Inc., which each of Mohammad Abu-Ghazaleh, Maher Abu-Ghazaleh and Amir Abu-Ghazaleh may be deemed to beneficially own indirectly by virtue of his ownership interest in IAT Group Inc., (ii) an aggregate of 4,146,225 shares owned directly by certain directors and officers and (iii) an aggregate of 739,700 ordinary shares subject to vested and currently exercisable options held by certain directors and officers.
(7)	The business address of Brandes Investment Partners, L.P. is 11988 El Camino Real, San Diego, CA 92130-2594.
(8)	The business address of FMR Corporation is 82 Devanshire Street, Boston, MA 02109.
(9)	The business address of Letko, Brosseau & Associates Inc. is 1800 Avenue McGill College, Montreal H3A 3J6 CA.

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

We purchase melons, pineapples and related services from unconsolidated subsidiaries in the ordinary course of business. These transactions were conducted at arms-length. In 2006, 2005 and 2004, purchases from these unconsolidated companies totaled $60.8 million, $55.4 million and $54.7 million, respectively.

Sales to Ahmed Abu-Ghazaleh & Sons Company (AAG) a related party through common ownership were $62.0 million, $37.9 million and $33.5 million in 2006, 2005 and 2004, respectively. On February 1, 2007, we ceased using AAG as distributors in Dubai, U.A.E. and we began our own direct distribution.

During 2005 and 2004, we incurred expenses of $1.5 million and $1.0 million, respectively, for air transportation services for chartering of an aircraft that is indirectly owned by our chief executive officer. The rates charged for these transportation services were comparable to the market rates charged to other unrelated companies for the use of a similar aircraft. There were no expenses incurred during 2006 for air transportation services for chartering of an aircraft.

I tem 8. Financial Information

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

Description of Credit Facility

The following is a summary of the Credit Facility entered into by Fresh Del Monte and certain of its subsidiaries, as amended to date. The summary does not purport to be complete and is subject to, and qualified by reference to, the provisions of the Credit Facility, which we have filed with the SEC. Capitalized terms used but not defined below, have the meanings indicated in the Credit Facility.

Borrowers:	Fresh Del Monte Produce Inc.; Del Monte Fresh Produce International Inc.; Del Monte Fresh Produce N.A., Inc., Fresh Del Monte Ship Holdings Ltd.; Del Monte B.V.; Del Monte Fresh Produce (UK) Ltd.; Del Monte Foods International Ltd.; Del Monte International Inc.; and Del Monte Europe Ltd.

Lenders:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A., “Rabobank Nederland,” New York Branch (“Rabobank”); Nordea Bank Finland PLC, New York Branch; Wachovia Bank; Bank of America; Harris N.A.; ING Capital LLC; CoBank, ACB; JPMorganChase Bank; AGFirst Farm Credit Bank; SunTrust Bank N.A.; U.S. Bank N.A.; Farm Credit Services of America PCA; FCS Commercial Finance Group; Farm Credit West, PCA; First Farm Credit Services, PCA; Farm Credit Services of Mid America, PCA, Greenstone Farm Credit Services, ACA/FLCA; American AgCredit, PCA; and PCA Farm Credit Bank of Texas; US AgBank, FCB; Fortis Capital Corp.; LaSalle Bank; Regions Bank.

Agent:	Rabobank.

Facility:	$600 million revolving credit facility including a letter of credit facility of up to $100 million; a swing line facility of up to $15 million; a Hedge Agreement and foreign exchange contract facility; and an Incremental Term loan commitment of $400 million.

Purpose:	For general corporate purposes.

Guarantors:	Obligations under the facility are guaranteed by Fresh Del Monte Produce N.V.; Del Monte B.V.; Del Monte Fresh Produce (Asia-Pacific) Limited; Del Monte BVI Limited; Compañia de Desarrollo Bananero de Guatemala, S.A.; Del Monte Fresh Produce Company; FDM Holdings Limited; Corporación de Desarrollo Agricola Del Monte S.A.; Fresh Del Monte Produce (Canada), Inc.; Del Monte Fresh Produce (Southeast) Inc.;

Del Monte Fresh Produce (West Coast), Inc.; Del Monte Fresh Produce (Texas), Inc.; Del Monte Fresh Produce (Kansas City) Inc.; Del Monte Fresh Packaged Produce (UK) Ltd.; Global Reefer Carriers, Ltd.; Wafer Limited; Del Monte Fresh Produce (Chile) S.A.; Fresh Del Monte Japan Company Ltd.; Del Monte Fresh Produce Brasil Ltda.; Del Monte Foods Northern Europe Ltd. and each Borrower.

Maturity Date:	Earlier of (i) November 10, 2009 or (ii) termination of the facility commitment pursuant to the Credit Facility.

Interest Rate:	Base Rate advances bear interest at the greater of (i) Rabobank’s base rate from time to time and (ii) 0.50% per annum above the Federal Funds Rate plus a spread that varies between 0.0% and 1.25%. LIBOR advances bear interest at a rate based on the Official BBA LIBOR fixings plus a spread that varies between 0.625% and 2.5%. The spread for LIBOR advances is determined quarterly based on the level of our leverage ratio at the end of each fiscal quarter along with the three immediately preceding fiscal quarters and was 2.5% as of December 29, 2006.

Commitment Fee:	Varies between 0.175% and 0.500% per annum on the average daily unused commitment, payable quarterly in arrears. The rate is determined quarterly based on the level of our leverage ratio.

Collateral:	The revolving credit facility is collateralized directly or indirectly by substantially all of our assets and our material subsidiaries.

Financial Covenants:	The following financial covenants apply to Fresh Del Monte and our subsidiaries:

Maximum Leverage Ratio. Maintenance of a ratio of Consolidated Total Debt to Consolidated EBITDA for each fiscal quarter along with the three immediately preceding completed fiscal quarters, of not more than 5.25 to 1.0 for quarters ending before and on March 2007; 4.5 to 1.0 for the quarter ending June 2007; 4.25 to 1.0 for the quarter ending September 2007 and 4.0 to 1.0 for the quarter ending December 2007 and 3.50 to 1.0 for the quarters ending on or after March 2008.

Minimum Tangible Net Worth. Maintenance of Consolidated Tangible Net Worth as of the end of each fiscal quarter of not less than the sum of (i) $570,000,000 plus (ii) 50% of our cumulative Consolidated Net Income for fiscal quarters ending on and after June 2006.

Minimum Interest Coverage. Maintenance of a ratio of Consolidated EBITDA to Consolidated Interest Expense for each fiscal quarter along with the three immediately preceding completed fiscal quarters, of not less than 3.0 to 1.0.

Capital Expenditures. Capital expenditures not to exceed (i) $165,000,000, in the case of the fiscal year ending December 2006 (ii) $125,000,000, in the case of the fiscal year ending December 2007 and each fiscal year ending thereafter.

Certain Other Covenants:	Other covenants applicable to the Borrowers include limitations on liens, the incurrence or prepayment of debt, the payment of dividends, mergers and similar transactions; sales of assets, investments, amendments to the constituent documents; a requirement to pledge the inventory, receivables and intellectual property of and equity interests in any subsidiary that becomes a Material Subsidiary; pre-acquisition compliance certification with certain financial and other covenants on Investments in excess of $100,000,000; and a negative pledge.

Events of Default:	Events of Default include non-payment, material misrepresentation, covenant default, cross-default, unenforceability of Security or Loan documents, bankruptcy and insolvency, certain judgments, a Change in Control and certain Employee Retirement Income Security Act events.

Governing Law:	The laws of the State of New York.

Pursuant to the Credit Facility as amended, the Borrowers and their subsidiaries generally are prohibited from:

•	incurring debt and related liens, with certain limited exceptions;

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

provided however, that, (i) so long as there is no continuing default under the Credit Facility as amended and no default would result, we may declare and pay dividends and distributions in cash solely out of and up to 70% of our net income (computed on a non-cumulative, consolidated basis in accordance with U.S. generally accepted accounting principles, or GAAP) for the fiscal year immediately preceding the year in which the dividend or distribution is paid; (ii) any subsidiary of a Borrower may declare and pay cash dividends to the Borrower and to any other wholly-owned subsidiary of a Borrower of which it is a direct or indirect subsidiary; (iii) any subsidiary that is not a wholly owned subsidiary may declare and pay cash dividends consistent with past practices; and (iv) we may repurchase our own Stock in an aggregate amount not to exceed $100,000,000, subsequently increased to $300,000,000 on February 16, 2006. See Item 5B, “Recent Developments”.

Legal Proceedings

DBCP Litigation

Beginning in December 1993, certain of our U.S. subsidiaries were named among the defendants in a number of actions in courts in Texas, Louisiana, Hawaii, California and the Philippines involving allegations by numerous non-U.S. plaintiffs that they were injured as a result of exposure to a nematocide containing the chemical dibromochloropropane (“DBCP”) during the period from 1965 to 1990.

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

In 1997, plaintiffs from Costa Rica and Guatemala named certain of our U.S. subsidiaries in a class action in Hawaii. The action was dismissed by a federal district court on grounds of forum non conveniens in favor of the courts of the plaintiffs’ home countries and the plaintiffs appealed this decision. As a result of the dismissal of the Hawaiian action, several Costa Rican and Guatemalan individuals filed the same type of actions in those countries. The Guatemalan action was dismissed for plaintiff’s failure to prosecute the action. On April 22, 2003, the Supreme Court of the United States affirmed the plaintiffs’ appeal of the dismissal, thereby remanding the action to the Hawaiian state court. A status conference was held in Hawaiian state court on June 2, 2006. On September 12, 2006, defendants motion to transfer venue from the state court in Maui to the state court in Oahu was granted.

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

On October 14, 2004, two of our subsidiaries were served with a complaint in an action styled Angel Abarca, et al. v. Dole Food Co., et al. filed in the Superior Court of the State of California for the County of Los Angeles on behalf of more than 2,600 Costa Rican banana workers who claim injury from exposure to DBCP. On October 8, 2004 (prior to service on our subsidiaries), a co-defendant removed the action to the United States District Court for the Central District of California. An initial review of the plaintiffs in the Abarca action found that a substantial number of the plaintiffs were claimants in prior DBCP actions in Texas and may have participated in the settlement of those actions. On December 9, 2004, plaintiffs’ counsel served notices of voluntary dismissal pursuant to Federal Rule 41(a)(1) to all defendants except for The Dow Chemical Co. (“Dow”). The same day, the District Court granted plaintiffs’ motion to remand. We, our subsidiaries and the other defendants apart from Dow, jointly moved to quash service before the state court on the grounds that they have been dismissed from the action. The state court denied the motion on September 2, 2005, and the California Court of Appeals subsequently rejected defendants’ petition for a writ of mandate.

On April 25, 2005, two of our subsidiaries were served with a complaint styled Juan Jose Abrego, et al. v. Dole Food Company, et al. filed in the Superior Court of the State of California for the County of Los Angeles on behalf of 955 Guatemalan residents who claim injury from exposure to DBCP. An initial review of the Plaintiffs in the Abrego action found that a substantial number of the plaintiffs released their claims with prejudice as part of the December 1998 settlement with Fresh Del Monte’s subsidiaries as well as in prior settlement with other defendants. On May 13, 2005, co-defendant Dow removed the action to the United States District Court for the Central District of California. Plaintiffs filed a motion to remand on June 15, 2005, which Dow opposed. On October 6, 2005, the District Court remanded the action to the state court of California. Dow has appealed the remand order to the U.S. Court of Appeals for the Ninth Circuit, which remains pending.

On April 25, 2005, two of our subsidiaries were served in a complaint styled Antonio Abrego, et al. v. Dole Food Company, et al. filed in the Superior Court of California for the County of Los Angeles on behalf of 612 Panamanian residents who claim injury from exposure to DBCP. On May 6, 2005, plaintiffs amended the complaint to add an additional 548 plaintiffs, for a total of 1,160. We and our subsidiaries have never owned, managed or otherwise been involved with any banana growing operations in Panama. On May 13, 2005, co-defendant Dow removed the action to the United States District Court for the Central District of California. On June 10, 2005, the Court directed Dow to show cause in writing as to why the amount in controversy requirement had been sufficiently met to invoke federal jurisdiction, which Dow subsequently filed on June 17, 2005. On October 11, 2005, the District Court remanded the action to the state court of California.

On April 25, 2005, two of our subsidiaries were served with a complaint styled Miguel Jose Acosta et al. v. Dole Food Company, et al. filed in the Superior Court of the State of California for the County of Los Angeles on behalf of 633 Honduran residents who claim exposure to DBCP. We and our subsidiaries have never owned, managed or otherwise been involved with any banana growing operations in Honduras. The complaint was subsequently amended to add an additional 469 plaintiffs (for a total of 1,102), and re-styled Prospero Aceituno Linares, et al. v. Dole Food Company, et al. On May 13, 2005, co-defendant Dow removed the action to the United States District Court for the Central District of California. The District Court sua sponte remanded the action on May 16, 2005.

The state court in the Abarca action has found all four of the above California actions to be “related” and has transferred all four actions to the California state court department normally responsible for hearing complex litigations.

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

The Florida Complaint alleges that instead of proceeding with a prospective buyer who offered superior terms, the former chairman of our predecessor and majority shareholder, agreed to sell our predecessor to our current majority shareholder at a below market price as the result of commercial bribes allegedly paid by our current majority shareholder and chief executive officer to our predecessor’s former chairman. On February 20, 2003, we filed a motion to dismiss the Florida Complaint and the oral argument was heard on June 19, 2003. On July 22, 2003, the court granted in part and denied in part our motion to dismiss the Florida Complaint, dismissing two of the 11 counts. Mediation of the Florida Complaint occurred on September 9, 2005, but was unsuccessful. The trial in the case commenced on October 30, 2006. On November 17, 2006, the jury rendered a verdict in our favor, which the court followed with a final judgment in our favor on December 20, 2006. Plaintiffs filed a notice of appeal on January 19, 2007.

Class Action Litigation

a. Pineapple Class Actions

On April 16, 2004, four fruit wholesalers filed a consolidated complaint against two of our subsidiaries in the United States District Court for the Southern District of New York. The plaintiffs claim to have purchased Del Monte Gold® pineapples from our subsidiaries. This consolidated action is brought as a putative class action on behalf of all direct purchasers of Del Monte Gold® pineapples from March 1, 1996 through the present. The court directed the plaintiffs to file a new consolidated complaint, which was filed on August 2, 2004 and consists of the four fruit wholesalers and two individual consumers who had filed their complaints in the federal court for the Southern District of New York. In addition to these six actions, other class actions against our subsidiaries were transferred to the United States District Court for the Southern District of New York by the Judicial Panel on Multidistrict Litigation (“JPML”) and then remanded as described below. The new consolidated complaint alleges claims for: (i) monopolization and attempted monopolization; (ii) restraint of trade; (iii) unfair and deceptive trade practices; and (iv) unjust enrichment. On May 27, 2005, our subsidiaries filed a motion to dismiss the indirect and direct purchasers’ claims for unjust enrichment which remains pending.

On March 5, 2004, an alleged individual consumer filed a putative class action complaint against our subsidiaries in the state court of Tennessee on behalf of consumers who purchased (other than for resale) Del Monte Gold® pineapples in Tennessee from March 1, 1996 to May 6, 2003. The complaint alleges violations of the Tennessee Trade Practices Act and the Tennessee Consumer Protection Act. On April 14, 2004, our subsidiaries removed this action to federal court. The plaintiffs filed a motion for remand to state court which was granted by the court on July 7, 2004. This action is pending in a Tennessee state court. On February 18, 2005, our subsidiaries filed a motion to dismiss the complaint. On May 25, 2006, the court granted the motion in part dismissing plaintiffs’ claim under the Tennessee Consumer Protection Act.

Between March 17, 2004 and March 18, 2004, three alleged individual consumers separately filed putative class action complaints against us and our subsidiaries in the state court of California on behalf of residents of California who purchased (other than for re-sale) Del Monte Gold® pineapples between March 1, 1996 and May 6, 2003. The complaints allege violations of the Cartwright Act, common law monopolization, unfair competition in violation of the California Business and Professional Code, unjust enrichment and violations of the Consumer Legal Remedies Act. On April 19, 2004, we removed these actions to federal court. The plaintiffs filed a motion for remand to the state court of California which was granted by the court on July 8, 2004 in one of the actions and on July 12, 2004 in the other two actions. These actions will now proceed in the state court of California. In one of the three actions, we filed a motion to dismiss the plaintiff’s complaint which was granted in part and denied in part. On November 9, 2005, the three actions were consolidated under one amended complaint with a single claim for unfair competition in violation of the California Business and Professional Code. We filed a motion to dismiss this one remaining claim, which was denied on January 6, 2006. The request for an interlocutory appeal was denied by the appellate court on March 2, 2006.

On April 19, 2004, an alleged individual consumer filed a putative class action complaint against our subsidiaries in the state court of Florida on behalf of Florida residents who purchased (other than for re-sale) Del Monte Gold® pineapples between March 1, 1996 and May 6, 2003. The complaint alleges fraudulent concealment/tolling of statute of limitations, violations of the Florida Deceptive and Unfair Trade Practices Act and unjust enrichment. On May 11, 2004, our subsidiaries removed this action to federal court. The plaintiffs filed a motion for remand to state court and our subsidiaries opposed that motion. The court granted plaintiffs’

motion to remand. The case will now proceed in the state court of Florida. On October 27, 2004, our subsidiaries filed a motion to dismiss the plaintiffs’ complaint, which motion was granted on January 23, 2006 with leave for plaintiffs to amend. Plaintiffs filed an amended complaint on February 13, 2006. On March 10, 2006, our subsidiaries filed a motion to dismiss in part the amended complaint. On September 27, 2006, the state court granted the motion and dismissed with prejudice plaintiffs’ claims for unjust enrichment and for violation of the Florida Deceptive and Unfair Trade Practices Act relating to pineapples purchased before April 19, 2000, our subsidiaries filed an answer to the remaining claims of the amended complaint on October 12, 2006.

On April 29, 2004, an alleged individual consumer filed a putative class action complaint against our subsidiaries in the state court of Arizona on behalf of residents of Arizona who purchased (other than for re-sale) Del Monte Gold® pineapples between November 1997 and January 2003. The complaint alleges monopolization and attempted monopolization in violation of the Arizona Consumer Fraud Act, and unjust enrichment in violation of common law. On May 24, 2004, our subsidiaries removed this action to federal court. The plaintiffs filed a motion for remand and our subsidiaries opposed that motion. Our subsidiaries are not required to respond to the complaint until 20 days after the resolution of plaintiffs’ motion to remand. On October 25, 2004, this action was transferred to the United States District Court for the Southern District of New York by the JPML. The plaintiffs filed a motion for remand which was granted by the court on April 20, 2005. This action will now proceed in Arizona state court. On July 25, 2005, our subsidiaries filed a motion to dismiss the claim for violation of the Arizona Consumer Fraud Act which was granted by the state court on February 16, 2006.

On July 2, 2004, an alleged individual consumer filed a putative class action which was served on August 24, 2004 against our subsidiaries in the state court of Nevada on behalf of residents of Nevada who purchased (other than for re-sale) Del Monte Gold® pineapples between November 1997 and January 2003. The complaint alleges restraint of trade in violation of Nevada statutes, common law monopolization and unjust enrichment. On September 13, 2004, our subsidiaries removed this action to federal court. On November 15, 2004, this action was transferred to the United States District Court for the Southern District of New York by the JPML. The plaintiffs filed a motion for remand which was granted by the court on April 20, 2005. This action will now proceed in Nevada state court. On April 11, 2006, the court granted in part our subsidiaries’ motion to dismiss the complaint dismissing the claims for common law monopolization, unjust enrichment and violation of Nevada’s Unfair Trade Practices Act in its application prior to July 1, 2001.

b. Banana Class Actions

Between July 25, 2005 and August 22, 2005, several plaintiffs served putative class action complaints against us, certain subsidiaries and several other corporations all in the United States District Court for the Southern District of Florida on behalf of all direct purchasers of bananas for the period from May 2003 to the present. The complaints allege that the defendants engaged in a continuing agreement, understanding and conspiracy to restrain trade by artificially raising, fixing and maintaining the prices of, and otherwise restricting the sale of, bananas in the United States in violation of Section 1 of the Sherman Act. A similar action was brought by a New York corporation for the period from July 2001 to the present.

Additionally, between October 21, 2005 and November 10, 2005, Arizona, California, Minnesota, New York, Tennessee and Kansas residents filed a putative class action complaint against us, one of our subsidiaries and several other corporations in the United States District Court for the Southern District of Florida on behalf of all indirect purchasers of bananas in their respective states for the period from May 2003 to the present. That complaint alleges violations of numerous state antitrust, competition, and unjust enrichment statutes. A similar action was brought by a California resident for the period from July 2001 to the present.

The cases on behalf of the direct purchasers have been consolidated in the U.S. District Court for the Southern District of Florida. The cases on behalf of the indirect purchasers have been assigned to the same judge in the U.S. District Court for the Southern District of Florida.

In the consolidated direct purchaser cases, the court has entered a case management order and a scheduling order under which trial in this matter has been set for the two-week trial period commencing February 4, 2008 and discovery on the merits of the action is scheduled to take place before class certification proceedings.

In the indirect purchaser actions, plaintiffs filed an amended, consolidated complaint on March 3, 2006. We and our subsidiary have filed a motion to dismiss the complaint, which remains pending.

European Union Antitrust Investigation

On June 2, 2005, one of our German subsidiaries was visited by the antitrust authority of the EU which is investigating our subsidiary as well as other produce companies for possible violations of the EU’s competition laws. Our subsidiary received several requests for additional information from the EU antitrust authority from February 17, 2006 to February 20, 2007 and has responded fully to the requests. We and our subsidiary will continue to fully cooperate with the investigation.

Freight Broker Litigation

In September 1997, a freight broker formerly engaged by one of our non-U.S. subsidiaries filed suit against the subsidiary in Guatemala claiming $1.9 million in damages and in Costa Rica claiming $1.3 million in damages as indemnification for constructive wrongful termination of the general agency agreement between the broker and the subsidiary. Under the agreement, the broker arranged third party cargo to be booked for carriage on ships owned or chartered by our subsidiary. The Guatemala action has been dismissed for being time barred by the statute of limitations. In the Costa Rica action, our subsidiary filed several motions to dismiss which were denied. The trial of the action has now concluded, and the trial court has entered judgment against our subsidiary in the amount of $0.8 million plus interest and costs. Our subsidiary is appealing this decision. The costs of defense in this action are covered by insurance.

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

As a result of communications with the EPA in 2001, we recorded a charge of $15.0 million in the third quarter of 2001 to increase the recorded liability to the estimated expected future cleanup cost for the Kunia Well Site to $19.1 million. Based on conversations with the EPA in the third quarter of 2002 and consultation with our legal counsel and other experts, we recorded a charge of $7.0 million during the third quarter of 2002 to increase the accrual for the expected future clean-up costs for the Kunia Well Site to $26.1 million.

On September 25, 2003, the EPA issued the Record of Decision (“ROD”). The EPA estimates in the ROD that the remediation costs associated with the clean up of the Kunia Well Site will range from $12.9 million to $25.4 million and will last approximately 10 years. As of December 29, 2006, $21.5 million is included in other long-term liabilities and $0.8 million is included in accounts payable and accrued expenses for the Kunia Well Site clean-up. We expect to expend approximately $0.8 million in cash per year for the next five years. Certain portions of the EPA’s estimates have been discounted using a 5% interest rate. The undiscounted estimates are between $14.8 million and $28.7 million. The undiscounted estimate on which our accrual is based totals $25.1 million. On January 13, 2004, the EPA deleted a portion of the Kunia Well Site (Northeast section) from the NPL. On May 2, 2005, our subsidiary signed a consent decree with the EPA (the “Consent Decree”) for the performance of the clean up work for the Kunia Well Site. On September 27, 2005, the U.S. District Court for Hawaii approved and entered the Consent Decree. Based on findings from remedial investigations at the Kunia Well Site, our subsidiary continues to evaluate with the EPA the clean up work currently in progress in accordance with the Consent Decree.

Other

In addition to the foregoing, we and our subsidiaries are involved from time to time in various claims and legal actions incident to our and our subsidiaries’ operations, both as plaintiff and defendant. In the opinion of management, after consulting with legal counsel, none of these other claims are currently expected to have a material adverse effect on the results of our and our subsidiaries’ operations, financial position or cash flows.

We and our subsidiaries intend to vigorously defend ourselves in all of the above matters. At this time, management is not able to evaluate the likelihood of a favorable or unfavorable outcome in any of the above-described matters. Accordingly, management is not able to estimate the range or amount of loss, if any, from any of the above-described matters and no accruals or expenses have been recorded as of December 29, 2006, except as related to the Kunia Well Site.

Dividend Policy

In 2006, we paid regular quarterly cash dividends of $0.20 per share in the first and second quarters and $0.05 per share in the third and fourth quarter for a total of $0.50 per share for the year. On October 31, 2006 we announced that the regular cash dividend of $0.05 per share will be suspended. Because we are an exempted holding company, our ability to pay dividends and to meet our debt service obligations depends primarily on receiving sufficient funds from our subsidiaries. Pursuant to our Credit Facility, we may declare and pay dividends and distributions in cash solely out of and up to 50% of our net income for the fiscal year immediately preceding the year in which the dividend or distribution is paid; provided that we may declare dividends in cash solely out of and up to 70% of our net income for the fiscal year immediately preceding the year in which the dividend or distribution is paid if after giving effect to such dividend payment we have a leverage ratio of 2.50 to 1.00 for such fiscal year. It is possible that countries in which one or more of our subsidiaries are located could institute exchange controls, which could prevent those subsidiaries from remitting dividends or other payments to us.

I tem 9. The Offer and Listing

Ordinary Share Prices and Related Matters

Our ordinary shares are traded solely on the New York Stock Exchange, under the symbol FDP, and commenced trading on October 24, 1997, the date of our initial public offering.

The following table presents the high and low sales prices of our ordinary shares for the periods indicated as reported on the New York Stock Exchange Composite Tape:

	High	Low
Five most recent financial years
Year ended December 27, 2002	$29.20	$13.70
Year ended December 26, 2003	$28.35	$15.12
Year ended December 31, 2004	$29.63	$22.62
Year ended December 30, 2005	$33.94	$21.90
Year ended December 29, 2006	$23.04	$14.81

2005
First quarter	$33.94	$28.31
Second quarter	$31.99	$25.80
Third quarter	$27.82	$25.16
Fourth quarter	$28.56	$21.90

2006
First quarter	$23.10	$17.52
Second quarter	$21.85	$16.26
Third quarter	$19.18	$15.50
Fourth quarter	$17.39	$14.75

Most recent six months
September 2006	$19.03	$17.39
October 2006	$17.11	$15.87
November 2006	$16.45	$14.92
December 2006	$15.58	$14.81
January 2007	$15.14	$14.51
February 2007	$16.49	$15.23

As of December 29, 2006, there were 57,697,834 ordinary shares outstanding. As of February 23, 2007, we believe that holders in the United States held approximately 35% of the outstanding ordinary shares.

Item 10. Additional Information

Memorandum and Articles of Association

Corporate Governance

We are an exempted company incorporated in the Cayman Islands and are subject to the laws of that jurisdiction. The legislative framework in the Cayman Islands which applies to exempted companies is flexible. Generally, corporate governance matters are thus left to the discretion of each exempted company. While Cayman Islands exempted companies are required to have a board of directors responsible for managing the company’s affairs, by contrast to the New York Stock Exchange (“NYSE”) requirements, they are not, as a matter of law, required to (i) appoint independent directors to their boards; (ii) hold regular meetings of non-management directors; (iii) establish audit, nominating and governance or compensation committees; (iv) have shareholders approve equity compensation plans; (v) adopt corporate governance guidelines; or (vi) adopt a code of business conduct and ethics.

We are also subject to the NYSE listing standards, although, because we are a foreign private issuer, those standards are considerably different from those applied to U.S. companies. Under the NYSE rules, we need only (i) establish an independent audit committee that has specified responsibilities as described in the following table; (ii) provide prompt certification in writing by our chief executive officer after any executive officer becomes aware of any material non-compliance with any corporate governance rules; (iii) submit annual and interim written affirmations (in a form determined by the NYSE) with respect to our audit committee; and (iv) provide a brief description of significant differences between our corporate governance practices and those followed by U.S. companies. We do, in fact, conform to many of the requirements applicable to U.S. companies. The following table compares our practices to those required of U.S. companies.

Standard for U.S. Listed Companies	Fresh Del Monte Practice

Director Independence

•      A majority of the board must consist of independent directors.

Independence is defined by various criteria including the absence of a material relationship between the director and the listed company. Directors who (i) are or have been employees within the last three years; (ii) are immediate family of the chief executive officer; or (iii) receive or have received, or have immediate family members who have received, within the last three years, over $100,000 per year in direct compensation from the listed company are not independent. Directors who are, or have been within the last three years, employees of or otherwise affiliated through immediate family with the listed company’s independent auditor are also not independent.

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

These responsibilities include (i) reviewing and

•      Our compensation committee has three members, all of whom are independent within the meaning of the NYSE standards.

•      Our compensation committee has a charter outlining the committee’s duties and responsibilities. The committee (i) reviews the Company’s general compensation structure;

approving corporate goals and objectives relevant to CEO compensation; (ii) evaluating CEO performance and compensation in light of such goals and objectives for the CEO; (iii) based on such evaluation, reviewing and approving CEO compensation levels; (iv) recommending to the board non-CEO compensation, incentive compensation plans and equity-based plans; and (v) producing a report on executive compensation as required by the SEC to be included in the company’s annual proxy statement or annual report. The committee must also conduct an annual performance self-evaluation.	and (ii) reviews and recommends the compensation and benefits of directors and the chief executive officer, subject to ratification by the board. The compensation committee also acts as the administrator for our 1997 and 1999 Share Incentive Plans and reviews and recommends approval of all periodic filings in respect of executive and other compensation required to be made by us with the SEC.

Audit Committee

•     Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Securities Exchange Act. The rule requires that the audit committee (i) be comprised entirely of independent directors; (ii) be directly responsible for the appointment, compensation, retention and oversight of the independent auditor; (iii) adopt procedures for the receipt, retention and treatment of complaints with respect to accounting and auditing issues; (iv) be authorized to engage independent counsel and other advisors it deems necessary in performing its duties; and (v) be given sufficient funding by the board to compensate the independent auditors and other advisors as well as for the payment of ordinary administrative expenses incurred by the committee.

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

independent auditing firm’s annual report, describing the firm’s internal quality control procedures, any material issues raised by the most recent internal quality control review or peer review of the firm or by governmental inquiry or investigation and any steps taken to address such issues. The audit committee is also required to assess the auditor’s independence by reviewing all relationships between the company and its auditor. It must establish the company’s hiring guidelines for employees and former employees of the independent auditor.

The committee must also discuss (i) the company’s annual audited financial statements and quarterly financial statements with management and the independent auditors; (ii) the company’s earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies; and (iii) policies with respect to risk assessment and risk management. It must also meet periodically with the internal auditors and the independent auditors and report regularly to the board.

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

•        We have adopted a Code of Conduct and Business Ethics Policy. It has been posted on our website at www.freshdelmonte.com. We have not waived the requirements of the Code of Conduct and Business Ethics Policy for any directors or executive officers.

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

Exchange Controls

The Articles of Association authorizes us to issue an aggregate of 200,000,000 ordinary shares with a par value of $0.01 per share and 50,000,000 preferred shares with a par value of $0.01 per share. Of those 200,000,000 authorized ordinary shares, 58,039,180 shares were issued and 57,697,834 were outstanding as of December 29, 2006, all of which are fully paid or credited as fully paid. Of the 50,000,000 preferred shares, none are issued or outstanding. We may not call for any further capital from any holder of ordinary shares outstanding. Under Cayman Islands law, non-residents of the Cayman Islands may freely hold, vote and transfer our ordinary shares in the same manner as Cayman Islands residents, subject to the provisions of the Companies Law (As Revised) and our Articles of Association. No Cayman Islands laws or regulations restrict the export or import of capital or affect the payment of dividends to non-resident holders of ordinary shares.

Taxation

Cayman Islands

There is at present no direct taxation in the Cayman Islands on interest, dividends and gains payable to or by us and all such monies will be received free of all such Cayman Islands taxes. Accordingly, U.S. holders of ordinary shares (the “U.S. Holders”) are not presently subject to Cayman Islands income or withholding taxes with respect to such interest, dividends and gains. We are an exempted company incorporated under Cayman Islands law and have obtained an undertaking as to tax concessions pursuant to Section 6 of the Cayman Islands Tax Concessions Law (Revised). That undertaking provides inter alia that for a period of 20 years from April 22, 1997 that (i) no law which is thereafter enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to us or our operations; and (ii) no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable by us on or in respect of our shares, debentures or other obligations.

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

This summary only addresses U.S. Holders that hold ordinary shares as capital assets. It does not address considerations that may be relevant to you if you are an investor that is subject to special tax rules, such as a bank, thrift, real estate investment trust, regulated investment company, insurance company, dealer in securities or currencies, trader in securities or commodities that elects mark-to-market treatment, person that will hold ordinary shares as a position in a “straddle” or conversion transaction, tax exempt organization, person whose “functional currency” is not the dollar, or person that holds 10% or more of our voting shares.

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

We believe we had sufficient historic earnings and profits and that distributions paid with respect to ordinary shares during 2006 therefore should be treated as Taxable Dividends. Although we currently can provide no assurance as to whether we will make distributions on ordinary shares during 2007 or later years, we expect that in the event we make any such distributions, we will have current or accumulated earnings and profits and that any such distributions will be Taxable Dividends.

Subject to certain exceptions and for so long as ordinary shares continue to be listed on the New York Stock Exchange or otherwise readily tradable on an established securities market in the United States within the meaning of section 1(h)(11)(C)(ii) of the Internal Revenue Code of 1986, as amended, Taxable Dividends received by an individual in respect of ordinary shares before January 1, 2011 will be subject to taxation at a maximum rate of 15 percent. This lower rate applies to a Taxable Dividend only if the ordinary share in respect of which such Taxable Dividend is paid has been held for at least 61 days during the 121 day period beginning 60 days before the ex-dividend date. Periods during which you hedge a position in ordinary shares or related property may not count for purposes of the holding period test. Taxable Dividends also would not be eligible for the lower rate if you elect to take the Taxable Dividends into account as investment income for purposes of limitations on deductions for investment interest. In addition, this lower rate will not apply to a Taxable Dividend if within our taxable year in which such Taxable Dividend is paid, or within our preceding taxable year, we are, or were, a passive foreign investment company (“PFIC”). Based on our audited financial statements and relevant market and shareholder data, we believe we were not a PFIC for U.S. federal income tax purposes with respect to our 2005 or 2006 taxable years. In addition, based on our audited financial statements and current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market data, we do not anticipate becoming a PFIC for our 2007 taxable year, although we can provide no assurances in this regard. You should consult your own tax adviser regarding the availability of the reduced dividend rate in light of your own particular circumstances.

Upon a sale, exchange or other taxable disposition of ordinary shares, you generally will recognize gain or loss for federal income tax purposes in an amount equal to the difference between (i) the sum of the amount of cash and the fair market value of any property you receive; and (ii) your tax basis in the ordinary shares that are disposed. Such gain or loss will generally be long-term capital gain or loss if you have held the ordinary shares for more than one year. Net long-term capital gain recognized by an individual U.S. Holder before January 1, 2011 generally will be subject to taxation at a maximum rate of 15 percent. The deductibility of net capital losses is subject to limitations. Any gain generally will be treated as U.S. source income.

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

Exchange Rate Risk

Because we conduct our operations in many areas of the world involving transactions denominated in a variety of currencies, our results of operations as expressed in dollars may be significantly affected by fluctuations in rates of exchange between currencies. These fluctuations could be significant. Approximately 47% of our net sales and a significant portion of our costs and expenses in 2006 were denominated in currencies other than the U.S. dollar. We generally are unable to adjust our non-dollar local currency sales prices to reflect changes in exchange rates between the dollar and the relevant local currency. As a result, changes in exchange rates between the euro, Japanese yen, British pound or other currencies in which we receive sale proceeds and the dollar have a direct impact on our operating results. There is normally a time lag between our sales and collection of the related sales proceeds, exposing us to additional currency exchange rate risk.

To reduce currency exchange rate risk, we generally exchange local currencies for dollars promptly upon receipt. We periodically enter into currency forward contracts and options as a hedge against a portion of our currency exchange rate exposures; however, we may decide not to enter into these contracts during any particular period. As of December 29, 2006, we had several foreign currency cash flow hedges outstanding. The fair value of these hedges as of that date was a liability of $1.6 million.

The results of a hypothetical 10% strengthening in the average value of the dollar during 2006 relative to the other currencies in which a significant portion of our net sales are denominated would have resulted in a decrease in net sales of approximately $113 million for the year ended December 29, 2006. This calculation assumes that each exchange rate would change in the same direction relative to the dollar. In addition to the direct effects of changes in exchange rates quantified above, changes in exchange rates also affect the volume of sales. Our sensitivity analysis of the effects of changes in currency exchange rates does not factor in a potential change in sales levels or any offsetting gains on currency forward contracts.

Interest Rate Risk

As described in Note 13 of the notes to our audited consolidated financial statements, our indebtedness is both variable and fixed rate.

At December 29, 2006, our variable rate long-term debt had a carrying value of $444.3 million. The fair value of the debt approximates the carrying value because the variable rates approximate market rates. A 10% increase in the interest rate for 2006 would have resulted in a negative impact of approximately $3.0 million on our results of operations for the year ended December 29, 2006.

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

Item 15T. Controls and Procedures

As of December 29, 2006, we carried out an evaluation, under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of December 29, 2006, our disclosure controls and procedures were effective in providing reasonable assurance that information relating to us that is required to be included in our periodic filings with the SEC is recorded, processed, summarized and reported as and when required. There has been no change in our internal control over financial reporting during the last fiscal year that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

Our Board of Directors has determined that Edward L. Boykin is our “audit committee financial expert” within the meaning of applicable law and is “independent”, as that term is defined by the NYSE.

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

Item 16C. Principal Accountant Fees and Services

Fees and Services

The following table discloses the aggregate fees billed by our principal independent auditor for each of the last two fiscal years and briefly describes the services performed:

(U.S. dollars in millions)	2005	2006	Description of Services
Audit Fees	$2.9	$6.0	Audit of consolidated financial statements and statutory audits of subsidiaries, including, the audit of management’s assessment of our effectiveness of internal control over financial reporting
Audit-Related Fees	0.4	0.3	Employee benefits plans and mergers and acquisitions due diligence
Tax Fees	0.1	0.1	Tax return preparation and tax planning

Total Fees	$3.4	$6.4

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

While our policies and procedures acknowledge the de minimus exception granted by SEC regulations, which allows certain services to be exempt from pre-approval, we do not normally rely on this exception.Our chief financial officer is responsible for bringing to the audit committee’s attention any instance in which services may have been provided without prior approval. Substantially all of the above fees paid to, and services performed by Ernst & Young were subject to our pre-approval policies and procedures.

Item 16D. Exemption from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the issuer or Affiliated Purchasers

There have been no purchases of equity securities.

PART III

Item 17. Financial Statements

Our Consolidated Financial Statements have been prepared in accordance with Item 18 hereof.

Item 18. Financial Statements

Our Consolidated Financial Statements and schedule set forth in the accompanying Index to Consolidated Financial Statements and Supplemental Financial Statement Schedule included in this Report following Part III beginning on pages F-4 and S-1, respectively, are hereby incorporated herein by this reference. Such Consolidated Financial Statements and schedule are filed as part of this Report.

Internal Control over Financial Reporting

Management’s Annual Report on Internal Control over Financial Reporting	F-1
Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting	F-2

Consolidated Financial Statements

Supplemental Financial Statement Schedule

Report of Independent Registered Public Accounting Firm	S-1
Schedule II - Valuation and Qualifying Accounts	S-2

Item 19. Exhibits

1.1	Amended and Restated Memorandum of Association of Fresh Del Monte Produce Inc. (incorporated by reference from Exhibit 3.6 to our Registration Statement on Form F-1 (File No. 333-7708)).

1.2	Amended and Restated Articles of Association of Fresh Del Monte Produce Inc. (incorporated by reference from Exhibit 3.7 to our Registration Statement on Form F-1 (File No. 333-7708)).

1.3	Specimen Certificate of ordinary shares of Fresh Del Monte Produce Inc. (incorporated by reference from Exhibit 4.1 to our Registration Statement on Form F-1 (File No. 333-7708)).

2.1	$350,000,000 Revolving Credit Agreement dated as of May 19, 1998 among Del Monte Fresh Produce (UK) Ltd., Wafer Limited, Del Monte Fresh Produce International Inc., Del Monte Fresh Produce N.A., Inc., Fresh Del Monte Produce Inc. and Global Reef Carriers Ltd. as Borrowers, the Initial Lenders, Initial Issuing Bank and Swing Line Bank, as Initial Lenders, Initial Issuing Bank and Swing Line Bank, and Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A., “Rabobank Nederland,” New York Branch, as Administrative Agent and Collateral Agent (incorporated by reference from Exhibit 2.1 to our 1998 Annual Report on Form 20-F).

2.2	Amendment and Consent dated as of December 15, 1998 to the Revolving Credit Agreement among Del Monte Fresh Produce (UK) Ltd., Wafer Limited, Del Monte Fresh Produce International Inc., Del Monte Fresh Produce N.A., Inc., Fresh Del Monte Produce Inc., Global Reefer Carriers, Ltd., the banks, financial institutions and other institutional lenders a party to the Revolving Credit Agreement (incorporated by reference from Exhibit 2.2 to our 1998 Annual Report on Form 20-F).

2.3	Second Amendment dated as of January 5, 1999 to the Revolving Credit Agreement among Del Monte Fresh Produce (UK) Ltd., Wafer Limited, Del Monte Fresh Produce International Inc., Del Monte Fresh Produce N.A., Inc., Fresh Del Monte Produce Inc., Global Reefer Carriers, Ltd., and Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A., “Rabobank Nederland,” New York Branch, as agent for the other banks, financial institutions and other institutional lenders party to the Revolving Credit Agreement (incorporated by reference from Exhibit 2.3 to our 1998 Annual Report on Form 20-F).

2.4	Amendment and Consent dated as of January 8, 1999 to the Revolving Credit Agreement among Del Monte Fresh Produce (UK) Ltd., Wafer Limited, Del Monte Fresh Produce International Inc., Del Monte Fresh Produce N.A., Inc., Fresh Del Monte Produce Inc., Global Reefer Carriers, Ltd., the banks, financial institutions and other institutional lenders a party to the Revolving Credit Agreement (incorporated by reference from Exhibit 2.4 to our 1998 Annual Report on Form 20-F).

2.5	Fourth Amendment and Consent dated as of May 1999 among Del Monte Fresh Produce (UK) Ltd., Wafer Limited, Del Monte Fresh Produce International Inc., Del Monte Fresh Produce N.A., Inc., Fresh Del Monte Produce Inc., Global Reefer Carriers, Ltd., the banks, financial institutions and other institutional lenders a party to the Revolving Credit Agreement dated as of May 19, 1998 (incorporated by reference from Exhibit 2.1 to our 1999 Annual Report on Form 20-F filed by Fresh Del Monte Produce Inc.)

2.6	Fifth Amendment and Consent dated as of May 1999 among Del Monte Fresh Produce (UK) Ltd., Wafer Limited, Del Monte Fresh Produce International Inc., Del Monte Fresh Produce N.A., Inc., Fresh Del Monte Produce Inc., Global Reefer Carriers, Ltd., the Increasing Lenders therein and Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A., “Rabobank Nederland,” New York Branch, as agent for the other banks, financial institutions and other institutional lenders a party to the Revolving Credit Agreement dated as of May 19, 1998 (incorporated by reference from Exhibit 2.2 to our 1999 Annual Report on Form 20-F filed by Fresh Del Monte Produce Inc.)

2.7	Sixth Amendment and Consent dated as of June 1999 among Del Monte Fresh Produce (UK) Ltd., Wafer Limited, Del Monte Fresh Produce International Inc., Del Monte Fresh Produce N.A., Inc., Fresh Del Monte Produce Inc., Global Reefer Carriers, Ltd., the Increasing Lenders therein and Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A., “Rabobank Nederland,” New York Branch, as agent for the other banks, financial institutions and other institutional lenders a party to the Revolving Credit Agreement dated as of May 19, 1998 (incorporated by reference from Exhibit 2.3 to our 1999 Annual Report on Form 20-F filed by Fresh Del Monte Produce Inc.)

2.8	Seventh Amendment and Consent dated as of July 1999 among Del Monte Fresh Produce (UK) Ltd., Wafer Limited, Del Monte Fresh Produce International Inc., Del Monte Fresh Produce N.A., Inc., Fresh Del Monte Produce Inc., Global Reefer

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

2.9	Eighth Amendment dated as of October 29, 1999 among Fresh Produce (UK) Ltd., Wafer Limited, Del Monte Fresh Produce International Inc., Del Monte Fresh Produce N.A., Inc., Fresh Del Monte Produce Inc., Global Reefer Carriers, Ltd., the banks, financial institutions and other institutional lenders a party to the Revolving Credit Agreement dated as of May 19, 1998 (incorporated by reference from Exhibit 4.17 to our 2000 Annual Report on Form 20-F).

2.10	Ninth Amendment and Consent dated as of May 10, 2000 among Del Monte Fresh Produce (UK) Ltd., Wafer Limited, Del Monte Fresh Produce International Inc., Del Monte Fresh Produce N.A., Inc., Fresh Del Monte Produce Inc., Global Reefer Carriers, Ltd., the banks, financial institutions and other institutional lenders a party to the Revolving Credit Agreement dated as of May 19, 1998 (incorporated by reference from Exhibit 4.18 to our 2000 Annual Report on Form 20-F).

2.11	Tenth Amendment and Consent dated as of September 25, 2000 among Del Monte Fresh Produce (UK) Ltd., Wafer Limited, Del Monte Fresh Produce International Inc., Del Monte Fresh Produce N.A., Inc., Fresh Del Monte Produce Inc., Global Reefer Carriers, Ltd., banks, financial institutions and other institutional lenders a party to the Revolving Credit Agreement dated as of May 19, 1998 (incorporated by reference from Exhibit 4.19 to our 2000 Annual Report on Form 20-F).

2.12	Eleventh Amendment and Consent dated as of November 15, 2002 among Del Monte Fresh Produce (UK) Ltd., Wafer Limited, Del Monte Fresh Produce International Inc., Del Monte Fresh Produce N.A., Inc., Fresh Del Monte Produce Inc., Global Reefer Carriers, Ltd., banks, financial institutions and other institutional lenders a party to the Revolving Credit Agreement dated as of May 19, 1998.

4.1	License Agreement, dated as of December 5, 1989, between Del Monte Corporation and Wafer Limited (the “DMC-Wafer License”) (incorporated by reference from Exhibit 10.3 to our Registration Statement on Form F-1 (File No. 333-7708)).

4.2	License Agreement, dated as of December 5, 1989, between Del Monte Corporation and Del Monte Tropical Fruit Company, North America (the “NAJ License”) (incorporated by reference from Exhibit 10.4 to our Registration Statement on Form F-1 (File No. 333-7708)).

4.3	License Agreement, dated as of December 5, 1989, between Del Monte Corporation and Del Monte Fresh Fruit International, Inc. (incorporated by reference from Exhibit 10.5 to our Registration Statement on Form F-1 (File No. 333-7708)).

4.4	Amendment No. 1 to DMC-Wafer License, dated as of October 12, 1992, between Del Monte Corporation and Wafer Limited (incorporated by reference from Exhibit 10.6 to our Registration Statement on Form F-1 (File No. 333-7708)).

4.5	Amendment No. 1 to NAJ License, dated as of October 12, 1992, between Del Monte Corporation and Del Monte Fresh Produce N.A., Inc. (incorporated by reference from Exhibit 10.7 to our Registration Statement on Form F-1 (File No. 333-7708)).

4.6	Amendment No. 1 to Direct DMC-DMFFI License, dated as of October 12, 1992, between Del Monte Corporation and Del Monte Fresh Produce International, Inc. (incorporated by reference from Exhibit 10.8 to our Registration Statement on Form F-1 (File No. 333-7708)).

4.7	Registration Rights Agreement dated as of October 15, 1997 by and between Fresh Del Monte and FG Holdings Limited (incorporated by reference from Exhibit 10.9 to our Registration Statement on Form F-1 (File No. 333-7708)).

4.8	Strategic Alliance Agreement dated as of August 29, 1997 by and between the Registrant and IAT Group Inc. (incorporated by reference from Exhibit 10.10 to Registration Statement on Form F-1 (File No. 333-7708) filed by Fresh Del Monte Produce Inc.)

4.9	Fresh Del Monte Produce Inc. 1997 Share Incentive Plan (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-8 (File No. 333-7870)).

4.10	Fresh Del Monte Produce Inc. Post-Effective Amendment No. 1 to Form S-8 (File No. 333-7870).

4.11	Fresh Del Monte Produce Inc. 1999 Share Incentive Plan (incorporated by reference to Exhibit 4 to the Company’s Registration Statement on Form S-8 (File No. 333-10400)).

4.12	Amendment No. 1 to the Fresh Del Monte Produce Inc. 1999 Share Incentive Plan (incorporated by reference to Exhibit 4 to the Company’s Registration Statement on Form S-8 (File No. 333-87606).

4.13	Standard Fruit and Vegetable Co., Inc. Stock Purchase Agreement, dated as of January 27, 2003, between Del Monte Fresh Produce N.A., Inc and Standard Fruit and Vegetable Co., Inc. et al. (incorporated by reference from Exhibit 4.13 to our 2002 Annual Report on Form 20-F).

4.14	Amended and Restated Credit Agreement dated as of March 21, 2003 by and among Fresh Del Monte Produce Inc. and certain subsidiaries named herein, as borrowers, the lenders named herein, as lenders, Harris Trust and Savings Bank, as syndication agent, ING Capital LLC, as documentation agent and Cooperatieve Centrale Raiffeisen-Bocrenleenbank B.A., “Rabobank Nederland” New York Branch as administrative agent. (incorporated by reference as the exhibit to our first quarter 2002 report on form 6-K).

4.15	First Amendment to Amended and Restated Credit Agreement Effective as of January 27, 2004. (incorporated by reference from Exhibit 4.15 of our Annual Report on Form 20-F for the year ended December 26, 2003).

4.16	Second Amendment to Amended and Restated Credit Agreement Effective as of June 24, 2004. (incorporated by reference from Exhibit 4.16 of our Annual Report on Form 20-F/A for the year ended December 31, 2004).

4.17	Third Amendment to Amended and Restated Credit Agreement dated as of November 9, 2004. (incorporated by reference from Exhibit 4.17 of our Annual Report on Form 20-F/A for the year ended December 31, 2004).

4.18	Preliminary Sales and Purchase Agreement dated between Cirio Del Monte N.V., Cirio Del Monte Italia S.p.A. and Fresh Del Monte Produce N.V. dated July 15, 2004. (incorporated by reference from Exhibit 4.18 of our Annual Report on Form 20-F/A for the year ended December 31, 2004).

4.19	Fourth Amendment to Amended and Restated Credit Agreement dated as of June 15, 2005.

4.20	Fifth Amendment to Amended and Restated Credit Agreement dated as of February 14, 2006.

4.21	Sixth Amendment to Amended and Restated Credit Agreement dated as of March 24, 2006. *

4.22	Seventh Amendment to Amended and Restated Credit Agreement dated as of May 10, 2006. *

4.23	Eighth Amendment to Amended and Restated Credit Agreement dated as of December 27, 2006.*

8.1	List of Subsidiaries.*

12.1	Certification of Chief Executive Officer filed pursuant to 17 CFR 240.13a-14(a).*

12.2	Certification of Chief Financial Officer filed pursuant to 17 CFR 240.13a-14(a).*

13.1	Certification of Chief Executive Officer and Chief Financial Officer furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. Section 1350.*

15.1	Consent of Independent Registered Public Accounting Firm.*

*	Filed herewith

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized this Annual Report on Form 20-F or amendments thereto to be signed on its behalf by the undersigned.

FRESH DEL MONTE PRODUCE INC.

Date: March 14, 2007	By:	/s/ Hani El-Naffy
Hani El-Naffy
President and Chief Operating Officer

	By:	/s/ John F. Inserra
John F. Inserra Executive Vice President and
Chief Financial Officer

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company’s internal control over financial reporting is designed under the supervision of our Chairman and Chief Executive Officer and Executive Vice President and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

(i)	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

(ii)	Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

(iii)	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Under the supervision and with the participation of our management, including our Chairman and Chief Executive Officer and Executive Vice President and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our evaluation under the framework in Internal Control-Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 29, 2006.

Our management’s assessment of the effectiveness of our internal control over financial reporting as of December 29, 2006 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is included elsewhere herein. That report expresses unqualified opinions on our management’s assessment and on the effectiveness of our internal control over financial reporting.

Fresh Del Monte Produce Inc.

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

The Board of Directors and Shareholders of

Fresh Del Monte Produce Inc.

We have audited management’s assessment, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting, that Fresh Del Monte Produce Inc. maintained effective internal control over financial reporting as of December 29, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Fresh Del Monte Produce Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that Fresh Del Monte Produce Inc. maintained effective internal control over financial reporting as of December 29, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Fresh Del Monte Produce Inc. maintained, in all material respects, effective internal control over financial reporting as of December 29, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets as of December 29, 2006 and December 30, 2005, and the related consolidated statements of operations, cash flows and shareholders’ equity for each of the years ended December 29, 2006, December 30, 2005 and December 31, 2004 of Fresh Del Monte Produce Inc. and subsidiaries, and our report dated March 12, 2007 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Certified Public Accountants

Miami, Florida

March 12, 2007

Report of Independent Registered Public Accounting Firm on Consolidated Financial Statements

The Board of Directors and Shareholders of

Fresh Del Monte Produce Inc.

We have audited the accompanying consolidated balance sheets of Fresh Del Monte Produce Inc. (the “Company”) and subsidiaries as of December 29, 2006 and December 30, 2005, and the related consolidated statements of operations, cash flows and shareholders’ equity for each of the years ended December 29, 2006, December 30, 2005 and December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Fresh Del Monte Produce Inc. and subsidiaries at December 29, 2006 and December 30, 2005, and the consolidated results of their operations and their cash flows for each of the years ended December 29, 2006, December 30, 2005 and December 31, 2004, in conformity with United States generally accepted accounting principles.

As discussed in Notes 16 and 17 to the consolidated financial statements, the Company adopted Statement of Financial Accounting (SFAS) No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans-an amendment of FASB Statements No. 87, 88, 106, and 132(R), effective December 29, 2006, and SFAS No. 123(R), Share-Based Payment, effective December 31, 2005. Also, as discussed in Note 2 to the consolidated financial statements, the Company adopted Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in the Current Year Financial Statements, (“SAB 108”). The Company used the one time special transition provisions of SAB 108 and recorded an adjustment to goodwill, deferred taxes and retained earnings effective December 31, 2005 for correction of prior period errors related to the purchase accounting for two of its subsidiaries.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Fresh Del Monte Produce Inc.’s internal control over financial reporting as of December 29, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 12, 2007 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Certified Public Accountants

Miami, Florida

March 12, 2007

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in millions, except share and per share data)

	December 29, 2006	December 30, 2005
Assets
Current assets:
Cash and cash equivalents	$39.8	$24.5
Trade accounts receivable, net of allowance of $25.4 and $20.1, respectively	266.2	288.9
Other accounts receivables, net of net of allowances of $23.2 and $20.4, respectively	59.9	59.1
Inventories	405.3	388.7
Deferred income taxes	8.3	6.5
Prepaid expenses and other current assets	49.9	56.1

Total current assets	829.4	823.8

Investments in and advances to unconsolidated companies	12.2	13.8
Property, plant and equipment, net	840.5	893.0
Deferred income taxes	47.1	38.0
Other noncurrent assets	101.1	106.9
Goodwill	251.9	249.3

Total assets	$2,082.2	$2,124.8

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable and accrued expenses	$371.2	$371.1
Current portion of long-term debt and capital lease obligations	7.8	11.7
Deferred income taxes	16.1	16.1
Income taxes payable	9.1	8.7

Total current liabilities	404.2	407.6

Long-term debt and capital lease obligations	462.1	349.1
Retirement benefits	78.4	95.7
Other noncurrent liabilities	45.5	43.4
Deferred income taxes	68.1	65.9

Total liabilities	1,058.3	961.7

Minority interests	12.2	10.2
Commitments and contingencies	—	—
Shareholders’ equity:
Preferred shares, $0.01 par value; 50,000,000 shares authorized; none issued or outstanding	—	—
Ordinary shares, $0.01 par value; 200,000,000 shares authorized; 58,039,180 issued and 57,697,834 outstanding and 58,013,180 issued and outstanding, respectively	0.6	0.6
Paid-in capital	387.4	380.5
Retained earnings	612.5	774.9
Less: 341,346 treasury shares at cost	(5.8)	—
Accumulated other comprehensive income (loss)	17.0	(3.1)

Total shareholders’ equity	1,011.7	1,152.9

Total liabilities and shareholders’ equity	$2,082.2	$2,124.8

See accompanying notes.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in millions, except share and per share data)

	Years ended
	December 29, 2006	December 30, 2005	December 31, 2004
Net sales	$3,214.3	$3,259.7	$2,906.0
Cost of products sold	3,027.8	2,948.2	2,641.3

Gross profit	186.5	311.5	264.7
Selling, general and administrative expenses	201.6	190.9	131.0
Asset impairment and other charges	105.3	3.1	5.4

Operating (loss) income	(120.4)	117.5	128.3
Interest expense	(27.0)	(17.1)	(9.0)
Interest income	1.4	1.0	0.8
Other income (expense), net	0.4	(3.1)	6.9

(Loss) income before income taxes	(145.6)	98.3	127.0
Benefit from income taxes	(0.5)	(8.3)	(12.2)

Net (loss) income	$(145.1)	$106.6	$139.2

Net (loss) income per ordinary share - Basic	$(2.51)	$1.84	$2.42

Net (loss) income per ordinary share - Diluted	$(2.51)	$1.84	$2.41

Dividends declared per ordinary share	$0.50	$0.80	$0.80

Weighted average number of ordinary shares:
Basic	57,819,416	57,926,466	57,487,131

Diluted	57,819,416	58,077,282	57,803,158

See accompanying notes.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in millions)

	Years ended
	December 29, 2006	December 30, 2005	December 31, 2004
Operating activities:
Net (loss) income	$(145.1)	$106.6	$139.2
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	83.8	89.0	70.9
Asset impairment charges	84.0	3.1	5.4
Reversal of accrual for tax contingency	—	—	(18.0)
Gain (loss) on sale of equipment	0.6	(1.2)	—
Equity in loss of unconsolidated companies	1.6	2.1	—
Deferred income taxes	(6.1)	(3.7)	7.8
Stock based compensation	6.6	—	—
Foreign currency translation adjustment	9.6	(13.0)	(1.4)
Other, net	—	(1.7)	—
Changes in operating assets and liabilities, net of acquisitions:
Receivables	21.6	(17.5)	(28.3)
Inventories	(19.5)	(45.1)	(14.1)
Prepaid expenses and other current assets	6.7	(0.6)	(6.5)
Accounts payable and accrued expenses	(5.8)	(7.4)	(4.5)
Other noncurrent assets and liabilities	(12.7)	(0.6)	6.5

Net cash provided by operating activities	25.3	110.0	157.0

Investing activities:
Capital expenditures	(102.1)	(81.1)	(94.0)
Proceeds from sale of assets	17.8	3.7	2.4
Purchase of subsidiaries, net of cash acquired	—	(2.0)	(320.1)
Dividends received from unconsolidated subsidiaries	—	0.4	0.1
Other investing activities, net	—	0.9	(0.4)

Net cash used in investing activities	(84.3)	(78.1)	(412.0)

Financing activities:
Proceeds from long-term debt	701.7	724.0	545.1
Payments on long-term debt	(593.4)	(732.3)	(238.8)
Payments on debt of acquired subsidiary	—	—	(24.0)
Proceeds from stock options exercised	0.3	3.6	4.4
Purchase of treasury shares	(5.8)	—	—
Payments of dividends	(28.9)	(46.3)	(46.0)

Net cash provided by (used in) financing activities	73.9	(51.0)	240.7

Effect of exchange rate changes on cash	0.4	1.5	5.4

Net increase (decrease) in cash and cash equivalents	15.3	(17.6)	(8.9)
Cash and cash equivalents, beginning	24.5	42.1	51.0

Cash and cash equivalents, ending	$39.8	$24.5	$42.1

Supplemental cash flow information:
Cash paid for interest	$24.0	$14.9	$4.2

Cash paid for income taxes	$2.3	$3.0	$7.9

Non-cash financing and investing activities:
Purchases of assets under capital lease obligations	$1.2	$6.1	$7.2

See accompanying notes.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(U.S. dollars in millions, except share data)

	Ordinary Shares Outstanding	Ordinary Shares	Paid-in Capital	Retained Earnings	Treasury Shares	Accumulated Other Comprehensive Income (Loss)	Total Shareholders’ Equity
Balance at December 26, 2003	57,282,518	$0.6	$367.3	$621.4	$–	$(47.1)	$942.2
Exercises of stock options	407,556	–	4.4	–	–	–	4.4
Tax benefit on stock options	–	–	5.2	–	–	–	5.2
Dividends declared	–	–	–	(46.0)	–	–	(46.0)
Comprehensive income:
Net income	–	–	–	139.2	–	–	139.2
Unrealized gain on derivatives, net of reclassification for losses of $37.7 included in net income	–	–	–	–	–	7.9	7.9
Net foreign currency translation adjustment	–	–	–	–	–	16.7	16.7
Additional minimum pension liability	–	–	–	–	–	(0.4)	(0.4)

Comprehensive income							163.4

Balance at December 31, 2004	57,690,074	0.6	376.9	714.6	–	(22.9)	1,069.2
Exercises of stock options	323,106	–	3.6	–	–	–	3.6
Dividends declared	–	–	–	(46.3)	–	–	(46.3)
Comprehensive income:
Net income	–	–	–	106.6	–	–	106.6
Unrealized gain on derivatives, net of reclassification for losses of $3.1 included in net income	–	–	–	–	–	61.9	61.9
Net foreign currency translation adjustment	–	–	–	–	–	(41.6)	(41.6)
Additional minimum pension liability	–	–	–	–	–	(0.5)	(0.5)

Comprehensive income							126.4

Balance at December 30, 2005	58,013,180	$0.6	$380.5	$774.9	–	$(3.1)	$1,152.9

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (continued)

(U.S. dollars in millions, except share data)

	Ordinary Shares Outstanding	Ordinary Shares	Paid-in Capital	Retained Earnings	Treasury Shares	Accumulated Other Comprehensive Income (Loss)	Total Shareholders’ Equity
Balance at December 30, 2005	58,013,180	$0.6	$380.5	$774.9	–	$(3.1)	$1,152.9
Cumulative effect of adjustments resulting from the adoption of SAB No. 108	–	–	–	11.6	–	–	11.6

Adjusted balance at December 31, 2005	58,013,180	0.6	380.5	786.5	–	(3.1)	1,164.5
Exercises of stock options	26,000	–	0.3	–	–	–	0.3
Share-based payment expense	–	–	6.6	–	–	–	6.6
Dividends declared	–	–	–	(28.9)	–	–	(28.9)
Treasury shares purchased	(341,346)	–	–	–	(5.8)	–	(5.8)
Comprehensive income:
Net loss	–	–	–	(145.1)	–	–	(145.1)
Unrealized loss on derivatives, net of reclassification for loss of $0.6 included in net loss	–	–	–	–	–	(34.3)	(34.3)
Net foreign currency translation adjustment	–	–	–	–	–	43.9	43.9
Additional minimum pension liability	–	–	–	–	–	(1.6)	(1.6)

Comprehensive loss							(137.1)
Impact of adoption of SFAS No. 158, net of tax	–	–	–	–	–	12.1	12.1

Balance at December 29, 2006	57,697,834	$0.6	$387.4	$612.5	$(5.8)	$17.0	$1,011.7

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. General

Fresh Del Monte Produce Inc. (“Fresh Del Monte”) was incorporated under the laws of the Cayman Islands on August 29, 1996 and is 43.6% owned by IAT Group Inc., which is 100% beneficially owned by members of the Abu-Ghazaleh family. In addition, members of the Abu-Ghazaleh family directly own 8.5% of the outstanding ordinary shares of Fresh Del Monte.

Fresh Del Monte and its subsidiaries are engaged primarily in the worldwide production, transportation and marketing of fresh produce. Fresh Del Monte and its subsidiaries source their products, which include bananas, pineapples, melons and non-tropical fruit (including grapes, apples, pears, peaches, plums, nectarines, apricots, avocados and kiwi), plantains and tomatoes, , primarily from Central America, South America, Africa and the Philippines. Fresh Del Monte also sources products from North America and Europe and distributes its products in North America, Europe, Asia, South America, Africa and the Middle East. Products are sourced from Fresh Del Monte-owned farms, through joint venture arrangements and through supply contracts with independent growers.

With the acquisition of Del Monte Foods Europe (“Del Monte Foods”), Fresh Del Monte became a vertically integrated producer, marketer and distributor of prepared fruit and vegetables, juices, snacks and desserts and holds a perpetual, royalty-free license to use the DEL MONTE® brand for prepared and/or canned foods throughout Europe, Africa and the Middle East. See note 5, “Acquisitions”.

2. Staff Accounting Bulletin No. 108

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 provides interpretive guidance on the considerations of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment.

Traditionally, there have been two widely-recognized methods for quantifying the effects of financial misstatements: the “roll-over” method and the “iron curtain” method. The roll-over method focuses primarily on the impact of a misstatement on the income statement-including the reversing effect of prior year misstatements-but its use can lead to the accumulation of misstatements in the balance sheet. The iron curtain method, on the other hand, focuses primarily on the effect of correcting the prior-end balance sheet with less emphasis on the reversing effects of prior year errors on the income statement. Fresh Del Monte currently and has historically used the roll-over method for quantifying identified financial statement misstatements.

In SAB 108, the SEC staff established an approach that requires quantification of financial statement misstatements based on the effects of the misstatements on each of Fresh Del Monte’s financial statements and the related financial statement disclosures. This model is commonly referred to as a “dual approach” because it requires quantification of errors under both the iron curtain and the roll-over methods.

Fresh Del Monte adopted SAB 108 as of its fiscal year ended December 29, 2006. SAB 108 allows the use of a one time special transition provision in which adjustments are made to retained earnings as of the first day of the fiscal year of adoption for errors that were not previously deemed material as they were being evaluated under a single method (in the case of Fresh Del Monte, the roll-over method), but are material when evaluated under the dual approach prescribed by SAB 108. Fresh Del Monte has elected to record the effects of applying

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

2. Staff Accounting Bulletin No. 108 (continued)

SAB 108 using the cumulative effect transition method. The following table summarizes the effects (up to December 30, 2005) of applying the guidance in SAB 108 (U.S. dollars in millions):

	Period in which the Misstatement originated (1)
	Cumulative Prior to December 27, 2003	Year ended December 31, 2004	Year ended December 30, 2005	Adjustment Recorded as of December 31, 2005
Deferred income tax liability (2)	$11.9	0.6	$0.3	$12.8
Goodwill, net (3)	(1.2)	—	—	(1.2)

Impact on net income (4)	$10.7	$0.6	$0.3

Retained earnings (5)				$11.6

(1)	Fresh Del Monte had quantified these errors under the roll-over method and concluded that they were immaterial both individually and in the aggregate.
(2)	In conjunction with a comprehensive review of its global deferred income tax reporting processes, Fresh Del Monte determined that it has historically treated the deferred tax liability as a non-monetary liability as opposed to a monetary liability, thus the remeasurement of this liability was being calculated at historical exchange rates rather than at the local current exchange rate as required by Financial Accounting Standards Board (“FASB”) Statement No. 52, “Foreign Currency Translation”. Resulting translation adjustments should have been accounted for in the consolidated statement of operations. A significant portion of this adjustment relates to the pre-2000 fiscal years.
(3)	In conjunction with the comprehensive review noted at (2), Fresh Del Monte also identified an error in the exchange rate used at the acquisition date in the calculation of the deferred income tax liability. Fresh Del Monte adjusted its goodwill balance by $5.7 million in order to properly state the related deferred income tax liability. This resulted in additional amortization expense of $1.2 million related to pre-2002.
(4)	Represents the net understatement of net income for the indicated periods resulting from these misstatements.
(5)	Represents the net increase to retained earnings recorded as of December 31, 2005, the first day of Fresh Del Monte’s 2006 fiscal year, to record the initial application of SAB 108.

In addition, Fresh Del Monte’s consolidated statement of shareholders’ equity was adjusted to reflect the cumulative effect adjustment to the ending retained earnings balance at December 30, 2005 to arrive at the adjusted beginning retained earnings balance at December 31, 2005.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

3. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Fresh Del Monte, its majority owned subsidiaries, which Fresh Del Monte controls, and consolidated variable interest entities (“VIE”). Fresh Del Monte’s fiscal year end is the last Friday of the calendar year or the first Friday subsequent to the end of the calendar year, whichever is closest to the end of the calendar year. All significant intercompany accounts and transactions have been eliminated in consolidation.

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

Inventories

Inventories are valued at the lower of cost or market. Cost is computed using the weighted average cost method for fresh produce and prepared food and the first-in first-out, actual cost or average cost methods for raw materials and packaging supplies. Raw materials and packaging supplies inventory consists primarily of agricultural supplies, containerboard, packaging materials and spare parts.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

3. Summary of Significant Accounting Policies (continued)

During 2006, an investigation of a low level contamination of Fresh Del Monte’s canned pineapple product from its Kenya operation was concluded, in which low levels of contamination were confirmed. In connection with that matter, Fresh Del Monte launched a product withdrawal and disposal program with respect to its Kenya canned pineapple prepared food products, which resulted in charges of $16.6 million included in cost of products sold related to contaminated inventory on hand and destruction costs. No contamination was detected in any other canned pineapple product tested as part of the investigation. The withdrawal was confined to certain European countries. Fresh Del Monte maintains product contamination insurance for these purposes, but cannot estimate any possible recoveries it may obtain with respect to this matter. Based on information currently available, Fresh Del Monte believes that no additional reserves with respect to this matter are currently required. In addition, Fresh Del Monte recorded $2.2 million in sales claims related to product returns from customers as a result of the Kenyan product withdrawal and disposal program.

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

As a result of the decision to exit all production activities in Hawaii in 2006, Fresh Del Monte evaluated the need for a lower of cost or market adjustment to the deferred growing crops inventory in light of changes in circumstances resulting from inefficiencies associated with employee turnover, reductions in forecasted production volume and a decline in pineapple market prices and recorded $24.6 million in cost of products sold.

Investments in Unconsolidated Companies

Investments in unconsolidated companies are accounted for under the equity method of accounting for investments of 20% or more in companies over which Fresh Del Monte does not have control except for two VIE’s. See note 7, “Investments in Unconsolidated Companies” and note 8, “Variable Interest Entities”.

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

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

3. Summary of Significant Accounting Policies (continued)

Goodwill and Indefinite-Lived Intangible Assets

Fresh Del Monte’s goodwill represents the excess of the purchase price of business combinations over the fair value of the net assets of acquired. Fresh Del Monte assesses goodwill and indefinite-lived intangible assets for impairment with the assistance of an independent valuation firm on an annual basis as of October 1, or sooner if events indicate such a review is necessary. Potential impairment exists if the fair value of a reporting unit to which goodwill has been allocated or the fair value of indefinite-lived intangible assets, is less than their respective carrying values. The amount of the impairment to recognize, if any, is calculated as the amount by which the carrying value of goodwill exceeds its implied value or the amount of the carrying value of the intangible asset exceeds its fair value. Future changes in the estimates used to conduct the impairment review, including revenue projections, market values and changes in the discount rate used could cause the analysis to indicate that Fresh Del Monte’s goodwill or indefinite-lived intangible assets are impaired in subsequent periods and result in a write-off of a portion or all of goodwill. The discount rate used is based on independently calculated risks, Fresh Del Monte’s capital mix and an estimated market premium. The assumptions used in estimating revenue projections are consistent with those used for internal planning.

There are numerous uncertainties and inherent risks in conducting business, such as but not limited to general economic conditions, actions of competitors, ability to manage growth, actions of regulatory authorities, pending investigations and/or litigation, customer demand and risk relating to international operations. Adverse effects from these risks may result in adjustments to the carrying value of Fresh Del Monte’s assets and liabilities in the future including, but not necessarily limited to, goodwill and indefinite-lived intangible assets.

Based on the valuation performed as of October 1, 2006 and concluded during the fourth quarter of 2006, Fresh Del Monte determined that goodwill which resulted from the acquisition of Standard Fruit and Vegetable Co., Inc. (“Standard”) was impaired. Accordingly, a charge to the carrying value of goodwill in the amount of $12.5 million was recorded and included in “Asset impairment and other charges” in 2006 related to the other fresh produce segment. As of December 29, 2006, Fresh Del Monte is not aware of any items or events that would cause further adjustment to the carrying value of goodwill.

The fair value of the Standard goodwill is highly sensitive to differences between estimated and actual cash flows and changes in the related discount rate used to evaluate Standard’s fair value. Fresh Del Monte estimates that a 5% decrease in the expected future cash flows of the component and a one-percentage point increase in the discount rate used would have resulted in an approximate $5.3 million additional impairment loss related to this component.

As a result of the acquisition of Del Monte Foods Europe (“Del Monte Foods”), Fresh Del Monte acquired a perpetual, royalty-free license to use the Del Monte® brand for processed and/or canned foods in more than 100 countries throughout Europe, Africa and the Middle East. Included in other non-current assets at December 29, 2006 is an indefinite-lived intangible asset of $74.4 million related to this license. Based on the valuation performed as of October 1, 2006 and concluded during the fourth quarter of 2006, it was determined that the fair value was lower than the carrying value of this indefinite-lived intangible asset. Accordingly, an impairment charge of $8.9 million was recorded during 2006. This indefinite-lived asset is highly sensitive to differences between estimated and actual cash flows and changes in the related discount rate used to evaluate the fair value of this asset. We estimate that, a 5% decrease in the expected future cash flows of this indefinite-lived intangible asset and a one-percentage point increase in the discount rate used would result in a further impairment loss of approximately $1.0 million related to this asset.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

3. Summary of Significant Accounting Policies (continued)

Long-Lived Assets

Fresh Del Monte reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the carrying amount of an asset exceeds the asset’s fair value, Fresh Del Monte measures and records an impairment loss for the excess. An asset’s fair value is assessed by either determining the expected future discounted cash flow of the asset or by independent appraisal. For long-lived assets held for sale, Fresh Del Monte records impairment losses when the carrying amount is greater than the fair value less the cost to sell. Fresh Del Monte discontinues depreciation of long-lived assets when these assets are classified as held for sale and includes the net book value of these assets in prepaid expenses and other current assets. Fresh Del Monte’s long-lived assets are primarily composed of property, plant and equipment and intangible assets other than goodwill. Intangible assets other than goodwill are composed of both those that are being amortized, including franchise and non-compete agreements, and an indefinite-life intangible of a perpetual, royalty-free brand name license related to the acquisition of Del Monte Foods. See note 5, “Acquisitions”. Prior to 2005, amortizable intangible assets also included banana licenses. Such licenses were fully amortized as of December 30, 2005.

Fresh Del Monte recorded charges related to impairment of long-lived assets in 2006, 2005 and 2004 of $56.4 million, $3.1 million and $5.4 million, respectively. Such charges are included under the caption “Asset impairment and other charges” in the accompanying consolidated statements of operations for the years ended December 29, 2006, December 30, 2005 and December 31, 2004, respectively, and as described further in note 4, “Asset Impairment and Other Charges”. The estimated fair value of the related assets was based on either discounted future cash flows or appraisals from independent third parties.

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

Revenue Recognition

Revenue is recognized on sales of products when the customer agrees to the terms of the sale and receives title to the goods, generally upon delivery and when collectibility is reasonably assured.

Cost of Products Sold

Cost of products sold includes the cost of produce, packaging materials, labor, depreciation, overhead, transportation and other distribution costs, including handling costs incurred to deliver fresh produce or prepared products to customers.

In addition to the $24.6 million in cost of products sold related to Hawaii exit activities, Fresh Del Monte, incurred an additional $1.8 million in inventory write-offs recorded in cost of products sold as a result of the closure of the Italian production facility.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

3. Summary of Significant Accounting Policies (continued)

As a result of the Kenya product withdrawal and disposal program related to Fresh Del Monte’s Kenyan canned pineapple prepared food products, $16.6 million in charges were included in cost of products sold related to contaminated inventory on hand and destruction costs. In addition, Fresh Del Monte recorded $2.2 million in sales claims related to product returns from customers as a result of the Kenya product withdrawal and disposal program.

Advertising and Promotional Costs

Fresh Del Monte expenses advertising and promotional costs as incurred. Advertising and promotional costs, which are included in selling, general and administrative expenses, were $38.4 million, $27.5 million, and $14.6 million for 2006, 2005 and 2004, respectively.

Debt Issuance Costs

Debt issuance costs relating to long-term debt are amortized over the term of the related debt instrument using the straight-line method as the costs are primarily related to the revolving credit facility and are included in other noncurrent assets. Debt issuance cost amortization, which is included in interest expense, was $1.0 million, $0.9 million and $1.0 million, for 2006, 2005 and 2004, respectively. These amounts are included in the depreciation and amortization caption in the Consolidated Statements of Cash Flows for the years ended 2006, 2005 and 2004.

Income Taxes

Deferred income taxes are recognized for the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year end, based on enacted tax laws and statutory tax rates applicable to the year in which the differences are expected to affect taxable income. Valuation allowances are established when it is deemed more likely than not that future taxable income will not be sufficient to realize income tax benefits. See note 2, “Staff Accounting Bulletin No. 108”.

Fresh Del Monte recorded a $20.6 million net benefit in the 2004 third quarter, primarily due to the reversal of tax contingency accruals net of changes in deferred tax assets for the settlement of a U.S. federal income tax audit for the years 1997 through 2001. See note 13, “Benefit from Income Taxes”.

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

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

3. Summary of Significant Accounting Policies (continued)

For Fresh Del Monte’s operations where the functional currency is the U.S. dollar or where the operations are located in highly inflationary countries, non-monetary balance sheet amounts are translated at historical exchange rates. Other balance sheet amounts are translated at the exchange rates in effect at the balance sheet date. Income statement accounts, excluding those items of income and expenses that relate to non-monetary assets and liabilities, are translated at the average exchange rate for the month. These remeasurement adjustments are included in the determination of net income (loss) under the caption “Other income (expense), net.”

Other income (expense), net, in the accompanying consolidated statements of operations includes $3.5 million and $2.6 million net losses and $9.3 million in net gains on foreign exchange for 2006, 2005 and 2004, respectively. These amounts include the effect of foreign currency remeasurement, realized foreign currency transaction gains and losses and changes in the value of foreign currency denominated accounts receivable and accounts payable and related forward contracts.

Other Income (Expense), Net

In addition to foreign currency gains and losses, other income (expense), net, also consists of equity in earnings of unconsolidated companies, gains and losses from sales of investments and property, plant and equipment, gains from recoveries under insurance policies and other items of non-operating income and expenses.

During 2006, the Fresh Del Monte wrote-down its investment in Harvest Produce Holdings, LLC, Texas by $0.7 million to its fair value of $0.4 million, as a result of exit activities in North America. This charge was included in the other income (expense), net caption in the consolidated statements of operations. See note 7, “Investment in Unconsolidated Companies”.

Stock-Based Compensation

Effective December 31, 2005 (the first day of its 2006 fiscal year), Fresh Del Monte adopted Statement of Financial Accounting Standards No.123 (revised 2004), “Share-Based Payments” (“SFAS 123R”). Fresh Del Monte’s share-based payments are composed entirely of stock-based compensation expense as all equity awards granted to employees and members of its Board of Directors, each of whom meets the definition of an employee under the provisions of SFAS 123R, are stock options. Fresh Del Monte adopted SFAS 123R using the modified prospective basis. Under this method, compensation costs recognized beginning December 31, 2005 included costs related to 1) all share-based payments granted prior to but not yet vested as of December 31, 2005, based on previously estimated grant-date fair values and 2) all share-based payments granted subsequent to December 30, 2005 based on the grant-date fair value estimated in accordance with the provisions of SFAS 123R. Fresh Del Monte has continued to use the Black-Scholes option pricing model to estimate the fair value of stock options granted subsequent to the date of adoption of SFAS 123R.

Stock-based compensation expense related to stock options for the year ended December 29, 2006, included in the determination of net loss before income taxes and net loss, totaled $6.6 million on the straight-line, single award basis, or $0.11 per diluted share, respectively, and are included in the accompanying consolidated statement of operations for the year ended December 29, 2006 in selling, general and administrative expenses. Fresh Del Monte is in a net operating loss position in the relevant jurisdictions. Therefore, for the year ended 2006, deferred tax assets related to stock-based compensation expense have been fully reserved and there was no reduction in taxes currently payable or related effect on cash flows as the

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

3. Summary of Significant Accounting Policies (continued)

result of excess tax benefits from stock options exercised in these periods. The amount of cash received from the exercise of stock options was $0.3 million for the year ended December 29, 2006.

Prior to December 31, 2005, the first day of Fresh Del Monte’s 2006 fiscal year, Fresh Del Monte measured stock-based compensation expense using the intrinsic value method of accounting as prescribed in Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations, but disclosed the pro forma effects on net earnings and earnings per share as if stock-based compensation expense had been recognized based upon the fair value-based method at the date of grant for stock options awarded consistent with the provisions of Statement of Financial Accounting Standards No.123 “Accounting for Stock-Based Compensation Expense” (“SFAS 123”). Fresh Del Monte’s reported and pro forma information for the years ended December 30, 2005 and December 31, 2004 as follows (U.S. dollars in millions, except per share data):

	Years ended
	December 30, 2005	December 31, 2004
Reported net income	$106.6	$139.2
Deduct: Stock-based compensation expense under fair value method, net of related tax effects	(5.6)	(0.9)

Net income, pro forma	$101.0	$138.3

Net income per ordinary share, reported:
Basic	$1.84	$2.42

Diluted	$1.84	$2.41

Net income per ordinary share, pro forma:
Basic	$1.74	$2.41

Diluted	$1.74	$2.39

Because the exercise price of Fresh Del Monte’s employee stock options equaled the market price of the underlying stock on the date of grant, no compensation expense was recorded for stock options issued to employees during 2005 and 2004.

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

Retirement and Other Employee Benefits

Using appropriate actuarial methods and assumptions, Fresh Del Monte accounts for defined benefit pension plans in accordance with SFAS No. 87, “Employers’ Accounting for Pensions” (“SFAS 87”) and accounts for its other post-retirement benefit plans in accordance with SFAS No. 106, “Employers’ Accounting for Post-retirement Benefits Other Than Pensions” (“SFAS 106”) as amended by SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Post-retirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)” (“SFAS 158”).

Effective December 29, 2006 Fresh Del Monte adopted the provisions of SFAS 158 which requires that previously unrecognized actuarial gains or losses, prior service costs or credits and transition obligations or assets be recognized generally through adjustments to accumulated other comprehensive income and credits to prepaid benefit cost or accrued benefit liability. As a result of these adjustments, the current funded status of defined benefit pension plans and other post-retirement benefit plans is reflected in Fresh Del Monte’s consolidated balance sheet as of December 29, 2006. See note 16, “Retirement and Other Employee Benefits”.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

3. Summary of Significant Accounting Policies (continued)

The following table reflects the effects of the adoption of SFAS 158 on Fresh Del Monte’s consolidated balance sheet (U.S. dollars in millions):

	December 29, 2006
	Before application of SFAS 158	Adjustments	After application of SFAS 158
Deferred income tax assets, noncurrent	$45.4	$1.7	$47.1
Total assets	$2,080.5	$1.7	$2,082.2

Accounts payable and accrued expenses	$367.9	$3.3	$371.2
Total current liabilities	$400.9	$3.3	$404.2

Retirement benefits	$92.1	$(13.7)	$78.4
Total liabilities	$1,068.7	$(10.4)	$1,058.3

Accumulated other comprehensive income	$4.9	$12.1	$17.0
Total shareholders’ equity	$999.6	$12.1	$1,011.7

Total liabilities and shareholders’ equity	$2,080.5	$1.7	$2,082.2

Reclassifications

Certain amounts from 2005 and 2004 have been reclassified to conform to the 2006 presentation.

New Accounting Pronouncements

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes”. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. Fresh Del Monte is currently evaluating the impact of adopting FIN 48.

In September 2006, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 157,” Fair Value Measures” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measures required under other accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. Fresh Del Monte is currently evaluating the impact of adopting SFAS No. 157.

In September 2006, FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” (“SFAS 158”). Effective December 29, 2006, Fresh Del Monte adopted the provisions of SFAS 158 and the resulting adjustments are reflected in the Fresh Del Monte’s consolidated

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

3. Summary of Significant Accounting Policies (continued)

balance sheet as of December 29, 2006. SFAS 158’s provisions regarding the change in measurement date are effective for fiscal year ended December 2008. Fresh Del Monte has determined that the change in measurement date from November 30th to the fiscal year end balance sheet date will have an immaterial impact on Fresh Del Monte’s consolidated financial statements. See note 16, “Retirement and Other Employee Benefits”.

In September 2006, the FASB issued FASB Staff Position No. AUG AIR-1, “Accounting for Planned Major Maintenance Activities” (“FSP AUG AIR-1”). FSP AUG AIR-1 eliminates the “accrue –in-advance” method of accounting for planned major maintenance activities that is permitted in the AICPA Industry Audit Guide, Audits of Airlines. The guidance in FSP AUG AIR-1 is applicable to all industries. As a result of the elimination of the accrue-in-advance method, the Airline Guide currently permits the use of one of the following three remaining methods: (1) direct expensing, (2) built-in overhaul, and (3) deferral. The effective date of FSP AUG AIR-1 is for fiscal years beginning after December 15, 2006 and requires retrospective application to all prior period results presented. Fresh Del Monte has been accruing for certain major maintenance activities associated with the periodic major overhauls of its fleet of vessels under the accrue-in-advance method. Fresh Del Monte is currently evaluating the impact of adopting FSP AUG AIR-1.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115” (“SFAS 159”). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. SFAS 159 is effective for Fresh Del Monte on December 29, 2007, the first day of Fresh Del Monte’s 2008 fiscal year. Fresh Del Monte is evaluating the impact, if any, that the adoption of SFAS 159 will have on its consolidated financial statements.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

4. Asset Impairment and Other Charges

Fresh Del Monte recorded asset impairment and other charges totaling $105.3 million, $3.1 million and $5.4 million for the years ended 2006, 2005 and 2004, respectively, which were the result of exit activities and asset impairments.

The following represents a summary of asset impairment and other charges for the years ended 2006, 2005 and 2004. (U.S. dollars in millions):

	Years ended
	December 29, 2006		December 30, 2005		December 31, 2004
	Asset Impairment Charges	Other Charges	Totals	Asset Impairment Charges	Totals	Asset Impairment Charges	Totals
Charges related to asset impairments	$50.1	$—	$50.1	$—	$—	$5.4	$5.4
Charges related to exit activities	33.9	21.3	55.2	3.1	3.1	—	—

Total asset impairment and other charges	$84.0	$21.3	$105.3	$3.1	$3.1	$5.4	$5.4

Included in the $105.3 million for the year ended 2006 are $50.1 million of asset impairment charges related to underutilized facilities and other assets in Europe, Africa and North America and $55.2 of asset impairments, one-time termination benefits and contract termination charges resulting from exit activities. Included in the $3.1 million for the year ended 2005 are asset impairment charges related to exit activities in South Africa and North America. Included in the $5.4 million of asset impairment charges for the year ended 2004 are charges related to underutilized and obsolete equipment in North America and the United Kingdom.

The following represents the detail of asset impairment and exit activity charges for the year ended December 29, 2006 (U.S. dollars in millions):

	Banana and Other Fresh Produce Segments			Prepared Foods Segment		Other Products and Services Segment
	North America	Europe	Africa	Europe	Africa	North America	Totals
Impairment of long lived assets including definite-lived intangible assets	$7.7	$9.5	$10.3	$14.2	$7.5	$7.2	$56.4
Impairment of goodwill and indefinite-lived intangible assets	12.5	6.2	—	8.9	—	—	27.6

Total asset impairment charges	20.2	15.7	10.3	23.1	7.5	7.2	84.0

One time termination benefits, contract termination costs and other exit activity charges	12.7	2.7	—	5.9	—	—	21.3

Total asset impairment and other charges	$32.9	$18.4	$10.3	$29.0	$7.5	$7.2	$105.3

A significant portion of the 2006 impairment of the long lived assets including definite-lived intangible assets relates to (1) underutilized facilities and equipment in South Africa in the other fresh produce segment, (2) the closure of the Italian production facility and equipment in the prepared food segment and (3) the rationalization of the South African canning operation in the prepared foods segment.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

The 2006 impairment of goodwill and indefinite-lived intangible assets resulted primarily from (1) the impairment of the goodwill related to the North America Standard acquisition which experienced lower than expected volumes related to the other fresh produce segment and (2) the impairment of the Del Monte Foods indefinite-life intangible of a perpetual, royalty-free brand name license due to a discontinued product line and the highly competitive market in the United Kingdom in the prepared foods segment.

Included in the 2006 one time termination benefits, contract termination costs and other exit activity charges are charges related primarily to (1) the previously announced decision to exit the Hawaiian production operations included in the other fresh produce segment and (2) the closure of the Italian production facility included in the prepared foods segment. Fresh Del Monte expects to pay approximately $19.9 million during 2007 and $2.1 million during 2008 in termination benefits and contract obligations related to the exit of the Hawaiian production operations and the closure of the Italian production facility.

Based on the underutilization of a facility in North America related to the other fresh produce segment and as a result of damages sustained from Hurricane Katrina at the New Orleans distribution center, asset impairment charges of $3.1 million were recorded in 2005.

Based on the underutilization of certain machinery and equipment in the United Kingdom, North America and South America related to the banana and other fresh produce segments, asset impairment charges in the $5.4 million were recorded in 2004.

5. Acquisitions

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

In 2006, Fresh Del Monte recorded an asset impairment charge of $7.2 million related to the unamortized portion of a lease franchise agreement, a definite-lived intangible asset, valued as part of the Can Am acquisition. Refer to note 4, “Asset Impairment and Other Charges” and note 10, “Goodwill and Other Intangible Assets”.

Del Monte Foods Acquisition

On October 1, 2004, Fresh Del Monte acquired Del Monte Foods, including its operations in Europe, Africa

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

5. Acquisitions (continued)

and the Middle East. Del Monte Foods is a vertically integrated producer, marketer and distributor of prepared fruit and vegetables, juices, beverages, snacks and desserts and holds a perpetual, royalty-free license to use the DEL MONTE® brand for prepared and/or canned foods in more than 100 countries throughout Europe, Africa and the Middle East. DEL MONTE® is the leading brand for canned fruit and pineapple in many Western European markets and is a leading brand in the United Kingdom beverage market. Fresh Del Monte acquired Del Monte Foods for $339.6 million financed through cash on hand and drawings under the Revolving Credit Facility. The purchase price included $24.0 million of assumed debt. The acquisition included $6.9 million of transaction related expenses. See note 14, “Long-Term Debt and Capital Lease Obligations”.

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

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the dates of acquisitions during 2004 (U.S. dollars in millions):

	Can-Am	Del Monte Foods	Total
Current assets	$3.8	$194.8	$198.6
Property and equipment	7.5	122.9	130.4
Other noncurrent assets	—	20.5	20.5
Identified intangibles	8.4	81.7	90.1
Current liabilities	(1.2)	(96.3)	(97.5)
Noncurrent liabilities	—	(56.6)	(56.6)

Net assets acquired	18.5	267.0	285.5
Purchase price	18.8	339.6	358.4

Goodwill	$0.3	$72.6	$72.9

In 2006, Fresh Del Monte recorded an asset impairment charge of $8.9 million related an indefinite-lived intangible asset valued as part of the Del Monte Foods acquisition. Refer to note 4, “Asset Impairment and Other Charges” and note 9, “Goodwill and Other Intangible Assets”.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

5. Acquisitions (continued)

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

6. Inventories

Inventories consisted of the following (U.S. dollars in millions):

	December 29, 2006	December 30, 2005
Finished goods	$187.4	$177.5
Raw materials and packaging supplies	117.5	101.4
Growing crops	100.4	109.8

Total inventories	$405.3	$388.7

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

7. Investments in Unconsolidated Companies

Fresh Del Monte utilizes the equity method of accounting for investments in 20% to 50% owned companies and for investments in over 50% owned companies over which Fresh Del Monte does not have control. Investments in unconsolidated companies accounted for under the equity method amounted to $11.8 million and $13.5 million at December 29, 2006 and December 30, 2005, respectively. At December 29, 2006 and December 30, 2005, net amounts receivable from unconsolidated companies amounted to $0.7 million and $0.6 million, respectively.

Investments in unconsolidated companies consisted of the following at December 29, 2006:

Company	Business	Ownership Interest
Melones Del Pacifico, S.A.	Melon production	50%
Melones De Costa Rica, S.A.	Melon production	50%
Hacienda Filadelfia, S.A.	Melon production	50%
Frutas de Parrita, S.A.	Melon production	50%
Harvest Produce Holdings, LLC, Texas	Potato repacker	51%
Texas Specialty Produce Investors, LLC, Texas	Supplier of specialty produce and herbs	50%
Cartorama S.A.	Carton box corrugators	10%

Fresh Del Monte is fully consolidating the financial position and results of operations of Davao Agricultural Ventures Corporation and Southern Fresh Products, Inc, previously unconsolidated 40%-owned investments, as both were determined to be VIE’s. See note 8, “Variable Interest Entities”.

Purchases from unconsolidated companies were $60.8 million, $55.4 million and $54.7 million for 2006, 2005 and 2004, respectively.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

7. Investments in Unconsolidated Companies (continued)

Combined financial data of unconsolidated companies accounted for under the equity method is summarized as follows (U.S. dollars in millions)(unaudited):

	December 29, 2006	December 30, 2005
Current assets	$10.5	$12.8
Noncurrent assets	21.5	22.0
Current liabilities	(6.1)	(5.4)
Noncurrent liabilities	(2.1)	(2.8)

Net worth	$23.8	$26.6

	Years ended
	December 29, 2006	December 30, 2005	December 31, 2004
Net sales	$73.2	$61.5	$61.0

Gross profit	$3.0	$1.3	$5.2

Net loss	$(1.5)	$(3.9)	$(1.5)

Fresh Del Monte’s portion of earnings in unconsolidated companies amounted to losses of $1.6 million, $2.1 million and $0.1 million in 2006, 2005 and 2004, respectively, and is included in other income (expense), net. Dividends received from unconsolidated subsidiaries amounted to $0.4 million and $0.1 million in 2005 and 2004, respectively. The portion of earnings in unconsolidated companies includes a write-down of the investment in Harvest Produce Holdings, LLC, Texas of $0.7 million, as a result of exit activities in North America. This charge was included in the Other Income (Expense), Net caption in the Consolidated Statements of Operations. See note 3, “Summary of Significant Accounting Policies”. There were no dividends received from unconsolidated subsidiaries in 2006.

8. Variable Interest Entities

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

Upon adopting FIN 46R in 2004, Fresh Del Monte concluded that its investment in Davao Agriculture Ventures Corporation (“Davco”) fit the definition of a VIE pursuant to FIN 46R and began fully consolidating Davco. In 2005, Fresh Del Monte acquired a 40% equity investment in Southern Fresh Products, Inc (“Southern”), which began to show activity during 2006. Davco and Southern are Del Monte gold pineapple producers in the Philippines that sell all of their pineapple to Fresh Del Monte and in which Fresh Del Monte

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

8. Variable Interest Entities (continued)

has a 40% equity investment. At December 29, 2006 and December 30, 2005, Davco had approximately $0.6 million and $1.2 million, respectively, in long-term debt that is collateralized by its property, plant and equipment, primarily composed of buildings and machinery, various properties of the 60% majority equity investor and further guaranteed by a $1.1 million standby letter of credit issued by Fresh Del Monte. Southern had approximately $6.0 million in long term debt at December 29, 2006, that is collateralized by its property, plant and equipment, primarily composed of buildings and machinery, various properties of the 60% majority equity investor and further guaranteed by a $2.8 million standby letter of credit issued by Fresh Del Monte.

Although Fresh Del Monte is the minority owner of Davco and Southern, Fresh Del Monte, Davco and Southern have profit-sharing arrangements that result in Fresh Del Monte realizing 70% of Davco’s and Southern’s profits. Based on the criteria of FIN 46R, Davco and Southern are both considered to be VIE’s and Fresh Del Monte is the primary beneficiary of Davco’s and Southern’s expected residual returns. Although Fresh Del Monte is the primary beneficiary, the creditors of Davco or Southern do not have recourse against Fresh Del Monte’s general credit.

Financial highlights for Davco and Southern are as follows: (U.S. dollars in millions):

	December 29, 2006		December 30, 2005
	Davco	Southern	Davco	Southern
Inventory	$5.7	$3.5	$4.4	$0.9
Current assets	7.0	4.4	6.3	2.5
Other assets	5.0	7.6	3.8	1.6
Accounts payable and other accruals	2.4	0.6	1.3	0.4
Current portion of long-term debt	0.5	—	0.5	—
Long-term debt	0.1	6.0	0.7	—
Minority interest, currency translation losses and other equity	8.4	6.3	8.0	3.6

	Years ended
	December 29, 2006		December 30, 2005		December 31, 2004
	Davco	Southern	Davco	Southern	Davco	Southern
Net sales	$8.0	$2.0	$8.4	$—	$5.5	$—
Gross profit (loss)	(0.6)	0.1	1.0	(0.2)	0.7	—
Net income (loss)	(0.1)	0.1	0.3	(0.1)	0.2	—

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

9. Property, Plant and Equipment

Property, plant and equipment consisted of the following (U.S. dollars in millions):

	December 29, 2006	December 30, 2005
Land and land improvements	$327.4	$309.3
Buildings and leasehold improvements	281.9	287.7
Machinery and equipment	294.1	310.1
Maritime equipment (including containers)	251.4	251.4
Furniture, fixtures and office equipment	89.3	103.5
Automotive equipment	35.4	43.6
Construction-in-progress	60.5	56.4

	1,340.0	1,362.0
Less: accumulated depreciation and amortization	(499.5)	(469.0)

Property, plant and equipment, net	$840.5	$893.0

Depreciation and amortization expense on property, plant and equipment including assets under capital leases, amounted to $81.6 million, $81.5 million and $68.5 million for 2006, 2005 and 2004, respectively.

Buildings, containers, machinery and equipment and automotive equipment under capital leases totaled $60.1 million and $68.8 million at December 29, 2006 and December 30, 2005, respectively. Accumulated amortization for assets under capital leases was $30.7 million and $29.7 million at December 29, 2006 and December 30, 2005, respectively.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

10. Goodwill and Other Intangible Assets

The following table reflects the changes in the carrying amount of goodwill by operating segment for the years ended December 29, 2006 and December 30, 2005 (U.S. dollars in millions):

	Year Ended December 29, 2006
	Beginning	Acquisitions	Foreign Exchange and Other	Charges	Ending
Bananas	$38.9	$—	$5.0	$—	$43.9
Other fresh produce	138.3	0.4	(4.8)	(12.5)	121.4
Other products and services	2.5	—	(0.2)	—	2.3
Prepared food	69.6	—	14.7	—	84.3

Totals	$249.3	$0.4	$14.7	$(12.5)	$251.9

	Year Ended December 30, 2005
	Beginning	Acquisitions	Foreign Exchange and Other	Charges	Ending
Bananas	$38.9	$—	$—	$—	$38.9
Other fresh produce	140.6	—	(2.3)	—	138.3
Other products and services	11.0	—	(8.5)	—	2.5
Prepared food	71.5	0.2	(2.1)	—	69.6

Totals	$262.0	$0.2	$(12.9)	$—	$249.3

In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, effective December 29, 2001, Fresh Del Monte reviews goodwill for impairment on an annual basis or sooner if indicators of impairment arise. Based on the valuation performed as of October 1, 2006 and concluded during the fourth quarter of 2006, Fresh Del Monte determined that goodwill which resulted from the acquisition of Standard on January 27, 2003 was impaired as a result of less than expected volumes. Accordingly, a charge to the carrying value of goodwill in the amount of $12.5 million was recorded in 2006 related to the other fresh produce segment. As of December 29, 2006, Fresh Del Monte is not aware of any items or events that would cause a further adjustment the carrying value of goodwill. See note 3, “Summary of Significant Accounting Policies”.

As a result of the acquisition of Del Monte Foods Europe (“Del Monte Foods”), Fresh Del Monte acquired a perpetual, royalty-free license to use the DEL MONTE® brand for processed and/or canned foods in more than 100 countries throughout Europe, Africa and the Middle East. Included in other non-current assets at December 29, 2006 is an indefinite-lived intangible asset of $74.4 million related to this license. Based on the valuation performed as of October 1, 2006 and concluded during the fourth quarter of 2006, it was determined that its carrying value was lower than the fair value of this indefinite-lived intangible asset as a result of a discontinued product line. Accordingly, an impairment charge of $8.9 million was recorded during 2006.

During 2005, Fresh Del Monte finalized the valuation of the net assets acquired related to the Can-Am

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

10. Goodwill and Other Intangible Assets (continued)

acquisition. See note 5, “Acquisitions”. Included in the assets acquired was a lease franchise agreement that entitles Fresh Del Monte to substantial discounts and rebates on future purchases of trucks, trailers and other trucking-related equipment. As a result of the valuation of Can-Am’s assets, performed by an independent valuation firm, $8.4 million of the purchase price was allocated to the value of this agreement and was reclassified from the goodwill of other products and services to amortizable intangible assets, included in the table above for the year ended December 29, 2006 under the title “Foreign Exchange and Other”. During 2006, Fresh Del Monte wrote-off the remaining unamortized value of the lease franchise agreement of $7.2 million due to underutilization of this long-lived intangible asset, see note 4, “Asset Impairment and Other Charges”.

Fresh Del Monte also wrote-off the remaining unamortized value of a customer list intangible of $2.1 million due to underutilization.

Amortizable intangible assets included in the accompanying consolidated balance sheet in other noncurrent assets as of December 29, 2006 are related to non-compete agreements and as of December 30, 2005 are related to a franchise agreement and non-compete agreements. Amortization expense related to amortizable intangible assets totaled $1.1 million, $6.4 million and $6.1 million for 2006, 2005 and 2004, respectively.

The following table reflects Fresh Del Monte’s intangible assets and related accumulated amortization (U.S. dollars in millions):

	Franchise Agreement		Non-compete Agreements and others
	December 29, 2006	December 30, 2005	December 29, 2006	December 30, 2005
Intangible assets, gross	$—	$8.4	$6.8	$10.2
Accumulated amortization	—	(0.8)	(6.3)	(6.5)

Intangible assets, net	$—	$7.6	$0.5	$3.7

The estimated aggregate amortization expense for the five succeeding fiscal years is as follows (U.S. dollars in millions):

2007	$0.5
2008 and forward	—

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

11. Accumulated Other Comprehensive Income (Loss)

Accumulated other comprehensive income (loss) consisted of the following (U.S. dollars in millions):

	Unrealized Gain (Loss) on Derivatives	Currency Translation Adjustment	Minimum Pension Liability	SFAS No. 158 Adoption	Total
Balance at December 26, 2003	$(34.8)	$(10.2)	$(2.1)	$—	$(47.1)
Current year net change in other comprehensive income (loss)	7.9	16.7	(0.4)	—	24.2

Balance at December 31, 2004	(26.9)	6.5	(2.5)	—	(22.9)
Current year net change in other comprehensive income (loss)	61.9	(41.6)	(0.5)	—	19.8

Balance at December 30, 2005	35.0	(35.1)	(3.0)	—	(3.1)
Current year net change in other comprehensive income (loss)	(34.3)	43.9	(1.6)	—	8.0
Impact of adoption of SFAS No. 158	—	—	—	12.1	12.1

Balance at December 29, 2006	$0.70	$8.80	$(4.60)	$12.1	$17.0

On December 29, 2006, Fresh Del Monte adopted SFAS 158, which requires the recognition of the funded status of defined benefit pension plans on the consolidated balance sheets and the corresponding offset to accumulated other comprehensive loss. As a result of adopting SFAS 158, Fresh Del Monte recorded $12.1 million to accumulated other comprehensive income at December 29, 2006. SFAS 158 also requires measurement of plan assets and benefit obligations as of the date of Fresh Del Monte’s balance sheet effective for Fresh Del Monte’s fiscal year 2008. Fresh Del Monte does not expect that the change in measurement date will have a material impact on its results of operations, financial position or cash flows.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

12. Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consisted of the following (U.S. dollars in millions):

	December 29, 2006	December 30, 2005
Trade and other payables	$146.7	$153.4
Accrued fruit purchases	15.7	39.0
Vessel and port operating expenses	22.3	27.3
Payroll and employee benefits	32.1	26.2
Accrued promotions	9.8	13.9
Other accrued expenses	144.6	111.3

Accounts payable and accrued expenses	$371.2	$371.1

Other accrued expenses is primarily composed of accruals for inland freight costs incurred, purchases received but not invoiced and other accruals, none of which individually exceeds 5% of current liabilities.

13. Benefit from Income Taxes

The benefit from income taxes consisted of the following (U.S. dollars in millions):

	Years ended
	December 29, 2006	December 30, 2005	December 26, 2004
Current:
U.S. federal income tax	$—	$(0.5)	$(34.5)
State	0.4	0.2	(1.1)
Non-U.S.	6.1	(0.8)	5.3

	$6.5	$(1.1)	$(30.3)

Deferred:
U.S. federal income tax	$(1.4)	$(6.3)	$13.5
State	(0.2)	(0.7)	2.5
Non-U.S.	(5.4)	(0.2)	2.1

	$(7.0)	$(7.2)	$18.1

Benefit from income taxes	$(0.5)	$(8.3)	$(12.2)

Total income tax payments during 2006, 2005 and 2004 were $2.3 million, $3.0 million and $7.9 million, respectively.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

13. Benefit from Income Taxes (continued)

Income (loss) before income taxes consisted of the following (U.S. dollars in millions):

	Years ended
	December 29, 2006	December 30, 2005	December 31, 2004
United States	$(88.4)	$(35.2)	$2.5
Non-U.S.	(57.2)	133.5	124.5

	$(145.6)	$98.3	$127.0

The differences between the reported benefit from income taxes and income taxes computed at the U.S. statutory federal income tax rate are explained in the following reconciliation (U.S. dollars in millions):

	Years ended
	December 29, 2006	December 30, 2005	December 31, 2004
Income tax (benefit) provision computed at U.S. statutory federal rate	$(51.0)	$34.4	$44.4
Effect of tax rates on non-U.S. operations	(33.7)	(102.6)	(87.3)
Provision for (reversal of) accruals for tax contingencies	1.5	(3.1)	(16.9)
Net operating losses utilized in settlement of U.S. federal income tax audit	—	—	10.0
Non-taxable differences	4.7	(6.2)	(4.4)
Increase in valuation allowance	82.7	72.2	42.4
Other	(4.7)	(3.0)	(0.4)

Reported benefit from income taxes	$(0.5)	$(8.3)	$(12.2)

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

13. Benefit from Income Taxes (continued)

Deferred income tax assets and liabilities consisted of the following (U.S. dollars in millions):

	December 29, 2006	December 30, 2005
Deferred tax liabilities
Current:
Inventories	$(16.1)	$(16.1)

Total current deferred tax liabilities	(16.1)	(16.1)

Noncurrent:
Property, plant and equipment	(65.3)	(62.8)
Equity in earnings of unconsolidated companies	(2.8)	(3.1)

Total noncurrent deferred tax liabilities	(68.1)	(65.9)
Total current and noncurrent deferred tax liabilities	$(84.2)	$(82.0)

Deferred tax assets:
Current:
Allowances and other accrued liabilities	$8.3	$6.5

Total current deferred tax assets	8.3	6.5
Noncurrent:
Pension liability	18.3	16.9
Post-retirement benefits other than pension	2.9	9.1
Net operating loss carryforwards	240.1	161.8
Capital Loss Carryover	33.7	28.3
Other, net	28.1	19.8

Total noncurrent deferred tax assets	323.1	235.9
Valuation allowance	(276.0)	(197.9)

Total noncurrent deferred tax assets, net	47.1	38.0

Total deferred tax assets, net	55.4	44.5

Deferred tax liabilities, net	$(28.8)	$(37.5)

The valuation allowance established with respect to the deferred tax assets relates primarily to the Kunia Well Site accrual and net operating loss carryforwards in tax jurisdictions where, due to Fresh Del Monte’s current and foreseeable operations, it is deemed more likely than not, future taxable income will not be sufficient to realize the related income tax benefits. During 2006 and 2005, the valuation allowance increased by $78.1 million and $72.2 million, respectively. The increase in the valuation allowance in 2006 relates primarily to valuation allowances on net operating loss carryforwards generated during the year.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

13. Benefit from Income Taxes (continued)

Included in the 2006 change in the valuation allowance is a reduction of $5.2 million related to accumulated other comprehensive income (loss) and an increase of $0.6 million related to other comprehensive income (loss) as a result of the adoption of SFAS 158. As of December 29, 2006 and December 30, 2005, $39.2 million and $34.7 million, respectively, of the valuation allowance for deferred tax assets relates to acquired net operating loss carryforwards of Del Monte Foods. The majority of the amounts of benefits from net operating losses carried forward, from Del Monte Foods, may be impacted and/or limited in certain circumstances. Future reduction of this valuation allowance as the result of the recognition of these acquired income tax benefits by Fresh Del Monte, if any, would be allocated to reduce the related goodwill created in the acquisition of Del Monte Foods.

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

At December 29, 2006, Fresh Del Monte had approximately $815.1 million of tax operating loss carryforwards expiring as follows (U.S. dollars in millions):

2007	$3.8
2008	7.0
2009	3.5
2010 and beyond	249.6
No expiration	551.2

$815.1

Included in the total tax operating loss carryforwards at December 29, 2006, Fresh Del Monte had $16.0 million of loss carryforwards for U.S. tax purposes resulting from stock option exercises in 2004, 2005 and 2006 which have expiration dates beginning in 2023.

At December 29, 2006, Fresh Del Monte had state tax operating loss carryforwards ranging up to $13.7 million, which have various expiration dates within the years 2008-2025.

Fresh Del Monte is currently undergoing tax audits in several jurisdictions for certain years prior to 2002. The accruals for the audits, if any, are included in other noncurrent liabilities in the accompanying consolidated balance sheets. Fresh Del Monte believes the amounts accrued as of December 29, 2006 are sufficient to cover the estimated costs to resolve these tax assessments. The amounts accrued represent Fresh Del Monte’s best estimates. Actual amounts may be different which may result in an additional accrual or reversal of amounts previously accrued. At December 29, 2006 and December 30, 2005, there was $13.7 million and $12.2 million, respectively, included in other noncurrent liabilities in the

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

13. Benefit from Income Taxes (continued)

accompanying consolidated balance sheets related to tax contingency accruals.

14. Long-Term Debt and Capital Lease Obligations

The following is a summary of long term-debt and capital lease obligations (U.S. dollars in millions):

	December 29, 2006	December 30, 2005
$600.0 million five-year syndicated bank loan (see Revolving
Credit Facility below) due November 2009	$297.1	$330.1
$150.0 million Tranche No. 1 incremental term loan amortizing quarterly and maturing on May 11, 2011	147.2	—
Various other notes payable	12.6	8.5
Capital lease obligations	13.0	22.2

Total long-term debt and capital lease obligations	469.9	360.8
Less: Current portion	(7.8)	(11.7)

Long-term debt and capital lease obligations	$462.1	$349.1

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

14. Long-Term Debt and Capital Lease Obligations (continued)

Revolving Credit Facility

On March 21, 2003, Fresh Del Monte, and certain wholly-owned subsidiaries entered into a $400.0 million, four-year syndicated revolving credit facility (“Credit Facility”), with Rabobank Nederland, New York Branch, as administrative agent. On November 9, 2004, the Credit Facility was amended to increase the total commitment to $600.0 million, to add a term loan commitment of up to $400.0 million, to extend its maturity to November 10, 2009 and to increase the letter of credit facility to $100.0 million. On February 14, 2006, the Credit Facility was amended to increase the allowable repurchase by Fresh Del Monte of its common stock in an aggregate amount not to exceed $300.0 million.

On May 10, 2006, the Credit Facility was amended to permit borrowing under the term loan commitment of up to $150.0 million. On May 10, 2006, Fresh Del Monte borrowed $150.0 million of the available term loan commitment and used the proceeds to re-pay a portion of the revolving facility. The term loan is a five- year amortizing loan with quarterly payments of principal and interest. The interest rate (7.8750% at December 29, 2006) is based on a spread over London Interbank Offer Rate (“LIBOR”).

The Credit Facility is collateralized directly or indirectly by substantially all of Fresh Del Monte’s assets and is guaranteed by certain of Fresh Del Monte’s subsidiaries. The Credit Facility permits borrowings with an interest rate, determined by Fresh Del Monte’s leverage ratio, based on a spread over London Interbank Offer Rate (“LIBOR”) (7.8993% at December 29, 2006). At December 29, 2006 and December 30, 2005, $444.3 million (including the term loan) and $330.1 million, respectively, was outstanding under the Credit Facility.

The Credit Facility requires Fresh Del Monte to be in compliance with various financial and other covenants and limits the amount of future dividends. As of December 29, 2006, Fresh Del Monte was in compliance with all of the financial and other covenants contained in the Credit Facility.

At December 29, 2006 and December 30, 2005, Fresh Del Monte had $287.0 million and $243.8 million, respectively, available under committed working capital facilities, primarily all of which is represented by the Credit Facility. The Credit Facility also includes a swing line facility and a letter of credit facility. At December 29, 2006 and December 30, 2005, Fresh Del Monte applied $18.2 million and $27.9 million, respectively, to the letter of credit facility, comprised primarily of certain contingent obligations and other governmental agencies guarantees combined with guarantees for purchases of raw materials and equipment.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

14. Long-Term Debt and Capital Lease Obligations (continued)

Maturities of long-term debt and capital lease obligations during the next five years are (U.S. dollars in millions):

	Long-Term Debt	Capital Leases	Totals
2007	$5.6	$6.0	$11.6
2008	5.3	4.0	9.3
2009	303.4	3.0	306.4
2010	6.6	0.7	7.3
2011	134.0	0.1	134.1
Thereafter	2.1	—	2.1

	457.0	13.8	470.8
Less: Representing interest	—	(0.9)	(0.9)

	457.0	12.9	469.9
Less: Current portion	$(1.8)	(6.0)	(7.8)

Totals, net of current portion of long-term debt and capital lease obligations	$455.2	$6.9	$462.1

Cash payments of interest on long-term debt, net of amounts capitalized, were $24.0 million, $14.9 million, and $4.2 million for 2006, 2005 and 2004, respectively.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

15. Net (Loss) Income Per Ordinary Share

Basic and diluted net (loss) income per ordinary share is calculated as follows (U.S. dollars in millions, except share and per share data):

	Years ended
	December 29, 2006	December 30, 2005	December 31, 2004
Numerator:
Net (loss) income	$(145.1)	$106.6	$139.2

Denominator:
Weighted average number of ordinary shares - Basic	57,819,416	57,926,466	57,487,131
Effect of dilutive securities - employee stock options	—	150,816	316,027

Weighted average number of ordinary shares - Diluted	57,819,416	58,077,282	57,803,158

Net (loss) income per ordinary share:
Basic	$(2.51)	$1.84	$2.42

Diluted	$(2.51)	$1.84	$2.41

As a result of the net loss in 2006 and in the fourth quarter of 2005, the calculation of diluted earnings per share is anti-dilutive and, therefore, in 2006 and in the fourth quarter of 2005, basic and diluted net loss per share are equal. There were no antidilutive options for any part of 2004.

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

On November 21, 2006, Fresh Del Monte announced the accelerated closing of the Hawaii production facility. All active participants ceased accruing benefits and all participants were deemed to be 100% vested under the plan. This change which affected both non-contributory defined benefit plans, resulted in an immaterial impact to Fresh Del Monte’s net loss for the year ended December 29, 2006 and shareholders’ equity at December 29, 2006.

Fresh Del Monte’s pension plan weighted average asset allocation ranges by asset category based on fair value, is as follows:

	December 29, 2006	December 30, 2005	Target Asset Allocation
Equity securities	62%	64%	40%-65%
Debt securities	38%	33%	20%-55%
Cash and cash equivalents	—	3%	0%-15%

Asset allocation targets promote optimal expected return and volatility characteristics given the long-term time horizon for fulfilling the obligations of the pension plans. Selection of the targeted asset allocation for U.S. plan assets was based upon a review of the expected return and risk characteristics of each asset class, as well as the correlation of returns among asset classes.

Investment guidelines are established with each investment manager. These guidelines provide the parameters within which the investment managers agree to operate, including criteria that determine eligible and ineligible securities, diversification requirements and credit quality standards, where applicable. Unless exceptions have been approved, investment managers are prohibited from buying or selling commodities, futures or option contracts, as well as from short selling of securities. Furthermore, investment managers agree to obtain written approval for deviations from stated investment style or guidelines.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

16. Retirement and Other Employee Benefits (continued)

The expected long-term rate of return assumption for U.S. plan assets is based upon the target asset allocation and is determined using forward-looking assumptions in the context of historical returns and volatilities for each asset class, as well as correlations among asset classes. Fresh Del Monte evaluates the rate of return assumption on an annual basis. The actual returns on plan assets for 2006 and 2005 were 14.6% and 3.3%, respectively.

Assumptions

The assumptions used in the calculation of the actuarial present value of the projected benefit obligation, the net periodic pension cost and expected long-term rate of return on plan assets for Fresh Del Monte’s defined benefit pension plans consisted of the following:

	December 29, 2006	December 30, 2005
Weighted average discount rate	5.50% - 5.75%	5.50% - 5.75%
Rate of increase in compensation levels	3.50%	3.50%
Expected long-term rate of return on assets	7.50%	7.50%

Cash Flows

Fresh Del Monte funds all pension plans in amounts consistent with applicable laws and regulations. Fresh Del Monte expects to contribute approximately $1.3 million to its U.S. based defined benefit pension plans in 2007. Benefit payments under the pension plans over the next 10 years are expected to total $12.4 million and average approximately $1.2 million per year.

The accumulated benefit obligation for the U.S. based defined benefit pension plans is $19.9 million and $19.4 million at December 29, 2006 and December 30, 2005, respectively. Fresh Del Monte recorded, in accordance with SFAS 87, an additional minimum pension liability of $1.6 million and $3.5 million, respectively, as “Retirement benefits” in the accompanying consolidated balance sheets at December 29, 2006 and December 30, 2005, which resulted in an increase directly to shareholders’ equity of $1.9 million in 2006 and a charge to shareholders’ equity of $1.0 million in 2005.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

16. Retirement and Other Employee Benefits (continued)

U.S. Based Post-Retirement Healthcare Plans

Fresh Del Monte provides contributory healthcare benefits to its U.S. retirees and their dependents. Fresh Del Monte has recorded a liability equal to the unfunded accumulated benefit obligation as required by the provisions of SFAS 106. SFAS 106 requires that the cost of these benefits, which are primarily for health care and life insurance, be recognized in the financial statements throughout the employees’ active working careers. Fresh Del Monte funds claims under the plan as they are incurred, and accordingly, the plan has no assets.

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

Effective June 1, 2006, Fresh Del Monte amended its retiree medical and life insurance plans to eliminate coverage for its non-union retirees. This resulted in an unrecognized prior service credit and a reduction of the accumulated post-retirement benefit obligation of $10.4 million accounted for as a plan amendment as of June 1, 2006. Fresh Del Monte recognized $0.8 million of the unrecognized prior service credit resulting from the June 1st plan amendment as net periodic post-retirement benefit cost during 2006.

On November 21, 2006, Fresh Del Monte announced the accelerated closing of the Hawaii production facility to active union employees. The affected union employees were covered by the ILWU Local 42 collective bargaining agreement (“CBA”). Due to the accelerated closing, participants in the retiree medical and life insurance plans will not accrue benefits or eligibility. In addition, the CBA will not be re-negotiated and will expire in April 2009 along with any benefits provided to retirees by retiree medical and life insurance plans. In accordance with Statement of Financial Accounting Standards No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits” (“SFAS 88”) and SFAS 106, an unrecognized prior service credit of $7.5 million arising due to the June 1, 2006 plan amendment was recognized as a curtailment gain in proportion to the active union employees who terminated as of December 29, 2006 and is included as a reduction to asset impairment and other charges in the consolidated statements of operations. The majority of the remaining $2.1 million unrecognized prior service credit occurring as a result of the June 1, 2006 plan amendment will be recognized in 2007 based on employee turnover. The expiration of the CBA in April 2009 will result in a reduction of the accumulated post-retirement benefit obligation of $5.4 million, which will be recognized in the results of operations ratably based on employee turnover through April 2009.

Assumptions

The assumptions used in determining the accumulated post-retirement benefit obligation, which is the same as the expected post-retirement benefit obligation as a result of the accelerated closing since only eligible

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

16. Retirement and Other Employee Benefits (continued)

employees are accounted for in determining the accumulated post-retirement benefit obligation as of December 29, 2006 for Fresh Del Monte’s U.S. based post-retirement healthcare plans consisted of the following:

	December 29, 2006	December 30, 2005
Weighted average discount rate	5.75%	5.50%
Health care cost trend rate assumed for next year	9.50%	10.25%
Rate to which the cost trend rate is a assumed to decline (the ultimate trend rate)	5%	5%
Year that the rate reaches the ultimate trend rate	2013	2013

Assumed health care cost trends have a significant effect on the amounts reported for the post-retirement healthcare plans. A one-percentage point change in the assumed healthcare cost trend rate would have the following effects (U.S. dollars in millions):

	December 29, 2006
	One Percentage Point Increase	One Percentage Point Decrease
Effect on accumulated post-retirement benefit obligation	0.2	(0.1)
Effect on total service cost and interest cost in 2006	0.2	(0.2)

Cash Flows

Benefit payments under the post-retirement healthcare plans over the next 3 years are expected to total $1.6 million and average approximately $0.5 million per year.

Benefit Obligations, Plan Assets and Funded Status

The benefit obligation is the projected benefit obligation for defined benefit pension plans and the accumulated post-retirement benefit obligation for post-retirement benefit plans other than pensions.

The following table sets forth a reconciliation of benefit obligations, plan assets and funded status for Fresh Del Monte’s U.S. based defined benefit pension plans and post retirement healthcare plans as of November 30, 2006 and November 30, 2005, which are also their measurement dates (U.S. dollars in millions):

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

16. Retirement and Other Employee Benefits (continued)

	Pension Plans		Post-retirement Plan
	November 30, 2006	November 30, 2005	November 30, 2006	November 30, 2005
Change in Benefit Obligation:
Beginning benefit obligation	$20.2	$19.9	$20.3	$18.5
Service cost	0.5	0.5	0.1	0.1
Interest cost	1.0	1.1	0.8	1.1
Actuarial (gain) loss	(0.6)	(0.2)	(1.6)	0.8
Benefits paid	(0.9)	(0.8)	(0.3)	(0.2)
Curtailments	(0.3)	—	(7.5)	—
Amendments and other	(0.1)	(0.3)	(8.3)	—

Ending benefit obligation	19.8	20.2	3.5	20.3

Change in Plan Assets:
Beginning fair value	12.0	12.0	—	—
Actual return on plan assets	1.9	0.3	—	—
Company and employee contributions	1.9	0.5	0.3	0.2
Benefits paid	(0.9)	(0.8)	(0.3)	(0.2)

Ending fair value	14.9	12.0	—	—

Reconciliation of Accruals:
Funded status	(4.9)	(8.2)	(3.5)	(20.3)
Prior service benefit	—	—	7.5	—
Unrecognized gain (loss)	—	(0.8)	1.8	0.2
Additional minimum liability	(1.6)	(3.5)	—	—

Accrued benefit costs	$(3.3)	$(3.9)	$(12.8)	$(20.5)

Amounts recognized on the Consolidated Balance Sheets(1):
Accounts payable and accrued expenses	0.1	—	0.6	—
Retirement benefits	4.8	7.4	2.9	20.5
Net amount recognized in the

Consolidated Balance Sheets	$4.9	$7.4	$3.5	$20.5

Amounts recognized in Accumulated other comprehensive income (loss)(1):
Additional minimum liability	(1.6)	(3.5)	—	—
Prior service benefit	—	—	7.5	—
Net actuarial gain	—	—	1.8	—

Net amount recognized in the Consolidated Statements of Shareholders’ Equity	$(1.6)	$(3.5)	$9.3	$—

(1)	Effective December 29, 2006, Fresh Del Monte adopted SFAS 158.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

16. Retirement and Other Employee Benefits (continued)

The following table sets forth the net periodic pension cost of Fresh Del Monte’s defined benefit pension plans (U.S. dollars in millions):

	Pension Plans			Postretirement Plan
	Years Ended			Years Ended
	December 29, 2006	December 30, 2005	December 31, 2004	December 29, 2006	December 30, 2005	December 31, 2004
Service cost	$0.5	$0.5	$0.4	$0.1	$0.1	$0.1
Interest cost	1.0	1.1	1.1	0.8	1.1	1.2
Curtailment gain	—	—	—	(7.5)	—	—
Expected return on assets	(0.9)	(0.9)	(0.9)	—	—	—
Net amortization	0.9	0.1	0.1	(0.9)	—	—

Net periodic costs	$1.5	$0.8	$0.7	$(7.5)	$1.2	$1.3

United Kingdom Defined Benefit Pension Plan

Fresh Del Monte sponsors a contributory defined benefit pension plan, which covers a portion of its employees in the United Kingdom (“UK plan”). The UK plan provides benefits based on the employees’ years of service and qualifying compensation. Fresh Del Monte’s funding policy for the UK plan is to contribute amounts sufficient to meet the minimum funding requirements of occupational trust-based arrangements of the United Kingdom or such additional amounts as determined appropriate to assure that assets of the UK plan would be adequate to provide benefits. Substantially all of the UK plan’s assets are invested in fixed income and equity funds. The UK plan is accounted for pursuant to SFAS 87 and SFAS 158.

The weighted average asset allocation of the UK plan by asset category based on fair value is as follows:

	December 29, 2006	December 30, 2005
Equity securities	80%	80%
Fixed income securities	20%	20%

The above allocation is consistent with the target allocation of the UK plan, according to the plan’s investment policy. Approximately 40% of the UK plan’s assets are invested in equity securities of companies of the United Kingdom and 40% are invested in other international equities. Fund managers have no discretion to make asset allocation decisions, but are required to rebalance the portfolios back to the above benchmarks. Performance benchmarks for each asset class are based on various Financial Times Stock Exchange indices. Investment performance is evaluated annually. The actual return on plan assets for the UK plan years ended December 29, 2006 and December 30, 2005 was 8.7% and 21.4%, respectively. The remaining 20% of the UK plan’s assets are invested in high-grade, fixed-income securities with maturities of up to 15 years.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

16. Retirement and Other Employee Benefits (continued)

Assumptions

The assumptions used in the calculation of the actuarial present value of the projected benefit obligation, the net periodic pension cost and expected long-term rate of return on plan assets for the UK plan consisted of the following:

	December 29, 2006	December 30, 2005
Weighted average discount rate	5.00%-5.10%	5.00%-5.60%
Rate of increase in compensation levels	2.75%-2.90%	2.75%-4.00%
Expected long-term rate of return on assets	6.75%	7.50%

Cash Flows

Fresh Del Monte expects to contribute approximately $2.2 million to the UK plan in 2007, estimated using the British pound sterling to U.S. dollar exchange rate as of December 29, 2006. Benefit payments under the UK plan over the next 10 years are expected to total $20.6 million and range ratably between $1.5 million in 2007 and $2.4 million in 2016.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

16. Retirement and Other Employee Benefits (continued)

Benefit Obligations, Plan Assets and Funded Status

The following table sets forth a reconciliation of benefit obligation, plan assets and funded status for the UK plan as of November 30, 2006 and November 30, 2005, which are also the plan’s measurement dates (U.S. dollars in millions):

	November 30, 2006	November 30, 2005
Change in Benefit Obligation:
Beginning benefit obligation	$59.9	$64.2
Service cost	—	1.9
Interest cost	3.4	3.3
Actuarial loss (gain)	0.1	(0.3)
Benefits paid	(1.5)	(2.2)
Exchange rate changes	8.3	(7.0)

Ending benefit obligation	70.2	59.9

Change in Plan Assets:
Beginning fair value	31.8	29.8
Actual return on plan assets	3.3	6.6
Company and employee contributions	1.5	1.1
Benefits paid	(1.5)	(2.2)
Exchange rate changes	4.5	(3.5)

Ending fair value	39.6	31.8

Reconciliation of Accruals:
Funded status	(30.6)	(28.1)
Unrecognized gain	5.9	4.5

Accrued benefit costs	$(36.5)	$(32.6)

Amounts recognized on the Consolidated Balance Sheets(1):
Retirement benefits	30.6	32.6

Net amount recognized in the Consolidated Balance Sheets	$30.6	$32.6

Amounts recognized in Accumulated other comprehensive income (loss) (1):
Net actuarial gain	5.9	—

Net amount recognized in the Consolidated Statements of Shareholders’ Equity	$5.9	$—

(1)	Effective December 29, 2006, Fresh Del Monte adopted SFAS 158.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

16. Retirement and Other Employee Benefits (continued)

The following table sets forth the net periodic pension cost of the UK plan (U.S. dollars in millions):

	Years Ended
	December 29, 2006	December 30, 2005	December 31, 2004
Service cost	$—	$1.9	$0.6
Interest cost	3.4	3.3	0.9
Expected return on assets	(2.4)	(2.1)	(0.7)

Net periodic costs	$1.0	$3.1	$0.8

Central American Plans

Fresh Del Monte provides retirement benefits to employees of certain Costa Rican and Guatemalan subsidiaries (“Central American plans”). Generally, benefits under these programs are based on an employee’s length of service and level of compensation. These programs are commonly referred to as termination indemnities, which provide retirement benefits in accordance with programs mandated by the Costa Rican and Guatemalan governments. Funding generally occurs when employees cease active service. The Central American plans are accounted for pursuant to SFAS 87 and SFAS 158.

Assumptions

The assumptions used in the calculation of the actuarial present value of the projected benefit obligation and the net periodic pension cost for the Central American plans consisted of the following:

	December 29, 2006	December 30, 2005
Weighted average discount rate	5.75%	5.50%
Rate of increase in compensation levels	3.50%	3.50%

Cash Flows

Fresh Del Monte expects to contribute approximately $2.4 million to the Central American plans in 2007. Benefit payments under the Central American plans over the next 10 years are expected to total $24.2 million and average $2.4 million per year.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

16. Retirement and Other Employee Benefits (continued)

Benefit Obligations, Plan Assets and Funded Status

The following table sets forth a reconciliation of benefit obligation, plan assets and funded status for the Central American plans as of November 30, 2006 and December 30, 2005, which are also the plan measurement dates. There was an immaterial impact on the funded status of these plans using the November 30, 2006 measurement date (U.S. dollars in millions):

	November 30, 2006	December 30, 2005
Change in Benefit Obligation:
Beginning benefit obligation	$16.1	$12.7
Service cost	1.3	1.1
Interest cost	0.8	0.7
Actuarial loss	7.3	4.4
Benefits paid	(1.7)	(2.8)
Exchange rate changes	—	—

Ending benefit obligation	23.8	16.1

Change in Plan Assets:
Beginning fair value	—	—
Company and employee contributions	1.7	2.8
Benefits paid	(1.7)	(2.8)
Exchange rate changes	—	—

Ending fair value	—	—

Reconciliation of Accruals:
Funded status	(23.8)	(16.1)
Unrecognized loss	(10.2)	(3.0)

Accrued benefit costs	$(13.6)	$(13.1)

Amounts recognized on the Consolidated Balance Sheets (1):
Accounts payable and accrued expenses	2.4	—
Retirement benefits	21.4	13.7

Net amount recognized in the Consolidated Balance Sheets	$23.8	$13.7

Amounts recognized in Accumulated other comprehensive income (loss)(1):
Additional minimum liability	(4.4)	(0.6)
Net actuarial loss	(5.8)	—

Net amount recognized in the Consolidated Statements of Shareholders’ Equity	$(10.2)	$(0.6)

(1)	Effective December 29, 2006, Fresh Del Monte adopted SFAS 158.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

16. Retirement and Other Employee Benefits (continued)

The following table sets forth the net periodic pension cost of the Central American plans for 2006 and 2005(U.S. dollars in millions):

	Years Ended
	December 29, 2006	December 30, 2005	December 31, 2004
Service cost	$1.3	$1.1	$1.2
Interest cost	0.8	0.7	0.8
Net amortization	0.1	(0.1)	—

Net periodic costs	$2.2	$1.7	$2.0

Other Employee Benefits

Fresh Del Monte also sponsors a defined contribution plan established pursuant to Section 401(k) of the Internal Revenue Code. Subject to certain dollar limits, employees may contribute a percentage of their salaries to the plan, and Fresh Del Monte will match a portion of each employee’s contribution. This plan is in effect for U.S. based employees only. The expense pertaining to this plan was $0.8 million, $0.8 million, and $0.7 million for 2006, 2005 and 2004, respectively.

As of August 31, 1997, a subsidiary of Fresh Del Monte ceased accruing benefits under its salary continuation plan covering all Central American management personnel. At December 29, 2006 and December 30, 2005, Fresh Del Monte had $8.3 million and $8.5 million, respectively, accrued for this plan. At December 29, 2006, Fresh Del Monte recorded $1.2 million prior service credit in accumulated other comprehensive income (loss) as a result of the adoption of SFAS 158 for this plan.

Fresh Del Monte provides retirement benefits to substantially all employees who are not U.S. based. Generally, benefits under these programs are based on an employee’s length of service and level of compensation and are insignificant. As a result of the adoption of SFAS 158, Fresh Del Monte recorded $0.2 million unrecognized actuarial loss.

Fresh Del Monte recorded the tax effect of the adoption of SFAS 158 of $1.7 million as an increase in accumulated other comprehensive income (loss).

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

17. Stock-Based Compensation (continued)

grant options to purchase an aggregate of 4,000,000 ordinary shares. Under this plan, options have been granted to directors, officers and other key employees to purchase ordinary shares of Fresh Del Monte at the fair market value of the ordinary shares at the date of grant.

On February 16, 2005, the Board of Directors approved an amendment to the 1999 Plan, which authorized an additional 2,000,000 shares increasing the aggregate ordinary shares to 6,000,000. In addition the aggregate number of options which may be granted to a single participant under the 1999 Plan increased by 1,000,000 to 2,000,000.

Under both the 1997 and the 1999 Plan, 20% of the options usually vest immediately, and the remaining options vest in equal installments over the next four years and may be exercised over a period not in excess of ten years.

The following table summarizes stock option activity for the years ended December 29, 2006, December 30, 2005 and December 31, 2004:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Fair Value
Options outstanding at December 26, 2003	1,163,112	$13.37	$6.44
Granted	211,000	24.29	9.53
Exercised	(407,556)	10.74	4.58
Canceled	(76,000)	20.14	7.95

Options outstanding at December 31, 2004	890,556	16.55	6.78
Granted	1,573,500	29.90	11.26
Exercised	(323,106)	11.18	4.68
Canceled	(161,000)	27.73	10.45

Options outstanding at December 30, 2005	1,979,950	27.12	10.34
Granted	1,518,500	16.19	5.68
Exercised	(26,000)	13.42	5.98
Canceled	(137,500)	26.17	9.69

Options outstanding at December 29, 2006	3,334,950	22.29	8.27

Exercisable at December 31, 2004	289,950	$16.57	$6.44

Exercisable at December 30, 2005	594,550	$24.39	$9.54

Exercisable at December 29, 2006	1,235,150	$23.42	$8.83

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

17. Stock-Based Compensation (continued)

On March 1, 2006, Fresh Del Monte granted, in equal amounts, stock options from its 1999 Plan totaling 37,500 to six non-management members of its Board of Directors. These options vested 100% on the grant date. Based on their grant date fair value of $5.51 per option, Fresh Del Monte recognized $0.2 million of stock-based compensation expense related to this grant which is included in total stock-based compensation expense for the year ended December 29, 2006.

On May 3, 2006, Fresh Del Monte granted 191,000 stock options with a grant date fair value of $6.75 per option from its 1999 Plan, of which 161,000 were granted to Fresh Del Monte’s Chairman and Chief Executive Officer and 30,000 were granted to one non-management member of its Board of Directors. These options vested 20% on the grant date and then 20% on each of the next four anniversary dates. These options may be exercised over a period not to exceed ten years.

On August 14, 2006, Fresh Del Monte granted 1,290,000 stock options from its 1999 Plan with a grant date fair value of $5.53 per option. There were no stock option grants to Fresh Del Monte’s Chairman and Chief Executive Officer in the August 14, 2006 stock option grant. These options vested 20% on the grant date and then 20% on each of the next four anniversary dates. These options may be exercised over a period not to exceed ten years.

The fair value for stock options was estimated at the date of grant using the Black-Scholes option pricing model, which requires management to make certain assumptions. Volatility is estimated based on the historical volatility of Fresh Del Monte’s stock over the past five years. The risk-free interest rate is based on U.S. Treasury zero-coupon issues with a remaining term equal to the expected term of grant. The expected term of grant was based on the contractual term of the stock option and expected employee exercise and post-vesting employment termination trends. Forfeitures are estimated based on historical experience. Prior to the adoption of SFAS 123R, forfeitures were recognized as they occurred for purposes of estimating pro forma compensation expense under SFAS 123. The following are the weighted average assumptions used in the Black-Scholes option pricing model for the periods indicated:

	Years ended
	December 29, 2006	December 30, 2005	December 31, 2004
Dividend yield	1.31%	2.68%	3.27%
Volatility	36.22%	48.54%	55.00%
Risk-free rate	4.84%	3.87%	3.20%
Expected term of grant	5 years	5 years	4 years

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

17. Stock-Based Compensation (continued)

Information about stock options outstanding and exercisable at December 29, 2006 is as follows (intrinsic values in millions):

Exercise Price	Remaining Contractual Life	Outstanding	Outstanding Intrinsic Value	Exercisable	Exercisable Intrinsic Value
$ 5.95	4.3 Years	35,750	$0.3	35,750	$0.3
$ 8.38	2.8 Years	12,000	0.1	12,000	0.1
$ 9.28	2.8 Years	6,000	—	6,000	—
$14.22	2.4 Years	20,000	—	20,000	—
$15.78	9.6 Years	1,285,000	—	257,000	—
$18.31	9.4 Years	191,000	—	38,200	—
$19.76	6.1 Years	180,700	—	120,700	—
$19.76	9.2 Years	31,250	—	31,250	—
$22.01	5.9 Years	30,000	—	30,000	—
$23.82	7.3 Years	161,000	—	96,600	—
$25.83	7.1 Years	20,000	—	12,000	—
$29.84	8.3 Years	1,331,000	—	544,400	—
$32.28	8.1 Years	31,250	—	31,250	—

		3,334,950	$0.4	1,235,150	$0.4

The total intrinsic value of options exercised during the years ended December 29, 2006 and December 30, 2005 was $0.2 million and $6.1 million, respectively. The total fair value of options granted for years ended December 29, 2006 and December 30, 2005 was $8.6 million and $17.7 million, respectively, with a weighted-average fair value of $5.68 per option and $11.26 per option, respectively. The total fair value of options vesting during the years ended December 29, 2006 and December 30, 2005 was $6.2 million and $5.9 million, respectively, with a weighted-average fair value of $8.28 per option and $8.41 per option, respectively. As of December 29, 2006, the total remaining unrecognized compensation cost related to non-vested stock options amounted to $12.6 million, which will be amortized over the weighted-average remaining requisite service period of 2.9 years.

18. Commitments and Contingencies

Fresh Del Monte leases agricultural land and certain property, plant and equipment, including office facilities and vessels, under operating leases. The aggregate minimum rental payments under all operating leases with initial terms of one year or more at December 29, 2006 are as follows (U.S. dollars in millions):

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

18. Commitments and Contingencies (continued)

2007	$22.0
2008	18.6
2009	15.9
2010	11.1
2011	9.1
Thereafter	35.2

$111.9

Total rent expense for all operating leases, including leases with initial terms of less than one year, amounted to $42.2 million, $41.2 million and $42.3 million for 2006, 2005 and 2004, respectively.

Fresh Del Monte also has agreements to purchase substantially all of the production of certain independent growers in Costa Rica, Guatemala, Ecuador, Cameroon, Colombia, Chile, Brazil, South Africa and the Philippines. Total purchases under these agreements amounted to $575.3 million, $585.9 million and $571.4 million for 2006, 2005 and 2004, respectively. Purchases under these agreements in 2007 are not expected to be significantly more than in 2006.

At year-end 2006, Fresh Del Monte employed a total of approximately 37,500 persons worldwide, substantially all of whom are year-round employees. Approximately 84% of these persons are employed in production locations, of which the majority, are unionized.

19. Litigation

DBCP Litigation

Beginning in December 1993, certain of Fresh Del Monte’s U.S. subsidiaries were named among the defendants in a number of actions in courts in Texas, Louisiana, Hawaii, California and the Philippines involving allegations by numerous non-U.S. plaintiffs that they were injured as a result of exposure to a nematocide containing the chemical dibromochloropropane (“DBCP”) during the period from 1965 to 1990.

On February 16, 1999, two of Fresh Del Monte’s U.S. subsidiaries were served in the Philippines in an action entitled Davao Banana Plantation Workers’ Association of Tiburcia, Inc. v. Shell Oil Co., et al. The action was brought by the Banana Workers’ Association (the “Association”) on behalf of its 34,852 members for injuries they allege to have incurred as a result of DBCP exposure. Approximately 13,000 members of the Association claim employment on a farm that was under contract to one of Fresh Del Monte’s subsidiaries at the time of the alleged DBCP use. Fresh Del Monte’s subsidiaries filed motions to dismiss and for reconsideration on jurisdictional grounds, which were denied. Accordingly, Fresh Del Monte’s subsidiaries answered the complaint denying all of the plaintiff’s allegations. Fresh Del Monte’s subsidiaries believe substantial defenses exist to the claims asserted by the Association. On October 3, 2002, the Philippine Court of Appeals ruled that the method of service used by the Association to serve the defendants was improper and dismissed the Association’s complaint. As a result of this decision, the trial court suspended the proceedings indefinitely. In 2002, the Association filed a motion for reconsideration of the dismissal of its complaint, which remains pending.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

19. Litigation (continued)

In 1997, plaintiffs from Costa Rica and Guatemala named certain of Fresh Del Monte’s U.S. subsidiaries in a class action in Hawaii. The action was dismissed by a federal district court on grounds of forum non conveniens in favor of the courts of the plaintiffs’ home countries and the plaintiffs appealed this decision. As a result of the dismissal of the Hawaiian action, several Costa Rican and Guatemalan individuals filed the same type of actions in those countries. The Guatemalan action was dismissed for plaintiff’s failure to prosecute the action. On April 22, 2003, the Supreme Court of the United States affirmed the plaintiffs’ appeal of the dismissal, thereby remanding the action to the Hawaiian state court. A status conference was held in Hawaiian state court on June 2, 2006. On September 12, 2006, defendants motion to transfer venue from the state court in Maui to the state court in Oahu was granted.

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

On October 14, 2004, two of Fresh Del Monte’s subsidiaries were served with a complaint in an action styled Angel Abarca, et al. v. Dole Food Co., et al. filed in the Superior Court of the State of California for the County of Los Angeles on behalf of more than 2,600 Costa Rican banana workers who claim injury from exposure to DBCP. On October 8, 2004 (prior to service on Fresh Del Monte’s subsidiaries), a co-defendant removed the action to the United States District Court for the Central District of California. An initial review of the plaintiffs in the Abarca action found that a substantial number of the plaintiffs were claimants in prior DBCP actions in Texas and may have participated in the settlement of those actions. On December 9, 2004, plaintiffs’ counsel served notices of voluntary dismissal pursuant to Federal Rule 41(a)(1) to all defendants except for The Dow Chemical Co. (“Dow”). The same day, the District Court granted plaintiffs’ motion to remand. Fresh Del Monte, its subsidiaries and the other defendants apart from Dow, jointly moved to quash service before the state court on the grounds that they have been dismissed from the action. The state court denied the motion on September 2, 2005, and the California Court of Appeals subsequently rejected defendants’ petition for a writ of mandate.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

19. Litigation (continued)

On April 25, 2005, two of Fresh Del Monte’s subsidiaries were served with a complaint styled Juan Jose Abrego, et.al. v. Dole Food Company, et al. filed in the Superior Court of the State of California for the County of Los Angeles on behalf of 955 Guatemalan residents who claim injury from exposure to DBCP. An initial review of the Plaintiffs in the Abrego action found that a substantial number of the plaintiffs released their claims with prejudice as part of the December 1998 settlement with Fresh Del Monte’s subsidiaries as well as in prior settlement with other defendants. On May 13, 2005, co-defendant Dow removed the action to the United States District Court for the Central District of California. Plaintiffs filed a motion to remand on June 15, 2005, which Dow opposed. On October 6, 2005, the District Court remanded the action to the state court of California. Dow has appealed the remand order to the U.S. Court of Appeals for the Ninth Circuit, which remains pending.

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

On April 25, 2005, two of Fresh Del Monte’s subsidiaries were served with a complaint styled Miguel Jose Acosta et al. v. Dole Food Company, et al. filed in the Superior Court of the State of California for the County of Los Angeles on behalf of 633 Honduran residents who claim exposure to DBCP. Fresh Del Monte and its subsidiaries have never owned, managed or otherwise been involved with any banana growing operations in Honduras. The complaint was subsequently amended to add an additional 469 plaintiffs (for a total of 1,102), and re-styled Prospero Aceituno Linares, et al. v. Dole Food Company, et al. On May 13, 2005, co-defendant Dow removed the action to the United States District Court for the Central District of California. The District Court sua sponte remanded the action on May 16, 2005.

The state court in the Abarca action has found all four of the above California actions to be “related” and has transferred all four actions to the California state court department normally responsible for hearing complex litigations.

Former Shareholders Litigation

On December 30, 2002, Fresh Del Monte was served with a complaint filed on December 18, 2002 in the Circuit Court of the 11th Judicial Circuit in and for Miami-Dade County, Florida by seven Mexican individuals and corporations, who claim to have been former indirect shareholders of Fresh Del Monte’s predecessor. In addition to being filed against Fresh Del Monte, the complaint was also filed against certain of its current and former directors, officers and shareholders and that of its predecessor (the “Florida Complaint”).

The Florida Complaint alleges that instead of proceeding with a prospective buyer who offered superior

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

19. Litigation (continued)

terms, the former chairman of Fresh Del Monte’s predecessor and majority shareholder, agreed to sell Fresh Del Monte’s predecessor to its current majority shareholder at a below market price as the result of commercial bribes allegedly paid by Fresh Del Monte’s current majority shareholder and chief executive officer to Fresh Del Monte’s predecessor’s former chairman. On February 20, 2003, Fresh Del Monte filed a motion to dismiss the Florida Complaint and the oral argument was heard on June 19, 2003. On July 22, 2003, the court granted in part and denied in part Fresh Del Monte’s motion to dismiss the Florida Complaint, dismissing two of the 11 counts. Mediation of the Florida Complaint occurred on September 9, 2005, but was unsuccessful. The trial in the case commenced on October 30, 2006. On November 17, 2006, the jury rendered a verdict in favor of Fresh Del Monte, which the court followed with a final judgment in favor of Fresh Del Monte on December 20, 2006. Plaintiffs filed a notice of appeal on January 19, 2007.

Class Action Litigation

a. Pineapple Class Actions

On April 16, 2004, four fruit wholesalers filed a consolidated complaint against two of Fresh Del Monte’s subsidiaries in the United States District Court for the Southern District of New York. The plaintiffs claim to have purchased Del Monte Gold® pineapples from Fresh Del Monte’s subsidiaries. This consolidated action is brought as a putative class action on behalf of all direct purchasers of Del Monte Gold® pineapples from March 1, 1996 through the present. The court directed the plaintiffs to file a new consolidated complaint, which was filed on August 2, 2004 and consists of the four fruit wholesalers and two individual consumers who had filed their complaints in the federal court for the Southern District of New York. In addition to these six actions, other class actions against Fresh Del Monte were transferred to the United States District Court for the Southern District of New York by the Judicial Panel on Multidistrict Litigation (“JPML”) and then remanded as described below. The new consolidated complaint alleges claims for: (i) monopolization and attempted monopolization; (ii) restraint of trade; (iii) unfair and deceptive trade practices; and (iv) unjust enrichment. On May 27, 2005, Fresh Del Monte filed a motion to dismiss the indirect and direct purchasers’ claims for unjust enrichment which remains pending.

On March 5, 2004, an alleged individual consumer filed a putative class action complaint against Fresh Del Monte’s subsidiaries in the state court of Tennessee on behalf of consumers who purchased (other than for resale) Del Monte Gold® pineapples in Tennessee from March 1, 1996 to May 6, 2003. The complaint alleges violations of the Tennessee Trade Practices Act and the Tennessee Consumer Protection Act. On April 14, 2004, Fresh Del Monte’s subsidiaries removed this action to federal court. The plaintiffs filed a motion for remand to state court which was granted by the court on July 7, 2004. This action is pending in a Tennessee state court. On February 18, 2005, Fresh Del Monte’s subsidiaries filed a motion to dismiss the complaint. On May 25, 2006, the court granted the motion in part dismissing plaintiffs’ claim under the Tennessee Consumer Protection Act.

Between March 17, 2004 and March 18, 2004, three alleged individual consumers separately filed putative class action complaints against Fresh Del Monte and its subsidiaries in the state court of California on behalf of residents of California who purchased (other than for re-sale) Del Monte Gold® pineapples between March 1, 1996 and May 6, 2003. The complaints allege violations of the Cartwright Act, common law monopolization, unfair competition in violation of the California Business and Professional Code, unjust enrichment and violations of the Consumer Legal Remedies Act. On April 19, 2004, Fresh Del Monte

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

19. Litigation (continued)

removed these actions to federal court. The plaintiffs filed a motion for remand to the state court of California which was granted by the court on July 8, 2004 in one of the actions and on July 12, 2004 in the other two actions. These actions will now proceed in the state court of California. In one of the three actions, Fresh Del Monte filed a motion to dismiss the plaintiff’s complaint which was granted in part and denied in part. On November 9, 2005, the three actions were consolidated under one amended complaint with a single claim for unfair competition in violation of the California Business and Professional Code. Fresh Del Monte filed a motion to dismiss this one remaining claim, which was denied on January 6, 2006. The request for an interlocutory appeal was denied by the appellate court on March 2, 2006.

On April 19, 2004, an alleged individual consumer filed a putative class action complaint against Fresh Del Monte’s subsidiaries in the state court of Florida on behalf of Florida residents who purchased (other than for re-sale) Del Monte Gold® pineapples between March 1, 1996 and May 6, 2003. The complaint alleges fraudulent concealment/tolling of statute of limitations, violations of the Florida Deceptive and Unfair Trade Practices Act and unjust enrichment. On May 11, 2004, Fresh Del Monte’s subsidiaries removed this action to federal court. The plaintiffs filed a motion for remand to state court and Fresh Del Monte’s subsidiaries opposed that motion. The court granted plaintiffs’ motion to remand. The case will now proceed in the state court of Florida. On October 27, 2004, Fresh Del Monte filed a motion to dismiss the plaintiffs’ complaint, which motion was granted on January 23, 2006 with leave for plaintiffs to amend. Plaintiffs filed an amended complaint on February 13, 2006. On March 10, 2006, Fresh Del Monte’s subsidiary filed a motion to dismiss in part the amended complaint. On September 27, 2006, the state court granted the motion and dismissed with prejudice plaintiffs’ claims for unjust enrichment and for violation of the Florida Deceptive and Unfair Trade Practices Act relating to pineapples purchased before April 19, 2000, Fresh Del Monte’s subsidiary filed an answer to the remaining claims of the amended complaint on October 12, 2006.

On April 29, 2004, an alleged individual consumer filed a putative class action complaint against Fresh Del Monte’s subsidiaries in the state court of Arizona on behalf of residents of Arizona who purchased (other than for re-sale) Del Monte Gold® pineapples between November 1997 and January 2003. The complaint alleges monopolization and attempted monopolization in violation of the Arizona Consumer Fraud Act, and unjust enrichment in violation of common law. On May 24, 2004, Fresh Del Monte’s subsidiaries removed this action to federal court. The plaintiffs filed a motion for remand and Fresh Del Monte’s subsidiaries opposed that motion. Fresh Del Monte’s subsidiaries are not required to respond to the complaint until 20 days after the resolution of plaintiffs’ motion to remand. On October 25, 2004, this action was transferred to the United States District Court for the Southern District of New York by the JPML. The plaintiffs filed a motion for remand which was granted by the court on April 20, 2005. This action will now proceed in Arizona state court. On July 25, 2005, Fresh Del Monte filed a motion to dismiss the claim for violation of the Arizona Consumer Fraud Act which was granted by the state court on February 16, 2006.

On July 2, 2004, an alleged individual consumer filed a putative class action which was served on August 24, 2004 against Fresh Del Monte’s subsidiaries in the state court of Nevada on behalf of residents of Nevada who purchased (other than for re-sale) Del Monte Gold® pineapples between November 1997 and January 2003. The complaint alleges restraint of trade in violation of Nevada statutes, common law monopolization and unjust enrichment. On September 13, 2004, Fresh Del Monte’s subsidiaries removed this action to federal court. On November 15, 2004, this action was transferred to the United States District Court for the Southern District of New York by the JPML. The plaintiffs filed a motion for remand which was granted by the court on April 20, 2005. This action will now proceed in Nevada state court. On April 11, 2006, the court granted in part Fresh Del Monte’s motion to dismiss the complaint dismissing the claims for common law monopolization, unjust enrichment and violation of Nevada’s Unfair Trade Practices Act in its application prior to July 1, 2001.

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

Additionally, between October 21, 2005 and November 10, 2005, Arizona, California, Minnesota, New York, Tennessee and Kansas residents filed a putative class action complaint against Fresh Del Monte, one of its subsidiaries and several other corporations in the United States District Court for the Southern District of Florida on behalf of all indirect purchasers of bananas in their respective states for the period from May 2003 to the present. That complaint alleges violations of numerous state antitrust, competition, and unjust enrichment statutes. A similar action was brought by a California resident for the period from July 2001 to the present.

The cases on behalf of the direct purchasers have been consolidated in the U.S. District Court for the Southern District of Florida. The cases on behalf of the indirect purchasers have been assigned to the same judge in the U.S. District Court for the Southern District of Florida.

In the consolidated direct purchaser cases, the court has entered a case management order and a scheduling order under which trial in this matter has been set for the two-week trial period commencing February 4, 2008 and discovery on the merits of the action is scheduled to take place before class certification proceedings.

In the indirect purchaser actions, plaintiffs filed an amended, consolidated complaint on March 3, 2006. Fresh Del Monte has filed a motion to dismiss the complaint, which remains pending.

European Union Antitrust Investigation

On June 2, 2005, one of Fresh Del Monte’s German subsidiaries was visited by the antitrust authority of the European Union (“EU”) which is investigating Fresh Del Monte’s subsidiary as well as other produce companies for possible violations of the EU’s competition laws. Fresh Del Monte’s subsidiary received several requests for additional information from the EU antitrust authority from February 17, 2006 to February 20, 2007 and has responded fully to the requests. Fresh Del Monte and its subsidiary will continue to fully cooperate with the investigation.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

19. Litigation (continued)

Freight Broker Litigation

In September 1997, a freight broker formerly engaged by one of Fresh Del Monte’s non-U.S. subsidiaries filed suit against the subsidiary in Guatemala claiming $1.9 million in damages and in Costa Rica claiming $1.3 million in damages as indemnification for constructive wrongful termination of the general agency agreement between the broker and the subsidiary. Under the agreement, the broker arranged third party cargo to be booked for carriage on ships owned or chartered by Fresh Del Monte’s subsidiary. The Guatemala action has been dismissed for being time barred by the statute of limitations. In the Costa Rica action, Fresh Del Monte’s subsidiary filed several motions to dismiss which were denied. The trial of the action has now concluded, and the trial court has entered judgment against Fresh Del Monte in the amount of $0.8 million plus interest and costs. Fresh Del Monte’s subsidiary is appealing this decision. The costs of defense in this action are covered by insurance.

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

As a result of communications with the EPA in 2001, Fresh Del Monte recorded a charge of $15.0 million in the third quarter of 2001 to increase the recorded liability to the estimated expected future cleanup cost for the Kunia Well Site to $19.1 million. Based on conversations with the EPA in the third quarter of 2002 and consultation with Fresh Del Monte’s legal counsel and other experts, Fresh Del Monte recorded a charge of $7.0 million during the third quarter of 2002 to increase the accrual for the expected future clean-up costs for the Kunia Well Site to $26.1 million.

On September 25, 2003, the EPA issued the Record of Decision (“ROD”). The EPA estimates in the ROD that the remediation costs associated with the clean up of the Kunia Well Site will range from $12.9 million to $25.4 million and will last approximately 10 years. As of December 29, 2006, there is $21.5 million included in other noncurrent liabilities and $0.8 included in accounts payable and accrued expenses for the Kunia well site clean-up. We expect to expend approximately $0.8 million in cash per year for the next five years. Certain portions of the EPA’s estimates have been discounted using a 5% interest rate. The undiscounted estimates are between $14.8 million and $28.7 million. The undiscounted estimate on which Fresh Del Monte’s accrual is based totals $25.1 million. On January 13, 2004, the EPA deleted a portion of the Kunia Well Site (Northeast section) from the NPL. On May 2, 2005, Fresh Del Monte’s subsidiary signed a consent decree with the EPA (“the Consent Decree”) for the performance of the clean up work for the Kunia Well Site. On September 27, 2005, the U.S. District Court for Hawaii approved and entered the Consent Decree. Based on findings from remedial investigations at the Kunia Well Site, Fresh Del Monte’s subsidiary continues to evaluate with the EPA the clean up work currently in progress in accordance with the Consent Decree.

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

Fresh Del Monte and its subsidiaries intend to vigorously defend themselves in all of the above matters. At this time, management is not able to evaluate the likelihood of a favorable or unfavorable outcome in any of the above-described matters. Accordingly, management is not able to estimate the range or amount of loss, if any, from any of the above-described matters and no accruals or expenses have been recorded as of December 29, 2006, except as related to the Kunia Well Site.

20. Financial Instruments and Concentration of Credit Risk

Derivative Financial Instruments

Fresh Del Monte accounts for derivative financial instruments in accordance with SFAS No. 133, as amended. Fresh Del Monte uses derivative financial instruments primarily to reduce its exposure to adverse fluctuations in interest rates and foreign exchange rates. When entered into, Fresh Del Monte formally designates and documents the financial instrument as a hedge of a specific underlying exposure, as well as the risk management objectives and strategies for undertaking the hedge transaction. Because of the high degree of effectiveness between the hedging instrument and the underlying exposure being hedged, fluctuations in the value of the derivative instruments are generally offset by changes in the cash flows or fair value of the underlying exposures being hedged. Derivatives are recorded in the consolidated balance sheet at fair value in either “prepaid expenses and other current assets” or “accounts payable and accrued expenses,” depending on whether the amount is an asset or liability. Derivatives are recorded in the consolidated cash flows in net cash provided by operating activities in either “prepaid expenses and other current assets” or “accounts payable and accrued expenses”, depending whether the amount is classified as an asset or liability in the consolidated balance sheets. The fair values of derivatives used to hedge or modify Fresh Del Monte’s risks fluctuate over time. These fair value amounts should not be viewed in isolation, but rather in relation to the cash flows or fair value of the underlying hedged transactions or assets and other exposures and to the overall reduction in Fresh Del Monte’s risk relating to adverse fluctuations in foreign exchange rates and interest rates. In addition, the earnings impact resulting from Fresh Del Monte’s derivative instruments is recorded in the same line item within the Consolidated Statement of Operations as the underlying exposure being hedged.

Fresh Del Monte also formally assesses, both at the inception and at least quarterly thereafter, whether the financial instruments that are used in hedging transactions are effective at offsetting changes in the cash flows or fair value of the related underlying exposures. Any ineffective portion of a financial instrument’s change in fair value is immediately recognized in earnings. Hedge ineffectiveness was not material for 2006, 2005 and 2004.

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

Foreign Currency Management

To protect against changes in the value of forecasted foreign currency cash flows resulting from a portion of net sales or cost of sales, certain subsidiaries of Fresh Del Monte periodically enter into foreign currency cash flow hedges (principally Euro, British pound and Japanese yen). These subsidiaries hedge portions of forecasted sales denominated in foreign currencies with forward contracts and options, which generally expire within one year. The forward contracts are designated as single- and/or dual-purpose cash flow hedges with gains and losses in the forward contract recognized in other comprehensive income or loss until the foreign currency denominated sales or cost of sales are recognized in earnings. Subsequent to the recognition of sales or cost of sales, changes in the value of the foreign currency accounts receivable or payable and related forward contract are recognized in “other income.” Any ineffective portion of a financial instrument’s change in fair value is immediately recognized in earnings. Fresh Del Monte accounts for the fair value of the related forward contracts as either an asset in other current assets or a liability in accrued expenses. As of December 29, 2006, and December 30, 2005, Fresh Del Monte had several foreign currency cash flow hedges outstanding. The fair value of these hedges as of December 29, 2006, is a net liability of $1.6 million, all of which is expected to be transferred to earnings in 2007 along with the earnings effect of the related forecasted transaction. The fair value of these hedges as of December 30, 2005 was a net asset of $37.2 million, substantially all of which was transferred to earnings during 2006.

Fair Value of Financial Instruments

Fresh Del Monte, in estimating its fair value disclosures for financial instruments, uses the following methods and assumptions:

Cash and cash equivalents, accounts receivable, advances to growers, and accounts payable: The carrying value reported in the consolidated balance sheets for these items approximate their fair value due to their classification as current assets and liabilities.

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

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

21. Related Party Transactions

Fresh Del Monte purchases goods and services from unconsolidated subsidiaries in the ordinary course of business. See note 6, “Investments in Unconsolidated Companies”

Sales to companies with common ownership as Fresh Del Monte were $62.0 million, $37.9 million and $33.5 million in 2006, 2005 and 2004, respectively. At December 29, 2006 and December 30, 2005 there were $9.8 million and $8.1 million, respectively, of receivables from related parties, which are included in trade accounts receivable.

On February 1, 2007, Fresh Del Monte ceased using a related party through common ownership as distributors in Dubai, U.A.E. and began direct distribution.

During 2005 and 2004, Fresh Del Monte incurred expenses of $1.5 million and $1.0 million, respectively, for air transportation services for chartering of an aircraft that is indirectly owned by Fresh Del Monte’s chief executive officer. The rates charged for these transportation services were comparable to the market rates charged to other unrelated companies for the use of a similar aircraft. There were no expenses incurred during 2006 for air transportation services for chartering this aircraft.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

22. Unaudited Quarterly Financial Information

The following summarizes certain quarterly operating data (U.S. dollars in millions, except per share data):

	Quarters ended
	March 31, 2006	June 30, 2006	September 29, 2006		December 29, 2006
Net sales	$840.0	$907.1	$729.6		$737.6
Gross profit (loss)	67.7	71.3	(8.8	) (b)	56.3
Net income (loss)	16.2	(17.8)	(83.6)		(59.9	)(c)
Net income (loss) per share – basic (a)	$0.28	($0.31)	($1.45)		($1.04)
Net income (loss) per share – diluted (a)	$0.28	($0.31)	($1.45)		($1.04)

	April 1, 2005	July 1, 2005	September 30, 2005		December 30, 2005
Net sales	$838.5	$922.8	$740.5		$757.9
Gross profit (loss)	117.0	103.5	50.5		40.5
Net income (loss)	57.9	46.5	5.7		(3.5)
Net income (loss) per share – basic (a)	$1.00	$0.80	$0.10		($0.06)
Net income (loss) per share – diluted (a)	$1.00	$0.80	$0.10		($0.06)

(a)

Basic and diluted earnings per share for each of the quarters presented above is based on the respective weighted average number of shares for the quarters. The sum of the quarters may not necessarily be equal to the full year basic and diluted earnings per share amounts due to the effects of rounding. Because the calculation of diluted earnings per share is anti-dilutive in the second through fourth quarters of 2006 and fourth quarter of 2005, basic and diluted net loss per share are equal.

(b)

The change in gross profit (loss) from $71.3 million for the 2nd quarter ended June 30, 2006 to a gross loss of $8.8 for the third quarter ended September 29, 2006 is due primarily to $40.8 million in charges associated with the Hawaiian pineapple operations in 2006, and the Kenya product withdrawal and disposal program The additional decrease in gross profit is attributable to a reduction in Banana selling prices in the EU, primarily due to increased competition that was a direct result of the new tariff-only system, and higher ocean freight and inland transportation costs and higher fruit and production costs.

(c)

During the fourth quarter of 2006 Fresh Del Monte recorded $53.7 million in asset impairment and other charges, a component of operating loss, primarily related to the previously announced closing of Hawaii, the closing of a production facility in Italy, the impairment of underutilized facilities and equipment in South Africa , the impairment of the United Kingdom indefinite-lived intangible asset and the impairment of goodwill resulting from the Standard acquisition and other charges related to the rationalization of the Fresh Del Monte’s North American potato repack business.

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

Fresh Del Monte’s operations are aggregated on the basis of its products; bananas, other fresh produce, other products and services and prepared food. Other fresh produce includes pineapples, melons, tomatoes, strawberries, non-tropical fruit (including grapes, apples, pears, peaches, plums, nectarines, apricots, avocados and kiwis), fresh-cut produce and other fruit and vegetables. Other products and services includes a third-party ocean freight business, a plastic product and box manufacturing business, a poultry business and a grain business.

Fresh Del Monte evaluates performance based on several factors, of which gross profit by product and net sales by geographic region are the primary financial measures (U.S. dollars in millions):

	Years ended
	December 29, 2006		December 30, 2005		December 31, 2004
	Net Sales	Gross Profit (Loss)	Net Sales	Gross Profit	Net Sales	Gross Profit
Bananas	$1,112.5	$15.6	$1,079.0	$37.5	$1,030.8	$23.0
Other fresh produce	1,622.2	167.7	1,680.9	217.4	1,638.7	216.1
Prepared food	308.9	(12.6)	329.5	45.9	88.8	16.3
Other products and services	170.7	15.8	170.3	10.7	147.7	9.3

Totals	$3,214.3	$186.5	$3,259.7	$311.5	$2,906.0	$264.7

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

23. Business Segment Data (continued)

	Years ended
	December 29, 2006	December 30, 2005	December 31, 2004
Net sales by geographic region:
North America	$1,574.1	$1,579.6	$1,497.4
Europe	1,123.2	1,206.7	940.5
Asia	419.5	376.6	385.8
Other	97.5	96.8	82.3

Total net sales	$3,214.3	$3,259.7	$2,906.0

	December 29, 2006	December 30, 2005

Property, plant and equipment:
North America	$101.5	$105.7
Europe	206.8	174.1
Africa	25.8	53.4
Asia	32.3	16.1
Central and South America	393.5	386.6
Maritime equipment (including containers)	55.6	123.3
Corporate	25.0	33.8

Total property, plant and equipment	$840.5	$893.0

	December 29, 2006	December 30, 2005
Identifiable assets:
North America	$342.6	$402.9
Europe	716.0	709.9
Africa	99.0	118.2
Asia	111.7	87.2
Central and South America	611.7	576.2
Maritime equipment (including containers)	104.8	123.3
Corporate	96.4	107.1

Total identifiable assets	$2,082.2	$2,124.8

Fresh Del Monte’s earnings are heavily dependent on operations located worldwide. These operations are a significant factor in the economies of some of the countries in which Fresh Del Monte operates and are subject to the risks that are inherent in operating in such countries, including government regulations, currency and ownership restrictions and risk of expropriation.

One customer accounted for approximately 12%, 11% and 14% of net sales in 2006, 2005 and 2004, respectively. These sales are reported in the banana and other fresh produce segments. No other customer accounted for 10% or more of Fresh Del Monte ‘s net sales. In 2006, the top ten customers accounted for approximately 31% of net sales as compared with 32% and 35% of our net sales during 2005 and 2004, respectively. Identifiable assets by geographic area represent those assets used in the operations of each geographic area. Corporate assets consist of goodwill, building, leasehold improvements and furniture and fixtures.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

24. Shareholders’ Equity

The shareholders of Fresh Del Monte have authorized 50,000,000 preferred shares at $0.01 par value of which none have been issued and are outstanding. The shareholders of Fresh Del Monte have authorized 200,000,000 ordinary shares of common stock of which 58,039,180 have been issued and 57,697,834 are outstanding.

On February 14, 2006, Fresh Del Monte amended its credit agreement to increase the allowable repurchase of its stock in an aggregate amount not to exceed $300 million. On March 3, 2006, Fresh Del Monte’s Board of Directors authorized an initial stock repurchase program of up to $300 million of the common stock of Fresh Del Monte. Fresh Del Monte is under no obligation to purchase any shares under this program. During 2006, Fresh Del Monte purchased 341,346 shares of its common stock in open market transactions at an average purchase price of $16.99 per share under this program. Fresh Del Monte accounts for treasury stock using the cost method.

In 2006, Fresh Del Monte paid regular quarterly cash dividends of $0.20 per ordinary share in the first and second quarters and $0.05 per ordinary share in the third and fourth quarter for a total of $0.50 per share for the year. On October 31, 2006 Fresh Del Monte announced that the regular cash dividend of $0.05 per share will be suspended.

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders

Fresh Del Monte Produce Inc.

We have audited the consolidated financial statements of Fresh Del Monte Produce Inc. and subsidiaries as of December 29, 2006 and December 30, 2005, and for each of the years ended December 29, 2006, December 30, 2005 and December 31, 2004, and have issued our report thereon dated March 12, 2007 (included elsewhere in this Form 20-F). Our audits also included the financial statement schedule listed in Item 18 of this Form 20-F. This schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audits.

In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP
Certified Public Accountants

Miami, Florida

March 12, 2007

S-1

Schedule II - Valuation and Qualifying Accounts

Fresh Del Monte Produce Inc. and Subsidiaries

(U.S. Dollars in millions)

Col. A	Col. B	Col. C		Col. D	Col. E
		Additions		Deductions
Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts		Balance at End of Period
Year ended December 29, 2006:

Deducted from asset accounts:
Valuation accounts:
Trade accounts receivable	$20.1	$6.8	$(0.2)	$(1.3)	$25.4
Advances to growers and other receivables	20.4	5.1	(0.5)	(1.8)	23.2
Deferred tax asset valuation allowance	197.9	82.7	(4.6)	—	276.0

Accrued liabilities:
Planned major maintenance accrual	6.5	8.3	—	(7.7)	7.1
Provision for Kunia Well Site	22.8	0.5	—	(1.0)	22.3

Total	$267.7	$103.4	$(5.3)	$(11.8)	$354.0

Year ended December 30, 2005:

Deducted from asset accounts:
Valuation accounts:
Trade accounts receivable	$20.2	$1.7	$(0.5)	$(1.3)	$20.1
Advances to growers and other receivables	20.7	2.8	(1.4)	(1.7)	20.4
Deferred tax asset valuation allowance	125.7	96.9	(15.3)	*(9.4)	197.9

Accrued liabilities:
Planned major maintenance accrual	4.5	6.9	—	(4.9)	6.5
Provision for Kunia Well Site	24.1	0.6	—	(1.9)	22.8

Total	$195.2	$108.9	$(17.2)	$(19.2)	$267.7

Year ended December 31, 2004:

Deducted from asset accounts:
Valuation accounts:
Trade accounts receivable	$17.1	$0.9	$2.0	$0.2	$20.2
Advances to growers and other receivables	13.3	7.2	0.6	(0.4)	20.7
Deferred tax asset valuation allowance	31.2	42.3	42.8	9.4	125.7

Accrued liabilities:
Planned major maintenance accrual	3.2	4.1	—	(2.8)	4.5
Provision for Kunia Well Site	26.1	—	—	(2.0)	24.1

Total	$90.9	$54.5	$45.4	$4.4	$195.2

*	Includes the effect of acquiring Del Monte Foods on October 1, 2004.

S-2