Form 20-F
period 2007-12-28
FRESH DEL MONTE PRODUCE INC
filed 2008-02-27
CIK 1047340

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 28, 2007

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

62,702,916 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☒  Yes    ☐  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 of 15(d) of the Securities and Exchange Act of 1934.    ☐  Yes    ☒  No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒   Yes    ☐  No

Indicate by check mark if the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer  ☒    Accelerated filer  ☐    Non-accelerated filer  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.    ☐  Item 17    ☒  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).     ☐  Yes    ☒  No

PART I

In this Annual Report (the “Report”), references to “$” and “dollars” are to United States dollars. References in this Report to Fresh Del Monte, “we”, “our” and “us” refer to Fresh Del Monte Produce Inc. and its subsidiaries, unless the context indicates otherwise. Percentages and certain amounts contained herein have been rounded for ease of presentation. Any discrepancies in any table between totals and the sums of amounts listed are due to rounding. As used herein, references to years ended 2005 through 2007 are to fiscal years ended December 30, 2005, December 29, 2006, and December 28, 2007, respectively.

This Report, information included in future filings by us and information contained in written material, press releases and oral statements, issued by or on behalf of us contains, or may contain, statements that constitute forward-looking statements. These statements appear in a number of places in this Report and include statements regarding the intent, belief or current expectations of us or our officers (including statements preceded by, followed by or that include the words “believes,” “expects,” “anticipates” or similar expressions) with respect to various matters, including without limitation (i) our anticipated needs for, and the availability of, cash, (ii) our liquidity and financing plans, (iii) our ability to successfully integrate acquisitions into our operations; (iv) trends affecting our financial condition or results of operations, including anticipated fresh produce sales price levels and anticipated expense levels specifically the price of fuel, vessel charter rates and vessel operating costs, (v) our plans for expansion of our business (including through acquisitions) and cost savings, (vi) the impact of competition and (vii) the resolution of certain legal and environmental proceedings. All forward-looking statements in this Report are based on information available to us on the date hereof, and we assume no obligation to update any such forward-looking statements.

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

The volume data included in this Report has been obtained from our records. Except for volume data for Fresh Del Monte, the market share, volume and consumption data contained in this Report have been compiled by us based upon data and other information obtained from third-party sources, primarily from the Food and Agriculture Organization of the United Nations (the “FAO”), and from our surveys of customers and other company-compiled data. Except as otherwise indicated, volume data contained in this Report is shown in millions of 40-pound equivalent boxes.

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

Selected Financial Data

Our fiscal year end is the last Friday of the calendar year or the first Friday subsequent to the end of the calendar year, whichever is closest to the end of the calendar year.

The following selected consolidated financial information for the years ended December 26, 2003, December 31, 2004, December 30, 2005, December 29, 2006 and December 28, 2007 is derived from our respective audited consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America (the “United States” or “U.S.”).

This data should be read in conjunction with the consolidated financial statements, related notes and other financial information included elsewhere in this Report.

	Years ended
		As adjusted (1)
	December 28, 2007	December 29, 2006	December 30, 2005	December 31, 2004 (2)	December 26, 2003 (2)
	(U.S. Dollars in millions, except share and per share data)
Statement of Income Data:
Net sales	$3,365.5	$3,214.3	$3,259.7	$2,906.0	$2,486.8
Cost of products sold	3,000.6	3,024.9	2,944.7	2,641.3	2,158.6

Gross profit	364.9	189.4	315.0	264.7	328.2
Selling, general and administrative expenses	176.8	201.6	190.9	131.0	107.8
Asset impairment and other charges, net	12.5	105.3	3.1	5.4	—

Operating income (loss)	175.6	(117.5)	121.0	128.3	220.4
Interest expense, net	25.9	25.6	16.1	8.2	6.5
Other income (expense), net	31.5	0.4	(3.1)	6.9	28.4

Income (loss) before income taxes	181.2	(142.7)	101.8	127.0	242.3
Provision for (benefit from) income taxes	1.4	(0.5)	(8.3)	(12.2)	15.9

Net income (loss)	$179.8	$(142.2)	$110.1	$139.2	$226.4

Net income (loss) per ordinary share - Basic	$3.07	$(2.46)	$1.90	$2.42	$4.00

Net income (loss) per ordinary share - Diluted	$3.06	$(2.46)	$1.90	$2.41	$3.95

Dividends declared per ordinary share	$—	$0.50	$0.80	$0.80	$0.45

Weighted average number of ordinary shares:
Basic	58,490,281	57,819,416	57,926,466	57,487,131	56,539,691
Diluted	58,772,718	57,819,416	58,077,282	57,803,158	57,346,377

Balance Sheet Data (at period end):
Cash and cash equivalents	$30.2	$39.8	$24.5	$42.1	$51.0
Working capital	491.2	436.7	419.7	299.9	143.1
Total assets	2,185.7	2,089.6	2,128.3	2,076.5	1,491.2
Total debt	238.6	469.9	360.8	363.5	43.5
Shareholders' equity	1,364.8	1,026.3	1,164.6	1,069.2	942.2

(1)	We have applied Financial Accounting Standards Board (“FASB”) Staff Position No. AUG AIR-1, “Accounting for Planned Major Maintenance Activities” (“FSP AUG AIR-1”) retrospectively to the years ended December 29, 2006 and December 30, 2005.
(2)	Effective December 30, 2006, the first day of our 2007 year, we adopted FSP AUG AIR-1. The consolidated statements of operations have not been adjusted for the years ended December 31, 2004 and December 26, 2003. We believe the effect is not material to those years.

Risk Factors

We could realize losses and suffer liquidity problems due to declines in sales prices for bananas, pineapples and other fresh produce.

Our profitability depends largely upon our profit margins and sales volumes of bananas, pineapples and other fresh produce. In 2005, 2006 and 2007, banana sales accounted for the most significant portion of our total net sales, and pineapple sales accounted for the most significant portion of our total gross profit.

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

The fresh produce and prepared food business is highly competitive, and the effect of competition is intensified because most of our products are perishable. In banana and pineapple markets, we compete principally with a limited number of multinational and large regional producers. In the case of our other fresh fruit and vegetable products, we compete with numerous small producers, as well as regional competitors. Our sales are also affected by the availability of seasonal and alternative fresh produce. The extent of competition varies by product. To compete successfully, we must be able to strategically source fresh produce and prepared food of uniformly high quality and sell and distribute it on a timely and regular basis. In addition, our profitability has depended primarily on our gross profit on the sale of our Del Monte Gold® Extra Sweet pineapples. Increased competition in the production and sale of Del Monte Gold® Extra Sweet pineapples has adversely affected our results. We expect these competitive pressures to continue.

We are subject to material currency exchange risks because our operations involve transactions denominated in various currencies.

We conduct operations in many areas of the world involving transactions denominated in a variety of currencies, and our results of operations, as expressed in dollars, may be significantly affected by fluctuations in rates of exchange between currencies. Although a substantial portion of our net sales (49% in 2007) are denominated in non-dollar currencies, we incur a significant portion of our costs in dollars. Although we periodically enter into currency forward contracts and options as a hedge against currency exposures, we may not enter into these contracts during any particular period or these contracts may not adequately offset currency fluctuations. We generally are unable to adjust our non-dollar local currency sales prices to compensate for fluctuations in the exchange rate of the dollar against the relevant local currency. In addition, there is normally a time lag between our incurrence of costs and collection of the related sales proceeds. Accordingly, if the dollar appreciates relative to the currencies in which we receive sales proceeds, our operating results may be negatively affected.

Our strategy of diversifying our product line and increasing the value-added services that we provide to our customers may not be successful.

We are diversifying our product line through acquisitions and internal growth. In addition, we have expanded our service offerings to include a higher proportion of value-added services, such as the preparation of fresh-cut produce, ripening, customized sorting and packing, direct-to-store delivery and in-store merchandising and promotional support. This represents a significant departure from our traditional business of delivering our products to our customers at the port. In recent periods, we have made significant investments in distribution centers, fresh-cut and prepared food facilities through capital expenditures and acquisitions. We may not be successful in anticipating the demand for these products and services, in establishing the requisite infrastructure to meet customer demands or the provision of these value-added services. During 2007 and 2006, we incurred significant asset impairment and other charges as a result of our continuing efforts to align our diversified product lines to market demand. If we are not successful in these diversification efforts, our business, financial condition or results of operations could be further materially and adversely affected.

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

Our average cost of fuel increased by 41% and containerboard increased slightly in 2005 as compared with 2004. During 2006, the cost of fuel increased an additional 21% and containerboard increased by 17%, as compared with 2005 and during 2007, the cost of fuel further increased by 17% and containerboard had a slight increase as compared with 2006. These increases in the cost of fuel and containerboard have negatively impacted our results of operations. In addition, we are subject to the volatility of the short-term charter vessel market because approximately 30% of our refrigerated vessels are chartered rather than owned. These charters are primarily short-term, typically for periods of one to three years. Charter rates have generally increased during 2006 and 2007 as compared with the relevant prior year and are expected to further increase during 2008. As a result, a significant increase in short-term charter rates would materially and adversely affect our results.

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

During 2006, we incurred $16.6 million in charges to costs of product sold related to a product recall and withdrawal program as a result of low level contamination of our Kenya canned pineapple products. During 2007, we incurred an additional $1.1 million in sales claims related to product returns by customers and $0.2 million in additional destructions costs and received $3.0 million in insurance recovery.

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

The United States Environmental Protection Agency (the “EPA”) has placed a certain site at our former plantation in Oahu, Hawaii on the National Priorities List under the Comprehensive Environmental Response, Compensation and Liability Act of 1980. Under an order entered into with the EPA, we completed a remedial investigation and engaged in a feasibility study to determine the extent of the environmental contamination. The remedial investigation report was finalized on January 21, 1999 and approved by the EPA in February 1999. A final draft feasibility study was submitted for EPA review in December 1999 and updated in December 2001 and October 2002, and approved by the EPA on April 22, 2003. On September 25, 2003, the EPA issued the Record of Decision (“ROD”). The EPA estimates in the ROD that the remediation costs associated with the clean up of our plantation will range from $12.9 million to $25.4 million. Certain portions of the EPA’s estimates have been discounted using a 5% interest rate. The undiscounted estimates are between $14.8 million to $28.7 million. As of December 28, 2007, there is $20.5 million included in other noncurrent liabilities and $1.2 included in accounts payable and accrued expenses in our consolidated balance sheet for the Kunia well site clean-up. We expect to expend approximately $1.2 million in cash per year for the next five years. See “Legal Proceedings—Kunia Well Site.”

In addition, we are involved in several actions in the U.S. and non-U.S. courts involving allegations by numerous Central American and Philippine plaintiffs that they were injured by exposure to a nematocide containing the chemical Dibromochloropropane (“DBCP”) during the 1970’s. See “Legal Proceedings.”

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

Our business is multinational and subject to the political, economic and other risks that are inherent in operating in numerous countries. These risks include those of adverse government regulation, including the imposition of import and export duties and quotas, currency restrictions, expropriation and potentially burdensome taxation. For example, banana import regulations have in prior years restricted our access to the European Union (“EU”) banana market and increased the cost of doing business in the EU. This banana import license system expired on December 31, 2005. From January 1, 2006, the quotas controlling import volumes of Latin American bananas imported into the EU have been eliminated and replaced with a tariff of 176 euros per ton. The effect of this new tariff-only system on the European banana market has resulted in increased supply to this market which in turn had the effect of reducing our per unit net sales prices. The potential risks of operating a multinational business may be greater in countries where our activities are a significant factor in the country’s economy, which is particularly true of our banana, pineapple and melon operations in Costa Rica and our banana and melon operations in Guatemala and our prepared pineapple operation in Kenya.

We have had a disagreement with the Government of Cameroon with respect to its intended privatization of certain banana plantations with which we have contracts to purchase their banana production. We disagreed over the date of the termination of our contract with our Cameroon partner, which is a government controlled entity. In 2007, we signed a new banana purchasing agreement with our Cameroon partner effective May 1, 2008 terminating on December 31, 2008 with automatic one-year renewal and a cancellation notice period of twelve months. The Government of Cameroon has declared again its intention to start a new privatization process of these banana plantations in the future. Since bananas produced in Cameroon benefit from certain banana import preferences and tax exemptions in the EU, privatization may have a negative effect on our results of operations.

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

Our growth strategy is based in part on growth through acquisitions or expansion, which poses a number of risks. We may not be successful in identifying appropriate acquisition candidates, consummating acquisitions on satisfactory terms or integrating any newly acquired or expanded business with our current operations. We may issue ordinary shares, incur long-term or short-term indebtedness, spend cash or use a combination of these for all or part of the consideration paid in future acquisitions or to expand our operations. In particular, we have had difficulty operating and managing the Del Monte Foods Europe business we acquired on October 1, 2004 on a profitable basis. The execution of our acquisition and expansion strategy may entail repositioning or similar actions that in turn requires us to record impairment charges. Any such charges would reduce our earnings. During 2007 and 2006, we incurred approximately $15.5 million and $84.0 million, respectively, in asset impairment charges, principally related to Del Monte Foods Europe and other previously acquired businesses.

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

IAT Group Inc. and its current shareholders, members of the Abu-Ghazaleh family, are our principal shareholders and currently, directly and indirectly, beneficially own approximately 34.9% of our outstanding ordinary shares. Our Chairman and Chief Executive Officer, and two other directors, are members of the Abu-Ghazaleh family. We expect our principal shareholders to continue to use their interest in our ordinary shares to direct our management, to control the election of our entire board of directors, to determine the method and timing of the payment of dividends, to determine substantially all other matters requiring shareholder approval and to control us. The concentration of our beneficial ownership may have the effect of delaying, deterring or preventing a change in control, may discourage bids for the ordinary shares at a premium over their market price and may otherwise adversely affect the market price of the ordinary shares.

A substantial number of our ordinary shares are available for sale in the public market, and sales of those shares could adversely affect our share price.

Future sales of our ordinary shares by our principal shareholders, or the perception that such sales could occur, could adversely affect the prevailing market price of our ordinary shares. Of the 62,702,916 ordinary shares outstanding as of December 28, 2007, 21,909,688 ordinary shares are owned by the principal shareholders and are “restricted securities.” These “restricted” ordinary shares can be registered upon demand and are eligible for sale in the public market without registration under the Securities Act of 1933, subject to compliance with the resale volume limitations and other restrictions of Rule 144 under the Securities Act. Since August 2007, the principal shareholders have sold 6,333,000 shares into the public market.

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

History and Development of Fresh Del Monte

Our legal name is Fresh Del Monte Produce Inc., and our commercial name is Del Monte Fresh Produce. We are an exempted holding company, incorporated under the laws of the Cayman Islands on August 29, 1996 and are 27.1% owned by IAT Group Inc., which is 100% beneficially owned by members of the Abu-Ghazaleh family. In addition, members of the Abu-Ghazaleh family directly own 7.8% of the outstanding ordinary shares of Fresh Del Monte. Our principal executive office is located at Walker House, Mary Street, P.O. Box 908 GT, Georgetown, Grand Cayman, Cayman Islands. Our U.S. executive office is located at c/o Del Monte Fresh Produce Company, 241 Sevilla Avenue, Coral Gables, Florida 33134. Our telephone number at our U.S. executive office is (305) 520-8400. Our Internet address is http://www.freshdelmonte.com. The electronic version of this Annual Report on Form 20-F, along with other information about us and our operations, financial information, other documents filed with the Securities and Exchange Commission (the “SEC”) and other useful information about us can be found on our website.

Our global business, conducted through subsidiaries, is primarily the worldwide sourcing, transportation and marketing of fresh and fresh-cut produce together with prepared food products in Europe, Africa and the Middle East. We source our products (bananas, pineapples, melons, tomatoes, grapes, apples, pears, peaches, plums, nectarines, cherries, kiwi) primarily from Central and South America, Africa and the Philippines. We also source products from North America and Europe. We distribute our products in North America, Europe, Asia, the Middle East, North Africa and South America. Our products are sourced from company-owned farms, through joint venture arrangements and through supply contracts with independent growers.

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

On October 1, 2004, we acquired Del Monte Foods Europe (“Del Monte Foods”), including its operations in Europe, Africa and the Middle East. This acquisition was completed for approximately $339.6 million financed through cash on hand and drawings under our credit facility. Del Monte Foods is a vertically integrated producer, marketer and distributor of prepared fruit and vegetables, juices, beverages and snacks. The company holds a perpetual, royalty-free license to use the Del Monte® brand for processed and/or canned food in more than 100 countries throughout Europe, Africa and the Middle East. Del Monte® is the leading brand for prepared fruit and pineapple in many Western European markets and is a leading brand in the U.K. beverage market. This acquisition provided us with new markets enhancing our ability to sell our branded fresh and prepared products together under the Del Monte® name and strengthens our presence in Europe and other key markets. Del Monte Foods juices, beverages and prepared fruit and vegetables are processed at facilities in the United Kingdom, Greece, South Africa and was up until 2006 processed in Italy, while its pineapple is cultivated and processed at its plantation and cannery in Kenya. During the fourth quarter of 2006, as a result of our rationalization and restructuring initiatives designed to maximize profitability, the Italy production facility was closed.

Our capital expenditures for 2007 consisted of $81.4 million primarily for expansion of distribution and manufacturing facilities in the Middle East and expansion of production facilities in Kenya, Brazil and the Philippines. Our capital expenditures for 2006 consisted primarily of new distribution and manufacturing facilities in the Middle East and expansion of production operations in the Philippines, Brazil, Chile and Kenya for a total of $102.1 million. Our capital expenditures in 2005 consisted primarily of expansion of production operations in Brazil, Chile, the Philippines, Kenya and the Middle East and for information technology initiatives for a total of $81.1 million.

Principal capital expenditures planned for 2008 consist of approximately $120.0 million for the expansion of our distribution and manufacturing facilities in the Middle East and expansion of our production facilities in the Philippines, Central and South America and Kenya. We expect to fund our capital expenditures in 2008 through operating cash flows and borrowings under our credit facility.

Business Overview

We are one of the world’s leading vertically integrated producers, marketers and distributors of high-quality fresh and fresh-cut fruit and vegetables, as well as a leading producer and distributor of prepared fruit and vegetables, juices, beverages and snacks in Europe, Africa and the Middle East. We market our products worldwide under the DEL MONTE® brand, a symbol of product quality, freshness and reliability since 1892. Our global sourcing and logistics network allows us to provide regular delivery of consistently high quality fresh produce, juices, beverages, processed fruit and vegetables and value-added services to our customers.

We have leading market positions in key fresh produce categories. We believe we are:

•	the number one marketer of fresh pineapples worldwide, including our “Del Monte Gold ® Extra Sweet” pineapple, with approximately 35% market share in 2007;

•	a leading marketer of branded melons in the United States and the United Kingdom;

•	a leading marketer of fresh-cut fruit in the United States;

•	the third largest marketer of bananas worldwide, with an estimated 12% market share in 2007;

•	a leading re-packer of tomatoes in the United Sates with an estimated 3% market share in 2007;

•	a leading year-round marketer of branded grapes in the United States;

•	a leading marketer of branded non-tropical fruit in selected markets;

•	a leading marketer for canned fruit and pineapple in many Western European markets; and

•	a leading marketer of ambient juices and juice drinks in the U.K. market.

The fresh-cut produce market in the United States alone is believed to be one of the fastest-growing categories in the fresh produce segment. This category includes fresh produce that has been trimmed, peeled, cut and packaged into nutritious, ready-to-use products for retail stores and foodservice operators. Our fresh-cut fruit products include pineapples, melons, grapes and other non-tropical fruit, and our fresh-cut vegetable products include broccoli, cauliflower, tomatoes, onions, bell peppers, celery and various greens. Our other fresh-cut product offerings outside the United States also include prepared salads, such as coleslaw and potato salad. We believe our global sourcing and logistics capabilities, combined with the DEL MONTE® brand, will enable us to maintain our leading position in this market.

We source and distribute our products on a global basis. Our products are grown primarily in Central and South America, Africa and the Philippines. We also source products from North America and Europe. Our products are sourced from company-controlled farms and independent growers. We transport our fresh produce to markets using our fleet of 21 owned and 9 chartered refrigerated vessels, and we operate four port facilities in the United States. At year-end 2007, we operated 45 distribution centers, generally with cold storage and ripening facilities in our key markets worldwide, including the United States, the United Kingdom, Germany, Japan, Korea, Hong Kong, Argentina, Poland and the United Arab Emirates. We also operate a total of 13 fresh-cut facilities in the United States, the United Kingdom, Japan and the United Arab Emirates, some of which are located within our distribution centers. Through our vertically integrated network, we manage the transportation and distribution of our products in a continuous temperature-controlled environment. This enables us to preserve quality and freshness, and to optimize product shelf life, while ensuring timely and year-round distribution. Furthermore, our position as a volume producer and shipper of bananas allows us to lower our average per-box logistics cost and to provide regular deliveries of our premium fresh fruit to meet the increasing demand for year-round supply.

We market and distribute our products to retail stores, food clubs, wholesalers, distributors and foodservice operators in more than 90 countries around the world. North America is our largest market, accounting for 45% of our net sales in 2007. Europe, Asia and the Middle East regions are our other major markets, accounting for 33%, 11% and 7% of our net sales in 2007, respectively. Our distribution centers and fresh-cut facilities address the growing demand from supermarket chains, club stores, mass merchandisers and independent grocers to provide value-added services, including the preparation of fresh-cut produce, ripening, customized sorting and packing, just-in-time and direct-store-delivery and in-store merchandising and promotional support. Large national retail chains are increasingly choosing fewer suppliers – ones that can serve all of their needs on a national basis – and there is a significant opportunity for a company with a full fresh and fresh-cut produce line, a well recognized brand, a consistent supply of quality produce and national distribution network to become the preferred supplier to these large retail customers. We believe that we are uniquely positioned to become this preferred supplier, and our goal is to achieve this status by creating a leading position in fresh-cut produce and diversifying our fresh produce selection. As a result of the addition of our prepared food business, we have transformed our company from a fresh and fresh-cut produce company into a multinational prepared food company with a product line that now includes prepared fruit and vegetables, juices, beverages and snacks in Europe, Africa and the Middle East.

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

Fresh-Cut Produce

The fresh-cut produce market first gained prominence in many U.S. and European markets with the introduction of washed and cut vegetables. While packaged salads continue to lead the category of fresh-cut produce sales, the category has expanded significantly to include pineapples, assorted melons, broccoli, carrots, mushrooms and other produce items that are washed, cut and packaged in a ready-to-use form. Market expansion has been driven largely by consumer demand for fresh, healthy and ready-to-eat food alternatives, as well as significant demand from foodservice operators. Within this market, we believe that there will be increasing differentiation between companies active primarily in the packaged salad market and other companies, like us, that can offer a wide variety of fresh-cut fruit and vegetable items.

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

Non-Tropical Fruit

Non-tropical fruit includes grapes, apples, pears, peaches, plums, nectarines, apricots, avocados and kiwis. Generally, non-tropical fruit grows on trees, bushes or vines that shed their leaves seasonally. Approximately 44% of our non-tropical fruit net sales are from the sale of grapes. Fresh grapes are a favorite quick, easy and healthy snack among consumers young and old. In addition to their delicious taste, a growing body of research on fresh grapes suggests that grapes may offer significant health benefits as well. Fresh grapes are a well-known fruit worldwide, fitting into almost any lifestyle. A recent study found that since 1992, fresh grape consumption has grown 13% in the U.S. For example, on average, Americans now consume 7.8 pounds of fresh grapes each year. Fresh grapes are also processed for the production of wine, raisins, juices and canned products. The higher production cost and higher product value of fresh grapes result from more intensive production practices than are required for grapes grown for processing. While California supplies the majority of total grape volumes, imports have made fresh grapes available year-round in the United States, with shipments mostly from Chile. Most U.S. production is marketed from May to October. From December to April, Chilean grapes dominate the market.

Melons

Based on FAO data, the volume of imports of cantaloupes and other melons has significantly increased in North America and in Europe. Melons are one of the highest volume fresh produce items, and this category includes many varieties, such as cantaloupe, honeydew and watermelons. During the summer and fall growing seasons in the United States and Europe, demand is met in large part by local suppliers of unbranded or regionally branded melons. By contrast, in North America and Europe, imports significantly increase, and melons command premium pricing from October to May. Melons are grown in temperate and tropical locations and have a relatively short growing cycle.

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

PRODUCTS, SOURCING AND PRODUCTION

Our products are grown and sourced primarily in Central and South America, the Philippines and Africa. We also source products from North America and Europe. In 2007, 41% of the fresh produce we sold was grown on company-controlled farms and the remaining 59% was acquired through supply contracts with independent growers.

We produce, source, distribute and market a broad array of fresh produce throughout the world, primarily under the DEL MONTE® brand, as well as under other proprietary brands such as UTC® and Rosy®. As a result of the Del Monte Foods acquisition, we also produce, distribute and market prepared fruits and vegetables, juices, beverages and snacks under the DEL MONTE® brand, as well as other proprietary brands such as Fruit Express™, Just Juice®, Fruitini®, and other regional trademarks in Europe, Africa and the Middle East.

The following table indicates our net sales by product for the last three years:

	Years ended
	December 28, 2007		December 29, 2006		December 30, 2005
	(U.S. dollars in millions)
Net sales by product category:
Bananas	$1,199.0	35%	$1,112.5	35%	$1,079.0	33%
Other fresh produce:
Gold pineapples	428.7	13%	395.6	12%	396.7	12%
Fresh-cut produce	328.8	10%	337.4	10%	351.6	11%
Non-tropical fruit	273.8	8%	256.0	8%	261.6	8%
Melons	250.9	7%	243.4	8%	225.6	7%
Tomatoes	156.9	5%	175.1	5%	192.6	6%
Vegetables	107.1	3%	133.4	4%	163.9	5%
Other fruit	68.7	2%	81.3	3%	88.9	3%

Total other fresh produce	1,614.9	48%	1,622.2	50%	1,680.9	52%

Prepared food	357.0	11%	308.6	10%	329.5	10%
Other products and services	194.6	6%	171.0	5%	170.3	5%

Total	$3,365.5	100%	$3,214.3	100%	$3,259.7	100%

Bananas

We believe that we are the world’s third largest marketer of bananas with an estimated 12% market share in 2007. Our banana sales in North America, Europe, Asia and the Middle East accounted for approximately 35%, 33%, 22% and 10% of our net sales of bananas in 2007, respectively. We produced 33% of the banana volume we sold in 2007 on company-controlled farms, and we purchased the remainder from independent growers.

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

Due in part to limitations in the Philippines on foreign ownership of land, we purchase the majority of bananas in the Philippines through long-term contracts with independent growers. Approximately 68% of our Philippine-sourced bananas are supplied by one grower, representing 16% of our total banana volume in 2007. In the Philippines, we have leased approximately 3,000 hectares of land where we are planting Highland bananas for the Asia market.

Gold Pineapples

Since the introduction of our “Del Monte Gold® Extra Sweet” pineapple, our share of the worldwide fresh pineapple market has grown significantly and currently we believe we have approximately 35% share of the worldwide market share with slightly higher volumes this year. This market share excludes the pineapple we sell in the fresh-cut format. Pineapple sales in North America, Europe, Asia and the Middle East accounted for 50%, 32%, 16% and 2% of our net sales of pineapples in 2007, respectively.

From 1996 to 2007, our volume of the “Del Monte Gold® Extra Sweet” pineapple increased from two and a half million boxes to 23.0 million boxes. Based on FAO data, the volume of pineapple sales in the United States has increased significantly since 1996. We believe that a substantial portion of this growth is due to our introduction of the “Del Monte Gold® Extra Sweet” pineapple. We expect to continue to increase the sales volume of our extra sweet pineapples in the near future with extra sweet pineapples grown in Costa Rica, the Philippines and Brazil. The “Del Monte Gold® Extra Sweet” pineapple has a number of highly desirable characteristics such as enhanced taste, golden shell color, bright yellow flesh and higher vitamin C content as compared to traditional varieties of pineapple.

The principal production and procurement areas for our gold pineapples are Costa Rica, Brazil and the Philippines. Cultivating pineapples requires greater capital resources, significant agricultural expertise, greater effort and longer growing time relative to bananas. As a result, relative to our bananas, a higher percentage of the fresh pineapples we sell (68% by volume in 2007) are produced on company-controlled farms. In 2006, we decided to exit our Hawaii pineapple production operations due to higher costs as compared to other parts of the world.

Fresh-Cut Produce

We believe that the fresh-cut produce market continues to be one of the fastest-growing categories in the fresh produce segment, largely due to consumer trends favoring healthy and conveniently packaged ready-to-eat foods. We established a platform in this industry through acquisitions and by building upon our existing fresh-cut pineapple business. We believe that our experience in this market, coupled with our sourcing and logistics capabilities and the DEL MONTE® brand, enabled us to achieve a leading position in this highly fragmented market. Based on the latest supermarket scan data, we believe that we are now the market leader in fresh-cut fruit at the retail level with a 23% market share in the U.S. Our fresh-cut fruit products include pineapple, melons, grapes, citrus, apples, kiwi and other fruit items. The fruit we use in our fresh-cut operations are sourced within our integrated system of company-controlled farms and from independent growers. We also offer fresh-cut vegetables, including tomatoes, onions, carrots, broccoli, bell peppers, cauliflower, celery, various greens and prepared salads such as coleslaw and potato salad. We purchase all of our vegetables for these purposes from independent growers in the United States and in Europe. Our purchase contracts for both fruit and vegetables are typically short-term but vary by produce item. Substantially all of our fresh-cut products are sold in the United States and the United Kingdom.

Non-Tropical Fruit

We sell a variety of non-tropical fruit including grapes, apples, pears, peaches, plums, nectarines, apricots, avocados and kiwi. Non-tropical fruit sales in North America, Europe, the Middle East, Asia and South America accounted for approximately 64%, 11%, 10%, 9% and 6% of our total net sales of non-tropical fruit in 2007, respectively. We obtain our supply of non-tropical fruit from company-owned farms in Chile and from independent growers in Chile, the United States, Mexico, Spain, Italy, Turkey, Greece and New Zealand. In Chile, we purchase non-tropical fruit from independent growers and also produce a variety of non-tropical fruit on approximately 8,000 acres of company-owned or leased land. In Spain, we have our own sourcing operations, ensuring a consistent supply of high quality non-tropical fruit during the growing season. Purchase contracts for non-tropical fruit are typically made on an annual basis.

Melons

We sell a variety of melons including cantaloupe, honeydew, watermelon and specialty melons, which we introduced to meet the different tastes and expectations of consumers in Europe. Cantaloupes represented over 78% of our melon sales volume in 2007. We have become a significant producer and distributor of melons from October to May in North American and European regions by sourcing melons from our company-controlled farms and independent growers in Central and South America, where production generally occurs during this period. We believe we were the largest marketer in the United States and the United Kingdom of branded melons in 2007. Melons sold in North America and Europe from October to May generally command a premium price due to the relative scarcity of melons and alternative fruit. Melon sales in North America and Europe accounted for 76% and 23% of our net sales of melons in 2007, respectively. In terms of volume, we produced 87% of the melons we sold in 2007 on company-controlled farms and purchased the remainder from independent growers.

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

We have devoted significant research and development efforts towards maintaining our expertise in melons, especially cantaloupes. Melon crop yields are highly sensitive to weather conditions and are adversely affected by high levels of precipitation during the growing period of the fruit. We have developed specialized melon growing technology that we believe has reduced our exposure to the risk of intemperate weather conditions and significantly increased our yields.

Tomatoes

We source our fresh tomatoes mainly from the United States, Mexico and Canada. The tomato category is highly fragmented with many suppliers, re-packers and wholesalers in various geographic regions of the United States. We believe that we have approximately 3% market share in 2007. As a high volume item, tomatoes are a perfect fit for our network of distribution and re-packing facilities. This product category allows us to add value through leveraging our purchase volumes to reduce costs and perform the sorting, packaging and custom labeling locally, in addition to delivering just in time to retail chains and foodservice customers. Foodservice absorbs over half of the field fresh tomato crop in North America each year. With our fresh-cut fruit and vegetable facilities, we can add additional value by further processing or incorporating tomatoes into our consumer packaged products.

Vegetables

We distribute and market a variety of vegetables. The principal vegetable products are potatoes and onions. While we sell bulk product, we also use our size and distribution network to find opportunities to add value. Also, we offer convenient products, such as pre-washed microwaveable individual fresh potatoes. We source our potatoes from independent growers in North America. In 2006, we rationalized our potato and onion business which resulted in reduced sales volumes of re-packed potatoes and onions.

Other Fruit

We produce, distribute and market a variety of other fruit, including strawberries, plantains and mangos, as well as various other varieties of fruit. We source these other fruit items from company-controlled farms and independent growers in Costa Rica, Colombia, Guatemala and the United States.

Prepared Food

We produce, distribute and market prepared pineapple, peaches, apricots, fruit cocktail, pears, tomatoes and other fruit and vegetables. Our deciduous prepared food products, which include peaches, apricots, pears and fruit cocktail are principally sourced from our own facilities in Greece and South Africa. Our tomato products are sourced from our own facilities in Greece together with independent producers. Our prepared pineapple products are primarily sourced from our own facility in Kenya and are also sourced under a long-term supply agreement with an independent producer in the Philippines. These products are sold primarily under the DEL MONTE® label and under the buyers’ own label for major retailers. We also distribute and market beverages including ambient juices and juice drinks as well as various snacks. In 2007, beverages were sourced from our own facilities in the U.K. and from independent producers. During the first quarter of 2008, we plan to discontinue beverage production in our Kings Lynn, UK facility and outsource this production. We believe that outsourcing the production of our beverage products will reduce costs and increase our competitiveness in the UK market. We also produce and market industrial products that are composed of fruit that has been processed in our production facilities in the form of purees, pulps and concentrates for further processing (yogurt, cake manufacture, pizza, etc.) and for sale to the food service industry worldwide. We expect to continue investing in new product development to increase revenue, defend our premium price position and maintain market leadership in our product categories. In recent years, we have expanded our offerings in the snack category by offering multiple varieties and sizes of fruit in plastic pots, targeting the convenience store and foodservice trade.

Other Products and Services

Our other products and services include our third-party ocean freight business, our third-party plastics and box manufacturing business, our Jordanian poultry business and our Argentine grain business. Our third-party ocean freight business allows us to generate incremental revenue on vessels’ return voyages to our product sourcing locations and when space is available on outbound voyages to our major markets. This reduces our overall shipping costs. Our plastics and box manufacturing business produces bins, trays, bags and boxes. Although this business is intended mainly to satisfy internal packaging requirements, we also sell these products to third parties.

We own a state-of-the-art poultry farm, grain mill and a poultry processing facility in Jordan. It is the leading provider of poultry products to retail stores and foodservice operators in that country with approximately 21% market share. In 2007, we expanded the Jordan food business with the addition of a meat processing operation that provides meat products for the Jordanian market and will be exporting to other Middle East markets. In addition, we grow grain on leased farms in Argentina, including corn. We own and operate grain silos in Argentina for the storage of our grain and that grown by third parties, which may be held for future sales.

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

We transport our fresh produce to markets worldwide using our fleet of 21 owned and nine chartered refrigerated vessels. In recent years, we have sought to rationalize our chartered fleet through opportunistic acquisitions of vessels. We believe that our fleet of owned vessels has been a cost-effective means of reducing our exposure to the volatility of the charter market. All of the nine vessels we charter are chartered on a three year basis. We also lease refrigerated containers under capital, rather than operating leases, which we believe is a more cost-effective means of managing our container requirements.

Our logistics system is supported by various information systems. As a vertically integrated food company, managing the entire distribution chain from the field to the customer requires the technology and infrastructure to be able to meet our customers’ complex delivery needs.

SALES AND MARKETING

Our sales and marketing activities are conducted by our sales force located at our sales offices worldwide and at each of our distribution centers. Our commercial efforts are supported by marketing professionals located in key markets and regional offices. A key element of our sales and marketing strategy is to use our distribution centers as a means of providing value-added services for our customers. As a result, we have made significant investments in our network of distribution centers and plan additional investments through 2008. Our planned investments are concentrated in the Middle East, North America and Europe, where we believe that a strong presence will allow us to service a greater proportion of our customers’ needs and to capture a greater proportion of the fresh and fresh-cut produce markets. Investments in our network will include new distribution centers with fresh-cut, ripening, re-packing and other value-added service facilities, as well as enhancements to existing distribution centers and the addition of smaller distribution centers to service some of our growing regional markets.

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

The level of marketing investment necessary to support the prepared food business is significantly higher than that required for the fresh produce and fresh-cut fruit and vegetable business. We have utilized a variety of promotional tools to build the Del Monte brand and engage consumers in key markets in Europe, Africa and the Middle East. During 2007, we implemented a new strategy for the prepared food business in certain key European markets consisting of utilizing exclusive distributors to perform product distribution, sales and marketing activities. Under these agreements, the sales, warehousing, logistics, marketing and promotion functions are all performed by the distributor. We believe that this strategy of utilizing a single distributor per country will enable us to significantly reduce distribution and sales and marketing expenses. In addition we plan to profitably grow our prepared food business by entering new markets in Eastern Europe and the Middle East.

North America

In 2007, 45% of our net sales were made in North America. In North America, we have established a highly integrated sales and marketing network that builds on our ability to control transportation and distribution throughout our extensive logistics network. At December 28, 2007, we operated a total of 24 distribution centers and fresh-cut facilities in the United States. Our distribution centers have ripening capabilities and other value-added services. We also operated four port facilities, which include cold storage facilities.

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

Europe

In 2007, 33% of our net sales were made in Europe. We distribute our products throughout Europe. In the United Kingdom, where we operate four distribution centers and two fresh-cut facilities, our products are distributed to leading retail chains, smaller regional customers as well as to wholesalers and distributors through direct sales and distribution centers. In Northern Europe, we distribute our products through our own marketing entities with offices located in Germany and The Netherlands and through independent distributors in Belgium. These entities distribute our products in Germany, Austria, Benelux, Denmark, Scandinavia, Switzerland, Hungary and Russia. In Germany, we operate three distribution centers. In Poland, we operate two distribution centers. In Southern Europe, we distribute our fresh produce through an independent marketing company. During 2007 we restructured various processed food operations and have transitioned to utilizing exclusive distributors to perform product distribution and sales and marketing activities in certain key European markets. Under these agreements, the sales, warehousing, logistics, marketing and promotion functions are all performed by the distributor. As a result of this restructuring plan, we significantly reduced our sales and marketing staff in the U.K. and closed our sales offices in Belgium and Italy.

Middle East and North Africa

In the Middle East and North Africa markets, we distribute our products through independent distributors and company-operated distribution facilities. We recently increased our sales of Philippine-sourced bananas in the Middle East market through distributors and established our own direct sales initiatives in 2007. In early 2007, we opened our new distribution/manufacturing center in Dubai, United Arab Emirates (“UAE”). This state of the art facility with just-in-time delivery capabilities includes banana ripening and cold storage facilities, fresh-cut fruit and vegetables operations and a fresh chilled juice manufacturing operation. We also operate a distribution center in Abu-Dhabi, UAE that includes banana ripening and cold storage facilities. In Saudi Arabia we are in the process of an expansion program that will include three distribution centers with banana ripening and cold storage facilities. These products will be distributed in the rapidly growing Saudi Arabian market and will also be exported to other Middle East countries. In addition, we market and distribute prepared food in the UAE, Jordan, Saudi Arabia and various other Middle East and North African markets. We have recently established a presence in Egypt where we market and distribute prepared food. In Jordan, we own a state-of-the-art poultry farm, grain mill and poultry processing facility. We are the leading provider of poultry products to retail stores and foodservice operators in that country with approximately 21% market share. In 2007 we expanded the Jordan food business with the addition of a meat processing operation that provides meat products for the Jordanian market and will be exporting to other Middle East markets. We believe that the Middle East and North Africa markets represent an area for rapid sales development of our fresh and prepared food products. Utilizing our extensive knowledge of this region, we plan to capitalize on this opportunity with increased focus and investments in these markets.

Asia

We distribute our products in Asia, through direct marketing and large distributors. Our principal markets in this region are Japan, Korea, China and Hong Kong. In Japan we distributed approximately 84% of our products in 2007 through direct sales and the remainder through Japan’s largest fresh produce wholesaler, which distributes our products on a sales commission basis. Our products are distributed from four distribution centers located at strategic ports in Japan with cold storage and banana ripening operations.

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

We are able to maintain the high quality of our products by growing our own produce and working closely with our independent growers. We insist that all produce supplied by our independent growers meet the same stringent quality requirements as produce grown on our farms. Accordingly, we monitor our independent growers to ensure that their produce will meet agricultural and quality control standards, offer technical assistance on certain aspects of production and packing and, in some cases, manage the farms. The quality assurance process begins on the farms and continues as harvested products enter our packing facilities. Where appropriate, we cool the fresh produce at our packing facilities to maximize quality and optimize shelf life. As an indication of our commitment to quality, many of our operations have received certificates of compliance from the International Standards of Operation, in environmental compliance (14001) and production processes (9001). In 2003, we became the world’s first multinational fresh produce company to receive Eurepgap certification. This certification, the toughest and most prestigious in existence, signals to European retailers and consumers that the fresh produce from our certified operations are of the highest quality and that it meets the strictest food safety standards.

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

We are also subject to various government regulations in countries where we market our products. The countries in which we market a material amount of our products are the United States, the countries of the EU, Japan, China, Korea, Jordan and the UAE. These government regulations include:

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

During 2006, an investigation of a low level contamination of canned pineapple product from our Kenya operation was concluded, in which such low level contamination was confirmed. In connection with that matter, we launched a product withdrawal and disposal program with respect to Kenya canned pineapple prepared food products, which resulted in charges of $16.6 million related to contaminated inventory on hand and destruction costs. No contamination was detected in any other canned pineapple product tested as part of the investigation. The withdrawal was confined to certain European countries. In addition, during 2006, we recorded $2.2 million in sales claims related to product returns from customers as a result of the Kenya product withdrawal and disposal program. During 2007, we incurred an additional $1.1 million in sales claims related to product returns by customers and $0.2 million in additional destructions costs and received $3.0 million in insurance proceeds. Based on information currently available, we believe that no additional reserves with respect to this matter are currently required.

European Union Banana Import Regulations

On May 2, 2001, the European Commission adopted a new regulation, which revised a banana import system based on the agreement reached by the EU with the United States government on April 11, 2001. The new system became effective on July 1, 2001 and maintained the use of banana import licenses within the tariff quotas determined by the European Commission until December 31, 2005. In late November 2005, the EU agreed to reform its controversial banana import license regime. Latin America banana exporters and the United States long have complained that the EU’s banana trading system favored African, Caribbean and Pacific countries (“ACP”) in violation of global trade rules. From January 1, 2006, the quotas controlling import volumes of “third country” (almost exclusively Latin American) bananas coming into the EU have been eliminated. Importers are now required to pay a 176 euros per ton tariff and a small guarantee of 15 euros per ton. Import licenses have been eliminated, but an import certificate is still required. The EU agreed to retain a duty-free quota of 775,000 tons per annum for bananas from ACP countries. Until March 2006, import licenses for ACP countries were issued according to historical trading patterns. From that date however, 60% of the ACP banana quotas were imported under the first-come first-served system and 40% under the license system based on historical reference. From January 1, 2007, the ACP banana import license quota system was further adjusted to 81% of the ACP banana quotas to be imported under the first-come, first-served system and 19% under the license system based on historical reference. In December 2007, most of the ACP countries, including Cameroon signed a bilateral agreement with the EU which allows bananas duty free access to the EU market without any quantitative limitation commencing on January 1, 2008.

Environmental Matters

The management, use and disposal of some chemicals and pesticides are an inherent aspect of our production operations. These activities and other aspects of production are subject to various environmental laws and regulations, depending upon the country of operation. In addition, in some countries of operation, environmental laws can require the investigation and, if necessary, remediation of contamination related to past or current operations. We are not a party to any dispute or legal proceeding relating to environmental matters where we believe that the risk associated with the dispute or legal proceeding would be material, except as described below in connection with the Kunia Well Site and under “Legal Proceedings.”

On May 10, 1993, the EPA identified a certain site at our plantation in Hawaii for potential listing on the National Priorities List under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended. See “Legal Proceedings—Kunia Well Site.”

COMPETITION

We compete based on a variety of factors, including the appearance, taste, size, shelf life and overall quality of our fresh produce, price and distribution terms, the timeliness of our deliveries to customers and the availability of our produce items. The fresh produce business is highly competitive, and the effect of competition is intensified because our products are perishable. Competition in the sale of bananas, pineapples, melons and the other fresh fruit and vegetables that we sell comes from competing producers and distributors. Our sales are also affected by the availability of seasonal and alternative produce. While historically our main competitors have been multinational banana and pineapple producers, our significantly increased product offering in recent years has resulted in additional competition from a variety of companies. These companies include local and regional producers and distributors in each of our fresh produce and fresh-cut product categories.

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

The fresh-cut produce market is highly fragmented, and we compete with a wide variety of local and regional distributors of branded and unbranded fresh-cut produce and, in the case of certain fresh-cut vegetables, a small number of large, branded producers and distributors. In this market, however, we believe that our principal competitive challenge is to capitalize on the growing trend of retail chains and independent grocers to outsource their own on-premises fresh-cut operations. We believe that our sales strategy, which emphasizes not only our existing sources of fresh produce, but also a full range of value-added services, food safety standards and national distribution, positions us to gain an increasing share of this market.

The processed fruit and beverage markets are mature markets characterized by high levels of competition and consumer awareness. Consumer choices are driven by price and or quality. Large retailers with their buyers own label (“BOL”) products appeal to price conscious consumers while brand names are the key differentiator for quality-focused consumers. In the processed food and beverage markets in Europe, Africa and the Middle East, we compete with various local producers, large retailers with their BOL, as well as with large international branded companies. It is in the branded section that our processed foods products, specifically ambient juices and juice drinks in the United Kingdom and canned fruit and pineapple in many European countries, hold a leading position in the markets. The mature state of the market in Western Europe, together with the strength and sophistication of the large retailers explain the increasing presence of BOL products in many food categories. In the past few years we have faced increased competitive pressure specifically in the U.K. market for branded processed food and beverage products and at the same time our marketing and distribution costs in these markets have increased. In order to reduce costs and increase our competiveness in the processed food business, during 2007, we implemented a new strategy in certain key European markets consisting of utilizing exclusive distributors to perform product distribution and sales and marketing activities. Under these agreements, the sales, warehousing, logistics, marketing and promotion functions are all performed by the distributor. We believe that this strategy, taking advantage of lower cost and established marketing and distribution networks, will enable us to significantly reduce costs and increase our competiveness in these mature markets.

Organizational Structure

We are organized under the laws of the Cayman Islands and, as set forth in our Amended and Restated Memorandum of Association, we are a holding company for the various subsidiaries that conduct our business on a worldwide basis. Our significant subsidiaries, all of which are wholly owned, are:

Subsidiary	Country of Incorporation
Corporación de Desarrollo Agrícola Del Monte S.A.	Costa Rica
Compañía de Desarrollo Bananero de Guatemala, S.A.	Guatemala
Del Monte Fresh Produce Brasil Ltda.	Brazil
Del Monte Fresh Produce (Chile) S.A.	Chile
Del Monte Fresh Produce International Inc.	Liberia
Del Monte Fresh Produce N.A., Inc.	USA
Del Monte Fresh Produce (UK) Ltd.	U.K.
Fresh Del Monte Ship Holdings Ltd.	Cayman Islands
Fresh Del Monte Japan Company Ltd.	Japan
Del Monte (Germany) GmbH	Germany
Del Monte Fresh Produce (Korea) Ltd.	Korea
Del Monte Europe Ltd.	U.K.
Del Monte Kenya Ltd.	Kenya
Del Monte Hellas S.A.	Greece
Del Monte Foods (U.A.E.) FZE	United Arab Emirates
National Poultry PLC	Jordan
Del Monte South Africa (Proprietary) Ltd.	South Africa

Property, Plant and Equipment

The following table summarizes the plantation acreage under production that are owned or leased by us and the principal products grown on such plantations by location as of the end of 2007:

	Acres Under Production
Location	Acres Owned	Acres Leased	Products
Costa Rica	23,200	3,900	Bananas, Pineapples
Guatemala	7,900	6,900	Bananas, Melons
Brazil	11,800	—	Bananas, Melons, Pineapples
Chile	7,200	800	Non-Tropical Fruit
Kenya	—	9,200	Pineapples
Philippines	100	8,900	Bananas, Pineapples
Contiguous United States	—	4,300	Melons

We also lease land in Argentina on a seasonal basis for our grain operations. Our significant properties include the following:

North America

We operate a total of 24 distribution centers in the United States, of which nine are also fresh-cut facilities. We own seven of our distribution centers, including a 200,000 square foot distribution center in Dallas, Texas, a distribution center in Plant City, Florida and a repack facility in Winder, Georgia. The remaining 15 distribution centers are leased from third parties. All of our distribution centers have ripening capabilities and/or other value-added services. Also included are two stand-alone fresh-cut facilities that we own in Kankakee, Illinois and Portland, Oregon. In addition, we lease four port facilities which include cold storage capabilities.

Europe

We operate four distribution centers, mostly under leases from third parties, in the United Kingdom and own one and lease two distribution centers in Germany, where our products are distributed to leading retail chains. We also own and operate two fresh-cut facilities in the U.K. In Poland, we operate two distribution centers that are leased from third parties and include ripening facilities and other value added services. We own and operate a production facility for ambient juices and juice drinks in Kings Lynn, U.K. and a production facility for prepared fruit and vegetables, tomato products and snacks in Larissa, Greece. As part of our restructuring program of the processed foods business in Europe, a production facility in San Felice, Italy was closed during the third quarter of 2006 and the beverage production facility in the U.K. is scheduled to be closed during the first quarter of 2008.

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

South America

We own and operate a distribution center in Buenos Aires, Argentina. We also own and operate grain silos in Argentina. In Uruguay, we own approximately 9,600 acres of which 7,400 acres contain a citrus plantation that is leased to a third party on a five year basis.

Africa

We own and operate a warehouse and cannery in Thika, Kenya. In Tulbagh, South Africa we own and operate a production facility for prepared non-tropical fruit. The total amount of land owned in South Africa is approximately 700 acres. The warehouse and administrative office in Firgrove, South Africa was closed during the fourth quarter of 2006 and sold in 2007.

Middle East

In Jordan, we own a poultry farm, a grain mill and a poultry processing plant. In addition, during the third quarter of 2007, we opened a new meat processing plant. We also own a combined distribution/manufacturing center in Dubai, UAE, that opened during the first quarter of 2007. This state of the art facility includes banana ripening and cold storage facilities, fresh-cut fruit and vegetable and fresh juice manufacturing operations. In addition, we operate a distribution center under an operating lease from a third party in Abu-Dhabi, UAE that includes banana ripening and cold storage facilities.

Maritime and Other Equipment (including Containers)

We own a fleet of 21 and currently charter another nine refrigerated vessels. In addition, we own or lease other related equipment including approximately 4,100 refrigerated container units and 160 trucks and refrigerated trailers used to transport our fresh produce in the U.S.

Other Properties

We own our U.S. executive headquarters building in Coral Gables, Florida, our Central America regional headquarters building in San Jose, Costa Rica and our South America regional headquarters building in Santiago, Chile. We own our office space in Guatemala City, Guatemala and Amman, Jordan. Our remaining office space in North America, Europe, Asia, Central and South America is principally leased from third parties.

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

Principal capital expenditures planned for 2008 consist of approximately $120.0 million principally for expansion of our distribution and manufacturing facilities in the Middle East and expansion of our production facilities in the Philippines, Central and South America and Kenya. We expect to fund our capital expenditures in 2008 through operating cash flows and borrowings under our credit facility.

Item 4A.	Unresolved Staff Comments

There are no unresolved SEC staff comments regarding our periodic reports.

Item 5.	Operating and Financial Review and Prospects

Item 5A.	Operating Results

Overview

We are one of the world’s leading vertically integrated producers, marketers and distributors of high-quality fresh and fresh-cut fruit and vegetables, as well as a leading producer and marketer of prepared fruit and vegetables, juices, beverages and snacks in Europe, Africa and the Middle East. We market our products worldwide under the DEL MONTE® brand, a symbol of product innovation, quality, freshness and reliability since 1892. Our global sourcing and logistics system allows us to provide regular delivery of consistently high quality produce and value-added services to our customers. Our major producing operations are located in North, Central and South America, Asia and Africa. Production operations are aggregated on the basis of our products; bananas, other fresh produce, prepared foods and other products and services. Other fresh produce includes pineapples, melons, tomatoes, non-tropical fruit (including grapes, apples, pears, peaches, plums, nectarines, apricots, avocados, and kiwis), fresh-cut produce and other fruit and vegetables. Prepared foods include prepared fruit and vegetables, juices, beverages and snacks. Other products and services includes a third-party ocean freight business, a plastic product and box manufacturing business, a poultry business and a grain business.

Strategy

Our strategy is focused on a combination of maximizing revenues from our existing infrastructure, entering new markets and strict cost control initiatives. We expect sales growth of fresh produce in key markets by increasing sales volume and per unit sales prices as permitted by market conditions. At the same time we plan to increase our investment in growth markets such as the Middle East by adding distribution facilities and expanding our value-added services. We plan to increase output in our Dubai fresh-cut facility and expand the processed meat product offerings from our new Jordan meat plant into other regional markets. In addition, we also plan to increase our presence in new markets with additional sales of fresh produce and processed food products.

Net Sales

Our net sales are affected by numerous factors including the balance between the supply of and demand for our produce and competition from other fresh produce companies. Our net sales are also dependent on our ability to supply a consistent volume and quality of fresh produce to the markets we serve. For example, seasonal variations in demand for bananas as a result of increased supply and competition from other fruit are reflected in the seasonal fluctuations in banana prices, with the first six months of each year generally exhibiting stronger demand and higher prices, except in those years where an excess supply exists. During 2007, banana supplies stabilized resulting in an 11% improvement in worldwide per unit sales prices. Also contributing to this increase in banana per unit sales prices was the stronger euro and the British pound as compared to the U.S. dollar. In the processed foods business, we generally realize the largest portion of our net sales and gross profit in the third and fourth quarters of the year. As a result of a short supply of industry volumes of canned pineapples during 2007, we experienced a 9% increase in per unit sales prices.

Since our financial reporting currency is the U.S. dollar, our net sales are significantly affected by fluctuations in the value of the currency in which we conduct our sales versus the dollar, with a weak dollar versus such currencies resulting in increased net sales in dollar terms. Including the effect of our foreign currency hedges, net sales for 2007 were positively impacted by approximately $69.0 million, as compared to 2006, principally as a result of a stronger euro and the British pound versus the U.S. dollar.

Our net sales growth in recent years has been achieved primarily through increased sales volume in existing markets of other fresh produce, primarily pineapples, melons and non-tropical fruit, and favorable pricing on our “Del Monte Gold®Extra Sweet” pineapple. Also contributing to our sales growth has been the new products that resulted from prior acquisitions including tomatoes and prepared food combined with expansion of value-added services such as banana ripening. Our net sales growth in recent years is also attributable to a broadening of our product line with the expansion of our fresh-cut produce business and our expansions into new markets. We expect our net sales growth to continue to be driven by increased sales volumes in our banana, other fresh produce and the prepared food segments. In Europe, Africa and the Middle East we expect our net sales to increase due to increased sales of fresh fruit and prepared food product offerings. Specifically, we expect to increase our sales in the Middle East by developing new products in the fresh and prepared food product lines and by expanding our distribution networks and providing value added services in these expanding markets. We also expect our net sales of Del Monte Gold® Extra Sweet pineapple in 2008, to approximate last year’s levels.

Cost of Products Sold

Cost of products sold is principally composed of two elements, product and logistics costs. Product cost for our produce is primarily composed of cultivation (the cost of growing crops), harvesting, packaging, labor, depreciation and farm administration. Product cost for produce obtained from independent growers is composed of produce and packaging costs. Logistics costs include land and sea transportation and expenses related to port facilities and distribution centers. Sea transportation cost is the most significant component of logistics costs and is comprised of the cost of vessel operating expenses and chartering refrigerated vessels. Vessel operating expenses for our owned vessels include operations, maintenance, depreciation, insurance, fuel, the cost of which is subject to commodity price fluctuations, and port charges. For chartered vessels, operating expenses include the cost of chartering the vessels, fuel and port charges. Variations in containerboard prices, which affect the cost of boxes and other packaging materials, and fuel prices, can have a significant impact on our product cost and our profit margins. Containerboard, plastic, resin and fuel prices have historically been volatile. Fuel prices increased by 41% and containerboard prices increased slightly in 2005 as compared to 2004. During 2006, fuel costs increased an additional 21% and containerboard prices increased by 17% and during 2007 the cost of fuel further increased by 17% and containerboard increased slightly as compared with 2006. This increase in containerboard and fuel prices has added approximately $17.0 million to our cost of products sold in 2007 as compared to 2006.

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

Since our financial reporting currency is the U.S. dollar, our costs are affected by fluctuations in the value of the currency in which we have significant operations versus the dollar, with a weak dollar versus those currencies resulting in increased costs. During 2007, cost of product sold was negatively impacted by approximately $19.0 million as a result of a weaker U.S. dollar versus the various currencies in which we have significant operations.

Asset Impairment and Other Charges

Asset impairment and other charges were $12.5 million in 2007 as compared with $105.3 million in 2006, a decrease of $92.8 million. In 2007, we recorded asset impairment charges totaling $15.5 million related to exit activities in the prepared food and other fresh produce segments principally in Europe and South America. In addition, as a result of the decision to exit all production activities in Hawaii in 2006, we recorded a net gain of $4.5 million during 2007 related to the other fresh produce segment. This net gain consists principally of a curtailment gain related to the U.S. based post-retirement health plan partially offset by additional severance and other exit activity charges. Also included in asset impairment and other charges in 2007, were other charges of $1.5 million principally related to exit activities in the prepared food segment in Europe.

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

Interest Expense

Interest expense consists primarily of interest on borrowings under working capital facilities that we maintain and interest on other long-term debt primarily for capital lease obligations. In 2007, our average outstanding debt level decreased slightly, which, combined with higher interest rates, resulted in higher interest expense. In 2008, we expect lower interest expense as a result of repayments of $117.1 million of long-term debt that occurred during November 2007 due to the issuance of 4,222,000 of our ordinary shares as well as repayments using our cash flow from operations and lower interest rates.

Other Income (Expense), Net

Other income (expense), net, primarily consists of equity gains and losses in unconsolidated companies, together with currency exchange gains or losses and other miscellaneous income and expense items such as insurance recoveries and gain and losses from sales of investments and property, plant and equipment. During 2007, principally as a result of our disposal of non-productive assets, we recorded gains of $17.4 million from sales of property plant and equipment. In addition, during 2007, we recorded currency exchange gains of $14.9 million that resulted from favorable exchange rate movements in the euro, British pound and other currencies versus the U.S. dollar.

Provision for (Benefit from) Income Taxes

Income taxes consist of the consolidation of the tax provisions, computed on a separate entity basis, in each country in which we have operations. Since we are a non-U.S. company with substantial operations outside the United States, a substantial portion of our results of operations is not subject to U.S. taxation. Many of the countries in which we operate have favorable tax rates. We are subject to U.S. taxation on our distribution and fresh-cut operations in the United States. From time to time, tax authorities in various jurisdictions in which we operate audit our tax returns and review our business structures and positions and there are audits presently pending in various countries. There can be no assurance that any tax audits, or changes in existing tax laws or interpretations in countries in which we operate, will not result in an increased effective tax rate for us. We have established tax accruals for uncertain tax positions including those relating to various tax audits currently in process. The amount of income taxes due as a result of the eventual outcome of these audits may differ from the amount of estimated tax accruals.

Results of Operations

The following table presents, for each of the periods indicated, certain income statement data expressed as a percentage of net sales:

	Years ended
		As adjusted (1)
	December 28, 2007	December 29, 2006	December 30, 2005

Statement of Income Data:
Net sales	100.0%	100.0%	100.0%
Gross profit	10.8	5.9	9.7
Selling, general and administrative expenses	5.3	6.3	5.9
Operating income (loss)	5.2	(3.7)	3.7
Interest expense	0.8	0.8	0.5
Net income (loss)	5.3	(4.4)	3.4

(1)	Reflects retrospective application of FSP AUG AIR-1 to the years ended December 29, 2006 and December 30, 2005.

The following tables present for each of the periods indicated (i) net sales by geographic region, (ii) net sales by product category and (iii) gross profit (loss) by product category, and in each case, the percentage of the total represented thereby:

	Years ended
	December 28, 2007		December 29, 2006		December 30, 2005
	(U.S. dollars in millions)
Net sales by geographic region:
North America	$1,530.2	45%	$1,574.1	49%	$1,579.6	48%
Europe	1,113.6	33%	1,051.1	33%	1,143.5	35%
Asia	366.9	11%	355.4	11%	346.5	11%
Middle East	236.1	7%	133.6	4%	93.3	3%
Other	118.7	4%	100.1	3%	96.8	3%

Total	$3,365.5	100%	$3,214.3	100%	$3,259.7	100%

	Years ended
			As adjusted (1)
	December 28, 2007		December 29, 2006		December 30, 2005
	(U.S. dollars in millions)
Net sales by product category:
Bananas	$1,199.0	35%	$1,112.5	35%	$1,079.0	33%
Other fresh produce	1,614.9	48%	1,622.2	50%	1,680.9	52%
Prepared food	357.0	11%	308.6	10%	329.5	10%
Other products and services	194.6	6%	171.0	5%	170.3	5%

Total	$3,365.5	100%	$3,214.3	100%	$3,259.7	100%

Gross profit (loss) by product category:
Bananas	$61.0	17%	$18.5	10%	$37.5	12%
Other fresh produce	240.5	66%	167.7	89%	220.9	70%
Prepared food	47.3	13%	(10.4)	(6)%	45.9	15%
Other products and services	16.1	4%	13.6	7%	10.7	3%

Total	$364.9	100%	$189.4	100%	$315.0	100%

(1)	Reflects retrospective application of FSP AUG AIR-1 to the years ended December 29, 2006 and December 30, 2005.

2007 Compared with 2006

Net Sales

Net sales in 2007 were $3,365.5 million compared with $3,214.3 million in 2006. The increase in sales of $151.2 million was primarily attributable to higher net sales of bananas, prepared food and other products and services, partially offset by a slight decrease in net sales of other fresh produce. Net sales of bananas increased by $86.5 million primarily as a result of higher worldwide per unit sales prices, partially offset by lower sales volume principally in Asia. Net sales of prepared food increased $48.4 million primarily due to increased sales of canned pineapple, which resulted from a short supply of industry volumes. Also contributing to the increase in net sales of prepared food were higher net sales of canned deciduous fruit and industrial products. Net sales of other products and services increased $23.6 million primarily as a result of increased net sales volumes and per unit sales prices in the grain business and in the poultry business. Net sales of other fresh produce decreased $7.3 million principally due to lower net sales of potatoes, tomatoes and vegetables as a result of the rationalization of these product categories in the North American region initiated during 2006. Also contributing to the decrease in the other fresh produce segment was a reduction in net sales of fresh-cut fruit and vegetables as a result of product line rationalization and temporary labor shortages in the North America operations. Partially offsetting these decreases in net sales in the other fresh produce segment during 2007 were higher net sales of gold pineapples primarily due to favorable exchange rates and slightly higher sales volume in Europe and Asia and higher net sales of melons and avocados principally due to higher per unit sales prices in North America that resulted from favorable market conditions.

Including the effect of our foreign currency hedges, net sales were positively affected by a weaker dollar versus the euro and the British pound. The net effect of foreign exchange in 2007 compared with 2006 was an increase in net sales of approximately $69.0 million primarily attributed to the euro and to the British pound.

During 2007, one customer, Wal-Mart, Inc., accounted for approximately 15% of our total net sales. These sales are reported in our banana, other fresh produce and prepared food segments. No other customer accounted for 10% or more of our net sales. In 2007, the top ten customers accounted for approximately 36% of our net sales.

Cost of Products Sold

Cost of products sold was $3,000.6 million in 2007 compared with $3,024.9 million in 2006, a decrease of $24.3 million. This decrease in cost of products sold was primarily attributable to the Hawaii exit charge of $24.6 million and the charge of $16.6 million related to the Kenya canned pineapple product withdrawal and disposal program that were recorded during 2006 combined with reduced sales volume in 2007. Partially offsetting these decreases in cost of products sold during 2007 as compared with 2006 were higher fruit cost resulting from increased input prices, a 17% increase in vessel fuel prices combined with the negative impact of a weaker U.S. dollar. Included in cost of products sold in 2007 was $3.0 million of insurance proceeds related to the Kenya product withdrawal and disposal program that occurred in 2006.

Since our financial reporting currency is the U.S. dollar, our costs are affected by fluctuations in the value of the currency in which we have significant operations versus the dollar, with a weak dollar versus those currencies where we have production operations results in increased costs. During 2007, cost of products sold was negatively impacted by approximately $19.0 million as a result of a weaker U.S. dollar versus the various currencies in which we have significant production operations.

Gross Profit

Gross profit was $364.9 million in 2007 compared with $189.4 million in 2006, an increase of $175.5 million. The increase in gross profit was primarily attributable to higher gross profit on other fresh produce of $72.8 million, higher gross profit on prepared food of $57.7 million, higher gross profit on bananas of $42.5 million and higher gross profit on other products and services of $2.5 million. Gross profit on the other fresh produce segment increased principally due to the increase in gross profit on non-tropical fruit that resulted from improved market conditions combined with higher gross profit on fresh-cut fruit and vegetables and potatoes as a result of the rationalization and restructuring initiatives that were started during 2006 along with higher per unit selling prices. Also contributing to the increase in gross profit in 2007 was higher gross profit on gold pineapples as a result of a 7% increase in sales volume combined with cost savings that were implemented in 2006, primarily the closure of our Hawaii pineapple operations. The increase in gross profit on the other fresh produce segment also reflects the Hawaii exit activity charge of $24.6 million that was recorded in 2006. Gross profit on the prepared food segment increased principally due to higher per unit selling prices of canned pineapple products due to industry volumes in short supply and operational efficiencies resulting from 2006 restructuring activities combined with the absence of cost related to the Kenya canned pineapple product withdrawal and disposal program that was recorded in 2006. Also contributing to the increase in gross profit on the prepared food segment was an insurance recovery of $3.0 million received during 2007 related to the Kenya canned pineapple product withdrawal and disposal program.

Gross profit on bananas increased principally due to higher per unit selling prices in all regions partially offset by higher fruit costs as a result of increased input prices and higher ocean transportation costs that resulted principally from a 17% increase in fuel prices and higher vessel operating costs.

The increase in gross profit in the other products and services segment was primarily attributable to higher gross profit in our Argentina grain business that resulted from improved market conditions.

Selling, General and Administrative Expenses

Selling, general and administrative expenses decreased $24.8 million to $176.8 million in 2007 compared with $201.6 million in 2006. The decrease is primarily attributable to lower selling and marketing expenses in Europe combined with lower information technology and other administrative expenses. Selling, general and administrative expenses for the comparable prior period reflected a European marketing campaign that was not repeated during 2007. In addition, as a result of our decision to market our prepared food products through independent distributors in the U.K., Belgium and Italy during 2007, we closed our Belgium and Italy sales offices and significantly reduced our sales and marketing staff in our U.K. office which contributed to the reduction in selling, general and administrative expenses.

Asset Impairment and Other Charges

Asset impairment and other charges were $12.5 million in 2007 as compared with $105.3 million in 2006, a decrease of $92.8 million. In 2007, we recorded asset impairment charges totaling $15.5 million related to exit activities in the prepared food and other fresh produce segments principally in Europe and South America. In addition, as a result of the decision to exit all production activities in Hawaii in 2006, we recorded a net gain of $4.5 million during 2007 related to the other fresh produce segment. This net gain consists principally of a curtailment gain related to the U.S. based post-retirement health plan partially offset by additional severance and other exit activity charges. Also included in asset impairment and other charges in 2007, were $1.5 million principally related to exit activities in the prepared food segment in Europe as a result of our decision to market our prepared food products through independent distributors in certain European markets and to outsource the U.K. beverage production.

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

Operating Income (Loss)

Operating income in 2007 was $175.6 million compared with an operating loss of $117.5 million in 2006, an increase of $293.1 million. The improvement in operating income is attributable to higher gross profit, lower selling, general and administrative expenses and lower asset impairment and other charges.

Interest Expense

In 2007, our average outstanding debt level decreased slightly however due to higher interest rates, resulted in $0.8 million higher interest expense during 2007 as compared with 2006.

Other Income (Expense), Net

Other income (expense), net was $31.5 million in 2007 compared with $0.4 million in 2006. The increase of $31.1 million was principally due to gains on sale of property plant and equipment of $17.4 million combined with foreign exchange gains of $14.9 million and partially offset by increased equity losses from unconsolidated subsidiaries. The gain on sale of property plant and equipment is principally due to our disposal of non-performing assets combined with the sale of a refrigerated vessel and the insurance proceeds related to the accidental loss of another vessel. The foreign exchange gain resulted from favorable exchange rate movements in the euro, British pound and other currencies versus the U.S. dollar in locations where we have significant activities.

Provision for (Benefit from) Income Taxes

Provision for income taxes was $1.4 million in 2007 compared with a benefit of $0.5 million in 2006, a difference of $1.9 million. Provision for income taxes for 2007 includes benefits of $9.1 million primarily due to the reversal of uncertain tax positions for the settlement of tax audits, partially offset by increased taxable earnings in certain jurisdictions combined with additional accruals for uncertain tax positions. The majority of the losses incurred during 2006 did not result in taxable benefits due to the uncertainty of the utilization of these net operating losses against future taxable income.

2006 Compared with 2005

Net Sales

Net sales in 2006 were $3,214.3 million compared with $3,259.7 million in 2005. The decrease in net sales of $45.4 million was principally due to lower net sales of other fresh produce and prepared foods partially offset by higher sales of bananas. Net sales of other fresh produce decreased by $58.7 million as compared with 2005, principally due to lower net sales of vegetables, tomatoes, non-tropical fruit, fresh-cut fruit and vegetables and potatoes partially offset by higher net sales of melons and grapes. The decrease in net sales of vegetables, tomatoes, potatoes and non-tropical fruit was the result of the rationalization of our North America vegetable program, the planned sales volume reduction in underperforming products and lower supplies of avocados. The decrease in net sales of fresh-cut fruit and vegetables was the result of our decision to discontinue our fresh-cut salad operation in the U.K. during the second quarter of 2006. The increase in net sales of melons was due to higher per unit sales price and sales volumes. The increase in net sales of grapes was the result of increased sales volumes. The decrease in net sales of prepared food of $20.9 million was principally due to continued competitive pressure combined with lower sales of Kenya canned pineapple during the Christmas holiday due to limited supplies as a result of the product withdrawal program. Banana net sales increased by $33.5 million primarily due to higher per unit sales prices in Asia and higher sales volumes in Asia and North America, partially offset by lower per unit sales prices and sales volume in Europe.

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

Cost of Products Sold

Cost of products sold was $3,024.9 million in 2006 compared with $2,944.7 million in 2005, an increase of $80.2 million. Based on the closing of our Hawaii pineapple operations and as a result of changes in circumstances caused by the inefficiencies from employee turnover, reductions in forecasted production volume and a decline in market prices, an impairment of deferred growing crops of $24.6 million was recorded in cost of products sold during 2006. Additionally, as a result of low level contamination of the prepared food segment canned pineapple products from our Kenyan operation, a product withdrawal and disposal program was initiated during 2006 resulting in a charge of $16.6 million that was recorded in cost of products sold. Also recorded in cost of products sold during 2006 were $1.8 million of inventory write-offs attributed to the closure of our Italian prepared food segment juice plant. The remaining increase in cost of products sold of $36.6 million was primarily attributed to increased ocean freight and inland transportation which resulted from a 21% increase in fuel costs, increased vessel operating costs and higher fruit procurement and production costs. These higher costs may continue in the near term.

Gross Profit

Gross profit was $189.4 million in 2006 compared with $315.0 million in 2005, a decrease of $125.6 million. The decrease in gross profit was primarily attributable to lower gross profit on prepared food of $56.3 million, lower gross profit on other fresh produce of $53.2 million, and lower gross profit on bananas of $19.0 million, partially offset by increased gross profit on other products and services of $2.9 million. Gross profit on the prepared food segment decreased due to higher production costs combined with lower sales due to continued competitive pressure in the U.K. market in the canned fruit and shelf-stable juice product lines. Also contributing to the decrease in gross profit on the prepared food segment in 2006 was $16.6 million in charges related to the product recall and withdrawal program that resulted from low level contamination of our Kenya canned pineapple products and $1.8 million of inventory write-downs as a result of the shut-down of our Italy juice plant.

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

Operating Income (Loss)

Operating loss in 2006 was $117.5 million compared with an operating income of $121.0 million in 2005, a decrease of $238.5 million. The operating loss is primarily attributable to lower gross profit, increased asset impairment and other charges and higher selling, general and administrative expenses.

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

	Years ended
	December 28, 2007	As adjusted (1) December 29, 2006
Net sales:
First quarter	$836.0	$840.0
Second quarter	924.2	907.1
Third quarter	757.1	729.6
Fourth quarter	848.2	737.6

Total	$3,365.5	$3,214.3

Gross profit (loss):
First quarter	$99.1	$68.0
Second quarter	119.6	72.1
Third quarter	67.8	(8.1)
Fourth quarter	78.4	57.4

Total	$364.9	$189.4

(1)	Reflects retrospective application of FSP AUG AIR-1 to the periods ending December 29, 2006 and December 30, 2005.

Item 5B.	Liquidity and Capital Resources

Net cash provided by operating activities for 2007 was $152.5 million, an increase of $127.2 from 2006. The increase in cash provided by operating activities was primarily attributable to net income in 2007 compared with a net loss in 2006 partially offset by higher levels of trade accounts receivables that resulted principally from new business in the Middle East and increases in balances due to the decision to market our prepared food products through independent distributors in late 2007. Net cash provided by operating activities for 2006 was $25.3 million, a decrease of $84.7 million from 2005. The decrease in cash provided by operating activities was principally attributable to the net loss in 2006 combined with changes in other operating assets and liabilities.

Working capital was $491.2 million at December 28, 2007, compared with $436.7 million at December 29, 2006, an increase of $54.5 million. This increase in working capital is principally attributable to higher levels of trade accounts receivable that resulted from new business in the Middle East and increases in balances due from new processed food distributors primarily in the U.K., Belgium and Italy.

Net cash used in investing activities was $50.8 million for 2007, $84.3 million for 2006 and $78.1 million for 2005. Net cash used in investing activities for 2007 consisted primarily of capital expenditures of $81.4 million and an additional investment of $2.0 million in an unconsolidated subsidiary in Costa Rica, partially offset by $32.2 million of proceeds from sale of assets. Capital expenditures for 2007 consisted primarily of expansion of distribution and manufacturing facilities in the Middle East and expansion of production facilities in Kenya, Brazil and the Philippines. Proceeds from sale of assets principally consisted of disposals of non-performing assets in Europe, Africa and North America, combined with the sale of a refrigerated vessel and the insurance proceeds related to the accidental loss of another vessel.

Net cash used in investing activities for 2006 consisted primarily of capital expenditures of $102.1 million, partially offset by $17.8 million of proceeds from sale of assets. Capital expenditures for 2006 consisted primarily of new distribution and manufacturing facilities in the Middle East and expansion of production operations in the Philippines, South America and Africa. Proceeds from sale of assets consisted primarily of the sale of the fresh-cut salad operations in the U.K. and a potato repack facility in the U.S.

Net cash provided by investing activities for 2005 consisted principally of capital expenditures of $81.1 million partially offset by proceeds from sale of assets of $3.7 million. Capital expenditures in 2005 consisted primarily of expansion of production operations in South America, the Philippines, Africa and the Middle East and for information technology initiatives.

Net cash used in financing activities of $111.5 million for 2007 was principally attributable to net repayment of long-term debt of $242.3 million partially offset by $117.5 million of proceeds from the issuance of our ordinary shares and $13.3 million from stock options exercised. During November 2007, we sold 4,222,000 of our ordinary shares in a public offering. The net proceeds from the issuance of our ordinary shares were primarily used for repayments of long-term debt.

Net cash provided by financing activities of $73.9 million for 2006 was principally attributable to net borrowing of long-term debt of $108.3 million partially offset by $28.9 million of payments of dividends and $5.8 million of purchases of treasury shares.

Net cash used in financing activities of $51.0 million for 2005 was principally attributable to payment of cash dividends of $46.3 million combined with net repayment of long-term debt of $8.3 million, partially offset by proceeds from stock options exercised of $3.6 million.

In recent years, we have financed our working capital and other liquidity requirements primarily through cash from operations and borrowings under our credit facility. We have a credit facility administered by Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A., “Rabobank Nederland,” New York Branch, which we refer to as Rabobank. Our obligations under the credit facility are guaranteed by certain of our subsidiaries. On March 21, 2003, Fresh Del Monte and certain wholly-owned subsidiaries entered into a $400.0 million, four-year syndicated revolving credit facility (collectively the “Credit Facility”), with Rabobank Nederland, New York Branch, as administrative agent. On November 9, 2004, the Credit Facility was amended to increase the total revolving commitment to $600.0 million, to add a term loan commitment of up to $400.0 million, to extend its maturity to November 10, 2009 and to increase the letter of credit facility to $100.0 million. On February 14, 2006, the Credit Facility was amended to increase the allowable repurchase by Fresh Del Monte of its ordinary shares in an aggregate amount not to exceed $300.0 million.

On May 10, 2006, the Credit Facility was modified to amend certain financial covenants, and we borrowed $150.0 million of the available $400.0 million term loan commitment (the “Term Loan”) and used the proceeds to repay a portion of the revolving facility. The Term Loan is a five-year amortizing loan with quarterly payments of principal and interest. The Term Loan matures on May 10, 2011. The interest rate on the Term Loan (5.88% at December 28, 2007) is based on a spread over the London Interbank Offer Rate (“LIBOR”). On December 27, 2006 the Credit Facility was further amended to modify the applicable ratios used to determine margins for advances and to amend certain financial covenants.

The Credit Facility is collateralized directly or indirectly by substantially all of our assets and is guaranteed by certain of our subsidiaries. The Credit Facility permits borrowings with an interest rate (5.96% at December 28, 2007), depending on our leverage ratio, based on a spread over LIBOR. At December 28, 2007, there was $208.7 million outstanding under the Credit Facility.

The Credit Facility requires us to be in compliance with various financial and other covenants and limits the amount of future dividends and capital expenditures. As of December 28, 2007, we were in compliance with all of the financial and other covenants contained in the Credit Facility.

At December 28, 2007, we had $518.7 million available under committed working capital facilities, primarily under the Credit Facility. The Credit Facility also includes a swing line facility and a letter of credit facility. At December 28, 2007, we applied $18.2 million to the letter of credit facility, comprised primarily of certain contingent obligations and other governmental agencies guarantees.

As of December 28, 2007, we had $238.6 million of long-term debt and capital lease obligations, including the current portions, consisting of $208.7 million outstanding under the Credit Facility, $15.5 million of capital lease obligations and $14.4 million of other long-term debt and notes payable.

As of December 28, 2007, we had cash and cash equivalents of $30.2 million.

We expect to pay approximately $6.4 million during 2008 in termination benefits and contractual obligations primarily related to the closure of our Hawaii pineapple and U.K. beverage production operations and the transition to exclusive distributors for processed food in the U.K., Italy and Belgium. We also expect to pay $0.6 million in 2009 related to Hawaii exit activities. These cash outlays will be funded from operating cash flows and available borrowings under our Credit Facility.

Principal capital expenditures planned for 2008 consist of $120.0 million for the expansion of our distribution and manufacturing facilities in the Middle East and expansion of our production facilities in the Philippines, Central and South America and Kenya. We expect to fund our capital expenditures in 2008 through operating cash flows and borrowings under our credit facility. We generated cash from operations of $152.5 million in 2007 and had $518.7 million available under our Credit Facility as of December 28, 2007. Based on our operating plan and borrowing capacity of our Credit Facility, we believe we have sufficient cash to meet our obligations in 2008.

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

Growing Crops

Expenditures on pineapple, melon and non-tropical fruit, including grapes, growing crops are valued at the lower of cost or market and are deferred and charged to cost of products sold when the related crop is harvested and sold. The deferred growing costs consist primarily of land preparation, cultivation, irrigation and fertilization costs. The deferred growing crop calculation is dependent on an estimate of harvest yields and future crop expenditures. If there is an unexpected decrease in estimated harvest yields, a write-down of deferred growing costs may be required. During 2007, there were no impairment of deferred growing crops. During 2006, based on the closing of our Hawaii pineapple operations and as a result of changes in circumstances caused by the inefficiencies from employee turnover, reductions in forecasted production volume and a decline in market prices, an impairment of deferred growing crops of $24.6 million was recorded in cost of products sold.

Stock Based Compensation

Effective December 31, 2005 (the first day of our 2006 year), we adopted Statement of Financial Accounting Standards No.123 (revised 2004), “Share-Based Payments” (“SFAS 123R”). Our share-based payments are composed entirely of stock-based compensation expense as all equity awards granted to employees and members of our Board of Directors, each of whom meets the definition of an employee under the provisions of SFAS 123R, are stock options. We adopted SFAS 123R using the modified prospective basis. Under this method, compensation costs recognized beginning December 31, 2005 included costs related to 1) all share-based payments granted prior to but not yet vested as of December 31, 2005, based on previously estimated grant-date fair values and 2) all share-based payments granted subsequent to December 30, 2005 based on the grant-date fair value estimated in accordance with the provisions of SFAS 123R. We have continued to use the Black-Scholes option pricing model to estimate the fair value of stock options granted subsequent to the date of adoption of SFAS 123R.

Stock-based compensation expense related to stock options for the year ended December 28, 2007, included in the determination of income before provision for income taxes and net income, totaled $5.6 million on the straight-line, single award basis, or $0.10 per diluted share, respectively, and are included in the accompanying consolidated statement of operations for the year ended December 28, 2007 in selling, general and administrative expenses. We are in a net operating loss position in the relevant jurisdictions. Therefore, for the year ended 2007, deferred tax assets related to stock-based compensation expense have been fully reserved and there was no reduction in taxes currently payable or related effect on cash flows as the result of excess tax benefits from stock options exercised in these periods. The amount of cash received from the exercise of stock options was $13.3 million for the year ended December 28, 2007. As of December 28, 2007, the total remaining unrecognized compensation costs related to non-vested stock options amounted to $8.7 million, which will be amortized over the weighted-average remaining requisite service period of 2.2 years.

Goodwill and Indefinite-Lived Intangible Assets

We assess goodwill for impairment with the assistance of an independent valuation firm on an annual basis on the first day of the fourth quarter of each year, or sooner if events indicate such a review is necessary. Based on this valuation, we have determined that there is no impairment of goodwill in 2007. In 2006, we determined that goodwill related to the Standard acquisition we completed in 2003 which products included tomatoes and other vegetables was impaired. Accordingly, a charge to the carrying value of goodwill in the amount of $12.5 million was recorded during the fourth quarter of 2006. As of December 28, 2007, we are not aware of any items or events that would cause us to further adjust the recorded value of goodwill for impairment. Potential impairment exists if the fair value of a reporting unit to which goodwill has been allocated, is less than the carrying value of the reporting unit. The amount of the impairment to recognize, if any, is calculated as the amount by which the carrying value of goodwill exceeds its implied value. Future changes in the estimates used to conduct the impairment review, including revenue projection, market values and changes in the discount rate used, could cause the analysis to indicate that our goodwill is impaired in subsequent periods and result in a write-off of a portion or all of goodwill. The discount rate used is based on independently calculated risks, our capital mix and an estimated market risk premium. The assumptions used in estimating revenue projections are consistent with those used in internal planning.

As part of the Del Monte Foods acquisition we acquired a perpetual, royalty-free license to use the DEL MONTE® brand for processed and/or canned food in more than 100 countries throughout Europe, Africa and the Middle East. Included in other non-current assets at December 28, 2007 is an indefinite-lived intangible asset of $74.6 million related to this license. This indefinite-lived intangible asset is not being amortized but is reviewed for impairment consistent with SFAS No. 142. Based on this review it was determined that there is no impairment of this indefinite-lived intangible asset in 2007. In 2006, the carrying value of this indefinitely-lived intangible asset was higher than the fair value and accordingly, an impairment charge of $8.9 million was recorded. This indefinitely-lived asset is highly sensitive to differences between estimated and actual cash flows and changes in the related discount rate used to evaluate the fair value of this asset. We estimate that, a 5% decrease in the expected future cash flows of this indefinite-lived intangible asset and a one-percentage point increase in the discount rate used would result in a further impairment loss of approximate $3.6 million related to this asset.

Impairment of Long-Lived Assets

We account for the impairment of long-lived assets in accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of” (“SFAS No. 144”). SFAS No. 144 requires write-downs to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amount. In 2005, based on the underutilization of a facility in North America related to the other fresh produce segment and as a result of damages sustained from Hurricane Katrina at the New Orleans distribution center, asset impairment charges of $3.1 million were recorded. In 2006, we recorded asset impairment charges of $56.4 million. These asset impairments consisted of the following: a) $21.7 million, as a result of continued operating losses due to underutilization of production facilities and machinery in Europe and Africa related to the prepared food segment; b) $17.4 million, as a result of continued operating losses combined with underutilization of facilities in Africa, Europe and the United States related to the other fresh produce and banana segments; c) $9.3 million, due to underutilized definite lived intangible assets in the North America transportation business related to the non-produce segment and in Europe related to the other fresh produce segment; and d) $8.0 million for the write-off of capitalized software costs in Europe and the United States due to discontinued usage. In 2007, we recorded asset impairment charges totaling $15.5 million related to exit activities in the prepared food and other fresh produce segments principally in Europe and South America.

In assessing potential impairment, we consider the operating performance and projected undiscounted cash flows of these assets. If the projected cash flows are estimated to be less than the assets’ carrying value, we may have to record additional impairment charges. The fair value of these assets is determined based on discounted future cash flows or independent appraisals from third parties.

Income Taxes

Deferred income taxes are recognized for the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year end, based on enacted tax laws and statutory tax rates applicable to the year in which the differences are expected to affect taxable income. Valuation allowances are established when it is deemed more likely than not that some portion or all of the deferred tax assets will not be realized. Our judgments regarding future profitability may change due to future market conditions and other factors. These changes, if any, may require adjustments to our deferred tax assets. We have established tax accruals for uncertain tax positions including those as a result of various tax audits currently in process. The amount of income taxes due as a result of the eventual outcome of these audits could differ from the amount of the estimated tax accruals.

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

Environmental Remediation Liabilities

Losses associated with environmental remediation obligations are accrued when such losses are probable and can be reasonably estimated. We have recorded provisions for the Kunia Well Site related to the expected environmental remediation. The related liability is based on the Record of Decision, which was issued by the EPA on September 25, 2003. Certain portions of the EPA’s estimates have been discounted using a 5% interest rate. Interest expense of $0.9 million was accrued during 2007. In 2004, we commenced certain remediation and further testing activities. At December 29, 2006 and December 28, 2007, the total liability for the Kunia Well Site was $22.3 million and $21.7 million, respectively. We expect to expend approximately $1.2 million in cash per year for the next five years. The ultimate amount of the cost for the expected environmental remediation of the Kunia Well Site is dependent on the actual cost. Actual remediation costs could significantly differ from our estimates.

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

Some of the research and development projects include:

•	the development of the “Del Monte Gold® Extra Sweet” pineapple and other pineapple and melon varieties; and

•	improved irrigation methods and soil preparation for melon planting.

Our total corporate research and development expenses were $3.1 million, $2.9 million and $2.9 million for 2007, 2006 and 2005, respectively, and are included in selling, general and administrative expenses.

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

As a result of the Del Monte Foods acquisition, we have a royalty-free perpetual license to use the DEL MONTE® trademark in connection with the production, manufacture, sale and distribution of prepared food and beverages in over 100 countries throughout Western, Eastern and Central Europe, Africa and the Middle East.

We also sell produce under several other brands for which we have obtained registered trademarks, including UTC®, Rosy®, Fruit Express®, Just Juice®, Fruitini® and other regional brands.

Item 5D.	Trend Information

Our net sales growth in recent years has been achieved primarily through increased sales volume in existing markets of other fresh produce, primarily pineapples, melons and non-tropical fruit. Also contributing to our sales growth has been the introduction of new products, including tomatoes and prepared food, combined with expansion of value-added services such as banana ripening and fresh-cut produce. Our net sales growth in recent years is also attributable to a broadening of our product line with the expansion of our fresh-cut produce business and our expansion into new markets. We expect our net sales growth to continue to be driven by increased sales volumes in our other fresh produce segment and the prepared food segment. In Europe, Africa and the Middle East, we expect increased sales of fresh fruit and prepared food product offerings. Specifically, we expect to increase our sales in the Middle East by developing new products in the fresh and prepared food product lines and by expanding our distribution networks and providing value-added services in these expanding markets. We also expect our global net sales of Del Monte Gold® Extra Sweet pineapple to approximate last year’s levels.

In the pineapple, grape and non-tropical fruit markets, we believe that the high degree of capital investment and cultivation expertise required, as well as the longer length of the growing cycle, makes it relatively difficult to enter the market. However, in recent years we have experienced an increase in competition with respect to our Del Monte Gold® Extra Sweet pineapple, which has affected our results. We expect these competitive pressures to continue in 2008.

In the EU, the banana import license system was replaced with a tariff-only banana import system effective January 1, 2006. This new tariff-only banana import regime established a tariff of 176 euros per ton for bananas imported from Latin American countries. The effect of this new tariff-only system on the European banana market initially resulted in increased supply to this market which in turn had the effect of reducing our per unit net sales prices. During 2007, this market stabilized and per unit net sales prices increased. We expect this market to remain stable during 2008.

Our costs are determined in large part by the prices of fuel and packaging materials, including containerboard, plastic, resin and tin plate. Any significant increase in the cost of these items could also materially and adversely affect our operating results. Other than the cost of our products (including packaging), sea and inland transportation costs represent the largest component of cost of products sold. Our average cost of fuel increased by 41% and containerboard increased slightly in 2005 as compared with 2004. During 2006, the cost of fuel increased an additional 21% and containerboard increased by 17%, as compared with 2005 and during 2007, the cost of fuel further increased by 17% and containerboard had a slight increase as compared with 2006. These increases in the cost of fuel and containerboard have negatively impacted our results of operations. In addition, we are subject to the volatility of the short-term charter vessel market because approximately 30% of our refrigerated vessels are chartered rather than owned. These charters are primarily short-term, typically for periods of one to three years. Charter rates have generally increased during 2006 and 2007 as compared with the relevant prior year and are expected to further increase during 2008. These higher operating costs may continue in the near term.

Item 5E.	Off-Balance Sheet Arrangements

Not applicable.

Item 5F.	Tabular Disclosure of Contractual Obligations

The following details information with respect to our contractual obligations as of December 28, 2007.

	(U.S. dollars in millions)
	Total	Less than 1 year	1 -3 years	3 -5 years	More than 5 years
Contractual obligations by period
Fruit purchase agreements	$2,749.3	$518.6	$718.9	$594.7	$917.1
Purchase obligations	285.8	129.4	93.9	31.5	31.0
Operating leases	130.1	23.6	40.3	26.3	39.9
Capital lease obligations (including interest)	16.9	6.1	8.3	2.5	—
Long-term debt	223.1	1.5	108.7	107.3	5.6

Totals	$3,405.2	$679.2	$970.1	$762.3	$993.6

The above table does not reflect accrued uncertain tax positions of $8.2 million (including interest and penalties). Of the $8.2 million, $5.1 million is expected to reverse within the next 12 months related to completion of foreign income tax audits and lapse of statute of limitations. The timing of the remaining $3.1 million is uncertain. See Note 12, “Income Taxes” in the Notes to the Consolidated Financial Statements for additional discussion on unrecognized tax benefits.

We have agreements to purchase the entire production of certain products of our independent growers in Costa Rica, Guatemala, Ecuador, Cameroon, Colombia, Chile, Brazil and the Philippines that meet our quality standards. Total purchases under these agreements amounted to $580.8 million, $575.3 million and $585.9 million for 2007, 2006 and 2005, respectively.

Item 6.	Directors, Senior Management and Employees

Directors and Senior Management

The names and positions of our directors and senior management, as of December 28, 2007, are as follows:

Name	Position	Current Position Held Since (1)
Mohammad Abu-Ghazaleh	Chairman of the Board, Director and Chief Executive Officer	December 20, 1996

Hani El-Naffy	President, Director and Chief Operating Officer	December 20, 1996

John F. Inserra (2)	Executive Vice President and Chief Financial Officer	December 7, 1994

Bruce A. Jordan	Senior Vice President, General Counsel and Secretary	September 3, 2002

Jean-Pierre Bartoli	Senior Vice President, Europe, Africa and Middle East	April 1, 1997

Emanuel Lazopoulos	Senior Vice President, North America Sales, Marketing and Product Management	June 16, 2005

Paul Rice	Senior Vice President, North America Operations	June 16, 2005

Jimenez Tenazas	Senior Vice President, Asia-Pacific	May 1, 2007

José Antonio Yock	Senior Vice President, Central America	July 20, 1994

José Luis Bendicho	Vice President, South America	March 30, 2000

Amir Abu-Ghazaleh	Director	December 20, 1996

Maher Abu-Ghazaleh	Director	December 20, 1996

Salvatore H. Alfiero	Director	December 6, 2002

Michael J. Berthelot	Director	May 3, 2006

Edward L. Boykin	Director	November 1, 1999

John H. Dalton	Director	May 11, 1999

Dr. Elias K. Hebeka	Director	November 30, 2007

(1)	Officers who held positions with us prior to December 20, 1996 held those positions with Fresh Del Monte Produce N.V.
(2)	On January 14, 2008, we announced that Mr. John F. Inserra plans to retire and will continue in his role until a transition to a qualified successor is completed.

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

Jean-Pierre Bartoli – Senior Vice President, Europe, Africa and Middle East. Mr. Bartoli has served as our Senior Vice President, Europe, Africa and Middle East since April 1997. Prior to that time, he served as our Financial Director for the European and African region from 1990 to 1997. Mr. Bartoli held various financial positions in our European operations from 1983 to 1990.

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

Paul Rice – Senior Vice President, North America Operations. Mr. Rice has served as our Senior Vice President, North America Operations since June 2005. Prior to that time, he served as Vice President Distribution Center/Repack & Fresh-Cut Operations from 2001 to 2005. Prior to that, he held various senior management positions within Fresh Del Monte from 1988 to 2001. Prior to Del Monte, Mr. Rice held various sales and procurement positions for Dole Food Company & Topco.

Jimenez Tenazas – Senior Vice President, Asia Pacific. Mr. Tenazas was appointed our Senior Vice President, Asia Pacific in May 2007. Prior to this appointment, he served as Vice President, Asia Pacific from 2006 through May 2007. From 1998 through May 2006, Mr. Tenazas served as Vice President, Deciduous & Citrus Operations in our North America Region. Before joining Del Monte, Mr. Tenazas served as the Chief Financial Officer for IAT Group, Inc. from 1996 to 1998 and Chief Financial Officer for Suma Fruit International from 1989 to 1996.

José Antonio Yock – Senior Vice President, Central America. Mr. Yock has served as our Senior Vice President, Central America since July 1994. Prior to that time, he was our Vice President-Finance for the Latin American region from 1992 to July 1994. Mr. Yock joined us in 1982 and has served in various financial management positions.

José Luis Bendicho – Vice President, South America. Mr. Bendicho has served as our Vice President, South America since March 2000. From September 1998 until March 2000, he served as our Finance Regional Finance Director in our South American Region. From 1997 through 1998, Mr. Bendicho served as our Manager of the Administration and Finance in our Chilean deciduous operations. Prior to 1997, Mr. Bendicho was Administration and Finance Manager for United Trading Company.

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

John H. Dalton – Director. Mr. Dalton has served as our Director since May 1999. He is the President of the Housing Policy Council of the Financial Services Roundtable. Formerly, he was President of IPG Photonics Corporation. He has held three presidential appointments. Mr. Dalton served as Secretary of the Navy from July 1993 through November 1998. He served as a member and Chairman of the Federal Home Loan Bank Board from December 1979 through July 1981. Mr. Dalton held the position of President of the Government National Mortgage Association of the U.S. Department of Housing and Urban Development from April 1977 through April 1979. Mr. Dalton is a member of the board of eSpeed, Inc., IPG Photonics Corporation, Northstar Financial Services, Limited and Washington First Bank.

Dr. Elias K. Hebeka – Director. Dr. Hebeka has served as our Director since November 2007. Dr. Hebeka has previously held various senior executive management and academia positions. At Revlon Inc. he served as President Worldwide Operations and Technical Affairs, Executive Vice President, Operations Worldwide, and Executive Vice President, Operations. Prior to joining Revlon, Dr. Hebeka was President and Chief Executive Officer of Liberty Science Center and he held various management positions with Warner Lambert Company for over 25 years. Prior to his business career, Dr. Hebeka served as a Professor at the University of Cairo. He currently serves as a Vice Chairman of the board of trustees with The American University in Cairo. Dr. Hebeka also serves on the boards of two non-profit organizations.

Mr. Mohammad Abu-Ghazaleh, Mr. Amir Abu-Ghazaleh and Mr. Maher Abu-Ghazaleh are brothers and, together with other members of the Abu-Ghazaleh family, are shareholders of IAT Group, Inc., our principal shareholder.

Compensation

The aggregate compensation expense with respect to services rendered by all directors and senior management of our Company as a group during 2007 was $6.9 million. In addition, there was $4.4 million in stock option compensation to the directors and senior management during 2007 as a result of stock option exercises. There is an agreement that provides for annual incentive payments equal to the sum of (i) 2% of the amount of our consolidated net income up to $20 million and (ii) 1.5% of the amount of our consolidated net income above $20 million. Starting in 2003 and subsequent years, aggregate compensation expense includes (i) an incentive payment made under a program providing for annual incentive payments of up to 150% of annual compensation based on earnings per share, return on equity and revenue growth and (ii) performance incentive payments providing for payment of up to 25% in 2003 and 30% in 2004 (and subsequent years thereafter) of annual compensation based on achievement of performance objectives.

In 2007, we contributed or accrued an aggregate of approximately $73,000 for the accounts of our executive officers under an incentive savings and security plan (the “Savings Plan”). The Savings Plan is a defined contribution pension plan that is qualified under Section 401(k) of the Internal Revenue Code of 1986. We make matching contributions for the accounts of participants in the Savings Plan generally equal to 50% of the contributions made by each such participant to the Savings Plan up to 6% of an employee’s compensation.

Board Practices

Our board of directors is divided into three classes, as nearly equal in number as possible, with one class being elected at each year’s annual general meeting of shareholders (“annual meeting”). Mr. Maher Abu-Ghazaleh, Mr. Michael J. Berthelot and Dr. Elias K. Hebeka are in the class of directors whose term expires at the 2008 annual meeting. Mr. Mohammad Abu-Ghazaleh, Mr. Hani El-Naffy and Mr. John H. Dalton are in a class of directors whose term expires at the 2009 annual meeting. Mr. Amir Abu-Ghazaleh, Mr. Edward L. Boykin and Mr. Salvatore H. Alfiero are in the class of directors whose term expires at the 2010 annual meeting. At each annual meeting, successors to the class of directors whose term expires at such meeting will be elected to serve for three-year terms and until their successors are elected and qualified.

Our board of directors has established a compensation committee and an audit committee whose members are comprised solely of directors independent of our management. The compensation committee reviews our general compensation structure, reviews and recommends the compensation and benefits of directors and the Chief Executive Officer, and recommends policies relating to our benefit plans. The audit committee oversees the engagement and evaluation of our independent auditors, reviews our accounting practices, internal financial and accounting controls, integrity of our financial statements and financial reporting process, compliance by our legal and regulatory requirements, evaluation of enterprise risk issues and other responsibilities as set forth in the audit committee charter. The audit committee members are Mr. Edward L. Boykin, committee Chairman (audit committee financial expert), Mr. John H. Dalton, Mr. Michael J. Berthelot and Dr. Elias K. Hebeka. The compensation committee members are Mr. Salvatore H. Alfiero, committee Chairman, Mr. Michael J. Berthelot and Mr. John H. Dalton. There are no contracts providing benefits upon termination to any director.

Employees

For the year 2007, on average we employed approximately 35,000 persons worldwide, substantially all of whom are year-round employees. Approximately 84% of these persons are employed in production locations, of which the majority, are unionized. We believe that our overall relationship with our employees and unions is satisfactory.

Share Ownership

Share Ownership of Directors and Senior Management

As of February 8, 2008, the aggregate number of our ordinary shares owned by our directors and senior management was 4,855,725. This number includes vested and exercisable options to purchase an aggregate of 687,600 ordinary shares under our Option Plans. Except as disclosed in Item 7 below, each director and member of senior management individually owns less than 1% of our outstanding ordinary shares (including for these purposes, ordinary shares subject to currently exercisable options to purchase ordinary shares).

Employee Stock Option and Incentive Plan

Adopted in October 1997, our 1997 Share Incentive Plan (the “1997 Plan”) provides for options to purchase an aggregate of 2,380,030 ordinary shares to be granted to non-employee directors and employees of our company who are largely responsible for the management, growth and protection of our business (“eligible persons”) in order to provide the eligible persons with incentives to continue with us and to attract personnel with experience and ability. On May 11, 1999, our shareholders approved and ratified, and our Board of Directors adopted, the 1999 Share Incentive Plan (the “1999 Plan”), which provides for options to purchase an aggregate of 2,000,000 ordinary shares to be granted to eligible persons. On May 1, 2002, the 1999 Plan was amended to increase the options to purchase ordinary shares to an aggregate of 4,000,000. On February 16, 2005, the Board of Directors approved an amendment to the 1999 Plan, which authorized an additional 2,000,000 shares increasing the aggregate ordinary shares to 6,000,000. In addition the aggregate number of options which may be granted to a single participant under the 1999 Plan increased by 1,000,000 to 2,000,000. Each option has an exercise price per share equal to the fair market value of an ordinary share on the grant date, and are usually exercisable with respect to 20% of the ordinary shares subject to the option on the date of grant and will become exercisable with respect to an additional 20% of the shares on each of the next four anniversaries of such date and will terminate ten years after the date of grant for the 1997 plan and the 1999 plan, respectively (unless earlier terminated under the terms of the 1997 and 1999 Plans).

The following table shows all options for ordinary shares outstanding as of February 8, 2008 under the 1997 and 1999 Plans:

Number of Options Outstanding	Exercise Price Per Share	Expiration Date
2,000	$9.28	November 2009
10,000	$5.95	April 2011
30,000	$22.01	December 2012
41,500	$19.76	February 2013
14,000	$25.83	February 2014
161,000	$23.82	April 2014
31,250	$32.28	February 2015
1,200,596	$29.84	April 2015
31,250	$19.76	March 2016
126,600	$18.31	May 2016
754,672	$15.78	August 2016
30,000	$30.59	November 2017
161,000	$23.97	May 2017
37,500	$17.35	February 2017

Item 7.	Major Shareholders and Related Party Transactions

Major Shareholders

In our Memorandum and Articles of Association, our authorized share capital consists of 200,000,000 ordinary shares having a par value of $0.01 per share, of which 62,720,916 shares were issued and outstanding as of February 8, 2008, and 50,000,000 preferred shares having a par value of $0.01 per share, none of which have been issued. Major shareholders do not have different voting rights than other shareholders.

The following table sets forth certain information as of February 8, 2008, with respect to each shareholder known to us to own more than 5% of our ordinary shares and with respect to the ownership of ordinary shares by all our directors and officers as a group. The information in the table has been calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934.

Person or Group	Number of Shares Owned	Percent of Class
IAT Group Inc. (1)(2)	16,998,924	27.1%
Sumaya Abu-Ghazaleh (2)(3)(5)	16,998,924	27.1%
Mohammad Abu-Ghazaleh (2)(4)(5)	19,393,829	30.9%
Oussama Abu-Ghazaleh (2)(4)(5)	17,782,163	28.4%
Maher Abu-Ghazaleh (2)(3)(5)	17,672,163	28.2%
Amir Abu-Ghazaleh (2)(3)(5)	18,058,305	28.8%
Fatima Abu-Ghazaleh (2)(3)(5)	16,998,924	27.1%
Nariman Abu-Ghazaleh (2)(3)(5)	16,998,924	27.1%
Maha Abu-Ghazaleh (2)(3)(5)	16,998,924	27.1%
Wafa Abu-Ghazaleh (2)(3)(5)	16,998,924	27.1%
Hanan Abu-Ghazaleh (2)(3)(5)	16,998,924	27.1%
All directors and officers as a group (17 persons) (6)	21,854,649	34.8%
FMR Corporation (7)	7,302,000	11.6%
Letko, Brosseau & Associates Inc. (9)	3,650,086	5.8%

(1)	The registered office address of IAT Group Inc. is c/o Walker, Walker House, Mary Street, P.O. Box 908 GT, George Town, Grand Cayman, Cayman Islands.
(2)	Sumaya Abu-Ghazaleh beneficially owns 12.5% of IAT Group Inc.’s outstanding voting equity securities, each of Mohammad Abu-Ghazaleh, Oussama Abu-Ghazaleh, Maher Abu-Ghazaleh and Amir Abu-Ghazaleh beneficially owns 20.2% of IAT Group Inc.’s outstanding voting equity securities, and each of Fatima Abu Ghazaleh, Nariman Abu-Ghazaleh, Maha Abu-Ghazaleh, Wafa Abu-Ghazaleh and Hanan Abu-Ghazaleh beneficially owns 1.34% of IAT Group Inc.’s outstanding voting equity securities. Individually, no Abu-Ghazaleh family member owns a controlling interest in IAT Group Inc.; however, because each of the IAT Group Inc. shareholders votes with other family members, the Abu-Ghazaleh family jointly controls IAT Group Inc. As a result, the individual Abu-Ghazaleh family members may be deemed to beneficially own the ordinary shares directly owned by IAT Group Inc. and to share voting and dispositive power with respect to the ordinary shares directly owned by IAT Group Inc. However, because no one individual Abu-Ghazaleh family member owns a controlling interest in IAT Group Inc., but rather the family members must act in concert to control IAT Group Inc., no individual Abu-Ghazaleh family member has the sole power to vote or to direct the voting of, the sole power to dispose or to direct the disposition of, any ordinary shares directly owned by IAT Group Inc.
(3)	The business address of Sumaya Abu-Ghazaleh, Maher Abu-Ghazaleh, Amir Abu-Ghazaleh, Fatima Abu Ghazaleh, Nariman Abu-Ghazaleh, Maha Abu-Ghazaleh, Wafa Abu-Ghazaleh, and Hanan Abu-Ghazaleh is c/o Ahmed Abu-Ghazaleh & Sons Co. Ltd., No. 18, Hamariya Fruit & Vegetable Market, Dubai, United Arab Emirates.
(4)	The business address of Mohammad Abu-Ghazaleh and Oussama Abu-Ghazaleh is c/o Del Monte Fresh Produce (Chile) S.A., Avenida Santa Maria 6330, Vitacura, Santiago, Chile.
(5)	Includes 16,998,924 ordinary shares owned directly by IAT Group Inc., which each of the named individuals may be deemed to beneficially own indirectly by virtue of their ownership interest in IAT Group Inc.
(6)	Includes (i) 16,998,924 shares owned directly by IAT Group Inc., which each of Mohammad Abu-Ghazaleh, Maher Abu-Ghazaleh and Amir Abu-Ghazaleh may be deemed to beneficially own indirectly by virtue of his ownership interest in IAT Group Inc., (ii) an aggregate of 4,166,125 shares owned directly by certain directors and officers and (iii) an aggregate of 689,600 ordinary shares subject to vested and currently exercisable options held by certain directors and officers.
(7)	The business address of FMR Corporation is 82 Devanshire Street, Boston, MA 02109.
(8)	The business address of Letko, Brosseau & Associates Inc. is 1800 Avenue McGill College, Montreal H3A 3J6 CA.

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

We purchase melons, pineapples and related services from unconsolidated subsidiaries in the ordinary course of business. These transactions were conducted at arms-length. In 2007, 2006 and 2005, purchases from these unconsolidated companies totaled $60.3 million, $60.8 million and $55.4 million, respectively.

Sales to Ahmed Abu-Ghazaleh & Sons Company (AAG) a related party through common ownership were $8.0 million, $62.0 million and $37.9 million in 2007, 2006 and 2005, respectively. On February 1, 2007, we ceased using AAG as distributors in U.A.E. and we began our own direct distribution. Based on a fairness opinion from an independent valuation firm, on June 28, 2007, we acquired certain assets of AAG for a purchase price of $3.1 million.

During 2005, we incurred expenses of $1.5 million for air transportation services for chartering of an aircraft that was indirectly owned by our Chief Executive Officer. The rates charged for these transportation services were comparable to the market rates charged to other unrelated companies for the use of a similar aircraft. There were no expenses incurred during 2007 and 2006 for air transportation services for chartering of an aircraft.

Jimenez Tenazas is our Senior Vice President of Asia-Pacific and an executive officer. We employ his wife, Marissa Tenazas, as our Vice President of Human Resources. We believe that Ms. Tenazas’ compensation is in line with similarly situated human resource executives.

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

Borrowers:	Fresh Del Monte Produce Inc.; Del Monte Fresh Produce International Inc.; Del Monte Fresh Produce N.A., Inc., Fresh Del Monte Ship Holdings Ltd.; Del Monte B.V.; Del Monte Fresh Produce (UK) Ltd.; Del Monte Foods International Ltd.; Del Monte International Inc.; and Del Monte Europe Ltd.

Lenders:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A., “Rabobank Nederland,” New York Branch (“Rabobank”); Nordea Bank Finland PLC, New York Branch; Wachovia Bank; Bank of America; Harris N.A.; ING Capital LLC; CoBank, ACB; JPMorganChase Bank; AGFirst Farm Credit Bank; SunTrust Bank N.A.; U.S. Bank N.A.; Farm Credit Services of America PCA; FCS Commercial Finance Group; Farm Credit West, PCA; First Farm Credit Services, PCA; Farm Credit Services of Mid America, PCA, Greenstone Farm Credit Services, ACA/FLCA; American AgCredit, PCA; and PCA Farm Credit Bank of Texas; US AgBank, FCB; Fortis Capital Corp.; LaSalle Bank; Regions Bank.

Agent:	Rabobank.

Facility:	$600 million revolving credit facility including a letter of credit facility of up to $100 million; a swing line facility of up to $15 million; a Hedge Agreement and foreign exchange contract facility; and an Incremental Term loan commitment of $400 million.

Purpose:	For general corporate purposes.

Guarantors:	Obligations under the facility are guaranteed by Fresh Del Monte Produce N.V.; Del Monte B.V.; Del Monte Fresh Produce (Asia-Pacific) Limited; Del Monte BVI Limited; Compañia de Desarrollo Bananero de Guatemala, S.A.; Del Monte Fresh Produce Company; FDM Holdings Limited; Corporación de Desarrollo Agricola Del Monte S.A.; Fresh Del Monte Produce (Canada), Inc.; Del Monte Fresh Produce (Southeast) Inc.; Del Monte Fresh Produce (West Coast), Inc.; Del Monte Fresh Produce (Texas), Inc.; Del Monte Fresh Produce (Kansas City) Inc.; Del Monte Fresh Packaged Produce (UK) Ltd.; Global Reefer Carriers, Ltd.; Wafer Limited; Del Monte Fresh Produce (Chile) S.A.; Fresh Del Monte Japan Company Ltd.; Del Monte Fresh Produce Brasil Ltda.; Del Monte Foods Northern Europe Ltd. and each Borrower.

Maturity Date:	Earlier of (i) November 10, 2009 or (ii) termination of the facility commitment pursuant to the Credit Facility.

Interest Rate:	Base Rate advances bear interest at the greater of (i) Rabobank’s base rate from time to time and (ii) 0.50% per annum above the Federal Funds Rate plus a spread that varies between 0.0% and 1.25%. LIBOR advances bear interest at a rate based on the Official BBA LIBOR fixings plus a spread that varies between 0.625% and 2.5%. The spread for LIBOR advances is determined quarterly based on the level of our leverage ratio at the end of each fiscal quarter along with the three immediately preceding fiscal quarters and was 0.750% as of December 28, 2007.

Commitment Fee:	Varies between 0.175% and 0.500% per annum on the average daily unused commitment, payable quarterly in arrears. The rate is determined quarterly based on the level of our leverage ratio.

Collateral:	The revolving credit facility is collateralized directly or indirectly by substantially all of our assets and our material subsidiaries.

Financial Covenants:	The following financial covenants apply to Fresh Del Monte and our subsidiaries:

Maximum Leverage Ratio. Maintenance of a ratio of Consolidated Total Debt to Consolidated EBITDA for each fiscal quarter along with the three immediately preceding completed fiscal quarters, of not more than 5.25 to 1.0 for quarters ended before and on March 2007; 4.5 to 1.0 for the quarter ended June 2007; 4.25 to 1.0 for the quarter ended September 2007 and 4.0 to 1.0 for the quarter ended December 2007 and 3.50 to 1.0 for the quarters ended on or after March 2008.

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

provided however, that, (i) so long as there is no continuing default under the Credit Facility as amended and no default would result, we may declare and pay dividends and distributions in cash solely out of and up to 70% of our net income (computed on a non-cumulative, consolidated basis in accordance with U.S. generally accepted accounting principles, or GAAP) for the year immediately preceding the year in which the dividend or distribution is paid; (ii) any subsidiary of a Borrower may declare and pay cash dividends to the Borrower and to any other wholly-owned subsidiary of a Borrower of which it is a direct or indirect subsidiary; (iii) any subsidiary that is not a wholly owned subsidiary may declare and pay cash dividends consistent with past practices; and (iv) we may repurchase our own Stock in an aggregate amount not to exceed $100,000,000, subsequently increased to $300,000,000 on February 16, 2006.

Legal Proceedings

DBCP Litigation

Beginning in December 1993, certain of our U.S. subsidiaries were named among the defendants in a number of actions in courts in Texas, Louisiana, Hawaii, California and the Philippines involving allegations by numerous non-U.S. plaintiffs that they were injured as a result of exposure to a nematocide containing the chemical dibromochloropropane (“DBCP”) during the period 1965 to 1990. As a result of a settlement entered into in December 1998, the remaining unresolved DBCP claims against our U.S. subsidiaries are pending in Hawaii, Louisiana and California.

In 1997, plaintiffs from Costa Rica and Guatemala named certain of our U.S. subsidiaries in a purported class action in Hawaii. The action was dismissed by a federal district court on grounds of forum non conveniens in favor of the courts of the plaintiffs’ home countries and the plaintiffs appealed this decision. On April 22, 2003, the U.S. Supreme Court affirmed the plaintiffs’ appeal of the dismissal, thereby remanding the action to the Hawaiian state court. On April 27, 2007, our U.S. subsidiaries named in the action that do not have ties to Hawaii filed a motion to dismiss for lack of personal jurisdiction, and plaintiffs voluntarily dismissed these subsidiaries from the action on June 28, 2007. Although the Hawaiian state court has set a trial date of February 2009, the plaintiffs have not conducted any discovery to date and have not moved to certify the case as a class action.

On November 15, 1999, one of our subsidiaries was served in two actions entitled, Godoy Rodriguez, et al. v. AMVAC Chemical Corp., et al. and Martinez Puerto, et al. v. AMVAC Chemical Corp., et al., in the 29th Judicial District Court for the Parish of St. Charles, Louisiana. These actions were removed to federal court, where they have been consolidated. As a result of the Supreme Court’s decision in the Hawaiian action, the district court remanded these actions to state court in Louisiana. At this time, it is not known how many of the approximately 315 remaining Godoy Rodriguez and Martinez Puerto plaintiffs are making claims against the Fresh Del Monte subsidiary.

On October 14, 2004, two of our subsidiaries were served with a complaint in an action styled Angel Abarca, et al. v. Dole Food Co., et al. filed in the Superior Court of the State of California for the County of Los Angeles on behalf of more than 2,600 Costa Rican banana workers who claim injury from exposure to DBCP. An initial review of the plaintiffs in the Abarca action found that a substantial number of the plaintiffs were claimants in prior DBCP actions in Texas and may have participated in the settlement of those actions. On January 11, 2008, defendants moved for summary judgment with respect to 1,329 plaintiffs who were parties to prior DBCP actions. Defendants intend to move to dismiss the claims of the remaining Abarca plaintiffs on grounds of forum non conveniens.

On April 25, 2005, two of our subsidiaries were served with a complaint styled Juan Jose Abrego, et. al. v. Dole Food Company, et al. filed in the Superior Court of the State of California for the County of Los Angeles on behalf of 955 Guatemalan residents who claim injury from exposure to DBCP. An initial review of the plaintiffs in the Abarca action found that a substantial number of the plaintiffs were claimants in prior DBCP actions and may have participated in the settlement of those actions. On January 14, 2008, defendants moved for summary judgment with respect to 206 plaintiffs who were parties to prior DBCP actions.

Former Shareholders Litigation

On December 30, 2002, we were served with a complaint filed on December 18, 2002 in the Circuit Court of the 11th Judicial Circuit in and for Miami-Dade County, Florida by seven Mexican individuals and corporations, who claim to have been former indirect shareholders of our predecessor. In addition to the complaint being filed against us, the complaint was also filed against certain of our current and former directors, officers and shareholders and that of our predecessor.

The complaint alleges that instead of proceeding with a prospective buyer who offered superior terms, the former chairman of our predecessor and majority shareholder, agreed to sell our predecessor to its current majority shareholder at a below market price as the result of commercial bribes allegedly paid by our current majority shareholder and Chief Executive Officer to our predecessor’s former chairman. The trial in the case commenced on October 30, 2006, and the jury rendered a verdict in our favor on November 17, 2006. The court followed with a final judgment in our favor on December 20, 2006. Plaintiffs filed a notice of appeal on January 19, 2007. The appeal remains pending.

Class Action Litigation

a. Pineapple Class Actions

On August 2, 2004, a consolidated complaint was filed against two of our subsidiaries in the United States District Court for the Southern District of New York. This consolidated action is brought as a putative class action on behalf of all direct and indirect purchasers of Del Monte Gold ® pineapples from March 1, 1996 through the present and merges four actions brought by fruit wholesalers and two actions brought by individual consumers. The consolidated complaint alleges claims for: (i) monopolization and attempted monopolization; (ii) restraint of trade; (iii) unfair and deceptive trade practices; and (iv) unjust enrichment. On May 27, 2005, our subsidiaries filed a motion to dismiss the indirect and direct purchasers’ claims for unjust enrichment. On June 29, 2005, plaintiffs filed a joint motion for class certification. On February 20, 2008, the Court denied plaintiffs’ motion for class certification of the indirect purchasers and only granted class certification of the direct purchasers’ claims for monopolization and attempted monopolization which was uncontested by our subsidiaries. Also on February 20, 2008, the Court granted the motion of our subsidiaries to dismiss the direct purchasers’ claims for unjust enrichment and denied as moot the motion to dismiss the indirect purchasers’ state law claims on the basis of the Court’s denial of plaintiffs’ motion for class certification of the indirect purchasers.

On March 5, 2004, an alleged individual consumer filed a putative class action complaint against our subsidiaries in the state court of Tennessee on behalf of consumers who purchased (other than for resale) Del Monte Gold ® pineapples in Tennessee from March 1, 1996 to May 6, 2003. The complaint alleges violations of the Tennessee Trade Practices Act and the Tennessee Consumer Protection Act. On February 18, 2005, our subsidiaries filed a motion to dismiss the complaint. On May 25, 2006, the court granted the motion in part, dismissing plaintiffs’ claim under the Tennessee Consumer Protection Act.

Between March 17, 2004 and March 18, 2004, three alleged individual consumers separately filed putative class action complaints against us and our subsidiaries in the state court of California on behalf of residents of California who purchased (other than for re-sale) Del Monte Gold ® pineapples between March 1, 1996 and May 6, 2003. On November 9, 2005, the three actions were consolidated under one amended complaint with a single claim for unfair competition in violation of the California Business and Professional Code.

On April 19, 2004, an alleged individual consumer filed a putative class action complaint against our subsidiaries in the state court of Florida on behalf of Florida residents who purchased (other than for re-sale) Del Monte Gold ® pineapples between March 1, 1996 and May 6, 2003. The only surviving claim under the amended complaint alleges violations of the Florida Deceptive and Unfair Trade Practices Act relating only to pineapples purchased since April 19, 2000. Our subsidiaries filed an answer to the remaining claim of the amended complaint on October 12, 2006.

On April 29, 2004, an alleged individual consumer filed a putative class action complaint against our subsidiaries in the state court of Arizona on behalf of residents of Arizona who purchased (other than for re-sale) Del Monte Gold ® pineapples between November 1997 and January 2003. The complaint alleges monopolization and attempted monopolization in violation of the Arizona Consumer Fraud Act, and unjust enrichment in violation of common law. On July 25, 2005, our subsidiaries filed a motion to dismiss the claim for violation of the Arizona Consumer Fraud Act which was granted by the state court on February 18, 2006. Our subsidiaries filed an answer to the remaining claims of the complaint on October 12, 2006.

On July 2, 2004, an alleged individual consumer filed a putative class action which was served on August 24, 2004 against our subsidiaries in the state court of Nevada on behalf of residents of Nevada who purchased (other than for re-sale) Del Monte Gold ® pineapples between November 1997 and January 2003. The complaint alleges restraint of trade in violation of Nevada statutes, common law monopolization and unjust enrichment. On April 11, 2006, the court granted in part the motion of our subsidiaries to dismiss the complaint dismissing the claims for common law monopolization, unjust enrichment and violation of Nevada’s Unfair Trade Practices Act in its application prior to July 1, 2001. Our subsidiaries filed an answer to the remaining claims of the amended complaint on June 30, 2006.

b. Banana Class Actions

Between July 25, 2005 and August 22, 2005, several plaintiffs served putative class action complaints against us, one of our subsidiaries and several other corporations all in the United States District Court for the Southern District of Florida on behalf of all direct purchasers of bananas. On November 30, 2005, the plaintiffs filed a consolidated complaint alleging that the defendants engaged in a continuing agreement, understanding and conspiracy to restrain trade by artificially raising, fixing and maintaining the prices of, and otherwise restricting the sale of, bananas in the United States in violation of Section 1 of the Sherman Act beginning May 1, 1999.

Additionally, between August 8, 2005 and November 10, 2005, Arizona, California, Minnesota, New York, Tennessee and Kansas residents filed two putative class action complaints against us, one of our subsidiaries and several other corporations in the United States District Court for the Southern District of Florida on behalf of all indirect purchasers of bananas in their respective states. On March 3, 2006, the plaintiffs filed a consolidated complaint alleging violations of numerous state antitrust, competition, and unjust enrichment statutes beginning May 1, 1999.

The cases on behalf of the direct purchasers have been consolidated in the U.S. District Court for the Southern District of Florida. The cases on behalf of the indirect purchasers were assigned to the same judge in the U.S. District Court for the Southern District of Florida.

On May 15, 2007, we reached an agreement with plaintiffs to settle the consolidated direct purchaser cases for a total aggregate payment to plaintiffs of $2.5 million (including attorney’s fees), which was paid during June 2007 and included in the “Costs of products sold” caption in the Consolidated Statements of Income. On November 26, 2007, the Court entered an order and final judgment approving the settlement.

On June 26, 2007, we reached an agreement with plaintiffs to settle the indirect purchaser action by agreeing to make a donation to America’s Second Harvest (also known as The Nation’s Food Bank Network), or a comparable charity, of fruit and/or vegetables with a retail value of $0.8 million within a year from final approval of the settlement agreement and agreeing to pay up to $0.1 million of the plaintiffs attorneys’ fees and costs to be incurred by plaintiffs’ in providing notice to class members of the proposed settlement. On November 21, 2007, the Court entered an order and final judgment approving the settlement. One individual has filed a pro se notice of appeal of the Court’s order and final judgment, which appeal is currently pending. We recorded a liability of $0.4 million included in accounts payable and accrued expenses in the accompanying consolidated balance sheet as of December 28, 2007 and expect to expend $0.1 million in cash and provide $0.3 million in donations to charity within the next year. These amounts were included in the “Costs of products sold” caption in the Consolidated Statements of Income.

European Union Antitrust Investigation

On June 2, 2005, one of our German subsidiaries was visited by the antitrust authority of the European Union (“EU”) which is investigating our subsidiary as well as other produce companies for possible violations of the EU’s competition laws. Our subsidiary received several requests for additional information from the EU antitrust authority from February 17, 2006 to May 22, 2007 and has responded fully to the requests. Our subsidiary will continue to cooperate fully with the investigation. On July 23, 2007, our subsidiary received a Statement of Objections from the European Commission regarding the investigation. Statements of Objections were also sent to the other produce companies under investigation. The document concerns banana pricing during the period from

2000 until 2005. From February 4 to February 6, 2008, the European Commission held an oral hearing on the Statements of Objections. At the hearing, with one exception, all the produce companies under investigation including our subsidiary rejected the findings of the European Commission in the Statements of Objections.

Freight Broker Litigation

In September 1997, a freight broker formerly engaged by one of our non-U.S. subsidiaries filed suit against the subsidiary in Guatemala claiming $1.9 million in damages and in Costa Rica claiming $1.3 million in damages as indemnification for constructive wrongful termination of the general agency agreement between the broker and the subsidiary. Under the agreement, the broker arranged third-party cargo to be booked for carriage on ships owned or chartered by our subsidiary. The Guatemala action has been dismissed for being time barred by the statute of limitations. In the Costa Rica action, the trial court has entered judgment against us in the amount of $0.8 million plus interest and costs. Our subsidiary is appealing this decision. The costs of defense in this action are covered by insurance.

Kunia Well Site

In 1980, elevated levels of certain chemicals were detected in the soil and ground-water at a plantation leased by one of our U.S. subsidiaries in Honolulu, Hawaii (the “Kunia Well Site”). Shortly thereafter, our subsidiary discontinued the use of the Kunia Well Site and provided an alternate water source to area well users and the subsidiary commenced its own voluntary cleanup operation. In 1993, the Environmental Protection Agency (“EPA”) identified the Kunia Well Site for potential listing on the National Priorities List (“NPL”) under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended. On December 16, 1994, the EPA issued a final rule adding the Kunia Well Site to the NPL.

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

On September 25, 2003, the EPA issued the Record of Decision (“ROD”). The EPA estimates in the ROD that the remediation costs associated with the clean up of the Kunia Well Site will range from $12.9 million to $25.4 million and will last approximately ten years. The undiscounted estimates are between $14.8 million and $28.7 million. The undiscounted estimate on which our accrual is based totals $25.8 million and is discounted using a 5.0% rate. As of December 28, 2007, there is $20.5 million included in other noncurrent liabilities and $1.2 million included in accounts payable and accrued expenses for the Kunia well site clean-up. We expect to expend approximately $1.2 million in cash per year for the next five years. Certain portions of the EPA’s estimates have been discounted using a 5% interest rate.

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

Other

In addition to the foregoing, we are involved from time to time in various claims and legal actions incident to our operations, both as plaintiff and defendant. In the opinion of management, after consulting with legal counsel, none of these other claims are currently expected to have a material adverse effect on the results of operations, financial position or our cash flows. We intend to vigorously defend themselves in all of the above matters. At this time, management is not able to evaluate the likelihood of a favorable or unfavorable outcome in any of the above-described matters. Accordingly, management is not able to estimate the range or amount of loss, if any, from any of the above-described matters and no accruals or expenses have been recorded as of December 28, 2007, except as related to the Kunia Well Site and Banana Class Actions.

Dividend Policy

In 2006, we paid regular quarterly cash dividends of $0.20 per share in the first and second quarters and $0.05 per share in the third and fourth quarter for a total of $0.50 per share for the year. On October 31, 2006 we announced that the regular cash dividend of $0.05 per share will be suspended. Because we are an exempted holding company, our ability to pay dividends and to meet our debt service obligations depends primarily on receiving sufficient funds from our subsidiaries. Pursuant to our Credit Facility, we may declare and pay dividends and distributions in cash solely out of and up to 50% of our net income for the year immediately preceding the year in which the dividend or distribution is paid; provided that we may declare dividends in cash solely out of and up to 70% of our net income for the fiscal year immediately preceding the year in which the dividend or distribution is paid if after giving effect to such dividend payment we have a leverage ratio of 2.50 to 1.00 for such year. It is possible that countries in which one or more of our subsidiaries are located could institute exchange controls, which could prevent those subsidiaries from remitting dividends or other payments to us.

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

The following table presents the high and low sales prices of our ordinary shares for the periods indicated as reported on the New York Stock Exchange Composite Tape:

	High	Low
Five most recent financial years
Year ended December 26, 2003	$28.35	$15.12
Year ended December 31, 2004	$29.63	$22.62
Year ended December 30, 2005	$33.94	$21.90
Year ended December 29, 2006	$23.04	$14.81
Year ended December 28, 2007	$37.55	$14.51

2006
First quarter	$23.10	$17.52
Second quarter	$21.85	$16.26
Third quarter	$19.18	$15.50
Fourth quarter	$17.39	$14.75

2007
First quarter	$20.05	$14.51
Second quarter	$25.66	$19.10
Third quarter	$29.58	$22.52
Fourth quarter	$37.55	$27.68

Most recent six months
August 2007	$27.75	$22.52
September 2007	$29.58	$25.14
October 2007	$37.55	$29.77
November 2007	$36.28	$27.68
December 2007	$33.86	$28.46
January 2008	$35.78	$31.78

Item 10.	Additional Information

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

Five of our nine directors are independent within the meaning of the NYSE standards.

The non-management directors of each company must meet at regularly scheduled executive sessions without management.	Our independent directors meet periodically without management directors.

Compensation Committee

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

Audit Committee

Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Securities Exchange Act. The rule requires that the audit committee (i) be comprised entirely of independent directors; (ii) be directly responsible for the appointment, compensation, retention and oversight of the independent auditor; (iii) adopt procedures for the receipt, retention and treatment of complaints with respect to accounting and auditing issues; (iv) be authorized to engage independent counsel and other advisors it deems necessary in performing its duties; and (v) be given sufficient funding by the board to compensate the independent auditors and other advisors as well as for the payment of ordinary administrative expenses incurred by the committee.	We have an audit committee meeting the requirements of Rule 10A-3.

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

Our audit committee consists of four members, all of whom are independent within the meaning of the NYSE standards.

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

Each listed company must have an internal audit function.	We have an internal audit function.

Nominating/Corporate Governance Committee

Listed companies must have a nominating /corporate governance committee composed entirely of independent board members.	We do not have a nominating/corporate governance committee.

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

Equity-Compensation Plans

Shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with limited exceptions.	We do as a regular practice have our shareholders approve equity-compensation plans.

Corporate Governance Guidelines

Listed companies must adopt and disclose corporate governance guidelines.	We do not have a formal set of corporate governance guidelines.

Code of Business Conduct and Ethics

All listed companies, U.S. and foreign, must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	We have adopted a Code of Conduct and Business Ethics Policy. It has been posted on our website at www.freshdelmonte.com. We have not waived the requirements of the Code of Conduct and Business Ethics Policy for any directors or executive officers.

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

Directors

Articles 82 and 83 of our Amended and Restated Articles of Association (“Articles of Association”) require that a director shall declare the nature of any interest in a contract or proposed contract with us and provides that a director may vote in respect of any contract or proposed contract or arrangement, notwithstanding such director’s interest and that such an interested director will not be liable to account to us for any profit realized through any such contract or arrangement. Article 60 provides that directors’ renumeration shall from time to time be determined by the renumeration committee appointed by the board of directors in accordance with the Articles of Association. Article 74 provides that directors may exercise all of our powers to borrow money and to mortgage or charge our undertaking, property and uncalled property or any part thereof, to issue debentures, debenture stock and other securities wherever money is borrowed or as security for any of our debts, liabilities or obligations or of any third party. Article 74 can only be altered through an amendment of the Articles of Association. Article 61 provides that our directors are not required to own our shares in order to serve as our directors unless fixed by us at a shareholders’ meeting.

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

Material Contracts

Other than the contracts listed under Item 19, “Exhibits”, in the past two years we have not entered into any material contracts other than contracts entered into in the ordinary course of our business.

Exchange Controls

The Articles of Association authorize us to issue an aggregate of 200,000,000 ordinary shares with a par value of $0.01 per share and 50,000,000 preferred shares with a par value of $0.01 per share. Of those 200,000,000 authorized ordinary shares, 62,702,916 shares were issued and outstanding as of December 28, 2007, all of which are fully paid or credited as fully paid. Of the 50,000,000 preferred shares, none are issued or outstanding. We may not call for any further capital from any holder of ordinary shares outstanding. Under Cayman Islands law, non-residents of the Cayman Islands may freely hold, vote and transfer our ordinary shares in the same manner as Cayman Islands residents, subject to the provisions of the Companies Law (As Revised) and our Articles of Association. No Cayman Islands laws or regulations restrict the export or import of capital or affect the payment of dividends to non-resident holders of ordinary shares.

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

Although we currently can provide no assurance as to whether we will make distributions on ordinary shares during 2008 or later years, we expect that in the event we make any such distributions, we will have current or accumulated earnings and profits and that any such distributions will be Taxable Dividends.

Subject to certain exceptions and for so long as ordinary shares continue to be listed on the New York Stock Exchange or otherwise readily tradable on an established securities market in the United States within the meaning of section 1(h)(11)(C)(ii) of the Internal Revenue Code of 1986, as amended, Taxable Dividends received by an individual in respect of ordinary shares before January 1, 2011 will be subject to taxation at a maximum rate of 15 percent. This lower rate applies to a Taxable Dividend only if the ordinary share in respect of which such Taxable Dividend is paid has been held for at least 61 days during the 121 day period beginning 60 days before the ex-dividend date. Periods during which you hedge a position in ordinary shares or related property may not count for purposes of the holding period test. Taxable Dividends also would not be eligible for the lower rate if you elect to take the Taxable Dividends into account as investment income for purposes of limitations on deductions for investment interest. In addition, this lower rate will not apply to a Taxable Dividend if within our taxable year in which such Taxable Dividend is paid, or within our preceding taxable year, we are, or were, a passive foreign investment company (“PFIC”). Based on our audited financial statements and relevant market and shareholder data, we believe we were not a PFIC for U.S. federal income tax purposes with respect to our 2006 or 2007 taxable years. In addition, based on our audited financial statements and current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market data, we do not anticipate becoming a PFIC for our 2008 taxable year, although we can provide no assurances in this regard. You should consult your own tax adviser regarding the availability of the reduced dividend rate in light of your own particular circumstances.

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

Exchange Rate Risk

Because we conduct our operations in many areas of the world involving transactions denominated in a variety of currencies, our results of operations as expressed in dollars may be significantly affected by fluctuations in rates of exchange between currencies. These fluctuations could be significant. Approximately 49% of our net sales and a significant portion of our costs and expenses in 2007 were denominated in currencies other than the U.S. dollar. We generally are unable to adjust our non-dollar local currency sales prices to reflect changes in exchange rates between the dollar and the relevant local currency. As a result, changes in exchange rates between the euro, Japanese yen, British pound or other currencies in which we receive sale proceeds and the dollar have a direct impact on our operating results. There is normally a time lag between our sales and collection of the related sales proceeds, exposing us to additional currency exchange rate risk.

To reduce currency exchange rate risk, we generally exchange local currencies for dollars promptly upon receipt. We periodically enter into currency forward contracts and options as a hedge against a portion of our currency exchange rate exposures; however, we may decide not to enter into these contracts during any particular period. As of December 28, 2007, we had several foreign currency cash flow hedges outstanding. The fair value of these hedges as of that date was a net liability of $6.2 million.

The results of a hypothetical 10% strengthening in the average value of the dollar during 2007 relative to the other currencies in which a significant portion of our net sales are denominated would have resulted in a decrease in net sales of approximately $150.0 million for the year ended December 28, 2007. This calculation assumes that each exchange rate would change in the same direction relative to the dollar. In addition to the direct effects of changes in exchange rates quantified above, changes in exchange rates also affect the volume of sales. Our sensitivity analysis of the effects of changes in currency exchange rates does not factor in a potential change in sales levels or any offsetting gains on currency forward contracts.

Interest Rate Risk

As described in Note 13, “Long-Term Debt and Capital Lease Obligations” of the Notes to the Consolidated Financial Statements, our indebtedness is both variable and fixed rate.

At December 28, 2007, our variable rate long-term debt had a carrying value of $218.9 million. The fair value of the debt approximates the carrying value because the variable rates approximate market rates. A 10% increase in the interest rate for 2007 would have resulted in a negative impact of approximately $2.2 million on our results of operations for the year ended December 28, 2007.

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

As of December 28, 2007, we carried out an evaluation, under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of December 28, 2007, our disclosure controls and procedures were effective in providing reasonable assurance that information relating to us that is required to be included in our periodic filings with the SEC is recorded, processed, summarized and reported as and when required. There has been no change in our internal control over financial reporting during the last year that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

Our Board of Directors has determined that Edward L. Boykin is our “audit committee financial expert” within the meaning of applicable law and is “independent” as that term is defined by the NYSE.

Item 16B.	Code of Ethics

We have adopted a Code of Conduct and Business Ethics Policy (“Code of Conduct”) that applies to our principal executive officer, principal financial officer and principal accounting officer as well as all our directors, other officers and employees. This Code of Conduct can be found on our website, at www.freshdelmonte.com. We have not waived the requirements of the Code of Conduct and Business Ethics Policy for any directors or executive officers and there have been no amendments in 2007.

Item 16C.	Principal Accountant Fees and Services

Fees and Services

The following table discloses the aggregate fees billed by our principal independent auditor for each of the last two years and briefly describes the services performed:

(U.S. dollars in millions)	2006	2007	Description of Services
Audit Fees	$6.0	$5.1	Audit of consolidated financial statements and statutory audits of subsidiaries, including, the audit of internal control over financial reporting
Audit-Related Fees	0.3	—	Employee benefits plans and mergers and acquisitions due diligence
Tax Fees	0.1	0.3	Tax return preparation and tax planning

Total Fees	$6.4	$5.4

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

In considering whether to grant approval, the audit committee considers the nature and scope of the service as proposed in light of applicable law, as well as the principles and other guidance of the SEC and the PCAOB with respect to auditor independence. The audit committee also considers whether the overall level of non-audit services is compatible with the independence of the independent auditor. In general, predictable and recurring services are approved by the audit committee on an annual basis at or about the start of each year.

While the audit committee may delegate its authority to pre-approve any audit or permitted non-audit services, the delegate may only approve services with aggregate estimated fees of no more than $25,000 for all periods in which the service is being rendered. Additionally, the delegate must report any pre-approval granted at the next scheduled meeting of the audit committee.

While our policies and procedures acknowledge the di minimis exception granted by SEC regulations, which allows certain services to be exempt from pre-approval, we do not normally rely on this exception. Our Chief Financial Officer is responsible for bringing to the audit committee’s attention any instance in which services may have been provided without prior approval. All of the above fees paid to, and services performed by Ernst & Young LLP were approved in accordance with our pre-approval policies and procedures.

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

Item 19.	Exhibits

1.1	Amended and Restated Memorandum of Association of Fresh Del Monte Produce Inc. (incorporated by reference from Exhibit 3.6 to our Registration Statement on Form F-1 (File No. 333-7708)).

1.2	Amended and Restated Articles of Association of Fresh Del Monte Produce Inc. (incorporated by reference from Exhibit 3.7 to our Registration Statement on Form F-1 (File No. 333-7708)).

1.3	Specimen Certificate of ordinary shares of Fresh Del Monte Produce Inc. (incorporated by reference from Exhibit 4.1 to our Registration Statement on Form F-1 (File No. 333-7708)).

2.1	$350,000,000 Revolving Credit Agreement dated as of May 19, 1998 among Del Monte Fresh Produce (UK) Ltd., Wafer Limited, Del Monte Fresh Produce International Inc., Del Monte Fresh Produce N.A., Inc., Fresh Del Monte Produce Inc. and Global Reef Carriers Ltd. as Borrowers, the Initial Lenders, Initial Issuing Bank and Swing Line Bank, as Initial Lenders, Initial Issuing Bank and Swing Line Bank, and Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A., “Rabobank Nederland,” New York Branch, as Administrative Agent and Collateral Agent (incorporated by reference from Exhibit 2.1 to our 1998 Annual Report on Form 20-F).

2.2	Amendment and Consent dated as of December 15, 1998 to the Revolving Credit Agreement among Del Monte Fresh Produce (UK) Ltd., Wafer Limited, Del Monte Fresh Produce International Inc., Del Monte Fresh Produce N.A., Inc., Fresh Del Monte Produce Inc., Global Reefer Carriers, Ltd., the banks, financial institutions and other institutional lenders a party to the Revolving Credit Agreement (incorporated by reference from Exhibit 2.2 to our 1998 Annual Report on Form 20-F).

2.3	Second Amendment dated as of January 5, 1999 to the Revolving Credit Agreement among Del Monte Fresh Produce (UK) Ltd., Wafer Limited, Del Monte Fresh Produce International Inc., Del Monte Fresh Produce N.A., Inc., Fresh Del Monte Produce Inc., Global Reefer Carriers, Ltd., and Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A., “Rabobank Nederland,” New York Branch, as agent for the other banks, financial institutions and other institutional lenders party to the Revolving Credit Agreement (incorporated by reference from Exhibit 2.3 to our 1998 Annual Report on Form 20-F).

2.4	Amendment and Consent dated as of January 8, 1999 to the Revolving Credit Agreement among Del Monte Fresh Produce (UK) Ltd., Wafer Limited, Del Monte Fresh Produce International Inc., Del Monte Fresh Produce N.A., Inc., Fresh Del Monte Produce Inc., Global Reefer Carriers, Ltd., the banks, financial institutions and other institutional lenders a party to the Revolving Credit Agreement (incorporated by reference from Exhibit 2.4 to our 1998 Annual Report on Form 20-F).

2.5	Fourth Amendment and Consent dated as of May 1999 among Del Monte Fresh Produce (UK) Ltd., Wafer Limited, Del Monte Fresh Produce International Inc., Del Monte Fresh Produce N.A., Inc., Fresh Del Monte Produce Inc., Global Reefer Carriers, Ltd., the banks, financial institutions and other institutional lenders a party to the Revolving Credit Agreement dated as of May 19, 1998 (incorporated by reference from Exhibit 2.1 to our 1999 Annual Report on Form 20-F filed by Fresh Del Monte Produce Inc.).

2.6	Fifth Amendment and Consent dated as of May 1999 among Del Monte Fresh Produce (UK) Ltd., Wafer Limited, Del Monte Fresh Produce International Inc., Del Monte Fresh Produce N.A., Inc., Fresh Del Monte Produce Inc., Global Reefer Carriers, Ltd., the Increasing Lenders therein and Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A., “Rabobank Nederland,” New York Branch, as agent for the other banks, financial institutions and other institutional lenders a party to the Revolving Credit Agreement dated as of May 19, 1998 (incorporated by reference from Exhibit 2.2 to our 1999 Annual Report on Form 20-F filed by Fresh Del Monte Produce Inc.).

2.7	Sixth Amendment and Consent dated as of June 1999 among Del Monte Fresh Produce (UK) Ltd., Wafer Limited, Del Monte Fresh Produce International Inc., Del Monte Fresh Produce N.A., Inc., Fresh Del Monte Produce Inc., Global Reefer Carriers, Ltd., the Increasing Lenders therein and Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A., “Rabobank Nederland,” New York Branch, as agent for the other banks, financial institutions and other institutional lenders a party to the Revolving Credit Agreement dated as of May 19, 1998 (incorporated by reference from Exhibit 2.3 to our 1999 Annual Report on Form 20-F filed by Fresh Del Monte Produce Inc.).

2.8	Seventh Amendment and Consent dated as of July 1999 among Del Monte Fresh Produce (UK) Ltd., Wafer Limited, Del Monte Fresh Produce International Inc., Del Monte Fresh Produce N.A., Inc., Fresh Del Monte Produce Inc., Global Reefer Carriers, Ltd., the Increasing Lenders therein and Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A., “Rabobank Nederland,” New York Branch, as agent for the other banks, financial institutions and other institutional lenders a party to the Revolving Credit Agreement dated as of May 19, 1998 (incorporated by reference from Exhibit 2.4 to our 1999 Annual Report on Form 20-F filed by Fresh Del Monte Produce Inc.).

2.9	Eighth Amendment dated as of October 29, 1999 among Fresh Produce (UK) Ltd., Wafer Limited, Del Monte Fresh Produce International Inc., Del Monte Fresh Produce N.A., Inc., Fresh Del Monte Produce Inc., Global Reefer Carriers, Ltd., the banks, financial institutions and other institutional lenders a party to the Revolving Credit Agreement dated as of May 19, 1998 (incorporated by reference from Exhibit 4.17 to our 2000 Annual Report on Form 20-F).

2.10	Ninth Amendment and Consent dated as of May 10, 2000 among Del Monte Fresh Produce (UK) Ltd., Wafer Limited, Del Monte Fresh Produce International Inc., Del Monte Fresh Produce N.A., Inc., Fresh Del Monte Produce Inc., Global Reefer Carriers, Ltd., the banks, financial institutions and other institutional lenders a party to the Revolving Credit Agreement dated as of May 19, 1998 (incorporated by reference from Exhibit 4.18 to our 2000 Annual Report on Form 20-F).

2.11	Tenth Amendment and Consent dated as of September 25, 2000 among Del Monte Fresh Produce (UK) Ltd., Wafer Limited, Del Monte Fresh Produce International Inc., Del Monte Fresh Produce N.A., Inc., Fresh Del Monte Produce Inc., Global Reefer Carriers, Ltd., banks, financial institutions and other institutional lenders a party to the Revolving Credit Agreement dated as of May 19, 1998 (incorporated by reference from Exhibit 4.19 to our 2000 Annual Report on Form 20-F).

2.12	Eleventh Amendment and Consent dated as of November 15, 2002 among Del Monte Fresh Produce (UK) Ltd., Wafer Limited, Del Monte Fresh Produce International Inc., Del Monte Fresh Produce N.A., Inc., Fresh Del Monte Produce Inc., Global Reefer Carriers, Ltd., banks, financial institutions and other institutional lenders a party to the Revolving Credit Agreement dated as of May 19, 1998.

4.1	License Agreement, dated as of December 5, 1989, between Del Monte Corporation and Wafer Limited (the “DMC-Wafer License”) (incorporated by reference from Exhibit 10.3 to our Registration Statement on Form F-1 (File No. 333-7708)).

4.2	License Agreement, dated as of December 5, 1989, between Del Monte Corporation and Del Monte Tropical Fruit Company, North America (the “NAJ License”) (incorporated by reference from Exhibit 10.4 to our Registration Statement on Form F-1 (File No. 333-7708)).

4.3	License Agreement, dated as of December 5, 1989, between Del Monte Corporation and Del Monte Fresh Fruit International, Inc. (incorporated by reference from Exhibit 10.5 to our Registration Statement on Form F-1 (File No. 333-7708)).

4.4	Amendment No. 1 to DMC-Wafer License, dated as of October 12, 1992, between Del Monte Corporation and Wafer Limited (incorporated by reference from Exhibit 10.6 to our Registration Statement on Form F-1 (File No. 333-7708)).

4.5	Amendment No. 1 to NAJ License, dated as of October 12, 1992, between Del Monte Corporation and Del Monte Fresh Produce N.A., Inc. (incorporated by reference from Exhibit 10.7 to our Registration Statement on Form F-1 (File No. 333-7708)).

4.6	Amendment No. 1 to Direct DMC-DMFFI License, dated as of October 12, 1992, between Del Monte Corporation and Del Monte Fresh Produce International, Inc. (incorporated by reference from Exhibit 10.8 to our Registration Statement on Form F-1 (File No. 333-7708)).

4.7	Registration Rights Agreement dated as of October 15, 1997 by and between Fresh Del Monte and FG Holdings Limited (incorporated by reference from Exhibit 10.9 to our Registration Statement on Form F-1 (File No. 333-7708)).

4.8	Strategic Alliance Agreement dated as of August 29, 1997 by and between the Registrant and IAT Group Inc. (incorporated by reference from Exhibit 10.10 to Registration Statement on Form F-1 (File No. 333-7708) filed by Fresh Del Monte Produce Inc.).

4.9	Fresh Del Monte Produce Inc. 1997 Share Incentive Plan (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-8 (File No. 333-7870)).

4.10	Fresh Del Monte Produce Inc. Post-Effective Amendment No. 1 to Form S-8 (File No. 333-7870).

4.11	Fresh Del Monte Produce Inc. 1999 Share Incentive Plan (incorporated by reference to Exhibit 4 to the Company’s Registration Statement on Form S-8 (File No. 333-10400)).

4.12	Amendment No. 1 to the Fresh Del Monte Produce Inc. 1999 Share Incentive Plan (incorporated by reference to Exhibit 4 to the Company’s Registration Statement on Form S-8 (File No. 333-87606).

4.13	Standard Fruit and Vegetable Co., Inc. Stock Purchase Agreement, dated as of January 27, 2003, between Del Monte Fresh Produce N.A., Inc and Standard Fruit and Vegetable Co., Inc. et al. (incorporated by reference from Exhibit 4.13 to our 2002 Annual Report on Form 20-F).

4.14	Amended and Restated Credit Agreement dated as of March 21, 2003 by and among Fresh Del Monte Produce Inc. and certain subsidiaries named herein, as borrowers, the lenders named herein, as lenders, Harris Trust and Savings Bank, as syndication agent, ING Capital LLC, as documentation agent and Cooperatieve Centrale Raiffeisen-Bocrenleenbank B.A., “Rabobank Nederland” New York Branch as administrative agent. (incorporated by reference as the exhibit to our first quarter 2002 report on form 6-K).

4.15	First Amendment to Amended and Restated Credit Agreement Effective as of January 27, 2004. (incorporated by reference from Exhibit 4.15 of our Annual Report on Form 20-F for the year ended December 26, 2003).

4.16	Second Amendment to Amended and Restated Credit Agreement Effective as of June 24, 2004. (incorporated by reference from Exhibit 4.16 of our Annual Report on Form 20-F/A for the year ended December 31, 2004).

4.17	Third Amendment to Amended and Restated Credit Agreement dated as of November 9, 2004. (incorporated by reference from Exhibit 4.17 of our Annual Report on Form 20-F/A for the year ended December 31, 2004).

4.18	Preliminary Sales and Purchase Agreement dated between Cirio Del Monte N.V., Cirio Del Monte Italia S.p.A. and Fresh Del Monte Produce N.V. dated July 15, 2004. (incorporated by reference from Exhibit 4.18 of our Annual Report on Form 20-F/A for the year ended December 31, 2004).

4.19	Fourth Amendment to Amended and Restated Credit Agreement dated as of June 15, 2005.

4.20	Fifth Amendment to Amended and Restated Credit Agreement dated as of February 14, 2006.

4.21	Sixth Amendment to Amended and Restated Credit Agreement dated as of March 24, 2006.

4.22	Seventh Amendment to Amended and Restated Credit Agreement dated as of May 10, 2006.

4.23	Eighth Amendment to Amended and Restated Credit Agreement dated as of December 27, 2006.

8.1	List of Subsidiaries.*

12.1	Certification of Chief Executive Officer filed pursuant to 17 CFR 240.13a-14(a).*

12.2	Certification of Chief Financial Officer filed pursuant to 17 CFR 240.13a-14(a).*

13.1	Certifications of Chief Executive Officer and Chief Financial Officer furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. Section 1350.*

15.1	Consent of Independent Registered Public Accounting Firm.*

*	Filed herewith

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized this Annual Report on Form 20-F or amendments thereto to be signed on its behalf by the undersigned.

FRESH DEL MONTE PRODUCE INC.

Date: February 26, 2008	By:	/s/ Hani El-Naffy
Hani El-Naffy
President and Chief Operating Officer

	By:	/s/ John F. Inserra
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

Based on our evaluation under the framework in Internal Control-Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 28, 2007.

The effectiveness of our internal control over financial reporting as of December 28, 2007 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is included elsewhere herein. That report expresses an unqualified opinion on the effectiveness of our internal control over financial reporting.

Fresh Del Monte Produce Inc.

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

The Board of Directors and Shareholders of

Fresh Del Monte Produce Inc.

We have audited Fresh Del Monte Produce Inc. and subsidiaries’ internal control over financial reporting as of December 28, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Fresh Del Monte Produce Inc. and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, Fresh Del Monte Produce Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 28, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Fresh Del Monte Produce Inc. and subsidiaries as of December 28, 2007 and December 29, 2006, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the years ended December 28, 2007, December 29, 2006 and December 30, 2005 of Fresh Del Monte Produce Inc. and subsidiaries, and our report dated February 26, 2008 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Certified Public Accountants

Miami, Florida

February 26, 2008

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

Fresh Del Monte Produce Inc.

We have audited the accompanying consolidated balance sheets of Fresh Del Monte Produce Inc. and subsidiaries as of December 28, 2007 and December 29, 2006, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the years ended December 28, 2007, December 29, 2006 and December 30, 2005. Our audits also included the financial statement schedule listed in the index at Item 18. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Fresh Del Monte Produce Inc. and subsidiaries at December 28, 2007 and December 29, 2006, and the consolidated results of their operations and their cash flows for each of the years ended December 28, 2007, December 29, 2006 and December 30, 2005, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 3 to the consolidated financial statements, the Company adopted Financial Accounting Standards Board (FASB) Staff Position No. AUG AIR-1, Accounting for Planned Major Maintenance Activities effective December 30, 2006. Additionally, as discussed in Notes 3 and 12 to the consolidated financial statements, the Company adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, effective December 30, 2006. Lastly, as discussed in Notes 3 and 15 to the consolidated financial statements, the Company adopted SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Post-retirement Plans effective December 29, 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Fresh Del Monte Produce Inc.’s internal control over financial reporting as of December 28, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 26, 2008 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Certified Public Accountants

Miami, Florida

February 26, 2008

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in millions, except share and per share data)

	December 28, 2007	As adjusted(a) December 29, 2006

Assets
Current assets:
Cash and cash equivalents	$30.2	$39.8
Trade accounts receivable, net of allowance of $20.4 and $25.4, respectively	343.3	266.2
Other accounts receivables, net of allowance of $14.6 and $23.2, respectively	70.6	59.9
Inventories	406.9	405.3
Deferred income taxes	9.1	8.3
Prepaid expenses and other current assets	27.8	54.2

Total current assets	887.9	833.7

Investments in and advances to unconsolidated companies	10.6	12.2
Property, plant and equipment, net	851.8	840.5
Deferred income taxes	63.8	47.1
Other noncurrent assets	118.4	104.2
Goodwill	253.2	251.9

Total assets	$2,185.7	$2,089.6

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable and accrued expenses	$358.5	$364.0
Current portion of long-term debt and capital lease obligations	6.9	7.8
Deferred income taxes	20.2	16.1
Income taxes and other taxes payable	11.1	9.1

Total current liabilities	396.7	397.0

Long-term debt and capital lease obligations	231.7	462.1
Retirement benefits	57.2	78.4
Other noncurrent liabilities	34.9	45.5
Deferred income taxes	85.6	68.1

Total liabilities	806.1	1,051.1

Minority interests	14.8	12.2
Commitments and contingencies	—	—

Shareholders’ equity:
Preferred shares, $0.01 par value; 50,000,000 shares authorized; none issued or outstanding	—	—
Ordinary shares, $0.01 par value; 200,000,000 shares authorized; 62,702,916 issued and outstanding and 58,039,180 issued and 57,697,834 outstanding, respectively	0.6	0.6
Paid-in capital	518.0	387.4
Retained earnings	806.9	627.1
Less: 341,346 treasury shares at cost	—	(5.8)
Accumulated other comprehensive income	39.3	17.0

Total shareholders’ equity	1,364.8	1,026.3

Total liabilities and shareholders’ equity	$2,185.7	$2,089.6

(a)	See note 3 for additional information

See accompanying notes.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(U.S. dollars in millions, except share and per share data)

	Years ended
		As adjusted(a)
	December 28, 2007	December 29, 2006	December 30, 2005

Net sales	$3,365.5	$3,214.3	$3,259.7
Cost of products sold	3,000.6	3,024.9	2,944.7

Gross profit	364.9	189.4	315.0

Selling, general and administrative expenses	176.8	201.6	190.9
Asset impairment and other charges, net	12.5	105.3	3.1

Operating income (loss)	175.6	(117.5)	121.0

Interest expense	27.8	27.0	17.1
Interest income	1.9	1.4	1.0
Other income (expense), net	31.5	0.4	(3.1)

Income (loss) before income taxes	181.2	(142.7)	101.8

Provision for (benefit from) income taxes	1.4	(0.5)	(8.3)

Net income (loss)	$179.8	$(142.2)	$110.1

Net income (loss) per ordinary share - Basic	$3.07	$(2.46)	$1.90

Net income (loss) per ordinary share - Diluted	$3.06	$(2.46)	$1.90

Dividends declared per ordinary share	$—	$0.50	$0.80

Weighted average number of ordinary shares:
Basic	58,490,281	57,819,416	57,926,466

Diluted	58,772,718	57,819,416	58,077,282

(a)	See note 3 for additional information

See accompanying notes.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in millions)

	Years ended
		As adjusted(a)
	December 28, 2007	December 29, 2006	December 30, 2005

Operating activities:
Net income (loss)	$179.8	$(142.2)	$110.1
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	80.9	83.8	89.0
Gain on pension liability	(5.6)	—	—
Asset impairment charges	15.5	84.0	3.1
Change in uncertain tax positions	(4.5)	—	—
(Gain) loss on sale of assets	(17.4)	0.6	(1.2)
Equity in loss of unconsolidated companies	3.1	1.6	2.1
Deferred income taxes	4.9	(6.1)	(3.7)
Stock-based compensation	5.6	6.6	—
Foreign currency translation adjustment	7.7	9.6	(13.0)
Other, net	—	—	(1.7)
Changes in operating assets and liabilities, net of acquisitions:
Receivables	(78.9)	21.6	(17.5)
Inventories	(1.9)	(19.5)	(45.1)
Prepaid expenses and other current assets	1.0	3.8	3.0
Accounts payable and accrued expenses	(3.8)	(5.8)	(14.5)
Other noncurrent assets and liabilities	(33.9)	(12.7)	(0.6)

Net cash provided by operating activities	152.5	25.3	110.0

Investing activities:
Capital expenditures	(81.4)	(102.1)	(81.1)
Proceeds from sale of assets	32.2	17.8	3.7
Purchase of subsidiaries, net of cash acquired	—	—	(2.0)
Dividends received from unconsolidated subsidiaries	—	—	0.4
Investments in unconsolidated companies	(2.0)	—	—
Other investing activities, net	0.4	—	0.9

Net cash used in investing activities	(50.8)	(84.3)	(78.1)

Financing activities:
Proceeds from long-term debt	527.2	701.7	724.0
Payments on long-term debt	(769.5)	(593.4)	(732.3)
Proceeds from the issuance of ordinary shares, net	117.5	—	—
Proceeds from stock options exercised	13.3	0.3	3.6
Purchase of treasury shares	—	(5.8)	—
Payments of dividends	—	(28.9)	(46.3)

Net cash (used in) provided by financing activities	(111.5)	73.9	(51.0)

Effect of exchange rate changes on cash	0.2	0.4	1.5

Net (decrease) increase in cash and cash equivalents	(9.6)	15.3	(17.6)
Cash and cash equivalents, beginning	39.8	24.5	42.1

Cash and cash equivalents, ending	$30.2	$39.8	$24.5

Supplemental cash flow information:
Cash paid for interest	$28.1	$24.0	$14.9

Cash paid for income taxes	$2.0	$2.3	$3.0

Non-cash financing and investing activities:
Retirement of treasury stock	$5.8	$—	$—

Purchases of assets under capital lease obligations	$10.4	$1.2	$6.1

(a)	See note 3 for additional information

See accompanying notes.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(U.S. dollars in millions, except share data)

	Ordinary Shares Outstanding	Ordinary Shares	Paid-in Capital	Retained Earnings	Treasury Shares	Accumulated Other Comprehensive Income (Loss)	Total Shareholders’ Equity

Balance at December 31, 2004	57,690,074	$0.6	$376.9	$714.6	$—	$(22.9)	$1,069.2
Cumulative effect of adjustments resulting from the adoption of FSP AUG AIR 1	—	—	—	8.2	—	—	8.2

Adjusted balance at January 1, 2005	57,690,074	$0.6	$376.9	$722.8	$—	$(22.9)	$1,077.4
Exercises of stock options	323,106	—	3.6	—	—	—	3.6
Dividends declared	—	—	—	(46.3)	—	—	(46.3)
Comprehensive income:
Net income	—	—	—	110.1	—	—	110.1
Unrealized gain on derivatives, net of reclassification for losses of $3.1 included in net income	—	—	—	—	—	61.9	61.9
Net foreign currency translation adjustment	—	—	—	—	—	(41.6)	(41.6)
Additional minimum pension liability	—	—	—	—	—	(0.5)	(0.5)

Comprehensive income							129.9

Balance at December 30, 2005	58,013,180	$0.6	$380.5	$786.6	$—	$(3.1)	$1,164.6
Cumulative effect of adjustments resulting from the adoption of SAB No. 108	—	—	—	11.6	—	—	11.6

Adjusted balance at December 31, 2005	58,013,180	$0.6	$380.5	$798.2	$—	$(3.1)	$1,176.2
Exercises of stock options	26,000	—	0.3	—	—	—	0.3
Share-based payment expense	—	—	6.6	—	—	—	6.6
Dividends declared	—	—	—	(28.9)	—	—	(28.9)
Treasury shares purchased	(341,346)	—	—	—	(5.8)	—	(5.8)
Comprehensive loss:
Net loss	—	—	—	(142.2)	—	—	(142.2)
Unrealized loss on derivatives, net of reclassification for loss of $0.6 included in net loss	—	—	—	—	—	(34.3)	(34.3)
Net foreign currency translation adjustment	—	—	—	—	—	43.9	43.9
Additional minimum pension liability	—	—	—	—	—	(1.6)	(1.6)

Comprehensive loss							(134.2)
Impact of adoption of SFAS No. 158, net of tax	—	—	—	—	—	12.1	12.1

Balance at December 29, 2006	57,697,834	$0.6	$387.4	$627.1	$(5.8)	$17.0	$1,026.3

See accompanying notes

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (continued)

(U.S. dollars in millions, except share data)

	Ordinary Shares Outstanding	Ordinary Shares	Paid-in Capital	Retained Earnings	Treasury Shares	Accumulated Other Comprehensive Income (Loss)	Total Shareholders’ Equity

Balance at December 29, 2006	57,697,834	$0.6	$387.4	$627.1	$(5.8)	$17.0	$1,026.3
Exercises of stock options	783,082	—	13.3	—	—	—	13.3
Share-based payment expense	—	—	5.6	—	—	—	5.6
Offering of shares	4,222,000	—	117.5	—	—	—	117.5
Treasury shares cancelled	—	—	(5.8)	—	5.8	—	—
Comprehensive loss:
Net income	—	—	—	179.8	—	—	179.8
Unrealized loss on derivatives	—	—	—	—	—	(7.0)	(7.0)
Net foreign currency translation adjustment	—	—	—	—	—	17.9	17.9
Retirement benefit adjustment, net of tax	—	—	—	—	—	11.4	11.4

Comprehensive income							202.1

Balance at December 28, 2007	62,702,916	$0.6	$518.0	$806.9	$—	$39.3	$1,364.8

See accompanying notes.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

1. General

Reference in this Report to Fresh Del Monte, “we”, “our” and “us” refers to Fresh Del Monte Produce Inc. and its subsidiaries, unless the context indicates otherwise.

We were incorporated under the laws of the Cayman Islands on August 29, 1996 and we are 27.1% owned by IAT Group Inc., which is 100% beneficially owned by members of the Abu-Ghazaleh family. In addition, members of the Abu-Ghazaleh family directly own 7.8% of our outstanding ordinary shares.

We are engaged primarily in the worldwide production, transportation and marketing of fresh produce. We source our products, which include bananas, pineapples, melons and non-tropical fruit (including grapes, apples, pears, peaches, plums, nectarines, apricots, avocados and kiwi), plantains and tomatoes, primarily from Central America, South America, Africa and the Philippines. We also source products from North America and Europe and distribute our products in North America, Europe, Asia, South America, Africa and the Middle East. Products are sourced from our company-owned farms, through joint venture arrangements and through supply contracts with independent growers.

With the acquisition of Del Monte Foods Europe (“Del Monte Foods”), we became a vertically integrated producer, marketer and distributor of prepared fruit and vegetables, juices and snacks and we hold a perpetual, royalty-free license to use the DEL MONTE® brand for prepared foods throughout Europe, Africa and the Middle East.

2. Staff Accounting Bulletin No. 108

In September 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 provides interpretive guidance on the considerations of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment.

Traditionally, there have been two widely-recognized methods for quantifying the effects of financial misstatements: the “roll-over” method and the “iron curtain” method. The roll-over method focuses primarily on the impact of a misstatement on the income statement-including the reversing effect of prior year misstatements-but its use can lead to the accumulation of misstatements in the balance sheet. The iron curtain method, on the other hand, focuses primarily on the effect of correcting the prior year-end balance sheet with less emphasis on the reversing effects of prior year errors on the income statement. We currently and have historically used the roll-over method for quantifying identified financial statement misstatements.

In SAB 108, the SEC staff established an approach that requires quantification of financial statement misstatements based on the effects of the misstatements on each of our financial statements and the related financial statement disclosures. This model is commonly referred to as a “dual approach” because it requires quantification of errors under both the iron curtain and the roll-over methods.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

2. Staff Accounting Bulletin No. 108 (continued)

We adopted SAB 108 as of our year ended December 29, 2006. SAB 108 allows the use of a one time special transition provision in which adjustments are made to retained earnings as of the first day of the year of adoption for errors that were not previously deemed material as they were being evaluated under a single method (in our case, the roll-over method), but are material when evaluated under the dual approach prescribed by SAB 108. We have elected to record the effects of applying SAB 108 using the cumulative effect transition method. The following table summarizes the effects (up to December 30, 2005) of applying the guidance in SAB 108 (U.S. dollars in millions):

	Period in which the Misstatement originated (1)
	Cumulative Prior to December 27, 2003	Year ended December 31, 2004	Year ended December 30, 2005	Adjustment Recorded as of December 31, 2005
Deferred income tax liability (2)	$11.9	0.6	$0.3	$12.8
Goodwill, net (3)	(1.2)	—	—	(1.2)

Impact on net income (4)	$10.7	$0.6	$0.3

Retained earnings (5)				$11.6

(1)	We have quantified these errors under the roll-over method and concluded that they were immaterial both individually and in the aggregate.
(2)	In conjunction with a comprehensive review of our global deferred income tax reporting processes, we determined that we have historically treated the deferred tax liability as a non-monetary liability as opposed to a monetary liability, thus the remeasurement of this liability was being calculated at historical exchange rates rather than at the local current exchange rate as required by Financial Accounting Standards Board (“FASB”) Statement No. 52, “Foreign Currency Translation”. Resulting translation adjustments should have been accounted for in the consolidated statement of operations. A significant portion of this adjustment relates to the pre-2000 years.
(3)	In conjunction with the comprehensive review noted at (2), We also identified an error in the exchange rate used at the acquisition date in the calculation of the deferred income tax liability. We adjusted our goodwill balance by $5.7 million in order to properly state the related deferred income tax liability. This resulted in additional amortization expense of $1.2 million related to pre-2002.
(4)	Represents the net understatement of net income for the indicated periods resulting from these misstatements.
(5)	Represents the net increase to retained earnings recorded as of December 31, 2005, the first day of our 2006 year, to record the initial application of SAB 108.

In addition, our consolidated statement of shareholders’ equity was adjusted to reflect the cumulative effect adjustment to the ending retained earnings balance at December 30, 2005 to arrive at the adjusted beginning retained earnings balance at December 31, 2005.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

3. Summary of Significant Accounting Policies

Principles of Consolidation

Our consolidated financial statements include the accounts of our majority owned subsidiaries, which we control, and consolidated variable interest entities (“VIE”). Our fiscal year end is the last Friday of the calendar year or the first Friday subsequent to the end of the calendar year, whichever is closest to the end of the calendar year. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. Actual results could differ from these estimates.

Accounting for Planned Major Maintenance Activities

Effective December 30, 2006, the first day of our 2007 year, we adopted Financial Accounting Standards Board (“FASB”) Staff Position No. AUG AIR-1, “Accounting for Planned Major Maintenance Activities” (“FSP AUG AIR-1”), which provides guidance on the accounting for planned major maintenance activities such as vessel dry-dock activities. Previously, we accounted for vessel dry-dock activities using the accrue-in-advance method. We have adopted the deferral method of accounting for vessel dry-dock activities whereby actual costs incurred are deferred and amortized on a straight-line basis over the period until the next scheduled dry-dock activity.

We have applied FSP AUG AIR-1 retrospectively, resulting in the adjustment of 2006 and 2005 results presented. The impact of this adjustment on the Consolidated Balance Sheet at December 29, 2006 and the Consolidated Statements of Income for the years ended December 29, 2006 and December 30, 2005 is as follows:

	As previously reported	Adjustment	As adjusted
As of December 29, 2006:
Prepaid expenses and other current assets	$49.9	$4.3	$54.2
Total current assets	829.4	4.3	833.7

Other noncurrent assets	101.1	3.1	104.2

Total assets	$2,082.2	$7.4	$2,089.6

Accounts payable and other accrued expenses	371.2	(7.2)	364.0
Total current liabilities	404.2	(7.2)	397.0

Total liabilities	1,058.3	(7.2)	1,051.1

Retained earnings	612.5	14.6	627.1
Total shareholders’ equity	1,011.7	14.6	1,026.3

Total liabilities and shareholders’ equity	$2,082.2	$7.4	$2,089.6

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

3. Summary of Significant Accounting Policies (continued)

	As previously reported	Adjustment	As adjusted
For the year ended December 29, 2006:
Cost of products sold	$3,027.8	$(2.9)	$3,024.9
Net loss	$(145.1)	$2.9	$(142.2)

Net loss per ordinary share - Basic	$(2.51)	$0.05	$(2.46)
Net loss per ordinary share - Diluted	$(2.51)	$0.05	$(2.46)

For the year ended December 30, 2005:
Cost of products sold	$2,948.2	$(3.5)	$2,944.7
Net income	$106.6	$3.5	$110.1

Net income per ordinary share - Basic	$1.84	$0.06	$1.90
Net income per ordinary share - Diluted	$1.84	$0.06	$1.90

The adjustment to increase retained earnings as of December 29, 2006, includes the adjustment to cost of products sold of $3.5 million for the year ended December 30, 2005. The effect of the adjustments on years prior to 2005 resulted in an adjustment to increase retained earnings as of January 1, 2005 of $8.2 million. Our Consolidated Statement of Shareholders’ Equity has been adjusted to reflect the cumulative effect adjustment as of January 1, 2005.

Cash and Cash Equivalents

We classify as cash equivalents all highly liquid investments with a maturity of three months or less at the time of purchase. Also included in cash and cash equivalents are certificates of deposits for which the aggregate amount are foreign deposits.

Trade Receivables and Concentrations of Credit Risk

Trade receivables are recognized on our accompanying consolidated balance sheets at fair value. We perform ongoing credit evaluations of our customers and adjust credit limits based upon payment history and customers’ credit worthiness, as determined by our review of their current credit information. We continuously monitor collections and payments from our customers and maintain a provision for estimated credit losses based upon our historical experience, specific customer collection issues that we have identified and reviews of agings of trade receivables based on contractual terms. We generally do not require collateral on trade accounts receivable. No single customer’s receivable balance is considered to be large enough to pose a significant credit risk to us.

Inventories

Inventories are valued at the lower of cost or market. Cost is computed using the weighted average cost method for finished goods, which includes fresh produce and prepared food and the first-in first-out, actual cost or average cost methods for raw materials and packaging supplies. Raw materials and packaging supplies inventory consists primarily of agricultural supplies, containerboard, packaging materials and spare parts.

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

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

3. Summary of Significant Accounting Policies (continued)

Investments in Unconsolidated Companies

Investments in unconsolidated companies are accounted for under the equity method of accounting for investments of 20% or more in companies over which we do not have control except for two VIE’s. See note 6, “Investments in Unconsolidated Companies” and note 7, “Variable Interest Entities”.

Property, Plant and Equipment and Other Definite-Lived or Long-Lived Assets

Property, plant and equipment are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, which range from 10 to 40 years for buildings, 5 to 20 years for ships and containers, 3 to 20 years for machinery and equipment, 3 to 7 years for furniture, fixtures and office equipment and 5 to 10 years for automotive equipment. Leasehold improvements are amortized over the term of the lease, or the estimated useful life of the related asset, whichever is shorter. Definite-lived intangibles are amortized over their useful lives with a weighted average amortization period of 22 years. When assets are retired or disposed of, the costs and accumulated depreciation or amortization are removed from the respective accounts and any related gain or loss is recognized. Maintenance and repairs are charged to expense as incurred. Significant expenditures, which extend the useful lives of assets, are capitalized. Interest is capitalized as part of the cost of construction. Costs related to land improvements for bananas, pineapples and non-tropical fruit and other agricultural projects are deferred during the formative stage and are amortized over the estimated life of the project.

We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the carrying amount of an asset exceeds the asset’s fair value, we measure and record an impairment loss for the excess. An asset’s fair value is assessed by either determining the expected future discounted cash flow of the asset or by independent appraisal. For long-lived assets held for sale, we record impairment losses when the carrying amount is greater than the fair value less the cost to sell. We discontinue depreciation of long-lived assets when these assets are classified as held for sale and include the net book value of these assets in prepaid expenses and other current assets. Our long-lived assets are primarily composed of property, plant and equipment and definite-lived intangible assets. See note 8, “Property, Plant and Equipment” and note 9, “Goodwill and Other Intangible Assets”.

We recorded charges related to impairment of long-lived assets in 2007, 2006 and 2005 of $15.5 million, $56.4 million and $3.1 million, respectively. Such charges are included under the caption “Asset impairment and other charges” in the accompanying Consolidated Statements of Income for the years ended December 28, 2007, December 29, 2006 and December 30, 2005, respectively, and as described further in note 4, “Asset Impairment and Other Charges”.

There are numerous uncertainties and inherent risks in conducting business, such as but not limited to general economic conditions, actions of competitors, ability to manage growth, actions of regulatory authorities, pending investigations and/or litigation, customer demand and risk relating to international operations. Adverse effects from these risks may result in adjustments to the carrying value of our assets and liabilities in the future including, but not necessarily limited to, long-lived assets.

Goodwill and Indefinite-Lived Intangible Assets

Our goodwill represents the excess of the purchase price of business combinations over the fair value of the net assets acquired. We assess goodwill and indefinite-lived intangible assets for impairment with the assistance of an independent valuation firm on an annual basis as of October 1, or sooner if events indicate such a review is necessary. Potential impairment exists if the fair value of a reporting unit to which goodwill has been allocated or the fair value of indefinite-lived intangible assets, is less than their respective carrying values. The amount of the impairment to recognize, if any, is calculated as the amount by which the carrying value of goodwill exceeds its implied value or the amount of the carrying value of the intangible asset exceeds its fair value. Future changes in the estimates used to conduct the impairment review, including revenue projections, market values and changes in the discount rate used could cause the analysis to indicate that our goodwill or indefinite-lived intangible assets are impaired in subsequent periods and result in a write-off of a portion or all of goodwill. The discount rate used is based on independently calculated risks, our capital mix and an estimated market premium. The assumptions used in estimating revenue projections are consistent with those used for internal planning.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

3. Summary of Significant Accounting Policies (continued)

There are numerous uncertainties and inherent risks in conducting business, such as but not limited to general economic conditions, actions of competitors, ability to manage growth, actions of regulatory authorities, pending investigations and/or litigation, customer demand and risk relating to international operations. Adverse effects from these risks may result in adjustments to the carrying value of our assets and liabilities in the future including, but not necessarily limited to, goodwill and indefinite-lived intangible assets.

We recorded an impairment charge to the carrying value of goodwill which resulted from the acquisition of Standard Fruit and Vegetable Co., Inc. (“Standard”) based on the valuation performed on October 1, 2006. Accordingly, a charge to the carrying value of goodwill in the amount of $12.5 million was recorded and included in “Asset impairment and other charges” in 2006 related to the other fresh produce segment. As of December 28, 2007, we are not aware of any items or events that would cause further adjustment to the carrying value of goodwill. See note 4, “Asset Impairment and Other Charges” and note 9, “Goodwill and Other Intangible Assets”.

Based on the valuation performed as of October 1, 2006 and concluded during the fourth quarter of 2006, we recorded an impairment charge related to the perpetual, royalty-free license to use the Del Monte® brand for processed and/or canned foods acquired as a result of the acquisition of Del Monte Foods, an indefinite-lived intangible asset (the “trademarks”). Accordingly, an impairment charge of $8.9 million was recorded during 2006. See note 4, “Asset Impairment and Other Charges” and note 9, “Goodwill and Other Intangible Assets”. As of December 28, 2007, we are not aware of any items or events that would cause further adjustment to the carrying value of the trademarks.

The trademarks are highly sensitive to differences between estimated and actual cash flows and changes in the related discount rate used to evaluate the fair value of this asset. We estimate that a 5% decrease in the expected future cash flows from the products that utilize the trademarks and a one-percentage point increase in the discount rate used would result in a further impairment loss of approximately $3.6 million related to this asset.

Revenue Recognition

Revenue is recognized on sales of products when the customer agrees to the terms of the sale and receives title to the goods, generally upon delivery and when collectability is reasonably assured.

Cost of Products Sold

Cost of products sold includes the cost of produce, packaging materials, labor, depreciation, overhead, transportation and other distribution costs, including handling costs incurred to deliver fresh produce or prepared products to customers.

As a result of the decision to exit all production activities in Hawaii in 2006, we evaluated the need for a lower of cost or market adjustment to the deferred growing crops inventory in light of changes in circumstances resulting from inefficiencies associated with employee turnover, reductions in forecasted production volume and a decline in pineapple market prices and recorded $24.6 million in cost of products sold. In addition in 2006, we incurred $1.8 million in inventory write-offs recorded in cost of products sold as a result of the closure of the Italian production facility.

During 2006, an investigation of a low level contamination of our canned pineapple product from our Kenya operation was concluded, in which low levels of contamination were confirmed. In connection with that matter, we launched a product withdrawal and disposal program with respect to our Kenya canned pineapple prepared food products which resulted in charges of $16.6 million included in cost of products sold related to contaminated inventory on hand and destruction costs. In addition, we recorded $2.2 million in sales claims related to product returns from customers as a result of the Kenya product withdrawal and disposal program. During 2007, we incurred an additional $1.1 million in sales claims related to product returns and $0.2 million in additional restructuring costs. Based on information currently available, we believe that no additional reserves with respect to this matter are currently required. We maintain product contamination insurance for these purposes and during the fourth quarter of 2007 we recorded a credit of $3.0 million included in cost of products sold related to insurance proceeds received.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

3. Summary of Significant Accounting Policies (continued)

Advertising and Promotional Costs

We expense advertising and promotional costs as incurred. Advertising and promotional costs, which are included in selling, general and administrative expenses, were $23.7 million, $38.4 million, and $27.5 million for 2007, 2006 and 2005, respectively.

Debt Issuance Costs

Debt issuance costs relating to long-term debt are amortized over the term of the related debt instrument using the straight-line method as the costs are primarily related to the revolving credit facility and are included in other noncurrent assets. Debt issuance cost amortization, which is included in interest expense, was $1.2 million, $1.0 million and $0.9 million, for 2007, 2006 and 2005, respectively. These amounts are included in the depreciation and amortization caption in the Consolidated Statements of Cash Flows for the years ended 2007, 2006 and 2005.

Income Taxes

Deferred income taxes are recognized for the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year end, based on enacted tax laws and statutory tax rates applicable to the year in which the differences are expected to affect taxable income. Valuation allowances are established when it is deemed more likely than not that some portion or all of the deferred tax assets will not be realized. See note 2, “Staff Accounting Bulletin No. 108” and note 12, “Income Taxes”.

We adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”) effective December 30, 2006, the first day of our 2007 year, which clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with SFAS 109, “Accounting for Income Taxes” (“SFAS 109”) and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As of the date of adoption, we had $11.1 million of uncertain tax positions. At December 28, 2007, we had $10.8 million of uncertain tax positions. See note 12, “Income Taxes”.

Environmental Remediation Liabilities

Losses associated with environmental remediation obligations are accrued when such losses are probable and can be reasonably estimated. See note 18, “Litigation”.

Currency Translation

For our operations in countries that are not highly inflationary and where the functional currency is other than the U.S. dollar, balance sheet amounts are translated using the exchange rate in effect at the balance sheet date. Income statement amounts are translated monthly using the average exchange rate for the respective month. The gains and losses resulting from the changes in exchange rates from year-to-year are recorded as a component of accumulated other comprehensive income or loss as currency translation adjustments.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

3. Summary of Significant Accounting Policies (continued)

For our operations where the functional currency is the U.S. dollar or where the operations are located in highly inflationary countries, non-monetary balance sheet amounts are translated at historical exchange rates. Other balance sheet amounts are translated at the exchange rates in effect at the balance sheet date. Income statement accounts, excluding those items of income and expenses that relate to non-monetary assets and liabilities, are translated at the average exchange rate for the month. These remeasurement adjustments are included in the determination of net income (loss) under the caption “Other income (expense), net.”

Other income (expense), net, in the accompanying Consolidated Statements of Income includes $14.9 million net gain and $3.5 million and $2.6 million net losses on foreign exchange for 2007, 2006 and 2005, respectively. These amounts include the effect of foreign currency remeasurement, realized foreign currency transaction gains and losses and changes in the value of foreign currency denominated accounts receivable and accounts payable.

Other Income (Expense), Net

In addition to foreign currency gains and losses, other income (expense), net, also consists of equity losses of unconsolidated companies, gains and losses from sales of investments and property, plant and equipment, gains from recoveries under insurance policies and other items of non-operating income and expenses.

During 2006, we wrote-down our investment in Harvest Produce Holdings, LLC, Texas by $0.7 million to its fair value of $0.4 million, as a result of exit activities in North America. This charge was included in the other income (expense), net caption in the Consolidated Statements of Income. See note 6, “Investment in Unconsolidated Companies”.

Stock-Based Compensation

Effective December 31, 2005 (the first day of our 2006 year), we adopted Statement of Financial Accounting Standards No.123 (revised 2004), “Share-Based Payments” (“SFAS 123R”). Our share-based payments are composed entirely of stock-based compensation expense as all equity awards granted to employees and members of our Board of Directors, each of whom meets the definition of an employee under the provisions of SFAS 123R, are stock options. We adopted SFAS 123R using the modified prospective basis. Under this method, compensation costs recognized beginning December 31, 2005 included costs related to 1) all share-based payments granted prior to but not yet vested as of December 31, 2005, based on previously estimated grant-date fair values and 2) all share-based payments granted subsequent to December 30, 2005 based on the grant-date fair value estimated in accordance with the provisions of SFAS 123R. We have continued to use the Black-Scholes option pricing model to estimate the fair value of stock options granted subsequent to the date of adoption of SFAS 123R.

Stock-based compensation expense related to stock options for the years ended December 28, 2007 and December 29, 2006, included in the determination of income before income taxes and net income, totaled $5.6 million and $6.6 million on the straight-line, single award basis, or $0.10 and $0.11 per diluted share, respectively, and are included in the Consolidated Statements of Income for the year ended December 28, 2007 in selling, general and administrative expenses. We are in a net operating loss position in the relevant jurisdictions for the years ended 2006 and 2007. Therefore deferred tax assets related to stock-based compensation expense have been fully reserved and there was no reduction in taxes currently payable or related effect on cash flows as the result of excess tax benefits from stock options exercised in these periods. The amount of cash received from the exercise of stock options was $13.3 million and $0.3 million for the years ended December 28, 2007 and December 29, 2006, respectively.

Prior to December 31, 2005, the first day of our 2006 year, we measured stock-based compensation expense using the intrinsic value method of accounting as prescribed in Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations, but disclosed the pro forma effects on net earnings and earnings per share as if stock-based compensation expense had been recognized based upon the fair value-based method at the date of grant for stock options awarded consistent with the provisions of Statement of Financial Accounting Standards No.123 “Accounting for Stock-Based Compensation Expense” (“SFAS 123”).

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

3. Summary of Significant Accounting Policies (continued)

We reported pro forma information for the year ended December 30, 2005 as follows (U.S. dollars in millions, except per share data):

Year ended December 30, 2005
Reported net income as adjusted (1)	$110.1
Deduct: Stock-based compensation expense under fair value method, net of related tax effects	(5.6)

Net income, pro forma	$104.5

Net income per ordinary share, as adjusted (1):
Basic	$1.90

Diluted	$1.90

Net income per ordinary share, pro forma:
Basic	$1.80

Diluted	$1.80

(1)	See note 3 related to “Accounting for Planned Major Maintenance Activities” for additional information

Because the exercise price of our employee stock options equaled the market price of the underlying stock on the date of grant, no compensation expense was recorded for stock options issued to employees during 2005.

See note 16, “Stock Based Compensation” for more information.

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

Retirement and Other Employee Benefits

Using appropriate actuarial methods and assumptions, we account for defined benefit pension plans in accordance with SFAS No. 87, “Employers’ Accounting for Pensions” (“SFAS 87”) and for our other post-retirement benefit plans in accordance with SFAS No. 106, “Employers’ Accounting for Post-retirement Benefits Other Than Pensions” (“SFAS 106”) as amended by SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Post-retirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)” (“SFAS 158”).

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

3. Summary of Significant Accounting Policies (continued)

Effective December 29, 2006 we adopted the provisions of SFAS 158 which requires that previously unrecognized actuarial gains or losses, prior service costs or credits and transition obligations or assets be recognized generally through adjustments to accumulated other comprehensive income and credits to prepaid benefit cost or accrued benefit liability. As a result of these adjustments, the current funded status of defined benefit pension plans and other post-retirement benefit plans is reflected in our Consolidated Balance Sheets as of December 28, 2007 and December 29, 2006. See note 15, “Retirement and Other Employee Benefits”.

The following table reflects the effects of the adoption of SFAS 158 on our consolidated balance sheet (U.S. dollars in millions):

	December 29, 2006 (1)
	Before application of SFAS 158	Adjustments	After application of SFAS 158
Deferred income tax assets, noncurrent	$45.4	$1.7	$47.1
Total assets	$2,087.9	$1.7	$2,089.6

Accounts payable and accrued expenses	$360.7	$3.3	$364.0
Total current liabilities	$393.7	$3.3	$397.0

Retirement benefits	$92.1	$(13.7)	$78.4
Total liabilities	$1,061.5	$(10.4)	$1,051.1

Accumulated other comprehensive income	$4.9	$12.1	$17.0
Total shareholders' equity	$1,014.2	$12.1	$1,026.3

Total liabilities and shareholders' equity	$2,087.9	$1.7	$2,089.6

(1)	See note 3 related to "Accounting for Planned Major Maintenance Activities" for additional information

Reclassifications

Certain amounts from 2006 and 2005 have been reclassified to conform to the 2007 presentation.

New Accounting Pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 157,” Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measures required under other accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value. SFAS No. 157 is effective for years beginning after November 15, 2007 (“Phase 1”). Additionally on February 6, 2008, the FASB finalized FASB Staff Position 157-b, “Fair Value Measurements” and agreed to defer the effective date of Statement 157 until years beginning after November 15, 2008 for certain nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The deferral applies to the annual assessment of fair value performed for goodwill and indefinite-lived intangible assets, long-lived assets measured at fair value for an impairment assessment under SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, asset retirement obligations accounted for under SFAS No. 143, “Accounting for Asset Retirement Obligations” and liabilities for exit or disposal activities initially measured at fair value under SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

3. Summary of Significant Accounting Policies (continued)

The FASB also agreed to exclude certain leasing transactions accounted for under SFAS 13, “Accounting for Leases” from the scope of SFAS 157. The deferral does not apply to derivatives within the scope of SFAS 133, “Accounting for Derivative Instruments and Hedging Activities” among others. We are currently evaluating the impact of adopting SFAS No. 157 to our consolidated financial statements, however the impact to phase 1 of SFAS 157 is expected to be immaterial.

In September 2006, FASB issued SFAS 158. Effective December 29, 2006, we adopted the provisions of SFAS 158 and the resulting adjustments are reflected in our consolidated balance sheet as of December 29, 2006. SFAS 158’s provisions regarding the change in measurement date are effective for year ending December 26, 2008. We have determined that the change in measurement date from November 30th to the year end balance sheet date will have an immaterial impact on our consolidated financial statements. See note 15, “Retirement and Other Employee Benefits”.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115” (“SFAS 159”). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. SFAS 159 is effective for us on December 29, 2007, the first day our 2008 year. We have not elected to apply the provisions of SFAS No. 159 as of December 29, 2007 and thus there is no impact of applying SFAS 159 on our consolidated financial statements.

On December 4, 2007, the FASB issued Statement No. 141(R), “Business Combinations” (“SFAS 141(R)”) and Statement No. 160, “Accounting and Reporting of Noncontrolling Interest in Consolidated Financial Statements, an amendment of ARB No. 51” (SFAS “160”). These new standards will significantly change the accounting for and reporting of business combination transactions and noncontrolling (minority) interests in consolidated financial statements. SFAS 160 requires classification of noncontrolling interests as a component of consolidated shareholder’s equity and the elimination of “minority interest” accounting in results of operations. Earnings attributable to noncontrolling interests are required to be reported as part of consolidated earnings and not as a separate component of income or expense. However, earnings attributable to the noncontrolling interests are required to be disclosed on the face of the income statement. SFAS 141(R) and SFAS 160 are required to be adopted simultaneously and are effective for the first annual reporting period beginning on or after December 15, 2008. Earlier adoption is prohibited. We are currently evaluating the impact of adopting SFAS 141(R) and SFAS 160 to our consolidated financial statements.

4. Asset Impairment and Other Charges

We recorded asset impairment and other charges totaling $12.5 million, $105.3 million and $3.1 million for the years ended 2007, 2006 and 2005, respectively, which were the result of exit activities and asset impairments.

The following represents a summary of asset impairment and other charges for the years ended 2007, 2006 and 2005 (U.S. dollars in millions):

	Years ended
	December 28, 2007	December 29, 2006	December 30, 2005
Charges related to asset impairments	$0.2	$50.1	$—
Asset impairment and other charges related to exit activities, net	12.3	55.2	3.1

Total asset impairment and other charges	$12.5	$105.3	$3.1

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

4. Asset Impairment and Other Charges (continued)

The following represents the detail of asset impairment and exit activity charges for the year ended December 28, 2007 by reporting segment and geographic region (U.S. dollars in millions):

	Other Fresh Produce Segment			Prepared Foods Segment
	North America	South America	Middle East	Europe	Totals
Impairment of long-lived and other assets	$0.4	$1.6	$0.2	$13.3	$15.5

Total asset impairment charges	0.4	1.6	0.2	13.3	15.5

One time termination benefits, contract termination costs and other exit activity charges (credits)	(4.4)		—	1.4	(3.0)

Total asset impairment and other charges (credits)	$(4.0)	$1.6	$0.2	$14.7	$12.5

Included in the $12.5 million for the year ended 2007 are $15.5 million of asset impairment charges primarily related to exit activities in Europe, North and South America and net credit of $3.0 million related to exit activities. Included in the $3.0 million net credit are $2.5 million in one-time termination benefits and contract termination charges resulting from exit activities in Europe and North America and a net gain of $5.5 million primarily related to the U.S. based post-retirement healthcare plan. Included in the $5.5 million net gain is a curtailment gain of $3.4 million and amortization of deferred pension gains of $2.1 million as a result of the previously announced decision to exit all production activities in Hawaii in 2006.

A significant portion of the 2007 impairment of the long lived assets relates to (1) charges as a result of the closure of the Italian production facility in the prepared food segment and (2) the anticipated closure of one of our production facilities in the United Kingdom for which we will outsource production in the prepared food segment starting in the first quarter of 2008.

Included in the 2007 one-time termination benefits, contract termination costs and other exit activity charges are credits related primarily to (1) the previously announced decision to exit the Hawaiian production operations included in the other fresh produce segment and charges related primarily to (2) a move in our production and distribution strategy in the United Kingdom and our distribution strategy in Belgium to exclusively outsource these functions in the prepared foods segment.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

4. Asset Impairment and Other Charges (continued)

The following represents the detail of asset impairment and exit activity charges for the year ended December 29, 2006 by reporting segment and geographic region (U.S. dollars in millions):

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

Included in the $105.3 million for the year ended 2006 are $84.0 million in asset impairment charges which include $50.1 million of asset impairments related to underutilized facilities and other assets in Europe, Africa and North America and $33.9 million of asset impairments related to exit activities in Europe, Africa and North America. Additionally, there are $21.3 million of one-time termination benefits and contract termination charges resulting from exit activities in Europe, Africa and North America.

A significant portion of the 2006 impairment of the long lived assets including definite-lived intangible assets relates to (1) underutilized facilities and equipment in South Africa in the other fresh produce segment, (2) the closure of the Italian production facility in the prepared food segment and (3) the rationalization of the South African canning operation in the prepared foods segment.

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

Asset impairment charges of $3.1 million were recorded in 2005 primarily based on the underutilization of a facility in North America related to the other fresh produce segment and as a result of damages sustained from Hurricane Katrina at the New Orleans distribution center.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

4. Asset Impairment and Other Charges (continued)

The following represents the roll forward of exit activity reserves for the year ended December 28, 2007 (U.S. dollars in millions):

	Exit activity reserve balance at December 29, 2006	Impact to Earnings	Cash Paid	Exit activity reserve balance at December 28, 2007
One time termination benefits	$13.3	$2.2	$(11.1)	$4.4
Contract termination and otherexit activity charges	9.0	0.3	(6.7)	2.6

	$22.3	$2.5	$(17.8)	$7.0

5. Inventories

Inventories consisted of the following (U.S. dollars in millions):

	December 28, 2007	December 29, 2006
Finished goods	$170.7	$187.4
Raw materials and packaging supplies	126.2	117.5
Growing crops	110.0	100.4

Total inventories	$406.9	$405.3

6. Investments in Unconsolidated Companies

We utilize the equity method of accounting for investments in 20% to 50% owned companies. Investments in unconsolidated companies accounted for under the equity method amounted to $10.3 million and $11.8 million at December 28, 2007 and December 29, 2006, respectively. At December 28, 2007 and December 29, 2006, net amounts receivable from unconsolidated companies amounted to $0.2 million and $0.7 million, respectively.

Investments in unconsolidated companies consisted of the following at December 28, 2007:

Company	Business	Ownership Interest
Melones De Costa Rica, S.A.	Melon production	50%
Hacienda Filadelfia, S.A.	Melon production	50%
Frutas de Parrita, S.A.	Melon production	50%
Texas Specialty Produce Investors, LLC, Texas	Supplier of specialty produce and herbs	50%
Cartorama S.A.	Carton box corrugators	10%

We are fully consolidating the financial position and results of operations of Davao Agricultural Ventures Corporation (“Davco”) and Southern Fresh Products, Inc (“Southern”), 40%-owned investments, as both were determined to be VIE’s. See Note 7, “Variable Interest Entities”.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

6. Investments in Unconsolidated Companies (continued)

Purchases from unconsolidated companies were $60.3 million, $60.8 million and $55.4 million for 2007, 2006 and 2005, respectively.

Combined financial data of unconsolidated companies accounted for under the equity method is summarized as follows (U.S. dollars in millions)(unaudited):

	December 28, 2007	December 29, 2006
Current assets	$6.3	$10.5
Noncurrent assets	18.2	21.5
Current liabilities	(8.5)	(6.1)
Noncurrent liabilities	(0.7)	(2.1)

Net worth	$15.3	$23.8

	Years ended
	December 28, 2007	December 29, 2006	December 30, 2005
Net sales	$50.6	$73.2	$61.5

Gross (loss) profit	$(5.8)	$3.0	$1.3

Net loss	$(6.0)	$(1.5)	$(3.9)

Our portion of losses in unconsolidated companies amounted to $3.2 million, $1.6 million and $2.1 million in 2007, 2006 and 2005, respectively, and is included in other income (expense), net. The portion of losses in unconsolidated companies for the year ended December 29, 2006 includes a write-down of the investment in Harvest Produce Holdings, LLC, Texas of $0.7 million, as a result of exit activities in North America. This charge was included in the “Other income (expense), net” caption in the Consolidated Statements of Income for the year ended December 29, 2006. See note 3, “Summary of Significant Accounting Policies”. Dividends received from unconsolidated subsidiaries amounted to $0.4 million in 2005. There were no dividends received from unconsolidated subsidiaries in 2007 and 2006.

7. Variable Interest Entities

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

Upon adopting FIN 46R in 2004, we concluded that our investment in Davco fit the definition of a VIE pursuant to FIN 46R and began fully consolidating Davco. In 2005, we acquired a 40% equity investment in Southern, which began to show activity during 2006. Davco and Southern are Del Monte gold pineapple producers in the Philippines that sell all of their pineapple to us and in which we have a 40% equity investment. At December 28, 2007 and December 29, 2006, Davco had approximately $2.5 million and $0.6 million, respectively, in long-term debt that is collateralized by its property, plant and equipment, primarily composed of buildings and machinery, various properties of the 60% majority equity investor and further guaranteed by a $1.0 million standby letter of credit issued by us.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

7. Variable Interest Entities (continued)

At December 28, 2007 and December 29, 2006, Southern had approximately $6.9 million and $6.0 million, respectively, in long term debt that is collateralized by its property, plant and equipment, primarily composed of buildings and machinery and various properties of the 60% majority equity investor and further guaranteed by a $2.8 million standby letter of credit issued by us.

Although we are the minority owner of Davco and Southern, we have profit-sharing arrangements with Davco and Southern that result in us realizing 70% of Davco’s and Southern’s profits. Based on the criteria of FIN 46R, Davco and Southern are both considered to be VIE’s as we are the primary beneficiary of Davco’s and Southern’s expected residual returns or losses. Although we are the primary beneficiary, the creditors of Davco or Southern do not have recourse against our general credit.

Financial highlights for Davco and Southern are as follows: (U.S. dollars in millions):

	December 28, 2007		December 29, 2006
	Davco	Southern	Davco	Southern
Inventory	$7.1	$4.0	$5.7	$3.5
Current assets	8.8	6.0	7.0	4.4
Other assets	5.7	10.8	5.0	7.6
Accounts payable and other accruals	1.9	1.3	2.4	0.6
Current portion of long-term debt	—	—	0.5	—
Long-term debt	2.5	6.9	0.1	6.0
Minority interest, currency translation losses and other equity	9.9	9.3	8.4	6.3

	Years ended
	December 28, 2007		December 29, 2006		December 30, 2005
	Davco	Southern	Davco	Southern	Davco	Southern
Net sales	$9.6	$6.7	$8.0	$2.0	$8.4	$—
Gross profit (loss)	(0.6)	(0.5)	(0.6)	0.1	1.0	(0.2)
Net income (loss)	(0.2)	—	(0.1)	0.1	0.3	(0.1)

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

8. Property, Plant and Equipment

Property, plant and equipment consisted of the following (U.S. dollars in millions):

	December 28, 2007	December 29, 2006
Land and land improvements	$349.4	$327.4
Buildings and leasehold improvements	311.7	281.9
Machinery and equipment	317.2	294.1
Maritime equipment (including containers)	252.8	251.4
Furniture, fixtures and office equipment	91.5	89.3
Automotive equipment	40.1	35.4
Construction-in-progress	37.8	60.5

	1,400.5	1,340.0
Less: accumulated depreciation and amortization	(548.7)	(499.5)

Property, plant and equipment, net	$851.8	$840.5

Depreciation and amortization expense on property, plant and equipment including assets under capital leases, amounted to $78.6 million, $81.6 million and $81.5 million for 2007, 2006 and 2005, respectively.

Containers, machinery and equipment and automotive equipment under capital leases totaled $33.4 million and $33.5 million at December 28, 2007 and December 29, 2006, respectively. Accumulated amortization for assets under capital leases was $10.5 million and $11.6 million at December 28, 2007 and December 29, 2006, respectively.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

9. Goodwill and Other Intangible Assets

The following table reflects our indefinite-lived intangible assets including goodwill and our definite-lived intangible assets along with related accumulated amortization by major category (U.S. dollars in millions):

	December 28, 2007	December 29, 2006
Goodwill	$253.2	$251.9
Indefinite-lived intangible assets
Trademarks	74.6	74.4
Definite-lived intangible assets
Definite-lived intangible assets	13.5	10.9
Accumulated amortization	(8.2)	(7.3)

Definite-lived intangible assets, net	5.3	3.6

Goodwill and other intangible assets, net	$333.1	$329.9

Indefinite-lived and definite-lived intangible assets are included in the “Other noncurrent assets” caption in the Consolidated Balance Sheets.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

9. Goodwill and Other Intangible Assets (continued)

The following table reflects the changes in the carrying amount of goodwill by operating segment (U.S. dollars in millions):

	Year ended December 28, 2007
	Beginning	Acquisitions	Foreign Exchange and Other	Charges	Ending
Bananas	$43.9	$—	$0.7	$—	$44.6
Other fresh produce	121.4	—	0.3	—	121.7
Other products and services	2.3	—	—	—	2.3
Prepared food	84.3	—	0.3	—	84.6

Totals	$251.9	$—	$1.3	$—	$253.2

	Year ended December 29, 2006
	Beginning	Acquisitions	Foreign Exchange and Other	Charges	Ending
Bananas	$38.9	$—	$5.0	$—	$43.9
Other fresh produce	138.3	0.4	(4.8)	(12.5)	121.4
Other products and services	2.5	—	(0.2)	—	2.3
Prepared food	69.6	—	14.7	—	84.3

Totals	$249.3	$0.4	$14.7	$(12.5)	$251.9

In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, we review goodwill for impairment on an annual basis or sooner if indicators of impairment arise. Based on the valuation of goodwill performed as of October 1, 2007, the fair value of goodwill exceeded its carrying value and thus there was no impairment to be recorded. Based on the valuation performed as of October 1, 2006 and concluded during the fourth quarter of 2006, we determined that goodwill which resulted from the acquisition of Standard on January 27, 2003 was impaired as a result of less than expected volumes. Accordingly, a charge to the carrying value of goodwill in the amount of $12.5 million was recorded in 2006 related to the other fresh produce segment. As of December 28, 2007, we are not aware of any items or events that would cause a further adjustment to the carrying value of goodwill. See note 3, “Summary of Significant Accounting Policies”.

Based on the valuation of the trademarks performed as of October 1, 2007, the fair value of the trademarks exceeded their carrying value and thus there was no impairment to be recorded. Based on the valuation performed as of October 1, 2006 on the trademarks and concluded during the fourth quarter of 2006, it was determined that their carrying value was higher than the fair value of this indefinite-lived intangible asset as a result of a discontinued product line. Accordingly, an impairment charge of $8.9 million was recorded during 2006. As of December 28, 2007, we are not aware of any items or events that would cause a further adjustment to the carrying value of the trademarks.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

9. Goodwill and Other Intangible Assets (continued)

Included in the valuation of the net assets acquired related to the Can-Am Express, Inc. (“Can-Am”) acquisition on August 11, 2004, was a lease franchise agreement that entitled us to substantial discounts and rebates on future purchases of trucks, trailers and other trucking-related equipment. As a result of the valuation of Can-Am’s assets, performed by an independent valuation firm, $8.4 million of the purchase price was allocated to the value of this agreement and was reclassified from the goodwill of other products and services to amortizable intangible assets. During 2006, we wrote-off the remaining unamortized value of the lease franchise agreement of $7.2 million due to underutilization of this long-lived intangible asset related to the other products and services reporting segment, see note 4, “Asset Impairment and Other Charges”.

We also wrote-off the remaining unamortized value of a customer list intangible of $2.1 million related to the banana and other fresh produce segments due to underutilization. Trademarks and definite-lived intangible assets are included in the accompanying Consolidated Balance Sheet in other noncurrent assets as of December 28, 2007.

On June 28, 2007, we acquired certain assets of Ahmed Abu-Ghazaleh & Sons Company (“AAG”) for a purchase price of $3.1 million, of which $3.0 million related to definite-lived intangible assets which will be amortized over 4 years. For the year ended December 28, 2007, we recorded $0.4 million in amortization expense related to these assets. See note 20, “Related Party Transactions”.

Amortization expense related to definite-lived intangible assets totaled $0.9 million, $1.1 million and $6.4 million for 2007, 2006 and 2005, respectively.

The estimated amortization expense related to definite-lived intangible assets for the five succeeding years is as follows (U.S. dollars in millions):

2008	$0.9
2009	0.9
2010	0.9
2011	0.3
2012	0.1

10. Accumulated Other Comprehensive Income (Loss)

Accumulated other comprehensive income (loss) consisted of the following (U.S. dollars in millions):

	Unrealized Gain (Loss) On Derivatives	Currency Translation Adjustment	Additional Minimum Pension Liability	Retirement Benefit Adjustment, Net of Tax	Total
Balance at December 31, 2004	$(26.9)	$6.5	$(2.5)	$—	$(22.9)
Current year net change in other comprehensive income (loss)	61.9	(41.6)	(0.5)	—	19.8

Balance at December 30, 2005	35.0	(35.1)	(3.0)	—	(3.1)
Current year net change in other comprehensive income (loss)	(34.3)	43.9	(1.6)	—	8.0
Impact of adoption of SFAS No. 158	—	—	—	12.1	12.1

Balance at December 29, 2006	0.7	8.8	(4.6)	12.1	17.0
Current year net change in other comprehensive income (loss)	(7.0)	17.9	—	11.4	22.3

Balance at December 28, 2007	$(6.3)	$26.7	$(4.6)	$23.5	$39.3

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

10. Accumulated Other Comprehensive Income (Loss)

Effective December 29, 2006, we adopted SFAS 158 which requires the recognition of the funded status of defined benefit pension plans and other postretirement plans (collectively, “the plans”) on the consolidated balance sheets and the corresponding offset to accumulated other comprehensive income (loss). As a result of adopting SFAS 158, we recorded $12.1 million to accumulated other comprehensive income (loss). As of December 28, 2007, the funded status of the plans reflected in accumulated other comprehensive income (loss) is classified as “Retirement Benefit Adjustment, Net of Tax”. As a result of the adoption of SFAS 158, there is no impact in other comprehensive income (loss) related to the additional minimum pension liability for the year ended December 28, 2007.

11. Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consisted of the following (U.S. dollars in millions):

	December 28, 2007	As adjusted (a) December 29, 2006

Trade and other payables	$151.1	$146.7
Accrued fruit purchases	19.1	21.5
Vessel and port operating expenses	19.2	16.0
Payroll and employee benefits	26.1	32.1
Accrued promotions	10.1	9.8
Other accrued expenses	132.9	137.9

Accounts payable and accrued expenses	$358.5	$364.0

(a)	See note 3 for additional information

Other accrued expenses is primarily composed of accruals for inland freight costs incurred, purchases received but not invoiced and other accruals, none of which individually exceeds 5% of current liabilities.

12. Income Taxes

The provision for (benefit from) income taxes consisted of the following (U.S. dollars in millions):

	Years ended
	December 28, 2007	December 29, 2006	December 30, 2005
Current:
U.S. federal income tax	$(0.3)	$—	$(0.5)
State	—	0.4	0.2
Non-U.S.	(0.6)	6.1	(0.8)

	$(0.9)	$6.5	$(1.1)

Deferred:
U.S. federal income tax	$0.9	$(1.4)	$(6.3)
State	0.1	(0.2)	(0.7)
Non-U.S.	1.3	(5.4)	(0.2)

	$2.3	$(7.0)	$(7.2)

	$1.4	(0.5)	$(8.3)

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

12. Income Taxes (continued)

Income (loss) before income taxes consisted of the following (U.S. dollars in millions):

	Years ended
		As adjusted (a)
	December 28, 2007	December 29, 2006	December 30, 2005
U.S.	$14.2	$(88.4)	$(35.2)
Non-U.S.	$167.0	(54.3)	137.0

	$181.2	$(142.7)	$101.8

(a)	See note 3 for additional information

The differences between the reported provision for (benefit from) income taxes and income taxes computed at the U.S. statutory federal income tax rate are explained in the following reconciliation (U.S. dollars in millions):

	Years ended
		As adjusted (a)
	December 28, 2007	December 29, 2006	December 30, 2005

Income tax provision (benefit) computed at the U.S. statutory federal rate	$63.4	$(50.0)	$35.6
Effect of tax rates on non-U.S. operations	21.9	(34.7)	(103.8)
Provision for (reversal of) tax contingencies/uncertain tax positions	(3.6)	1.5	(3.1)
Non-deductible differences	0.3	4.7	(6.2)
Other	1.6	(4.7)	(3.0)
(Decrease)/increase in valuation allowance	(82.2)	82.7	72.2

Reported provision for (benefit from) income taxes	$1.4	$(0.5)	$(8.3)

(a)	See note 3 for additional information

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

12. Income Taxes (continued)

Deferred income tax assets and liabilities consisted of the following (U.S. dollars in millions):

	December 28, 2007	December 29, 2006
Deferred tax liabilities
Current:
Allowances and other accrued liabilities	$(2.4)	$—
Inventories	(17.8)	(16.1)

Total current tax liabilities	(20.2)	(16.1)

Noncurrent:
Property, plant and equipment	(73.6)	(65.3)
Equity in earnings of unconsolidated companies	(1.6)	(2.8)
Pension	(7.5)	—
Other noncurrent liabilities	(2.9)	—

Total noncurrent deferred tax liabilities	(85.6)	(68.1)

Total deferred tax liabilities	$(105.8)	$(84.2)

Deferred tax assets:
Current:
Allowances and other accrued liabilities	$16.0	$8.3
Inventories	3.7	—

Total current deferred tax assets	19.7	8.3
Valuation allowance	(10.6)	—

Total net current deferred tax assets	9.1	8.3

Noncurrent:
Pension liability	17.8	18.3
Property, plant and equipment	6.8	—
Post-retirement benefits other than pension	3.4	2.9
Net operating loss carryforwards	174.3	240.1
Capital loss carryover	10.1	33.7
Other noncurrent assets	35.7	28.1

Total noncurrent deferred tax assets	248.1	323.1
Valuation allowance	(184.3)	(276.0)

Total net noncurrent deferred tax assets	63.8	47.1

Total deferred tax assets, net	72.9	55.4

Net deferred tax liabilities	$(32.9)	$(28.8)

The valuation allowance established with respect to the deferred tax assets relates primarily to the Kunia Well Site contingency accounted for under SFAS No. 5, “Accounting for Commitments and Contingencies” (“SFAS 5”) and net operating loss carryforwards in tax jurisdictions where, due to our current and foreseeable operations, it is deemed more likely than not, future taxable income will not be sufficient to realize the related income tax benefits. See note 18, “Litigation” for further information on the Kunia Well Site contingency. During 2007 and 2006, the valuation allowance decreased by $81.1 million and increased by $78.1 million, respectively. The decrease in the valuation allowance in 2007 relates primarily to valuation allowances on reductions in net operating loss carryforwards. As of December 28, 2007 and December 29, 2006, $12.8 million and $39.2 million, respectively, of the valuation allowance for deferred tax assets relates to acquired net operating loss carryforwards of Del Monte Foods. The majority of benefits from net operating losses carried forward, from Del Monte Foods, may be impacted and/or limited in certain circumstances. Future reduction of this valuation allowance as the result of the recognition of these acquired income tax benefits, if any, would be allocated to reduce the related goodwill created in the acquisition of Del Monte Foods.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

12. Income Taxes (continued)

Except for earnings that are currently distributed, no additional provision has been made for U.S. or non-U.S. income taxes on the undistributed earnings of subsidiaries, as such earnings are expected to be permanently reinvested. A liability could arise if amounts are distributed by such subsidiaries or if such subsidiaries are ultimately disposed. It is not practicable to estimate the additional income taxes related to permanently reinvested earnings or the basis differences related to investments in subsidiaries.

At December 28, 2007, we had approximately $648.6 million of federal and foreign tax operating loss carryforwards expiring as follows (U.S. dollars in millions):

2008	$1.6
2009	0.7
2010	9.3
2011 and beyond	138.5
No expiration	498.5

Total	$648.6

Included in the total tax operating loss carryforwards at December 28, 2007, we had $20.9 million of loss carryforwards for U.S. tax purposes resulting from stock option exercises from 2004 to 2007, which have expiration dates beginning in 2023.

At December 28, 2007, we had state tax operating loss carryforwards ranging up to $21.9 million, which have various expiration dates within the years 2008-2026.

A reconciliation of the beginning and ending amount of uncertain tax positions excluding interest and penalties is as follows (U.S. dollars in millions):

Uncertain tax positions at December 30, 2006(a)	$11.1
Gross decreases - tax positions in prior period	(8.3)
Gross increases - current -period tax positions	8.5
Settlements	(0.8)
Foreign exchange	0.3

Uncertain tax positions at December 28, 2007	$10.8

(a)	December 30, 2006 is the first day of our 2007 year

For the year ended December 28, 2007, $8.3 million of uncertain tax positions were reversed primarily as a result of the resolution of a tax audit and $.8 million was reversed primarily as a result of a settlement of a tax audit.

As of December 28, 2007, we had $5.9 million of uncertain tax positions, that, if recognized would affect the effective income tax rate.

Included in the $10.8 million uncertain tax positions as of December 28, 2007 is $3.1 million expected to reverse within the next 12 months related to completion of foreign income tax audits and lapse of statute of limitations. The tax years 1988-2006 remain subject to examination by taxing authorities throughout the world in major jurisdictions, such as Brazil, Chile, Costa Rica, Italy, Germany, Greece, Guatemala, Japan, Kenya, South Korea, South Africa, the United Kingdom and the United States.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

12. Income Taxes (continued)

Effective December 30, 2006, the first day of our 2007 year, we changed our accounting policy and began to classify interest and penalties on uncertain tax positions as a component of income tax expense in the Consolidated Statements of Income. Prior to December 29, 2006 interest on tax liabilities was classified as interest expense. We recognized a net benefit related to interest and penalties of $0.4 million for the year ended December 28, 2007. Accrued interest and penalties related to uncertain tax positions as of December 28, 2007 is $2.2 million and is included in accounts payable and accrued expenses and other noncurrent liabilities.

13. Long-Term Debt and Capital Lease Obligations

The following is a summary of long term-debt and capital lease obligations (U.S. dollars in millions):

	December 28, 2007	December 29, 2006
$600.0 million five-year syndicated bank loan (see Revolving Credit Facility below) due November 2009	$65.3	$297.1
$150.0 million Tranche No. 1 incremental term loan amortizing quarterly and maturing on May 10, 2011	143.4	147.2
Various other notes payable	14.4	12.6
Capital lease obligations	15.5	13.0

Total long-term debt and capital lease obligations	238.6	469.9
Less: Current portion	(6.9)	(7.8)

Long-term debt and capital lease obligations	$231.7	$462.1

Revolving Credit Facility

On March 21, 2003, we and certain of our wholly-owned subsidiaries entered into a $400.0 million, four-year syndicated revolving credit facility (“Credit Facility”), with Rabobank Nederland, New York Branch, as administrative agent. On November 9, 2004, the Credit Facility was amended to increase the total revolving commitment to $600.0 million, to add a term loan commitment (the “Term Loan”) of up to $400.0 million, to extend its maturity to November 10, 2009 and to increase the letter of credit facility to $100.0 million. On February 14, 2006, the Credit Facility was amended to increase the allowable repurchase of our ordinary shares in an aggregate amount not to exceed $300.0 million.

On May 10, 2006, the Credit Facility was modified to amend certain financial covenants. On May 10, 2006, we borrowed $150.0 million of the available $400.0 Term Loan commitment and used the proceeds to re-pay a portion of the revolving facility. The term loan is a five- year amortizing loan with quarterly payments of principal and interest. The Term Loan matures on May 10, 2011. The interest rate on the Term Loan (5.88% at December 28, 2007) is based on a spread over London Interbank Offer Rate (“LIBOR”).

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

13. Long-Term Debt and Capital Lease Obligations (continued)

On December 27, 2006, the Credit Facility was further amended to modify the applicable ratios used to determine margins for advances and to amend certain financial covenants.

The Credit Facility is collateralized directly or indirectly by substantially all of our assets and is guaranteed by certain of our subsidiaries. The Credit Facility permits borrowings with an interest rate, determined by our leverage ratio, based on a spread over LIBOR (5.96% at December 28, 2007). At December 28, 2007 and December 29, 2006, $208.7 million (including the term loan) and $444.3 million, respectively, was outstanding under the Credit Facility.

The Credit Facility requires us to be in compliance with various financial and other covenants and limits the amount of future dividends. As of December 28, 2007, we were in compliance with all of the financial and other covenants contained in the Credit Facility.

At December 28, 2007 and December 29, 2006, we had $518.7 million and $287.0 million, respectively, available under committed working capital facilities, primarily under the Credit Facility. The Credit Facility also includes a swing line facility and a letter of credit facility. At December 28, 2007 and December 29, 2006, we applied $18.2 million to the letter of credit facility, comprised primarily of certain contingent obligations and other governmental agencies guarantees combined with guarantees for purchases of raw materials and equipment.

During November 2007, we sold 4,222,000 of our ordinary shares. Of the net proceeds of $117.5 million, we used $117.1 million to repay indebtedness outstanding under the Credit Facility.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

13. Long-Term Debt and Capital Lease Obligations (continued)

At December 28, 2007, we had $238.6 million of long-term debt and capital lease obligations, including the current portion, consisting of $208.7 million outstanding under the Credit Facility (including the Term Loan), $15.5 million of capital lease obligations and $14.4 million of other long-term debt and notes payable.

Maturities of long-term debt and capital lease obligations during the next five years are (U.S. dollars in millions):

	Long-Term Debt	Capital Leases	Totals
2008	$1.5	$6.1	$7.6
2009	103.2	5.3	108.5
2010	5.5	3.0	8.5
2011	105.8	2.2	108.0
2012	1.5	0.3	1.8
Thereafter	5.6	—	5.6

	223.1	16.9	240.0
Less: Amounts representing interest	—	(1.4)	(1.4)

	223.1	15.5	238.6
Less: Current portion	$(1.5)	$(5.4)	$(6.9)

Totals, net of current portion of long-term debt and capital lease obligations	$221.6	$10.1	$231.7

Cash payments of interest on long-term debt, net of amounts capitalized, were $30.6 million, $24.0 million, and $14.9 million for 2007, 2006 and 2005, respectively.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

14. Net Income (Loss) Per Ordinary Share

Basic and diluted net income (loss) per ordinary share is calculated as follows (U.S. dollars in millions, except share and per share data):

	Years ended
		As adjusted(a)
	December 28, 2007	December 29, 2006	December 30, 2005
Numerator:
Net income (loss)	$179.8	$(142.2)	$110.1

Denominator:
Weighted average number of ordinary shares - Basic	58,490,281	57,819,416	57,926,466
Effect of dilutive securities - employee stock options	282,437	—	150,816

Weighted average number of ordinary shares - Diluted	58,772,718	57,819,416	58,077,282

Net income (loss) per ordinary share:
Basic	$3.07	$(2.46)	$1.90

Diluted	$3.06	$(2.46)	$1.90

(a)	See note 3 for additional information

There were no antidilutive options for any part of 2007. As a result of the net loss in 2006 and in the fourth quarter of 2005, the calculation of diluted earnings per share is anti-dilutive and, therefore, in 2006 and in the fourth quarter of 2005, basic and diluted net loss per share are equal.

15. Retirement and Other Employee Benefits

U.S.-Based Defined Benefit Pension Plans

We sponsor two non-contributory defined benefit pension plans, which cover a portion of our U.S.-based employees. These plans provide benefits based on the employees’ years of service and qualifying compensation. Our funding policy for these plans is to contribute amounts sufficient to meet the minimum funding requirements of the Employee Retirement Income Security Act of 1974, as amended, or such additional amounts as determined appropriate to assure that assets of the plans would be adequate to provide benefits. Substantially all of the plans’ assets are invested in fixed income and equity funds.

On November 21, 2006, we announced the accelerated closing of the Hawaii production facility. All active participants ceased accruing benefits and all participants were deemed to be 100% vested under the plan. This change which affected both non-contributory defined benefit plans, resulted in an immaterial impact to our net loss for the year ended December 29, 2006 and shareholders’ equity at December 29, 2006.

During 2007, a settlement of $0.7 million was paid from one of our U.S.-based defined benefit pension plans for Hawaii employees. For the year ended December 28, 2007, pension cost of $0.3 million was included in the “Asset impairment and other charges” caption in the Consolidated Statements of Income as a result of Hawaii exit activities.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

15. Retirement and Other Employee Benefits (continued)

Our pension plan weighted average asset allocation ranges by asset category based on fair value, is as follows:

	December 28, 2007	December 29, 2006	Target Asset Allocation
Equity securities	63%	62%	40%-65%
Debt securities	37%	38%	20%-55%

Total	100%	100%

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

The expected long-term rate of return assumption for U.S. plan assets is based upon the target asset allocation and is determined using forward-looking assumptions in the context of historical returns and volatilities for each asset class, as well as correlations among asset classes. We evaluate the rate of return assumption on an annual basis. The actual returns on plan assets for 2007 and 2006 were 8.5% and 14.6%, respectively.

Assumptions

The assumptions used in the calculation of the actuarial present value of the projected benefit obligation, the net periodic pension cost and expected long-term rate of return on plan assets for our defined benefit pension plans consisted of the following:

	December 28, 2007	December 29, 2006	December 30, 2005
Weighted average discount rate	5.75% - 6.47%	5.50% - 5.75%	5.50% - 5.75%
Rate of increase in compensation levels	3.50%	3.50%	3.50%
Expected long-term rate of return on assets	7.50%	7.50%	7.50%

Cash Flows

We fund all pension plans in amounts consistent with applicable laws and regulations. We expect to contribute approximately $0.6 million to our U.S.-based defined benefit pension plans in 2008. Benefit payments under the pension plans over the next 10 years are expected to total $11.4 million and average approximately $1.1 million per year.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

15. Retirement and Other Employee Benefits (continued)

The accumulated benefit obligation for the U.S. based defined benefit pension plans is $18.0 million and $19.9 million at December 28, 2007 and December 29, 2006, respectively. We recorded, in accordance with SFAS 87, an additional minimum pension liability of $1.6 million as “Retirement benefits” in the accompanying Consolidated Balance Sheet at December 29, 2006, which resulted in an increase directly to shareholders’ equity of $1.9 million in 2006.

With the adoption of FAS 158 effective December 29, 2006, we recorded an adjustment to accumulated other comprehensive income, which resulted in an increase in shareholder’s equity of $12.1 million. Based on the provisions of FAS 158, we recognize the funded status of the U.S. based pension plans and as such, the additional minimum pension liability is no longer required.

U.S. Based Post-Retirement Healthcare Plans

We provide contributory healthcare benefits to our U.S. retirees and their dependents. We have recorded a liability equal to the unfunded projected benefit obligation as required by the provisions of SFAS 106 as amended by FAS 158. SFAS 106 requires that the cost of these benefits, which are primarily for health care and life insurance, be recognized in the financial statements throughout the employees’ active working careers. We fund claims under the plan as they are incurred, and accordingly, the plan has no assets.

Effective June 1, 2006, we amended our retiree medical and life insurance plans to eliminate coverage for its non-union retirees. This resulted in a prior service credit and a reduction of the accumulated post-retirement benefit obligation (“APBO”) of $10.4 million accounted for as a plan amendment as of June 1, 2006. We recognized $0.8 million of the prior service credit resulting from the June 1st plan amendment as net periodic post-retirement benefit cost during 2006.

On November 21, 2006, we announced the accelerated closing of the Hawaii production facility to active union employees. The affected union employees were covered by the ILWU Local 42 collective bargaining agreement (“CBA”). Due to the accelerated closing, participants in the retiree medical and life insurance plans will not accrue benefits or eligibility. In addition, the CBA will not be re-negotiated and will expire in April 2009 along with any benefits provided to retirees by retiree medical and life insurance plans. In accordance with Statement of Financial Accounting Standards No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits” (“SFAS 88”) and SFAS 106, a prior service credit of $7.5 million arising due to the June 1, 2006 plan amendment was recognized as a curtailment gain in proportion to the active union employees who terminated as of December 29, 2006 and is included as a reduction to “Asset impairment and other charges” in the Consolidated Statements of Income. The majority of the remaining $2.1 million prior service credit occurring as a result of the June 1, 2006 plan amendment will be recognized in 2007 based on employee turnover. The expiration of the CBA in April 2009 resulted in a reduction of the APBO of $5.4 million accounted for an additional prior service credit. As of December 29, 2006 there was a prior service credit of $7.5 million of which $2.1 million related to the June 1, 2006 plan amendment and $5.4 million related to the reduction of the APBO.

On February 28, 2007, the turnover of the remaining eligible active employees triggered a curtailment gain of $3.4 million which reduced the prior service credit and was recognized in earnings. Additionally, amortization of prior service credits of $2.0 million was recognized ratably throughout 2007. As of December 28, 2007, the recognition of prior service credits of $5.4 million is included as a reduction to “Asset impairment and other charges” in the Consolidated Statements of Income. The remaining balance of prior service credit of $2.1 million will be recognized in the results of operations ratably based on employee turnover through April 2009. Additionally, $0.4 million of amortization of actuarial pension gains net of pension costs were also included under the caption “Asset impairment and other charges” in the Consolidated Statements of Income. For the year ended December 28, 2007, a total of $5.8 million was recognized in earnings primarily as a result of the previously announced decision to exit all production activities in Hawaii in 2006 related to the retiree medical and life insurance plans. A gain of $3.0 million is expected to be recognized in the Consolidated Statements of Income during 2008 related to unamortized pension gains of which $1.5 million relates to prior service credits and actuarial pension gains, respectively.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

15. Retirement and Other Employee Benefits (continued)

Assumptions

The assumptions used in determining the APBO are the same as the expected post-retirement benefit obligation due to the accelerated closing of Hawaii. Since only eligible employees are accounted for in determining the APBO as of December 28, 2007 for our U.S. based post-retirement healthcare plans the assumptions used consisted of the following:

	December 28, 2007	December 29, 2006
Weighted average discount rate	6.47%	5.75%
Health care cost trend rate assumed for next year	8.75%	9.50%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5%	5%
Year that the rate reaches the ultimate trend rate	2013	2013

Assumed health care cost trends have a significant effect on the amounts reported for the post-retirement healthcare plans. A one-percentage point change in the assumed healthcare cost trend rate would have the following effects on the accumulated post-retirement benefit obligation and no effect on total service and interest cost (U.S. dollars in millions):

	December 28, 2007
	One Percentage Point Increase	One Percentage Point Decrease
Effect on accumulated post-retirement benefit obligation	$0.2	$(0.1)

Cash Flows

Benefit payments under the post-retirement healthcare plans over the next 3 years are expected to total $0.9 million and average approximately $0.3 million per year.

Benefit Obligations, Plan Assets and Funded Status

The benefit obligation is the projected benefit obligation for defined benefit pension plans and the accumulated post-retirement benefit obligation for post-retirement benefit plans other than pensions.

The following table sets forth a reconciliation of benefit obligations, plan assets and funded status for our U.S. based defined benefit pension plans and post retirement healthcare plans as of November 30, 2007 and November 30, 2006, which are also their measurement dates (U.S. dollars in millions):

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

15. Retirement and Other Employee Benefits (continued)

	Pension Plans		Post-retirement Plan
	November 30, 2007	November 30, 2006	November 30, 2007	November 30, 2006
Change in Benefit Obligation:
Beginning benefit obligation	$19.8	$20.2	$3.5	$20.3
Service cost	—	0.5	—	0.1
Interest cost	1.0	1.0	0.2	0.8
Actuarial gain	(1.0)	(0.6)	(0.7)	(1.6)
Benefits paid	(1.4)	(0.9)	(0.2)	(0.3)
Curtailments	—	(0.3)	—	(7.5)
Settlements	(0.7)	—
Amendments and other	0.3	(0.1)	—	(8.3)

Ending benefit obligation	18.0	19.8	2.8	3.5

Change in Plan Assets:
Beginning fair value	14.9	12.0	—	—
Actual return on plan assets	1.2	1.9	—	—
Company and employee contributions	1.6	1.9	0.2	0.3
Settlements	(0.7)	—
Benefits paid	(1.2)	(0.9)	(0.2)	(0.3)

Ending fair value	15.8	14.9	—	—

Reconciliation of Accruals:
Funded status	(2.2)	(4.9)	(2.8)	(3.5)
Prior service benefit	—	—	2.1	7.5
Net actuarial (loss) gain	(0.3)	—	1.9	1.8
Additional minimum liability	—	(1.6)	—	—

Accrued benefit costs	$(1.9)	$(3.3)	$(6.8)	$(12.8)

Amounts recognized in the Consolidated Balance Sheets (1):
Other noncurrent assets	0.2	—	—	—
Accounts payable and accrued expenses	—	0.1	0.5	0.6
Retirement benefits	2.4	4.8	2.3	2.9
Net amount recognized in the Consolidated Balance Sheets

	$2.2	$4.9	$2.8	$3.5

Amounts recognized in Accumulated other comprehensive income (loss)(1):
Additional minimum liability	—	(1.6)	—	—
Prior service benefit	—	—	2.1	7.5
Net actuarial (loss) gain	(0.3)	—	1.9	1.8
Net amount recognized in the
Consolidated Statements of Shareholders’ Equity

	$(0.3)	$(1.6)	$4.0	$9.3

(1)	Effective December 29, 2006, we adopted SFAS 158.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

15. Retirement and Other Employee Benefits (continued)

The following table sets forth the net periodic pension cost of our defined benefit pension and post-retirement benefit plans (U.S. dollars in millions):

	Pension Plans			Postretirement Plans
	Years ended			Years ended
	December 28, 2007	December 29, 2006	December 30, 2005	December 28, 2007	December 29, 2006	December 30, 2005
Service cost	$—	$0.5	$0.5	$—	$0.1	$0.1
Interest cost	1.0	1.0	1.1	0.2	0.8	1.1
Curtailment gain	—	—	—	(3.4)	(7.5)	—
Expected return on assets	(1.1)	(0.9)	(0.9)	—	—	—
Settlements	0.3	—	—	—	—	—
Net amortization	—	0.9	0.1	(2.6)	(0.9)	—

Net periodic costs	$0.2	$1.5	$0.8	$(5.8)	$(7.5)	$1.2

United Kingdom Defined Benefit Pension Plan

We sponsor a contributory defined benefit pension plan, which covers a portion of our employees in the United Kingdom (“UK plan”). The UK plan provides benefits based on the employees’ years of service and qualifying compensation. Our funding policy for the UK plan is to contribute amounts sufficient to meet the minimum funding requirements of occupational trust-based arrangements of the United Kingdom or such additional amounts as determined appropriate to assure that assets of the UK plan would be adequate to provide benefits. Substantially all of the UK plan’s assets are primarily invested in fixed income and equity funds. The UK plan is accounted for pursuant to SFAS 87 and SFAS 158.

The weighted average asset allocation of the UK plan by asset category based on fair value is as follows:

	December 28, 2007	December 29, 2006
Equity securities	79%	80%
Fixed income securities	20%	20%
Cash and cash equivalents	1%	—

Total	100%	100%

The above allocation is consistent with the target allocation of the UK plan, according to the plan’s investment policy. Approximately 40% of the UK plan’s assets are invested in equity securities of companies of the United Kingdom and 39% are invested in other international equities. Approximately 20% of the UK plan’s assets are invested in high-grade, fixed-income securities with maturities of up to 15 years. Fund managers have no discretion to make asset allocation decisions, but are required to rebalance the portfolios back to the above benchmarks. Performance benchmarks for each asset class are based on various Financial Times Stock Exchange indices. Investment performance is evaluated annually. The actual return on plan assets for the UK plan years ended December 28, 2007 and December 29, 2006 was 9.3% and 8.7%, respectively.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

15. Retirement and Other Employee Benefits (continued)

Assumptions

The assumptions used in the calculation of the actuarial present value of the projected benefit obligation, the net periodic pension cost and expected long-term rate of return on plan assets for the UK plan consisted of the following:

	December 28, 2007	December 29, 2006	December 30, 2005
Weighted average discount rate	5.10% - 6.00%	5.00% - 5.10%	5.00% - 5.60%
Rate of increase in compensation levels	2.90%	2.75% - 2.90%	2.75% - 4.00%
Expected long-term rate of return on assets	7.00%	6.75%	7.50%

Cash Flows

We expect to contribute approximately $3.4 million to the UK plan in 2008, estimated using the British pound sterling to U.S. dollar exchange rate as of December 28, 2007. Benefit payments under the UK plan over the next 10 years are expected to total $24.0 million and range ratably between $1.7 million in 2008 and $2.9 million in 2017.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

15. Retirement and Other Employee Benefits (continued)

Benefit Obligations, Plan Assets and Funded Status

The following table sets forth a reconciliation of benefit obligation, plan assets and funded status for the UK plan as of November 30, 2007 and November 30, 2006, which are also the plan’s measurement dates (U.S. dollars in millions):

	November 30, 2007	November 30, 2006
Change in Benefit Obligation:
Beginning benefit obligation	$70.2	$59.9
Service cost	0.3	—
Interest cost	3.7	3.4
Actuarial (gain) loss	(14.1)	0.1
Benefits paid	(1.7)	(1.5)
Exchange rate changes	1.4	8.3

Ending benefit obligation	59.8	70.2

Change in Plan Assets:
Beginning fair value	39.6	31.8
Actual return on plan assets	4.1	3.3
Company and employee contributions	3.1	1.5
Benefits paid	(1.7)	(1.5)
Exchange rate changes	0.7	4.5

Ending fair value	45.8	39.6

Reconciliation of Accruals:
Funded status	(14.0)	(30.6)
Net actuarial gain	21.1	5.9

Accrued benefit costs	$(35.1)	$(36.5)

Amounts recognized in the Consolidated Balance Sheets(1):
Retirement benefits	14.0	30.6

Net amount recognized in the Consolidated Balance Sheets	$14.0	$30.6

Amounts recognized in Accumulated other comprehensive income (loss) (1):
Net actuarial gain	21.1	5.9

Net amount recognized in the Consolidated Statements of Shareholders’ Equity	$21.1	$5.9

(1)	Effective December 29, 2006, we adopted SFAS 158.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

15. Retirement and Other Employee Benefits (continued)

The following table sets forth the net periodic pension cost of the UK plan (U.S. dollars in millions):

	Years ended
	December 28, 2007	December 29, 2006	December 30, 2005
Service cost	$0.3	$—	$1.9
Interest cost	3.7	3.4	3.3
Expected return on assets	(2.9)	(2.4)	(2.1)

Net periodic costs	$1.1	$1.0	$3.1

A gain of $0.5 million is expected to be recognized in the Consolidated Statements of Income during 2008 related to unamortized actuarial pension gains.

Central American Plans

We provide retirement benefits to employees of certain Costa Rican and Guatemalan subsidiaries (“Central American plans”). Generally, benefits under these programs are based on an employee’s length of service and level of compensation. These programs are commonly referred to as termination indemnities, which provide retirement benefits in accordance with programs mandated by the Costa Rican and Guatemalan governments. Funding generally occurs when employees cease active service. The Central American plans are accounted for pursuant to SFAS 87 and SFAS 158.

Assumptions

The assumptions used in the calculation of the actuarial present value of the projected benefit obligation and the net periodic pension cost for the Central American plans consisted of the following:

	December 28, 2007	December 29, 2006	December 30, 2005
Weighted average discount rate	6.47%	5.75%	5.50%
Rate of increase in compensation levels	3.50%	3.50%	3.50%

Cash Flows

We expect to contribute approximately $2.7 million to the Central American plans in 2008. Benefit payments under the Central American plans over the next 10 years are expected to total $25.9 million and average $2.6 million per year.

Benefit Obligations, Plan Assets and Funded Status

The following table sets forth a reconciliation of benefit obligation, plan assets and funded status for the Central American plans as of November 30, 2007 and November 30, 2006, which are also the plan measurement dates (U.S. dollars in millions):

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

15. Retirement and Other Employee Benefits (continued)

	November 30, 2007	November 30, 2006
Change in Benefit Obligation:
Beginning benefit obligation	$23.8	$16.1
Service cost	1.2	1.3
Interest cost	1.3	0.8
Actuarial loss	0.8	7.3
Benefits paid	(2.1)	(1.7)

Ending benefit obligation	25.0	23.8

Change in Plan Assets:
Beginning fair value	—	—
Company and employee contributions	2.1	1.7
Benefits paid	(2.1)	(1.7)

Ending fair value	—	—

Reconciliation of Accruals:
Funded status	(25.0)	(23.8)
Benefit payments between November 30, 2007 and December 28, 2007	0.1
Unrecognized loss	(9.9)	(10.2)

Accrued benefit costs	$(15.0)	$(13.6)

Amounts recognized in the Consolidated Balance Sheets (1):
Accounts payable and accrued expenses	2.7	2.4
Retirement benefits	22.2	21.4

Net amount recognized in the Consolidated Balance Sheets	$24.9	$23.8

Amounts recognized in Accumulated other comprehensive income (loss)(1):
Additional minimum liability	—	(4.4)
Net actuarial loss	—	(5.8)
Net amount recognized in the Consolidated Statements of Shareholders’ Equity	(9.9)

	$(9.9)	$(10.2)

(1)	Effective December 29, 2006, we adopted SFAS 158.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

15. Retirement and Other Employee Benefits (continued)

The following table sets forth the net periodic pension cost of the Central American plans for 2007 and 2006 (U.S. dollars in millions):

	Years ended
	December 28, 2007	December 29, 2006	December 30, 2005
Service cost	$1.2	$1.3	$1.1
Interest cost	1.3	0.8	0.7
Net amortization	0.8	0.1	(0.1)

Net periodic costs	$3.3	$2.2	$1.7

A loss of $0.7 million is expected to be recognized in the Consolidated Statements of Income during 2008 related to unamortized actuarial pension gains.

Other Employee Benefits

We also sponsor a defined contribution plan established pursuant to Section 401(k) of the Internal Revenue Code. Subject to certain dollar limits, employees may contribute a percentage of their salaries to the plan, and we will match a portion of each employee’s contribution. This plan is in effect for U.S. based employees only. The expense pertaining to this plan was $0.8 million for 2007, 2006 and 2005, respectively.

As of August 31, 1997, one of our subsidiaries ceased accruing benefits under our salary continuation plan covering Central American management personnel. At December 28, 2007 and December 29, 2006, we had $6.8 million and $7.1 million, respectively, accrued for this plan. At December 28, 2007 and December 29, 2006, we recorded $1.4 million and $1.2 million, respectively, in accumulated other comprehensive income (loss) related to unamortized pension gains. A gain of $0.1 million is expected to be recognized in the Consolidated Statements of Income during 2008 related to unamortized actuarial pension gains related to this plan.

We provide retirement benefits to substantially all employees who are not U.S. based. Generally, benefits under these programs are based on an employee’s length of service and level of compensation and are insignificant. We recorded $0.5 million of unamortized pension losses included in accumulated other comprehensive income (loss), a component of shareholder’s equity as of December 28, 2007 and December 29, 2006, respectively related to other non-U.S. based plans.

As of December 28, 2007 and December 29, 2006, we had accumulated other comprehensive income of $3.1 million, related to tax effect of unamortized pension gains. We recorded the tax effect of the adoption of SFAS 158 of $1.7 million as an increase in accumulated other comprehensive income (loss) as of December 29, 2006.

16. Stock Based Compensation

Effective upon the completion of our initial public offering in October 1997, we established a share option plan pursuant to which options to purchase ordinary shares may be granted to certain directors, officers and key employees chosen by the Board of Directors (the “1997 Plan”). Under the 1997 Plan, the Board of Directors is authorized to grant options to purchase an aggregate of 2,380,030 ordinary shares. Under this plan, options have been granted to directors, officers and other key employees to purchase our ordinary shares at the fair market value of the ordinary shares at the date of grant.

On May 11, 1999, our shareholders approved and ratified the 1999 Share Incentive Plan (the “1999 Plan”). Under the 1999 Plan, as amended on May 1, 2002, the Board of Directors is authorized to grant options to purchase an aggregate of 4,000,000 ordinary shares. Under this plan, options have been granted to directors, officers and other key employees to purchase our ordinary shares at the fair market value of the ordinary shares at the date of grant.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

16. Stock-Based Compensation (continued)

On February 16, 2005, the Board of Directors approved an amendment to the 1999 Plan, which authorized an additional 2,000,000 shares increasing the aggregate ordinary shares to 6,000,000. In addition the aggregate number of options which may be granted to a single participant under the 1999 Plan increased by 1,000,000 to 2,000,000.

Under both the 1997 and the 1999 Plan, 20% of the options usually vest immediately, and the remaining options vest in equal installments over the next four years. Options under the 1997 and 1999 Plan may be exercised over a period not in excess of ten years, respectively.

The following table summarizes stock option activity for the years ended December 28, 2007, December 29, 2006 and December 30, 2005:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Fair Value
Options outstanding at December 31, 2004	890,556	$16.55	$6.78
Granted	1,573,500	29.90	11.26
Exercised	(323,106)	11.18	4.68
Canceled	(161,000)	27.73	10.45

Options outstanding at December 30, 2005	1,979,950	27.12	10.34
Granted	1,518,500	16.19	5.68
Exercised	(26,000)	13.42	5.98
Canceled	(137,500)	26.17	9.69

Options outstanding at December 29, 2006	3,334,950	22.29	8.27
Granted	228,500	23.75	8.34
Exercised	(783,082)	16.97	6.27
Canceled	(110,000)	23.65	8.72

Options outstanding at December 28, 2007	2,670,368	23.92	8.85

Exercisable at December 30, 2005	594,550	$24.39	$9.54

Exercisable at December 29, 2006	1,235,150	$23.42	$8.83

Exercisable at December 28, 2007	1,159,368	$26.86	$10.03

On February 28, 2007, we granted, in equal amounts, stock options from our 1997 Plan totaling 37,500 to six non-management members of our Board of Directors with a grant date fair value of $3.94 per option and an exercise price of $17.35 per option. These options vested 100% on the grant date.

On May 2, 2007, we granted 161,000 stock options from our 1999 Plan to our Chairman and Chief Executive Officer with a grant date fair value of $8.90 per option and an exercise price of $23.97 per option. These options vested 20% on the grant date and then will vest 20% on each of the next four anniversary dates. These options may be exercised over a period not in excess of ten years.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

16. Stock-Based Compensation (continued)

On November 30, 2007, we granted 30,000 stock options from our 1999 Plan to a non-management member of our Board of Directors with a grant date fair value of $10.87 per option and an exercise price of $30.59 per option. These options vested 20% on the grant date and then will vest 20% on each of the next four anniversary dates. These options may be exercised over a period not in excess of ten years.

On March 1, 2006, we granted, in equal amounts, stock options from our 1999 Plan totaling 37,500 to six non-management members of our Board of Directors at an exercise price of $19.76 per option. These options vested 100% on the grant date. Based on their grant date fair value of $5.51 per option, we recognized $0.2 million of stock-based compensation expense related to this grant which is included in total stock-based compensation expense for the year ended December 29, 2006. These options may be exercised over a period not to exceed ten years.

On May 3, 2006, we granted 191,000 stock options with a grant date fair value of $6.75 per option from our 1999 Plan with an exercise price of $18.31 per option, of which 161,000 were granted to our Chairman and Chief Executive Officer and 30,000 were granted to one non-management member of our Board of Directors. These options vested 20% on the grant date and then 20% on each of the next four anniversary dates. These options may be exercised over a period not to exceed ten years.

On August 14, 2006, we granted 1,290,000 stock options from our 1999 Plan with a grant date fair value of $5.53 per option and an exercise price of $15.78 per option. There were no stock option grants to our Chairman and Chief Executive Officer in the August 14, 2006 stock option grant. These options vested 20% on the grant date and then 20% on each of the next four anniversary dates. These options may be exercised over a period not to exceed ten years.

The fair value for stock options was estimated at the date of grant using the Black-Scholes option pricing model, which requires us to make certain assumptions. Volatility is estimated based on the historical volatility of our stock over the past five years. The risk-free interest rate is based on U.S. Treasury zero-coupon issues with a remaining term equal to the expected term of grant. The expected term of grant was based on the contractual term of the stock option and expected employee exercise and post-vesting employment termination trends. Forfeitures are estimated based on historical experience. Prior to the adoption of SFAS 123R, forfeitures were recognized as they occurred for purposes of estimating pro forma compensation expense under SFAS 123. The following are the weighted average assumptions used in the Black-Scholes option pricing model for the periods indicated:

	Years ended
	December 28, 2007	December 29, 2006	December 30, 2005
Dividend yield	—	1.31%	2.68%
Volatility	32.41%	36.22%	48.54%
Risk-free rate	4.17%	4.84%	3.87%
Expected term of grant	4.7 years	5 years	5 years

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

16. Stock-Based Compensation (continued)

Exercise Price	Remaining Contractual Life	Outstanding	Outstanding Intrinsic Value	Exercisable	Exercisable Intrinsic Value
$5.95	3.3 Years	10,000	$0.3	10,000	$0.3
$9.28	1.8 Years	2,000	—	2,000	—
$15.78	8.6 Years	764,672	13.8	47,672	0.9
$17.35	9.2 Years	37,500	0.6	37,500	0.6
$18.31	8.4 Years	126,600	2.0	12,000	0.2
$19.76	5.1 Years	41,500	0.6	41,500	0.6
$19.76	8.2 Years	31,250	0.4	31,250	0.4
$22.01	4.9 Years	30,000	0.4	30,000	0.4
$23.82	6.3 Years	161,000	1.6	128,800	1.3
$23.97	9.4 Years	161,000	1.6	32,200	0.3
$25.83	6.1 Years	14,000	0.1	10,000	0.1
$29.84	7.3 Years	1,229,596	4.9	739,196	3.0
$30.59	9.9 Years	30,000	0.1	6,000	—
$32.28	7.1 Years	31,250	—	31,250	—

		2,670,368	$26.4	1,159,368	$8.1

The total intrinsic value of options exercised during the years ended December 28, 2007 and December 29, 2006 was $8.0 million and $0.2 million, respectively. The total fair value of options granted for years ended December 28, 2007 and December 29, 2006 was $1.9 million and $8.6 million, respectively. The total fair value of options vesting during the years ended December 28, 2007 and December 29, 2006 was $6.0 million and $6.2 million, respectively, with a weighted-average fair value of $8.10 per option and $8.28 per option, respectively. As of December 28, 2007 the total remaining unrecognized compensation cost related to non-vested stock options amounted to $8.7 million, which will be amortized over the weighted-average remaining requisite service period of 2.2 years.

17. Commitments and Contingencies

We lease agricultural land and certain property, plant and equipment, including office facilities and vessels, under operating leases. The aggregate minimum rental payments under all operating leases with initial terms of one year or more at December 28, 2007 are as follows (U.S. dollars in millions):

2008	$23.6
2009	22.9
2010	17.4
2011	13.8
2012	12.5
Thereafter	39.9

$130.1

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

17. Commitments and Contingencies (continued)

Total rent expense for all operating leases, including leases with initial terms of less than one year, amounted to $36.9 million, $42.2 million and $41.2 million for 2007, 2006 and 2005, respectively.

We also have agreements to purchase substantially all of the production of certain independent growers in Costa Rica, Guatemala, Ecuador, Cameroon, Colombia, Chile, Brazil, South Africa and the Philippines. Total purchases under these agreements amounted to $580.8 million, $575.3 million and $585.9 million for 2007, 2006 and 2005, respectively.

At year-end 2007, we employed a total of approximately 35,000 persons worldwide, substantially all of whom are year-round employees. Approximately 84% of these persons are employed in production locations, of which the majority, are unionized.

18. Litigation

DBCP Litigation

Beginning in December 1993, certain of our U.S. subsidiaries were named among the defendants in a number of actions in courts in Texas, Louisiana, Hawaii, California and the Philippines involving allegations by numerous non-U.S. plaintiffs that they were injured as a result of exposure to a nematocide containing the chemical dibromochloropropane (“DBCP”) during the period 1965 to 1990. As a result of a settlement entered into in December 1998, the remaining unresolved DBCP claims against our U.S. subsidiaries are pending in Hawaii, Louisiana and California.

In 1997, plaintiffs from Costa Rica and Guatemala named certain of our U.S. subsidiaries in a purported class action in Hawaii. The action was dismissed by a federal district court on grounds of forum non conveniens in favor of the courts of the plaintiffs’ home countries and the plaintiffs appealed this decision. On April 22, 2003, the U.S. Supreme Court affirmed the plaintiffs’ appeal of the dismissal, thereby remanding the action to the Hawaiian state court. On April 27, 2007, our U.S. subsidiaries named in the action which do not have ties to Hawaii filed a motion to dismiss for lack of personal jurisdiction, and plaintiffs voluntarily dismissed these subsidiaries from the action on June 28, 2007. Although the Hawaii state court has set a trial date of February 2009, the plaintiffs have not conducted any discovery to date and have not moved to certify the case as a class action.

On November 15, 1999, one of our subsidiaries was served in two actions entitled, Godoy Rodriguez, et al. v. AMVAC Chemical Corp., et al. and Martinez Puerto, et al. v. AMVAC Chemical Corp., et al., in the 29th Judicial District Court for the Parish of St. Charles, Louisiana. These actions were removed to federal court, where they have been consolidated. As a result of the Supreme Court’s decision in the Hawaiian action, the district court remanded these actions to state court in Louisiana. At this time, it is not known how many of the approximately 315 remaining Godoy Rodriguez and Martinez Puerto plaintiffs are making claims against the Fresh Del Monte subsidiary.

On October 14, 2004, two of our subsidiaries were served with a complaint in an action styled Angel Abarca, et al. v. Dole Food Co., et al. filed in the Superior Court of the State of California for the County of Los Angeles on behalf of more than 2,600 Costa Rican banana workers who claim injury from exposure to DBCP. An initial review of the plaintiffs in the Abarca action found that a substantial number of the plaintiffs were claimants in prior DBCP actions in Texas and may have participated in the settlement of those actions. On January 11, 2008, defendants moved for summary judgment with respect to 1,329 plaintiffs who were parties to prior DBCP actions. Defendants intend to move to dismiss the claims of the remaining Abarca plaintiffs on grounds of forum non conveniens.

On April 25, 2005, two of our subsidiaries were served with a complaint styled Juan Jose Abrego, et. al. v. Dole Food Company, et al. filed in the Superior Court of the State of California for the County of Los Angeles on behalf of 955 Guatemalan residents who claim injury from exposure to DBCP. An initial review of the plaintiffs in the Abarca action found that a substantial number of the plaintiffs were claimants in prior DBCP actions and may have participated in the settlement of those actions. On January 14, 2008, defendants moved for summary judgment with respect to 206 plaintiffs who were parties to prior DBCP actions.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

18. Litigation (continued)

Former Shareholders Litigation

On December 30, 2002, we were served with a complaint filed on December 18, 2002 in the Circuit Court of the 11th Judicial Circuit in and for Miami-Dade County, Florida by seven Mexican individuals and corporations, who claim to have been former indirect shareholders of our predecessor. In addition to the complaint being filed against us, the complaint was also filed against certain of our current and former directors, officers and shareholders and that of our predecessor.

The complaint alleges that instead of proceeding with a prospective buyer who offered superior terms, the former chairman of our predecessor and majority shareholder, agreed to sell our predecessor to its current majority shareholder at a below market price as the result of commercial bribes allegedly paid by our current majority shareholder and Chief Executive Officer to our predecessor’s former chairman. The trial in the case commenced on October 30, 2006, and the jury rendered a verdict in our favor on November 17, 2006. The court followed with a final judgment in our favor on December 20, 2006. Plaintiffs filed a notice of appeal on January 19, 2007. The appeal remains pending.

Class Action Litigation

a. Pineapple Class Actions

On August 2, 2004, a consolidated complaint was filed against two of our subsidiaries in the United States District Court for the Southern District of New York. This consolidated action is brought as a putative class action on behalf of all direct and indirect purchasers of Del Monte Gold ® pineapples from March 1, 1996 through the present and merges four actions brought by fruit wholesalers and two actions brought by individual consumers. The consolidated complaint alleges claims for: (i) monopolization and attempted monopolization; (ii) restraint of trade; (iii) unfair and deceptive trade practices; and (iv) unjust enrichment. On May 27, 2005, our subsidiaries filed a motion to dismiss the indirect and direct purchasers’ claims for unjust enrichment. On June 29, 2005, plaintiffs filed a joint motion for class certification. On February 20, 2008, the Court denied plaintiffs’ motion for class certification of the indirect purchasers and only granted class certification of the direct purchasers’ claims for monopolization and attempted monopolization which was uncontested by our subsidiaries. Also on February 20, 2008, the Court granted the motion of our subsidiaries to dismiss the direct purchasers’ claims for unjust enrichment and denied as moot the motion to dismiss the indirect purchasers’ state law claims on the basis of the Court’s denial of plaintiffs’ motion for class certification of the indirect purchasers.

On March 5, 2004, an alleged individual consumer filed a putative class action complaint against our subsidiaries in the state court of Tennessee on behalf of consumers who purchased (other than for resale) Del Monte Gold ® pineapples in Tennessee from March 1, 1996 to May 6, 2003. The complaint alleges violations of the Tennessee Trade Practices Act and the Tennessee Consumer Protection Act. On February 18, 2005, our subsidiaries filed a motion to dismiss the complaint. On May 25, 2006, the court granted the motion in part, dismissing plaintiffs’ claim under the Tennessee Consumer Protection Act.

Between March 17, 2004 and March 18, 2004, three alleged individual consumers separately filed putative class action complaints against us and our subsidiaries in the state court of California on behalf of residents of California who purchased (other than for re-sale) Del Monte Gold ®pineapples between March 1, 1996 and May 6, 2003. On November 9, 2005, the three actions were consolidated under one amended complaint with a single claim for unfair competition in violation of the California Business and Professional Code.

On April 19, 2004, an alleged individual consumer filed a putative class action complaint against our subsidiaries in the state court of Florida on behalf of Florida residents who purchased (other than for re-sale) Del Monte Gold ® pineapples between March 1, 1996 and May 6, 2003. The only surviving claim under the amended complaint alleges violations of the Florida Deceptive and Unfair Trade Practices Act relating only to pineapples purchased since April 19, 2000. Our subsidiaries filed an answer to the remaining claim of the amended complaint on October 12, 2006.

On April 29, 2004, an alleged individual consumer filed a putative class action complaint against our subsidiaries in the state court of Arizona on behalf of residents of Arizona who purchased (other than for re-sale) Del Monte Gold ® pineapples between November 1997 and January 2003. The complaint alleges monopolization and attempted monopolization in violation of the Arizona Consumer Fraud Act, and unjust enrichment in violation of common law.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

18. Litigation (continued)

On July 25, 2005, our subsidiaries filed a motion to dismiss the claim for violation of the Arizona Consumer Fraud Act which was granted by the state court on February 18, 2006. Our subsidiaries filed an answer to the remaining claims of the complaint on October 12, 2006.

On July 2, 2004, an alleged individual consumer filed a putative class action which was served on August 24, 2004 against our subsidiaries in the state court of Nevada on behalf of residents of Nevada who purchased (other than for re-sale) Del Monte Gold ® pineapples between November 1997 and January 2003. The complaint alleges restraint of trade in violation of Nevada statutes, common law monopolization and unjust enrichment. On April 11, 2006, the court granted in part the motion of our subsidiaries to dismiss the complaint dismissing the claims for common law monopolization, unjust enrichment and violation of Nevada’s Unfair Trade Practices Act in its application prior to July 1, 2001. Our subsidiaries filed an answer to the remaining claims of the amended complaint on June 30, 2006.

b. Banana Class Actions

Between July 25, 2005 and August 22, 2005, several plaintiffs served putative class action complaints against us, one of our subsidiaries and several other corporations all in the United States District Court for the Southern District of Florida on behalf of all direct purchasers of bananas. On November 30, 2005, the plaintiffs filed a consolidated complaint alleging that the defendants engaged in a continuing agreement, understanding and conspiracy to restrain trade by artificially raising, fixing and maintaining the prices of, and otherwise restricting the sale of, bananas in the United States in violation of Section 1 of the Sherman Act beginning May 1, 1999.

Additionally, between August 8, 2005 and November 10, 2005, Arizona, California, Minnesota, New York, Tennessee and Kansas residents filed two putative class action complaints against us, one of our subsidiaries and several other corporations in the United States District Court for the Southern District of Florida on behalf of all indirect purchasers of bananas in their respective states. On March 3, 2006, the plaintiffs filed a consolidated complaint alleging violations of numerous state antitrust, competition, and unjust enrichment statutes beginning May 1, 1999.

The cases on behalf of the direct purchasers have been consolidated in the U.S. District Court for the Southern District of Florida. The cases on behalf of the indirect purchasers were assigned to the same judge in the U.S. District Court for the Southern District of Florida.

On May 15, 2007, we reached an agreement with plaintiffs to settle the consolidated direct purchaser cases for a total aggregate payment to plaintiffs of $2.5 million (including attorney’s fees), which was paid during June 2007 and included in the “Costs of products sold” caption in the Consolidated Statements of Income. On November 26, 2007, the Court entered an order and final judgment approving the settlement.

On June 26, 2007, we reached an agreement with plaintiffs to settle the indirect purchaser action by agreeing to make a donation to America’s Second Harvest (also known as The Nation’s Food Bank Network), or a comparable charity, of fruit and/or vegetables with a retail value of $0.8 million within a year from final approval of the settlement agreement and agreeing to pay up to $0.1 million of the plaintiffs attorneys’ fees and costs to be incurred by plaintiffs’ in providing notice to class members of the proposed settlement. On November 21, 2007, the Court entered an order and final judgment approving the settlement. One individual has filed a pro se notice of appeal of the Court’s order and final judgment, which appeal is currently pending. We recorded a liability of $0.4 million included in accounts payable and accrued expenses in the accompanying consolidated balance sheet as of December 28, 2007 and expect to expend $0.1 million in cash and provide $0.3 million in donations to charity within the next year. These amounts were included in the “Costs of products sold” caption in the Consolidated Statements of Income.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

18. Litigation (continued)

European Union Antitrust Investigation

On June 2, 2005, one of our German subsidiaries was visited by the antitrust authority of the European Union (“EU”) which is investigating our subsidiary as well as other produce companies for possible violations of the EU’s competition laws. Our subsidiary received several requests for additional information from the EU antitrust authority from February 17, 2006 to May 22, 2007 and has responded fully to the requests. Our subsidiary will continue to cooperate fully with the investigation. On July 23, 2007, our subsidiary received a Statement of Objections from the European Commission regarding the investigation. Statements of Objections were also sent to the other produce companies under investigation. The document concerns banana pricing during the period from 2000 until 2005. From February 4, 2008 to February 6, 2008, the European Commission held an oral hearing on the Statements of Objections. At the hearing, with one exception, all the produce companies under investigation including our subsidiary rejected the findings of the European Commission in the Statements of Objections.

Freight Broker Litigation

In September 1997, a freight broker formerly engaged by one of our non-U.S. subsidiaries filed suit against the subsidiary in Guatemala claiming $1.9 million in damages and in Costa Rica claiming $1.3 million in damages as indemnification for constructive wrongful termination of the general agency agreement between the broker and the subsidiary. Under the agreement, the broker arranged third-party cargo to be booked for carriage on ships owned or chartered by our subsidiary. The Guatemala action has been dismissed for being time barred by the statute of limitations. In the Costa Rica action, the trial court has entered judgment against us in the amount of $0.8 million plus interest and costs. Our subsidiary is appealing this decision. The costs of defense in this action are covered by insurance.

Kunia Well Site

In 1980, elevated levels of certain chemicals were detected in the soil and ground-water at a plantation leased by one of our U.S. subsidiaries in Honolulu, Hawaii (the “Kunia Well Site”). Shortly thereafter, our subsidiary discontinued the use of the Kunia Well Site and provided an alternate water source to area well users and the subsidiary commenced its own voluntary cleanup operation. In 1993, the Environmental Protection Agency (“EPA”) identified the Kunia Well Site for potential listing on the National Priorities List (“NPL”) under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended. On December 16, 1994, the EPA issued a final rule adding the Kunia Well Site to the NPL.

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

On September 25, 2003, the EPA issued the Record of Decision (“ROD”). The EPA estimates in the ROD that the remediation costs associated with the clean up of the Kunia Well Site will range from $12.9 million to $25.4 million and will last approximately 10 years. The undiscounted estimates are between $14.8 million and $28.7 million. The undiscounted estimate on which our accrual is based totals $25.8 million and is discounted using a 5.0% rate. As of December 28, 2007, there is $20.5 million included in other noncurrent liabilities and $1.2 million included in accounts payable and accrued expenses for the Kunia well site clean-up. We expect to expend approximately $1.2 million in cash per year for the next five years. Certain portions of the EPA’s estimates have been discounted using a 5% interest rate.

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

Other

In addition to the foregoing, we are involved from time to time in various claims and legal actions incident to our operations, both as plaintiff and defendant. In the opinion of management, after consulting with legal counsel, none of these other claims are currently expected to have a material adverse effect on the results of operations, financial position or our cash flows. We intend to vigorously defend themselves in all of the above matters. At this time, management is not able to evaluate the likelihood of a favorable or unfavorable outcome in any of the above-described matters. Accordingly, management is not able to estimate the range or amount of loss, if any, from any of the above-described matters and no accruals or expenses have been recorded as of December 28, 2007, except as related to the Kunia Well Site and Banana Class Actions.

19. Financial Instruments and Concentration of Credit Risk

Derivative Financial Instruments

We account for derivative financial instruments in accordance with SFAS No. 133, as amended. We use derivative financial instruments primarily to reduce our exposure to adverse fluctuations in interest rates and foreign exchange rates. When entered into, we formally designate and document the financial instrument as a hedge of a specific underlying exposure, as well as the risk management objectives and strategies for undertaking the hedge transaction. Because of the high degree of effectiveness between the hedging instrument and the underlying exposure being hedged, fluctuations in the value of the derivative instruments are generally offset by changes in the cash flows or fair value of the underlying exposures being hedged. Derivatives are recorded in the consolidated balance sheets at fair value in either “prepaid expenses and other current assets” or “accounts payable and accrued expenses,” depending on whether the amount is an asset or liability. Derivatives are recorded in the consolidated cash flows in net cash provided by operating activities in either “prepaid expenses and other current assets” or “accounts payable and accrued expenses”, depending whether the amount is classified as an asset or liability in the consolidated balance sheets. The fair values of derivatives used to hedge or modify our risks fluctuate over time. These fair value amounts should not be viewed in isolation, but rather in relation to the cash flows or fair value of the underlying hedged transactions or assets and other exposures and to the overall reduction in our risk relating to adverse fluctuations in foreign exchange rates and interest rates. In addition, the earnings impact resulting from our derivative instruments is recorded in the same line item within the Consolidated Statement of Income as the underlying exposure being hedged.

We also formally assesses, both at the inception and at least quarterly thereafter, whether the financial instruments that are used in hedging transactions are effective at offsetting changes in the cash flows or fair value of the related underlying exposures. Any ineffective portion of a financial instrument’s change in fair value is immediately recognized in earnings. Hedge ineffectiveness was not material for 2007, 2006 and 2005.

Counterparties expose us to credit loss in the event of non-performance on currency forward contracts or interest rate swap agreements. However, because the contracts are entered into with highly-rated financial institutions, we do not anticipate non-performance by any of these counterparties. The exposure is usually the amount of the unrealized gains, if any, in such contracts.

Foreign Currency Management

To protect against changes in the value of forecasted foreign currency cash flows resulting from a portion of net sales or cost of sales, certain of our subsidiaries periodically enter into foreign currency cash flow hedges (principally Euro, British pound and Japanese yen). These subsidiaries hedge portions of forecasted sales denominated in foreign currencies with forward contracts and options, which generally expire within one year. The forward contracts are designated as single-purpose cash flow hedges with gains and losses in the forward contract recognized in other comprehensive income or loss until the foreign currency denominated sales or cost of sales are recognized in earnings. Any ineffective portion of a financial instrument’s change in fair value is immediately recognized in earnings.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

19. Financial Instruments and Concentration of Credit Risk (continued)

We account for the fair value of the related forward contracts as either an asset in other current assets or a liability in accrued expenses. As of December 28, 2007, and December 29, 2006, we had several foreign currency cash flow hedges outstanding. The fair value of these hedges as of December 28, 2007 is a net liability of $6.2 million, all of which is expected to be transferred to earnings in 2008 along with the earnings effect of the related forecasted transaction. The fair value of these hedges as of December 29, 2006 was a net liability of $1.6 million, substantially all of which was transferred to earnings during 2007.

Fair Value of Financial Instruments

In estimating our fair value disclosures for financial instruments, we use the following methods and assumptions:

Cash and cash equivalents, accounts receivable, advances to growers, and accounts payable: The carrying value reported in the consolidated balance sheets for these items approximate their fair value due to their classification as current assets and liabilities.

Capital lease obligations: The carrying value of our capital lease obligations approximate their fair value based on current interest rates for similar instruments.

Long-term debt: The carrying value of our long-term debt approximate their fair value since they bear interest at variable rates or fixed rates which approximate market.

20. Related Party Transactions

We purchase goods and services from unconsolidated subsidiaries in the ordinary course of business. See note 6, “Investments in Unconsolidated Companies”

At December 28, 2007 and December 29, 2006 there were $0.1 million and $9.8 million, respectively, of receivables from related parties, which are included in trade accounts receivable.

Sales to AAG, a related party through common ownership, were $8.0 million, $62.0 million and $37.9 million in 2007, 2006 and 2005, respectively. On February 1, 2007, we ceased using AAG as distributors in Abu Dhabi and other locations in the U.A.E. and began direct distribution. Based on a fairness opinion from an independent valuation firm, on June 28, 2007, we acquired certain assets of AAG for a purchase price of $3.1 million. See note 9, “Goodwill and Other Intangible Assets”.

During 2005, we incurred expenses of $1.5 million for air transportation services for chartering of an aircraft that was indirectly owned by our Chief Executive Officer. The rates charged for these transportation services were comparable to the market rates charged to other unrelated companies for the use of a similar aircraft. There were no expenses incurred during 2007 and 2006 for air transportation services for chartering this aircraft.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

21. Unaudited Quarterly Financial Information

The following summarizes certain quarterly operating data (U.S. dollars in millions, except per share data):

	Quarters ended
	March 30, 2007	June 29, 2007	September 28, 2007	December 28, 2007

Net sales	$836.0	$924.2	$757.1	$848.2
Gross profit	99.1	119.6	67.8	78.4
Net income	51.6	63.9	29.9	34.4
Net income per share – basic (b)	$0.89	$1.11	$0.52	$0.57
Net income per share – diluted (b)	$0.89	$1.10	$0.51	$0.56

	As adjusted(a)
	March 31, 2006	June 30, 2006	September 29, 2006		December 29, 2006

Net sales	$840.0	$907.1	$729.6		$737.6
Gross profit (loss)	68.0	72.1	(8.1	)(c)	57.4
Net income (loss)	16.5	(17.0)	(82.9)		(58.8	)(d)
Net income (loss) per share – basic (b)	$0.28	$(0.29)	$(1.44)		$(1.02)
Net income (loss) per share – diluted (b)	$0.28	$(0.29)	$(1.44)		$(1.02)

(a)	See Note 3 for additional information.
(b)

Basic and diluted earnings per share for each of the quarters presented above is based on the respective weighted average number of shares for the quarters. The sum of the quarters may not necessarily be equal to the full year basic and diluted earnings per share amounts due to the effects of rounding. Because the calculation of diluted earnings per share is anti-dilutive in the second through fourth quarters of 2006, basic and diluted net loss per share are equal. There were no anti-dilutive options during the first quarter of 2006.

(c)

The change in gross profit (loss) from $72.1 million for the 2nd quarter ended June 30, 2006 to a gross loss of $8.1 for the third quarter ended September 29, 2006 is due primarily to $40.8 million in charges associated with the Hawaiian pineapple operations in 2006, and the Kenya product withdrawal and disposal program. The additional decrease in gross profit is attributable to a reduction in Banana selling prices in the EU, primarily due to increased competition that was a direct result of the new tariff-only system, and higher ocean freight and inland transportation costs and higher fruit and production costs.

(d)

During the fourth quarter of 2006 we recorded $53.7 million in asset impairment and other charges, a component of operating loss, primarily related to the previously announced closing of Hawaii, the closing of a production facility in Italy, the impairment of underutilized facilities and equipment in South Africa, the impairment of the United Kingdom indefinite-lived intangible asset and the impairment of goodwill resulting from the Standard acquisition and other charges related to the rationalization of our North American potato repack business.

22. Business Segment Data

We are principally engaged in one major line of business, the production, distribution and marketing of bananas, other fresh produce and prepared food. Our products are sold in markets throughout the world, with our major producing operations located in North, Central and South America, Asia and Africa.

Our operations are aggregated on the basis of our products; bananas, other fresh produce, other products and services and prepared food. Other fresh produce includes pineapples, melons, tomatoes, strawberries, non-tropical fruit (including grapes, apples, pears, peaches, plums, nectarines, apricots, avocados and kiwis), fresh-cut produce and other fruit and vegetables.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

22. Business Segment Data (continued)

Prepared food includes prepared fruit and vegetables, juices, beverages and snacks. Other products and services includes a third-party ocean freight business, a plastic product and box manufacturing business, a poultry business and a grain business.

We evaluate performance based on several factors, of which gross profit by product and net sales by geographic region are the primary financial measures (U.S. dollars in millions):

	Years ended
			As adjusted (a)
	December 28, 2007		December 29, 2006		December 30, 2005
	Net Sales	Gross Profit	Net Sales	Gross Profit (Loss)	Net Sales	Gross Profit

Bananas	$1,199.0	$61.0	$1,112.5	$18.5	$1,079.0	$37.5
Other fresh produce	1,614.9	240.5	1,622.2	167.7	1,680.9	220.9
Prepared food	357.0	47.3	308.6	(10.4)	329.5	45.9
Other products and services	194.6	16.1	171.0	13.6	170.3	10.7

Totals	$3,365.5	$364.9	$3,214.3	$189.4	$3,259.7	$315.0

(a)	See note 3 for additional information

	Years ended
		As adjusted(a)
	December 28, 2007	December 29, 2006	December 30, 2005

Net sales by geographic region:
North America	$1,530.2	$1,574.1	$1,579.6
Europe	1,113.6	1,051.1	1,143.5
Asia	366.9	355.4	346.5
Middle East	236.1	133.6	93.3
Other	118.7	100.1	96.8

Total net sales	$3,365.5	$3,214.3	$3,259.7

(a)	See note 3 for additional information

	December 28, 2007	December 29, 2006

Property, plant and equipment, net:
North America	$100.3	$101.5
Europe	122.9	121.6
Middle East	96.0	75.5
Africa	39.8	35.5
Asia	43.1	32.3
Central and South America	384.2	393.5
Maritime equipment (including containers)	43.9	55.6
Corporate	21.6	25.0

Total property, plant and equipment, net	$851.8	$840.5

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

22. Business Segment Data (continued)

		As adjusted(a)
	December 28, 2007	December 29, 2006

Identifiable assets:
North America	$334.6	$342.6
Europe	575.3	577.4
Middle East	187.9	104.0
Africa	118.3	133.6
Asia	128.4	111.7
Central and South America	645.9	611.7
Maritime equipment (including containers)	99.7	112.2
Corporate	95.6	96.4

Total identifiable assets	$2,185.7	$2,089.6

Our earnings are heavily dependent on operations located worldwide. These operations are a significant factor in the economies of some of the countries in which we operate and are subject to the risks that are inherent in operating in such countries, including government regulations, currency and ownership restrictions and risk of expropriation.

One customer accounted for approximately 15%, 12% and 11% of net sales in 2007, 2006 and 2005, respectively. These sales are reported in the banana and other fresh produce segments. No other customer accounted for 10% or more of our net sales. In 2007, the top ten customers accounted for approximately 36% of net sales as compared with 31% and 32% of our net sales during 2006 and 2005, respectively. Identifiable assets by geographic area represent those assets used in the operations of each geographic area. Corporate assets consist of goodwill, building, leasehold improvements and furniture and fixtures.

23. Shareholders’ Equity

Our shareholders have authorized 50,000,000 preferred shares at $0.01 par value of which none have been issued and are outstanding. Our shareholders have authorized 200,000,000 ordinary shares of common stock of which 62,702,916 have been issued and outstanding.

During November 2007, we sold 4,222,000 of our ordinary shares. We used $117.1 million of the total net proceeds of $117.5 million to repay indebtedness outstanding under the Credit Facility.

On February 14, 2006, we amended our Credit Facility to increase the allowable repurchase of our stock in an aggregate amount not to exceed $300 million. On March 3, 2006, our Board of Directors authorized an initial stock repurchase program of up to $300 million of our ordinary shares. During 2006, we purchased 341,346 of our ordinary shares in open market transactions at an average purchase price of $16.99 per share under this program. We account for treasury stock using the cost method. On May 10, 2007, we cancelled the 341,346 ordinary shares held in treasury. During 2007, no ordinary shares were repurchased under this program.

In 2006, we paid regular quarterly cash dividends of $0.20 per ordinary share in the first and second quarters and $0.05 per ordinary share in the third and fourth quarter for a total of $0.50 per share for the year. On October 31, 2006, we announced that the regular cash dividend of $0.05 per share will be suspended.

Schedule II—Valuation and Qualifying Accounts

Fresh Del Monte Produce Inc. and Subsidiaries

(U.S. Dollars in millions)

Col. A	Col. B	Col. C		Col. D	Col. E
		Additions		Deductions
Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts		Balance at End of Period
Year ended December 28, 2007:

Deducted from asset accounts:
Valuation accounts:
Trade accounts receivable	$25.4	$(1.4)	$(0.1)	$(3.5)	$20.4
Advances to growers and other receivables	23.2	4.7	(0.3)	(13.0)	14.6
Deferred tax asset valuation allowance	276.0	(49.8)	(3.4)	(27.9)	194.9
Accrued liabilities:
Provision for Kunia Well Site	22.3	0.8	—	(1.4)	21.7

Total	$346.9	$(45.7)	$(3.8)	$(45.8)	$251.6

Year ended December 29, 2006:

Deducted from asset accounts:
Valuation accounts:
Trade accounts receivable	$20.1	$6.8	$(0.2)	$(1.3)	$25.4
Advances to growers and other receivables	20.4	5.1	(0.5)	(1.8)	23.2
Deferred tax asset valuation allowance	197.9	82.7	(4.6)	—	276.0
Accrued liabilities:
Provision for Kunia Well Site	22.8	0.5	—	(1.0)	22.3

Total	$261.2	$95.1	$(5.3)	$(4.1)	$346.9

Year ended December 30, 2005:

Deducted from asset accounts:
Valuation accounts:
Trade accounts receivable	$20.2	$1.7	$(0.5)	$(1.3)	$20.1
Advances to growers and other receivables	20.7	2.8	(1.4)	(1.7)	20.4
Deferred tax asset valuation allowance	125.7	96.9	(15.3)	(9.4)*	197.9
Accrued liabilities:
Provision for Kunia Well Site	24.1	0.6	—	(1.9)	22.8

Total	$190.7	$102.0	$(17.2)	$(14.3)	$261.2

*	- Includes the effect of acquiring Del Monte Foods on October 1, 2004.
**	- Effective December 30, 2006, the first day of our 2007 year, we adopted Financial Accounting Standards Board Staff Position No. AUG AIR-1, “Accounting for Planned Maintenance Activities” (“FSP AUG AIR-1”). We have adopted the deferral method of accounting for vessel dry-dock activities whereby actual costs incurred are deferred and amortized on a straight-line basis over the period until the next scheduled dry-dock activity. As a result or retrospectively adjusting all prior periods presented due to FSP AUG AIR-1, we no longer include planned major maintenance activities in Schedule II.

S-1

Exhibit Index

Exhibit No.	Description
8.1	List of Subsidiaries.

12.1	Certification of Chief Executive Officer filed pursuant to 17 CFR 240.13a-14(a).

12.2	Certification of Chief Financial Officer filed pursuant to 17 CFR 240.13a-14(a).

13.1	Certifications of Chief Executive Officer and Chief Financial Officer furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. Section 1350.

15.1	Consent of Independent Registered Public Accounting Firm.